Exhibit 99.1

OFFERING MEMORANDUM	CONFIDENTIAL

GAS NATURAL SDG, S.A.

1-for-1 rights offering of 447,776,028 new ordinary shares

at €7.82 per new ordinary share

We are granting our shareholders preferential subscription rights to subscribe for an aggregate of 447,776,028 newly issued ordinary shares with a nominal value of €1.00 each. Each ordinary share held on 13 March 2009 entitles its holder to receive one right. The exercise of one right entitles the exercising holder to subscribe for one new share against payment of the subscription price in cash. The subscription price is €7.82 per new share.

If rightsholders wish to subscribe for new shares, they must exercise their rights on or before 28 March 2009. Rightsholders may exercise or sell their preferential subscription rights in whole or in part. Rights not exercised by their holders on or before 28 March 2009 will lapse and our Board of Directors will allocate the corresponding shares not taken up to rightsholders who, subject to availability, have agreed to take up additional shares in excess of their pro rata entitlement in an additional subscription period. Holders of rights that lapse will not be compensated. See “Summary—The Rights Offering” and “The Rights Offering and Exercise of Preferential Rights”.

Criteria CaixaCorp, S.A. (“Criteria CaixaCorp”) and Repsol YPF, S.A. (“Repsol YPF”) (together, our “majority shareholders”), have irrevocably committed to exercise in full the preferential subscription rights granted to them in the rights offering. In addition, we have entered into an underwriting agreement with the managers named herein (together, the “managers”) in respect of all of the new shares not subject to the irrevocable commitments from our majority shareholders. The managers will seek to place any such unsubscribed shares with qualifying institutional investors during a discretionary allocation period, and any such shares that remain unsold after the discretionary allocation period will, subject to the terms of the underwriting agreement, be acquired by the managers, pro rata to their respective commitments, at the subscription price.

As of the date of this offering memorandum, we have 447,776,028 ordinary shares outstanding. After the rights offering, we will have 895,552,056 ordinary shares outstanding. Our ordinary shares are listed on the Madrid, Barcelona, Bilbao and Valencia stock exchanges (the “Spanish stock exchanges”) and traded on the Sistema de Interconexión Bursátil Español (“SIBE”), the automated quotation system of the Spanish stock exchanges. We will apply to list the new shares on the Spanish stock exchanges. On 11 March 2009, the closing price of our shares on the SIBE was €11.70 per share.

The specific dates for actions to occur in connection with the rights offering that are set forth throughout this offering memorandum are indicative only. We cannot assure you that the indicated actions will in fact occur on the cited dates or at all.

Investing in the rights and the new shares involves risks. See “Risk Factors” beginning on page 15.

The rights and the new shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or with any securities regulatory authority of any state or other jurisdiction in the United States. We are offering and selling the rights and new shares in transactions not subject to the registration requirements of the U.S. Securities Act (i) within the United States to existing U.S. shareholders in reliance on Rule 801 under the U.S. Securities Act, and (ii) outside the United States, in offshore transactions in reliance on Regulation S under the U.S. Securities Act. Any resale or transfer of rights by or on behalf of persons resident in the United States is only permitted outside the United States pursuant to Regulation S of the U.S. Securities Act. Additionally, the managers may arrange for the offer and sale of new shares not taken up in the rights offering (i) within the United States to persons reasonably believed to be ‘qualified institutional buyers’ (“QIBs”) within the meaning of, and in reliance on, Rule 144A under the U.S. Securities Act, or (ii) outside the United States, in offshore transactions in reliance on Regulation S under the U.S. Securities Act. Prospective investors are hereby notified that the managers may be relying on the exemption from the provisions of Section 5 of the U.S. Securities Act provided by Rule 144A. For a description of these and certain further restrictions on offers, sales and transfers of the rights and new shares, see “Notice to Prospective Investors in the United States” and “Selling and Transfer Restrictions”.

The new shares are expected to be delivered through the book-entry facilities of the Spanish securities clearance and settlement system, Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (“Iberclear”), subject to payment, on or about 2 April 2009.

Joint Global Coordinators and Joint Bookrunners

UBS Investment Bank	Banco Santander	Barclays Capital	BNP Paribas	Citi	Société Générale

Joint Bookrunner

ING Wholesale Banking

Co-lead Manager

”la Caixa”

This offering memorandum is dated 12 March 2009

IMPORTANT NOTICES

You agree to each of the notices set forth below by accepting delivery of this offering memorandum.

In making an investment decision, prospective investors must rely upon their own examination of our Company and the terms of this offering memorandum, including the merits and risks involved in investing in the rights and the new shares.

You are being sent this offering memorandum solely for the purpose of considering an investment in the rights and new shares described in this offering memorandum. All of the information in this offering memorandum has been furnished by our Company and you acknowledge and agree that neither of our majority shareholders and none of the managers makes any representation or warranty, express or implied, as to the accuracy or completeness of the information given herein, and that nothing contained in this offering memorandum is, or shall be relied upon as, a promise, warranty or representation by either of our majority shareholders, any of the managers or any of their respective affiliates, advisers or selling agents.

No person is authorised to give information or to make any warranty or representation in connection with the offering or sale of the rights or the new shares other than as contained in this offering memorandum. If any such information is given or made, it must not be relied upon as having been authorised by us, our majority shareholders, the managers or any of our or their respective affiliates, advisers or selling agents. Neither the delivery of this offering memorandum nor any sale or other conveyance made hereunder shall under any circumstances imply that there has been no change in our affairs or that the information set forth in this offering memorandum is correct as of any date subsequent to the date of this offering memorandum.

You may not reproduce or distribute this offering memorandum, in whole or in part, and you may not disclose any of the contents of this offering memorandum or use any information given herein for any purpose other than considering an investment in the rights and new shares described in this offering memorandum. Notwithstanding anything to the contrary in this offering memorandum, each prospective investor (and each employee, representative or other agent of such prospective investor) may disclose to any and all persons, without limitation of any kind, the U.S. tax treatment and U.S. tax structure of any offering and all materials of any kind (including opinions or other tax analyses) that are provided to such prospective investor relating to the U.S. tax treatment and U.S. tax structure, other than any information for which non-disclosure is reasonably necessary in order to comply with applicable securities laws.

The distribution of this offering memorandum and the offering and sale of the rights and the new shares in certain jurisdictions may be restricted by law, and this offering memorandum may not be used in connection with any offer or solicitation in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Other than in Spain, no action has been taken or will be taken by us, our majority shareholders or the managers that would permit a public offering of the rights or the new shares or the possession or distribution of an offering memorandum in any jurisdiction where action for that purpose would be required. This offering memorandum may not be used for, or in connection with, and does not constitute an offer of, or an invitation or solicitation to subscribe for or purchase, any securities in any jurisdiction in which such offer, invitation or solicitation would be unlawful. We, our majority shareholders and the managers require persons into whose possession this offering memorandum comes to inform themselves about and to observe any such restrictions. Neither we nor our majority shareholders nor the managers accept any responsibility for any violation by any person, whether or not such person is a prospective purchaser of the rights or the new shares described in this offering memorandum, of any of these restrictions.

OFFERING RESTRICTIONS

Prospective investors should familiarise themselves with and observe the selling and transfer restrictions in “Selling and Transfer Restrictions”, as well as the other offering restrictions set forth below.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED STATES

The rights and the new shares have not been approved, disapproved or recommended by the U.S. Securities and Exchange Commission (the “SEC”) or any other federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this offering memorandum. Any representation to the contrary is a criminal offence in the United States.

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The rights and the new shares have not been, and will not be, registered under the U.S. Securities Act, or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold, subscribed for, pledged or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state securities laws. Accordingly, unless an appropriate exemption from relevant securities law requirements is available, the rights and the new shares may not be offered, sold, or exercised, directly or indirectly, in or into the United States.

We are offering and selling the rights and new shares in transactions not subject to the registration requirements of the U.S. Securities Act (i) within the United States to existing U.S. shareholders in reliance on Rule 801 under the U.S. Securities Act, and (ii) outside the United States, in offshore transactions in reliance on Regulation S under the U.S. Securities Act. Any resale or transfer of rights by or on behalf of persons resident in the United States is only permitted outside the United States pursuant to Regulation S of the U.S. Securities Act. New shares acquired by existing U.S. shareholders in reliance on Rule 801 will be “restricted securities” as defined in Rule 144(a)(3) of the U.S. Securities Act to the same extent and in the same proportion as our shares held by such shareholders on the record date.

Additionally, the managers may arrange for the offer and sale of new shares not taken up in the rights offering (i) within the United States to persons reasonably believed to be QIBs in reliance on Rule 144A under the U.S. Securities Act, or (ii) outside the United States, in offshore transactions in reliance on Regulation S under the U.S. Securities Act. Prospective investors are hereby notified that the managers may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

This rights offering is made for the securities of a company organised in Spain. The offer is subject to Spanish disclosure requirements, which are different from those of the United States. Financial statements included in the document have been prepared in accordance with International Financial Reporting Standards adopted by the European Union, which may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since we are located in Spain, and some or all of our officers and directors may be residents of Spain. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES (“RSA 421-B”) WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT ANY EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO PROSPECTIVE INVESTORS IN CANADA

Neither the rights nor the new shares have been or will be qualified by prospectus for offer or sale to the public in Canada under applicable Canadian securities laws and, accordingly, any offer or sale of rights or new shares in Canada will be made pursuant to an exemption from the applicable prospectus filing requirements, and otherwise in compliance with applicable Canadian laws.

This document is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in Canada. No securities commission or similar authority in Canada has reviewed or in any way passed upon this document or the merits of the securities described herein, and any representation to the contrary is an offence.

NOTICE TO PROSPECTIVE INVESTORS IN THE EEA

This offering memorandum has been prepared on the basis that all offers of rights and new shares in the EEA (other than Spain) will be made using this offering memorandum pursuant to an exemption under EU Directive 2003/71/EC (the “Prospectus Directive”), as implemented in member states of the European Economic Area (“EEA”), from the requirements to produce a prospectus for offers of securities. Accordingly, any person making or intending to make an offer within the EEA of the rights and/or new shares that are the subject of the rights offering contemplated in this offering memorandum should only do so in circumstances in which no obligation arises for us, our majority shareholders or the managers to produce a prospectus for such offer. None of us, our majority shareholders or the managers has authorised, and none of us authorises, the making of any offer of rights or new shares through any financial intermediary, other than offers made by the managers that constitute the final placement of rights or new shares contemplated in this offering memorandum.

NOTICE TO PROSPECTIVE INVESTORS IN SPAIN

The rights offering constitutes an offering of new shares to holders of rights in and outside of Spain but this offering memorandum relates only to offers made outside of Spain.

Offers made in Spain are being made pursuant to a separate prospectus (folleto informativo) in the Spanish language that complies with the requirements of the Prospectus Directive (the “Spanish prospectus”). Copies of the Spanish prospectus, which was registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) (“CNMV”) on 12 March 2009, are available for inspection at the offices of the CNMV and at our registered office.

This offering memorandum is an advertisement for the purposes of Article 15 of the Prospectus Directive and Article 28 of Spanish Royal Decree 1310/2005 of 4 November 2005 and has not been filed with, or reviewed, approved, disapproved or recommended by, the CNMV.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

This offering memorandum is being distributed only to and is directed only at: (i) persons who are outside the United Kingdom, (ii) “investment professionals” specified in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (iii) persons falling within Article 49(2)(a) to (d) of the Order, and (iv) other persons to whom it may lawfully be communicated (all such persons together being referred to as “relevant persons”). This offering memorandum is directed only at relevant persons and must not be acted on or relied on by any person who is not a relevant person. Any investment or investment activity to which this offering memorandum relates is available only to relevant persons and will be engaged in only with relevant persons.

The rights and the new shares described in this offering memorandum may not be offered or sold to any person in the United Kingdom, other than to “qualified investors” (as defined in Section 86(7) of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) or otherwise in circumstances that do not require an approved prospectus to be made available to the public, as stipulated by Section 86 of the FSMA.

AVAILABLE INFORMATION

To permit compliance with Rule 144A under the U.S. Securities Act in connection with resales of the new shares, we will furnish, upon written request, to holders of our ordinary shares, any owner of any beneficial interest in our ordinary shares or any prospective purchaser designated by such a holder or such an owner, the information required to be delivered pursuant to Rule 144(d)(4) under the U.S. Securities Act if, at the time of such request, we are neither subject to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) nor exempt from reporting pursuant to Rule 12g3-2(b).

We are subject to the informational requirements of the CNMV and the Spanish stock exchanges and file reports, statements and other information relating to our business, financial condition, results of operations and other matters with the CNMV and the Spanish stock exchanges. You may separately read such reports, statements and other information, including our annual, half-yearly and quarterly reports, accounts and other financial information, at the offices of the CNMV at Paseo de la Castellana, 19, Madrid, Spain and at the public reference facilities maintained at each of the Spanish stock exchanges. The CNMV also makes our filings available on its website (www.cnmv.es). The reports, statements and information described above and the filings posted on the website of the CNMV do not constitute part of this offering memorandum. Information regarding our Company is also available at the Mercantile Registry of Barcelona at Gran Via de les Corts Catalanes, 184, Barcelona, Spain.

INTERNET

Neither the content of our website nor any other website (including but not limited to the website of Unión Fenosa, www.unionfenosa.com) referred to in this offering memorandum (nor the content of any website accessible from hyperlinks on any such website) is incorporated into, or forms part of, this offering memorandum.

CERTAIN TERMS AND CONVENTIONS

As used in this offering memorandum:

“Acquisition Facilities” refers to the credit facilities made available to us under the Acquisition Facilities Agreement;

“Acquisition Facilities Agreement” refers to the credit facilities agreement governed by Spanish law for an initial principal amount of €19,000 million, which we entered into as borrower, on 7 August 2008, with certain financial institutions named therein as original lenders and original mandated lead arrangers, and ”la Caixa”, as facility agent, in connection with the Offer, as amended from time to time;

“ACS” refers to Actividades de Construcción y Servicios, S.A.;

“ACS Group” refers to ACS and its consolidated subsidiaries;

“ACS Stake” refers to the 414,108,015 Unión Fenosa shares (representing 45.31% of the voting share capital of Unión Fenosa), which we have acquired from ACS and other members of the ACS Group for an aggregate purchase price (net of gross dividends received) of approximately €7,500 million at a price of €18.05 per share in cash pursuant to a share purchase agreement dated 30 July 2008;

“Banco Santander” refers to Banco Santander, S.A.;

“Barclays Capital” refers to Barclays Bank PLC;

“BNP Paribas” refers to BNP Paribas;

“the Board of Directors”, “the Board”, “our Board of Directors” and “our Board” refers to the board of directors of Gas Natural SDG, S.A., unless the context indicates otherwise;

“Caixanova” refers to Caixa de Aforros de Vigo, Ourense y Pontevedra;

“Caixanova Stake” refers to the 43,106,409 Unión Fenosa shares (representing 4.72% of the voting share capital of Unión Fenosa), which we have acquired from Caixanova for a deferred aggregate purchase price of approximately €776 million at a price of €18.00 per share in cash pursuant to a share purchase agreement dated 12 December 2008;

“Caja Navarra” refers to Caja de Ahorros y Monte de Piedad de Navarra;

“Cepsa” refers to Compañía Española de Petroleos, S.A.;

“Citi” refers to Citigroup Global Markets Limited;

“CNC” refers to the Comisión Nacional de Competencia, the Spanish National Competition Commission;

“CNE” refers to the Comisión Nacional de Energía, the Spanish National Energy Commission;

“CNMV” refers to the Comisión Nacional del Mercado de Valores, the Spanish securities market regulator;

“Criteria CaixaCorp” refers to Criteria CaixaCorp, S.A., one of our principal shareholders and a member of the ”la Caixa” group;

“EEA” refers to the European Economic Area;

“Electricity Sector Act” refers to Law 54/1997, of 27 November 1997;

“Enlarged Group” refers to the Gas Natural Group and the Unión Fenosa Group, taken together;

“euro” or “€” refers to the single currency of each member state of the European Union, including Spain, which participated or participates at the relevant time in the Economic and Monetary Union;

“Fitch Ratings” refers to Fitch Ratings Ltd.;

“Gas Natural”, “the Company”, “the Group”, “we”, “us”, “our Company”, “our Group” and “our” refer to Gas Natural SDG, S.A., together with its consolidated subsidiaries, unless the context indicates otherwise;

“Gas Natural Group” refers to our Group, excluding the Unión Fenosa Group;

“Gas Natural SDG” refers only to the parent company of our Group, Gas Natural SDG, S.A.;

“GDF-Suez” refers to GDF-Suez, S.A., one of our principal shareholders;

“global coordinators” refers to UBS, Banco Santander, Barclays Capital, BNP Paribas, Citi and SocGen, in their capacity as joint global coordinators in respect of the rights offering;

“Hisusa” refers to Hisusa Holding de Infraestructuras de Servicios Urbanos, S.A.;

“Hydrocarbons Sector Act” refers to Law 34/1998, of 7 October 1998;

“Iberclear” refers to the Spanish securities clearance and settlement system, Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.;

“IFRS-EU” refers to the International Financial Reporting Standards, as adopted by the European Union;

“ING Wholesale Banking” refers to ING Bank N.V.;

“ING Belgium” refers to ING Belgium, S.A., Sucursal en España;

“IT” refers to information technology;

“joint bookrunners” refers to UBS, Banco Santander, Barclays Capital, BNP Paribas, Citi, ING Wholesale Banking and SocGen, in their capacity as joint bookrunners in respect of the rights offering;

”la Caixa” refers to Caixa d’Estalvis i Pensions de Barcelona, the parent company of one of our principal shareholders, Criteria CaixaCorp;

“majority shareholders” refers to Criteria CaixaCorp and Repsol YPF;

“management” or “our management” refers to the management of Gas Natural SDG, S.A., unless the context indicates otherwise;

“managers” refers to UBS, Banco Santander, Barclays Capital, BNP Paribas, Citi, SocGen, ING Wholesale Banking and ”la Caixa”;

“Moody’s” refers to Moody’s Investors Service Limited;

“Offer” refers to our mandatory takeover offer, which we presented to the CNMV on 3 March 2009 and was pending approval as of the date of this offering memorandum, for all Unión Fenosa shares not already held by us, as amended from time to time;

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“Offer Document” refers to the offer document relating to the Offer, a draft of which was presented to the CNMV for approval on 3 March 2009 in accordance with Royal Decree 1066/2007, of 13 August 2007;

“Pitta Costruzioni” refers to Pitta Costruzioni, S.p.A.;

“QIB” refers to a ‘qualified institutional buyer’ within the meaning of Rule 144A of the U.S. Securities Act;

“qualifying institutional investors” refers to those persons or entities who have the status of (i) QIBs in the United States, (ii) ‘qualified investors’ in Spain and elsewhere in the EEA, as defined in Article 2.1(e) of Directive 2003/71/EC of 4 November 2003, or (iii) qualified investors resident in jurisdictions outside of Spain and outside of the EEA, such that, in accordance with the laws and regulations in force in such jurisdictions, the offer and sale of the rights and the new shares do not require registration or approval;

“REE” refers to Red Eléctrica de España, S.A.U.;

“Repsol YPF” refers to Repsol YPF, S.A., one of our principal shareholders;

“rightsholders” refers to all holders of the preferential subscription rights issued pursuant to the rights offering registered in the records of Iberclear at 23:59 (Madrid time) on the date on which the rights offering is announced in the Spanish Commercial Registry Official Gazette (Boletín Oficial del Registro Mercantil) and any person who, during the preferential subscription period, acquired any such preferential subscription rights;

“rights offering” refers to our offering of preferential rights to subscribe for new ordinary shares of nominal value of €1.00 each in the share capital of Gas Natural SDG, which offering is made to rightsholders (and, if such rights are not fully taken up, to qualifying institutional investors) on the terms described in this offering memorandum;

“SEC” refers to the U.S. Securities and Exchange Commission;

“Sedigas” refers to Asociación Española del Gas;

“SIBE” refers to the automated quotation system of the Spanish stock exchanges, Sistema de Interconexión Bursátil Español;

“SocGen” refers to Société Générale;

“SocGen Spain” refers to Société Générale, Sucursal en España;

“Spanish stock exchanges” refers to the Madrid, Barcelona, Bilbao and Valencia stock exchanges;

“Standard & Poor’s” refers to Standard & Poor’s Rating Services, a division of the McGraw-Hills Companies Inc.;

“UBS” refers to UBS Limited;

“Unión Fenosa” and “the Unión Fenosa Group” refers to Unión Fenosa, S.A., together with its consolidated subsidiaries, unless the context indicates otherwise;

“Unión Fenosa, S.A.” refers only to the parent company of the Unión Fenosa Group, Unión Fenosa, S.A.;

“U.S. dollars”, “U.S.$” or “$” refers to the currency of the United States;

“U.S. Exchange Act” refers to the United States Securities Exchange Act of 1934, as amended;

“U.S. GAAP” refers to accounting principles generally accepted in the United States;

“U.S. Securities Act” refers to the United States Securities Act of 1933, as amended;

“U.S. Tax Code” refers to the United States Internal Revenue Code of 1986, as amended; and

“VAT” refers to value added tax.

CERTAIN INDUSTRY TERMS

A glossary of selected industrial terms that we use throughout this offering memorandum to describe our activities and the markets in which we operate is included under the heading “Glossary of Selected Industry Terms”.

MARKET AND INDUSTRY INFORMATION

Market data and certain industry forecasts used throughout this offering memorandum were obtained from internal surveys, reports and studies, where appropriate, as well as market research, publicly available information and industry publications and other data published by Standard & Poor’s RatingsDirect (“Standard & Poor’s”), Moody’s Investors Service’s Global Credit Research (“Moody’s”), the Brazilian Ministry of Mining and Energy (Ministério de Minas e Energia), Bloomberg Finance LLP (“Bloomberg”), the Spanish Ministry for Industry, Tourism and Trade (Ministerio de Industria, Turismo y Comercio), Red Eléctrica de España, S.A.U., the Spanish Gas Association (Asociación Española del Gas), the Spanish National Energy Commission (Comisión Nacional de Energía or “CNE”), Operador del Mercado Ibérico de Energía—Polo Español, S.A. (“OMEL”), BlueNext, Unidad de Planeación Minero Energética (“UPME”), the Mexican Ministry of Energy (Secretaría de Energía or “SENER”) and the Puerto Rico Electric Power Authority (“PREPA”), among others.

Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, estimates and market research, while believed to be reliable and accurately extracted by us for the purposes of this offering memorandum, have not been independently verified, and we do not make any representation as to the accuracy of such information.

In this offering memorandum, we refer to the following Spanish market and industry sources as follows:

Source	Abbreviation

Asociación Española del Gas	“Sedigas”

—Informe Anual	“Sedigas Annual Report”

—Avance Estadístico	“Sedigas Preliminary Statistical Report”

Comisión Nacional de Energía	“CNE”

—Informe Anual	“CNE Annual Report”

—Información trimestral de supervisión del mercado minorista	“CNE Quarterly Report”

—El consumo eléctrico en el mercado peninsular	“CNE Electricity Consumption Report”

—Información básico de los sectores de la energía	“CNE Energy Sector Report”

Enagás, S.A.	“Enagás”

—Informe Anual	“Enagás Annual Report”

—Boletín Estadístico Gestión Técnica del Sistema Gasista	“Enagás Preliminary Statistical Report”

Ministerio de Industria, Turismo y Comercio	“MITC”

—Libro de la Energía en España	“Report: Energy in Spain”

Red Eléctrica de España, S.A.U.	“REE”

—Balance Eléctrico Diario	“REE Daily Balance Report”

—Avance del Informe	“REE Preliminary Report”

—El Sistema Eléctrico Español	“REE Electricity System Report”

PRESENTATION OF FINANCIAL AND OTHER INFORMATION OF UNIÓN FENOSA

All information relating to Unión Fenosa presented in this offering memorandum, including but not limited to Unión Fenosa financial, non-financial and operating data, has been extracted exclusively from publicly available information, including information available on Unión Fenosa’s website (www.unionfenosa.com) and information publicly filed by Unión Fenosa with the CNMV. We were not involved in the preparation of such information and cannot, therefore, confirm its accuracy, completeness or veracity. Investors are cautioned that such information may contain errors and does not purport to be complete. Complete information regarding Unión Fenosa’s businesses, financial condition, results of operations and management rests only within the knowledge of Unión Fenosa and is unknown and not available to us as of the date of this offering memorandum.

Moreover, any information regarding Unión Fenosa that has not been publicly disclosed by Unión Fenosa may have resulted in material changes to the adjustments and assumptions used in the Unaudited Consolidated Pro Forma Financial Information, included elsewhere in this offering memorandum, had we been aware of such information when we prepared the Unaudited Consolidated Pro Forma Financial Information.

PRESENTATION OF FINANCIAL INFORMATION

Presentation of Financial Information

Audited Consolidated Annual Accounts of Gas Natural

This offering memorandum contains the audited consolidated annual accounts of Gas Natural SDG, S.A. and its subsidiaries as of and for each of the years ended 31 December 2008, 2007 and 2006, prepared in accordance with IFRS-EU, which, taken together, we refer to as our “Audited Consolidated Annual Accounts”.

For the purposes of complying with Circular 1/2008 published by the CNMV on 30 January 2008, our audited consolidated annual accounts as of and for the year ended 31 December 2008 present certain line items of our consolidated income statement, consolidated balance sheet, consolidated statement of income and expenses recognised and consolidated cash flow statement differently from prior years. See Note 2.1 to our audited consolidated annual accounts as of and for the year ended 31 December 2008 for an explanation of the reclassifications implied by this change in presentation.

For the convenience of the reader, we have presented our financial information as of and for the years ended 31 December 2007 and 2006 in this offering memorandum on the same basis as we used for our audited consolidated annual accounts as of and for the year ended 31 December 2008. Accordingly, the financial information given as of and for each of the years ended 31 December 2007 and 2006 differs, in certain respects, from the financial information presented in our audited consolidated annual accounts for those years included elsewhere in this offering memorandum.

We do not consider these differences in presentation to be material for a proper interpretation and understanding of our financial information as of the dates and for the periods presented.

Audited Consolidated Annual Accounts of Unión Fenosa

In addition to our Audited Consolidated Annual Accounts, we have also included in this offering memorandum the audited consolidated annual accounts of Unión Fenosa as of and for each of the years ended 31 December 2008, 2007 and 2006, prepared in accordance with IFRS-EU, which, taken together, we refer to as the “Unión Fenosa Audited Consolidated Annual Accounts”. All information relating to Unión Fenosa presented in this offering memorandum, including all Unión Fenosa financial information, has been extracted exclusively from publicly available information, including information available on Unión Fenosa’s website (www.unionfenosa.com) and information publicly filed by Unión Fenosa with the CNMV. See “Presentation of Financial and Other Information of Unión Fenosa”.

Unaudited Consolidated Pro Forma Financial Information

In addition to our Audited Consolidated Annual Accounts and the Unión Fenosa Audited Consolidated Annual Accounts, we have also included in this offering memorandum our unaudited consolidated pro forma income statement and balance sheet as of and for the year ended 31 December 2008, which we refer to as our “Unaudited Consolidated Pro Forma Financial Information”.

We have included this financial information to illustrate, on a pro forma basis, how our consolidated balance sheet at 31 December 2008 and our consolidated income statement for the year ended 31 December 2008 might have been affected by our acquisition of the entire share capital of Unión Fenosa, assuming that such acquisition had been completed on:

•	31 December 2008, for the purpose of presenting our unaudited consolidated pro forma balance sheet information as of 31 December 2008; and

•	1 January 2008, for the purpose of presenting our unaudited consolidated pro forma income statement information for the year ended 31 December 2008.

For further information in relation to our takeover offer for Unión Fenosa and our related acquisitions of shares of Unión Fenosa, see “Our Acquisition of Unión Fenosa”.

The financial information, and the basis used to prepare, the assumptions underlying and adjustments applied to, the Unaudited Consolidated Pro Forma Financial Information are described in the notes to the Unaudited Consolidated Pro Forma Financial Information included elsewhere in this offering memorandum.

The Unaudited Consolidated Pro Forma Financial Information presented in this offering memorandum is based on estimates and assumptions that are preliminary and on publicly available information on Unión Fenosa. It has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation that does not purport to represent, and may not give a true picture of, the actual financial condition and results of operations of the Enlarged Group that would have been achieved if we had acquired the entire issued share capital of Unión Fenosa on 31 December 2008 or 1 January 2008, as the case may be. Moreover, the Unaudited Consolidated Pro Forma Financial Information does not purport to project the financial condition or results of operations of the Enlarged Group as of any future date or for any future period. Accordingly, investors are cautioned not to place undue reliance on the Unaudited Consolidated Pro Forma Financial Information.

The Unaudited Consolidated Pro Forma Financial Information does not constitute, and should not be relied upon as constituting, a complete set of financial statements. For a proper interpretation of the Unaudited Consolidated Pro Forma Financial Information, it must be read together with our Audited Consolidated Annual Accounts and the Unión Fenosa Audited Consolidated Annual Accounts.

The Unaudited Consolidated Pro Forma Financial Information has been prepared in accordance with European Commission Regulation (EC) Nº 809/2004 (the “EC Regulation”) and with the content of the recommendation issued by the Commission of European Securities Regulators (“CESR”) for the consistent implementation of the aforementioned Regulation (CESR/05-054b). The Unaudited Consolidated Pro Forma Financial Information has not, however, been prepared in accordance with the requirements of Article 11 of Regulation S-X under the U.S. Exchange Act.

Investors should read the risk factors relating to the Unaudited Consolidated Pro Forma Financial Information set forth under “Risk Factors—Risks Relating to our Takeover Offer for, and our Intended Integration of, Unión Fenosa”.

Unaudited Management Measures

This offering memorandum also includes certain references to our EBITDA, which we calculate as our operating income, plus depreciation amortisation and operating provisions. We use this unaudited management measure to evaluate our performance, and we have presented this additional financial information in this offering memorandum because we believe the EBITDA measure may assist in the understanding of our results of operations. This information is not prepared in accordance with IFRS-EU and should be viewed as supplemental to our Audited Consolidated Annual Accounts. Investors are cautioned not to place undue reliance on this information and should note that EBITDA, as calculated by us, may differ materially from similarly titled financial measures reported by other companies, including our competitors.

Certain Differences between IFRS-EU and U.S. GAAP

This offering memorandum includes financial statements and other financial information prepared and presented in accordance with IFRS-EU, and the discussion and analysis of our financial condition and results of operations is based on our Audited Consolidated Annual Accounts prepared in accordance with IFRS-EU.

IFRS-EU and U.S. GAAP differ materially from each other. This offering memorandum does not include any reconciliation to either U.S. GAAP or the International Financial Reporting Standards, as published by the International Accounting Standards Board of the Audited Consolidated Annual Accounts or any other financial information prepared and presented in accordance with IFRS-EU. Moreover, this offering memorandum does not include any narrative description of the differences between IFRS-EU and U.S. GAAP and we have made no attempt to identify or quantify the differences between IFRS-EU and U.S. GAAP that might be applicable to us, Unión Fenosa, or our respective financial statements or other financial information. It is possible that a reconciliation or other qualitative or quantitative analysis would identify material differences between our or Unión Fenosa’s financial statements and other financial information prepared under IFRS-EU and U.S. GAAP. You should consult your own accounting advisers for an understanding of the differences between IFRS-EU and U.S. GAAP and how those differences might affect the financial statements and other financial information in this offering memorandum.

Foreign currency translation

Items included in the financial statements of each of our Group entities are measured using the currency of the primary economic environment in which such entity operates (the “functional currency”). The financial statements comprising our Audited Consolidated Annual Accounts and the Unaudited Consolidated Pro Forma Financial Information are presented in euros, being the functional and presentational currency of our Company. The euro is the common legal currency of the member states, including Spain, participating in the third stage of the European Economic and Monetary Union.

In our Audited Consolidated Annual Accounts, foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in our consolidated income statement.

The results and financial position of all of our Group entities that have a functional currency different from our Company’s presentational currency are translated into the presentational currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•

income and expenses for each income statement are translated at monthly average exchange rates (unless this average rate is not a reasonable approximation of the cumulative effect of the rate prevailing on the transaction date, in which case income and expenses are translated at the rate of the transaction); and

•	all resulting exchange differences are recognised as a separate component of equity, which we refer to as the cumulative translation adjustment.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate on the date of the relevant balance sheet.

The exchange rates against the euro of the main currencies of the companies within our Group at 31 December 2008, 2007 and 2006 and the average exchange rate for the years then ended were as follows.

Exchange rates against the euro	At 31 December 2008		At 31 December 2007		At 31 December 2006
	Closing rate	Average rate(1)	Closing rate	Average rate(2)	Closing rate	Average rate(3)
U.S. dollar	1.39	1.47	1.47	1.37	1.32	1.26
Argentinean peso	4.78	4.61	4.61	4.24	4.01	3.83
Brazilian real	3.25	2.67	2.61	2.66	2.82	2.73
Mexican peso	19.17	16.29	16.05	14.97	14.22	13.80
Colombian peso	3,122	2,874	2,966	2,842	2,948	2,963

Notes:

(1)	For the year ended 31 December 2008.

(2)	For the year ended 31 December 2007.

(3)	For the year ended 31 December 2006.

The Unión Fenosa Audited Consolidated Annual Accounts are also presented in euros.

x

General

Certain monetary amounts and other figures included in this offering memorandum have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of the amounts listed are due to rounding.

Furthermore, where indicated in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the percentage figures in the tables presenting our results of operations by business and geographical segment for each of the years ended 31 December 2008, 2007 and 2006 have been calculated using euro figures rounded to the nearest hundred thousand euros, whereas the euro monetary figures given in such tables have been rounded to the nearest million euros. Accordingly, any discrepancies between the percentages and the corresponding monetary amounts are due to rounding.

The financial information presented in this offering memorandum is provided for information purposes only and is not necessarily indicative of our future results of operations. Moreover, it is not intended to comply with the reporting requirements of the SEC. Compliance with such requirements would require the presentation of U.S. GAAP financial information, the modification or exclusion of certain information presented in this offering memorandum and the presentation of certain other information not included in this offering memorandum.

FORWARD-LOOKING STATEMENTS

This offering memorandum includes forward-looking statements that reflect our intentions, beliefs or current expectations and projections about our future results of operations, financial condition, liquidity, performance, prospects, anticipated growth, strategies, plans, opportunities, trends and the markets in which we operate. Forward-looking statements involve all matters that are not historical fact. We have tried to identify these and other forward-looking statements by using the words “may”, “will”, “would”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “project”, “future”, “potential”, “believe”, “seek”, “plan”, “aim”, “objective”, “goal”, “strategy”, “target”, “continue” and similar expressions or their negatives. These forward-looking statements are based on numerous assumptions regarding our present and future business and the environment in which we expect to operate in the future. Forward-looking statements may be found in sections of this offering memorandum entitled “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this offering memorandum.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects, anticipated growth, strategies, plans or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by, these forward-looking statements. Important factors that could cause those differences include, but are not limited to:

•	management strategies;

•	integration of the business;

•	synergies and cost savings;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	the effects of our acquisition of Unión Fenosa on our strategy;

•	timing and benefits of our acquisition of Unión Fenosa;

•	dividend policy;

•	macroeconomic conditions;

•	regulatory approvals received or anticipated regulatory approvals;

•	anticipated developments affecting tariffs, pricing structures and other regulatory matters;

•	estimated capital expenditures and other investments; and

•	other factors beyond our control.

Additional factors that could cause our actual results, financial condition, liquidity, performance, prospects, opportunities or achievements or industry results to differ include, but are not limited to, those discussed under “Risk Factors”.

In light of these risks, uncertainties and assumptions, the forward-looking events described in this offering memorandum may not occur. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this offering memorandum not to occur. Except as otherwise required by Spanish, U.S. federal and other applicable securities laws and regulations and by any applicable stock exchange regulations, we undertake no obligation to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this offering memorandum. Given the uncertainty inherent in forward-looking statements, we caution prospective investors not to place undue reliance on these statements.

Our majority shareholders and the managers assume no responsibility or liability for, and make no representation, warranty or assurance whatsoever in respect of, any of the forward-looking statements contained in this offering memorandum.

EXCHANGE RATES

The following table presents, for the periods indicated, information concerning the noon buying rate for the euro, expressed in U.S. dollars for €1.00. The rates set forth below are provided solely for your convenience and are not used by us in the preparation of our financial statements included elsewhere in this offering memorandum. The “noon buying rate” is the noon buying rate in New York City for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York. No representation is made that euro could have been, or could be, converted into U.S. dollars at that rate or at any other rate. The noon buying rate on 6 March 2009 was $1.2674 for €1.00.

	Noon Buying Rate
Year:	Period End	Average(1)	High	Low
2004	1.3538	1.2478	1.3625	1.1801
2005	1.1842	1.2400	1.3476	1.1667
2006	1.3197	1.2661	1.3327	1.1860
2007	1.4603	1.3797	1.4862	1.2904
2008	1.3919	1.4695	1.6010	1.2446
2009 (through 6 March)	1.2674	1.2733	1.3718	1.2547

Month:
September 2008	1.4081	1.4342	1.4737	1.3939
October 2008	1.2682	1.3267	1.4058	1.2446
November 2008	1.2694	1.2744	1.3039	1.2525
December 2008	1.3919	1.3511	1.4358	1.2634
January 2009	1.2804	1.3208	1.3718	1.2804
February 2009	1.2662	1.2797	1.3064	1.2547
March 2009 (through 6 March)	1.2674	1.2595	1.2674	1.2549

Source:	Bloomberg.

Note:

(1)	The average of the noon buying rate for the euro on the last day of each full month during the relevant year or each business day during the relevant month.

SUMMARY

Potential investors should read the following summary together with the more detailed information (including the information set forth under “Risk Factors”) and the financial statements (including the notes thereto) contained elsewhere in this offering memorandum.

Overview

We are a multinational energy group principally focused on the distribution and commercialisation of natural gas, with around 11.5 million customers in Spain, Italy, Latin America and France, the generation and commercialisation of electricity in Spain and the generation of electricity in Mexico and Puerto Rico.

For the year ended 31 December 2008, we generated consolidated revenues of €13,544 million and reported consolidated operating income of €1,794 million and basic earnings per share attributable to our shareholders of €2.36 per share. On 8 January 2009, we paid an interim dividend of €0.48 per share out of our net income for the year ended 31 December 2008.

In 2008, we distributed 481,414 GWh of natural gas and generated 31,451 GWh of electricity and, as of 31 December 2008, we owned and operated 115,295 km of gas distribution network in Spain, Italy and Latin America.

Our Acquisition of Unión Fenosa

Our acquisitions of Unión Fenosa shares

In July 2008, we conditionally agreed to acquire the 45.31% stake held by members of the ACS Group in the Spanish utility, Unión Fenosa, which is listed on the Spanish stock exchanges. We initially acquired shares representing 9.99% of the voting share capital of Unión Fenosa in August 2008, with our acquisition of the balance of the ACS Stake subject to certain regulatory and competition approvals, which we have now obtained. We acquired the balance of the ACS Stake on 3 March 2009. Since August 2008, we have also made certain other acquisitions of Unión Fenosa shares and entered into a number of equity swap arrangements in respect of Unión Fenosa shares. As of the date of this offering memorandum, we hold 50.02% of the voting share capital of Unión Fenosa, are entitled to call for physical delivery of a further 10.15% of the voting share capital under the swaps and have appointed four directors to the board of directors of Unión Fenosa. However, our voting rights are limited to 30% of the total voting share capital until such time as the CNMV approves the Offer Document.

Our takeover offer for Unión Fenosa

As a result of our acquiring more than 30% of the voting share capital of Unión Fenosa, we are required under Spanish takeover regulations to formulate a mandatory takeover offer in respect of all Unión Fenosa shares not held by us. The offer price has been set at €18.05 per share, and we presented the Offer Document to the CNMV for approval on 3 March 2009.

For details of our acquisitions of Unión Fenosa shares and our takeover offer for Unión Fenosa, see “Our Acquisition of Unión Fenosa”. For a description of certain risks and uncertainties relating to our acquisition of Unión Fenosa, see “Risk Factors—Risks Relating to our Takeover Offer for, and our Intended Integration of, Unión Fenosa”. For a summary description of the Unión Fenosa Group, based on publicly available information, see “Our Acquisition of Unión Fenosa—The Unión Fenosa Group”.

Financing of our acquisition of Unión Fenosa

On 7 August 2008, we entered into a credit facilities agreement for an initial principal amount of €19,000 million with certain financial institutions to finance our acquisition of Unión Fenosa. The principal amount has, as of the date of this offering memorandum, been reduced to €18,260 million, following our voluntary cancellation of commitments amounting to €740 million.

For details of these financing arrangements, see “Our Acquisition of Unión Fenosa—Sources of Funds—Acquisition Facilities”. For a description of certain risks relating to the financing of our acquisition of Unión Fenosa, see “Risk Factors—Risks Relating to our Financing of the Offer”.

Strengths

We are the largest distributor and commercialiser of natural gas in Spain and, since the 1990s, we have grown to become one of the largest natural gas distributors in Latin America based on number of customers. In recent years, we have also commenced and developed operations in the French and Italian gas markets.

Our successful gas business in Spain and strong customer base in Latin America has provided a platform that has allowed us to expand into other activities, particularly in the electricity sector. These activities include the generation and commercialisation of electricity in Spain, the generation of electricity in Puerto Rico since 2003 and in Mexico since 2007, as well as the creation of a portfolio of alternative energy generating assets in Spain, including wind farms and cogeneration facilities. We are taking a significant step in the integration of our gas and electricity businesses through our strategic acquisition of Unión Fenosa, one of Spain’s principal utility groups.

We believe that our successes result from what we consider to be our core strengths, including the following:

•

Market leader in gas distribution. At 31 December 2008, we had around 11.5 million gas customers in Spain, France, Italy and Latin America to whom we distributed gas through more than 115,000 km of pipelines. We are among the market leaders in gas distribution in Spain and Latin America, and we have a demonstrated ability to grow this franchise organically by opening up new population centres to natural gas distribution. In the three years ended 31 December 2008, we added an average of approximately 438,000 new supply points annually worldwide.

•

Flexible and well-diversified gas supply. As of the date of this offering memorandum, we have approximately 23.5 billion cubic metres of LNG and natural gas contracted from diverse geographic locations, and with differentiated pricing structures. This, combined with our fleet of eleven LNG tankers (operated through our “Stream” joint venture with Repsol YPF), provides flexibility and the ability to arbitrage gas supplies between different regions of the world.

•

Significant portfolio of CCGT plants. We currently operate 3,600 MW of CCGT capacity in Spain, with 1,200 MW presently under construction and a further 800 MW in the approvals process, and 542 MW of installed CCGT capacity in Puerto Rico. At the end of 2007, we acquired five CCGT plants in Mexico with a total installed capacity of 2,233 MW.

•

Strong and well-established brand in Spain. With a brand that is a household name in Spain and over 800 sale centres in Spain, we have attained over 5.8 million supply points and approximately 1.68 million maintenance and services contracts. At 31 December 2008, we had an average of 1.39 contracts per customer in Spain.

Strategy

Our principal aim is to achieve the complete integration of Unión Fenosa and its subsidiaries within our Group to form an international energy group with a significant presence across all stages of the gas and electricity value chains, comprising the extraction, liquefaction, transportation, regasification, distribution and commercialisation of natural gas and the generation, transportation, distribution and commercialisation of electricity. Our intention is to implement an integrated and customer-focused business model that allows us to capitalise on the combined expertise of both groups in each segment. To this end, we will seek to develop and implement a strategic plan for the Enlarged Group as soon as reasonably practicable following completion of our acquisition of Unión Fenosa.

Our main strategic objectives currently include the expansion of our vertical integration in the natural gas value chain, the diversification of our electricity generation portfolio and an integrated fuel mix management, the development of our gas and electricity distribution businesses worldwide and the enhancement of our customer service and multi-product offerings in our commercialisation business, while maintaining a strong focus on efficiency and the environment. As of the date of this offering memorandum, we have identified the following strategic objectives for the Enlarged Group.

Strategic objectives

Vertical integration in the natural gas value chain. We intend to capitalise on economies of scale and other benefits we may derive from the increased size of the Enlarged Group. We expect these benefits will include improved positioning to access “equity gas”, greater bargaining power to secure more favourable gas supply terms, diversification of our sources of supply and an improved capacity to take advantage of opportunities in the LNG market.

Diversification of our electricity generation portfolio and an integrated fuel mix management. Our intention is to take advantage of the growth opportunities that we believe may arise as a result of our ability to enhance our fuel mix and to balance our generation and commercialisation of electricity. Integrated ‘gas-coal-renewables’ technologies management systems will be developed with the aim of extracting increased added value from our flexibility and fuel mix.

The development of our gas and electricity distribution businesses worldwide. Our objective is to continue to grow our distribution business through a combination of the continued expansion of our gas and electricity grids, improved efficiency and a continual analysis of growth opportunities.

Enhancement of our customer service and multi-product offerings in our commercialisation business. As regards our commercialisation activities, our aim is to continue to improve the profitability of this business segment and to enhance our customer service levels and multi-product offerings.

We intend to combine all of the above strategic objectives with a strong focus on efficiency and the environment. The implementation of best practices and investment in leading technologies, in terms of both efficiency and environmental impact, will, we anticipate, be a common feature across all the above objectives.

Shareholder value

In addition to the above, we will aim to create value for our shareholders through (i) a rapid and efficient operational integration of our Group and the Unión Fenosa Group, with a view to capitalising on operational synergies we may identify, (ii) an adherence to principles of strict financial management and a commitment to maintain a strong balance sheet position, (iii) the maintenance of a balanced business model through the active management of our asset portfolio, and (iv) the implementation of our investment strategy, focusing on integrated gas and electricity businesses in existing markets.

We will further define our strategic objectives in the strategic plan to be developed specifically for the Enlarged Group following completion of our acquisition of Unión Fenosa.

Recent Developments

Gas Natural

Credit rating downgrades. On 20 February 2009, Standard & Poor’s downgraded our long-term and short-term credit ratings to BBB+ and A-2 from A and A-1, respectively, maintaining our credit ratings on “creditwatch with negative implications”. On 26 February 2009, Fitch Ratings downgraded our long-term and short-term credit ratings from A and F1 to A- and F2, respectively, and removed our short-term credit rating from “Rating Watch Negative”. Our long-term credit rating remains on “Rating Watch Negative”. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Rating” for further information on our current credit ratings.

On 2 March 2009, Moody’s downgraded the long-term credit rating of our subsidiaries Gas Natural Finance B.V. and Gas Natural Capital Markets, S.A. to Baa1 from A3, and kept the ratings on review for possible downgrade. The Prime-2 short-term rating of these subsidiaries remained unchanged.

Appointments to the board of directors of Unión Fenosa. On 4 March 2009, following our acquisition of the balance of the ACS Stake, we appointed four directors to the Unión Fenosa board of directors: Salvador Gabarró, our Chairman, Rafael Villaseca, our Chief Executive Officer, Francisco Reynés, one of our directors and the Managing Director of one of our principal shareholders, Criteria CaixaCorp, and Fernando Ramírez, one of our directors and the Executive Director Finance and Corporate Services of Repsol YPF, one of our principal shareholders. We expect to nominate five additional directors, of a total of 20, to the Unión Fenosa board between the approval of the Offer Document by the CNMV and the settlement of the Offer.

Unión Fenosa

Credit rating downgrades. On 26 February 2009, Fitch Ratings removed Unión Fenosa’s short-term credit rating (affirmed at F2) from “Rating Watch Negative”, while its long-term credit rating (affirmed at A-) remained on “Rating Watch Negative”.

On 2 March 2009, Moody’s downgraded the long-term credit rating of Unión Fenosa to Baa1 from A3 and kept the rating on review for possible downgrade. Unión Fenosa’s Prime-2 short-term rating remained unchanged.

Sale of stake in Cepsa. On 25 February 2009, Unión Fenosa publicly announced it had instructed Banco Santander to sell its 5% shareholding in Compañía Española de Petróleos, S.A. (“Cepsa”) on the same conditions as Banco Santander is negotiating for the sale of its own shares in Cepsa. We consider Unión Fenosa’s shareholding in Cepsa to be a non-strategic investment and, in the event that no sale has been agreed prior to our acquiring effective control of Unión Fenosa, we intend to proceed with the transaction on the terms agreed between Banco Santander and Unión Fenosa.

In respect of recent developments relating to Unión Fenosa, we have relied exclusively upon publicly available information, including information publicly filed by Unión Fenosa with the CNMV. We were not involved in the preparation of such information and cannot, therefore, confirm its accuracy, completeness or veracity. See “Presentation of Financial and Other Information of Unión Fenosa”.

Our principal executive offices and our telephone number are:

Gas Natural SDG, S.A.

Plaça del Gas, Nº 1

08003 Barcelona

Spain

Telephone: +34 93 402 5891

Our web address is www.gasnatural.com. Neither the content of our website nor the content of any website accessible from hyperlinks on our website is incorporated into, or forms part of, this offering memorandum.

The Rights Offering

The specific dates for actions to occur in connection with the rights offering that are set forth below and throughout this offering memorandum are indicative only. We cannot assure you that the indicated actions will in fact occur on the cited dates or at all.

Number of new shares to be offered:	447,776,028 shares.

Total number of our ordinary shares in issue before the rights offering:	447,776,028 shares with a nominal value of €1.00 each.

Total number of our ordinary shares in issue after the rights offering:	895,552,056 shares with a nominal value of €1.00 each, if the rights offering is fully subscribed.

Capital increase:	Pursuant to Article 153.1.b) of the Spanish Public Companies Law, our shareholders resolved, at their annual ordinary general meeting held on 16 May 2007, to authorise our Board of Directors to increase our share capital by up to a maximum of €223,888,014.00, equivalent to one half of our issued share capital (the “general authorisation”). The general authorisation delegated to our Board of Directors the capacity to issue, on one or more occasions, during a maximum period of five years from the date of the resolution, new ordinary shares subject to pre-emption rights, on such terms and in such number (subject to the maximum referred to above), as our Board of Directors may, from time to time, deem appropriate.

In an extraordinary general shareholders’ meeting held on 10 March 2009, our shareholders further resolved to increase our share capital by €223,888,014.00 through the issue of 223,888,014 additional ordinary shares with a nominal value of €1.00 each (the “specific authorisation”) and delegated authority, pursuant to Article 153.1.a) of the Spanish Public Companies Law, to our Board of Directors to effect a capital increase pursuant to the specific authorisation.

Our Board of Directors resolved in its meeting held on 10 March 2009 simultaneously to execute the share capital increase approved via the specific authorisation and to issue a further 223,888,014 shares pursuant to the general authorisation, increasing our share capital by €447,776,028.00 through the combined issue of 447,776,028 new shares with a nominal value of €1.00 each pursuant to the rights offering described in this offering memorandum.

The offering of new shares is being made on a preferential basis such that holders of our ordinary shares on the record date are entitled to subscribe for new shares pro rata to their respective shareholdings on the record date.

Rights offering:	Holders of our ordinary shares at 23:59 (Madrid time) on the record date will be allocated one preferential subscription right for each share held. The exercise of one right entitles the exercising holder to subscribe for one new share against payment of the subscription price in cash.

Record date:	The date on which we announce the rights offering in the Spanish Commercial Registry Official Gazette (Boletín Oficial del Registro Mercantil), currently expected to be 13 March 2009.

Subscription price:	€7.82 per new share. The subscription price must be paid in euros.

Preferential subscription period:	Expected to be from 14 March 2009 through 28 March 2009. Any rights with respect to which full payment of the subscription price has not been received on or before the expiration date of the preferential subscription period will lapse and holders of rights that lapse will not be compensated. During the preferential subscription period, shareholders may exercise their rights, in whole or in part, and may confirm their agreement to subscribe for additional new shares in excess of their pro rata entitlement during the additional subscription period (see below). The exercise of rights in the preferential subscription period is irrevocable and may not be cancelled or modified. Rightsholders may exercise or sell their preferential subscription rights in whole or in part.

In an extraordinary general shareholders’ meeting held on 10 March 2009, our shareholders resolved to shorten the minimum preferential subscription period established in our by-laws from 30 days to the statutory minimum of 15 days.

Additional subscription period:	The second Madrid business day (excluding Saturdays) immediately following the end of the preferential subscription period. The additional subscription period is expected to take place on 31 March 2009.

To the extent that new shares are not subscribed for at the expiration of the preferential subscription period, we will allocate them to rightsholders that have indicated their agreement to subscribe for additional new shares in excess of their pro rata entitlement.

Depending on the number of new shares taken up in the preferential subscription period and the solicitations we receive for additional new shares in the additional subscription period, rightsholders may receive fewer additional new shares than they have requested or none at all.

Discretionary allocation period:	The period commencing on the second Madrid business day (excluding Saturdays) following the end of the preferential subscription period, currently expected to begin at 18:00 (Madrid time) on 31 March 2009 and to end on the immediately following Madrid business day (currently expected to be 1 April 2009).

If there is insufficient demand from rightsholders in the additional subscription period and, as a consequence, new shares remain unsubscribed, the managers will seek to place unallocated shares with qualifying institutional investors during the discretionary allocation period in accordance with the allocation process described in “The Rights Offering and Exercise of Preferential Rights—Procedures—Discretionary allocation and underwriting”.

During the discretionary allocation period, the managers will only offer and sell unsubscribed new shares to “qualifying institutional investors”, being those persons or entities who have the status of (i) QIBs in the United States, (ii) ‘qualified investors’ in the EEA, as defined in Article 2.1(e) of Directive 2003/71/EC of 4 November 2003, or (iii) qualified investors resident in jurisdictions outside of Spain and outside of the EEA, such that, in accordance with the laws and regulations in force in such jurisdictions, the offer and sale of the rights and the new shares do not require registration or approval.

Subscription procedure:	See “The Rights Offering and Exercise of Preferential Rights—Procedures”.

Majority shareholders:	Criteria CaixaCorp and Repsol YPF, which, based on the latest information available to us, hold 37.49% and 30.85%, respectively, of our voting share capital.

On 9 March 2009, our majority shareholders executed commitment letters whereby they irrevocably committed to exercise in full the preferential subscription rights granted to them. Accordingly, we anticipate receiving gross proceeds of approximately €1,313 million and €1,080 million from Criteria CaixaCorp and Repsol YPF, respectively.

See “Principal Shareholders”.

Underwriting:	On 9 March 2009, we entered into an underwriting agreement, governed by New York law, with the managers with respect to new shares not subject to the irrevocable commitments of our majority shareholders referred to above, representing 141,757,588 new shares, or 31.7% of the new shares being offered pursuant to the rights offering. Any of these new shares that remain unsubscribed after the discretionary allocation period shall be acquired by the managers, pro rata to their respective commitments, at the subscription price. UBS, Banco Santander, Barclays Capital, BNP Paribas, Citi and SocGen are acting as joint global coordinators and, together with ING Wholesale Banking, as joint bookrunners and, together with “la Caixa”, as managers in respect of the rights offering. See “Plan of Distribution” for important information on the terms and conditions of these underwriting arrangements.

Lock-ups:

Company:	We have agreed with the managers, subject to certain limited exceptions, that for a period of 180 days following the date on which the new shares are admitted to listing on the Spanish stock exchanges, we will not, without the prior written consent of the managers (not to be unreasonably withheld or, if not withheld, delayed): (i) directly or indirectly, issue, offer, pledge, sell, announce an intention to or contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, pledge or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into, or exercisable or exchangeable for, ordinary shares or file any registration statement under the U.S. Securities Act with respect to any of the foregoing; or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the ordinary shares, whether any such swap or transaction described in (i) or (ii) above is to be settled by delivery of ordinary shares or any securities convertible into, or exercisable or exchangeable for, ordinary shares, in cash or otherwise. Notwithstanding the foregoing, we are permitted to issue ordinary shares to Unión Fenosa shareholders in connection with any eventual merger between Unión Fenosa and our company. See “Plan of Distribution”.

Majority shareholders:	Each of our majority shareholders has similarly agreed with the managers, subject to certain limited exceptions, that for a period of 90 days following the date on which the new shares are admitted to listing on the Spanish stock exchanges, such majority shareholder will not, without the prior written consent of the managers (not to be unreasonably withheld or, if not withheld, delayed): (i) directly or indirectly, offer, pledge, sell, announce an intention to or contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, pledge or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into, or exercisable or exchangeable for, ordinary shares; or (ii) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the ordinary shares, whether any such swap or transaction described in (i) or (ii) above is to be settled by delivery of ordinary shares or any securities convertible into, or exercisable or exchangeable for, ordinary shares, in cash or otherwise. See “Plan of Distribution”.

Listing and trading of rights:	We expect the rights to be listed on the Spanish stock exchanges and to be traded on the SIBE from on or about 14 March 2009 until the end of the preferential subscription period (which is expected to end on 28 March 2009).

Listing and trading of our shares and the new shares:	Our shares are listed on the Spanish stock exchanges under symbol “GAS” and are traded on the SIBE. On 11 March 2009, the exchange business day immediately preceding the date of this offering memorandum, the closing price of our shares on the SIBE was €11.70 per share.

Our new shares to be issued in the rights offering are expected to be listed on the Spanish stock exchanges and to be traded on the SIBE from on or about 3 April 2009.

Use of proceeds:	We expect to use the net proceeds of approximately €3,401 million from the rights offering in partial prepayment of the Acquisition Facilities. See “Use of Proceeds” and “Our Acquisition of Unión Fenosa—Sources of Funds”.

Dividends and dividend policy:	All of our ordinary shares rank pari passu in respect of the right to receive dividends. The new shares will be eligible to receive dividends approved by our shareholders, if any, after the date on which ownership of such new shares is registered in the book-entry registries of our Company. See “Dividends and Dividend Policy”.

Registration of new shares:	New shares issued upon exercise of rights and pursuant to allocation in the additional and discretionary allocation periods will be registered with Iberclear as soon as practicable after we receive payment for the new shares. Registration is currently expected to occur on or about 2 April 2009.

Voting rights:	Holders of our ordinary shares are entitled to one vote per share at our general shareholders’ meetings. A shareholder must hold at least 100 shares to attend a general shareholders’ meeting. Shareholders with fewer than 100 shares may aggregate their respective shareholdings and appoint any person to attend on their behalf. See “Description of Our Shares”.

Security code:	In respect of the new shares, ISIN number: ES0116870314

In respect of the rights, ISIN number: ES0616870905

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Principal event	On or about

Registration of the Spanish prospectus	12 March 2009

Record time for the rights offering(1)	23:59 (Madrid time) on 13 March 2009

Commencement of the preferential subscription period	14 March 2009

Trading of rights commences on the Spanish stock exchanges	14 March 2009

Trading of rights ends	28 March 2009

End of the preferential subscription period	28 March 2009

Commencement of the additional subscription period (if applicable)	31 March 2009

End of the additional subscription period (if applicable)	17:00 (Madrid time) on 31 March 2009

Commencement of the discretionary allocation period (if applicable)	18:00 (Madrid time) on 31 March 2009

End of the discretionary allocation period (if applicable)	18:00 (Madrid time) on 1 April 2009

Payment of the additional new shares	1 April 2009

Prefunding of the new shares subscribed during the discretionary allocation period	2 April 2009

Notification (hecho relevante) of the final results of the rights offering to the CNMV	2 April 2009

Execution and registration of the deed of capital increase	2 April 2009

Registration of the new shares with Iberclear	2 April 2009

Execution of the transfer of new shares allocated during the discretionary allocation period to qualifying institutional investors	2 April 2009

Listing of the new shares and commencement of trading	3 April 2009

Settlement of the new shares sold during the discretionary allocation period (via a special transaction)	7 April 2009

Note:

(1)	The record time for the rights offering will be 23:59 (Madrid time) on the date on which we announce the rights offering in the Spanish Commercial Registry Official Gazette (Boletín Oficial del Registro Mercantil).

The specific dates for actions to occur in connection with the rights offering that are set forth above and throughout this offering memorandum are indicative only. We cannot assure you that the indicated actions will in fact occur on the cited dates or at all. See, in particular, “Risk Factors—Risks Related to Our Ordinary Shares and the Rights Offering—It is not certain that you will receive new shares on their expected listing date, which may mean you will not be able to trade new shares as of the expected date for commencement of trading”.

SUMMARY SELECTED FINANCIAL INFORMATION AND OTHER DATA

Summary Selected Financial Information relating to the Gas Natural Group

The summary selected audited consolidated financial information of Gas Natural as of and for each of the years ended 31 December 2008, 2007 and 2006, prepared in accordance with IFRS-EU and presented below, has been derived from, and should be read together with, our Audited Consolidated Annual Accounts, and their accompanying notes included elsewhere in this offering memorandum. See “Presentation of Financial Information” for further information on our Audited Consolidated Annual Accounts.

For the purposes of complying with Circular 1/2008 published by the CNMV on 30 January 2008, our audited consolidated annual accounts as of and for the year ended 31 December 2008 present certain line items of our consolidated income statement, consolidated balance sheet, consolidated statement of income and expenses recognised and consolidated cash flow statement differently from prior years. See Note 2.1 to our audited consolidated annual accounts as of and for the year ended 31 December 2008 for an explanation of the reclassifications implied by this change in presentation.

For the convenience of the reader, the tables below present our income statement, balance sheet and cash flow financial information as of and for the years ended 31 December 2007 and 2006 on the same basis as we used for our audited consolidated annual accounts as of and for the year ended 31 December 2008. Accordingly, the financial information given as of and for each of the years ended 31 December 2007 and 2006 differs, in certain respects, from the financial information presented in our audited consolidated annual accounts for those years included elsewhere in this offering memorandum.

We do not consider these differences in presentation to be material for a proper interpretation and understanding of our financial information as of the dates and for the periods presented.

	Year ended 31 December
Consolidated income statement data	2008	2007	2006
	(€ in millions)
Sales	13,544	10,093	10,348
Procurements	(9,796)	(6,747)	(7,418)
Other operating income	58	51	92
Personnel cost	(338)	(308)	(277)
Other operating expenses	(985)	(901)	(922)
Depreciation and amortisation expenses	(726)	(651)	(592)
Release of fixed assets grants to income and others	37	30	32

Operating income	1,794	1,567	1,263
Net financial income(1)	(249)	(160)	(37)
Profits of companies recorded by the equity method	6	8	5

Income before taxes	1,551	1,415	1,231
Income tax expense	(379)	(359)	(302)

Consolidated net income for the period	1,172	1,056	929
Attributable to:
Equity holders of the Company	1,057	959	855
Minority interests	115	97	74

	1,172	1,056	929
Earnings per share attributable to the equity holders of the Company—basic and diluted	2.36	2.14	1.91

Note:

(1)	Includes (i) financial income (€132 million in 2008, €72 million in 2007 and €71 million in 2006), (ii) net finance expense (€419 million in 2008, €295 million in 2007 and €335 million in 2006), (iii) variations in fair value of financial instruments (a gain of €17 million in 2008, a gain of €1 million in 2007 and a loss of €1 million in 2006), (iv) net exchange gains/losses (a gain of €7 million in 2008, a loss of €2 million in 2007 and a loss of €2 million in 2006), and (v) gain on sales of financial instruments (a gain of €14 million in 2008, a gain of €64 million in 2007 and a gain of €230 million in 2006).

	As of 31 December
Consolidated balance sheet data	2008	2007	2006
	(€ in millions)
Assets
Intangible assets:	1,617	1,636	1,629

—Goodwill	546	541	441
—Other intangible assets	1,071	1,095	1,188
Property, plant and equipment	9,988	9,705	8,106
Investments recorded using the equity method	42	38	34
Non-current financial assets	2,820	719	526
Deferred income tax assets	339	274	255

Non-current assets	14,806	12,372	10,550
Non-current assets held for sale	5	2	3
Inventories	560	462	440
Trade and other receivables	2,785	2,372	2,140
Other current financial assets	360	60	95
Cash and cash equivalents	249	152	127

Current assets	3,959	3,048	2,805

Total assets	18,765	15,420	13,355

Net equity and liabilities
Share capital	448	448	448
Reserves	5,158	4,716	4,299
Profit for the year attributed to equity holders of the Company	1,057	959	855
Interim dividend	(215)	(192)	(166)
Adjustments for changes in value	(72)	139	216

Capital and reserves attributable to the Company’s equity holders	6,376	6,070	5,652
Minority interests	345	357	344

Total net equity	6,721	6,427	5,996

Liabilities
Grants	606	543	478
Non-current provisions	625	465	445
Non-current financial liabilities	4,451	3,075	2,592

Deferred income tax liabilities	526	495	471
Other non-current liabilities	706	599	435

Non-current liabilities	6,914	5,177	4,421
Current provisions	146	65	8
Current financial liabilities	934	1,004	628
Trade and other payables	2,865	2,357	1,977
Other current liabilities	1,185	390	325

Current liabilities	5,130	3,816	2,938

Total net equity and liabilities	18,765	15,420	13,355

	Year ended 31 December
Cash flows	2008	2007	2006
	(€ in millions)
Cash flow from operating activities	2,023	1,829	1,454
Cash flow from / (used in) investing activities	(2,652)	(1,889)	(710)
Cash flow from / (used in) financing activities	738	97	(791)

Key Operating Statistics relating to the Gas Natural Group

The following table presents certain key operating statistics of the Group for each of the years ended 31 December 2008, 2007 and 2006.

	Year ended 31 December
Key operating statistics	2008	2007	2006
Gas distribution (GWh)	481,414	453,172	432,956

Spain	270,073	271,058	258,758
Gas sales	14,177	38,288	44,660
Third-party access (TPA)	255,896	232,770	214,098
Latin America	208,408	179,314	171,750
Gas sales	144,065	115,131	106,849
Third-party access (TPA)	64,343	64,182	64,901
Italy	2,933	2,800	2,448
Gas sales	2,632	2,635	2,347
Third-party access (TPA)	301	165	101
Gas supply (GWh)	292,629	292,730	294,451

Spain	239,090	245,566	251,410
International	53,539	47,164	43,041
Gas transportation / EMPL (GWh)	133,497	124,150	129,499

Gas distribution network (km) (as of 31 December)	115,295	109,759	104,528

Spain	48,578	45,429	42,364
Latin America	61,196	59,555	58,152
Italy	5,521	4,775	4,012
Gas supply points (in thousands) (as of 31 December)	11,492	11,115	10,662

Spain	5,842	5,681	5,435
Latin America	5,253	5,077	4,907
Italy	397	357	320
Contracts per customer in Spain (as of 31 December)	1.39	1.37	1.40

Electricity generated (GWh)	31,451	18,700	19,514

Spain	18,130	16,975	17,831
Mexico	11,455	—	—
Puerto Rico	1,866	1,725	1,683
Installed electricity generation capacity (MW)	6,495	6,484	3,440

Spain	3,991	3,980	3,169
Mexico	2,233	2,233	—
Puerto Rico	271	271	271

Summary Selected Financial Information relating to the Unión Fenosa Group

The summary selected audited consolidated financial information of Unión Fenosa as of and for each of the years ended 31 December 2008, 2007 and 2006, prepared in accordance with IFRS-EU and presented below, has been derived from, and should be read together with, the Unión Fenosa Audited Consolidated Annual Accounts, together with their accompanying notes, included elsewhere in this offering memorandum. See “Presentation of Financial Information” for further information on the Unión Fenosa Audited Consolidated Annual Accounts.

All information relating to Unión Fenosa presented in this offering memorandum, including, but not limited to, Unión Fenosa financial, non-financial and operating data, has been extracted exclusively from publicly available information, including information available on Unión Fenosa’s website (www.unionfenosa.com) and publicly filed by Unión Fenosa with the CNMV. We were not involved in the preparation of such information and cannot, therefore, confirm its accuracy, completeness or veracity. Investors are cautioned that such information may contain errors and does not purport to be complete. See “Presentation of Financial and Other Information of Unión Fenosa”.

See Note 05.01 to the audited consolidated annual accounts of Unión Fenosa as of and for the year ended 31 December 2008 for an explanation of certain reclassifications that have been made to the comparative financial information presented for the year ended 31 December 2007 in such accounts. The income statement and balance sheet data below set forth the reported figures for the year ended 31 December 2007, as stated in the audited consolidated annual accounts of Unión Fenosa (i) as of and for the year ended 31 December 2008 (after reclassifications), and (ii) as of and for the year ended 31 December 2007 (before reclassifications).

The financial information presented below has been extracted from the audited consolidated annual accounts of Unión Fenosa as of and for the years ended 31 December 2008, 2007 and 2006. The financial information presented in such annual accounts is rounded to the nearest thousand, whereas the presentation below, consistent with the financial information presented elsewhere in this offering memorandum, is rounded to the nearest million. Accordingly, any discrepancies in the tables below between the totals and the sums of the amounts listed are due to rounding.

	Year ended 31 December
Consolidated income statement data	2008	2007	2007	2006
	(€ in millions)
Revenue	7,189	5,994	6,011	6,057
Procurements	(3,820)	(2,890)	(2,906)	(2,898)
Staff costs	(555)	(488)	(488)	(643)
Other expenses	(608)	(629)	(629)	(690)
Capitalised operating expenses	74	75	75	81
Depreciation and amortisation charge	(606)	(596)	(596)	(600)

Profit from operations	1,675	1,466	1,466	1,307
Net finance costs	(418)	(378)	(384)	(417)
Income from financial assets	355	140	147	61
Profits of companies recorded by the equity method	52	22	22	11
Gains or losses on non-financial assets	(5)	213	213	14

Profit before taxes from continuing operations	1,659	1,464	1,464	975
Income tax	(442)	(435)	(435)	(317)

Profit for the year from continuing operations	1,217	1,028	1,028	659
Profit for the year from discontinued operations	53	—	—	(6)

Profit for the year	1,270	1,028	1,028	653
Attributable to shareholders of the Parent	1,194	986	986	635
Attributable to minority interests	76	42	42	17

	As of 31 December
Consolidated balance sheet data	2008		2007		2007		2006
	(€ in millions)
Assets	19,349		17,877		17,877		16,763

Non-current/fixed assets	16,227		15,231		15,231		14,284

Tangible assets	12,162		11,500		11,500		10,933
Intangible assets	628		578		578		501
Consolidated goodwill	211		190		190		173
Financial assets(1)	2,405		2,084		2,084		1,732
Deferred tax assets	721		794		794		857
Other non-current assets	99		86		86		88
Current assets/working capital	3,122		2,278		2,278		2,384

Inventories	237		168		168		149
Trade and other receivables	2,182		1,594		1,594		1,553
Current financial assets	216		47		47		97
Other current assets	345		354		354		488
Cash and equivalents	142		115		115		97
Assets held for sale	—		369		369		95
Equity and liabilities	19,349		17,877		17,877		16,763

Shareholders of the Parent	5,271		5,104		5,104		4,445
Minority interests	1,242		1,169		1,169		1,093

Total net equity	6,513		6,273		6,273		5,538
Non-current liabilities	8,466		7,390		7,390		6,773

Deferred income	854		749		749		600
Long-term provisioning	1,087		1,169		1,169		1,112
Gross financial debt	5,517		4,451		4,451		4,051
Other long-term financial liabilities	n.m.	(2)	n.m.	(2)	n.m.	(2)	1
Deferred tax liabilities	623		659		659		523
Other non-current liabilities	385		361		361		486
Current liabilities	4,371		4,215		4,215		4,447

Short-term provisioning	122		12		12		57
Gross financial debt	1,368		1,344		1,344		1,623
Other financial liabilities	262		194		53		66
Trade and other payables	1,934		1,770		1,770		1,919
Other current liabilities	685		894		1,035		782
Liabilities held for sale	—		—		—		5

Notes:

(1)	Presented in the audited consolidated balance of Unión Fenosa as of 31 December 2008 as “non-current financial assets” (€1,826 million) and “investments accounted for using the equity method” (€580 million).

(2)	Not meaningful.

Cash flows

	Year ended 31 December
	2008	2007	2006
	(€ in millions)
Cash flow from operating activities	1,801	1,674	1,834

Cash flow from / (used in) investing activities	(1,300)	(1,280)	(431)

Cash flow from / (used in) financing activities	(196)	(157)	(1,126)

RISK FACTORS

Investing in the rights and the new shares involves risks. Prior to making an investment decision, prospective investors should consider all the information contained in this offering memorandum and, in particular, the risk factors set forth below. The risks described below may not, however, be the only ones we face. Additional risks not currently known to us or which we believe to be immaterial at this time may also adversely affect our business, prospects, financial condition and results of operations.

If any of these risks actually materialises, our business, prospects, financial condition and results of operations could be adversely affected, perhaps significantly. The trading price of our shares could decline due to any of these risks and, as a result, you may lose all or part of your investment.

This offering memorandum also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a consequence of certain factors, including the risks faced by us from time to time.

Risks Relating to our Takeover Offer for, and our Intended Integration of, Unión Fenosa

In this offering memorandum, (i) the “Unión Fenosa Group” refers to Unión Fenosa and its consolidated subsidiaries, (ii) the “Gas Natural Group” refers to our Group, excluding the Unión Fenosa Group, and (iii) the “Enlarged Group” refers to our Group and the Unión Fenosa Group, taken together.

In general terms, any factors that currently affect the Unión Fenosa Group, as well as any other factors that may arise as a result of our acquisition and operational integration of the Unión Fenosa Group following completion of the Offer, are likely to affect the Enlarged Group. Without limitation to the foregoing, we have set out below certain specific risks relating to the Offer.

All of the information relating to the Unión Fenosa Group presented in this offering memorandum has been extracted exclusively from publicly available information, which has not been verified by us.

Our Group has not conducted any business or legal due diligence on the non-public information of the Unión Fenosa Group, nor have we verified the reliability of public information regarding the Unión Fenosa Group. Complete information regarding Unión Fenosa’s businesses, financial condition, results of operations and management rests only within the knowledge of Unión Fenosa and is unknown and not available to us as of the date of this offering memorandum. We may, therefore, encounter facts and situations following our acquisition of Unión Fenosa that are not currently known to us and which could result in material liabilities or liabilities that materially exceed our estimations.

In respect of information relating to the Unión Fenosa Group presented in this offering memorandum, including all financial, non-financial and operating data, we have relied exclusively upon publicly available information, including information available on Unión Fenosa’s website and information publicly filed by Unión Fenosa with the CNMV. We were not involved in the preparation of such information and cannot, therefore, confirm its accuracy, completeness or veracity. Investors are cautioned that such information may contain errors and does not purport to be complete. Moreover, we have not had access to Unión Fenosa’s accounting records and we have not, therefore, been able to verify Unión Fenosa’s financial information in preparing the Unaudited Consolidated Pro Forma Financial Information presented in this offering memorandum.

Any facts regarding Unión Fenosa that may be detrimental to us and that have not been publicly disclosed by Unión Fenosa may have a material adverse effect on the business, prospects, financial condition and results of operations of the Enlarged Group. Moreover, had we been aware of such information when preparing the Unaudited Consolidated Pro Forma Financial Information, it may have resulted in material changes to the adjustments and assumptions used in its preparation.

The existence of minority interests in Unión Fenosa following the Offer could limit our ability to assert effective control over the Unión Fenosa Group.

Pursuant to Spanish takeover regulations, mandatory public takeover offers cannot be made conditional upon a minimum level of acceptances, and accordingly there can be no certainty as to the proportion of Unión Fenosa’s voting share capital that we will control following completion of the Offer. If third parties continue to hold Unión Fenosa shares following settlement of the Offer, the existence of these minority interests in Unión Fenosa may limit our ability to successfully integrate and manage the assets and operations of the combined businesses and, therefore, reduce benefits that could otherwise be achieved, which could, in turn, have a material adverse effect on the business, financial condition and results of operations of the Enlarged Group. If levels of acceptance of the Offer are significantly lower than anticipated, such interests could represent a significant proportion of the voting share capital of Unión Fenosa.

The operational integration of the Enlarged Group may result in costs and difficulties beyond those foreseen, and the Enlarged Group may not be able to efficiently manage the larger organisation.

The operational integration (and merger, if implemented) of our Group and the Unión Fenosa Group following the Offer may be difficult and expensive and the benefits and synergies derived from, and/or costs associated with, such integration (and merger, if implemented) may not be in line with expectations. We may, for example, incur substantial costs as a result of, among other things, any opposition by creditors of Gas Natural or Unión Fenosa exercising their statutory rights against any proposed statutory merger between the two companies, any incompatibility between the respective standards, controls, procedures and policies, business cultures and remuneration structures of Gas Natural and Unión Fenosa and the need to implement, integrate and harmonise various business-specific operating procedures and systems, as well as the financial, accounting, informational and other systems of the two groups. The diversion of our management’s attention from their other responsibilities as a result of the need to deal with integration issues could also have an adverse effect on our business. If we are not able to manage the broader organisation efficiently, we could lose key customers and fail to achieve full integration of the assets and resources of the Unión Fenosa Group, which could, in turn, have a material adverse effect on the business, prospects, financial condition and results of operations of the Enlarged Group. Furthermore, the change in control of the Unión Fenosa Group may result in adverse tax consequences for the Enlarged Group.

The Unión Fenosa Group is party to contracts containing change of control provisions that may be triggered by our acquisition of the Unión Fenosa Group, which may result in the loss of significant contractual rights and benefits, the early termination of material contracts or the need to renegotiate or repay financing or other contractual arrangements.

Change of control provisions in certain contractual arrangements of the Unión Fenosa Group triggered upon our acquisition of control of Unión Fenosa, may lead to adverse consequences, including the forfeiture of contractual rights and benefits, early termination and/or the payment of penalties or other liquidated damages or, in the case of financing arrangements, the acceleration of loans made to members of the Unión Fenosa Group, requiring the immediate repayment or renegotiation of such loans.

Unión Fenosa has publicly disclosed in its management report relating to its audited consolidated annual accounts for the year ended 31 December 2008 that it is a party to the following material contracts with change of control provisions: (i) a shareholders’ agreement with Enel S.p.A. (“Enel”) in relation to Enel Unión Fenosa Renovables, S.A.; (ii) a shareholders’ agreement with Eni S.p.A. (“Eni”) in respect of Unión Fenosa Gas, S.A.; and (iii) financing contracts for certain of its combined cycle gas turbine (“CCGT”) plants and gas supply, and infrastructure contracts. As our Group has not conducted any business or legal due diligence on the non-public records of the Unión Fenosa Group, we are not able to anticipate the likely consequences of the change of control with respect to these or any other agreements to which Unión Fenosa is a party or the impact that any resulting divestments or acquisitions might have had had we taken them into account in the preparation of the Unaudited Consolidated Pro Forma Financial Information.

However, the consequences could have a material adverse effect on the Enlarged Group’s business, financial condition and results of operations. In particular, although the Acquisition Facilities provide €1,100 million to repay Unión Fenosa Group indebtedness that is accelerated upon a change of control, the Unión Fenosa Group had current and non-current bank borrowings of €1,368 million and €5,517 million as of 31 December 2008, respectively, and there can be no assurance that the Acquisition Facilities would be adequate to repay all accelerated amounts. If the Acquisition Facilities are insufficient, we would need to seek alternative sources of liquidity to meet Unión Fenosa’s repayment obligations.

Conditions imposed by competition authorities and regulatory bodies in other jurisdictions may have a material adverse effect on the Offer and/or the business, financial condition and results of operations of the Enlarged Group.

Any conditions imposed by regulatory authorities in other jurisdictions, may reduce the benefits that we expect to derive from the combination of the businesses of both groups, which could, in turn, have a negative effect on the business, financial condition and results of operations of the Enlarged Group. While we have made all the filings with regulatory authorities we consider appropriate based on the information made publicly available by Unión Fenosa and, in particular, the information relating to the countries in which it operates, we cannot assure you that that no further filings or approvals are required in connection with our acquisition of Unión Fenosa.

In addition, any decisions made by the regulatory or competition authorities, including a decision that no approval or filing is required, may be challenged by our competitors or other third parties, who may request that completion of the Offer be delayed or prevented. If any such challenges were to be upheld by the relevant authorities, it could result in the imposition of further conditions or the withdrawal of approvals already granted, either of which could have a material adverse effect on the Offer or our share price. See “—Competition Approvals and Divestitures”, “—Regulatory Approvals” and “Other Approvals” under “Our Acquisition of Unión Fenosa”.

For certain risks associated with the undertakings presented by us and accepted by the Spanish competition authorities in relation to our acquisition of Unión Fenosa, see “—Risks Related to Our Business—We may be unable to divest assets when required to do so by the Spanish competition authorities, or may be forced to complete these divestitures on unfavourable terms, and we may face increased competition as a result of such divestitures, any of which could have a material adverse impact on the business, prospects, financial condition and results of operations of the Enlarged Group” below.

The Enlarged Group may not be able to retain key employees or efficiently manage the larger workforce, and directors, senior management and other employees of Unión Fenosa may leave following a change of control, which may trigger severance payments.

The success of the Enlarged Group will depend in part on the ability of the Enlarged Group to retain key employees of both the Gas Natural and Unión Fenosa groups and successfully manage the larger organisation resulting from the combination of both groups. Key employees may depart as a result of issues relating to the uncertainty and difficulty of integration or a general intention not to remain with the Enlarged Group, and competition for qualified personnel to replace them may be intense. Furthermore, we will face challenges inherent in efficiently managing an increased number of employees in different geographical locations. Accordingly, we can give no assurance that the Enlarged Group will be able to retain key employees or successfully manage the larger and more diverse combined organisation, either of which could disrupt the Enlarged Group’s business and negatively affect the Enlarged Group’s financial condition and results of operations.

In addition, employment agreements or other employment benefit arrangements with Unión Fenosa’s directors, senior management and other Unión Fenosa employees may contain change of control provisions providing for additional compensation to be paid in the event that the employment of these employees is terminated, either by the Enlarged Group or by those employees, following a change of control. According to the registration document filed by Unión Fenosa with the CNMV on 31 July 2008, certain guarantee clauses for 33 members of senior management provide for a severance payment of up to five times the relevant individual’s annual remuneration in the case of a termination of employment following a takeover offer for Unión Fenosa. As we have not had access to the contracts providing for these severance payments, we cannot confirm whether our acquisition of Unión Fenosa would trigger these additional compensation requirements. If our acquisition of control of Unión Fenosa were to trigger these payments, the costs to the Enlarged Group could be substantial and could adversely affect its financial condition and results of operations in the periods in which such severance payments become payable.

The mandatory tender offers that are required in Colombia may take longer and be more costly than anticipated.

The mandatory tender offers that are required in Colombia in respect of the share capital of certain of Unión Fenosa’s subsidiaries may take longer and be more costly than anticipated. For details regarding these mandatory tender offers, see “Our Acquisition of Unión Fenosa—Other Approvals”.

The Unaudited Consolidated Pro Forma Financial Information included elsewhere in this offering memorandum does not represent, and may not give a true picture of, the actual or future financial condition and results of operations of our Group or the Enlarged Group.

We have included in this offering memorandum our unaudited consolidated pro forma income statement and balance sheet as of and for the year ended 31 December 2008, which we refer to as our “Unaudited Consolidated Pro Forma Financial Information”. We have included this financial information to illustrate, on a pro forma basis, how our consolidated balance sheet at 31 December 2008 and our consolidated income statement for the year ended 31 December 2008 might have been affected by our acquisition of the entire share capital of Unión Fenosa, assuming that such acquisition had been completed on (i) 31 December 2008, for the purpose of presenting our unaudited consolidated pro forma balance sheet information; and (ii) 1 January 2008, for the purpose of presenting our unaudited consolidated pro forma income statement information.

The Unaudited Consolidated Pro Forma Financial Information presented in this offering memorandum is based on estimates and assumptions that are preliminary and based on publicly available information on Unión Fenosa. It has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation that does not purport to represent, and may not give a true picture of, the actual financial condition and results of operations of the Enlarged Group that would have been achieved if we had acquired the entire issued share capital of Unión Fenosa on 31 December 2008 or 1 January 2008, as the case may be. Moreover, the Unaudited Consolidated Pro Forma Financial Information does not purport to project the financial condition or results of operations of the Enlarged Group as of any future date or for any future period. Accordingly, investors are cautioned not to place undue reliance on the Unaudited Consolidated Pro Forma Financial Information.

The financial information used as the basis to prepare, and the assumptions underlying and adjustments applied to, the Unaudited Consolidated Pro Forma Financial Information are described in the notes to the Unaudited Consolidated Pro Forma Financial Information included elsewhere in this offering memorandum. For further information in relation to our takeover offer for Unión Fenosa and our related acquisitions of shares of Unión Fenosa, see “Our Acquisition of Unión Fenosa”.

Risks Relating to our Financing of the Offer

On 7 August 2008, we, as borrower, entered into a credit facilities agreement governed by English law for an initial principal amount of €19,000 million with certain financial institutions named therein as original lenders and original mandated lead arrangers (the “MLAs”), and ”la Caixa”, as facility agent, in connection with the Offer (the “Acquisition Facilities Agreement”). The governing law of the Acquisition Facilities Agreement was subsequently changed to Spanish law and the principal amount has, as of the date of this offering memorandum, been reduced to €18,260 million, following our voluntary cancellation of commitments amounting to €740 million.

For details of the credit facilities made available to us under the Acquisition Facilities Agreement, see “Our Acquisition of Unión Fenosa—Sources of Funds—Acquisition Facilities”.

Set out below are certain risks relating to our financing of the Offer:

We may not be able to repay in full the Acquisition Facilities on their maturity.

Tranches A1, D1, A2 and D2 of the Acquisition Facilities, with an aggregate principal amount of €12,078 million, must be fully repaid by 6 February 2010. We have, however, the option to extend the maturity dates for Tranches A2 and D2 (with an aggregate principal amount of €6,039 million) until 7 February 2011 by accepting a 0.10% increase in the margin for those tranches. We intend to repay these tranches in full using a combination of cash generated from ordinary operations and the net proceeds of the rights offering, the issue of debt instruments in the capital markets and the sale of assets. The extent to which we are able to repay these tranches on maturity will therefore depend on a number of factors outside the control of our Group, including the liquidity and demand in the equity and debt markets and the availability of credit to potential purchasers of assets to be sold. If we are unable to repay any of the tranches on maturity, by these or any other means, then the lenders under the Acquisition Facilities may declare all amounts outstanding thereunder immediately due and payable, which would affect the solvency of the Enlarged Group. In addition, our inability to repay amounts due under the Acquisition Facilities on maturity may trigger cross-default provisions contained in our other current or future financing agreements, causing any amounts advanced thereunder to become immediately due and payable, which could have a material adverse effect on our solvency, business, financial condition and results of operations.

Meeting our payment and other obligations under the Acquisition Facilities will take up a significant proportion of our cash flow and may limit our ability to raise other finance or dispose of assets.

A significant portion of our cash flow must be used to service our payment obligations under the Acquisition Facilities, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, operations, dividend payments, strategic acquisitions, expansion of our operations and other business activities. This may increase our vulnerability to general adverse economic and industry conditions and place us at a competitive disadvantage compared to our competitors that are less leveraged. In addition, the significant increase in our total consolidated debt and the financial and other restrictive covenants imposed by the Acquisition Facilities and other financing arrangements may limit, together with the terms of our other debt instruments, our ability to borrow additional funds or dispose of assets.

Market flex provisions may increase our payment obligations under the Acquisition Facilities.

The margin and fees under the Acquisition Facilities may be increased up to certain agreed limits by the MLAs if they consider it advisable in order to enhance the prospects of a successful syndication. These market flex provisions may be exercised until the earlier of (i) the date on which the commitment of each mandated lead arranger in the Acquisition Facilities does not exceed €1,000 million, (ii) the date on which the mandated lead arrangers notify Gas Natural that general syndication of the Acquisition Facilities is completed, and (iii) the date falling four months after settlement of the Offer.

As a result of the current adverse conditions in the credit markets, a partial increase in the fees and an increase of 0.25% in the margins has already taken place and no assurance can be given that further increments will not be required to improve the prospects of syndication. Any further increase in the margins and/or fees would have a negative impact on our available cash flow and operational results.

If a lender under the Acquisition Facilities does not meet its commitments, we may not be able to raise alternative finance.

As is customary in syndicated financings, the obligations of the lenders under the Acquisition Facilities are several (and not joint) and, therefore, no lender is responsible for the obligations of any other lender under the Acquisition Facilities. Accordingly, if any lender were unable to make available all or part of its commitment under the Acquisition Facilities, none of the other lenders would be obligated to fund the shortfall and there could be no guarantee in such circumstances that we would be able to fund the shortfall from our cash reserves or from alternative financing arrangements. Any breach of the Acquisition Facilities by any of the institutions that have granted the guarantees required by the CNMV in respect of the Offer consideration could, if we are unable to obtain alternative financing in a timely manner, impede or prevent the successful completion of the Offer. In addition, any failure by any lender under the Acquisition Facilities to fund its commitments, in whole or in part, could adversely affect our ability to refinance our other debt or the borrowings of the Unión Fenosa Group. Any such breach or failure by a lender under the Acquisition Facilities could have a material adverse effect on the business, prospects, financial condition and results of operations of our Group.

For details of the lenders under the Acquisition Facilities as of the date of this offering memorandum, see “Our Acquisition of Unión Fenosa—Sources of Funds”.

Failure to maintain our expected long-term credit rating or to raise new equity could increase our payment obligations under, or trigger early repayment of, the Acquisition Facilities.

The increase in our Group’s financial indebtedness to fund the Offer could result in a downgrade of the long-term credit rating assigned to us. As the margins under the Acquisition Facilities are linked to our long-term credit rating, a rating downgrade would result in an increase in the margins payable under the Acquisition Facilities. Furthermore, in the event that, on the date falling three months after settlement of the Offer, we have failed to maintain a consolidated long-term credit rating of at least BBB (stable) from Standard & Poor’s and Baa2 (stable) from Moody’s and, by that date, we have not raised at least €3,500 million via the subscription for new shares, the lenders under the Acquisition Facilities may declare all amounts outstanding thereunder immediately due and payable, which, if declared, could, in turn, result in a cross-default under our other financing arrangements.

Our majority shareholders, Criteria CaixaCorp and Repsol YPF, have publicly expressed a commitment to make equity contributions to our Company, subject to a cap of €1,903 million and €1,600 million, respectively, within such three-month period in the amount and form necessary to ensure that we maintain a consolidated long-term credit rating of at least BBB (stable) from Standard & Poor’s and Baa2 (stable) from Moody’s immediately following settlement of the Offer. For the purpose of the rights offering, on 9 March 2009, Criteria CaixaCorp and Repsol YPF executed commitment letters whereby they irrevocably committed to exercise in full the preferential subscription rights granted to them, and we expect that the remaining new shares will be taken up by our other shareholders or new institutional investors and, failing that, by the managers. Criteria CaixaCorp and Repsol YPF’s commitments to make equity contributions to our Company as described above will terminate upon the full subscription for, and settlement of, the capital increase.

As the underwriting commitments are, however, subject to certain conditions and termination events, we may, following an incomplete subscription of the rights offering, be required to seek further equity contributions from our majority shareholders during the discretionary allocation period or following completion of the rights offering. As the commitments of Criteria CaixaCorp and Repsol YPF are capped, there can be no assurance, however, that their equity contributions will be sufficient to prevent a downgrade by, or restore our credit rating with, one or more of the rating agencies. Any such downgrade would increase the financing costs of our Group under the Acquisition Facilities up to the agreed limits for the margin ratchet and could negatively affect our ability to raise financing through the issue of debt market instruments. Moreover, if we fail to raise the required amount of new equity following any such downgrade, all amounts outstanding under the Acquisition Facilities could be declared immediately due and payable by our lenders. Any such declaration would severely affect our solvency.

Following the announcement of our acquisition of the ACS Stake, Moody’s placed our credit ratings “on review for possible downgrade” and Standard & Poor’s placed our credit ratings on “creditwatch with negative implications. On 20 February 2009, Standard & Poor’s downgraded our long-term and short-term credit ratings to BBB+ and A-2 from A and A-1, respectively, maintaining our credit ratings on “creditwatch with negative implications”. On 26 February 2009, Fitch Ratings downgraded our long-term and short-term credit ratings from A and F1 to A- and F2, respectively, and removed our short-term credit rating from “Rating Watch Negative”. Our long-term credit rating remains on “Rating Watch Negative”. In addition, on 2 March 2009, Moody’s downgraded the long-term credit rating of our subsidiaries Gas Natural Finance B.V. and Gas Natural Capital Markets, S.A. to Baa1 from A3, and kept the ratings on review for possible downgrade. The Prime-2 short-term rating of these subsidiaries remained unchanged.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Rating” for further information on our current credit ratings.

Risks Relating to the Businesses of the Unión Fenosa Group

According to the public information currently available, the Unión Fenosa Group is exposed to varied risks inherent to its business activities and the different markets in which it operates. As a result of our acquisition of Unión Fenosa, we are exposed to such risks, as well as other risks that may arise as a result of our acquisition and operational integration of the Unión Fenosa Group. Certain of these risks may be risks to which we are not currently exposed in any measure or risks to which we are exposed to a more limited extent. However, given that, as of the date of this offering memorandum, our Group has not conducted any business or legal due diligence of the non-public information of the Unión Fenosa Group or verified the reliability of its public information, we are not in a position to evaluate the possible impact, if any, on the business, prospects, financial condition and results of operations of the Enlarged Group if any of the risks affecting the Unión Fenosa Group were to materialise. Any factors that affect the Unión Fenosa Group could have a material adverse effect on the business, prospects, financial condition and results of operations of the Enlarged Group.

On 26 February 2009, Fitch Ratings removed Unión Fenosa’s short-term credit rating (affirmed at F2) from “Rating Watch Negative”, while its long-term credit rating (affirmed at A-) remained on “Rating Watch Negative”. On 2 March 2009, Moody’s downgraded the long-term credit rating of Unión Fenosa to Baa1 from A3 and kept the rating on review for possible downgrade. Unión Fenosa’s Prime-2 short-term rating remained unchanged.

Risks Related to Our Business

Our Group’s businesses are, and the Enlarged Group’s businesses will be, subject to inherent risks arising from general and sector specific economic conditions in the markets in which they operate, particularly Spain.

The global economy and the global financial system have recently experienced a period of significant turbulence and uncertainty, including a very severe dislocation of the financial markets that began in August 2007 and that has substantially worsened since September 2008. This dislocation has severely restricted general levels of liquidity and the availability of credit and the terms on which credit is available. It has also increased the financial burden on our domestic and institutional customers, degrading their credit quality, reducing their spending capacity and negatively affecting consumer demand. This crisis in the financial system has led the governments of many developed economies to inject liquidity into the financial system and to require (and participate in) the recapitalisation of the finance sector to reduce the risk of failure of certain large institutions, to attempt to safeguard the flow of credit to businesses and to seek to return confidence to the market.

Despite this intervention, the volatility and market disruption in the financial sector have continued to reach a level unprecedented in recent history. This market dislocation has also been accompanied by recessionary conditions and trends in many economies throughout the world, including Spain. There is increasing concern of a deep and prolonged global recession. Continued deterioration in the Spanish and other economies throughout the world negatively affects business and consumer confidence, unemployment trends, the state of the housing market and the commercial real estate sector, the state of the equity, bond and foreign exchange markets, counterparty risk, inflation, the availability and cost of credit, transaction volumes in key markets or the liquidity of the global financial markets and could have a material adverse effect on the business, financial condition and results of operations of our Group and the Enlarged Group. In this context, Standard & Poor’s downgraded the sovereign credit rating of Spain on 19 January 2008 to AA+ from AAA.

We are not able to predict how the economic cycle is likely to develop in the short term or the coming years or whether there will be a further deterioration in this recessive phase of the global economic cycle. Any further deterioration or continuation of the current economic situation in the markets in which we operate could decrease our revenues, increase our bad debt exposure and increase our financing costs, any of which could have a material adverse effect on the business, prospects, financial condition and results of operations of the Group or the Enlarged Group.

We may not be able to successfully implement our business strategy.

Given the risks to which we are exposed and the uncertainties inherent to our business activities, we can provide no assurance that we will be able to successfully implement our business strategy. If we fail to achieve our strategic objectives, or if those objectives, once attained, do not generate the benefits we initially anticipated, our business, financial condition and results of operations may be adversely affected, perhaps significantly. Our ability to achieve our strategic objectives is subject to a variety of risks, including the following specific risks:

•

that we are unable to increase the number of supply points in Spain, Italy and Latin America because we are prevented from expanding our distribution network in those countries in line with our strategic plan;

•	that we fail to increase our total number of customers as a result of unsuccessful or ineffective marketing campaigns aimed at customers in the deregulated market;

•	that we are unable to achieve our desired level of flexibility and diversification in gas supplies and access to gas reserves;

•	that we are required to pay for natural gas in excess of our needs under the ‘take-or-pay’ clauses incorporated in our procurement contracts in the event of a decrease in our natural gas requirements;

•	that we are unable to consolidate our electricity business in Spain, Mexico and Puerto Rico;

•	that we are unable to successfully establish and develop our CCGT plants, cogeneration projects and wind farms; and

•	that we are unable to consolidate our multiservice business strategy or to increase our current rate of multiproduct contracts per customer.

Our operations are subject to extensive regulation, and our inability to comply with existing regulations or requirements or changes in applicable regulations or requirements may have an adverse effect on our business, prospects, financial condition and results of operations.

We and our operating subsidiaries are subject to extensive regulation in the natural gas and electricity sectors, and gas distribution, our principal activity, is regulated in most of the jurisdictions in which we operate. Our gas distribution activities represented 32.5%, 40.0% and 37.2% of our total net sales and 52.6%, 56.6% and 63.2% of our operating profit for each of the years ended 31 December 2008, 2007 and 2006, respectively.

The laws and regulations applicable to the natural gas and electricity sectors in the countries in which we operate are typically subject to periodic governmental review. Following any such review, the regulatory regimes in force in those countries could be modified, perhaps significantly, or new laws and regulations could be introduced. Any modifications of existing regulations, or the introduction of new rules and requirements, could impact the current remuneration system for regulated activities, as well as our operating costs, cost of capital, raw material costs and cost reduction incentives, among other things. The introduction of new laws or regulations or changes in existing laws or regulations (or in the interpretation thereof) could therefore have an adverse effect on our business, profitability, subsidies and financial condition.

Furthermore, while we believe that we are in substantial compliance with the laws and regulations applicable to our activities, we remain subject to a varied and complex body of laws and regulations in a number of jurisdictions. If any public or private body were to reach a different conclusion to us regarding the application or interpretation of such laws and regulations, they could seek to challenge or call into question our compliance. Were any such challenge to prove successful, it could have a material adverse effect on our business, prospects, financial condition and results of operations.

The distribution of gas and electricity is subject to certain government concessions, licences and other authorisations.

The natural gas and electricity sectors in which we operate (including Spain, Latin America and Italy) are either fully or partially regulated and, as a result, certain of our business activities are subject to government concessions, licences and other authorisations, which are customarily granted on a long-term basis. The carrying out of these activities without the relevant mandatory permits could lead to sanctions or penalties being imposed. In such jurisdictions, we typically enter into agreements with the corresponding regulatory authorities for the transportation and distribution of natural gas, establishing the applicable remuneration regime and our rate of return on the investments we make in carrying on regulated activities in that jurisdiction. This practice is of particular relevance to our gas distribution activities in Italy and Latin America.

The recovery of and return on our investments in countries subject to these arrangements therefore depends on the granting and maintenance of the relevant government concessions, licences and other authorisations on reasonable terms in the medium and long term. These are aspects that, in many cases, go beyond our control and management capacity. New social, political or economic conditions in such countries could affect the stability of these legal and contractual frameworks, which could have an unanticipated impact on our business plans and adversely affect our regulated remuneration (and thereby, the return on our investments) in those countries.

Moreover, the concessions are granted subject to compliance with certain obligations. Any failure to comply with the terms of a concession may result in penalties, the revocation of the concession, a reduction in the remuneration we receive, and/or the enforcement of any guarantees or bonds that we may have given, any of which could adversely affect the return we receive on our investments and our business, financial condition and results of operations.

We may be unable to divest assets when required to do so by the Spanish competition authorities, or may be forced to complete these divestitures on unfavourable terms, and we may face increased competition as a result of such divestitures.

On 11 February 2009, the Spanish National Competition Commission (Comisión Nacional de Competencia or “CNC”) authorised our acquisition of Unión Fenosa subject to certain undertakings presented by us and accepted by the CNC. On 17 February 2009, the Spanish Ministry for Economy and Taxation resolved not to refer the matter to the Spanish Council of Ministers and the authorisation from the CNC therefore became definitive and binding on that date. Pursuant to these undertakings, we have agreed that, within a limited timeframe, we will dispose of:

•	600,000 gas distribution connection points (equivalent to approximately 9% of the national total, according to the CNC) through the sale of complete gas distribution networks in Spain;

•	our portfolio of customers—residential-commercial and small-and medium-sized companies-associated with such gas distribution connection points (approximately 600,000 customers);

•	2,000 MW of installed capacity of combined cycle technology; and

•	our participation in Enagás, which, as of the date of this offering memorandum, represents 5.0% of its share capital.

In addition, we have undertaken to the CNC that we will ensure that Unión Fenosa Gas Comercializadora, S.A. will continue to operate autonomously with regard to the supply of gas to third parties in Spain and that, for as long as Repsol YPF, one of our principal shareholders, owns at least 15% of our voting share capital, we will reduce the ties between the Unión Fenosa Group and Compañía Española de Petroleos, S.A. (“Cepsa”), which competes with Repsol YPF in the oil market.

The sale of the required assets is subject to review by the CNC, and our undertakings to the CNC may be challenged by our competitors and other third parties with a legitimate interest in the subject matter. We can provide no assurance that we will be able to complete the required divestitures within the required timeframes or at all or that, if completed, such divestitures will be on favourable terms. Our failure to sell such assets within the required timeframes could result in the approval of our acquisition being revoked, the imposition of fines (which may be substantial), the forced sale of assets within a limited timeframe and/or the imposition of other obligations of a regulatory nature. Any such failure, or our failure to sell such assets on favourable terms, could have a material adverse effect on the business, prospects, financial condition and results of operations of the Enlarged Group. Furthermore, as we are required to prepay amounts under the Acquisition Facilities using the net proceeds of sale of these assets, to the extent we are unable to complete the required sales, or we complete them on terms that are not favourable to us, we may not be able to reduce the consolidated net debt of the Enlarged Group to the extent anticipated.

We intend to effect disposals with a view to realising gross proceeds of approximately €3,000 million (including the disposals necessary to comply with the undertakings given to the CNC) over the course of 2009 and, failing which, 2010. However, as the gross proceeds we receive from any sales will be dependent on prevailing market conditions, competition among buyers for such assets and other factors, many of which will be beyond our control, we can give no assurance regarding the amount of any sale proceeds or that such proceeds will reach what we estimate to be the fair market value of such assets.

Finally, the rationale behind, and the express purpose of, the conditions imposed is to create effective competition in the Spanish gas and electricity markets in relation to the Enlarged Group’s market share. Accordingly, we are likely to face increased competition in these markets, and we may not be successful in retaining all of those customers that we do not transfer as part of the required divestments. Any loss of our share of the gas and electricity markets in Spain, our primary markets, could have a material adverse effect on the business, prospects, financial condition and results of operations of the Enlarged Group.

Our natural gas operations are subject to certain operational and market risks that could produce damage or lead to an interruption in gas supply and/or electricity generation.

Our operations are subject to certain inherent risks, including pipeline ruptures, breakdowns affecting our electricity generation assets and liquefied natural gas (“LNG”) tankers, explosions, pollution, release of toxic substances, fires, adverse weather conditions, failure by our gas suppliers or other third parties to fulfil contractual obligations, sabotage, accidental damage to our gas distribution network or electricity generation assets and other hazards and force majeure events, any of which could result in personal injury and/or damage to, or the destruction of, our facilities and other properties or an interruption in gas supply and/or electricity generation. By way of illustration only, during the last two years, we have experienced certain incidents at our CCGT plants that resulted in a temporary suspension of electricity generation. Furthermore, if operations at compression stations on the Europe-Maghreb pipeline were to be interrupted, suppliers may notify us of a reduction in supply levels or seek to enforce force majeure provisions with a view to terminating the corresponding supply agreements. We are not generally able to predict the occurrence of these or similar events and they may cause unanticipated interruptions in our gas supply and electricity generation activities. While we seek to obtain insurance cover for risks such as damage to property and loss of profit, our financial condition and results of operations may be adversely affected to the extent our losses are uninsured, exceed the applicable limitations under our insurance policies or are subject to the payment of an excess towards the insured amount or to the extent the premiums we pay in respect of such policies are increased as a result of insurance claims.

We enter into long-term gas purchase contracts and, as a result, our gas supplies are also subject to the risk of non-fulfilment by our contractual counterparties. For the year ended 31 December 2008, our three main natural gas suppliers accounted for around 70% of our total gas purchases. For details of our gas procurement arrangements, see “Business—Wholesale & Retail—Gas procurement”.

If our gas supplies are interrupted by a failure of any such counterparty to deliver the contracted amounts of gas or for any other reason, we may be required to seek alternative sources of natural gas to cover the shortfall. These sources may include the ‘spot’ market, a non-organised market aimed at the short-term acquisition of gas (primarily LNG), and may prove more costly than our existing supply arrangements, a cost which may not be recoverable under any contracts breached by the relevant counterparties. We can provide no assurance that, in such circumstances, we would be able to acquire the gas supplies we require from alternative sources on reasonable terms or at all, and any failure to do so could have a material adverse effect on the business, prospects, financial condition and results of operations.

We may suffer losses as a result of judicial, arbitration and regulatory proceedings.

The natural gas sector has, in recent years, become more litigious as a result of the volatility of oil prices and increased competition in the deregulated market, among other factors, and we and other members of our Group are party to judicial, arbitration and regulatory proceedings. For a summary of certain legal and arbitration proceedings to which we are currently a party, see “Business—Legal Proceedings”. An unfavourable outcome (including an out-of-court settlement) in one or more of these proceedings could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to civil liabilities as a result of our ordinary natural gas operations.

We and other members of our Group may, from time to time, be subject to civil liability claims for personal injury and/or other damage caused as a result of incidents arising in our ordinary course operations. Such incidents may include pipeline ruptures, gas explosions, pollution, spillage of toxic substances or incidents related to our CCGT plants. We may be required to pay damages as a result of such claims in accordance with the applicable laws of the countries in which we operate. An unfavourable outcome in respect of one or more such claims could, to the extent the damages awarded are not covered by our civil liability insurance policies, have a material adverse effect on our business, prospects, financial condition and results of operations.

Our business is significantly exposed to variations in the prices of natural gas and oil.

A significant portion of our expenses relate to the purchase of natural gas and LNG for commercialisation in the regulated and deregulated markets in which we operate and for fuelling our CCGT plants for electricity generation. Energy purchases represented 65.7%, 60.9% and 66.4% of our total sales in each of the years ended 31 December 2008, 2007 and 2006, respectively.

Although the prices that we charge our gas customers generally reflect the market price of natural gas, in highly volatile market conditions the adjustments we make to our sale prices may not fully reflect the changes in the cost of our natural gas supplies. In addition to increasing the costs in our natural gas business, higher gas prices can also inflate our electricity generation costs, as we use natural gas to fuel our CCGT plants.

The prices for such commodities have historically fluctuated, and we do not know if prices will remain within projected levels. 2008, for example, saw a significant increase in the volatility of the price of oil and its derivatives. The annual average price of a barrel of Brent crude oil rose by 34.4% from $72.39 in 2007 to $97.26 in 2008, but fell back to an average of €55.48 during the last three months of 2008 (source: BP Trading Conditions Update—Crude oil and natural gas markers archive). Natural gas prices are also influenced by geopolitical factors, including but not limited to, increased demand in China and India and the uncertainty of supply associated with the continuing political instability in certain parts of the Middle East.

Our business includes wholesale natural gas sales to electricity producers and others. With respect to such transactions, our results of operations are likely to depend, in large part, upon prevailing market prices in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. As a result, our natural gas wholesale business exposes us to risks of fluctuating commodity prices and movements in the price of electricity.

Variations in commodity prices could have a material adverse effect on our results of operations to the extent we are not able to pass on increases in our generation and operating costs to our gas and electricity customers (in the case of commodity price increases) or to negotiate a decrease in wholesale prices with our own suppliers (in the case of commodity price decreases), or otherwise to offset such variations through hedging arrangements and other risk management techniques. For a more detailed description of our risk management techniques in respect of certain market risks, including commodity price exchange risk, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Market Risk”.

Pursuant to our ‘take-or-pay’ contracts, we may have to purchase an amount of natural gas that is greater than our operational needs.

Most of our natural gas and LNG purchases are made pursuant to long-term contracts with clauses (commonly known as ‘take-or-pay’ clauses) that require us to purchase a certain amount of natural gas and LNG during specified contract periods. Pursuant to these contracts, even if we require less than the minimum contracted amount, we are still contractually bound to pay for the minimum contracted amount, thereby paying for an amount of gas or LNG that is greater than our operational needs. For more information on our ‘take-or-pay’ contracts, see “Business—Wholesale & Retail”.

When we enter into ‘take-or-pay’ contracts, we negotiate the minimum contracted amount based on forecasts of our anticipated future needs. Such forecasts are based on our experience and the information then available to us, but our actual needs may be less than our forecast needs under different conditions. Any significant variation in the forecast levels of demand could result in us being required to pay for quantities of natural gas that exceed our actual needs, regardless of whether we elect to take delivery of the excess quantities of gas, which could have a material adverse effect on our operational costs.

Our operations are subject to extensive environmental regulation.

We and our operating subsidiaries are required to strictly comply with extensive environmental regulations, which, among other things, require us to perform environmental impact studies on future projects, to obtain and comply with the necessary authorisations, licences and permits and to comply with certain other regulatory requirements. Among others, we are subject to the risks that:

•	our environmental impact studies may not be approved by the relevant governmental authorities;

•	environmental authorisations or licences may not be granted or may be revoked as a result of our non-compliance with their terms or environmental regulations generally;

•	public opposition may result in delays, cancellations or modifications to any proposed project; and

•	laws or regulations may change or be interpreted in a manner that increases the burden and/or cost of compliance,

any of which could have a material adverse effect on the business, prospects, financial condition and results of operations of our Group.

In recent years, environmental legislation has generally become more onerous in the countries where we operate. Although we believe we have been taking the necessary steps to comply with this legislation, we may nevertheless be required to make significant further investments to ensure continued compliance. Moreover, new environmental laws or modifications to existing laws could also make the operation of our CCGT plants more costly or increase the cost of bringing new CCGT plants into operation. Such changes could also affect our industrial customers. Any such cost increases or additional restrictions or burdens on our customers in the industrial sector may result in a reduction in demand for natural gas or electricity, which could, in turn, have a material adverse effect on our business, prospects, financial condition and results of operations.

In addition, since 2002, certain European directives have been implemented into Spanish law that have affected our activities (in particular, our electricity generation activities) by limiting emissions of atmospheric pollutants from large-scale power plants in Spain. These limitations are established in Spain and other countries through so-called National Assignment Plans for CO2 emission rights. Pursuant to Spain’s Second National Assignment Plan for Emission Rights (Segundo Plan Nacional de Asignación de Derechos de Emisión), our Group has been assigned 14,199,450 CO2 emission rights at no cost (with each right corresponding to one metric tonne of CO2-equivalent) for the ‘Phase II’ period from 2008 to 2012, compared with the 13,435,065 CO2 emission rights that we were awarded for ‘Phase I’ from 2005 to 2007. Our award for ‘Phase II’ represents an average of 2,839,890 tonnes per year, a decrease of 36.6% compared with the average of 4,478,255 tonnes per year for ‘Phase I’.

In Phase I, our actual emissions exceeded our assigned rights and we were therefore required to acquire additional CO2 emission rights in the market. Our forecast emissions for our CCGT plants in Phase II are also expected to exceed our quota of emission rights for the period and, in 2008, we acquired additional emission rights in the market to cover our annual shortfall for a total amount of €60 million. We anticipate that during the remainder of Phase II we will continue to be a net purchaser of emission rights to cover the actual emissions from our CCGT plants in Spain. We can give no assurance that we will be able to buy a sufficient number of emission rights on terms satisfactory to us or at all. Any failure to do so could result in the payment of fines per metric tonne of excess pollutant, which could, in turn, have a material adverse effect on our business, prospects, financial condition and results of operations.

Moreover, pursuant to Royal Decree Law 3/2006 (in relation to the years 2006 and 2007) and Royal Decree Law 11/2007 (in relation to the period 2008 to 2012), electricity producers are required to pay an amount (via payment or a reduction of the recognised tariff deficit) substantially equal to the value of all emission rights awarded without charge in the corresponding financial years. According to the applicable regulations developing these laws, we have been required to make the relevant payment in an amount of €60 million in respect of the 2006 financial year, although, as of the date of this offering memorandum, no specific regulations in respect of 2007 and 2008 have yet been published. Although the majority of companies active in the electricity generation market have challenged these laws, the Spanish government may nevertheless approve specific regulations or other instruments effectively applying these laws to the years 2007 and beyond, which could have a material adverse effect on our business, financial condition and results of operations.

Since 1 January 2005, emission rights have been traded on international electronic markets and ‘over-the-counter’ in bilateral deals negotiated through brokers. Market participants may also trade emission credits, which are awarded when a project is undertaken that reduces greenhouse gases, with each emission credit also representing one metric tonne of CO2-equivalent. Most of the trading in emission rights and emission credits is via future and forward contracts, where the price is fixed but the transfer of allowances and payment is deferred, but there is also a ‘spot’ market, with payment and exchange taking place immediately.

The prices for emission rights and credits are subject to fluctuation and have historically shown considerable volatility. We look to reduce our exposure to price movements by participating in the various markets, diversifying our purchases of emission rights, and by fixing the price for our future emission rights requirements through the use of future and forward contracts. We are nevertheless exposed to movements in the price of emission rights and any adverse movements could have a material adverse effect on our business, prospects, financial condition and results of operations.

We are exposed to interest rate and foreign currency exchange rate risk.

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes and foreign currency exchange rate fluctuations.

Fluctuations in interest rates modify the fair value of our assets and liabilities that accrue a fixed interest rate and the cash flows from assets and liabilities pegged to a floating interest rate, and accordingly, affect our equity and profitability, respectively. As of 31 December 2008, 73.3% of our total indebtedness was subject to a fixed rate, with the remaining 26.7% on a floating rate. Our floating rate debt is principally subject to fluctuations in the European Interbank Offered Rate (“EURIBOR”), the London Interbank Offered Rate (“LIBOR”) and the indexed rates in Argentina, Brazil, Colombia and Mexico.

Variations in exchange rates can affect, among other things, the value of our earnings and borrowings denominated in currencies other than our functional currency (the euro) and our operations that generate non-euro revenue, as well as the exchange value of commodity purchases denominated in currencies other than the euro. At 31 December 2008, €1,076 million or 20.0% of our total indebtedness was denominated in non-euro currencies, predominately U.S. dollars, Brazilian reais and Mexican pesos, and, in the year then ended, approximately 25.1% of our consolidated sales derived from our operations in Latin America, Puerto Rico and the Europe-Maghreb pipeline, which generate non-euro revenues. Fluctuations in the exchange rates between the euro and the U.S. dollar, the currency in which our gas purchase obligations are denominated or indexed, can also affect our consolidated financial condition and results of operations.

While we actively manage the above risks to seek to minimise their impact, changes in interest rates and exchange rates may nevertheless affect our financial condition and results of operations. For a more detailed description of our risk management policies in respect of certain market risks, including interest rate and exchange rate risk, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Market Risk” below.

The construction and development of new energy infrastructure projects may be adversely affected by factors that are beyond our control.

The construction and development of natural gas supply and distribution infrastructure and the exploration, production and sale of LNG, as well as electricity generation and distribution projects, can be time-consuming and highly complex. Risks that may affect our ability to develop new projects include, among others:

•	delays in obtaining the necessary authorisations, licences or permits, including environmental permits;

•	shortages or changes in the price of equipment, materials or labour;

•	opposition to energy infrastructure development, including in environmentally sensitive areas;

•	opposition of political, ethnic or any other groups;

•	adverse changes in the political and regulatory environment in the countries where the Enlarged Group operates;

•	expiration and/or renewal of existing interests in real estate assets;

•	difficulties or delays in the expropriation or disposal of real estate assets which may be necessary for the development of our new projects;

•	adverse weather conditions, natural disasters, accidents or other unforeseen events which may delay the completion of gas pipelines, electricity plants or substations;

•	the inability to obtain financing on terms that are satisfactory to us;

•	service area competition; and

•	unfavourable movements in natural gas and LNG prices.

Any of the above factors (or other similar factors) could increase the costs of, delay the completion of, and/or result in the cancellation of, projects under development and projects proposed for development, any of which could have a material adverse effect on our business, prospects, financial condition and results of operations. In particular, if we are unable to complete projects under development, we may not be able to recover the costs incurred and our profitability could be adversely affected.

Demand for natural gas and electricity may be adversely affected by weather, negatively affecting our revenues and results of operations.

The demand for electricity and natural gas is closely related to climate. Our operations generally experience higher demand during the cold weather months of October through March in Europe and Mexico (or April through September in Argentina and, to a lesser extent, Brazil) and lower demand during the warm weather months of April through September in Europe and Mexico (or October through March in Argentina and, to a lesser extent, Brazil). A significant portion of demand for natural gas in the winter months relates to the production of electricity and heat and, in the summer months, to the production of electricity for air-conditioning systems. The revenues and results of operations of our natural gas operations would be negatively affected by periods of unseasonable warm weather during the autumn and winter months. Likewise, electricity demand may decrease during mild summers as a result of reduced demand for air-conditioning, having a negative impact on revenues generated from our electricity generation and distribution businesses and our commercialisation of natural gas.

The success of our activities in the electricity sector depends, in part, on factors beyond our control.

The success of our electricity projects could be adversely affected by factors beyond our control, including the following:

•	increases in the cost of generation, including increases in fuel costs;

•	reduced competitiveness with other technology due to an increase in the cost of electricity generation from natural gas;

•	the possibility of a reduction in the projected rate of growth in electricity usage as a result of factors such as economic conditions;

•	the implementation of energy conservation schemes;

•	risks incidental to the operation and maintenance of electricity generation facilities;

•	the increasing price volatility that has resulted from deregulation and changes in the market;

•	surplus electricity generation capacity in the markets served by the electricity plants we own or in which we have an interest;

•	the imposition of new requirements by the regulatory authorities resulting from the ongoing deregulation of the electricity sector in the jurisdictions in which we operate; and

•	alternative sources and supplies of energy becoming available due to new technologies and interest in renewable energy and cogeneration.

Our Latin American subsidiaries are subject to a variety of risks, including economic downturns and political risks.

A significant portion of our operating income is generated by our Latin American subsidiaries, which accounted for 20.2%, 20.0% and 21.5% of our operating income in each of the years ended 31 December 2008, 2007 and 2006, respectively. Our operations and investments in Latin America are exposed to various risks that are inherent to the region, including risks relating to the following:

•	significant governmental influence over local economies;

•	substantial fluctuations in economic growth;

•	high levels of inflation;

•	devaluation or depreciation, or over-valuation, of local currencies;

•	exchange controls or restrictions on expatriation of earnings;

•	volatile domestic interest rates;

•	changes in governmental, fiscal, economic or tax policies;

•	unexpected changes in governmental regulation;

•	social unrest; and

•	general political and macro-economic instability.

Most or all of these factors have arisen at various times in the last two decades in the most important Latin American markets, such as Argentina, Brazil, Colombia and Mexico.

In addition, the revenues of our Latin American subsidiaries, their market value and the dividends received by them are exposed to risks particular to the country in which they operate, which could materially and adversely affect market demand, consumer demand and exchange rates.

We are not able to predict reliably what impact any deterioration in economic and political conditions in Latin America or any legal or regulatory developments affecting the Latin American countries in which we operate could have on our business, prospects, financial condition or results of operations.

Our market share in Spain has been eroded and may continue to decline as a result of the progressive deregulation of the Spanish natural gas market.

The principal body of law governing the natural gas market in Spain is the Hydrocarbons Sector Act (Law 34/1998, of 7 October 1998), the key purpose of which was to deregulate the Spanish market in line with the requirements of EU Directive 2003/55/EC.

From 1999 onwards, certain qualifying consumers in Spain were permitted to purchase their gas in the newly created deregulated market and, on 1 January 2003, this right was extended to all Spanish consumers, allowing them to remain in the regulated market, purchasing natural gas from their local distributor, or to switch to the deregulated market, purchasing natural gas from a commercialiser. On 1 July 2008, the deregulation of the Spanish gas market was completed with the elimination of the regulated tariff-based supply from natural gas distributors. All natural gas in Spain is now supplied to domestic consumers by natural gas commercialisers in the deregulated market, and those domestic consumers that have not specifically chosen a commercialiser are presently being supplied by so-called suppliers of ‘last resort’. The maximum ‘last resort’ tariffs are established by the Spanish government.

As a result of this progressive deregulation of the Spanish natural gas market, from 1999 onwards we witnessed the migration of consumers from the regulated market to the deregulated market and, as of 1 July 2008, all consumers in Spain are now supplied through the deregulated market. This migration of consumers to the deregulated market and the increased competition we have faced from our existing competitors and new entrants in that market have caused our market share of end consumers to decline. According to information published by the CNE, our share of the Spanish gas commercialisation market in 2008 was 43.7%, compared with 46.5% in 2007 and 47.6% in 2006 (source: CNE Quarterly Report, fourth quarter 2008 and CNE Annual Reports 2007 and 2006). We may continue to lose market share to existing commercialisers who increase their presence in the deregulated market and to new commercialisers (such as Sonatrach and the other stakeholders in Medgaz), who may enter that market in the future. Any further reduction in our market share would adversely affect our revenues.

Furthermore, pursuant to Spanish law, we are not to permitted to provide more than 70% of all natural gas volumes sold for domestic consumption in Spain (excluding, for these purposes, gas consumed by members of our Group).

We may have difficulty repatriating the earnings of our foreign subsidiaries.

Any payment of dividends, distributions, loans or advances to us by our foreign subsidiaries could be subject to restrictions on, or taxation of, dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate. Furthermore, some of our Latin American subsidiaries have entered into loan agreements that contain certain restrictions on the payment of dividends and other distributions by such subsidiaries, limiting our ability to freely repatriate the earnings of those companies. If we are unable to repatriate the earnings of our subsidiaries, it could have an adverse impact on our ability to pay dividends or manage cash within the Group, for example to redeploy earnings in other jurisdictions where they could be used more profitably.

Risks Related to Our Ordinary Shares and the Rights Offering

A trading market may not develop for the rights and, if a market does develop, the rights may be subject to greater volatility than our ordinary shares.

We intend to set a trading period of 15 calendar days for the rights on the Spanish stock exchanges. We cannot assure you that an active trading market in the rights will develop on these stock exchanges during that period or that there will be sufficient liquidity throughout the period in which the rights are traded. The rights to subscribe for new shares will not be listed as tradeable on any securities exchange or trading system in the United States, and our shareholders in the United States receiving rights may only resell them outside the United States.

A significant decline in our share price would be likely to have a material adverse effect on the value of the rights.

Because the trading price of the rights depends on the trading price of our ordinary shares, a significant decline in our share price would be likely to have a material adverse effect on the value of the rights. Accordingly, all of the risks that affect the market price of our ordinary shares, including those risks described in this offering memorandum, may also affect the trading price of the rights. In addition, we cannot assure rightsholders that the trading price of our ordinary shares will not drop below the subscription price of the rights offering after rightsholders elect to exercise their rights. If that occurs, rightsholders will have committed to buy the new shares at a price above the prevailing market price, and will suffer an immediate unrealised loss as a result. Moreover, we cannot assure rightsholders that following the exercise of rights they will be able to sell their shares at a price equal to or greater than the subscription price.

Unexercised rights will expire, and, if you do not exercise all of the rights allocated to you, you will suffer dilution of your percentage ownership of our ordinary shares.

If you do not respond to the rights offering on or before the expiration date of the preferential subscription period, expected to be on or about 28 March 2009, your rights to subscribe for new shares will lapse and we will allocate the corresponding shares which you do not take up in the additional subscription period. You will not be compensated in respect of any rights which lapse.

We believe that many custodian banks in Spain who hold shares on behalf of beneficial holders have contractual arrangements with these holders to sell unexercised rights at the end of the preferential subscription period and give the proceeds to the corresponding holders. However, any such arrangements are a contractual matter between the holder and the relevant custodian bank, and we cannot assure you that rights you may hold will benefit from any such arrangements. Thus, if you do not exercise or sell your rights, or are prevented by applicable law from doing so, you may lose the financial benefit of those rights.

To the extent that you do not exercise your rights to subscribe for new shares, your proportionate ownership and voting interest in our equity capital will diminish accordingly, and, to the extent our Board of Directors allocates the corresponding shares to other existing shareholders, their percentage ownership and voting interest in our equity capital will increase proportionately. Furthermore, even if you or a custodian bank on your behalf sells your unexercised rights at the end of the preferential subscription period, the consideration you receive for such rights may not fully compensate you for the dilution of your proportionate ownership and voting interest in our equity capital that may be caused as a result of the rights offering.

The rights must be exercised through the Iberclear participant in whose book-entry registry your subscription rights are registered and paid for in euro.

The rights must be exercised through the Iberclear participant in whose book-entry registry a rightsholder’s subscription rights are registered. This Iberclear participant is located in Spain and payments must be made in euros to such Iberclear participant. As a result, it may be difficult for our shareholders and investors outside Spain to exercise the rights they hold, request for any additional allocation shares and pay the subscription price in respect thereof.

The underwriting agreement between our Company and the managers is subject to customary conditions precedent and provides that such agreement may be terminated in certain circumstances.

The underwriting agreement between our Company and the managers may be terminated by the unanimous decision of the managers, at any time prior to 9:00 (Madrid time) on the prefunding date (expected to be on or around 2 April 2009), upon the occurrence of certain events, including an event of force majeure. In addition, the commitments of the managers under the underwriting agreement are subject to certain conditions precedent on or prior to the prefunding date.

If the underwriting agreement is terminated, we will file a notice (hecho relevante) with the CNMV confirming whether we intend to proceed with the rights offering on a non-underwritten basis.

The termination of the underwriting agreement, the circumstances giving rise to such termination, or the publication of such a notice (hecho relevante) could have a material adverse effect on the trading price and underlying value of the rights and the new shares, regardless of our actual financial condition or results of operations.

Furthermore, if we elect to proceed with the rights offering on a non-underwritten basis, there can be no assurance that the rights offering would be fully subscribed. See “—Risks Relating to our Financing of the Offer—Failure to maintain our expected long-term credit rating or to raise new equity could increase our payment obligations under, or trigger early repayment of, the Acquisition Facilities” for certain risks associated with our failure to raise sufficient new equity. See “Plan of Distribution—Underwriting Agreement”.

It is not certain that you will receive new shares on their expected listing date, which may mean you will not be able to trade new shares as of the expected date for commencement of trading.

The issuance of new shares is subject to the registration of the capital increase in the Mercantile Registry of Barcelona. Although the resolution of our Board of Directors approving the capital increase is scheduled to be registered promptly with the Mercantile Registry, such registration may, despite our best efforts, and for reasons beyond our control, not take place in time to enable the new shares to be admitted to listing and trading on the expected date (currently 3 April 2009). Any postponement of the admission to listing of the new shares due to a delay in the registration of the capital increase with the Mercantile Registry of Barcelona or any other reason, would reduce the liquidity of those shares and would make it more difficult for an investor to sell them until they are admitted to trading.

The market price of our shares or of the rights may be volatile.

The market price of our ordinary shares or of the rights may be volatile and significantly affected by the following factors, among others:

•	investor perception of the success and impact of the Offer, the rights offering and the strategy described in this offering memorandum;

•	our actual or anticipated financial condition and results of operations;

•	new services or products offered by our Company or our competitors;

•	negative publicity;

•	changes in securities analysts’ recommendations regarding us, the sectors in which we operate or may in the future operate or the energy industry generally;

•	developments affecting the regulation of the energy industry in the countries in which we operate or may in the future operate;

•	investor perceptions of our investments in Latin America and other less developed geographic regions in which we conduct, or may in the future conduct, operations;

•	short-selling or similar trading activities in respect of our shares or securities or other instruments linked to our shares; and

•	conditions in the financial and securities markets generally and other factors beyond our control.

In the past few months, the securities markets in Spain and worldwide have experienced very significant volatility in prices and trading volumes. This volatility could have a material adverse effect on the market price of our ordinary shares, irrespective of our financial condition and results of operations and the other factors referred to above. During February 2009, our average daily share price volatility was 31.6% with a high of €18.89 and a low of €14.02.

The sale of a significant number of our shares following the rights offering, or the perception that such sales might occur, could cause the market price of our ordinary shares to drop significantly.

If one or more of our shareholders sell a significant number of our shares, or if the market expects that such sales might occur, it could cause the market price of our ordinary shares to decline significantly. In particular, if any of our principal shareholders, such as Criteria CaixaCorp, Repsol YPF or GDF-Suez, were to announce their intention to dispose of a portion of their shareholding, or if there were to be market rumour or speculation regarding such a disposal, it is likely that the market price of our ordinary shares would be adversely affected.

See “Principal Shareholders—Lock-up arrangements”.

Our majority shareholders, Criteria CaixaCorp and Repsol YPF, will continue to exercise significant influence over us after completion of the rights offering, and their interests may conflict with our interests or those of our other investors.

As of the date of this offering memorandum (based on the latest information available to us), Criteria CaixaCorp and Repsol YPF hold 37.49% and 30.85%, respectively, of our voting share capital. See “Principal Shareholders”. On 9 March 2009, Criteria CaixaCorp and Repsol YPF executed commitment letters whereby they irrevocably committed to exercise in full the preferential subscription rights granted to them in the rights offering and, as a result, we expect that, taken together, they will continue to hold the majority of our voting share capital after completion of the rights offering. In addition, Criteria CaixaCorp and Repsol YPF are currently party to a shareholders’ agreement in connection with their equity interest in our Company, pursuant to which they are each entitled to appoint five members to our Board of Directors, out of a total of 17 members and our Chairman and Chief Executive Officer. We anticipate that, following the Offer and the rights offering, Criteria CaixaCorp and Repsol YPF will continue to nominate a majority of the members of our Board of Directors. The interests of our majority shareholders may, from time to time, conflict with our interests or those of our other shareholders.

Moreover, we and certain of our Group companies have entered into numerous commercial and financial agreements with Repsol YPF and ”la Caixa”, the parent company of Criteria CaixaCorp, in the past, and we may do so again in the future. These transactions include certain financing arrangements with ”la Caixa” and supply and joint venture agreements with Repsol YPF. In April 2005, we entered into a framework agreement with Repsol YPF, pursuant to which we agreed to cooperate in the areas of exploration, production and liquefaction of natural gas. The agreement, which has an initial term of 10 years, provides for joint collaboration to identify attractive opportunities in the Upstream business and grants each company the opportunity to participate in the other company’s current or future Upstream projects, with project companies generally expected to be owned, as to 60%, by Repsol YPF and, as to 40%, by our Company. Under the framework agreement, we also agreed with Repsol YPF to implement a participation agreement in relation to the trading, transportation, regasification and wholesale of natural gas. See “Related Party Transactions”.

Shareholders outside the euro zone are subject to exchange rate risk.

The new shares and your rights to subscribe for the new shares are priced in euros and our shares are quoted and traded in euros. We also pay our dividends in euros. Accordingly, any investor outside the euro zone is subject to adverse movements in their local currency against the euro, which may reduce the value of your shares and any dividends paid in relation to them.

Our shareholders may face difficulties in protecting their interests because of differences in shareholders’ rights and fiduciary responsibilities between Spanish laws and the laws of most U.S. states.

Corporate governance matters for our Company are principally determined by Spanish corporate law, our estatutos (by-laws) and our internal rules governing our Board of Directors and general shareholders’ meetings. Shareholders’ rights and the fiduciary responsibilities of directors, officers and controlling shareholders are different under Spanish law as compared with the statutes and judicial precedents of most states in the United States. As a result, our shareholders may have more difficulty in protecting their interests in the case of actions by our directors, officers or controlling shareholders than would shareholders of a corporation incorporated in a state in the United States.

It may be difficult or impossible for investors outside Spain to serve process on, or enforce judgments against, our Company in respect of civil liabilities or otherwise in connection with the rights offering.

We are a Spanish company, and all of our assets, other than our assets in Puerto Rico, are located in Spain or other jurisdictions outside of the United States. In addition, all of our directors and executive officers, as well as our controlling shareholders, reside or are located in Spain. As a result, investors may not be able to effect service of process outside Spain upon us or these persons or to enforce judgments obtained against us or these persons in foreign courts predicated solely upon the civil liability provisions of non-Spanish securities laws.

There is doubt that a lawsuit based upon U.S. federal or state securities laws, or the laws of any other non-Spanish jurisdiction, could be brought in an original action in Spain and that a foreign judgment based upon such laws would be enforced in Spain. There is also doubt as to the enforceability of judgments of this nature in several of the other jurisdictions in which we operate and where our assets are located.

In particular, we have been advised by our Spanish counsel that the United States and Spain are not currently bound by a treaty providing for reciprocal recognition and enforcement of judgments. In the absence of any such treaty or proof that similar Spanish judgments are not recognised and enforced in the jurisdiction rendering the judgment (in which case the judgment will not be recognised in Spain), such judgment will only be recognised and enforced in Spain if it meets the following requirements: (i) the judgment must be final, translated into Spanish and apostilled; (ii) the judgment shall not be contrary to Spanish public policy; (iii) there shall not be a pending proceeding between the same parties and in relation to the same issues in Spain; (iv) there shall not be a judgment rendered between the same parties and for the same cause of action in Spain or in another country provided that in the latter case the judgment has been recognised in Spain; (v) the courts rendering such judgment must not have infringed an exclusive ground of jurisdiction provided for in Spanish law or have based their jurisdiction on irrational grounds; and (vi) the rights of defence of the defendant should have been protected in the rendering of the foreign judgment, including but not limited to a proper service of process carried out with sufficient time for the defendant to prepare a defence. If these requirements are not met, you may be unable to enforce a judgment in Spain.

Other Risks

Different disclosure and accounting principles in Spain and the United States may provide you with different or less information about us than you expect.

There may be less publicly available information about us than is regularly published about companies in the United States and certain other jurisdictions. We are not subject to the periodic reporting requirements of the U.S. Exchange Act, and, therefore, are not required to comply with the information disclosure requirements imposed on foreign issuers under the U.S. Exchange Act, or requirements imposed on U.S. issuers. Additionally, we present our annual accounts and other financial statements in accordance with IFRS-EU, which differs materially from U.S. GAAP.

OUR ACQUISITION OF UNIÓN FENOSA

Introduction

Acquisitions of Unión Fenosa shares. On 30 July 2008, we announced that we had reached an agreement with ACS, Actividades de Construcción y Servicios, S.A. (“ACS”) and other members of its group (the “ACS Group”) for the acquisition by us of the 45.31% stake (the “ACS Stake”) held by the ACS Group in the voting share capital of Unión Fenosa, one of Spain’s principal utility groups. The price agreed with the ACS Group was €18.33 per share in cash, less the gross amount of any dividend paid, or any capital distribution made, to Unión Fenosa shareholders. Pursuant to the terms of such agreement, we initially acquired a 9.99% stake in Unión Fenosa on 6 August 2008 for a total amount of €1,675 million at a price of €18.33 per share, with acquisition of the balance subject to regulatory clearances.

Prior to 31 December 2008, we also acquired a further 43,106,409 Unión Fenosa shares, representing 4.72% of its voting share capital (the “Caixanova Stake”), for a price of €18.00 per share (representing a total amount of €776 million) pursuant to a share purchase agreement with Caixa de Aforros de Vigo, Ourense y Pontevedra (“Caixanova”) dated 12 December 2008. As a result of these acquisitions, we held 134,510,205 Unión Fenosa shares, representing 14.72% of its voting share capital as of 31 December 2008, which we recorded on our consolidated balance sheet as of such date under the line item “available-for-sale financial assets”. As of the date of this offering memorandum, we have paid €350 million of the total of €776 million, with the balance payable on the third exchange business day following publication of the results of the Offer.

Following confirmation that no approval by the Spanish National Energy Commission (Comisión Nacional de Energía or “CNE”) was required and receipt of the conditional approval of the CNC (see “—Competition Approvals and Divestitures”), on 3 March 2009, we acquired the balance of the ACS Stake, representing 35.31% of the voting share capital of Unión Fenosa. As a result of the payment by Unión Fenosa of a gross dividend of €0.28 per share on 2 January 2009, the price payable by us for the balance of the ACS Stake was, pursuant to the terms of our agreement with the ACS Group, reduced to €18.05 per share, resulting in an aggregate purchase price for such balance of €5,825 million.

As of the date of this offering memorandum, we hold 457,214,724 Unión Fenosa shares, representing 50.02% of its voting share capital as a result of the above acquisitions and our acquisition of 100 Unión Fenosa shares in April 2008 (which were converted into 300 shares following a 3-for-1 stock split on 14 July 2008). In addition, as of the date of this offering memorandum, we have entered into a share purchase agreement with Caja de Ahorros y Monte de Piedad de Navarra (“Caja Navarra”) in respect of 2,721,000 Unión Fenosa shares and a number of equity swap arrangements pursuant to which we have the right to call for physical settlement of a further 92,771,889 Unión Fenosa shares, representing 10.15% of the voting share capital of Unión Fenosa. For a description of our share purchase agreement with Caja Navarra and these equity swap arrangements, see Note 2.2 e) to our audited consolidated annual accounts as of and for the year ended 31 December 2008 and “—Our Acquisitions of Unión Fenosa Shares” below.

Takeover offer for Unión Fenosa. Any person who obtains control of a Spanish listed company, such as Unión Fenosa, is required to formulate a mandatory takeover offer for the listed company on the terms stipulated in the Spanish takeover regulations. Control for these purposes is defined as a person attaining, directly or indirectly, 30% or more of the voting rights in the capital of the listed company. Accordingly, following our acquisition of the balance of the ACS Stake on 3 March 2009, we were required to make a mandatory takeover offer for all of the Unión Fenosa shares not held by us at a price of €18.05 per share, being the initial purchase price of €18.33 per share agreed with the ACS Group, net of a dividend of €0.28 per share paid by Unión Fenosa on 2 January 2009.

Under Spanish takeover regulations, our voting rights in respect of our shareholding in Unión Fenosa are limited to 30.0% (less one share) until such time as the offer document in respect of the Offer is approved by the CNMV (the “Offer Document”). The Offer Document was presented to the CNMV for approval on 3 March 2009. As of the date of this offering memorandum, we are limited to nominating four of the 20 directors on the board of directors of Unión Fenosa. On 4 March 2009, following our acquisition of the balance of the ACS Stake, we appointed four directors to the Unión Fenosa board of directors: Salvador Gabarró, our Chairman, Rafael Villaseca, our Chief Executive Officer, Francisco Reynés, one of our directors and the Managing Director of one of our principal shareholders, Criteria CaixaCorp, and Fernando Ramírez, one of our directors and the

Executive Director Finance and Corporate Services of Repsol YPF, one of our principal shareholders. We expect to nominate five additional directors, of a total of 20, to the Unión Fenosa board between the approval of the Offer Document by the CNMV and the settlement of the Offer, following which, we expect to nominate a majority of the board of directors to reflect our controlling shareholding.

We have not had access to Unión Fenosa’s accounting records, and we do not anticipate having access to such records until after settlement of the Offer. All information relating to Unión Fenosa presented in this offering memorandum, including, but not limited to, Unión Fenosa financial, non-financial and operating data, has been extracted exclusively from publicly available information, including information available on Unión Fenosa’s website (www.unionfenosa.com) and publicly filed by Unión Fenosa with the CNMV. We were not involved in the preparation of such information and cannot, therefore, confirm its accuracy, completeness or veracity. Investors are cautioned that such information may contain errors and does not purport to be complete. See “Presentation of Financial and Other Information of Unión Fenosa”.

The Unión Fenosa Group

Unión Fenosa is a Spanish integrated global energy company listed on the Spanish stock exchanges and included within the ‘Ibex-35’ index of the 35 largest companies in Spain by market capitalisation. Its principal activity is electricity generation, distribution and supply, which is complemented by substantial operations in the natural gas market. According to the latest information published by the Unión Fenosa Group, the group carries on operations in Spain, Portugal and the Republic of Moldova in Europe; Colombia, Costa Rica, Dominican Republic, Guatemala, Mexico, Nicaragua and Panama in Latin America; South Africa, Kenya and Egypt in Africa; Oman in the Middle East and Australia.

According to its audited consolidated annual accounts as of and for the year ended 31 December 2008, the Unión Fenosa Group reported total revenues of €7,189 million, profit from operations of €1,675 million and profit for the year of €1,270 million, generated by total net equity (total assets less total liabilities) of €6,513 million as of 31 December 2008.

On 26 February 2009, Fitch Ratings removed Unión Fenosa’s short-term credit rating (affirmed at F2) from “Rating Watch Negative”, while its long-term credit rating (affirmed at A-) remained on “Rating Watch Negative”. On 2 March 2009, Moody’s downgraded the long-term credit rating of Unión Fenosa to Baa1 from A3 and kept the rating on review for possible downgrade.

See the Unión Fenosa Audited Consolidated Annual Accounts included elsewhere in this offering memorandum for further information relating to Unión Fenosa and see “Presentation of Financial and Other Information of Unión Fenosa”.

Unaudited Consolidated Pro Forma Financial Information

We have included the Unaudited Consolidated Pro Forma Financial Information to illustrate, on a pro forma basis, how our consolidated balance sheet at 31 December 2008 and our consolidated income statement for the year ended 31 December 2008 might have been affected by our acquisition of the entire share capital of Unión Fenosa, assuming that such acquisition had been completed on:

•	31 December 2008, for the purpose of presenting our unaudited consolidated pro forma balance sheet information as of 31 December 2008; and

•	1 January 2008, for the purpose of presenting our unaudited consolidated pro forma income statement information for the year ended 31 December 2008.

See the Unaudited Pro Forma Financial information, together with the notes thereto, included elsewhere in this offering memorandum.

Our Acquisitions of Unión Fenosa Shares

The following table presents a summary of the number of Unión Fenosa shares we (i) have acquired or agreed to acquire pursuant to a share purchase agreement, or (ii) have the right to call for physical settlement pursuant to an equity swap arrangement, the percentage of the share capital of Unión Fenosa represented by such shares, the date of acquisition, the price per share, the aggregate purchase consideration and the amount paid by us in respect of each such acquisition, in each case as of the date of this offering memorandum.

Counterparty	Number of Unión Fenosa shares		Percentage of entire share capital	Date of acquisition	Purchase price		Aggregate purchase consideration(1)	Amount paid
Share purchase agreements
ACS Group	91,403,796		9.99%	06/08/2008	€18.33	(2)	€1,675,431,580.68	€1,675,431,580.68
ACS Group	322,704,219		35.31%	03/03/2009	€18.05		€5,824,811,152.95	€5,824,811,152.95
Caixanova	43,106,409		4.72%	12/12/2008	€18.00	(2)	€775,915,362.00	€350,000,000.00
Caja Navarra	2,721,000	(3)	0.30%	Pending	€17.72		€48,216.120.00	—

Equity swap arrangements
UBS	47,070,000	(4)	5.15%	Pending	€17.62	(5)	€829,373,400.00	—
ING Belgium	27,421,139	(4)	3.00%	Pending	€16.93		€464,249,026.13	—
SocGen Spain	11,395,623	(4)	1.25%	Pending	€17.13		€195,163,718.62	—
SocGen Spain	6,885,127	(4)	0.75%	Pending	€17.59		€121,119,212.73	—

	552,707,313	(6)	60.47%				€9,934,279,573.11	€7,850,242,733.63

Notes:

(1)	The aggregate purchase consideration for our equity swap arrangements has been calculated using the purchase price under such arrangements, without rounding. Accordingly, any discrepancy between the aggregate purchase consideration and the product of the purchase price stated (rounded to two decimal places) and the number of Unión Fenosa shares subject to the swap is attributable to rounding.

(2)	On 2 January 2009, we received a dividend of €0.28 per share from Unión Fenosa in respect of these shares.

(3)	Transfer of the shares and payment will take place on the third exchange business day following the settlement of the Offer pursuant to the terms of the share purchase agreement.

(4)	We have the right to call for physical delivery of these shares but, as of the date of this offering memorandum, we have not yet acquired them. We anticipate that they will be acquired after the end of the acceptance period of the Offer (see “—Our Takeover Offer for Unión Fenosa” below).

(5)	Our equity swap arrangement with UBS established a base price of €17.57 per Unión Fenosa share with an additional amount varying according to the settlement date of the Offer. On the basis of the earliest anticipated settlement date for the Offer, the additional amount payable would be €2,353,500.00, resulting in a price per Unión Fenosa share under the swap of €17.62. Any settlement date thereafter would result in a smaller additional amount payable.

(6)	In April 2008, we acquired 100 Unión Fenosa shares, which were converted into 300 shares following a 3-for-1 stock split on 14 July 2008. The cost of acquisition of these shares was €4,335.00 (or €14.45 per share, taking into account the effect of the stock split).

Our average purchase price per share, excluding the effect of the dividend paid by Unión Fenosa on 2 January 2009, for the above acquisitions was €17.97 per share.

Share purchase agreement with Caja Navarra

On 24 September 2008, we entered into a share purchase agreement with Caja Navarra for the acquisition of 2,721,000 Unión Fenosa shares, representing 0.30% of its voting share capital, held by Caja Navarra. The transfer of the shares and payment will take place on the third exchange business day following the settlement of the Offer pursuant to the terms of such agreement.

Equity swap arrangements

We have entered into certain equity swap arrangements in respect of 92,771,889 Unión Fenosa shares, representing 10.15% of its voting share capital, pursuant to which we can elect for either settlement in cash or physical settlement via the delivery to us of the underlying Unión Fenosa shares. Below we have set forth certain details regarding the termination and settlement provisions of each swap.

•

Equity swap with UBS. Our equity swap arrangement with UBS dated 14 August 2008 in respect of 47,070,000 Unión Fenosa shares (representing 5.15% of its voting share capital) terminates on 30 April 2009 and, if we require physical settlement on such date, we must provide at least three exchange business days’ notice. We may, however, elect for early termination of the swap, specifying either cash or physical settlement, by giving no less than five exchange business days’ notice of the early termination date.

•

Equity swap with ING Belgium. Our equity swap arrangement with ING Belgium dated 24 September 2008 in respect of 27,421,139 Unión Fenosa shares (representing 3.00% of its voting share capital) terminates on 30 April 2009 and, if we require physical settlement on such date, we must provide at least three exchange business days’ notice. We may, however, elect for early termination of the swap, specifying either cash or physical settlement, by giving no less than five exchange business days’ notice of the early termination date.

•	Equity swap arrangements with SocGen Spain. We have entered into two equity swap arrangements with SocGen Spain:

•

Our equity swap arrangement with SocGen Spain dated 3 November 2008 (and amended on 24 December 2008) in respect of 11,395,623 Unión Fenosa shares (representing 1.25% of its voting share capital) terminates on 30 April 2009 and, if we require physical settlement on such date, we must provide notice by no later than 23 March 2009. We may, however, elect for early termination of the swap, specifying either cash or physical settlement, by giving notice on or prior to 23 March 2009, in which case the swap will be settled on the third exchange business day following the date of such notice.

•

Our equity swap arrangement with SocGen Spain dated 14 January 2009 (and amended on 29 January 2009) in respect of 6,885,127 Unión Fenosa shares (representing 0.75% of its voting share capital) terminates on 29 May 2009 and, if we require physical settlement on such date, we must provide notice by no later than 22 April 2009. We may, however, elect for early termination of the swap, specifying either cash or physical settlement, by giving notice on or prior to 22 April 2009, in which case the swap will be settled on the third exchange business day following the date of such notice.

All of the equity swap arrangements provide that, during the life of the swap, all of the voting rights attaching to the Unión Fenosa shares underlying the swap reside with the respective swap counterparties. Accordingly, unless and until we elect for physical settlement and receive delivery of the underlying shares, we will not be able to exercise the voting rights attaching to such shares, directly or via instruction to the swap counterparty.

Taking into account the economic terms of the equity swap arrangements, our intention is to elect for physical settlement of the swaps to take place after the end of the acceptance period for the Offer.

Our Takeover Offer for Unión Fenosa

As discussed above, we have formulated a mandatory takeover offer for all of the shares of Unión Fenosa not already owned by us at a price per share of €18.05, which we refer to in this offering memorandum as the “Offer”. The Offer Document was presented to the CNMV for approval on 3 March 2009.

No acceptance condition

Pursuant to Spanish takeover regulations, mandatory public takeover offers cannot be made conditional upon a minimum level of acceptances, and accordingly there can be no certainty as to the proportion of Unión Fenosa’s voting share capital that will be controlled by us following completion of the Offer. If third parties continue to hold Unión Fenosa shares following settlement of the Offer, the existence of these minority interests in Unión Fenosa could limit our ability to assert full control over the Unión Fenosa Group and, for example, impede our intended delisting of Unión Fenosa from the Spanish stock exchanges. See “Risk Factors—Risks Relating to our Takeover Offer for, and our Intended Integration of, Unión Fenosa—The existence of minority interests in Unión Fenosa following the Offer could limit our ability to assert effective control over the Unión Fenosa Group and “—Possible merger between Gas Natural SDG and Unión Fenosa—Delisting” below.

‘Buy-out’ and ‘sell-out’ procedures

Under Spanish takeover regulations, if certain conditions are satisfied, an offeror may elect to implement a ‘buy-out’ procedure to acquire 100% of the issued shares of the target company and dissenting shareholders similarly have the right to ‘sell-out’ to the offeror, in each case at the offer price. Such ‘buy-out’ and ‘sell-out’ rights are only available, however, if:

•	on settlement of the Offer, the offeror holds at least 90% of the voting share capital of the target company; and

•	the offeror has received acceptances in respect of at least 90% of the shares the subject of the takeover offer.

If both conditions are satisfied, the ‘buy-out’ and ‘sell-out’ rights must be exercised during the three months following settlement of the takeover offer.

Sources of Funds

Cost of our acquisition of Unión Fenosa

Assuming full acceptance of the Offer (excluding the Unión Fenosa shares referred to in (i) and (ii) below), the total cost of our acquisition of Unión Fenosa (excluding transaction costs) would be €16,456 million, of which we have already paid €7,850 million as of the date of this offering memorandum, as described under “—Our Acquisitions of Unión Fenosa Shares” above. The balance of €8,606 million corresponds to (i) the amount payable under our share purchase agreement with Caja Navarra (€48 million), (ii) the deferred consideration in respect of the Caixanova Stake (€426 million), (iii) the amount that would be payable under the equity swap arrangements referred to above were we to elect for their physical settlement, as is our current intention (€1,610 million), and (iv) the consideration we would pay under the Offer assuming full acceptance, excluding the Unión Fenosa shares referred to in (i) and (iii) above (€6,522 million).

Credit rating

Our intention is to maintain a solid and flexible financing structure and, in particular, to retain a consolidated long-term credit rating of at least BBB (stable) from Standard & Poor’s and Baa2 (stable) from Moody’s, in line with other companies in the international energy sector.

In this regard, our majority shareholders, Criteria CaixaCorp and Repsol YPF, have publicly expressed a commitment to make equity contributions to our Company, subject to a cap of €1,903 million and €1,600 million, respectively, within the three months following settlement of the Offer in the amount and form necessary to ensure that we maintain a consolidated long-term credit rating of at least BBB (stable) from Standard & Poor’s and Baa2 (stable) from Moody’s immediately following settlement of the Offer. For the purpose of the rights offering, our majority shareholders on 9 March 2009 executed commitment letters whereby they irrevocably committed to exercise in full the preferential subscription rights granted to them and we anticipate that the new shares not subscribed by them will be taken up by our other shareholders or new institutional investors and, failing that, by the managers. Criteria CaixaCorp and Repsol YPF’s commitments to make equity contributions to our Company as described above will terminate upon the full subscription for, and settlement of, the capital increase.

As the underwriting commitments are, however, subject to certain conditions and termination events (see “Plan of Distribution—Underwriting Agreement”), we may, following an incomplete subscription of the rights offering, be required to seek further equity contributions from our majority shareholders during the discretionary allocation period or following completion of the rights offering. As the commitments of Criteria CaixaCorp and Repsol YPF are capped, there can be no assurance that their equity contributions will be sufficient to prevent a downgrade by one or more of the rating agencies.

The table below presents our credit ratings for short- and long-term debt as of the date of this offering memorandum.

	Long-term	Short-term
Moody’s(1)	Baa1	P-2
Standard & Poor’s(2)	BBB+	A-2
Fitch Ratings(3)	A-	F2

Notes:

(1)	On 2 March 2009, Moody’s downgraded the long-term credit rating of our subsidiaries Gas Natural Finance B.V. and Gas Natural Capital Markets, S.A. to Baa1 from A3, and kept the ratings on review for possible downgrade. The Prime-2 short-term rating of these subsidiaries remained unchanged.

(2)	On 20 February 2009, Standard & Poor’s downgraded our long-term and short-term credit ratings to BBB+ and A-2 from A and A-1, respectively, maintaining our credit ratings on “creditwatch with negative implications”.

(3)	On 26 February 2009, Fitch Ratings downgraded our long-term and short-term credit ratings from A and F1 to A- and F2, respectively, and removed our short-term credit rating from “Rating Watch Negative”. Our long-term credit rating remains on “Rating Watch Negative”.

Acquisition Facilities

We are relying exclusively on bank debt to fund our acquisition of Unión Fenosa shares and the Offer. On 7 August 2008, we (as borrower) entered into the Acquisition Facilities Agreement. The financing under the Acquisition Facilities Agreement, as amended, comprises the following term loan tranches in the aggregate commitments, maturities and aggregate amounts drawn (as of the date of this offering memorandum) shown in the table below.

Tranche	Aggregate commitments(1)	Maturity		Aggregate amount drawn
	(in €)			(in €)
A1(2)	5,940,000,000.00	6 February 2010		5,940,000,000.00
A2(2)	5,940,000,000.00	6 February 2010	(3)	1,910,241,152.95	(4)
B	3,500,000,000.00	7 August 2011		—	(4)
C1(2)	1,780,000,000.00	7 August 2013		—	(4)
C2(5)	800,000,000.00	7 August 2013		—
D1(5)	98,901,098.90	6 February 2010		—
D2(5)	98,901,098.90	6 February 2010	(3)	—
D3(5)	57,692,307.69	7 August 2011		—
D4(5)	31,318,681.32	7 August 2013		—
D5(5)	13,186,813.19	7 August 2013		—

Total	18,260,000,000.00			7,850,241,152.95

Notes:

(1)	Reflects the aggregate principal amount presently available for drawdown following the cancellations of commitments described in notes 2 and 4 below.

(2)	On 24 December 2008, we voluntarily cancelled €240 million of the commitments under the Acquisition Facilities. €60 million was cancelled under each of Tranches A1 and A2 and a further €120 million was cancelled under Tranche C1.

(3)	We may elect to extend the term of Tranches A2 and D2, subject to certain conditions, such that those tranches terminate on 7 February 2011. As of the date of this offering memorandum, we have reached no decision regarding the possible extension of the terms of Tranches A2 and D2. If we were to elect to extend such terms, the margin for each tranche would increase by 0.10% pursuant to the terms of the Acquisition Facilities Agreement (see “—Interest—Margins” below).

(4)	We have drawn an additional aggregate amount of €8,245,659,734.70 under these tranches by way of guarantees (avales) in respect of the Offer consideration. As required by Spanish takeover regulations, we have posted these guarantees with the CNMV, which will release them following confirmation of settlement of the Offer. The granting of these guarantees requires us to pay a guarantee fee but does not involve interest or margin payments under the Acquisition Facilities.

(5)	On 3 November 2008, we voluntarily cancelled €500 million of the commitments under Tranche C2, reducing the original commitments from €1,600 million to €1,100 million. On 12 December 2008, further commitments of €300 million were transferred from Tranche C2 to five new tranches—Tranches D1 to D5—pursuant to an amendment to the Acquisition Facilities Agreement.

Tranches A1 and A2 of the Acquisition Facilities have been used to fund our acquisition of the ACS Stake and our initial payment for the Caixanova Stake and Tranches A2, B and C1 have been used for the issue of the guarantees (avales) required to be posted with the CNMV under Spanish takeover regulations. All of the tranches of the Acquisition Facilities, other than Tranche C2 and the D Tranches, will also be used (i) to fund the acquisition of the Unión Fenosa shares pursuant to our share purchase agreement with Caja Navarra and to settle the equity swap arrangements referred to above, (ii) to fund the acquisition of Unión Fenosa shares tendered in the Offer, and (iii) subject to a cap of €700 million, to refinance certain existing debt of the Gas Natural Group. Tranche C2 and the D Tranches may only be used to refinance certain existing debt of the Unión Fenosa Group up to the aggregate principal amount of those tranches of €1,100 million.

For the purposes of the Acquisition Facilities, the “Borrower Group” means Gas Natural SDG and those other entities within our Group in respect of which Gas Natural SDG exercises control, directly or indirectly, or in which it holds, directly or indirectly, more than 50% of the voting share capital. The restrictions and obligations set forth in the Acquisitions Facilities generally apply to members of the Borrower Group and the financial covenants are generally tested by reference to the Borrower Group. Although we hold more than half of the share capital of Unión Fenosa as of the date of this offering memorandum, because of the restriction imposed on our voting rights by the Spanish takeover regulations, Unión Fenosa and those of its subsidiaries in which we indirectly hold more than 50% of the share capital will not form part of the Borrower Group until the Spanish securities market regulator (Comisión Nacional del Mercado de Valores or “CNMV”) approves the Offer Document.

Lenders

As is customary for bank financings, the composition of the syndicate of lenders has altered from the initial syndicate with whom we entered into the Acquisition Facilities Agreement, and the current composition may change further still following the date of this offering memorandum. The following table sets forth the members of the syndicate as of the date of this offering memorandum and their respective aggregate commitment under the Acquisition Facilities.

Lender	Aggregate commitments
(in €)

Original Lenders

Banco Santander, S.A.	1,605,758,545.72

Barclays Bank PLC	1,605,758,545.72

BNP Paribas, Sucursal en España	1,605,758,545.72

Citibank, N.A., Sucursal en España	1,605,758,545.72

ING Belgium, S.A., Sucursal en España	1,605,758,545.72

Société Générale	1,605,758,545.72

The Royal Bank of Scotland plc	1,605,758,545.72

UBS Limited	1,605,758,545.72

Caja de Ahorros y Monte de Piedad de Madrid	1,566,593,703.10

Caixa d’Estalvis i Pensions de Barcelona	1,000,000,000.09

Other Lenders

Instituto de Crédito Oficial (ICO)	394,514,285.72

Banco de Sabadell, S.A.	377,509,359.61

Intesa Sanpaolo S.p.A., Sucursal en España	739,714,285.72

JPMorgan Chase Bank N.A., Sucursal en España	739,714,285.72

Banco Popular Español, S.A.	197,257,142.84

Banco Bilbao Vizcaya Argentaria, S.A.	98,628,571.44

Caixa de Aforros de Vigo, Ourense y Pontevedra.	200,000,000.00

Mediobanca, Banca di Credito Finanziario, S.p.A., Sucursal en España.	100,000,000.00

Total	18,260,000,000.00

Mandatory prepayment

The Acquisition Facilities Agreement requires the mandatory prepayment of the Acquisition Facilities, in whole or in part, in the following circumstances:

•

Sales of assets, businesses or shares. The net proceeds received by any member of the Borrower Group in respect of any disposal of assets, businesses or shares must be applied in prepayment of tranche A1 and tranche A2, in that order and, in each case, until fully repaid. Once we have prepaid an amount equal to €3,000 million or such tranches have been repaid and cancelled in full, whichever is the earlier, such mandatory prepayment obligation will cease to apply. Proceeds from divestments of Unión Fenosa shares, however, are subject to mandatory prepayment at all times during the life of the Acquisition Facilities. For a discussion of certain of our intended disposals of assets and businesses, see “—Debt servicing” and “—Competition Approvals and Divestitures—Spain-National Competition Commission”.

•

Funding event. If any member of the Borrower Group receives proceeds from any public issue, public offering or private placement of any equity, debt or convertible securities (including hybrid securities, bonds, notes, debentures and loan stock, among others) for cash consideration (in whole or in part), or raises finance through any loan, acceptance credit, note purchasing facility or other raising of financial indebtedness, the net proceeds thereof must be applied:

•	first, in mandatory prepayment of Tranches A1 and D1, pro rata;

•	second, in mandatory prepayment of Tranches A2 and D2, pro rata;

•	third, in mandatory prepayment of Tranches B and D3, pro rata;

•	fourth, in mandatory prepayment of Tranches C1 and D4, pro rata; and

•	finally, in mandatory prepayment of Tranches C2 and D5, pro rata.

Certain exceptions have been agreed to this mandatory prepayment obligation, including:

•	financial indebtedness of members of the Borrower Group incorporated in Central and South America (up to a maximum of €1,300 million);

•	financial indebtedness of the Unión Fenosa Group up to an amount not exceeding the aggregate financial indebtedness of the Unión Fenosa Group on the date on which the CNMV approved the Offer Document;

•

financial indebtedness of special purpose vehicles (“SPVs”) in project finance transactions, subject to certain conditions (including that such indebtedness is without recourse to members of the Borrower Group not directly involved in the relevant project);

•	financial indebtedness incurred in refinancing the financial indebtedness of the Borrower Group; and

•

financial indebtedness incurred up to a maximum aggregate amount of €2,000 million until Tranches A1 and A2 have been repaid and cancelled in full, and €5,000 million thereafter. For this purpose, where assets are disposed of by a member of the Borrower Group in a sale and leaseback transaction, the €2,000 million or €5,000 million thresholds are reduced by the amount raised or the cost of such asset.

Notwithstanding the foregoing exceptions, until all amounts outstanding under Tranches A1 and A2 have been repaid in full, all net proceeds from any issue of debt instruments in the debt capital markets must be applied in mandatory prepayment, as described above, save only for debt instruments issued for the purposes specified in the Acquisition Facilities Agreement by SPVs without recourse to Gas Natural SDG.

•

Illegality. If it becomes unlawful for any lender in any jurisdiction to perform its obligations under the Acquisition Facilities Agreement or to fund or maintain its commitment thereunder, we are required to repay or prepay all amounts outstanding attributable to that lender and to cancel any available commitments of that lender.

•

Change of control. If any person or group of persons acting in concert gains control of Gas Natural SDG, the total amount outstanding under the Acquisition Facilities must be repaid in full. Control is defined as the acquisition of the right to exercise more than 50% of the voting rights exercisable at our general shareholders’ meeting or the power to direct our management and policies, whether through the ownership of voting rights, by contract or otherwise.

Interest

Interest rates. The annual interest rate payable by us under each tranche of the Acquisition Facilities is equal to the sum of (i) the EURIBOR rate applicable to the interest period in question, (ii) an agreed margin (see “—Margins” below), and (iii) a percentage, determined by ”la Caixa”, as facility agent, to take account of mandatory costs assumed by the lenders for the purposes of complying with certain regulatory requirements of banking supervisory bodies, such as the European Central Bank and the Bank of England.

Margins. The following table presents the margin ranges applicable to each of the tranches under the Acquisition Facilities and the margins currently applicable.

	Margins
Tranche	Low	High	Current margin
Tranche A1	1.05%	2.25%	1.50%
Tranche A2(1)	1.05%	2.25%	1.50%
Tranche B	1.20%	2.75%	1.75%
Tranche C1	1.30%	3.00%	1.95%
Tranche C2	1.30%	3.00%	1.95%
Tranche D1	1.05%	2.25%	1.50%
Tranche D2(1)	1.05%	2.25%	1.50%
Tranche D3	1.20%	2.75%	1.75%
Tranche D4	1.30%	3.00%	1.95%
Tranche D5	1.30%	3.00%	1.95%

Note:

(1)	As described above, the margins applicable to Tranches A2 and D2 would be increased by 0.10% in the event that we elect to extend the term of those tranches. In such circumstances, if the margin payable at the time of such extension were to be the maximum of 2.25% it would also increase by 0.10% to 2.35%.

The margins currently applicable under the Acquisition Facilities are based on an attributed long-term credit rating of BBB (stable) from Standard & Poor’s and Baa2 (stable) from Moody’s. As explained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Ratings”, the long-term credit ratings assigned to us by these agencies are currently higher than the attributed ratings. From 1 July 2009 onwards, the margin for each tranche will be adjusted, upwards or downwards, to reflect the actual long-term credit rating awarded by each rating agency from time to time. Until 30 June 2009, the margin for each tranche may be adjusted upwards, with retroactive effect from the settlement date of the Offer, if the long-term credit rating assigned to Gas Natural SDG falls below BBB (stable) or Baa2 (stable). No downwards adjustment to the margins is permitted until 1 July 2009.

Furthermore, the total costs under the Acquisition Facilities may be increased, pursuant to a ‘market flex’ provision, up to certain agreed limits by the mandated lead arrangers if they consider it advisable in order to enhance the prospects of a successful syndication. The market flex may be exercised until the earlier of (i) the date on which the commitment of each mandated lead arranger in the Acquisition Facilities does not exceed €1,000 million, (ii) the date on which the mandated lead arrangers notify Gas Natural that general syndication of the Acquisition Facilities is completed, and (iii) the date falling four months after settlement of the Offer.

Events of default

The Acquisition Facilities Agreement contains customary events of default for syndicated financings of this type, including (i) non-payment, (ii) breach of other obligations, (iii) misrepresentation, (iv) cross-default, (v) insolvency and analogous events (vi) cessation of business, (vii) illegality, (viii) litigation and (ix) material adverse change.

In addition, the Acquisition Facilities Agreement provides that, if on the date falling three months after the settlement date for the Offer, our consolidated long-term credit rating published by Moody’s or Standard & Poor’s is lower than Baa2 or BBB, respectively, and we have not received, by way of subscription for new shares in our capital, an amount of at least €3,500 million, it will constitute an event of default. In this regard, our majority shareholders, Criteria CaixaCorp and Repsol YPF, have publicly expressed a commitment to make equity contributions to our Company, subject to a cap of €1,903 million and €1,600 million, respectively, within such three-month period in the amount and form necessary to ensure that we maintain a consolidated long-term credit rating of at least BBB (stable) from Standard & Poor’s and Baa2 (stable) from Moody’s immediately following settlement of the Offer. For the purpose of the rights offering, our majority shareholders on 9 March 2009 executed commitment letters whereby they irrevocably committed to exercise in full the preferential subscription rights granted to them and we anticipate that the new shares not subscribed by them will be taken up by our other shareholders or new institutional investors and, failing that, by the managers. Criteria CaixaCorp and Repsol YPF’s commitments to make equity contributions to our Company as described above will terminate upon the full subscription for, and settlement of, the capital increase.

As the underwriting commitments are, however, subject to certain conditions and termination events (see “Plan of Distribution—Underwriting Agreement”), we may, following an incomplete subscription of the rights offering, be required to seek further equity contributions from our majority shareholders during the discretionary allocation period or following completion of the rights offering. As the commitments of Criteria CaixaCorp and Repsol YPF are capped, there can be no assurance that their equity contributions will be sufficient to prevent a downgrade by one or more of the rating agencies.

For information on our credit ratings as of the date of this offering memorandum, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Ratings”.

Guarantees and security

We have not granted any guarantees or security interests to the lenders under the Acquisition Facilities.

Covenants

General covenants. The Acquisition Facilities Agreement contains customary non-financial covenants for syndicated financings of this type, including (i) restrictions on the incurrence of financial indebtedness, (ii) restrictions on disposals, (iii) restrictions on the creation or maintenance of guarantees and other security interests, (iv) restrictions on group restructurings and reorganisations and (v) restrictions on acquisitions, in each case subject to certain agreed exceptions. In addition, we have agreed to certain restrictions in relation to the Offer, including that we will not increase the price or change the terms of the Offer without the consent of the original mandated lead arrangers.

Financial covenants. The Acquisition Facilities Agreement contains the following financial covenants, which are tested for each measurement period. Based on our current financial periods, the interest cover and leverage ratios will be calculated as of each 30 June and 31 December for the twelve-month periods then ended and the first measurement period will be the six months ended 31 December 2009.

•	Interest cover. The ratio of consolidated EBITDA to consolidated net interest must, for each measurement period, be no less than the ratio set out in the table below.

Measurement period ending	Ratio
31 December 2009	2.75
30 June 2010	2.75
31 December 2010 and thereafter	3.50

In broad terms, this financial covenant seeks to control the relationship between the net operating profit of our Group (with certain exclusions and adjustments) and all interest and other financing charges (whether, in each case, paid, payable or capitalised) incurred by our Group during a measurement period.

•	Leverage. The ratio of consolidated total net borrowings to consolidated EBITDA must, for each measurement period, not exceed the ratio set out in the table below.

Measurement period ending	Ratio
31 December 2009	5.25
30 June 2010	4.85
31 December 2010	4.50
30 June 2011 and thereafter	4.00

In broad terms, this financial covenant seeks to control the relationship between the financial indebtedness of our Group (with certain exclusions and net of our consolidated cash and cash equivalents) and the net operating profit of our Group (with certain exclusions and adjustments).

•

Total assets of Gas Natural SDG. On the date falling twelve months after the date on which we acquired control of Unión Fenosa, which will be the anniversary of receipt of CNMV approval of the Offer, the non-consolidated assets of Gas Natural SDG, excluding Unión Fenosa shares, any assets acquired since 7 August 2008 and certain other assets identified in the Acquisition Facilities Agreement, must be no less than €11,000 million.

•

Net Group Debt. The net group debt—broadly, the financial indebtedness of our Group (with certain exclusions) less our consolidated cash and cash equivalents—must not exceed €30,000 million at any time prior to 31 December 2009.

Debt servicing

We intend to service the payment of interest and the repayment of principal under the Acquisition Facilities using the net proceeds of the rights offering, the net proceeds from the sale of certain assets and other sources of funds.

Rights offering

We estimate that the net proceeds to be received by us from the rights offering to be approximately €3,401 million, after deducting €60 million for underwriting and management commissions and €40.5 million for the estimated expenses (including approximately €35 million of Spanish taxes) of the rights offering. All of the net proceeds will be applied in mandatory prepayment of the Acquisition Facilities.

Disposals of assets

As described below under “—Competition Approvals and Divestitures—Spain-National Competition Commission”, on 11 February 2009, the CNC approved our acquisition of the ACS Stake subject to certain undertakings presented by us and accepted by the CNC. Following completion of our acquisition of Unión

Fenosa, we intend to effect disposals with a view to realising gross proceeds of approximately €3,000 million (including the disposals necessary to comply with the undertakings given to the CNC) over the course of 2009 and, failing which, 2010. However, as the gross proceeds we receive from any sales will be dependent on prevailing market conditions, competition among buyers for such assets and other factors, many of which will be beyond our control, we can give no assurance regarding the amount of any sale proceeds or that such proceeds will equal or exceed what we estimate to be the fair market value of such assets.

We are required to apply net proceeds from divestments in mandatory prepayment of Tranches A1 and A2 of the Acquisition Facilities until we have prepaid an amount equal to €3,000 million or such tranches have been repaid in full, whichever is the earlier. Once we have prepaid such amount, the mandatory prepayment obligation will cease to apply to dispositions of assets, businesses and shares (other than Unión Fenosa shares) by the Borrower Group. We may, however, elect to make voluntary prepayments using all or part of the net proceeds from further disposals without incurring any prepayment penalties under the Acquisition Facilities.

Cash and cash equivalents

We may from time to time use a portion of our cash reserves to service interest payments under the Acquisition Facilities. As of 31 December 2008, we had cash and cash equivalents (including term deposits) of €461 million.

Other sources

To the extent that the above sources are insufficient to repay all amounts outstanding under the Acquisition Facilities, we may seek alternative sources of funding to refinance the Acquisition Facilities. These sources may include: (i) alternative syndicated or bilateral bank financing (subject to the limits imposed by the Acquisition Facilities Agreement), (ii) utilisation of our existing credit facilities (as of 31 December 2008, the amount available under these facilities totalled €1,358 million), (iii) the issue of debt securities in the capital markets (for example, an issue of notes under our €8,000 million Euro Medium Term Note Programme or our €1,000 million Euro Commercial Paper Programme (each of which is described in Note 15 to our audited consolidated annual accounts as of and for the year ended 31 December 2008)), and (iv) other financing methods available in the market, such as convertible instruments.

Competition Approvals and Divestitures

European Union—European Commission

Our acquisition of Unión Fenosa is not subject to notification to the European Commission as it does not have a ‘community dimension’, as defined in Articles 1.2 and 1.3 of Regulation 139/2004/EC of 20 January 2004.

Spain—National Competition Commission

On 11 February 2009, the CNC authorised our acquisition of Unión Fenosa subject to certain undertakings presented by us and accepted by the CNC. On 17 February 2009, the Spanish Ministry for Economy and Taxation resolved not to refer the matter to the Spanish Council of Ministers and the authorisation from the CNC therefore became definitive and binding on that date. Pursuant to these undertakings, we have agreed that, within a limited timeframe, we will dispose of:

•	600,000 gas distribution connection points (equivalent to approximately 9% of the national total, according to the CNC) through the sale of complete gas distribution networks in Spain;

•	our portfolio of customers—residential-commercial and small- and medium-sized companies—associated with such gas distribution connection points;

•	2,000 MW of installed capacity of combined cycle technology; and

•	our participation in Enagás, which, as of the date of this offering memorandum, represents 5.0% of its share capital.

We have also undertaken to the CNC that we will ensure that Unión Fenosa Gas Comercializadora, S.A. will continue to operate autonomously with regard to the supply of gas to third parties in Spain.

Furthermore, we have agreed that, for as long as Repsol YPF, one of our principal shareholders, owns at least 15% of our voting share capital, we will reduce the ties between the Unión Fenosa Group and Compañía Española de Petroleos, S.A. (“Cepsa”), which competes with Repsol YPF in the oil market. In this regard, within one month of our acquiring effective control of Unión Fenosa, we will procure the resignation of the relevant director appointed by Unión Fenosa to the board of directors of Cepsa. In addition, we have agreed that, for as long as Repsol YPF’s interest in our Company exceeds 15% of our voting share capital, we will:

•	refrain from exercising our right to appoint directors to the board of directors of Cepsa;

•	refrain from soliciting confidential commercial- or industry-related information from Cepsa in our capacity as shareholder of the company; and

•

ensure that Repsol YPF, through its participation in Nueva Generadora del Sur, S.A., which is jointly held by Repsol YPF and Unión Fenosa in equal proportions, has no access to confidential commercial- or industry-related information relating to Cepsa’s petrochemical installations in San Roque.

For information on certain risks and uncertainties relating to our intended disposal of gas and electricity assets, as required by the conditions imposed by the CNC, see “Risk Factors—Risks Related to Our Business—We may be unable to divest of assets when required to do so by the Spanish competition authorities, or may be forced to complete these divestitures on unfavourable terms, and we may face increased competition as a result of such divestitures, any of which could have a material adverse impact on the business, prospects, financial condition and results of operations of the Enlarged Group”.

Other jurisdictions

Mexico

On 11 September 2008, we notified the Mexican competition authorities of our proposed acquisition of Unión Fenosa, which was approved, without conditions, on 3 October 2008 (and notified to us on 15 October 2008). The approval, which was granted for an initial period of three months, was extended on 14 January 2009 for a further three-month period, expiring on the 14 April 2009. We anticipate that the Offer will have been completed prior to the expiry date.

South Africa

On 2 October 2008, we notified the South African competition authorities of our proposed acquisition of Unión Fenosa, which was approved, without conditions, on 10 October 2008.

Colombia

On 13 November 2008, we notified the Colombian competition authorities of our proposed acquisition of Unión Fenosa, which was approved, without conditions, on 2 January 2009.

Based on the information made publicly available by Unión Fenosa and, in particular, the information relating to the countries in which it operates, we believe that no further competition filings or approvals are required in connection with our acquisition of Unión Fenosa.

Regulatory Approvals

Spain—National Energy Commission

On 4 September 2008, we consulted the CNE regarding the possible application of the so-called ‘Function 14’ set forth in the Eleventh Additional Provision of the Hydrocarbons Sector Act, which, if applicable, would require CNE approval of our acquisition of Unión Fenosa. The CNE confirmed in its resolution dated 18 September 2008 that ‘Function 14’ did not apply and that our acquisition of Unión Fenosa did not necessitate prior approval by the CNE.

Other jurisdictions

Based on the information made publicly available by Unión Fenosa and, in particular, the information relating to the countries in which it operates, certain aspects of our acquisition of Unión Fenosa are subject to regulatory approval outside of Spain.

Colombia

The indirect acquisition of control of certain subsidiaries of Unión Fenosa in Colombia must be notified to the Colombian energy regulator within 15 days following completion of the Offer. Under Colombian law, the regulator may impose conditions on the administrative authorisations under which those subsidiaries operate in Colombia. The imposition of conditions would not, however, suspend completion of our acquisition of the Colombian subsidiaries. While we are not aware of any circumstances that would, in our view, warrant the imposition of any such conditions, we can provide no assurance in that regard.

As of the date of this offering memorandum, we are unable to accurately quantify the impact such conditions would have on the financial condition or business of the Enlarged Group. While we do not currently expect any such impact to be significant, we can provide no assurance in that regard. To the extent such conditions require us to dispose of assets, we would seek to carry out such disposals by means of an auction process or through such other procedure that we may deem appropriate at that time.

Mexico

Our proposed indirect acquisition of control of certain subsidiaries of Unión Fenosa in Mexico was notified, for informational purposes, to the Mexican Regulatory Commission for Energy (Comisión Reguladora de Energía or “CRE”) on 10 October 2008. We have been advised that no authorisation from the CRE is required under Mexican law.

Based on the information made publicly available by Unión Fenosa and, in particular, the information relating to the countries in which it operates, we believe that no further approvals from, or filings with, any other energy regulator are required in connection with our acquisition of Unión Fenosa.

Other Approvals

Colombia

Unión Fenosa Colombia, S.A., a wholly-owned subsidiary of Unión Fenosa, currently holds 63.8% of the share capital of Empresa de Energía del Pacífico, S.A., ESP (“EPSA”), which, in turn, owns a 86.29% shareholding in Compañía de Electricidad de Tuluá, S.A. ESP (“CETSA”). The ordinary shares of both EPSA and CETSA are registered with the Colombian National Securities and Issuers Registry (Registro Nacional de Valores y Emisores) and listed on the Colombian Stock Exchange (Bolsa de Valores de Colombia).

Under Colombian securities laws, we are required, within three months following our acquisition of control of Unión Fenosa, to formulate separate public takeover offers for EPSA and CETSA in respect of all of their shares not already held by the Enlarged Group at that time. To the extent the offers are not made within such three-month period, our voting rights in EPSA and CETSA would remain suspended until such time as the offers are made.

As of the date of this offering memorandum, we have not had access to financial information that would enable us to carry out a valuation of these companies. However, given that the remaining shares in EPSA and CETSA are predominantly held by various public institutions in Colombia and that minority shareholders account for less than 3% and 1% of the share capital of CETSA and EPSA, respectively, we expect levels of acceptances for our offers to be low and, consequently, we do not believe that these offers would have a significant impact on the financial condition or results of operations of the Enlarged Group. We will seek to obtain an independent valuation of each company for the purposes of calculating the relevant offering price following completion of the Offer.

Ireland

On 7 October 2008, we notified the Irish Financial Services Regulatory Authority of our proposed acquisition of Unión Fenosa, through which (based on information made publicly available by Unión Fenosa) we would acquire an indirect ‘qualifying holding’ in Clover Financial & Treasury Services Ltd., an Irish company subject to financial regulatory supervision. Our acquisition was authorised, without conditions, on 18 November 2008. The authorisation is valid for 12 months.

Based on the information made publicly available by Unión Fenosa and, in particular, the information relating to the countries in which it operates, we believe that no further approvals from, or filings with, any other energy regulator are required in connection with our acquisition of Unión Fenosa.

Possible merger between Gas Natural SDG and Unión Fenosa

Possible merger

Our intention is to achieve the integration of Unión Fenosa and its subsidiaries within our Group to form an international energy group with a significant presence across all stages of the gas and electricity value chains. Full legal and operational integration may entail a statutory merger between the two parent companies and we anticipate that Gas Natural SDG would absorb Unión Fenosa were such a merger to be implemented. As of the date of this offering memorandum, no decision has been taken as to the form that any such merger might take or its timing, although we have initiated certain preparatory steps, and we anticipate that we would seek to implement any such merger as soon as reasonably practicable following completion of the Offer.

In any such merger, we would seek to determine the relevant exchange ratio through the application of consistent valuation criteria, so as to ensure that minority shareholders are not unfairly prejudiced. The price attributed to Unión Fenosa shares through such exchange ratio might differ from, but would in no event exceed, the price paid under the Offer for Unión Fenosa shares.

In accordance with the laws and regulations currently applicable, the relevant exchange ratio must be confirmed by an independent expert appointed by the Mercantile Registry. The fairness of such exchange ratio, from a financial point of view, is the subject matter of two separate valuation reports, prepared by two independent experts, and made available to the shareholders of our Company and Unión Fenosa at the time the respective shareholders’ meetings to approve the merger are convened.

In the event that a merger between the respective parent companies of both groups were to be implemented, the indebtedness of our Group and the Unión Fenosa Group, including the Acquisition Facilities, would be assumed by the surviving entity of the merger.

Delisting

In the event of a statutory merger between the respective parent companies of our Group and the Unión Fenosa Group, Unión Fenosa shareholders will automatically become shareholders of Gas Natural, without the need for a delisting offer, in accordance with article 10 of Royal Decree 1066/2007, to be made.

If we decide not to implement a merger and the Unión Fenosa shares fail to meet adequate dissemination, frequency or trading volume requirements as a result of acceptances of the Offer, we intend to apply to delist Unión Fenosa shares from the Spanish stock exchanges. In such circumstances, we would seek to delist the shares within a period of six months from settlement of the Offer by means of a delisting offer or such other procedure which, in the opinion of the CNMV, is equivalent to a delisting offer to safeguard the legitimate interests of all shareholders affected by the delisting.

As of the date of this offering memorandum, we have not formed a view as to whether, absent a merger, we would seek to delist the Unión Fenosa shares or maintain a listing in the event that such shares continue to meet the applicable dissemination, frequency or trading volume requirements.

Group reorganisation

The operational integration of both groups may require a reorganisation of the Enlarged Group, which may entail mergers, spin-offs and other corporate restructuring procedures involving companies within both groups and which could impact the division of the business and geographic segments described elsewhere in this offering memorandum. While no decision has been taken as of the date of this offering memorandum as to the form that any such reorganisation might take or its timing, we anticipate that we would seek to implement any such reorganisation as soon as reasonably practicable following completion of the Offer.

We would implement any such reorganisation in accordance with the Hydrocarbons Sector Act and the Electricity Sector Act (Law 54/1997, of 27 November 1997), which require companies in the gas and electricity sector to keep regulated and unregulated activities separated in legal terms. Pursuant to these laws, certain operations or transactions in relation to our reorganisation or the transfer of assets may require us to notify, or obtain approval from, the CNE, the Spanish Ministry for Industry, Tourism and Trade or the relevant local government authorities of the Spanish autonomous regions in Spain, as well as regulatory bodies in other jurisdictions.

Anticipated investments and divestments

On 23 October 2007, our Board of Directors approved a strategic plan for the period 2008-2012, anticipating total investments of €12,500 million and total divestments of €500 million over that period. Following our acquisition of Unión Fenosa, however, we anticipate that the strategic plan, and the anticipated investments and divestments, will be revised.

As of the date of this offering memorandum, we anticipate that the Enlarged Group will target investments for the period 2008 to 2012 of approximately €9,000 million, which will principally be destined to the organic growth of the Enlarged Group, and divestments of approximately €3,000 million during 2009 and, failing which, 2010. However, until we assume operational control of the Unión Fenosa Group and our Board of Directors formally approves a new strategic plan, we can provide no firm indication of the strategic objectives that will be established for the Enlarged Group.

See also “Competition Approvals and Divestitures—Spain-National Competition Commission” above.

Change of control

Unión Fenosa has publicly disclosed in the management report relating to its audited consolidated annual accounts as of and for the year ended 31 December 2008 that it is a party to certain contracts with change of control provisions.

Unión Fenosa and Eni jointly own Unión Fenosa Gas, S.A. (“Unión Fenosa Gas”) in equal proportions. According to publicly available information, the shareholders’ agreement entered into between Unión Fenosa and Eni in relation to Unión Fenosa Gas contains a change of control provision that allows the shareholder not affected by the change of control (in this case, Eni) to make an offer, during a limited period following the change of control, for the acquisition of the 50% stake of the other shareholder at a price to be determined by an independent valuation. The shareholder affected by the change of control (Unión Fenosa) may then sell its stake at such price or acquire the 50% shareholding held by the other shareholder at that price plus a premium. We consider Unión Fenosa’s shareholding in Unión Fenosa Gas to be a strategic investment and have no intention to divest of such investment. However, in the event that Eni were to exercise its rights under the shareholders’ agreement and present an offer to acquire the 50% shareholding owned by Unión Fenosa, we anticipate that the board of directors of Unión Fenosa would consider such offer at that time and evaluate whether to sell its 50% stake or acquire Eni’s Stake.

According to publicly available information, the joint venture agreement between Unión Fenosa and Enel in relation to Enel Unión Fenosa Renovables, S.A. (“EUFER”) similarly contains a change of control provision. We have no knowledge of the specific terms of such provision and, while we currently have no intention to sell Unión Fenosa’s 50% shareholding in EUFER, the change of control of Unión Fenosa could potentially result in a forced disposal of such shareholding.

Based on publicly available information, we believe Unión Fenosa is a party to certain other material contracts with change of control provisions, including financing contracts for certain of its CCGT plants and gas supply and infrastructure contracts. As we have not conducted any business or legal due diligence on the non-public records of the Unión Fenosa Group, we have no knowledge of the specific terms of such change of control provisions. Accordingly, until we gain access to such records, we will remain unable to assess the likely effect of any exercise of change of control provisions by contractual counterparties following our acquisition of Unión Fenosa. The exercise of such rights may result in forced sales or forced acquisitions in circumstances in which, and at prices at which, we otherwise would not have sold or acquired.

Although the Acquisition Facilities provide €1,100 million to repay Unión Fenosa Group indebtedness that is accelerated upon a change of control, the Unión Fenosa Group reported current and non-current bank borrowings of €1,368 million and €5,517 million as of 31 December 2008, respectively, and there can be no assurance that the Acquisition Facilities would be adequate to repay all accelerated amounts. If the Acquisition Facilities are insufficient, we would need to seek alternative sources of liquidity to meet Unión Fenosa’s repayment obligations.

Employment agreements or other employment benefit arrangements with Unión Fenosa’s directors, senior management and other Unión Fenosa employees may contain change of control provisions providing for additional compensation to be paid in the event that the employment of these employees is terminated, either by the Enlarged Group or by those employees, following a change of control. According to the registration document filed by Unión Fenosa with the CNMV on 31 July 2008, certain guarantee clauses for 33 members of senior management provide for a severance payment of up to five times the relevant individual’s annual remuneration in the case of a termination of employment following a takeover offer for Unión Fenosa. As we have not had access to the contracts providing for these severance payments, we cannot confirm whether our acquisition of Unión Fenosa would trigger these additional compensation requirements. If our acquisition of control of Unión Fenosa were to trigger these payments, the costs to the Enlarged Group could be substantial and could adversely affect its financial condition and results of operations in the periods in which such severance payments become payable.

Certain risks and uncertainties relating to our acquisition of Unión Fenosa

For a description of certain risks and uncertainties relating to our acquisition of Unión Fenosa, see “Risk Factors—Risks Relating to our Takeover Offer for, and our Intended Integration of, Unión Fenosa”.

SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma financial information as of and for the year ended 31 December 2008 presented below has been derived from, and should be read together with, our Audited Consolidated Annual Accounts and the Unión Fenosa Audited Consolidated Annual Accounts, in each case with their accompanying notes, included elsewhere in this offering memorandum.

Purpose of the Unaudited Consolidated Pro Forma Financial Information

We have included the Unaudited Consolidated Pro Forma Financial Information to illustrate, on a pro forma basis, how our consolidated balance sheet at 31 December 2008 and our consolidated income statement for the year ended 31 December 2008 might have been affected by our acquisition of the entire share capital of Unión Fenosa, assuming that such acquisition had been completed on:

•	31 December 2008, for the purpose of presenting our unaudited consolidated pro forma balance sheet information as of 31 December 2008; and

•	1 January 2008, for the purpose of presenting our unaudited consolidated pro forma income statement information for the year ended 31 December 2008.

For further information in relation to our takeover offer for Unión Fenosa and our related acquisitions of shares of Unión Fenosa, see “Our Acquisition of Unión Fenosa” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting the Comparability of Financial Information”.

Basis of Preparation

The Unaudited Consolidated Pro Forma Financial Information has been prepared in accordance with the EC Regulation and with the content of the recommendation issued by CESR for the consistent implementation of the aforementioned Regulation (CESR/05-054b). The Unaudited Consolidated Pro Forma Financial Information has not, however, been prepared in accordance with the requirements of Article 11 of Regulation S-X under the U.S. Exchange Act.

The financial information used as the basis for compiling the Unaudited Consolidated Pro Forma Financial Information comprises (i) our audited consolidated annual accounts as of and for the year ended 31 December 2008 prepared in accordance with IFRS-EU, and (ii) the audited consolidated annual accounts of Unión Fenosa as of and for the year ended 31 December 2008 prepared in accordance with IFRS-EU.

In preparing the Unaudited Consolidated Pro Forma Financial Information, we have taken into consideration the accounting policies applied by our Group in the preparation of our audited consolidated annual accounts as of and for the year ended 31 December 2008. In addition, we have sought to assess whether any significant differences exist between our accounting policies and those of the Unión Fenosa Group, as described in the audited consolidated annual accounts of Unión Fenosa as of and for the year ended 31 December 2008, and no significant differences have been identified.

Principal assumptions

In preparing the Unaudited Consolidated Pro Forma Financial Information, we have made the following assumptions.

(a)	Offer. We have assumed an acceptance level of 100% under the Offer. The consideration under the Offer is based on the initial acquisition price for the ACS Stake of €18.33 per Unión Fenosa share, adjusted for the gross dividend of €0.28 paid by Unión Fenosa on 2 January 2009 and charged against profits for the year ended 31 December 2008. Accordingly, the offer price is €18.05 per Unión Fenosa share.

(b)

Purchase price. We have assumed a purchase price for all Unión Fenosa shares not held by us at 31 December 2008 of €18.05 per share, except for the 2,721,000 Unión Fenosa shares to be acquired from Caja Navarra, where we have used the purchase price of €17.72 per share determined in accordance with the share purchase agreement. The following table presents a breakdown of the purchase price we have assumed for each of the share purchase agreements and equity swap arrangements in respect of Unión Fenosa shares described in “Our Acquisition of Unión Fenosa—Our Acquisitions of Unión Fenosa Shares”.

	Number of Unión Fenosa shares	Percentage of entire share capital	Assumed purchase consideration
			(€ in millions)
ACS Group(1)	91,403,796	9.99%	1,675
Caixanova(2)	43,106,409	4.72%	776
Equity swap arrangements(3)	92,771,889	10.15%	1,674
ACS Group(4)	322,704,219	35.31%	5,825
Caja Navarra(5)	2,721,000	0.30%	48
Offer	361,330,665	39.53%	6,522
Estimated direct acquisition costs	—	—	60

Total assumed acquisition cost	914,037,978	100.00%	16,581

Notes:

(1)	Relates to the initial payment under our share purchase agreement with certain members of the ACS Group dated 30 July 2008, pursuant to which we acquired a 9.99% stake in Unión Fenosa.

(2)	Relates to our share purchase agreement dated 12 December 2008 with Caixanova, pursuant to which we acquired a 4.72% stake in Unión Fenosa at a price of €18.00 per share.

(3)	Relates to our equity swap arrangements with UBS (dated 14 August 2008), ING Belgium (24 September 2008) and SocGen Spain (dated 24 December 2008 and 14 January 2009). The purchase price under these arrangements has been assumed to be €18.05 per share for the purposes of the Unaudited Consolidated Pro Forma Financial Information.

(4)	Relates to the deferred payment under our share purchase agreement with certain members of the ACS Group dated 30 July 2008. The purchase price for the deferred payment has been assumed to be €18.05 per share for the purposes of the Unaudited Consolidated Pro Forma Financial Information.

(5)	Relates to our share purchase agreement with Caja Navarra dated 24 September 2008. The purchase price under this agreement of €17.72 per share has been utilised for the purposes of the Unaudited Consolidated Pro Forma Financial Information.

(c)	Restructuring costs. The Unaudited Consolidated Pro Forma Financial Information does not adjust for costs or liabilities that may be incurred in any post-acquisition reorganisation of the Enlarged Group, nor does it reflect any possible synergies or other benefits that might be derived from the integration of both groups (save to the extent reflected in goodwill). We anticipate, however, that we will incur certain costs in relation to the integration of the Gas Natural Group and the Unión Fenosa Group, including training and structuring costs. Any such costs will be entered in our accounting records as they are incurred.

(d)	Goodwill on acquisition. The acquisition of Unión Fenosa has been incorporated within the consolidated pro forma financial information using the acquisition method under IFRS-EU. As of the date of this offering memorandum, we have not concluded our valuation of the assets and liabilities of the Unión Fenosa Group and, accordingly, we have recorded the difference between our acquisition cost and the book value of those assets and liabilities as goodwill. For details of our provisional assignment of goodwill to the net assets acquired, see Note 1 to the Unaudited Consolidated Pro Forma Financial Information. In the 12 months following completion of our acquisition of Unión Fenosa, we will determine the definitive values to be assigned to the assets and liabilities acquired. Such determination, among other factors, could result in material adjustments to the amount of goodwill recognised on acquisition and the assignment of the goodwill recognised to the assets and liabilities of Unión Fenosa.

(e)	Sources of funds. Our acquisition of Unión Fenosa will be financed using external borrowings of €14,830 million, which will be partially prepaid using the net proceeds from the rights offering. For the purposes of the Unaudited Consolidated Pro Forma Financial Information, we have assumed a fully subscribed capital increase of €3,502 million, comprising the issuance of 447,776,028 new ordinary shares with a nominal value of €1.00 each and a share premium of €6.82. For a description of the key terms and conditions of the Acquisition Facilities, see “Our Acquisition of Unión Fenosa—Sources of Funds—Acquisition Facilities”. For the purposes of the Unaudited Consolidated Pro Forma Financial Information, we have assumed an effective interest rate of 6.9% under the Acquisition Facilities.

(f)	Future divestments. The Unaudited Consolidated Pro Forma Financial Information does not take into account the possible effect of the anticipated divestments to be made by the Enlarged Group following completion of the Offer. On 11 February 2009, the CNC authorised our acquisition of Unión Fenosa subject to certain undertakings presented by us and accepted by the CNC. On 17 February 2009, the Spanish Ministry for Economy and Taxation resolved not to refer the matter to the Spanish Council of Ministers and the authorisation from the CNC therefore became definitive and binding on that date. Pursuant to these undertakings, we have agreed that, within a limited timeframe, we will dispose of:

•	600,000 gas distribution connection points (equivalent to approximately 9% of the national total, according to the CNC) through the sale of complete gas distribution networks in Spain;

•	our portfolio of customers—residential-commercial and small- and medium-sized companies—associated with such gas distribution connection points;

•	2,000 MW of installed capacity of combined cycle technology; and

•	our participation in Enagás, which, as of the date of this offering memorandum, represents 5.0% of its share capital.

Following completion of our acquisition of Unión Fenosa, we intend to effect disposals with a view to realising gross proceeds of approximately €3,000 million (including the disposals necessary to comply with the undertakings given to the CNC) over the course of 2009 and, failing which, 2010. We will conduct a review of the assets and investments of the Enlarged Group following completion of our acquisition of Unión Fenosa to determine which of those assets and investments offer the best strategic fit for the Enlarged Group.

The gross proceeds we receive from any sales will be dependent on prevailing market conditions, competition among buyers for such assets and other factors, many of which will be beyond our control, and we can give no assurance regarding the amount of any sale proceeds or that such proceeds will equal or exceed what we estimate to be the fair market value of such assets. Given that, as of the date of this offering memorandum, we have not identified the specific assets to be divested and that no agreements yet exist with third parties for their sale, the potential effect of such sales has not been reflected in the Unaudited Consolidated Pro Forma Financial Information. Moreover, as there is no reliable information available to us with which we could calculate the historic cost, useful life or operating costs of Unión Fenosa assets that may be divested, we are not able to support factually the potential accounting impact of any such divestments. In accordance with Annex II of the EC Regulation and the recommendation issued by CESR for the consistent implementation of the aforementioned Regulation (CESR/05-054b), pro forma adjustments related to the Unaudited Consolidated Pro Forma Financial Information must be both directly attributable to the transaction and factually supportable. For the reasons discussed above, we consider that the potential accounting impact of any future divestments is not factually supportable.

See “Our Acquisition of Unión Fenosa—Competition Approvals and Divestitures—Spain-National Competition Commission” for further information.

Principal adjustments

The pro forma adjustments relating to our acquisition of Unión Fenosa have been based on the book value of the Unión Fenosa Group (as set forth in the audited consolidated balance sheet of Unión Fenosa as of 31 December 2008). The final determination of the fair value of the assets and liabilities of the Unión Fenosa Group will be carried out in the 12 months following our acquisition of Unión Fenosa and will be based on the estimates of an independent expert and management estimates of the fair value of property, plant and equipment and other net assets of the Unión Fenosa Group.

Further, this final determination will be based on the assets and liabilities of the Unión Fenosa Group on completion of our acquisition of Unión Fenosa (not as of 31 December 2008), and, consequently, will result in changes, certain of which may be significant, to the pro forma adjustments and other pro forma information included in this offering memorandum. Investors are therefore cautioned that the Unaudited Consolidated Pro Forma Financial Information should be viewed as illustrative only and that undue reliance should not be placed on such financial information or on any conclusions that may be derived therefrom.

Unaudited pro forma income statement

Finance costs. In preparing the Unaudited Consolidated Pro Forma Financial Information, we have assumed that we utilised the Acquisition Facilities to finance (i) our acquisition of Unión Fenosa shares pursuant to the share purchase agreements and equity swap arrangements referred to in “Our Acquisition of Unión Fenosa—Our Acquisitions of Unión Fenosa Shares”, and (ii) settlement of the Offer at a price of €18.05 per share (assuming full acceptance of the Offer). We have also assumed the partial mandatory prepayment of the Acquisition Facilities using our estimate of the net proceeds from the assumed capital increase. Accordingly, in the unaudited pro forma income statement for the year ended 31 December 2008, we have made an upward adjustment to finance expense in an amount of €788 million for the year ended 31 December 2008 based on an assumed net utilisation of €11,428 million under the Acquisition Facilities and an assumed effective interest rate of 6.9%. This adjustment, among others, resulted in a pro forma negative adjustment of €839 million to income before tax for the year ended 31 December 2008, resulting in a pro forma positive adjustment to income tax expense of €240 million for such year (assuming a corporate tax rate of 30%).

Unaudited pro forma balance sheet

Non-current assets. In the unaudited pro forma balance sheet as of 31 December 2008, we have made a pro forma adjustment for goodwill in an aggregate amount of €11,310 million. Our estimate of the pro forma adjustment for goodwill is given for illustrative purposes only. A definitive estimation of the goodwill attributable to our acquisition of Unión Fenosa, which will follow the final determination of the fair value of the assets and liabilities of the Unión Fenosa Group in the 12 months following completion of our acquisition of Unión Fenosa, could materially differ from this pro forma adjustment.

Equity. In preparing the Unaudited Consolidated Pro Forma Financial Information, we have assumed that we increased our share capital by €447,776,028, receiving gross proceeds of €3,502 million. In the pro forma balance sheet as of 31 December 2008, we have made a negative pro forma adjustment to the share capital of €466 million, reflecting the pro forma equity elimination of the share capital of Unión Fenosa and the issue of 447,776,028 new shares with a nominal value of €1.00 each. We have also made a negative pro forma adjustment of €1,298 million to other reserves, reflecting the pro forma equity elimination of the reserves of Unión Fenosa, and the aggregate pro forma premium of €3,054 million received on the issue of 447,776,028 new shares with a nominal value of €1.00 each at an aggregate subscription price equal to €3,502 million pursuant to the assumed capital increase, net of the estimated costs of €70 million incurred in connection therewith. In addition, we have included a pro forma adjustment of €24 million relating to the physical settlement of the equity swap arrangements over Unión Fenosa shares and a further pro forma adjustment of €51 million to other reserves attributable to the adjustment on account of the reversal of the valuation at market value of the 14.72% stake we held in Unión Fenosa at 31 December 2008 to its acquisition cost.

Liabilities. As described above, in preparing the Unaudited Consolidated Pro Forma Financial Information, we have assumed that we utilised the Acquisition Facilities to finance our acquisition of Unión Fenosa and that we partially prepaid the Acquisition Facilities using the estimated net proceeds of the assumed capital increase. Accordingly, in the pro forma balance sheet as of 31 December 2008, we have made an upwards pro forma adjustment to non-current borrowings of €11,428 million.

Notice to investors

The Unaudited Consolidated Pro Forma Financial Information presented in this offering memorandum is based on estimates and assumptions that are preliminary and on publicly available information on Unión Fenosa. It has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation that does not purport to represent, and may not give a true picture of, the actual financial condition and results of operations of the Enlarged Group that would have been achieved if we had acquired the entire issued share capital of Unión Fenosa on 31 December 2008 or 1 January 2008, as the case may be. Moreover, the Unaudited Consolidated Pro Forma Financial Information does not purport to project the financial condition or results of operations of the Enlarged Group as of any future date or for any future period. Accordingly, investors are cautioned not to place undue reliance on the Unaudited Consolidated Pro Forma Financial Information. Investors should read the risk factors relating to the Unaudited Consolidated Pro Forma Financial Information set forth under “Risk Factors—Risks Relating to our Takeover Offer for, and our Intended Integration of, Unión Fenosa”.

The Unaudited Consolidated Pro Forma Financial Information does not constitute, and should not be relied upon as constituting, a complete set of financial statements. For a proper interpretation of the Unaudited Consolidated Pro Forma Financial Information, it must be read together with our Audited Consolidated Annual Accounts and the Unión Fenosa Audited Consolidated Annual Accounts.

Summary Selected Unaudited Pro Forma Income Statement Data

The following table sets forth unaudited pro forma income statement data for the year ended 31 December 2008.

Unaudited consolidated pro forma income statement data

	Year ended 31 December 2008
	Actual		Enlarged Group
	Gas Natural	Unión Fenosa	Pro forma adjustment		Pro forma
	(€ in millions)
			(unaudited)
Operating income	13,639	7,263	(120	)(1)	20,782
Operating expenses	(11,119)	(4,983)	120	(1)	(15,982)
Depreciation, amortisation, impairment and profit or loss on sale of non-current assets	(726)	(606)	—		(1,332)

Operating income	1,794	1,674	—		3,468
Financial income	132	62	(38	)(2)	156
Finance expense	(419)	(410)	(788	)(3)	(1,617)
Variations in fair value of financial instruments	17	(1)	(13	)(4)	3
Exchange rate differences, net	7	(8)	—		(1)
Impairment charges and profit or loss on sale of financial instruments	14	289	—		303

Financial income	(249)	(68)	(839)		(1,156)
Income from entities recorded using the equity method	6	52	—		58

Income before taxes	1,551	1,658	(839)		2,370
Income tax	(379)	(441)	240	(5)	(580)

Net income for the period from continued operations	1,172	1,217	(599)		1,790
Net income for the period from discontinued operations	—	53	—		53

Consolidated income for the period	1,172	1,270	(599)		1,843
Minority interests	(115)	(76)	—		(191)
Income attributable to the equity holders of the Company	1,057	1,194	(599)		1,652
Earnings per share pro forma (in euros)	2.36	1.31			1.85
Weighted average subscribed share capital (in thousands)	447,776	914,038			895,552

Notes:

(1)	Reflects the elimination of transactions between Gas Natural and Unión Fenosa during the year ended 31 December 2008. These transactions principally related to third-party access (“TPA”) services provided in respect of the natural gas transportation and distribution networks and the electricity transmission network.

(2)	Reflects the elimination of the dividend income received on the 14.72% stake held by our Company in Unión Fenosa as of 31 December 2008.

(3)	Reflects the increase in finance costs under the Acquisition Facilities necessary to acquire 100% of the share capital of Unión Fenosa. For these purposes, we have assumed a net utilisation of €11,428 million, having taken into account the partial prepayment of such facilities using the estimated net proceeds of the assumed capital increase, and an effective interest rate of 6.9%. See “Our Acquisition of Unión Fenosa—Sources of Funds—Acquisition Facilities”.

(4)	Reflects the cancellation of the fair value of the equity swap arrangements over Unión Fenosa shares for the year ended 31 December 2008. See “Our Acquisition of Unión Fenosa—Our Acquisitions of Unión Fenosa Shares”.

(5)	Reflects the tax impact of the adjustments referred to in notes (3) and (4) above on the pro forma consolidated income statement data, applying a corporate tax rate of 30%.

The financial information relating to Unión Fenosa set forth above reflects the financial information for the year ended 31 December 2008 filed by Unión Fenosa with the CNMV. Such information has been extracted without any adjustment, review or comment that we might have made had we been able to conduct a detailed review of such information prior to such filing. See “Presentation of Financial and Other Information of Unión Fenosa”.

Summary Selected Unaudited Pro Forma Balance Sheet Data

The following table sets forth unaudited consolidated pro forma balance sheet data as of 31 December 2008.

Unaudited consolidated pro forma balance sheet data

	As of 31 December 2008
	Actual		Enlarged Group
	Gas Natural	Unión Fenosa	Pro forma adjustment		Pro forma
	(€ in millions)
			(unaudited)
Assets
Non-current assets	14,806	16,227	8,904		39,937

Intangible assets:	1,617	839	11,310		13,766

Goodwill	546	211	11,310	(1)	12,067
Other intangible assets	1,071	628	—		1,699
Property, plant and equipment	9,988	12,162	—		22,150
Investments recorded using the equity method	42	580	—		622
Non-current financial assets	2,820	1,826	(2,385	)(2)	2,261
Deferred income tax assets	339	721	(21	)(3)	1,039
Other non-current assets	—	99	—		99
Current assets	3,959	3,122	(74)		7,007

Cash and cash equivalents	249	142	—		391
Other current assets	3,710	2,980	(74	)(4)	6,616

Total assets	18,765	19,349	8,830		46,944

Net equity and liabilities
Net equity	6,721	6,513	(1,764)		11,470

Share capital	448	914	(466	)(5)	896
Other reserves	5,928	4,357	(1,298	)(6)	8,987

Capital and reserves attributable to the equity holders of the Company	6,376	5,271	(1,764)		9,883
Minority interests	345	1,242	—		1,587
Non-current liabilities	6,914	8,466	11,428		26,808

Non-current borrowings	4,451	5,518	11,428	(7)	21,397
Other non-current liabilities	2,463	2,948	—		5,411
Current liabilities	5,130	4,370	(834)		8,666

Current borrowings	934	1,629	—		2,563
Other current liabilities	4,196	2,741	(834	)(8)	6,103

Total net equity and liabilities	18,765	19,349	8,830		46,944

Notes:

(1)	Reflects the elimination of the historic goodwill of Unión Fenosa and the recognition of goodwill on acquisition based on the pro forma assignment of goodwill detailed in Note 1 to the Unaudited Consolidated Pro Forma Financial Information, pending a definitive valuation of the assets and liabilities of the Unión Fenosa Group. See “—Principal assumptions—Goodwill on acquisition” above.

(2)	Reflects (i) the reversal of the valuation at market value of the 14.72% stake held in Unión Fenosa at 31 December 2008 (€72 million), which is stated at acquisition cost (€2,457 million), (ii) additional acquisitions to reach a 100% stake in Unión Fenosa (€14,124 million), and (iii) the elimination thereof through the business combination.

(3)	Reflects the tax on the pro forma adjustment of €72 million on account of the reversal of the valuation at market value of the 14.72% stake we held in Unión Fenosa at 31 December 2008 to its acquisition cost (as referred to in note 2 above).

(4)	Reflects the cancellation of all of the equity swap arrangements over Unión Fenosa shares as a result of their physical settlement (€36 million) and the elimination of balances resulting from transactions between Gas Natural and Unión Fenosa (€38 million). For information on these equity swap arrangements, see “Our Acquisition of Unión Fenosa—Our Acquisitions of Unión Fenosa Shares”.

(5)	Reflects the elimination of the share capital of Unión Fenosa and the issue of 447,776,028 new shares with a nominal value of €1.00 each by our Company (€448 million).

(6)

Reflects the pro forma share premium of €3,054 million received on the issue of 447,776,028 new shares for an aggregate subscription price of €3,502 million, net of estimated costs of issue of €70 million and the elimination of the reserves of Unión Fenosa. In addition, it includes an adjustment of €24 million for the physical settlement of the equity swap arrangements over Unión Fenosa shares and a further adjustment of €51 million for the reversal of the valuation at market value of the 14.72% stake we held in Unión Fenosa at 31 December 2008 to its acquisition cost.

(7)	Reflects the utilisation of the Acquisition Facilities in an amount of €11,428 million to finance our acquisition of Unión Fenosa, taking into account a partial prepayment of such facilities using the net proceeds from the assumed capital increase.

(8)	Reflects the cancellation of the liability owed to Caixanova in respect of our acquisition of a 4.72% stake in Unión Fenosa from Caixanova in December 2008 (€776 million), as well as the elimination of balances resulting from transactions between Gas Natural and Unión Fenosa (€38 million). In addition, it reflects the tax impact of the adjustments for the physical settlement of the equity swap arrangements (€10 million) and the estimated costs of the capital increase (€30 million).

The financial information relating to Unión Fenosa set forth above reflects the financial information as of 31 December 2008 filed by Unión Fenosa with the CNMV. Such information has been extracted without any adjustment, review or comment that we might have made had we been able to conduct a detailed review of such information prior to such filing. See “Presentation of Financial and Other Information of Unión Fenosa”.

USE OF PROCEEDS

Estimated Net Proceeds

We estimate that the net proceeds to be received by us from the rights offering to be approximately €3,401 million, after deducting €60 million for underwriting and management commissions and €40.5 million for the estimated expenses (including approximately €35 million of Spanish taxes) of the rights offering. The managers’ commissions represent approximately 1.7% of the gross proceeds of the rights offering and approximately 5.4% of the gross proceeds of the issue of the 141,757,588 underwritten shares (assuming, in each case, that the rights offering is fully subscribed).

Use of Proceeds

We intend to use all of the net proceeds of the rights offering to prepay, in part, Tranche A1 of the Acquisition Facilities (see “Our Acquisition of Unión Fenosa—Sources of Funds—Acquisition Facilities”).

DIVIDENDS AND DIVIDEND POLICY

Historic and proposed dividend payments

The following table sets forth the total gross dividends paid per share in respect of each of the financial years ended 31 December 2007 and 2006.

Financial year ended 31 December	Gross dividend paid
(€ per share)
2007	1.14
2006	0.98

In respect of the year ended 31 December 2008, we paid a gross interim dividend of €214,932,493.44 (equivalent to €0.48 per share) on 8 January 2009. Also in respect of 2008, our Board of Directors (i) on 30 January 2009, proposed an additional ordinary dividend of €358,220,822.40 (equivalent to €0.80 per share based on the number of shares then issued), and (ii) on 10 March 2009, proposed an extraordinary dividend charged to reserves of €89,555,205.60 (€0.10 per share based on the number of shares then issued plus the number of new shares if the rights offering is fully subscribed). Payment of these dividends is subject to approval by our shareholders at our forthcoming annual general meeting for 2009.

All of our shares rank pari passu in respect of the rights to receive dividends. The new shares will be eligible to receive any dividends that are approved by our shareholders after the date on which ownership of the new shares is registered in the book-entry registries of the Company, which is expected to take place on 1 April 2009. Accordingly, the new shares will be entitled to participate in the additional ordinary dividend of €358,220,822.40 and extraordinary dividend of €89,555,205.60, if approved by our shareholders. We expect that the total payout of our proposed additional ordinary dividend, if approved by our shareholders, will not be increased to account for the number of new shares issued in the rights offering and, assuming the rights offering is fully subscribed, it would therefore represent €0.40 per share rather than €0.80 per share. The extraordinary dividend, however, would remain €0.10 per share assuming the rights offering is fully subscribed. If approved, we anticipate that the additional ordinary dividend and the extraordinary dividend would be paid on 1 July 2009.

Dividend policy

Following settlement of the Offer and completion of the rights offering, our dividend policy will be proposed by our Board of Directors and approved by our shareholders at the next general meeting. We expect to target an annual increase in the dividend amount paid per share of approximately 10% after adjusting for the number of shares issued in the rights offering. As of the date of this offering memorandum, we do not expect such dividend policy to change in the event of any eventual merger between Unión Fenosa and Gas Natural SDG.

Our dividend policy, and the amount of any future dividends, is, however, subject to certain conditions under our financing arrangements and will depend on a number of factors, including the existence of consolidated net income and unconsolidated net income at the level of Gas Natural SDG, our financial condition, cash requirements (including capital expenditure and investment plans) and prospects and such other factors as may be deemed relevant at the time. Our targeted dividend payout is also subject to numerous uncertainties and risks, including competition in our markets in natural gas and electricity, regulatory changes and other factors. See “Risk Factors”.

Other information relating to dividends

We pay dividends in euros. Dividends are declared and paid pro rata according to the amounts paid up by our shareholders on the ordinary shares. Dividends declared but not yet paid do not bear interest. Dividends paid on our shares are subject to deduction of Spanish withholding tax. See “Taxation”. Dividends may only be paid out of profits or distributable reserves if the value of our net worth is not, and as a result of the proposed distribution would not be, less than our share capital. The right to receive a dividend lapses and reverts back to us if it is not claimed within five years after it becomes due. The conditions under which we may declare dividends based on Spanish law and our by-laws (estatutos) are described under “Description of Our Shares—Dividends and Liquidation Rights”.

CAPITALISATION

The table below presents our actual consolidated capitalisation and indebtedness (i) as of 31 December 2008, derived from our audited consolidated annual accounts as of and for the financial year ended 31 December 2008 included elsewhere in this offering memorandum, and (ii) on an ‘as adjusted’ basis to reflect the sale by us of 447,776,028 newly-issued shares in the rights offering at €7.82 per new share, after deducting underwriting and management commissions and other estimated expenses payable by us in connection with the rights offering.

The table below does not reflect the indebtedness we will incur to finance the Offer for the outstanding shares of Unión Fenosa. We intend to use all of the net proceeds of the rights offering to prepay, in part, this indebtedness. See “Our Acquisition of Unión Fenosa—Sources of Funds—Acquisition Facilities”. For an illustration, on a pro forma basis, of how our balance sheet at 31 December 2008 might have been affected by our acquisition of the entire share capital of Unión Fenosa, assuming that such acquisition had been completed on 31 December 2008 for the purpose of presenting our unaudited pro forma balance sheet information as of 31 December 2008, see the Unaudited Consolidated Pro Forma Financial Information (including the notes thereto) included elsewhere in this offering memorandum.

The table should be read in conjunction with our Audited Consolidated Annual Accounts. Please also refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

Capitalisation and indebtedness

	As of 31 December 2008
	Actual	As adjusted for the rights offering
	(€ in millions)
Debt:
Current borrowings:	934	934
Non-current borrowings:	4,451	4,451

Total debt	5,385	5,385

Equity:
Share capital	448	896
Reserves	5,158	8,142
Profit for the year attributed to the equity holders of the Company	1,057	1,057
Interim dividend	(215)	(215)
Adjustments for changes in value	(72)	(72)
Minority interests	345	345

Total net equity:	6,721	10,153

Total capitalisation (total debt plus total net equity)	12,106	15,538

Our share capital as of 31 December 2008 comprised, and as of the date of this offering memorandum comprises, 447,776,028 issued ordinary shares. As of 31 December 2008, we had cash and cash equivalents of €249 million.

Since 31 December 2008, the most significant variation in our capitalisation and indebtedness has been an aggregate payment of €6,175 million in respect of acquisitions of Unión Fenosa shares, which was funded, in its entirety using borrowings under the Acquisition Facilities. This aggregate payment comprised (i) €5,825 million paid to members of the ACS Group in respect of the 322,704,219 Unión Fenosa shares (representing 35.31% of its voting share capital) acquired by us on 3 March 2009, and (ii) €350 million paid to Caixanova as a first instalment of the €776 million payable in respect of the 43,106,409 Unión Fenosa shares (representing 4.72% of its voting share capital) acquired by us on 12 December 2008. The balance of €426 million owed to Caixanova will be paid on the third exchange business day following publication of the results of the Offer.

SELECTED FINANCIAL INFORMATION ON THE GAS NATURAL GROUP

The summary selected audited consolidated financial information of Gas Natural as of and for each of the years ended 31 December 2008, 2007 and 2006, prepared in accordance with IFRS-EU and presented below, has been derived from, and should be read together with, our Audited Consolidated Annual Accounts, together with their accompanying notes, included elsewhere in this offering memorandum. See “Presentation of Financial Information” for further information on our Audited Consolidated Annual Accounts.

For the purposes of complying with Circular 1/2008 published by the CNMV on 30 January 2008, our audited consolidated annual accounts as of and for the year ended 31 December 2008 present certain line items of our consolidated income statement, consolidated balance sheet, consolidated statement of income and expenses recognised and consolidated cash flow statement differently from prior years. See Note 2.1 to our audited consolidated annual accounts as of and for the year ended 31 December 2008 for an explanation of the reclassifications implied by this change in presentation.

For the convenience of the reader, the tables below present our income statement, balance sheet and cash flow financial information as of and for the years ended 31 December 2007 and 2006 on the same basis as we used for our financial statements as of and for the year ended 31 December 2008. Accordingly, the financial information given as of and for each of the years ended 31 December 2007 and 2006 differs, in certain respects, from the financial information presented in our audited consolidated annual accounts for those years included elsewhere in this offering memorandum.

We do not consider these differences in presentation to be material for a proper interpretation and understanding of our financial information as of the dates and for the periods presented.

	Year ended 31 December
Consolidated income statement data	2008	2007	2006
	(€ in millions)
Sales	13,544	10,093	10,348
Procurements	(9,796)	(6,747)	(7,418)
Other operating income	58	51	92
Personnel cost	(338)	(308)	(277)
Other operating expenses	(985)	(901)	(922)
Depreciation and amortisation expenses	(726)	(651)	(592)
Release of fixed assets grants to income and others	37	30	32

Operating income	1,794	1,567	1,263
Net financial income(1)	(249)	(160)	(37)
Profits of companies recorded by the equity method	6	8	5

Income before taxes	1,551	1,415	1,231
Income tax expense	(379)	(359)	(302)

Consolidated net income for the period	1,172	1,056	929
Attributable to:
Equity holders of the Company	1,057	959	855
Minority interests	115	97	74

	1,172	1,056	929
Earnings per share attributable to the equity holders of the Company —basic and diluted	2.36	2.14	1.91

Note:

(1)	Includes (i) financial income (€132 million in 2008, €72 million in 2007 and €71 million in 2006), (ii) net finance expense (€419 million in 2008, €295 million in 2007 and €335 million in 2006), (iii) variations in fair value of financial instruments (a gain of €17 million in 2008, a gain of €1 million in 2007 and a loss of €1 million in 2006), (iv) net exchange gains/losses (a gain of €7 million in 2008, a loss of €2 million in 2007 and a loss of €2 million in 2006), and (v) gain on sales of financial instruments (a gain of €14 million in 2008, a gain of €64 million in 2007 and a gain of €230 million in 2006).

	As of 31 December
Consolidated balance sheet data	2008	2007	2006
	(€ in millions)
Assets
Intangible assets:	1,617	1,636	1,629

—Goodwill	546	541	441
—Other intangible assets	1,071	1,095	1,188
Property, plant and equipment	9,988	9,705	8,106
Investments recorded using the equity method	42	38	34
Non-current financial assets	2,820	719	526
Deferred income tax assets	339	274	255

Non-current assets	14,806	12,372	10,550
Non-current assets held for sale	5	2	3
Inventories	560	462	440
Trade and other receivables:	2,785	2,372	2,140

—Trade receivables	2,370	2,077	1,895
—Other receivables	398	282	233
—Current deferred income tax assets	17	13	12
Other current financial assets	360	60	95
Cash and cash equivalents	249	152	127

Current assets	3,959	3,048	2,805

Total assets	18,765	15,420	13,355

Net equity and liabilities
Share capital	448	448	448
Reserves	5,158	4,716	4,299
Profit for the year attributed to equity holders of the Company	1,057	959	855
Interim dividend	(215)	(192)	(166)
Adjustments for changes in value:	(72)	139	216

—Available-for-sale financial assets	57	155	178
—Hedging operations	(78)	(3)	(16)
—Cumulative translation adjustments	(51)	(13)	54

Capital and reserves attributable to the Company’s equity holders	6,376	6,070	5,652
Minority interests	345	357	344

Total net equity	6,721	6,427	5,996

	As of 31 December
Consolidated balance sheet data	2008	2007	2006
	(€ in millions)
Liabilities
Grants	606	543	478
Non-current provisions	625	465	445
Non-current financial liabilities:	4,451	3,075	2,592

—Borrowings	4,449	3,072	2,588
—Other financial liabilities	2	3	4
Deferred income tax liabilities	526	495	471
Other non-current liabilities	706	599	435

Non-current liabilities	6,914	5,177	4,421
Current provisions	146	65	8
Current financial liabilities:	934	1,004	628

—Borrowings	924	996	618
—Other financial liabilities	10	8	10
Trade and other payables:	2,865	2,357	1,977

—Trade payables	2,345	1,926	1,661
—Other payables	311	261	233
—Current deferred income tax liabilities	209	170	83
Other current liabilities	1,185	390	325

Current liabilities	5,130	3,816	2,938

Total net equity and liabilities	18,765	15,420	13,355

	Year ended 31 December
Consolidated cash flows	2008	2007	2006
	(€ in millions)
Cash flow from operating activities	2,023	1,829	1,454
Cash flow from / (used in) investing activities	(2,652)	(1,889)	(710)
Cash flow from / (used in) financing activities	738	97	(791)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the information set forth in “Selected Financial Information and Other Data” and the financial statements and accompanying notes included elsewhere in this offering memorandum. The following discussion contains certain forward-looking statements that involve risks and uncertainties. Our future results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, without limitation, those discussed in the sections entitled “Risk Factors”, “Forward-Looking Statements” and “Business” and elsewhere in this offering memorandum.

Where indicated below, the percentage figures in the tables presenting our results of operations by business and geographical segment for each of the years ended 31 December 2008, 2007 and 2006 have been calculated using euro figures rounded to the nearest hundred thousand euros, whereas the euro monetary figures given in such tables have been rounded to the nearest million euros. Accordingly, any discrepancies between the percentages and the corresponding monetary amounts are due to rounding.

For the purposes of complying with Circular 1/2008 published by the CNMV on 30 January 2008, our audited consolidated annual accounts as of and for the year ended 31 December 2008 present certain line items of our consolidated income statement, consolidated balance sheet, consolidated statement of income and expenses recognised and consolidated cash flow statement differently from prior years. See Note 2.1 to our audited consolidated annual accounts as of and for the year ended 31 December 2008 for an explanation of the reclassifications implied by this change in presentation.

For the convenience of the reader, we have presented our financial information as of and for the years ended 31 December 2007 and 2006 in this offering memorandum on the same basis as we used for our audited consolidated annual accounts as of and for the year ended 31 December 2008. Accordingly, some of the financial information given below as of and for each of the years ended 31 December 2007 and 2006 may differ, in certain respects, from the financial information presented in our audited consolidated annual accounts for those years included elsewhere in this offering memorandum.

We do not consider these differences in presentation to be material for a proper interpretation and understanding of our financial information as of the dates and for the periods presented.

Overview

We are a multinational energy group principally focused on the distribution and commercialisation of natural gas, with around 11.5 million customers in Spain, Italy, Latin America and France, the generation and commercialisation of electricity in Spain and the generation of electricity in Mexico and Puerto Rico.

For the year ended 31 December 2008, we generated consolidated revenues of €13,544 million and reported consolidated operating income of €1,794 million and basic earnings per share attributable to our shareholders of €2.36 per share. On 8 January 2009, we paid an interim dividend of €0.48 per share out of our net income for the year ended 31 December 2008.

The following table presents certain key operating statistics of the Group as of and for each of the years ended 31 December 2008, 2007 and 2006.

	As of and for the year ended 31 December
Key operating statistics	2008	2007	2006
Gas distribution (GWh)	481,414	453,172	432,956

Spain	270,073	271,058	258,758
Gas sales	14,177	38,288	44,660
TPA sales	255,896	232,770	214,098
Latin America	208,408	179,314	171,750
Gas sales	144,065	115,131	106,849
TPA sales	64,343	64,182	64,901
Italy	2,933	2,800	2,448
Gas sales	2,632	2,635	2,347
TPA sales	301	165	101
Gas supply (GWh)	292,629	292,730	294,451

Spain	239,090	245,566	251,410
International	53,539	47,164	43,041
Gas transportation / EMPL (GWh)	133,497	124,150	129,499

Gas distribution network (km)	115,295	109,759	104,528

Spain	48,578	45,429	42,364
Latin America	61,196	59,555	58,152
Italy	5,521	4,775	4,012
Gas supply points (in thousands)	11,492	11,115	10,662

Spain	5,842	5,681	5,435
Latin America	5,253	5,077	4,907
Italy	397	357	320
Contracts per customer in Spain	1.39	1.37	1.40

Electricity generated (GWh)	31,451	18,700	19,514

Spain	18,130	16,975	17,831
Mexico	11,455	—	—
Puerto Rico	1,866	1,725	1,683
Installed electricity generation capacity (MW)	6,495	6,484	3,440

Spain	3,991	3,980	3,169
Mexico	2,233	2,233	—
Puerto Rico	271	271	271

In 2008, we distributed 481,414 GWh of natural gas, an increase of 6.2% compared with 2007, and we generated 31,451 GWh of electricity, increasing by 68.2% from 18,700 GWh in the prior year. Our natural gas distribution network in Spain, Italy and Latin America grew by 5,536 km, or 5.0%, to 115,295 km during the year ended 31 December 2008, and we increased the number of gas supply points by 3.4% from 11,115 thousand to 11,492 thousand during that period.

Presentation of Financial Information

Audited Consolidated Annual Accounts of Gas Natural

This offering memorandum contains the audited consolidated annual accounts of Gas Natural SDG, S.A. and its subsidiaries as of and for each of the years ended 31 December 2008, 2007 and 2006, prepared in accordance with IFRS-EU, which we refer to as our “Audited Consolidated Annual Accounts”.

Our Audited Consolidated Annual Accounts have been prepared applying:

•

the full consolidation method to our subsidiaries, being all entities over which we have the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights;

•

the proportional consolidation method to joint ventures, being entities in which there are contractual agreements by virtue of which two or more companies (including our Company) hold an interest in companies that undertake operations or hold assets in such a way that any financial or operating decision is subject to the unanimous consent of the parties to such agreements; and

•

the equity method for associates, being all entities (other than joint ventures) over which we have significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Other investments in our portfolio, other than certain derivative instruments, are recorded on our balance sheet as available-for-sale financial assets (see Note 8 to our audited consolidated annual accounts as of and for the year ended 31 December 2008 for further information regarding our available-for-sale financial assets as of 31 December 2008).

For further information regarding the basis on which we accounted under IFRS-EU for each of our subsidiaries, joint ventures and associates as of and for each of the years ended 31 December 2008, 2007 and 2006, and for the main changes in the scope of consolidation during such years, please refer to Note 2 and the Appendix to our audited consolidated annual accounts for the relevant year.

Audited Consolidated Annual Accounts of Unión Fenosa

In addition to our Audited Consolidated Annual Accounts, we have also included in this offering memorandum the audited consolidated annual accounts of Unión Fenosa as of and for each of the years ended 31 December 2008, 2007 and 2006, prepared in accordance with IFRS-EU, which, taken together, we refer to as the “Unión Fenosa Audited Consolidated Annual Accounts”.

All information relating to Unión Fenosa presented in this offering memorandum, including but not limited to Unión Fenosa financial, non-financial and operating data, has been extracted exclusively from publicly available information, including information available on Unión Fenosa’s website (www.unionfenosa.com) and information publicly filed by Unión Fenosa with the CNMV. We were not involved in the preparation of such information and cannot, therefore, confirm its accuracy, completeness or veracity. Investors are cautioned that such information may contain errors and does not purport to be complete. Complete information regarding Unión Fenosa’s businesses, financial condition, results of operations and management rests only within the knowledge of Unión Fenosa and is unknown and not available to us as of the date of this offering memorandum.

Moreover, any information regarding Unión Fenosa that has not been publicly disclosed by Unión Fenosa may have resulted in material changes to the adjustments and assumptions used in the Unaudited Consolidated Pro Forma Financial Information, included elsewhere in this offering memorandum, had we been aware of such information when we prepared the Unaudited Consolidated Pro Forma Financial Information.

Unaudited Consolidated Pro Forma Financial Information

In addition to our Audited Consolidated Annual Accounts and the Unión Fenosa Audited Consolidated Annual Accounts, we have also included in this offering memorandum our unaudited consolidated pro forma income statement and balance sheet as of and for the year ended 31 December 2008, which we refer to as our “Unaudited Consolidated Pro Forma Financial Information”.

We have included this financial information to illustrate, on a pro forma basis, how our consolidated balance sheet at 31 December 2008 and our consolidated income statement for the year ended 31 December 2008 might have been affected by our acquisition of the entire share capital of Unión Fenosa, assuming that such acquisition had been completed on:

•	31 December 2008, for the purpose of presenting our unaudited consolidated pro forma balance sheet information as of 31 December 2008; and

•	1 January 2008, for the purpose of presenting our unaudited consolidated pro forma income statement information for the year ended 31 December 2008.

For further information in relation to our takeover offer for Unión Fenosa and our related acquisitions of shares of Unión Fenosa, see “Our Acquisition of Unión Fenosa”.

The financial information, the basis used to prepare, and the assumptions underlying and adjustments applied to, the Unaudited Consolidated Pro Forma Financial Information are described in the notes to the Unaudited Consolidated Pro Forma Financial Information included elsewhere in this offering memorandum.

The Unaudited Consolidated Pro Forma Financial Information presented in this offering memorandum is based on estimates and assumptions that are preliminary and on publicly available information on Unión Fenosa. It has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation that does not purport to represent, and may not give a true picture of, the actual financial condition and results of operations of the Enlarged Group that would have been achieved if we had acquired the entire issued share capital of Unión Fenosa on 31 December 2008 or 1 January 2008, as the case may be. Moreover, the Unaudited Consolidated Pro Forma Financial Information does not purport to project the financial condition or results of operations of the Enlarged Group as of any future date or for any future period. Accordingly, investors are cautioned not to place undue reliance on the Unaudited Consolidated Pro Forma Financial Information.

The Unaudited Consolidated Pro Forma Financial Information does not constitute, and should not be relied upon as constituting, a complete set of financial statements. For a proper interpretation of the Unaudited Consolidated Pro Forma Financial Information, it must be read together with our Audited Consolidated Annual Accounts and the Unión Fenosa Audited Consolidated Annual Accounts.

The Unaudited Consolidated Pro Forma Financial Information has been prepared in accordance with European Commission Regulation (EC) Nº 809/2004 and with the content of the recommendation issued by CESR for the consistent implementation of the aforementioned Regulation (CESR/05-054b). The Unaudited Consolidated Pro Forma Financial Information has not, however, been prepared in accordance with the requirements of Article 11 of Regulation S-X under the U.S. Exchange Act.

Investors should read the risk factors relating to the Unaudited Consolidated Pro Forma Financial Information set forth under “Risk Factors—Risks Relating to our Takeover Offer for, and our Intended Integration of, Unión Fenosa”.

Segment Reporting

Primary Segment Reporting—Business Segments

Our primary reportable segments are as follows:

•

Gas Distribution. This business segment comprises our regulated gas activities, including regulated gas distribution and transportation and TPA to our natural gas assets and infrastructure (principally our secondary pipeline network and gas distribution networks), and non-regulated activities related to distribution such as meter rentals and customer connections.

Regulated gas distribution includes all sales to customers in jurisdictions where the natural gas market has not been deregulated, such as Latin America, and customers in jurisdictions where the natural gas market has been partially deregulated but who have chosen to remain in the regulated market. Until 30 June 2008, when the regulated market in Spain was abolished, this segment included tariff-based gas sales to consumers in the Spanish regulated market. From 1 July 2008 onwards, all of our gas sales in Spain are recorded within our Wholesale & Retail segment (see below). For further information on the deregulation of the Spanish natural gas market, see “Regulation”, and for a discussion of the impact of deregulation on the comparability of the historic financial information included elsewhere in this offering memorandum, see “—Key Factors Affecting the Comparability of Financial Information—Key Factors Affecting the Comparability of the Historic Financial Periods—Deregulation of the Spanish gas market”.

•

Electricity. This business segment includes the generation of electricity through CCGT plants, cogeneration projects and wind farms in Spain, Puerto Rico and, for 2008 only (as a result of our acquisition of five CCGT plants in December 2007), Mexico, and the commercialisation of electricity in Spain to customers in the deregulated market.

•

Wholesale & Retail. Our Wholesale & Retail business segment includes the commercialisation of natural gas to wholesale and retail customers in the deregulated market in Spain (including the ‘last resort’ supply from 1 July 2008), as well as the provision of gas-related products and services in Spain. In addition, Wholesale & Retail includes sales of natural gas to wholesalers outside of Spain.

•	Upstream & Midstream.

•	Upstream. Upstream activities include gas exploration and production activities, gas transportation from the moment gas is extracted in gaseous form until it reaches the liquefaction plant.

•	Midstream. Midstream activities include sea transportation of LNG from liquefaction plants to regasification plants, the operation of parts of the Europe-Maghreb gas pipeline and natural gas storage.

•	Other. These activities include additional information and corporate services and activities related to fibre optics.

The following tables present a breakdown of our sales and operating income by business and geographic segment for each of the years ended 31 December 2008, 2007 and 2006.

	Year ended 31 December 2008
	Gas distribution				Electricity				W&R	UP& MID	Other	Total
	Spain	Latin America	Italy	Total	Spain	Mexico	Puerto Rico	Total
	(€ in millions)
Total segment sales	1,711	2,531	164	4,406	1,898	671	149	2,718	8,220	284	167	15,795
Inter-segment sales	(993)	—	—	(993)	(461)	—	—	(461)	(504)	(157)	(136)	(2,251)

Consolidated total sales	718	2,531	164	3,413	1,437	671	149	2,257	7,716	127	31	13,544

EBITDA(1)	886	467	36	1,389	366	97	53	516	465	185	9	2,564
Depreciation and amortisation	(303)	(94)	(27)	(424)	(98)	(63)	(18)	(179)	(8)	(49)	(66)	(726)
Debtors provisions and others	(10)	(10)	(1)	(21)	(6)	—	—	(6)	(19)	—	2	(44)

Operating income	573	363	8	944	262	34	35	331	438	136	(55)	1,794

	Year ended 31 December 2007
	Gas distribution				Electricity			W&R	UP& MID	Other	Total
	Spain	Latin America	Italy	Total	Spain	Puerto Rico	Total
	(€ in millions)
Total segment sales	2,116	1,766	151	4,033	1,127	144	1,271	6,037	259	154	11,754
Inter-segment sales	(541)	—	—	(541)	(87)	—	(87)	(756)	(151)	(126)	(1,661)

Consolidated total sales	1,575	1,766	151	3,492	1,040	144	1,184	5,281	108	28	10,093

EBITDA(1)	863	425	35	1,323	279	59	338	446	158	12	2,277
Depreciation and amortisation	(285)	(94)	(24)	(403)	(79)	(18)	(97)	(8)	(46)	(97)	(651)
Debtors provisions and others	(6)	(18)	(9)	(33)	(5)	—	(5)	(10)	(6)	(5)	(59)

Operating income	572	313	2	887	195	41	236	428	106	(90)	1,567

	Year ended 31 December 2006
	Gas distribution				Electricity			W&R	UP& MID	Other	Total
	Spain	Latin America	Italy	Total	Spain	Puerto Rico	Total
	(€ in millions)
Total segment sales	2,154	1,557	138	3,849	1,348	159	1,507	6,346	285	146	12,133
Inter-segment sales	(541)	—	(12)	(553)	(66)	—	(66)	(881)	(163)	(122)	(1,785)

Consolidated total sales	1,613	1,557	126	3,296	1,282	159	1,441	5,465	122	24	10,348

EBITDA(1)	812	386	30	1,228	259	63	322	220	181	(39)	1,912
Depreciation and amortisation	(273)	(91)	(28)	(392)	(77)	(18)	(95)	(7)	(47)	(51)	(592)
Debtors provisions and others	(12)	(24)	(2)	(38)	(3)	—	(3)	(16)	—	—	(57)

Operating income	527	271	—	798	179	45	224	197	134	(90)	1,263

Note:

(1)	EBITDA is calculated as operating income, plus depreciation and amortisation and operating provisions. See “Presentation of Financial Information—Unaudited Management Measures”.

Key Factors Affecting the Comparability of Financial Information

As a result of the following factors, the financial information for each period discussed in this offering memorandum may not be directly comparable with the financial information for any other financial period discussed herein or for future financial periods.

Key Factors Affecting the Comparability of the Historic Financial Periods

Acquisition of CCGT plants and gas pipeline in Mexico. On 27 December 2007, we acquired four CCGT plants and a gas pipeline owned by Electricité de France, Société Anonyme (“EDF”), and a fifth CCGT plant owned by EDF and the Mitsubishi Corporation, with a combined generation capacity of 2,233 MW in Mexico. The assets acquired included the 495 MW Central Anáhuac power plant (Rio Bravo II), the 495 MW Central Lomas del Real power plant (Rio Bravo III), the 500 MW Central Vallehermoso power plant (Rio Bravo IV), the 495 MW Electricidad Águila de Altamira power plant (Altamira II), the 248 MW Central Saltillo power plant, as well as the 54-kilometre Gasoducto del Río gas pipeline that supplies two of these installations, among others.

As described in further detail in Note 32 to our audited consolidated annual accounts as of and for the year ended 31 December 2007, the aggregate purchase consideration for these acquisitions was €1,010 million and, as of 31 December 2007, the fair value of the net assets acquired was €923 million, with €87 million being attributed to goodwill. The fair value of the property, plant and equipment was determined on the basis of the current value of the expected cash flows from the power purchase agreements (“PPAs”) with the Mexican Federal Electricity Commission (Comisión Federal de Electricidad de México), which have a duration of 25 years as from the date on which each plant begins operating commercially.

Our CCGT plants in Mexico contributed €671 million and €34 million to sales and operating profit in 2008, respectively. The acquisition of these generation assets in Mexico resulted in an increase in our net financial debt to €3,689 million as of 31 December 2007. The results of operations of our CCGT plants in Mexico and the effect of the increase in our total consolidated net debt are fully reflected in our audited consolidated annual accounts as of and for the year ended 31 December 2008, but had a negligible impact on our consolidated results of operations for the year ended 31 December 2007 (being consolidated for only the last four days of such year) and no impact on our consolidated results of operations for the year ended 31 December 2006.

Acquisition of stakes in Unión Fenosa. On 30 July 2008, we signed an agreement with the ACS Group to acquire the ACS Stake at a price of €18.33 per share in cash, less the gross amount of any dividend paid, or any capital distribution made, to Unión Fenosa shareholders prior to the acquisition of such stake.

Pursuant to the terms of such agreement, we initially acquired, on 6 August 2008, part of the ACS Stake comprising a 9.99% stake in Unión Fenosa (91,403,796 shares) for a total purchase price of approximately €1,675 million. The acquisition of this 9.99% stake was funded entirely through bank debt under the Acquisition Facilities (described below) and resulted in the cash payment of certain fees due to the mandated lead arrangers.

In addition, on 12 December 2008, we entered into an agreement with Caixanova to acquire the Caixanova Stake at a price of €18.00 per share in cash. Caixanova transferred the 43,106,409 shares to us as of 12 December 2008 but, as of 31 December 2008, no amounts had been paid by us in respect of the Caixanova Stake. As of the date of this offering memorandum, we have paid €350 million of the total consideration of €776 million and the balance of the consideration, €426 million, is to be paid on the third exchange business day following publication of the results of the Offer or 30 April 2009, whichever is earlier.

The 9.99% stake acquired from the ACS Group and the Caixanova Stake were recorded under the line item ‘Non-current financial assets’ as an available-for-sale financial asset in our consolidated balance sheet as of 31 December 2008. However, the balance of the ACS Stake and the other Unión Fenosa shares in respect of which we had a contractual entitlement under the share purchase and equity swap arrangements described in “Our Acquisition of Unión Fenosa” were not recorded on our consolidated balance sheet as of such date.

The following table presents our net borrowings and net equity as of 31 December 2008 and 2007 and our net financial income / (cost) and EBITDA for each of the years then ended.

	As of and for the year ended 31 December
	2008	2007
	(€ in millions, except percentages)
Net borrowings:	4,913	3,689

Long-term borrowings	4,451	3,075
Short-term borrowings	934	1,004
Cash and cash equivalents	(249)	(152)
Derivatives	(11)	(36)
Time deposits	(212)	(202)
Net equity	6,721	6,427

Shareholders of the parent company	6,376	6,070
Minority interests	345	357
Leverage(1)	42.2%	36.5%
Net financial income(2)	(263)	(224)

Financial income	132	72
Finance expense	(419)	(295)
Variations in fair value of financial instruments	17	1
Net translation adjustments	7	(2)
EBITDA(3)	2,564	2,277

Notes:

(1)	Leverage is calculated as net borrowings divided by the sum of net borrowings and net equity.

(2)	Does not include gains on sales of financial instruments.

(3)	EBITDA is calculated as operating income, plus depreciation and amortisation and operating provisions. See “Presentation of Financial Information—Unaudited Management Measures”.

Our net borrowings increased by €1,224 million, or 33.2%, from €3,689 million as of 31 December 2007 to €4,913 million as of 31 December 2008, while our EBITDA increased by €287 million or 12.6% to 2,564 million over the same period, which resulted in a leverage ratio of 42.2% as of 31 December 2008, compared with 36.5% as of 31 December 2007, and a net borrowings / EBITDA ratio of 1.9 times as of 31 December 2008, compared with 1.6 times as of 31 December 2007. In line with this increase in our net borrowings, our net financial expense (not including gains on sales of financial instruments) for the year ended 31 December 2008 was €263 million, an increase of €39 million, or 17.4%, compared with the prior year. Accordingly, as of 31 December 2008 our interest cover, calculated as EBIDTA divided by our net finance cost (excluding gains on sales of financial instruments), was 9.7 times, compared with 10.1 times as of 31 December 2007.

The effect of these increases in our consolidated net borrowings and net financial expense on our financial condition and results of operations is reflected in our audited consolidated annual accounts as of and for the year ended 31 December 2008, but not in those for prior years.

Deregulation of the Spanish gas market. Law 12/2007, of 2 July 2007, which modified the Hydrocarbons Sector Act, completed the deregulation of the Spanish gas market commenced in 1998, incorporating into Spanish law the provisions of EU Directive 2003/55/EC and EU Directive 98/30/EC. In particular, it provided that, as from 1 July 2008, natural gas would be supplied exclusively by commercialisers, eliminating the regulated tariff-based supply from natural gas distributors. Accordingly, from 1 July 2008 onwards, we ceased to record sales of natural gas in Spain within our Gas Distribution segment, and instead began recording our natural gas sales in Spain within our Wholesale & Retail segment. Therefore, the breakdown of our results of operations by business segment for the year ended 31 December 2008 will not be fully comparable with such segment breakdowns for each of the years ended 31 December 2007 and 2006 or future years.

Key Factors Affecting Comparability with Future Financial Periods

Integration of Unión Fenosa. If we successfully complete our Offer, our intention is to achieve the complete integration of Unión Fenosa and its subsidiaries within our Group to form an international energy group with a significant presence across all stages of the gas and electricity value chains. The operative integration of both groups may entail a merger between the parent companies of each corporate group and we anticipate that Gas

Natural SDG would be the surviving entity of any such merger. As of the date of this offering memorandum, no decision has been taken as to the form that any such merger might take or its timing, although we have initiated certain preparatory steps, and we anticipate that we would seek to implement any such merger as soon as reasonably practicable following completion of the Offer. After the Offer, Unión Fenosa’s operational and financial results will be fully consolidated with ours, which will affect the comparability of financial information for future financial periods with the financial periods discussed in this offering memorandum.

The following table presents the consolidated income before taxes, income tax expense, net income, net income per share and average number of shares in issue of Gas Natural, Unión Fenosa and, on a pro forma basis, the Enlarged Group, in each case, for the year ended 31 December 2008.

	Year ended 31 December 2008
	Actual		Enlarged Group
Unaudited consolidated pro forma income statement data	Gas Natural	Unión Fenosa	Pro forma adjustment	Pro forma
	(€ in millions)
			(unaudited)
Income before taxes	1,551	1,658	(839)	2,370
Income tax expense	(379)	(441)	240	(580)

Net income for the period from continued operations	1,172	1,217	(599)	1,790
Net income for the period from discontinued operations	—	53	—	53

Consolidated income for the period	1,172	1,270	(599)	1,843

The following table presents the total assets and total net equity and liabilities of Gas Natural, Unión Fenosa and, on a pro forma basis, the Enlarged Group, in each case, as of 31 December 2008.

	As of 31 December 2008
	Actual		Enlarged Group
Unaudited consolidated pro forma balance sheet data	Gas Natural	Unión Fenosa	Pro forma adjustment	Pro forma
	(€ in millions)
			(unaudited)
Assets
Non-current assets	14,806	16,227	8,904	39,937
Current assets	3,959	3,122	(74)	7,007

Total assets	18,765	19,349	8,830	46,944

Net equity and liabilities
Net equity	6,721	6,513	(1,764)	11,470
Non-current liabilities	6,914	8,466	11,428	26,808
Current liabilities	5,130	4,370	(834)	8,666

Total net equity and liabilities	18,765	19,349	8,830	46,944

The Unaudited Consolidated Pro Forma Financial Information for the Enlarged Group has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation that does not purport to represent, and may not give a true picture of, the actual financial condition and results of operations of the Enlarged Group that would have been achieved if we had acquired the entire issued share capital of Unión Fenosa on 1 January 2008 or 31 December 2008, as the case may be. They have been derived from, and should be read together with, our Unaudited Consolidated Pro Forma Financial Information included elsewhere in this offering memorandum. The financial information and the basis used to prepare the assumptions underlying, and the adjustments applied to, the Unaudited Consolidated Pro Forma Financial Information are described in the notes to the Unaudited Consolidated Pro Forma Financial Information.

In addition, the factors affecting Unión Fenosa’s results of operations, as well as any new factors that may arise from the integration of the operations of Gas Natural and Unión Fenosa, will form part of the factors that will affect the Enlarged Group’s future results of operations.

Acquisition financing. On 7 August 2008, we entered into the Acquisition Facilities Agreement in relation to the financing of the Offer. The Acquisition Facilities Agreement, as amended, comprises the following term loan tranches:

Tranche	Aggregate commitments(1)
A1	€5,940 million	(2)
A2	€5,940 million	(2)
B	€3,500 million
C1	€1,780 million	(2)
C2	€800 million	(3)
D1 to D5	€300 million	(3)

Total	€18,260 million

Notes:

(1)	Reflects the aggregate commitments presently available for drawdown following the cancellations of commitments described in notes 2 and 3 below.

(2)	On 24 December 2008, we voluntarily cancelled commitments of €240 million under the Acquisition Facilities. €60 million was cancelled under each of Tranches A1 and A2 and a further €120 million was cancelled under Tranche C1.

(3)	On 3 November 2008, we voluntarily cancelled commitments of €500 million under Tranche C2, reducing the original commitment from €1,600 million to €1,100 million. On 12 December 2008, a further principal amount of €300 million was transferred from Tranche C2 to five new tranches—Tranches D1 to D5—pursuant to an amendment to the Acquisition Facilities Agreement.

Tranches A1 and A2 of the Acquisition Facilities have been used to fund our acquisition of the ACS Stake and our initial payment for the Caixanova Stake. All of the tranches of the Acquisition Facilities, other than Tranche C2 and the D Tranches, will also be used (i) to fund our acquisition of Unión Fenosa shares from Caja Navarra and the physical settlement of the equity swap arrangements in respect of Unión Fenosa shares (both described in “Our Acquisition of Unión Fenosa—Our Acquisition of Unión Fenosa Shares”), (ii) to fund the acquisition of Unión Fenosa shares tendered in the Offer, and (iii) to refinance certain existing debt of the Gas Natural Group (subject to a cap of €700 million). Tranche C2 and the D Tranches may only be used to refinance certain existing debt of the Unión Fenosa Group up to the aggregate principal amount of those tranches of €1,100 million.

See “Our Acquisition of Unión Fenosa—Sources of Funds—Acquisition Facilities”.

Pro forma impact of the Acquisition Facilities. Based on the assumptions described in the notes to the Unaudited Consolidated Pro Forma Financial Information included elsewhere in this offering memorandum, the Enlarged Group would, on a pro forma basis, have had consolidated non-current borrowings of €21,397 million as of 31 December 2008 and the finance expense of the Enlarged Group would, on a pro forma basis, have been €1,617 million for the year ended 31 December 2008. These pro forma figures are based on the actual consolidated non-current borrowings of €4,451 million and €5,518 million of Gas Natural and Unión Fenosa, respectively, as of 31 December 2008, and assume additional non-current borrowings of €11,428 million drawn down under the Acquisition Facilities, following mandatory prepayment of the Acquisition Facilities using the estimated net proceeds of the assumed capital increase.

The following table presents the actual consolidated non-current borrowings and finance expense of Gas Natural, Unión Fenosa and, on a pro forma basis, the Enlarged Group, in each case, as of and for the year ended 31 December 2008.

	As of and for the year ended 31 December 2008
	Actual		Enlarged Group
	Gas Natural	Unión Fenosa	Pro forma adjustment	Pro forma
	(€ in millions)
			(unaudited)
Non-current borrowings	4,451	5,518	11,428	21,397
Finance expense	(419)	(410)	(788)	(1,617)

The Unaudited Consolidated Pro Forma Financial Information for the Enlarged Group has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation that does not purport to represent, and may not give a true picture of, the actual financial condition and results of operations of the Enlarged Group that would have been achieved if we had acquired the entire issued share capital of Unión Fenosa on 1 January 2008 or 31 December 2008, as the case may be. They have been derived from, and should be read together with, our Unaudited Consolidated Pro Forma Financial Information included elsewhere in this offering memorandum. The financial information, and the basis used to prepare the assumptions underlying, and the adjustments applied to, the Unaudited Consolidated Pro Forma Financial Information are described in the notes to the Unaudited Consolidated Pro Forma Financial Information.

Exercise of the market flex. A significant portion of our cash flows must be used to service our payment obligations under the Acquisition Facilities. Furthermore, the total costs under the Acquisition Facilities may be increased, pursuant to a ‘market flex’ provision, up to certain agreed limits by the mandated lead arrangers if they consider it advisable in order to enhance the prospects of a successful syndication. The market flex may be exercised until the earlier of (i) the date on which the commitment of each mandated lead arranger in the Acquisition Facilities does not exceed €1,000m, (ii) the date on which the mandated lead arrangers notify Gas Natural that general syndication of the Acquisition Facilities is completed, and (iii) the date falling four months after settlement of the Offer.

As a result of the current adverse conditions in the credit markets, a partial increment in the margins and fees has already taken place and, as of the date of this offering memorandum, no assurance can be given that further increments will not be required to improve the prospects of syndication. Furthermore, as these margins are linked to our long-term credit rating, a rating downgrade would result in an increase in the margins payable under the Acquisition Facilities. Any further increase in the margins and/or fees would have a negative impact on the available cash flow and operational results of our Group to the extent that such increase cannot be offset, and any such impact could further affect the comparability of our results of operations for future financial periods.

See “Risk Factors—Risks Relating to our Financing of the Offer—Market flex provisions may increase our payment obligations under the Acquisition Facilities”.

Repayment of the short-term tranches. Tranches A1, D1, A2 and D2 of the Acquisition Facilities, with an aggregate principal amount (following the cancellations of principal amount described above) of approximately €12,078 million, must be fully repaid by 6 February 2010. We have, however, the option to extend the maturity date for Tranches A2 and D2 by one year by accepting a 0.10% increase in the margin for these tranches. It is intended that each of these tranches will be repaid in full using cash generated from ordinary operations, the net proceeds of the rights offering, the issue of debt market instruments and the sale of assets, which may include the divestiture of certain significant assets. We cannot predict with certainty the impact of any such debt issues or sales of assets on the future results of operations and financial condition of the Enlarged Group.

Key Factors Affecting Our Results of Operations

Our results of operations are affected by a number of factors, including the following:

Regulatory Framework

We and our operating subsidiaries are subject to extensive regulation in the natural gas and electricity sectors, and gas distribution, our principal activity in terms of operating profit, is regulated in most of the jurisdictions in which we operate. Our gas distribution activities represented 32.5%, 40.0% and 37.2% of our total sales and 52.6%, 56.6% and 63.2% of our operating profit for each of the years ended 31 December 2008, 2007 and 2006, respectively.

The laws and regulations applicable to the natural gas and electricity sectors in the countries in which we operate are typically subject to periodic governmental review, and the regulatory regimes in force in those countries could be modified, perhaps significantly, following any such review. Any such modifications could impact the remuneration we obtain from our gas and electricity activities, the costs that we are permitted to claim as operating costs and our capital expenditures, raw material costs, cost reduction incentives and efficiency factors, among other things.

See “Risk Factors—Risks Related to Our Business—Our operations are subject to extensive regulation, and our ability to comply with existing regulations or requirements or changes in applicable regulations or requirements may have an adverse effect on our business, prospects, financial condition and results of operations”.

In Spain, for example, where our Gas Distribution business represented 31.9%, 36.5% and 41.7% of our operating profit for each of the years ended 31 December 2008, 2007 and 2006, respectively, the integrated remuneration system established in 2002 has been designed to allow the recovery, through the charging of tariffs and tolls, of investments made in the natural gas pipeline network, as well as the recovery of costs incurred in gas distribution activities. These tariffs and tolls are updated annually to take account of, among other things, market growth and increases in living costs and are adjusted by certain required efficiency factors. The remuneration for regulated gas distribution activities increased by 5.2% in 2008 compared with 2007 and by 5.4% in 2007 compared with 2006.

In Spain, pricing with respect to our electricity and gas supply activities has been deregulated in recent years and, as of 1 July 2008, the gas tariffs, which applied to gas supplies to the tariff-based or regulated market (representing a significant proportion of the residential and commercial markets in Spain), were abolished and a so-called ‘last resort’ tariff was introduced in lieu of the regulated tariffs. The ‘last resort’ tariff has been developed with the Spanish residential market in mind, establishing a maximum price payable in the deregulated market by certain consumers with an annual consumption not exceeding the established maximum (which is set to decrease in future years). The same deregulation process is envisaged for the Spanish electricity sector, with a ‘last resort’ tariff set to be introduced. See “Regulation”.

These changes in the regulatory framework in Spain, as well as any future regulatory changes or decisions in Spain and the other markets in which we operate, could have a material impact on our future results of operations. In addition, it is foreseeable that our acquisition of, and integration with, the Unión Fenosa Group, described in “Our Acquisition of Unión Fenosa”, will increase our exposure and susceptibility to regulatory changes in the electricity sector in Spain and the other countries in which the Unión Fenosa Group has operations.

Crude Oil and Natural Gas Prices

A significant portion of our expenses relate to the purchase of natural gas for commercialisation in the regulated and deregulated markets in which we operate and for fuelling our CCGT plants for electricity generation. Energy purchases represented 65.7%, 60.9% and 66.4% of our total sales in each of the years ended 31 December 2008, 2007 and 2006, respectively.

Volatility in the prices of crude oil and crude oil derivatives affect our results of operations due to the common practice of indexing natural gas purchase and sale contracts to crude oil benchmarks. The year 2008 saw a significant increase in the prices of oil and its derivatives and in the volatility of such prices. The average price of a barrel of Brent crude oil rose by 34.4% to $97.26 in 2008 from $72.39 in 2007 and by 11.3% from $65.14 in 2006 (source: BP Trading Conditions Update—Crude oil and natural gas markers archive). The general deterioration in the global economy has resulted in a sharp correction in the price of crude oil, with the average price of a barrel of Brent crude oil falling to $55.48 during the last three months of 2008 (source: BP Trading Conditions Update—Crude oil and natural gas markets archive). Natural gas prices are also influenced by geopolitical factors, including but not limited to, increased demand in China and India and the uncertainty of supply associated with the continuing political instability in certain parts of the Middle East.

We look to apply prudent management techniques to our commercialisation activities with a view to minimising our exposure to fluctuations in the price of commodities and the evolution of the energy markets. However, in times of increased volatility, as seen in the last 12 months, we may not be able to fully mitigate sharp or significant corrections in energy prices. Our exposure to such corrections could, to the extent we are unable to hedge our exposure effectively, have a material adverse effect on our financial condition and results of operations.

The prices for such commodities have historically fluctuated and we do not know if prices will remain within projected levels. Variations in the price of natural gas could have a material adverse effect on our results of operations to the extent we are not able to pass on such variations to our gas and electricity customers or otherwise to offset such variations through hedging arrangements and other risk management techniques. See “—Market Risk” below for more information on how we seek to manage risks associated with variations in the prices of the key commodities we use in our operations.

Interest Rates and Exchange Rates

Our results of operations are affected by certain market risks in the normal course of business, including the impact of interest rate changes and foreign currency exchange rate fluctuations.

Fluctuations in interest rates modify the fair value of our assets and liabilities that accrue a fixed interest rate and the cash flows from assets and liabilities pegged to a floating interest rate, and accordingly, affect our equity and profitability, respectively. As of 31 December 2008, 73.3% of our net debt was subject to a fixed rate, with the remaining 26.7% on a floating rate, taking into account the hedges structured through derivatives. The objective of our interest rate risk management policies is to balance fixed and floating rate borrowings with a view to reducing the costs of our financial indebtedness within established parameters. Our floating rate debt is principally subject to fluctuations in EURIBOR, LIBOR and the reference rates in Mexico (“TIIE”), Brazil (“CDI”), Colombia (“DTF”) and Argentina (“BADLAR”) and we look to limit our exposure to interest rate movements through the use of fixed rate debt financing and hedging activities.

The table below sets forth the average 1-month and 3-month EURIBOR and LIBOR rates for the periods indicated.

	EURIBOR		LIBOR
Interest rates	1-month	3-month	1-month	3-month
Year ended 31 December 2007	4.080%	4.278%	5.247%	5.297%
Year ended 31 December 2008:	4.276%	4.644%	2.683%	2.928%
Three months ended 31 March 2008	4.425%	4.476%	3.310%	3.289%
Three months ended 30 June 2008	4.409%	4.859%	2.592%	2.752%
Three months ended 30 September 2008	4.539%	4.982%	2.621%	2.908%
Three months ended 31 December 2008	3.919%	4.242%	2.231%	2.771%

Source:	Bloomberg.

Variations in exchange rates can affect the value of, among other things, our earnings and borrowings denominated in currencies other than our functional currency (the euro) and our operations in non-euro currencies. As of 31 December 2008, €1,076 million or 20.0% of our borrowings was denominated in non-euro currencies, predominately U.S. dollars, Brazilian reais and Mexican pesos, and, in the year then ended, approximately a quarter of our total sales derived from our operations in Latin America, Puerto Rico and the Europe-Maghreb pipeline, which generate non-euro revenues. Fluctuations in the exchange rates between the euro and the U.S. dollar, the currency in which our gas purchase obligations are denominated or indexed, can also affect our consolidated results of operations. To mitigate our exposure to foreign exchange risk, we look to finance our investments in local currency and seek to align costs and revenues indexed in U.S. dollars, as well as the amounts and maturities of assets and liabilities arising from operations denominated in non-euro currencies.

While we actively manage the above risks with a view to minimising their impact on our results of operations, changes in interest rates and exchange rates may nevertheless have a material impact on our results of operations. For a more detailed description of our risk management policies in respect of certain market risks, including interest rate and exchange rate risk, see “—Market Risk” below.

Seasonality

Our operations are subject to seasonal variation, which can sometimes be significant. For example, our supply and trading operations in Europe generally experience higher demand during the cold weather months of October through March and lower demand during the warm weather months of April through September, whereas in the Southern Hemisphere the effect is broadly reversed. This seasonality is partially compensated by increasing demand for natural gas for industrial use, which is generally more stable throughout the year, and increased electricity generation during the warmer months due primarily to greater consumer use of air conditioning and other cooling systems. As a result of these seasonal patterns, our sales and results of operations may be higher in the first and fourth quarters and lower in the second and third quarters.

Conversely, the demand for electricity tends to be higher during the warmer summer months in Spain, especially July and August, and consequently the sales and results of operations of our Electricity segment are higher in the summer. Our results of operations in the Electricity segment are also dependent on rainfall in Spain, with our CCGT plants increasing their activity to compensate for the shortfall of hydroelectricity generation during periods with reduced rainfall, resulting in greater demand for natural gas and higher electricity pool prices.

Trends

Impact of the deregulation of the Spanish gas market. The liberalisation of the natural gas market in Spain has resulted in the transfer of customers from the regulated market to the deregulated market and a reduction in our market share.

From 1 January 2003, any natural gas consumer was permitted to choose to remain in the regulated market, purchasing natural gas from the local distributor, or to switch to the deregulated market, purchasing natural gas from a commercialiser. On 1 July 2008, the deregulation of the Spanish gas market, which commenced in 1998, was completed with the elimination of the regulated tariff-based supply from natural gas distributors. Those domestic consumers that have not specifically chosen a gas supply company are presently being supplied by so-called ‘last resort’ suppliers. The maximum ‘last resort’ tariffs are established by the Spanish government.

According to the CNE, sales of natural gas in the regulated market in Spain as a percentage of total sales of natural gas in Spain decreased from 14.2% in 2006 to 4.3% in 2008. In 2008, sales of natural gas in the regulated market in Spain amounted to 19,353 GWh, compared with 47,084 GWh for the year ended 31 December 2007 and 55,493 GWh for the year ended 31 December 2006, and sales of natural gas in the deregulated market in Spain amounted to 431,763 GWh for 2008, compared with 360,580 GWh for the year 2007 and 336,127 GWh for the year 2006 (source: CNE Energy Sector Reports 2007 and 2008 and CNE Quarterly Report, fourth quarter of 2008). Due to the intense competition in the deregulated gas market in Spain, our market share has fallen to 43.7% in 2008, compared with 46.5% in 2007, according to data published by the CNE.

Increase in demand for natural gas in Spain. Demand for natural gas in Spain has grown in each of 2008, 2007 and 2006, primarily due to increased capacity in CCGT electricity generation, expansion of the gas distribution network and general economic growth. According to Sedigas, demand for natural gas increased from 391 TWh in 2006 to 408 TWh in 2007 (a 4.3% increase on 2006) and to 449 TWh in 2008 (a 10.1% increase on 2007). Sedigas has also reported that natural gas demand for CCGT electricity generation increased from 135 TWh in 2006 to 142 TWh in 2007 (a 5.5% increase on 2006) and to 188 TWh in 2008 (a 32.0% increase on 2007). Increase in demand for natural gas for CCGT electricity generation has predominantly driven growth in demand over the three years ended 31 December 2008. Gas consumption for electricity generation represented 41.8% of gas consumption in 2008 (source: Sedigas).

Stronger growth in Latin America. Our gas distribution activities in Latin America have, during the financial periods under discussion in this offering memorandum, grown at a greater rate than our distribution activities in Spain. In our last financial year, total sales of our gas distribution activities in Latin America increased by 43.3% from €1,766 million in 2007 to €2,531 million in 2008, whilst total sales of our gas distribution activities in Spain declined by €405 million, or 19.1%, from €2,116 million in 2007 to €1,711 million. This stronger growth in Latin America resulted primarily from faster expansion of our gas distribution activities in Latin America than in Spain, due to lower penetration of natural gas and the rapid expansion of our network and customer base in Latin America.

Increased contribution of our electricity segment and deregulation of the Spanish electricity market. When we fully consolidate Unión Fenosa and its subsidiaries within our Group following completion of the Offer, the contribution of our Electricity segment will increase significantly in both Spain and Latin America and we will acquire new operations in the Electricity segment in Portugal. As a result, factors affecting the generation, distribution and trading of electricity in Spain and the other countries in which the Unión Fenosa Group has operations, will have a proportionately greater impact on our results of operations. The Spanish government has announced its intention to deregulate the Spanish electricity market in a similar manner to the deregulation of the Spanish gas market, which was completed in the summer of 2008 (see “Regulation”). We anticipate that any such deregulation would be likely to lead to increased competition in the Spanish electricity market, as consumers transfer from the regulated tariff-based system to the deregulated market and electricity supply from local distributors becomes subject to competition from electricity commercialisers.

See also “—Key Factors Affecting the Comparability of Financial Information—Key Factors Affecting Comparability with Future Financial Periods—Integration of Unión Fenosa” above.

Critical Accounting Policies

Our Audited Consolidated Annual Accounts contain information that is pertinent to the discussion and analysis of our financial condition and results of operations set forth below. The preparation of consolidated financial statements in conformity with IFRS-EU requires our management to make estimates and judgments that affect the reported amounts of assets and liabilities (and the related disclosure of contingent assets and liabilities) at year-end and the reported amounts of sales and expenses during the year. Such estimates and judgments are evaluated based on available information and experience, but actual results could differ, in some cases, significantly, from these estimates under different conditions.

Certain accounting estimates and judgments are considered to be critical if the nature of the estimates and judgments is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates and judgments on our financial condition or results of operations is material.

The following provides a summary of the critical accounting policies and the judgments that are made in the application of those policies. However, the accounting policies discussed below are not meant to be an exhaustive discussion of all of the uncertainties in our financial results that may arise from the application of all of our accounting policies. Materially different financial results might also arise from the application of accounting policies not summarised below and applied by us from time to time.

Provisions. In general, liabilities are recorded when it is probable that a liability or obligation will give rise to an indemnity or payment. Our management evaluates and estimates the amounts to be settled in the future, including additional amounts relating to income tax, contractual obligations, the settlement of outstanding litigation and other liabilities. These estimates are subject to management’s interpretation of the then-current events and circumstances, projections of future events and estimates of their financial effects.

Calculation of income tax and deferred income tax assets. The calculation of income tax expense requires the interpretation of tax legislation in the jurisdictions in which we operate. The determination of expected outcomes of outstanding disputes and litigation requires the preparation of significant estimates and judgment by our management.

Management assesses the recoverability of deferred income tax assets on the basis of estimates of future taxable income. The recoverability of deferred tax assets ultimately depends, however, on our capacity to generate sufficient taxable income during the periods in which these deferred taxes are deductible.

Revenue and expenses recognition. Revenue from energy sales is recognised when the goods are delivered to the customer based on periodic meter readings and include an estimated accrual for the value of the goods consumed as from the date of the meter reading until the close of the period. Estimated daily consumption is based on historical customer profiles taking into account seasonal adjustments and other factors that can be measured and may affect consumption.

Historically, we have not had to make any material adjustments relating to the amounts recorded as uninvoiced revenues, and we do not expect to have to do so in the future.

Applicable regulations stipulate that an amount equivalent to the assigned emission rights be deducted from energy revenues. The result of this legislation has not, to date, required us to record any significant amounts for the estimates made.

Goodwill. Goodwill is tested annually for impairment. The estimated recoverable value of the cash generating units applied to impairment testing is determined on the basis of the discounted cash flows prepared in accordance with our business plan. The discounted rate used is our average weighted cost of capital.

Management estimates the recoverable value of the CGUs used in the impairment test on the basis of estimated discounted cash flows prepared in accordance with our business plan.

Fair value of derivatives or other financial instruments. The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by our Group is the current bid price.

The fair value of financial instruments that are not traded in an active market is determined through valuation techniques. Our management uses a variety of methods and makes assumptions that are based on the prevailing market conditions at each balance sheet date. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of financial swaps is calculated as the present value of the estimated future cash flows. The fair value of commodity prices derivatives is determined using quoted forward prices at the balance sheet date.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to us for similar financial instruments.

Principal Income Statement Line Items

The following is a brief description of the income and expenses that are included in the line items of our consolidated income statement.

Sales. Sales comprise sales from our operations, including natural gas sales, electricity sales, access to transportation and distribution networks, installation rental, maintenance and management services, transportation services and other revenues and services to customers. See Note 21 to our audited consolidated annual accounts as of and for the year ended 31 December 2008 and Note 24 to our audited consolidated annual accounts as of and for each of the years ended 31 December 2007 and 2006 for a breakdown of our sales during each year.

The main components of sales for each of our business segments consist of the following:

•	Distribution. Distribution includes our tariff-regulated gas activities, namely:

•

Remunerated gas distribution and transportation. We charge tolls and fees for the distribution of gas through our gas pipeline networks. The tolls and fees payable for distribution are regulated and are primarily based on the pressure connection and type of end-customers connected to the relevant section of our network.

•

Regulated gas supply. We sold natural gas to regulated customers in Spain from 1 January 2006 through 30 June 2008 and we sell natural gas to regulated customers in Latin America and Italy at regulated prices. Regulated customers are customers in jurisdictions where the natural gas market has not been deregulated, such as Latin America, or customers in jurisdictions where the natural gas market has been deregulated, but who have chosen to remain in the regulated market. See “Regulation”. The deregulation of the Spanish gas market was completed in the summer of 2008 and, as from 1 July 2008, we no longer distribute natural gas in Spain in the regulated tariff-based system.

•	Electricity. We derive sales from electricity generation activities in Spain, Mexico and Puerto Rico, and commercialisation of electricity in Spain to customers in the deregulated electricity market.

•	Upstream & Midstream. We derive sales from the transportation by sea of LNG and the operation of parts of the Europe-Maghreb gas pipeline.

•

Wholesale & Retail. We sell natural gas in the deregulated market (retail and wholesale) and to wholesale customers internationally and, until 30 June 2008, we also sold natural gas to Enagás in Spain. We also provide certain gas-related products and services in Spain.

•	Other. Other includes our fibre optic cable business, Group-wide information and technology services and other central corporate services.

Procurements. The main components of procurements for each business segment are summarised below. See Note 23 to our audited consolidated annual accounts as of and for the year ended 31 December 2008 and Note 26 to our audited consolidated annual accounts as of and for each of the years ended 31 December 2007 and 2006 for a breakdown of our procurements during each year.

•

Distribution. We purchase natural gas and transportation capacity from gas suppliers and transportation companies to sell to our customers in Latin America and Italy and, until 30 June 2008, we also acquired natural gas and transportation capacity from Enagás to sell to our regulated customers in Spain.

•

Electricity. We purchase natural gas as fuel for electricity generation in Spain, Mexico and Puerto Rico and electricity from the Spanish electricity pool for electricity trading. In addition, we pay TPA fees in respect of our use of third-party assets and infrastructure for the transmission of electricity.

•	Upstream & Midstream. We pay rent for the leasing of our LNG tankers and other expenses associated with their day-to-day operation (including port fees, maintenance costs, etc.).

•

Wholesale & Retail. We purchase natural gas, and transmission capacity, to sell to the deregulated market and wholesale customers internationally. Until 30 June 2008, we also purchased natural gas for sale to the Spanish gas transportation company, Enagás for on-sale in the regulated market.

•

Other. We purchase hardware and software to provide central corporate services and incur information and technology costs, such as data transaction capacity purchases, hardware maintenance and repair costs and professional services.

Other operating income. We also record income from a variety of other sources, including other management income and other income (including income from the provision of technical assistance and other services, lease income and certain indemnity payments). See Note 22 to our audited consolidated annual accounts as of and for the year ended 31 December 2008 and Note 25 to our audited consolidated annual accounts as of and for each of the years ended 31 December 2007 and 2006 for a breakdown of our other income during each year.

Personnel cost. Personnel cost includes all personnel-related costs, primarily wages, salaries, social security and employee benefits (including pension and other post-employment benefit plans). See Note 24 to our audited consolidated annual accounts as of and for the year ended 31 December 2008 and Note 27 to our audited consolidated annual accounts as of and for each of the years ended 31 December 2007 and 2006 for a breakdown of our personnel costs during each year.

Other operating expenses. Other operating expenses primarily comprise repairs and maintenance, mainly on our distribution pipeline network and our CCGT plants, commercial services and advertising, professional services and insurance, local taxes, computer services, leases and supplies. See Note 25 to our audited consolidated annual accounts as of and for the year ended 31 December 2008 and Note 28 to our audited consolidated annual accounts as of and for each of the years ended 31 December 2007 and 2006 for a breakdown of our other operating expenses during each year.

Depreciation and amortisation expenses. Depreciation and amortisation expenses relate to the depreciation of our fixed assets and all finite-life intangible assets (other than goodwill). Goodwill is not amortised but tested annually for impairment and carried at cost less accumulated impairment. See “—Critical Accounting Policies—Goodwill” above. See Notes 5 and 6 to our audited consolidated annual accounts as of and for each of the years ended 31 December 2008 and 2007 and Notes 6 and 7 to our audited consolidated annual accounts as of and for the year ended 31 December 2006 for further information on our depreciation and amortisation expenses.

Release of fixed assets grants to income and others. Release of fixed assets grants to income and others primarily includes the following:

•

Capital grants, which principally relate to agreements with the governments of Spain’s autonomous regions for the gasification of new municipalities and other gas-related investments. Capital grants are stated at the amount granted, once we have complied with the conditions of the grant.

•	Income relating to new connections and branch lines in our natural gas pipeline network that are constructed either to provide gas supply to a municipality or to expand an existing pipeline network.

•

Income from the displacement or extension of sections of our natural gas pipeline network requested by third parties, including customers (for example, to allow works to take place). Such displacements are financed by these third parties.

We recognise capital grants and deferred income in our income statement on a straight-line basis over the useful life of the corresponding asset, thus offsetting the depreciation expense.

When the corresponding asset is replaced, the deferred income from the displacement or extension of the pipeline network financed by third parties is expensed at the carrying value of the assets replaced. The remaining amount of the deferred income is taken to our income statement on a straight-line basis over the useful life of the relevant asset.

Net financial income. Our net financial income / (cost) comprises:

•	our total financial income, comprising dividend income, interest income (interest from loans and financial investments) and other financial income;

•	our total net finance expense, comprising finance expense from borrowings, interest expenses of pension plans and other post-employment benefits and other financial expenses;

•	variations in the fair value of our financial instruments;

•	net exchange gains/losses; and

•	gains on sales of financial instruments, which reflects the difference between the consideration received from the sale of financial instruments and their book value.

See Note 26 to our audited consolidated annual accounts as of and for the year ended 31 December 2008 and Note 29 to our audited consolidated annual accounts as of and for each of the years ended 31 December 2007 and 2006 for a breakdown of our net financial income / (cost) during each year.

Share of profit of associates. This reflects our share in the income or losses of companies consolidated by the equity method. See Note 7 to our audited consolidated annual accounts as of and for each of the years ended

31 December 2008 and 2007 and Note 8 to our audited consolidated annual accounts as of and for the year ended 31 December 2006 for a breakdown of our share of the profits or losses of associates during each year.

Income Tax Expense

The amounts provisioned for taxes are based upon income before taxes as calculated in accordance with applicable tax regulations in Spain and the other jurisdictions in which we operate.

The companies forming our consolidated tax group in Spain as of 31 December 2008 are listed in Note 20 to our audited consolidated annual accounts as of and for the year ended 31 December 2008. Other companies within our Group and resident in Spain, but not within our consolidated tax group, are taxed individually.

The profit for the year of non-Spanish entities within our Group are taxed in each country in which they operate at the prevailing corporate income tax rate. Additionally, in some countries the minimum presumed income tax or asset tax on certain assets and liabilities is recorded. These are taxes that can be computed as payments on account of income tax on the profit that may be generated in the next ten years.

Net Income Attributable to Minority Interests

These amounts reflect the minority interests held by third parties in our consolidated subsidiaries, which decreases our participation in the income or losses of those companies. The main items in this account are the minority shareholders of (i) Europe Maghreb Pipeline, Ltd. (“EMPL”), the operator of certain parts of the Europe-Maghreb gas pipeline, (ii) the sub-group of subsidiaries in Colombia, (iii) Gas Natural BAN, S.A. (“Gas Natural BAN”), (iv) Gas Natural México, S.A. de C.V., and (v) our Brazilian companies, Companhia Distribuidora de Gás do Rio de Janeiro, S.A. (“CEG”) and CEG Rio, S.A. (“CEG Rio”), as well as certain other companies in Spain.

Net Income Attributable to Equity Holders of the Company

These amounts reflect the balance of the net income for the period having deducted the net income attributable to minority interests. Such balance represents the proportion of our net income for the period that is attributable to the equity holders of the Company.

Results of Operations

Year Ended 31 December 2008 compared with the Year Ended 31 December 2007

The following table presents our income statements for the years ended 31 December 2008 and 2007.

	Year ended 31 December
Income statement	2008	% of sales	2007	% of sales	% change 2007-2008
	(€ in millions, except percentages)
Sales	13,544	100.0	10,093	100.0	34.2
Procurements	(9,796)	(72.3)	(6,747)	(66.8)	45.2
Other operating income	58	0.4	51	0.5	13.7
Personnel cost	(338)	(2.5)	(308)	(3.1)	9.7
Other operating expenses	(985)	(7.3)	(901)	(8.9)	9.3
Depreciation and amortisation expenses	(726)	(5.4)	(651)	(6.5)	11.5
Release of fixed assets grants to income and others	37	0.3	30	0.3	23.3

Operating income	1,794	13.2	1,567	15.5	14.5
Net financial income(1)	(249)	(1.8)	(160)	(1.6)	55.6
Profits of companies recorded by the equity method	6	n.m. (2)	8	0.1	(25.0)

Income before taxes	1,551	11.5	1,415	14.0	9.6
Income tax expense	(379)	(2.8)	(359)	(3.6)	5.6

Consolidated net income for the period	1,172	8.7	1,056	10.5	11.0
Attributable to:
Equity holders of the Company	1,057	7.8	959	9.5	10.2
Minority interests	115	0.8	97	1.0	18.6

	1,172	8.7	1,056	10.5	11.0

Notes:

(1)	Includes (i) financial income (€132 million in 2008 and €72 million in 2007), (ii) net finance expense (€419 million in 2008 and €295 million in 2007), (iii) variations in fair value of financial instruments (a gain of €17 million in 2008 and a gain of €1 million in 2007), (iv) net exchange gains/losses (a gain of €7 million in 2008 and a loss of €2 million in 2007), and (v) gain on sales of financial instruments (a gain of €14 million in 2008 and a gain of €64 million in 2007).

(2)	Not meaningful.

Sales. Sales increased by €3,451 million, or 34.2%, to €13,544 million for the year ended 31 December 2008 from €10,093 million for 2007, principally as a result of increased natural gas sales, TPA revenue, electricity sales and revenues from installation rental, maintenance and management services.

The following table presents a breakdown of our consolidated sales for the years ended 31 December 2008 and 2007. Investors should note that we break down our consolidated sales by type of sales and, accordingly, the categories below do not correspond to our business segments discussed under “—Results of Operations by Segment” below.

	Year ended 31 December
Sales	2008	% of sales	2007	% of sales	% change 2007-2008
	(€ in millions, except percentages)
Natural gas sales and access to transportation networks	10,610	78.3	8,316	82.4	27.6
Electricity sales	2,056	15.2	1,117	11.1	84.1
Installation rental, maintenance and management services	534	3.9	368	3.6	45.1
Transportation services	117	0.9	98	1.0	19.4
Other revenues and services to customers	227	1.7	194	1.9	17.0

Total	13,544	100.0	10,093	100.0	34.2

•

Natural gas sales and TPA revenue accounted for 78.3% and 82.4% of sales in 2008 and 2007, respectively. Natural gas sales and TPA revenue increased by €2,294 million, or 27.6%, to €10,610 million in 2008 from €8,316 million in 2007 primarily as a result of a significant increase in the net sales of our Wholesale & Retail activities, which increased to €7,716 million in 2008 from €5,281 million in 2007. These increases were offset by a reduction in the tariff-based sales of our Gas Distribution segment in Spain due to the transfer, on 1 July 2008, of this activity from the distribution companies to the commercialisation companies within our Group, which form part of our Wholesale & Retail segment. Our Gas Distribution segment in Latin America performed strongly in 2008, experiencing a 43.3% increase in net sales to €2,531 million in 2008 from €1,766 million in 2007, primarily due to the contribution from our Brazilian operations. In 2008, we also recorded a 9.9% increase in the volume of TPA sales (measured in GWh) in Spain due to our investments in that country and an increase in customer numbers.

•

Electricity sales accounted for 15.2% and 11.1% of sales in 2008 and 2007, respectively. Net electricity sales increased by €939 million to €2,056 million in 2008 from €1,117 million in 2007. This 84.1% increase was principally attributable to our CCGT plants in Mexico, which we acquired on 27 December 2007, and an increase in the net sales of our electricity business in Spain, which increased by €397 million, or 38.2%, to €1,437 million in 2008 from €1,040 million in 2007 due to increased electricity output and higher electricity prices.

•

Installation rental, maintenance and management services accounted for 3.9% and 3.6% of sales in 2008 and 2007, respectively. Our revenue from installation rental, maintenance and management services increased by €166 million from €368 million in 2007 to €534 million in 2008. This 45.1% increase was largely attributable to the power purchase agreements in respect of our new CCGT plants in Mexico. Pursuant to these agreements, we obtain fixed income for the availability and operation of our CCGT plants during the life of the agreements, and we account for these contracts as operating lease arrangements, recognising the fixed income on a straight-line basis in each financial period until termination of the agreement (independent of any invoicing arrangements we may agree).

Procurements. Procurements accounted for 72.3% and 66.8% of sales in 2008 and 2007, respectively. Procurements increased by €3,049 million, or 45.2%, to €9,796 million for the year ended 31 December 2008 from €6,747 million for 2007. This increase was principally due to an increase of €2,757 million, or 44.9%, in energy purchases to €8,902 million in 2008 from €6,145 million in 2007, mainly as a result of a higher volume of energy purchases to meet the needs of our Wholesale & Retail segment and our Gas Distribution segment in Latin America and to supply our CCGT plants in Spain and Mexico. Our expenses associated with access to transmission networks increased by €308 million, or 75.5%, to €716 million in 2008 from €408 million in 2007. This increase principally resulted from the larger volumes of gas transported through third-party natural gas infrastructure in Latin America to meet the needs of our Gas Distribution business in Latin America and to attend increased electricity sales by our commercialisation activity in Spain. These increases were partially offset by a decrease of €16 million, or 8.2%, in other purchases and stock variation to €178 million in 2008 from €194 million in 2007.

Other operating income. Other operating income increased by €7 million, or 13.7%, to €58 million for the year ended 31 December 2008 from €51 million for 2007. This increase was largely attributable to an increase of €6 million in other management income from connection rights, the provision of technical assistance services, lease income and certain indemnity payments.

Personnel cost. Personnel cost, which accounted for 2.5% of sales in 2008, increased by €30 million, or 9.7%, to €338 million for the year ended 31 December 2008 from €308 million for 2007. This increase was mainly due to an increase of €15 million, or 33.3%, in other costs to €60 million in 2008 from €45 million in 2007, principally reflecting increased employment indemnity payments in 2008, and an increase of €14 million, or 5.7%, in wages and salaries to €258 million in 2008 from €244 million in 2007, reflecting annual wage increases and a 2.2% increase in our average number of employees to 6,932 for 2008 from 6,705 for 2007.

Other operating expenses. Other operating expenses, which accounted for 7.3% of sales in 2008, increased by €84 million, or 9.3%, to €985 million for the year ended 31 December 2008 from €901 million for 2007. This increase was principally due to an increase of €21 million, or 12.4%, in commercial services and advertising costs to €190 million in 2008 from €169 million in 2007, principally attributable to our increased use of commercial services during the year, an increase of €17 million, or 19.8%, in professional and insurance services expenses to €103 million in 2008 from €86 million in 2007, attributable to our increased use of professional services in 2008 and increases in other expenses, including local taxes (which increased by €14 million), repair and maintenance costs (which increased by €7 million) and other costs (which increased by €18 million), in line with the general expansion of our Group.

Depreciation and amortisation expenses. Depreciation and amortisation expenses, which accounted for 5.4% of sales in 2008, increased by €75 million to €726 million for the year ended 31 December 2008 from €651 million for 2007. This 11.5% increase was mainly a result of amortisation expenses associated with investments realised during 2008. These expenses include the amortisation of the five CCGT plants and gas pipeline we acquired in Mexico on 27 December 2007.

Release of fixed assets grants to income and others. Release of fixed assets grants to income and others, which accounted for 0.3% of sales in 2008, increased by €7 million, or 23.3%, to €37 million for the year ended 31 December 2008 from €30 million for 2007.

Operating income. As a result of the foregoing, operating income increased by €227 million, or 14.5%, to €1,794 million for the year ended 31 December 2008 from €1,567 million for 2007. Operating margin, defined as operating income over sales, was 13.2% in the year ended 31 December 2008 and 15.5% for 2007. This decrease in our operating margin resulted primarily from the proportionate increase in our procurement costs in 2008 being greater than the proportionate increase in our net sales for the period. This proportionately greater increase in our procurement costs was largely attributable to increases in the price of crude oil (and its derivates) affecting our energy purchases.

Net financial income. Net financial cost increased by €89 million, or 55.6%, to €249 million for the year ended 31 December 2008 from €160 million for 2007. This increase was principally due to the increase in our consolidated net borrowings to fund the purchase of our electricity generation business in Mexico in December 2007 and a 9.99% stake in Unión Fenosa in August 2008 (see “Our Acquisition of Unión Fenosa”). The sales of non-current assets in 2008 related mainly to the capital gain realised on the sale in July 2008 of our 14.77% shareholding in the Colombian company, Transportadora Colombiana de Gas S.A. ESP for €11 million. The sales of non-current assets in 2007 related mainly to the capital gain on the sale of a 9.38% shareholding in Naturgas Energía Grupo, S.A. for €122 million.

Profits of companies recorded by the equity method. Share of profit of associates decreased by €2 million, or 25.0%, to €6 million for the year ended 31 December 2008 from €8 million for 2007. The share of profit of associates in 2008 mainly arose from our minority interest in certain gas distribution companies, principally Gas Aragón, S.A., and wind generation companies in Spain. The decrease in 2008 was mainly due to the results of operations of the gas distribution company, Gas Aragón, S.A., which suffered a decline of €7 million, or 41.2%, in its net income for the period.

Income before taxes. For the reasons set out above, income before taxes increased by €136 million, or 9.6%, to €1,551 million for the year ended 31 December 2008 from €1,415 million for 2007.

Income tax expense. Income tax expense increased to €379 million for the year ended 31 December 2008 from €359 million for 2007, resulting in a decrease in our effective tax rate to 24.4% in the year ended 31 December 2008 from 25.3% in the year ended 31 December 2007. This decrease in our effective tax rate was attributable to the reduction in the general corporate tax rate in Spain to 30% from the rate of 32.5% which applied to our 2007 financial year.

Consolidated net income for the period. As a result of the factors discussed above, net income for the period increased by €116 million, or 11.0%, to €1,172 million for the year ended 31 December 2008 from €1,056 million for 2007. As a percentage of total sales, net income for the period was 8.7% in the year ended 31 December 2008, compared with 10.5% in 2007.

Net income attributable to minority interests. Net income attributable to minority interests increased by €18 million, or 18.6%, to €115 million in the year ended 31 December 2008 from €97 million for 2007. This increase was principally attributable to income from the subgroup of Colombian companies in which we held a 59.1% stake as of 31 December 2008 and the Brazilian companies, CEG and CEG Rio, in which we held a 54.2% and 59.6% stake, respectively, as of 31 December 2008.

Net income attributable to equity holders of the Company. Net income attributable to equity holders of the Company increased by €98 million, or 10.2%, to €1,057 million in the year ended 31 December 2008 from €959 million for 2007. As a percentage of total sales, net income attributable to equity holders of the Company was 7.8% in the year ended 31 December 2008, compared with 9.5% in 2007.

Results of Operations by Segment

The percentage figures in the tables in this section presenting our results of operations by segment have been calculated using euro figures rounded to the nearest hundred thousand euros, whereas the euro monetary amounts given in the tables themselves have been rounded to the nearest million euros. Accordingly, any discrepancies between the percentages and the corresponding monetary amounts are due to rounding.

Overview

The following tables present, by business and geographical segment, our sales and operating income for the years ended 31 December 2008 and 2007.

	Year ended 31 December
Sales by segment	2008	% of total	2007		% of total		% change 2007-2008
	(€ in millions, except percentages)
Distribution	4,406	32.5	4,033		40.0		9.2
Spain	1,711	12.6	2,116		21.0		(19.1)
Latin America	2,531	18.7	1,766		17.5		43.3
Italy	164	1.2	151		1.5		8.6
Electricity	2,718	20.1	1,271		12.6		113.8
Spain	1,898	14.0	1,127		11.2		68.4
Mexico	671	5.0	n.m.	(1)	n.m.	(1)	n.m.	(1)
Puerto Rico	149	1.1	144		1.4		3.5
Upstream & Midstream	284	2.1	259		2.6		9.7
Wholesale & Retail	8,220	60.7	6,037		59.8		36.2
Other	167	1.2	154		1.5		8.4
Inter-segmental sales	(2,251)	(16.6)	(1,661)		(16.5)		35.5

Total	13,544	100.0	10,093		100.0		34.2

Note:

(1)	Not meaningful.

	Year ended 31 December
Operating income by segment	2008	% of total	2007		% of total		% change 2007-2008
	(€ in millions, except percentages)
Distribution	944	52.6	887		56.6		6.4
Spain	573	31.9	572		36.5		0.2
Latin America	363	20.2	313		20.0		16.0
Italy	8	0.4	2		0.1		300.0
Electricity	331	18.5	236		15.0		40.3
Spain	262	14.6	195		12.4		34.4
Mexico	34	1.9	n.m.	(1)	n.m.	(1)	n.m.	(1)
Puerto Rico	35	2.0	41		2.6		(14.6)
Upstream & Midstream	136	7.6	106		6.8		28.3
Wholesale & Retail	438	24.4	428		27.3		2.3
Other	(55)	(3.1)	(90)		(5.7)		38.9

Total	1,794	100.0	1,567		100.0		14.5

Note:

(1)	Not meaningful.

Gas Distribution in Spain

The following table presents results of operations data of the Gas Distribution segment in Spain for the years ended 31 December 2008 and 2007.

	Year ended 31 December
Gas Distribution in Spain	2008	2007	% change 2007-2008
	(€ in millions)
Sales	1,711	2,116	(19.1)
Procurements	(375)	(827)	(54.7)
Personnel cost	(73)	(56)	30.4
Other income/(expenses)(1)	(377)	(370)	1.9
Depreciation and amortisation expenses	(303)	(285)	6.3
Variation in operating provisions	(10)	(6)	66.7

Operating income	573	572	0.2

Note:

(1)	Includes the line items “other operating income” and “other operating expenses”.

Sales. Sales decreased by €405 million, or 19.1%, to €1,711 million for the year ended 31 December 2008 from €2,116 million for 2007. This decrease was principally attributable to a 63.0% reduction in the volume of tariff-based gas sales brought about by the transfer of natural gas volumes to the deregulated market and the abolition of the regulated market on 30 June 2008. This decrease was partially offset by a 9.9% increase in the volume of TPA sales.

Procurements. Procurements decreased by €452 million, or 54.7%, to €375 million for the year ended 31 December 2008 from €827 million for 2007. This decrease was principally due to a reduction in our purchases of natural gas in line with declining demand in the regulated market in Spain and to the abolition, on 30 June 2008, of the tariff-based supply in the natural gas market in Spain.

Operating income. Operating income increased marginally by €1 million, or 0.2%, to €573 million for the year ended 31 December 2008 from €572 million for 2007, principally due to the factors described above. Operating income as a percentage of Gas Distribution sales in Spain was 33.5% in the year ended 31 December 2008 and 27.0% in 2007. As a result of the migration of customers to the deregulated market and the abolition of the tariff-based system on 30 June 2008, our purchases of natural gas declined in 2008 compared with the prior year. Our TPA sales increased during 2008, which resulted in an improvement in our operating margin for the year due to the fact that TPA sales have lower procurement costs than tariff gas sales. This reduction in our procurement costs was partially offset by increases in our personnel costs (reflecting an increase in indemnification payments) and our depreciation and amortisation expenses (reflecting the capital expenditures realised in the prior year) and certain other more marginal increases.

Gas Distribution in Latin America

The following table presents results of operations data of the Gas Distribution segment in Latin America for the years ended 31 December 2008 and 2007.

	Year ended 31 December
Gas Distribution in Latin America	2008	2007	% change 2007-2008
	(€ in millions)
Sales	2,531	1,766	43.3
Procurements	(1,814)	(1,112)	63.1
Personnel cost	(66)	(61)	8.2
Other income/(expenses)(1)	(184)	(168)	9.5
Depreciation and amortisation expenses	(94)	(94)	—
Variation in operating provisions	(10)	(18)	(44.4)

Operating income	363	313	16.0

Note:

(1)	Includes the line items “other operating income” and “other operating expenses”.

Sales. Sales increased by €765 million, or 43.3%, to €2,531 million for the year ended 31 December 2008 from €1,766 million for 2007. This increase was principally attributable to:

•

an increase of 64.0% in gas activity sales (tariff and TPA sales measured in GWh) in Brazil, which represented 36.4% of our total gas activity sales in Latin America in 2008, due to the increase in natural gas sales to the electricity generation market promoted by the Brazilian federal government due to lower-than-average rainfall (which contributed towards reduced output from hydroelectric plants) and inflationary adjustments to the applicable tariffs;

•

an increase of 6.7% in gas activity sales in Colombia, which represented 8.0% of our total gas activity sales in Latin America in 2008, due to increased sales to the residential sector (reflecting the increase in our customer base) and to the automotive natural gas market (reflecting greater development of this market); and

•	a slight increase of 1.2% in gas activity sales in Mexico, which represented 21.0% of our total gas activity sales in Latin America in 2008, due to increased sales to the industrial sector.

The above increases were partially offset by a 2.8% decrease in our gas activity sales in Argentina, which represented 34.5% of our total gas activity sales in Latin America in 2008. The decrease in gas activity sales in Argentina primarily resulted from a fall in sales to the residential market owing to milder temperatures in 2008 compared with the previous year.

Procurements. Procurements increased by €702 million, or 63.1%, to €1,814 million for the year ended 31 December 2008 from €1,112 million for 2007, broadly in line with, and principally as a result of, the increase in sales during the year.

Operating income. Operating income increased by €50 million, or 16.0%, to €363 million for the year ended 31 December 2008 from €313 million for 2007, principally due to the factors described above. Operating income as a percentage of distribution sales in Latin America was 14.3% in the year ended 31 December 2008 and 17.7% in 2007. This decrease in our operating margin primarily resulted from the proportionate increase in our procurement costs in 2008 being greater than the proportionate increase in our sales for the period. This proportionately greater increase in our procurement costs was largely attributable to increases in the price of petroleum affecting our energy purchases.

Gas Distribution in Italy

The following table presents results of operations data of the Gas Distribution segment in Italy for the years ended 31 December 2008 and 2007.

	Year ended 31 December
Gas Distribution in Italy	2008	2007	% change 2007-2008
	(€ in millions)
Sales	164	151	8.6
Procurements	(105)	(93)	12.9
Personnel cost	(13)	(15)	(13.3)
Other income/(expenses)(1)	(10)	(8)	25.0
Depreciation and amortisation expenses	(27)	(24)	12.5
Variation in operating provisions	(1)	(9)	(88.9)

Operating income	8	2	300.0

Note:

(1)	Includes the line items “other operating income” and “other operating expenses”.

Sales. Sales increased by €13 million, or 8.6%, to €164 million for the year ended 31 December 2008 from €151 million for 2007. This increase was principally attributable to expansion of our distribution network in Italy through our acquisitions of ITAL.ME.CO. S.r.l. (“Italmeco”) in December 2007 and Pitta Costruzioni, S.p.A. (“Pitta Costruzioni”) in July 2008. In our last financial year, our distribution network in Italy increased by 746 km, or 15.6%, to 5,521 km as of 31 December 2008 from 4,775 km as of 31 December 2007, and we similarly increased our number of supply points by 11.2% to 397,000 as of 31 December 2008.

Procurements. Procurements increased by €12 million, or 12.9%, to €105 million for the year ended 31 December 2008 from €93 million for 2007, in line with, and principally as a result of, the increase in sales during the year.

Operating income. Operating income increased by €6 million to €8 million for the year ended 31 December 2008 from €2 million for 2007, principally due to the factors described above. Operating income as a percentage of distribution sales in Italy was 4.9% in the year ended 31 December 2008 and 1.3% in 2007. Notwithstanding that the proportionate increase in our procurement costs exceeded the proportionate increase in sales, this improvement in our operating margin has been achieved through a significant reduction in the bad-debt provision.

Electricity in Spain

The following table presents results of operations data of the electricity segment in Spain for the years ended 31 December 2008 and 2007.

	Year ended 31 December
Electricity in Spain	2008	2007	% change 2007-2008
	(€ in millions)
Sales	1,898	1,127	68.4
Procurements	(1,378)	(727)	89.5
Personnel cost	(4)	(5)	(20.0)
Other income/(expenses)(1)	(150)	(116)	29.3
Depreciation and amortisation expenses	(98)	(79)	24.1
Variation in operating provisions	(6)	(5)	20.0

Operating income	262	195	34.4

Note:

(1)	Includes the line items “other operating income” and “other operating expenses”.

Sales. Sales increased by €771 million, or 68.4%, to €1,898 million for the year ended 31 December 2008 from €1,127 million for 2007. This increase principally resulted from a significant increase in electricity pool prices, which increased to an average price of 6.444 € cents/kWh in 2008 from an average of 3.932 € cents/kWh in 2007 (source: OMEL), the entry into operation of our CCGT plant at Plana del Vent in mid-2007 and higher electricity output.

Electricity pool prices increased in 2008 primarily due to the impact of higher crude oil prices on electricity generation costs, although weak demand in the Spanish electricity market and strong output from wind farms contributed to contain electricity pool prices. Additionally, CO2 emission rights prices continued to increase during the year ended 31 December 2008. The average price for a CO2 emission right was €22.13 per tonne for the year, compared with €0.67 per tonne for 2007 (source: BlueNext), although prices started to decline towards the end of 2008 in line with decreasing commodity prices and the worsening general economic situation. The slowdown in economic activity was also reflected in electricity consumption levels, with electricity demand in mainland Spain in December 2008 decreasing by 3.3% compared to December 2007, which represented a decrease of 5.3% in real terms after adjusting for differences in the number of working days and average temperature (source: REE Daily Balance Report as of 31 December 2008, revised on 17 February 2009, and REE Daily Balance Report as of 31 December 2007, revised on 14 February 2009). In addition, the prices of emission rights form part of the cost of electricity generation and therefore fluctuations in such prices can affect electricity pool prices.

Our annual electricity output increased by 1,155 GWh, or 6.8%, to 18,130 GWh in 2008 from 16,975 GWh in 2007, notwithstanding a more limited increase in electricity demand in Spain to 279,868 GWh in 2008 from 276,849 GWh in 2007 (source: REE Electricity System Report 2007 and the REE Preliminary Report 2008). Our electricity generation capacity in Spain increased by 0.3% to 3,991 MW as of 31 December 2008 from 3,980 MW as of 31 December 2007. This increase in our annual electricity output was principally attributable to an increase in the installed capacity within the ‘special regime’. According to provisional data published by REE, CCGT plants accounted for 32% of the total electricity demand in Spain in 2008, compared with a market share of 25% in the prior year (source: REE Electricity System Report 2007 and the REE Preliminary Report 2008).

Procurements. Procurements increased by €651 million, or 89.5%, to €1,378 million for the year ended 31 December 2008 from €727 million for 2007. This increase was principally due to higher volumes of gas purchases to meet the increased demand for electricity production at our CCGT plants in Spain and higher gas prices.

Operating income. Operating income increased by €67 million, or 34.4%, to €262 million for the year ended 31 December 2008 from €195 million for 2007, principally due to the factors described above. Operating income as a percentage of electricity sales in Spain was 13.8% in the year ended 31 December 2008 and 17.3% in 2007. This decrease in our operating margin primarily resulted from the proportionate increase in our procurement costs in 2008 being greater than the proportionate increase in our sales for the period. This proportionately greater increase in our procurement costs was largely attributable to increases in the price of petroleum affecting our energy purchases.

Electricity in Mexico

The following table presents results of operations data of the electricity segment in Mexico for the year ended 31 December 2008. On 27 December 2007, we acquired four CCGT plants and a gas pipeline from EDF and a further CCGT plant from the Mitsubishi Corporation for an aggregate purchase price of €1,010 million. See “Key Factors Affecting the Comparability of Financial Information—Key Factors Affecting the Comparability of the Historic Financial Periods—Acquisition of CCGT plants and gas pipeline in Mexico” for further information.

Electricity in Mexico	Year ended 31 December 2008
(€ in millions)
Sales	671
Procurements	(544)
Personnel cost	(7)
Other income/(expenses)(1)	(23)
Depreciation and amortisation expenses	(63)
Variation in operating provisions	—

Operating income	34

Note:

(1)	Includes the line items “other operating income” and “other operating expenses”.

As we acquired these businesses on 27 December 2007, financial information for the 2007 financial period would not be meaningful and has not been provided.

Electricity in Puerto Rico

The following table presents results of operations data of the electricity segment in Puerto Rico for the years ended 31 December 2008 and 2007.

Electricity in Puerto Rico

	Year ended 31 December
	2008	2007	% change 2007-2008
	(€ in millions)
Sales	149	144	3.5
Procurements	(82)	(72)	13.9
Personnel cost	(3)	(3)	—
Other income/(expenses)(1)	(11)	(10)	10.0
Depreciation and amortisation expenses	(18)	(18)	—
Variation in operating provisions	n.m. (2)	n.m. (2)	n.m.	(2)

Operating income	35	41	(14.6)

Notes:

(1)	Includes the line items “other operating income” and “other operating expenses”.

(2)	Not meaningful.

Sales. Sales increased by €5 million, or 3.5%, to €149 million for the year ended 31 December 2008 from €144 million for 2007. This increase principally resulted from a 8.2% increase in electricity output to meet stronger demand.

Procurements. Procurements increased by €10 million, or 13.9%, to €82 million for the year ended 31 December 2008 from €72 million for 2007. This increase was largely due to the increase in electricity output, which required us to purchase increased volumes of natural gas at higher prices.

Operating income. Operating income decreased by €6 million, or 14.6%, to €35 million for the year ended 31 December 2008 from €41 million for 2007, principally due to the factors described above. Operating income as a percentage of electricity sales in Puerto Rico was 23.5% in the year ended 31 December 2008 and 28.5% in 2007. This decrease in our operating margin primarily resulted from the increase in natural gas prices over the period, which increased the cost of our energy purchases.

Upstream & Midstream

The following table presents results of operations data of the Upstream & Midstream segment for the years ended 31 December 2008 and 2007.

	Year ended 31 December
Upstream & Midstream	2008	2007	% change 2007-2008
	(€ in millions)
Sales	284	259	9.7
Procurements	(46)	(47)	(2.1)
Personnel cost	(5)	(5)	—
Other income/(expenses)(1)	(48)	(49)	(2.0)
Depreciation and amortisation expenses	(49)	(46)	(6.5)
Variation in operating provisions	—	(6)	(100.0)

Operating income	136	106	28.3

Note:

(1)	Includes the line items “other operating income” and “other operating expenses”.

Sales. Sales increased by €25 million, or 9.7%, to €284 million for the year ended 31 December 2008 from €259 million for 2007. This increase was primarily due to a more intensive utilisation of our LNG tanker fleet during the year and a 9,347 GWh, or 7.5%, increase in the volume of gas transported via the Europe-Maghreb pipeline to 133,497 GWh in 2008 from 124,150 GWh in 2007 (reflecting a general increase in demand for natural gas). These increases were partially offset by the impact of a less favourable U.S. dollar-euro exchange rate on the results of EMPL, the operator of the Europe-Maghreb pipeline outside Algeria.

Procurements. Procurements decreased by €1 million, or 2.1%, to €46 million for the year ended 31 December 2008 from €47 million for 2007. This marginal decrease principally reflected a reduction in our costs for port services. The impact of the U.S. dollar-euro exchange rate also contributed towards there being no substantial increase in our procurement costs.

Operating income. Operating income increased by €30 million, or 28.3%, to €136 million for the year ended 31 December 2008 from €106 million for 2007, principally due to the factors described above. Operating income as a percentage of Upstream & Midstream sales was 47.9% in the year ended 31 December 2008 and 40.9% in 2007. The increase in our operating margin primarily resulted from increased efficiencies associated with our increased utilisation of our LNG tanker fleet and the Europe-Maghreb pipeline.

Wholesale & Retail

The following table presents results of operations data of the Wholesale & Retail segment for the years ended 31 December 2008 and 2007.

	Year ended 31 December
Wholesale & Retail	2008	2007	% change 2007-2008
	(€ in millions)
Sales	8,220	6,037	36.2
Procurements	(7,433)	(5,368)	38.5
Personnel cost	(64)	(57)	12.3
Other income/(expenses)(1)	(258)	(166)	55.4
Depreciation and amortisation expenses	(8)	(8)	—
Variation in operating provisions	(19)	(10)	90.0

Operating income	438	428	2.3

Note:

(1)	Includes the line items “other operating income” and “other operating expenses”.

Sales. Sales increased by €2,183 million, or 36.2%, to €8,220 million for the year ended 31 December 2008 from €6,037 million for 2007. This increase was primarily due to an increase in the volumes of natural gas commercialised in Spain, due to increased sales to CCGT plants in Spain and to the rest of Europe. Additionally, as from 1 July 2008, the tariff-based regulated supply was abolished in Spain, with all supply to domestic consumers being carried out by commercialisers. This resulted in a transfer of business from our Gas Distribution segment to our Wholesale & Retail segment.

Procurements. Procurements increased by €2,065 million, or 38.5%, to €7,433 million for the year ended 31 December 2008 from €5,368 million for 2007. This increase was broadly in line with, and principally attributable to, the increase in our sales over the period.

Operating income. Operating income increased by €10 million, or 2.3%, to €438 million for the year ended 31 December 2008 from €428 million for 2007, principally due to the factors described above. Operating income as a percentage of Wholesale & Retail sales was 5.3% in the year ended 31 December 2008 and 7.1% in 2007. This decrease in our operating margin was mainly due to an increase in other income/(expenses) reflecting increased external services and taxes.

Other

Sales. Sales increased by €13 million, or 8.4%, to €167 million for the year ended 31 December 2008 from €154 million for 2007. This increase was largely attributable to an increase in sales of inter-company IT services. Sales in cable services remained relatively constant in 2008 and 2007.

Operating income. Operating income increased by €35 million, or 38.9%, to an operating loss of €55 million for the year ended 31 December 2008 from an operating loss of €90 million for 2007, principally due to the factors described above.

Year Ended 31 December 2007 compared with the Year Ended 31 December 2006

The following table presents our income statements for the years ended 31 December 2007 and 2006. For information regarding the presentation of financial information for 2006, see “Presentation of Financial Information” above.

	Year ended 31 December
Income statement	2007	% of sales	2006	% of sales	% change 2006-2007
	(€ in millions, except percentages)
Sales	10,093	100.0	10,348	100.0	(2.5)
Procurements	(6,747)	(66.8)	(7,418)	(71.7)	(9.0)
Other operating income	51	0.5	92	0.9	(44.6)
Personnel cost	(308)	(3.1)	(277)	(2.7)	11.2
Other operating expenses	(901)	(8.9)	(922)	(8.9)	(2.3)
Depreciation and amortisation expenses	(651)	(6.5)	(592)	(5.7)	10.0
Release of fixed assets grants to income and others	30	0.3	32	0.3	(6.3)

Operating income	1,567	15.5	1,263	12.2	24.1
Net financial income(1)	(160)	(1.6)	(37)	(0.4)	332.4
Profits of companies recorded by the equity method	8	0.1	5	n.m.	60.0

Income before taxes	1,415	14	1,231	11.9	14.9
Income tax expense	(359)	(3.6)	(302)	(2.9)	18.9

Consolidated net income for the period	1,056	10.5	929	9.0	13.7
Attributable to:
Equity holders of the Company	959	9.5	855	8.3	12.2
Minority interests	97	1.0	74	0.7	31.1

	1,056	10.5	929	9.0	13.7

Note:

(1)	Includes (i) financial income (€72 million in 2007 and €71 million in 2006), (ii) net finance expense (€295 million in 2007 and €335 million in 2006), (iii) variations in fair value of financial instruments (a gain of €1 million in 2007 and a loss of €1 million in 2006), (iv) net exchange gains/losses (a loss of €2 million in 2007 and a loss of €2 million in 2006), and (v) gain on sales of financial instruments (a gain of €64 million in 2007 and a gain of €230 million in 2006).

Sales. Sales decreased marginally by €255 million, or 2.5%, to €10,093 million for the year ended 31 December 2007 from €10,348 million for 2006, principally as a result of decreased natural gas and electricity sales and, to a lesser extent, transportation services.

The following table presents a breakdown of our consolidated sales for the years ended 31 December 2007 and 2006. Investors should note that we break down our consolidated sales by type of sales and, accordingly, the categories below do not correspond to our business segments discussed under “—Results of Operations by Segment” below.

	Year ended 31 December
Sales	2007	% of sales	2006	% of sales	% change 2006-2007
	(€ in millions, except percentages)
Natural gas sales	7,699	76.3	7,827	75.6	(1.6)
Electricity sales	1,117	11.1	1,370	13.2	(18.5)
Access to transportation networks	617	6.1	566	5.5	9.0
Installation rental, maintenance and management services	368	3.6	337	3.3	9.2
Transportation services	98	1.0	115	1.1	(14.8)
Other revenues and services to customers	194	1.9	133	1.3	45.9
Total	10,093	100.0	10,348	100.0	(2.5)

•

Natural gas sales accounted for 76.3% and 75.6% of sales in 2007 and 2006, respectively. Natural gas sales marginally decreased by €128 million, or 1.6%, to €7,699 million in 2007 from €7,827 million in 2006 primarily as a result of a decline in sales in our Spanish Gas Distribution segment (reflecting a reduction in the volume of tariff gas sales) and in our Wholesale & Retail segment (reflecting a reduction in the volumes of natural gas traded in Spain and the rest of Europe and a lower U.S. dollar-euro exchange rate). These decreases were partially offset by increased sales in our Gas Distribution segments in Latin America and Italy.

•

Electricity sales accounted for 11.1% and 13.2% of sales in 2007 and 2006, respectively. Electricity sales decreased by €253 million, or 18.5%, to €1,117 million in 2007 from €1,370 million in 2006 principally due to lower electricity output, largely on account of a decrease in electricity prices, and the lower U.S. dollar-euro exchange rate, which affected our reported sales in Puerto Rico.

•

Transportation services accounted for 1.0% and 1.1% of sales in 2007 and 2006, respectively. Transportation services decreased by €17 million, or 14.8%, to €98 million in 2007 from €115 million in 2006, principally as a result of the impact of a less favourable U.S. dollar-euro exchange rate on the activities of EMPL, whose revenues are denominated in U.S. dollars, and, to a lesser extent, a decrease in the volume of gas transported via pipeline and reduced utilisation of our LNG tanker fleet during the year.

The decreases described above were partially offset by an increase of €51 million, or 9.0%, in sales of TPA rights to transmission networks to €617 million in 2007 from €566 million in 2006, an increase of €31 million, or 9.2%, in installation rental, maintenance and energy management services to €368 million in 2007 from €337 million in 2006, as well as an increase of €61 million, or 45.9%, in other revenues and services to customers to €194 million in 2007 from €133 million in 2006. These increases largely resulted from an increase in the provision of services to our customers in relation to gas supply (including, for example, revision and maintenance services in respect of gas installations and equipment) and the abovementioned increase in sales in our Gas Distribution segment in Italy and Latin America.

Procurements. Procurements accounted for 66.8% and 71.7% of sales in 2007 and 2006, respectively. Procurements decreased by €671 million, or 9.0%, to €6,747 million for the year ended 31 December 2007 from €7,418 million for 2006. This decrease was principally due to a reduction of €727 million, or 10.6%, in energy purchases to €6,145 million in 2007 from €6,872 million in 2006, mainly attributable to a reduced volume of energy purchases on account of reduced wholesale activity in Europe, primarily affecting our Wholesale & Retail segment, and the lower U.S. dollar-euro exchange rate. This was offset, in part, by a €43 million, or 29.5%, increase in other purchases to €189 million in 2007 from €146 million in 2006, which was mainly attributable to the increase in installation rental, maintenance and energy management services referred to above.

Other operating income. Other operating income decreased by €41 million, or 44.6%, to €51 million for the year ended 31 December 2007 from €92 million for 2006. This decrease was mainly attributable to a €35 million, or 35.0%, decrease in other management income to €65 million in 2007 from €100 million in 2006.

Personnel cost. Personnel cost, which accounted for 3.1% of sales in 2007, increased by €31 million, or 11.2%, to €308 million for the year ended 31 December 2007 from €277 million for 2006. This increment was mainly due to an increase of €18 million, or 66.7%, in other costs to €45 million in 2007 from €27 million in 2006, reflecting, among other things, increased employment indemnity payments during 2007. We also experienced an increase of €12 million, or 5.2%, in wages and salaries to €244 million in 2007 from €232 million in 2006, reflecting annual wage increases and a marginal increase in our average number of employees for the year, which totalled 6,705 for 2007 (compared with 6,692 for 2006).

Other operating expenses. Other operating expenses, which accounted for 8.9% of sales in 2007, decreased slightly by €21 million, or 2.3%, to €901 million for the year ended 31 December 2007 from €922 million for 2006. This decrease was principally due to a decrease of €40 million, or 31.7%, in professional and insurance services expenses to €86 million in 2007 from €126 million in 2006, attributable to our increased use of professional services in 2006 in connection with our takeover offer for Endesa, S.A., among other matters. This decrease was offset in part by an increase of €10 million, or 5.7%, in repairs and maintenance expenses to €184 million in 2007 from €174 million in 2006 reflecting, in particular, the increased length of our gas distribution network.

Depreciation and amortisation expenses. Depreciation and amortisation expenses, which accounted for 6.5% of sales in 2007, increased by €59 million, or 10.0%, to €651 million for the year ended 31 December 2007 from €592 million for 2006. This increase was mainly attributable to amortisation expenses associated with the investments realised during 2007 and, to the extent not reflected in our income statement for the entire year ended 31 December 2006, the prior year. These expenses include the amortisation of newly constructed CCGT plants completed during the year and investments in our Upstream & Midstream segment.

Release of fixed assets grants to income and others. Release of fixed assets grants to income and others, which accounted for 0.3% of sales in 2007, decreased by €2 million, or 6.3%, to €30 million for the year ended 31 December 2007 from €32 million for 2006.

Operating income. As a result of the foregoing, operating income increased by €304 million, or 24.1%, to €1,567 million for the year ended 31 December 2007 from €1,263 million for 2006. Operating margin, defined as operating income over sales, was 15.5% in the year ended 31 December 2007 and 12.2% in 2006. Notwithstanding the decline in sales during 2007, we improved our operating margin primarily as a result of the proportionate reduction in the cost of procurements being greater than the proportionate reduction in sales, combined with a containment of our other expenses.

Net financial income. Net financial cost increased by €123 million to €160 million for the year ended 31 December 2007 from €37 million in 2006, principally due to a decrease in our gains on sales of non-current assets of €166 million, or 72.2%, to €64 million for the year ended 31 December 2007 from €230 million for 2006. The sales of non-current assets in 2007 related mainly to the capital gain on the sale of our 9.38% shareholding in Naturgas Energía Grupo, S.A. The sales of non-current assets in 2006 related mainly to the capital gain on the sale of a 7.79% shareholding in Enagás and the sale of our 10% shareholding in Gas Natural de Álava, S.A.

Without taking into account sales of non-current assets, our net finance cost would have been €224 million for the year ended 31 December 2007, compared with €267 million of the prior year (a decrease of 16.1%). This reduction in our net finance cost, excluding sales of non-current assets, was principally attributable to a reduction of €42 million, or 15.7%, in financial expense from borrowings to €223 million in 2007 from €265 million in 2006. This reduction was mainly attributable to our growing capacity to self-finance certain of our activities, our lower average finance cost during 2007 and the fact that the majority of the financial costs associated with the bank guarantee for our takeover offer for Endesa were incurred in 2006.

Profits of companies recorded by the equity method. Share of profit of associates increased by €3 million, or 60%, to €8 million for the year ended 31 December 2007 from €5 million for 2006. The share of profit of associates in 2007 resulted mainly from our minority interest in certain gas distribution companies, principally Gas Aragón, S.A. and Torre Marenostrum, S.L., and wind generation companies in Spain. The increase in 2007 was mainly due to an improvement in the results of operations of Gas Aragón, S.A. and Torre Marenostrum, S.L., which was partially offset by the reclassification, as from 1 September 2006, of our interest in Gas Natural de Álava, S.A. from an associate accounted for under the equity method to an available-for-sale financial asset.

Income before taxes. For the reasons set out above, income before taxes increased by €184 million, or 14.9%, to €1,415 million for the year ended 31 December 2007 from €1,231 million for 2006.

Income tax expense. Income tax expense increased to €359 million for the year ended 31 December 2007 from €302 million for 2006, resulting in an increase of our effective tax rate to 25.3% in the year ended 31 December 2007 from 24.6% for 2006. This increase in our effective tax rate was principally attributable to the effect of the lower tax rate applicable to the capital gain that arose on our sale in 2006 of a 7.79% shareholding in Enagás, which more than offset the effect of the lower corporate income tax rate of 32.5% for the year ended 31 December 2007 (compared with 35% for the year ended 31 December 2006).

Consolidated net income for the period. As a result of the factors discussed above, net income for the period increased by €127 million, or 13.7%, to €1,056 million for the year ended 31 December 2007 from €929 million for 2006. As a percentage of total sales, net income for the period was 10.5% in the year ended 31 December 2007, compared with 9.0% in 2006.

Net income attributable to minority interests. Net income attributable to minority interests increased by €23 million, or 31.1%, to €97 million in the year ended 31 December 2007 from €74 million for 2006. This increase principally resulted from higher income attributable to the subgroup of Colombian companies in which we held a 59.1% stake as of 31 December 2007 and the Brazilian companies, CEG and CEG Rio, in which we held a 54.2% and 59.6% stake, respectively as of 31 December 2007.

Net income attributable to equity holders of the Company. Net income attributable to equity holders of the Company increased by €104 million, or 12.2%, to €959 million in the year ended 31 December 2007 from €855 million for 2006. As a percentage of total sales, net income attributable to equity holders of the Company was 9.5% in the year ended 31 December 2007, compared with 8.3% in 2006.

Results of Operations by Segment

The percentage figures in the tables in this section presenting our results of operations by segment have been calculated using euro figures rounded to the nearest hundred thousand euros, whereas the euro monetary amounts given in the tables themselves have been rounded to the nearest million euros. Accordingly, any discrepancies between the percentages and the corresponding monetary amounts are due to rounding.

Overview

The following tables present, by business and geographical segment, our sales and operating income for the years ended 31 December 2007 and 2006. For information regarding the presentation of financial information for 2006, see “Presentation of Financial Information” above.

	Year ended 31 December
Sales by segment	2007	% of total	2006	% of total	% change 2006-2007
	(€ in millions, except percentages)
Distributions	4,033	40.0	3,849	37.2	4.8
Spain	2,116	21.0	2,154	20.8	(1.7)
Latin America	1,766	17.5	1,557	15.1	13.4
Italy	151	1.5	138	1.3	9.2
Electricity	1,271	12.6	1,507	14.5	(15.6)
Spain	1,127	11.2	1,348	13.0	(16.4)
Puerto Rico	144	1.4	159	1.5	(9.2)
Upstream & Midstream	259	2.6	285	2.8	(9.0)
Wholesale & Retail	6,037	59.8	6,346	61.3	(4.9)
Other	154	1.5	146	1.4	5.2
Inter segment sales	(1,661)	(16.5)	(1,785)	(17.2)	(6.9)

Total	10,093	100.0	10,348	100.0	(2.5)

	Year ended 31 December
Operating income by segment	2007	% of sales	2006	% of sales	% change 2006-2007
	(€ in millions, except percentages)
Distributions	887	56.6	798	63.2	11.2
Spain	572	36.5	527	41.7	8.5
Latin America	313	20.0	271	21.5	15.5
Italy	2	0.1	—	—	—
Electricity	236	15.1	224	17.7	5.7
Spain	195	12.4	179	14.2	9.0
Puerto Rico	41	2.6	45	3.6	(7.4)
Upstream & Midstream	106	6.8	134	10.6	(21.4)
Wholesale & Retail	428	27.3	197	15.6	117.3
Other	(90)	(5.7)	(90)	(7.1)	—

Total	1,567	100.0	1,263	100.0	24.1

Gas Distribution in Spain

The following table presents results of operations data of the Gas Distribution segment in Spain for the years ended 31 December 2007 and 2006.

	Year ended 31 December
Gas Distribution in Spain	2007	2006	% change 2006-2007
	(€ in millions, except percentages)
Sales	2,116	2,154	(1.7)
Procurements	(827)	(928)	(10.9)
Personnel cost	(56)	(62)	(9.5)
Other income/(expenses)(1)	(370)	(352)	5.2
Depreciation and amortisation expenses	(285)	(273)	4.1
Variation in operating provisions	(6)	(12)	(43.5)

Operating income	572	527	8.5

Note:

(1)	Includes the line items “other operating income” and “other operating expenses”.

Sales. Sales decreased by €38 million, or 1.7%, to €2,116 million for the year ended 31 December 2007 from €2,154 million for 2006. This decrease was principally attributable to a 14.3% reduction in the volume of tariff gas sales brought about by the transfer of natural gas volumes to the deregulated market, which reduction was partially offset by an 8.7% increase in the volume of TPA sales.

Procurements. Procurements decreased by €101 million, or 10.9%, to €827 million for the year ended 31 December 2007 from €928 million for 2006. This decrease was principally due to a reduction in our purchases of natural gas in line with declining demand in the regulated market in Spain.

Operating income. Operating income increased by €45 million, or 8.5%, to €572 million for the year ended 31 December 2007 from €527 million for 2006, principally due to the factors described above. Operating income as a percentage of distribution sales in Spain was 27.0% in the year ended 31 December 2007 and 24.5% in 2006. As a result of the migration of customers to the deregulated market, our tariff gas sales declined during 2007, which, in turn, contributed to a reduction in our purchases of natural gas. Our TPA sales, in contrast, increased during 2007, which resulted in an improvement in our operating margin for the year due to the fact that TPA sales have lower procurement costs than tariff gas sales. The reduction in our personnel costs and the positive variation in our operating provisions also contributed to the improvement in our operating margin. The €101 million decrease in our procurement costs and these other reductions more than offset the slightly lower sales and the marginal increases over the year in our depreciation and amortisation and other expenses.

Gas Distribution in Latin America

The following table presents results of operations data of the Gas Distribution segment in Latin America for the years ended 31 December 2007 and 2006.

	Year ended 31 December
Gas Distribution in Latin America	2007	2006	% change 2006-2007
	(€ in millions, except percentages)
Sales	1,766	1,557	13.4
Procurements	(1,112)	(960)	15.8
Personnel cost	(61)	(60)	0.2
Other income/(expenses)(1)	(168)	(151)	11.7
Depreciation and amortisation expenses	(94)	(91)	3.7
Variation in operating provisions	(18)	(24)	(27.0)

Operating income	313	271	15.5

Note:

(1)	Includes the line items “other operating income” and “other operating expenses”.

Sales. Sales increased by €209 million, or 13.4%, to €1,766 million for the year ended 31 December 2007 from €1,557 million for 2006. This increase was principally attributable to:

•

an increase of 7.0% in gas activity sales (tariff and TPA sales measured in GWh) in Argentina, which represented 41.3% of our total gas activity sales in Latin America in 2007, due to abnormally cold winter temperatures;

•

an increase of 15.5% in gas activity sales in Colombia, which represented 8.7% of our total gas activity sales in Latin America in 2007, due to increased sales to industry and greater development of the automotive natural gas market, where we recorded sales of 2,721 GWh, a 46.5% increase in sales for the year; and

•

a slight increase of 2.2% in gas activity sales in Brazil, which represented 25.8% of our total gas activity sales in Latin America in 2007, due to a 13.6% increase in gas activity sales to the automotive market which was partially offset by a 5.7% decline in gas activity sales for power generation caused by supply difficulties due to maintenance work on the Petrobras gas transportation network.

The above increases were partially offset by a 0.9% decrease in our gas activity sales in Mexico, which represented 24.2% of our total gas activity sales in Latin America in 2007. The decrease in gas activity sales in Mexico resulted primarily from a fall in TPA sales due to a partial suspension of the gas supply in the Bajíos area during the second half of 2007. This fall in TPA sales was partially offset by a 5.0% increase in consumption across the residential and commercial markets owing to lower temperatures during the first quarter of 2007 compared with same period in the previous year.

Procurements. Procurements increased by €152 million, or 15.8%, to €1,112 million for the year ended 31 December 2007 from €960 million for 2006. This increase was broadly in line with, and principally attributable to, the increase in sales during the year.

Operating income. Operating income increased by €42 million, or 15.5%, to €313 million for the year ended 31 December 2007 from €271 million for 2006, principally due to the factors described above. Operating income as a percentage of distribution sales in Latin America remained stable at 17.7% in the year ended 31 December 2007, compared with 17.4% in 2006.

Gas Distribution in Italy

The following table presents results of operations data of the Gas Distribution segment in Italy for the years ended 31 December 2007 and 2006.

	Year ended 31 December
Gas Distribution in Italy	2007	2006	% change 2006-2007
	(€ in millions, except percentages)
Sales	151	138	9.2
Procurements	(93)	(84)	10.0
Personnel cost	(15)	(13)	19.4
Other income/(expenses)(1)	(8)	(11)	(27.3)
Depreciation and amortisation expenses	(24)	(28)	(15.5)
Variation in operating provisions	(9)	(2)	n.m.

Operating income	2	n.m.	n.m.

Note:

(1)	Includes the line items “other operating income” and “other operating expenses”.

Sales. Sales increased by €13 million, or 9.2%, to €151 million for the year ended 31 December 2007 from €138 million for 2006. This increase was principally attributable to an increase in the number of distribution connections and higher demand for gas in the fourth quarter of 2007 as a result of significantly lower temperatures during that quarter compared with the same quarter in 2006.

Procurements. Procurements increased by €9 million, or 10.0%, to €93 million for the year ended 31 December 2007 from €84 million for 2006, reflecting the increase in sales.

Operating income. Operating income was €2 million for the year ended 31 December 2007. Operating income as a percentage of distribution sales in Italy was 1.3% in the year ended 31 December 2007.

Electricity in Spain

The following table presents results of operations data of the Electricity segment in Spain for the years ended 31 December 2007 and 2006.

	Year ended 31 December
Electricity in Spain	2007	2006	% change 2006-2007
	(€ in millions, except percentages)
Sales	1,127	1,348	(16.4)
Procurements	(727)	(958)	(24.1)
Personnel cost	(5)	(8)	(37.2)
Other income/(expenses)(1)	(116)	(123)	(6.2)
Depreciation and amortisation expenses	(79)	(77)	3.0
Variation in operating provisions	(5)	(3)	69.0

Operating income	195	179	9.0

Note:

(1)	Includes the line items “other operating income” and “other operating expenses”.

Sales. Sales decreased by €221 million, or 16.4%, to €1,127 million for the year ended 31 December 2007 from €1,348 million for 2006. This decrease principally resulted from lower electricity pool prices and output.

•

The average electricity pool price in the daily market was 3.932 € cents/kWh in 2007, compared with 5.067 € cents/kWh in 2006 (source: OMEL), with significantly different market conditions in each year. This decline in electricity pool prices was primarily due to reduced growth in demand in the Spanish electricity sector as a result of milder winter temperatures, increased hydroelectric and wind farm generation and a significant decline in CO2 emission rights prices in Spain, which fell, due to excess supply, from prices of around €17.24 per tonne in 2006 to an average of €0.67 per tonne during 2007 (source: BlueNext). In the last quarter of 2007, however, the average pool price reached €4.793 € cents/kWh, a 23.0% increase compared with the average pool price of 3.898 € cents/kWh in the last quarter of 2006 due to the reduced hydroelectric generation caused by low water levels in Spain’s reservoirs (source: OMEL).

•

Our annual electricity output declined by 856 GWh, or 4.8%, to 16,975 GWh in 2007 from 17,831 GWh in 2006, notwithstanding an overall increase of 3.1% in electricity demand in Spain to 276,849 GWh in 2007 from 268,799 GWh in 2006 (source: REE) and a 25.6% increase in our total electricity generation capacity to 3,980 MW in 2007 from 3,169 MW in 2006. This reduction in our annual electricity output was principally attributable to the proportionately larger contribution from wind farms and other renewable energy sources (excluding hydroelectric) in 2007 compared with 2006. The electricity output of wind farms and other renewable energy sources (excluding hydroelectric) increased by 18.1% and 18.7%, respectively, during 2007, compared with an 8.0% increase in the output from CCGT plants (source: REE).

Procurements. Procurements decreased by €231 million, or 24.1%, to €727 million for the year ended 31 December 2007 from €958 million for 2006. This decrease was largely due to a reduction in our purchases of natural gas in line with our lower electricity output for the year and the effect of lower electricity pool prices during 2007, as described above.

Operating income. Operating income increased by €16 million, or 9.0%, to €195 million for the year ended 31 December 2007 from €179 million for 2006, principally due to the factors described above. Operating income as a percentage of electricity sales in Spain was 17.3% in the year ended 31 December 2007 and 13.3% in 2006. This improvement in our operating margin primarily resulted from the greater proportionate decrease in our procurement costs (attributable to lower average electricity prices during 2007) compared with the proportionate decline in our sales and the optimisation of (i) our participation in the electricity generation market in Spain, (ii) our electricity trading activities in the wholesale markets, and (iii) our commercialisation activities in the deregulated market in Spain.

Electricity in Puerto Rico

The following table presents results of operations data of the electricity segment in Puerto Rico for the years ended 31 December 2007 and 2006.

	Year ended 31 December
Electricity in Puerto Rico	2007	2006	% change 2006-2007
	(€ in millions, except percentages)
Sales	144	159	(9.2)
Procurements	(72)	(81)	(10.9)
Personnel cost	(3)	(3)	6.5
Other income/(expenses)(1)	(10)	(12)	(18.9)
Depreciation and amortisation expenses	(18)	(18)	(4.4)
Variation in operating provisions	n.m.	n.m.	—

Operating income	41	45	(7.4)

Note:

(1)	Includes the line items “other operating income” and “other operating expenses”.

Sales. Sales decreased by €15 million, or 9.2%, to €144 million for the year ended 31 December 2007 from €159 million for 2006. This decrease principally resulted from a decline in the value of the U.S. dollar against the euro (our presentational currency). Our sales in Puerto Rico measured in U.S. dollars, the currency we generally use for our transactions in that market, decreased by only 1.0% from $199 million in 2006 to $197 million in 2007.

Procurements. Procurements decreased by €9 million, or 10.9%, to €72 million for the year ended 31 December 2007 from €81 million for 2006. Similarly, this decrease was largely attributable to the decline in value of the U.S. dollar against the euro. Measured in U.S. dollars, procurements declined by $3 million, or 2.9%, from $102 million in 2006 to $99 million, broadly in line with the decline in our sales in U.S. dollars over the period.

Operating income. Operating income decreased by €4 million, or 7.4%, to €41 million for the year ended 31 December 2007 from €45 million for 2006, principally due to the factors described above. Our operating margin (operating income as a percentage of electricity sales) in Puerto Rico was stable over 2006 (28.3%) and 2007 (28.5%).

Wholesale & Retail

The following table presents results of operations data of the Wholesale & Retail segment for the years ended 31 December 2007 and 2006.

	Year ended 31 December
Wholesale & Retail	2007	2006	% change 2006-2007
	(€ in millions, except percentages)
Sales	6,037	6,346	(4.9)
Procurements	(5,368)	(5,981)	(10.2)
Personnel cost	(57)	(21)	—
Other income/(expenses)(1)	(166)	(124)	34.5
Depreciation and amortisation expenses	(8)	(7)	19.7
Variation in operating provisions	(10)	(16)	(38.1)

Operating income	428	197	—

Note:

(1)	Includes the line items “other operating income” and “other operating expenses”.

Sales. Sales decreased by €309 million, or 4.9%, to €6,037 million for the year ended 31 December 2007 from €6,346 million for 2006. This decrease was primarily due to a reduction in the natural gas volumes commercialised in Europe and the effect of a lower U.S. dollar-euro exchange rate on our LNG sales invoiced in U.S. dollars to wholesalers outside of Spain, which was partially offset by increased natural gas sales in the fourth quarter of 2007 for electricity generation due to the reduced hydroelectric generation caused by low water levels in Spain’s reservoirs.

Procurements. Procurements decreased by €613 million, or 10.2%, to €5,368 million for the year ended 31 December 2007 from €5,981 million for 2006. This decrease principally reflects reduced purchases in line with the decline in sales described above. The larger 10.2% decline in procurements, compared with the 4.9% reduction in sales, is principally attributable to the weakening of the U.S. dollar against the euro during 2007. Our procurements in the Wholesale & Retail segment are customarily invoiced and paid in U.S. dollars, whereas our sales are invoiced in both U.S. dollars and euros.

Operating income. Operating income increased by €231 million, or 116.9%, to €428 million for the year ended 31 December 2007 from €197 million for 2006, principally due to the factors described above. Operating income as a percentage of Wholesale & Retail sales was 7.1% in the year ended 31 December 2007, compared with 3.1% in 2006. This increase in our operating margin primarily resulted from the continued optimisation of our portfolio of gas contracts for the deregulated market and improved efficiencies derived from our ongoing management of commodity price exchange risks (see “—Market Risk” below).

Upstream & Midstream

The following table presents results of operations data of the Upstream & Midstream segment for the years ended 31 December 2007 and 2006.

	Year ended 31 December
Upstream & Midstream	2007	2006	% change 2006-2007
	(€ in millions, except percentages)
Sales	259	285	(9.0)
Procurements	(47)	(40)	18.4
Personnel cost	(5)	(4)	29.3
Other income/(expenses)(1)	(49)	(60)	(17.4)
Depreciation and amortisation expenses	(46)	(47)	(3.0)
Variation in operating provisions	(6)	n.m. (2)	—

Operating income	106	134	(21.4)

Notes:

(1)	Includes the line items “other operating income” and “other operating expenses”.

(2)	Not meaningful.

Sales. Sales decreased by €26 million, or 9.0%, to €259 million for the year ended 31 December 2007 from €285 million for 2006. The majority of our sales in this business segment are invoiced in U.S. dollars and a weakening of the U.S. dollar against the euro, our presentational currency, would tend to reduce our reported sales in the Upstream & Midstream segment. The decrease in sales during 2007 was primarily due to the impact of a decrease in the value of the U.S. dollar relative to the euro (particularly in the last quarter of 2007) on the activities of EMPL, whose revenues are denominated in U.S. dollars. It is also due, to a lesser extent, to a decrease in the volume of gas transported via pipeline and reduced utilisation of our LNG tanker fleet during the year. In 2007, we transported 124,150 GWh of natural gas through the Europe-Maghreb pipeline, compared with 129,499 GWh in the prior year, a decrease of 4.1%. The reduced volumes of natural gas transported via pipeline and LNG tanker in 2007 resulted mainly from a general fall in demand for natural gas due to milder winter temperatures.

Our sales from the operation of certain parts of the Europe-Maghreb pipeline measured in U.S. dollars, increased by 1.9% from $266 million in 2006 to $271 million in 2007.

Procurements. Procurements increased by €7 million, or 18.4%, to €47 million for the year ended 31 December 2007 from €40 million for 2006. This increase principally resulted from increased costs associated with our sea transportation activities, including increased port charges.

Operating income. Operating income decreased by €28 million, or 21.4%, to €106 million for the year ended 31 December 2007 from €134 million for 2006, principally due to the factors described above. Operating income as a percentage of sales was 40.9% in the year ended 31 December 2007 and 47.0% in 2006. The decrease in our operating margin primarily resulted from a reduced utilisation of our LNG tanker fleet and the impact of a less favourable U.S. dollar-euro exchange rate (particularly in the last quarter of 2007) on the activities of EMPL.

Other

Sales. Sales increased by €8 million, or 5.5%, to €154 million for the year ended 31 December 2007 from €146 million for 2006. This increase was largely attributable to an increase in sales of inter-company IT services. Sales in cable services remained relatively constant in 2007 and 2006.

Operating income. Operating income remained static at a loss of €90 million during each of the years ended 31 December 2007 and 2006.

Liquidity and Capital Resources

Liquidity

In the three years ended 31 December 2008, we used cash generated by operations and external borrowings, primarily for capital expenditures and investments. We also, from time to time, use cash from the sale of our shares to finance acquisitions and other investments, as in the Offer.

As of 31 December 2008, we had available liquidity of €10,095 million, comprising cash and cash equivalents (€249 million), time deposits classified as held-to-maturity financial assets and fair value financial assets through profit and loss (€212 million) and credit lines and debt instruments not drawn down (€9,633 million). We have not included available commitments under the Acquisition Facilities in the above calculation of liquidity.

Presentation of Cash Flow Information

Our consolidated cash flow statements for each of the years ended 31 December 2008, 2007 and 2006 have been prepared using the indirect method and contain the use of the following expressions:

•	operating activities: activities that constitute ordinary revenues of the Group, as well as other activities that cannot be qualified as investment or financing;

•	investment activities: acquisition, sale or disposal by other means of assets in the long term and other investments not included in cash and cash equivalents; and

•	financing activities: activities that generate changes in the size and composition of net equity and liabilities that do not form part of operating activities.

In our consolidated cash flow statements, cash and cash equivalents include cash at hand, time deposits with financial entities and other short-term investments noted for their significant liquidity with an original maturity of no longer than three months as from the acquisition date. See Note 11 to our audited consolidated annual accounts as of and for each of the years ended 31 December 2008 and 2007 and Note 14 to our audited consolidated annual accounts as of and for the year ended 31 December 2006 for a breakdown of our cash and cash equivalents at each year-end.

Audited Consolidated Cash Flow Information for the Three Years Ended 31 December 2008

The following table presents our audited consolidated cash flow information for each of the years ended 31 December 2008, 2007 and 2006. The cash flow financial information presented below has been derived from, and the discussion that follows has been based on, our audited consolidated annual accounts as of and for each of the years ended 31 December 2008, 2007 and 2006. The cash flow presentation below does not include all of the line items included in such cash flow statements, which are set out in full in our Audited Consolidated Annual Accounts included elsewhere in this offering memorandum.

	Year ended 31 December
Cash flows	2008	2007	2006
	(€ in millions)
Cash flow from operating activities	2,023	1,829	1,454
Cash flow from / (used in) investing activities	(2,652)	(1,889)	(710)
Cash flow from / (used in) financing activities	738	97	(791)

Cash flow from operating activities

Year ended 31 December 2008 compared with year ended 31 December 2007. Cash flow from operating activities amounted to €2,023 million for the year ended 31 December 2008 compared with €1,829 million for the year ended 31 December 2007. This increase was mainly attributable to an increase in our operating income, which amounted to €1,794 million in 2008 compared to €1,567 million in 2007, principally due to an increase in our electricity output in Spain and the incorporation of our CCGT plants in Mexico, coupled with strong growth during 2008 in our Gas Distribution segment in Latin America. These increases were partially offset by a negative movement in changes in working capital, with €115 million of cash being used in 2008, compared with €114 million of cash being provided in 2007.

Year ended 31 December 2007 compared with year ended 31 December 2006. Cash flow from operating activities amounted to €1,829 million for the year ended 31 December 2007 compared with €1,454 million for the year ended 31 December 2006. This 25.8% increase primarily resulted from an increase in our income before taxes, which amounted to €1,415 million in 2007 compared to €1,231 million in 2006, principally due to our Wholesale & Retail activities. The increase was also attributable to decreases in our income tax and interest payments during the year ended 31 December 2007, which were partially offset by a smaller improvement in working capital for the period.

Cash flow from / (used in) investing activities

Year ended 31 December 2008 compared with year ended 31 December 2007. Cash flow used in investing activities amounted to €2,652 million for the year ended 31 December 2008 compared with €1,889 million for the year ended 31 December 2007. This decrease was principally due to the payments of €1,675 million made in respect of the 9.99% shareholding in Unión Fenosa we acquired in August 2008, which is recorded under investments in other financial assets (see “Our Acquisition of Unión Fenosa”) and, to a lesser extent, to a decrease of €116 million in proceeds from disposals of other financial assets in 2008 compared with 2007. The proceeds of disposals of other financial assets in 2007 of €163 million included our sale of a 9.38% shareholding in Naturgas Energía Grupo, S.A. and our sale of a 24.00% shareholding in Burgalesa de Generación Eólica, S.A.

Year ended 31 December 2007 compared with year ended 31 December 2006. Cash flow used in investing activities amounted to €1,889 million for the year ended 31 December 2007 compared with €710 million for the year ended 31 December 2006. This decrease was mainly attributable to (i) €1,015 million in investments in group companies, associates and business units in connection with our acquisition of five CCGT plants and a gas pipeline in Mexico in December 2007 for an aggregate purchase price of €1,010 million (see “—Key Factors Affecting the Comparability of Financial Information” above), and (ii) a decrease of €154 million in proceeds from disposals of other financial assets in 2007 compared with 2006. The proceeds of disposals of other financial assets in 2006 of €317 million were attributable to the sale of 7.79% of our interest in Enagás and our 10.00% shareholding in Gas Natural de Álava, S.A.

Cash flow from / (used in) financing activities

Year ended 31 December 2008 compared with year ended 31 December 2007. Cash flow from financing activities amounted to €738 million for the year ended 31 December 2008 compared with cash flow from financing activities of €97 million for the year ended 31 December 2007. This variation in cash flow from financing activities was mainly attributable to (i) our utilisation of the Acquisition Facilities to fund our purchase of the 9.99% shareholding in Unión Fenosa for €1,675 million, (ii) the repayment of an aggregate amount of €450 million under the bilateral facilities we obtained to fund the acquisition of our electricity generation business in Mexico in December 2007, and (iii) the repayment of the majority of the amounts outstanding under our credit lines as of 31 December 2007. Additionally, in 2008 and 2007, we also drew €580 million and €521 million, respectively, from our cash reserves to fund dividend payments, representing an increase of 11.3% in 2008 compared with 2007.

Year ended 31 December 2007 compared with year ended 31 December 2006. Cash flow from financing activities amounted to €97 million for the year ended 31 December 2007 compared with net cash used in financing activities of €791 million for the year ended 31 December 2006. This change was mainly attributable to (i) an increase of €900 million in cash received from borrowings (primarily current and non-current borrowings from financial institutions and others), reflecting an increase in borrowings to fund the acquisition of the Mexican assets referred to above, and (ii) a reduction of €281 million in cash used in the redemption and repayment of borrowings. In 2007 and 2006, we also drew €521 million and €451 million, respectively, from our cash reserves to fund dividend payments, representing an increase of 15.5% in 2007 compared with 2006.

Working Capital

We believe that, taking into account our current working capital, our committed external borrowings, the anticipated proceeds of the rights offering and the working capital we expect to generate in the next 12 months, we have sufficient working capital for the period of at least 12 months from the date of this offering memorandum, although we cannot assure you that this will be the case.

The main components of our working capital are trade and other receivables and trade and other payables and, to a lesser extent, inventories. Trade and other receivables primarily consists of the gas and electricity bills of our customers pending collection and trade and other payables primarily consists of pending payments under our gas procurement contracts. Inventories primarily consist of gas reserves we maintain as a result of operational and regulatory requirements.

The following table presents the balances of our trade and other receivables, inventories and trade and other payables as of 31 December 2008, 2007 and 2006.

	As of 31 December
Working capital	2008	2007	2006
	(€ in millions)
Inventories	560	462	440
Trade and other receivables	2,785	2,372	2,140
Trade and other payables(1)	(4,050)	(2,747)	(2,302)

Total working capital	(705)	87	278

Note:

(1)	Includes other current liabilities.

Inventories

Our inventories principally comprise the inventories of natural gas deposited in our underground storage units, plants and pipelines. We record our inventories at the lower of weighted average cost and net realisable value. The cost of our inventories includes the cost of the raw material—principally, natural and liquefied gas—and other costs directly attributable to the acquisition and/or production of that raw material, including the costs of transportation of inventories to the location where they are stored. Net realisable value is the estimated selling price in the ordinary course of business, less applicable selling expenses.

Inventories increased by €98 million, or 21.2%, during the year ended 31 December 2008 as a result of a €104 million, 27.7%, increase in our inventories of natural gas and liquefied gas, attributable to our increased storage capacity in 2008 compared with the prior year and an increase in the price of natural gas during the year, which was partially offset by a €6 million, or 7.0%, decrease in our inventories of raw materials and other inventories (including diesel oil for CCGT plants and spare parts for our natural gas pipeline network).

During the year ended 31 December 2007, our inventories increased by €22 million, or 5.0%, as a result of a €26 million, or 43.3%, increase in raw materials and other inventories, principally reflecting the inclusion of the inventories of our electricity generation companies in Mexico, which we acquired in December 2007. This increase was partially off-set by a €4 million, or 1.1%, decrease in our inventories of natural gas and liquefied gas.

Trade and other receivables

Our trade and other receivables principally comprise receivables from domestic, commercial and industrial gas and electricity consumers. For our domestic customers, we generally seek to obtain a bank direct debit instruction for gas invoice payments and, as of 31 December 2008, the average receivables period for domestic customers in Spain, our most significant market, was approximately 15 calendar days. In general, our outstanding invoices do not accrue interest as they fall due for payment within a short period.

Trade and other receivables increased by €413 million, or 17.4%, during the year ended 31 December 2008, primarily driven by the increase in our sales of gas and electricity and a €55 million increase in the balance of derivative financial instruments from €5 million as of 31 December 2007 to €60 million as of 31 December 2008 attributable to the equity swap arrangements we entered into during the second half of 2008 in respect of Unión Fenosa shares. These increases were partially offset by a €14 million decrease in receivables from public administrations from €92 million as of 31 December 2007 to €78 million as of year-end 2008.

During the year ended 31 December 2007, our trade and other receivables increased by €232 million, or 10.9%, principally as a result of the consolidation of the electricity generation companies we acquired in Mexico in December 2007 and certain exploration activities.

Trade and other payables

Our trade and other payables mainly comprise trade payables, principally payables owed to suppliers of natural and LNG, payables in respect of social security and other taxes and payables owed to our employees. Our purchases of natural gas and LNG are normally made pursuant to long-term gas purchase contracts. These agreements generally provide for periodic payment and our average payment period is typically between 30 and 90 days. Our other trade payables primarily relate to maintenance payments in respect of our existing plant and equipment and investments in new plant and equipment.

Trade and other payables increased by €1,303 million, or 47.4%, during the year ended 31 December 2008, primarily driven by an increase in our other current liabilities reflecting the amount of €776 million owed to Caixanova in respect of the Caixanova Stake and an increase of €419 million, or 21.8%, in our trade payables, primarily driven by an increase in the volume of our purchases and an increase in the valuation of the financial derivative products we use to hedge commodity prices.

During the year ended 31 December 2007, our trade and other payables increased by €445 million, or 19.3%, principally as a result of the consolidation of the electricity generation companies we acquired in Mexico in December 2007 and increased procurements.

External Borrowings

Overview

We use external borrowings, together with cash generated by our operations, to manage our liquidity primarily for the purposes of meeting our actual and anticipated capital expenditure and investment needs. We seek to maintain a balanced portfolio of external borrowings through the following variables, among others:

•

Debt instrument. Our borrowings generally include both marketable debt (for example, commercial paper and euro medium term note programme issuances and stand-alone bond issuances) and credit lines and facilities with institutional and commercial banks.

•	Maturity profile. We generally seek to maintain a balanced maturity profile through the use of repayment terms as short as seven days through to terms exceeding ten years.

•

Denomination. Given the international reach of the Group we also incur borrowings in a number of currencies other than the euro. As of 31 December 2008, we had borrowings denominated in the following currencies: the U.S. dollar, the Mexican peso, the Brazilian real, the Colombian peso and the Argentinean peso. We engage in currency exchange rate hedging to mitigate the risks associated with our borrowings in currencies other than the euro (see “—Market Risk—Exchange Rate Risk” below).

•

Interest rate profile. We maintain borrowings on fixed and floating rates, engaging in financial derivative hedging to reduce our exposure to fluctuations in interest rates in accordance with our interest rate risk management policies (see “—Market Risk—Interest Rate Risk” below).

Our borrowing requirements are not significantly affected by seasonality and tend to increase and decrease broadly in line with our actual or anticipated capital expenditure and investment needs.

Debt Instrument and Maturity Profiles

The following tables present our consolidated gross borrowings by instrument as of 31 December 2008, 2007 and 2006 and their maturity profile. The classification between fixed and floating rate debt is made taking into account the impact of our financial derivative hedges.

	Maturity
As of 31 December 2008	2009	2010	2011	2012	2013	Thereafter	Total
	(€ in millions)
Marketable debt:
Fixed	200	551	—	—	—	—	751
Floating	31	—	—	—	—	—	31

Institutional banks:
Fixed	64	35	21	43	43	193	399
Floating	41	41	22	23	15	7	149

Commercial banks:
Fixed	90	1,612	600	411	11	74	2,798
Floating	508	84	232	30	69	334	1,257

Total fixed	354	2,198	621	454	54	267	3,948

Total floating	580	125	254	53	84	341	1,437

Total	934	2,323	875	507	138	608	5,385

	Maturity
As of 31 December 2007	2008	2009	2010	2011	2012	Thereafter	Total
	(€ in millions)
Marketable debt:
Fixed	26	200	524	—	—	—	750
Floating	44	—	—	—	—	—	44

Institutional banks:
Fixed	123	60	33	—	—	—	216
Floating	15	38	48	29	—	—	130

Commercial banks:
Fixed	91	58	10	611	12	106	888
Floating	705	360	103	35	435	413	2,051

Total fixed	240	318	567	611	12	106	1,854

Total floating	764	398	151	64	435	413	2,225

Total	1,004	716	718	675	447	519	4,079

	Maturity
As of 31 December 2006	2007	2008	2009	2010	2011	Thereafter	Total
	(€ in millions)
Marketable debt:
Fixed	5	28	198	525	—	—	756
Floating	38	18	—	—	—	—	56

Institutional banks:
Fixed	68	138	67	37	—	—	310
Floating	34	30	30	53	32	—	179

Commercial banks:
Fixed	95	162	56	14	615	87	1,029
Floating	388	106	143	33	29	189	888

Total fixed	168	328	321	576	615	87	2,095

Total floating	460	154	173	86	61	189	1,123

Total	628	482	494	662	676	276	3,218

If the impact of our financial derivative hedges were not taken into account, our financial debt at a fixed rate and at a floating rate would break down as follows: €653 million at a fixed rate as of 31 December 2008 (€761 million and €850 million as of 31 December 2007 and 2006, respectively) and €4,608 million at a floating rate (€3,245 million and €2,288 million as of 31 December 2007 and 2006, respectively).

Denominations

The following table presents a breakdown of our consolidated net borrowings as of 31 December 2008 by denomination.

	Consolidated net borrowings
	(€ in millions)%
Euro	3,927	79.9
U.S. dollar	427	8.7
Brazilian real	336	6.8
Mexican peso	141	2.9
Colombian peso	31	0.6
Argentinean peso	52	1.1
Other	(1)	—

Total	4,913	100.0

Our consolidated gross financial debt by denomination as of 31 December 2008 and its maturity profile is as follows.

	Maturity
As of 31 December 2008	2009	2010	2011	2012	2013	Thereafter	Total
	(€ in millions)
Euro debt	453	2,132	775	457	29	463	4,309
Foreign currency debt	481	191	100	50	109	145	1,076
U.S. dollar	184	77	22	16	17	120	436
Mexican peso	76	—	—	—	68	—	144
Brazilian real	147	71	65	34	24	25	366
Colombian peso	29	17	13	—	—	—	59
Argentinean peso	45	26	—	—	—	—	71

Total	934	2,323	875	507	138	608	5,385

All of the figures given in respect of currencies other than the euro, our presentational currency, have been determined applying the exchange rate applicable on the last day of the financial period presented.

Interest Rates

Our borrowings in euro bore an average effective interest rate as of 31 December 2008 of 4.90% (4.62% and 4.14% as of 31 December 2007 and 2006, respectively) and our foreign currency debt bore an average effective interest rate as of 31 December 2008 of 10.04% (10.37% and 10.40% as of 31 December 2007 and 2006, respectively), after, in each case, taking into account the effect of our derivative hedging transactions.

Material External Borrowings

The following is a discussion of our material external borrowings. All of the figures given in respect of currencies other than the euro, our presentational currency, have been determined applying the exchange rate applicable on the last day of the financial period presented.

Commercial paper programme (marketable debt). In March 2001, we established a euro commercial paper (ECP) programme under which we may issue up to an aggregate principal amount of €1,000 million or its equivalent in alternative currencies. As of 31 December 2008, 2007 and 2006, there were no amounts outstanding under the commercial paper programme, although in each of the years then ended amounts were drawn and repaid under the programme.

Euro medium term note programme (marketable debt). In 1999, we established a euro medium term note programme under which we may issue up to an aggregate principal amount of €2,000 million. On 2 December 2008, the size of this programme was increased to €8,000 million. As of 31 December 2008, 2007 and 2006, an aggregate principal amount of €725 million was drawn under this euro medium term note programme.

Credit lines. As of 31 December 2008, we had committed credit lines for an aggregate principal amount of €1,676 million of which €318 million was outstanding as of such date. As of 31 December 2007, we had committed credit lines for an aggregate principal amount of €1,844 million, compared with €1,622 million as of 31 December 2006. Of these amounts, €1,178 million was undrawn as of 31 December 2007, compared with €1,492 million as of 31 December 2006.

Credit facilities

Acquisition Facilities. On 7 August 2008, we entered into the Acquisition Facilities Agreement in relation to the financing of the Offer. For a description of the Acquisition Facilities, see “Our Acquisition of Unión Fenosa—Sources of Funds—Acquisition Facilities” and for information on the possible impact of the Acquisition Facilities on our future financial condition and results of operations, see “Key Factors Affecting the Comparability of Financial Information—Key Factors Affecting Comparability with Future Financial Periods—Acquisition financing” and the Unaudited Consolidated Pro Forma Financial Information included elsewhere in this offering memorandum.

Borrowings for the Europe-Maghreb Pipeline from institutional banks. In 1994, we entered into a $450 million loan with the European Investment Bank (“EIB”) comprising three tranches maturing between 2005 and 2010. In 1995, we entered into a $200 million loan with the Spanish Official Credit Institute (Instituto de Crédito Oficial or “ICO”) maturing between 2006 and 2010. Both loans were granted in connection with the construction of the Europe-Maghreb gas pipeline. As of 31 December 2008, $149 million of the EIB loan and $80 million of the ICO loan remained outstanding. In addition, in 2008, we entered into a credit facility with ”la Caixa” for a maximum principal amount of $40 million, which was fully drawn down and outstanding as of 31 December 2008.

As of 31 December 2007, $234 million and $120 million of the loans from EIB and ICO, respectively, remained outstanding, compared with $322 million and $160 million, respectively, as of 31 December 2006.

Borrowings from European commercial banks. As of 31 December 2008, these borrowings comprised (i) the Acquisition Facilities (see above), (ii) a €600 million syndicated “Club Deal” loan maturing in 2011, (iii) a loan facility with ICO for a maximum principal amount of €300 million, with annual maturities until 2018, (iv) a number of bilateral loans with an aggregate maximum principal amount of €725 million, maturing in 2009, 2011 and 2012, and (v) certain other credit lines which, as of 31 December 2008, were drawn down as to €239 million.

As of 31 December 2007, these borrowings comprised (i) the €600 million syndicated “Club Deal” loan, (ii) a number of bilateral loans for a maximum principal amount of €750 million for the acquisition of our electricity generation assets in Mexico, with €350 million maturing in 2008 and the balance maturing in 2012, (iii) €10 million of long-term loans with Italian entities, and (iv) certain other credit lines which, as of 31 December 2007, were drawn down as to €634 million.

As of 31 December 2006, these borrowings comprised (i) the €600 million syndicated “Club Deal” loan, (ii) a syndicated loan for €120 million with 14 Spanish financial entities, which matured in 2007, and (iii) certain other credit lines which, as of 31 December 2006, were drawn down as to €79 million.

Borrowings from Latin American commercial and institutional banks. As of 31 December 2008, our borrowings in Latin America (through our Latin American subsidiaries) amounted to €640 million (excluding borrowings in respect of our Puerto Rican operations, which are described below). We have incurred these borrowings with a wide range of financial institutions and, as of 31 December 2008, 16% of these borrowings (in terms of principal amount) was subject to a parent guarantee provided by Gas Natural SDG. The geographical breakdown of our borrowings in Latin America was, as of 31 December 2008, as follows:

•	Argentina €71 million (including long-term negotiable instruments of €28 million);

•	Mexico €144 million (including €58 million drawn under credit lines);

•	Colombia €59 million; and

•	Brazil €366 million.

As of 31 December 2007, our borrowings in Latin America amounted to €776 million, of which 43% (in terms of principal amount) was subject to a parent guarantee provided by Gas Natural SDG. The geographical breakdown of our borrowings in Latin America, as of 31 December 2007, was: Argentina €83 million (including short-term debentures of €26 million); Mexico €197 million (including €10 million drawn under credit lines); Colombia €64 million (including short-term debentures of €14 million); and Brazil €432 million.

As of 31 December 2006, our borrowings in Latin America amounted to €908 million, of which 39% (in terms of principal amount) was subject to a parent guarantee provided by Gas Natural SDG. The geographical breakdown of our borrowings in Latin America, as of 31 December 2006, was: Argentina €73 million; Mexico €324 million (including €40 million drawn under credit lines); Colombia €73 million (including short-term debentures of €14 million); and Brazil €438 million.

All our Latin American debt is denominated in local currency and the euro amounts stated above have been calculated using the exchange rate applicable on 31 December 2008, 2007 or 2006, as applicable.

Project financings

Borrowings from commercial banks for our wind farm operations. As of 31 December 2008, our wind farm operators had €107 million of debt outstanding, mainly related to project financing. 64% of this debt (by principal amount) is long-term, maturing in 2012 or later. As of 31 December 2007, these companies had €117 million of debt outstanding, compared with €121 million as of 31 December 2006, in each case, principally related to project financing.

Borrowings from commercial banks for our Puerto Rican operations. As of 31 December 2008, we had €193 million of attributable outstanding debt associated with our CCGT and regasification project in Puerto Rico, including €11 million drawn under credit lines. 80% of this debt (by principal amount) is long-term, maturing in 2012 or later. As of 31 December 2007, our attributable outstanding debt was €185 million (including €10 million drawn under credit lines), compared with €214 million (including €11 million drawn under credit lines) as of 31 December 2006.

Capital Expenditures and Investments

Our total investments totalled €3,697 million, €2,323 million and €1,164 million in the years ended 31 December 2008, 2007 and 2006, respectively. The following table presents a breakdown of our investments between investments in tangible and intangible assets and financial investments for each of those financial years. For information regarding the presentation of financial information for 2006, see “Presentation of Financial Information” above.

	Year ended 31 December
Investments	2008	% change 2007-2008	2007	% change 2006-2007	2006
	(€ in millions, except percentages)
Investments in tangible assets	1,068	(6.9)	1,148	8.6	1,057
Investments in intangible assets	141	122.2	63	10.5	57
Financial investments	2,488	123.7	1,112	2,122.0	50

Total investments	3,697	59.1	2,323	99.6	1,164

Investments in Tangible Assets—Capital Expenditures

The following table presents the breakdown of our historic capital expenditures by line of business and geographic segment for each of the years ended 31 December 2008, 2007 and 2006.

	Year ended 31 December
Investments in tangible assets	2008	% change 2007-2008	2007	% change 2006-2007	2006
	(€ in millions, except percentages)
Distribution	662	6.1	624	5.4	591

Spain	461	2.2	451	9.2	412
Latin America	136	15.3	118	4.6	113
Italy	65	18.2	55	(16.7)	66

Electricity	353	5.1	336	7.3	314

Spain	310	(5.8)	329	7.6	306
Mexico	36	—	—	—	—
Puerto Rico	7	—	7	(3.8)	8

Gas	33	(79.8)	163	33	123

Upstream & Midstream	21	(85.9)	149	36.4	109
Wholesale & Retail	12	(14.3)	14	5.8	14
Rest	20	(20.0)	25	(15.4)	29

Total	1,068	(7.0)	1,148	8.6	1,057

Our principal capital expenditures during the three years ended 31 December 2008 were as follows.

Year ended 31 December 2008. Our total capital expenditure for the year was €1,068 million, a decrease of 7.0% compared with the year ended 31 December 2007. This decrease was principally attributable to the more significant investment we made in our Upstream & Midstream segment in 2007, which included the acquisition of a new methane vessel, the Sestao Knutsen (see “—Year ended 31 December 2007” below). Our key capital expenditures in 2008 were as follows.

•	Our capital expenditure of €662 million in the Gas Distribution segment represented 62.0% of our total capital expenditure for the year and increased by 6.1% compared with the prior year.

•

In Spain, where Gas Distribution capital expenditure accounted for 43.2% of our total annual capital expenditure, we constructed 3,149 km of new pipeline (an increase of 6.9% compared with 2007) and established 161,000 new supply points (an increase of 2.8% compared with 2007), notwithstanding a deceleration in the construction of new homes over the period. Our capital expenditure in the Spanish Gas Distribution segment increased by 2.2% in 2008 compared with 2007, broadly in line with the increase in the number of supply points over the year.

•

In Latin America, where Gas Distribution capital expenditure accounted for 12.7% of our total annual capital expenditure, we made significant new investments, increasing our capital expenditure by 15.3% compared with 2007, principally driven by strong growth in our Gas Distribution business in Brazil. These investments in Latin America included 1,641 km of new pipeline (an increase of 2.8% compared with 2007) and 176,000 new supply points (an increase of 3.5% compared with 2007).

•	Our capital expenditure of €353 million in the Electricity segment represented 33.1% of our total capital expenditure for the year and increased by 5.1% compared with the prior year.

•

In Spain, our capital expenditure in the Electricity segment, which accounted for 29.0% of our total annual capital expenditure, was principally related to the development of our CCGT plants at Puerto de Barcelona (800 MW) and Malaga (400 MW). Our capital expenditure in our Spanish Electricity segment decreased by 5.8% in 2008 compared with 2007, principally as a result of the completion, in 2007, of the CCGT plant at Plana del Vent (800 MW).

•

In 2008, we also made our first capital expenditures in the Electricity segment in Mexico following our acquisition, in December 2007, of five CCGT plants and a gas pipeline from EDF and the Mitsubishi Corporation.

•

Our capital expenditures in the Upstream & Midstream segment of €21 million primarily reflected investments at the Gassi Chergui project in Algeria and the hydrocarbon exploration activity of our wholly-owned subsidiary, Petroleum Oil & Gas, S.A. The significant reduction compared with the prior year, when we invested €149 million, was mainly attributable to our purchase, in 2007, of a methane vessel, the Sestao Knutsen, with a capacity of 138,000 cubic metres.

Year ended 31 December 2007. Our total capital expenditure for the year was €1,148 million, an increase of 8.6% compared with the year ended 31 December 2006. This increase was principally attributable to the more significant investments we made in our Gas Distribution segment in Spain and in our Electricity segment in 2007. Our key capital expenditures in 2007 were as follows.

•	Our capital expenditure of €624 million in the Gas Distribution segment represented 54.4% of our total capital expenditure for the year and increased by 5.4% compared with the prior year.

•

In Spain, where Gas Distribution capital expenditure accounted for 39.3% of our total annual capital expenditure and increased by 9.2% in 2007 compared with 2006, we constructed 3,065 km of new pipeline (an increase of 7.2% compared with 2006) and established 246,000 new supply points (an increase of 4.5% compared with 2006), notwithstanding a deceleration in the construction of new homes over the period.

•

In Latin America, where Gas Distribution capital expenditure accounted for 10.3% of our total annual capital expenditure and increased by 4.6% compared with 2006, we constructed 1,403 km of new pipeline (an increase of 2.4% compared with 2006) and established 170,000 new supply points (an increase of 3.5% compared with 2006).

•

In Italy, where we incurred capital expenditure of €55 million, or 4.8% of our total annual capital expenditure, we completed a number of investments, including a new 236 km distribution network, near the cities of Reggio di Calabria (south-west Italy) and Catania (Sicily) in 2006.

•

Our capital expenditure of €336 million in the Electricity segment represented 29.3% of our total capital expenditure for the year and increased by 7.3% compared with the prior year. In Spain, our capital expenditure in the Electricity segment, which accounted for 28.7% of our total annual capital expenditure, was principally related to the completion of the 800 MW CCGT plant at Plana del Vent and the development of the CCGT plants at Malaga (400 MW) and Puerto de Barcelona (800 MW). Our capital expenditure in our Spanish Electricity segment increased by 7.6% in 2007 compared with 2006, principally as a result of the commencement of construction of the Malaga and Puerto de Barcelona CCGT plants.

•

Our capital expenditure in the Upstream & Midstream segment of €149 million was primarily attributable to the acquisition, through our 50% “Stream” joint venture with Repsol YPF, of a new methane vessel, the Sestao Knutsen, developments at the Gassi Chergui site in Algeria and the hydrocarbon exploration activity of our wholly-owned subsidiary Petroleum Oil & Gas, S.A.

Year ended 31 December 2006. Our total capital expenditure for the year was €1,057 million. Our capital expenditure of €412 million in Gas Distribution in Spain, or 39.0% of our total capital expenditure for the year, principally comprised the establishment of 301,000 new supply points and the construction of 2,753 kilometres of new pipeline in the Spanish gas network. Our capital expenditure for the year of €113 million in our Gas Distribution activities in Latin America represented a decrease of 4.6% compared with the prior year due mainly to a slowdown in activity in Mexico. Our capital expenditure in our Gas Distribution segment in Italy remained stable with an annual investment of €66 million.

Our capital expenditure of €314 million, or 29.7% of our total capital expenditure for the year, in our Electricity segment principally comprised the development and completion of the 1,200 MW CCGT plant at Cartagena (Spain) and the continued development of the 800 MW CCGT plant at Plana del Vent (Spain).

Our capital expenditure in the Upstream & Midstream segment of €109 million, or 10.3% of our total capital expenditure for the year, primarily reflected the commencement of development activities at the Gassi Touil project in Algeria and the hydrocarbon exploration activity of our wholly-owned subsidiary, Petroleum Oil & Gas, S.A.

Investments in Intangible Assets

The following table presents the breakdown of our historic investments in intangible assets by type of investment for each of the years ended 31 December 2008, 2007 and 2006.

	Year ended 31 December
Investments in intangible assets	2008	% change 2007-2008		2007	% change 2006-2007		2006
	(€ in millions, except percentages)
Concessions, patents, licences, brands and similar	4	33.3		3	—		3
Information technology systems	69	25.5		55	12.2		49
Other intangible assets	68	n.m.	(1)	5	—		5

Total (excluding goodwill)	141	123.8		63	10.5		57
Goodwill arising on consolidation	3	n.m.	(1)	122	n.m.	(1)	2

Total (including goodwill)	144	(22.2)		185	213.6		59

Note:

(1)	Not meaningful.

Our principal investments in intangible assets during the three years ended 31 December 2008 were as set out below. We made no significant divestments of intangible assets during that period.

Year ended 31 December 2008. Our total investment in intangible assets for the year was €144 million, a decrease of 22.2% compared with the year ended 31 December 2007, although, excluding goodwill, our total investment in intangible assets increased by €78 million, or 123.8%, in 2008 compared with the prior year. This increase was principally attributable to our investments in CO2 emission rights, which increased to €60 million for the year ended 31 December 2008 from €1 million in 2007, to cover our annual emission rights deficit. There was also an increase of €14 million, or 25.5%, in our investments in IT systems during 2008 driven by the expansion and increased IT needs of our Group. The significant decrease in goodwill acquired from €122 million for the year ended 31 December 2007 to €3 million in 2008 was attributable to the goodwill generated on consolidation following our acquisition in 2007 of an indirect shareholding of 19.6% in Gas Natural BAN and a number of other companies in Italy and Mexico (see “—Year ended 31 December 2007” below). In 2008, only €3 million of goodwill was generated on consolidation following our acquisition of a number of gas distribution companies in Italy.

Year ended 31 December 2007. Our total investment in intangible assets for the year was €185 million, compared with €59 million for the year ended 31 December 2006. This increase was principally attributable to the generation of goodwill on consolidation of €122 million in the year ended 31 December 2007 as described above, compared with only €2 million in the prior year, relating to the acquisition of an additional indirect participation of 19.6% in the share capital of the Argentinean company, Gas Natural BAN, our acquisition of a number of gas distribution companies in Italy and our acquisition of five CCGT plants and a gas pipeline in Mexico. There was also a small increase in our investments in IT systems during 2007 driven by the expansion and increased IT needs of our Group.

Year ended 31 December 2006. Our total investments in intangible assets for the year was €59 million, in line with prior years. Our investments in IT systems represented 83.1% of our total investments in intangible assets for the year.

Total Investments in Tangible and Intangible Assets

Our total investments in tangible and intangible assets totalled €1,209 million, €1,211 million and €1,114 million in the years ended 31 December 2008, 2007 and 2006, respectively. The following table presents a breakdown of our investments in tangible assets and intangible assets, for the periods indicated, by geographic segment.

	Year ended 31 December
Investments in tangible and intangible assets	2008	% of total	2007	% of total	2006	% of total
	(€ in millions, except percentages)
Spain	936	77.4	888	73.3	812	72.9
Rest of Europe	69	5.7	58	4.8	72	6.5
Latin America	178	14.7	124	10.2	120	10.8
Puerto Rico	7	0.6	8	0.7	8	0.7
Maghreb	19	1.6	133	11.0	102	9.2

Total	1,209	100.0	1,211	100.0	1,114	100.0

Financial Investments

Our principal financial investments and divestments during the three years ended 31 December 2008 were as follows.

Investments

Our total financial investments totalled €2,488 million, €1,112 million and €50 million in the years ended 31 December 2008, 2007 and 2006, respectively.

Year ended 31 December 2008. Our financial investments during the year totalled €2,488 million, an increase of 123.7% compared with the prior year. Our financial investments during the year ended 31 December 2008 included:

•	our acquisition of a part (representing 9.99% of the voting share capital of Unión Fenosa) of the ACS Stake for a total purchase price of €1,675 million (see “Our Acquisition of Unión Fenosa”);

•	our acquisition of the Caixanova Stake (representing 4.72% of the voting share capital of Unión Fenosa) for a total purchase price of €776 million (see “Our Acquisition of Unión Fenosa”); and

•	our acquisition of 100% of the share capital of the Italian company, Pitta Costruzioni for a total consideration of €27 million pursuant to our agreement, dated 3 July 2008, with FIMA s.r.l.

Year ended 31 December 2007. Our financial investments during the year totalled €1,112 million, compared with €50 million in the prior year. Our financial investments during the year ended 31 December 2007 included:

•

our acquisition of four CCGT plants and a gas pipeline owned by EDF, and a fifth CCGT plant owned by EDF and the Mitsubishi Corporation, with a combined generation capacity of 2,233 MW in Mexico, through the acquisition of a number of Mexican companies for a total purchase consideration of €1,010 million;

•

our acquisition of a 28% stake in Invergas, S.A. (“Invergas”), Gas Natural SDG Argentina, S.A., Natural Energy, S.A. and Natural Servicios, S.A., which increased our total indirect shareholding in our Argentinean gas distribution company, Gas Natural BAN, by 19.6% to 70.0%, for a total purchase consideration of €42 million;

•

our acquisition of 100% of the share capital of Italmeco, an Italian group mainly engaged in the distribution and sale of gas in 31 municipalities in four central and southern regions of Italy, for a total purchase consideration of €24 million; and

•

our acquisition of 100% of the share capital of Eastern España, S.A.U., a company mainly engaged in research and exploitation of hydrocarbons and the transport, storage, treatment and sale of hydrocarbon by-products, for a total purchase consideration of €3 million.

Year ended 31 December 2006. Our financial investments during the year totalled €50 million and principally included the acquisition of 100% of the share capital of Petroleum Oil & Gas España, S.A., a company mainly engaged in research and exploitation of hydrocarbons and the transport, storage, treatment and sale of hydrocarbon by-products, for a total purchase consideration of €29 million.

Divestments

Our principal financial divestments during the three years ended 31 December 2008 were as follows.

Year ended 31 December 2008. Our principal financial divestments during the year ended 31 December 2008 were the sale, in July 2008, of our 14.77% stake in Transportadora Colombiana de Gas, S.A., ESP for a total sale consideration of €11 million, generating a net gain on sale of €8 million.

Year ended 31 December 2007. Our principal financial divestment during the year ended 31 December 2007 was the sale of our 9.38% stake in Naturgas Energía Grupo, S.A. for a total sale consideration of €122 million, generating a net gain on sale of €65 million.

Year ended 31 December 2006. Our principal financial divestments during the year ended 31 December 2006 were our sale of part of our stake (representing 7.79%) in the share capital of Enagás for a total sale consideration of €310 million, generating a net gain on sale of €194 million, and the sale of our 10% stake in Gas Natural de Álava, S.A. for a total sale consideration of €9 million, generating a net gain on sale of €6 million.

Current and Anticipated Capital Expenditures and Investments

Current Capital Expenditures and Investments

Capital expenditure. As of 31 December 2008, we had capital expenditure commitments of €316 million (€200 million to be incurred in 2009 and €116 million to be incurred in 2010), principally relating to the construction of our CCGT plants in Malaga (400 MW) and Puerto de Barcelona (800 MW), the 100 MW expansion of our plant at Arrúbal and certain upstream projects. As of that date, we also had a contractual commitment, together with Repsol YPF, in respect of an LNG tanker, the Iberica Knutsen, with a capacity of 138,000 cubic metres, which we expect to incorporate into the fleet of LNG tankers operated by our ‘Stream’ joint venture in 2009.

Financial investments. Since 31 December 2008, we have made investments of €5,928 million including a financial investment of €5,825 million in respect of the balance of the ACS Stake, representing 35.31% of the voting share capital of Unión Fenosa (see “Our Acquisition of Unión Fenosa” for further information). Following this acquisition, our total shareholding increased to 50.02% of the voting share capital of Unión Fenosa, although, until the Offer Document in respect of the Offer is approved by the CNMV, our voting rights will be capped at 30% in accordance with Spanish takeover regulations. As described more fully in “Our Acquisition of Unión Fenosa—Our Takeover Offer for Unión Fenosa”, our acquisition of the balance of the ACS Stake triggered a requirement to formulate a mandatory takeover offer for all of the shares of Unión Fenosa not already held by us. The Offer Document was presented to the CNMV for approval on 3 March 2009.

Anticipated Capital Expenditures and Investments

Our principal investment in the current financial year will be the completion and settlement of our acquisition of Unión Fenosa. See “Our Acquisition of Unión Fenosa”.

On 23 October 2007, our Board of Directors approved a strategic plan for the period 2008-2012, anticipating total investments of €12,500 million and total divestments of €500 million over that period. Following our acquisition of Unión Fenosa, however, we anticipate that the strategic plan, and the anticipated investments and divestments, will be revised.

As of the date of this offering memorandum, we anticipate that the Enlarged Group will target investments for the period 2008 to 2012 of approximately €9,000 million, which will principally be destined to the organic growth of the Enlarged Group, and divestments of approximately €3,000 million during 2009 and, failing which, 2010. However, until we assume operational control of the Unión Fenosa Group and our Board of Directors formally approves a new strategic plan, we can provide no firm indication of the strategic objectives that will be established for the Enlarged Group.

The following table presents our investments by segment for the two months ended 28 February 2009.

Investments	Two months ended 28 February 2009
(€ in millions)
Distribution	43

Spain	31
Latin America	8
Italy	4

Electricity	48

Spain	45
Mexico	—
Puerto Rico	3

Gas:	6

Upstream & Midstream	4
Wholesale & Retail	2
Other	6

Total	103

Contractual Obligations

The following table presents our contractual obligations due by period as of 31 December 2008, but does not reflect payments of principal or interest on financial debt. See “—External Borrowings”.

	As of 31 December 2008
	Total	2009	2010	2011	2012	2013	Thereafter
	(€ in millions)
Purchases
Operating leases(1)	407	69	58	50	51	20	159
For purchases of natural gas(2)	85,396	7,854	7,295	7,171	6,496	5,887	50,693
For transport of natural gas(3)	1,151	111	119	116	102	98	605
Investments(4)	316	200	116	—	—	—	—

Total contractual obligations	87,270	8,234	7,588	7,337	6,649	6,005	51,457

Sales
For assignment of CCGT capacity(5)	2,807	202	194	175	179	197	1,860
For sales of natural gas(6)	11,972	2,992	1,924	1,541	1,544	1,423	2,548

Total contractual obligations	14,779	3,194	2,118	1,716	1,723	1,620	4,408

Notes:

(1)	Principally reflects the future payments foreseen for leases for six LNG gas transport tankers and operating costs associated with the charter agreements in respect of those of our LNG tankers that are subject to finance leases (see Note 17 to our audited consolidated annual accounts as of and for the year ended 31 December 2008). It also includes rental payments under an operating lease (without a purchase option) in respect of the “Torre del Gas” building, which is owned by Torre Marenostrum, S.L. The operating lease is for an initial ten-year period running from March 2006, which we may extend at fair value for successive periods of three years at our discretion.

(2)	Principally reflects the long-term commitments to purchase natural gas under ‘take-or-pay’ gas supply agreements negotiated and maintained for own use (see Note 2.9(d) to our audited consolidated annual accounts as of and for the year ended 31 December 2008). Normally, these agreements have a term from 20 to 25 years and a minimum quantity to be purchased. The contractual commitments under these contracts have been calculated on the basis of natural gas prices as of 31 December 2008.

(3)	Reflects long-term commitments (20 to 25 years) to purchase gas transport capacity calculated on the basis of prices as of 31 December 2008.

(4)	Principally reflects our payment commitments under the turnkey contracts for the construction of the 400 MW CCGT plant in Malaga and the 800 MW Puerto de Barcelona plant and the 100 MW increase in the capacity of the Arrúbal plant, as well as investment commitments for certain upstream projects.

(5)	Reflects our long-term (25 years) contractual commitments, calculated on the basis of prices at 31 December 2008, to assign electricity generation capacity at our CCGT plants in Mexico and Puerto Rico. These arrangements have been classified as operating leases and do not grant the assignee a purchase option in respect of such capacity.

(6)	Reflects our long-term contractual commitments for the sale of natural gas under ‘take-or-pay’ gas supply agreements negotiated and maintained for own use (see Note 2.9(d) to our audited consolidated annual accounts as of and for the year ended 31 December 2008). The contractual commitments under these contracts have been calculated on the basis of natural gas prices at 31 December 2008.

For information on our contractual obligations as of 31 December 2007 and 2006, please refer to Note 36 to our audited consolidated annual accounts as of and for each of the years ended 31 December 2007 and 2006, respectively.

Credit Ratings

The table below presents our credit ratings for short- and long-term debt as of the date of this offering memorandum. A credit rating is not a recommendation to buy or sell or hold securities, may be subject to revision at any time and should be evaluated independently of any other rating.

	Long-term	Short-term
Moody’s(1)	Baa1	P-2
Standard & Poor’s	BBB+	A-2
Fitch Ratings	A-	F2

Note:

(1)	Ratings relate to our subsidiaries Gas Natural Finance B.V. and Gas Natural Capital Markets, S.A.

Following the announcement for acquisition of the ACS Stake, Moody’s placed our credit ratings “on review for possible downgrade” and Standard & Poor’s placed our credit ratings on “creditwatch with negative implications”. On 20 February 2009, Standard & Poor’s downgraded our long-term and short-term credit ratings to BBB+ and A-2 from A and A-1, respectively, maintaining our credit ratings on “creditwatch with negative implications”. On 26 February 2009, Fitch Ratings downgraded our long-term and short-term credit ratings from A and F1 to A- and F2, respectively, and removed our short-term credit rating from “Rating Watch Negative”. Our long-term credit rating remains on “Rating Watch Negative”.

On 2 March 2009, Moody’s downgraded the long-term credit rating of our subsidiaries Gas Natural Finance B.V. and Gas Natural Capital Markets, S.A. to Baa1 from A3, and kept the ratings on review for possible downgrade. The Prime-2 short-term rating of these subsidiaries remained unchanged.

Our intention, following our acquisition of Unión Fenosa, is to maintain a solid and flexible financing structure and, in particular, to retain a consolidated long-term credit rating of at least BBB (stable) from Standard & Poor’s and Baa2 (stable) from Moody’s, in line with other companies in the international energy sector. We can provide no assurance, however, that such minimum credit ratings will be maintained.

For further information on the risk of a possible downgrade of one or more of our credit ratings (both short- and long-term) as a result of our utilisation of the Acquisition Facilities, see “Risk Factors—Risks Relating to our Financing of the Offer”.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet obligations, other than guarantees granted in the ordinary course of our operations.

As of 31 December 2008, we had granted guarantees in favour of third parties in an aggregate amount of €538 million in respect of our business activities.

In addition, as of 31 December 2008, we had granted guarantees in a total amount of €667 million in respect of obligations under certain financing agreements entered into by certain of our Group companies.

Market Risk

Risk Management

We have a series of standards, procedures and systems for identifying, measuring and managing different types of risk which are based on the following fundamental principles:

•	Ensuring that the most material risks are correctly identified, evaluated and managed.

•	Segregation at the operating level of the risk management functions.

•	Ensuring that the level of our risk exposure is in line with the risk profile established by our annual and strategic objectives.

•	Integrated focus on risk-profitability management.

•	Ensuring the appropriate determination and review of the risk profile by our risk committee, proposing global limits by risk category and assigning them to our business units.

Interest Rate Risk

Fluctuations in interest rates modify the fair value of the assets and liabilities that accrue a fixed interest rate and the cash flows from assets and liabilities pegged to a floating interest rate, and, accordingly, affect equity and profit, respectively.

The purpose of interest rate risk management is to balance floating and fixed borrowings in order to reduce financial debt costs within the established risk parameters. We use financial swaps to manage our exposure to interest rate fluctuations.

Our debt structure as of 31 December 2008, 2007 and 2006, after taking into account the hedges structured through derivatives, is as follows.

	As of 31 December
Debt structure	2008	2007	2006
Fixed interest rate	3,948	1,854	2,095
Floating interest rate	1,437	2,225	1,123

Total	5,385	4,079	3,218

The floating interest rate is mainly subject to the fluctuations of the European Interbank Offered Rate (EURIBOR), the London Interbank Offered Rate (LIBOR) and the indexed rates of Mexico, Brazil, Colombia and Argentina.

The following table presents the sensitivity of profit and equity to the stated fluctuations in interest rates as of 31 December 2008, 2007 and 2006.

As of 31 December:	Increase/decrease in interest rates (basis points)	Effect on income before taxes	Effect on equity before taxes
2008	+10	(1)	8
	(10)	1	(8)

2007	+10	(2)	3
	(10)	2	(3)

2006	+10	(1)	3
	(10)	1	(3)

Exchange Rate Risk

Variations in the exchange rates can affect the fair value of:

•	the counter value of cash flows related to the purchase and sale of raw materials denominated in currencies other than local or functional currencies;

•	debt denominated in currencies other than local or functional currencies; and

•	operations and investments in non-euro currencies, and, accordingly, the counter value of equity contributed and results.

In order to mitigate these risks we finance, to the extent possible, our investments in local currency. Furthermore, we try to make, whenever possible, costs and revenues indexed in U.S. dollars coincide, as well as amounts and maturities of assets and liabilities arising from operations denominated in non-euro currencies.

For open positions, the risks in investments in non-functional currencies are managed through financial swaps and foreign exchange fluctuation insurance within the limits approved for hedging instruments.

The non-euro currency with which we operate mostly is the U.S. dollar. The sensitivity of our results and consolidated equity to a 5% variation (increase or decrease) in the U.S. dollar/euro exchange rate as of 31 December 2008, 2007 and 2006 is set out in the table below.

	As of 31 December
	Increase/ (decrease) in the U.S. dollar/euro exchange rate	2008	2007	2006
Effect on income before taxes	+5%	—	1	1
	(5%)	—	(1)	(1)

Effect on equity before taxes	+5%	(25)	(21)	(38)
	(5%)	28	23	42

Commodity Price Exchange Risk

We are exposed to the variation in commodity prices since a major portion of our operating expenses is linked to the purchase of gas for commercialisation in the free market and supply to regulated markets. Likewise, our CCGT plants are fuelled by natural gas. Of special note is the effect of seasonality on demand during winter consumption peaks, where we seek to acquire additional gas to guarantee the continuity of supply through ‘spot’ market purchases at prices that are higher than those under our long-term procurement contracts. Additionally, as a result of our significant presence in the power generation business, we are exposed to electricity sale prices.

Our exposure to these risks is managed and mitigated through the monitoring of our position with respect to these commodities. Additionally, in the gas business, we try to balance purchase and supply obligations and to diversify and actively manage our procurement contracts. When it is not possible for us to achieve a natural hedge, the position is managed, within reasonable risk parameters, through derivatives to reduce exposure to price risk, generally through hedging instruments.

The risks inherent in the electricity trading operations that we carry out is not, in our view, significant, due to the low volume of these operations and the limits established, both in terms of amount and maturity.

The following tables present the sensitivity of results and net equity to the variation in the fair value of derivatives to hedge commodity prices, taking the Henry Hub index as the reference for the variation in gas price purchases and the sale price on the Spanish daily electricity market (operated by OMEL) as the reference for the variation in the sale price of electricity, as of the dates indicated. As of 31 December 2008, we did not have any derivatives in place in respect of the price of gas.

As of 31 December:	Increase/decrease in the Henry Hub index (purchase price of gas)	Effect on income before taxes	Effect on equity before taxes
2007	+10	—	1
	(10)	—	(1)

2006	+10	—	3
	(10)	—	(3)

As of 31 December:	Increase/decrease in the OMEL price (electricity sale price)	Effect on income before taxes	Effect on equity before taxes
2008	+10	7	(5)
	(10)	(7)	5

2007	+10	(4)	(14)
	(10)	4	14

2006	+10	—	—
	(10)	—	—

Credit Risk

We manage credit risk arising on the default of a counterparty through policies that seek to ensure that wholesale sales of products are made to customers with an appropriate credit history, for which solvency studies are carried out prior to the assignment of an appropriate credit limit.

Furthermore, the outstanding trade receivables are stated on the balance sheet net of provisions for bad debts, estimated by us on the basis of our experience in previous years in line with the prior segregation of customer portfolios and the current economic environment.

In order to mitigate credit risk arising from financial positions, our derivatives contracts and the placement of our treasury surpluses are carried out with banks and other financial institutions that are highly solvent and appropriately rated by the leading credit rating agencies (such as Moody’s and Standard & Poor’s). As of 31 December 2008, 2007 and 2006, we did not have a significant concentration of credit risk in any one counterparty.

The following table presents the breakdown of the age of financial receivables overdue but not considered bad debts as of 31 December 2008, 2007 and 2006.

	As of 31 December
Age of financial receivables overdue	2008	2007	2006
Less than 90 days	101	175	179
90—180 days	31	33	71
More than 180 days	9	1	1

Total	141	209	251

Liquidity Risk

We have liquidity policies that seek to ensure that our payment commitments are met, diversifying the coverage of our financing needs and debt maturities. A prudent management of our liquidity risk includes maintenance of sufficient cash and realisable assets and the availability of funds sufficient to cover our credit obligations.

As of 31 December 2008, the available liquidity totalled €10,095 million, taking into account (i) cash and cash equivalents (see Note 11 to our audited consolidated annual accounts as of and for the year then ended and “—Liquidity and Capital Resources” above), (ii) time deposits (see Note 8 to our audited consolidated annual accounts as of and for the year then ended), and (iii) credit facilities and debt issues not drawn down (see Note 15 to our audited consolidated annual accounts as of and for the year then ended and “—External Borrowings” above).

INDUSTRY OVERVIEW

Spanish Energy Markets

At a national level, the Spanish government regulates the gas and electricity industries in Spain through the Ministry for Industry, Tourism and Trade (Ministerio de Industria, Turismo y Comercio or “MITC”), which is responsible for establishing the economic remuneration for regulated activities. The CNE is the regulatory body assigned the task of ensuring the existence of effective competition in Spain’s energy systems, including the electricity market and the liquid and gaseous hydrocarbons markets, and the fair and transparent functioning of such systems for the benefit of market participants and consumers alike. See “Regulation” for a summary of certain key features of the principal regulatory regimes under which we operate.

Spanish Gas Market

The principal activities

Following the recent changes introduced to the regulatory regime governing the Spanish natural gas market, the principal activities in Spain related to natural gas can be broadly grouped as follows:

•

Procurement. Natural gas reserves are extremely scarce in Spain and, as a result, virtually all of Spain’s natural gas is imported via international pipelines from Morocco and France and via tankers in the form of LNG. Procurement is not regulated although there is a general obligation regarding the diversification of source countries (see “Regulation—Regulation of the Natural Gas Industry in Spain”).

•

Regasification. Once imported via tankers, LNG is stored in storage tanks and regasified before it is introduced into the high-pressure transportation network in gaseous form. Regasification plants are generally situated on the coast. Regasification is a regulated activity.

•

Transportation. Once imported or produced and, if necessary, regasified, natural gas (in gaseous form) is injected into and transported through the high-pressure pipeline network, which we refer to as the “transportation network”. This network of high-pressure pipelines runs through most regions of Spain and brings natural gas to large end consumers, such as power plants and industrial customers that are linked directly to the transportation network, and to local distributors. Transportation is a regulated activity.

•

Storage. Gas storage facilities are necessary to ensure that there is a constant supply of natural gas to meet seasonal changes in demand and other peaks in demand and to comply with the regulations requiring minimum levels of reserves to be maintained. The storage facilities are normally in the form of underground geological features, such as salt-caves or depleted gas reserves. Storage is, with certain exceptions, a regulated activity.

•

Distribution. Natural gas is delivered from the high-pressure network to supply points through a network of medium- and low-pressure pipes, which we refer to as “distribution networks”. The natural gas transmitted through distribution networks is now supplied exclusively by natural gas commercialisers (including suppliers of ‘last resort’) for commercialisation to consumers that, due to their lower levels of consumption, are not permitted to connect directly to the transportation network. Distribution is a regulated activity.

•	Commercialisation. Commercialisation involves the acquisition of gas from gas suppliers for on-sale to other commercialisers and consumers. Commercialisation is not a regulated activity.

Entities carrying out regulated regasification, transportation, storage and distribution activities are required by Spanish regulations to grant third-party access (“TPA”) to commercialisers, among others, to their infrastructure and facilities. They receive fixed remuneration for granting TPA based on the volumes contracted and investments made.

The diagram below presents the functioning of the Spanish natural gas market.

Natural gas as an energy source

Among the most salient features of the Spanish natural gas market, we would note its relatively recent development within the Spanish energy market, its continued growth rate in recent years and the fact that demand for natural gas is growing at a faster rate than the demand for energy as a whole in Spain.

The following tables show the percentages of the different primary and final energy sources used in Spain for the periods indicated. Primary energy refers to energy that has not been subjected to any energy conversion or transformation process, such as coal, oil and gas in their naturally occurring form. Primary energy also includes nuclear energy and renewable energy sources, such as wind and solar power. Final energy is produced following processes that convert primary energy sources into more convenient forms of energy, such as electrical energy.

	Proportion of total primary energy sources(1) (%)
Year	Coal(2)	Petroleum	Natural gas	Renewable energy sources	Nuclear	Net imports(3)
1995	19.2	55.9	7.7	2.0	14.8	0.4
1996	16.1	56.6	8.6	3.6	15.0	0.1
1997	17.4	55.3	10.7	3.0	13.9	(0.3)
1998	16.5	55.7	10.7	2.9	13.9	0.3
1999	18.1	54.4	11.7	2.1	13.2	0.4
2000	18.2	53.2	12.5	2.4	13.3	0.3
2001	16.2	53.7	13.2	3.3	13.4	0.2
2002	17.7	52.4	14.6	2.2	12.8	0.4
2003	15.9	52.3	16.1	3.5	12.2	0.1
2004	15.9	51.4	17.9	3.0	12.0	(0.2)
2005	15.9	50.6	20.5	2.5	10.6	(0.1)
2006	14.1	50.4	21.6	3.0	11.2	(0.2)
2007	15.2	49.6	22.1	3.3	10.1	(0.3)

Source:	MITC, Report: Energy in Spain.

Notes:

(1)	Does not include final consumption of renewable energies.

(2)	Includes municipal solid waste and other solid fuels consumed in electricity generation.

(3)	The balance of international electrical energy transfers (imports less exports).

	Proportion of total final energy sources(1) (%)
Year	Coal(2)	Petroleum products(3)	Natural gas(4)	Electricity(5)
1995	3.9	68.4	9.5	18.1
1996	3.5	68.0	10.4	18.1
1997	3.2	67.8	11.0	18.0
1998	3.2	66.9	12.1	17.8
1999	3.1	65.1	13.2	18.6
2000	2.9	64.1	14.2	18.8
2001	2.8	63.5	14.5	19.2
2002	2.7	62.6	15.3	19.4
2003	2.5	62.0	15.9	19.6
2004	2.4	61.5	16.3	19.8
2005	2.4	60.2	17.2	20.3
2006	2.2	60.2	16.2	21.3
2007	2.4	59.3	17.1	21.2

Source:	MITC, Report: Energy in Spain.

Notes:

(1)	Does not include renewable energy sources.

(2)	Refers to the consumption of coal in its natural state other than for the production of electricity.

(3)	Refers to petroleum products, such as petrol and kerosene, which are principally destined for use as fuel for land, sea and air transport. To a lesser extent, it also refers to liquefied petroleum gas (LPG) and other petroleum-based fuels used for heating in the residential and services sectors.

(4)	Refers to the use of gas in its natural state for heating and other purposes in the residential, services and industrial sectors. It does not include, however, electricity generation through the cogeneration process, which appears under “Electricity”.

(5)	Refers to the conversion of primary energy sources into electricity.

In the period 1995-2007, as a percentage of the total primary and final energy consumed in Spain, natural gas increased from 7.7% to 22.1% for total primary energy and from 9.5% to 17.1% for total final energy.

Demand for natural gas

In recent years, Spain has had the sixth highest level of natural gas consumption among the EU-25 countries, behind the United Kingdom, Germany, Italy, France and the Netherlands (source: Sedigas Annual Report 2007). The size of the natural gas market in Spain has increased significantly in recent years from 195.8 TWh in 2000 to 448.9 TWh in 2008 (source: Sedigas Preliminary Statistical Report 2008).

The aggregate investment in Spanish natural gas transportation and distribution infrastructure assets has also increased in 2008, with the national pipeline network growing by 8% to 68,173 km at 31 December 2008 (source: Sedigas Preliminary Statistical Report 2008). Through the national transportation and distribution network, gas supplies were, at 31 December 2008, available to 1,409 municipalities, compared with 1,325 municipalities at 31 December 2007, in all the autonomous regions in mainland Spain (source: Sedigas Preliminary Statistical Report 2008).

Certain key features of the Spanish natural gas market

Among the key features of the Spanish natural gas market, we would highlight the following:

•

Natural gas accounted for 22.1% and 17.1% of Spain’s primary and final energy sources, respectively, for the year ended 31 December 2007 (source: MITC, Report: Energy in Spain). Moreover, the growth rates in natural gas consumption in Spain have outpaced most European countries in recent years, with a growth rate of 4.3% in the year ended 31 December 2007, compared with a contraction of 1.5% as an average for the EU-25 countries over the same period (source: Sedigas Annual Report 2007).

•

Due to its scarce levels of domestic natural gas production, almost all of the natural gas consumed in Spain is imported via pipelines and LNG tankers (source: Enagás Preliminary Report 2008). As a result, diversification of sources of supply is necessary to ensure a constant and reliable supply and to avoid excessive dependence on a single country for such supply. Under Spanish regulations, no more than 60% of the total natural gas supply to Spain may originate from one country and a minimum 20-day reserve of gas must be maintained in storage to meet shortages in supply. See “Regulation—Regulation of the Natural Gas Industry in Spain”.

•

Spain’s geographic distance from the European natural gas reserves of the North Sea and its close proximity to Algeria, an important natural gas producing country with significant reserves, resulted in Algerian natural gas accounting for 35.0% of total natural gas imports into Spain in the year ended 31 December 2008 according to the latest available information published by Enagás.

•

Spain imports a large percentage of its natural gas in liquefied form, with LNG amounting to 72.5% of the country’s total gas imports in the year ended 31 December 2008 according to the latest available information published by Enagás (Preliminary Report 2008). However, the coming into operation of the Medgaz pipeline in 2009 will increase the importation capacity from Algerian natural gas (in gaseous form) by 8 billion cubic metres, which we believe will reduce Spain’s reliance on LNG imports.

•

Most natural gas and LNG purchases are made pursuant to long-term contracts, which customarily contain so-called ‘take-or-pay’ clauses, which require a purchaser to pay for a minimum contracted amount of natural gas or LNG during each contract period, regardless of whether or not delivery is eventually required and made. Such long-term contracts may, on occasion, also contain:

•

‘carry-forward’ clauses, which allow a purchaser that takes more than the ‘take-or pay’ amount in a single contract period to receive a credit to set off against future ‘take-or-pay’ minimum contracted amounts; and/or

•

‘make-up’ clauses, which allow a purchaser that has paid for, but not taken delivery of, all of the ‘take-or-pay’ amount in a single contract period, to receive delivery of all or part of the natural gas not taken up in future contract periods.

The ‘carry-forward’ and ‘make-up’ clauses normally include limits on the quantity that can be ‘carried forward’ or ‘made up’ and on the number of contract periods over which such provisions can be applied. ‘Take-or-pay’ provisions are generally perceived as necessary to protect suppliers’ interests due to the significant investments that are involved in oil exploration and extraction and the delivery of natural gas or LNG from producing countries to market entry points. See “Business—Wholesale & Retail—Gas procurement”.

•

The fixed volumes of supply under procurement contracts, together with their long-term nature, can limit the ability of suppliers to meet demand at all times and, accordingly, a ‘spot’ market for LNG has also developed in recent years.

•

The prices under procurement contracts are generally linked to the prices in the ‘spot’ market of petroleum products and are therefore susceptible to movements in the prices of these commodities. Due to the direct link between the contracted price for natural gas and LNG in international supply agreements, the quoted price of oil and its derivatives on the global markets and U.S. dollar exchange rates, there is considerable volatility in the final price of natural gas.

Key participants in the Spanish gas market

The natural gas sector in Spain is made up of the following participants:

•

Importers. Importers purchase gas from producing countries and transport the gas in gaseous form, through international pipelines, or in liquid form, via LNG tankers, to points of entry in Spain. Under the new Spanish regulations, the persons authorised to import gas into Spain are: (i) commercialisers, for sale to consumers or to other commercialisers, and (ii) direct market consumers (broadly, consumers with high levels of consumption) who are connected directly to the natural gas pipeline network.

•

Transportation companies. Transportation companies own the transportation infrastructure in Spain, which includes the high-pressure pipeline network (i.e., those pipelines that operate at a pressure exceeding 16 bar), regasification plants, and storage facilities. According to information published by the CNE (Energy Sector Report 2008), the companies with transportation assets in 2007 included:

(i)	Enagás;

(ii)	Gas Natural SDG;

(iii)	Endesa Gas Transportista, S.L.;

(iv)	Naturgas Energía Transporte, S.A.;

(v)	Gasoducto Al-Ándalus, S.A. (jointly owned by the Enagás and Transgas groups);

(vi)	Gasoducto de Extremadura, S.A. (jointly owned by the Enagás and Transgas groups); and

(vii)	Septentrional de Gas, S.A.;

Enagás is, by far, the largest gas transportation company in Spain, accounting for almost all of the Spanish natural gas transportation grid.

•

Distribution companies. Distribution companies own the Spanish distribution networks and are responsible for their construction, maintenance and operation and for channelling natural gas to the supply points. Distribution networks are medium- and low-pressure pipelines (i.e., those with a maximum operational pressure of 16 bar or less) that distribute natural gas to supply points. According to information published by the CNE (Energy Sector Report 2008), the principal distributors operating in Spain are:

(i)	the Gas Natural Group;

(ii)	the Naturgas Energía Group;

(iii)	the Endesa Group; and

(iv)	the Unión Fenosa Group.

As of 31 December 2008, we carried out our Distribution activities in Spain through 11 regional distributors. See “Business—Gas Distribution—Spain” for further details.

•

Commercialisers. Commercialisers access gas distribution, transportation, regasification and storage facilities, exercising their TPA rights, to acquire and supply gas to other commercialisers and consumers.

•

Suppliers of ‘last resort’. Although all consumers, regardless of their levels of gas consumption, have been free to elect their gas supplier from 1 January 2003, not all consumers have made such election. With the removal of the tariff-based supply on 1 July 2008, a so-called ‘last resort’ mechanism was established for consumers who had not, as of that date, selected a gas supplier and comply with certain conditions (see “Regulation”). These consumers were automatically transferred onto the ‘last resort’ regime, supplied at tariffs established by the Spanish government by companies designated as suppliers of ‘last resort’. As of 1 July 2008, the designated suppliers of ‘last resort’ were:

(i)	Endesa Energía, S.A.;

(ii)	our subsidiary, Gas Natural Servicios SDG, S.A.;

(iii)	Iberdrola, S.A.;

(iv)	Naturgas Energía Comercializadora, S.A.U.; and

(v)	Unión Fenosa Comercial, S.L.

•

Consumers. Whereas, prior to 1 January 2003, only certain high-consumption consumers were eligible to participate in the deregulated market, all consumers have, since that date, been entitled to switch gas supplier, electing to receive their gas supply on freely negotiated terms rather than the tariff-based rates. The Spanish legislation currently draws no distinction between types of consumer, by level of consumption or otherwise.

•

Technical System Operator. Enagás, the principal gas transportation company in Spain, is also the Technical System Operator (Gestor Técnico del Sistema) of the Spanish natural gas system responsible for the management of the transportation network and ensuring the continuity, quality and reliability of the natural gas supply and the proper functioning and coordination of the system. See “Regulation—Regulation of the Natural Gas Industry in Spain”.

Functioning of the market

Under the regulatory regime in force until 30 June 2008, the transportation companies acquired gas from the suppliers and sold it to the distributors that were connected to their network (or, occasionally, to other transportation companies) at tariffs that were periodically fixed by the Spanish government. The distributors then sold the gas to customers in the regulated market at the official tariff. Accordingly, until 1 July 2008, transportation companies and distributors alike received regulated remuneration for their supply activities.

Since 1 July 2008, the role of transportation companies and distributors is limited to that of management and operation of the transportation network and distribution networks, respectively, and their remuneration takes the form of regulated tolls and fees that they are permitted to charge for third-party access to their gas installations. Sales of natural gas to consumers are now the exclusive domain of commercialisers, with a capped ‘last resort’ tariff available to domestic consumers that do not exceed certain maximum consumption and capacity thresholds.

Under this new system, all gas is acquired by commercialisers (and, to a more limited extent, by direct market consumers) from international suppliers and is imported to Spain in gaseous form via pipeline or in liquid form aboard an LNG tanker. Once the gas or LNG reaches Spain, the commercialiser or qualifying consumer, as the case may be, exercises its TPA rights to utilise regasification, storage, transportation and distribution facilities, as required, for which they pay tolls and fees up to the maximums established, from time to time, by the Spanish government. The gas acquired is then sold by the commercialiser to another commercialiser or consumers, at freely established prices.

Owners of installations are required to allow commercialisers and qualifying consumers access to their installations, in exchange for the payment of certain access tolls that are set from time to time by the Spanish government. See “Regulation”.

Sources

During the year ended 31 December 2008, 27.5% of Spain’s natural gas supply was provided through the two international pipeline connections, the Lacq-Calahorra pipeline, which connects with natural gas reserves through France, and the Europe-Maghreb pipeline, which links Spain to the Algerian natural gas reserves (source: Enagás Preliminary Statistical Report 2008). In 2007 and 2006, these pipelines accounted for 31.3% and 30.5%, respectively, of the total natural gas supply for the year. Other than a minimal contribution from domestic production of 0.3% for 2008 (source: Enagás Preliminary Statistical Report 2008), the remainder of Spain’s natural gas is supplied by LNG imports from producing countries, such as Algeria, Nigeria, Trinidad and Tobago, Libya and various Persian Gulf states. The tankers importing the LNG offload the LNG at the six regasification plants in Spain, located in Barcelona, Cartagena, Bilbao, Huelva, Sagunto and Mugardos.

The following table shows the sources of gas supply in Spain for each of the years ended 31 December 2008, 2007 and 2006.

	Year ended 31 December(1)
Sources of natural gas	2008	% of sources 2008	2007	% of sources 2007	2006	% of sources 2006
	(GWh, except percentages)
Natural gas:	127,299	27.7	129,589	31.6	125,992	30.7

Domestic production	1,331	0.3	1,040	0.3	814	0.2
Algeria	103,687	22.6	102,243	24.9	100,457	24.5
France	1,489	0.3	1,049	0.3	806	0.2
Norway	20,792	4.5	25,257	6.2	23,765	5.8
Portugal	—	—	—	—	150	n.m.
LNG:	331,571	72.3	280,358	68.4	283,806	69.3

Algeria	56,812	12.4	50,178	12.2	30,645	7.5
Egypt	56,986	12.4	46,960	11.5	53,252	13.0
Libya	6,090	1.3	8,760	2.1	7,802	1.9
Nigeria	86,676	18.9	96,871	23.6	83,994	20.5
Norway	11,478	2.5	—	—	—	—
Persian Gulf	60,160	13.1	53,149	13.0	68,307	16.7
Trinidad and Tobago	51,317	11.2	24,440	6.0	39,762	9.7
Others	2,052	0.4	—	—	44	n.m.

Total	458,871	100.0	409,947	100.0	409,798	100.0

Source: Enagás Annual Reports 2006 and 2007 and Enagás Preliminary Statistical Report 2008.

Note:

(1)	Includes natural gas and LNG exported, via Spain, to other countries.

Competition

Distribution

The following table presents the principal distributors in the Spanish natural gas market and their total share of distribution during 2008.

Year ended 31 December 2008
Distributors	% of total consumption
Gas Natural Group	81.4
Naturgas Group	11.9
Endesa Group	4.3
Others	2.4

Source: CNE Quarterly Report, fourth quarter of 2008.

Commercialisation

The following table presents the principal participants in the deregulated Spanish natural gas commercialisation market, their total market share and the amount of total consumption for the years 2008, 2007 and 2006.

	Year ended 31 December
Commercialisers	2008	2007	2006
	Market share (%)
Gas Natural Group	43.7	46.5	47.6
Endesa Group	9.2	8.6	7.8
Iberdrola Group	13.4	13.0	14.0
BP Gas España	1.1	0.6	2.7
Unión Fenosa Group	12.9	14.2	12.9
Cepsa Gas Comercializadora	4.5	4.5	3.2
Naturgas Group	5.3	4.5	3.8
BBE	2.2	2.4	2.6
Shell España	3.3	2.8	3.4
Gaz de France Suez	2.4	2.7	2.0
Others	1.7	0.2	—

Total consumption (GWh)	431,763	360,580	336,126

Source: CNE Energy Sector Reports 2007 and 2008 and the CNE Quarterly Report, fourth quarter of 2008.

According to the CNE, our share of commercialisation in the deregulated market in Spain decreased from 46.5% in 2007 to 43.7% in 2008.

Regulation

For an overview of certain key features of the principal regulatory regimes under which we operate in Spain, see “Regulation—Regulation of the Natural Gas Industry in Spain”.

Latin American Gas Market

Argentina

Gas consumption in Argentina reached approximately 38.93 billion cubic metres in the year ended 31 December 2008, compared with 38.53 billion cubic metres in 2007 (source: ENARGAS). According to the Argentinean regulator, Ente Nacional Regulador de Gas (“ENARGAS”), supply of gas totalled 51.82 billion cubic metres in 2007, 3.3% of which (1.70 billion cubic metres) was imported and the remaining 96.7% was produced domestically. All of the gas imported by Argentina in 2007 was imported via pipelines from Bolivia (source: the Argentinean Energy Secretary, Secretaría de Energía de la Nación Argentina), although in 2008 a regasification plant entered into operation in Bahia Blanca enabling Argentina to import natural gas in liquefied form.

The market in Argentina numbered approximately 7.2 million consumers as of 31 December 2008 according to information published by ENARGAS, and, as of the date of this offering memorandum, there are around ten distribution companies serving the market.

For the year ended 31 December 2008, our market share, measured in terms of the volume of natural gas supplied by us as a percentage of the total natural gas consumption during the year, was 10.4% (source: ENARGAS), comprising 1,391,610 supply points in Argentina as of 31 December 2008.

Brazil

Gas consumption in Brazil reached approximately 21.4 billion cubic metres in the year ended 31 December 2008, compared with 17.9 billion cubic metres in 2007 (source: Brazilian Ministry of Mining and Energy, Ministério de Minas e Energia or “MME”). According to the MME, 50.6% of the total gas consumed in 2008 was imported and the remaining 49.4% was produced domestically. During the year ended 31 December 2008, all of the natural gas imported by Brazil was delivered through pipelines (11.15 billion cubic metres from Bolivia, and 0.14 billion cubic metres from Argentina) (source: MME).

The market in Brazil numbered approximately 1.4 million consumers as of 31 December 2008 according to information published by la Associação Brasileira das Empresas Distribuidoras de Gás Canalizado (“Abegás”), and, as of the date of this offering memorandum, there are over 20 distribution companies serving the market.

For the year ended 31 December 2008, our market share, measured in terms of the volume of natural gas supplied by us as a percentage of the total natural gas consumption during the year, was 38.2% (source: Abegás), comprising 789,000 supply points in Brazil as of 31 December 2008.

Colombia

Gas consumption in Colombia reached approximately 7.6 billion cubic metres in the year ended 31 December 2007, compared with 7.2 billion cubic metres in 2006 (source: Annual Reports of Unidad de Planeación Minero Energética (“UPME”)). 56% of all gas consumed in Colombia in 2007 was produced by the semi-private company Empresa Colombiana de Petróleos S.A. (“ECOPETROL”), a global energy and petrochemicals company specialising in petroleum, gas and alternative fuels (source: ECOPETROL Annual Report 2007).

The market in Colombia numbered approximately 5 million consumers as at 31 December 2008 according to information published by Colombia’s Ministry of Mining and Energy (Ministerio de Minas y Energía) in its Coverage Report (Informe de Cobertura), and, as of the date of this offering memorandum, there are 32 distribution companies serving the market.

For the year ended 31 December 2007, our market share, measured in terms of the volume of natural gas supplied by us as a percentage of the total natural gas consumption during the year (taking into consideration sales in the regulated market, which include distribution, commercialisation and TPA sales) was 20% (source: UPME), comprising approximately 1.8 million supply points in Colombia as of 31 December 2007.

Except where given above, information relating to the Colombian gas market for 2008 is not publicly available as of the date of this offering memorandum.

Mexico

Gas consumption in Mexico reached approximately 72 billion cubic metres in the year ended 31 December 2007, compared with 67.5 billion cubic metres in 2006 (source: Secretaría de Energía, “SENER”, Prospectiva del Gas Natural 2008-2017). According to SENER, 15.4% of the total gas consumed in 2007 was imported and the remaining 84.6% was produced domestically by the semi-private company Petróleos Mexicanos, principally through its subsidiaries Pemex Gas y Petroquímica Básica and Pemex Exploración y Producción. During the year ended 31 December 2007, 77% (8.7 billion cubic metres) of natural gas imported by Mexico was delivered through pipelines from the United States, and the remaining 23% (2.6 billion cubic metres) was imported as LNG to the regasification plant in Altamira (source: SENER, Prospectiva del Gas Natural 2008-2017).

The market in Mexico numbered approximately 1.8 million consumers as at 31 December 2007 according to the latest information published by the Mexican Natural Gas Association (Asociación Mexicana de Gas Natural), and, as of the date of this offering memorandum, there are over 20 distribution companies serving the market.

We calculate that, for the year ended 31 December 2007, our market share, measured in terms of the volume of natural gas supplied by us as a percentage of the total natural gas consumption in the sectors in which we participate during the year, was 34.2% (source: SENER, Prospectiva del Gas Natural 2008-2017), with over 1.1 million supply points in Mexico, as of 31 December 2007.

Information relating to the Mexican gas market for 2008 is not publicly available as of the date of this offering memorandum.

Regulation

For an overview of certain key features of the principal regulatory regimes under which we operate in Latin America, see “Regulation—Regulation of the Natural Gas Industry outside Spain”.

Italian Gas Market

Gas consumption in Italy reached approximately 84.9 billion cubic metres in the year ended 31 December 2007 (being the latest data available), compared with 84.5 billion cubic metres in 2006 (source: Italian Ministry for Economic Development, Ministero dello Sviluppo Economico). According to the Italian Ministry for Economic Development, 87.1% (74.0 billion cubic metres) of the total gas consumed in Italy in 2007 was imported, with 24.6 billion cubic metres originating from Algeria, 22.7 billion cubic metres from Russia, 13.6 billion cubic metres from Northern Europe, 9.2 billion cubic metres from Libya and 3.8 billion cubic metres from other countries.

According to information published by the Italian Energy Authority (Autorità Energia Elettricità Gas), as of 31 December 2007, the market in Italy numbered approximately 20.7 million consumers and there were over 390 distribution companies, both public and private, serving the market.

SNAM operates the Italian gas transportation network on an exclusive basis. For the year ended 31 December 2007, our market share for both the distribution and the commercialisation of natural gas in Italy, measured in terms of the number of consumers that we have as a percentage of the total number of consumers, was 1.7%.

Regulation

For an overview of certain key features of the regulatory regime under which we operate in Italy, see “Regulation—Regulation of the Natural Gas Industry outside Spain—Regulation in Italy”.

Spanish Electricity Market

The principal activities

The Spanish electricity market is following a similar process of deregulation to the Spanish natural gas market, although the deregulation timetable is approximately 12 months behind that for the gas market. Following the recent regulatory changes, the principal activities in the Spanish electricity market can be broadly grouped as follows.

•

Electricity generation. Owners of power plants (including renewable energy power plants, such as hydroelectric stations, wind farms and solar parks) generate electricity using fossil fuels (such as coal, oil and gas), nuclear power and renewable energy sources and participate in the wholesale electricity market or enter into bilateral contractual arrangements to sell the electricity they generate. Although the entry into the electricity generation market of new production facilities, and the sale of electrical power in the wholesale market, has been deregulated, prior administrative authorisation for the construction, operation or closure of an electricity power plant (or any substantial modifications to such a plant) is required (see “Regulation—Regulation of the Electricity Industry in Spain”).

•

Transmission. Electricity generated in the power plants is transformed to a very high tension in order to reduce losses during transmission around Spain via the high-tension network. The majority of the high-tension transmission network in Spain is owned by REE. Formed in 1985, REE is responsible for the electricity transmission network and the operation of the Spanish electricity system. Transmission is a regulated activity.

•

Distribution. The tension of electricity transmitted via the high-tension network is reduced for consumption in transformer stations situated near supply points. The principal function of distributors is to distribute electricity to consumers and they are required to develop, operate and maintain the distribution facilities necessary to carry out their task. In addition, until the regulated tariff-based supply is effectively abolished (expected to occur on 1 July 2009), distributors are able to sell electricity to domestic consumers that have chosen to be supplied at the regulated tariff or to other distributors. Distribution is a regulated activity.

•

Commercialisation. Commercialisers purchase electricity directly from the pool or through bilateral contracts with the generation companies and sell the electricity either to other commercialisers or to qualified consumers who have chosen to purchase electricity from the commercialiser at a price agreed between them. In addition to the price paid for the electricity, commercialisers pay a regulated access fee for the use of the transmission and distribution networks. Commercialisation is not a regulated activity.

Our activities are principally focused on the electricity generation and commercialisation sectors of the industry.

Electricity generation

Spain has a diversified mix of electricity producing facilities, including nuclear, fossil fuel and renewable energy power generation plants.

The following table presents a breakdown, by energy source, of the total installed capacity of electricity generation plants on the Spanish mainland for the years 1995 to 2008.

	Installed capacity
As of 31 December	Hydroelectricity	Nuclear	Carbon	Fuel/Gas(1)	‘Special regime’(2)	Total
	(MW)
1995	16,446	7,400	10,674	7,894	3,025	45,439
1996	16,549	7,422	10,674	8,214	3,776	46,635
1997	16,532	7,581	11,224	8,214	4,387	47,938
1998	16,452	7,632	11,224	8,214	5,617	49,139
1999	16,524	7,686	11,238	8,214	6,782	50,444
2000	16,524	7,799	11,542	8,214	8,318	52,397
2001	16,586	7,816	11,565	8,214	9,970	54,151
2002	16,586	7,816	11,565	10,288	12,214	58,469
2003	16,657	7,876	11,565	11,324	13,801	61,223
2004	16,657	7,876	11,565	15,215	17,112	68,425
2005	16,657	7,876	11,424	18,871	19,142	73,970
2006	16,657	7,716	11,424	22,147	20,809	78,754
2007	16,657	7,716	11,357	25,768	24,200	85,698
2008	16,657	7,716	11,359	26,085	28,127	89,944

Source:	REE Electricity System Reports (1995 to 2007) and the REE Preliminary Report 2008.

Notes:

(1)	Includes CCGT plants.

(2)	‘Special regime’ power production facilities sell their electricity at regulated tariffs notwithstanding the general deregulation of the electricity generation activity (see “Regulation—Regulation of the Electricity Industry in Spain—Regulated and unregulated activities in the Spanish electricity industry—Unregulated activities—Power generation”). They comprise power sources that are considered to have a reduced environmental impact and include wind farms, solar parks, other renewable energy sources, certain hydroelectric and non-renewable energy sources, such as cogeneration, and certain smaller-scale power plants with an installed capacity below 50 MW.

Since 1995, the total installed capacity on the Spanish mainland has almost doubled from 45,439 MW as of 31 December 1995 to 89,944 MW as of 31 December 2008 (source: REE Electricity System Report (1995 to 2007) and the REE Preliminary Report 2008). In our view, the strong growth of ‘special regime’ power production is of particular note. In 1995, the ‘special regime’ accounted for only 6.7% of total installed capacity and, as of 31 December 2008, represented 31.3% of total installed capacity. Similarly, fuel/gas installed capacity, which includes CCGT and cogeneration plants, has grown strongly over the last thirteen years, increasing from 7,894 MW (or 17.3% of total installed capacity) at the end of 1995 to 26,085 MW (or 29% of total installed capacity) at year-end 2008. Our accumulated market share in electricity generation under the ‘ordinary regime’

was approximately 8.2% in 2008, while our market share of total net generation (excluding electricity consumed by electricity generation plants) was 6.5% (source: REE Daily Balance Report as of 31 December 2008, revised on 17 February 2009).

While electricity generation companies generally sell electrical power in the deregulated market, which is designed to encourage competition between the market participants, the so-called ‘special regime’ power production facilities, principally renewable energy power plants, may either sell their production at regulated tariffs through the distribution networks to which they are connected or in the deregulated market at freely established prices (plus, in certain cases, a regulated bonus). The regulated tariffs for the ‘special regime’ facilities are intended to allow these emerging technologies to compete effectively in the market and to incentivise the growth of these sectors with the overall aim of reducing emissions in Spain caused by electricity production. For further details of the remuneration regime for the Spanish electricity market, see “Regulation—Regulation of the Electricity Industry in Spain”.

Transmission

The electrical energy transmission network is made up of electricity lines, parks, transformers and other elements with tensions equal to 220kV or above, as well as the other facilities that are necessary for the transmission of electricity and cross-border connections. REE currently owns 99% of the transmission network on the Spanish mainland.

Technical System Operator

REE, as the Technical System Operator of the electricity transmission network, is responsible for managing the physical assets that make up the transmission network and developing, maintaining and expanding the high-tension network, as well as managing the transmission of energy from or to electricity systems outside Spain.

Distribution

The electricity distribution activity consists of the development, maintenance and operation of the networks that transmit electricity from the transmission network to end consumers. The operator of the distribution network in each area determines the criteria for the operation and maintenance of the network with a view to ensuring the security, reliability and efficiency of the system, as well as ensuring compliance with environmental laws. Distributors presently supply electricity to consumers on tariff-based rates, pending completion of the deregulation process for the electricity market in Spain, which is expected to take place on 1 July 2009.

Regulated supply in Spain is predominantly carried out by the principal electricity companies. The following table presents the number of customers of each of these operators as of 31 December 2007. Information as of 31 December 2008 is not publicly available as of the date of this offering memorandum.

Electricity companies	Number of customers
Iberdrola Group.	9,681,741
Endesa Group	8,517,535
Unión Fenosa Group	3,393,676
EDP/Hidroélectrica del Cantábrico Group	551,022
Eon/Viesgo Group.	555,997

Source:	CNE Electricity Consumption Report.

Commercialisation

The Electricity Sector Act (Law 54/1997, of 27 November 1997) created the concept of commercialisers being those entities that purchase electricity in the wholesale market or from other commercialisers and sell electricity to other commercialisers or domestic consumers. Following the liberalisation of the energy market, all consumers are entitled to choose their supplier and may therefore choose no longer to be supplied at the regulated tariff. The principal commercialisers are the Endesa Group, the Iberdrola Group, the Unión Fenosa Group and the EDP/Hidroeléctrica del Cantábrico Group.

The following table shows the market share of the principal commercialisers in respect of electricity sales in the deregulated market for each of the years ended 31 December 2007 and 2006. Information as of 31 December 2008 is not yet available.

	Year ended 31 December
Commercialiser	2007	2006
	(%)
Iberdrola Group	10.3	13.2
Endesa Group	52.5	53.6
Union Fenosa Group	15.0	11.0
EDP/Hidroeléctrica del Cantábrico Group	13.1	10.5
Gas Natural	3.2	5.3
Other commercialisers	5.9	6.5

Total	100	100

Source:	CNE Electricity Consumption Report.

We calculate that our accumulated market share of electricity commercialisation in Spain was around 6% as of 31 December 2008, based on information published by REE.

Demand

The following table presents the total annual demand for electricity on the Spanish mainland for the periods indicated.

Year ended 31 December	Total demand (GWh)
2004	235,999
2005	246,183
2006	253,445
2007	261,395
2008	263,961

Source:	REE Preliminary Report 2008.

The following table presents, as a percentage of total annual electricity consumption in Spain, the total electricity consumed by each sector for the year ended 31 December 2007. Information as of 31 December 2008 is not yet available.

Sector	Year ended 31 December 2007
(%)
Low tension (domestic)	33
Low tension (small- and medium-sized businesses)	14
Medium tension	32
High tension	21

Source:	CNE Electricity Consumption Report.

Electricity in Mexico

The following table presents a breakdown, by energy source, of the total installed capacity of electricity generation plants in Mexico as of 31 December 2008.

Energy source	Installed capacity
	(MW)	(%)
Thermal	22,405	44.9
Hydroelectricity	11,055	22.1
Carbon	2,600	5.2
Geothermal	965	1.9
Wind	85	0.2
Nuclear	1,365	2.7
Thermal (produced by independent producers)	11,457	23.0

Total	49,931	100.0

Source:	CFE website.

The Mexican electricity industry comprises two public corporations which exercise a monopoly over the whole sector, CFE and Luz y Fuerza del Centro. The latter operates in the centre of the country, principally in Mexico City and surrounding areas, whereas CFE operates in the remainder of the country, with more than 26.3 million customers. Both companies are vertically integrated as regards generation, transmission and distribution of electricity.

The introduction of the Electricity Public Services Act (Ley del Servicio Público de Energía Eléctrica) in 1992 allowed for private investment in power generation in Mexico in the form of independent or external energy producers (productor independiente o externo de energía), self-supply (autoabastecimiento), cogeneration and procurement and exportation of electricity. By December 2008, the Mexican Regulatory Commission for Energy had granted 22 independent production licences, representing an aggregate authorised capacity of 11,958 MW using CCGT plants. These independent producers sell their electricity exclusively to the CFE under long-term agreements.

The infrastructure for the generation of electricity in Mexico includes 177 generation plants with an aggregate installed capacity of 49,931 MW, 22.9% of which is provided by 21 plants constructed by independent electricity producers with private funding. The electricity production facilities owned by the CFE include nuclear, fossil fuel and renewable energy power generation plants.

Electricity in Puerto Rico

According to information published by the Puerto Rico Electric Power Authority (“PREPA”), the electricity system in Puerto Rico, which consists of electricity generation installation with a total capacity of 5,388 MW and a transmission network operating at 230 kV, 115 kV and 38 kV, is controlled by PREPA, which supplies electricity to approximately 1,400,000 consumers on the island.

PREPA has a total installed capacity of 4,427 MW in its own generation plants, the majority of which are thermal plants which use petroleum derivatives as fuel. PREPA also purchases all energy produced by the two independent generation plants on the island, a CCGT plant owned by EcoEléctrica L.P. (“EcoEléctrica”), of which we indirectly own 47.5%, which is the only plant which uses natural gas as fuel, and a carbon-fuelled power plant owned by a third party.

The EcoEléctrica complex is located in Peñuelas, in the south of the island, and produced approximately 15% of the total electricity consumption on the island in 2007 (source: PREPA).

BUSINESS

Overview

We are a multinational energy group principally focused on the distribution and commercialisation of natural gas, with around 11.5 million customers in Spain, Italy, Latin America and France, the generation and commercialisation of electricity in Spain and the generation of electricity in Mexico and Puerto Rico.

For the year ended 31 December 2008, we generated consolidated revenues of €13,544 million and reported consolidated operating income of €1,794 million and basic earnings per share attributable to our shareholders of €2.36 per share. On 8 January 2009, we paid an interim dividend of €0.48 per share out of our net income for the year ended 31 December 2008.

History

Spain

Our history can be traced back to 28 January 1843, when Sociedad Catalana para el Alumbrado por Gas was incorporated with the aim of installing a street lighting system in the city of Barcelona by means of gas manufactured from coal. The company subsequently invested in the electricity market and, after acquiring Central Catalana de Electricidad S.A. in 1912, changed its name to Catalana de Gas y Electricidad S.A. In 1921, Gas Madrid, S.A. was incorporated to substitute Compañia Madrileña para el Alumbrado y Calefacción por Gas, S.A., founded in 1865.

From 1956 (in Barcelona) and 1962 (in Madrid) onwards, oil began to replace coal as the raw material for the production of gas. In 1965, Catalana de Gas y Electricidad S.A. and Exxon, along with three Spanish banks, incorporated Gas Natural SDG, S.A. in order to import, process and distribute natural gas shipped to Spain in liquefied form from Libya.

In 1987, the company changed its name to Catalana de Gas, S.A. and, on 31 December 1991, Catalana de Gas, S.A. merged with Gas Madrid, S.A., thus acquiring the piped gas distribution assets of Repsol Butano, S.A. As part of the merger, which took effect for financing and accounting purposes from 1 January 1991, Catalana de Gas, S.A., the surviving entity from the merger, changed its name to Gas Natural SDG, S.A. in March 1992.

In July 1994, during a process of vertical integration within the Spanish gas industry that had begun in September 1993, we acquired 91% of Enagás, a company dedicated to the regasification, storage and transportation of gas, and we acquired the remaining 9% in 1998. As a consequence of the deregulation of the Spanish energy market, we sold 59.1% of Enagás in June 2002 and have since made further divestments. As of the date of this offering memorandum, we hold 5% of the share capital of Enagás, although we have agreed to dispose of this participation as one of the commitments given to the Spanish competition authorities in connection with our acquisition of Unión Fenosa. See “Our Acquisition of Unión Fenosa—Competition Approvals and Divestitures—Spain-National Competition Commission”.

In 2002, we entered the electricity generation business, commencing operations at our first CCGT plant in San Roque, Cádiz and, in April 2005, we acquired Desarrollo de Energías Renovables, S.A. (“DERSA”), a wind farm company operating in Spain. In 2007, we launched gnSolar, a new business line to promote the joint use of solar energy and natural gas in residential buildings and the commercial sector, and which provides advisory services to promoters and developers in relation to the construction and maintenance of photovoltaic installations.

International expansion

During the 1990s, we commenced a process of international expansion. In December 1992, as part of the privatisation of Gas del Estado in Argentina, we led a consortium, Invergas, that successfully bid for a 70% stake in the Argentinean gas distribution company Distribuidora de Gas Buenos Aires Norte, S.A., which later changed its name to Gas Natural BAN.

As part of our acquisition of Enagás in 1994, it was agreed that any assets linked to the Europe-Maghreb gas pipeline, which connects the Algerian natural gas deposits of Hassi R’Mel with the Spanish mainland, would be temporarily excluded. These assets were transferred to the newly incorporated Sagane, S.A., the company responsible for the construction of the pipeline, and which was owned, as to 91%, by the Spanish National Industry Institute (Instituto Nacional de Industria, INI, now called Sociedad Estatal de Participaciones Industriales, SEPI) and, as to 9%, by Enagás. In February 1996, our Group acquired the remaining 91% of Sagane, S.A.

Since 1997, we have continued this process of international expansion through the acquisition of gas assets in Latin America (including Brazil, Colombia, Mexico and Puerto Rico) and Western Europe (principally Italy and France). In 2002, we began gas sales and marketing in Italy through Gas Natural Vendita Italia S.p.A. and, two years later, we further expanded in Italy through the acquisition of the natural gas distribution groups Brancato, Nettis and Smedigas. In addition, in 2007, we acquired the gas distribution and commercialisation company ITAL.ME.CO SRL (“Italmeco”) and, in July 2008, we purchased the Italian gas distribution company, Pitta Costruzioni.

In 2003, we commenced operations in Puerto Rico through our acquisition of a 47.5% stake in Ecoeléctrica L.P. (“Ecoeléctrica”), which operates a regasification plant and a CCGT plant, and, in June 2005, we entered the French market for the first time through our subsidiary Gas Natural Commercialisation France S.A.S. (“Gas Natural Commercialisation”) after obtaining a concession to commercialise natural gas in France.

In October 2007, we entered into a purchase agreement to acquire five CCGT plants and a gas pipeline in Mexico from the French energy group, EDF. The acquisition of these five CCGT plants and the gas pipeline was completed in December 2007, providing us with a total installed generation capacity in Mexico of 2,233 MW.

Unión Fenosa

As a result of our acquisition of certain shareholdings in Unión Fenosa, we have been required to formulate a mandatory takeover offer for the Spanish utility, Unión Fenosa, in respect of all Unión Fenosa shares not held by us at a price of €18.05 per share. For further details on these acquisitions of Unión Fenosa shares and our Offer for Unión Fenosa, see “Our Acquisition of Unión Fenosa”.

For a description of certain risks and uncertainties relating to our acquisition of Unión Fenosa, see “Risk Factors—Risks Relating to our Takeover Offer for, and our Intended Integration of, Unión Fenosa”. For a summary description of the Unión Fenosa Group, based on publicly available information, see “Our Acquisition of Unión Fenosa—The Unión Fenosa Group”.

Strengths

We are the largest distributor and commercialiser of natural gas in Spain and, since the 1990s, we have grown to become one of the largest natural gas distributors in Latin America based on number of customers. In recent years, we have also commenced and developed operations in the French and Italian gas markets.

Our successful gas business in Spain and strong customer base in Latin America has provided a platform that has allowed us to expand into other activities, particularly in the electricity sector. These activities include the generation and commercialisation of electricity in Spain, the generation of electricity in Puerto Rico since 2003 and in Mexico since 2007, as well as the creation of a portfolio of alternative energy generating assets in Spain, including wind farms and cogeneration facilities. We are taking a significant step in the integration of our gas and electricity businesses through our strategic acquisition of Unión Fenosa, one of Spain’s principal utility groups.

We believe that our successes result from what we consider to be our core strengths, including the following:

•

Market leader in gas distribution. At 31 December 2008, we had around 11.5 million gas customers in Spain, France, Italy and Latin America to whom we distributed gas through more than 115,000 km of pipelines. We are among the market leaders in gas distribution in Spain and Latin America, and we have a demonstrated ability to grow this franchise organically by opening up new population centres to natural gas distribution. In the three years ended 31 December 2008, we added an average of approximately 438,000 new supply points annually worldwide.

•

Flexible and well-diversified gas supply. As of the date of this offering memorandum, we have approximately 23.5 billion cubic metres of LNG and natural gas contracted from diverse geographic locations, and with differentiated pricing structures. This, combined with our fleet of eleven LNG tankers (operated through our “Stream” joint venture with Repsol YPF), provides flexibility and the ability to arbitrage gas supplies between different regions of the world.

•

Significant portfolio of CCGT plants. We currently operate 3,600 MW of CCGT capacity in Spain, with 1,200 MW presently under construction and a further 800 MW in the approvals process, and 542 MW of installed CCGT capacity in Puerto Rico. At the end of 2007, we acquired five CCGT plants in Mexico with a total installed capacity of 2,233 MW.

•

Strong and well-established brand in Spain. With a brand that is a household name in Spain and over 800 sale centres in Spain, we have attained over 5.8 million supply points and approximately 1.68 million maintenance and services contracts. At 31 December 2008, we had an average of 1.39 contracts per customer in Spain.

Strategy

Our principal aim is to achieve the complete integration of Unión Fenosa and its subsidiaries within our Group to form an international energy group with a significant presence across all stages of the gas and electricity value chains, comprising the extraction, liquefaction, transportation, regasification, distribution and commercialisation of natural gas and the generation, transportation, distribution and commercialisation of electricity. Our intention is to implement an integrated and customer-focused business model that allows us to capitalise on the combined expertise of both groups in each segment. To this end, we will seek to develop and implement a strategic plan for the Enlarged Group as soon as reasonably practicable following completion of our acquisition of Unión Fenosa.

Our main strategic objectives currently include the expansion of our vertical integration in the natural gas value chain, the diversification of our electricity generation portfolio and an integrated fuel mix management, the development of our gas and electricity distribution businesses worldwide and the enhancement of our customer service and multi-product offerings in our commercialisation business, while maintaining a strong focus on efficiency and the environment. As of the date of this offering memorandum, we have identified the following strategic objectives for the Enlarged Group.

Strategic objectives

Vertical integration in the natural gas value chain. We intend to capitalise on economies of scale and other benefits we may derive from the increased size of the Enlarged Group. We expect these benefits will include improved positioning to access “equity gas”, greater bargaining power to secure more favourable gas supply terms, diversification of our sources of supply and an improved capacity to take advantage of opportunities in the LNG market.

Diversification of our electricity generation portfolio and an integrated fuel mix management. Our intention is to take advantage of the growth opportunities that we believe may arise as a result of our ability to enhance our fuel mix and to balance our generation and commercialisation of electricity. Integrated ‘gas-coal-renewables’ technologies management systems will be developed with the aim of extracting increased added value from our flexibility and fuel mix.

The development of our gas and electricity distribution businesses worldwide. Our objective is to continue to grow our distribution business through a combination of the continued expansion of our gas and electricity grids, improved efficiency and a continual analysis of growth opportunities.

Enhancement of our customer service and multi-product offerings in our commercialisation business. As regards our commercialisation activities, our aim is to continue to improve the profitability of this business segment and to enhance our customer service levels and multi-product offerings.

We intend to combine all of the above strategic objectives with a strong focus on efficiency and the environment. The implementation of best practices and investment in leading technologies, in terms of both efficiency and environmental impact, will, we anticipate, be a common feature across all the above objectives.

Shareholder value

In addition to the above, we will aim to create value for our shareholders through (i) a rapid and efficient operational integration of our Group and the Unión Fenosa Group, with a view to capitalising on operational synergies we may identify, (ii) an adherence to principles of strict financial management and a commitment to maintain a strong balance sheet position, (iii) the maintenance of a balanced business model through the active management of our asset portfolio, and (iv) the implementation of our investment strategy, focusing on integrated gas and electricity businesses in existing markets.

We will further define our strategic objectives in the strategic plan to be developed specifically for the Enlarged Group following completion of our acquisition of Unión Fenosa.

Business

Overview

The following table presents certain key operating statistics of the Group for each of the years ended 31 December 2008, 2007 and 2006.

	Year ended 31 December
Key operating statistics	2008	2007	2006
Total gas distributed (GWh)(1)	481,414	453,172	432,956
Total gas supplied (GWh)(2)	292,629	292,730	294,451
Number of supply points (thousands)(3)	11,492	11,115	10,662
Distribution network (km)	115,295	109,759	104,528
Contracts per customer in Spain	1.39	1.37	1.43
Electricity generated (GWh/year)	31,451	18,700	19,514
Electricity generation capacity (MW)	6,495	6,484	3,440
Average number of employees	6,932	6,705	6,692

Notes:

(1)	Total gas distributed includes all gas that we distribute through our distribution network both for our customers in the regulated and deregulated markets and for third parties who access our distribution network (which we refer to as third-party access or “TPA”). As the regulated gas market in Spain was abolished with effect from 1 July 2008 (see “Regulation”), the figure for the year ended 31 December 2008 only includes regulated tariff-based gas sales in Spain for the first half of that year.

(2)	Total gas supplied includes all natural gas that we supply through our Wholesale & Retail segment to international markets, the deregulated market in Spain and, up to 30 June 2008, the regulated market in Spain.

(3)	Supply points refers to the gas distribution activity in the regulated market. Supply points serve the commercialisation activities of both our Company and third-party commercialisers. In the case of Spain, the figure for 2008 includes supply points for customers acquiring gas in the regulated market up to 30 June 2008, being the date on which such market ceased to operate.

In 2008, we distributed 481,414 GWh of natural gas, an increase of 6.2% compared with 2007, and we generated 31,451 GWh of electricity, increasing by 68.2% from 18,700 GWh in the prior year. Our natural gas distribution network in Spain, Italy and Latin America grew by 5,536 km, or 5.0%, to 115,295 km during the year ended 31 December 2008, and we increased the number of gas supply points by 3.4% from 11,115 thousand to 11,492 thousand during that period.

Organisational structure

Below is a simplified organisational chart of our principal business divisions as of the date of this offering memorandum.

We have not included Unión Fenosa and its subsidiaries in the above organisational chart or in the description of our business activities below because the final structure that the Enlarged Group may ultimately adopt is not yet known. Our intention is to achieve the integration of Unión Fenosa and its subsidiaries within our Group to form an international energy group with a significant presence across all stages of the gas and electricity value chains. Full legal and operational integration may entail a statutory merger between the two parent companies and we anticipate that our Gas Natural SDG would absorb Unión Fenosa were such a merger to be implemented. As of the date of this offering memorandum, no decision has been taken as to the form that any such merger might take or its timing, although we have initiated certain preparatory steps, and we anticipate that we would seek to implement any such merger as soon as reasonably practicable following completion of the Offer.

For certain risks associated with such integration, see “Risk Factors—Risks Relating to our Takeover Offer for, and our Intended Integration of, Unión Fenosa”.

Principal business operations

Our principal business operations comprise the following activities:

•

Gas Distribution. This business segment comprises our regulated gas activities, including regulated gas distribution and transportation, and TPA to our natural gas assets and infrastructure (principally our secondary pipeline network and gas distribution networks), and non-regulated activities related to distribution such as meter rentals and customer connections.

Regulated gas distribution includes all sales to customers in jurisdictions where the natural gas market has not been deregulated, such as Latin America, and customers in jurisdictions where the natural gas market has been partially deregulated but who have chosen to remain in the regulated market.

•

Electricity. This business segment includes the generation of electricity through CCGT plants, cogeneration projects and wind farms in Spain, Puerto Rico and, for 2008 only (as a result of our acquisition of five CCGT plants in December 2007), Mexico, and the commercialisation of electricity in Spain to customers in the deregulated market.

•

Wholesale & Retail. Our Wholesale & Retail business segment includes the commercialisation of natural gas to wholesale and retail customers in the deregulated market in Spain (including the ‘last resort’ supply from 1 July 2008), as well as the provision of gas-related products and services in Spain. In addition, Wholesale & Retail includes sales of LNG to wholesalers outside of Spain.

•	Upstream & Midstream.

•	Upstream. Upstream activities include gas exploration and production activities, gas transportation from the moment gas is extracted in gaseous form until it reaches the liquefaction plant.

•	Midstream. Midstream activities include sea transportation of LNG from liquefaction plants to regasification plants, the operation of parts of the Europe-Maghreb gas pipeline and natural gas storage.

•	Other. These activities include additional information and corporate services and activities related to fibre optics.

The following table presents a breakdown of our sales and operating income by business and geographic segment for the year ended 31 December 2008.

	Year ended 31 December 2008
	Gas distribution				Electricity				W&R	UP& MID	Other	Total
	Spain	Latin America	Italy	Total	Spain	Mexico	Puerto Rico	Total
	(€ in millions)
Total segment sales	1,711	2,531	164	4,406	1,898	671	149	2,718	8,220	284	167	15,795
Inter-segment sales	(993)	—	—	(993)	(461)	—	—	(461)	(504)	(157)	(136)	(2,251)

Consolidated total sales	718	2,531	164	3,413	1,437	671	149	2,257	7,716	127	31	13,544

EBITDA(1)	886	467	36	1,389	366	97	53	516	465	185	9	2,564
Depreciation and amortisation	(303)	(94)	(27)	(424)	(98)	(63)	(18)	(179)	(8)	(49)	(66)	(726)
Debtors provisions and others	(10)	(10)	(1)	(21)	(6)	—	—	(6)	(19)	—	2	(44)

Operating income	573	363	8	944	262	34	35	331	438	136	(55)	1,794

Note:

(1)	EBITDA is calculated as operating income, plus depreciation and amortisation and operating provisions. See “Presentation of Financial Information—Unaudited Management Measures”.

A breakdown of our sales and operating income by business and geographic segment for each of the years ended 31 December 2007 and 2006 can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Reporting”.

Gas Distribution

Spain

The Gas Distribution segment in Spain includes regulated tariff-based supply (until 30 June 2008), TPA sales, as well as certain unregulated distribution activities, such as meter rentals and customer connections. In 2008, this segment accounted for 12.6% of our revenues, 31.9% of our operating income and 43.1% of our tangible investments. We distribute natural gas to 12 of the 17 autonomous regions in Spain through 11 regional distribution companies.

The historic financial information relating to this segment presented elsewhere in this offering memorandum includes our sales to regulated tariff-based customers in Spain only for the period 1 January 2006 through 30 June 2008. As of 1 July 2008, the Spanish gas industry has been fully deregulated with the abolition of the regulated tariff-based supply from natural gas distributors in line with the requirements of Directive 2003/55/EC.

Pursuant to Law 12/2007, of 3 July 2007, and Ministerial Order ITC/2309/2007, of 30 July 2007, distribution companies ceased to supply at the regulated tariff with effect from 1 July 2008. Certain domestic consumers who did not choose a gas supplier on or before 30 June 2008 are presently being supplied by so-called suppliers of ‘last resort’ designated under Spanish regulation. The relevant maximum levels of ‘last resort’ supply tariffs are established by the Spanish government. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting the Comparability of Financial Information—Key Factors Affecting the Comparability of the Historic Financial Periods—Deregulation of the Spanish gas market” and “Regulation” for more information. All of our gas sales in Spain generated after 1 July 2008 are recorded within our Wholesale & Retail segment. See “—Wholesale & Retail” below.

The following table presents certain key operating statistics for our Gas Distribution activities in Spain as of and for each of the years ended 31 December 2008, 2007 and 2006. For information regarding the presentation of financial information for 2006, see “Presentation of Financial Information” above.

Key operating statistics	As of and for the year ended 31 December
	2008	% change 2007-2008	2007	% change 2006-2007	2006
Gas activity sales (GWh)(1)	270,073	(0.4)	271,058	4.8	258,758

— Tariff-based gas sales (GWh)(2)	14,177	(63.0)	38,288	(14.3)	44,660

—Residential	13,910	(47.2)	26,343	23.3	21,367
—Industrial	267	(97.8)	11,945	(43.5)	21,148
—Electricity generation	—	—	—	—	2,145
—TPA sales (GWh)(3)	255,896	9.9	232,770	8.7	214,098
Total sales (€ in millions)	1,711	(19.1)	2,116	(1.7)	2,154
Distribution network (km)	48,578	6.9	45,429	7.2	42,364
Number of supply points (thousands)	5,842	2.8	5,681	4.5	5,435
Tangible investments (€ in millions)	461	2.2	451	9.2	412

Notes:

(1)	Gas activity sales includes tariff-based gas sales (until 30 June 2008) and TPA sales.

(2)	Tariff-based gas sales refers to sales of regulated tariff-based supply, which ceased on 30 June 2008 with the abolition of the regulated gas market in Spain.

(3)	TPA sales includes tolls we receive from third parties who access our distribution and secondary transportation assets and, until 30 June 2008, all gas we distributed to members of our Group for sale in the deregulated market.

Our gas activity sales in Spain, which encompass tariff-based gas sales (until 30 June 2008) and TPA sales decreased by 985 GWh in 2008 from 271,058 GWh in 2007. This 0.4% decrease was largely attributable to the slowdown in industrial activity in Spain in the last quarter of 2008 as a result of the current economic climate. In 2007, our gas activity sales increased by 4.8% from 258,758 Gwh.

Following the full deregulation of the Spanish gas market on 1 July 2008, all Spanish gas customers are now supplied by commercialisers (including suppliers of ‘last resort’) and, consequently, gas sales in the deregulated market accounted for 100% of total sales in the Spanish gas market at 31 December 2008, compared to 88.6% and 86.1% at 31 December 2007 and 2006, respectively.

Our tariff-based gas sales declined by 63.0% in 2008 compared to the previous year, reflecting the abolition of the regulated tariff-based supply on 30 June 2008. 2007 saw a 14.3% decrease in tariff-based gas sales, also reflecting the progressive deregulation and the resulting transfer of natural gas volumes to the deregulated market. Such transfer of natural gas volumes contributed to a year-on-year increase of 9.9% and 8.7% in our TPA sales in 2008 and 2007, respectively, reflecting increased use of our gas distribution network by commercialisers and an increase in gas sales to certain of our Group companies for commercialisation in the deregulated market, where we are the leading operator. Of our total TPA sales in 2008, 118,578 GWh, or 46.3%, related to tolls charged to third parties for access to our gas distribution network, with the remaining 137,318 GWh, or 53.7%, attributable to sales of natural gas to members of our Group. In 2007 and 2006, tolls charged to third parties accounted for 45.5% and 44.9%, respectively, of our total TPA sales for each year.

We continued to expand our distribution network in 2008 through the construction of 3,149 km of new pipelines, representing an increase of 6.9% compared with our 45,429 km of distribution network as of 31 December 2007. We commenced supply in 45 new municipalities in Spain during 2008 and also continued to increase the number of supply points, adding an additional 161,000 supply points during that year (an increase of 2.8%). This growth rate is slowing, however, principally due to reduced activity in the residential construction sector.

For a comparison of the results of operations of this business segment for each of the years ended 31 December 2008, 2007 and 2006, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations”.

Latin America

The Gas Distribution segment in Latin America includes regulated tariff-based supply and TPA sales. In 2008, this segment accounted for 18.7% of our revenues, 20.2% of our operating income and 12.7% of our tangible investments.

We have significant operations in Latin America, with over five million supply points in Argentina, Brazil, Colombia and Mexico as of 31 December 2008. According to information published by local regulators and our competitors, we believe we are one of the largest natural gas distributors by number of customers in Latin America.

The following table presents certain key operating statistics in each of the countries in Latin America in which we operate as of and for each of the years ended 31 December 2008, 2007 and 2006.

	As of and for the year ended 31 December
Key operating statistics	2008	% change 2007-2008	2007	% change 2006-2007	2006
Gas activity sales (GWh)(1)	208,408	16.2	179,314	4.4	171,150

By type:
—Tariff-based gas sales(2)	144,065	25.1	115,132	8.0	106,849
—TPA sales(3)	64,343	0.3	64,182	(1.5)	64,901

By country:
—Argentina	71,964	(2.8)	74,055	7.0	69,200
—Brazil	75,867	64.0	46,253	2.2	45,274
—Colombia	16,720	6.7	15,664	15.5	13,557
—Mexico	43,857	1.2	43,342	(0.9)	43,719

Distribution network (km) (at 31 December)	61,196	2.8	59,555	2.4	58,152

—Argentina	22,360	2.3	21,855	1.7	21,486
—Brazil	5,881	4.4	5,635	4.6	5,387
—Colombia	17,052	3.0	16,555	3.1	16,050
—Mexico	15,903	2.5	15,510	1.8	15,229

Number of supply points (thousands) (at 31 December)	5,253	3.5	5,077	3.5	4,907

—Argentina	1,393	2.8	1,355	2.5	1,322
—Brazil	789	2.1	773	2.7	753
—Colombia	1,926	6.1	1,816	6.1	1,712
—Mexico	1,145	1.1	1,133	1.2	1,120

Total sales (€ in millions)	2,531	43.3	1,766	13.4	1,577

Tangible investments (€ in millions)	136	15.3	118	4.6	113

Notes:

(1)	Gas activity sales includes tariff-based gas sales and TPA sales.

(2)	Tariff-based gas sales refers to the distribution and commercialisation of gas at regulated tariffs.

(3)	TPA sales includes tolls we receive from third parties who access our installations.

Our gas activity sales in Latin America, which encompass regulated tariff-based supply and TPA sales, increased by 29,094 GWh in 2008 from 179,314 GWh in 2007. This 16.2% increase was largely attributable to a 64.0% increase in gas activity sales in Brazil (primarily due to increased sales in the power generation market promoted by the Brazilian federal government in response to a decrease in output from hydroelectric plants), a 6.7% increase in gas activity sales in Colombia (reflecting increased residential sales, resulting from an increase in our customer base, and a greater number of LNG-fuelled vehicles) and a 1.2% increase in gas activity sales in Mexico (resulting from increased sales to the industrial markets). These increases were partially offset by a decrease of 2.8% in our gas activity sales in Argentina, where we registered a decline in residential sales as a result of milder temperatures in 2008 compared to 2007.

We continued to expand our distribution network in Latin America in 2008, through the construction of 1,641 km of new pipelines. This represented an increase of 2.8% compared with our 59,555 km of distribution network at 31 December 2007. We also maintained prior rates of growth in the number of supply points adding an additional 176,000 supply points during 2008, an increase of 3.5% compared with the 5,077,000 supply points as of 31 December 2007. Our Gas Distribution business in Colombia was of particular note, registering a 6.1% increase to 1,926,000 supply points, principally as a result of our securing additional customers in the capital, Bogotá, and the Altiplano Cundiboyacense region.

For a comparison of the results of operations of this business segment for each of the years ended 31 December 2008, 2007 and 2006, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations”.

Government concessions

Our Gas Distribution activities in Latin America are carried on under concession agreements that we have been awarded by national, federal and local governments. These arrangements, which are customarily granted for a period exceeding 30 years, establish, among other things, the applicable remuneration regime and our rate of return on the investments we make in carrying on regulated activities in the relevant jurisdiction or region. The recovery of our investments in these countries is therefore conditioned upon the granting and maintenance of the relevant government concessions on reasonable terms, and our results of operations are susceptible to modifications to their terms.

The following table sets out our key concession arrangements in Latin America and certain of their main characteristics.

Country	Company	Location	Type	Duration	Dated	Awarding body
Argentina	Gas Natural BAN, S.A.	Buenos Aires Norte	Licence	35 years, extendable for a further 10 years	21/12/1992	National government

	Gas Natural México S.A. de C.V.	Toluca	Distribution Permit	30 years, extendable for periods of 15 years	03/09/1997	Regulatory Commission for Energy

		Monterrey	Distribution Permit	30 years, extendable for periods of 15 years	24/04/1998	Regulatory Commission for Energy

		El Bajío(1)	Distribution Permit	30 years, extendable for periods of 15 years	15/01/1999	Regulatory Commission for Energy

Mexico		Bajío Norte(1)	Distribution Permit	30 years, extendable for periods of 15 years	02/02/2000	Regulatory Commission for Energy

		Saltillo-Ramos Arispe-Arteaga	Distribution Permit	30 years, extendable for periods of 15 years	20/06/1997	Regulatory Commission for Energy

		Nuevo Laredo	Distribution Permit	30 years, extendable for periods of 15 years	17/11/1997	Regulatory Commission for Energy

	Comercializadora Metrogas S.A. de C.V.	Distrito Federal	Distribution Permit	30 years, extendable for periods of 15 years	03/09/1998	Regulatory Commission for Energy

	Companhia Distribuidora de Gas do Rio de Janeiro S.A.	Metropolitan region of the state of Río de Janeiro	Administrative Concession	30 years, extendable for a further 30 years	21/07/1997	State Government of Rio de Janeiro

Brazil(2)	CEG Rio S.A.	State of Río de Janeiro	Administrative Concession	30 years, extendable for a further 30 years	21/07/1997	State Government of Rio de Janeiro

	Gas Natural São Paulo Sul S.A.	State of São Paulo	Administrative Concession	30 years, extendable for a further 20 years	31/05/2000	State Government of São Paulo

Colombia(3)	Gas Natural, S.A. ESP	Bogotá	Concession Agreement	50 years	20/03/1990	National government

		Soacha	Concession Agreement	50 years	18/02/1991	National government

	Gas Natural Cundiboyacense, S.A. ESP	Cundiboyacense	Exclusive Concession Agreement	Until 30/06/2014, extendable up to 31/12/2014	11/06/1998	National government

Country	Company	Location	Type	Duration	Dated	Awarding body
	Gas Natural del Oriente, S.A. ESP	Bucaramanga and Girón	Concession Agreement	50 years	04/07/1980	National government

		Piedecuesta	Concession Agreement	50 years	20/05/1988	National government

		Sabana de Torres	Concession Agreement	50 years	31/01/1990	National government

	Gases de Barrancabermeja, S.A. ESP	Barrancabermeja	Concession Agreement	50 years	15/06/1988	National government

Notes:

(1)	From January 2009, the areas El Bajío and Bajío Norte have been combined to form one single distribution zone.

(2)	The concessions granted in Brazil are exclusive in the areas delimited in the concession agreements.

(3)	Bogotá, Soacha, Bucaramanga, Girón, Piedecuesta, Sabana de Torres and Barrancabermeja are non-exclusive distribution zones. Upon termination of the concession agreements entered into by Gas Natural S.A. ESP, Gas Natural del Oriente, S.A. ESP (“Gasoriente”) and Gases de Barrancabermeja, S.A. ESP, (“Gases de Barrancabermeja”) the relevant group entity may continue to operate in the relevant region indefinitely and may freely sell any or all of its assets to a third party. From 2014, the exclusive concession granted to Gas Natural Cundiboyacense, S.A. ESP (“Gas Natural Cundiboyacense”) will become a non-exclusive concession bearing the same characteristics as the other concessions entered into in Colombia by our other subsidiaries.

Our licences, distribution permits and concession agreements in Latin America typically impose minimum quality and safety standards for the supply of gas in accordance with relevant laws and regulations and the applicable state regulator generally seeks to pre-establish our regulatory remuneration based on capital invested and costs. Such concession and licence arrangements tend to be subject to our compliance with certain undertakings and conditions, and, in general terms, any failure to comply with such requirements could result in the revocation of the concession or licence and the enforcement of any guarantees or bonds that may have been given.

For certain risks associated with our government concessions and authorisations, see “Risk Factors—Risks Related to Our Business—The distribution of gas and electricity is subject to certain government concessions, licences and other authorisations”.

Argentina

In Argentina, we generate our revenues principally from natural gas sales to residential and industrial customers, as well as sales of compressed natural gas for use in cars and other small motor vehicles. Our main operations are located in the north and west of the province of Buenos Aires.

History. In December 1992, during the privatisation of the Argentinean gas company Gas del Estado, we led a consortium, Invergas, that successfully bid for 70.0% of Gas Natural BAN, which enabled us to supply natural gas in the Buenos Aires Norte area. The corresponding licence expires in 2027, with a renewal option for an additional ten years. We currently own 50.4% of the company operating the licence, Gas Natural BAN, which is the second largest natural gas distributor in Argentina in terms of supply points, according to the Argentinean gas regulator Ente Nacional Regulador de Gas en Argentina (“ENARGAS”). Gas Natural BAN operates in the highly industrialised northern and western parts of the Buenos Aires province and predominantly serves customers in the residential, industrial and natural gas vehicle markets.

On 15 June 2007, we acquired a further 28% shareholding in the consortium company, Invergas, and the Argentinean company, Gas Natural SDG Argentina, S.A., through which our indirect interest in Gas Natural BAN increased to 70.0%. On 16 December 2008, we sold a 28% shareholding to Chemo España, S.L. (“Chemo España”), reducing our indirect shareholding in Gas Natural BAN by 19.6% to 50.4% (in terms of legal ownership). The sale price was $56 million, of which $28 million has been paid and the balance deferred for payment between 2009 and 2013 (see Note 17 to our audited consolidated annual accounts as of and for the year ended 31 December 2008).

As part of the above sale, we granted Chemo España a put option in respect of the shares sold, exercisable by Chemo España in September 2013. If the put option were to be exercised, it would require us to purchase all of the shares in Gas Natural BAN held by Chemo España at that time at an exercise price to be determined based on capital invested. Due to the put option, we have recorded our sale of the 28% shareholding as a deferred payment and, consequently, the full shareholding of 70.0% is still attributed to us for accounting purposes (see Note 17 to our audited consolidated annual accounts as of and for the year ended 31 December 2008). In our balance sheet as of 31 December 2008, we also recorded a liability of $50 million in respect of our contingent purchase obligation under the put option, representing the actual value of the repurchase amount. As of the date of this offering memorandum, we remain the majority shareholder of Gas Natural BAN and maintain management control.

Key operating statistics. During the year ended 31 December 2008, we generated 71,964 GWh of gas sales activity through 22,360 km of distribution network to 1,393,000 supply points, and, in that year, Argentina accounted for 3.3% of our Gas Distribution revenues and 1.1% of our total revenues.

The following table presents certain key operating statistics for our Gas Distribution activities in Argentina as of and for each of the years ended 31 December 2008, 2007 and 2006.

	As of and for the year ended 31 December
Key operating statistics	2008	% change 2007-2008	2007	% change 2006-2007	2006
Gas activity sales (GWh)(1)	71,964	(2.8)	74,055	7.0	69,200

—Tariff-based gas sales (GWh)(2)	33,526	(5.5)	35,465	16.9	30,350
—TPA sales (GWh)(3)	38,438	0.4	38,590	0.7	38,850
Distribution network (km)	22,360	2.3	21,855	1.7	21,486
Number of supply points (thousands)	1,393	2.8	1,355	2.5	1,322

Notes:

(1)	Gas activity sales includes tariff-based gas sales and TPA sales.

(2)	Tariff-based gas sales refers to the distribution and commercialisation of gas at regulated tariffs.

(3)	TPA sales includes tolls we receive from third parties who access our installations.

Tariffs. In 1992, the Natural Gas Act created an independent regulatory authority, ENARGAS, to regulate the transportation and distribution activity and its tariffs. The tariffs resulting from such regulation were to be calculated in US dollars and subject to a full rate case revision every five years, together with half-yearly revisions considering general price variations (PPI) and gas cost. These tariffs were designed to allow a pass-through of fluctuations in the cost of natural gas, following the removal, in 1994, of price controls in that commodity market.

Following the Argentinean economic crisis in 2001, tariffs related to foreign currencies, such as the gas distribution and transportation tariffs, were converted from US dollars to pesos on a one-for-one basis, without regard to the market quotation of US dollars, hence resulting in the effective freezing of such tariffs.

However, in 2005, Gas Natural BAN entered into an understanding with the Argentinean government to renegotiate the license contract, and perform an appropriate full-tariff revision in accordance with the non-derogated provisions of the Natural Gas Act. Consequently, distribution tariffs paid to Gas Natural BAN have been increased since 2006, it being the only Argentinean gas distribution company whose tariffs have been revised since the 2001 economic crisis.

Pursuant to a memorandum of agreement (acta acuerdo) between Gas Natural BAN and the Argentinean government, ENARGAS announced on 10 October 2008 an increase in the gas supply tariff applicable to residential and industrial customers and to natural gas for vehicles. The increase in tariff ranges from 10% to 30%, depending on consumption levels.

Gas procurement. In August 2007, the Argentinean Ministry of Energy (Secretaría de Energía) entered into an internal supply agreement with certain gas producers (ratified by Resolution SE 599/07), pursuant to which all producers with gas reserves in the country undertake to supply a specified amount of gas. Every month, the Ministry of Energy may assign additional supply volumes to cover increases in demand, although these additional volumes are typically insufficient to meet demand in full. Gas prices in Argentina are set by the Ministry of Energy for each type of customer (residential, industrial and natural gas for vehicles), and the prices were last updated in September 2008, in accordance with Resolution 1070/08.

As is the case in most countries, demand for natural gas in Argentina is seasonal with demand peaking during the colder winter months of May to September. With a view to assuring a supply of natural gas over periods with increased demand during the winter months, we have built a ‘peak shaving’ natural gas storage plant with a capacity of 27.4 million cubic metres.

Brazil

In Brazil, we generate our revenues principally from natural gas sales to residential and industrial customers, as well as sales of compressed natural gas for use in cars and other small motor vehicles. Our main operations are located in the state of Rio de Janeiro and in the southern part of the state of São Paulo.

History. We began distributing natural gas in Brazil in 1997 in the state of Rio de Janeiro through CEG and CEG Rio pursuant to a concession granted by the state of Rio de Janeiro for a 30-year period, with the option, subject to certain conditions, to renew for an additional 30 years. Any extension of the concession depends on a determination by the State Regulatory Agency, which assesses the quality and reliability of the supply provided by our concessionaire companies, among other considerations.

CEG, a company with almost 150 years’ history, distributes natural gas in the city of Rio de Janeiro and 15 other municipalities. CEG Rio was created jointly by the Brazilian government and the Brazilian semi-public energy company Petroleo Brasileiro, S.A. (“Petrobras”) in 1997 and we took control of its management in the same year following its privatisation. CEG Rio supplies natural gas to more than 17 municipalities in the state of Rio de Janeiro. Until July 2004, we held minority interests in each of these companies but, as of the date of this offering memorandum, we hold controlling interests in both (54.2% and 59.6% of the share capital of CEG and CEG Rio, respectively).

On 26 April 2000, we were awarded a further gas distribution concession by the state of São Paulo for a 30-year period with the option, subject to certain conditions, to renew for an additional 20 years, covering 93 municipalities in the south of the state of São Paulo. Over 600 industries operate in this area, with a total potential consumption which we estimate to be in the region of 3.0 million cubic metres of natural gas per day. We operate the São Paulo concession through our wholly-owned subsidiary, Gas Natural São Paulo Sul, S.A.

Key operating statistics. During the year ended 31 December 2008, we generated 75,867 GWh of gas activity sales through 5,881 km of distribution network to 789,000 supply points, and, in that year, Brazil accounted for 34.4% of our Gas Distribution revenues and 11.2% of our total revenues.

The following table presents certain key operating statistics for our Gas Distribution activities in Brazil as of and for each of the years ended 31 December 2008, 2007 and 2006.

	As of and for the year ended 31 December
Key operating statistics	2008	% change 2007-2008	2007	% change 2006-2007	2006
Gas activity sales (GWh)(1)	75,867	64.0	46,253	2.2	45,274

—Tariff-based gas sales (GWh)(2)	75,867	64.0	46,253	2.2	45,274
—TPA sales (GWh)(3)	—	—	—	—	—
Distribution network (km)	5,881	4.4	5,635	4.6	5,387
Number of supply points (thousands)	789	2.1	773	2.7	753

Notes:

(1)	Gas activity sales includes tariff-based gas sales and TPA sales.

(2)	Tariff-based gas sales refers to the distribution and commercialisation of gas at regulated tariffs.

(3)	TPA sales includes tolls we receive from third parties who access our installations.

Tariffs. All natural gas sales in Brazil are conducted in a regulated market in which tariffs are set by the regulator of the state in which the gas is sold. Tariff guidelines for natural gas in Brazil are established by the applicable regulatory authority in each state in accordance with proposals from participants in the gas sector, and are reviewed annually thereafter. Every five years the tariffs are revised by the relevant regulatory authority in a process that requires us to present a five-year business plan. Each state determines the level of tariffs that will be in effect for the next five-year period based on capital investments and other technical and economic criteria. As of the date of this offering memorandum, discussions with the relevant regulatory authorities in respect of the tariff framework for the five-year period from 2008 to 2012 are ongoing. Tariffs are deemed to be maximum prices, and we negotiate contracts outside of the regulated tariffs with certain large industrial customers.

Gas procurement. We purchase all of our natural gas for distribution in Brazil from Petrobras. 70% of the gas supplied by Petrobras comes from gas reserves in Brazil, while the remaining 30% is imported through the Bolivia-Brazil pipeline.

On 31 July 2008, we entered into a gas procurement agreement with Petrobras (finalising an agreement initially entered into on 25 March 2008) in respect of our gas supplies in Brazil. The agreement guarantees a supply of gas to cover our sales in Brazil until 2012 (assuming, for these purposes, an annual 5% growth rate), and is intended to allow supply flexibility to cover gas shortages or other exigencies.

Colombia

In Colombia, we generate our revenues principally from natural gas sales to residential and industrial customers, as well as sales of compressed natural gas for use in cars and other small motor vehicles. Our main operations are located in Bogotá, the Cundiboyacense region, Bucaramanga, Girón, Sabana de Torres, Piedecuesta, Sibaté, Soacha and Barrancabermeja.

History. We have distributed natural gas in the capital of Colombia, Bogotá, since 1997 through Gas Natural S.A. ESP in which we hold an indirect interest of 59.1%. Following the acquisition of 54.5% of Gas Natural del Oriente, S.A., ESP (“Gasoriente”) in 1998, we extended our distribution of natural gas to the northeastern region of Colombia. Gasoriente holds a 100% interest in Gases de Barrancabermeja, S.A. (“Gases de Barrancabermeja”), another gas distributor in the region. In that year, we also obtained an exclusive concession to distribute natural gas until 2014 in the Altiplano Cundiboyacense area (northeast of Bogotá) through a private consortium in which we hold a 77.5% interest. We also distribute gas to other regions in Colombia through our subsidiaries Gas Natural, S.A., ESP, Gasoriente and Gases de Barrancabermeja. These companies began their distribution activity through operating concessions in Bogotá, Soacha, Sibaté, Bucaramanga, Girón, Sabana de Torres, Piedecuesta and Barrancabermeja before expanding to serve other Colombian regions following the liberalisation of the Colombian gas distribution market during the 1990s.

In October 2007, the Administrative Unit for Public Services in the District Capital of Bogotá (Unidad Administrativa de Servicios Públicos del Distrito Capital de Bogotá) awarded Biogás Doña Juana S.A. ESP, in which we hold a 49.8% interest, a contract for the treatment and energy recovery of biogas from the Doña Juana landfill. The project is aimed at assisting Colombia’s sustainable development efforts and reducing the emission of greenhouse gases by 15 million tons of CO2 throughout the duration of the project. Biogás Doña Juana, S.A. ESP was created by a consortium we formed with GRS Valtech, part of the Veolia group.

On 1 April 2008, we entered into an agreement with Petrobras to develop vehicular natural gas stations in the city of Bogotá, with an initial project comprising 14 stations. The stations are expected to be operational within the next 36 months.

Key operating statistics. During the year ended 31 December 2008, we generated 16,720 GWh of gas activity sales through 17,052 km of distribution network to 1,926,000 supply points, and, in that year, Colombia accounted for 8.7% of our Gas Distribution revenues and 2.8% of our total revenues.

The following table presents certain key operating statistics for our Gas Distribution activities in Colombia as of and for each of the years ended 31 December 2008, 2007 and 2006.

	As of and for the year ended 31 December
Key operating statistics	2008	% change 2007-2008	2007	% change 2006-2007	2006
Gas activity sales (GWh)(1)	16,720	6.7	15,664	15.5	13,557

—Tariff-based gas sales (GWh)(2)	16,623	6.6	15,598	15.1	13,557
—TPA sales (GWh)(3)	96	n.m.	66	n.m.	—
Distribution network (km)	17,052	3.0	16,555	3.1	16,050
Number of supply points (thousands)	1,926	6.1	1,816	6.1	1,712

Notes:

(1)	Gas activity sales includes tariff-based gas sales and TPA sales.

(2)	Tariff-based gas sales refers to the distribution and commercialisation of gas at regulated tariffs.

(3)	TPA sales includes tolls we receive from third parties who access our installations.

Tariffs. Natural gas sales in Colombia are conducted in a regulated market in which tariffs are set by the Regulatory Commission for Energy and Gas (Comisión de Regulación de Energía y de Gas). This Commission revises the tariffs every five years, and they were last adjusted in March 2004 for Gas Natural, S.A. ESP, Gasoriente and Gases de Barrancabermeja. In the case of Gas Natural Cundiboyacense, S.A. ESP (“Gas Natural Cundiboyacense”), which operates in the Altiplano Cundiboyacense area, distribution fees were fixed when the concession was awarded and are updated annually in accordance with the inflation rate prevailing in Colombia in the previous year. The fee formula is also designed to allow us to pass through variations in the cost of natural gas to our customers. The tariffs are deemed to be maximum prices.

Gas procurement. We purchase all of our natural gas for distribution in Bogotá and 54 municipalities in the Cundinamarca and Boyacá provinces from a consortium formed by Ecopetrol S.A. (“Ecopetrol”), a semi-public company, and three privately-owned companies. The gas supplied by this consortium comes from the Colombian gas reserves of Cusiana and Cupiaga in Casanare through the Cusiana-El Porvenir-La Belleza-Cogua-Bogotá pipeline. We also entered into a contract for the purchase of gas from the La Guajira gas reserves with Merielectrica, S.A., which supplies the gas in Barrancabermeja, from where it is then transported through the Barrancabermeja-Sebastopol-Vasconia-La Belleza-Cogua-Bogotá pipeline. The gas distributed in the cities of Bucaramanga and Barrancabermeja, where Gasoriente and Gases de Barrancabermeja operate, is principally purchased from Ecopetrol and Merielectrica, S.A. and comes from the gas fields of Bellenas in La Guajira, and the gas reserves of Provincia and Paoya in Santander.

Mexico

In Mexico, we generate our revenues principally from natural gas sales to residential and industrial customers, as well as sales of compressed natural gas for use in cars and other small motor vehicles. Our main operations are located in the regions of Nuevo Laredo, Saltillo, Monterrey, El Bajío, Toluca and Mexico City through our distribution company, Gas Natural México, S.A. de C.V. (“Gas Natural Mexico”).

History. Our operations in Mexico date from 1997, when we began operations in Nuevo Laredo (state of Tamaulipas) and Saltillo (state of Coahuila). That same year, we also started distribution activities in Toluca (state of Mexico) and, in 1998, we were awarded the concession to distribute gas in the city of Monterrey (state of Nuevo León) and in Bajío (state of Guanajuato). In 1999, we were awarded a further concession to distribute gas in the states of Aguascalientes, San Luis Potosí and Zacatecas in Bajío Norte. In 2000, through our acquisition of the entire share capital of Comercializadora de Metrogas S.A. de C.V., we commenced distribution of natural gas in the country’s capital, Mexico City. During 2008, we continued to work with the local government of Mexico City pursuant to an agreement signed on 31 August 2007 to develop and expand gas distribution in the city, which we believe has a potential market of over 2.1 million customers.

All of our concessions to distribute gas in Mexico have been granted for an initial 30-year period, and we have the option to extend each concession for an additional 15-year period upon expiry. The process for the renewal of the permits, application for which must be made at least two years prior to the expiry of the permits, is to be defined in a Directive to be published by the CRE or in a Resolution to be passed by the same authority. Following the merger of the zones Bajío and Bajío Norte to form one single distribution zone from January 2009, we presently operate six distribution concessions in the country.

On 22 September 2008, we sold 15.0% of the share capital of Gas Natural Mexico and Sistemas de Administración, S.A. de C.V. (“Sistemas de Administración”) to Sinca Inbursa, S.A. de C.V. (“Inbursa”) for an amount of 761 million Mexican pesos. As part of the sale, we granted Inbursa a put option, exercisable until 22 May 2013, in respect of the shares sold. If the option were to be exercised, it would require us to purchase all of the shares of Gas Natural Mexico and Sistemas de Administración held by Inbursa at that time at an exercise price equal to the greater of (i) the market value of such shares determined by reference to the results of operations of Gas Natural Mexico and Sistemas de Administración, and (ii) the capital invested adjusted for financing costs. As a result of the put option, we have recorded our sale of this 15.0% shareholding as a deferred payment and, consequently, such shareholding in Gas Natural Mexico and Sistemas de Administración is still attributed to us for accounting purposes. In our balance sheet as of 31 December 2008, we also recorded a liability of 781 million Mexican pesos in respect of our contingent purchase obligation under the put option, representing the current value of the repurchase amount. We believe this agreement allows both companies to achieve a strategic partnership that will help accelerate our growth in Mexico, while permitting us to maintain the majority shareholding and management control in Gas Natural Mexico and Sistemas de Administración.

Key operating statistics. During the year ended 31 December 2008, we generated 43,857 GWh of gas activity sales through 15,903 km of distribution network to more than 1,145,000 supply points, and, in that year, Mexico accounted for 11.0% of our Gas Distribution revenues and 3.6% of our total revenues.

The following table presents certain key operating statistics for our Gas Distribution activities in Mexico as of and for each of the years ended 31 December 2008, 2007 and 2006.

	As of and for the year ended 31 December
Key operating statistics	2008	% change 2007-2008	2007	% change 2006-2007	2006
Gas activity sales (GWh)(1)	43,857	11.9	43,342	(0.9)	43,719

—Tariff gas sales (GWh)(2)	18,524	26.1	18,052	2.2	17,667
—TPA sales (GWh)(3)	25,333	0.2	25,290	(2.9)	26,052
Distribution network (km)	15,903	2.5	15,510	1.8	15,229
Number of supply points (thousands)	1,145	1.1	1,133	1.2	1,120

Notes:

(1)	Gas activity sales includes tariff-based gas sales and TPA sales.

(2)	Tariff-based gas sales refers to the distribution and commercialisation of gas at regulated tariffs.

(3)	TPA sales includes tolls we receive from third parties who access our installations.

Tariffs. Natural gas tariffs in Mexico for most customers are regulated. Regulated tariffs are set by the Regulatory Commission for Energy (Comisión Reguladora de Energía) every five years and are updated annually in accordance with the consumer price index. The tariff framework is also designed to allow us to pass-through variations in the cost of natural gas to our customers. When these costs increase significantly, we may experience a decrease in new supply points and an increase in the instances of late payment and non-payment. Natural gas prices in Mexico are linked to the natural gas market in South Texas, and to avoid the adverse impact of rising gas prices on end users, the use of temporary subsidies has been prevalent in Mexico. Natural gas tariffs in Mexico are deemed to be maximum prices, and we negotiate so-called “conventional tariffs” outside of the regulated tariff regime with certain large industrial customers.

Gas procurement. We procure our gas for distribution in Mexico through a long-term contract with Petróleos Mexicanos (“Pemex”), a state-owned oil company. In accordance with this contract, we place yearly or monthly orders for the amount of gas needed over the relevant period to supply the regions in which we operate.

Italy

In Italy, we generate our revenues principally from natural gas sales to residential and industrial customers. Our main operations are located in the eight regions of Basilicata, Calabria, Campania, Lazio, Puglia, Molise, Abruzzo and the island of Sicily, comprising 187 municipalities in total.

History. We entered the Italian market in 2002 with the formation of Gas Natural Vendita Italia, S.p.A., to commercialise gas in Italy’s deregulated gas market. In January 2004, we acquired the Brancato group, one of the largest private gas distributors in Sicily, and we further expanded our Italian operations through the acquisitions of Smedigas S.p.A. (in August 2004) and the Nettis group (in September 2004).

In 2004, we filed an application with the Italian Ministry for Economic Development (Ministero dello Sviluppo Economico) for permission to develop two regasification plants in Italy, one in Trieste (in the Friuli-Venezia Giulia region of Northern Italy) and one in Taranto (in the Puglia region of Southern Italy). The two projects are similar, each consisting of two storage tanks with a combined capacity of 300,000 cubic metres and a regasification capacity of 8 billion cubic metres per year. The Trieste plant was granted approval by the Environmental Commission of the Italian Environment Ministry on 20 June 2008, and approval of the proposed Taranto plant is, as of the date of this offering memorandum, pending.

In September 2007, we extended our distribution network in Italy to another 31 municipalities in the regions of Basilicata, Calabria, Campania and Lazio through our €24 million acquisition of the Italian gas company Italmeco. We fully consolidated Italmeco as from 17 December 2007, extending our distribution network by 509 km and increasing our total number of supply points in Italy by 8,930.

On 3 July 2008, we acquired the gas distribution company Pitta Costruzioni, which operates in the Puglia region, for €30 million (€27 million in cash and €3 million in assumed liabilities). The acquired group has a licence to supply natural gas to 11 municipalities with a total number of approximately 15,000 customers and a 393 km distribution network.

Key operating statistics. During the year ended 31 December 2008, we generated 2,933 GWh of gas activity sales through 5,521 km of distribution network to more than 397,000 supply points, and, in that year, Italy accounted for 3.7% of our Gas Distribution revenues and 1.0% of our total revenues.

The following table presents certain key operating statistics for our Gas Distribution activities in Italy as of and for each of the years ended 31 December 2008, 2007 and 2006.

	As of and for the year ended 31 December
Key operating statistics	2008	% change 2007-2008	2007	% change 2006-2007	2006
Gas activity sales (GWh)(1)	2,933	4.8	2,800	14.4	2,448

—Tariff-based gas sales (GWh)(2)	2,632	(0.1)	2,635	12.3	2,347
—TPA sales (GWh)(3)	301	82.4	165	63.4	101
Total sales (€ in millions)	164	8.6	151	138	9.4
Distribution network (km)	5,521	15.6	4,775	19.0	4,012
Number of supply points (thousands)	397	11.2	357	11.6	320

Notes:

(1)	Gas activity sales includes tariff-based gas sales and TPA sales.

(2)	Tariff-based gas sales refers to the distribution and commercialisation of gas at regulated tariffs.

(3)	TPA sales includes tolls we receive from third parties who access our installations.

Tariffs. The deregulation process for the sale of gas in Italy was completed on 1 January 2003 and a ‘last-resort’ tariff, fixed by the Italian National Energy Commission (Autorità per l’Energia Electricca e il Gas or “AEEG”), is now in place for those consumers who have not opted to switch supplier and have an aggregate annual consumption not exceeding 200,000 cubic metres.

Resolution 11/07 (Delibera 11/07) established a requirement to separate the administrative and accounting functions (a process known as ‘unbundling’) of companies operating in the electricity and gas sectors. These regulatory requirements are intended to ensure the separation of natural gas distribution activities, which are carried out under regulated concessions, from the deregulated commercialisation activity. The Resolution was introduced with a view to ensuring:

•	neutrality and independence in the management of regulated assets;

•	non-discriminatory management of commercially sensitive information;

•	that no cross-subsidies exist between regulated and deregulated activities or activities in the process of deregulation; and

•	transparency regarding the financial condition of the companies operating in these sectors, with particular regard to cost structuring.

The regulatory tariff for gas distribution activities in Italy are revised annually taking into account capital invested, the number of connection points supplied and other financial criteria. The tariffs currently applicable to gas distribution and measurement activities (covering the period 2009 through 2012) were approved by the AEEG through Resolution 159/2008.

Gas procurement. Of the gas consumed in Italy during the year ended 31 December 2007 (being the latest data available), approximately 87.1% was purchased internationally, primarily from Russia, Northern Europe and Algeria (source: Italian Ministry for Economic Development). We source our natural gas for our activities in Italy through purchases from other operators.

For a comparison of the results of operations of our Gas Distribution business segment for each of the years ended 31 December 2008, 2007 and 2006, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Results of Operations by Segment”.

Electricity

Spain

The recent deregulation of the energy sector in Spain has allowed us to enter its electricity market. Our electricity operations include electricity generation in Spain using CCGT plants, wind farms and cogeneration, electricity trading in the wholesale market and the commercialisation of electricity in the deregulated Spanish market.

We carry out these activities through the following group companies: Gas Natural SDG and Gas Natural Electricidad SDG, S.A., which are responsible for optimising the generation and sale of electricity; Gas Natural Comercializadora, S.A. and Gas Natural Servicios SDG, S.A., which commercialise electricity in the deregulated market; Gas Natural Corporación Eólica S.L., which is responsible for the generation of electricity using wind power; and La Energía, S.A., which carries out our cogeneration activities.

Generation

We generate electricity in Spain using combined cycle generation, wind farm generation and, to a lesser extent, cogeneration. The electricity we generate is principally sold to the national electricity pool, as described below (see “—Electricity prices”). The table below presents the amount of electricity we generated in each of the years ended 31 December 2008, 2007 and 2006.

	As of 31 December
Electricity generated (GWh)	2008	2007	2006
Combined cycle	17,225	16,096	16,987
Wind farms	772	779	694
Cogeneration	133	100	150

Total electricity generated	18,130	16,975	17,831

Electricity demand. Electricity demand in Spain grew to 279,868 GWh in 2008 from 276,849 GWh in 2007 (source: REE Electricity System Report 2007 and the REE Preliminary Report 2008) and in mainland Spain grew to 266,485 GWh in 2008 from 263,311 GWh in 2007. Adjusting for the difference in the number of working days and the variation in the annual average temperature, this amounted to an increase in demand of 1.0% in real terms in mainland Spain. Electricity demand in mainland Spain during the month of December 2008 decreased by 3.3% compared to December 2007, which represents a decrease of 5.3% in real terms after adjusting for differences in the number of working days and average temperature (sources: REE Daily Balance Report as of 31 December 2008, revised on 17 February 2009 and REE Daily Balance Report as of 31 December 2007, revised on 14 February 2009). This decrease is largely attributable to the general economic slowdown in Spain, which has had a negative effect on demand across the residential, commercial and industrial markets.

Electricity prices. Electricity production is traded in Spain via bilateral contracts, future contracts and on the daily and intra-day markets.

The purpose of the daily market is to handle electricity transactions for the following day through the presentation of electricity sale orders and purchase bids by market participants. Daily market prices are determined on an hourly basis based on supply and demand. Once the daily market session has been held by the market operator, and considering the bilateral contracts executed, REE studies the operating schedule’s technical viability to ensure the safety and reliability of the supply. If the programme resulting from the daily market plus the bilateral contracts does not comply with safety requirements, REE modifies the programme of production and/or consumption units resulting from the daily market and bilateral contracts to comply with the technical restrictions, striking a balance between production and demand through a competitive tender procedure. The intra-day market consists of six sessions held during the course of each day and can be attended by all agents who have participated in the daily market or executed a bilateral contract. The purpose of the intra-day market is to respond to adjustments made by REE to the daily programme that results from the daily market and executed bilateral contracts.

During the year ended 31 December 2008, the average monthly price in the daily market ranged from a high of 7.303 € cents/kWh (2007: 5.811 € cents/kWh, 2006: 7.314 € cents/kWh) to a low of 5.618 € cents/kWh (2007: 2.968 € cents/kWh, 2006: 3.605 € cents/kWh). The average price for the period was 6.444 € cents/kWh, an increase of 63.9% compared with the average price for the prior year. In 2007, the average price was 3.932 € cents/kWh, a decrease of 22.1% compared with the average price of 5.067 € cents/kWh for 2006 (source: OMEL).

The higher average prices during 2008 were principally attributable to increases in the cost of the fuels used for electricity generation during most of the year and the sharp increase in the price of CO2 emission rights from €0.67 per tonne in 2007 to a level of €22.13 per tonne in 2008 (source: BlueNext). The sharp decline in the average prices in 2007 compared with 2006 (when average prices were around €17.24 per tonne) was caused by a number of factors, including more moderate growth in electricity demand because of a mild winter and higher levels of electricity production by hydroelectric plants and wind farms.

Installed capacity. At 31 December 2008, our total installed electricity generation capacity was 3,991 MW, representing 4.4% of the total installed capacity in mainland Spain according to REE.

The following table presents our total installed capacity in Spain by type of generation facility as of 31 December 2008, 2007 and 2006.

	As of 31 December
Installed capacity (MW)(1)	2008	2007	2006
CCGT plants	3,600	3,600	2,800
Wind farms	363	363	347
Cogeneration plants	28	17	22

Total installed capacity	3,991	3,980	3,169

Note:

(1)	Installed capacity includes all of the members of our Group and we attribute the installed capacity of such members in accordance with the method of consolidation used. Accordingly, where we hold more than 50%, but less than 100%, of the share capital of a subsidiary, we would generally attribute all of the installed capacity of that subsidiary to our Group.

Capital expenditure. In 2008, €310 million, or 29.0%, of our investments in tangible assets corresponded to our electricity generation business in Spain. These investments principally related to the continued development of the 400 MW Malaga plant and the 800 MW Puerto de Barcelona plant. In 2007, we incurred capital expenditure of €329 million, which was mainly attributable to completion of the 800 MW CCGT plant at Plana del Vent and the development of plants in Malaga and Puerto de Barcelona. In 2006, we invested €306 million, which was principally dedicated to the development of the 800 MW CCGT plant at Plana del Vent and the 1,200 MW CCGT plant in Cartagena.

Total electricity generation. Our net electricity generation in Spain in 2008 totalled 18,130 GWh, an increase of 1,155 GWh, or 6.8%, compared with the prior year, representing a market share of approximately 6.5% of net electricity generation in Spain in 2008 (source: REE Daily Balance Report as of 31 December 2008, revised on 17 February 2009). This increase was mainly derived from the coming on-line of additional generation capacity, including, in particular, our CCGT plant at Plana del Vent in 2007. Of our net electricity production, 17,225 GWh (or 95.0%) corresponded to combined cycle generation, 772 GWh (or 4.3%) to wind farm generation and 133 GWh (or 0.7%) to cogeneration. In 2007, we generated and sold 16,975 GWh of electricity, a decrease of 856 GWh, or 4.8%, compared with 17,831 GWh in 2006.

Combined cycle generation. We entered the electricity generation market in 2002 when we commenced commercial operations at a CCGT plant in San Roque (Cádiz)—the first CCGT plant in Spain. Combined cycle electricity generation is a technology which utilises natural gas combustion (primary turbine) and steam produced by the exhaust gases (reheat boiler and steam turbine) to generate electricity. These two processes are complementary and can achieve efficiency performance levels of 58%, almost twice the efficiency obtained in conventional thermal power plants, as electricity is generated in two stages yet using a single heat source.

We contract third parties to build our CCGT plants. These contracts are generally turnkey contracts whereby the contractor builds a plant and transfers it to us once completely operational. These contracts typically contain guarantees related to the availability, efficiency and capacity of the plants, normally covering the first two years of operation. In addition, we normally enter into certain contracts for the technical operation and maintenance of the plants with a member of the principal contractor’s group and regularly such contracts also include guarantees in relation to the availability, efficiency and capacity of the plant.

Installed capacity. We have a total of 3,600 MW of operational CCGT capacity, 400 MW of which is located at Sant Adrià de Besòs (Barcelona), 400 MW in San Roque (Cádiz), 800 MW in Arrúbal (La Rioja), 1,200 MW in Cartagena (Murcia) and 800 MW in Plana del Vent (Tarragona). Further plants are currently under construction in Malaga (400 MW) and Puerto de Barcelona (800 MW), which, once completed, will provide an additional 1,200 MW capacity. We are also in the process of seeking permits for an 800 MW CCGT plant in Lantarón (Álava).

Electricity generation. Our combined cycle electricity generation in Spain totalled 17,225 GWh for the year ended 31 December 2008, representing 95.0% of the total electricity generated by us during 2008. Our share of the combined cycle electricity generation market in mainland Spain was 18.8% for the year ended 31 December 2008 (source: REE Preliminary Report 2008). Our CCGT plants logged 4,817 equivalent base load hours in 2008, giving an average capacity utilisation (or load factor) of 55%, compared with 58% in 2007. Load factor, which we use to assess the extent to which our generation assets are being utilised, is calculated on the basis of the amount of energy actually produced by an asset over a given period divided by the maximum amount of energy that would have been produced by that asset operating at full capacity throughout such period. Our accumulated market share in electricity generation under the ‘ordinary regime’ was approximately 8.2% in 2008, while our market share of total net generation (excluding electricity consumed by electricity generation plants) was 6.5% (source: REE Daily Balance Report as of 31 December 2008, revised on 17 February 2009).

Wind farm generation. We entered the wind farm electricity generation business at the end of 2004 with the acquisition of the wind farm activities of the Spanish bank Banco de Sabadell, S.A. In April 2005, we acquired DERSA, which is active in the wind farm electricity generation business. Wind farm generation is a technology which utilises wind energy, a renewable energy source, to drive turbines to generate electricity. These turbines, which are typically concentrated into so-called wind farms, can be located on land or, less commonly, in off-shore areas and are sited to take advantage of localised higher-than-average levels of wind.

Installed capacity. Since 2004, we have sought to strengthen our position in the wind power market in Spain. The total installed capacity attributable to us as of 31 December 2008 was 363 MW, distributed in 8 autonomous regions in Spain. As of that date, we also had approximately 1,000 MW under development.

Electricity generation. The net attributable wind power output generated by the wind farms in which we participate was 772 GWh for the year ended 31 December 2008 Spain, a decrease of 0.9% compared with 2007. This decrease was mainly attributable to lower levels of wind during the year.

Cogeneration. Cogeneration, which is also referred to as combined heat and power (or CHP), is the use of a heat engine or a power station to simultaneously generate both electricity and heat energy (steam, hot water, cold water, cold air, hot gases, etc.). When electricity is generated using a generator or turbine engine, only 25% to 46% of the energy contained in the fuel is used with the remainder being dissipated as heat. By using a major part of the excess heat that would be wasted in a conventional power plant, CHP seeks to increase these efficiency levels and, as a result, less fuel needs to be consumed to create the same amount of useful energy. CHP can be applied in industrial processes as well as in certain buildings where the heat can be used for heating, cooling (through absorption) and the preparation of domestic hot water, such as in large buildings, university campuses, hospitals or hotels. There are a number of different cogeneration technologies which can be used in CHP plants and which have proven successful in a wide range of installed capacity levels, from small consumer installations with a capacity of less than 100 kW (microgeneration) to large consumer installations with a capacity of several MW.

La Energía. Through our wholly-owned subsidiary La Energía, S.A. (“La Energía”) we promote cogeneration as a means of efficient energy use by taking up majority or minority stakes in cogeneration companies through supply contracts with customers in the industrial or services sector, and the creation of cogeneration companies, jointly held by La Energía and one or more industrial partners. La Energía manages the cogeneration company during the build and operational phases, developing projects from the preliminary study phases, supervising the basic and detailed engineering during the project build phase and performing technical and economic monitoring during the operational phase. These cogeneration companies supply electric and thermal energy to the customer (for example, a factory or hospital) and transfer any surplus energy to the local electricity distribution company and the wholesale market. Costs arising from the running of the cogeneration plant (natural gas, equipment maintenance, operating costs, etc.) are borne by the cogeneration companies.

Installed capacity. As of 31 December 2008, we held an interest in 13 separate cogeneration companies, five of which are controlled by us, with 187 MW of total installed capacity in commercial operation, of which 28 MW (or 15.0%) of which is attributable to us and managed by La Energía.

Electricity generation. Cogeneration electricity sales attributable to us applying the proportionate consolidation method amounted to 133 GWh for the year ended 31 December 2008, compared with 100 GWh in 2007.

Electricity commercialisation and trading

Commercialisation. We purchase electricity from the national electricity pool in Spain for our commercialisation activities. The table below presents our total industrial electricity customer portfolio as of 31 December 2008, 2007 and 2006 and our total electricity sales for each of the years ended 31 December 2008, 2007 and 2006.

	As of and for the year 31 December
	2008	2007	2006
Electricity contracted by industrial customers (GWh/year)	2,541	6,239	210
Electricity sales (GWh)	6,216	2,214	2,761
—Residential	484	736	1,931
—Industrial	5,732	1,478	830

During the year ended 31 December 2008, our industrial electricity customer portfolio, measured as electricity contracted (in GWh per year), decreased by 3,698 GWh/year to 2,541 GWh/year. This 59.3% decrease was principally attributable to an optimisation of our customer portfolio by means of adopting more thorough customer selection criteria and seeking a better quality customer portfolio, through the selection of customers with guaranteed minimum levels of consumptions, for example. In 2007, our industrial electricity customer portfolio increased by 6,029 GWh/year to 6,239 GWh/year, reflecting the development of our commercialisation activities.

During 2008, our electricity sales increased by 4,002 GWh to 6,216 GWh, which was mainly attributable to our risk hedging strategy and our arbitrage activities in the liberalised market.

Trading. During 2008, we continued to develop our trading activities in the markets for electricity production and CO2 emission rights and credits. Through these activities, we seek to actively manage our position, optimising margins and reducing our exposure to the risk of movements in the price of these commodities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Market Risk—Commodity Price Exchange Risk”.

Electricity trading. In February 2007, Spain’s Ministry for Industry, Tourism and Trade established a calendar of quarterly electricity auctions (Compra de Energía para el Suministro de Último Recurso , “CESUR”) to cover the new ‘last resort’ tariff established for the deregulated market in Spain (see “Regulation”).

The seventh auction under the CESUR system was held on 16 December 2008 offering two products for the first quarter of 2009: ‘peak load’ capacity (which applies from 8.00am to 8.00pm on business days) and ‘base load capacity’ (which applies from 9.00 pm to 7.00 am). A total of 3,600 MW was offered to sellers (3,400 MW for base load capacity and 200 MW for the peak load capacity), which was slightly more capacity than was offered in the sixth auction in September 2008. There were 34 participants, including our Company. Closing prices were €58.86/MWh for base load capacity and €66.84/MWh for peak load capacity.

In the cross-border trading between Spain and France, we participate in daily, monthly and annual auctions for interconnection capacity and, during 2008, we contracted 698 GWh, which we managed in the markets of both countries. We have also contracted, for the first time, 763 GWh of capacity in an auction held by the French state-owned utility, EDF.

In addition, during 2008, we were awarded 12,800 GWh of energy in auctions conducted by the Portuguese electricity group Energias de Portugal, S.A. These transactions represent, in our view, a further step towards our objective of expanding our trading activities into other European markets to diversify our portfolio in terms of the products and countries covered.

Emissions trading. In the year ended 31 December 2008, we increased our level of CO2 emissions trading, buying and selling almost 16 Mt through numerous deals involving EU Allowance Units (or EUAs, which represent one tonne of CO2-equivalent) and Certified Emission Reductions (or CERs, established by the Kyoto Protocol) in ‘spot’, forward and structured transactions on both organised markets (such as BlueNext, ECX) and ‘over-the-counter’ in bilateral transactions.

Mexico

Acquisition from EDF and Mitsubishi. Our operations in the electricity segment in Mexico date from 27 December 2007, when we acquired four CCGT plants and a gas pipeline owned by EDF, and a fifth CCGT plant owned by EDF and the Mitsubishi Corporation, with a combined generation capacity of 2,233 MW in Mexico. As described in further detail in Note 32 to our audited consolidated annual accounts as of and for the year ended 31 December 2007, the aggregate purchase consideration for these acquisitions was €1,010 million and, as of 31 December 2007, the fair value of the net assets acquired was €923 million, with €87 million being attributed to goodwill. The fair value of the property, plant and equipment was determined on the basis of the current value of the expected cash flows from the power purchase agreements with the Mexican Federal Electricity Commission (Comisión Federal de Electricidad de México), which have a duration of 25 years as from the date on which each plant begins operating commercially. The goodwill is attributable to the high yield of the business acquired and the benefits and synergies we expect as a result of the acquisition and integration of such businesses into the Group.

Installed capacity. The assets acquired included the 495 MW Anáhuac power plant (Rio Bravo II), the 495 MW Central Lomas del Real power plant (Rio Bravo III), the 500 MW Central Vallehermoso power plant (Rio Bravo IV), the 495 MW Electricidad Águila de Altamira power plant (Altamira II), the 248 MW Central Saltillo power plant, as well as the 54-kilometre Gasoducto del Río gas pipeline. The Rio Bravo II, III and IV power plants and the Gasoducto del Río pipeline are located in the state of Tamaulipas, in the northwest of Mexico, and the Central Saltillo power plant is situated in the state of Coahuila (northwest Mexico). The Gasoducto del Río pipeline supplies gas indirectly to the Rio Bravo I plant (owned by the CFE) and the Rio Bravo II plant and directly to the Rio Bravo III and Rio Bravo IV power plants.

Electricity generated. During the year ended 31 December 2008, we generated and sold a total of 11,455 GWh in Mexico, with an average capacity utilisation (or load factor) of 58.3%.

Puerto Rico

EcoEléctrica. We have been present in Puerto Rico since October 2003, when we purchased Enron’s stake in the EcoEléctrica complex, which included a 47.5% indirect interest in EcoEléctrica and a tolling services agreement, for an aggregate purchase price of $177 million. Our 47.5% indirect interest in EcoEléctrica is held through Buenergía Gas & Power, Ltd. (“Buenergia”), in which Gas Natural Electricidad SDG, S.A. (“GNE”) holds a 95% shareholding, with a subsidiary of the General Electric group, Project Finance XI group (“PFXI”), holding the remaining 5%. PFXI also holds preference shares in the capital of Buenergia, which confer on PFXI a preferential right to dividend payments by Buenergia through a share buyback mechanism. The tolling services agreement dated 31 October 1997, which was assigned to us as of 30 October 2003, grants members of our Group the exclusive right, subject to certain conditions, to use any surplus regasification capacity at the EcoEléctrica complex until its expiry in 2025 subject to the payment of a fee to EcoEléctrica. This right also extends to any future capacity expansions at the complex.

In May 2007, we signed a contract with the Puerto Rico Electric Power Authority (“PREPA”), pursuant to which we have agreed to provide regasification services for a volume of 0.7 billion cubic metres/year. This will be used to generate electricity at the electricity power plant of Aguirre, which is to change over to natural gas in the coming months. The process of obtaining approval to increase the regasification capacity of the plant is at an advanced stage, with approval expected to be granted in the second quarter of 2009.

Installed capacity. The EcoEléctrica complex, which is the only one of its type on the island, comprises a 542 MW CCGT plant (of which 271 MW are attributable to us), a regasification plant with a capacity of 115,000 cubic metres per hour and a 160,000 cubic metres storage tank. The EcoEléctrica complex is located in Peñuelas, in the south of the island, and produced approximately 15% of the total electricity consumption on the island in 2007, as reported by PREPA in June 2008.

Electricity generation. During the year ended 31 December 2008, the EcoEléctrica complex generated 3,732 GWh of electricity sales, of which 1,866 GWh was attributable to us applying proportionate consolidation. This constitutes a 8.2% increase in gross electricity production, compared with 3,450 GWh generated in 2007, and represents an average capacity utilisation of 83.8%, compared with 77.7% in 2007.

Upstream & Midstream

Our Upstream & Midstream segment includes the development of integrated LNG projects, the exploration and production of natural gas, as well as the transportation of LNG by sea, the operation of parts of the Europe-Maghreb gas pipeline and natural gas storage.

The following table shows certain key operating statistics for our Upstream & Midstream activities for the years ended 31 December 2008, 2007 and 2006. For information regarding the presentation of financial information for 2006, see “Presentation of Financial Information” above.

	Year ended 31 December
Key operating statistics	2008	% change 2007-2008	2007	% change 2006-2007	2006
Gas transportation/EMPL (GWh)	133,497	7.5	124,150	(4.1)	129,499
Portugal-Morocco	34,926	24.3	28,094	(2.6)	28,838
Gas Natural(1)	98,571	2.6	96,056	(4.6)	100,661
Total sales (€ in millions)	284	9.6	259	(9.9)	285
Tangible investments (€ in millions)	21	(85.9)	149	109.2	36

Note:

(1)	Reflects our share of total gas transported through the Europe-Maghreb pipeline for each of the periods indicated, applying the proportionate consolidation method. We hold a 72.6% shareholding in Europe—Maghreb Pipeline Ltd., which owns the exclusive right to operate parts of the pipeline, with the remaining 27.4% held by Galp Gás Natural, S.A. (formerly called Transgás—Sociedade Portuguesa de Gás Natural, S.A.), a Portuguese gas transportation company. See “—Midstream—Europe-Maghreb pipeline”.

Upstream

Our Upstream operations principally include the execution and development of hydrocarbon exploration and production, which is generally aimed at commercialising the natural gas obtained, particularly in liquefied form. We often carry out these activities in collaboration with one of our principal shareholders, Repsol YPF, and/or other partners and frequently work together with government agencies in the country in which we are carrying out our Upstream activities.

Framework agreement with Repsol YPF

In April 2005, we entered into a framework agreement with Repsol YPF, pursuant to which we agreed to cooperate in the areas of exploration, production and liquefaction of natural gas. The agreement, which has an initial term of ten years, provides for joint collaboration to identify attractive opportunities in the Upstream business and grants each company the opportunity to participate in the other company’s current and future Upstream projects, with ownership of project companies generally split 60% (Repsol YPF) and 40% (our Company). As of 31 December 2008, we had commenced work on five projects with Repsol YPF and we continue to evaluate new investment possibilities. Under the framework agreement, we also agreed with Repsol YPF to implement a participation agreement in relation to the trading, transportation, regasification and wholesale of natural gas for an initial 10-year term.

Current projects

Our main Upstream projects as of the date of this offering memorandum include:

•

Angola: We and Repsol YPF, in consortium with certain other companies, signed a partnership agreement to develop an integrated gas project in Angola. To this end, a joint venture company, Gas Natural West Africa, S.A. (owned jointly by Repsol YPF and our Company, as to 60% and 40%, respectively) was incorporated to manage the project. We are currently evaluating the relevant gas reserves before we make an investment decision in relation to the development of LNG, and the first exploratory operations are due to take place this year.

•

Italy: In 2004, we filed an application with the Italian Ministry for Economic Development for permission to develop two regasification plants in Italy, one in Trieste in northern Italy and the other in Taranto, in southern Italy. Both projects continue to progress through the permit application processes at both regional and national level. The Trieste plant was granted approval by the Environmental Commission of the Italian Environment Ministry on 20 June 2008, and approval of the proposed Taranto plant is, as of the date of this offering memorandum, pending.

We consider that the development of these projects will assist in the diversification of sources of supply to ensure a constant and reliable supply, which is one of the stated energy objectives of the Italian government.

•

Spain: We carry out various activities in Spain through our wholly-owned subsidiary Petroleum Oil and Gas España, S.A. These activities are predominantly based in the Guadalquivir valley, where we have exploration permits and exploitation concessions, and we have begun to evaluate other permits in Asturias, Navarre and Catalonia. We are also involved in various exploration projects with Repsol YPF off the coasts of Malaga and Tarragona.

•	Algeria: A consortium led by Repsol YPF and our Company is currently developing an exploration project in the area of Gassi Chergui Ouest.

•	Morocco: Over the course of this year, we expect to commence an off-shore exploration project in Tanger-Larache, in collaboration with Repsol YPF.

Midstream

Our Midstream operations principally include the transportation of natural gas by sea and through international pipelines, as well as the storage of natural gas.

Stream joint venture

On 14 July 2005, we entered into a joint venture agreement with Repsol YPF for the joint development of our respective Midstream businesses. To this end, we created a joint venture vehicle, Repsol-Gas Natural LNG, S.L. (“Stream”), in which Repsol YPF and our Company each have a 50% interest. We have the right to appoint the chief executive officer of Stream, while the chairman is appointed alternately by Repsol YPF and our Company.

Our agreement with Repsol YPF in relation to the Stream joint venture provides for the joint development of diverse regasification projects, with our Company acting as operator of the regasification plants and Stream receiving the regasification rights associated with such plants. Through these and other arrangements, Stream has a diverse gas supply portfolio that, we believe, allows it to participate in trading opportunities worldwide.

Maritime transportation

Our LNG tanker fleet and the LNG tanker fleet of Repsol YPF is managed through Stream.

As part of the plan to renew our LNG tanker fleet, and following the addition of the 138,114 cubic metre Sestao Knutsen tanker to the fleet in November 2007, we terminated our lease of the 40,000 cubic metre Laietà tanker, which had been a part of the fleet since 1969. As of the date of this offering memorandum, our LNG tanker fleet comprises 11 tankers, with a total capacity of 1,223,958 cubic metres. These vessels, which principally operate out of ports in Libya, Nigeria, Trinidad and Tobago and Qatar deliver LNG to regasification plants in Spain and other areas around the world.

Europe-Maghreb pipeline

We own a 72.6% interest in Europe—Maghreb Pipeline Ltd. (“EMPL”) through our wholly-owned subsidiary Sagane, S.A. with the remaining 27.4% of EMPL held by Galp Gás Natural, S.A. (formerly called Transgás—Sociedade Portuguesa de Gás Natural, S.A.), a Portuguese gas transportation company, which uses part of the capacity of the Europe-Maghreb pipeline to meet the natural gas needs of Portugal.

In connection with two natural gas purchase contracts entered into with the Algerian state oil and gas company Sonatrach (Société Nationale pour la Recherche, la Production, le Transport, la Transformation, et la Commercialisation des Hydrocarbures s.p.a.), EMPL undertook to construct, finance and operate certain parts of the Europe-Maghreb pipeline, namely 540 km of pipeline located in Morocco and 45 km of pipeline which crosses the Strait of Gibraltar to connect with the Spanish gas transportation system.

In addition, we own 72.3% of Metragaz, a Moroccan company that, through its control centre for management of the pipeline, is responsible for the operation and maintenance of the 540 km onshore pipeline in Morocco, 27 km of the offshore sections of the pipeline, two compression stations and four maintenance centres located in Âïn Bénimathar, Taza, Ouezzane and Tangiers.

The gas transportation activity conducted in Morocco through EMPL and Metragaz represented a total of 133,497 GWh in the year ended 31 December 2008, an increase of 7.5% compared to 2007. Growth in sales in Spain and an increase in the volume of gas transported to Portugal have, among other things, allowed a considerable increase in the utilisation of the Europe-Maghreb pipeline.

Gas storage

On 10 April 2008, the first auction for underground storage capacity, organised by OMEL under the supervision of the CNE, took place in respect of 1,518 GWh for the period 1 April 2008 through 31 March 2009. We were awarded 1,209 GWh (or 79.6%) of the total auctioned capacity, which is in line with our strategic objectives for commercialisation to the commercial/domestic market. In addition, we have entered into various agreements for the purchase of underground storage capacity at regulated prices with owners of underground storage installations.

Wholesale & Retail

Our Wholesale & Retail activities include gas procurement and commercialisation in Spain and other countries, and the commercialisation of other products and services related to gas sales in the deregulated market.

Until 30 June 2008, we supplied gas to the Spanish gas transportation company Enagás, for onward distribution by gas distributors (including members of our Group) to tariff-based domestic consumers. Until that date, Enagás was responsible for the supply of gas through the transportation network to distributors in the regulated market and for inventory management of Spain’s gas reserves. Enagás owns the substantial majority of gas transportation and storage infrastructure in Spain and these facilities principally comprise three coastal terminals for the receipt, storage and regasification of LNG, a network of high-pressure pipelines for bulk transmission of gas and two underground gas storage facilities. The cross-border Lacq-Calahorra and Europe-Maghreb pipelines link gas fields in Norway and Algeria, respectively, with the high-pressure transmission network of Enagás in Spain.

With the abolition of the regulated market in Spain on 30 June 2008, Enagás ceased to provide gas supply services and all natural gas in Spain is now supplied to domestic consumers by commercialisers. Certain domestic consumers that did not exercise their right to freely select a gas supplier on or before 30 June 2008 are presently being supplied by designated commercialisers at the so-called ‘last resort’ tariffs, which are capped at a maximum level established by the Spanish government.

The following table shows certain key operating statistics for our Wholesale & Retail activities as of and for the years ended 31 December 2008, 2007 and 2006. For information regarding the presentation of financial information for 2006, see “Presentation of Financial Information” above.

Key operating statistics	As of and for the year ended 31 December
	2008	% change 2007-2008	2007	% change 2006-2007	2006
Gas supply (GWh):	292,629	—	292,730	(0.6)	294,451
Multi-product contracts	2,119,631	11.3	1,904,663	(10.9)	2,137,135
Contracts per customer	1.39	1.5	1.37	(4.2)	1.43
Total net sales (€ in millions)(1)	8,220	46.1	6,037	(3.4)	6,346
Tangible investments (€ in millions)	12	(14.3)	14	5.8	14

Note:

(1)	Net of inter-segmental eliminations. See Note 4 to our Audited Consolidated Annual Accounts.

The total sales of our Wholesale & Retail segment for the year ended 31 December 2008, increased by €2,183 million (or 36.2%) to €8,220 million, notwithstanding that gas supply, measured in GWh, remained stable at 292,629 GWh in 2008 and 292,730 GWh in 2007 attributable to a fall in demand in Spain which was compensated by increased demand in other markets.

Gas procurement

Spain does not have readily accessible natural gas reserves and therefore almost all of the gas it consumes is imported (source: Enagás, Preliminary Report 2008). As a result, diversification of sources of supply is necessary to ensure a constant and reliable supply and to avoid excessive dependence on a single country or company for such supply. Under Spanish regulations, imports of natural gas from a single one country may not exceed 60% of the total natural gas imported into Spain and gas operators are required to maintain minimum reserves amounting to 20 days’ of sales to transportation companies and commercialisers. In contrast to other countries, Spain imports large quantities of LNG, and during 2008, LNG accounted for 72.5% of Spain’s total gas imports (source: Enagás Preliminary Report 2008).

We purchase the majority of our natural gas through LNG contracts for supply from Nigeria, the Persian Gulf, Libya and Trinidad and Tobago. We also purchase natural gas from Algeria, through the Europe-Maghreb pipeline and, to a lesser extent, Norwegian reserves. As of 31 December 2008, we had contracts in place for an annual supply of 23.5 billion cubic metres of natural gas, and we seek to cover any additional supply needs via purchases in the ‘spot’ market. Our three main suppliers of natural gas accounted for approximately 70% of our total gas purchases during the year ended 31 December 2008.

In order to meet expected demand over the medium and long term in the Spanish market, we enter into long-term purchase contracts with companies in producing countries, the majority of which contain ‘take-or-pay’

clauses (see “Risk Factors—Risks Related to Our Business—Pursuant to our ‘take-or-pay’ contracts, we may have to purchase an amount of natural gas that is greater than our operational needs”). Under these clauses, which are standard in the gas industry, the buyer is required to pay the seller the value of a minimum amount of gas during a specified period of time, irrespective of whether the buyer takes delivery of such amount.

As is common in the gas industry, the price we pay for gas under these contracts is calculated on the basis of complex formulas incorporating variables based upon current market prices of certain energy products, particularly oil products, with prices being automatically recalculated periodically, usually monthly or quarterly.

Commercialisation

Deregulation. From 1 January 2003, all gas and electricity consumers in Spain were given the right by law, regardless of the volume of their gas or electricity consumption, to freely choose their supplier in the deregulated market. On 1 July 2008, the deregulation of the Spanish gas market was completed with the elimination of the regulated tariff-based supply from natural gas distributors. All natural gas in Spain is now supplied to domestic consumers by commercialisers.

Multi-product contracts. Contracting in the deregulated market requires the interested parties to negotiate the conditions and prices of supply under the contracts. We design and propose offers to supply a combination of products and services to potential customers, taking into account their specific needs in order to make the most suitable offer in each case. Our portfolio of products and services includes the supply of gas, electricity or both, different types of energy advice services and alternative billing methods. As of 31 December 2008, we had 2,119,631 multi-product contracts in place, an increase of 11.3% compared with the prior year, and an average of 1.39 contracts per customer, an increase of 1.5% compared with 2007.

Gas sales. Of the total volume of gas sold by us in 2008, 239,090 GWh (or 81.7%) was supplied to the Spanish market and 53,539 GWh (or 18.3%) was supplied internationally. As a percentage of our total gas sales in Spain, sales to the deregulated market and regulated accounted for 92.7% and 7.3%, respectively, while intra-group sales for commercialisation and supplies to third parties represented 85.0% and 15.0%, respectively, of our sales to the deregulated market. Our purchases of gas in Latin America are excluded from these calculations since the gas is generally supplied locally.

The volume of gas sold by us to the deregulated market amounted to 221,707 GWh for the year ended 31 December 2008, compared with 200,542 GWh in the prior year. This 10.6% increase was principally attributable to the continued migration of customers from the regulated market to the deregulated market during the first half of the year and the cessation of the regulated market on 30 June 2008. In 2007, the volume of gas sold by us to the deregulated market was 200,542 GWh, an increase of 4.1% compared with 192,732 GWh in 2006. This increase was mainly as a consequence of the migration of tariff-based customers to the deregulated market. 2008 also saw a general increase in natural gas sales in Spain, from 407,837 GWh in 2007 to 448,868 GWh in 2008 (source: Sedigas Preliminary Statistical Report 2008), which was largely due to higher gas consumption for power generation by CCGTs, resulting from decreased output from hydroelectric plants caused by lower-than-average rainfall during the period and an increase in carbon prices, which inflated the costs of power generation using fossil fuels.

The following table presents a breakdown, by customer, of the total volume of gas commercialised by us for each of the years ended 31 December 2008, 2007 and 2006:

	Year ended 31 December
Activity	2008		% change 2007-2008	2007	% change 2006-2007	2006
	(GWh)
Spain:	239,090		(2.6)	245,566	(2.3)	251,410

—Deregulated Spanish market	221,707		10.6	200,542	4.1	192,732
—Sales to Enagás for regulated Spanish market	17,383	(1)	(61.4)	45,024	(23.3)	58,678
—Commercialisation by our Group	189,492		13.2	167,389	4.2	160,624
—Supplies to third parties	32,215		(2.8)	33,153	3.3	32,108

Outside Spain:	53,539		13.5	47,164	9.6	43,041

—Supplies	45,946		12.9	40,708	29.3	31,476
—Commercialisation in Europe	7,593		17.6	6,456	(44.2)	11,565

Total sales	292,629		—	292,730	(0.6)	294,451

Note:

(1)	The figure given for the year ended 31 December 2008 for gas supply to the regulated Spanish market includes only the volume of gas we supplied during the six months ended 30 June 2008, the date on which the regulated market was abolished.

France

In December 2004, following the progressive deregulation of the domestic energy market that had begun in 2000, we obtained a licence from the French authorities to commence the commercialisation of natural gas in France through our subsidiary Gas Natural Commercialisation. During 2008, we commercialised 7,517 GWh of natural gas in France, an increase of 25% compared to the previous year. This increase was mainly attributable to the entry into service of a new source of supply for Gas Natural Commercialisation in the South of France through the international connection of the Larrau gas pipeline.

Energy management

We also carry out energy management activities in Spain. Energy management is a service we offer to our wholesale customers to provide heating, hot water and climate control in hotels, hospitals, office blocks, sports centres and residential developments, among others. Our services are provided during the construction phase, where we provide technical and economic assistance, through to the operation and continued maintenance of the building in question. In addition, we are also able to offer a basic energy supply through our LNG plants to properties that do not have nearby access to the gas distribution network. We have also incorporated medium- and low-capacity cogeneration within our energy management activities, as well as the management of renewable energy sources (such as solar energy).

Through the use of remote management systems, we are able to respond rapidly to incidents affecting energy management systems we have installed and to actively manage the energy efficiencies offered by such systems.

Automotive natural gas

In the automotive natural gas business, we carry out integral management of the facilities which supply natural gas as a fuel for vehicles, particularly in the public sector. We principally conduct this line of business in Latin America and Italy, where the use of automotive natural gas is already well established, and we are taking steps to promote the use of natural gas as an automotive fuel in Spain, in both the public and private sectors, under our “gn auto” brand.

Through our “gn auto” business line, we undertake end-to-end management of the process from construction of natural gas service stations (including capital investment and subsequent operation and maintenance) to the supply of compressed natural gas, with a view to maximising the availability of such service stations As of the date of this offering memorandum, we have a number of projects ongoing or under development.

Gas Natural is a founding member of the National Gas Vehicle Association Europe (“NGVA Europe”), which was created to represent the vehicular natural gas industry and to promote the use of gas as an automotive fuel in Europe and the homogeneous adoption and evolution of the technology throughout Europe.

Other

In addition to gas and electricity sales, we have agreements with third parties, principally through our subsidiary Gas Natural Servicios SDG, S.A., to provide additional services to our customers. As of 31 December 2008, we had a portfolio of 1,411,271 contracts for the maintenance of natural gas installations, 56,319 contracts for the maintenance of air conditioning equipment and electric installations and 209,330 contracts for the provision of home assistance services.

Fibre optics

Since 1999, under a licence granted by the Spanish Telecommunications Market Commission (Comisión del Mercado de las Telecomunicaciones), we rent wholesale dark fibre optic cable to Enagás and certain major telecommunications operators in Spain. As of 31 December 2008, we rented 7,569 km of fibre optic cable to Enagás and such telecommunications operators, generating revenues of €36 million during the year then ended (a 12.0% increase compared with 2007). Our fibre optic network is also used to manage the telecommunications of our Company and that of two of our principal shareholders, Criteria CaixaCorp and Repsol YPF.

Property, plant and equipment

We own or lease various properties, plants and facilities around the world, primarily in Europe (Spain, Italy and, to a lesser extent, France), Latin America (Argentina, Brazil, Colombia and Mexico) and Puerto Rico.

The equipment we own is composed mainly of equipment for the distribution of gas in Spain, Latin America, Italy and, to a lesser extent, France, the generation of electricity in Spain, Mexico and Puerto Rico and fibre optic equipment in Spain. See “—Gas Distribution—Latin America”, “—Electricity” and “Related Party Transactions”.

The table below presents a breakdown of the value of our material assets as of and for the years ended 31 December 2008, 2007 and 2006. For information regarding the presentation of financial information for 2006, see “Presentation of Financial Information” above.

Material Fixed Assets	As of 31 December
	2008	2007	2006
	(€ in millions)
Gross value
Land and buildings	248	249	220
Finance leases for LNG tankers	433	433	352
Gas installations	9,208	8,760	8,164
CCGT plants	3,001	2,873	1,492
Wind farms	429	416	379
Exploration and development	123	112	116
Other fixed assets	475	594	486
Fixed assets under construction	763	461	623

Total gross cost	14,680	13,898	11,832

Amortisation costs
Buildings	(71)	(68)	(62)
Finance leases for LNG tankers	(66)	(51)	(39)
Gas installations	(3,757)	(3,454)	(3,110)
CCGT plants	(388)	(226)	(170)
Wind farms	(100)	(71)	(54)
Exploration and development	(46)	(42)	(37)
Other fixed assets	(264)	(281)	(254)

Total amortisation costs	(4,692)	(4,193)	(3,726)

Total net value	9,988	9,705	8,106

Gas distribution

The table below presents the total kilometres of gas distribution pipeline that we owned and operated as of 31 December 2008, 2007 and 2006.

Distribution network	As of 31 December(1)
	2008	2007	2006
	(km)
Europe:	54,099	50,204	46,376

—Spain	48,578	45,429	42,364
—Italy	5,521	4,775	4,012
Latin America:	61,196	59,555	58,152

—Argentina	22,360	21,855	21,486
—Brazil	5,881	5,635	5,387
—Colombia	17,052	16,555	16,050
—Mexico	15,903	15,510	15,229

Total	115,295	109,759	104,528

Note:

(1)	The figures given for our distribution network include all of the members of our Group and we attribute the distribution network of such members in accordance with the method of consolidation used. Accordingly, where we hold more than 50%, but less than 100%, of the share capital of a subsidiary, we would generally attribute all of the distribution network of that subsidiary to our Group.

The table below presents the net value of our gas installations as of 31 December 2008, 2007 and 2006.

Gas installations	As of 31 December
	2008	2007	2006
	(€ in millions)
Europe	3,836	3,678	3,530
Latin America	1,020	1,132	1,126
Italy	595	496	398

Total net value	5,451	5,306	5,054

Electricity

Our total property, plant and equipment in the electricity segment has increased significantly in recent years as a result of the construction of CCGT plants in Spain, the acquisition of CCGT plants in Mexico in 2007 and the acquisition of certain wind farm operations. During the financial period under discussion in this offering memorandum, our total installed capacity in operation has increased from 3,440 MW at 1 January 2006 to 6,495 MW at 31 December 2008, and, as of the date of this offering memorandum, we have a further 1,200 MW of installed capacity under construction and a further 800 MW in the regulatory approval processes (in each case, excluding electricity generation projects of the Unión Fenosa Group). See “—Electricity”.

The table below presents a breakdown, by country and type of electricity generation, of our installed capacity in operation and under construction as of 31 December 2008, 2007 and 2006.

Installed capacity(1)	As of 31 December
	2008	2007	2006
	(MW)
CCGT plants:	6,104	6,104	3,071
—Spain	3,600	3,600	2,800
—Puerto Rico	271	271	271
—Mexico	2,233	2,233	—	(2)
Wind farms:	363	363	247
Cogeneration plants:	28	17	22

Total installed capacity (in operation)	6,495	6,484	3,440

Notes:

(1)	Installed capacity includes all of the members of our Group and we attribute the installed capacity of such members in accordance with the method of consolidation used. Accordingly, where we hold more than 50%, but less than 100%, of the share capital of a subsidiary, we would generally attribute all of the installed capacity of that subsidiary to our Group.

(2)	We acquired our CCGT plants in Mexico in 2007 and, accordingly, we had no installed capacity in Mexico in 2006.

The table below presents the net value of our CCGT plants as of 31 December 2008, 2007 and 2006.

CCGT plants	As of 31 December
	2008	2007	2006
	(€ in millions)
Europe	1,499	1,554	1,191
Mexico	1,005	982	—
Puerto Rico	109	111	131

Total net value	2,613	2,647	1,322

Following our acquisition of Unión Fenosa, our total property, plant and equipment in the Electricity segment will increase significantly including the acquisition of electricity generation assets in Australia, Costa Rica, Dominican Republic, Kenya and Panama, where our Group has not historically operated in the electricity sector. See “Our Acquisition of Unión Fenosa”.

Insurance

In line with industry practice, we insure our assets and activities worldwide. Among the risks insured are damage to property, business interruption and civil liability to third parties arising in connection with our operations. Our insurance policies also include indemnification limits and deductibles. While we consider our level of insurance coverage to be, in general, appropriate for the risks inherent in our business, our financial condition and results of operations may be adversely affected to the extent any losses we suffer are uninsured, exceed the applicable limitations under our insurance policies or are subject to deductibles or to the extent the premiums we pay in respect of such policies are increased as a result of insurance claims filed by us.

We have our own reinsurance company, Natural Re, S.A., which is completely integrated within our risk management function and acts as a centralised global operations tool, providing coverage against the insurable risks we face. Natural Re, S.A. also assists us in the consistent implementation of our insurance strategy across the various regulatory regimes applicable in the countries in which we operate.

During the year ended 31 December 2008, our expenses related to contributions to insurance premiums amounted to €39.5 million, compared with €35.3 million and €31.4 million for 2007 and 2006, respectively.

Research and Development

We dedicate substantial time, effort and resources to research and development with a view to optimising our use of resources, developing new technologies and keeping apace of technological innovations in the sectors in which we operate. Our research and development focuses mainly on safety in the transportation of natural gas, methods of reducing environmental impact, the development of new technologies for the distribution of gas and the development of new applications for natural gas. Our spend on research and development totalled €6.7 million, €4.9 million and €7.8 million in the years ended 31 December 2008, 2007 and 2006, respectively.

We participate in sector-wide and company associations, both international and domestic, and we believe that, as a result of our collaboration with such associations, we are better able to stay abreast of technical and other innovations in our sectors. Our research and development team also works in cooperation with the Gas Natural Foundation (see “—Corporate Social Responsibility”) in the promotion of natural gas as an alternative fuel to reduce environmental impact.

Corporate Social Responsibility

Through our affiliate, the Gas Natural Foundation (Fundación Gas Natural), we carry out certain activities aimed at raising environmental awareness in Spain, and we do so in collaboration with the Ministry of the Environment and most of the autonomous regions in Spain, as well as in the countries in which we have a presence, focusing on the specific needs of each country.

In addition, our Energy Training Centre conducts training activities aimed at complementing the mandatory training of professionals, while our Gas History Centre works to conserve, and inform the public about, the cultural and historical heritage of the gas sector.

Intellectual Property

The conduct of our business does not, in our view, depend on our ownership of patents. Our most relevant registered trademarks are “Gas Natural” and our butterfly logo, and we do not consider our other trademarks to be material to our operations. As of the date of this offering memorandum, we hold 711 registered trademarks, of which 14 are the subject of opposition or dispute, and we are currently filing for the registration of a further 29 trademarks.

Employees

During the year ended, 31 December 2008, we maintained an average number of full-time equivalent employees of 6,932 people. 3,811, or 55.0%, of our workforce was employed in Spain.

We do not believe that there currently exists any material labour dispute, other than disputes within the normal course of business.

Legal Proceedings

The natural gas sector has, in recent years, become more litigious as a result of higher oil prices and increased competition in the deregulated market, among other factors, and we and other members of our Group may, from time to time, be party to judicial, arbitration and regulatory proceedings arising in the normal course of business and otherwise. An unfavourable outcome (including an out-of-court settlement) in one or more of these proceedings could have a negative effect on our financial condition and results of operations.

We provision for legal claims when payments associated with the claims become probable and can be reasonably estimated for the purposes of our consolidated financial statements. Our management believes that the provisions recorded on our balance sheet as of 31 December 2008 are appropriate and adequate based on the information currently available and does not anticipate additional liabilities to result from legal claims in excess of those provisioned. However, due to the uncertainties inherent in legal proceedings, the actual cost of resolving pending and future legal claims against us may differ, perhaps significantly, from the amounts we provision from time to time.

Below is a summary of certain legal and arbitration proceedings to which we are currently a party.

Sonatrach supply agreements

We are a party to certain agreements with the Algerian state-owned energy company Sonatrach, pursuant to which Sonatrach has agreed to supply us with natural gas. After an exchange of correspondence in relation to differences in the interpretation of certain clauses in these contracts, Sonatrach commenced international arbitration proceedings, seeking a modification to the agreements (including, in particular, the pricing formula) and demanding an increase in the prices to be paid by us under such agreements. We are opposing Sonatrach’s claim and have filed a counter-claim seeking a decrease in such prices. The exact value of Sonatrach’s claim and our counter-claim is dependent on the evolution of oil prices in the market and, therefore, subject to change. We expect that an arbitration award in relation to these claims will be made no earlier than 2010.

Gassi Touil Project

In 2004, following an international tender process conducted by Sonatrach, the Algerian government awarded a concession to our Company and Repsol YPF for the exploration, production and commercialisation of LNG in the region of Gassi Touil in Eastern Algeria. On 13 August 2007, Sonatrach notified our Company and Repsol YPF of its decision to terminate the contract related to the Gassi Touil project following a decision by the Algerian government to assume exclusive control of the exploitation of its natural gas reserves. The consortium for the Gassi Touil Project is owned by Repsol YPF and our Company as to 60% and 40%, respectively.

Sonatrach has commenced international arbitration proceedings seeking confirmation that its termination of the contract was lawful. The three parties to the dispute requested the provisional transfer to Sonatrach of the activities to be carried out under the contract pending resolution of the arbitration proceedings. The arbitration court agreed to this request and established the terms for the provisional transfer, with the economic consequences of the transfer to be determined in the final arbitration award. As of the date of this offering memorandum, all three companies have filed their respective claims, with Sonatrach seeking $800 million in damages. Our joint counter-claim with Repsol YPF is in respect of damages in a total amount of $2,400 million. The arbitration proceedings are currently at the conclusive stage and we expect the arbitration award to be made during the course of 2009. We do not believe that an adverse outcome in these proceedings would have a material adverse impact on our financial condition or results of operations, although, given the inherent uncertainties, we can give no assurance to that effect.

Supply agreement with Iberdrola

As a result of differences in the interpretation of certain clauses of a gas supply agreement between our Company and Iberdrola, S.A., we have filed for arbitration, with Iberdrola subsequently filing a counter-claim. The arbitration proceedings are in their initial stage and, as of the date of this offering memorandum, no value for either claim has been set. In addition, the proceedings have been suspended for a period of 90 days, during which period the parties are seeking to reach agreement. We expect that an arbitration award in relation to these claims, absent any such agreement, would be made no earlier than 2010.

Spanish tax claims

Pursuant to various tax audits in respect of tax years 1990 to 2002, the Spanish Tax Inspectorate (Inspección Tributaria) has questioned the validity of certain deductions on export activities (Deducción por Actividades de Exportación) applied by us and the corresponding tax assessments were signed without agreement between our Company and the Tax Inspectorate. As of 31 December 2008, the total disputed amount in relation to these assessments is €201 million and we have appealed against a claim for payment of such amount before the Spanish High Court (Audiencia Nacional) and the Spanish Supreme Court (Tribunal Supremo). We do not believe that an adverse outcome in these proceedings would have a material adverse impact on our financial condition or results of operations.

Argentinean tax claims

We are a defendant to various claims brought by the Argentinean tax authorities in a total amount of 229 million Argentinean pesos in relation to the tax treatment of capital gains arising from transfers of third-party distribution networks to our subsidiary Gas Natural BAN, during the period 1993 to 2001. We have contested these claims and believe we will receive a favourable judgment. In 2007, the Argentinean National Court of Appeal (Cámara Nacional de Apelaciones) determined that the ruling of the Argentinean Federal Tax Authority (Administración Federal de Ingresos Públicos, AFIP) in relation to the period 1993 to 1997, pursuant to which the alleged tax payment was claimed, was void and that no fines were payable. The ruling of the Court of Appeal has been appealed before the Argentinean Supreme Court (Corte Suprema de Justicia).

Brazilian tax claims

In September 2005, the Rio de Janeiro Tax Authority (Administración Tributaria de Río de Janeiro) disapplied its prior recognition of tax credits for PIS (Programme for Social Integration) and COFINS (Contribution for the Financing of Social Security) contributions on sales, which were paid by our Brazilian subsidiary CEG, although it had previously recognised such tax credits in April 2003. The Brazilian administrative court confirmed the Tax Authority’s latest ruling in March 2007 and CEG launched an appeal before the Federal Court of Rio de Janeiro (Justicia Federal do Rio de Janeiro), which appeal is currently pending. On 26 January 2009, we were informed of the commencement of a public civil action against CEG on the same grounds. We believe the claims against CEG have no basis and, consequently, do not anticipate that these proceedings would have a material adverse effect on our financial condition or results of operations. As of 31 December 2008, the total disputed amount in relation to these matters was 257 million Brazilian reais.

Investment and customer coverage commitments in Mexico

In compliance with the terms of the tender for distribution permits in respect of Toluca, Distrito Federal, Bajío and Bajío Norte, we provided certain guarantees in a total amount of $23 million in guarantee of compliance with certain commitments in relation to customer coverage and investment amounts. At the end of the initial period of the tender process, such commitments had not been entirely fulfilled as a result of, in our view, the occurrence of force majeure events, such as the delay attributable to third parties in the construction of transport infrastructure, as well as difficulties encountered in obtaining the municipal licences to carry out gas canalisation works. We have filed the relevant appeals against payment claims under the guarantees with the Mexican federal courts, basing our arguments on the occurrence of force majeure events. Our obligation to make payment under the guarantees has been suspended pending resolution of the proceedings.

Tejas Gas de Toluca arbitration

The Mexican company, Tejas Gas de Toluca S. de R.L. de C.V. (“Gas de Toluca”) commenced international arbitration proceedings against one of our subsidiaries, Gas Natural México, and Gas y Petroquímica Básica (“Pemex Gas”). Gas de Toluca provides transportation services to Pemex Gas and our Company in the Toluca region and is claiming outstanding payments under the relevant service agreement on the basis of its interpretation of such agreement. The total amount of the claim is not yet known, but we estimate that the total value of the claim should not exceed 121 million Mexican pesos as of 31 December 2008. The legal proceedings in relation to this matter are currently ongoing and we expect that an arbitration award will be made during 2009.

Please refer to Note 32 to our audited consolidated annual accounts as of and for the year ended 31 December 2008 and Note 36 to our audited consolidated annual accounts as of and for each of the years ended 31 December 2007 and 2006, which are included elsewhere in this offering memorandum, for further information on the main judicial, arbitration and regulatory proceedings involving members of our Group at each balance sheet date.

Environmental Matters

We and our operating subsidiaries are subject to extensive environmental regulations, which, among other things, require us to perform environmental impact studies on future projects, to obtain and comply with the necessary authorisations, licences and permits and to comply with certain other regulatory requirements. Among others, we are subject to the risks that:

•	our environmental impact studies may not be approved by governmental authorities;

•	public opposition may result in delays or modifications to any proposed project; and

•	laws or regulations may change or be interpreted in a manner that increases the burden and/or cost of compliance.

In recent years, statutory environmental requirements have generally become more onerous in the countries where we operate. Although we believe we have been making the necessary investments to comply with this legislation, we may nevertheless be required to make significant further investments to ensure continued compliance. Changes in environmental regulations could also increase the costs of bringing our CCGT plants into operation.

In addition, since 2002, certain European directives have been implemented into Spanish law that have affected our electricity generation activities by limiting emissions of atmospheric pollutants from large-scale power plants. Pursuant to Spain’s Second National Assignment Plan for Emission Rights (Segundo Plan Nacional de Asignación de Derechos de Emisión), our Group has been assigned an average of 3,549,863 CO2 emission rights (with each right corresponding to one metric tonne of CO2-equivalent) for each year during the ‘Phase II’ period from 2008 to 2012. Our forecast emissions for Phase II are expected to exceed our quota of emission rights for the period and, in 2008, we acquired additional emission rights in the market for a total amount of €60 million (representing 3,464 million tonnes of emission rights) to cover our annual shortfall. We anticipate that during the remainder of Phase II we will continue to be a net purchaser of emission rights to cover the actual emissions from our CCGT plants in Spain but, as of the date of this offering memorandum, we are unable to estimate the total cost of such purchases.

For accounting purposes, the emission rights received without charge are recorded at their nominal value and the rights purchased in the market are recorded at their acquisition value. In the event we do not have sufficient rights to cover our actual emissions, we include an amount equal to the deficit as a provision, which amount comprises the rights acquired (at their acquisition cost) and the rights outstanding as of the relevant balance sheet date (at their reasonable estimated acquisition value).

Since 1 January 2005, emission rights have been traded on international electronic markets and ‘over-the-counter’ in bilateral deals negotiated through brokers. Market participants may also trade emission credits, which are awarded when a project is undertaken that reduces greenhouse gases, with each emission credit also representing one metric tonne of CO2-equivalent. Most of the trading in emission rights and emission credits is via future and forward contracts, where the price is fixed but the transfer of allowances and payment is deferred, but there is also a ‘spot’ market, with payment and exchange taking place immediately.

The prices for emission rights and credits are subject to fluctuation and have historically shown considerable volatility. Although we look to reduce our exposure to price movements by participating in the majority of the available markets, diversifying our purchases of emission rights, and by fixing the price for our future emission rights requirements through the use of future and forward contracts, we are nevertheless exposed to movements in the price of emission rights.

During the year ended 31 December 2008, our investments associated with compliance with environmental regulation and other environmental initiatives, other than amounts paid for the purchase of emission rights, totalled €46 million.

For certain risks relating to environmental matters, see “Risk Factors—Risks Related To Our Business—Our operations are subject to extensive environmental regulation”.

REGULATION

We are incorporated in Spain as a company with limited liability and, as such, we are governed by Spanish corporate law. In addition, as a company operating in regulated gas and electricity markets in Spain and certain other countries, we are subject to a significant body of specific regulatory measures.

We summarise below certain key features of the principal regulatory regimes under which we operate. This summary is intended only to give an introduction to such regimes and, as such, it is not intended to provide, and should not be construed as providing, an exhaustive description of all of the regulatory requirements to which we are subject in Spain or elsewhere.

Regulation of the Natural Gas Industry in Spain

The Spanish natural gas industry is governed by the provisions of the Hydrocarbons Sector Act, which was recently amended by Law 12/2007, of 2 July 2007 (“Law 12/2007”), and certain other statutes developing the Hydrocarbons Sector Act, such as Royal Decree 1434/2002, of 27 December 2002, and Royal Decree 949/2001, of 3 August 2001 (“RD 949/2001”), among others.

At national level, the Spanish government regulates the gas industry in Spain through the Ministry for Industry, Tourism and Trade (“MITC”), which is responsible for establishing strategic guidelines for the natural gas market and for establishing the economic remuneration for regulated activities. The CNE is the regulatory body assigned the task of ensuring the existence of effective competition in Spain’s energy systems, including the liquid and gaseous hydrocarbons markets, and the fair and transparent functioning of such systems for the benefit of market participants and consumers alike. The relevant local government authorities (Consejerías) of the Spanish autonomous regions (Comunidades Autónomas) are responsible for the development, as well as the execution of such regulatory framework.

Enagás acts as Technical System Operator (Gestor Técnico del Sistema) and is responsible for the proper functioning and coordination of the natural gas network. Pursuant to Law 12/2007, a person may not hold more than 5% of the share capital in Enagás, exercise more than 3% of the voting rights in Enagás (or more than 1% in the case of a person carrying out activities in the natural gas industry) and the aggregate interests of shareholders carrying out activities in the natural gas industry may not exceed 40% of the total share capital in Enagás.

At 31 December 2008, we held a 5% participation in the share capital of Enagás and pursuant to the undertakings presented by us to the CNC in relation to our acquisition of Unión Fenosa, we have agreed to dispose of such interest. See “Our Acquisition of Unión Fenosa”.

Main characteristics of the natural gas industry in Spain

In general, the Spanish natural gas industry is determined by the following main characteristics:

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The sector comprises regulated activities, namely transportation of natural gas (including its regasification, storage and transportation as such) and distribution of natural gas, as well as unregulated activities, namely the production, procurement and supply of natural gas by commercialisers.

•	The natural gas industry is almost entirely dependent on external supplies of natural gas, which account for almost 99.9% of all natural gas supplied in Spain.

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Under the provisions of EU law (Directive 2003/55/EC and Directive 98/30/EC), the market for the supply of natural gas in Spain has been completely deregulated and since 1 January 2003, Spanish consumers have the right to freely choose their natural gas supplier. The deregulation process in Spain’s natural gas industry was further enhanced by the abolition, on 1 July 2008, of the regulated tariff-based system, under which natural gas had previously been supplied by distribution companies, and the subsequent requirement that all consumers participate in the deregulated market (although a ‘last resort’ tariff was maintained for consumers not exceeding a certain level of annual consumption).

Regulated and unregulated activities in the Spanish natural gas industry

The activities in the Spanish natural gas industry can be categorised into regulated and unregulated activities.

Regulated activities

Overview. The regulated activities in the natural gas sector can be characterised as follows.

Requirement for prior approval. Before a company may carry out regulated activities, it must first apply for regulatory approval. In order to obtain such approval, the applicant company must demonstrate that it has the legal, technical and economic capability to carry out such activity. Once obtained, the approval grants the applicant company a legal monopoly to carry out the relevant activity in a certain territory and to develop the necessary infrastructure.

Fixed levels of remuneration. The general provisions concerning remuneration for certain activities in the natural gas sector are contained in RD 949/2001, whereas the specific levels of remuneration to be received by market operators are set annually by means of ministerial order.

See “—Remuneration regime” below.

The economic framework underlying these activities aims to incentivise the ongoing development of the gas networks and to allow companies to recover capital investments made, as well as operational costs incurred.

Compliance with specific obligations. The carrying out of regulated activities in the natural gas sector is subject to the compliance by market participants with specific obligations aimed at ensuring competition in the commercialisation phase. The two main obligations require market participants to allow third parties access to transportation networks (including regasification and storage facilities) and distribution networks, and to carry out regulated and unregulated activities in separate legal entities.

The provisions of RD 949/2001 regulate the access of third parties to gas networks, stipulating who has a right to access, how an application must be made, what the applicable time periods are and the circumstances under which access may be refused, as well as the rights and obligations of the persons operating within the system. In exchange for granting access, the owners of the transportation and distribution networks are entitled to receive tolls and fees, the levels of which are set annually by means of ministerial order.

See “—Tolls and fees for third-party access to gas installations” below.

The law also establishes an obligation of functional separation, which implies not only a separation in accounting terms (to avoid cross-subsidisation and to increase transparency for the purposes of calculating tariffs, tolls and fees) and legal terms (by means of separate legal entities), but also an obligation that the subsidiary carrying out regulated activities operates independently of the group of companies to which it belongs.

Transportation. Transportation activities comprise the regasification, storage and transportation of natural gas through the high-pressure pipeline network.

Regasification. Natural gas is imported into Spain via pipelines (in gaseous form) and via tankers (in liquid form as LNG). The term regasification refers to the activity of converting LNG, which is stored in cryogenic storage tanks of regasification plants, into gaseous form and its introduction into the national gas transportation network.

Transportation. Once imported or produced and, if necessary, regasified, natural gas (in gaseous form) is injected into the high-pressure pipeline network. This network of high-pressure pipelines runs through most regions of Spain and brings natural gas to the distribution networks and large end consumers, such as power plants and industrial customers who are directly connected to the transportation network.

Enagás owns substantially all of the Spanish gas transportation network and receives approximately 90% of the total regulated remuneration associated with gas transportation, while certain of our Group companies together account for approximately 4% of the total remuneration.

Storage. Gas storage facilities, which are normally underground geological features, are necessary to ensure that there is a constant supply of natural gas to meet seasonal changes in demand and other peaks in demand. These facilities also serve to comply with the regulations requiring minimum levels of reserves to be maintained, as stipulated by Royal Decree 1716/2004, of 23 July 2004, as amended by 1766/2007, of 28 December 2007. Part of the underground storage facilities are exempt from the obligation to allow third-party access.

Distribution. Distribution refers to the delivery of natural gas from the high-pressure pipeline network to the end consumer through a network of medium- and low-pressure pipes.

Until 1 July 2008, distributors were required to supply gas to consumers under the tariff-based supply regime, thereby also operating in the retail markets. Since that date, distributors’ activities are limited to the management of distribution networks, with commercialisers acting as suppliers of ‘last resort’, where applicable.

Pursuant to the provisions of Royal Decree Law 5/2005, of 11 March 2005, the carrying out of distribution activities is subject to a regulatory approval regime that grants each distributor exclusivity over its area.

Unregulated activities

Procurement of natural gas. The procurement of natural gas in Spain is mainly carried out by gas importers, such as our Company, by means of long-term contracts with gas producers. This activity, albeit unregulated, is subject to two conditions which are essentially aimed at ensuring diversification of sources of supply and promoting competition in the market: (i) no single country may account for more than 60% of the total quantity of gas imported in Spain and (ii) since 1 January 2003, no single company or group of companies may supply an aggregate volume of gas that exceeds 70% of national consumption (excluding for these purposes such company’s or group’s own consumption).

Commercialisation. Pursuant to Law 12/2007 and corresponding laws, such as Royal Decree 1068/2007, of 27 July 2007, and Order 2309/2007, of 30 July 2007, as of 1 July 2008, natural gas is provided to consumers exclusively by commercialisers and the regulated tariff-based supply system has been abolished. This activity was previously performed by distribution companies, including our Company. Consumers connected to a pipeline with a rated pressure of less than 4 bar and whose annual consumption does not exceed 3 GWh (to be reduced to 2 GWh in July 2009 and 1 GWh in July 2010) have the right to be supplied natural gas at a capped maximum price (the ‘last resort’ tariff).

To facilitate the process of changing gas suppliers, Law 12/2007 established the creation of the Change of Supplier Office (Oficina de Cambios de Suministrador, S.A. or “OCSUM”), which is made up of the principal gas and electricity operators.

The criteria for establishing the ‘last resort’ tariff, its terms and the setting of the specific amount is laid down by means of successive ministerial orders. Pursuant to these orders, the relevant commodity costs, corresponding access tolls, sale costs and costs relating to security of supply should be taken into account for the purposes of calculating the actual tariff. The ‘last resort’ tariff is revised on a quarterly basis.

Remuneration regime. The remuneration regime applicable to the Spanish gas industry is regulated by chapter VII of Title IV of the Hydrocarbons Sector Act, which was developed by RD 949/2001. The activities of regasification, storage, transportation and regulated tariff-based supply, among others, are regulated by Order 31/2004, of 15 January 2004, published by the Spanish Ministry of Economy.

These laws establish a remuneration system for regulated gas sector activities, setting out relevant parameters and procedures for:

•	calculating the regulated gas tariffs, as well as tolls and fees for third-party access to the gas pipeline network;

•	determining the level of remuneration applicable to owners of gas installations; and

•	the allocation of total revenues between the different participants in the gas sector.

Under the system, applicable levels of remuneration for activities related to gas storage, regasification and transportation are set individually for each installation, whereas remuneration for gas distribution activities is calculated by reference to all of the gas distribution installations of each distribution company. The relevant levels of remuneration for regulated activities are fixed before 31 January each year.

Tariffs, fees and tolls are calculated on the basis of general principles and their relevant maximum levels are set by the Spanish government.

The remuneration system also includes a settlement procedure, under which the amounts collected by the relevant market participants in the form of fees, tolls and tariffs are adjusted to the applicable levels of remuneration to which these companies are entitled for carrying out regulated activities.

The different remuneration procedures under the system are summarised below.

Remuneration for transportation, storage and regasification activities

As set out above, remuneration levels for transportation, storage and regasification activities are calculated for each installation. The remuneration, which is set by means of ministerial order, comprises a fixed element determined on the basis of the attributable costs for each installation, and, in the case of regasification and underground storage facilities, a variable element determined on the basis of the amount of kWh regasified or injected / extracted during each year. Our Group only owns transportation assets in the secondary pipeline network.

There are two different procedures for determining total attributable costs in respect of new investments in regasification, storage and transportation facilities depending on whether the facility was directly authorised or authorised by tender.

In the case of installations that were directly authorised, the relevant remuneration for each installation is fixed according to ‘unit values’ (valores unitarios) relating to capital investment, operation and maintenance, set by the Spanish Ministry for Industry, Tourism and Trade each year based on certain economic indicators, such as the Spanish consumer price index (Índice de Precios al Consumidor, “IPC”) and the Spanish industrial price index (Índice de Precios Industriales, “IPRI”). The amount obtained is then reduced by an ‘efficiency coefficient’, which is fixed annually at the time gas tariffs are revised. The relevant financing costs in relation to the investment amount established with reference to the unit values are calculated in accordance with the average yield of 10-year Spanish government bonds plus a 3.5% spread in the case of transportation facilities that became operational before 1 January 2008, and regasification and underground storage facilities. Depreciation costs are determined by applying an average period of useful life for each type of installation and operating costs are calculated in accordance with the unit values relating to operation and maintenance.

Royal Decree 326/2008, of 29 February 2008, introduced changes in relation to remuneration levels for transportation facilities that became operational after 1 January 2008. The law introduced a requirement for the annual calculation of the financing cost of each investment on the basis of net assets and a higher remuneration rate (calculated with reference to the yield on 10-year Spanish government bonds plus a spread of 3.75%).

In the case of installations that were authorised by tender, the total attributable costs of the installation are calculated in accordance with the terms and conditions set out in the tender award.

The annual remuneration is then updated each year with reference to the IPH index (which is calculated by averaging the value of the IPC and IPRI), and adjusted by applying the relevant efficiency coefficient.

During the year ended 31 December 2008, we received an aggregate remuneration of €23 million for our transportation, storage and regasification activities.

Remuneration for distribution activities

Remuneration for activities related to the distribution of gas is calculated in accordance with RD 949/2001, which establishes the applicable levels of remuneration for the totality of the existing installations of each distribution company, excluding mains connections, based on:

•	consumption levels;

•	volumes of gas transported by vehicles;

•	investment and depreciation amounts related to the distribution facilities;

•	operating and maintenance costs;

•	the characteristics of the relevant distribution area (the length and pressure of the relevant network and number of customers supplied);

•	safety and quality of service; and

•	any other costs necessary for distributing gas.

The annual remuneration is updated each year with reference to the IPH index, and adjusted by applying the relevant efficiency coefficient.

Remuneration for distribution facilities that came into operation after the publication of RD 949/2001 is not based on costs but on operating results, such that remuneration levels increase annually based on (i) the number of new customers connected to networks with a rated pressure of 4 bar or less, and (ii) additional demand in networks with a rated pressure of 4 bar or less and between 4 bar and 60 bar.

The Resolution of the General Office for Energy Policy and Mines (Dirección de Política Energética y Minas) of 31 December 2008 establishes the level of remuneration for distribution during 2009 in accordance with Ministerial Order 3802/2008. During the year ended 31 December 2008, we received an aggregate remuneration of €1,118 million for our distribution activities. The remuneration provisionally allocated to us for 2009 amounts to €1,206 million.

Tolls and fees for third-party access to gas installations

The current tolls for third-party access to gas installations are established by RD 949/2001 and can be categorised as follows:

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Regasification tolls. These tolls initially applied to LNG tank loading facilities with a required operational storage capacity of 10 days as set out in RD 949/2001. The subsequent Royal Decree 1716/2004, of 23 July 2004 (“RD 1716/2004”), reduced this period to five days and also regulated the requirement to maintain minimum compulsory security stocks, the diversification of sources of supply and the Strategic Hydrocarbons Reserves Company (Corporación de Reservas Estratégicas de Productos Petrolíferos, CORES). Under the provisions of Order ITC 3996/2006, of 29 December 2006, the regasification toll is broken down into four parts: regasification, unloading of tankers, tank loading and the transfer of LNG onto LNG tankers.

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Transportation and distribution tolls. These tolls are incurred independently of the distance covered and initially included five days of operational storage capacity. The toll is comprised of fixed monthly capacity reserves component based on the daily flow of natural gas contracted and a conveyance component based on the amount of gas consumed in kWh and with the same tier structure as the tariffs in the regulated market. RD 1716/2004 subsequently reduced the operational storage capacity requirement to two days, before it was further reduced to 0.5 days by Royal Decree-Law 7/2006, of 23 June 2006.

•	Underground storage fee. This fee is comprised of a fixed component based on the contracted storage capacity and a variable component based on the volume of gas injected or extracted each month.

•	LNG storage fee. This fee is comprised of a variable component based on the volume of LNG stored over and above the operational storage capacity included in the regasification toll.

These tolls and fees are revised annually with reference to yearly remuneration and revenue forecasts. Order ITC/3802/2008, of 31 January 2008, (“ITC/3802/2008”), which came into effect on 1 January 2009, establishes the tolls and fees related to third-party access to gas installations. In contrast to previous years, ITC/3802/2008 contemplates a revision of tolls and fees on 1 July 2009 in the event of a significant variation in the balance between costs and revenues in the Spanish gas sector during 2009.

Evolution of natural gas prices

The regulated gas market in Spain was abolished with effect from 1 July 2008 with the introduction of the ‘last resort’ tariffs. Gas tariffs for domestic and commercial customers in 2008, as established by Order ITC/3861/2007, of 28 December 2007, were 4.7% higher than the equivalent tariffs at the end of 2007. Pursuant to that Order, the variable element of the tariffs applicable to domestic consumers (from 1 July 2008, the maximum levels of the ‘last resort’ tariff) are revised quarterly in January, April, July and October with reference to the evolution of the applicable commodity price index CMP (coste de la material prima).

As a result of rising oil prices during 2008, the average natural gas tariff in Spain increased by 2.0%, 3.0% and 9.6% during the quarterly revisions of April, July and October, respectively, although the tariff has started to decline in recent months as a consequence of falling oil prices.

Regulation of the Electricity Industry in Spain

The Spanish electricity industry is regulated by the provisions of the Electricity Sector Act, which was amended by Law 17/2007, of 4 July 2007 (“Law 17/2007”) and corresponding laws, such as Royal Decree

1955/2000, of 1 December 2000 (“RD 1955/2000”), which regulates the activities of transmission, distribution, sale and supply of electricity, as well as the relevant regulatory approvals, Royal Decree 2019/1997, of 26 December 1997 (“RD 2019/1997), which regulates the market for electricity production and Royal Decree 661/2007 which regulates the ‘special regime’ (régimen especial).

As with the natural gas industry, the Spanish government regulates the electricity industry through the MITC and the CNE is the relevant regulatory body. The relevant local government authorities of the Spanish autonomous regions are responsible for the development, as well as the execution, of the regulatory framework (see “—Regulation of the Natural Gas Industry in Spain”). In addition, the Nuclear Security Council (Consejo de Seguridad Nuclear) exercises specific powers over electricity installations.

REE acts as Technical System Operator of the Spanish electricity transmission network and its main function is to guarantee the continuity and security of the electricity supply and the coordination of the production and transmission of electricity. Pursuant to Law 17/2007, a person may not hold more than 5% of the share capital in REE or exercise more than 3% of the voting rights in REE (or more than 1% of the share capital in the case of a person carrying out activities in the electricity industry) and the aggregate interests of shareholders carrying out activities in the electricity industry may not exceed 40% of the total share capital in REE.

Main characteristics of the electricity industry in Spain

In general, the Spanish electricity industry is determined by the following main characteristics:

•	The sector comprises regulated activities, namely transmission and distribution of electricity, as well as unregulated activities, namely the generation and commercialisation of electricity.

•

Under the provisions of EU law (Directive 2003/54/EC and Directive 96/92/EC) Spanish consumers have been able to freely choose their electricity supplier since 1 January 2003. Similar to the natural gas sector, Law 17/2007 stipulates that the tariff-based system was to be abolished as of 1 January 2009 and that from such date all consumers would participate in the liberalised electricity market. At the date of this offering memorandum, the applicable regulations for the ‘last resort’ supply have not yet come into effect.

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The majority of electricity consumed in Spain is generated domestically, with electricity imports via the international electricity interconnections with France and Portugal accounting for a lesser share.

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On 1 July 2007, the Iberian Electricity Market (Mercado Ibérico de la Energía Eléctrica or “MIBEL”) came into operation between Spain and Portugal. The market aims to integrate the electricity systems of both countries (although full integration has not yet been achieved).

•

The Spanish electricity tariff system has generated an annual deficit in recent years because revenues from access tariffs and ‘all-inclusive’ tariffs (tarifas integral) have been insufficient to cover total system costs.

Regulated and unregulated activities in the Spanish electricity industry

The activities in the Spanish electricity industry can be categorised into regulated and unregulated activities.

Regulated activities

Overview. The regulated activities in the electricity sector can be characterised as follows.

Requirement of prior approval. Before a company may carry out regulated activities, it must first apply for regulatory approval. In order to obtain such approval, the applicant company must demonstrate that it has the legal, technical and economic capability to carry out such activity. Once obtained, the approval grants the applicant company a legal monopoly to carry out the activity in a certain territory.

Fixed levels of remuneration. The general provisions concerning remuneration for certain activities in the electricity sector are contained in Royal Decree 2819/1998, of 23 December 1998 (in respect of the transmission of electricity) and Royal Decree 222/2008, of 15 February 2008 (in respect of the distribution of electricity). These provisions are aimed at ensuring adequate levels of remuneration for the carrying out of these activities and the development of the electricity networks. The specific levels of remuneration to be received are set annually by means of ministerial order.

Compliance with specific obligations. The carrying out of regulated activities in the Spanish electricity market is subject to the compliance by market participants with specific obligations aimed at ensuring the promotion of competition during the commercialisation phase. The two main obligations require market participants to allow third parties access to transmission and distribution networks, and to carry out regulated and unregulated activities in separate legal entities.

The provisions of RD 1955/2000 regulate the access of third parties to the electrical grid, specifying who has a right to access, how an application must be made, what the applicable time periods are and the circumstances under which access may be refused, as well as the rights and obligations of the persons operating within the system. In exchange for granting access, the owners of the transmission and distribution networks are entitled to receive tolls and fees, the levels of which are set annually by means of ministerial order.

The law also establishes an obligation of functional separation, which implies not only a separation in accounting terms (to avoid cross-subsidisation and to increase transparency for the purposes of calculating tariffs, tolls and fees) and legal terms (by means of separate legal entities), but also an obligation that the subsidiary carrying out regulated activities operate independently of the group of companies to which it belongs.

Transmission. Transmission of electricity refers to the delivery of electricity from power generation installations to distribution networks and certain end-users. Substantially all of the Spanish transmission network is owned by REE.

Distribution. The distribution of electricity comprises all those activities that are aimed at providing electricity from the high-voltage transportation networks to the end consumer. Currently, the electricity distributors own the distribution installations, manage the low-voltage networks and are engaged in the tariff-based supply of electricity to domestic consumers.

It was anticipated that from 1 January 2009, distribution activities would be limited to the management of the distribution networks with commercialisers of each distribution group acting as suppliers of ‘last resort’, where applicable, as is the case in the natural gas sector. The applicable regulations for the ‘last resort’ supply have not yet come into effect, however, and distributors presently continue to supply consumers at the regulated tariff in accordance with certain transitory regulations.

Unregulated activities

Power generation. Power generating activities comprise the production of electricity under the ‘ordinary regime’ (régimen ordinario) and the generation of electricity under the ‘special regime’ (régimen especial). The ‘special regime’ aims to incentivise power generation through cogeneration technologies and renewable energy sources by offering a higher rate of remuneration for the electricity so produced.

The ‘special regime’ applies only to installations having a maximum installed capacity of up to 50 MW and using renewable energy sources, biomass or cogeneration technologies to generate electricity. The ‘ordinary regime’ comprises installations with a maximum installed capacity exceeding 50 MW and/or installations using energy sources other than those set out above, such as nuclear energy or coal.

The remuneration for power generation under the ‘ordinary regime’ is based on the prevailing prices in the power generation market. Royal Decree 661/2007 introduced a specific remuneration system for installations falling within the ‘special regime’ specifying certain tariffs, premiums and incentives for each type of generation technology (other than photovoltaic installations that came into operation after 29 September 2008).

In 2006, Royal Decree 3/2006, of 24 February, imposed an obligation on electricity producers to deduct from amounts received by them for electricity generation an amount equal to the value of greenhouse gas emission rights that were previously allocated to them at no extra charge.

All electricity generated is sold (i) in the electricity wholesale market, which is regulated by RD 2019/1997, (ii) directly in the organised ‘spot’ or ‘pool’ markets, (iii) by means of bilateral agreements, and (iv) on the relevant futures exchanges.

Commercialisation of electricity. The activities relating to the commercialisation of electricity are based on the principles of freedom of contract and choice of supply by the customer. As the commercialisation of electricity is an unregulated activity, remuneration is freely negotiated between the parties.

As mentioned above, it was anticipated that from 1 January 2009, the regulated market would be limited to small consumers (under the ‘last resort’ tariff-based regime) and that such activity would be carried out by the commercialisers of each distribution group. It is currently anticipated that the applicable regulations for the ‘last resort’ supply will come into effect on 1 July 2009 and that, from such date, all consumers will be supplied by commercialisers.

As is the case in the natural gas market, to facilitate the process of changing electricity suppliers, Law 12/2007 established the creation of the Change of Supplier Office (OCSUM), which is made up of the principal gas and electricity operators.

Regulation of the Natural Gas Industry outside Spain

Regulation in Latin America: Argentina, Brazil, Colombia and Mexico

There are developed regulatory frameworks in Brazil, Colombia and Mexico that set out the procedures and steps necessary for a periodic review of tariffs and distribution margins in the relevant natural gas markets. Tariff review in these countries is carried out every five years through the presentation of tariff proceedings before the relevant regulatory entities.

As a result of the financial crisis in Argentina in 2001, gas tariffs were frozen and converted to pesos (referred to as ‘pesofication’). Since 2007, the Argentinean government has been gradually introducing a remuneration regime for distributors, which is based on adequate levels of remuneration for assets provided. To this end, the Argentinean government published an increase in gas tariffs of between 10% and 30% on 10 October 2008 with the increased tariffs applying from 1 September 2009 to residential and industrial customers and for natural gas vehicles.

Pursuant to a decision by the Colombian regulatory authorities, transportation companies in Colombia may not carry out activities relating to the production, commercialisation or distribution of natural gas (and vice versa). In addition, transportation companies may not hold more than 25% in the share capital of companies engaged in the production, marketing or distribution of natural gas (and vice versa). With regard to distribution activities, during the 1990s, there was a move from a concession-based regulatory regime to a system for the provision of services based on free market principles. Distribution activities are now carried out by so-called domestic public service companies (empresas de servicios públicos domiciliarios) on a non-exclusive basis, with the exception of six specific regions where exclusivity has been retained.

Regulation in Italy

In Italy, the market for the sale of natural gas has been completely deregulated since 1 January 2003. Fixed prices for the supply of natural gas still apply to residential customers (i.e. customers whose annual consumption does not exceed 200,000 cubic metres) who have not changed their gas supplier. These prices are fixed by the Italian National Energy Commission (Autorità per Energia Elettrica e il Gas or “AEEG”). For residential customers who have changed their natural gas suppliers, the AEEG established reference prices based on the effective costs for the services provided and supply companies are required to include such reference prices in their own commercial offerings as part of their public service obligations.

In the region of Sicily, the deregulation of the market for the supply of natural gas has been implemented differently and on an alternative timescale. It is anticipated that the market in Sicily will be entirely deregulated as of 1 January 2010, at which point all consumers will have the right to freely choose their gas supplier.

Under Italian laws and regulations, natural gas may only be supplied by companies that are not engaged in any other activity in the natural gas sector, except for procurement, exportation, production and wholesale activities. There are also rules requiring the legal separation of the distribution system operator, as well as certain limitations on the maximum amounts of natural gas that may be purchased and sold, so as to promote competition and facilitate the entry of new market operators.

Regulation of the Electricity Sector outside Spain

Regulation in Puerto Rico

The electricity sector in Puerto Rico is regulated by the Puerto Rico Power Authority (“PREPA”), a public corporation and governmental agency founded in 1941. Its stated aim is to provide electric energy services to customers in the most efficient, cost-effective and reliable manner in harmony with the environment, health and security (source: PREPA website). PREPA currently produces, transmits and distributes the majority of electricity used in Puerto Rico and is one of the major public electricity companies in the United States. PREPA has extensive powers under Puerto Rican law and operates a system of self-regulation in relation to tariffs and service quality standards.

There are also independent electricity producers who sell their electricity to PREPA, including EcoEléctrica, in which we hold a 47.5% shareholding.

Regulation in Mexico

The Mexican electricity industry comprises two public corporations which exercise a monopoly over the whole sector: The Mexican Federal Electricity Commission (Comisión Federal de Electricidad de México or “CFE”) and Luz y Fuerza del Centro. The latter operates in the centre of the country, principally in Mexico City and surrounding areas, whereas CFE operates in the remainder of the country. Both companies are vertically integrated as regards generation, transmission and distribution of electricity.

The introduction of the Electricity Public Services Act (Ley del Servicio Público de Energía Eléctrica) in 1992 allowed for private investment in power generation in Mexico in the form of independent or external energy producers (productor independiente o externo de energía), self-supply (autoabastecimiento), cogeneration and procurement and exportation of electricity.

By December 2008, the Mexican Regulatory Commission for Energy had granted 22 independent production licences representing an aggregate authorised capacity of 11,958 MW using CCGT plants. These independent producers sell their electricity exclusively to the CFE under long-term capacity and related energy commitment agreements.

MANAGEMENT

Board of Directors

Under Spanish corporate law a company’s board of directors is responsible for the overall management, administration and representation of the company in all matters concerning its business and for the supervision and control of the company, subject to the provisions of the company’s by-laws (estatutos) and any delegation of powers pursuant to a shareholders’ resolution.

Under Spanish law, a shareholder (or group of shareholders acting together) may, subject to availability of seats on the board of directors, appoint a number of directors in proportion to the interest in the company of that shareholder (or group of shareholders). If the number of votes corresponding to the shares held by such shareholder (or group of shareholders) is equal to or greater than the result of dividing the total number of votes corresponding to the shares in the company by the number of directors, such shareholder (or group of shareholders) may appoint the proportionate number of directors. For example, a shareholder holding 20 voting shares out of a total of 100 voting shares in a company with five directors will be entitled to appoint one director. Under Spanish law, shareholders who exercise this right have no vote in respect of the appointment of other directors. They may, however, exercise their vote in respect of the removal of existing directors.

Our by-laws provide that the Board of Directors must consist of between 10 and 20 members, the number at any time being determined at the general shareholders’ meeting (Junta General). As of the date of this offering memorandum, our Board of Directors consists of 17 members, six of whom are independent directors. Directors are appointed by our shareholders to serve for a term of three years and may be re-elected numerous times. Independent directors may not hold office for more than 12 years. If a director does not serve out his term, the Board of Directors may fill the vacancy by appointing a shareholder as a replacement director to serve until the next general shareholders’ meeting. Any natural or legal person may serve on our Board of Directors, except those persons specifically prohibited by applicable law. A director may resign or be removed from office by the shareholders at a general shareholders’ meeting.

Our Board of Directors has full power of representation, delegation and management, and the actions taken by the Board of Directors are binding on our Company, subject to powers which require shareholder approval at a general shareholders’ meeting.

Board Governance

Pursuant to Spanish Law 26/2003 of 17 July 2003 on corporate transparency (the “Transparency Act”), our Board of Directors approved the Company’s internal regulations (Reglamento del Consejo) (the “Board Regulations”) at the Board meeting held on 24 March 2004. The Board Regulations have been subsequently amended in meetings on 23 February and 18 December 2007, in order to adapt them to the Recommendations of the Unified Code for the Good Corporate Governance of Listed Companies and to effect improvements.

In accordance with Spanish law, our Board Regulations provide that a majority of the members of our Board of Directors (represented in person or by proxy) shall constitute a quorum. Except as described below under “—Delegation of Powers”, resolutions of the Board of Directors are approved by a majority of the total number of directors present or represented at the Board meeting.

Under Spanish law, members of our Board of Directors may act as proxy for other members of the Board, but such proxy shall be granted specifically for each Board meeting.

Pursuant to our by-laws, meetings of our Board of Directors are required to be held as often as is necessary to consider the matters submitted for consideration, and are either called by the Chairman or at the request of one third of the directors, and in any case at least once every two months. In 2008, our Board of Directors met on 13 occasions.

Our by-laws and Board Regulations set out certain principles in relation to the appointment of our directors. The principles relate to, amongst others, the position of the director, his professional skills and the expertise required to perform his duties, as well as specific requirements he or she should fulfil in order to be appointed as an independent director. Article 12 of our Board Regulations sets out the requirements to be appointed as an independent director, which include, amongst others: (i) not having been (a) an employee during the three-year period prior to the appointment, or (b) an executive director of any Group company during the five-year period prior to the appointment; (ii) not having received from the Company or the Group any significant remuneration or benefit other than the director’s remuneration; (iii) not having been a partner of our external auditors or the party responsible for the auditors’ report of our Company or that of any Group company during the three-year period prior to the appointment; (iv) not having been an executive director or senior executive of another company in which any executive director or senior executive of our Company is an external director; (v) not having had a significant business relationship with the Company or with any Group company or been a majority shareholder, director or senior executive of an institution that has had such a relationship, during the year prior to the appointment; and (vi) not being a spouse or partner, or a relative of first or second degree, of any of the Company’s executive directors or senior executives.

Delegation of Powers

Under Spanish law, our Board of Directors may delegate its powers either to an executive committee (comisión ejecutiva) or to one or more chief executive officers (consejeros delegados). Resolutions appointing an executive committee or authorising the permanent delegation of all or part of the Board’s powers require a resolution to be passed by a two-thirds majority of the members of the Board. However, our Board of Directors may not delegate its responsibility to present the annual report and accounts to the general shareholders’ meeting, or any powers granted to the Board of Directors by a general shareholders’ meeting (unless provided for in the shareholders’ resolution by which such powers are granted).

Our Board may also grant general or specific powers of attorney to any person, whether or not that person is a director or a shareholder, subject to certain legal limitations and exceptions.

Our Board of Directors has established an executive committee (the “Executive Committee”), details of which can be found below under “—Board Committees—Executive Committee”.

Directors

The following table sets out the name, date of first appointment to the Board, position and the status of each member of our Board of Directors as of the date of this offering memorandum.

Name	Date of first appointment(1)	Current Term Expiration	Position	Status
Mr Salvador Gabarró Serra	23 June 2003	8 June 2009	Chairman	Executive

Mr Antonio Brufau Niubó	16 June 1989	16 May 2010	Vice Chairman	Proprietary(2)

Mr Rafael Villaseca Marco	20 April 2005	21 May 2011	Chief Executive Officer	Executive

Mr Enrique Alcántara-García Irazoqui	27 June 1991	16 May 2010	Director	Proprietary(3)

Mr José Arcas Romeu	7 April 2006	7 April 2009	Director	Independent

Mr Narcís Serra Serra	10 March 2009(4)	10 March 2012	Director	Proprietary(5)

Mr Demetrio Carceller Arce	21 May 2008	21 May 2011	Director	Proprietary(2)

Mr Santiago Cobo Cobo	16 December 2002	21 May 2011	Director	Independent

Mr Carlos Kinder Espinosa	20 April 2005	21 May 2011	Director	Proprietary(3)

Mr Enrique Locutura Rupérez	21 May 2008	21 May 2011	Director	Proprietary(2)

Mr Emiliano López Achurra	23 June 2003	8 June 2009	Director	Independent

Mr Carlos Losada Marrodán	16 December 2002	21 May 2011	Director	Independent

Mr Juan María Nin Génova	21 May 2008	21 May 2011	Director	Proprietary(3)

Mr Fernando Ramírez Mazarredo	20 April 2005	21 May 2011	Director	Proprietary(2)

Mr Francisco Reynés Massanet	21 May 2008	21 May 2011	Director	Proprietary(3)

Mr Miguel Valls Maseda	20 April 2005	21 May 2011	Director	Independent

Mr Jaime Vega de Seoane Azpilicueta	20 April 2005	21 May 2011	Director	Independent

Mr Felipe Cañellas Vilalta	19 March 1997	—	Vice-secretary (not a Director)	—

Notes:

(1)	The dates of first appointment refer to the date of the general shareholders’ meeting first appointing or ratifying the appointment to the Board of Directors (not necessarily the date of appointment to the position indicated).

(2)	Nominated by Repsol YPF.

(3)	Nominated by Criteria CaixaCorp.

(4)	Prior to being appointed to the Board of Directors in his own capacity, Mr Narcís Serra Serra was a member of the Board as the representative of Caixa d’Estalvis de Catalunya.

(5)	Nominated by Caixa d’Estalvis de Catalunya.

According to the information provided by our directors, none of the directors has, in the five-year period prior to the date of this offering memorandum: (i) been convicted of any fraudulent offence; (ii) been involved or associated, in his capacity as director or senior executive, with any bankruptcies, receiverships or liquidations (except for the liquidation of Bultzel, S.A., of which Emiliano López Achurra was Chairman, and the liquidation of Comupet Madrid 2008, S.L., of which Antonio Brufau Niubó was Chairman of the board and Salvador Gabarró Serra was a director, on the accomplishment of its corporate objectives); (iii) been the subject of any official public incrimination and/or sanctions by any statutory or regulatory authority (including any designated professional body); or (iv) been disqualified by a court from acting as a member of the administrative, management or supervisory body of any issuer, or from acting in the management or conduct of the affairs of any issuer.

The following table sets out each Director’s other directorships and offices in companies and organisations outside the Group.

Name	Other Directorships and Offices in Companies and Organisations Outside the Group
Mr Salvador Gabarró Serra

•     Chairman of Unión Fenosa

•     Director of Enagás

•     First Vice Chairman of ”la Caixa”

•     Patron of Fundació ”la Caixa”

•     Director of Criteria CaixaCorp, S.A.

•     Director of Comupet Madrid 2008, S.L. (in liquidation)

Mr Antonio Brufau Niubó	• Chairman of Repsol YPF • Chairman of YPF, S.A. • Chairman of Comupet Madrid 2008, S.L. (in liquidation) • Chairman of Fundación Repsol YPF

Mr Rafael Villaseca Marco	• Director of Unión Fenosa • Vice Chairman of Repsol-Gas Natural LNG, S.L. • Member of the Advisory Committee of Fomento del Trabajo Nacional

Mr Enrique Alcántara-García Irazoqui	• Secretary, Member of the Advisory Committee and Member of the Permanent Committee of Universitat Oberta de Catalunya

Mr José Arcas Romeu

•     Member of the Board of Directors, Chairman of the Education Commission (comisión de formación) and Member of the Advisory Board of Est. Lotja (consejo asesor de Est. Lotja) of the Cámara Oficial de Comercio, Industria i Navegació de Barcelona

•     Member of the Board of the Patronat Fundació Empresa i Ciència

•     Member of the Board of Directors of Asociación Española de Codificación Comercial AECOC

Name	Other Directorships and Offices in Companies and Organisations Outside the Group

•     Member of the Board of Directors of Fira de Barcelona

•     Member of the Organisational Committee of Alimentaria

•     Chairman of Barcelona Tecnologías de la Alimentación

•     Member of the Advisory Board (consejo consultivo) of Fomento del Trabajo Nacional

•     Chairman of Fundació BCN Formació Professional

•     Chairman of Fundació Empreses IQS

•     Patron of Fundació Institut Guttmann

Mr Narcís Serra Serra

•     Chairman of Fundación Caixa Catalunya

•     Chairman of Volja Plus, S.L.

•     Vice Chairman of Liberty Town, S.L.

•     Chairman of Fundación CIDOB

•     Chairman of Fundación IBEI

•     Chairman of the Board of Trustees of Museu Nacional d’Art de Catalunya

•     Vice Chairman of Telefónica Chile

•     Director of Telecomunicaciones de São Paulo

•     Director of Telefónica Internacional, S.A.U.

•     Member of the Board of Trustees of Fundación Consejo España-EEUU

•     Co-Chairman of Foro España-Italia

•     Co-Chairman of Foro España-Francia

•     Member of Capítulo Español del Club de Roma

•     Member of the Board of Trustees of Escuela Superior de Música Reina Sofía

Mr Demetrio Carceller Arce

•     Chairman of S.A. Damm

•     Chairman of Corporación Económica Damm, S.A.

•     Chairman of Disa Corporación Petrolífera, S.A.

•     Chairman of Disa Península, S.L.U. (ex-Shell)

•     Director of Sacyr-Vallehermoso, S.A.

•     Director of Compañía Logística de Hidrocarburos CLH, S.A.

•     Director of Ebro Puleva , S.A.

Mr Santiago Cobo Cobo

•     Sole Director of El Manantial de Información, S.L.

•     Sole Director of Hostelería Colectividades de Cádiz, S.L.

•     Vice Chairman and Chief Executive Officer of Cía Turística Santa María, S.A.

•     Director and General Manager of Abaque Hotelera, S.A.

•     Chairman of Donald Inversiones, S.I.C.A.V., S.A.

Name	Other Directorships and Offices in Companies and Organisations Outside the Group
Mr Carlos Kinder Espinosa

•     Chief Executive Officer of GTD Ingeniería de Sistemas y de Software, S.A.

•     Director of GDI Proyectos y Montajes, S.A.

•     Director of Aresbank, S.A.

•     Director of INAER Inversiones Aéreas, S.L.

•     Director of Volja Plus, S.L.

•     Director of Libertytown, S.L.

Mr Enrique Locutura Rupérez	• LNG General Manager of Repsol YPF • Chairman of Repsol-Gas Natural LNG, S.L.

Mr Emiliano López Achurra

•     Chairman of Asociación Euro-Defi España

•     Chairman of Bultztel, S.A. (in liquidation)

•     Director of Petróleos del Norte, S.A. (Petronor)

•     Shareholder of International Bask Consulting, S.L.

•     Shareholder of Desarrollo Protección Ambiental, S.L.

•     Shareholder of Internacional S.L.

•     Principal shareholder of IBK, Asesores Jurídicos Asociados

•     Shareholder of Compañía Electrica para el Desarrollo Sostenible, S.A.

•     Second Vice Chairman and Director of Actuaciones, Actividades e Inversiones Inmobiliarias, S.A.

•     Patron and Director of Fundación Novia Salcedo

•     Director of Instituto Vasco de Competitividad

Mr Carlos Losada Marrodán

•     General Manager of Fundación ESADE

•     Member of the Executive Board of Universidad Ramón Llull

•     Member of the Board of Trustees of European Foundation for Management Development

•     Member of the Board of Círculo de Economía

•     Member of the Advisory Board of Casa Asia

•     Member of the Advisory Board of Fundación Empresa y Sociedad

•     Chairman of the Graduate Programmes’ Commission of Unijes

•     Chairman of Fundación para el Desarrollo Empresarial y Social de Argentina

•     Non-executive Chairman of Clickair, S.A.

•     Member of the Board of Community of European Management Schools (CEMS)

•     Member of the Maintenance of Accreditation Committee of AACSB (American Association of Collegiate Schools of Business)

•     Member of the Advisory Board of HEC School Management, Paris

Name	Other Directorships and Offices in Companies and Organisations Outside the Group
Mr Juan María Nin Génova

•     Member of the Governing Board of Universidad de Deusto

•     Patron of Fundación Federico García Lorca

•     Member of the Managing Board (consejo rector) of APD

•     Member of the Managing Board (junta directiva) of Círculo Ecuestre

•     Patron of Fundación Consejo España-Estados Unidos

•     Member of Grupo Económico del Foro España China

•     Secretary of Federació Catalana de Caixes d’Estalvis

•     Director of Criteria CaixaCorp, S.A.

•     Vice Chairman of Fundació ”la Caixa”

•     Director of CaiFor, S.A.

•     Director of Repsol YPF

•     Director of Banco BPI, S.A.

•     Director of Grupo Financiero Inbursa, S.A. de C.V.

Mr Fernando Ramírez Mazarredo	• Executive Director Finance and Corporate Services of Repsol YPF • Director of Unión Fenosa

Mr Francisco Reynés Massanet

•     Managing Director of Criteria CaixaCorp, S.A.

•     Director of Unión Fenosa

•     Director of Caifor, S.A.

•     Director of Boursorama, S.A.

•     Director of Grupo Financiero INBURSA, S.A. de C.V.

•     Director of VidaCaixa, S.A. de Seguros y Reaseguros

•     Director of SegurCaixa, S.A. de Seguros y Reaseguros

•     Director of Port Aventura, S.A.

•     Director of Repinves, S.A.

•     Director of Inversiones Autopistas, S.L.

•     Sole Administrator of Catalunya de Valores SGPS U.Lda (Portugal)

•     Chairman of Hodefi SAS (France)

•     Director of Adeslas, S.A.

•     Director of Sociedad General de Aguas de Barcelona, S.A.

Name	Other Directorships and Offices in Companies and Organisations Outside the Group
Mr Miguel Valls Maseda

•     Director of CaiFor, S.A.

•     Director of Fichet Sistemas y Servicios, S.A.

•     Chairman of Fichet Industria, S.L.

•     Director of Saba Aparcamientos, S.A.

•     Director of Corporació Catalana de Comunicació

•     Member of the Advisory Board of Constructora Pirenaica, S.A.

•     Chairman of Mutual Midat Cyclops, Mutua de Accidentes de Trabajo y Enfermedades Profesionales de la Seguridad Social no. 1

•     Chairman of the Spanish Committee of the International Chamber of Commerce

•     Chairman of Cambra Oficial de Comerç, Indústria i Navegació de Barcelona

•     Chairman of Cambres de Comerç de Catalunya

•     Vice Chairman of Fira de Barcelona

•     Vice Chairman of Consejo Superior de Cámaras de España

Mr Jaime Vega de Seoane Azpilicueta	• Director of OHL, S.A. • Adviser of Socios Financieros, S.A.

Independent Directors

Our Board of Directors has appointed six independent directors. Our independent directors, José Arcas Romeu, Santiago Cobo Cobo, Emiliano López Achurra, Carlos Losada Marrodán, Miguel Valls Maseda and Jaime Vega de Seoane Azpilicueta, are experienced professionals who are not employees of our Company.

Board Committees

Our Board of Directors has established an Executive Committee (Comisión Ejecutiva), an Appointments and Remuneration Committee (Comisión de Nombramientos y Retribuciones) and an Audit and Control Committee (Comisión de Auditoría y Control). The organisation and operation of the Board Committees are governed by Chapter V of the Board Regulations.

A brief description of each of the Board Committees is set out below.

Executive Committee

The Executive Committee is exclusively responsible for the continuous supervision of the Company’s senior management. All the powers of the Board of Directors are delegated to the Executive Committee on a permanent basis except for those that are not permitted to be delegated by law or under the by-laws or the Board Regulations or those that have been specifically granted to the general meeting (save, in this latter case, where the general meeting expressly authorises such delegation).

The Executive Committee, which comprises the Chairman of the Board of Directors and up to seven other directors, holds its meetings at least once a month and met on 12 occasions in 2008. The composition of the Executive Committee must reflect, as closely as possible, the composition of our Board of Directors in terms of the ratio of executive directors, non-executive shareholder directors and independent directors. The appointment of members of the Executive Committee must be approved by at least two-thirds of the members of our Board of Directors. The Secretary of the Board of Directors, assisted by the Vice-Secretary, acts as secretary of the Executive Committee.

Members of the Executive Committee are removed when they cease to be directors or when the Board of Directors so decides.

Where considered warranted by the Chairman or the majority of members of the Executive Committee, decisions taken by the Executive Committee are submitted for ratification by the full Board of Directors. The same applies to those matters referred by the Board of Directors to the Executive Committee for review where the Board of Directors has reserved the final decision. In all other cases, decisions taken by the Executive Committee are valid and binding, without the need for subsequent ratification from the full Board of Directors.

The following table lists the members of the Executive Committee as of the date of this offering memorandum.

Name	Position
Mr Salvador Gabarró Serra	Chairman
Mr Antonio Brufau Niubó	Director
Mr Rafael Villaseca Marco	Director
Mr Demetrio Carceller Arce	Director
Mr Santiago Cobo Cobo	Director
Mr Carlos Kinder Espinosa	Director
Mr Carlos Losada Marrodán	Director
Mr Francisco Reynés Massanet	Director
Mr Felipe Cañellas Vilalta	Secretary (not a director)

Appointments and Remuneration Committee

The Appointments and Remuneration Committee’s duties include, amongst others:

•	reviewing, researching and proposing the criteria and general policy for remuneration of the directors and ensuring that such remuneration is transparent;

•	reviewing the structure and composition of the Board of Directors and the criteria for the appointment of senior management;

•	issuing reports on transactions that involve or may involve a conflict of interest, particularly transactions with related parties that have been submitted to the Board of Directors; and

•	establishing guidelines for the appointment and dismissal of members of senior management.

The Appointments and Remuneration Committee consists of a minimum of three and a maximum of five directors who are appointed by the Board of Directors from among the external directors, having regard to their experience and aptitudes. Members of the Committee are removed when they cease to be directors, when the Board of Directors so decides or when three years have elapsed since their appointment, unless they are re-appointed.

The Chairman of the Appointments and Remuneration Committee is selected from among its members by the Board of Directors and does not have a casting vote and the Secretary of the Board of Directors acts as secretary. The Committee holds its meetings whenever necessary to issue reports that fall within the scope of its duties, when requested by the Chairman or upon request by two of its members and, in any event, at least four times a year.

The following table lists the members of the Appointments and Remuneration Committee as of the date of this offering memorandum.

Name	Position
Mr José Arcas Romeu	Chairman
Mr Antonio Brufau Niubó	Director
Mr Miguel Valls Maseda	Director
Mr Felipe Cañellas Vilalta	Secretary (not a director)

Audit and Control Committee

The Audit and Control Committee’s duties include, amongst others, to:

•	report to the general shareholders’ meetings questions raised by shareholders relating to matters falling within the Committee’s competence;

•	make proposals to the Board of Directors regarding the appointment of external auditors at general shareholders’ meetings;

•	supervise our internal audit services and ensure their independence and propose the appointment, re-election and dismissal of the person responsible;

•	carry out measures that it considers appropriate with regard to internal financial reporting and ensure compliance with legal regulations in relation to the provision of information to the market;

•	liaise with our external auditors in order to receive information about matters which may jeopardise their independence or any other matters related to the audit process; and

•

monitor compliance with the Internal Code of Conduct on Matters Relating to the Securities Markets (Código Interno de Conducta en Materiales Relativas a los Mercados de Valores or “Internal Code of Conduct”) that is in force at any given time, the Board Regulations and the Company’s rules of governance in general and make the necessary proposals to improve them.

The Audit and Control Committee consists of a minimum of three and a maximum of five directors who are appointed by the Board of Directors from among the external directors, having regard to their knowledge and experience of accounting, auditing and risk management. Members of the Committee are removed when they cease to be directors, when the Board of Directors so decides or when three years have elapsed since their appointment unless re-appointed.

The Chairman of the Audit and Control Committee is selected from among its members by the Board of Directors and does not have a casting vote, and the Secretary of the Board of Directors acts as secretary. The Committee holds its meetings whenever necessary to issue reports that fall within its duties, when requested by the Chairman or upon request by two of its members, and, in any event, at least four times a year.

The following table lists the members of the Audit and Control Committee as of the date of this offering memorandum.

Name	Position
Mr Miguel Valls Maseda	Chairman
Mr Fernando Ramírez Mazarredo	Director
Mr Francisco Reynés Massanet	Director
Mr Felipe Cañellas Vilalta	Secretary (not a director)

Senior Management

The Management Committee (Comité de Dirección) is the body that coordinates the business and corporate departments of Gas Natural.

The following table sets out the details of the senior managers who, together with the Chief Executive Officer, make up the Management Committee as of the date of this offering memorandum.

Name	Position
Mr José María Egea Krauel	Managing Director of Gas Management (Director General de Gestión del Gas)

Mr Manuel Fernández Álvarez	Managing Director of Wholesale (Director General de Negocios Mayoristas)

Mr Josep Moragas Freixa	Managing Director of Retail (Director General de Negocios Minoristas)

Mr Antonio Peris Mingot	General Manager for the Regulated Businesses (Dirección General Negocios Regulados)

Name	Position
Mr Carlos J. Álvarez Fernández	Chief Financial Officer (Director General Económico-Financiero)

Mr Antonio Gallart Gabás	Chief Corporate Officer (Director General de Recursos)

Mr Manuel García Cobaleda	Head of Legal Services (Director de Servicios Jurídicos)

Mr Antonio Basolas Tena	Head of Strategy & Development (Director de Estrategia y Desarrollo)

Mr Jordi García Tabernero	Head of Communications and Chairman’s Office (Director de Comunicación y Gabinete de Presidencia)

Mr Sergio Aranda Moreno	Managing Director Latin America (Director General de Latinoamérica)

According to the information provided by our senior management, none of the members of the Management Committee has, in the five-year period prior to the date of this offering memorandum: (i) been convicted of any fraudulent offence; (ii) been involved or associated, in his capacity as a member of the Board of Directors, with any bankruptcies, receiverships or liquidations; (iii) been the subject of any official public incrimination and/or sanctions by any statutory or regulatory authority (including any designated professional body); or (iv) been disqualified by a court from acting as a member of the administrative, management or supervisory body of any issuer, or from acting in the management or conduct of the affairs of any issuer.

The main functions of the Management Committee include planning and proposing the Company’s objectives, strategic plan and annual budget, as well as forwarding any proposals for actions that may affect the implementation of the Company’s strategic plan to the governing bodies of the Company.

Conflicts of Interest within the Board of Directors and Management Committee

Other than as set out below, we believe that no members of our Board of Directors or Management Committee has a conflict of interest, real or potential, between his duties and responsibilities to our Company and his private interests or carries out activities that are similar or complementary to ours and the activities of our Group.

Demetrio Carceller Arce has informed us that, although he does not consider it to create a conflict of interest, he acts as Chairman of the board of directors of Disa Corporación Petrolífera, S.A., which owns the companies Disa Gas, S.L.U. (which carries out storage, packaging and distribution activities of propane and butane gas in bottles and cistern lorries in the Canary Islands) and Marítima Petrogas, S.L.U. (which carries out maritime transportation activities of petroleum products, with seven tankers, one of which transports liquefied petroleum gas).

Article 16 of the Board Regulations requires directors to abstain from being involved in discussions or voting with regard to issues in which that director has a direct or indirect interest and which give rise to a conflict of interest. A director will also be considered to have a conflict of interest in relation to issues which involve a member of his family or a non-Group entity in which he carries out representation, management or advisory duties, has a significant shareholding or by which he has been nominated as a director of Gas Natural.

In addition, our Board Regulation and the Internal Code of Conduct include certain provisions and procedures in relation to conflicts of interest.

Loans and Similar Undertakings

As of the date of this offering memorandum, there are no significant loans outstanding or contingent obligations incurred for the personal benefit of members of our Management Committee.

Remuneration

Proposals on the criteria for calculating the remuneration of the directors are made by the Appointments and Remuneration Committee and submitted to the Board of Directors for approval. The Board of Directors, at its sole discretion, defines the remuneration policy for directors, determining (i) the amount of the fixed components, detailing those that correspond to membership of the Board and its Committees, and (ii) any variable components, including a comparison with the amount of fixed compensation.

Our by-laws establish that the aggregate remuneration of the Board of Directors shall be no more than 10% of the annual profits, the sum within this limit being determined in proportion with the number of active directors. Such remuneration may only be taken from the net profit after the necessary contributions have been made to the legal and statutory reserves and a dividend on ordinary shares of no less than 4% of their nominal value has been paid. Our Board of Directors is entitled to distribute this remuneration amongst its members in the manner it considers appropriate.

The total remuneration received by our Board of Directors was €5.6 million, €5.9 million and €5.0 million for each of the years ended 31 December 2008, 2007 and 2006, respectively, representing 0.53%, 0.61% and 0.58% of the net income for the period attributable to our Company. As a percentage of our total net income for the period, the remuneration of our Board of Directors represented 0.48%, 0.55% and 0.53%, respectively, for each of such years.

The total amount of compensation received by the members of our Management Committee (including contributions to pension funds and life insurance premiums) was €5.76 million and €4.9 million for the years ended 31 December 2008 and 2007, respectively, excluding the remuneration paid to our Chief Executive Officer (whose compensation is included above within our directors’ remuneration).

In accordance with our by-laws, additional remuneration may be paid in the form of Company shares, share options or other securities which entitle them to obtain shares, or through remuneration linked to the Company share value. The application of such remuneration must be agreed by the general shareholders’ meeting, which shall determine the reference value of the shares, the number of shares to be received by each Director, the exercise price of the options, the duration of the agreed remuneration system and any other terms it deems appropriate. Furthermore, the Board Regulations state that only executive directors may receive remuneration in the form of shares, stock options or instruments linked to the share value unless duly justified.

Furthermore, the Board of Directors may implement incentive schemes which are indexed to the Company’s share value or consist of Company shares, share options or other securities entitling the holder to obtain Company shares to remunerate all or some of our employees as it deems fit. Such incentive schemes must be implemented in compliance with the requirements of the Spanish Companies Act (Ley de Sociedades Anónimas), the Securities Market Act (Ley del Mercado de Valores) and other applicable regulations, and in particular, the prior approval of the general shareholders’ meeting must be obtained, if required.

As of the date of this offering memorandum, there is no remuneration scheme comprising or linked to Company shares, share options of other securities entitling the holder to obtain Company shares. Similarly, as of the date of this offering memorandum, there is no incentive plan in place linked to the market price of our shares on the Spanish stock exchanges, although a medium-term incentive programme has been implemented linked to the achievement of the goals established in our strategic plans, entitled the “Medium Term Remuneration Programme for Gas Natural Managers”.

The remuneration set out above shall be compatible with and separate from salaries, compensation, pension, share options or remuneration of any kind which is established for all or some of the members of the Board of Directors for the performance of executive duties in any capacity, whether as an employee (common or senior management), trader or service provider, all of which shall be compatible with their office as member of the Board of Directors.

Additionally, with effect from 1 January 2008, we established a defined retirement savings contribution plan with a guaranteed yield, arranged through collective pension insurance policies with VidaCaixa, S.A. (“VidaCaixa”), which replaced the deferred remunerated commitments previously in place to reward senior management loyalty.

The notes to our Audited Consolidated Annual Accounts contain such information in relation to the remuneration paid to each member of the Board of Directors as is considered appropriate in order to ensure transparency of remuneration.

The following table presents the aggregate remuneration received by the members of the Board of Directors from Gas Natural SDG and other members of the Group during the year ended 31 December 2008.

Form of remuneration	Remuneration received from Gas Natural SDG	Remuneration received from other members of the Group
	(€ in thousands)
Fixed remuneration	707	—
Variable remuneration	764	—
Director Fees	4,086	81
Other	3	—

Total	5,560	81

Other benefits:		—
Contributions to pension funds and plans	151	—
Life insurance premiums	25	—

Total other benefits	176	—

Total	5,736	81

The following table presents the remuneration received by each director for his position on the Board of Directors, the Executive Committee, the Appointments and Remuneration Committee and the Audit and Control Committee.

Director	Director Fees
	Board of Directors	Executive Committee	Appointments and Remuneration Committee	Audit and Control Committee	Total
	(€ in thousands)
Mr Salvador Gabarró Serra	550	550	—	—	1,100
Mr Antonio Brufau Niubó	127	126	—	12	265
Mr Rafael Villaseca Marco	127	126	—	—	253
Mr Enrique Alcántara-García Irazoqui	127	—	—	—	127
Mr José Arcas Romeu	127	—	—	12	139
Mr Narcís Serra Serra	127	—	—	—	127
Mr Demetrio Carceller Arce	127	126	—	—	253
Mr Santiago Cobo Cobo	127	126	—	—	253
Mr Carlos Kinder Espinosa	127	126	—	—	253
Mr Enrique Locutura Rupérez	127	—	—	—	127
Mr Emiliano López Achurra	127	—	—	—	127
Mr Carlos Losada Marrodán	127	126	—	—	253
Mr Joan María Nin Génova	127	—	—	—	127
Mr Fernando Ramírez Mazarredo	127	—	12	—	139
Mr Francisco Reynés Massanet	127	126	12	—	265
Mr Miguel Valls Maseda	127	—	12	12	151
Mr Jaime Vega de Seoane Azpilicueta	127	—	—	—	127

Total	2,582	1,432	36	36	4,086

José Vilarasau Salat and José Luis Jové Vintró left our Board of Directors on 25 January 2008 but received no remuneration in their capacity as directors of our Company for the period 1 January 2008 through 25 January 2008.

Severance Payments

The contracts of employment between us and the members of the Management Committee establish the right of senior managers to receive compensation on termination of the contract, calculated on the basis of the seniority and age of the manager at the date of termination. The minimum guaranteed amount of such compensation is equal to two times the amount of the relevant manager’s annual salary, and the maximum amount, in the majority of cases, is equal to three and a half times the amount of the relevant manager’s annual salary, provided the contract is terminated on:

•	a dismissal on unfair disciplinary grounds or unfair objective grounds;

•	the termination of the individual employment contract under the provisions of articles 40, 41 and 50 of the Workers’ Statute (Texto Refundido del Estatuto de los Trabajadores); or

•

the voluntary decision of the manager, following a change of control of our Company (as defined in the employment contract), provided that such change of control is prejudicial to the training and professional development of the manager due to the occurrence of one of the situations expressly provided for in the contract of employment.

In calculating the relevant compensation amount, the annual salary shall be deemed to include the fixed remuneration in the year in which the termination occurs, plus the variable remuneration and the medium-term incentive corresponding to the last remuneration received by the relevant manager.

Additionally, on termination, managers shall be entitled to receive an additional amount equal to one year’s fixed remuneration as consideration for the post-contractual non-compete and non solicitation obligations (which apply for two years from the date on which the contract of employment is terminated). In the event that such obligations are breached, a penalty equal to such additional amount would be payable by the manager to us as compensation for breach, irrespective of the loss and damages which may result.

With respect to our current Chief Executive Officer, Rafael Villaseca Marco, on termination of his contract of employment, he would be entitled to receive payment of an amount equal to three times his annual salary in certain circumstances. In addition, he would be entitled to an additional amount equal to one year’s salary on account of the post-contractual non-compete obligation (which applies for one year from the date on which the contract of employment is terminated). In calculating the relevant compensation amount, his annual salary is deemed to include amounts corresponding to his fixed and variable remuneration and fees received in his capacity as a member of our Board of Directors.

Company shares held by Directors and members of our Management Committee

Our by-laws do not require any of our directors to hold shares in the Company.

As of the date of this offering memorandum, members of our Board of Directors and our Management Committee together hold, directly or indirectly, 51,885 of our issued shares (which represented approximately 0.01% of our total share capital before the rights offering), as set forth in the following table.

	Number of Shares Held		Percentage of Our Issued Share Capital before the rights offering
Director	Directly	Indirectly
Directors
Mr Antonio Brufau Niubó	32,306	0	0.007%
Mr Enrique Alcántara-García Irazoqui	3,834	0	0.001%
Mr José Arcas Romeu	415	0	0.000%
Mr Demetrio Carceller Arce	1,000	0	0.000%
Mr Carlos Kinder Espinosa	100	0	0.000%
Mr Enrique Locutura Rupérez	4,134	0	0.001%
Mr Fernando Ramírez Mazarredo	200	0	0.000%
Mr Miguel Valls Maseda	2,900	0	0.001%
Mr Rafael Villaseca Marco	1,000	0	0.000%
Mr Narcís Serra Serra	20	0	0.000%
Mr Joan María Nin Génova	144	0	0.000%
Mr Francisco Reynés Massanet	24	0	0.000%
Mr Carlos Losada Marrodán	0	5,808	0.001%

Senior management
Mr Josep Moragas Freixa	38	—	0.000%

Mr Antonio Peris Mingot	1,005	—	0.000%

Mr Carlos Javier Álvarez Fernández	1,701	—	0.000%

Total	48,821	5,808	0.012%

Directors and members of our Management Committee not mentioned in the above table have no direct or indirect participation in our share capital as of the date of this offering memorandum.

PRINCIPAL SHAREHOLDERS

As of the date of this offering memorandum, we have 447,776,028 outstanding shares, each having a nominal value of €1.00 per share. All of our shares are ordinary shares, with identical political and economic rights (see “Description of Our Shares”).

The following table shows the shareholdings of our principal shareholders as of the date of this offering memorandum (based on the latest information available to us).

	Number of shares held		Percentage of our share capital held prior to the rights offering
	Directly	Indirectly
Criteria CaixaCorp(1),(2)	167,893,131	—	37.49%
Repsol YPF(2),(3)	108,497,349	29,627,960	30.85%
GDF-Suez, S.A.(4)	—	39,571,184	8.84%
Caixa d’Estalvis de Catalunya	13,550,000	—	3.03%

Notes:

(1)	Criteria CaixaCorp is a wholly-owned subsidiary of ”la Caixa”, a Spanish non-listed savings bank with no shareholders or beneficial owners. ”la Caixa” holds 100 ordinary shares directly.

(2)	”la Caixa” and Repsol YPF are party to a shareholders’ agreement relating to our Company (see “—Shareholders’ Agreements”).

(3)	According to the latest information provided by Repsol YPF to the CNMV, its indirect shareholding is held through Repsol Exploración, S.A. (1.69%) and Repsol Petróleo, S.A. (4.92%). Repsol YPF is a Spanish listed petroleum company.

(4)	According to the latest information provided by GDF-Suez, S.A. to the CNMV, its indirect shareholding is held through Genfina, S.A. (6.27%) and Suez Environment Holding BE (2.56%). GDF-Suez, S.A. is a French listed utility.

Shareholders’ Agreements

On 11 January 2000, Repsol YPF and ”la Caixa” entered into a shareholders’ agreement with regard to their shareholdings in our Company, which was amended on 16 May 2002, 16 December 2002 and 20 June 2003. At the time of entering into the agreement, ”la Caixa” held our shares directly but later transferred its participation in our company to its subsidiary, Criteria CaixaCorp. Accordingly, references in this section to ”la Caixa” should be read as including Criteria CaixaCorp, one of our principal shareholders. The most significant features of this agreement are as follows.

•	Repsol YPF and ”la Caixa” each undertake to ensure that our management is based on principles of transparency, independence and professional diligence.

•

Repsol YPF and ”la Caixa” each have the right to nominate five directors to our Board of Directors, which comprises 17 members in total, and they each undertake to vote in favour of each other’s nominees.

•

”la Caixa” is entitled to nominate the Chairman of our Board of Directors, while Repsol YPF may nominate our Chief Executive Officer, and each agrees that its nominee directors will vote in favour of the persons proposed for these positions.

•

Repsol YPF and ”la Caixa” each have the right to nominate three members to the Executive Committee of our Board of Directors, out of a total of eight members. Their nominees must be selected from the directors they have nominated to our Board of Directors and may include our Chairman and Chief Executive Officer.

•

Repsol YPF and ”la Caixa” will seek to reach a consensus, prior to submission to our Board of Directors, and acting exclusively in consideration of the best interests of our Company, on (i) the strategic plan for our Company, which will include all decisions affecting our strategy, (ii) the corporate structure of our Group, (iii) our annual budget, (iv) any business combinations, and (v) any acquisitions or disposal of strategic assets by our Group.

The agreement remains effective for as long as both parties hold a minimum participation in our Company of 15%.

As of the date of this offering memorandum, the CNMV has indicated to us that the agreement between our majority shareholders, as currently drafted following the last novation in 2003, contains the elements of common management policies, significant influence in our Company and regulation of voting rights that, in accordance with the Spanish regulations currently in force, which have recently modified the concept of acting in concert, establish a presumption of concerted action under Spanish Royal Decree 1066/2007 on takeover bids. Therefore, our majority shareholders, acting as concert parties under the new legislation, were not, at the time Royal Decree 1066/2007 came into force, obliged to launch a takeover offer for the entire share capital of Gas Natural SDG.

Commitment of Our Majority Shareholders

On 9 March 2009, our majority shareholders, Criteria CaixaCorp and Repsol YPF, executed commitment letters whereby they irrevocably committed to exercise in full the preferential subscription rights granted to them in the rights offering, corresponding to 167,893,131 and 138,125,309 new ordinary shares, respectively (or 68.3%, in aggregate, of the total number of new shares being offered). Accordingly, we anticipate receiving gross proceeds of approximately €1,313 million and €1,080 million from Criteria CaixaCorp and Repsol YPF, respectively.

We have agreed with our majority shareholders that their respective commitments to contribute to our equity as described in “Our Acquisition of Unión Fenosa—Sources of Funds—Credit rating” will terminate upon the full subscription for, and settlement of, the capital increase. If, for any reason, the rights offering were not to be fully subscribed, following termination of the Underwriting Agreement or default by one or more of the managers, those commitments would remain in full force and effect, in each case to the extent not discharged through the subscription by them for new shares in the rights offering.

Lock-up Arrangements

See “Plan of Distribution—Lock-up Arrangements” for a description of certain lock-up arrangements entered into by our majority shareholders, ”la Caixa” and Repsol YPF.

RELATED PARTY TRANSACTIONS

In accordance with the Internal Code of Conduct on Matters Relating to the Securities Market (Código Interno de Conducta en Materiales Relativas a los Mercados de Valores), all related party transactions (as defined in Order EHA/3050/2004, of 15 September 2004) are required to be submitted to the Board of Directors for prior acknowledgement and approval before being entered into, reported to the CNMV every six months and included in the Annual Report. Furthermore, our Board Regulations grant the Appointments and Remuneration Committee the authority to issue reports on any transactions in which there may be a conflict of interest and in particular, any related party transactions submitted to the Board of Directors.

All related party transactions carried out during the years ended 31 December 2008 and 2007 have been carried out at arm’s length in the ordinary course of our business. ”la Caixa”, the parent company of Criteria CaixaCorp, one of our principal shareholders, and Caixa d’Estalvis de Catalunya (“Caixa Catalunya”), provide us with banking services and are party to several of our credit facilities, including arrangements in relation to the acquisition of Unión Fenosa. In addition, we engage in the sale and purchase of natural gas (in both gaseous and liquefied form) and other services with two of our principal shareholders, Repsol YPF and Suez, and we have entered into other agreements in the ordinary course of business with Repsol YPF, including joint management and development agreements in connection with certain of our businesses.

The following tables provide the key financial statistics of related party transactions carried out with our principal shareholders in the years ended 31 December 2008 and 2007 are included in the tables below.

Related party transactions for the year ended 31 December 2008

Expenses and income	”la Caixa” group	Repsol YPF group	GDF-Suez group(1)	HISUSA(5)	Caixa Catalunya
	(€ in thousands)
Financial expense	16,810	—	—	—	37
Leases(2)	3,174	8,460	—	—	—
Services received	—	27,005	14,667	—	—
Goods purchased (finished or in progress)	—	964,210	357,267	—	—
Other expenses(3)	12,339	8,904	665	—	304

Total expenses	32,323	1,008,579	372,599	—	341

Financial income	13,622	—	—	—	825
Leases(4)	—	463	—	—	—
Provision of services	—	18,803	39,878	—	—
Sale of goods (finished or in progress)	—	442,202	1,143,004	—	—
Other income	2,344	2,949	—	—	—

Total income	15,966	464,417	1,182,882	—	825

Notes:

(1)	Includes transactions with the Gaz de France group from 22 July 2008, following its merger with Suez.

(2)	Transactions with the ”la Caixa” group relate to the maintenance and leasing of vehicles. Transactions with the Repsol YPF group relate to the costs incurred in the leasing of tankers.

(3)	Includes contributions to pension funds, life insurance premiums, collective insurance schemes and others. With effect from 1 January 2008, we established a defined retirement savings contribution plan with a guaranteed yield, arranged through collective pension insurance policies with VidaCaixa, which replaced the deferred remunerated commitments previously in place.

(4)	Relates to the leasing of various sites.

(5)	Jointly owned by two of our principal shareholders, Criteria CaixaCorp (as to 49%) and the Suez group (as to 51%).

Other transactions	”la Caixa” group	Repsol YPF group	GDF-Suez group(1)	HISUSA	Caixa Catalunya
	(€ in thousands)
Acquisition of property, plant or equipment, intangible assets or other assets	—	219	—	—	—
Sale of property, plant or equipment, intangible assets or other assets(2)	—	2	—	—	—
Financing agreements: loans and capital contributions (lender)(3)	161,936	—	—	—	341
Financing agreements: loans and capital contributions (borrower)(4)	107,757	—	—	—	—
Financial lease agreements (lessee)	—	—	—	—	—
Deposits and guarantees given	39,418	—	—	—	—
Deposits and guarantees received	114,598	—	—	—	60,000
Dividends and other distributed profit	172,367	157,463	32,016	25,677	15,447
Other operations(5)	1,278,731	—	—	—	11,477

Notes:

(1)	Includes transactions with the Gaz de France group from 22 July 2008, following its merger with Suez.

(2)	Includes treasury and financial investments.

(3)	As part of the partnership agreement for the exploration and development of gas in Angola, we sold a 60% interest in Gas Natural West Africa, S.L. to the Repsol YPF group for €2 thousand.

(4)	As of 31 December 2008, we had available credit facilities in an aggregate amount of €232,335 thousand with the ”la Caixa” group, of which €28,428 thousand had been utilised. In addition, as of 31 December 2008, the ”la Caixa” group had a €79,329 thousand participation in syndicated loans to us. As of 31 December 2008, it included amounts drawn under the Acquisition Facilities in an amount of €48,491 thousand (see “Our Acquisition of Unión Fenosa—Sources of Funds—Acquisition Facilities”).

(5)	Other transactions with the ”la Caixa” group includes exchange rate and interest rate hedging arrangements we had in place with the ”la Caixa” group with a notional value of €807,141 thousand and €471,590 thousand, respectively. With respect to Caixa Catalunya, this includes interest rate hedging arrangements we had in place with Caixa Catalunya, with a notional value of €11,477 thousand.

Related party transactions for the year ended 31 December 2007

Expenses and income	”la Caixa” group	Repsol YPF group	Suez group	HISUSA	Caixa Catalunya
	(€ in thousands)
Financial expense	7,991	—	—	—	215
Leases(1)	3,377	157	—	—	—
Services received	—	12,809	4,303	—	—
Goods purchased (finished or in progress)	—	846,294	95,483	—	—
Other expenses(2)	6,368	6,420	—	—	315

Total expenses	17,736	865,680	99,786	—	530

Financial income	7,812	—	—	—	2,336
Leases(3)	—	120	—	—	—
Provision of services	—	13,426	37,416	—	—
Sale of goods (finished or in progress)	—	360,777	645,850	—	—
Other income	2,176	—	—	—	—

Total income	9,988	374,323	683,266	—	2,336

Notes:

(1)	Transactions with the ”la Caixa” group relate to the maintenance and leasing of vehicles. Transactions with the Repsol YPF group relate to the costs incurred in the leasing of tankers.

(2)	Includes contributions to pension funds, life insurance premiums, collective insurance schemes and others. With effect from 1 January 2008, we established a defined retirement savings contribution plan with a guaranteed yield, arranged through collective pension insurance policies with VidaCaixa, which replaced the deferred remunerated commitments previously in place.

(3)	Relates to the leasing of various sites.

Other transactions	”la Caixa” group	Repsol YPF group	Suez group	HISUSA	Caixa Catalunya
	(€ in thousands)
Acquisition of property, plant and equipment, intangible assets or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)(1)	110,703	—	—	—	—
Financing agreements: credit facilities and shareholder contributions (borrower)(2)	110,288	—	—	—	23,042
Financial leases (lessee)	—	—	—	—	1,472
Deposits and guarantees given	39,402	—	—	—	—
Deposits and guarantees received	83,605	—	—	—	60,000
Dividends and other distributed profit	145,081	135,363	14,124	22, 023	13,279
Other operations(3)	794,241	—	—	—	12,380

Notes:

(1)	Includes treasury and financial investments.

(2)	As of 31 December 2007, we had available credit facilities in an aggregate amount of €230,571 thousand with the ”la Caixa” group, of which €80,587 thousand had been utilised and the ”la Caixa” group had a €29,701 thousand participation in syndicated loans to us. We also had available credit facilities with Caixa Catalunya in an aggregate amount of €30,000 thousand, of which €23,042 thousand had been utilised.

(3)	Other operations with the ”la Caixa” group includes exchange rate and interest rate hedging arrangements we had in place with the ”la Caixa” group with a notional value of €403,841 thousand and €390,400 thousand, respectively. With respect to Caixa Catalunya, this includes interest rate hedging arrangements we had in place with Caixa Catalunya, with a notional value of €12,380 thousand.

For details of related party transactions carried out with our principal shareholders in the year ended 31 December 2006, please refer to the audited consolidated annual accounts as of and for the year ended 31 December 2006.

DESCRIPTION OF OUR SHARES

This summary of the rights attaching to our shares does not purport to be complete and is qualified in its entirety by reference to our by-laws and applicable Spanish law.

General

Our issued share capital as of the date of this offering memorandum is €447,776,028.00, represented by a single series of 447,776,028 registered ordinary shares in book-entry form with a nominal value of €1 each. In addition, in a general shareholders’ meeting held on 16 May 2007, our shareholders passed a resolution granting the Board of Directors the authority to increase the share capital for a term of five years in accordance with article 153.1.b) of the Spanish Companies Act (the “general authorisation”). Pursuant to the resolution, the Board of Directors are authorised to issue shares with or without voting rights, with or without a premium, on one or more occasion up to a maximum aggregate amount of half the share capital existing at the date that the resolution was passed (€223,888,014). The authorisation granted supersedes that granted at the general shareholders’ meeting of 30 April 2002.

In an extraordinary general shareholders’ meeting held on 10 March 2009, our shareholders further resolved to increase our share capital by €223,888,014 through the issue of 223,888,014 additional ordinary shares with a nominal value of €1.00 each (the “specific authorisation”) and delegated authority to our Board of Directors to effect a capital increase pursuant to the general authorisation and the specific authorisation simultaneously, aggregating the number of shares permitted to be issued under each authorisation.

Our Board of Directors resolved in its meeting held on 10 March 2009 to execute the share capital increase approved via the specific authorisation and to issue a further 223,888,014 shares pursuant to the general authorisation, increasing our share capital by €447,776,028.00 through the issue of 447,776,028 shares with a nominal value of €1.00 each pursuant to the rights offering described in this offering memorandum.

All of the ordinary shares of Gas Natural SDG are admitted to trading on the Spanish stock exchanges, on the Mercado Continuo and are part of the Sistema de Interconexión Bursatil Español (the “SIBE”). Shares representing 49% of the share capital of the Group company Gas Natural BAN trade on the Stock Exchange of Buenos Aires (Argentina). No shares of any other Group companies are admitted to trading.

All shares are fully paid up and non-assessable. Both residents and non-residents of Spain may hold our shares and exercise the attached voting rights subject to the restrictions set out below.

As of the date of this offering memorandum, we have not issued any (i) rights to subscribe, (ii) non-voting shares, (iii) convertible debentures, or (iv) other similar financial instruments which may give the right, directly or indirectly, to subscribe for shares in the Company.

General Meetings and Voting Rights

Pursuant to our by-laws and Spanish corporate law, our ordinary general shareholders’ meeting must be convened by the Board of Directors within the first six months of each financial year in order to approve the annual accounts, the allocation of net income and the Board’s administration of the previous year. Extraordinary general shareholders’ meetings shall be called by the Board of Directors whenever it deems appropriate or within 30 days of receipt of a request from shareholders who together hold at least 5% of our share capital. Notices of all shareholders’ meetings, including all matters to be addressed, are required to be published in the Commercial Registry’s Official Gazette (Boletín Oficial del Registro Mercantil) and in at least one local newspaper of wide distribution in Barcelona at least one month prior to the meeting. The text of the notice must also be disclosed on our website (www.gasnatural.com).

Shareholders who together hold at least 5% of the share capital may request that additional items be added to the agenda of a general shareholders’ meeting by delivering official notice to the principal office of the Company within five days of the publication of the notice of the meeting. We are then required to publish a supplement to the notice of the meeting containing the additional items of the agenda at least 15 days prior to the date specified for the meeting.

Each share entitles the holder to one vote and there is no limit as to the maximum number of voting rights that may be held by each shareholder or by companies of the same group. Only holders of 100 or more shares are entitled to attend a general shareholders’ meeting, but holders of fewer than 100 shares may aggregate their shareholdings and select a shareholder as their representative to attend a general shareholders’ meeting.

Under Spanish corporate law, shareholders who voluntarily aggregate their shares so that the aggregated shareholding is equal to or greater than the result of dividing the total capital stock by the number of directors have the right to appoint a corresponding proportion of the members of the Board of Directors (fractions are disregarded). Shareholders who exercise this right may not vote on the appointment of other directors.

Any shareholder having the right to attend a general shareholders’ meeting may be represented by a proxy, who must be a shareholder with equal attendance rights. We should be notified of the conferral of a proxy at least three days before the date on which the meeting is due to be held. Powers of proxy should be granted specifically for each meeting and shall be valid for such meeting only (including any adjournment thereof). The above restrictions do not apply where the proxy is a spouse or descendant of the relevant shareholder, or where a proxy has a general power, reflected in a public document (that has been witnessed by a public notary) to administer all the assets of the shareholder in Spain. Powers of proxy may be revoked. Attendance at the meeting by the shareholder represented shall in itself imply a revocation of such powers.

Subject to the minimum share requirements and aggregation rules described in the preceding paragraphs, shareholders duly registered in the book-entry records maintained by Iberclear and its member entities five days prior to the day on which a general shareholders’ meeting is held, may, in the manner provided in the notice for such meeting, attend and vote at such meeting.

The quorum requirement for a general shareholders’ meeting established in our by-laws, in accordance with Spanish law, provides that, on first call, shareholders representing at least 25% of our voting share capital are present in person or by proxy for a general shareholders’ meeting or extraordinary general shareholders’ meeting to be duly constituted. If on the first call a quorum is not present, the meeting can be reconvened by a second call at which time the meeting shall be validly constituted regardless of the number of shareholders present. The interval between the first and second call for a general shareholders’ meeting (between the time fixed for any meeting and the time fixed for any adjournment thereof) must be at least 24 hours.

A resolution to issue debentures (obligaciones), to increase or reduce the share capital, to approve a merger (fusión), spin-off (escisión) or reorganisation (transformación), to wind up (disolución) the Company or to modify the by-laws in any way, requires on a first call the presence, in person or by proxy, of shareholders representing at least 50% of our voting share capital and on a second call the presence, in person or by proxy, of shareholders representing at least 25% of the voting share capital. If, on the second call, the shareholders present or represented by proxy represent less than 50% of the voting share capital, such resolutions require shareholders representing two-thirds of the voting share capital present or represented at such meeting to vote in favour to be validly passed. In all other cases, resolutions at general shareholders’ meetings require a simple majority of the votes cast.

Voting on the resolutions included in the agenda of a shareholders’ meeting may be exercised by shareholders by post or electronic means before the general shareholders’ meeting is held. Shareholders may also exercise their vote on-line during the general shareholders’ meeting if the Company has provided a system that facilitates on-line voting.

A resolution passed in a shareholders’ meeting is binding on all shareholders. However, in the case of resolutions contrary to Spanish law, all shareholders, directors and interested third parties have the right to contest. In the case of resolutions prejudicial to the interests of the Company or contrary to the Company’s by-laws, those shareholders who (i) attended the shareholders’ meeting and recorded their opposition in the minutes of the meeting, (ii) were absent from the meeting, or (iii) were unlawfully prevented from casting their vote, as well as the directors, they have the right to contest the resolution. In certain circumstances (such as a modification of the corporate purpose of a company), Spanish law gives dissenting or absent shareholders the right to withdraw from the Company. If such right were to be exercised, the Company would be obliged to purchase the relevant shareholding(s) at a price equal to the average market value of the shares for the preceding three-month period.

Pre-emption Rights and Increases in Share Capital

Holders of our shares or convertible debentures have pre-emption rights to subscribe for any new shares or debentures convertible into shares issued by us, in proportion to the shares held, or would be held on conversion of the convertible debentures, as the case may be. Such pre-emption rights must be exercised within the term given by the Board of Directors (which must be no less than 15 calendar days from publication of the notice of the rights offering in the Commercial Registry’s Official Gazette). These pre-emption rights may be waived by a resolution passed at a general shareholders’ meeting or by the Board of Directors (if, by a resolution of the general shareholders’ meeting, the Board of Directors has been granted a general right to increase the share capital and to waive pre-emption rights), in accordance with Article 159 of the Companies Act.

Pre-emption rights shall not be granted in the event of an increase in share capital to meet the requirements of a convertible debenture issue or a merger in which shares are issued as consideration. Pre-emption rights are transferable, may be traded on the Spanish stock exchanges and may be of value to existing shareholders as new shares may be offered for subscription at prices lower than prevailing market prices.

Dividends and Liquidation Rights

Under Spanish law, payment of the year-end dividend must be proposed by the Board of Directors and authorised by the shareholders at a general shareholders’ meeting. Payment of interim dividends may be authorised either at a general shareholders’ meeting or by the Board of Directors (subject to legal and procedural requirements). Shareholders participate in dividends declared for each year from the date agreed by a general shareholders’ meeting. Pursuant to Spanish law, dividends may only be paid out of profits (after the necessary transfer to legal reserves) or distributable reserves.

All of our shares are ordinary shares and as such do not attach a right to receive a minimum dividend.

Upon the liquidation of the Company, shareholders would be entitled to receive pro rata any assets remaining after the payment of the Company’s debts and taxes and any costs incurred in the liquidation.

Dividends payable to non-residents of Spain are subject to Spanish withholding tax at the rate of 18%. However, residents of certain countries will be entitled to the benefits of a Double Taxation Treaty. For further information, see “Taxation—Spanish Tax Considerations”.

Registration and Transfers

Our shares are held in book-entry form and are indivisible. Joint holders of one share must designate a single person to exercise their shareholder rights, but they are jointly and severally liable to us for all the obligations relating to their status as shareholders, such as the payment of any pending capital calls. Iberclear, which manages the Spanish clearance and settlement system of the Spanish stock exchanges, maintains the central registry that reflects the number of shares held by each of its member entities (entidades participantes) and the amount of these shares held by beneficial owners. Each member entity, in turn, maintains a registry of the beneficial owners of such shares.

As a general rule, transfers of shares listed on the Spanish stock exchanges must be made through or with the participation of a member of a Spanish stock exchange. Brokerage firms, official stockbroker or dealer firms, Spanish credit entities, investment services entities authorised in other EU member states and investment services entities authorised by their relevant authorities in accordance with Spanish regulations are eligible to be members of the Spanish stock exchanges. The transfer of shares may be subject to certain fees and expenses.

Reporting Requirements

Pursuant to Royal Decree 1362/2007 of 19 October 2007, any individual or legal entity who, by whatever means, purchases or transfers shares which grant voting rights in a company for which Spain is listed as the Country of Origin (Estado Miembro) (as defined therein) and which is listed on a secondary official market or other regulated market in the EU, must notify the relevant issuer and the CNMV, if, as a result of such transaction, the proportion of voting rights held by that individual or legal entity reaches, exceeds or falls below a 3% threshold of the Company’s total voting rights. The notification obligations are also triggered at thresholds of 5% and multiples thereof (excluding 55%, 65%, 85%, 95% and 100%).

The individual or legal entity obliged to carry out the notification must serve the notification by means of the standard form approved by the CNMV from time to time, within four business days from the date on which the transaction is acknowledged (the Royal Decree deems a transaction to be acknowledged within two business days from the date on which such transaction is entered into). Should the individual or legal entity effecting the transaction be a non-resident in Spain, notice must also be served to the Spanish Registry of Foreign Investments maintained by the General Bureau of Commerce and Investments within the Ministry of Economy.

The reporting requirements apply not only to the purchase or transfer of shares, but also to those transactions in which, without purchase or transfer, the proportion of voting rights of an individual or legal entity reaches, exceeds or falls below the threshold that triggers the obligation to report as a consequence of a change in the total number of voting rights of a company on the basis of the information reported to the CNMV and disclosed by it.

Regardless of the actual ownership of the shares, any individual or legal entity with a right to acquire, transfer or exercise voting rights granted by the shares, and any individual or legal entity who owns, acquires or transfers, whether directly or indirectly, other securities or financial instruments which grant a right to acquire shares with voting rights, will also have an obligation to notify the company and the CNMV of the holding of a significant stake in accordance with the regulations.

Should the individual or legal entity effecting the transaction be resident in a tax haven (as defined under Royal Decree 1080/1991 of 5 July 1991), the threshold that triggers the obligation to disclose the acquisition or disposition of our shares is reduced to 1% (and successive multiples thereof).

We will be required to report to the CNMV any acquisition of our own shares which, aggregated together with all other acquisitions since the last notification, reaches or exceeds 1% of the Company’s share capital (irrespective of whether we have sold any of our own shares in the same period). In such case, the notification must include the number of shares acquired since the last notification (detailed by transaction), the number of shares sold (detailed by transaction) and the resulting net holding of treasury shares.

All members of the Board of Directors must report to both the Company and the CNMV, the percentage and number of voting rights in the Company held by them at the time of becoming or ceasing to be a member of the Board of Directors. Furthermore, all members of the Board of Directors must report any change in the percentage of voting rights they hold, regardless of the amount, as a result of any acquisition or disposition of our shares or voting rights, or financial instruments which carry a right to acquire or dispose of shares which have voting rights attached, including any stock-based compensation that they may receive pursuant to any of our compensation plans.

Members of our senior management must also report any stock-based compensation that they may receive pursuant to any of our compensation plans or any subsequent amendment to such plans. Royal Decree 1362/2007 refers to the definition given by Royal Decree 1333/2005, of 11 November 2005, developing the Stock Market Act, regarding market abuse, which defines senior management (directivos) as those “high-level employees in positions of responsibility with regular access to insider information (información privilegiada) related, directly or indirectly, to the issuer and that, furthermore, are empowered to adopt management decisions affecting the future development and business perspectives of the issuer”.

In addition, pursuant to Royal Decree 1333/2005 of 11 November 2005 (implementing European Directive 2004/72/EC), any member of our Board of Directors and any of our senior management or any parties closely related to any of them, as such terms are used therein, must report to the CNMV any transactions carried out with respect to our shares or derivatives or other financial instruments relating to our shares within five business days of such transaction. The notification of the transaction must include particulars of, among others, the type of transaction, the date of the transaction and the market in which the transactions were carried out, the number of shares traded and the price paid.

The Securities Market Act (Law 24/1998, of 28 July 1988) and the Spanish Companies Act (Royal Decree 1564/1989) require parties to disclose certain types of shareholders’ agreements which concern the exercise of voting rights at a general shareholders’ meeting or contain restrictions or conditions on the transferability of shares or bonds that are convertible or exchangeable into shares. If our shareholders enter into such agreements with respect to our shares, they must disclose the execution, amendment or extension of such agreements to us and the CNMV and file such agreements with the appropriate commercial registry. Failure to comply with these disclosure obligations renders any such shareholders’ agreement unenforceable and constitutes a violation of the Securities Market Act.

Information to Shareholders

Under Spanish law, shareholders are entitled to receive certain company information, including information regarding any amendment to the by-laws, any increase or reduction in the share capital of the Company, the approval of the annual accounts, any issuance of debt securities by the Company, a merger or spin-off of the Company, the winding-up or liquidation of the Company, or any other major corporate actions.

Furthermore, in accordance with our by-laws, shareholders may request any reports or explanations that they consider necessary in respect of the matters included in the agenda of a general shareholders’ meeting, either in writing beforehand or orally at the meeting. The Board of Directors is obliged to provide such reports and explanations except in cases where, in the Chairman’s opinion, public exposure of the information requested may be detrimental to the interests of the Company. However, this exception shall not apply should the request be backed by shareholders which together hold 25% or more of our share capital.

Shareholder Claims

Under Spanish law, directors are liable to shareholders for any illegal acts they may carry out or that violate the by-laws of the Company, or for failure to carry out their legal duties with due diligence and care. Shareholders must generally bring actions against directors in the province where our head office is located (currently Barcelona, Spain).

Restrictions on Foreign Investment and Exchange Control Regulations

Restrictions on Foreign Investment

Exchange controls and foreign investments were, with certain exceptions, completely liberalised by Royal Decree 664/1999, of 23 April 1999, in conjunction with the Spanish Foreign Investment Law (Law 18/1992), bringing the existing legal framework on foreign investments in line with the provisions of the Treaty of the European Union.

According to Royal Decree 664/1999 on Foreign Investments and Law 18/1992, and subject to the restrictions described below, foreign investors may invest freely in shares of Spanish companies as well as transfer invested capital, capital gains and dividends out of Spain without limitation (subject to applicable taxes and exchange controls). For foreign investors who are not resident in a tax haven, notification is only required to be given to the Spanish Registry of Foreign Investments following an investment or divestiture, and such notification is solely for statistical, economic and administrative purposes. Where the investment or divestiture is made in shares of a Spanish company listed on any of the Spanish stock exchanges, the duty to provide notice of a foreign investment or divestiture lies with the relevant entity with whom the shares (in book-entry form) have been deposited or which has acted as an intermediary in connection with the investment or divestiture.

If the foreign investor is a resident of a tax haven, notice must be provided to the Spanish Registry of Foreign Investments prior to making the investment, as well as after the transaction has been completed. However, prior notification is not necessary in the following cases:

•	investments in listed securities, whether or not such securities are trading on an official secondary market;

•	investments in participations in investment funds registered with the CNMV; and

•	foreign shareholdings that do not exceed 50% of the capital of the Spanish company in which the investment is made.

Investments in certain industries are subject to additional regulation to that described above, but there is no such additional regulation for companies operating in the energy industry. These restrictions do not apply to investments made by EU residents, other than investments by EU residents in activities relating to the Spanish defence sector or the manufacturing and sale of weapons and explosives for non-military use.

The Spanish Council of Ministers, acting on the recommendation of the Ministry of Economy, may suspend the aforementioned provisions relating to foreign investments for reasons of public policy, health or safety, either generally or in respect of investments in specified industries, in which case any proposed foreign investments falling within the scope of such suspension would be subject to prior authorisation from the Council of Ministers, acting on the recommendation of the Ministry of Economy.

Exchange Control Regulations

Pursuant to Royal Decree 1816/1991 of 20 December 1991, relating to economic transactions with non-residents, and EC Directive 88/361/EEC, charges, payments or transfers between non-residents and residents of Spain must be made through a registered entity, such as a bank or other financial institution registered with the Bank of Spain and/or the CNMV (entidades registradas), through bank accounts opened abroad with a foreign bank or a foreign branch of a registered entity, in cash, or by cheque payable to bearer. All charges, payments or transfers which exceed €6,010, if made in cash or by cheque payable to bearer, must be notified to the Spanish exchange control authorities.

Treasury Stock (Autocartera)

Spanish law allows companies to acquire their own shares subject to authorisation being granted by the shareholders in general meeting and certain other restrictions and requirements set out in article 75 et seq. of the Companies Act.

A resolution was passed at the general shareholders’ meeting of 16 May 2007 authorising the Board of Directors to acquire, on a non-gratuitous basis, fully paid-up shares in the Company up to a maximum of 5% of the total share capital. The authorisation is valid for a period of 18 months from the date of the meeting and the acquisitions may be made on one or more occasion, provided that the aggregate number of shares held by us and our subsidiaries does not exceed 5% of the total share capital of the Company at any time. The minimum and maximum acquisition price shall be the share price on the Spanish stock exchanges, with an upward or downward variation of 5%. If the shares are not listed, the maximum and minimum acquisition price shall be fixed at between one and a half and two times the book value of the shares, as per the latest audited consolidated balance sheet. The Board of Directors may delegate this authorisation to the person or persons it deems appropriate. This authorisation, including the restrictions on the acquisition price, also applies to the acquisition of our shares by our subsidiaries.

As of the date of this offering memorandum, we do not hold any treasury stock.

Spanish restrictions on the voting rights of certain investors

The 27th Additional Provision of Spanish Law 55/1999, of 29 December 1999, as amended (the “Provision”), limits the manner in which all state-owned companies or state agencies, including any entity or company in which a state-owned company or state agency holds the majority of the shares or exercises control in any form whatsoever, which hold a significant shareholding (participación significativa) in companies with national influence (Sociedades de ámbito estatal) in any of the Spanish energy markets (i.e., electricity, gas and oil) may exercise their voting rights. Although not specifically provided for in the Provision, the suspension of voting rights has been applied on various occasions to all shares held by an affected shareholder in a Spanish energy company. Therefore, the Provision will be applicable once such state-owned companies or state agencies hold a stake equal to or more than 3% of the voting rights of our Company after the settlement of the rights issue. In addition, the Provision obliges a state-owned company or state agency to notify the Ministry of Economy on acquiring a significant shareholding. Once notification has been received, the National Energy Commission must issue a non-binding report. The decision as to whether or not to authorise the exercise of the relevant voting rights or impose conditions restricting their exercise ultimately rests with the Spanish government. The Spanish government shall issue its decision within a period of two months from the date of notification (in the absence of such decision being issued, the request is deemed to have been authorised). Until the Spanish government makes its decision, either by express resolution or the expiration of the two-month period, the entities in question may not exercise the voting rights corresponding to their shareholdings.

SHARE TRADING INFORMATION

Share Information

Our shares are currently listed on the stock exchanges located in Madrid, Barcelona, Bilbao and Valencia and are traded on the Sistema de Interconexión Bursátil Español or “SIBE” (also known as the Mercado Continuo), the automated quotation system of the Spanish stock exchanges. The table below sets forth, for the periods indicated, the high and low sale prices for our shares, as reported on the SIBE.

	Sale price
	High	Low
	(€ per ordinary share)
2009 (through 28 February 2009) as of the end of:
January 2009	22.28	18.55
February 2009	18.89	14.02

2008 as of the end of:
First Quarter	42.45	33.27
Second Quarter	40.78	34.56
Third Quarter	37.74	23.59
Fourth Quarter	27.53	18.51

2007 as of the end of:
First Quarter	35.48	29.00
Second Quarter	45.76	34.97
Third Quarter	45.74	34.76
Fourth Quarter	44.00	37.45

2006 as of the end of:
First Quarter	27.80	22.80
Second Quarter	24.79	21.74
Third Quarter	31.63	22.59
Fourth Quarter	32.88	28.75

On 11 March 2009, the trading day prior to the public announcement of the rights offering, the closing price of our shares on the SIBE was €11.70.

Though our shares have historically been relatively liquid, we cannot assure you that an active trading market for our shares will be sustained as a result of the rights offering. We have applied to list the new shares on the Spanish stock exchanges and to have the shares quoted on the SIBE.

SIBE

The SIBE links the four Spanish stock exchanges, providing those securities listed on it with a uniform continuous market that eliminates certain of the differences among the local exchanges. The principal feature of the system is the computerised matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or cancelled until executed. The activity of the market can be continuously monitored by investors and brokers. The SIBE is operated and regulated by Sociedad de Bolsas, S.A. (“Sociedad de Bolsas”). All trades on the SIBE must be placed through a brokerage firm, a dealer firm or a credit entity that is a member of a Spanish stock exchange.

In a pre-opening session held from 8:30 a.m. to 9:00 a.m. each trading day, an opening price is established for each security traded on the SIBE based on a real-time auction in which orders can be entered, modified or cancelled but are not executed. During this pre-opening session, the system continuously displays the price at which orders would be executed if trading were to begin. Market participants only receive information relating to the auction price (if applicable) and trading volume permitted at the current bid and offer price. If an auction price does not exist, the best bid and offer price and associated volumes are shown. The auction terminates with a random period of 30 seconds in which share allocation takes place. Until the allocation process has finished, orders cannot be entered, modified or cancelled. In exceptional circumstances (including the inclusion of new securities on the SIBE) and after giving notice to the CNMV, Sociedad de Bolsas may establish an opening price without regard to the reference price (the previous trading day’s closing price), alter the price range for permitted orders with respect to the reference price or modify the reference price.

The computerised trading hours are from 9:00 a.m. to 5:30 p.m. During the trading session, the trading price of a security is permitted to vary up to a maximum so-called “static” range of the reference price, provided that the trading price for each trade of such security is not permitted to vary in excess of a maximum so-called “dynamic” range with respect to the trading price of the immediately preceding trade of the same security. If, during the trading session, there are matching bid and ask orders for a security within the computerised system which exceed any of the above ‘static’ and/or ‘dynamic’ ranges, trading on the security is automatically suspended and a new auction is held where a new reference price is set, and the ‘static’ and ‘dynamic’ ranges will apply over such new reference price. The ‘static’ and ‘dynamic’ ranges applicable to each particular security are set up and reviewed periodically by Sociedad de Bolsas.

Between 5:30 p.m. and 8:00 p.m., trades may occur outside the computerised matching system without prior authorisation of Sociedad de Bolsas (provided such trades are communicated to Sociedad de Bolsas), at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day if there are no outstanding bids or offers, respectively, on the system matching or bettering the terms of the proposed off-system transaction and, if, among other things, the trade involves more than €300,000 and more than 20% of the average daily trading volume of the stock during the preceding three months. These trades must also relate to individual orders from the same person or entity and be reported to Sociedad de Bolsas before 8:00 p.m. At any time trades may take place (with the prior authorisation of Sociedad de Bolsas) at any price if:

•	the trade involves more than €1.5 million and more than 40% of the average daily trading volume of the stock during the preceding three months;

•	the transaction derives from a merger or spin-off, or from the reorganisation of a group of companies;

•	the transaction is executed for the purpose of settling litigation or completing a complex set of contracts; or

•	Sociedad de Bolsas finds other appropriate cause.

Information with respect to the computerised trades between 9:00 a.m. and 5:30 p.m. is made public immediately, and information with respect to trades outside the computerised matching system is reported to the Sociedad de Bolsas by the end of the trading day and published in the Stock Exchange Official Gazette (Boletín de Cotización) and on the computer system by the beginning of the next trading day.

Clearance and Settlement System

Transactions carried out on the SIBE are cleared and settled through Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (“Iberclear”). Only participating entities of Iberclear are entitled to use it, and access to become a participating entity is restricted to authorised members of the Spanish stock exchanges, the Bank of Spain (when an agreement, approved by the Spanish Ministry of Economy, is reached with Iberclear) and, with the approval of the CNMV, other brokers not members of the Spanish stock exchanges, banks, savings banks and foreign settlement and clearing systems. Iberclear is owned by Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. (Spanish Exchanges and Markets, Holding Company of Markets and Financial Systems), a holding company which holds a 100% interest in each of the Spanish official secondary markets and settlement systems. The clearance and settlement system and its participating entities are responsible for maintaining records of purchases and sales under the book entry system. Shares of listed Spanish companies are held in book-entry form. Iberclear, which manages the clearance and settlement system, maintains a registry reflecting the number of shares held by each of its participating entities on its own behalf as well as the number of shares held on behalf of third parties. Each participating entity, in turn, maintains a registry of the owners of such shares. Spanish law considers the legal owner of the shares to be:

•	the participating entity appearing in the records of Iberclear as holding the relevant shares in its own name; or

•	the investor appearing in the records of the participating entity as holding the shares.

Iberclear has approved regulations introducing the so-called “T+3 Settlement System” by which the settlement of any transactions must be made within three business days following the date on which the transaction was carried out.

Obtaining legal title to shares of a company listed on a Spanish stock exchange requires the participation of a Spanish official stockbroker, broker-dealer or other entity authorised under Spanish law to record the transfer of shares. To evidence title to shares, at the owner’s request the relevant participating entity must issue a certificate of ownership. If the owner is a participating entity, Iberclear is in charge of the issuance of the certificate with respect to the shares held in the participating entity’s name.

Euroclear and Clearstream, Luxembourg

Shares deposited with depositories for Euroclear Bank, S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”) and credited to the respective securities clearance account of purchasers in Euroclear or Clearstream against payment to Euroclear or Clearstream will be held in accordance with the Terms and Conditions Governing Use of Euroclear and Clearstream, the operating procedures of the Euroclear System, as amended from time to time, and the Management Regulations of Clearstream and the instructions to Participants of Clearstream as amended from time to time, as applicable. Persons on whose behalf accounts at Euroclear or Clearstream are maintained and to which shares have been credited (“investors”) shall have the right to receive the number of shares equal to the number of shares so credited, upon compliance with the foregoing regulations and procedures of Euroclear or Clearstream.

With respect to the shares that are deposited with depositories for Euroclear or Clearstream, such shares will be initially recorded in the name of Euroclear or one of its nominees or in the name of Clearstream or one of its nominees, as the case may be. Thereafter, investors may withdraw shares credited to their respective accounts if they wish to do so, upon payment of the applicable fees described below, if any, and obtaining the relevant recording in the book-entry registries kept by the members of lberclear.

Under Spanish law, only the record holder of the shares according to the registry kept by Iberclear is entitled to receive dividends and other distributions and to exercise voting, pre-emptive and other rights in respect of such shares. Euroclear or its nominee or Clearstream or its nominee will be the sole record holder of the shares that are deposited with the depositories for Euroclear and Clearstream, respectively, until such time as investors exercise their rights to withdraw such shares and cause them to obtain the recording of the investor’s ownership of the shares in the book-entry registries kept by the members of Iberclear.

Cash dividends or cash distributions, as well as stock dividends or other distributions of securities, received in respect of the shares that are deposited with the depositories for Euroclear and Clearstream will be credited to the cash accounts maintained on behalf of the investors at Euroclear and Clearstream, as the case may be, after deduction for applicable withholding taxes, in accordance with the applicable regulations and procedures of Euroclear and Clearstream. See “Taxation”.

Each of Euroclear and Clearstream will endeavour to inform investors of any significant events of which they have notice affecting the shares recorded in the name of Euroclear or its nominees and Clearstream or its nominees and requiring action to be taken by investors. Each of Euroclear and Clearstream may, at its discretion, take such action as it shall deem appropriate in order to assist investors to direct the exercise of voting rights in respect of the shares. Such actions may include (i) acceptance of instructions from investors to execute or to arrange for the execution of, proxies, powers of attorney or other similar certificates for delivery to us, or our agent or (ii) voting of such shares by Euroclear or its nominees and Clearstream or its nominees in accordance with the instructions of investors.

If we offer or cause to be offered to Euroclear or its nominees and Clearstream or its nominees, as the record holders of the shares that are deposited with the depositories for Euroclear and Clearstream, respectively, any rights to subscribe for additional shares or rights of any other nature, each of Euroclear and Clearstream will endeavour to inform investors of the terms of any such rights offering of which it has notice in accordance with the provisions of its regulations and procedures referred to above. Such rights will be exercised, insofar as practicable and permitted by applicable law, according to written instructions received from investors, or such rights may be sold and, in such event, the net proceeds will be credited to the cash account maintained on behalf of the investor with Euroclear or Clearstream.
Tender Offers

On 12 April 2007, the Spanish parliament approved Law 6/2007, which implements European Directive 2004/25/EC on takeover bids into Spanish law, and on 27 July 2007, the Spanish government approved Royal Decree 1066/2007, which contains regulations developing further the provisions set out in Law 6/2007. Law 6/2007 and Royal Decree 1066/2007, which both became effective on 13 August 2007, introduced significant amendments to the Spanish rules governing tender offers. In particular:

•	a bidder must make a tender offer in respect of 100% of the issued shared capital of a target company if:

•	it acquires an interest in shares which (taken together with shares in which persons acting in concert with him are interested) carry 30% or more of the voting rights of the target company;

•

it acquires an interest in shares which (taken together with shares in which persons acting in concert with him are interested) carry less than 30% of the voting rights but, within the period of 24 months following the acquisition, the bidder has appointed a majority of the members of the target company’s board of directors; or

•	it holds 30% or more of the voting rights of the target company on the date the law came into force, and subsequently:

•	acquires, within 12 months, an additional interest in shares which carries 5% or more of the voting rights;

•	acquires an additional interest in shares so that the bidder’s aggregate interest carry 50% or more of the voting rights; or

•	acquires an additional interest in shares and, within a period of 24 months following such acquisition, the bidder has appointed a majority of the members of the target company’s board of directors;

•	‘a priori’ or partial tender offers (i.e. in respect of less than 100% of the issued share capital of a target company) become voluntary;

•

the board of directors of a target company is exempt from the rule prohibiting board interference with a tender offer (the “passivity rule”) provided that; (i) it has been authorised by the general shareholders’ meeting to take the action or enter into the transaction which could disrupt the offer; or (ii) it has been released from the passivity rule by the general shareholders’ meeting vis-à-vis bidders, with a registered office outside Spain whose boards of directors are not subject to an equivalent passivity rule; and

•

defensive measures included in a listed company’s bylaws and transfer and voting restrictions included in agreements among a listed company’s shareholders will remain in place whenever the company is the target of a tender offer unless the general shareholders’ meeting resolved otherwise (in which case any shareholders whose rights are diluted or otherwise adversely affected may be entitled to compensation).

TAXATION

Spanish Tax Considerations

General

The following is a summary of the material Spanish tax consequences arising from the rights offering. As regards the discussion below of direct taxation, this section analyses the taxation regime applicable to:

•	rightsholders and shareholders which are:

(i)	resident in Spain for tax purposes;

(ii)	not resident and carry on their business through a permanent establishment in Spain and are therefore treated for tax purposes as having tax residency in Spain; or

(iii)	individuals resident in other member states of the EU (that do not qualify as a tax haven) who are subject to NRIT (as defined below) and whose income obtained in Spain from work and business activities is in excess of 75% of their total income in a tax period and who elect to be subject to Personal Income Tax; and

•	all non-resident rightsholders and shareholders not otherwise included in (ii) or (iii) above.

This summary is based only upon the applicable Spanish legislation in force as of the date of this offering memorandum and prospective investors should be aware that Spanish legislation may be repealed, revoked or modified at any time (including with retroactive effect), and that the interpretation of such legislation by the Spanish tax authorities is also subject to change. Moreover, this summary does not extend to cover the tax systems in local territories (territories forales) and the specific legislation enacted, where applicable, by each autonomous region (comunidad autónoma) under its legislative powers. Accordingly, the analysis below does not address all of the possible tax consequences of the rights offering or the tax regime applicable to all categories of investors, some of which may be subject to special rules (for instance, collective investment schemes).

Prospective investors in rights or shares issued under the rights offering should consult their own tax advisers regarding the current legislation in force, any change to such legislation (or its interpretation) and the tax consequences in their particular circumstances of the acquisition, ownership and transfer of the rights and shares issued pursuant to the rights offering.

As of the date of this offering memorandum, the key legislation applicable includes Law 35/2006, of 28 November 2006, on Personal Income Tax (“LPIT”), Royal Legislative Decree 4/2004, of 5 March 2004, on Corporation Tax (“LCT”), Royal Legislative Decree 5/2004, of 5 March 2004, on Non-Resident Income Tax (“LNRIT”) and Law 29/1987, of 18 December 1987, on Inheritance and Gift Tax (“LIGT”).

Taxation upon allotment, exercise or transfer of the preferential rights of the rights offering

Indirect taxation

The allotment, exercise and, if applicable, transfer of the preferential rights shall be exempt from Transfer Tax, Stamp Duty and Value Added Tax, in accordance with the terms and with the exceptions of article 108 of the Stock Exchange Law.

Direct Taxation

Individuals with tax residency in Spain

Allotment and exercise of preferential rights. The allotment and exercise of the preferential rights is not considered to be a taxable event under Spanish law and therefore is not subject to Personal Income Tax.

Transfer of the preferential rights. If an individual shareholder transfers all or part of his preferential rights under the rights offering, the proceeds received are, for tax purposes, applied to reduce the acquisition value of the existing ordinary shares to which they pertain. Such reduction in acquisition value will have tax consequences in the future in the event of such shares being sold. Any amount received for the transfer of preferential rights in excess of the acquisition value of his existing shares will be regarded as a capital gain subject to taxation at the rate of 18%.

In the event that not all preferential rights are transferred, the rights being sold shall correspond to the shares acquired first (“FIFO criteria”).

Legal entities with tax residency in Spain

Allotment and exercise of preferential rights. The allotment and exercise of the preferential rights is not considered a taxable event under Spanish law and therefore is not subject to Corporation Tax.

Transfer of the preferential rights. Taxation of the sale of the preferential rights shall be determined by the accounting of the sale by the seller.

Individuals and legal entities with no tax residency in Spain

Allotment and exercise of preferential rights. The allotment and exercise of the preferential rights is not considered a taxable event under Spanish law and therefore is not subject to Non-Resident Income Tax (“NRIT”).

Transfer of the preferential rights. Generally, income obtained from the transfer of the preferential rights is, for tax purposes, applied to reduce the acquisition value of the existing shares to which they pertain. Such reduction in acquisition value will have tax consequences in the future when such shares are sold. Any amount received in excess of the acquisition value of the existing shares will be regarded as a capital gain subject to taxation at the rate of 18%. However, such income shall be exempt in the following cases:

(i)	Capital gains derived from the transfer of the preferential rights on an official Spanish secondary stock market (such as the Spanish stock exchanges) by any shareholder without acting though a permanent establishment in Spain who is resident in a country that has entered into a Double Taxation Treaty (“DTT”) with Spain containing an exchange of information clause. This exemption would not be applicable to capital gains obtained by the shareholder through a country or territory that is defined as a tax haven by Spanish regulations.

(ii)	Capital gains obtained directly by a shareholder resident of another EU member state or indirectly through a permanent establishment of such shareholder in a EU member state other than Spain, provided that the shareholder has not held a direct or indirect interest of 25% or more in the share capital or net equity of the Company during the preceding twelve months, the Company’s assets are not mainly composed directly or indirectly, of real estate assets and the gain is not obtained through a country or territory that is defined as a tax haven by Spanish regulations.

(iii)	Capital gains realised by non-residents in Spain who benefit from a DTT that establishes the exemption in Spain for such capital gains.

Taxation on ownership and transfer of the shares of the rights offering

Indirect taxation

The acquisition of the shares and any subsequent transfer will be exempt from Transfer Tax, Stamp Duty and Value Added Tax, under the terms and with the exemptions contained in article 108 of the Stock Exchange Law and the corresponding articles in the laws regulating the aforementioned taxes.

Direct taxation

Individuals with tax residency in Spain

Personal Income Tax

Dividend taxation and other income. According to the LPIT, the following, amongst others, shall be treated as gross capital income: income received by a resident in Spain in the form of dividends, shares in profits, consideration paid for attendance at shareholders’ meetings, income from the creation or assignment of rights of use or enjoyment of the shares and any other income received in their capacity as shareholders.

Gross capital income shall be reduced by any administration and custody costs (but not by portfolio management costs) and the net amount shall be taxable at the fixed rate of 18%.

However, according to the LPIT, dividends, shares in profits, considerations paid for attendance at shareholders’ meetings and any other income arising from other assets (except for the delivery of bonus shares which entitle the holder to share in the profits according to the by-laws or a decision of the company) will be exempt from Personal Income Tax up to an aggregate amount of €1,500. This limit will be applicable to all dividends and profit participations obtained by the taxpayer in its capacity as a shareholder during a calendar year.

Such exemption will not be applicable to dividends arising from securities acquired by the shareholder during the two months prior to the dividend distribution date if the shareholder sells securities of the same type during the two months following such date.

The payment to shareholders of dividends or any other distribution will be subject to a general withholding tax at the rate of 18% without taking into consideration the €1,500 exemption described above. Such withholding tax will be deductible from the net Personal Income Tax payable (cuota líquida), and if the amount of tax withheld is greater than the amount of the net Personal Income Tax payable, the taxpayer will be entitled to a refund of the excess withheld in accordance with the LPIT.

Share premium distributions. Dividends charged against the share premium reserve shall reduce the acquisition value of the shares in respect of which it is paid until such value is reduced to zero. Only any amount exceeding the acquisition value shall be subject to Personal Income Tax at the rate of 18%.

Taxation of capital gains. Gains or losses recorded by an individual resident in Spain as a result of the transfer of listed shares, which represent a participation in a company’s equity, will qualify for the purposes of the LPIT as capital gains or losses and will be subject to taxation according to the general rules applicable to capital gains. The amount of capital gains or losses shall be the difference between the shares’ acquisition value (plus any fees or taxes incurred) and the transfer value, which is the listed value of the share as of the transfer date or, if higher, the agreed transfer price, less any fees or taxes incurred.

Capital gains or losses arising from the transfer of shares by the shareholders shall be included in the calculation of taxable income for the period in which the transfer takes place, and any gains will be subject to taxation at the fixed rate of 18%.

Capital gains arising from the transfer of shares are not subject to withholding tax.

Losses arising from the transfer of shares will not be recognised at the time of the transfer to the extent securities of the same type have been acquired during the two months prior to or following the date of the transfer which resulted in such loss. In such cases, capital losses will be carried forward and recognised on future sales of shares of the same type on a one-to-one basis.

Inheritance and gift tax. Individuals resident in Spain who acquire shares by inheritance or gift will be subject to Inheritance and Gift Tax (“IGT”) in accordance with the LIGT, without prejudice to the specific legislation applicable in each Autonomous Region. The effective tax rate, after applying all relevant factors, ranges from 7.65% to 81.6%.

Legal entities with tax residency in Spain

The following is a summary of the general tax regime, and therefore shareholders should also take into account any specific tax consequences which may arise in their particular circumstances.

Corporation Tax

Dividend taxation. According to article 10 of the LCT, dividends from the Company or a share of the Company’s profits received by legal entities with tax residency in Spain as a consequence of the ownership of the shares, less any costs inherent to holding the shares, shall be subject to Corporation Tax at the general rate of 30%.

Furthermore, taxpayers will be entitled to a tax credit for double taxation of dividends equal to 50% of the gross tax due in respect of the taxable income attributable to such dividends, subject to the exceptions set out in Article 30.4 of the LCT.

Notwithstanding the above, the tax credit for double taxation of dividends will be equal to 100% of the gross tax due in respect of the taxable income attributable to such dividends if the shareholding (direct or indirect) held in the Company is equal to or higher than 5% and such shareholding has been held continuously for one full year up to the date on which the dividend is paid or straddling such date.

Should such tax credits exceed the amount of gross Corporation Tax payable, the excess may be carried forward and deducted from Corporation Tax obligations arising in tax periods ending within the following seven years.

Dividends paid by the Company to investors which are Corporation Tax taxpayers will be subject, as a general rule, to withholding tax at the rate of 18%, save under certain exceptions. Such withholding tax shall be deducted from the amount of gross Corporation Tax payable, and if the amount of tax withheld is greater than the amount of gross Corporation Tax payable, the excess withheld shall be refunded by the Tax Authorities.

Share premium distributions. Dividends charged against the share premium reserve shall reduce the acquisition value of the shares in respect of which it is paid until such value is reduced to zero. Only any amount exceeding the acquisition value shall be subject to tax, with no deduction for double taxation on dividends being applicable.

As a general rule, dividends charged against the share premium reserve will not be subject to withholding tax.

Taxation of income arising from the transfer of shares. Gains or losses arising from the transfer of shares shall be included in the taxable income of Corporation Tax taxpayers in the tax period during which the transfer is carried out. Corporation Tax taxpayers continuously holding a direct or indirect shareholding of 5% or more of the Company’s share capital for one year prior to the transfer date, will be entitled to deduct from the gross Corporation Tax payable (cuota íntegra) the result of applying the general rate of 30% to the net increase of the non-distributed profit of the Company which corresponds to the transferred participation during the period for which such participation was held, or, if lower, to the capital gain derived from the transfer, under the terms and with the requirements established in the deduction for avoidance of double taxation of internal source capital gains.

Investors may benefit from the deduction for reinvestment of extraordinary profits established in the LCT for income which does not benefit from the abovementioned deduction for avoidance of double taxation.

Capital gains arising from the transfer of shares of the Company will not be subject to withholding tax.

Adjustments of valuation. At the end of the tax year, if the market value of the shares is lower than the acquisition value, the corresponding adjustments in valuation shall be carried out in the investors’ books.

Individuals and legal entities with no tax residency in Spain

Non-Resident Income Tax

This section analyses, on a general basis, the tax regime applicable to non-residents, except for those who: (i) carry on business in Spain through a permanent establishment (whose tax regime is equivalent to that described above for legal entities with no tax residency in Spain); or (ii) elect to be taxed as a resident in Spain.

Investors should consider the special features of DTTs which may apply to them.

Dividend taxation. Dividends distributed by the Company to non-residents will be subject, as a general rule, to NRIT at the general rate of 18%, without prejudice to the applicable DTTs.

However, dividends which are not obtained through a permanent establishment in Spain by individuals resident in the EU for tax purposes or in countries with an effective exchange of tax information will be exempt with an annual limit of €1,500. Such exemption will not apply for dividends obtained through territories which qualify as tax havens or for dividends arising from securities acquired during the two-month period prior to the dividend distribution date if there is a sale of securities of the same kind in the two-month period following such date.

Generally, the Company will apply a withholding tax at the rate of 18% when distributing the dividends, without taking into consideration the €1,500 exemption described above. However, shareholders in certain countries are entitled to the benefit of applicable DTTs entered into between Spain and their country of residence for tax purposes. Such shareholders may benefit from a reduced tax rate or an exemption, subject to the satisfaction of any conditions specified in the relevant DTT.

Under the Parent-Subsidiary Directive, an exemption from Spanish NRIT may also be granted for dividends distributed by the Company to EU resident entities holding a stake in the share capital of at least 10%. This exemption is subject to certain requirements, including the obligation to hold such stake continuously for one full year up to the date on which the dividend is paid or straddling such date.

According to the provisions of Ministerial Order, of 13 April 2000, a special withholding and refund procedure may be applied when a DTT establishing exemptions or lower withholding rates for dividends is applicable to the shareholder. In order to apply such procedure, a Spanish financial entity needs to be involved in the payment of dividends as custodian (depositario) or manager (gestor) of the relevant shares. Once the financial entity has provided evidence that the relevant DTT is applicable to the shareholder (by way of a certificate of tax residency), the Company will immediately refund the amount withheld in excess and, thus, it will not be necessary to request the refund from the tax authorities.

Once the withholding tax has been applied, non-resident shareholders are not obliged to declare in Spain the income on movable assets.

Distribution of the issue premium. Dividends arising from the distribution of an issue premium shall reduce the acquisition value of the shares until such value is reduced to zero. Only the amount exceeding the acquisition value shall be subject to taxation as a dividend (see “—Dividend taxation and other income” above).

Taxation of capital gains. Capital gains obtained by non-resident investors with no permanent establishment in Spain, arising from the transfer of shares or any other capital gain related to such securities, will be deemed to be income obtained in Spain and will be subject, as a general rule, to NRIT taxation and they will be calculated according to the provisions of the LPIT.

In particular, capital gains arising from the transfer of shares will be taxed for NRIT at the rate of 18%. However, such income shall be exempt in the following cases:

(i)	Capital gains derived from the transfer of shares on an official Spanish secondary stock market (such as the Spanish stock exchanges) by any shareholder without acting though a permanent establishment in Spain who is resident in a country that has entered into a DTT with Spain containing an exchange of information clause. This exemption would not be applicable to capital gains obtained by the shareholder through a country or territory that is defined as a tax haven by Spanish regulations.

(ii)	Capital gains obtained directly by a shareholder resident of another EU member state or indirectly through a permanent establishment of such shareholder in a EU member state other than Spain, provided that the shareholder has not held a direct or indirect interest of 25% or more in the share capital or net equity of the Company during the preceding twelve months, the Company’s assets are not mainly composed directly or indirectly, of real estate assets and the gain is not obtained through a country or territory that is defined as a tax haven by Spanish regulations.

(iii)	Capital gains realised by non-residents in Spain who benefit from a DTT that establishes the exemption in Spain for such capital gains.

Capital gains or losses will be calculated and taxed separately for each transaction and it is not possible to offset gains accrued or losses incurred in separate transfers. The assessment will be carried out according to the provisions of article 24 of the LNRIT.

According to the provisions of the LNRIT, capital gains obtained by non-residents with no permanent establishment will not be subject to withholding tax.

Non-resident shareholders will be obliged to declare, determine and pay the corresponding tax due. The declaration and payment may be carried out by their tax representative in Spain or by the custodian (depositario) of the shares, in accordance with the procedure and the declaration model provided for in Ministerial Order HAC/3626/2003, of 23 December 2003.

Inheritance and gift tax. Unless otherwise provided for under a DTT entered into between Spain and an individual’s country of residence, the acquisition by an individual not resident in Spain of ownership of goods located in Spain or rights which may be exercised in Spain by inheritance or gift (a título lucrativo), regardless of the country of residence of the transferor, will be subject to IGT.

Non-resident companies in Spain are not taxpayers of IGT and income inherited or obtained by gift (a título lucrativo) will generally be taxed according to LNRIT.

Responsibility for withholding taxes

Our Company, as issuer and payer of income which may arise from the ownership of the shares assumes the responsibility to apply the corresponding withholding taxes in Spain according to the provisions of the legislation in force.

U.S. Federal Income Tax Considerations

The following is a summary based on present law of certain U.S. federal income tax considerations relevant to the receipt, exercise and disposition of rights pursuant to the rights offering as well as the acquisition, ownership and disposition of the new shares. It addresses only a U.S. Holder (as defined below) that receives the rights with respect to existing ordinary shares, will hold the rights and new shares as capital assets and uses the U.S. dollar as its functional currency. The discussion is not a complete description of all the tax considerations that may be relevant to a U.S. Holder. It does not address the tax treatment of investors subject to special rules, such as banks, tax-exempt entities, U.S. expatriates, insurance companies, dealers, traders in securities that elect to mark-to-market, investors liable for alternative minimum tax, investors that directly, indirectly or constructively own 10% or more of our shares, persons holding existing ordinary shares, rights or new shares as part of the business property of a permanent establishment or fixed base outside the United States or investors that hold rights or shares as part of a straddle, hedging, conversion or other integrated transaction. This discussion is a general summary only; it is not a substitute for tax advice. It also does not address U.S. federal estate and gift tax or U.S. state, local, foreign or other tax considerations.

THE STATEMENTS ABOUT U.S. FEDERAL TAX ISSUES ARE MADE TO SUPPORT MARKETING OF THE RIGHTS AND NEW SHARES. NO TAXPAYER CAN RELY ON THEM TO AVOID U.S. FEDERAL TAX PENALTIES. EACH PROSPECTIVE PURCHASER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISER ABOUT THE TAX CONSEQUENCES UNDER ITS OWN PARTICULAR CIRCUMSTANCES OF THE RECEIPT, EXERCISE AND DISPOSITION OF RIGHTS AS WELL AS THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NEW SHARES UNDER THE LAWS OF SPAIN, THE UNITED STATES AND ITS CONSTITUENT JURISDICTIONS AND ANY OTHER JURISDICTION WHERE THE PROSPECTIVE PURCHASER MAY BE SUBJECT TO TAXATION.

As used here, a “U.S. Holder” means a beneficial owner of rights or new shares that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or other business entity treated as a corporation for U.S. federal income tax purposes and created or organised under the laws of the United States or its political subdivisions, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons.

The tax consequences to a partner in a partnership receiving, exercising, holding or disposing of rights or new shares will generally depend on the status of the partner and the activities of the partnership. The tax consequence to a beneficiary of an estate or trust may also depend on the status of the beneficiary. Partners in a partnership or beneficiaries or fiduciaries of an estate or trust that is a U.S. Holder are urged to consult their own tax advisers regarding the specific tax consequences of receiving, exercising and disposing of rights and of purchasing, owning and disposing of new shares.

U.S. Holders also should review the discussion under “Taxation–Spanish Tax Considerations” for important information.

Rights

Receipt of rights

A U.S. Holder should be entitled to treat the rights offering as a non-taxable distribution with respect to a holder’s existing ordinary shares and the following discussion assumes that treatment is correct. We have not and will not seek a ruling from the United States Internal Revenue Service (“IRS”) as to the tax consequences of the rights offering to a U.S. Holder and it is possible that the IRS could take a contrary position. Were the distribution to be treated as a taxable distribution, the holder could recognise dividend income equal to the fair market value of the rights on the date of distribution.

If the fair market value of rights when distributed is less than 15% of the fair market value of the existing ordinary shares with respect to which rights are received, the rights will have a nil tax basis unless the

U.S. Holder affirmatively elects to allocate its adjusted tax basis in its existing ordinary shares to the rights in proportion to the relative fair market value of the existing ordinary shares and the rights distributed (each determined on the date rights are distributed). A U.S. Holder must make this election in a statement attached to its tax return for the taxable year in which the rights are received, in respect of all rights received by the U.S. Holder, and, except as discussed below under “—Lapse”, the election is irrevocable.

If the fair market value of rights when distributed is at least 15% of the fair market value of the existing ordinary shares with respect to which rights are received, then, except as discussed below under “—Lapse”, a U.S. Holder’s adjusted tax basis in its existing ordinary shares must be allocated between such ordinary shares and the rights in proportion to their relative fair market values determined on the date rights are distributed.

Exercise of rights and subscription of new shares

A U.S. Holder will not recognise taxable income when it receives new shares by exercising rights. A U.S. Holder will have a tax basis in the new shares equal to its tax basis, if any, in the rights exercised plus the U.S. dollar value of the euro subscription price of the rights on the acquisition date (or, if the shares are traded on a securities market, in the case of cash basis and electing accrual basis taxpayers, the settlement date). A U.S. Holder’s holding period in the new shares generally will begin on the date the rights are exercised.

If a U.S. Holder uses previously acquired euro to pay the subscription price for the new shares, any foreign currency gain or loss that it recognises on the exchange of the euro for new shares will be U.S. source ordinary income or loss.

Dispositions

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder will recognise capital gain or loss on the sale or other disposition of rights in an amount equal to the difference between such holder’s tax basis, if any, in the rights and the U.S. dollar value of the amount realised from the sale or other disposition. Any gain or loss generally will be treated as arising from U.S. sources and will be long-term capital gain or loss if the U.S. Holder’s holding period in the rights exceeds one year. A U.S. Holder’s holding period in the rights will include its holding period in the existing ordinary shares with respect to which the rights were distributed.

A U.S. Holder that receives foreign currency on the sale or other disposition of the rights will realise an amount equal to the U.S. dollar value of the foreign currency on the date of sale or other disposition (or, if the rights are traded on a securities market, in the case of cash basis and electing accrual basis taxpayers, the settlement date). A U.S. Holder will recognise currency gain or loss if the U.S. dollar value of the currency received at the spot rate on the settlement date differs from the amount realised. A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. dollar value of the foreign currency at the spot rate on the settlement date. Any gain or loss realised on a subsequent conversion of the foreign currency into U.S. dollars generally will be U.S. source ordinary income or loss.

A U.S. Holder will not be allowed a credit or deduction for any Spanish tax on realised gains that it could have avoided by providing appropriate documentation.

Lapse

If a U.S. Holder allows rights to lapse without selling or exercising them, and does not receive any proceeds from their sale on its behalf, the rights should be deemed to have no tax basis and, therefore, such U.S. Holder should not recognise any loss upon the lapse of the rights and any tax basis from existing ordinary shares that was allocated to the rights should be reallocated back to such ordinary shares.

New shares

Dividends

Subject to the PFIC rules discussed below, U.S. Holders generally should treat a distribution with respect to the new shares (including the amount of Spanish tax withheld, if any) as ordinary dividend income from foreign sources.

Distributions will not be eligible for the dividends-received deduction generally available to U.S. corporations. Dividends will qualify for the reduced rate on qualified dividend income available to certain non-corporate holders in taxable years beginning before 1 January 2011 that meet the eligibility requirements if we were not a PFIC in the year of distribution or the preceding year and our ordinary shares are substantially and regularly traded on a Spanish stock exchange for purposes of the income tax treaty between Spain and the United States (the “Treaty”).

Dividends paid in euro will be includable in income at their U.S. dollar amount based on the exchange rate in effect on the date of receipt whether or not the payment is converted into U.S. dollars at that time. If dividends received in euro are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income. A U.S. Holder’s tax basis in the euro will equal the U.S. dollar amount included in income. Any gain or loss recognised on a subsequent conversion or other disposition of euro for a different U.S. dollar amount generally will be U.S. source ordinary income or loss.

A U.S. Holder eligible for benefits under the Treaty generally may claim a reduced 15% rate of Spanish withholding tax. Investors should consult their own tax advisor about eligibility for Treaty benefits.

Subject to applicable limitations, a U.S. Holder may claim a deduction or credit for Spanish tax withheld at the appropriate rate. A U.S. Holder will not be allowed a credit or deduction for any Spanish withholding tax such holder could have avoided by claiming benefits under the Treaty. In computing foreign tax credit limitations, non-corporate U.S. Holders whose dividends have borne tax at the reduced rate on qualified dividend income may take into account only the portion of the qualified dividend income effectively taxed at the highest applicable marginal rate.

Dispositions

Subject to the PFIC rules described below, a U.S. Holder will recognise gain or loss on the sale or other disposition of new shares in an amount equal to the difference between the U.S. dollar value of the amount realised from the disposition and the U.S. Holder’s adjusted tax basis in the new shares. The gain or loss generally will be treated as arising from U.S. sources. It will be capital gain or loss, and it will be long-term gain or loss if the holder has held the new shares for more than one year. If we are, or have been, a PFIC while the holder held the new shares, gain generally will be taxed as ordinary income under the PFIC rules described below. Unless the holder has made a mark-to-market election under those rules, any loss will be a capital loss. Deductions for capital losses are subject to limitations.

A U.S. Holder that receives currency other than in U.S. dollars on the disposition of new shares will realise an amount equal to the U.S. dollar value of the currency received on the date of disposition (or, if the shares are traded on a securities market, in the case of cash basis and electing accrual basis U.S. Holders, the settlement date) whether or not converted into U.S. dollars at that time. A U.S. Holder will recognise currency gain or loss if the U.S. dollar value of the currency received at the spot rate on the settlement date differs from the amount realised. A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. dollar value of the currency at the spot rate on the settlement date. Currency gain or loss generally will be U.S. source ordinary income or loss.

A U.S. Holder will not be allowed a credit or deduction for any Spanish tax on realised gains that it could have avoided by providing appropriate documentation.

Passive Foreign Investment Company

We believe that we are not, and are not likely to become, a PFIC for U.S. federal income tax purposes. A non-U.S. company is a PFIC in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the average value of its assets (determined quarterly) is attributable to assets that produce or are held to produce passive income. A PFIC determination must be made annually, and could change depending, among other things, upon our income and assets, the market value of our stock and changes in our activities and assets. In addition, our principal products are commodities, but passive income does not include active business income or gains from the sale of commodities if substantially all of our commodities are inventory, depreciable property used in our trade or business or supplies used or consumed in the ordinary course of our business. We believe that we qualify for the active business exception for commodities income and intend to continue to qualify for this exception, but cannot assure you that we will continue to meet the requirements for this exception. Accordingly, no assurance can be given that we will not become a PFIC in the current or a future taxable year.

If we are a PFIC for any taxable year in which a U.S. Holder holds rights or new shares, a U.S. Holder will be subject to additional taxes on any excess distribution and any gain realised from the disposition of rights or of new shares (regardless of whether we continue to be a PFIC). A U.S. Holder has an excess distribution to the extent that distributions on new shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period). To compute the tax on excess distributions or any gain, (i) the excess distribution or gain is allocated rateably over a U.S. Holder’s holding period, (ii) the amount allocated to the current taxable year and any year before we became a PFIC is taxed as ordinary income in the current year and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year. For this purpose, the holding period of a new share acquired through the exercise of a right will include the holding period of the right.

If we are or become a PFIC, a U.S. Holder might be able to avoid some of the tax consequences described above by electing to mark the new shares to market annually. The election is available only if the ordinary shares are traded in more than de minimis quantities on a qualified exchange for at least 15 days during each calendar quarter. We believe the Spanish stock exchanges are qualified exchanges. Any gain from marking new shares to market or from disposing of them would be ordinary income. Any loss from marking new shares to market would be recognised only to the extent of gains previously included in income. Loss from marking new shares to market would be ordinary, but loss on disposing of them would be capital loss except to the extent of gains previously included in income. A U.S. Holder should ask its tax advisor whether a mark-to-market election is available or desirable. A valid mark-to-market election cannot be revoked without the consent of the IRS unless the ordinary shares cease to be marketable.

A U.S. Holder cannot avoid the tax consequences described above by electing to treat us as a qualified electing fund (“QEF”) because we do not intend to provide the information that a U.S. Holder would need to make a QEF election.

U.S. Holders should consult their own tax advisors concerning our PFIC status and the consequences to them if we are a PFIC for any taxable year.

Backup Withholding and Information Reporting

A U.S. Holder’s dividends paid in respect of the new shares and proceeds from the sale or exchange of rights and new shares may be reported to the IRS unless the U.S. Holder is a corporation or otherwise establishes a basis for exemption. Backup withholding at the applicable statutory rate may apply to reportable payments unless the U.S. Holder makes the required certification, including providing its taxpayer identification number, or otherwise establishes a basis for exemption. Any amount withheld may be credited against a U.S. Holder’s U.S. federal income tax liability or refunded to the extent it exceeds the holder’s liability, provided the required information is timely furnished to the IRS.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE RIGHTS OR NEW SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

THE RIGHTS OFFERING AND EXERCISE OF PREFERENTIAL RIGHTS

The specific dates for actions to occur in connection with the rights offering that are set forth in this section and throughout this offering memorandum are indicative only. We cannot assure you that the indicated actions will in fact occur on the cited dates or at all. We will communicate significant developments in the rights offering via a notice (hecho relevante) filed with the CNMV, in accordance with Spanish law. Information will also be made available, in English and Spanish, on our website (www.gasnatural.com).

Overview

The rights offering

We are granting our shareholders preferential rights to subscribe for an aggregate of 447,776,028 newly issued ordinary shares with a nominal value of €1.00 each. Each existing ordinary share registered in the records of Iberclear at 23:59 (Madrid time) (the “record time”) on the date on which we announce the rights offering in the Spanish Commercial Registry Official Gazette (Boletín Oficial del Registro Mercantil), currently expected to be 13 March 2009, entitles its holder to receive one right. The exercise of one right entitles the exercising holder to subscribe for one new share against payment of the subscription price in cash.

The subscription price, which must be paid in euros, is €7.82 per new share, representing a discount of €3.88 per new share (or 33.2%) from the closing price of our shares on the SIBE of €11.70 on 11 March 2009.

Subscription rights and new shares

The rights offering provides our shareholders with preferential subscription rights to buy our newly issued ordinary shares to allow them to maintain their current proportion of ownership in our Company, if they so choose. These rights are options to subscribe for and purchase our new shares and may be sold, subject to applicable laws, to third parties (“purchasers of rights”). In accordance with Section 158.3 of the Spanish Public Companies Law, the subscription rights will be freely transferable on the same terms as the shares in respect of which they are exercisable. Our current shareholders may, therefore, subscribe for new shares at the subscription price or sell their preferential subscription rights through banks or brokers in Spain, subject, in each case, to applicable laws. See “Selling Restrictions” for a description of certain selling and transfer restrictions in selected jurisdictions.

Our shares are listed on the Spanish stock exchanges under the symbol “GAS” and are traded on the SIBE. We expect the rights to be listed on the Spanish stock exchanges and to be traded on the SIBE from on or about 14 March 2009 until the end of the preferential subscription period. We expect the new shares issued in the rights offering to be listed on the Spanish stock exchanges and traded on the SIBE from on or about 3 April 2009. When issued, the new shares will rank pari passu with our existing ordinary shares, including in respect of the right to receive dividends approved by our shareholders after the date on which ownership of such new shares is registered in the book-entry registries of our Company, which is expected to take place on 2 April 2009.

Commitments of our majority shareholders

On 9 March 2009, our majority shareholders, Criteria CaixaCorp and Repsol YPF, executed commitment letters whereby they irrevocably committed to exercise in full the preferential subscription rights granted to them in the rights offering and to subscribe for 167,893,131 and 138,125,309 new ordinary shares, respectively (or 68.3%, in aggregate, of the total number of new shares being offered). Accordingly, we anticipate receiving gross proceeds of approximately €1,313 million and €1,080 million from Criteria CaixaCorp and Repsol YPF, respectively. Criteria CaixaCorp and Repsol YPF’s commitments to make equity contributions to our Company as described in “Our Acquisition of Unión Fenosa—Sources of Funds—Credit rating” will terminate upon the full subscription for, and settlement of, the capital increase. In this offering memorandum, we refer to the new shares subject to these commitments as the “committed shares”. For details as to the underwriting arrangements in respect of new shares other than the committed shares, see “—Discretionary allocation period and underwriting” below.

Preferential subscription period

The holders of our ordinary shares at the record time (the “shareholders of record”) may exercise their subscription rights during the period commencing on, and including, 14 March 2009 and ending on, and including, 28 March 2009 (the “preferential subscription period”). Alternatively, shareholders of record may sell their subscription rights in the market, and the purchasers of those rights may subscribe for the corresponding number of new shares, in each case, in compliance with applicable law and regulations.

Each shareholder of record or purchaser of rights exercising his subscription rights in full during the preferential subscription period may, at the same time, request the subscription of additional new shares over and above the entitlement corresponding to the number of subscription rights held by him. Additional new shares, if any, will be allocated in the additional subscription period (see “—Additional subscription period” below).

Subscriptions for new shares received during the preferential subscription period will be deemed irrevocable, firm and unconditional and may not be cancelled or modified by rightsholders.

If an authorised Iberclear participant has not received full payment of the subscription price for new shares on or before the expiration date of the preferential subscription period, currently expected to be 28 March 2009, the related rights will lapse. Holders of rights that lapse will not be compensated.

We expect to deliver new shares subscribed in the preferential subscription period through the book-entry facilities of the Spanish securities clearance and settlement system, Iberclear, on or about 2 April 2009.

Additional subscription period

To the extent that new shares are not subscribed for in full at the end of the preferential subscription period, we will allocate unsubscribed new shares to rightsholders that requested additional new shares in excess of their pro rata entitlement during an additional subscription period, which is expected to take place on 31 March 2009 (the “additional subscription period”). We will allocate any additional new shares in accordance with the procedures described in “—Procedures—Additional subscription” below.

Depending on the number of new shares taken up in the preferential subscription period and the requests we receive for additional new shares in the additional subscription period, rightsholders requesting additional new shares may receive no additional new shares or fewer additional new shares than they have requested. In no circumstances will rightsholders receive more additional new shares than they have requested.

While requests for additional new shares may not be satisfied in full or at all, such requests shall nevertheless be considered firm, unconditional and, save as described below, irrevocable. If, however, the underwriting agreement is terminated in accordance with its terms or the underwriting obligations of the managers and the prefunding obligations of the global coordinators do not come into full force and effect (due to a failure to satisfy one of more of the conditions precedent), any rightsholder that has requested additional new shares shall be entitled to revoke his request during the two Madrid business days (excluding Saturdays) from, but excluding, the date on which the notice (hecho relevante) relating to such termination or failure to come into force is published.

Promptly after the end of the additional subscription period, if any, we will publicly announce (i) the number of additional new shares subscribed during such period, (ii) whether a pro rata allocation to requesting rightsholders has been applied, and (iii) whether there will be a discretionary allocation period.

We expect to deliver new shares subscribed in the additional subscription period through the book-entry facilities of Iberclear on or about 2 April 2009.

Discretionary allocation period and underwriting

If any new shares, other than the committed shares (the “underwritten shares”) remain unsubscribed following the close of the additional subscription period, the managers have agreed, subject to the terms and conditions of the underwriting agreement (including the condition that our majority shareholders exercise in full the preferential subscription rights granted to them) and on a several basis, to procure subscribers during a discretionary allocation period and, failing which, to subscribe and pay for such unsubscribed underwritten shares at the subscription price pro rata to their respective underwriting commitments.

Accordingly, unsubscribed underwritten new shares will be allocated to qualifying institutional investors during a discretionary allocation period, which is expected to commence at 18:00 (Madrid time) on 31 March 2009 and to end at 18:00 (Madrid time) on, and including, 1 April 2009 (the “discretionary allocation period”). If there is a discretionary allocation period, unsubscribed underwritten shares will be allocated in accordance with the allocation process described in “—Procedures—Discretionary allocation” below.

Promptly after the end of the discretionary allocation period, if any, we will publicly announce, via a notice (hecho relevante) filed with the CNMV, the final results of the rights offering, specifying the number of new shares taken up or allocated in each period.

The transfer to qualifying institutional investors of new shares allocated during the discretionary allocation period shall be effected by the managers by means of a “special transaction” (operación especial) outside of market hours. It is expected that such special transaction will be settled on 7 April 2009.

The procedures for the rights offering are described in detail under “—Procedures” below. This description of the rights offering should be read in conjunction with the other sections of this offering memorandum, including but not limited to the “Forward-Looking Statements” and “Risk Factors” sections and the financial information included elsewhere in this offering memorandum.

Allocations of new shares made during the discretionary allocation period will be deemed firm, irrevocable and unconditional once confirmed to the relevant investors, unless the underwriting agreement terminates before 09:00 (Madrid time) on 2 April 2009, in which case all such allocations will be automatically cancelled.

Expected Timetable of Principal Events

The expected timetable set forth below lists certain important dates relating to the rights offering.

Principal event	On or about
Registration of the Spanish prospectus	12 March 2009
Record time for the rights offering(1)	23:59 (Madrid time) on 13 March 2009
Commencement of the preferential subscription period	14 March 2009
Trading of rights commences on the Spanish stock exchanges	14 March 2009
Trading of rights ends	28 March 2009
End of the preferential subscription period	28 March 2009
Commencement of the additional subscription period (if applicable)	31 March 2009
End of the additional subscription period (if applicable)	17:00 (Madrid time) on 31 March 2009
Commencement of the discretionary allocation period (if applicable)	18:00 (Madrid time) on 31 March 2009
End of the discretionary allocation period (if applicable)	18:00 (Madrid time) on 1 April 2009
Payment of the additional new shares	1 April 2009
Prefunding of the new shares subscribed during the discretionary allocation period	2 April 2009
Notification (hecho relevante) of the final results of the rights offering to the CNMV	2 April 2009
Execution and registration of the deed of capital increase	2 April 2009
Registration of the new shares with Iberclear	2 April 2009
Execution of the transfer of new shares allocated during the discretionary allocation period to qualifying institutional investors	2 April 2009
Listing of the new shares and commencement of trading	3 April 2009
Settlement of the new shares sold during the discretionary allocation period (via a special transaction)	7 April 2009

Note:

(1)	The record time for the rights offering will be 23:59 (Madrid time) on the date on which we announce the rights offering in the Spanish Commercial Registry Official Gazette (Boletín Oficial del Registro Mercantil).

The specific dates for actions to occur in connection with the rights offering that are set forth above and throughout this offering memorandum are indicative only. We cannot assure you that the indicated actions will in fact occur on the cited dates or at all. See, in particular, “Risk Factors—Risks Related to Our Ordinary Shares and the Rights Offering—It is not certain that you will receive new shares on their expected listing date, which may mean you will not be able to trade new shares as of the expected date for commencement of trading.” We will communicate any change to the above dates via a notice (hecho relevante) filed with the CNMV.

Corporate Resolutions

Pursuant to Article 153.1.b) of the Spanish Public Companies Law, our shareholders resolved, at their annual ordinary general meeting held on 16 May 2007, to authorise our Board of Directors to increase our share capital by up to a maximum of €223,888,014.00, equivalent to one half of our issued share capital (the “general authorisation”). The general authorisation delegated to our Board of Directors the capacity to issue, on one or more occasions during a maximum period of five years from the date of the resolution, new ordinary shares subject to pre-emption rights, on such terms and in such number (subject to the maximum referred to above) as our Board of Directors may, from time to time, deem appropriate.

In an extraordinary general shareholders’ meeting held on 10 March 2009, our shareholders further resolved to increase our share capital by €223,888,014.00 through the issue of 223,888,014 additional ordinary shares with a nominal value of €1.00 each (the “specific authorisation”) and delegated authority to our Board of Directors, pursuant to Article 153.1.a) of the Spanish Public Companies Law, to effect a capital increase pursuant to the specific authorisation. In that extraordinary general shareholders’ meeting, our shareholders also resolved to amend our by-laws, reducing the minimum preferential subscription period from 30 to 15 calendar days, which is the minimum permitted under Spanish company law.

Our Board of Directors resolved in its meeting held on 10 March 2009 simultaneously to execute the share capital increase approved via the specific authorisation and to issue a further 223,888,014 shares pursuant to the general authorisation, increasing our share capital by €447,776,028.00 through the combined issue of 447,776,028 new shares with a nominal value of €1.00 each pursuant to the rights offering described in this offering memorandum.

Given a subscription price of €7.82 per new share, each new share will be issued at a premium of €6.82 over its nominal value. The issue of the new shares will result in an aggregate increase of €3,501,608,538.96 in our shareholders’ equity, aggregating the nominal value and premium of each new share, assuming that the new shares are taken up in full.

The corporate resolutions authorising and implementing our capital increase expressly provide for the incomplete subscription of the rights offering. Accordingly, if the rights offering is not subscribed in full and the conditions to the underwriting commitments of the managers have not been satisfied or the underwriting agreement has terminated in accordance with its terms (See “Plan of Distribution—Underwriting Agreement”), our share capital will be increased in the amount of subscriptions validly received, and we will communicate such incomplete subscription via a notice (hecho relevante) filed with the CNMV.

Procedures

Notice

We expect to announce the rights offering on 13 March 2009 in the Spanish Commercial Registry Official Gazette and the Gazettes of the Spanish stock exchanges. We will communicate significant developments in the rights offering via a notice (hecho relevante) filed with the CNMV, in accordance with Spanish law. Information will also be made available, in English and Spanish, on our website (www.gasnatural.com).

Share record date and time

Shareholders at 23:59 (Madrid time) on the date on which we announce the rights offering in the Spanish Commercial Registry Official Gazette, currently expected to be 13 March 2009, will be entitled to rights. Shareholders of record will be allocated one right for each share owned.

Preferential subscription

To exercise subscription rights, shareholders of record and purchasers of rights during the preferential subscription period should contact the Iberclear participant in whose register such securities are registered, indicating (i) their intention to exercise some or all of their subscription rights, and (ii) if they have elected to exercise their subscription rights in full, indicating whether they request additional new shares in the additional subscription period and, if so, specifying the maximum number (see “—Additional subscription” below). The preferential subscription period is expected to commence on, and including, 14 March 2009 and end on, and including, 28 March 2009.

Orders to take up new shares received during the preferential subscription period will be deemed irrevocable, firm and unconditional and may not be cancelled or modified by rightsholders. Rightsholders may exercise all or part of their rights at their discretion.

If an authorised Iberclear participant does not receive full payment of the subscription price for new shares on or before the expiration date of the preferential subscription period, currently expected to be 28 March 2009, the related rights will lapse. Holders of rights that lapse will not be compensated.

Additional subscription

Rightsholders that have exercised all of their preferential subscription rights in the preferential subscription period may request additional new shares in excess of their pro rata entitlement in an additional subscription period. To the extent that new shares are not subscribed for at the end of the preferential subscription period, we will seek to allocate them, during the additional subscription period, to such rightsholders. Rightsholders’ requests must be for a specific number of additional new shares but are not subject to any maximum. While requests for additional new shares may not be satisfied in full or at all, such requests shall nevertheless be considered firm, unconditional and, save as described below, irrevocable. If, however, the underwriting agreement is terminated in accordance with its terms or the underwriting obligations of the managers and the prefunding obligations of the global coordinators do not come into full force and effect (due to a failure to satisfy one of more of the conditions precedent), any rightsholder that has requested additional new shares shall be entitled to revoke his request during the two Madrid business days (excluding Saturdays) from, but excluding, the date on which the notice (hecho relevante) relating to such termination or failure to come into force is published. The additional subscription period is expected to take place on 31 March 2009.

To request additional new shares, rightsholders should contact the Iberclear participant with whom their preferential subscription rights are deposited. The Iberclear participants will be responsible for verifying that each shareholder taking up additional new shares has exercised his preferential subscription rights in respect of all of the ordinary shares deposited by such shareholder with such Iberclear participant.

On the second Madrid business day (excluding Saturdays) following the expiration of the preferential subscription period, Santander Investment, S.A., as the agent bank of the rights offering (the “Agent Bank”), will determine the number of new shares that have not been taken up in the preferential subscription period. The Agent Bank will allocate the new shares not taken up by no later than 17:00 (Madrid time) on the date of the additional subscription period. If this number exceeds the number of additional new shares requested by rightsholders in the additional subscription period, the Agent Bank will allocate additional new shares until all such requests have been satisfied in full.

If the number of new shares that have not been taken up in the preferential subscription period is less than the number of additional new shares requested by rightsholders in the additional subscription period, then the pro rata allocation referred to above will take account of the aggregate number of additional new shares solicited by rightsholders. In respect of each of these rightsholders, the Agent Bank will calculate a percentage, rounded down to three decimal places, of the number of new shares a given rightsholder has requested divided by such aggregate. The Agent Bank will then allocate to the rightsholders the number of additional new shares that this percentage represents, rounded down to the nearest whole number of additional new shares. If, after the pro rata allocation, additional new shares have not been allocated due to rounding, the Agent Bank will allocate these remaining additional new shares, one by one, starting with the rightsholder who has solicited the greatest number of additional new shares. If two or more rightsholders have requested the same number of additional new shares, the Agent Bank will determine allocations by alphabetical order, taking the first letter of the field “name and last name or corporate name”.

The Agent Bank will communicate the definitive allocation of the additional new shares during the additional subscription period to the relevant Iberclear participants on the Madrid business day (excluding Saturdays) immediately following the additional subscription period (which period is currently expected to take place on 31 March 2009). Any additional new shares allocated to rightsholders during the additional subscription period will, for the purposes of payment, be deemed subscribed during the additional subscription period, not the preferential subscription period.

Discretionary allocation and underwriting

We have entered into an underwriting agreement with the managers in respect of all of the new shares other than those that our majority shareholders have committed to subscribe (see “—Commitments of our majority shareholders” and “—Discretionary allocation period and underwriting” above). The managers will procure subscribers for any underwritten shares that remain unallocated after the additional subscription period during a discretionary allocation period, failing which they will purchase the underwritten shares themselves pro rata to their respective underwriting commitments, at the subscription price. The commitments of the managers are subject to the satisfaction of certain customary conditions precedent and the underwriting agreement and their respective underwriting commitments may be terminated by the managers (acting unanimously) in certain circumstances. See “Plan of Distribution—Underwriting Agreement”.

If, following the preferential subscription period and the additional subscription period, underwritten new shares remain unsubscribed, the Agent Bank will notify us and the managers by no later than 18:00 (Madrid time) on the day of the additional subscription period (which is currently expected to be 31 March 2009). The discretionary allocation period, if any, will commence at 18:00 (Madrid time) on the day of the additional subscription period (currently expected to be 31 March 2009) and end at 18:00 (Madrid time) on the immediately following Madrid business day (excluding Saturdays) (currently expected to be 1 April 2009). We will announce the commencement of the discretionary allocation period in a notice (hecho relevante) filed with the CNMV.

During the discretionary allocation period, the managers will only allocate unsubscribed underwritten new shares to qualifying institutional investors, being those persons who have the status of (i) QIBs in the

United States, (ii) ‘qualified investors’, as defined in Article 2.1(e) of Directive 2003/71/EC of 4 November 2003, in Spain and elsewhere in the EEA, or (iii) qualified investors resident in jurisdictions outside of Spain and outside of the EEA, such that, in accordance with the laws and regulations in force in such jurisdictions, the offer and sale of the rights and the new shares do not require registration or approval.

We will, following non-binding consultation with the global coordinators, evaluate orders for new shares from qualifying institutional investors applying quality and investment stability criteria. We reserve the right to accept (in whole or in part) and to reject, at our sole discretion (acting in good faith and in a non-discriminatory manner), any orders we may receive. Notwithstanding the foregoing, we may not reject subscription proposals if such rejection would entail the managers having to fulfil their respective underwriting commitments in whole or in part, except that we shall, acting reasonably at all times, be entitled to reject subscription proposals made by our direct or indirect competitors.

We will communicate the definitive allocation of the new shares during the discretionary allocation period to the Agent Bank on the last day of the discretionary allocation period (currently expected to be 1 April 2009). The Agent Bank will notify the managers of the definitive allocation, who will, in turn, communicate in writing the details of such allocation to the qualifying institutional investors that have submitted orders to purchase new shares.

The managers may at the end of the additional subscription period, decide that the managers will take up, pro rata to their respective underwriting commitments, all of the underwritten shares that remain, at that time, unsubscribed. In such circumstances, the discretionary allocation period, as the case may be, would not take place and we would announce such event via a notice (hecho relevante) filed with the CNMV.

Method of subscription and payment

New shares subscribed during the preferential subscription period

Subscribers must make payment in full of the subscription price, comprising the nominal value and premium, upon subscription for each new share subscribed for during the preferential subscription period. Subscribers should make payment to the Iberclear participant through which they have filed their subscription orders. Solicitations for new shares in exercise of preferential subscription rights for which payment is not received in accordance with the foregoing shall be deemed not to have been made.

The Iberclear participant with whom orders for the subscription of new shares in exercise of rights have been placed, shall pay to the Agent Bank all amounts payable with respect to such new shares, for same-day value, by no later than 11:00 (Madrid time) on the third Madrid business day (excluding Saturdays) following the end of the preferential subscription period (which is expected to end on 28 March 2009). The Agent Bank will pay such amounts to our Company, for same-day value, by no later than 12:00 (Madrid time) on such date.

If any Iberclear participant that has notified the Agent Bank of the exercise of preferential subscription rights does not make payment in full of the subscription price corresponding to such rights within the stipulated timeframe, the Agent Bank will allocate the new shares corresponding to such rights to such Iberclear participant, which will be obliged to make payment for them, without any liability whatsoever for our Company or the Agent Bank, but without prejudice to any claim the rightsholder(s) in question may have against the defaulting Iberclear participant. If any Iberclear participant that has made the corresponding payment of the subscription price subsequently fails to confirm to the Agent Bank the list of subscribers on behalf of whom such payment has been made, the Agent Bank shall allocate the new shares subscribed to such Iberclear participant, without any liability whatsoever for our Company or the Agent Bank, but without prejudice to any claim the rightsholder(s) in question may have against the defaulting Iberclear participant.

New shares subscribed during the additional subscription period

Full payment of the subscription price for each new share allocated during the additional subscription period will be made by each rightsholder allocated additional new shares by no later than the third Madrid business day (excluding Saturdays) immediately following the end of the preferential subscription period (which is expected to end on 28 March 2009), via the Iberclear participant through which such rightsholder solicited the additional new shares. Solicitations for additional new shares in respect of which payment is not received in accordance with the foregoing will be deemed not to have been made.

Iberclear participants may require that rightsholders fund in advance (or prefund) the subscription price of the additional new shares requested by them at the time of such request. If a requesting rightsholder prefunds and the number of additional new shares finally allocated to such requesting rightsholder is less than the number of additional new shares requested and prefunded by them, or a rightsholder exercises his right to revoke the requests made by him for additional new shares (in the event of termination of the underwriting agreement), the Iberclear participant will return to such rightsholder, without deduction for expenses and fees, the amount corresponding to the excess subscription monies or, as the case may be, the whole subscription price for any additional new shares the subject of such a revocation, for same-day value on the Madrid business day (excluding Saturdays) immediately following the end of the additional subscription period, all in accordance with the procedures applicable to such Iberclear participant. If there is a pro rata allocation of additional new shares to a rightsholder, the excess subscription monies shall be those corresponding to that part of their request for additional new shares that was not fulfilled.

The Iberclear participants receiving requests for additional new shares shall pay to the Agent Bank all amounts payable, for same-day value, by no later than 11:00 (Madrid time) on the Madrid business day (excluding Saturdays) immediately following the end of the additional subscription period (which is expected to end at 17:00 (Madrid time) on 31 March 2009). The Agent Bank will pay such amounts to our Company, for same-day value, by no later than 12:00 (Madrid time) on such date.

If any Iberclear participant that has notified the Agent Bank of solicitations for additional new shares does not make payment in full of the subscription price corresponding to such shares within the stipulated timeframe, the Agent Bank will allocate such additional new shares to such Iberclear participant, which will be obliged to make payment for them, without any liability whatsoever for our Company or the Agent Bank, but without prejudice to any claim the rightsholder(s) in question may have against the defaulting Iberclear participant. If any Iberclear participant that has made the corresponding payment of the subscription price for additional new shares subsequently fails to confirm to the Agent Bank the list of subscribers on behalf of whom such payment has been made, the Agent Bank shall allocate the additional new shares subscribed to such Iberclear participant, without any liability whatsoever for our Company or the Agent Bank, but without prejudice to any claim the rightsholder(s) in question may have against the defaulting Iberclear participant.

New shares allocated during the discretionary allocation period

Full payment of the subscription price for each new share allocated during the discretionary allocation period shall be made by the qualifying institutional investors that have subscribed for such shares by no later than the settlement date (as defined below) through the managers with whom they placed their subscription order.

Any manager may require that its qualifying institutional investors fund in advance the subscription price of the requested new shares in order to secure payment in full in respect of such shares. If a qualifying institutional investor prefunds and the number of new shares finally allocated to such investor is less than the number of new shares requested and prefunded by them, the manager will return to such investor, without deduction for expenses and fees, the amount corresponding to the excess subscription monies, for same-day value on the first Madrid business day (excluding Saturdays) following expiration of the discretionary allocation period. If a subscription order is accepted by us in part, the excess subscription monies shall be those corresponding to that part of the order that was not accepted.

For operative purposes to allow the admission of the new shares to listing to take place as soon as possible, the global coordinators, in equal proportions and acting in the name of and for the account of the managers in proportion to their respective underwriting commitments (and each manager acting (a) in the name and on account of the final subscribers of underwritten shares that such manager has procured in the discretionary allocation period, and (b) on its own account regarding any underwritten shares subscribed for by such manager directly), have agreed to subscribe for and prefund in full the subscription monies corresponding to the underwritten shares allocated to qualifying institutional investors during the discretionary allocation period or otherwise to be acquired by the managers pursuant to their respective underwriting commitments. Such prefunded subscription monies must be received by us, without deduction of any underwriting or other commissions and expenses, by no later than 9:00 (Madrid time) on 2 April 2009. The prefunded subscription monies shall be deposited in an account in our name and shall remain frozen until settlement of the “special transaction”, which is expected to take place on or about 7 April 2009,

Payment

Assuming execution of the capital increase deed (escritura pública) takes place no later than 2 April 2009, admission of the new shares to listing on the Spanish stock exchanges and to trading on the SIBE is expected to take place on 3 April 2009. Payments in respect of new shares must be made:

•	in relation to new shares subscribed during the preferential subscription period, upon subscription;

•

in relation to additional new shares subscribed during the additional subscription period by no later than the Madrid business day (excluding Saturdays) immediately following the end of the additional subscription period (which is expected to take place on 31 March 2009);

•	in relation to new shares allocated during the discretionary allocation period, no earlier than 1 April 2009 and by no later than 7 April 2009.

Settlement in respect of new shares allocated during the discretionary allocation period to qualifying institutional investors is expected to take place, via a special transaction (operación especial), to be executed on 2 April 2009. If the special transaction is not executed on such date, payment by qualifying institutional investors of the subscription price for new shares allocated during the discretionary allocation period must be made no earlier than the date on which the special transaction is executed and by no later than the third Madrid business day (excluding Saturdays) following such date (the “settlement date”).

Termination of the underwriting agreement

In the event the underwriting agreement terminates in accordance with its terms, shareholders of record and purchasers of rights who have exercised their preferential subscription rights will not be able to revoke such subscriptions. However, requests for additional new shares may be revoked during the two Madrid business days following publication of a notice (hecho relevante) by the Company announcing any termination of the underwriting agreement. Subscription orders for new shares received during the discretionary allocation period from qualifying institutional investors would, in such circumstances, be automatically revoked and no new shares would be issued to qualifying institutional investors pursuant to such orders.

Delivery and admission to trading in Spain of the new shares

Following receipt of subscription monies due, we shall declare the share capital increase complete (fully or partially, as the case may be) and proceed to the granting of the corresponding capital increase deed (escritura pública) before a Spanish notary public, for its subsequent registration with the Mercantile Registry of Barcelona.

Registration of the capital increase with the Mercantile Registry of Barcelona is expected to take place on 2 April 2009, following which the capital increase deed (escritura pública), duly registered, will be delivered to the CNMV, Iberclear and the Barcelona stock exchange, as the lead stock exchange for our shares.

Registration of new shares

New shares issued upon exercise of rights and pursuant to allocation in the additional subscription period and the discretionary allocation period will be registered with Iberclear as soon as practicable after registration of the capital increase deed (escritura pública). Registration is currently expected to occur on or about 2 April 2009.

The specific dates for actions to occur in connection with the rights offering that are set forth above and throughout this offering memorandum are indicative only. We cannot assure you that the indicated actions will in fact occur on the cited dates or at all.

Market Capitalisation

Our market capitalisation on 11 March 2009 was €5,239 million, based on the closing price of our shares on the SIBE on that date. The aggregate nominal value and premium of the new shares being issued in respect of the rights offering represents approximately 67% of this market capitalisation.

Estimated Transaction Expenses

We have agreed to pay the managers commissions in an aggregate amount of €60 million in relation to the rights offering, representing approximately 1.7% of the gross proceeds of the rights offering (assuming it is fully subscribed). These commissions represent approximately 5.4% of the gross proceeds of the issue of the 141,757,588 underwritten shares (assuming they are fully subscribed).

We estimate that our aggregate expenses in connection with the rights offering will be approximately €100.5 million (or €0.22 per new share).

PLAN OF DISTRIBUTION

Shareholder Commitments

On 9 March 2009, our majority shareholders, Criteria CaixaCorp and Repsol YPF, executed commitment letters whereby they irrevocably committed to exercise in full the preferential subscription rights granted to them, 167,893,131 and 138,125,309 new ordinary shares, respectively (or 68.3%, in aggregate, of the total number of new ordinary shares being offered). Accordingly, we anticipate receiving gross proceeds of approximately €1,313 million and €1,080 million from Criteria CaixaCorp and Repsol YPF, respectively.

Underwriting Agreement

Additionally, on 9 March 2009, we entered into an underwriting agreement, governed by New York law, with UBS, Banco Santander, Barclays Capital, BNP Paribas, Citi, SocGen, ING Wholesale Banking and ”la Caixa” with respect to the new shares not subject to the irrevocable commitments of our majority shareholders referred to above (such shares, the “underwritten shares”), representing 141,757,588 ordinary shares, or 31.7% of the new ordinary shares being offered pursuant to the rights offering (the “underwriting agreement”). UBS, Banco Santander, Barclays Capital, BNP Paribas, Citi and SocGen are acting as joint global coordinators and, together with ING Wholesale Banking, as joint bookrunners and, together with ”la Caixa”, as managers in respect of the rights offering.

Underwriting commitments

Under the underwriting agreement, the managers have agreed, during the discretionary allocation period, to solicit subscription proposals from qualifying institutional investors for underwritten shares that remain unsubscribed after the additional subscription period. Subject to specified conditions, including the exercise in full by our majority shareholders of the preferential subscription rights granted to them, each manager has severally agreed to subscribe for and purchase up to the number of underwritten shares set forth opposite its name in the following table if, following the discretionary allocation period, underwritten shares offered remain unsubscribed (see “The Rights Offering and Exercise of Preferential Rights—Procedures”). Any such unsubscribed shares will be allocated to the managers in proportion to their respective underwriting commitments. If all of the underwritten shares are subscribed for by shareholders or institutional investors in the preferential subscription period, the additional subscription period and the discretionary allocation period, as the case may be, the managers will not be required to subscribe for underwritten shares.

Managers	Maximum number of underwritten shares	Percentage of underwritten shares
UBS	18,295,429	12.91%
Banco Santander	24,692,430	17.42%
Barclays Capital	18,295,429	12.91%
BNP Paribas	18,295,429	12.91%
Citi	18,295,429	12.91%
SocGen	18,295,429	12.91%
ING Wholesale Banking	15,992,508	11.28%
”la Caixa”	9,595,505	6.77%

Total	141,757,588	100.0%

The global coordinators have agreed to pre-fund payment for all of the underwritten shares that are placed by the managers during the discretionary allocation period. Accordingly, if at the end of the discretionary allocation period, all of the underwritten shares have been placed, the global coordinators will pre-fund payment for all of the underwritten shares placed by the managers during such period. If underwritten shares remain unsubscribed at the end of the discretionary allocation period, the global coordinators will pre-fund (i) those underwritten shares, if any, that the managers have been able to place during such period, and (ii) such number of underwritten shares that remain unsubscribed at the end of such period, on their own behalf and on behalf of the managers in performance of their respective underwriting commitments.

If, upon the expiration of the additional subscription period, any underwritten shares remain unsubscribed, the global coordinators (acting unanimously) may agree that the managers will subscribe for the full amount of such underwritten shares, in their own name and on their own behalf, in proportion to their respective underwriting commitments at the subscription price, hence completing the rights offering.

The underwriting obligations assumed by the managers are several in nature. Without prejudice to the foregoing, in the event of default by any manager, the global coordinators will have the right to make arrangements for one or more of the non-defaulting managers, or any other managers, to purchase all, but not less than all, of the defaulted shares. In the event the global coordinators do not complete such arrangements within the stipulated timeframe, the other managers will be required to assume, on a joint basis, the underwriting of the underwritten shares corresponding to the defaulting manager up to an aggregate limit of 10% of the total underwriting commitments and, in each case, in the proportion that their respective underwriting commitments bear to the defaulted underwriting commitments. The defaulting manager shall not receive any commissions (see “—Underwriting commissions, costs and expenses” below), and the commissions to which it would otherwise have been entitled will be distributed among the non-defaulting managers, in proportion to their respective underwriting commitments, to the extent those commissions result from obligations of the defaulting manager subsequently assumed by the non-defaulting managers.

As a result of subscribing for and reselling underwritten shares, the managers may realise profits or losses independent of any fees or commissions paid by us.

Underwriting commissions, costs and expenses

In consideration of their services in connection with the rights offering, and subject to their obligations under the underwriting agreement having become unconditional and the underwriting agreement not having terminated, we will pay to the managers an underwriting commission of 4.0% and a management commission of 1.41%, in each case, of the subscription price multiplied by the aggregate number of underwritten shares whether or not they are called upon to acquire or procure acquirers for any of the underwritten shares under the underwriting agreement. Furthermore, we have agreed to reimburse the managers for certain costs and expenses (including stamp duties and similar taxes) properly incurred by them in connection with the rights offering, regardless of whether their respective obligations under the underwriting agreement have become unconditional.

Representations, warranties, undertakings and indemnities

We have given customary representations and warranties to the managers and have agreed to customary indemnification provisions in their favour in respect of certain liabilities they may incur in connection with the rights offering. Our liabilities under the underwriting agreement are unlimited as to time and amount, as is customary for such agreements. We have also obtained customary undertakings from the managers, including in respect of compliance with securities laws and other applicable laws and regulations.

Grounds for termination

The underwriting agreement provides that the obligations of managers (including their underwriting obligations and the pre-funding obligations of the global coordinators) are subject to certain customary conditions. In addition, the global coordinators, acting unanimously, may terminate the underwriting agreement, at any time prior to the prefunding (which is expected to take place at 9.00 (Madrid time) on 2 April 2009), upon the occurrence of any of the following force majeure events:

•	the CNMV or any other relevant authority suspends or revokes any necessary approval for the capital increase, the rights offering or the Offer;

•	there has been any material breach of the representations, warranties, covenants, obligations or undertakings given or made by us under the Underwriting Agreement;

•

there has been any change or any development involving a prospective change in the business, properties, management, financial condition, results of operations or prospects of our Company, whether or not arising in the ordinary course of business, the effect of which change or development is, in the sole judgment of the global coordinators, acting unanimously, so material and adverse as to make it impractical or inadvisable to proceed with the rights offering or the delivery of the new shares on the terms and in the manner contemplated in this offering memorandum;

•

there has been a suspension of trading of our ordinary shares on the Spanish stock exchanges either (a) lasting more than twenty four (24) consecutive hours, if taking place within the first thirteen calendar days of the preferential subscription period, or (b) lasting more than four (4) consecutive hours, if taking place from the second-to-last calendar day of the preferential subscription period to the subscription date (which is expected to be 2 April 2009), in each case the effect of which suspension is, in the sole judgment of the global coordinators, acting unanimously, so material and adverse as to make it impractical or inadvisable to proceed with the rights offering or the delivery of the new shares on the terms and in the manner contemplated in this offering memorandum;

•

a general moratorium on commercial banking activities has been declared by European Union, Spanish, United Kingdom, U.S. federal or New York State authorities or there has been a material disruption in commercial banking or securities settlement, payment or clearance services in the European Union or the United States; or

•

there has occurred (a) a suspension or material limitation in trading in securities generally on any of the Spanish stock exchanges, the London Stock Exchange or the New York Stock Exchange, (b) any change or any development involving a prospective change in the national or international financial, political or economic conditions, any financial markets or any currency exchange rates or controls, (c) an outbreak or escalation of hostilities or acts of terrorism or a declaration of a national emergency or war, or (d) any other calamity or crisis, if the effect of any such event, individually or together with any other such event, in the sole judgment of the global coordinators, acting unanimously, is so material and adverse as to make it impractical or inadvisable to proceed with the rights offering or the delivery of the new shares on the terms and in the manner contemplated in this offering memorandum.

The irrevocable commitments of our majority shareholders are not, however, subject to any such conditions or termination events.

Furthermore, the obligations of the managers are subject to the following conditions precedent, in addition to the customary documentary and other conditions precedent: (i) that our majority shareholders have subscribed and paid for all of the new shares corresponding to their respective preferential subscription rights by no later than the last day of the preferential subscription period, and (ii) that the Offer has not been revoked or otherwise terminated on or prior to the prefunding date.

Following any termination of the underwriting agreement, we will file a notice (hecho relevante) with the CNMV confirming whether we intend to proceed with the rights offering on a non-underwritten basis as regards the underwritten shares. Upon any such termination, subscription proposals, if any, submitted by institutional investors during the discretionary allocation period, whether or not any new shares had been allocated to them, and by any of the managers, will automatically be deemed revoked and terminated, together with the respective underwriting obligations of the managers. In such circumstances, if the number of new shares for which valid subscription proposals have been received during the preferential subscription period and the additional subscription period are not sufficient to cover all of the new shares contemplated by the rights offering, we reserve the right to declare the subscription incomplete, in which case our equity would be increased in the amount of the new shares for which valid subscription proposals have been received.

Lock-Up Arrangements

In the underwriting agreement, we have agreed with the managers, subject to certain limited exceptions, that until 180 days following the date on which the new shares are admitted to listing on the Spanish stock exchanges, we will not, without the prior written consent of the global coordinators (not to be unreasonably withheld or, if not withheld, delayed): (i) directly or indirectly, issue, offer, pledge, sell, announce an intention to or contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, pledge or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into, or exercisable or exchangeable for, ordinary shares or file any registration statement under the U.S. Securities Act with respect to any of the foregoing; or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the ordinary shares, whether any such swap or transaction described in (i) or (ii) above is to be settled by delivery of ordinary shares or any securities convertible into, or exercisable or exchangeable for, ordinary shares, in cash or otherwise. The foregoing does not apply (A) to the issuance and sale of ordinary shares to be issued and sold under the rights offering, (B) to any ordinary shares issued or options to purchase ordinary shares granted pursuant to any employee benefit plans of our Company in the terms described in this offering memorandum and in the Spanish prospectus, (C) to any ordinary shares issued or transferred for the purpose of executing strategic transactions, provided that any subscriber or transferee of such ordinary shares has agreed to be bound by the same restrictions for the remainder of such 180-day period, (D) to the extent the new shares are not taken up and the rights offering is declared complete and partially subscribed, to the issue of ordinary shares to our majority shareholders to the extent necessary for the purposes of complying with the requirements of the Acquisition Facilities, and (E) to the issue of ordinary shares for the purpose of executing the potential merger between Gas Natural SDG and Unión Fenosa.

Each of our majority shareholders has similarly agreed with the managers, subject to certain limited exceptions, that until 90 days following the date on which the new shares are admitted to listing on the Spanish stock exchanges, such majority shareholder will not, without the prior written consent of the managers (not to be unreasonably withheld or, if not withheld, delayed): (i) directly or indirectly, offer, pledge, sell, announce an intention to or contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, pledge or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into, or exercisable or exchangeable for, ordinary shares; or (ii) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the ordinary shares, whether any such swap or transaction described in (i) or (ii) above is to be settled by delivery of ordinary shares or any securities convertible into, or exercisable or exchangeable for, ordinary shares, in cash or otherwise. The foregoing shall not apply to transfers of ordinary shares among affiliated entities (within the meaning of Article 4 of the Spanish Securities Market Act 24/1988, of 28 July 1988), provided in each case that any transferee has agreed to be bound by the same restrictions for the remainder of such 90-day period.

Selling and Transfer Restrictions

No action has been taken by us or the managers that would permit, other than the offering of new shares in the discretionary allocation period described herein, an offer of new shares or the possession or distribution of this offering memorandum or any other offering material in any jurisdiction (other than Spain in respect of the Spanish prospectus) where, according to the laws of such jurisdiction, registration or approval for that purpose is required.

See “Selling and Transfer Restrictions”.

Relationships with the Managers

In the ordinary course of their respective businesses, the managers, directly or through their respective affiliates, may have engaged, and may, in the future, engage, in commercial banking, investment banking, advisory and/or consulting services with us and our affiliates for which they have been or will be paid customary fees.

We have appointed Santander Investment, S.A. as Agent Bank in relation to the rights offering pursuant to an Agency Agreement dated 9 March 2009, in respect of which appointment Santander Investment, S.A. will receive an agency fee.

UBS is acting as financial adviser to our Company in respect of our Offer, currently in progress, for Unión Fenosa and may earn advisory fees in such capacity. UBS has also entered into an equity swap arrangement with our Company in respect of Unión Fenosa shares. We have also entered an equity swap arrangement with SocGen Spain, a subsidiary of SocGen (see “Our Acquisition of Unión Fenosa—Our Acquisition of Unión Fenosa Shares”). Furthermore, UBS, Banco Santander, Barclays Capital, BNP Paribas (through one of its Spanish subsidiaries), Citi (through one of its Spanish affiliates), SocGen, ING Wholesale Banking (through one of its Spanish affiliates) and ”la Caixa” are providing financing for the Offer, in their capacity as mandated lead arrangers under the Acquisition Facilities, and have earned, and may, in the future, earn, certain fees and commissions in connection therewith (see “Our Acquisition of Unión Fenosa—Sources of Funds—Acquisition Facilities”). We intend to use the net proceeds of the rights offering to prepay the Acquisition Facilities in part.

Furthermore, the managers may, in the future, hold our securities for investment purposes in the ordinary course of their respective businesses, and certain of the managers have advised us that they presently intend to actively trade in our ordinary shares as permitted by applicable laws and regulations.

SELLING AND TRANSFER RESTRICTIONS

Because of the following restrictions, purchasers and subscribers are advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the rights or the new shares offered hereby.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Manager has represented, warranted and agreed that it has not made and will not make an offer of any new shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the new shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in the Relevant Member State, all in accordance with the Prospectus Directive, other than the offers contemplated in the Spanish prospectus in Spain after the date of such publication or notification, and except that it may make an offer of any new shares to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; and

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, subject to obtaining the prior consent of the joint global coordinators for any such offer, provided that no such offer of new shares shall result in a requirement for the publication by the Company or any manager of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of any new shares to the public” in relation to any new shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the rights offering and any new shares to be offered so as to enable an investor to decide to acquire any new shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State.

In the case of any new shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each manager has agreed that it will use its reasonable endeavours, by the inclusion of appropriate language in relevant offering documents, to procure that such financial intermediary will be deemed to have represented, acknowledged and agreed that the new shares acquired by it in the rights offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any new shares to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined who are not financial intermediaries or in circumstances in which the prior consent of the joint global coordinators has been obtained to each such proposed offer or resale.

United States of America

The rights and the new shares have not been, and will not be, registered under the U.S. Securities Act, or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold or exercised except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state securities laws. Accordingly, unless an appropriate exemption from relevant securities law requirements is available, the rights and the new shares may not be offered, sold or exercised, directly or indirectly, in or into the United States.

We are offering and selling the rights and new shares in transactions not subject to the registration requirements of the U.S. Securities Act (i) within the United States to existing U.S. shareholders in reliance on Rule 801 under the U.S. Securities Act, and (ii) outside the United States, in offshore transactions in reliance on Regulation S under the U.S. Securities Act. Additionally, the managers may arrange for the offer and sale of new shares not taken up in the rights offering (i) within the United States to persons reasonably believed to be QIBs in reliance on Rule 144A under the U.S. Securities Act, or (ii) outside the United States, in offshore transactions in reliance on Regulation S under the U.S. Securities Act.

By participating in the rights offering, each existing shareholder resident in the United States will be deemed to have acknowledged and agreed (i) that any resale or transfer of rights by it or on its behalf is not permitted except outside the United States pursuant to Regulation S of the U.S. Securities Act, and (ii) that it will not offer, sell, pledge or otherwise transfer the rights except in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S under the U.S. Securities Act. New shares acquired by existing U.S. shareholders in reliance on Rule 801 will be “restricted securities” as defined in Rule 144(a)(3) of the U.S. Securities Act to the same extent and in the same proportion as our shares held by such shareholders on the record date.

Any person who exercises rights will be deemed to have acknowledged and agreed either (i) that such person is acquiring the new shares in an offshore transaction complying with Regulation S under the U.S. Securities Act or (ii) that such person was an existing shareholder of our Company on the record date and is exercising rights allocated by us in the rights offering.

Purchasers of new shares in the underwritten international private placement, if any, in the United States will be deemed to have made the acknowledgements, representations and agreements set out under “—U.S. Transfer Restrictions” below. Prospective purchasers of new shares in the underwritten international private placement, if any, are hereby notified that the managers may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A thereunder.

Each purchaser of new shares will be deemed to have acknowledged and agreed that it is relying on this offering memorandum alone in conducting its examination of us and the terms of the rights offering, including the merits and risks involved, and in making an investment decision concerning the rights and/or the new shares. We have the discretion to reject any subscription for the rights and the new shares in the light of securities laws considerations.

Until 40 days after the commencement of this offering, an offer, sale or transfer of the rights or the new shares within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the U.S. Securities Act.

U.S. Transfer Restrictions

Each purchaser of new shares within the United States pursuant to Rule 144A under the U.S. Securities Act in the underwritten international private placement, by accepting delivery of this offering memorandum, will be deemed to have represented, agreed and acknowledged that:

•

It is (a) a qualified institutional buyer within the meaning of Rule 144A (a “QIB”), (b) acquiring such shares for its own account or for the account of a QIB, and (c) aware, and each beneficial owner of such shares has been advised, that the sale of such shares to it is being made in reliance on Rule 144A.

•

It understands that such shares have not been and will not be registered under the U.S. Securities Act and may not be offered, sold, pledged or otherwise transferred except (a) in accordance with Rule 144A thereunder to a person that it and any person acting on its behalf reasonably believe is a QIB purchasing for its own account or for the account of a QIB, (b) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S, or (c) pursuant to an exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder (if available), in each case in accordance with any applicable securities laws of any state of the United States.

•

Notwithstanding anything to the contrary in the foregoing, the shares may not be deposited into any unrestricted depositary receipt facility in respect of shares established or maintained by a depositary bank.

•

The Company, the managers and their affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. If it is acquiring any shares for the account of one or more QIBs, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

United Kingdom

Each of the managers has represented, warranted and undertaken to us that:

(a)	it has complied and will comply with all applicable provisions of the UK Financial Services and Markets Act 2000 (the “FSMA”) with respect to anything done by it in relation to the new shares in, from or otherwise involving the United Kingdom; and

(b)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated in the United Kingdom any invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) received by it in connection with the issue or sale of the new shares in circumstances in which Section 21(1) of FSMA does not apply to our Company.

Australia

This document is not a disclosure document under Chapter 6D of the Corporations Act 2001 (Cth) (the “Australian Corporations Act”), has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly:

(i)	the offer of the rights and the new shares in Australia may only be made to persons who are “sophisticated investors” (within the meaning of section 708(8) of the Australian Corporations Act) or to “professional investors” (within the meaning of section 708(11) of the Australian Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Australian Corporations Act, so that it is lawful to offer, or invite applications for, the rights and the new shares without disclosure to persons under Chapter 6D of the Australian Corporations Act; and

(ii)	this document may only be made available in Australia to persons as set forth in clause (i) above.

If you acquire rights or new shares, then you (i) represent and warrant that you are a person to whom an offer of securities can be made without a disclosure document in accordance with subsections 708(8) or (11) of the Corporations Act and (ii) agree not to sell or offer for sale any rights and new shares in Australia within 12 months after their issue to the offeree or invitee under this document, except in circumstances where disclosure to investors under Chapter 6D would not be required under the Australian Corporations Act.

No person receiving a copy of this document and/or receiving a credit of rights to a stock account in Iberclear with a bank or financial institution in Australia may treat the same as constituting an invitation or offer to him nor should he in any event deal in rights in Iberclear unless such an invitation or offer could lawfully be made to him without contravention of any registration or other legal requirements. In such circumstances, this document is to be treated as received for information only and should not be copied or redistributed.

Canada

Canadian Resale Restrictions

The distribution of the rights and new shares is being made pursuant to exemptions from the requirement to file a prospectus. Accordingly, any resale or transfer of the rights or new shares must be made (i) through an appropriately registered dealer or in accordance with an exemption from the registration requirements of applicable Canadian provincial or territorial securities laws, and (ii) in accordance with, or pursuant to an exemption from, the prospectus requirements of such laws. Such resale restrictions may not apply to resales made through an exchange or market outside of Canada or to a person or company outside of Canada, depending on the circumstances. Recipients or purchasers of rights or new shares are advised to seek legal advice prior to any resale of rights or new shares.

Canadian Tax Considerations and Eligibility for Investment

This offering memorandum does not address the Canadian tax consequences of the offering, exercise, ownership, sale or exchange of rights or new shares. Prospective Canadian investors should consult their own legal and tax advisers with respect to the tax consequences of an investment in the rights or new shares in their particular circumstances and about the eligibility of the rights or new shares for investment by purchasers under relevant Canadian legislation.

Enforcement of Legal Rights

The Company is formed under the laws of Spain. All of the directors and officers (or their equivalents) of the Company, as well as any experts named herein may be located outside of Canada and, as a result, it may not be possible for purchasers to effect service of process within Canada upon the Company or such experts. All or a substantial portion of the assets of the Company and such experts may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such experts in Canada or to enforce a judgment obtained in a Canadian court against the Company or such experts outside of Canada.

Language of Document

By its receipt of this document, each Canadian investor confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme paries présentes qu’il a expressément exige que tous les documents faisant foi ou se rapportant de quelque manière que ce soit a la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédiges en anglais seulement.

China

The rights and the new shares are not being offered or sold and may not be offered or sold, directly or indirectly, in the People’s Republic of China (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), except as permitted by the securities laws of the People’s Republic of China.

Japan

The rights offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”). Accordingly, the rights and the new shares will not, directly or indirectly, be offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exception from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and other relevant laws and regulations of Japan.

Spain

The rights offering is being conducted in Spain in compliance with the requirements set forth in the Spanish Securities Market Act 24/1988, of 28 July 1988, as amended and in Royal Decree 291/1991 of March 27, 1991, as amended, on issues and public offers of securities. A prospectus (folleto informativo) in the Spanish language, in respect of this rights offering, has been filed and registered by us with the CNMV on the date hereof.

Switzerland

This document is being communicated to only a small number of selected investors in or from Switzerland. Each copy of this document is addressed to a specifically named recipient and may not be passed on to third parties. The rights or new shares are not being offered to the public in or from Switzerland, and neither this offering memorandum, nor any other offering material in relation to the rights or new shares may be distributed in connection with any such public offering.

United Arab Emirates

This offering is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates (“UAE”). The rights and new shares have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Exchange or with any other UAE exchange.

The offering, the rights, the new shares and any interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this international offering memorandum is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the rights or new shares may not be offered or sold directly or indirectly to the public in the UAE.

General

Except in connection with offers and sales in Spain, no action has been taken, or will be taken, in any jurisdiction that would permit a public offering of our shares, the rights or the new shares, or possession or distribution of any offering memorandum or other offering or publicity materials issued in connection with this rights offering, in any country or jurisdiction where action for that purpose is required.

Accordingly, the rights and the new shares may not be offered or sold, directly or indirectly, and neither this offering memorandum nor any other offering or publicity materials issued in connection with this rights offering may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons into whose possession this offering memorandum comes should inform themselves about and observe any restrictions on the distribution of this offering memorandum and the rights offering, including those in the paragraphs above. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This offering memorandum does not constitute an offer to subscribe for or buy any of the rights or the new shares offered hereby to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any offer, reoffer, sale, resale, subscription, pledge or other transfer of rights or the new shares made other than in compliance with the above-stated restrictions shall not be recognised by us.

Each purchaser and subscriber will also be deemed to have agreed to give any subsequent purchaser and subscriber of rights or new shares notice of any restrictions of the transfer thereof.

ENFORCEMENT OF CIVIL LIABILITIES

We are a Spanish company, and all of our assets, other than our assets in Puerto Rico, are located in Spain or other jurisdictions outside of the United States. In addition, all of our directors and executive officers, as well as our majority shareholders, reside or are located in Spain. As a result, investors may not be able to effect service of process outside Spain upon us or these persons or to enforce judgments obtained against us or these persons in foreign courts predicated solely upon the civil liability provisions of U.S. securities laws.

Furthermore, there is doubt that a lawsuit based upon U.S. federal or state securities laws, or the laws of any other non-Spanish jurisdiction, could be brought in an original action in Spain and that a foreign judgment based upon such laws would be enforced in Spain. There is also doubt as to enforceability of judgments of this nature in several of the other jurisdictions in which we operate and where our assets are located. See “Risk Factors—Risks Related to Our Ordinary Shares and the Rights Offering—It may be difficult or impossible for investors outside Spain to serve process on, or enforce judgments against, our Company in respect of civil liabilities or otherwise in connection with the rights offering”.

INDEPENDENT AUDITORS

The financial statements of the Group as of and for the financial years ended 31 December 2008, 2007 and 2006 (each including audited comparative figures for the prior year) appearing in this offering memorandum have been audited by PricewaterhouseCoopers Auditores, S.L., independent auditors, as stated in their reports herein.

For a breakdown of fees paid to PricewaterhouseCoopers Auditores, S.L. and its affiliates for auditing services and other services provided to us during the three years ended 31 December 2008, see Note 33 to our audited consolidated annual accounts as of and for the year ended 31 December 2008 and Note 37 to our audited consolidated annual accounts as of and for each of the years ended 31 December 2007 and 2006.

The financial statements of the Unión Fenosa Group as of and for the financial years ended 31 December 2008, 2007 and 2006 (each including audited comparative figures for the prior year) appearing in this offering memorandum have been audited by Deloitte, S.L. of Plaza Pablo Ruiz Picasso, 1, Torre Picasso, 28020 Madrid, Spain, independent auditors of the Unión Fenosa Group for such financial periods.

LEGAL MATTERS

The validity of our shares and certain matters governed by Spanish law will be passed on by Freshfields Bruckhaus Deringer LLP, our Spanish counsel, and for the managers by Linklaters, S.L.P., Spanish counsel to the managers.

Certain matters governed by U.S. federal and New York state law will be passed on by Freshfields Bruckhaus Deringer LLP, our U.S. counsel, and for the managers by Linklaters, S.L.P., U.S. counsel to the managers.

ANNEX

GLOSSARY OF SELECTED INDUSTRY TERMS

bar	A unit of pressure. Standard sea level pressure is defined as 1013.25 mbar, equal to 1.01325 bar.

CCGT	Combined cycle gas turbines. A CCGT plant uses a gas turbine generator to generate electricity and the waste heat generated by that process is then used to make steam, generating additional electricity via a steam turbine. This last step enhances the efficiency of electricity generation compared with standard gas turbines.

cogeneration or CHP	Cogeneration, or combined heat and power, is the thermodynamically efficient use of a heat engine or a power station to simultaneously generate both electricity and useful heat. Conventional power plants emit the heat created as a by-product of electricity generation into the environment through cooling towers, flue gas, or by other means. Cogeneration captures the by-product heat for domestic or industrial heating purposes in buildings located to the plant or for heating water for district heating.

combined cycle electricity generation	The generation of electricity through the use of CCGT plants.

cryogenic storage tanks	LNG occupies 600 times less volume than natural gas in gaseous form making it practical to transport gas by sea in liquefied form. LNG is also stable and safe for maritime transportation because, although compressed in volume, it remains at atmospheric pressure. The storage temperature of LNG, however, is -162ºC. A specially engineered and constructed double-walled storage tanks are required, which are typically referred to as cryogenic storage tanks. These tanks can be found on land, at regasification facilities, for example, and in LNG tankers.

distribution networks	Distribution networks comprise low-pressure gas pipelines for the local transportation of natural gas. In Spain, these networks operate with a maximum design pressure equal to or lower than 16 bars and include those other gas pipelines whose purpose, regardless of their maximum design pressure, is to deliver gas to a single end consumer.

distributors	Those companies that own and operate part of the distribution network.

EU Allowance Units or EUAs	Each unit is the equivalent of one tonne of CO2 emissions.

Gigawatt hour or GWh	Unit of energy equal to one thousand megaWatt hours.

joule or J	A joule is a unit of energy equal to the work done by a force of one newton travelling through a distance of one metre. A newton is a unit of force equal to the force required to accelerate a mass of 1 kilogramme at a rate of one metre per second.

kilowatt per hour or kWh	Unit of energy, equal to 3,600,000 joules (3.6 MJ) or the amount of energy that would be transferred at a constant rate of one kilowatt for one hour.

‘last resort’ tariff	Establishes a maximum price payable in the deregulated natural gas market in Spain by consumers with a specified maximum annual consumption.

liquefaction	Before natural gas, in its naturally occurring gaseous state, can be transported via LNG tankers it must be liquefied, a process known as liquefaction. This process generally takes place at liquefaction plants located close to marine terminals (or exit points) in exporting countries. This is broadly the reverse process to regasification.

liquefied petroleum gas or LPG	Propane, butane or propane-butane mixtures derived from crude oil refining or natural gas fractionation, used for heating in the residential and services sector.

LNG	Liquefied natural gas, obtained through the cooling of natural gas to -162ºC at atmospheric pressure. One tonne of LNG corresponds to 1,400 cubic metres of gas.

MW	MegaWatt, or one million Watts. The Watt is the basic unit of power, equal to one joule of energy per second.

natural gas	A mixture of hydrocarbons, consisting primarily of methane, which is withdrawn in its gaseous state from the subsoil at standard conditions.

primary pipeline network	A high-pressure pipeline network for the country-wide transportation of natural gas. In Spain, this network comprises those pipelines with a maximum operational pressure equal to or higher than 60 bar.

regasification	LNG shipped via LNG tankers at -162ºC and atmospheric pressure is stored in cryogenic storage tanks located at marine terminals. When needed, it is returned to its gaseous state (or regasified) at regasification plants located at marine terminals (or entry points), compressed to the pipeline pressure and input in the pipeline network. This is broadly the reverse process to liquefaction.

renewable energy	Energy derived from renewable energy sources, such as wind power, hydropower or solar energy.

renewable energy sources	Sustainable sources of energy that are regenerative or, for all practical purposes, cannot be depleted, such as wind, water or sunlight.

secondary pipeline network	A medium-pressure pipeline network for the regional transportation of natural gas. In Spain, this network operates at between 16 bar and 60 bar.

tariff-based customers	Customers who acquire natural gas from distributors in a regulated market.

third-party access or TPA	The right of commercialisers and certain other market participants to access natural gas transportation, regasification, storage and distribution facilities in Spain owned and/or operated by third parties, such as our Company, in exchange for the payment of certain regulated tolls and fees, which are revised periodically by the Spanish authorities.

transportation companies	Those companies that own and operate part of the transportation network and carry on the activities of transportation, regasification and storage.

transportation network	A natural gas network, comprising the primary pipeline network, the secondary pipeline network, regasification plants, cryogenic storage facilities, the connections between such networks and gas fields and cryogenic storage facilities, and the international connections, such as the Europe-Maghreb pipeline, that connect such network to other natural gas systems or fields in other countries.

wind farm generation	A technology that utilises wind energy, a renewable energy source, to drive turbines to generate electricity.

UNIÓN FENOSA GROUP

Unión Fenosa Audited Consolidated Annual Accounts as of and for the year ended 31 December 2008
Audit report	F-226
Consolidated balance sheets as of 31 December 2008 and 2007	F-227
Consolidated income statements for each of the years ended 31 December 2008 and 2007	F-228
Consolidated statements of income and expense recognised for each of the years ended 31 December 2008 and 2007	F-229
Consolidated cash flow statements for each of the years ended 31 December 2008 and 2007	F-231
Notes to the Unión Fenosa Audited Consolidated Annual Accounts as of and for the year ended 31 December 2008	F-232

Unión Fenosa Audited Consolidated Annual Accounts as of and for the year ended 31 December 2007
Audit report	F-315
Consolidated balance sheets as of 31 December 2007 and 2006	F-316
Consolidated income statements for each of the years ended 31 December 2007 and 2006	F-317
Consolidated statements of income and expense recognised for each of the years ended 31 December 2007 and 2006	F-318
Consolidated cash flow statements for each of the years ended 31 December 2007 and 2006	F-319
Notes to the Unión Fenosa Audited Consolidated Annual Accounts as of and for the year ended 31 December 2007	F-320

Unión Fenosa Audited Consolidated Annual Accounts as of and for the year ended 31 December 2006
Audit report	F-402
Consolidated balance sheets as of 31 December 2006 and 2005	F-403
Consolidated income statements for each of the years ended 31 December 2006 and 2005	F-404
Consolidated statements of income and expense recognised for each of the years ended 31 December 2006 and 2005	F-405
Consolidated cash flow statements for each of the years ended 31 December 2006 and 2005	F-406
Notes to the Unión Fenosa Audited Consolidated Annual Accounts as of and for the year ended 31 December 2006	F-407

UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

Unaudited Consolidated Pro Forma Financial Information
Unaudited consolidated pro forma balance sheet as of 31 December 2008	F-479
Unaudited consolidated pro forma income statement for the year ended 31 December 2008	F-480
Notes to the Unaudited Consolidated Pro Forma Financial Information	F-481

Directors’ Reports of Gas Natural SDG, S.A.

The scope of the work performed by our auditors on the Consolidated Directors’ Report referred to in the accompanying auditors’ reports for each of the years ended 31 December 2008, 2007 and 2006 (the “Directors’ Reports”) is described in paragraph 4 of the auditors’ report to our audited consolidated annual accounts for the corresponding year and has not been conducted in accordance with U.S. GAAP or auditing standards of the Public Company Accounting Oversight Board (United States).

Pursuant to Spanish regulatory requirements, the Directors’ Reports are required to accompany the Company’s consolidated annual accounts and the related auditors’ report and are hereby incorporated by reference in this offering memorandum only in order to comply with such regulatory requirements. Investors are strongly cautioned that the Directors’ Reports contain information as of various dates and do not contain a current description of our business, affairs or results. The information contained in the Directors’ Reports has been neither audited nor prepared for the specific purpose of this rights offering. Accordingly, the Directors’ Reports should be read together with the other portions of this offering memorandum, and in particular the sections “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Any information contained in the Directors’ Reports shall be deemed to be modified or superseded by any information elsewhere in the offering memorandum that is subsequent to or inconsistent with it. Furthermore, the Directors’ Reports include certain forward-looking statements that are subject to inherent uncertainty (see “Forward-Looking Statements”). Accordingly, investors are cautioned not to rely upon the information contained in such Directors’ Reports.

Free translation of the auditor’s report on the consolidated annual accounts originally issued in Spanish. In the event of a discrepancy, the Spanish language version prevails.

AUDITOR’S REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS

To the Shareholders of Gas Natural SDG, S.A.

We have audited the consolidated annual accounts of Gas Natural SDG, S.A. (parent company) and its subsidiaries (the Group), consisting of the consolidated balance sheet as at December 31, 2008, the consolidated income statement, the consolidated statement of income and expense recognised, the consolidated cash flow statement and the related notes to the consolidated annual accounts for the year then ended, the preparation of which is the responsibility of the Directors of the parent company. Our responsibility is to express an opinion on the consolidated annual accounts taken as a whole, based on the work carried out in accordance with auditing standards generally accepted in Spain, which require the examination, on a test basis, of evidence supporting the consolidated annual accounts and an evaluation of their overall presentation, the accounting principles applied and the estimates made.

In accordance with Spanish Corporate Law, the Directors of the parent company have presented, for comparative purposes only, for each item in the consolidated balance sheet, the consolidated income statement, the consolidated statement of income and expense recognised, the consolidated cash flow statement and the related notes to the consolidated annual accounts, the corresponding amounts for the previous year as well as the amounts for 2008. Our opinion refers solely to the consolidated annual accounts for 2008. On March 7, 2008 we issued our audit report on the consolidated annual accounts for 2007, in which we expressed an unqualified opinion.

In our opinion, the accompanying consolidated annual accounts for 2008 present fairly, in all material respects, the consolidated equity and the consolidated financial position of Gas Natural SDG, S.A. and its subsidiaries as at December 31, 2008 and the consolidated results of their operations, the changes in consolidated income and expenses recognised and consolidated cash flows for the year then ended and contain all the information necessary for their interpretation and comprehension in accordance with International Financial Reporting Standards as adopted by the European Union, applied on a basis consistent with the preceding year.

The accompanying consolidated Directors’ Report for 2008 contains the information that the Directors of the parent company consider relevant to the Group’s position, the evolution of its business and other matters and does not form an integral part of the consolidated annual accounts. We have verified that the accounting information contained in the aforementioned consolidated Directors’ Report coincides with that of the consolidated annual accounts for 2008. Our work as auditors is limited to checking the consolidated Directors’ Report within the scope already mentioned in this paragraph and it does not include a review of information other than that obtained from the accounting records of the Gas Natural SDG, S.A. and its subsidiaries.

PricewaterhouseCoopers Auditores, S.L.

Originally signed by Manuel Valls Morató

Audit Partner

February 9, 2009

PricewaterhouseCoopers Auditores, S.L. - R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª

Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

GAS NATURAL

2008 Annual Report

CONSOLIDATED ANNUAL ACCOUNTS

Consolidated Balance Sheet

Consolidated Income Statement

Consolidated Statement of Income and Expenses Recognised

Consolidated Cash Flow Statements

Notes to the Consolidated Annual Accounts

GAS NATURAL

Consolidated balance sheet (Million Euros)

	31.12.08	31.12.07
Assets
Intangible assets (Note 5)	1,617	1,636
Goodwill	546	541
Other intangible assets	1,071	1,095
Property, plant and equipment (Note 6)	9,988	9,705
Investments recorded using the equity method (Note 7)	42	38
Non-current financial assets (Note 8)	2,820	719
Deferred income tax assets (Note 20)	339	274

Non-current assets	14,806	12,372

Non-current assets held for sale	5	2
Inventories (Note 9)	560	462
Trade and other receivables (Note 10)	2,785	2,372
Trade receivables	2,370	2,077
Other receivables	398	282
Current deferred income tax assets	17	13
Other current financial assets (Note 8)	360	60
Cash and cash equivalents (Note 11)	249	152

Current assets	3,959	3,048

Total assets	18,765	15,420

Net equity and liabilities
Share capital	448	448
Reserves	5,158	4,716
Profit for the year attributed to the Equity holders of the Company	1,057	959
Interim dividend	(215)	(192)
Adjustments for changes in value	(72)	139
Available-for-sale financial assets	57	155
Hedging operations	(78)	(3)
Cumulative translation adjustments	(51)	(13)

Capital and reserves attributable to the Company’s equity holders	6,376	6,070
Minority interests	345	357

Total net equity (Note 12)	6,721	6,427

Grants (Note 13)	606	543
Non-current provisions (Note 14)	625	465
Non-current financial liabilities (Note 15)	4,451	3,075
Borrowings	4,449	3,072
Other financial liabilities	2	3
Deferred income tax liability (Note 20)	526	495
Other non-current liabilities (Note 17)	706	599

Non-current liabilities	6,914	5,177

Current provisions (Note 14)	146	65
Current financial liabilities (Note 15)	934	1,004
Borrowings	924	996
Other financial liabilities	10	8
Trade and other payables (Note 18)	2,865	2,357
Trade payables	2,345	1,926
Other payables	311	261
Current deferred income tax liabilities	209	170
Other current liabilities (Note 19)	1,185	390

Current liabilities	5,130	3,816

Total net equity and liabilities	18,765	15,420

Notes 1 to 35 form an integral part of these consolidated annual accounts

GAS NATURAL

Consolidated income statement (Million Euros)

	2008	2007
Sales (Note 21)	13,544	10,093
Procurements (Note 23)	(9,796)	(6,747)
Other operating income (Note 22)	58	51
Personnel cost (Note 24)	(338)	(308)
Other operating expenses (Note 25)	(985)	(901)
Depreciation and amortisation expenses (Notes 5 and 6)	(726)	(651)
Release of fixed assets grants to income and others (Note 13)	37	30

Operating income	1,794	1,567

Net financial income	132	72
Net finance expense	(419)	(295)
Variations in fair value of financial instruments	17	1
Net exchange gains/losses	7	(2)
Gain on sales of financial instruments	14	64

Net financial income (Note 26)	(249)	(160)

Profit of entities recorded by equity method (Note 7)	6	8

Income before taxes	1,551	1,415

Income tax expense (Note 20)	(379)	(359)

Consolidated net income for the period	1,172	1,056

Attributable to:
Equity holders of the Company	1,057	959
Minority interests	115	97

	1,172	1,056
Earnings per share attributable to the equity holders of the Company—basic and diluted (Note 12)	2,36	2.14

Notes 1 to 35 form an integral part of these consolidated annual accounts

GAS NATURAL

Consolidated statement of income and expense recognised (Million Euros)

	2008	2007
Consolidated income for the year	1,172	1,056

Income and expense recognised directly in equity	(275)	(69)
Valuation of available-for-sale financial assets	(126)	51
Cash flow hedges	(121)	(62)
Cumulate translation adjustment	(99)	(75)
Actuarial gains and loss and other adjustments	(15)	1
Tax effect	86	16

Releases to income statement	11	(10)
Valuation of available-for-sale financial assets	(4)	(80)
Cash flow hedges	17	82
Tax effect	(2)	(12)

Total income and expense recognised for the year	908	977

Attributable to:
Equity holders of the Company	839	883
Minority interests	69	94

Notes 1 to 35 form an integral part of these consolidated annual accounts

GAS NATURAL

Consolidated cash flow statements (Million Euros)

	2008	2007
Net income before tax	1,551	1,415
Adjustments to net income:	1,110	850
Amortisation and depreciation of fixed assets	726	651
Other adjustments to net income	384	199
Changes in working capital	(115)	114
Other cash generated from operations:	(523)	(550)
Interest paid	(306)	(222)
Income tax paid	(217)	(328)

Net cash generated from operating activities	2,023	1,829

Cash flows into investing activities:	(2,829)	(2,176)
Group companies, associates and business units	(28)	(1,015)
Purchases of Property, plant and equipment and intangible assets	(1,088)	(1,135)
Other financial assets	(1,713)	(26)
Proceeds from divestitures:	66	176
Sales of Property, plant and equipment and intangible assets	19	13
Other investments	47	163
Other cash flows from investing activities:	111	111
Proceeds from dividends	11	17
Proceeds from interest	20	18
Other proceeds/(payments) from/(of) investing activities (Note 13)	80	76

Net cash received from investing activities	(2,652)	(1,889)

Cash flows from financing activities:	1,286	730
Proceeds from borrowings	2,865	1,270
Repayment of borrowings	(1,579)	(540)
Dividends paid	(580)	(521)
Other cash flows from financing activities	32	(112)

Net cash received from financing activities	738	97

Effect of exchange rates on cash and cash equivalent	(12)	(12)

Variation in cash and cash equivalents	97	25

Cash and cash equivalents at beginning of the year	152	127
Cash and cash equivalents at year end	249	152

Notes 1 to 35 form an integral part of these consolidated annual accounts

GAS NATURAL, SDG, S.A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED ANNUAL ACCOUNTS CORRESPONDING TO 2008

INDEX

(1)	GENERAL INFORMATION	F-11
(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	F-11
	2.1) Basis of preparation	F-11
	2.2) Consolidation	F-12
	2.3) Foreign currency translations	F-16
	2.4) Segment reporting	F-17
	2.5) Intangible assets	F-17
	2.6) Property, plant and equipment	F-18
	2.7) Impairment of assets	F-19
	2.8) Financial assets and liabilities	F-20
	2.9) Accounting for derivative financial instruments and hedging activities	F-21
	2.10) Inventories	F-22
	2.11) Held-for-sale assets	F-22
	2.12) Share capital	F-22
	2.13) Capital grants and deferred Income	F-22
	2.14) Provisions for employee obligations	F-23
	2.15) Provisions	F-23
	2.16) Leases	F-24
	2.17) Income tax	F-24
	2.18) Revenue and expenses recognition	F-24
	2.19) Cash flows Statements	F-25
	2.20) New accounting standards IFRS-EU and IFRIC interpretations	F-25
	2.21) Significant accounting estimates and judgments	F-26
(3)	REGULATORY FRAMEWORK	F-27
(4)	SEGMENT REPORTING	F-33
(5)	INTANGIBLE ASSETS	F-36
(6)	PROPERTY, PLANT AND EQUIPMENT	F-38
(7)	INVESTMENTS RECORDED USING THE EQUITY METHOD ACCOUNTING	F-39
(8)	FINANCIAL ASSETS	F-40
(9)	INVENTORIES	F-42
(10)	TRADE AND OTHER RECEIVABLES	F-42
(11)	CASH AND CASH EQUIVALENTS	F-43
(12)	EQUITY	F-43
(13)	GRANTS	F-46
(14)	PROVISIONS	F-46
(15)	BORROWINGS	F-50
(16)	RISK MANAGEMENT AND DERIVATIVE FINANCIAL INSTRUMENTS	F-55
(17)	OTHER NON-CURRENT LIABILITIES	F-60
(18)	TRADE AND OTHER PAYABLES	F-61
(19)	OTHER CURRENT LIABILITIES	F-62
(20)	TAX SITUATION	F-62
(21)	SALES	F-65
(22)	OTHER OPERATING INCOME	F-65
(23)	PROCUREMENTS	F-65
(24)	PERSONNEL COSTS	F-65
(25)	OTHER OPERATING EXPENSES	F-66
(26)	NET FINANCE INCOME	F-66
(27)	CASH GENERATED FROM OPERATING ACTIVITIES	F-67
(28)	BUSINESS COMBINATIONS	F-67
(29)	JOINT VENTURES	F-69
(30)	RELATED-PARTIES DISCLOSURES	F-70
(31)	INFORMATION REGARDING MEMBERS OF THE BOARD OF DIRECTORS AND MANAGEMENT COMMITTEE	F-72
(32)	CONTINGENT LIABILITIES AND COMMITMENTS	F-75
(33)	AUDIT FEES	F-78
(34)	ENVIRONMENT	F-78
(35)	SUBSEQUENT EVENTS	F-80
	APPENDIX OF COMPANIES OF GAS NATURAL	F-81

Notes to the consolidated annual accounts of Gas Natural for 2008

Note 1. General information

GAS NATURAL SDG, S.A. is a public limited company that was incorporated in 1843. Its registered office is located at 1, Plaça del Gas, Barcelona.

GAS NATURAL SDG, S.A. and its subsidiaries (hereon, GAS NATURAL) is primarily engaged in the supply, transportation, distribution and commercialization of piped natural gas, as well as the activities involving exploration and developing, supply, regasification, liquefaction and storage of natural gas, and the generation and commercialization of electricity.

GAS NATURAL operates mainly in Spain and also outside of Spain, especially in Latin America, Puerto Rico, Italy, France and Africa.

The shares of Gas Natural SDG, S.A. are listed on the four official Spanish stock exchanges, are traded simultaneously on all four (“mercado continuo”), and form part of the Ibex35. The shares of Gas Natural BAN, S.A. are listed on the Buenos Aires Stock Exchange (Argentina).

The companies that make up GAS NATURAL close their fiscal year on December 31st.

The annual accounts of Gas Natural SDG, S.A. and the consolidated annual accounts of GAS NATURAL for the year ended 2007 were approved by the General Meeting of Shareholders of May 21, 2008.

The consolidated annual accounts for 2008, which have been formulated by the Board of Directors on January 30, 2009, will be submitted, as will be those of the investee companies, for approval by the respective General Meetings of Shareholders. It is expected that they will be approved without any modification.

The figures set down in these consolidated annual accounts are expressed in millions of Euros, except for the figure of earnings per share, which is expressed in Euros per share and shares issued, which are presented in millions of shares, while information on operations with related parties, remuneration of members of the Board of Directors and Management Committee and Auditors’ Fees are presented in thousands of Euros, except when otherwise indicated.

Note 2. Summary of significant accounting policies

2.1 Basis of preparation

The accompanying consolidated annual accounts of GAS NATURAL for 2008 have been prepared in accordance with International Financial Reporting Standards adopted by the European Union (IFRS–EU), in accordance with Regulation (CE) no. 1606/2002 of the European Parliament and Council.

The consolidated annual accounts present a true and fair view of the consolidated equity and consolidated financial position of GAS NATURAL at December 31, 2008, as well as the consolidated results of its operations, the variations in the statements of income and expenses recognised and consolidated cash flows, which have occurred in GAS NATURAL in the year ended on said date. The consolidated annual accounts have been prepared under the historical cost convention, although modified by the revaluation of financial instruments, which, as per financial instrument standards, are stated at fair value and taking into account the criteria for recording business combinations.

The consolidated annual accounts for 2008 of GAS NATURAL have been prepared on the basis of the accounting records of Gas Natural SDG, S.A. and the other entities forming part of the Group. Each company prepares its annual accounts following the accounting principles and criteria of the country in which they carry out their operations, and accordingly, the adjustments and reclassifications necessary to homogenize said principles and criteria in order to adapt them to IFRS-EU have been introduced. The accounting principles of the consolidated Companies have been modified where necessary in order to assure that they are consistent with the accounting policies adopted by GAS NATURAL.

For the purposes of coming into line with Circular 1/2008/30 January of the Comisión Nacional del Mercado de Valores (Spanish Securities Exchange Commission, or CNMV), the structure of the consolidated balance sheet, consolidated income statement, consolidated statement of income and expenses recognised, and the consolidated cash flow statements, differs in relation to that presented in the consolidated annual accounts for 2007 in respect of some of the line items.

The line item carried on the balance sheet pertaining to Derivative financial instruments have been aggregated to Non-current financial assets, Trade and other receivables, Other current financial assets, Non-current and current financial liabilities and Trade and other payables.

Net financial cost has been separated under Net financial income, Net financial expense, Variations in fair value of financial instruments and Net exchange gains/(losses). Gain on sales of non current assets are presented under Gain on sales of financial instruments. The line item Release of fixed assets grants to income and others has been separated from Other income.

The differences in the presentation of these accounts are not relevant for a proper interpretation and understanding of these consolidated annual accounts.

The policies set out below have been consistently applied to all the years presented.

2.2 Consolidation

(a) Subsidiaries

Subsidiaries are all entities over which GAS NATURAL has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights.

The purchase method is used for recording the acquisition of subsidiaries. The cost of acquisition is the fair value of the assets handed over, plus the equity instruments issued and the liabilities incurred or borne on the transaction date, as well as the fair value of any additional consideration that depends on future events (provided that it is probable and can be reliably valued) plus the costs directly attributable to the acquisition.

Subsidiaries are fully consolidated from the date on which control is transferred to GAS NATURAL.

Inter-company transactions, balances and unrealized gains on transactions between GAS NATURAL companies are eliminated in the consolidation process. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The interest of minority shareholders in net equity and results of the subsidiaries is presented under Minority interests in the balance sheet and under Profit attributable to minority interests in the income statement. In the case of acquisitions of minority interests, the difference between the price paid and the net book value is recognised as goodwill.

The sale options granted to minority interests in subsidiary companies for their shareholdings in these companies are stated at their current redemption value, i.e., their execution price, and are stated under Other liabilities.

(b) Joint Ventures

Joint ventures are understood as combinations in which there are contractual agreements by virtue of which two or more companies hold an interest in companies that undertake operations or hold assets in such a way that any financial or operating decision is subject to the unanimous consent of the partners.

GAS NATURAL’s interests in jointly controlled entities are accounted for by proportionate consolidation, and, accordingly, the aggregation of balances and write offs thereafter are only made in proportion to the interest of GAS NATURAL.

The assets and liabilities assigned to joint ventures and the assets that are controlled jointly are recorded on the consolidated balance sheet in accordance with their nature. The income and expenses from joint ventures are reflected in the consolidated income statement in accordance with their nature.

c) Associates

Associates are all entities over which GAS NATURAL has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

The investments in associates are recorded under the equity method. GAS NATURAL’s share of its associates’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in equity is recognized under reserves. Unrealised gains between GAS NATURAL and its associates are eliminated in proportion to its interest in the latter.

(d) Consolidation scope

The APPENDIX includes the direct and indirect investee companies of GAS NATURAL included in the consolidation scope.

The main changes in the consolidation scope in 2008 have been as follows (see Note 28):

Registered name of the entity	Operation category	Effective date of the operation	% of voting rights acquired/ eliminated	% of voting rights after the operation	Consolidation method after the operation
Biogás Doña Juana, S.A. ESP	Incorporation	February 5	50%	50%	Proportional
Gas Natural West África, S.L.	Disposal	February 29	60%	40%	Proportional
Administración y Servicios ECAP, S.A.	Incorporation	March 14	100%	100%	Full consolidation
Dawn Energy—Produção de Energia, Unipessoal Lda.	Acquisition	April 4	100%	100%	Full consolidation
Cetraro Distribuzione Gas S.r.l.	Incorporation	April 28	60%	60%	Full consolidation
O Novo Aquilón, S.L.	Acquisition	June 6	60%	60%	Proportional
Gas Natural Servicios, Ltd	Incorporation	June 9	100%	100%	Full consolidation
Parques Eólicos 2008-2012, S.L.	Acquisition	June 17	54%	54%	Proportional
Oficina de Cambios de Suministrador, S.A. (OCSUM)	Acquisition	June 20	20%	20%	Equity method
Pitta Construzioni S.p.A.	Acquisition	July 3	100%	100%	Full consolidation
Sociedad de Tratamiento la Andaya, S.L.	Acquisition	July 9	15%	60%	Full consolidation
Sociedad de Tratamiento Hornillos. S.L.	Acquisition	July 9	14%	94%	Full consolidation
Portal del Instalador, S.A.	Acquisition	July 9	10%	85%	Full consolidation

On the other hand, in 2008, the following corporate transactions were undertaken between Group companies:

•	In July there was a takeover merger of Invergas Puerto Rico, S.A. by Gas Natural Electricidad SDG, S.A.

•	In November there was a takeover merger of Gas Natural Corporación Eólica, S.L. by Gas Natural Eólica, S.A. and DER Castilla la Mancha, S.A. by Desarrollo de Energías Renovables, S.A.

•	On December 22, 2008 the takeover merger of Gas Natural La Coruña, S.A. by Gas Galicia, S.A. was adopted. After the merger, foreseen for 2009, the shareholding of GAS NATURAL will be 61.6%.

The main variations in the consolidation scope in 2007 were as follows (see Note 28):

Registered name of the entity	Operation category	Effective date of the operation	% of voting rights acquired/ eliminated	% of voting rights after the operation	Consolidation method after the operation
Burgalesa de Generación Eólica, S.A.	Disposal	February 9	24%	—	—
Gas Natural Vehicular del Norte, Asociación en Participación	Incorporation	February 14	51%	51%	Proportional
Eastern España, S.A.U,	Acquisition	February 21	100%	100%	Full consolidation
Invergas, S.A.	Acquisition	June 15	28%	100%	Full consolidation
Gas Natural SDG Argentina, S.A.	Acquisition	June 15	28%	100%	Full consolidation
Natural Energy, S.A.	Acquisition	June 15	28%	100%	Full consolidation
Natural Servicios, S.A.	Acquisition	June 15	28%	100%	Full consolidation
Tratamiento Cinca Medio, S.L.	Acquisition	August 1	80%	80%	Full consolidation
Subgrupo sociedades eólicas Canarias (1)	Incorporation	August 1	100%	100%	Full consolidation
Energías Eólicas de Lanzarote, S.L.	Acquisition	September 7	50%	50%	Proportional
Energías Eólicas de Fuerteventura, S.L.	Acquisition	September 7	50%	50%	Proportional
Alas Capital & Gas Natural, S.A.	Acquisition	September 11	40%	40%	Proportional
Gas Natural West Africa, S.L.	Incorporation	October 26	100%	100%	Full consolidation
Agrupación Energética C.S.U. Bellvitge, AIE	Liquidation	November 20	50%	—	—
ITAL.ME.CO, S.R.L.	Acquisition	December 17	100%	100%	Full consolidation
Calgas, S.c.a.r.	Acquisition	December 17	100%	100%	Full consolidation
Mecogas, S.r.l.	Acquisition	December 17	100%	100%	Full consolidation
Subgrupo Generación México (2).	Acquisition	December 27	100%	100%	Full consolidation
Iradia Climatización, A.I.E	Liquidation	December 31	100%	—	—

(1)	The sub-group of Canary Island wind farm Companies includes: Gas Natural Wind Canarias, S.L., Gas Natural Wind, S.L., Gas Natural Wind 2, S.L., Gas Natural Wind 3, S.L., Gas Natural Wind 4, S.L., Gas Natural Wind 5, S.L., Gas Natural Wind 6, S.L. and Gas Natural Energy Canarias, S.L.
(2)	The sub-group Generación México includes the following companies: Central de Anáhuac, S.A. de C.V., Central Lomas del Real, S.A. de C.V., Central Valle Hermoso, S.A. de C.V., Central Saltillo, S.A. de C.V., Electricidad Águila de Altamira, Gasoducto del Río, S.A. de C.V. y Compañía Mexicana de Gerencia y Operación, S.A. de C.V., Controladora del Golfo, S.A. de C.V. (Note 28).
(3)	Through the purchase of ITALMECO, S.R.L. the companies Calgas, s.r.l. and Mecogas, s.r.l. were acquired. (Note 28).

On the other hand, in 2007 the following corporate operations between Group companies took place:

•	On June 20 there was a takeover merger of Eastern España, S.A.U. by Petroleum Oil & Gas, S.A.U

•	On July 20 there was a takeover merger Portal Gas Natural, S.A. by Gas Natural Informática, S.A.

•	On December 21 there was a takeover merger of S.C.M., S.r.L. and Nettis Gestioni, S.r.L. by Gas Natural Distribuzione Italia, S.p.A.

e) Acquisition of Unión Fenosa, S.A.

In July GAS NATURAL announced its resolution to acquire the 45.306% shareholding of ACS, S.A. in Unión Fenosa, S.A. The purchase of Unión Fenosa, S.A. will represent a significant step forward in the development of GAS NATURAL and its strategy to become a leading integrated gas and electricity Group.

In respect of the acquisition of Unión Fenosa, S.A., GAS NATURAL has entered into the following agreements:

Sale and purchase agreement of shares entered into with ACS

On July 30, 2008, GAS NATURAL and ACS, S.A., Actividades de Construcción y Servicios, S.A., PR Pisa, S.A., Roperfeli, S.L., Villa Áurea, S.L., and Villanova, S.A. (jointly, ACS) entered into a sale and purchase agreement for the acquisition by GAS NATURAL of the entire stake held by ACS in the share capital of Unión Fenosa, S.A., i.e., 414,108,015 shares, representing 45.306% of its voting rights, for an effective price of Euros 18.33 per share.

Under the provisions of the agreement, the transfer of ownership of 91,403,796 shares, representing 9.99% of the voting rights of Unión Fenosa, S.A. took place over the following 5 business days for an amount of Euros 1,676 million.

The acquisition of the remaining 322,704,219 shares was subject to the following conditions: 1) the receipt by GAS NATURAL of the respective authorisation from the Comisión Nacional de la Energía (National Energy Commission, “CNE”), or express confirmation from the latter that its authorisation is not necessary; and 2) receipt of the final administrative resolution from the competent anti-trust authorities authorising the transfer of the aforementioned shares.

On September 18, 2008, the CNE ruled that its authorisation was not required for the acquisition by GAS NATURAL of the remaining 35.316% of the voting rights in Unión Fenosa owned by ACS, and thus the first of the above-mentioned conditions was met.

At the date of formulation of these consolidated annual accounts, the ruling of the Anti-trust Authorities is still pending, and, accordingly, the acquisition of the 35.316% mentioned above has still not take place.

After acquiring title of the shares held by ACS and given that GAS NATURAL will have obtained, consequently, more than 30% of the voting rights in Unión Fenosa, S.A., GAS NATURAL will be obligated to file a take-over bid for all the shares of Unión Fenosa, S.A. that it does not own within one month, until which time its voting rights will be limited to 30%. The price offered to the shareholders of Unión Fenosa, S.A. must be at least equal to the fair price as defined in legislation on Public Takeover Bids, which, at the date of formulation of these consolidated annual accounts is expected to be equal to the price per share paid to ACS, minus the gross amount of any dividends or other payouts made to the shareholders of Unión Fenosa, S.A. prior to the acquisition.

As a result of the resolution adopted on December 16, 2008 by the Board of Directors of Unión Fenosa, S.A. on the distribution on January 2, 2009 of an interim dividend against 2008 profit of Euros 0.28 gross per share, and as covenanted in the aforementioned agreement and stated in the announcement on the same published by GAS NATURAL, the price of the 322,704,219 shares of ACS pending transfer and of the consideration for the take-over bid, initially set at Euros 18.33 per share, has been reduced by the gross dividend paid out to Euros 18.05 per share.

The 9.99% shareholding that has already been transferred has been recorded under the line item available-for-sale financial assets (Note 8).

In relation to the shareholding representing 35.316% that is pending acquisition and included in the same agreement by virtue of which 9.99% of the shares mentioned above were acquired, it is believed that this acquisition, together with the shares that will be acquired through the settlement of the obligatory takeover bid mentioned above, will give rise to the business combination of Unión Fenosa, S.A. in the future. Consequently, the acquisition mentioned above of 35.316% of the shares is outside the scope of IAS 39 and has not been recorded as a financial instrument on the balance sheet at December 31, 2008.

Purchase-sale agreement entered into with Caixanova

On December 12, 2008, GAS NATURAL, on the one hand, and Caixa de Ahorros de Vigo, Ourense e Pontevedra (Caixanova), on the other, entered into a sale and purchase agreement for the acquisition by GAS NATURAL of 43,106,409 shares of Unión Fenosa, S.A. representing 4.72% of its voting rights, which were transferred on that date at an effective price of Euros 18 per share, which represents an amount of Euros 776 million, with deferred payment, which will be paid as follows: 1) Euros 200 million will be paid on the same date on which GAS NATURAL pays ACS for its 35.316% of the shares of Unión Fenosa, S.A.; and 2) Euros 576 million will be paid on the third trading day following the date of publication of the result of the takeover bid of Unión Fenosa or April 30, 2009, whichever date comes first.

These shareholdings have been recorded under the line item available-for-sale financial assets (Note 8).

Equity Swap entered into with UBS Limited

On August 14, 2008, GAS NATURAL signed an Equity Swap agreement with the financial entity UBS Limited, with 47,070,000 shares of Unión Fenosa, S.A. representing 5.15% of its voting rights, as the underlying asset, which will allow GAS NATURAL to realize the operation, either by differences (Cash Settlement) or through the acquisition of the aforementioned shares (Physical Settlement) once the necessary authorisations to do so are obtained. The settlement period, as the case may be, by means of a physical settlement of shares, which began September 19, 2008, will end on April 27, 2009 (i.e., 3 trading days before the date of maturity, set for April 30, 2009). GAS NATURAL can opt for early cancellation of the Equity Swap, subject to advance notice of 15 trading days, in which case it will end on the date set out in the notification.

Equity Swap entered into with ING Belgium, Sucursal en España

On September 24, 2008, GAS NATURAL entered into a new Equity Swap agreement with the financial entity ING Belgium, S.A., Sucursal en España, on 27,421,139 shares of Unión Fenosa, S.A., as the underlying asset, representing approximately 3% of its voting rights. GAS NATURAL has the option of settling the Equity Swap, either through differences (Cash Settlement), or through the physical delivery of the aforementioned shares (Physical Settlement). The period during the year for the settlement, as the case may be, by physical settlement of the shares, began on October 14, 2008 and will end on April 27, 2009 (i.e., 3 trading days before the expiry date, set for April 30, 2009). GAS NATURAL has the option of early termination of the Equity Swap by providing prior notification of 5 trading days, in which case the swap will be cancelled on the date stated on the notification.

Equity Swap entered into with Société Générale, Sucursal en España

GAS NATURAL entered into an Equity Swap agreement on November 3, 2008, which was amended on December 24, 2008, with Societé Génerale, Sucursal en España, up to a maximum of 11,395,623 shares of Unión Fenosa, S.A., as the underlying asset, representing 1.25% of the voting rights. GAS NATURAL has the option of settlement through differences (cash settlement) or physical hand over of shares (physical settlement), the latter being subject to the authorisations necessary to do so. The settlement will be a cash settlement, unless GAS NATURAL provides notification prior to March 23, 2009 (i.e. 26 trading days prior to the date of expiry, set for April 30, 2009) of its intention to carry out a physical settlement. GAS NATURAL has the option of early termination of the Equity Swap by providing prior notification on or prior to March 29, 2009, indicating the settlement method chosen, in which case the settlement will take place on the third trading day after the notification of early termination.

Purchase-sale agreement entered into with Caja Navarra

On September 24, 2008 GAS NATURAL entered into an Agreement with Caja de Ahorros y Monte de Piedad de Navarra (Caja Navarra), for its acquisition of 2,721,000 shares of Unión Fenosa, S.A., representing 0.297% of the latter’s voting rights, which are owned by Caja Navarra. The settlement of the transfer, i.e., the hand over of the shares and the payment of the purchase price will take place at the earliest of the following dates: 1) the third trading day after that on which the settlement is concluded of the Takeover Bid for the shares of Unión Fenosa, S.A. that GAS NATURAL plans to file; 2) December 31, 2009 or the immediately preceding trading day, in the event that the settlement of the Bid has not occurred prior to said date or is not scheduled for said date, or 3) the fifth trading day following the date on which GAS NATURAL announces its decision not to file the Bid or to withdraw the Bid once filed, said announcement having to take place within 24 hours after said decision has been adopted.

The aforementioned Equity Swaps and the Share sale and purchase Agreement entered into with Caja Navarra give GAS NATURAL the right to acquire a total of 88,607,762 shares, representing 9.69% of the voting rights in Unión Fenosa, S.A.

If the aforementioned financial instruments, and as the case may be, the aforementioned purchase-sale of shares, are not settled physically, the voting rights inherent in the shares will pertain to the holders of the shares.

The aforementioned Equity Swaps and the Share sale and purchase Agreement entered into with Caja Navarra, which has an average price of Euros 17.33 per share, have been classified as financial derivatives and recorded as fair value financial assets impacting the income statement (Note 8).

2.3 Foreign currency translation

Items included in the financial statements of each of GAS NATURAL’s entities are measured using the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Euros, which is the GAS NATURAL presentational currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

The results and financial position of all GAS NATURAL entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentational currency are translated into the presentational currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•

income and expenses for each income statement are translated at monthly average exchange rates, unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions.

•	all resulting cumulative translation adjustments are recognized as a separate component of equity (cumulative translation adjustment).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

The exchange rates against the Euro (EUR) of the main currencies of the companies in GAS NATURAL at December 31, 2008 and 2007 have been:

	December 31, 2008		December 31, 2007
	Closing Rate	Average Accumulated Rate	Closing Rate	Average Accumulated Rate
United States Dollar (USD)	1.39	1.47	1.47	1.37
Argentinean Peso (ARS)	4.78	4.61	4.61	4.24
Brazilian Real (BRL)	3.25	2.67	2.61	2.66
Mexican Peso (MXU)	19.17	16.29	16.05	14.97
Colombian Peso (COP)	3,122	2,874	2,966	2,842

2.4 Segment reporting

A business segment (primary segment of GAS NATURAL) is a group of assets and operations that engage in providing products or services that are subject to risks and returns that are different from those of other business segments.

A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

2.5 Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of GAS NATURAL’s share of the net identifiable assets of the acquired subsidiary, joint ventures or associates acquired, at the date of acquisition. Goodwill on acquisitions of subsidiaries or joint ventures is included in Intangible assets while goodwill related to acquisitions of associates is recorded under Investments using the equity method.

Goodwill derived from acquisitions carried out before January 1, 2004 is recorded at the amount recognized as such in the December 31, 2003 consolidated financial statements prepared using Spanish GAAP.

Goodwill is not amortised but tested annually for impairment and carried at cost less accumulated impairment losses.

(b) Concessions and other rights to use

Administrative concessions and other rights to use refer to administrative authorization for the distribution of natural gas. They are valued at acquisition cost, if acquired directly from the government or a public body, or at the discounted cash flows to be obtained from the related concession if they have been acquired as part of a business combination.

Administrative concessions and other rights to use are amortized on a straight-line basis over the length of the concession, except in the case of the Maghreb-Europe pipeline, where the annual amortization charge is based on the volume of gas transported over the life of the right to use.

(c) Computer software applications

Cost associated with the production of computer software programs that are likely to generate economic profits greater than the costs related to their production are recognized as intangible assets. The direct costs include the cost of the staff that have developed the computer programs.

Computer software development costs recognized as assets are amortised on a straight–line basis over their useful lives (four years) as from the time the assets are brought into use.

(d) Research costs

Research activities are expensed as incurred.

(e) Other intangible assets.

Other intangible assets mainly include the following:

•

The cost of acquisition of the exclusive regasification rights at the installations of EcoEléctrica L.P., Ltd. in Puerto Rico, which are amortised on a straight-line basis until the end of their term (2025).

•	The projects in development for new wind farms that have still not been brought into use, which will be amortized on a straight-line basis over their useful lives (20 years).

•

The emission allowances received for no consideration are stated at their nominal value while those acquired are stated at their acquisition cost. In the event that GAS NATURAL does not have enough allowances to meet its emission quotas, the deficit is recorded under provisions and valued at the cost of acquisition for the allowances purchased and at fair value for the allowances pending to purchase on the date the financial statements are filed.

There are no intangible assets with indefinite useful life other than goodwill.

2.6 Property, plant and equipment

(a) Cost

All property, plant and equipment are presented at cost of acquisition or production.

The financial cost for the technical installation projects that take longer than one year to complete, until the asset is ready to be brought into use, form part of property, plan and equipment.

Costs of improvements are capitalized only when they represent an increase in capacity, productivity or an extension of their useful life.

Major maintenance expenditures (overhauls) are capitalized and depreciated over the estimated useful life of the asset (generally 2 to 6 years) while minor maintenance is expensed as incurred.

Own work capitalised under Property, plant and equipment relates to the direct cost of production.

The non-extractable gas necessary as a cushion for the exploitation of the underground storage units of natural gas is recorded as Property, plant and equipment (“cushion gas”), and depreciated over the useful life of the underground storage unit.

Expenses arising from actions designed to protect and improve the environment are expensed in the year they are incurred. They are capitalised when they represent asset additions to Property, plant and equipment, and when allocated to minimise environmental impact and protect and improve the environment.

Gains and losses on disposals are determined by comparing proceeds with carrying amounts. These are included in the income statement.

(b) Depreciation

Assets are depreciated using the straight-line method, over their estimated useful life or, if lower, over the time of the concession agreement (see Note 5). Estimated useful lives are as follows:

Years of estimated useful life
Buildings	33-50
Liquefied natural gas (LNG) transport gas tankers	25-30
Technical installations (pipeline network and transport)	20-40
Technical installations (combined cycle gas turbine: CCGT)	25
Technical installations (wind farms)	20
Other technical installations and machinery	8-20
Tooling and equipment	3
Furniture and fittings	10
Computer equipment	4
Vehicles	6

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount, i.e., when the asset is no longer useful such as due to a rerouting of the distribution pipeline (see Note 2.7).

c) Exploration operations and production of gas

GAS NATURAL records exploration gas operations using the successful-effort exploration method, which treatment is as follows:

•	Explorations costs

Exploration costs (geology and geo-physical expenses, costs relating to the maintenance of unproven reserves and other costs related to exploration activity), excluding drilling costs, are expensed when incurred.

If proven reserves are not found, the drilling costs initially capitalised are expensed. However, if, as a result of the exploration probes proven reserves are found, the costs are transferred to Investments in areas with reserves.

•	Investments in areas with reserves

The costs arising from the acquisition of new interests in areas with reserves, the cost of development incurred in order to extract the proven reserves and for the treatment and storage of gas, as well as the current estimated value of the shut down costs, are capitalised and depreciated throughout the estimated commercial life of the deposit based on the relationship between production for the year and the proven reserves at the beginning of the depreciation period.

At the year end, or at any time when there is an indication that there may be asset impairment, the recoverable value is compared to their carrying value.

2.7 Impairment of assets

Assets are tested for impairment, provided that an event or change in circumstances indicates that their carrying amount may not be recoverable. Goodwill impairment is also reviewed at least annually.

An impairment loss is recognized through profit and loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGU). When evaluating value in use, the estimated future cash flows are calculated at their current value. Thus, the assets and goodwills are assigned to Cash Generating Units (CGUs). Each CGU represents the investment of GAS NATURAL in each business segment in each country in which it trades.

If there is impairment, reviews are made at each balance sheet date in the event that losses are reversed.

The calculation of recoverable value uses cash flow projections based on approved budgets that cover a period of five years based on past results and market forecasts in accordance with the sector forecasts available. The most sensitive aspects that are included in the projections used in all the CGUs are purchase and sale prices of gas and/or electricity, inflation, staff costs and investments. The cash flows generated after the five-year period are extrapolated using the estimated growth rates from 0.0% to 1.0%. The growth rates do not exceed the average long-term growth rate for the business in which the CGU operates. The discount rates are determined on the basis of market data and in 2008 fluctuated between 6% and 18% for the CGUs.

2.8 Financial assets and liabilities

Investments

Purchases and sales of investments are recognized on trade-date, which is the date on which GAS NATURAL commits to purchase or sell the asset, and are classified under the following categories:

a) Loans and financial receivables

These are non-derivative financial assets, with fixed or determinable pay outs, which are not listed in an active market, and for which there is no plan to trade in the short-term. They include current assets, except those maturing after twelve months as from the balance sheet date that are classified as non-current assets.

They are initially recorded at their fair value and then at their amortised cost using the effective interest rate method.

A provision is set up for impairment of receivables when there is objective proof that all the outstanding amounts will not be paid. The provision is the difference between the book value of the asset and the present value of the estimated future cash flows discounted at the effective interest rate.

b) Held-to-maturity financial assets

These are assets representing debt with fixed or determinable pay outs and fixed maturity which GAS NATURAL plans to and can hold until maturity. The valuation criteria for these investments are the same as those for loans and financial receivables.

(c) Fair value financial assets through profit or loss.

These are assets acquired for short-term sale. Derivatives form part of this category unless they are designated as hedges. These financial assets are stated, both initially and in later valuations, at their fair value, and the changes in their value are taken to the income statement for the year.

(d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative debt or equity instruments that are not designated in either category.

Unrealized gains and losses arising from changes in fair value are recognized in net equity. When these assets are sold or impaired, the accumulated adjustments to the reserves due to valuation adjustments are included in the income statement as gains and losses.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, GAS NATURAL establishes fair value by using valuation techniques. These techniques include the use of recent arm’s length transactions between well informed related parties, referring to other instruments that are substantially the same and discounted cash flow. In cases in which none of the techniques mentioned above can be used to set the fair value, the investments are recorded at cost less impairment, as the case may be.

The financial assets are written off when the contractual rights to the cash flows generated by the asset have matured or have been transferred, while the risks and rewards inherent in their ownership must be substantially transferred. The financial assets are not written off and a liability is recognised in an amount equal to the consideration received for the assignment of assets in which the income and profit inherent in them have been retained.

Cash and cash equivalents

Cash and cash equivalents include cash at hand, time deposits with financial entities and other short-term investments noted for their great liquidity with an original maturity no longer than three months as from the acquisition date.

Borrowings

Borrowings are initially recognised at their fair value, net of the transaction costs that they may have incurred. Any difference between the amount received and the repayment value is recognised in the income statement during the period of repayment using the effective interest rate method.

Borrowings are classified as current liabilities unless they mature in more than twelve months as from the balance sheet date, or include tacit one-year prorogation clauses that can be exercised by GAS NATURAL.

Trade and other payables

Trade and other current payables are financial liabilities that fall due in less than twelve months that are stated at their fair value and do not accrue explicit interest. They are accounted for at their nominal value. Those maturing in more than 12 months are considered non-current payables.

2.9 Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the asset being hedged.

GAS NATURAL documents at the inception of the transaction and periodically, the relationship between hedging instruments and hedged items, as well as its risk management objective.

A hedge is considered to be highly effective when the changes in the fair value or the cash flows of the assets hedged are offset by the change in the fair value or cash flows of the hedging instrument, with an effectiveness ranging from 80% to 125%.

For accounting purposes, the operations are classified as follows:

a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recognized in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

b) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement.

Amounts accumulated in net equity are reclassified to the income statement in the periods when the hedged item will affect profit or loss.

c) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Such derivatives are classified as at fair value through profit or loss, and changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement.

d) Gas purchase and sale agreements

During the normal course of its business GAS NATURAL enters into gas purchase and sale agreements which in most cases include “take or pay” clauses, by virtue of which the buyer takes on the obligation to pay the value of the gas contracted irrespective of whether he receives it or not. These agreements are executed and maintained in order to meet the needs of receipt of physical delivery of gas projected by GAS NATURAL in accordance with the gas purchase and sale estimates made periodically, which are monitored systematically and adjusted as the case may be by physical delivery. Consequently, these are negotiated contracts for “own use”, and, accordingly, are out of the scope of IAS 39.

The market value of the different financial instruments is calculated using the following procedures:

•	Derivatives listed on an official market are calculated on the basis of their year end quotation.

•	Derivatives that are not traded on official markets are calculated on the basis of the discounting of cash flows based on year end market conditions.

The embedded derivatives in other non-financial instruments are booked separately as derivatives only when their economic characteristics and tacit risks are not closely related to the instruments in which they are embedded and when the whole is not being booked at fair value through profit and loss.

2.10 Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using weighted average cost.

Costs of inventories include the cost of raw materials and those that are directly attributable to the acquisition and/or production, including the costs of transporting inventories to the current location.

Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.11 Held-for-sale assets

GAS NATURAL classifies as held-for-sale assets those assets for which at the relevant year end initiatives have been initiated for their sale, which is estimated to take place within the next twelve months. These assets are stated at the lower of their carrying value and fair value, less the costs necessary for their sale and are not subject to depreciation.

2.12 Share capital

Share capital is made up exclusively of ordinary shares.

Incremental costs directly attributable to the issue of new shares or options, net of tax, are deducted from equity as a deduction from Reserves.

Dividends on ordinary shares are recognized as a deduction from equity in the year they are approved.

2.13 Capital grants and deferred Income

GAS NATURAL receives compensation for amounts paid for the construction or acquisition of certain plant.

Capital grants and deferred income relates primarily to:

•

Capital grants relating basically to Agreements with the Regional Governments for the gasification of municipalities and other investments in gas infrastructure, for which GAS NATURAL has met all the conditions established, are stated at the amount granted.

•	Income in consideration for new connections and branch lines due to the activity required to provide new supply needs to expand those already existing.

•	Income from the extension of the pipeline network that will be financed by third parties.

Capital grants and deferred income is recognised in results systematically on the basis of the useful life of the corresponding asset, thus offsetting the depreciation expense.

When the corresponding asset is replaced, the deferred income from the extension of the pipeline network financed by third parties is expensed at the carrying value of the assets replaced. The remaining amount of the deferred income is taken to profit and loss systematically over the useful life of the respective asset.

2.14 Provisions for employee obligations

(a) Post-employment pension obligations and the like

GAS NATURAL has several defined contribution pension schemes and externally insured benefit schemes for death and disability for certain groups of employees that are constituted under current legislation in this area, covering the commitments acquired by the Company with the current personnel involved. GAS NATURAL recognises certain past-service costs fully disbursed and is committed to making contributions based on a percentage of the computable salary corresponding to each employee group. It also has defined post-employment saving contribution plans to award management loyalty.

The annual contributions to cover the commitments accrued by the entity for these schemes are recorded against profit and loss each year.

For certain groups of employees there are commitments for defined benefit schemes in relation to the payment of supplements on retirement, death and disability pensions, in accordance with the benefits agreed by GAS NATURAL which in relation to companies in Spain, have been transferred out of the company in the form of single premium insurance policies under Royal Decree 1588/1999 of October 15, which adopted the Regulations on the instrumentation of pension commitments.

The liability recognized on the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

GAS NATURAL has availed itself of the possibility of fully recognising the actuarial gains and losses arising from changes in actuarial assumptions or from differences between the assumptions and the reality in the period in which they occur, directly in equity under “Reserves”.

Past-service costs are recognized immediately in income (personnel cost), unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period. The interest cost of updating the obligations with personnel and the forecast yield on the plan’s assets are recorded as financial expense.

(b) Other post-employment benefit obligations

Some of GAS NATURAL’s companies provide post-employment benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that used for defined benefit pension plans. Actuarial gains and losses arising from changes in actuarial assumptions, are charged or credited to income “Reserves”.

(c) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. GAS NATURAL terminates the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits. In the event that mutual agreement is required, the provision is only recorded in those situations in which GAS NATURAL has decided to give its consent to voluntary redundancies once they have been requested by the employees.

2.15 Provisions

Provisions are recognized when GAS NATURAL has a present legal or implicit obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are recorded when the inevitable costs of settling obligations required under a contract for valuable consideration exceed the expected profit to be generated by them.

Provisions are measured at the present value of the Group’s best estimate of expenditure required to settle the present obligation at the balance sheet date.

When it is expected that part of the disbursement needed to settle the provision is paid by a third party, the payment is recognised as a separate asset, provided that its receipt is practically assured.

2.16 Leases

Leases of property, plant and equipment where GAS NATURAL (as lessee) substantially bears all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s inception at the lower of the fair value of the leased property and the present value of the lease payments, including the purchase option. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term liabilities except for those falling due more than twelve months. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

2.17 Income tax

Corporate income tax expense includes the deferred tax expense and the current tax expense, which is the amount payable (or refundable) on the tax profit for the year.

Deferred taxes are recorded by comparing the temporary differences that arise between the taxable income on assets and liabilities and their respective accounting figures in the consolidated annual accounts used the tax rates that are expected to be in force when the assets and liabilities are realised. No deferred tax liabilities are recognised for profits not distributed from the subsidiaries when GAS NATURAL can control the reversal of the timing differences and it is likely that they will not reverse in the foreseeable future.

Deferred tax arising from direct charges or credits to equity accounts are also charged or credited to equity.

Deferred income tax assets are recorded only when there are no doubts as to their future recoverability through the future tax profits that can be used to offset timing differences.

2.18 Revenue and expenses recognition

Sales are recognized when products are delivered to and have been accepted by the client, even if they have not been invoiced, or if applicable, services are rendered, and it is probable that the economic benefits associated with the transaction will flow to the entity. The expenses are recognised on an accruals basis, immediately in the case of disbursements that are not going to generate future economic profits or when the requirements for recording them as assets are not met.

Sales are stated net of tax and discounts and the transactions between companies in the GAS NATURAL Group are eliminated.

Note 3 describes the basic features of the applicable regulations by sector.

Sales for the year include the estimate of electricity supplied which has not been billed.

The legal framework governing the regulated activities in the gas industry in Spain (Note 3), regulates the payment procedure to be applied among entities of the gas industry for the redistribution of the amounts received from tolls, levies and tariffs net of quotas for specific destinations, costs of acquisition of gas and remuneration of the bundled tariff activity, so that each company will finally collect the amounts based on its regulated activities.

The remuneration of the distribution activity is calculated and recorded as income on the basis of the revision of last year’s remuneration, the average increase in the consumer price index and related energy prices, as set out by the Ministerial Order and adjusted using real data.

The remuneration of the bundled tariff is calculated and recorded as income using the variables and rates of the formula laid down in the Ministerial Order that establishes remuneration for the year, bearing in mind the energy supplied. As from July 1, 2008 the bundled tariff is no longer a distribution activity.

The Ministerial Order of October 28, 2002, which regulates the settlement procedures for the deviations arising from the application of the settlement procedure between final net settlement income and the remuneration accredited each year, will be taken into account in the calculation of the tariffs, tolls and levies for the following years. At the date of formulation of these consolidated annual accounts, no final settlements have been published for 2006 and 2007, but the provisional deviations for these years have been considered in order to calculate the tariffs, tolls and levies for 2007 to 2009. No final settlements are expected to give rise to significant differences in respect of the estimates made.

Income includes the amount of both regulated sales and sales in the deregulated market, since both the bundled tariff distributor and the free-market seller are considered principal agents and not commission agents for the supplies delivered.

Exchange of gas with a different value, or which bear a cost, and which give rise to differences, are included as part of sales.

The purchase or sale contracts of non-financial assets that are executed and remain in force in order to receive or deliver these assets in accordance with the uses expected by the entity are recorded in accordance with the terms of the contracts.

Electricity sales based on industry regulation (Note 3) are accounted for according to actual consumption.

GAS NATURAL has electricity generating capacity assignment agreements without purchase options for its combined cycle plants in Mexico and Puerto Rico. Under these agreements, GAS NATURAL obtains fixed revenues for capacity and operation of the combined cycle plants over the term of the agreements. These fixed revenues are recognised as operating lease revenues on a straight-line basis in each year of the term of the agreement as these agreements are classified as operating lease, irrespective of the agreed billing schedule.

Interest income is recognized using the effective interest method.

Dividends are recognized as income when GAS NATURAL’s right to receive payment is established.

2.19 Cash flow Statements

The consolidated cash flow statements have been prepared using the indirect method and contain the use of the following expressions and their respective meanings:

a)	operating activities: activities that constitute ordinary Group revenues, as well as other activities that cannot be qualified as investment or financing.

b)	investment activities: acquisition, sale or disposal by other means of assets in the long-term and other investments not included in cash and cash equivalents.

c)	financing activities: activities that generate changes in the size and composition of net equity and liabilities that do not form part of operating activities.

2.20 New accounting standards IFRS-EU and IFRIC interpretations

Certain new accounting standards (IFRS-EU) and IFRIC interpretations have been adopted and promulgated that are mandatory for accounting periods beginning on or after January 1, 2008 and have been adopted by GAS NATURAL:

a)	IFRIC 11, “Group and Treasury Shares Transactions”, which provides guidance on the way in which IFRS 2 “Share-based payments” must be applied.

b)	IFRIC 14, “IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.”

Furthermore, GAS NATURAL has adopted IAS 39 and IFRS 7 (Amendments), “Reclassification of Financial Assets—Effective Date and Transition”, issued by the IASB in October 2008 and adopted by the European Union for application as from July 1, 2008, and it has availed itself of early adoption of IFRS 8, “Operating Segments”, which substitutes IAS 14 and stipulates that segment reporting must be based on internal management information.

The adoption of these standards has not had any impact on these consolidated financial statements.

The following new IFRS and IFRIC coming into force no later than January 1, 2009 have also been approved and published:

•	IAS 1 “Presentation of Financial Statements”

•	IAS 23 (Amendment) “Borrowing Costs”

•	IFRS 2 (Amendment) “Share-based payments”

•	IFRIC 13 “Customer Loyalty Programmes”

•	IFRS 1 “First-time Adoption of IFRS” and IAS 27 “Consolidated and Separate Financial Statements”

•	Improvements to International Financial Reporting Standards

•	IAS 32 (Amendment) “Financial Instruments: Presentation” and IAS 1 (Amendment) “Presentation of Financial Statements”

On the basis of an analysis of these new accounting standards and interpretations to be applied to fiscal years beginning January 1, 2009, GAS NATURAL does not expect that its application will have significant effects on the consolidated annual accounts.

On the other hand, two other interpretations of IFRS have come into force that were issued by the IASB (IFRIC 12 “Service Concession Arrangements), which have not been applied given that they have not been adopted by the European Union at the date of formulation of these annual accounts. GAS NATURAL has not assessed the impact of their application on the annual accounts.

2.21 Significant accounting estimates and judgments

The preparation of consolidated financial statements requires the formulation of estimates and judgements. The valuation standards that require a large number of estimates are set out below:

a) Provisions

In general, liabilities are recorded when it is probable that a liability or obligation will give rise to an indemnity or payment. GAS NATURAL evaluates and makes an estimate of the amounts to be settled in the future, including additional amounts relating to income tax, contractual obligations, the settlement of outstanding litigation, and other liabilities. These estimates are subject to the interpretation of current events and circumstances, projections of future events and estimates of their financial effects.

b) Income tax and deferred income tax assets

The calculation of the income tax expense requires interpretations of tax legislation in the jurisdictions in which GAS NATURAL operates. The determination of expected outcomes of outstanding disputes and litigation requires the preparation of significant estimates and judgment by GAS NATURAL.

GAS NATURAL evaluates the recoverability of the deferred income tax assets based on estimates of future taxable income. The recoverability of the deferred tax assets depends ultimately on the capacity of GAS NATURAL to generate sufficient tax profits during the periods in which these deferred taxes are deductible.

c) Revenue and expenses recognition

Revenue from energy sales is recognized when the goods are delivered to the customer based on periodical meter readings and include the estimated accrual of the value of the goods consumed as from the date of the meter reading until the close of the period. Estimated daily consumption is based on historical customer profiles taking into account seasonal adjustments and other factors than can be measured and may affect consumption.

Historically, no material adjustments relating to the amounts recorded as uninvoiced revenues have been made and none are expected in the future.

Sector regulation stipulates the obligation to subtract from energy generation revenues the amount equivalent to the assigned emission rights (Note 3). The result of the application of this legislation has not led GAS NATURAL to recording significant amounts for the estimates made.

d) Goodwill

Goodwill is subject to impairment tests annually.

The estimated recoverable value of the cash generating units applied to impairment testing has been determined on the basis of the discount cash flows prepared in accordance with the business plan adopted by GAS NATURAL. The discount rate used is the average weighted cost of capital.

GAS NATURAL believes that, based on current knowledge, the changes expected in the key assumptions on which the determination of the recoverable amounts are based would not result in the carrying values of the CGUs exceeding the recoverable amounts. It has been carried out a sensitivity analysis in relation to the used estimate discount rate concluding that if it was 1% higher, holding constant the other scenarios, it would not impact on the possible recovery of the recorded goodwill.

e) Fair value of derivatives or other financial instruments

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the group is the current bid price.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of financial swaps is calculated as the present value of the estimated future cash flows. The fair value of commodity price derivatives is determined using quoted forward prices at the balance sheet date.

The carrying value less impairment provision of trade receivables and payables is assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to GAS NATURAL for similar financial instruments.

Note 3. Regulatory framework

a) Regulation of the natural gas industry in Spain

Main characteristics of the natural gas industry in Spain

The regulation of the natural gas industry in Spain is set out in the Hydrocarbons Act, Law 34/1998 of October 7, recently amended by Law 12/2007 of July 2, and by the detailed regulations pursuant to the same, amongst which of special note are Royal Decree 1434/2002 of December 27 and Royal Decree 949/2001 of August 3.

The Ministry of Industry, Trade and Tourism is the competent body in the regulation of the gas and electricity industries, while the National Energy Commission (CNE) is the regulatory authority in charge of maintaining and ensuring effective competition and transparent functioning of the Spanish energy industries. The Ministries belonging to the Regional Governments have competencies in legislative enactment and regulatory powers.

Furthermore, the Technical Manager of the System, Enagás, S.A., is responsible for the appropriate functioning and coordination of the gas system. Thus, please bear in mind that Law 12/2007 limits the shareholding in Enagás, S.A. to a maximum of 5% of its share capital, and voting rights to 3% in general, and the voting rights of participants in gas activities to 1%, and, in any case, the sum of the interest of the shareholders undertaking activities in the gas sector cannot exceed 40%.

In general, the Spanish gas sector has the following main characteristics:

•

It is an industry in which regulated and de-regulated activities coexist. The regulated activities consist of transport (including regasification, storage and transport in the strict sense) and natural gas distribution. The non-regulated activities comprise production, storage and the supply of natural gas through commercialisers.

•	The natural gas sector is practically entirely dependent on foreign supplies of natural gas, which represent almost 99.9% of the natural gas supply in Spain.

•

Following the directives set out in EU legislation (Directives 2003/55/CE of June 26, and 98/30/CE of June 22), the supply of natural gas in Spain is totally de-regulated, and all Spanish consumers can freely choose their natural gas provider as from 1 January 2003. The deregulation procedure for the industry has been reinforced substantially by the disappearance as from 1 July 2008 of the bundled tariff of distribution companies and the subsequent obligation of consumers to participate in the deregulated market (although as indicated further below a tariff of last resort has been maintained for consumers of lower consumption).

Regulation of natural gas activities in Spain

The natural gas activities are divided into: 1) regulated activity: transport (which includes storage, regasification and transport properly speaking) and natural gas distribution; and 2) non-regulated activities: production, supply and commercialisation of natural gas.

1. Regulated activities

Regulated activities are characterised by:

•

Need for prior government authorisation: The undertaking of regulated activities requires prior regulated administrative authorisation. In order to obtain this authorisation the applicant must basically demonstrate its legal, technical and economic capacity to exercise this activity. The above mentioned authorisation concedes a legal monopoly in a given territory.

•

Remuneration established by legislation: The general directives that set the remuneration for these activities are governed by Royal Decree 949/2001, while the specific remuneration to be received is updated annually by ministerial order.

Thus, the economic framework of these activities tries to incentivise grid development and allow the companies that undertake them to ensure the recovery of the investments made and the operating costs incurred over the useful life of the facilities.

•

Subjection to specific obligations: The carrying out of the regulated activities is subject to specific obligations to ensure the development of competition in commercialisation. The two main obligations in this sense consist of permitting access by third parties to the transport and distribution pipelines (including regasification and storage) and the obligation to keep the regulated and non-regulated activities separate.

Royal Decree 949/2001 regulates access by third parties to the pipeline network, determining which persons will have access rights, how the application has to be made, the deadlines for the same, the grounds for rejection of access, as well as the rights and obligations of each person involved in the system. The owners of the transport and distribution pipelines have the right to receive tolls and levies in consideration for this access, which are revised annually under ministerial order.

Regulation stipulates the obligation of transport and distribution companies to maintain a legal separation of the regulated and unregulated activities, which must be carried out by different companies as well as the separation of the accounting for the regulated activities in order to avoid cross-subsidisation and to increase the transparency in the calculation of rates, tolls and levies.

1.1. Transport

The transport activity includes regasification, storage and transport of gas in the strict sense through the basic high pressure gas pipeline network. We describe these activities concisely below, along with the main obligations of the transport companies:

•

Regasification: Natural gas is imported to Spain through a pipeline network (in gas form) and by gas tankers (in liquid form, hereon, LNG). The regasification is the activity that involves the conversion of liquid natural gas, stored in cryogenic tanks generally at regasification plants, into a gaseous state, and then pumped into the national gas pipeline network.

•

Transport: once the natural gas is imported or produced and, if necessary, regasified, it is injected in gas form into the high pressure gas pipeline transport network. The transport network crosses most regions in Spain and transports the natural gas to the major consumers, such as electricity plants and industrial customers and local distributors.

The transport network is owned mainly by Enagás, S.A., although certain companies of GAS NATURAL own a small proportion of it.

•

Storage: the storage facilities are made up basically of underground storage tanks required to ensure the constant supply of natural gas and that supply will not be affected by seasonal changes and other demand peaks. These facilities are also used to comply with the obligation laid down in Royal Decree 1766/2007 of December 28, to maintain certain minimum security stocks. Part of the underground storage facilities is exempt from the obligation to allow access of third parties.

1.2. Distribution:

Natural gas is transported from the high pressure transport pipeline network to the final consumer through the medium and lower pressure transport pipeline network.

Please bear in mind that until 1 July 2008 the distributor had the obligation to supply gas to consumers that availed themselves of the bundled tariff, and, accordingly, were in the retail supply markets. However, since that date, distribution activity is restricted to the management of distribution networks, and, as the case may be, the commercialisers of each group are in charge of the last resort supply, which is mentioned in section 2.2.

Under Royal Decree Law 5/2005 of March 11, distribution activity is based on a system of administrative authorisations that confer exclusivity on the distributor in its area. Moreover, with the coming into force of Law 12/2007 the distributor in a specific zone is given preference in obtaining the authorisations for the zones bordering on his own.

The Resolution of December 31, 2008 of the Directorate of Energy and Mining Policy set out the remuneration for 2009 distribution in application of the Ministerial Order 3802/2008. Specifically, the initial remuneration for Gas Natural for 2009 totals Euros 1,206 million.

2. Unregulated activities:

2.1. Supplies (import of natural gas):

Taking into account the small volume of natural gas production in Spain, this section will centre on the international supply of natural gas.

The supply of natural gas in Spain is carried out mostly through gas operators such as GAS NATURAL through long-term contracts with gas producers. This supply, although it is an unregulated activity, is subject to two types of limitations, the purpose of which consist basically of ensuring the diversification of supply and the introduction of competition into the market: 1) no country can supply more than 60% of the gas imported into Spain; and 2) since January 1, 2003 no business person or group can contribute as a whole natural gas for consumption in Spain that is greater than 70% of national consumption.

2.2. Commercialisation:

Since 1 July 2008, as per Law 12/2007 and the regulations pursuant thereto, of special note amongst which are Royal Decree 1068/2007 of July 27, and Order 2309/2007 of July 30, natural gas has come to be exclusively supplied by commercialisers, and the bundled tariff has disappeared, which up to such date was carried out by distribution companies, and the right has been given to under 4 bar consumers, who do not exceed a certain consumption threshold (3 GWh, which will fall to 2 GWh in July 2009 and 1 GWh in July 2010), to be supplied at a maximum rate that is called the last resort tariff.

In order to oversee that consumers do not have practical problems in changing their commercialiser, Law 12/2007 ordered the creation of the Supplier Change Bureau, «Oficina de Cambios de Suministrador, S.A. (OCSUM)», which is owned by the major gas and electric operators.

Under successive ministerial orders the criteria have been regulated for the establishment of the last resort tariff, its functioning and the setting of the specific amounts. Concretely, for the calculation of this tariff, which is updated quarterly, the cost of raw materials, the respective access tolls, the commercialisation costs and the supply security costs are all taken into account.

b) Regulation of the natural gas industry in Latin American

In Brazil, Colombia and Mexico there are stable regulatory and pricing frameworks that set out the procedures and processes needed for periodical rate and distribution margin reviews. The rate review is carried out every five years through the filing of the respective rate reports with the regulators.

In Mexico, PEMEX is the dominant operator.

Brazil Petrobras is the dominant operator.

In Colombia the authorities have decided that transport companies cannot directly undertake any production, commercialisation or distribution activity (and vice-versa). Likewise, it has set a limit for the commercialisation of natural gas to end users up to a maximum of 25% of the market (excluding thermal power stations, petro-chemical installations and own use).

In Argentina, as a result of the 2001 economic crisis, there was a freezing and pesofication of rates. However, since 2007, the Argentine Government has been gradually introducing a stable distributor remuneration system based on a proper remuneration of assets. Thus, on October 10, 2008, the Argentine Government published a rate increase of between 10% and 30%, in force as from September 1 of this year to residential and industrial customers and for vehicular natural gas.

c) Regulation of the natural gas industry in Italy

In Italy, natural gas activity has been fully liberalised since January 1, 2003. However, the natural gas supply price is still being set by the Autorità per Energia Elettrica e il Gas (the Italian National Energy Commission, AEEG) for residential customers (customers that do not surpass the consumption threshold 200,000 m3 per year), who have not opted for a new provider. On the other hand, for residential customers that have opted for a new natural gas provider in the market, the AEEG has established, on the basis of effective service costs, reference tariffs that the supply companies, as part of their public service obligations, must include in their commercial offering.

In the region of Sicily, the liberalisation of the natural gas supply activities is being implemented, under different modalities and deadlines, and is expected to be completed by January 1, 2010, when all the consumers will be free to choose their distributor.

The supply of natural gas can only be made by companies that are not engaged in other activities in the natural gas sector, except import, export, production and wholesaling. There is also an obligatory legal separation of the operator from the distribution system, and limitations on the maximum percentages of supplies and commercialisation, in order to foster competition and the entry of new operators.

d) Electricity Sector in Spain

Main characteristics of the electricity sector in Spain

The regulation of the electrical industry in Spain is established under the Electrical Industry Act, Law 54/1997 of November 27, which was recently amended by Law 17/2007 of July 4 and by the detailed regulations pursuant to the same, Royal Decree 1955/2000 of December 1, which regulates the transport, distribution, commercialisation and supply and the government authorisations, Royal Decree 2019/1997 of December 26, which regulates the production market and Royal Decree 661/2007 of May 25, which regulates the special regime.

Domestically, the Ministry of Industry, Trade and Tourism is the competent body in the regulation of the gas and electricity industries, while the National Energy Commission (CNE) is the regulatory authority in charge of maintaining and ensuring effective competition and transparent functioning of the Spanish energy industries. The Ministries belonging to the Regional Governments have competencies in legislative enactment and regulatory powers. The Nuclear Safety Council has specific powers over the facilities using this technology.

Furthermore, the Technical Manager of the System, Red Eléctrica de España, S.A. (REE), has the main function of guaranteeing the continuity and safety of the electricity supply and the proper coordination of the production and transport system. Thus, please bear in mind that Law 17/2007 generally limits the shareholding in REE to a maximum of 3% of share capital or voting rights and to 1% of share capital if the subjects carry out activities in the electricity industry. Moreover, in any case, the sum of the interest of the shareholders undertaking activities in the electricity industry cannot exceed 40%.

Generally, the electricity industry has the following main features:

•

It is an industry in which regulated and de-regulated activities coexist. The regulated activities consist of transport and electricity distribution. The non-regulated activities comprise generation and commercialisation of electricity.

•

Following the directives set out in EU legislation (Directives 2003/54/CE of June 26, and 96/30/CE of June 22), the supply of electricity in Spain is totally deregulated, and all Spanish consumers and can freely choose their electricity provider as from January 1, 2003. Under Law 17/2007, and, as in the gas industry, as from January 1, 2009, the bundled tariff should have disappeared and all consumers would have been obligated to participate in the deregulated market. However, this reform has been delayed by the failure to publish the regulations pursuant to Law 12/2007, which will regulate the practical functioning of the last resort tariff.

•	The electricity consumed in Spain is mostly generated domestically, since the international connections with France and Portugal have a very small capacity.

•

Since July 1, 2007 the Iberian Electricity Market (MIBEL) has begun to operate effectively between Spain and Portugal, which has involved the integration of the electricity systems of both countries (although this integration is still not perfect).

•	The electricity system is not self-sufficient and its maintenance generates an annual deficit.

The regulation of electricity activities in Spain

Electricity activities are divided into: 1) regulated activity: transport and the distribution of electricity; and 2) unregulated activities: generation and commercialisation of natural gas.

1. Regulated activities

The regulated activities are characterised by the fact that access to them is subject to government authorisation, and remuneration for them is established by law, and undertaking these activities is subject to a series of specific obligations.

•

Need for prior government authorisation: The undertaking of regulated activities requires prior regulated administrative authorisation. In order to obtain this authorisation the applicant must basically demonstrate its legal, technical and economic capacity to exercise this activity. The abovementioned authorisation grants a legal monopoly in a given territory.

•

Remuneration established by legislation: The general directives that set the remuneration for these activities are governed by Royal Decree 2819/1998 of December 23, for transport, and by Royal Decree 222/2008 February 15, for distribution, and are designed to ensure proper remuneration for these activities. The remuneration to be received is updated annually by ministerial order.

•

Subjection to specific obligations: The carrying out of the regulated activities is subject to specific obligations to ensure the development of competition in commercialisation. The two main obligations in this sense consist of permitting access by third parties to transport and distribution and the obligation to keep regulated and unregulated activities separate.

Royal Decree 1955/2000 regulates access by third parties to the grid, determining which persons will have access rights, how the application is made, the deadlines for the same, the grounds for rejection of access, as well as the rights and obligations of each person involved in the system. The owners of the transport and distribution grids have the right to receive tolls and levies in consideration for this access, which are revised annually under ministerial order.

The legislation establishes the duty of functional separation, which means not only accounting separation, in order to avoid cross-subsidization and increase the transparency of the calculation of rates, tolls and levies, and legal separation, through separate companies, but also the requirement of independent operation of the regulated subsidiary company in relation to the other companies in the group.

1.1. Transport

The transport of electricity connects the generation plants with the distribution grids and specific final customers. The grid is owned mainly by REE.

1.2. Distribution

The distribution of electricity includes all activities that bring electricity from the high tension grid to the final consumer. At this time the distributors are also the owners of the distribution facilities, managers of the low tension grid and the final customer bundled tariff electricity suppliers.

However, as in the gas sector, it was expected that as from January 1, 2009 the distributors would be restricted to the management of the distribution grids, and, as the case may be, the commercialisers of each group would be in charge of last resort supply. The enactment of this reform has been delayed due to the failure to publish the regulations on the last resort electricity rate.

2. Unregulated activities:

2.1. Electricity generation:

Electricity generation includes the ordinary and special electricity production regimes. The latter regime is designed to give an incentive to electricity generation based on co-generation and renewable energy sources by offering more attractive remuneration.

The special regime is reserved for plants up to 50 MW of installed capacity that use renewable energy sources, waste by-product and co-generation. The other electricity plants are under the ordinary regime, i.e., those that have more than 50 MW installed capacity and/or use a primary energy sources other than those mentioned above, such as nuclear plants or coal-burning plants.

The remuneration of the ordinary plants is based on electricity market prices. Royal Decree 661/2007 provides a specific economic system for electricity plants under the special regime, which includes rates, premiums and specific incentives for each type of technology (except for solar energy plants after September 29, 2008).

Since 2006 legislation stipulates the obligation of generators to subtract from energy generation revenue an amount equal to the value of the greenhouse gas emission rights assigned previously and free of charge.

The electricity generated in the system is sold to the wholesale electricity generation market, regulated by Royal Decree 2019/1997, either in the organised spot market or electricity pool or though bilateral, financial and non-financial agreements, and forward contracts.

2.2. The commercialisation of electricity:

The commercialisation is based on the principles of deregulated contracting and the customer’s choice of provider. The commercialisation, as a deregulated activity, is remunerated at a price freely agreed by the parties.

As mentioned above, as from 1 January 2009, the regulated market would have been reduced to small consumers (last resort tariff) and this activity would have been carried out by bundled commercialisers. However, the coming into force of this reform has been delayed, although it is expected that the new regime will begin on July 1, 2009.

In order to oversee that consumers do not have practical problems in changing their commercialiser, Law 12/2007 ordered the creation of the Supplier Change Bureau, «Oficina de Cambios de Suministrador, S.A. (OCSUM)», which is owned by the major gas and electric operators.

e) Regulation of the electricity sector in Puerto Rico

The Electricity sector in Puerto Rico is controlled by the Electricity Authorities (Autoridad de Energía Eléctrica—AEE or PREPA), a public corporation and government agency founded in 1941. Its mission is to provide electricity to its customers as efficiently, economically and safely as possible, in harmony with the environment.

At this time it generates, transports and distributes practically all the electricity consumed in Puerto Rico and is one of the largest public electrical utilities in the USA. PREPA has broad powers under Puerto Rican legislation and is self-regulated in terms of rates and service quality standards.

There are some independent generators that sell energy to PREPA, including Ecoeléctrica, an investee company of GAS NATURAL.

f) Regulation of the electric sector in Mexico

The electricity sector in Mexico is controlled by two government companies that monopolise the industry: the Federal Electricity Commission (Comisión Federal de Electricidad—CFE) and the Light and Power Centre. The latter company operates in the centre of the country, mainly Mexico City, while the former operates in the rest of the country. The two utilities are vertically integrated in terms of generation, transmission and distribution.

The amendments to the Public Electrical Utilities Act in 1992, allowed the private sector to participate in the generation of electricity in Mexico as external producers of energy, self-supply, cogeneration, import and export.

Until December 2008, the Energy Regulatory Commission had given 22 licences for independent production, with an authorised capacity of 11,958 MW using combined cycle plants. The independent producers sell their electricity exclusively to CFE, in accordance with long-term capacity and electricity contracts.

Note 4. Segment reporting

a) Primary segment reporting format-business segment

GAS NATURAL’s reportable segments are as follows:

•

Gas distribution. Gas distribution includes regulated gas activity, the remunerated gas distribution and transport activity, the services for access of third parties to the pipeline grid, and activities related to distribution. Until June 30, 2008 it also includes the bundled tariff supply, which, as indicated in note 3.a), has come to be supplied through the de-regulated market as the supply of last resort.

Gas distribution includes all of our sales to regulated customers in Spain (until June 30, 2008), Latin America and Italy at regulated prices. Regulated customers are customers in jurisdictions where the natural gas market has not been liberalized, such as Latin America, or customers in jurisdictions where the natural gas market has been liberalized but who have chosen to remain in the regulated market.

•

Electricity. Our electricity operations include the generation of electricity through combined cycle generation plants, cogeneration projects and wind farms in Spain, Puerto Rico and Mexico (as a result of the business combinations carried out on December 27, 2007) and the commercialization of electricity in Spain to customers in the liberalized market.

•	Upstream & Midstream (UP & MID):

Upstream. Upstream activities include gas exploration and production activities, gas transportation from the moment gas is extracted until it reaches the liquefaction plant and the liquefaction process.

Midstream. Midstream activities include value chain activities of LNG from the exit point in exporting countries (liquefaction plants) to the entry points in final markets (regasification plants).

These activities include the transport of LNG from the liquefaction plant by marine transport, the regasification process and the operation of the Maghreb-Europe gas pipeline.

•

Wholesale & Retail (W&R). Wholesale & Retail activities include commercialization of natural gas to wholesale & retail customers in the liberalized market in Spain (including the last resort supply as from July 1, 2008), as well as the provision of gas related products and services in Spain. In addition, they include the sales of natural gas to wholesalers outside of Spain.

The segment’s results for the periods of reference are as follows:

	Gas distribution				Electricity				W&R	UP&MID	Other	Total
2008	Spain	Latin America	Italy	Total	Spain	Mexico	P.Rico	Total
Total segment sales (*)	1,711	2,531	164	4,406	1,898	671	149	2,718	8,220	284	167	15,795
Inter segment sales (*)	(993)	—	—	(993)	(461)	—	—	(461)	(504)	(157)	(136)	(2,251)
Consolidated total sales (*)	718	2,531	164	3,413	1,437	671	149	2,257	7,716	127	31	13,544
EBITDA (*)	886	467	36	1389	366	97	53	516	465	185	9	2,564
Depreciation and amortization expenses	(303)	(94)	(27)	(424)	(98)	(63)	(18)	(179)	(8)	(49)	(66)	(726)
Debtors provisions and others	(10)	(10)	(1)	(21)	(6)	—	—	(6)	(19)	—	2	(44)
Operating income	573	363	8	944	262	34	35	331	438	136	(55)	1,794
Net finance cost	—	—	—	—	—	—	—	—	—	—	—	(249)
Share of profit of associates	5	—	—	5	1	—	—	1	—	—	—	6
Income before taxes	—	—	—	—	—	—	—	—	—	—	—	1,551
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	(379)
Net income for the period	—	—	—	—	—	—	—	—	—	—	—	1,172

	Gas distribution				Electricity				W&R	UP&MID	Other	Total
2007	Spain	Latin America	Italy	Total	Spain	Mexico	P.Rico	Total
Total segment sales (*)	2,116	1,766	151	4,033	1,127	—	144	1,271	6,037	259	154	11,754
Inter segment sales (*)	(541)	—	—	(541)	(87)	—	—	(87)	(756)	(151)	(126)	(1,661)
Consolidated total sales (*)	1,575	1,766	151	3,492	1,040	—	144	1,184	5,281	108	28	10,093
EBITDA (*)	863	425	35	1,323	279	—	59	338	446	158	12	2,277
Depreciation and amortization expenses	(285)	(94)	(24)	(403)	(79)	—	(18)	(97)	(8)	(46)	(97)	(651)
Debtors provisions and others	(6)	(18)	(9)	(33)	(5)	—	—	(5)	(10)	(6)	(5)	(59)
Operating income	572	313	2	887	195	—	41	236	428	106	(90)	1,567
Net finance cost	—	—	—	—	—	—	—	—	—	—	—	(160)
Share of profit of associates	6	—	—	6	2	—	—	2	—	—	—	8
Income before taxes	—	—	—	—	—	—	—	—	—	—	—	1,415
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	(359)
Net income for the period	—	—	—	—	—	—	—	—	—	—	—	1,056

(*)	Total sales relates to the net turnover. EBITDA is calculated as operating income, plus depreciation and amortization and operating provisions.

The assets and investments recorded under equity accounting, liabilities and investments, including additions for business combinations, by segments, are as follows:

	Assets	Investments under equity method	Liabilities	Capital expenditure/ business combinations
At 31.12.08
Gas Distribution	7,103	36	(1,631)	722
Spain	4,443	36	(982)	461
Latin America	1,948	—	(393)	141
Italy	712	—	(256)	120
Electricity	4,229	6	(504)	420
Spain	2,881	6	(264)	377
Mexico	1,126	—	(175)	36
Puerto Rico	222	—	(65)	7
Wholesale & Retail	2,339	—	(2,387)	13
Upstream & Midstream	1,070	—	(61)	29
Others	431	—	(484)	81

Total	15,172	42	(5,067)	1,265

	Assets	Investments under equity method	Liabilities	Capital expenditure/ business combinations
At 31.12.07
Gas Distribution	6,960	32	(1,642)	688
Spain	4,249	32	(1,083)	451
Latin America	2,074	—	(322)	124
Italy	637	—	(237)	113
Electricity	3,842	6	(487)	1,369
Spain	2,530	6	(236)	331
Mexico	1,095	—	(180)	1,030
Puerto Rico	217	—	(71)	8
Wholesale & Retail	1,762	—	(1,159)	15
Upstream & Midstream	1,061	—	(121)	159
Others	410	—	(463)	71

Total	14,035	38	(3,872)	2,302

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, derivatives designated as hedges of future commercial transactions, receivables, debtors and cash and cash equivalents. They exclude tax refundable, investments and derivatives held for trading or designated as hedges of borrowings. The assets excluded total Euros 3,551 million at December 31, 2008 and Euros 1,347 million at December 31, 2007.

Segment liabilities comprise operating liabilities (including derivatives designated as hedges of future transactions). They exclude items such as tax payable and corporate borrowings and related hedging derivatives. The liabilities excluded total Euros 6,956 million at December 2008 and Euros 5,121 million at December 2007.

The investment includes the intangible assets (see Note 5) and property, plant and equipment (see Note 6).

b) Secondary segment reporting format—geographical segments

The home-country of GAS NATURAL—which is also the main operating company—is Spain. The areas of operation are principally Rest of Europe (Italy and France), Latin America, Puerto Rico, the USA and the Maghreb.

GAS NATURAL’s sales, depending on country assignation, are as follows:

	2008	2007
Spain	8,578	7,160
Rest of Europe	419	314
Latin America	3,201	1,797
Puerto Rico	149	144
USA	728	590
Other	469	88

Total	13,544	10,093

The assets of GAS NATURAL, which include operating assets, as described above, and the investments booked using the equity method, are assigned based on their location:

	At 31.12.08	At 31.12.07
Spain	10,712	9,511
Rest of Europe	858	731
Latin America	3,074	3,169
Puerto Rico	223	217
Maghreb	377	445

Total	15,244	14,073

The investments in property, plant and equipment and other intangible assets of GAS NATURAL assigned according to location of the assets are as follows:

	At 31.12.08	At 31.12.07
Spain	936	888
Rest of Europe	69	58
Latin America	178	124
Puerto Rico	7	8
Maghreb	19	133

Total	1,209	1,211

Note 5. Intangible assets

The movement during 2008 and 2007 related to intangible assets was as follows:

	Concession and other rights to use	Computer software	Other intangible assets	Subtotal	Goodwill	Total
Cost, gross	1,164	355	241	1,760	441	2,201
Accumulated depreciation	(323)	(229)	(20)	(572)	—	(572)

Net carrying value at 1.1.07	841	126	221	1,188	441	1,629

Investment	3	55	5	63	—	63
Divestitures	—	—	(1)	(1)	—	(1)
Depreciation charge	(49)	(45)	(18)	(112)	—	(112)
Cumulative translation adjustment	(16)	—	—	(16)	(22)	(38)
Business combination (Note 28)	—	—	—	—	122	122
Reclassifications and others	—	—	(27)	(27)	—	(27)

Closing net carrying value at 31.12.07	779	136	180	1,095	541	1,636

Cost gross	1,126	409	205	1,740	541	2,281
Accumulated depreciation	(347)	(273)	(25)	(645)	—	(645)

Net carrying value at 1.1.08	779	136	180	1,095	541	1,636

Investment	4	69	68	141	—	141
Divestitures	—	(1)	—	(1)	—	(1)
Depreciation charge	(49)	(49)	(6)	(104)	—	(104)
Cumulative translation adjustment	(61)	(2)	—	(63)	2	(61)
Business combination (Note 28)	—	—	—	—	3	3
Reclassifications and others	3	1	(1)	3	—	3

Net carrying value at 31.12.08	676	154	241	1,071	546	1,617

Cost, gross	1,071	434	271	1,776	546	2,322
Accumulated depreciation	(395)	(280)	(30)	(705)	—	(705)

Net carrying value at 31.12.08	676	154	241	1,071	546	1,617

Concessions and other rights to use includes:

•

The right to use the Maghreb-Europe pipeline, through which GAS NATURAL has an exclusive right to use the pipeline and the obligation to maintain and improve it when necessary. The net carrying value of this right totals Euros 357 million at December 31, 2008 (Euros 362 million at December 31, 2007). This right will terminate in 2021 and can be renewed.

•

Concession agreements by virtue of which GAS NATURAL operates in the distribution of natural gas in Latin America, generally with extendable terms longer than 30 years. These agreements contemplate provisions for the use of public thoroughfares for the direct supply of gas to end users. There are also branch line connection obligations under current legislation. Upon termination of the concession agreements, there is a legal obligation to transfer ownership of the pipeline network for appropriate consideration. The following concession agreements are of special note:

a)	Gas distribution concession in the metropolitan area of Rio de Janeiro, which totals Euros 158 million at December 31, 2008 (Euros 210 million at December 31, 2007). The concession will expire in 2027 and can be renewed.

b)	Gas distribution concession in the south of the state of Sao Paulo, which totals Euros 125 million at December 31, 2008 (Euros 162 million at December 31, 2007). The concession will expire in 2030 and can be renewed.

Other intangible assets mainly includes projects underway for new wind farms totalling Euros 79 million at December 31, 2008 (Euros 81 million at December 31, 2007), the cost of the acquisition of the exclusive regasification rights in Puerto Rico, which total Euros 61 million at December 31, 2008 (Euros 65 million at December 31, 2007) and the acquired emission allowances for Euros 60 million (Euros 1 million at December 31, 2007).

The main movements in goodwill in 2008 and 2007 are described in Note 28. In 2007 the Group acquired 28% of the share capital of the subsidiaries Invergás, S.A., Gas Natural SDG Argentina, S.A., Natural Energy, S.A. and Natural Servicios, S.A., which gave rise to goodwill of Euros 27 million.

The goodwill is assigned to the Cash Generating Units (CGUs) of GAS NATURAL, identified by country of operation and business trading segment. Set out below is a summary of goodwill assignment by segment.

	At 31.12.08				At 31.12.07
	Gas distribution	Electricity	UP&MID	Total	Gas distribution	Electricity	UP&MID	Total
Spain	—	118	2	120	—	118	2	120
Italy	143	—	—	143	140	—	—	140
Argentina	26	—	—	26	27	—	—	27
Puerto Rico	—	122	—	122	—	115	—	115
Mexico	25	89	—	114	30	84	—	114
Brazil	21	—	—	21	25	—	—	25

	215	329	2	546	222	317	2	541

The impairment tests have been carried out at December 31, 2008 and 2007. On the basis of the goodwill impairment analysis it cannot be deduced that impairment will probably arise in the future.

Note 6. Property, plant and equipment

The movements in the accounts in 2008 and 2007 under property, plant and equipment and their respective accumulated amortisation and provisions have been as follows:

	Land and buildings	Gas transport tankers under finance lease	Gas installations	Combined cycle plants	Wind farms	Explora- tion and develop- ment	Other PPE	PPE under construction	Total
Cost, gross	220	352	8,164	1,492	379	116	486	623	11,832
Accumulated amortisation	(62)	(39)	(3,110)	(170)	(54)	(37)	(254)	—	(3,726)

Net carrying value at 1.1.07	158	313	5,054	1,322	325	79	232	623	8,106

Investment	18	81	527	55	13	62	26	366	1,148
Divestitures	(1)	—	(7)	(2)	—	(2)	(29)	—	(41)
Amortisation	(7)	(12)	(375)	(72)	(18)	(5)	(50)	—	(539)
Cumulative translation adjustment	(3)	—	(33)	(45)	—	(6)	(8)	(3)	(98)
Business combinations (Note 28)	13	—	56	1,015	—	4	2	1	1,091
Reclassifications and others	3	—	84	374	25	(62)	140	(526)	38

Net carrying value at 31.12.07	181	382	5,306	2,647	345	70	313	461	9,705

Cost, gross	249	433	8,760	2,873	416	112	594	461	13,898
Accumulated amortisation	(68)	(51)	(3,454)	(226)	(71)	(42)	(281)	—	(4,193)

Net carrying value at 1.1.08	181	382	5,306	2,647	345	70	313	461	9,705

Investment	10	—	560	48	2	14	21	413	1,068
Divestitures	(2)	—	(12)	—	(1)	—	(2)	(1)	(18)
Amortisation	(8)	(15)	(395)	(145)	(22)	(4)	(33)	—	(622)
Cumulative translation adjustment	(1)	—	(177)	60	—	1	—	(10)	(127)
Business combinations (Note 28)	—	—	56	—	—	—	—	—	56
Reclassifications and others	(3)	—	113	3	5	(4)	(88)	(100)	(74)

Net carrying value at 31.12.08	177	367	5,451	2,613	329	77	211	763	9,988

Cost, gross	248	433	9,208	3,001	429	123	475	763	14,680
Accumulated amortisation	(71)	(66)	(3,757)	(388)	(100)	(46)	(264)	—	(4,692)

Net carrying value at 31.12.08	177	367	5,451	2,613	329	77	211	763	9,988

LNG transport gas tankers for the transport of liquefied natural gas were acquired under finance lease agreements (see Note 17). In December 2007 a 138,000 m3 tank was acquired through a 25-year time-charter lease, extendible for consecutive periods of 5 years, and which represents a joint investment of Euros 162 million relating to the current value of the payments to which Repsol YPF (50%) and GAS NATURAL (50%) are committed.

Exploration and development at December 31, 2008 includes the net carrying value of investments in zones with reserves of Euros 31 million and exploration costs of Euros 46 million.

PPE under construction at December 31, 2008 includes investment in combined cycle plants in Malaga that are expected to come into operation in 2009, and at the Barcelona Harbour, to be operating in 2010 and total Euros 522 million (Euros 298 million at December 31, 2007). In July 2007 commercial operations began for the combined cycle power plant in Plana del Vent (Tarragona).

The borrowing costs capitalised for the year ended December 31, 2008 to plant projects during their construction total Euros 25 million (Euros 17 million at December 31, 2007). The borrowing costs in 2008 represent 8.2% of total net debt (8.5% for the period corresponding to December 31, 2007).

GAS NATURAL has investment commitments of Euros 316 million at December 31, 2008, basically for the construction of combined cycle electricity plants and Upstream projects. Furthermore, it has a joint commitment with Repsol YPF, S.A. for contracting an LNG transport gas tanker with a capacity of 138,000 m³ that is expected to be operative in 2009.

At December 31, 2008 GAS NATURAL did not have any real estate investment.

Property, plant and equipment includes fully depreciated assets totalling Euros 716 million.

It is the policy of GAS NATURAL to take out all the insurance policies deemed necessary to cover the possible risks that could affect its tangible fixed assets.

Note 7. Investments recorded using the equity method accounting

The movement in 2008 and 2007 in associates is as follows:

	2008	2007
Opening balance	38	34
Share of loss/profit	6	8
Dividends received	(1)	(2)
Divestitures	—	(2)
Others	(1)	—

Closing Balance	42	38

In February 2007 the 24.2% interest in Burgalesa de Generación Eólica, S.A. was sold.

The most significant information on associates consolidated using the equity method (which none of them are listed in a stock market) are as follows:

	Country	Assets	Liabilities	Income	Profit	% Interest held
2008
Enervent, S.A.	Spain	22	16	7	2	26.0%
Gas Aragón, S.A	Spain	131	67	55	10	35.0%
Kromschroeder, S.A.	Spain	16	4	18	—	42.5%
Oficina de Cambios de Suministrador, S.A.	Spain	—	—	—	—	20.0%
Sistemas Energéticos La Muela, S.A.	Spain	11	2	5	2	20.0%
Sistemas Energéticos Mas Garullo, S.A. (1)	Spain	10	6	4	2	18.0%
Torre Marenostrum, S.L	Spain	77	57	6	—	45.0%

2007
Enervent, S.A.	Spain	24	18	6	2	26.0%
Gas Aragón, S.A	Spain	123	82	74	17	35.0%
Kromschroeder, S.A.	Spain	19	6	25	1	42.5%
Sistemas Energéticos La Muela, S.A.	Spain	11	4	3	3	20.0%
Sistemas Energéticos Mas Garullo, S.A. (1)	Spain	11	8	2	2	18.0%
Torre Marenostrum, S.L	Spain	78	58	6	—	45.0%

(1)	Consolidated by equity method in spite of the fact that the shareholding percentage is below 20%, since GAS NATURAL has a significant representation in the company’s management.

Note 8. Financial assets

The breakdown of financial assets, excluding Trade and other receivables (Note 10) and Cash and cash equivalents (Note 11) at December 31, 2008 and 2007, is as follows:

At December 31, 2008	Fair value through profit for the year	Available for sale	Loans and other receivables	Investments held to maturity	Hedging derivatives	Total
Equity instruments	—	2,599	—	—	—	2,599
Derivatives (Note 16)	—	—	—	—	4	4
Other financial assets	—	—	215	2	—	217

Non-current financial assets	—	2,599	215	2	4	2,820

Derivatives (Note 16)	36	—	—	—	7	43
Other financial assets	169	—	95	53	—	317

Current financial assets	205	—	95	53	7	360

Total financial assets at December 31, 2008	205	2,599	310	55	11	3,180

At December 31, 2007	Fair value through profit for the year	Available for sale	Loans and other receivables	Investments held to maturity	Hedging derivatives	Total
Equity instruments	—	298	—	—	—	298
Derivatives (Note 16)	—	—	—	—	33	33
Other financial assets	150	—	186	52	—	388

Non-current financial assets	150	298	186	52	33	719

Derivatives (Note 16)	—	—	—	—	6	6
Other financial assets	—	—	54	—	—	54

Current financial assets	—	—	54	—	6	60

Total financial assets at December 31, 2007	150	298	240	52	39	779

Fair value financial assets through profit and loss

Fair value financial instruments through profit and loss include financial deposits maturing in 2009 totalling Euros 158 million accruing interest of 2.57%. No changes in fair value have been identified in these deposits arising from instrument-related credit risk.

It also includes the fair value valuation of the Equity Swap contracts on 85,886,762 shares of Unión Fenosa, S.A., representing 9.40% of share capital, and the forward fixed-price sale and purchase agreement entered into with Caja Navarra for 2,721,000 shares of Unión Fenosa, S.A., representing 0.297% of share capital, all of which have been mentioned in Note 2.2.e), which have been carried in the income statement, under Variations in fair value of financial instruments (Note 26).

Available-for-sale financial assets

The investment of Available-for-sale financial assets for 2008 and 2007 is as follows:

	2008	2007
Opening balance	298	368

Increases	2,459	4
Divestitures	(32)	(124)
Fair value adjustment	(126)	51
Conversion differences	(1)	—
Others	1	(1)

Closing balance	2,599	298

Available-for-sale financial assets include the following:

	At 31.12.08	At 31.12.07
—Listed equity securities	2,571	239
—Unlisted equity securities	28	31
—Investment fund	—	28

	2,599	298

The main variation in 2008 is the result of the purchase of 14.72% of Unión Fenosa, S.A. (see Note 2.2.e) in the amount of Euros 2,457 million. This stake has been adjusted to the quotation value at the year end (Euros 17.73 per share) impacting Adjustments for changes in value in equity totalling Euros 72 million before the tax effect (net of taxes it totals Euros 51 million). It was not considered necessary to record an impairment loss for this investment against the income statement since there were tacit gains at the time of the purchase that subsist at the balance sheet date and at the date of formulation of the consolidated annual accounts.

On July 30, 2008, the 14.77% shareholding in Transportadora Colombiana de Gas S.A., ESP was sold for Euros 11 million, which generated a net profit of Euros 8 million.

At December 31, 2008 the shareholding of GAS NATURAL in Enagás, S.A. was 5%, in accordance with the provisions of the Tax, Administrative and Labour Measures Act, Law 62/2003/December 30, which states that no natural or legal person can hold a direct or indirect share in this entity above 5% of its share capital. Under the provisions of Law 12/2007/July 2, any natural or legal persons undertaking activities in the gas industry cannot exercise voting rights in the System Technical Regulatory Body (Gestor Técnico del Sistema), which is a feature of Enagás, S.A., if its share exceeds 1%. Given that the quotation of Enagás, S.A. at December 31, 2008 was Euros 15.56 per share (Euros 19.99 per share at December 31, 2007), the valuation of the shareholding totals Euros 186 million (Euros 239 million at December 31, 2007).

On May 17, 2007 the 9.38% shareholding in Naturgas Energía Grupo, S.A. was sold for Euros 122 million, generating a net profit of Euros 65 million, reducing Adjustments for change in value.

Loans and other financial assets

The breakdown at December 31, 2008 and 2007 is as follows:

	At 31.12.08	At 31.12.07
Commercial loans	89	81
Deposits and guarantee deposits	53	52
Debtors for levelling of capacity income	57	50
Other loans	16	3

Loans and Other non-current financial assets	215	186

Commercial loans	47	47
Dividend receivable	41	3
Others loans	7	4
Loan and Other current financial assets	95	54

Total	310	240

The breakdown by maturities at December 2008 and 2007 is as follows:

Maturities	At 31.12.08	At 31.12.07
No later than 1 year	95	54
Between 1 year and 5 years	127	58
Later than 5 years	88	128

Total Other financial assets	310	240

Commercial loans include mainly loans for the sale of heating and gas installations financed over the long term.

The corresponding interest rates (7.75% to 9% for loans between 1 to 5 years) are in line with market interest rates for loans of such kind and duration. Therefore, their carrying value approximates to their fair value.

Debtors for levelling of capacity income includes the income pending to be invoiced recognised through the levelling revenues over the entire term of the power purchase agreement (PPA) in Mexico and Puerto Rico.

Other loans include the current and non-current value of the deferred amounts pending receipt for the sale of shareholdings mentioned in Note 17 to Chemo España, S.L. for USD 22 million maturing between 2009 and 2013.

Investments held to maturity

Financial instruments held to maturity include financial investments totalling Euros 54 million, of which Euros 53 million mature in 2009, that have accrued interest of 4.76%.

Hedging derivatives

Note 16 includes the breakdown of derivative financial instruments.

Note 9. Inventories

The breakdown of Inventories is as follows:

	At 31.12.08	At 31.12.07
Natural gas and liquefied gas	480	376
Raw materials and other inventories	80	86

Total inventories	560	462

The inventories of gas basically include the inventories of gas deposited in underground storage units, plants and pipelines.

Note 10. Trade and other receivables

The breakdown of this account is as follows:

	At 31.12.08	At 31.12.07
Trade receivables	2,464	2,172
Receivables with related companies (1)	89	80
Provision for depreciation of receivables	(183)	(175)

Trade receivables	2,370	2,077

Public Administrations	78	92
Prepayments	62	47
Derivative financial instruments (see Note 16)	60	5
Sundry receivables	198	138
Other receivables	398	282

Current deferred income tax assets	17	13

Total	2,785	2,372

(1)	Repsol YPF Group, Suez Group (GDF-Suez at 31.12.08)

The movement in the impairment of receivables is as follows:

	2008	2007
Opening balance	(175)	(153)
Net charge for the year	(41)	(42)
Disposals	18	18
Cumulative translation adjustments and others	15	2

Closing balance	(183)	(175)

In general, the outstanding invoices do not accrue interest as they fall due in an average period of 15 days.

Note 11. Cash and cash equivalents

Cash and cash equivalents comprise the following:

	31.12.08	31.12.07
Cash at bank and in hand	122	55
Short term investments (Spain and rest of Europe)	87	13
Short term investments (Latin America)	40	84

Total	249	152

Bank deposits are very liquid (less than 10 days). The average effective interest rate is 4.4% at December 2008 (5.9% at December 2007).

The weighted average effective interest rates of short term investments are:

•	Spain: 3.6 % at December 2008 and 4.0% at December 2007.

•	Latin America: 7.3% at December 2008 and 6.3% at December 2007.

Note 12. Equity

The breakdown and movements in this account are as follows:

	Equity attributable to the equity holders of the Company
	Share capital	Reserves	Profit for the year	Adjustments for changes in value	Subtotal	Minority interest	Total net equity
Balance at 1.1.07	448	4,133	855	216	5,652	344	5,996

Dividend	—	390	(855)	—	(465)	(70)	(535)
Income and expenses recognised	—	—	960	(77)	883	94	977
Acquisition of minority interests	—	—	—	—	—	(11)	(11)

Balance at 31.12.07	448	4,523	960	139	6,070	357	6,427

Dividend	—	427	(960)		(533)	(82)	(615)
Income and expenses recognised	—	(7)	1,057	(211)	839	69	908
Other variations		—	—	—	—	1	1

Balance at 31.12.08	448	4,943	1,057	(72)	6,376	345	6,721

Share capital

At December 31, 2008 and at December 31, 2007 the total authorized number of ordinary shares is 447,776,028 with a par value of Euro 1 per share. All issued shares are fully paid and have the same economic and voting rights.

The Board of Directors of the Company, by virtue of the resolution of the General Meeting of Shareholders of May 16, 2007, nullifying the authorization given to the Board of Directors by the General Meeting of Shareholders of April 30, 2002 under article 153, 1, b) of the Spanish Public Limited Companies Act, was authorised to increase share capital up to a maximum of Euros 223,888,014 within a period of 5 years, through a cash contribution, and once or several times without new authorisation.

By virtue of a resolution of the General Meeting of Shareholders of May 21, 2008, the Board of Directors was authorised to acquire within a period no longer than eighteen months fully paid up treasury shares for consideration at one or more times up to 5% of share capital, as long as said acquisition does not exceed said percentage when computing the shares acquired by the Company and those held by the subsidiaries. The minimum and maximum price of acquisition will be the quotation of the share on the Spanish Stock Exchange with a fluctuation of more or less than 5%.

During 2008 and 2007 no transactions were undertaken with treasury shares.

All the shares of Gas Natural SDG, S.A. are listed on the four official Spanish stock exchanges are traded simultaneously on all four (“mercado continuo”) and are listed on the Ibex35.

The 2008 year end quotation of Gas Natural SDG. S.A. was Euros 19.29 (Euros 40.02 at December 31, 2007). Furthermore, 159,514,583 shares of the investee company Gas Natural BAN, S.A., 49% of the total number of shares, are listed on the Buenos Aires (Argentina) stock exchange, with a quotation at December 31, 2008 of Pesos 1.22 per share (Pesos 2.53 per share at December 31, 2007).

The most important shareholdings in the share capital of Gas Natural SDG, S.A. at December 31, 2008 are as follows:

% shareholding
”La Caixa” Group (Criteria CaixaCorp, S.A.)	37.46
Repsol YPF Group	30.85
GDF-Suez Group	8.84
Caixa d’Estalvis de Catalunya	3.03

On July 22, 2008 the merger of the Gaz de France and Suez groups concluded, thus creating the GDF-Suez Group.

On October 28, 2008 the GDF-Suez Group and Criteria CaixaCorp,S.A. acquired 5.03% of Gas Natural SDG, S.A., which had been owned until that date by Holding de Infraestructuras y Servicios Urbanos, S.A. (HISUSA), in the same proportion to their interest in HISUSA (51% for GDF-Suez Group and 49% for Criteria CaixaCorp, S.A.).

Reserves

Reserves includes the following reserves:

	31.12.2008	31.12.2007
a) Legal reserve (a)	90	90
b) Statutory reserve (b)	68	68
c) Revaluation reserve (c)	225	225
d) Reserve for redenomination in Euros (d)	1	1

a) Legal reserve

Appropriations to the legal reserve are made in compliance with the Spanish Companies Act, which stipulates that 10% of the profits must be transferred to this reserve until it represents at least 20% of share capital. The legal reserve can be used to increase capital in the part that exceeds 10% of the capital increased.

Except for the use mentioned above, and as long as it does not exceed 20% of share capital, the legal reserve can only be used to offset losses in the event of no other reserves being available.

b) Statutory reserve

Under the articles of association of Gas Natural SDG, S.A., 2% of net profit for the year must be allocated to the statutory reserves until it reaches at least 10% of share capital.

c) Revaluation reserve

The revaluation reserve can be used to offset accounting losses, increase share capital, or can be allocated to freely distributable reserves, provided that the monetary gain has been realised. The part of the gain that will be considered realised is the part relating to the amortisation recorded or when the revalued assets have been transferred or written off the books of account.

d) Reserve for redenomination in Euros

As per the Euro Act, Law 46/1998, a reserve not available for distribution was set up for the redenomination into Euros of the shares representing the share capital of the company.

Earnings per share

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	At 31.12.08	At 31.12.07
Profit attributable to equity holders of the Company	1,057	959
Weighted average number of ordinary shares in issue (million)	448	448

Earning per share (in Euros):
Basic	2.36	2.14
Diluted	2.36	2.14

The Company has no financial instruments that could dilute the earnings per share.

Dividends

The Board of Directors adopted a resolution on November 30, 2007 to distribute an interim dividend against 2007 profit of Euros 0.43 gross per share, totalling Euros 193 million, paid out as from January 8, 2008.

The General Meeting of Shareholders of May 21, 2008 adopted the following distribution of net profit of Gas Natural SDG, S.A. for 2007:

Basis for distribution
Profit and (loss)	746

Distribution
To voluntary reserve	235
To dividend	511

The Board of Directors of Gas Natural SDG, S.A. agreed at its meeting of November 28, 2008 to distribute an interim dividend against 2008 net income of Euros 0.48 per share, for a total of Euros 215 million, payable as from January 8, 2009.

The Company had the necessary liquidity at the date of approval of the interim dividend to make the payment in accordance with the requirements of articles 194.3 and 216 of the Spanish Public Limited Companies Act.

The provisional statement formulated by the Directors at November 28, 2008 is as follows:

Profit after tax	676
Forecast payment on account	215
Liquidity	464
Undrawn credit facilities	1,350
Total liquidity	1,814

On January 30, 2009 the Board of Directors adopted a proposal to submit to the General Meeting of Shareholders a resolution to distribution of net profit of Gas Natural SDG, S.A. for the year 2008 that is as follows:

Basis for distribution
Profit and (loss)	992

Distribution
To voluntary reserve	419
To dividend	573

Note 13. Grants

The breakdown and movement in this account in 2008 and 2007 is as follows:

	Grants	Revenues from pipeline networks and branch lines	Income from extension of pipelines charged to third parties	Other revenues	Total
At 1.01.07	196	160	96	26	478

Financing received	27	27	20	2	76
Release to income	(9)	(11)	(9)	(1)	(30)
Business combinations (Note 28)	24	—	—	—	24
Cumulative translation adjustments	—	(1)	(1)	(3)	(5)

At 31.12.07	238	175	106	24	543

Financing received	28	29	20	3	80
Release to income	(13)	(14)	(9)	(1)	(37)
Business combinations (Note 28)	22	—	—	—	22
Cumulative translation adjustments	—	(1)	—	(1)	(2)

At 31.12.08	275	189	117	25	606

Note 14. Provisions

The breakdown of provisions at December 31, 2007 and 2008 is as follows:

	At 31.12.08	At 31.12.07
Provisions for employee obligations	69	87
Other provisions	556	378
Non-current provisions	625	465
Current provisions	146	65

Total	771	530

Provisions for employee obligations

A breakdown of the provisions related to employee obligations is as follows:

	Post-employment pension obligations	Other employee obligations	Total
At 1.1.07	57	21	78

Charge to the income statement	6	2	8
Amounts paid during the year	(6)	—	(6)
Cumulative translation adjustments	1	—	1
Variations recognised directly in equity	(1)	—	(1)
Other utilisations	7	—	7

At 31.12.07	64	23	87

Charge to the income statement	6	1	7
Amounts paid during the year	(8)	(18)	(26)
Cumulative translation adjustments	(8)	—	(8)
Variations recognised directly in equity	15	—	15
Other utilisations	—	(6)	(6)

At 31.12.08	69	—	69

Post employment pension obligations

Breakdown by country	31.12.08	31.12.07	1.1.07
Spain (1)	33	27	21
Brazil (2)	33	32	31
Italy	2	4	4
Mexico	1	1	1

Total	69	64	57

(1)	Pension Plans and other post-employment benefits in Spain

At December 31, 2008 and December 31, 2007, GAS NATURAL had in force the following commitments for certain employees:

•	Pensioners (retirees, disabled-persons, widows and orphans).

•	Retirement and death coverage in favour of certain employees.

•	Early retirement plans.

•	Health and other benefits.

•	Gas subsidy.

•	Certain lump sums and pensions included in collective bargaining agreements.

•	Lifetime death coverage for a certain collective.

The breakdown of the provisions for post-employment pensions and like obligations recognised on the balance sheet, as well as the movement in the current value of the obligations and the fair value of the assets of the plan are as follows:

	2008	2007
Current value of the obligations
Opening balance	182	189

Current service cost	1	2
Interest cost	9	10
Actuarial gains and losses	12	(7)
Benefits paid	(13)	(12)

Closing balance	191	182

Fair value of plan assets
Opening balance	155	168

Expected yield	7	9
Contributions	3	2
Actuarial gains and losses	6	(6)
Benefits paid	(13)	(11)
Others		(7)

Closing balance	158	155

Provisions for post-employment pension obligations	33	27

The real yield on plan assets in 2008 totalled Euros 7 million.

The amounts recognized in the income statement are as follows:

	31.12.08	31.12.07
Current service cost	1	2
Interest cost	9	10
Expected return on plan assets	(7)	(9)

Total charged to the income statement	3	3

The movement in the liability recognized in the balance sheet is as follows:

	2008	2007
Opening balance	27	21

Total expense charged to the income statement	3	3
Contributions paid	(3)	(3)
Variations recognised directly in equity	6	(1)
Other utilisations	—	7

Closing balance	33	27

The main types of assets, expressed in percentages of the total fair value of the assets, are as follows:

% of total	2008	2007
Bonds	16.55%	16.53%
Buildings and other assets	83.45%	83.47%

Plan assets are insurance policies which flows relate exactly to the insured benefits both in terms of amounts and payment schedule (matching policies) with the guarantee yield of the plan.

The accumulated amount of actuarial gains and losses recognised directly in equity is negative in the amount of Euros 4 million for 2008 (positive by Euros 2 million in 2007).

The actuarial assumptions used were as follows:

	31.12.08	31.12.07
Discount rate (p.a)	5.0%	5.0%
Expected return on plan assets (p.a)	5.0%	5.0%
Future salary increases (p.a)	3.0%	3.0%
Future pension increases (p.a)	2.5%	2.5%
Inflation rate (p.a)	2.3%	2.0%
Mortality table	PERMF 2000	PERMF 2000

The expected yield on plan assets is equal to the discount rate used in determining the current value of the obligations, since this rate has been determined in line with a certain yield that meets market conditions at the date of valuation for highly credit worthy corporate bonds.

2)	Pension Plans and other post-employment benefits in Brazil

At December 31, 2008 and December 31, 2007, GAS NATURAL has in force the following employee benefits in its Brazilian subsidiary:

•	Post-employment defined benefit plan, called “Gasius plan”, covering retirement, death-in-service and disability pensions and lump sums.

•	Post-employment health-care plan.

•	Other minor post-employment defined benefit plans guaranteeing temporary pensions, lifetime pensions and lump sums depending on years of service.

The amounts recognized in the balance sheet are determined as follows:

	2008	2007
Current value of the obligations
Opening balance	109	90

Current service cost	—	—
Interest cost	10	10
Actuarial gains and losses	3	10
Benefits paid	(6)	(7)
Cumulative translation adjustments	(21)	6

Closing balance	95	109

Fair value of plan assets
Opening balance	77	59

Expected yield	7	7
Contributions	3	3
Actuarial gains and losses	(6)	10
Benefits paid	(6)	(7)
Cumulative translation adjustments	(13)	5

Closing balance	62	77

Provisions for post-employment pension obligations	33	32

Actual yield from plan assets in 2008 have not had significant impacts.

Pension plan assets are invested as follows:

	31.12.08	31.12.07
Equities	10.7%	18.9%
Bonds	84.0%	77.1%
Property	5.3%	4.0%

Total	100.0%	100.0%

The amounts recognized in the income statement are as follows:

	31.12.08	31.12.07
Current service cost	—	—
Interest cost	10	10
Expected return on plan assets	(7)	(7)

Total income statement charge	3	3

The movement in the liability recognized in the balance sheet is as follows:

	2008	2007
Opening balance	32	31

Cumulative translation adjustments	(8)	1
Charge against the income statement	3	3
Contributions paid	(3)	(3)
Variations recognised directly in net equity	9	—

Closing balance	33	32

The accumulated actuarial gains and losses recognised directly in equity total Euros 3 million in 2008 (Euros 12 million in 2007).

The principal annual actuarial assumptions used were as follows:

	31.12.08	31.12.07
Discount rate (p.a)	10.8%	10.5%
Expected return on plan assets (p.a)	10.8%	10.5%
Future salary increases (p.a)	6.5%	6.0%
Future pension increases (p.a)	0.0%	0.0%
Inflation rate (p.a)	4.5%	4.5%
Mortality table	AT-83	AT-83

Other provisions for employee obligations

These relate to deferred remunerated commitments to award executive loyalty.

Effective as from January 1, 2008, these commitments have been replaced by a defined retirement savings contribution plan with a guaranteed yield, arranged through collective pension insurance policies.

Other current and non-current provisions

This account includes the provisions recorded to meet obligations arising mainly from tax claims, as well as litigation and arbitration proceedings underway. The information on the nature of the disputes with third parties and the position of the entity in relation to them is set out in the section on “Litigation and Arbitration” in Note 32. It also includes under Current provisions the excess emission of assigned rights totalling Euros 60 million at December 31, 2008 (with no impact at December 31, 2007).

The movement in current and non-current provisions is as follows:

	2008		2007
	Non-current provisions	Current provisions	Non-current provisions	Current- provisions
At 1 January	378	65	367	8

Charged to / reversed in the income statement
—provisions	171	59	137	1
—reversals	(6)	—	(22)	(2)
Amounts paid during the year	(10)	(12)	(40)	(6)
Business combinations (Note 28)	1	—	1	—
Cumulative translation adjustments	(1)	5	(5)	—
Reclassifications and others	23	29	(60)	64

At 31 December	556	146	378	65

In relation to non current provisions, given the features of the risks included, it is not possible to determine a reasonable calendar for the payment dates.

Note 15. Borrowings

The breakdown of borrowings at December 31, 2008 and 2007 is as follows:

	31.12.08	31.12.07
Issuing of debentures and other negotiable obligations	551	724
Loans from financial institutions	3,784	2,302
Derivative financial instruments	114	46
Other financial liabilities	2	3

Non-current borrowings	4,451	3,075

Issuing of debentures and other negotiable obligations	231	70
Loans from financial institutions	683	899
Derivative financial instruments	10	27
Other financial liabilities	10	8

Current borrowings	934	1,004

Total	5,385	4,079

The carrying amounts and fair value of the non-current borrowings are as follows:

	Carrying amounts		Fair values
	31.12.08	31.12.07	31.12.08	31.12.07
Issuing of debentures and other negotiable obligations	551	724	562	770
Loans from financial institutions and others	3,786	2,305	3,797	2,278

The fair value of loans with fixed interest rates is estimated on the basis of the discounted cash flows over the remaining terms of such debt. The discount rates were determined based on market rates available at December 31, 2008 and December 31, 2007 on borrowings with similar credit and maturity characteristics.

The movement in borrowings is as follows:

	2008	2007
Opening balance	4,079	3,218
Cumulative translation adjustment	(102)	(59)
Increase/(decrease) in borrowings	1.408	920

Closing balance	5,385	4,079

In 2008 and 2007 the evolution of debt issues has been as follows:

	At 1.1.2008	Issues	Repurchases or reimbursements	Cumulative translation adjustments and others	At 31.12.2008
Issued in a member state of the EU	753	602	(602)	1	754
Issued outside a member state of the EU	41	—	(14)	1	28

Total	794	602	(616)	2	782

	At 1.1.2007	Issues	Repurchases or reimbursements	Cumulative translation adjustments and others	At 31.12.2007
Issued in a member state of the EU	756	—	(3)	—	753
Issued outside a member state of the EU	56	—	(11)	(4)	41

Total	812	—	(14)	(4)	794

At December 31, 2008 GAS NATURAL has liquid assets of Euros 10,095 million, taking into account cash and other equivalents that amounted to Euros 249 million (Note 11), time deposits classified as held to maturity and at fair value through profit and loss statement that amounted to Euros 212 million (Note 8) and credit facilities and debt issues not drawn down that amounted Euros 9,633 million. These amounts do not include the financing committed for the acquisition of Unión Fenosa S.A., which at December 31, 2008 is available but not drawn down in the amount of Euros 16,585 million.

The following tables describe our consolidated gross borrowings by instrument at December 31, 2008 and December 31, 2007 and their maturity profile, taking into account the impact of the derivative hedges.

	2009	2010	2011	2012	2013	2014 and beyond	Total
At December 31, 2008:
Marketable Debt
Fixed	200	551	—	—	—	—	751
Floating	31	—	—	—	—	—	31
Institutional Banks
Fixed	64	35	21	43	43	193	399
Floating	41	41	22	23	15	7	149
Commercial Banks and other financial liabilities
Fixed	90	1,612	600	411	11	74	2,798
Floating	508	84	232	30	69	334	1,257

Total Fixed	354	2,198	621	454	54	267	3,948
Total Floating	580	125	254	53	84	341	1,437

Total	934	2,323	875	507	138	608	5,385

	2008	2009	2010	2011	2012	2013 and beyond	Total
At December 31, 2007:
Marketable Debt
Fixed	26	200	524	—	—	—	750
Floating	44	—	—	—	—	—	44
Institutional Banks
Fixed	123	60	33	—	—	—	216
Floating	15	38	48	29	—	—	130
Commercial Banks and other financial liabilities
Fixed	91	58	10	611	12	106	888
Floating	705	360	103	35	435	413	2,051

Total Fixed	240	318	567	611	12	106	1,854
Total Floating	764	398	151	64	435	413	2,225

Total	1,004	716	718	675	447	519	4,079

If the impact of the financial derivatives is not taken into account, the financial debt at a fixed rate and at a floating rate would break down as follows: Euros 653 million at a fixed rate in 2008 (Euros 761 million in 2007) and Euros 4,608 million at a floating rate in 2008 (Euros 3,245 million in 2007).

The following table describes our consolidated gross financial debt denominated by currency at December 31, 2008 and December 31, 2007 and its maturity profile, taking into account the impact of the derivative hedges.

	2009	2010	2011	2012	2013	2014 and beyond	Total
At December 31, 2008:
Euro Debt	453	2,132	775	457	29	463	4,309
Foreign Currency Debt:
US Dollar	184	77	22	16	17	120	436
Mexican peso	76	—	—	—	68	—	144
Brazilian real	147	71	65	34	24	25	366
Colombian peso	29	17	13		—	—	59
Argentinean peso	45	26	—	—	—	—	71

Total	934	2,323	875	507	138	608	5,385

	2008	2009	2010	2011	2012	2013 and beyond	Total
At December 31, 2007:
Euro Debt	440	426	586	612	413	353	2,830
Foreign Currency Debt:
US Dollar	133	108	70	20	13	129	473
Mexican peso	197	—	—	—	—	—	197
Brazilian real	145	132	58	39	21	37	432
Colombian peso	45	11	4	4	—	—	64
Argentinean peso	44	39	—	—	—	—	83

Total	1,004	716	718	675	447	519	4,079

Borrowings in Euros bore an average effective interest rate at December 31, 2008 of 4.90% (4.62% at December 31, 2007) and the foreign currency of the financial debt bore an average effective interest rate of 10.04% (10.37% at December 31, 2007) including the derivatives assigned to each transaction.

We set out below the most relevant financial instruments:

ECP Program. In March 2001, GAS NATURAL established a Euro Commercial Paper (ECP) program by virtue of which it could issue up to a principle amount of Euros 1,000 million or its equivalent in alternative currencies. At December 31, 2008 and 2007 no amount has been drawn down.

EMTN Program. In 1999, a European Medium Term Notes (EMTN) program was established, by virtue of which a principal amount of up to Euros 2,000 million could be issued. On December 27, 2007, this program was increased to Euros 4,000 million, and on December 2, 2008, it was increased to Euros 8,000 million. At December 31, 2008 and 2007 a principal of Euros 725 million was outstanding.

Borrowings for the Maghreb-Europe Pipeline from institutional banks. In 1994, a loan was taken out for USD 450 million with the Banco Europeo de Inversiones (BEI), arranged in three tranches with maturity dates up until 2010. In 1995, a USD 200 million loan was taken out with the Instituto de Crédito Oficial (ICO) with maturity dates up until 2010. Both loans were extended for the construction of the Maghreb-Europe Pipeline. At December 31, 2008, USD 149 million (USD 234 million at December 31, 2007) of the BEI loan and USD 80 million (USD 120 million at December 31, 2007) of the ICO loan were pending repayment. The average maturity of this debt is 2 years. Furthermore, during 2008, a credit facility was contracted for USD 40 million, which was totally drawn down at December 31, 2008.

Amounts owing to European credit institutions (commercial/institutional banks). At December 31, 2008, these debts relate to the financing for the acquisition of Unión Fenosa, S.A. (see section in this regard), Euros 600 million (Euros 600 million at December 31, 2007) for the syndicated “Club Deal” loan maturing in 2011, to a loan extended by ICO totalling Euros 300 million in 2008 and to bilateral loans totalling Euros 725 million and maturing in 2009, 2011 and 2012 (Euros 750 million in 2007 with maturities in 2008 and 2012). Credit facilities were also drawn down in the amount of Euros 239 million (Euros 634 million drawn down at December 31, 2007).

Latin American Facilities (commercial and institutional banks). At December 31, 2008, the debt in Latin America totalled Euros 640 million (Euros 776 million at December 31, 2007) with a large number of financial entities, 16% of which were guaranteed by the parent company. The geographic breakdown of these loans is as follows: Argentina, Euros 71 million (Euros 83 million at December 31, 2007); Mexico, Euros 144 million (Euros 197 million at December 31, 2007); Colombia, Euros 59 million (Euros 64 million at December 31, 2007); and Brazil, Euros 366 million (Euros 432 million at December 31, 2007).

Wind Farm Operators (commercial banks). At December 31, 2008, the operator companies of the wind farms had outstanding loans of Euros 107 million, mainly for the financing of projects (Euros 117 million at December 31, 2007). Most of this debt matures in 2012 and following years.

Puerto Rico (commercial banks). At December 31, 2008, the debt related to the combined cycle and regasification plant in Puerto Rico totals Euros 193 million (Euros 185 million at December 31, 2007), including Euros 11 million in credit facilities drawn down (Euros 10 million at December 31, 2007). 80% of this debt matures in 2012 and following years.

Financing of the acquisition of Unión Fenosa, S.A.

On August 7, 2008, GAS NATURAL entered into a financing agreement with several financial entities for a maximum of Euros 19,000 million, which has been voluntarily and partially redeemed in the amount of Euros 740 million. The Financing Agreement contains an interest rate indexed to the EURIBOR plus a variable margin of between 1.05% and 3.00% (depending on the credit rating of GAS NATURAL) and includes the obligation to pay certain commissions in relation to the arrangement and availability of the funds, the issuing of guarantees and the functions of the agent entity of the syndicate.

This financing can be used only for the acquisition of shares of Unión Fenosa, S.A. and for the refinancing of the financial borrowings of Unión Fenosa, S.A. (up to 1,100 Euros million) and GAS NATURAL (up to Euros 700 million) in accordance with the requirements stated in the Financing Agreement.

The financing is divided into five tranches, with the following amounts and maturities:

Tranche	Amount (Million €)	Maturity
A1	5,940

364 days as from the first of the following dates (the “Reference Date”):

•     the date on which GAS NATURAL must pay in cash for the purchase-sale of the shares of Unión Fenosa, S.A. in accordance with the bid;

•     the date on which GAS NATURAL acquires “control” over Unión Fenosa, S.A.; and

•     February 7, 2009.

D1	99

A2	5,940	364 days as from the Reference Date. This maturity could be extended by GAS NATURAL for an additional period of 1 year, subject to certain conditions.
D2	99

B	3,500	August 7, 2011
D3	58

C1	1,780	August 7, 2013
D5	31

C2	800	August 7, 2013
D5	13

At December 31, 2008 Euros 1,675 million has been drawn down from the Financing Agreement to finance the acquisition of 9.99% of the shares of Unión Fenosa, S.A., by virtue of the agreement of purchase-sale of shares entered into with ACS and referred to in Note 2.2.(e). Furthermore, interest rate swaps have been contracted to cover the interest rate risk on the total amount drawn down (Note 16).

The Financing Agreement sets out as a cause of early redemption a situation in which the long-term credit rating of GAS NATURAL is lower than Standard and Poor’s BBB (stable) and Moody’s Baa2 (stable), and, cumulatively, if an amount lower than Euros 3,500 million has been received from the subscription of its share capital increase. Criteria Caixacorp and Repsol YPF during the Board of Directors’ meeting of July 30, 2009, undertook, to make the necessary contributions to equity in the maximum amount of Euros 1,903 million and Euros 1,600 million, respectively.

The conditions set down in the Financing Agreement for obligatory early total or partial redemption, as appropriate, include the disposal of assets, payment of dividends of Unión Fenosa, S.A., the financing obtention and change in the control of GAS NATURAL. It also includes the following financial limitations, expressed in financial ratios and aggregates:

(1)	The Consolidated EBITDA / Consolidated Net Financial Expense ratio must not be lower than:

Period	Ratio
31 December 2009 and 30 June 2010	2.75
31 December 2010 and beyond	3.50

(2)	The Consolidated Net Borrowings / Consolidated EBITDA ratio must not exceed:

Period	Ratio
31 December 2009	5.25
30 June 2010	4.85
31 December 2010	4.50
30 June 2011 and beyond	4.00

(3)	Total Assets: on the date after a lapse of twelve months as from the control date on which GAS NATURAL acquires “control” of Unión Fenosa, S.A., the total amount of the assets of GAS NATURAL (excluding certain assets) cannot be lower than Euros 11,000 million.

(4)	Net Consolidated Borrowings: cannot exceed Euros 30,000 at any time before December 31, 2009.

At the date of formulation of these consolidated annual accounts, GAS NATURAL is not in breach of the financial obligations indicated above which could give rise to early termination of the financial commitments.

Note. 16. Risk management and derivative financial instruments

Risk management

GAS NATURAL has a series of standards, procedures and systems for identifying, measuring and managing different types of risk which are made up of the following basic action principles:

•	Guaranteeing that the most relevant risks are correctly identified, evaluated and managed.

•	Segregation at the operating level of the risk management functions.

•	Assuring that the level of its risk exposure for GAS NATURAL in its business is in line with the objective risk profile and achievement of its annual, strategic objectives.

•	Integrated focus on risk-profitability management.

•	Ensuring the appropriate determination and review of the risk profile by the Risk Committee, proposing global limits by risk category, and assigning them to the Business Units.

Interest rate risk

The fluctuations in interest rates modify the fair value of the assets and liabilities that accrue a fixed interest rate and the cash flows from assets and liabilities pegged to a floating interest rate, and, accordingly, affect equity and profit, respectively.

The purpose of interest rate risk management is to balance floating and fixed borrowings in order to reduce financial debt costs within the established risk parameters.

GAS NATURAL uses financial swaps to manage its exposure to interest rate fluctuations.

The debt structure at December 31, 2008 and 2007, after taking into account the hedges structured through derivatives, is as follows:

	At 31.12.2008	At 31.12.2007
Fixed interest rate	3,948	1,854
Floating interest rate	1,437	2,225

Total	5,385	4,079

The floating interest rate is mainly subject to the fluctuations of the EURIBOR, the LIBOR and the indexed rates of Mexico, Brazil, Colombia and Argentina.

The sensitivity of profit and equity (“Adjustments for changes in value”) to the fluctuation in interest rates is as follows:

	Increase/decrease in interest rates (basis points)	Effect on profit before tax	Effect on equity before tax
2008	+10	(1)	8
	-10	1	(8)
2007	+10	(2)	3
	-10	2	(3)

Exchange rate risk

The variations in the exchange rates can affect the fair value of:

•	Counter value of cash flows related to the sale and purchase of raw materials denominated in currencies other than local or functional currencies.

•	Debt denominated in currencies other than local or functional currencies.

•	Operations and investments in non-Euro currencies, and, accordingly, the counter value of equity contributed and results.

In order to mitigate these risks GAS NATURAL finances, to the extent possible, its investments in local currency. Furthermore, it tries to make, whenever possible, costs and revenues indexed in the same currency, as well as amounts and maturities of assets and liabilities arising from operations denominated in non-Euro currencies.

For open positions, the risks in investments in non-functional currencies are managed through financial swaps and foreign exchange fluctuation insurance within the limits approved for hedging instruments.

The non-Euro currency with which GAS NATURAL operates the most is the US Dollar. The sensitivity of results and consolidated equity (“Adjustments for changes in value”) of GAS NATURAL to a 5% variation (increase or decrease) in the US Dollar / Euro exchange rate is as follows:

		2008	2007
Effect on profit before tax	+5%	—	1
	-5%	—	(1)
Effect on equity before tax	+5%	(25)	(21)
	-5%	28	23

Commodity price exchange risk

A major portion of its operating expenses are linked to the purchase of gas for supplies or for the energy production of its combined cycle plants. Therefore, GAS NATURAL is exposed to the variation in commodity prices that are determined based mainly on crude oil prices and oil derivatives. Of special note is the effect of seasonality on demand during winter consumption peaks, representing the need to acquire additional gas to guarantee the continuity of supply through spot market purchases at prices that are higher than those under long-term supply contracts. Additionally, as a result of the significant presence in the power generation business, GAS NATURAL is exposed to the fluctuation risk of electricity sale prices.

The exposure to these risks is managed and mitigated through the monitoring of its position regarding these commodities, trying to balance purchase and supply obligations and diversification and management of supply contracts. When it is not possible to achieve a natural hedge the position is managed, within reasonable risk parameters, through derivatives to reduce exposure to price risk, generally through hedging instruments.

The risk involved in the electricity trading operations carried out by GAS NATURAL is not significant, due to the low volume of these operations and the limits established, both in terms of amount and maturity.

The sensitivity of results and net equity (“Adjustments for changes in value”) to the variation in the fair value of derivatives to hedge commodity prices, taking the Henry Hub index as the reference for the variation in gas price purchases and the sale price of electricity daily electricity market (OMEL) as the reference for the variation in the sale price of electricity, is as follows:

	Increase/decrease in the purchase price of gas	Effect on profit before tax	Effect on equity before tax
2007	+10%	—	1
	-10%	—	(1)

At December 31, 2008 no derivatives on gas prices remain.

	Increase/decrease in the electricity sale price	Effect on profit before tax	Effect on equity before tax
2008	+10%	7	(5)
	-10%	(7)	5
2007	+10%	(4)	(14)
	-10%	4	14

Credit risk

The credit risk arising from the default of a counterparty is controlled through policies that assure that wholesale sales of products are made to customers with an appropriate credit history, for which the respective solvency studies are established and based on which the respective credit limits are assigned. In order to do so various credit quality measuring models have been designed. Based on these models, the probability of customer default on payment can be measured, and the expected commercial loss can be kept under control.

The main guarantees that are negotiated consist of guarantees, guarantee deposits and deposits. At December 31, 2008 GAS NATURAL has received guarantees totalling Euros 21 million to cover the debtor risk of large industrial customers. During 2008 guarantees have been executed totalling less than Euros 1 million.

Furthermore, the outstanding trade receivables are stated on the balance sheet net of provisions for bad debts (Note 10), estimated by GAS NATURAL on the basis of the age of the debt and experience in previous years in line with the prior segregation of customer portfolios and the current economic environment.

At December 31, 2008 and 2007 GAS NATURAL does not have significant concentrations of credit risk.

In order to mitigate credit risk arising from financial positions, GAS NATURAL enters into derivatives and places treasury surpluses in banks and financial entities that are highly solvent and rated by Moody’s and S&P.

Likewise, most of the accounts receivable neither due nor provided for have a high credit rating, according to the valuations of GAS NATURAL, based on the solvency analysis and payment habits of each customer.

The breakdown of the age of financial receivables overdue but not considered bad debts at December 31, 2008 and 2007 is as follows:

	At 31.12.2008	At 31.12.2007
Less than 90 days	101	175
90—180 days	31	33
More than 180	9	1

Total	141	209

The impaired financial assets are broken down in Note 10.

Liquidity risk

GAS NATURAL has liquidity policies that ensure compliance with its payment commitments, diversifying the coverage of financing needs and debt maturities. A prudent management of the liquidity risk includes maintaining sufficient cash and realisable assets and the availability of funds sufficient to cover credit obligations.

At December 31, 2008, the availability of liquidity totals Euros 10,095 million (see Note 15).

The breakdown of the maturities of the financial liabilities at December 31, 2008 and 2007 is as follows:

	2009	2010	2011	2012	2013	2014 and beyond	Total
At December 31, 2008:
Trade and other payables	(2,865)	—	—	—	—	—	(2,865)
Loans and other financial payables	(1,350)	(2,520)	(1,001)	(563)	(200)	(672)	(6,306)
Financial derivatives	(47)	(38)	(15)	(6)	(5)	(2)	(113)
Other liabilities	(823)	(51)	(46)	(40)	(139)	(577)	(1,676)

Total (1)	(5,085)	(2,609)	(1,062)	(609)	(344)	(1,251)	(10,960)

	2008	2009	2010	2011	2012	2013 and beyond	Total
At December 31, 2007 (1):
Trade and other payables	(2,357)						(2,357)
Loans and other financial payables	(1,189)	(836)	(841)	(742)	(485)	(556)	(4,649)
Financial derivatives	(12)	(12)	(3)	(1)	(4)	(5)	(37)
Other liabilities	(48)	(47)	(51)	(55)	(36)	(612)	(849)

Total (1)	(3,606)	(895)	(895)	(798)	(525)	(1,173)	(7,892)

(1)	The amounts are undiscounted contractual cash flows, and, accordingly, differ from the amounts included on the balance sheet and in Note 15.

Capital management

The main purpose of capital management of GAS NATURAL is to ensure a financial structure that can optimise capital cost and maintain a solid financial position, in order to combine value creation for the shareholder with the access to the financial markets at a competitive cost to cover financing needs.

On August 1, 2008 and as a result of the agreement reached with ACS for the acquisition of 45.306% of the shares of Unión Fenosa, S.A. by GAS NATURAL (Note 2.2.e), the rating agencies have revised the current ratings downward.

The long-term credit rating of GAS NATURAL is as follows:

	2008	2007
Moody’s	A3	A2
Standard & Poor’s	A	A
Fitch	A	A+

GAS NATURAL considers that the indicators for achieving the objectives of capital management are: to maintain, after the acquisition of Unión Fenosa, S.A., a long-term leverage level of approximately 50% and a minimum credit rating of BBB. Moreover, in order to guarantee a solid, flexible financial structure, GAS NATURAL will be able to increase share capital in order to assure this credit rating. It is estimated that the maximum increase would amount to Euros 3,500 million. The main shareholders, Criteria Caixa Corp. and Repsol YPF, are committed to ensuring the necessary contributions to guarantee this amount.

Its leverage rating is as follows:

	2008	2007
Net borrowings:	4,913	3,689

Non-current borrowings (Note 15)	4,451	3,075
Current borrowings (Note 15)	934	1,004
Cash and cash equivalents (Note 11)	(249)	(152)
Derivates (Note 16)	(11)	(36)
Time deposits (Note 8)	(212)	(202)

Net equity:	6,721	6,427
Equity holders of the Company (Note 12)	6,376	6,070
Minority interests (Note 12)	345	357
Leverage (Net borrowings / (Net borrowings + Net equity))	42.2%	36.5%

Derivative financial instruments

The breakdown of derivative financial instruments by category and maturity is as follows:

	At 31.12.08		At 31.12.07
	Assets	Liabilities	Assets	Liabilities
Derivatives qualifying for hedge accounting	4	114	33	46

Cash flow hedges
—Interest rate	1	114	30	12
—Commodity prices	—	—	3	—

Fair value hedge
—Interest rate and exchange rate	3	—	—	34

Derivative financial instruments—non current	4	114	33	46

Derivatives qualifying for hedge accounting	49	34	11	61
Cash flow hedges
—Interest rate	7	—	—	—
—Exchange rate	—	15	—	12
—Commodity prices	15	3	4	22

Fair value hedge
—Interest rate and exchange rate	—	10	6	27
—Exchange rate	27	6	1	—

Other financial instruments	54	44	—	3
—Commodity prices	18	44	—	3
—Equity swap	36	—

Derivative financial instruments—current	103	78	11	64

Total	107	192	44	110

Other financial instruments includes the derivatives not qualifying for hedge accounting.

The impact on the income statement of derivative financial instruments is as follows:

	2008		2007
	Operating Results	Financial results	Operating results	Financial results
Cash flow hedges	(20)	3	(75)	(7)
Fair value hedges	5	(36)	(1)	18
Other	(18)	13	(1)	—

Total	(33)	(20)	(77)	11

The breakdown of derivatives at December 31, 2008 and 2007, their fair value and maturities of their notional values is as follows:

	31.12.08
	Fair Value	Notional Value (in million by currency indicated)
		2009	2010	2011	2012	2013	Beyond	Total
Interest rate swap contracts:
Cash flow hedges:
Financial swaps (EUR)	(92)	1,401	1,401	2,577	202	8	5	5,594
Financial swaps (USD)	(13)	52	39	8	9	10	44	162
Financial swaps (MXN)	—	34	—	—	—	—	—	34
Financial swaps (ARS)	—	—	6	—	—	—	—	6
Financial swaps (BRL)	—	4	—	—	—	—	—	4
Collars (EUR)	(1)	17	6	4	13	3	5	48
Exchange rate hedge:
Cash flow hedge:
Financial swaps (USD)	(15)	530	—	—	—	—	—	530
Fair value hedge:
Financial swaps (BRL)	(7)	19	4	4	2	—	—	29
Foreign exchange fluctuation insurance (USD)	21	441	—	—	—	—	—	441
Foreign exchange fluctuation insurance (DHN)	—	6	—	—	—	—	—	6
Commodity hedge:
Cash flow hedge:
Commodity price derivatives (EUR)	12	89	—	—	—	—	—	89
Others:
Foreign exchange fluctuation insurance (USD)	—	1	—	—	—	—	—	1
Foreign exchange fluctuation insurance (DHN)	—	1	—	—	—	—	—	1
Equity swaps (EUR)	36	1,487	—	—	—	—	—	1,487
Commodity price derivatives (EUR)	(26)	99	—	—	—	—	—	99

	31.12.07
	Fair Value	Notional Value (in million by currency indicated)
		2008	2008	2009	2010	2011	Beyond	Total
Interest rate swap contracts:
Cash flow hedge:
Financial swaps (EUR)	26	3	202	2	601	8	21	837
Financial swaps (USD)	(12)	9	9	35	7	8	52	120
Financial swaps (MXN)	—	62	—	—	—	—	—	62
Financial swaps (ARS)	—	25	—	—	—	—	—	25
Collars (EUR)	1	5	15	5	3	10	10	48
Exchange rate hedge
Cash flow hedge:
Financial swaps (USD)	3	—	39	—	—	—	—	39
Foreign exchange fluctuation insurance (USD)	(12)	433	—	—	—	—	—	433
Fair value hedge:
Financial swaps (BRL)	(61)	48	20	1	—	—	—	69
Financial swaps (MXN)	6	62	—	—	—	—	—	62
Foreign exchange fluctuation insurance (BRL)	—	13	—	—	—	—	—	13
Foreign exchange fluctuation insurance (USD)	1	70	—	—	—	—	—	70
Commodity hedge:
Cash flow hedge:
Commodity price derivatives (EUR)	(9)	147	4	—	—	—	—	151
Commodity price derivatives (USD)	(6)	60	—	—	—	—	—	60
Others:
Foreign exchange fluctuation insurance (USD)	—	44	—	—	—	—	—	44
Commodity price derivatives (EUR)	(3)	35	—	—	—	—	—	35

Note 17. Other non-current liabilities

The breakdown of this account at December 31, 2008 and 2007 is as follows:

	31.12.08	31.12.07
Finance lease liabilities (1)	374	382
Payables for levelling of capacity income (2)	141	116
Deposits and guarantee deposits	42	41
Other liabilities (3)	149	60

Total	706	599

(1)	Finance lease liabilities

In 2003 GAS NATURAL acquired two gas transport tankers to transport liquefied natural gas with a capacity of 276,000 m3 through finance lease agreements. The duration of the contracts is 20 years, maturing in 2023.

In December 2007 a 138,000 m3 gas tanker was acquired through a 25-year time-charter lease maturing 2032, extendible for consecutive periods of 5 years, and which represents a joint investment of Euros 162 million relating to the current value of the payments to which Repsol YPF (50%) and GAS NATURAL (50%) are committed.

Minimum lease payments are as follows:

	A 31.12.08			A 31.12.07
	Nominal	Discount	Present value	Nominal	Discount	Present value
Not later than 1 year	36	(2)	34	36	(2)	34
Between 1 and 5 years	145	(30)	115	144	(29)	115
Later than 5 years	577	(318)	259	612	(345)	267

Total	758	(350)	408	792	(376)	416

The effective average interest rate on the liabilities for finance lease agreements at December 31, 2008 is 6.8% (7% at December 31, 2007).

(2)	Payable for levelling of capacity income

This account includes the revenues invoiced for the assignment of electricity generating capacity pending recognition as income, for the levelling of the revenues over the term of the contracts in Mexico.

(3)	Other liabilities

These basically include the repurchase obligations of preference shares of Buenergia Gas & Power, Ltd. (company holding 47.5% of EcoEléctrica L.P.), which is 95% owned by GAS NATURAL and 5% owned by a subsidiary of the General Electric Group, Project Finance XI (PFXI). PFXI is, as well, the holder of the preference shares of Buenergía, which gives it a preference right over the dividends of this company, which must be repurchased by Buenergía as the company distributes profit, in line with the following schedule:

US Dollars million
2009 (1)	15
2010	21
2011	14
2012	6
2013	6

Total	62

(1)	Includes the short-term part of Other current liabilities (Note 19).

Also included is the purchase commitment without premium granted to Sinca Inbursa, S.A. de C.V. (Inbursa). On September 22, 2008 15% of Gas Natural Mexico, S.A. de C.V. and Sistemas de Administración, S.A. de C.V. was sold to Inbursa for Mexican Pesos 761 million (Euros 49 million), and a commitment was made to repurchase these shares. Until May 22, 2013 Inbursa can offer all the shares it holds at that time to GAS NATURAL, who will be obligated to acquire them. The acquisition price will be set at the greater of the market valuation of each share, based on the results of the investee company, or the capital invested adjusted for financial interest. As a result of this commitment, a deferred payment has been booked, and, accordingly, the aforementioned percentage of interest is still assigned to the parent Company. The liability booked at 31 December 2008 totals Mexican Pesos 781 million and equals the current value of the amount payable.

Also included is the purchase commitment without premium granted to Chemo España, S.L.. On December 16, 2008 28% of Invergas, S.A. and Gas Natural SDG Argentina, S.A. which represents an interest of 19.6% of Gas Natural BAN, S.A., Natural Energy, S.A. and Natural Servicios, S.A., was sold to Chemo España, S.L. for USD 56 million (Euros 38 million) through an initial receipt of USD 28.5 million, with the rest of the receipt being deferred (see Note 8), and a commitment was made to repurchase these shares. Chemo España, S.L. will be able to offer during September 2013 all the shares it has at that time to GAS NATURAL, who will be obligated to acquire them. The acquisition price will be set at the capital invested. As a result of this commitment, a deferred payment has been booked, and, accordingly, the aforementioned percentages of interest are still assigned to the parent Company. The liability booked at 31 December 2008 totals USD 50 million and equals the current value of the amount payable.

There are no significant differences between the carrying values and fair values of liabilities for financial lease agreements, Guarantee deposits and deposits and Other liabilities.

Note 18. Trade and other payables

The breakdown at December 31, 2008 and 2007 is as follows:

	31.12.08	31.12.07
Trade payables	2,254	1,909
Trade payables with related parties (1)	90	16
Amounts due to associates	1	1

Trade payables	2,345	1,926

Social security and other taxes	212	195
Derivative financial instruments (see Note 16)	68	37
Amounts due to employees	31	29

Other payables	311	261

Current tax liabilities	209	170

TOTAL	2,865	2,357

(1)	Repsol YPF Group, Suez Group (GDF-Suez at 31.12.08)

Most of the payables do not accrue interest and fall due in less than 30 days in the case of gas purchases and 30 to 90 days for the other providers.

Note 19. Other current liabilities

The breakdown of Other current liabilities at December 31, 2008 and 2007 is as follows:

	At 31.12.08	At 31.12.07
Dividend payable	230	205
Expenses accrued pending payment	117	124
Finance lease liabilities	34	34
Other liabilities	804	27

TOTAL	1,185	390

This account includes in other liabilities the debtor balance with Caixanova totalling Euros 776 million (see Note 2.2.e).

Note 20. Tax situation

The Tax Group represented by Gas Natural SDG, S.A. as the parent company has been taxed since 1993 under the Consolidated Tax Regime in accordance with the Special Regime for Group Companies, regulated under Chapter VII of Title VII of Royal Legislative Decree 2004/5 March, which involves the joint determination of taxable income of GAS NATURAL and the deductions and allowances on the tax payable.

In 2008, the Consolidated Tax Group of Gas Natural SDG, S.A. was made up (in addition to Gas Natural SDG, S.A) of the following companies:

Aplicaciones y Proyectos Energéticos, S.A.,	Gas Natural Informática, S.A.
Boreas Eólica 2, S.A.	Gas Natural Internacional SDG, S.A.
Boreas Eólica, S.A.	Gas Natural Murcia SDG, S.A.
Compañía Auxiliar de Industrias Varias, S.A.	Gas Natural Rioja S.A.
Desarrollo de Energías Renovables, S.A.	Gas Natural Servicios SDG, S.A.
Desarrollo del Cable, S.A.	Gas Natural Soluciones, S.L.
Distribuidora Eléctrica Navasfrías, S.L.	Gas Natural Transporte SDG, S.L.
Electra de Abusejo, S.L.	Gas Natural Wind, S.L.
Gas Natural Andalucía, S.A.	Gas Natural Wind 2, S.L.
Gas Natural Aprovisionamientos SDG, S.A.	Gas Natural Wind 3, S.L.
Gas Natural Cantabria SDG, S.A.	Gas Natural Wind 4, S.L.
Gas Natural Capital Markets, S.A.	Gas Natural Wind 5, S.L.
Gas Natural Castilla La Mancha, S.A.	Gas Natural Wind 6, S.L.
Gas Natural Castilla y León, S.A.	Gas Natural Wind Canarias, S.L.
Gas Natural Cegás, S.A.	Gas Navarra, S.A.
Gas Natural Comercial SDG, S.L.	Holding Gas Natural, S.A.
Gas Natural Comercializadora, S.A.	La Energía, S.A.
Gas Natural Corporación Eólica, S.L.	La Propagadora del Gas, S.A.
Gas Natural Distribución Eléctrica, S.A.	Portal del Instalador, S.A.
Gas Natural Distribución SDG, S.A.	Sagane, S.A.
Gas Natural Electricidad SDG, S.A.	Sociedad de Tratamiento Hornillos, S.L.
Gas Natural Energy Canarias, S.L.	Tratamiento Almazán, S.L.
Gas Natural Exploración, S.L.	Tratamiento Cinca Medio, S.L.

Other companies resident in Spain that are not included in the Tax Group are taxed individually.

On the other hand, certain Italian group subsidiaries are also taxed under consolidated tax regime.

The other companies of GAS NATURAL are taxed, in each of the countries in which they operate, at the income tax rate in force. In some countries additional taxes are booked, such as the tax on the Presumed Minimum Gain, which are generally refundable in the next ten years, or taxes substituting the Single Rate Business Tax (Impuesto Empresarial a Tasa Única—IETU) on the current treasury account, which is not recoverable through future income tax profit.

The reconciliation of the applicable tax rate to the effective tax rate and the breakdown of the income tax expense for 2008 and 2007 are as follows:

	2008	%	2007	%
Profit before tax	1,551		1,415
Statutory tax	465	30.0	460	32.5
Change in tax rate in Spain	—	—	4	0.3
Tax rates for foreign companies	(29)	(1.9)	(27)	(2.0)
Reinvestment tax deductions	(1)	(0.1)	(68)	(4.8)
Other tax deductions	(43)	(2.8)	(13)	(0.9)
Effect of net profit under equity accounting	(2)	(0.1)	(2)	(0.1)
Tax differences against prior years and others	(15)	(0.9)	3	0.2
Other concepts	4	0.2	2	0.1

Accrued corporate income tax	379	24.4	359	25.3

Breakdown of current/deferred expense:
Current tax	352		461
Deferred tax	27		(102)

Accrued Corporate income tax	379		359

The effective tax rate for year 2008 has been 24.4% (25.3% in year 2007). The change in the effective rate is basically due to the decrease in the tax rate in Spain from 32.5% to 30.0% and to the application of tax deductions (mainly deductions for reinvestment of extraordinary income, export deduction and other)

Due to the amendment enacted by Law 35/2006 of November 28, by virtue of which the general corporate income tax rate in Spain was modified from 35% to 32.5% for tax years beginning as from January 1, 2007 and to 30% for tax years beginning as from January 1, 2008, deferred tax was adjusted on the basis of the amount expected to be recovered or paid. The aforementioned adjustments were recorded as an increase of corporate income tax expense (for an amount of Euros 4 million in 2007), except if they are related to items initially recorded against net equity.

Law 12/2007 of July 2, amended the Spanish Corporate Income Tax Act in relation to the tax regime for the transfer of assets under provisions of anti-trust legislation. As a result, profit from the sale of shareholdings in Enagás, S.A. are recorded in the year they are transferred, or the year in which the assets and rights in which the reinvestment materialises are written off the balance sheet, subtracting the reinvestment deduction from the gross tax payable during the tax period in which the legislation established the transfer obligation was enacted.

The income that is deductible under the reinvestment provisions of the Corporate Income Tax Act and basically generated by sales of shareholdings in Enagas, S.A., and gains that have materialised from investments, have been as follows:

Year of sale	Amount generated from sale	Amount reinvested
2002	917	917
2003	39	39
2004	327	327
2005	432	432
2006	321	321
2007	122	122

Total	2,158	2,158

The reinvestment has been made in fixed assets related to economic activities, carried out by Gas Natural SDG. S.A. or any other company included in the Consolidated Tax Group, by virtue of the provisions of article 75 of the Corporate Income Tax Act.

The breakdown of the deferred tax is as follows:

	31.12.08	31.12.07
Deferred income tax assets:
—Non-current	275	238
—Current	64	36
	339	274
Deferred income tax liabilities:
—Non current	(486)	(478)
—Current	(40)	(17)
	(526)	(495)

Net deferred income tax	(187)	(221)

The breakdown of deferred taxes is as follows:

Deferred tax assets	Provisions for employee benefit obligations	Accruals	Tax losses carried forward	Amortization differences	Financial instruments valuation	Other	Total
At 1.1.07	35	33	41	46	40	60	255

Charged/(credited) to income statement	(2)	26	(3)	1	(24)	12	10
Business combinations	—	—	8	—	—	13	21
Charged to equity	—	—	—	—	(2)	—	(2)
Cumulative translation adjustments	1	1	(1)	3	—	(3)	1
Others	(4)	5	(2)	(1)	(2)	(7)	(11)

At 31.12.07	30	65	43	49	12	75	274

Charged/(credited) to income statement	(6)	(16)	(1)	4	(2)	3	(18)
Business combinations	—	—	—	—	—	1	1
Charged to equity	5	—	—	—	59	—	64
Cumulative translation adjustments	(1)	(2)	1	(6)	—	(5)	(13)
Others	(6)	16	—	31	(1)	(9)	31

At 31.12.08	22	63	43	78	68	65	339

The movement and breakdown under the accounts of deferred taxes is as follows:

Deferred tax liabilities	Amortization differences	Reinvestment capital gains	Fair value business combination	Financial instruments valuation	Other	Total
At 1.1.07	60	178	150	71	12	471
Charged/(credited) to income statement	—	(55)	(11)	(25)	(1)	(92)
Business combinations	47	—	65	—	11	123
Charged to equity	—	—	—	(1)	—	(1)
Cumulative translation adjustments	(2)	—	2	1	(2)	(1)
Others	(8)	—	—	(1)	4	(5)

At 31.12.07	97	123	206	45	24	495

Charged/(credited) to income statement	19	—	(11)	1	—	9
Business combinations	—	—	2	—	—	2
Charged to equity	—	—	—	(4)	—	(4)
Cumulative translation adjustments	5	—	(8)	—	(1)	(4)
Others	21	—	4	—	3	28

At 31.12.08	142	123	193	42	26	526

The reversal of the deferred tax liability for reinvestment of capital gains basically includes the application of Law 12/2007 which has been subtracted from corporate income tax expense.

At December 31, 2008 the tax credits not recorded total Euros 7 million (Euros 15 million at December 31, 2007).

This year the Tax Authorities have begun auditing Gas Natural SDG, S.A. and Gas Natural Internacional SDG, S.A. for corporate income tax (2003 to 2005) and other taxes (2004 to 2005). Although the audit has not terminated, it is not expected to bring to light significant liabilities. Gas Natural SDG, S.A. is open to inspection by the Tax Authorities for the years between 2006 and 2008 for all applicable taxes.

The information on the main actions of the Tax Authorities and the position of the entity in each are discussed in the section on “Litigation and arbitration” in Note 32.

Note 21. Sales

The breakdown of this account for 2008 and 2007 is as follows:

	2008	2007
Natural gas sales	10,610	8,316
Electricity sales	2,056	1,117
Installation rental, maintenance and management services	534	368
Transportation services	117	98
Other revenues and services to clients	227	194

Total	13,544	10,093

Note 22. Other operating income

The breakdown of this account for 2008 and 2007 is as follows:

	2008	2007
Other management income	56	50
Operating grant	2	1

Total	58	51

Note 23. Procurements

The breakdown of this account for 2008 and 2007 is as follows:

	2008	2007
Energy purchases	8,902	6,145
Access to transmission networks	716	408
Other purchases and Stock variation	178	194

TOTAL	9,796	6,747

Note 24. Personnel costs

The breakdown of this account for 2008 and 2007 is as follows:

	2008	2007
Wages and salaries	258	244
Social security costs	57	55
Defined contribution plans	14	9
Defined benefit plans	1	2
Capitalized costs	(52)	(47)
Others	60	45

TOTAL	338	308

The average number of employees of GAS NATURAL during 2008 has totalled 6,850 against 6,705 in 2007.

At December 31, 2008 GAS NATURAL had a total of 6,757 employees (6,953 at December 31, 2007), of which 3,696 were located in Spain, 391 in the rest of Europe, 107 in North Africa, 2,525 in Latin America and 38 in Puerto Rico.

Under the provisions of the Spanish Gender Equality Act, Law 3/2008/22 March published in the Official State Gazette on March 23, 2008, the number of employees of GAS NATURAL at the 2008 year end broken down by job and gender is as follows:

	Men	Women	Total
Executives	439	102	541
Technicians	2,896	1,269	4,165
Administrative personnel	335	750	1,085
Workers	961	5	966

Total	4,631	2,126	6,757

Note 25. Other operating expenses

The breakdown of this account for 2008 and 2007 is as follows:

	2008	2007
Repairs and maintenance	191	184
Commercial services & advertising	190	169
Professional services & insurance	103	86
Local taxes	102	88
Computer services	25	24
Leases	36	34
Procurements	46	42
Others	292	274

TOTAL	985	901

Note 26. Net finance income

The breakdown of this account for 2008 and 2007 is as follows:

	2008	2007
Dividends	48	9
Interest income	69	51
Others	15	12

Total financial income	132	72

Financial expense from borrowings	(325)	(223)
Interest expenses of pension plans and other post-employment benefits	(5)	(4)
Other financial expenses	(89)	(68)

Total financial expenses	(419)	(295)

Variations in fair value of financial instruments	17	1
Net exchange gains/(losses)	7	(2)
Net fair value gains/(losses) on financial instruments	14	64

Financial Results	(249)	(160)

Variations in fair value of derivatives financial instruments basically includes the effect of the Equity Swap contracts mentioned in Note 8, amounting to a gain of Euros 13 million.

The net gain on the sale of financial instruments for 2008 relate mainly to the proceeds from the sale of the 14.77% shareholding in Transportadora Colombiana de Gas, S.A. ESP. (see Note 8)

The net gain on the sale of financial instruments for 2007 relates mainly to the proceeds from the sale of the 9.38% shareholding in Naturgas Energía Grupo, S.A. (Note 8)

Note 27. Cash generated from operating activities

The breakdown of cash generated from operations in 2008 and 2007 is as follows:

	2008	2007
Net income before tax	1,551	1,415
Adjustments to net income:	1,110	850
Depreciation and amortisation of fixed assets (Note 5 and 6)	726	651
Other adjustments to net income:	384	199
Net financial income (Note 26)	249	160
Profit of entities recorded by equity method (Note 7)	(6)	(8)
Release of fixed assets grants to income and others (Note 13)	(37)	(30)
Net variation in Provisions (Note 14)	180	72
Other adjustments	(2)	5
Chances in working capital (excluding the effects on the consolidation scope and cumulative translation adjustments)	(115)	114
Inventories	(99)	(3)
Trade and other accounts receivable	(438)	(232)
Trade and other accounts payable	422	349
Other cash flows generated from operations:	(523)	(550)
Interest received	(306)	(222)
Income tax payments	(217)	(328)

CASH FLOWS GENERATED FROM OPERATING ACTIVITIES	2,023	1,829

Note 28. Business combinations

On December July 3, 2008 GAS NATURAL acquired 100% of the share capital of Pitta Construzione, S.p.A. Had the acquisition taken place on January 1, 2008, the contribution to sales for the year would have totalled Euros 4 million and had no impact in net income.

Details of net assets acquired and goodwill are as follows:

Purchase consideration:
Cash paid	27

Total purchase consideration	27
Fair value of net assets acquired	24

Goodwill (Note 5)	3

The cash paid for the acquisition of Pitta Construzione S.p.A. totals Euros 27 million, assuming liabilities of Euros 3 million, which represents a valuation of the company of Euros 30 million.

The assets and liabilities acquired are as follows:

	Fair value	Carrying amount
Property, plant and equipment	53	47
Deferred income tax assets	1	1
Trade and other receivables	1	1

TOTAL ASSETS	55	49

Grants	22	22
Non-current provisions	1	1
Deferred tax liabilities	2	—
Current financial liabilities	3	3
Other current liabilities	3	3

TOTAL LIABILITIES	31	29

Net assets acquired	24	20

Purchase consideration	27
Cash and cash equivalents in subsidiary acquired	—
Cash and outflow on acquisition	27

The goodwill is attributable to the high profitability of the business acquired and the synergies that are expected to arise after the acquisition by GAS NATURAL.

The most significant business combinations in 2007 are as follows:

On December 27, 2007 GAS NATURAL acquired in Mexico 100% of the share capital of the following combined cycle electricity companies: Central de Anáhuac S.A. de CV, Central Lomas del Real S.A. de CV, Central Valle Hermoso S.A. de CV, Central Saltillo S.A. de CV and Central Aguila de Altamira S.A. de CV, Gasoducto del Río S.A. de CV and Controladora del Golfo S.A. de CV and Cía Mexicana de Gerencia y Operación S.A. de CV. Had the acquisition taken place on January 1, 2007, the contribution to sales and net income for the year would have totalled Euros 627 million and Euros 29 million, respectively.

The breakdown of net assets acquired and goodwill is as follows:

Purchase consideration:
Cash paid	1,010

Total purchase consideration	1,010
Fair value of net assets acquired	923

Goodwill (Note 5)	87

GAS NATURAL has completed the assignment of the purchase price to reflect the fair value of the assets and liabilities acquired. No difference in relation to the provisional assignment has arisen:

	Fair value	Carrying value
Property, plant and equipment	1,030	807
Non-current financial assets	43	43
Deferred income tax assets	21	21
Other current assets	112	112
Cash and cash equivalents	69	69

Total assets	1,275	1,052

Non-current financial liabilities	15	15
Other on-current liabilities	119	119
Deferred income tax assets	121	59
Other current liabilities	97	97

Total liabilities	352	290

Net assets acquired	923	762

Purchase consideration	1,010
Cash and cash equivalents in subsidiary acquired	69
Cash and outflow on acquisition	941

The fair value of the property, plant and equipment was determined on the basis of the current value of the expected cash flows from the power purchase agreement (PPA) with the Comisión Federal de Electricidad of México. These contracts have a duration of 25 years as from the date on which each plant begins operating commercially.

The goodwill is attributable to the high yield of the business acquired and the benefits and synergies expected as a result of the acquisition and integration into the GAS NATURAL Group.

On December 17, 2007 GAS NATURAL acquired 100% of the share capital of ITAL.ME.CO SRL, an Italian Group mainly engaged in the distribution and commercialisation of gas operating in four central and southern regions of Italy. Had the acquisition taken place on January 1, 2007, the contribution to sales for the year would have been Euros 4 million and would have no impact in profit.

Details of net assets acquired and goodwill are as follows:

Purchase consideration:
Cash paid	24

Total purchase consideration	24
Fair value of net assets acquired	24

Goodwill (Note 5)	—

The assets and liabilities arising from the acquisition are as follows:

	Fair value	Carrying amount
Property, plant and equipment	57	53
Other current financial assets	28	28
Cash and cash equivalents	1	1

Total assets	86	82

Non-current financial liabilities	8	8
Grants	24	24
Other non current liabilities	1	1
Provisions	1	1
Deferred income tax liabilities	1
Current financial liabilities	1	1
Other current liabilities	26	26

Total liabilities	62	61

Net assets acquired	24	21

Purchase consideration	24
Cash and cash equivalents in subsidiary acquired	1
Cash and outflow on acquisition	23

In February 2007 GAS NATURAL acquired 100% of the share capital of Eastern España S.A.U., a company mainly engaged in the research and exploitation of hydrocarbons and the transport, storage, purification and sale of by-products. The fair value of the net assets acquired of this company totalled Euros 3 million and the purchase price is Euros 3 million, and, accordingly, no goodwill was generated.

Note 29. Joint ventures

GAS NATURAL participates in different joint ventures that meet the conditions indicated in Note 2.2.b). The stakes in joint ventures at December 31, 2008 are 2007 as follows:

	2008	2007
A.E.Hospital Universitario Trias Pujol	50.0%	50.0%
Alas Capital & GN, S.A.	40.0%	40.0%
Biogas Doña Juana, S.A. ESP	48.0%	—
Central Térmica La Torrecilla, S.A.	50.0%	50.0%
CH4 Energía S.A. de C.V.	50.0%	50.0%
Desarrollo de Energías Renovables de Navarra, S.A.	50.0%	50.0%
Desarrollo de Energías Renovables la Rioja, S.A.	36.3%	36.3%
EcoEléctrica Holding Ltd y dependientes	50.0%	50.0%
Energías Eólicas de Fuerteventura S.A.	50.0%	50.0%
Energías Eólicas de Lanzarote,S.A.	50.0%	50.0%
Explotaciones Eólicas Sierra de Utrera, S.L.	50.0%	50.0%
Gas Natural Vehicular del Norte, Asociación en Participación	51.0%	51.0%
Gas Natural West Africa, S.L. (1)	40.0%	100.0%
Los Castrios, S.A.	33.3%	33.3%
Molinos de la Rioja, S.A.	33.3%	33.3%
Molinos de Linares, S.A.	33.3%	33.3%
Molinos del Cidacos, S.A.	50.0%	50.0%
Montouto 2000, S.A.	49.0%	49.0%
O Novo Aquilón, S.L.	60.0%	—
Parques Eólicos 2008-2012, S.L.	54.0%	—
Repsol - Gas Natural LNG, S.L.	50.0%	50.0%
Sociedad de Tratamientos La Andaya, S.L. (2)	—	45.0%
Transnatural S.R.L. de México	50.0%	50.0%
UTE Gas Natural Servicios-Dalkia Energia	50.0%	50.0%

(1)	In February 60% of the interest was sold, and the company became proportionally consolidated.
(2)	In July 2008 an additional 15% of the interest was acquired and the company was fully consolidated, and, subsequently, no longer classified as a joint venture since that date.

The following amounts represent GAS NATURAL’s interest share of assets and liabilities, and sales and results of the joint ventures.

	At 31.12.08	At 31.12.07
Non-current assets	365	462
Current assets	96	88

Assets	461	550

Non-current liabilities	285	294
Current liabilities	59	118

Liabilities	344	412

Net assets	117	138

	2008	2007
Income	265	232
Expenses	235	218

Profit after income tax	30	14

There are no contingent liabilities relating to the joint ventures. Commitments in Note 32 includes the gas purchase commitment made by EcoEléctrica LP in the amounts of Euros 314 million at December 31, 2008 (Euros 162 million at December 31, 2007).

Additionally, GAS NATURAL at December 31, 2008 has an interest in the assets and operations of the joint ventures broken down below, from which it obtains income and incurs expenses in proportion to its shareholding:

Name	Shareholding (%)	Operator	Activity
Spain
Boquerón	4.50	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Casablanca	9.46	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Chipirón	2.00	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Montanazo	17.06	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Murcia-Siroco	40.00	Repsol Investigaciones Petrolíferas, S.A.	Exploration
Rodaballo	4.00	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Sestao Knutsen	50.00	Repsol Gas Natural LNG. S.L.	Transport of LNG
Algeria
Gassi-Chergui	30.00	Repsol Exploración Argelia, S.A.	Exploration

Note 30. Related-parties disclosures

Related persons are as follows:

•

Significant shareholders of GAS NATURAL, i.e. those directly or indirectly owning 5% or more, and those who, though not significant, have exercised the power to appoint a member of the Board of Directors.

•

Based on the foregoing definition, GAS NATURAL’s related parties are Caixa d’Estalvis i Pensions de Barcelona (”la Caixa” Group), Repsol YPF S.A. Group, Gaz de France-Suez Group (GDF-Suez Group), Caixa d’Estalvis de Catalunya, and, until October 28, 2008, HISUSA (see Note 12).

•

Directors and executives of the company, and their immediate families. The term “director” means a member of the Board of Directors; “executive” means a member of the Management Committee of GAS NATURAL. The operations with directors and executives are disclosed in Note 31.

•	Operations between Group companies or entities for part of normal trade. The balances and transactions that are not eliminated in the consolidation process are not significant.

The main aggregates for operations with significant shareholders are as follows:

	2008
Income and expenses (Thousand Euros)	Grupo ”la Caixa”	Grupo Repsol YPF	Grupo GDF-Suez (*)	HISUSA	Caixa d’Estalvis de Catalunya
Financial expense	16,810	—	—	—	37
Leases (1)	3,174	8,460	—	—	—
Services received	—	27,005	14,667	—	—
Goods purchased (finished or in progress)	—	964,210	357,267	—	—
Other expenses (2)	12,339	8,904	665	—	304

Total expenses	32,323	1,008,579	372,599	—	341

Financial income	13,622	—	—	—	825
Leases	—	463	—	—	—
Provision of services	—	18,803	39,878	—	—
Sale of goods (finished or in progress)	—	442,202	1,143,004	—	—
Other income	2,344	2,949	—	—	—

Total income	15,966	464,417	1,182,882	—	825

	2008
Other transactions (Thousand Euros)	Grupo ”la Caixa”	Grupo Repsol YPF	Grupo GDF-Suez (*)	HISUSA	Caixa d’Estalvis de Catalunya
Acquisition of property, plant and equipment, intangible assets or other assets	—	219	—	—	—
Financing agreements: loans and capital contributions (lender) (3)	161,936	—	—	—	341

Sale of property, plant and equipment, intangible assets or other assets (4)	—	2	—	—	—
Financing agreements: loans and capital contributions (borrower) (5)	107,757	—	—	—	—

Deposits and guarantees deposits given	39,418	—	—	—	—
Deposits and guarantees deposits received	114,598	—	—	—	60,000

Dividends and other distributed profit	172,367	157,463	32,016	25,677	15,447

Other operations (6)	1,278,731	—	—	—	11,477

	2007
Income and expenses (Thousand Euros)	Grupo ”la Caixa”	Grupo Repsol YPF	Grupo GDF-Suez	HISUSA	Caixa d’Estalvis de Catalunya
Financial expense	7,991	—	—	—	215
Leases (1)	3,377	157	—	—	—
Services received	—	12,809	4,303	—	—
Goods purchased (finished or in progress)	—	846,294	95,483	—	—
Other expenses (2)	6,368	6,420	—	—	315

Total expenses	17,736	865,680	99,786	—	530

Financial income	7,812	—	—	—	2,336
Leases	—	120	—	—	—
Provision of services	—	13,426	37,416	—	—
Sale of goods (finished or in progress)	—	360,777	645,850	—	—
Other income	2,176	—	—	—	—

Total income	9,988	374,323	683,266	—	2,336

	2007
Other transactions (Thousand Euros)	Grupo ”la Caixa”	Grupo Repsol YPF	Grupo GDF-Suez	HISUSA	Caixa d’Estalvis de Catalunya
Acquisition of property, plant and equipment, intangible assets or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender) (3)	110,703	—	—	—	—

Financing agreements: loans and capital contributions (borrower) (5)	110,288	—	—	—	23,042
Finance leases (lessee)	—	—	—	—	1,472

Deposits and guarantees deposits given	39,402	—	—	—	—
Deposits and guarantees deposits received	83,605	—	—	—	60,000

Dividends and other distributed profit	145,081	135,363	14,124	22,023	13,279

Other operations (6)	794,241	—	—	—	12,380

(*)	Since July 22, 2008, this account includes the operations of the Gaz de France Group, which has been integrated into the Gaz de France-Suez Group through a merger.
(1)	The operations with the ”la Caixa” Group relate mainly to the vehicle leasing and maintenance services, recorded as operating leases in accordance with the features of the contracts.
(2)	Includes the contributions to post-employment Benefit plans, life insurance, collective insurance policies and others. A defined contribution plan has been subscribed and paid to Vida Caixa, S.A. replacing deferred remunerative commitments with management personnel (Note 14).
(3)	Includes treasury and financial investments.
(4)	As part of the joint exploration and development agreement for an integrated gassistic project in Angola a 60% interest in Gas Natural West Africa, S.L. has been sold to the Repsol YPF Group for Euros 2 thousand (Note 2).
(5)	At December 31, 2008 the credit facilities with the ”la Caixa” Group totalled Euros 232,335 thousand, of which Euros 28,428 thousand have been drawn down. Additionally, ”la Caixa” Group holds part of the participations in the syndicated loans of Euros 79,329 thousand.

At December 31, 2008 the credit facilities with the ”la Caixa” Group totalled Euros 230,571 thousand, of which Euros 80,587 thousand have been drawn down. Additionally, ”la Caixa” Group holds part of the participations in the syndicated loans of Euros 29,701 thousand. The credit facilities with Caixa d’Estalvis de Catalunya totalled Euros 30,000 thousand, of which Euros 23,042 thousand were drawn down.

(6)	At December 31, 2008 Other operations with the ”la Caixa” Group include Euros 807,141 thousand for exchange rate hedgers (Euros 403,841 thousand at December 31, 2007) and Euros 471,590 thousand for interest rate hedges (Euros 390,400 thousand at December 31, 2007). This account with Caixa d’Estalvis de Catalunya also includes Euros 11,477 thousand for interest rate hedges (Euros 12,380 thousand at December 31, 2007).

Note. 31. Information regarding members of the Board of Directors and Management Committee

Remuneration of the members of the Board of Directors

The remuneration received by the members of the Board of Directors, in Thousand Euros, breaks down as follows:

Remunerative item	2008	2007
Fixed remuneration	707	547
Variable remuneration	764	1,135
Per diems	4,167	4,169
Others	3	2

Total	5,641	5,853

Other benefits
Pension funds and plans: Contributions	151	12
Life insurance premiums	25	24

Total other benefits	176	36

Per diems includes both the amount relating to the Board of Directors of Gas Natural SDG, S.A. and its various Committees, as well as those relating to the Boards of other investee companies totalling Euros 81 thousand in 2008 (Euros 77 thousand in 2007).

The total remuneration paid to the members of the Board of Directors of Gas Natural SDG, S.A. for belonging to the Board of Directors, the Executive Committee, the Audit and Control Committee (ACC), the Appointments and Remuneration Committee (ARC), the Strategy, Investment and Competition Committee (SICC) totalled Euros 4,086 thousand (Euros 4,092 thousand in 2007) and breaks down as follows:

	Office	Board	Executive Committee	ACC	ARC	Total
Mr. Salvador Gabarró Serra	Chairman	550	550	—	—	1,100
Mr. Antonio Brufau Niubó	Vice-Chairman	127	126	—	12	265
Mr. Rafael Villaseca Marco	Chief Executive Officer	127	126	—	—	253
Mr. Juan María Nin Génova	Director	127	—	—	—	127
Mr. Enrique Alcántara-García Irazoqui	Director	127	—	—	—	127
Mr. Francisco Reynés Massanet	Director	127	126	12	—	265
Mr. Carlos Kinder Espinosa	Director	127	126	—	—	253
Mr. Enrique Locutura Rupérez	Director	127	—	—	—	127
Mr. Demetrio Carceller Arce	Director	127	126	—	—	253
Mr. Fernando Ramírez Mazarredo	Director	127	—	12	—	139
Caixa d’Estalvis de Catalunya (1)	Director	127	—	—	—	127
Mr. Carlos Losada Marrodán	Director	127	126	—	—	253
Mr. Santiago Cobo Cobo	Director	127	126	—	—	253
Mr. Emiliano López Achurra	Director	127	—	—	—	127
Mr. Miguel Valls Maseda	Director	127	—	12	12	151
Mr. Jaime Vega de Seoane Azpilicueta	Director	127	—	—	—	127
Mr. José Arcas Romeu	Director	127	—	—	12	139

		2,582	1.432	36	36	4,086

(1)	Represented by Mr. Narcís Serra i Serra

On February 23, 2007 the Board of Directors adopted a resolution to dissolve the Strategy, Investment and Competition Committee (SICC). The functions of this Committee have been taken over by the Executive Committee.

“Pension Funds and Plans: Contributions” includes the contributions to pension plans and collective insurance policies.

The Members of the Board of Directors of the Company have not received any remuneration in profit sharing or premiums and have not been granted any loans or advances. Neither have they received shares or share options during the year, nor have they exercised any options or hold any options pending execution.

The contract with the Chief Executive Officer contains a clause that establishes a severance indemnity that trebles his annual compensation in the event of certain cases of termination of the labour relationship and an indemnity of one year’s remuneration in consideration for the one-year post-contractual non-compete clause.

Operations with Directors

In respect of the scope of the information required by article 127.3.4 of the Spanish Companies Act, we have disclosed the shareholding in the capital held directly or indirectly by the Directors in companies with the same, analogous or complementary activity as that of GAS NATURAL, or in companies that meet the same characteristics in group, associates or unrelated companies:

Directors and offices in other companies with similar or complementary activities	Office in Gas Natural SDG S.A.	Number of shares and % shareholding:
		Gas Natural	Enagás	Repsol YPF	Endesa	Iberdrola
Mr. Salvador Gabarró Serra	Chairman	—	10(0.000)	—	—	10,350(0.001)
Member Board of Directors of Enagás, S.A. Vice-Chairman of ”la Caixa” Board Member of Criteria CaixaCorp, S.A.
Mr. Antonio Brufau Niubó	Vice-Chairman	32,306(0.007)	—	205,621(0.017)	—	—
Executive Chairman of Repsol YPF, S.A. Chairman of YPF, S.A.
Mr. Rafael Villaseca Marco	Chief Executive Officer	1,000(0.000)	356(0.000)	646(0.000)	859(0.000)	2,544(0.000)
Vice-Chairman of Repsol-Gas Natural LNG, S.L. Chairman of Gas Natural Aprovisionamientos SDG, S.A.
Mr. Juan María Nin Génova	Member	144(0.000)	—	242(0.000)	—	—
Member of Criteria CaixaCorp, S.A. Member of Repsol YPF, S.A.
Mr. Santiago Cobo Cobo	Member	—	—	—	—	—
Mr. Carlos Losada Marrodán (1)	Member	5,808(0.001)	—	—	—	—
Mr. Fernando Ramírez Mazarredo	Member	200(0.000)	—	200(0.000)	—	—
Economic-Financial General Director Repsol YPF, S.A.
Mr. Carlos Kinder Espinosa	Member	100(0.000)	—	—	—	—
Mr. Enrique Alcántara-García Irazoqui	Member	3,834(0.001)	—	—	—	—
Caixa d’Estalvis de Catalunya	Member	13,550,000(3.03)	—	19,868,984(1.627)	—	—
Mr. Emiliano López Achurra	Member	—	—	—	—	—
Mr. Miguel Valls Maseda	Member	2,600(0.001)	—	—	—	—
Mr. Jaime Vega de Seoane Azpilicueta	Member	—	—	—	—	—
Mr. José Arcas Romeu	Member	415(0.000)	—	—	—	2,320(0.000)
Mr. Francisco Reynés Massanet	Member	24(0.000)	—	—	—	—
General Director of Criteria CaixaCorp, S.A.
Mr. Demetrio Carceller Arce	Member	1,000(0.000)	—	—	—	—
Mr. Enrique Locutura Rupérez	Member	4,134(0.001)	—	3,719(0.000)	—	—
General Director of GNL de Repsol YPF,S.A. Chairman of Repsol—Gas Natural LNG,S.L.

Through Ms. Mercedes Cabestany de Dalmases

Remuneration of Management Committee

The total remuneration paid to the Management Committee, excluding the Chief Executive Officer, who is included in the section on the remuneration of the members of the Board of Directors, including contributions to pension plans and insurance premiums, breaks down as follows (in thousand Euros):

Remuneration	2008	2007
Fixed remuneration	2,840	2,422
Variable remuneration	1,573	2,324
Per diems	—	4
Others	45	27

Total	4,458	4,777

Other benefits
Pension funds and plans: Contributions	1,259	81
Life insurance premiums	45	27

Total other benefits	1,304	108

In 2007 the cost of the indemnities received by the members of the Management Committee who left the Company totalled Euros 4,647 thousand. There was no cost in 2008.

“Pension Funds and Plans: Contributions” includes the contributions to pension plans a collective insurance policies.

The agreements entered into with members of the Management Committee contain indemnity clauses that give the beneficiaries the right to receive, in the event of termination of the labour relationship for the following reasons:

•	unlawful or objective dismissal;

•	termination of the individual employment contracts under articles 40, 41 and 50 of the Spanish Labour Act;

•	at the Member’s decision after a change in control of the Company;

the indemnity that legally corresponds to the minimum amount of two (2) times his annual salary, and an indemnity equal to his annual Fixed Remuneration for the post-contractual non-compete clause (agreement not to engage in activities and non-solicitation pact) with a duration of two (2) years as from termination of the labour relationship.

Operations with Directors and Executives

The Directors and Executives have not carried out any operations outside ordinary trade in 2008 and 2007 or any operations that have not been undertaken under normal market conditions with the Company or Group companies.

Note 32. Contingent liabilities and commitments

Guarantees

At December 31, 2008, Gas Natural SDG, S.A. has in place third party guarantees relating to its activities totalling Euros 538 million.

On the other hand, financial guarantees have also been given totalling Euros 667 million to guarantee compliance with the obligations for the loans received by investee companies.

GAS NATURAL estimates that the unforeseeable liabilities at December 31, 2008, if any, that could arise from the guarantees given would not be significant.

Commitments

The following table presents our contractual sale and purchase commitments at December 31, 2008:

	Total	At December 31, 2008					and beyond
Purchases		2009	2010	2011	2012	2013
Obligations for operating leases (1)	407	69	58	50	51	20	159
Obligations for purchases of natural gas (2)	85,396	7,854	7,295	7,171	6,496	5,887	50,693
Obligations for the transport of natural gas (3)	1,151	111	119	116	102	98	605
Investment commitments (4)	316	200	116	—	—	—	—

Total contractual obligations	87,270	8,234	7,588	7,337	6,649	6,005	51,457

	Total	At December 31, 2008					and beyond
Sale		2009	2010	2011	2012	2013
Obligations under PPAs (5)	2,807	202	194	175	179	197	1,860
Obligations for sales of natural gas (6)	11,972	2,992	1,924	1,541	1,544	1,423	2,548

Total contractual obligations	14,779	3,194	2,118	1,716	1,723	1,620	4,408

(1)	Basically reflects the payments foreseen for operating leases for six LNG tankers for the LNG transport, which terminate in 2009-2012, and the operating costs related to the tankers lease contracts under finance leases indicated in Note 17. Also included is the rent of the “Torre del Gas” building, owned by Torre Marenostrum, S.L. for which GAS NATURAL has an operating lease without a purchase option for a period of 10 years as from March 2006, extendible at fair value for successive periods of 3 years, discretionary for GAS NATURAL but binding for Torre Marenostrum, S.L.
(2)	Basically reflects the long-term commitments to purchase natural gas under “take or pay” gas supply agreements negotiated and held for “own use” (Note 2.9.d). Normally, these agreements have a term from 20 to 25 years, a minimum quantity of gas to be purchased and price revision mechanism indexed to international natural gas prices and regulated natural gas prices in countries in which the gas is sold. The contractual commitments under these contracts have been calculated on the basis of our best estimates of natural gas prices at December 31, 2008.
(3)	Reflects the long-term commitments (from 20 to 25 years) to purchase gas transport capacity calculated on the basis of prices at December 31, 2008.
(4)	Reflects basically the commitment for payments under the turnkey contracts for the construction of the combined cycle plant in Malaga (with a 400MW capacity) and the Barcelona Harbour (with a 800 MW capacity) and the 100MW expansion of the Arrúbal plant together with investment commitments related to Upstream projects.
(5)	Reflects the commitments under the long-term agreements (from 20 to 25 years) for the power purchase agreement (PPA) in Mexico and Puerto Rico, without purchase option, which are both classified as operating leases. The commitments under these agreements have been calculated on the basis of prices at December 31, 2008.
(6)	Reflects the long term commitments for the sale of natural gas under the gas sales agreements having take or pay clauses negotiated and held for “own use” (Nota 2.9.d). They have been calculated on the basis of natural gas prices at December 31, 2008.

Litigation and arbitration

At the date of formulation of these consolidated annual accounts the main litigation and arbitration involving GAS NATURAL are as follows:

Supply agreement with Atlantic

Atlantic LNG 2/3 Trinidad and Tobago has provided us with notice of the initiation of an arbitration regarding the revision of LNG supply prices under our supply agreement with this company. The arbitration process is in its initial phase.

Supply agreement with Sonatrach

After an exchange of correspondence with Sonatrach in regards to certain differences in the interpretation of certain clauses in the supply contract, Sonatrach has filed for arbitration in order to modify the contracts, especially their pricing formula, requesting an increase in price. GAS NATURAL has opposed this suit and has filed a counter-claim to execute a decrease in price.

Gassi Touil Project

Sonatrach has instigated international arbitration proceedings in relation to the integrated Gassi Touil project, petitioning that the termination of its contract with GAS NATURAL and Repsol YPF be declared lawful. The arbitration court has established the conditions for the provisional transfer of the activities to Sonatrach as requested by the three companies, conditioning the economic consequences on the final ruling. Sonatrach, Repsol YPF and GAS NATURAL have already filed their respective claims, with Sonatrach asking for an indemnity of USD 800 million, while Repsol YPF and GAS NATURAL (participating in consortium with 60% y 40% respectively) are claiming USD 2,400 million. The final outcome of the proceedings is expected not to have a significant negative impact on these annual accounts.

Supply agreement with Iberdrola

GAS NATURAL filed an application to initiate arbitration proceedings for the divergences in the gas supply agreement with Iberdrola. Afterwards, Iberdrola announced that it would file a counter-claim. The arbitration proceedings are in the initial stages.

Arbitration with Tejas Gas de Toluca de R.L. de C.V.:

GAS NATURAL received notice of an arbitration claim filed by Tejas Gas de Toluca S. de R.L. de C.V. against Gas Natural México S.A. de C.V. and PEMEX, to which it provides transport service claiming the payment of the alleged differences according to its interpretation of the contract. The amount claimed is not fully disclosed in the claim since it refers to differences that occur from month to month, but the net accumulated amount of the claim is estimated at Pesos 121 million at December 31, 2008. The proceedings are continuing and a favourable outcome is expected.

Investment and Customer Coverage Commitments in Mexico

In compliance with the conditions of the bids for distribution permits in Toluca, Distrito Federal, Bajío and Bajío Norte, GAS NATURAL gave guarantees totalling US$ 23 million to ensure investment and customer coverage commitments, which at the date of termination of the initial period could not be met, especially in relation to customer coverage, due to force majeure, including the delay in the construction of the distribution infrastructures to be built by third parties and necessary for the gasification of certain areas in which the distribution permits are operative, as well as the difficulties in obtaining the municipal licences for the gas conduit construction. GAS NATURAL has filed the respective appeals with the Federal Courts alleging force majeure and has obtained the final suspension of the execution of the guarantees until the proceedings terminate.

Spanish Tax Claims

As a result of the various tax audits in the years 1990 to 2002, the Tax Inspectors have questioned the lawfulness of the export deduction and tax assessments have been signed in disagreement. The total updated amount at December 31, 2008 of these assessments totals Euros 201 million. The assessments have been appealed before the National High Court. GAS NATURAL estimates that the final outcome of these claims will not have a significant impact that has not been taken into consideration in these annual accounts.

Argentine Tax Claims

We are the defendant to claims by the Argentine tax authorities regarding the tax treatment of capital gains for a total of Argentine Pesos 229 million, interest included, arising from transfers of third party networks to our subsidiary in Argentina, Gas Natural BAN, S.A. between 1993 and 2001. GAS NATURAL has contested all tax claims before the competent appeals courts and expects to prevail. Thus, the National Appeals Court handed down in 2007 a ruling for the period 1993-1997 by virtue of which it voided the Ruling of the Argentine Tax Authorities (Administración Federal de Ingresos Públicos – AFIP) that claims the alleged tax payable, and also confirmed the voiding of the fines. The ruling of this Court has been appealed before the Supreme Court of Argentina.

Brazilian Tax Claims

In September 2005 the Tax Authorities of Rio de Janeiro voided the recognition permitted previously in April 2003 to offset the tax credits for the contributions on PIS and COFINS sales paid by the Compañía Distribuidora de Gás de Rio de Janeiro—CEG. The administrative court confirmed this ruling in March 2007, and, accordingly, the company immediately filed an appeal with the competent court of instance (Justicia Federal de Rio de Janeiro). Thereafter, notice was given on January 26, 2009 of a public civil suit filed against CEG for the same events. GAS NATURAL believes, together with the legal advisors of the company, that the action of the authorities is groundless, and, therefore, the probability of losing this case, which restated at December 31, 2008 totals BR 257 million, is remote.

GAS NATURAL believes that the provisions recorded in these consolidated annual accounts sufficiently cover the risks described in this Note, and, accordingly, it does not expect that liabilities in addition to those already posted will be generated.

Note 33. Audit fees

The fees accrued in 2008 to PricewaterhouseCoopers for auditing services and other services provided to the Group total Euros 2,434 thousand (Euros 1,855 thousand in 2007).

Furthermore, the fees accrued in 2008 for other services provided to the Group by other companies using the PricewaterhouseCoopers mark total Euros 828 thousand (Euros 1,310 thousand in 2007).

Note 34. Environment

Main environmental actions

During 2008 GAS NATURAL continued to adopt measures to make indispensable energy development compatible with environmental protection, and, in particular, the fight against the effects of climate changes.

This way of understanding our business has been accompanied by strict environmental control of all activities and operations: gas exploration, storage, transport, and distribution as well as electricity generation, as well as other activities at facilities and work centres.

The Group holds concessions for the extraction and production of hydrocarbons. Given the peculiar environmental characteristics of where these activities take place, strict environmental measures have been adopted.

The electricity generation of GAS NATURAL has reached a level of environmental efficiency higher than those of traditional systems. GAS NATURAL has opted for electricity generation using natural gas as its primary energy source in conjunction with the application of more efficient technologies, such as combined cycle or co-generation plants, which not only permit high yields but also minimise emissions. Additionally, it is expanding power generation from renewable energy sources through the expansion of wind energy production. At this time GAS NATURAL is one of the main combined cycle operators in the world.

GAS NATURAL has an active oversight policy covering the replacement and upgrading of pipelines, as the case may be, enabling it to properly manage and minimise methane emissions into the atmosphere. In this respect, during 2008 field tests have been planned in Brazil in order to improve and update the calculation method used to determine atmospheric methane emissions, taking into account the particularities and characteristics of the pipelines and supply pressure levels of each country where GAS NATURAL operates.

GAS NATURAL continues to promote compressed natural gas in Spain, where more than 1,600 public service vehicles are now running on this fuel, now available at 40 service stations. Cities such as Madrid, Salamanca, Burgos, Seville and Valencia, amongst others, have natural gas propelled vehicles. Through its “gnAuto” business line, the Group offers the full management of a project for the construction of a compressed natural gas supply and service station, thus ensuring maximum availability of these facilities. In 2008 in Valencia GAS NATURAL opened the first natural gas station for public use and signed agreements with various city councils and entities to study the addition of natural gas pumps at petrol stations and the use of vehicular natural gas for vehicle fleets in Spain. In June 2008 GAS NATURAL joined the Foro pro clima Madrid, an initiative to promote the use of natural gas by delivery fleets in order to promote measures to improve air quality in urban areas and contribute to the fight against climate change.

GAS NATURAL has fostered the development during 2008 of measures aimed at reducing energy consumption by educating its employees in best practices for energy saving, installing energy monitors in large buildings, and establishing systems to detect the presence and the improvement of thermal insulation. The Gas Natural intranet offers information on temperatures and energy expense in real time as well as the historical levels of each centre.

On the other hand, the constant introduction of major improvements to the control of information on waste disposal has led to knowledge, in each waste category managed, of the treatment method used for exploration, distribution, and for combined cycle plants, co-generation plants, wind farms and work centres.

The commitment of GAS NATURAL to the environment has led it to elect cleaner, more economical and efficient technologies, while studying new solutions to foster the integration of renewable energies more efficiently, highlighting, amongst others, the following initiatives:

•

The first experimental plant for the production and storage of hydrogen in Europe, as part of the decision of the GAS NATURAL to opt for clean, renewable energies. The purpose of this initiative is to study the suitability of hydrogen as a means of storing energy in gas form, taking advantage of the Sotavento Experimental Wind Farm.

•	Integration of a combustible, 200 kW, H2 battery at the head office of the Group in Barcelona.

•

First solar refrigeration plant in Europe, with double-purpose technology, which makes better use of solar energy in order to generate cold for air-conditioning systems. The objective of this project is to establish the technical, economic and environmental parameters for designing and implementing refrigeration systems through the use of solar energy in building construction, substituting electricity and reducing summer demand peaks, as well as to create a benchmark facility to demonstrate the technical viability of applications of this type to professionals, energy legislators and government administrations.

•

The SPHERA Project for basic research in obtaining hydrogen from renewable sources (bio-mass) or through CO2 free emissions procedures (thermocatalytic decarbonisation of CH4) and its use in electricity generation. This initiative, forming part of the CENIT programme of the Ministry of Industry, is aimed at fostering stable public-private cooperation in research, development and innovation (R+D+i), in areas of strategic importance for the economy, promoting the creation of national strategic consortia in technical research (CENIT).

•	Technical Guide for thermal solar facilities: development of a user-friendly, free computer tool for the calculation and sizing of solar refrigeration facilities.

The environmental commitments of GAS NATURAL not only impact the companies in the group, but their scope also reaches all the stakeholders in the company’s value chain. 75% of the Group’s main contractors and collaborating entities have already signed on to the “Best Practices for Environmental Action in the Construction of Distribution Pipelines”. Additionally, GAS NATURAL also involves its customers in the responsible use of the energy by carrying out, in collaboration with the GAS NATURAL Foundation and the Marketing Area, educational and training campaigns and conferences under the “Natural Commitment” initiative, in order to increase awareness of environmental issues. Through its website various awareness campaigns are launched along with energy efficient inter-active games, which provide advice to customers on the application of energy saving measures.

All of these environmental activities in 2008 have involved total investments of Euros 46 million, which represents investment and accumulated depreciation carried on the balance sheet of Euros 405 million and Euros 117 million, respectively.

The possible contingencies, indemnities and other environmental related risks in which the Group could incur are appropriately covered by civil liability insurance policies.

Emissions

The Council of Ministers adopted the individual assignment of green-house gas emissions rights on November 14, 2007 for the 2008-2012 period. GAS NATURAL was assigned 14.2 million tonnes of CO2, in accordance with the following table:

(tonnes of CO2, in thousands)	2008	2009	2010	2011	2012
Assigned emission rights	2,884	2,829	2,829	2,829	2,829

The consumption of emission rights in 2008 totalled 6,348 million tonnes (5,754 thousand tonnes in 2007).

GAS NATURAL made the acquisitions necessary to cover its emissions rights deficit.

GAS NATURAL has continued to make contributions to the Community Development Carbon Fund, a fund answering to the World Bank that works on projects related to the development of production processes, education and health in underprivileged countries, and to the Spanish Carbon Fund promoted by the Spanish Ministry of the Environment. Moreover, GAS NATURAL participates in the Multilateral Carbon Credit Fund.

At the end of 2008, GAS NATURAL has 8 MDL projects underway in different phases of execution and 48,000 emissions rights recognised by the United National for MDL projects (Sombrilla and Quimvale).

•

Study on the use of biogas from solid urban waste deposits. Specifically, the energy use of biogas at the approximate rate of 250,000 MWh PCI/year at the Doña Juana Dump (Bogota), the largest installation of this type in Latin America, with two million tonnes of waste dumped annually.

•

Clean Development Mechanisms Project (Proyecto de Mecanismos de Desarrollo Limpio—MDL), Sombrilla, replacing fuel oil with natural gas in furnaces, drying rooms and other facilities at 8 industrial plants in Bogota (Colombia). Quimvale MDL Project—replacing fuel oil with natural gas at the drying furnace of a calcium carbonate industrial facility in Rio de Janeiro (Brazil), and new MDL Projects in 2009 based on the implementation of co-generation systems, reduction of leakage in gas pipeline networks and the replacement of fuels with other methods that are less carbon-intensive.

Note 35. Subsequent events

On January 30, 2009 the Board of Directors resolved to call an Extraordinary General Meeting for March 10, 2009 to increase the share capital of GAS NATURAL (Note 15).

On January 30, 2009, the Board of Directors of Gas Natural SDG, S.A. adopted, under the co-optation system, and upon the proposal of Caixa d’Estalvis de Catalunya, the appointment of Mr. Narcís Serra i Serra to the Board, representing the same significant shareholder, Caixa d’Estalvis de Catalunya, to replace the legal person Board Member Caixa d’Estalvis de Catalunya.

In accordance with the provisions of Law 26/2003/17 July, we set out below the names of the new Administrators and their shareholdings in companies with the same, analogous or complementary activity as that of the Company, and the offices or functions that they undertake therein:

Administrators and offices they hold in other companies with analogous or complementary activity	Office in Gas Natural SDG S.A.	Number of shares and shareholding percentage in: Gas Natural
Mr. Narcís Serra i Serra
President of Caixa d’Estalvis de Catalunya	Member	20	(0,000)

GAS NATURAL COMPANIES

Appendix of companies of Gas Natural

					Equity
Company	Country	Activity	Consolidation Method	Total shareholding %	Capital	Reserves	2008 profit (loss)	Interim dividend
Gas Natural Aprovisionamientos SDG, S.A.	Spain	Gas supply	F.C.	100.0	0.6	14.9	194.8	—
Sagane, S.A.	Spain	Gas supply	F.C.	100.0	94.8	22.1	89.1	—
Repsol-Gas Natural LNG, S.L.	Spain	Supply and transport	P.C.	50.0	2.0	0.1	0.7	—
A.E.Hospital Universitario Trias Pujol	Spain	Cogeneration	P.C.	50.0	0.4	(0.4)	—	—
Central Térmica La Torrecilla, S.A.	Spain	Cogeneration	P.C.	50.0	1.2	(54.3)	—	—
La Energía, S.A.	Spain	Cogeneration	F.C.	100.0	10.7	1.4	1.3	—
Sociedad de Tratamiento Hornillos , S.L.	Spain	Cogeneration	F.C.	94.0	1.2	1.4	0.2	—
Sociedad de Tratamiento La Andaya, S.L.	Spain	Cogeneration	P.C.	60.0	1.1	1.8	0.2	—
Tratamiento Almazán, S.L.	Spain	Cogeneration	F.C.	90.0	2.7	(0.1)	(0.1)	—
UTE La Energía, SpA	Spain	Cogeneration	F.C.	100.0	2.0	—	0.1	—
Cetraro Distribuzione Gas SRL	Italy	Gas commercialisation	F.C.	60.0	0.1	—	—	—
Congas Servizi Consorzio Gas Acqua Servizi, S.p.A.	Italy	Gas commercialisation	F.C.	90.0	0.1	1.0	(0.1)	—
Gas Natural Commercialisation France, S.A.S.	France	Gas commercialisation	F.C.	100.0	0.0	1.4	15.3	—
Gas Natural Vendita Italia, SpA	Italy	Gas commercialisation	F.C.	100.0	2.1	5.3	0.6	—
Mecogas SRL	Italy	Gas commercialisation	F.C.	100.0	0.0	0.1	0.1	—
Natural Energy, S.A.	Argentina	Gas commercialisation	F.C.	80.4	0.2	(0.3)	1.7	—
Gas Natural Comercial SDG, S.L.	Spain	Domestic gas commercialisation	F.C.	100.0	4.5	0.6	1.5	—
Gas Natural Comercializadora, S.A.	Spain	Industrial gas and electricity commercialisation	F.C.	100.0	2.4	29.9	4.7	—
CH4 Energía S.A. de C.V.	Mexico	Gas commercialisation and transport	P.C.	35.9	0.6	1.1	1.4	—
Transnatural S.R.L. de México	Mexico	Gas commercialisation and transport	P.C.	35.9	10.4	(14.9)	(8.6)	—
Gas Natural Servicios SDG, S.A.	Spain	Commercialisation of gas, electricity and energy management	F.C.	100.0	2.9	19.6	(17.0)	—
Kromschroeder, S.A.	Spain	Meters	E.M.	42.5	0.7	10.9	0.1	—
Gas Aragón, S.A. (1)	Spain	Distribution	E.M.	35.0	5.9	44.4	10.1	(3.9)
Distribuidora Eléctrica Navasfrías, S.L.	Spain	Distribution of electricity	F.C.	100.0	0.2	(7.0)	—	—
Eléctra de Abusejo, S.L.	Spain	Distribution of electricity	F.C.	100.0	0.7	(0.1)	(0.5)	—
Gas Natural Distribución Eléctrica, S.A.	Spain	Distribution of electricity	F.C.	100.0	1.2	0.1	(0.3)	—
Agragas, S.p.A.	Italy	Gas distribution	F.C.	90.0	0.1	35.0	0.9	—
Calgas SCARL	Italy	Gas distribution	F.C.	100.0	1.7	—	—	—
Ceg Río, S.A.	Brazil	Gas distribution	F.C.	59.6	27.5	19.6	23.5	(12.4)
Comercializadora Metrogas, S.A. de CV	Mexico	Gas distribution	F.C.	71.8	128.1	(77.9)	(0.1)	—
Companhia Distribuidora de Gás do Río de Janeiro, S.A.	Brazil	Gas distribution	F.C.	54.2	164.9	53.4	44.7	(33.3)

					Equity
Company	Country	Activity	Consolidation Method	Total shareholding %	Capital	Reserves	2008 profit (loss)	Interim dividend
Gas Galicia SDG, S.A.	Spain	Gas distribution	F.C.	62.0	32.6	7.3	0.8	—
Gas Natural Andalucía, S.A.	Spain	Gas distribution	F.C.	100.0	12.4	41.4	7.5	—
Gas Natural BAN, S.A.	Argentina	Gas distribution	F.C.	50.4	214.7	(138.5)	11.1	(13.4)
Gas Natural Cantabria SDG, S.A.	Spain	Gas distribution	F.C.	90.4	3.2	28.0	3.5	—
Gas Natural Castilla La-Mancha, S.A.	Spain	Gas distribution	F.C.	95.0	26.8	17.4	3.8	—
Gas Natural Castilla y León, S.A.	Spain	Gas distribution	F.C.	90.1	6.3	78.6	21.2	—
Gas Natural Cegas, S.A.	Spain	Gas distribution	F.C.	99.7	25.4	68.1	11.7	—
Gas Natural Cundiboyacense, S.A. ESP	Colombia	Gas distribution	F.C.	45.8	1.1	9.5	4.1	—
Gas Natural de Sao Paulo Sul, S.A.	Brazil	Gas distribution	F.C.	100.0	350.7	(205.3)	22.6	(9.5)
Gas Natural del Oriente, S.A. ESP	Colombia	Gas distribution	F.C.	32.2	9.2	23.4	9.0	(9.4)
Gas Natural Distribución SDG, S.A.	Spain	Gas distribution	F.C.	100.0	101.0	1.026.7	285.0	(284.3)
Gas Natural La Coruña, S.A.	Spain	Gas distribution	F.C.	56.4	2.3	(0.7)	0.6	—
Gas Natural México, S.A. de CV	Mexico	Gas distribution	F.C.	71.8	470.7	(204.6)	16.9	—
Gas Natural Murcia SDG, S.A.	Spain	Gas distribution	F.C.	99.9	24.3	(5.8)	(4.0)	—
Gas Natural Rioja, S.A.	Spain	Gas distribution	F.C.	87.5	2.7	8.9	3.5	—
Gas Natural Transporte SDG, S.L.	Spain	Gas distribution	F.C.	100.0	14.9	44.0	8.9	(7.2)
Gas Natural Vehicular del Norte Asociación en Participación	Mexico	Gas distribution	P.C.	36.6	0.7	(0.1)	(0.1)	—
Gas Natural, S.A. ESP	Colombia	Gas distribution	F.C.	59.1	10.9	130.2	84.0	—
Gas Navarra, S.A.	Spain	Gas distribution	F.C.	90.0	3.6	27.1	7.4	—
Gasdotti Azienda Siciliana, S.p.A.	Italy	Gas distribution	F.C.	90.0	0.5	21.6	(0.1)	—
Gases de Barrancabermeja, S.A.	Colombia	Gas distribution	F.C.	32.2	1.3	1.3	0.8	—
Italmeco SRL	Italy	Gas distribution	F.C.	100.0	22.4	(1.1)	(1.2)	—
Normanna Gas, S.p.A.	Italy	Gas distribution	F.C.	90.0	0.1	29.2	0.6	—
Pitta Construzioni S.p.A.	Italy	Gas distribution	F.C.	100.0	6.0	1.3	(0.3)	—
Smedigas S.p.A.	Italy	Gas distribution	F.C.	100.0	0.6	19.6	(4.2)	—
Petroleum Oil & Gas España, S.A.	Spain	Hydrocarbon exploration	F.C.	100.0	3.9	51.5	(0.3)	—
Gas Natural Capital Markets, S.A.	Spain	Finance	F.C.	100.0	0.1	0.1	0.1	—
Gas Natural Finance, BV	Holland	Finance	F.C.	100.0	0.0	2.0	0.5	—
Gas Natural International, Ltd.	Ireland	Finance	F.C.	100.0	25.4	11.7	0.6	—
Central Anahuac, SA de CV	Mexico	Electricity generation	F.C.	100.0	254.8	(75.6)	5.6	—
Central Lomas del Real, SA de CV	Mexico	Electricity generation	F.C.	100.0	37.5	130.5	(5.2)	—
Central Saltillo S.A. de C.V.	Mexico	Electricity generation	F.C.	100.0	150.7	(43.1)	3.9	—
Central Vallehermoso SA de CV	Mexico	Electricity generation	F.C.	100.0	43.4	160.6	(2.4)	—
Compañía Mexicana de Gerencia y Operación SA de CV	Mexico	Electricity generation	F.C.	100.0	0.0	0.6	(0.1)	—
Controladora del Golfo SA de CV	Mexico	Electricity generation	F.C.	100.0	122.7	—	—	—
EcoEléctrica, L.P.	Puerto Rico	Electricity generation	P.C.	47.5	63.2	39.6	43.2	(12.1)
Electricidad Aguila de Altamira SA de CV	Mexico	Electricity generation	F.C.	100.0	159.8	(41.6)	2.7	—
Gasoducto del Río SA de CV	Mexico	Electricity generation	F.C.	100.0	2.7	6.5	2.4	—
Lantarón Energía, S.L.	Spain	Electricity generation	F.C.	100.0	—	—	—	—
Alas Capital & GN Sa	Spain	Wind farms	P.C.	40.0	0.1	—	—	—

					Equity
Company	Country	Activity	Consolidation Method	Total shareholding %	Capital	Reserves	2008 profit (loss)	Interim dividend
Aplicaciones y Proyectos energéticos, S.A.	Spain	Wind farms	F.C.	100.0	0.1	0.1	—	—
Boreas Eólica 2, S.A.	Spain	Wind farms	F.C.	90.0	2.6	4.5	3.1	—
Boreas Eólica, S.A.	Spain	Wind farms	F.C.	99.5	5.2	5.5	3.3	—
Corporación Eólica de Zaragoza, S.L	Spain	Wind farms	F.C.	68.0	2.5	0.3	1.0	—
Dawn Energy—Produção de Energia, Unipessoal Lda.	Portugal	Wind farms	F.C.	100.0	—	—	—	—
Desarrollo de Energías Renovables de la Rioja, S.A.	Spain	Wind farms	P.C.	36.3	16.5	3.1	7.3	—
Desarrollo de Energías Renovables de Navarra, S.A.	Spain	Wind farms	P.C.	50.0	9.9	28.6	14.9	(4.0)
Desarrollo de Energías Renovables, S.A.	Spain	Wind farms	F.C.	100.0	42.2	128.1	19.7	—
Energías eólicas de Fuerteventura SL	Spain	Wind farms	P.C.	50.0	—	—	—	—
Energías eólicas de Lanzarote SL	Spain	Wind farms	P.C.	50.0	—	—	—	—
Energy Way Produçao de Energía Lda	Portugal	Wind farms	F.C.	100.0	—	—	—	—
Enervent, S.A. (2)	Spain	Wind farms	E.M.	26.0	2.4	3.7	2.1	—
Explotaciones Eólicas Sierra de Utrera, S.L.	Spain	Wind farms	P.C.	50.0	2.7	2.8	5.1	—
GN Energy Canarias, S.L.	Spain	Wind farms	F.C.	100.0				—
GN Wind 2 SL	Spain	Wind farms	F.C.	100.0				—
GN Wind 3 SL	Spain	Wind farms	F.C.	100.0				—
GN Wind 4 SL	Spain	Wind farms	F.C.	100.0				—
GN Wind 5 SL	Spain	Wind farms	F.C.	100.0				—
GN Wind 6 SL	Spain	Wind farms	F.C.	100.0				—
GN Wind Canarias SL	Spain	Wind farms	F.C.	100.0				—
GN Wind, S.L.	Spain	Wind farms	F.C.	100.0				—
Los Castrios, S.A.	Spain	Wind farms	P.C.	33.1	2.2	0.3	1.5	—
Molinos de la Rioja, S.A.	Spain	Wind farms	P.C.	33.3	3.0	2.5	3.8	—
Molinos de Linares, S.A	Spain	Wind farms	P.C.	25.0	0.1	—	—	—
Molinos de Valdebezana, S.A.	Spain	Wind farms	F.C.	59.7	0.1	—	(0.1)	—
Molinos del Cidacos, SA	Spain	Wind farms	P.C.	50.0	10.3	8.5	12.9	—
Montouto 2000, S.A.	Spain	Wind farms	P.C.	49.0	6.0	1.9	3.1	—
O Novo Aquilon S.L.	Spain	Wind farms	P.C.	60.0	—	—	—	—
Parques Eólicos 2008-2012 S.L.	Spain	Wind farms	P.C.	54.0
Sistemas Energéticos La Muela, S.A. (2)	Spain	Wind farms	E.M.	20.0	3.1	3.5	2.0	—
Sistemas Energéticos Mas Garullo, S.A. (2)	Spain	Wind farms	E.M.	18.0	1.5	2.2	1.7	—
Tratamiento Cinca Medio SL	Spain	Wind farms	F.C.	80.0	2.0	—	0.3	—
Gas Natural do Brasil, S.A.	Brazil	Generation and commercialisation of electricity	F.C.	100.0	0.6	(1.6)	(0.2)	—
Gas Natural Electricidad SDG, S.A.	Spain	Generation and commercialisation of electricity	F.C.	100.0	32.8	(4.8)	(26.0)	—
UTE GNS-Dalkia Energia	Spain	Energy Management	P.C.	50.0	—	(0.2)	—	—
Gas Natural Informática, S.A.	Spain	IT	F.C.	100.0	19.9	4.3	(3.5)	—
Torre Marenostrum, S.L.	Spain	Real Estate	E.M.	45.0	5.3	14.4	(0.2)	—
Natural Servicios, S.A.	Argentina	Gas installation	F.C.	80.4	2.1	(0.9)	0.4	—
Gas Natural Exploración, S.L.	Spain	Hydrocarbon research and exploration	F.C.	100.0	26.8	(0.6)	(9.2)	—
GN West Africa SL	Spain	Hydrocarbon research and exploration	F.C.	40.0	—	—	—	—
El Andalus LNG SPA	Algeria	Liquefaction	P.C.	32.0	—	—	—	—

					Equity
Company	Country	Activity	Consolidation Method	Total shareholding %	Capital	Reserves	2008 profit (loss)	Interim dividend
Gas Natural Rigassificazione Italia, S.P.A.	Italy	Gas regasification	F.C.	100.0	7.4	—	—	—
Natural Re, S.A.	Luxembourg	Insurance	F.C.	100.0	3.2	9.1	5.1	—
Adm. de Servicios de Energía México, S.A. de CV	Mexico	Services	F.C.	71.8	—	(0.3)	—	—
Adm. y Servicios ECAP, S.A. de CV	Mexico	Services	F.C.	100.0	—	—	0.1	—
Compañía Auxiliar de Industrias Varias, S.A.	Spain	Services	F.C.	100.0	0.3	1.4	0.1	—
Energía y Confort Administración de Personal, S.A. de CV	Mexico	Services	F.C.	72.3	—	(0.2)	0.6	—
Gas Natural Servicios, S.A. de CV	Mexico	Services	F.C.	71.8	6.1	(1.0)	1.1	—
Gas Natural Serviços, S.A.	Brazil	Services	F.C.	100.0	1.9	1.2	1.2	(0.2)
Gas Natural Soluciones, S.L.	Spain	Services	F.C.	100.0	6.2	4.1	3.7	—
GNS Colombia Ltda.	Colombia	Services	F.C.	100.0	0.3	(0.1)	1.3	—
Oficina de cambios de suministrador, S.A.	Spain	Services	E.M.	20.0	—	—	—	—
Portal del Instalador, S.A.	Spain	Services	F.C.	85.0	1.3	0.1	0.2	—
Serviconfort Colombia, S.A.	Colombia	Services	F.C.	100.0	0.2	—	0.6	—
Sistemas de Administración y Servicios, S.A. de C.V.	Mexico	Services	F.C.	72.0	—	0.2	—	—
Buenergía Gas & Power, Ltd.	Cayman Is.	Holding company	F.C.	95.0	0.1	(43.4)	12.5	—
EcoEléctrica Holding, Ltd	Cayman Is.	Holding company	P.C.	47.5	63.2	19.4	—	(20.4)
EcoEléctrica Limited	Cayman Is.	Holding company	P.C.	47.5	0.6	0.2	—	(0.2)
Gas Natural Argentina SDG, S.A.	Argentina	Holding company	F.C.	72.0	105.0	(23.5)	—	—
Gas Natural Corporación Eólica, S.L.	Spain	Holding company	F.C.	100.0	5.5	5.8	3.7	—
Gas Natural Internacional SDG, S.A.	Spain	Holding company	F.C.	100.0	349.5	120.4	1.4	—
Gas Natural Italia SpA	Italy	Holding company	F.C.	100.0	0.1	0.4	0.1	—
Gas Natural Puerto Rico, Inc	Puerto Rico	Holding company	F.C.	100.0	0.8	(0.1)	(0.4)	—
Holding Gas Natural, S.A.	Spain	Holding company	F.C.	100.0	0.3	0.2	—	—
Invergás, S.A.	Argentina	Holding company	F.C.	72.0	48.9	60.5	—	—
La Propagadora del Gas, S.A.	Spain	Holding company	F.C.	100.0	0.2	1.3	0.7	—
Gas Natural Distribuzione S.p.A.	Italy	Holding company and gas distribution	F.C.	100.0	4.7	116.1	(1.4)	—
Desarrollo del Cable, S.A.	Spain	Telecommunications	F.C.	100.0	21.1	20.6	11.9	—
Europe Maghreb Pipeline, Ltd.	UK	Gas transport	F.C.	72.6	0.1	70.7	119.3	(45.0)
Metragaz, S.A.	Morocco	Gas transport	F.C.	72.3	3.4	0.9	1.0	—
Biogás Doña Juana, S.A. ESP	Colombia	Biogas treatment and use	P.C.	49.8	1.1	—	—	—

(1)	The percentage of the shareholding corresponds to the legally held shares. Additionally, there is a share re-purchase commitment for the percentages indicated in Note 17, which are also assigned to the parent Company.

Free translation of the auditor’s report on the consolidated annual accounts originally issued in Spanish. In the event of a discrepancy, the Spanish language version prevails.

AUDITOR´S REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS

To the Shareholders of Gas Natural SDG, S.A.

We have audited the consolidated annual accounts of Gas Natural SDG, S.A. (parent company) and its subsidiaries (the Group), consisting of the consolidated balance sheet as at December 31, 2007, the consolidated income statement, the consolidated statement of income and expense recognised, the consolidated cash flow statement and the related notes to the consolidated annual accounts for the year then ended, the preparation of which is the responsibility of the Directors of the parent company. Our responsibility is to express an opinion on the consolidated annual accounts taken as a whole, based on the work carried out in accordance with auditing standards generally accepted in Spain, which require the examination, on a test basis, of evidence supporting the consolidated annual accounts and an evaluation of their overall presentation, the accounting principles applied and the estimates made.

In accordance with Spanish Corporate Law, the Directors of the parent company have presented, for comparative purposes only, for each item in the consolidated balance sheet, the consolidated income statement, the consolidated statement of income and expense recognised, the consolidated cash flow statement and the related notes to the consolidated annual accounts, the corresponding amounts for the previous year as well as the amounts for 2007. Our opinion refers solely to the consolidated annual accounts for 2007. On February 26, 2007 we issued our audit report on the consolidated annual accounts for 2006, in which we expressed an unqualified opinion.

In our opinion, the accompanying consolidated annual accounts for 2007 present fairly, in all material respects, the financial position of Gas Natural SDG, S.A. and its subsidiaries as at December 31, 2007 and the consolidated results of their operations, changes in consolidated incomes and expenses recognised and consolidated cash flows for the year then ended, and contain all the information necessary for their interpretation and comprehension in accordance with International Financial Reporting Standards as adopted by the European Union, applied on a basis consistent with the preceding year.

The accompanying consolidated Directors’ Report for 2007 contains the information that the Directors of the parent company consider relevant to the Group’s position, the evolution of its business and other matters and does not form an integral part of the consolidated annual accounts. We have verified that the accounting information contained in the aforementioned consolidated Directors’ Report coincides with that of the consolidated annual accounts for 2007. Our work as auditors is limited to checking the consolidated Directors’ Report within the scope already mentioned in this paragraph and it does not include a review of information other than that obtained from the accounting records of the Gas Natural SDG, S.A. and its subsidiaries.

PricewaterhouseCoopers Auditores, S.L.

Originally signed by Manuel Valls Morató

Audit Partner

March 7, 2008

Consolidated balance sheets (Euros in millions)

	31.12.07	31.12.06
Assets
Property, plant and equipment (Note 5)	9,705	8,106
Goodwill (Note 6)	541	441
Intangible assets (Note 6)	1,095	1,188
Investments recorded using the equity method (Note 7)	38	34
Available-for-sale financial assets (Note 8)	298	368
Derivative financial instruments (Note 18)	33	20
Other non-current financial assets (Note 9)	388	138
Deferred income tax assets (Note 23)	274	255
Non current assets	12,372	10,550

Inventories (Note 10)	462	440
Trade and other receivables (Note 11)	2,367	2,130
Other current financial assets (Note 9)	54	95
Derivative financial instruments (Note 18)	11	10
Cash and cash equivalents (Note 12)	152	127
Assets held for sale	2	3
Current assets	3,048	2,805

Total assets	15,420	13,355

Equity and liabilities
Share capital (Note 13)	448	448
Fair value reserves (Note 13)	152	162
Retained earnings and other reserves (Note 13)	5,483	4,988
Cumulative translation adjustment (Note 13)	(13)	54
Capital and reserves attributable to the Company’s equity holders	6,070	5,652

Minority interests	357	344

Total equity	6,427	5,996

Deferred income (Note 14)	543	478
Provisions (Note 15)	378	367
Employee benefit obligations (Note 16)	87	78
Borrowings (Note 17)	3,029	2,510
Derivative financial instruments (Note 18)	46	82
Other long term liabilities (Note 20)	599	435
Deferred income tax liabilities	495	471
Pasivos no corrientes	5,177	4,421

Provisions (Note 15)	65	8
Borrowings (Note 17)	977	628
Derivative financial instruments (Note 18)	64	46
Other liabilities (Note 21)	390	325
Trade and other payables (Note 22)	2,150	1,848
Deferred income tax liabilities	170	83
Current liabilities	3,816	2,938

Total equity and liabilities	15,420	13,355

Notes 1 to 39 form an integral part of these consolidated annual accounts.

Consolidated income statements (Euros in millions)

	2007	2006
Sales (Note 24)	10,093	10,348
Other income (Note 25)	81	124
Procurements (Note 26)	(6,747)	(7,418)
Personnel cost (Note 27)	(308)	(277)
Depreciation and amortization expenses (Note 5 y 6)	(651)	(592)
Other operating expenses (Note 28)	(901)	(922)
Operating income	1,567	1,263

Net finance cost (Note 29)	(224)	(267)
Share of profit of associates (Note 8)	8	5
Gain on sales of non current assets (Note 30)	64	230
Income before taxes	1,415	1,231

Income tax expense (Note 23)	(359)	(302)
Net income for the period	1,056	929

Attributable to:
Minority interests	97	74
Equity holders of the Company	959	855
	1,056	929

Earnings per share attributable to the equity holders—Basic and diluted (Note 13)	2.14	1.91

Notes 1 to 39 form an integral part of these consolidated annual accounts.

Consolidated statement of income and expense recognised (Euros in millions)

	2007	2006
Net income recognised directly in equity	(79)	(229)

In fair value reserves	(10)	(152)
Available-for-sale assets	(23)	(151)
Valuation adjustments (Note 8)	51	46
Sales released to income	(80)	(230)
Tax effect (Note 23)	6	33
Cash flow hedges	13	(1)
Valuation adjustments	(62)	(82)
Transfer to income	82	80
Tax effect (Note 23)	(7)	1
In retained earnings and other reserves	1	(2)
Actuarial profit and loss (Note 16)	1	(2)
In cumulative translation adjustment	(70)	(75)
Gross cumulative translation adjustment	(75)	(86)
Tax effect	5	11
Net income for the period	1,056	929

Total income and expenses recognised for the year	977	700

Attributable to:
Minority Interests	94	56
Equity holders of the company	883	644

Notes 1 to 39 form an integral part of these consolidated annual accounts.

Consolidated cash flow statements (Euros in millions)

	2007	2006
Cash flows from operating activities
Cash generated from operations ( Note 31)	2,430	2,147
Interest paid	(222)	(308)
Provisions paid	(51)	(34)
Income tax paid	(328)	(351)
Net cash generated from operating activities	1,829	1,454

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(1,015)	(35)
Purchases of property, plant and equipment and intangible assets	(1,135)	(1,159)
Other investments	(26)	(11)
Proceeds from sale of associates and other investments	125	319
Proceeds from sale of other assets	51	39
Deferred income received	76	95
Dividends received	17	18
Interest received	18	24
Net cash used in investing activities	(1,889)	(710)

Cash flows from financing activities
Proceeds from borrowings	1,270	370
Repayment of borrowings	(540)	(821)
Dividends paid to Company’s shareholders	(439)	(376)
Dividends paid to minority interests	(82)	(75)
Variation in other liabilities	(112)	111
Net cash received from financing activities	97	(791)

Effect of exchange rates on cash and other equivalents	(12)	(27)

Cash and cash equivalents at beginning of the year	127	201
Cash and cash equivalents at end of the year	152	127
Net increase / (decrease) in cash and cash equivalents	25	(74)

Notes 1 to 39 form an integral part of these consolidated annual accounts.

Notes to the consolidated annual accounts of Gas Natural for 2007

Note 1. General information

Gas Natural SDG, S.A. is a public limited company that was incorporated in 1843. Its registered office is located in Plaça del Gas, número 1, Barcelona.

Gas Natural SDG, S.A. and its subsidiaries (hereon, GAS NATURAL) is primarily engaged in the supply, transportation, distribution and commercialization of piped natural gas, as well as the activities involving exploration and developing, supply, regassification, liquefaction and storage of natural gas, and the generation and commercialization of electricity.

GAS NATURAL operates mainly in Spain and also outside of Spain, especially in Latin America, Puerto Rico, Italy, France and Africa.

The shares of Gas Natural SDG, S.A. are listed on the four official Spanish stock exchanges are traded simultaneously on all four (“mercado continuo”), and form part of the Ibex35. The shares of Gas Natural BAN, S.A. are listed on the Buenos Aires Stock Exchange (Argentina).

The companies that make up GAS NATURAL close their fiscal year on December 31st.

The annual accounts of Gas Natural SDG, S.A. and the consolidated annual accounts of GAS NATURAL for the year ended 2007 were approved by the General Meeting of Shareholders of May 16, 2007.

The consolidated annual accounts for 2007, which have been formulated by the Board of Directors on February 29, 2008, will be submitted, as will be those of the investee companies, for approval by the respective General Meetings of Shareholders. It is expected that they will be approved without any modification.

The figures set down in these consolidated annual accounts are expressed in millions of Euros, except for the figure of earnings per share, which is expressed in Euros per shares and shares issued, which are presented in millions of shares, except when indicated otherwise.

Note 2. Summary of significant accounting policies

2.1 Basis of preparation

The accompanying consolidated annual accounts of GAS NATURAL for 2007 have been prepared in accordance with International Financial Reporting Standards adopted by the European Union (IFRS—EU), in accordance with Regulation (CE) no. 1606/2002 of the European Parliament and Council.

The consolidated annual accounts present a true and fair view of the consolidated equity and consolidated financial position of GAS NATURAL at December 31, 2007, as well as the consolidated results of its operations, the variations in the statements of income and expenses recognised and consolidated cash flows, which have occurred in GAS NATURAL in the year ended on said date.

The consolidated annual accounts for 2007 of GAS NATURAL have been prepared on the basis of the accounting records of Gas Natural SDG, S.A. and the other entities forming part of the Group. Each company prepares its annual accounts following the accounting principles and criteria of the country in which they carry out their operations, and accordingly, the adjustments and reclassifications necessary to homogenize said principles and criteria in order to adapt them to IFRS-EU have been introduced. The accounting principles of the consolidated Companies have been modified where necessary in order to assure that they are consistent with the accounting policies adopted by GAS NATURAL.

The policies set out below have been consistently applied to all the years presented.

2.2 Consolidation

a) Subsidiaries

Subsidiaries are all entities over which GAS NATURAL has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to GAS NATURAL.

Inter-company transactions, balances and unrealized gains on transactions between GAS NATURAL companies are eliminated in the consolidation process. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The interest of minority shareholders in net equity and results of the subsidiaries is presented under Minority interests in the balance sheet and under Profit attributable to minority interests in the income statement. In the case of acquisitions of minority interests, the difference between the price paid and the net book value is recognised as goodwill.

b) Joint Ventures

Joint ventures are understood as combinations in which there are contractual agreements by virtue of which two or more companies hold an interest in companies that undertake operations or hold assets in such a way that any financial or operating decision is subject to the unanimous consent of the partners.

GAS NATURAL’s interests in jointly controlled entities are accounted for by proportionate consolidation, and, accordingly, the aggregation of balances and write off thereafter are only made in proportion to the interest of GAS NATURAL.

The assets and liabilities assigned to joint ventures and the assets that are controlled jointly are carried on the consolidated Balance Sheet in accordance with their nature. The income and expenses from joint ventures are reflected in the consolidated Income Statement in accordance with their nature.

c) Associates

Associates are all entities over which GAS NATURAL has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

The investments in associates are recorded under the equity method. GAS NATURAL’s share of its associates’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in equity is recognized under reserves. Unrealised gains between GAS NATURAL and its associates are eliminated in proportion to its interest in the latter.

d) Consolidation scope

The APPENDIX includes the direct and indirect investee companies of GAS NATURAL included in the consolidation scope.

The APPENDIX includes the direct and indirect investee companies of GAS NATURAL included in the consolidation scope (see Note 32):

•

In February GAS NATURAL acquired all the share capital of Eastern España, S.A.U., a company engaged in research and exploitation of hydrocarbons and the transport, storage, treatment and sale of hydrocarbon by-products.

•	In February 24% of the shareholding in Burgalesa de Generación Eólica, S.A. was sold.

•

In June 28% of the shareholding in Invergas, S.A., Gas Natural SDG Argentina, S.A., Natural Energy, S.A. and Natural Servicios, S.A. was acquired, and, accordingly, the indirect shareholding in Gas Natural BAN, S.A. now stands at 70%.

•

In September 80% of the shareholding in Tratamiento Cinca Medio, S.L., was acquired. This company is engaged in the development, construction and exploitation of a co-generation plant that is fully consolidated.

•	In October a contribution of 51% of the share capital of Gas Natural Vehicular del Norte, Asociación en Participación, was made. This company is proportionally consolidated.

•

The following companies are now fully consolidated: Gas Natural West Africa, S.L., Gas Natural Wind Canarias, S.L., Gas Natural Wind, S.L., Gas Natural Wind 2, S.L., Gas Natural Wind 3, S.L., Gas Natural Wind 4, S.L., Gas Natural Wind 5, S.L., Gas Natural Wind 6, S.L. and Gas Natural Energy Canarias, S.L. All of these are fully owned.

•	The following companies have been proportionally consolidated: Energías Eólicas de Lanzarote, S.L. (50%), Energías Eólicas de Fuerteventura, S.L. (50%) and Alas Capital & Gas Natural, S.A. (40%).

•

On 27 December the 100% shareholding was acquired in Central de Anáhuac, S.A. de C.V, Central Lomas del Real, S.A. de C.V., Central Valle Hermoso, S.A. de C.V., Central Saltillo, S.A. de C.V., Electricidad Águila de Altamira, Gasoducto del Río, S.A. de C.V., Compañía Mexicana de Gerencia y Operación, S.A. de C.V. and Controladora del Golfo, S.A. de C.V.

•	The following gas distribution companies in Italy, which were acquired in December, have been consolidated: ITAL.ME.CO, S.R.L., Calgas, S.c.a.r.l y Mecogas, S.r.l., all are fully owned.

•	The following companies, which have been wound up, have been eliminated from the consolidation scope: Agrupación Energética C.S.U. Bellvitge, A.I.E. and Iradia Climatización, A.I.E..

On the other hand, in 2007 the following corporate operations were made with Group companies:

•	In July there was a takeover merger of Gas Natural Informática, S.A. and Portal Gas Natural, S.A.

•	In July there was a takeover merger of Gas Natural Informática, S.A. and Portal Gas Natural, S.A.

•	In December there was a takeover merger of S.C.M., S.r.L. and Nettis Gestioni, S.r.L. by Gas Natural

Distribuzione Italia, S.p.A.

The main variations in the consolidate scope in 2006 were as follows (see Note 32):

•

In March GAS NATURAL acquired all the share capital of Petroleum Oil & Gas España, S.A., a company engaged in research and exploitation of hydrocarbons and the transport, storage, treatment and sale of hydrocarbon by-products.

•

In June the Group acquired from a company consolidated by the equity method, Kromschroeder, its 38.5% shareholding in the capital of Natural Energy, S.A., and, accordingly, the Group’s interest in this company now stands at 72%.

•	In July the Group acquired an additional shareholding of 40.0% in the share capital of UTE La Energia-SPA, and now holds 100% of its share capital.

•

The Group’s consolidation scope now includes the fully consolidated companies Lantarón Energia, S.L. and Gas Natural Comercial SDG, S.L., and the company proportionally consolidated under the equity method, El Andalus LNG, SPA., all of which were incorporated during 2006. GAS NATURAL holds all the share capital of the first two and 32% of the latter.

•	In November GAS NATURAL sold 10% of its shareholding in Gas Natural Álava, S.A.

On the other hand, in 2006 the following operations were carried out as part of the restructuring process of the Italian shareholdings:

•	Nettis Impianti S.p.A. (now has the registered name) of Gas Distribuzione S.p.A. and Gas Natural Servizi e Logistica S.p.A. now has the registered name of Gas Natural Italia, S.p.A.

•	In July Gas Natural Vendita Italia, S.p.A. carried out a takeover merger of Nettis Gas Plus S.p.A. and S.C.M. Gas Plus S.p.A.

2.3 Foreign currency translation

Items included in the financial statements of each of GAS NATURAL’s entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The consolidated financial statements are presented in Euros, which is the GAS NATURAL functional and presentational currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

The results and financial position of all GAS NATURAL entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentational currency are translated into the presentational currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at monthly average exchange rates; and

•	all resulting exchange differences are recognized as a separate component of equity (cumulative translation adjustment).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

The exchange rates against the Euro of the main currencies of the companies in the GAS NATURAL at December 31, 2007 and 2006 have been:

	December 31, 2007		December 31, 2006
	Closing Rate	Average Accumulated Rate	Closing Rate	Average Accumulated Rate
USD	1.472	1.370	1.317	1.255
Argentinean Peso	4.606	4.244	4.006	3.833
Brazilian Real	2.608	2.664	2.816	2.729
Mexican Peso	16.052	14.973	14.223	13.797
Colombian Peso	2,965.93	2,842.33	2,948.38	2,962.95

2.4 Segment reporting

A business segment (primary segment of GAS NATURAL) is a group of assets and operations that engage in providing products or services that are subject to risks and returns that are different from those of other business segments.

A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

2.5 Property, plant and equipment

a) Cost

All property, plant and equipment are presented at cost of acquisition or production.

The financial cost for the technical installation projects that take longer than one year to complete, until the asset is ready to be brought into use, form part of property, plant and equipment.

Costs of improvements are capitalized only when they represent an increase in capacity, productivity or an extension of their useful life.

Major maintenance expenditures (overhauls) are capitalized and depreciated over the estimated useful life of the asset (generally 1.5 to 6 years) while minor maintenance is expensed as incurred.

Own work capitalised under Property, plant and equipment relates to the direct cost of production.

The non-extractable gas necessary as a cushion for the exploitation of the underground storage units of natural gas is recorded as Property, plant and equipment (“cushion gas”), and depreciated over the useful life of the underground storage unit.

Expenses arising from actions designed to protect and improve the environment are expensed in the year they are incurred. They are capitalised when they represent asset additions to Property, plant and equipment, and when allocated to minimise environmental impact and protect and improve the environment.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

b) Depreciation

Assets are depreciated using the straight-line method, over their estimated useful life or, if lower, over the time of the concession agreement (see Note 6). Estimated useful lives are as follows:

Years of estimated useful life
Buildings	33-50
Cryogenic LNG transport gas tankers	25-30
Technical installations (pipeline network and transport)	20-40
Technical installations (combined cycle gas turbine: CCGT)	25
Technical installations (wind farms)	20
Other technical installations and machinery	8-20
Tooling and equipment	3
Furniture and fittings	10
Computer equipment	4
Vehicles	6

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount, i.e., when the asset is no longer useful such as due to a rerouting of the distribution pipeline (see Note 2.7).

c) Exploration operations and production of hydrocarbons

GAS NATURAL records exploration and hydrocarbon production operations using the “successful-effort” method, which treatment is as follows:

•	Explorations costs.

Exploration costs (geology and geo-physical expenses, costs relating to the maintenance of unproven reserves and other costs related to exploration activity), excluding drilling costs, are expensed when incurred.

Drilling costs are capitalised depending on the determination as to whether proven reserves have been found to justify their commercial exploitation. If proven reserves are not found, the drilling costs initially capitalised are expensed. However, if, as a result of the exploration probes proven reserves are found, the costs are transferred to Investments in areas with reserves.

•	Investments in areas with reserves.

The costs arising from the acquisition of new interests in areas with reserves, the cost of development incurred in order to extract the proven reserves and for the treatment and storage of gas, as well as the current estimated value of the shut down costs, are capitalised and depreciated throughout the estimated commercial life of the deposit based on the relationship between production for the year and the proven reserves at the beginning of the depreciation period.

At the year end, or provided that there is an indication that there may be asset impairment, the recoverable value is compared to their carrying value.

2.6 Intangible assets

a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of GAS NATURAL’s share of the net identifiable assets of the acquired subsidiary, joint ventures or associates acquired, at the date of acquisition. Goodwill on acquisitions of subsidiaries or joint ventures is included in Intangible assets while goodwill related to acquisitions of associates is carried under Investments recorded using the equity method.

Goodwill derived from acquisitions carried out before January 1, 2004 is recorded at the amount recognized as such in the December 31, 2003 consolidated financial statements prepared using Spanish GAAP.

Goodwill is not amortised but tested annually for impairment and carried at cost less accumulated impairment losses.

b) Concessions and other rights to use

Administrative concessions and other rights to use refer to administrative authorization for the distribution of natural gas. They are valued at acquisition cost, if acquired directly from the government or a public body, or at the discounted cash flows to be obtained from the related concession if they have been acquired as part of a business combination.

Administrative concessions and other rights to use are amortized on a straight-line basis over the length of the concession, except in the case of the Maghreb-Europe pipeline, where the annual amortization charge is based on the volume of gas transported over the life of the right to use.

c) Computer software applications

Cost associated with the production of computer software programs that are likely to generate economic profits greater than the costs related to their production are recognized as intangible assets. The direct costs include the cost of the staff that has developed the computer programs.

Computer software development costs recognized as assets are amortised on a straight-line basis over four years as from the time the assets are brought into use.

d) Research costs

Research activities are expensed as incurred.

e) Other intangible assets

Other intangible assets mainly include the following:

•

The cost of acquisition of the exclusive regassification rights at the installations of EcoEléctrica L.P., Ltd. in Puerto Rico, which are amortised on a straight-line basis until the end of their term (2025).

•

The projects in development for new wind farms that have still not been brought into use and acquired in the business combination of 2005 of Dersa, which will be amortized on a straight-line basis over their useful lives (20 years).

•

The emission rights received for no consideration are stated at their nominal value while those acquired are stated at their acquisition cost. In the event that GAS NATURAL does not have enough rights to meet its emission quotas, the deficit is recorded under provisions and valued at the cost of acquisition for the rights purchased and at fair value for the rights pending purchase on the date the financial statements are filed.

There are not intangible assets with indefinite useful life other than goodwill.

2.7 Impairment of assets

Assets are tested for impairment, provided that an event or change in circumstances indicates that their carrying amount may not be recoverable. Goodwill impairment is also reviewed annually. Thus, the assets and goodwill are assigned to Cash Generating Units (CGU). Each CGU represents the investment of GAS NATURAL in each business segment in each country in which it operates.

An impairment loss is recognized through profit and loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGU). When valuating value in use, the estimated future cash flows are calculated at their current value.

The calculation of recoverable value uses cash flow projections based on approved budgets that cover a period of five years based on past results and market forecasts. The most sensitive aspects that are included in the projections used in all the CGUs are purchase and sale prices of gas and/or electricity, inflation, staff costs and investments. The cash flows generated after the five-year period are extrapolated using the estimated growth rates from 0.0% to 1.0%. The growth rates do not exceed the average long-term growth rate for the business in which the CGU operates. The discount rates are determined on the basis of market data and in 2007 fluctuate between 5% and 15% for the CGUs.

2.8 Financial assets and liabilities

Investments

Purchases and sales of investments are recognized on trade-date, which is the date on which GAS NATURAL commits to purchase or sell the asset, and are classified under the following categories:

a) Financial assets at fair value through profit and loss

These are assets acquired for short-term sale. Derivatives form part of this category unless they are designated as hedges.

b) Held-to-maturity financial assets

These are non-derivative financial assets with fixed or determinable pay outs and fixed maturity which the Group plans to and can hold until maturity.

c) Loans and accounts receivable

These are non-derivative financial assets, with fixed or determinable pay outs, that are not listed on an active market, and for which there is no plan to trade in the short-term. They are included in current assets, except those maturing after twelve months as from the balance sheet date that are classified as non-current assets.

They are initially recorded at their fair value and then at their amortised cost using the effective interest method.

A provision is set up for impairment of receivables when there is objective proof that all the outstanding amounts will not be paid. The provision is the difference between the carrying value of the asset and the present value of the estimated future cash flows discounted at the effective interest rate.

d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category. They are initially recognized at fair value.

Unrealized gains and losses arising from changes in fair value are recognized in equity. When these assets are sold or impaired, the accumulated adjustments to the reserve due to valuation adjustments are included in the income statement as profit and losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), GAS NATURAL establishes fair value by using valuation techniques. These techniques include the use of recent arm’s length transactions between well informed related parties, referring to other instruments that are substantially the same and discounted cash flow. In cases in which none of the techniques mentioned above can be used to set the fair value, the investments are recorded at cost less impairment, as the case may be.

Cash and cash equivalents

Cash and cash equivalents include cash at hand, time deposits with financial entities and other short-term investments noted for their great liquidity with an original maturity no longer than three months as from the acquisition date.

Borrowings

Borrowings are initially recognised at their fair value, net of the transactions costs that they may have incurred. Any difference between the amount received and the repayment value is recognised in the income statement during the period of repayment using the effective interest method.

Borrowings are classified as current liabilities unless they mature in more than twelve months as from the balance sheet date, or include tacit one-year prorogation clauses that can be exercised by GAS NATURAL.

Trade and other payables

Trade and other payables are financial liabilities that fall due in less than twelve months that are stated at their fair value do not accrue explicit interest. They are accounted for at their nominal value.

2.9 Accounting for derivative financial instruments and hedging activities

Financial derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

GAS NATURAL documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective.

A hedge is considered to be highly effective when the changes in the fair value or the cash flows of the items hedged are offset by the change in the fair value or cash flows of the hedging instrument, with an effectiveness ranging from 80% to 125%.

a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

b) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement.

Amounts accumulated in net equity are reclassified to the income statement in the periods when the hedged item will affect profit or loss.

c) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement.

The market value of the different financial instruments is calculated using the following procedures:

•	Derivatives listed on an official market are calculated on the basis of their year end quotation.

•	Derivatives that are not traded on official markets are calculated on the basis of the discounting of cash flows based on year end market conditions.

The embedded derivatives in other financial instruments or another type of contract are booked separately as derivatives only when their economic characteristics and tacit risks are not closely related to the instruments in which they are embedded and when the whole is not being booked at fair value.

2.10 Inventories

Inventories are stated at lower of cost and net realizable value. Cost is determined using weighted average cost.

Inventories costs include the cost of raw materials and those that are directly attributable to the acquisition and/or production, including the costs of transporting inventories to the current location.

Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.11 Held-for-sale assets

GAS NATURAL classifies as held-for-sale assets those assets for which at the year end active initiatives have been initiated for their sale, which is estimated to take place within the next twelve months.

2.12 Share capital

Share capital is made up exclusively of ordinary shares.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds, net of tax.

Dividends on ordinary shares are recognized as a deduction from equity in the year they are approved.

2.13 Deferred Income

GAS NATURAL receives compensation for amounts paid for the construction or acquisition of certain plant.

Deferred income relates primarily to:

•	Capital grants for assets stated at the amount granted.

•	Income in consideration for new connections and branch lines.

•	Income from the extension of the pipeline network that will be financed by third parties.

Deferred income is recognised in results systematically on the basis of the useful life of the corresponding asset, thus offsetting the depreciation expense.

When the corresponding asset is replaced, the deferred income from the extension of the pipeline network financed by third parties is expensed at the carrying value of the assets replaced. The remaining amount of the deferred income is taken to profit and loss systematically over the useful life of the respective asset.

2.14 Provisions

Provisions are recognized when GAS NATURAL has a present legal or constructive obligation as a result of past events; it is more likely that an outflow of resources will be required to settle the obligation than otherwise; and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are recorded when the inevitable costs of settling obligations required under a contract for valuable consideration exceed the expected profit to be generated by them.

Provisions are measured at the present value of the Group’s best estimate of expenditure required to settle the present obligation at the balance sheet date.

When it is expected that part of the disbursement needed to settle the provision is paid by a third party, the payment is recognised as a separate asset, provided that its receipt is practically assured.

2.15 Employee benefit obligations

a) Pension obligations

GAS NATURAL has several defined contribution pension schemes and externally insured benefit schemes for death and disability for certain groups of employees that are constituted under current legislation in this area, covering the commitments acquired by the Company with the current personnel involved. GAS NATURAL recognises certain past-service costs fully disbursed and is committed to making contributions based on a percentage of the computable salary corresponding to each employee group.

The annual contributions to cover the commitments accrued by the entity for these schemes are recorded against profit and loss each year.

For certain groups of employees there are commitments for defined benefit schemes in relation to the payment of supplements on retirement, death and disability pensions, in accordance with the benefits agreed by the entity, which have been transferred out of the company in the case of Spain through the form of single premium insurance policies under Royal Decree 1588/1999 of October 15, which adopted the Regulations on the instrumentation of pension commitments.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

GAS NATURAL has availed itself of the possibility of fully recognising the actuarial gains and losses arising from changes in actuarial assumptions or from differences between the assumptions and the reality in the period in which they occur, directly in equity under “Retained earnings and other reserves”.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

b) Other post-employment benefit obligations

Some of GAS NATURAL’s companies provide post-retirement benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that used for defined benefit pension plans. Actuarial gains and losses arising from changes in actuarial assumptions, are charged or credited to income “Retained earnings and other reserves”.

c) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. GAS NATURAL recognizes terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits.

2.16 Leases

Leases where GAS NATURAL (the lessee) substantially bears all the risks and rewards of ownership are classified as finance leases. Finance leases are recognized at the lease’s inception at the lower of the fair value of the leased property and the present value of the lease payments, including the purchase option. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term liabilities except for those falling due more than twelve months. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

2.17 Income tax

Corporate income tax expense includes the deferred tax expense, the current tax expense, which is the amount payable (or refundable) on the tax profit for the year and depreciation allowances net of provisions.

Deferred tax are recorded by comparing the temporary differences that arise between the taxable income on assets and liabilities and their respective accounting figures in the consolidated annual accounts used the tax rates that are expected to be in force when the assets and liabilities are realised. No deferred tax liabilities are recognised for profits not distributed from the subsidiaries when GAS NATURAL can control the reversal of the timing differences and it is likely that they will not reverse in the foreseeable future.

Deferred tax arising from direct charges or credits to equity accounts are also charged or credited to equity.

Deferred income tax assets are recorded only when there are no doubts as to their future recoverability through the future tax profits that can be used to offset timing differences.

2.18 Revenue recognition

Sales are recognized when products are delivered to and have been accepted by the client, even if it has not been invoiced, or if applicable, services are rendered, and it is probable that the economic benefits associated with the transaction will flow to the entity. Sales for the year include the estimate of the energy supplied and pending to be invoiced.

Sales are stated net of tax and discounts and the transactions between companies in the GAS NATURAL Group are eliminated.

Note 3 describes the basic features of the applicable regulations by sector.

The legal framework on the regulated activities in the gas industry of Spain, regulates the payment procedure to be applied among entities of the gas industry for the redistribution of the amounts received from tolls, levies and tariffs net of quotas for specific destinations, costs of acquisition of gas and remuneration of the bundled tariff activity, so that each company will finally collect the amounts based on its regulated activities.

The remuneration of the distribution activity is calculated on the basis of the revision of last year’s remuneration, the average increase of the consumers and related energy prices, as set down by the Ministerial Order and adjusted using real data.

The remuneration of the bundled tariff is calculated using the variables and rates of the formula set down in the Ministerial Order that establishes remuneration for the year, bearing in mind the energy supplied.

The Ministerial Order of October 28, 2002, which regulates the settlement procedures for the deviations arising from the application of the settlement procedure between final net settlement income and the remuneration accredited each year, will be taken into account in the calculation of the tariffs, tolls and levies for the following years. At the date of formulation of these consolidated annual accounts, no final settlements have been published for 2003 to 2007, but the provisional deviations for these years have considered in order to calculate the tariffs, tolls and levies for 2004 to 2008. No final settlements are expected to give rise to significant differences in respect of the estimates made.

Income includes the amount of both regulated sales and sales in the de-regulated market, since both the bundled tariff distributor and the free-market seller are considered principal agents and not commission agents for the supplies delivered.

Exchange of gas with a different value, or which bear a cost, and which give rise to differences, are included as part of sales.

The purchase or sale contracts of non-financial assets that are executed and remain in force in order to receive or deliver these assets in accordance with the uses expected by the entity are recorded in accordance with the terms of the contracts.

The sales of electricity based on the Electricity Production Market Regulations that comply with the Electricity Industry Act, Law 54/1997 of November 27, were recorded according to actual consumption.

GAS NATURAL has “power purchase agreements (PPA)” contracts for the cession of electricity and the purchase-sale of energy for its combined cycle plants in Mexico and Puerto Rico. Under these contracts, GAS NATURAL obtains fixed revenues for capacity and operations of the combined cycle plants during the term of the contract. These fixed revenues are recognised on a straight-line basis over each year of the contract term, irrespective of the invoicing schedule agreed.

Interest income is recognized on a time-proportion basis using the effective interest method.

Dividends are recognized as income when GAS NATURAL’s right to receive payment is established.

2.19 Statement of cash flows

The consolidated statements of cash flows have been prepared using the indirect method and contain the use of the following expressions and their respective meanings:

a)	operating activities: activities that constitute ordinary Group revenues, as well as other activities that cannot be qualified as investment or financing.

b)	investment activities: acquisition, sale or disposal by other means of assets in the long-term and other investments not included in cash and cash equivalents.

c)	financing activities: activities that generate changes in the size and composition of net equity and liabilities that do not form part of operating activities.

2.20 New accounting standards IFRS-EU and IFRIC interpretations

Certain new accounting standards (IFRS-EU) and IFRIC interpretations have been adopted and promulgated that are mandatory for accounting periods beginning on or after January 1, 2007 and have been adopted by GAS NATURAL:

a)	IAS 1 (Modification August 2005), “Presentation of financial statements—Capital disclosures”;

b)	IFRS 7, “Financial instruments: Disclosures”;

c)	IFRIC 7, “Applying the restatement approach under IAS 29, Financial reporting in hyper-inflationary economies”;

d)	IFRIC 8, “Scope of IFRS 2—Share-based payments”;

e)	IFRIC 9, “Re-assessment of embedded derivatives”;

f)	IFRIC 10, “Interim financial reporting and impairment”.

The adoption of these standards has not had a significant impact on these consolidated financial statements.

GAS NATURAL has chosen not to make early application of IFRS 8, “Operating segments”, which replaces IAS 14 and stipulates that the segment reporting must be based on internal management information.

On the basis of the analysis at the new accounting standards and interpretations to be applied in the years beginning January 1, 2008 or thereafter, GAS NATURAL does not expect that they will have a significant effect on the consolidated financial statements.

2.21 Significant accounting estimates and judgments

The preparation of consolidated financial statements requires the formulation of estimates and judgments. The actual results could be different from the estimates and judgments used. The valuation standards that require a large number of estimates are set out below:

a) Provisions

In general, liabilities are recorded when it is probable that a liability or obligation will give rise to an indemnity or payment. GAS NATURAL evaluates and makes an estimate of the amounts to be settled in the future, including additional amounts relating to income tax, contractual obligations, the settlement of outstanding litigation, and other liabilities. These estimates are subject to the interpretation of current events and circumstances, projections of future events and estimates of their financial effects.

b) Calculation of income tax and deferred income tax assets

The calculation of the income tax expense requires interpretations of tax legislation in the jurisdictions in which GAS NATURAL operates. The determination of expected outcomes of outstanding disputes and litigation requires the preparation of significant estimates and judgment by GAS NATURAL.

GAS NATURAL evaluates the recoverability of the deferred income tax assets based on estimates of future taxable income. The recoverability of the deferred tax assets depends ultimately on the capacity of GAS NATURAL to generate sufficient tax profits during the periods in which these deferred taxes are deductible.

c) Revenue recognition

Revenue from energy sales is recognized when the goods are delivered to the customer based on periodical meter readings and include the estimated accrual of the value of the goods consumed as from the date of the meter reading until the close of the period. Estimated daily consumption is based on historical customer profiles taking into account seasonal adjustments and other factors than can be measured and may affect consumption.

Historically, no material adjustments relating to the amounts recorded as uninvoiced revenues have been made and none are expected in the future.

d) Goodwill

Goodwill is subject to impairment tests annually.

The estimated recoverable value of the cash generating units applied to impairment testing has been determined on the basis of the discount cash flows prepared in accordance with the business plan adopted by GAS NATURAL. The discount rate used is the average weighted cost of capital.

e) Pension commitments

The calculation of the expense for pension and other post-employment benefits, requires the use of different hypotheses, such as the long-term yield of the assets in the plan and the discount rate used, and the social security coverage assumptions.

The future changes in the yields of the plan, the discount rates used and other factors related to the unit holders of the pension plans and post-employment benefits will have an impact on future pension expenses and liabilities.

Note 3. Regulatory framework

a) Regulation of the natural gas industry in Spain

The regulation of the natural gas industry in Spain is set down in the Hydrocarbons Act, Law 34/1998 of October 7.

This Act, in its original wording, introduced the de-regulation of the natural gas market in line with the European Directive 98/30/EC, regulating the legal regime for the acquisition, liquefaction, regassification, transport, storage, distribution and commercialisation of combustible gas by pipeline.

Different legal provisions after the coming into force of Law 34/1998 sped up the de-regulation process, of special note being Decree Law 6/2000, of June 23, which:

•	Designated Enagás, S.A. as Technical Manager of the System.

•	Limited to 35% the shareholding of the same legal or natural person in Enagás, S.A.

•

Established a temporary cession to third parties of the contract for natural gas from Algeria and supplied through the Maghreb—Europe pipeline. It also stipulates that as from January 1, 2004 the natural gas in this contract must be applied preferentially to the regulated rate supply.

•

Set January 1, 2003 as the date as from which no subject or subjects pertaining to the same group of companies that operate in the natural gas industry, may contribute, as a whole, natural gas for its consumption in Spain in an amount greater than 70% of national consumption. For the purposes of calculating this percentage self-consumption is not taken into account.

•	Established a new remunerative regime of rates, tolls and levies and settlements.

Royal Decree 949/2001 regulated access of third parties to the gassistic installations and established the criteria for setting the integrated economic framework of the industry, both for the determination of remuneration and the setting of rates and tolls, as well as for the settlement process. The criteria of reference for the remuneration of system activities are as follows:

•

To assure the recovery of the investments made by the titleholders in the period of the useful life of the same. Thus, annual remuneration includes the amortisation of the recognised cost of investment.

•	To permit reasonable profitability on the investments.

•	To determine the system for remunerating the operating costs in order to encourage effective management and improvements in productivity that must be passed on to the users and consumers.

Furthermore, it defines the system regulating access of third parties to the pipeline network: the subjects with access rights, how to apply for access, the periods of access, causes of rejection of access, and the rights and obligations of each subject in relation to the system.

Both for the rates and tolls a structure is set up based on supply pressure levels and customer consumption levels.

The economic framework is based on the collection of remuneration set down for each activity in the system through the application of rates, canons and levies. Given that each agent does not collect its recognised remuneration, a settlement procedure is required that reassigns the income in the system. This settlement procedure was finally set down in Order 2692/2002 issued by the Ministry of the Economy on October 28, 2002. The agent in charge of carrying out these settlements is the National Energy Commission.

Royal Decree 1434/2002 of December 27 regulated the transport, distribution, commercialisation, supply and installation authorisation procedures for natural gas, as well as the relations between gas companies and consumers both in the regulated and de-regulated market. Furthermore, it establishes the procedures for residential customer access to the free market as well as the changes in intermediaries, making it possible, as from January 1, 2003, for any consumer to choose their supplier. Finally, it regulates the applicable legal regime for the connections as well as the revenues to be received for them.

Royal Decree 1716/2004 of July 23, which regulates the obligation to maintain minimum security inventories and the diversification of natural gas supply, establishes the obligation to maintain certain minimum security inventories equal to 35 days of firm sales for transporters, intermediaries, and qualifying consumers that make use of their access right. This legislation has been modified by Royal Decree 1766/2007, which establishes the minimum inventories at 20 days of sales or consumption to which the parties are firmly bound.

Royal Decree 942/2005 of July 29, which modified certain provisions on hydrocarbon issues, expedited the regime from the shift of customers to the free market customers and regulated the related non regulated activities of distributors.

Royal Decree 919/2006 of July 28, adopted the technical regulations for the distribution and use of gas fuels which, amongst other changes, eliminated the four-year inspection-revision, replacing with a five-yearly inspection that must be undertaken by the distributor companies and paid for by the customer, and introduced a new regulation for the approval of the installers and installing companies and imposed upon the suppliers, and no longer on the distributors, the obligation to submit the emergency reports in the event of an accident to the competent administration.

Law 12/2007 of July 2, which modifies Law 34/1998, completed the de-regulation initiated in 1998 and transposes to Spanish legislation Directive 2003/55/CE of June 2003, 26, which revoked Directive 98/30/CE. The main aspects of the current legal regime in force, after the promulgation of this Law, are as follows:

•

As from 1 July 2008 natural gas is supplied exclusively by the commercialisers; the bundled tariff disappears, which to date was done by the distributors, and the right recognition is granted to the consumer who does not surpass a certain consumption threshold (3 Gwh, which will fall to 1 Gwh in 2010), to be supplied at a maximum price that is called the final-recourse rate.

•	Guarantees regulated access to the network to commercialisers and direct consumers in the market, de-coupling ownership from the use of the gassistic infrastructures.

•

Force the legal and functional separation between free and regulated activities and the accounting separation of the regulated activities in order to avoid cross subsidies and to increase the transparency in the calculation of rates, tolls and levies.

•	Creates the Bureau for Change of Supplier, which will be responsible for the supervision of the changes in supplier under the principles of transparency, objectivity and independence.

•

Limits the shareholding in Enagás, S.A. to a maximum of five percent of its capital, the exercising of voting rights to three percent in general and to one percent in the case of persons involved in gassistic activities, and, in any case, the sum of the interest of shareholders undertaking activities in the gas industry cannot exceed forty percent.

•	Law 12/2007 increases the functions of the National Energy Commission, which took over from the former National Electricity System Commission.

•	Imposes the diversification of supply in order to increase the security of gas provisions.

•	Suppresses the qualification of activities in the gas sector as being a public service.

•

The undertaking of distribution activity is based on a system of administrative authorizations that grant exclusivity to the distributor for their zones and preference in obtaining the authorizations for bordering zones.

Royal Decree 1068/2007 regulates the start up of the last-resort supply in the natural gas sector and designates the last-resort commercialisers. Order ITC 2309/2007 establishes the mechanism for the transfer of customers from the bundled tariff market to the last-resort supply of natural gas and Order 3861/2007 establishes the last-resort rate for 2008 and contemplates the organisation of an auction for the acquisition of the percentage of gas to be supplied to the same to be determined.

Order 3862/2007 establishes the mechanism for assigning the underground storage capacity for natural gas and creates a capacity market, while modifying the Order on the transfer of customers in relation to the designation of the last-resort commercilising company for Extremadura.

Order 3863/2007 establishes the tolls and levies for access by third parties to gassistic installations for 2008 and updates certain aspects of the remuneration of regulated activities in the gas sector.

b) Regulation of the natural gas industry in Latin America

In Brazil, Colombia and Mexico there are stable regulatory and pricing frameworks that set down the procedures and processes needed for periodical rate and distribution margin reviews. The rate review is carried out every five years through the filing of the respective rate reports with the regulators.

In Mexico, the market is totally de-regulated except for the domestic production of gas. PEMEX is the dominant operator. Brazil also has a de-regulated market, although Petrobras has a significantly dominating position. In Colombia the authorities have set a limit to the participation in the gas distribution business at a maximum of 30% of the users in the country as from 2015. Likewise, it has set a limit for the commercialisation of natural gas to end users up to a maximum of 25% of the market (excluding thermal power stations, petro-chemical installations and own use). Moreover, the transport companies cannot directly undertake any production, commercialisation or distribution activity (and vice-versa). The shareholding of transport companies in production, commercialisation or distribution of gas cannot surpass 25% (and vice-versa).

In Argentina, as a result of the 2001 economic crisis, there was a freezing and Pesoisation of rates. There is now an agreement, which involves updating rates and setting the basis for a stable payment system to distributors that is based, as in other countries, on the appropriate retribution of the assets.

The government adopted a decree on rate revision in order to establish a stable distributor remuneration system based, as in other countries, on a proper remuneration of assets and on April 9, 2007 the national gas regulator (Ente Nacional Regulador del Gas—ENARGAS) published the rate tables for implementing the agreement.

In 2004 the pricing cases of the Companhía Distribuidora de Gas do Rio de Janeiro, S.A. (Ceg, S.A.) in Brazil; Gas Natural, S.A. ESP, Gases de Barrancabermeja, S.A. ESP, and Gas Natural de Oriente, S.A. ESP in Colombia; and Comercializadora de Metrogas, S.A. de C.V. in Mexico, have been resolved favourably. In the first half of 2005 the pricing cases of Ceg Rio, S.A. and Gas Natural Sao Paulo Sul, S.A. in Brazil were resolved.

c) Regulation of the natural gas industry in Italy

Since 2004 the gas industry in Italy has been fully de-regulated, except in Sicily, which was declared an emerging development zone and where protection was established allowing free competition only in those municipalities with more than 10,000 supply points. As from January 2006 the gas market in all municipalities with more than 5,000 points was deregulated. As a result, in January 2006 the gas market is de-regulated in Sicily for all cities with more than 5,000 supply points. There is also an obligatory legal separation of the operators from the transport system, as well as certain limits to the maximum supply and commercialisation percentages in order to boost competition and the entrance of new operators.

d) Regulation of the electricity industry in Spain

The regulation of the electrical industry in Spain is established under the Electrical Industry Act, Law 54/1997 of November 27.

In respect of electricity generating activity, the law recognizes the right to the free installations of electricity power plants and establishes guiding plans in order to facilitate decision-making on investments by companies. The economic optimization of the production system is based on free competition of the market agents, within the framework of an organised wholesale market for electricity production.

The remuneration of the non-regulated generation activity is based on electricity production market prices. Law 17/2007 of July 4, has replaced the payment for power guarantees with a system of capacity-based payments for medium and long-term services. Additionally, until Decree Law 7/2006, the right of the generator is recognised to receive income to offset the so-called Transition to Free Market Costs that were established when the electricity industry was deregulated.

The generation facilities under the special regime received new regulation through Royal Decree 661/2007 of May 25, which regulate the electricity production under the special regime that was revoked by Royal Decree 436/2004 of March 12. It established a new legal and economic regime for these installations, as well as a transitional economic regime for certain installations. Royal Decree 616/2007 of May 11, on the fostering of co-generation that transposed European Directive 2004/8/CE was also adopted.

As for the transport and distribution activities, these are considered natural monopolies, but the pipeline networks are at the disposal of system players and consumers through access of third parties to the pipeline network.

The remuneration of the regulated transport and distribution activities is established in Royal Decree 2819/1998 which contemplates the recognition of the investments costs of the owners of the installations over the period of their useful life as well as the operating and maintenance costs, in addition to a reasonable yield on the funds invested. The remuneration of the transport is made per physical installation, while the remuneration of the distribution is updated as more energy is generated.

The economic framework of the sector is based on the receipts of the remuneration set down for each activity in the system through the application of the integral rate and toll rates. Given that each of the agents does not collects its recognized remuneration, a settlement procedure is required that reassigns the system revenues, and the National Energy Commission (CNE) is responsible for making the regulated settlements.

The commercialisation activity is based on the free market principles and choice of supplier by the customer. The remuneration of the commercialisastion as a deregulated activity is free agreed by the parties.

The rating methodology is set down in Royal Decree 1432/2002 of December 27. A Ministerial Order is published periodically with the electricity rates.

Royal Decree 3/2006 came into force on March 1, 2006 and introduced several measures to mitigate the deficit in the bundled tariff electricity market through the implementation of a mechanism where the electricity generated and sold on the regulated market by companies in the same group will be priced by the Government since they are pegged to bi-lateral contracts. This regime was suppressed as from January 1, 2008.

Royal Decree Law 3/2006, also established that the price of electricity that the Wholesale Electric Market players would receive would be decreased by the amount equal to the value of the green-house gas emission rights assigned previously and free of charge to each of the energy producers. This legislation was enacted in 2006 by means of the ITC Order 3315/2007 of November 5, which commissioned the Natural Energy Commission (CNE) to apply it. GAS NATURAL has appealed this regulation and will appeal the future ruling of the CNE. The result of the application of this new legislation does not represent the recording of significant amounts in the accounts of GAS NATURAL in respect of the estimates made.

Royal Decree Law 11/2007 has extended this regime to the National Emmission Rights Assignment Plan for 2008-2012 (PNA).

Auctions were held during 2007 both for primary energy emissions by the dominant generators and for the acquisition of energy by the distributors to cover the bundled tariff energy, as per ITC Order 400/2007 of February 26, which regulates the bi-lateral contracts signed by the distributors for the bundled tariff in the Iberian Peninsula.

Law17/2007 of July 4, which modifies the Electric Industry Act, Law 54/1997/27 November, in order to adapt it to the provisions of Directive 2003/54/CE of June 26, of the European Parliament and Council, governing the common standards for the domestic electric market, has set down the following calendar:

•	The integral high tension rates will disappear on July 1, 2008.

•

As from January 1, 2009 bundled tariff, which until that time was carried out by the distributors, will disappear, and the right of the consumers who do not surpass a certain threshold of consumptions will be recognized to be supplied at a maximum price called the final—recourse rate: to be limited as from January 1, 2010 to low tension consumption and as from January 1, 2011 to domestic consumers and small and medium sized companies using less than 50 kW.

•

Legislation orders the creation of the Supplier Change Bureau—joint for gas and electricity -, which will be responsible for supervising the changes in supplier under the principles of transparency, objectivity and independence.

e) Regulation of the electricity sector in Puerto Rico

The electricity sector in Puerto Rico is controlled by the Autoridad de Energía Eléctrica (AEE or PREPA), which is a vertically integrated public corporation. PREPA was founded in 1941 as a public corporation of the Commonwealth de Puerto Rico, as stipulated in article 83 of the legislation of Puerto Rico.

PREPA was created to conserve and develop water and for the production of electrical energy in Puerto Rico. It currently generates 70% of demand, owns all electrical transmission and distribution and is one of the largest public utility electrical companies in the United States. PREPA has broad powers under article 83 and is self-regulating in terms of rates and quality standards.

f) Regulation of the electric sector in Mexico

The electric sector in Mexico is controlled by the Energy Regulatory Commission (“Comisión Reguladora de Energía” or CRE) and supplied mainly by two public utilities: the Comisión Federal de Electricidad (CFE) and Luz y Fuerza del Centro, the latter operating in the metropolitan area of Mexico City and the first in the rest of the country. The two utilities are vertically integrated in terms of generation, transmission and distribution.

Since the amendments to the Public Electrical Utilities Act in 1992, the private sector in the generation of electricity in Mexico has grown substantially, under the figure of external producers of energy, self-supply, cogeneration, import and export. In 1997 the Energy Regulatory Commission (CRE) granted the first permit under the classification of independent producer. In 2007 there are 21 permits for independent production with an authorized capacity of 11,478 MW (61% through combined cycle technology). The independent generators sell their energy to CFE under long-term supply contracts for the cession of generating capacity.

Note 4. Segment reporting

a) Primary segment reporting format-business segment

GAS NATURAL’s reportable segments are as follows:

•

Gas Distribution. Gas distribution includes the regulated gas activity, remunerated gas distribution and bundled tariff, third party access services to the pipeline network and non-regulated activities related to distribution.

Gas distribution includes all of our sales to regulated customers in Spain, Latin America and Italy at regulated prices. Regulated customers are customers in jurisdictions where the natural gas market has not been liberalized, such as Latin America, or customers in jurisdictions where the natural gas market has been liberalized but who have chosen to remain in the regulated market.

•

Electricity. Our electricity operations include the generation of electricity through combined cycle generation plants, cogeneration projects and wind farms in Spain, Puerto Rico and Mexico, and the commercialization of electricity in Spain to customers in the liberalized market.

•	Upstream & Midstream (UP & MID):

Upstream. Upstream activities include gas exploration and production activities, gas transportation from the moment gas is extracted until it reaches the liquefaction plant and the liquefaction process.

Midstream. Midstream activities include value chain activities of LNG from the exit point in exporting countries (liquefaction plants) to the entry points in final markets (regassification plants).

These activities include the transport of LNG from the liquefaction plant by marine transport, the regassification process and the operation of the Maghreb-Europe gas pipeline.

•

Wholesale & Retail (W&R). Wholesale & Retail activities include commercialization of natural gas to wholesale & retail customers in the liberalized market in Spain, as well as the provision of gas related products and services in Spain. In addition includes the sales of LNG to wholesalers outside of Spain.

The segment’s results for the periods of reference are as follows:

	Gas distribution				Electricity			W&R	UP&MID	Other	Intersegmental eliminations	Total
2007	Spain	Latin America	Italy	Total	Spain	Puerto Rico	Total
Total segment sales	2,116	1,766	151	4,033	1,127	144	1,271	6,037	259	154	(1,661)	10,093
Inter segment sales	(541)	—	—	(541)	(87)	—	(87)	(756)	(151)	(126)	1,661	—
Sales	1,575	1,766	151	3,492	1,040	144	1,184	5,281	108	28	—	10,093
Ebitda (*)	863	425	35	1,323	279	59	338	446	158	12	—	2,277
Depreciation and amortisation expenses	(285)	(94)	(24)	(403)	(79)	(18)	(97)	(8)	(46)	(97)	—	(651)
Debtors provisions and others	(6)	(18)	(9)	(33)	(5)	—	(5)	(10)	(6)	(5)	—	(59)
Operating income	572	313	2	887	195	41	236	428	106	(90)	—	1,567
Net finance cost	—	—	—	—	—	—	—	—	—	—	—	(224)
Share of profit of associates	6	—	—	6	2	—	2	—	—	—	—	8
Gain on sales of associates	—	—	—	—	—	—	—	—	—	—	—	64
Income before taxes and minority interests	—	—	—	—	—	—	—	—	—	—	—	1,415
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	(359)
Net income for the period	—	—	—	—	—	—	—	—	—	—	—	1,056

	Gas distribution				Electricity			W&R	UP&MID	Other	Intersegmental eliminations	Total
2006	Spain	Latin America	Italy	Total	Spain	Puerto Rico	Total
Total segment sales	2,154	1,557	138	3,849	1,348	159	1,507	6,346	285	146	(1,785)	10,348
Inter segment sales	(541)	—	(12)	(553)	(66)	—	(66)	(881)	(163)	(122)	1,785	—
Sales	1,613	1,557	126	3,296	1,282	159	1,441	5,465	122	24	—	10,348
Ebitda (*)	812	386	30	1,228	259	63	322	220	181	(39)	—	1,912
Depreciation and amortisation expenses	(273)	(91)	(28)	(392)	(77)	(18)	(95)	(7)	(47)	(51)	—	(592)
Debtors provisions and others	(12)	(24)	(2)	(38)	(3)	—	(3)	(16)	—	—	—	(57)
Operating income	527	271	—	798	179	45	224	197	134	(90)	—	1,263
Net finance cost	—	—	—	—	—	—	—	—	—	—	—	(267)
Share of profit of associates	4	—	—	4	1	—	1	—	—	—	—	5
Gain on sales of associates	—	—	—	—	—	—	—	—	—	—	—	230
Income before taxes and minority interests	—	—	—	—	—	—	—	—	—	—	—	1,231
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	(302)
Net income for the period	—	—	—	—	—	—	—	—	—	—	—	929

(*)	Sales relates to the net turnover. EBITDA is calculated as operating income, plus depreciation and amortization and operating provisions.

The segment assets, liabilities and capital expenditure including the additions due to business combinations are as follows:

	Assets	Investments under equity accounting	Liabilities	Capital expenditure/ business combinations
At 31.12.07
Gas Distribution	6,960	32	(1,642)	688
Electricity	3,842	6	(487)	1,369
Upstream + Midstream	1,061	—	(121)	159
Wholesale & Retail	1,762	—	(1,159)	15
Others	410	—	(463)	71

Total	14,035	38	(3,872)	2,302

	Assets	Investments under equity accounting	Liabilities	Capital expenditure/ business combinations
At 31.12.06
Gas Distribution	6,607	27	(1,412)	600
Electricity	2,532	7	(390)	315
Upstream & Midstream	960	—	(78)	163
Wholesale & Retail	1,700	—	(1,033)	14
Others	433	—	(425)	70

Total	12,232	34	(3,338)	1,162

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, derivatives designated as hedges of future commercial transactions, receivables, debtors and cash and cash equivalents. They exclude tax refundable, investments and derivatives held for trading or designated as hedges of borrowings. The assets excluded total Euros 1,347 million at December 31, 2007 and Euros 1,089 million at December 31, 2006.

Segment liabilities comprise operating liabilities (including derivatives designated as hedges of future transactions). They exclude items such as tax payable and corporate borrowings and related hedging derivatives. The liabilities excluded total Euros 5,121 million at December 2007 and Euros 4,021 million at December 2006.

Capital expenditure comprises additions to property, plant and equipment (Note 5) and intangible assets (Note 6).

b) Secondary segment reporting format—geographical segments

The home-country of GAS NATURAL—which is also the main operating company—is Spain. The areas of operation are principally Rest of Europe (Italy and France), Latin America, Puerto Rico, the USA and the Maghreb.

GAS NATURAL’s sales, depending on country assignation, are as follows:

	2007	2006
Spain	7,160	7,538
Rest of Europe	314	494
Latin America	1,797	1,557
Puerto Rico	144	159
USA	590	600
Rest of the world	88	—

Total	10,093	10,348

The assets of GAS NATURAL, which include operating assets, as described above, and the investments booked using the equity method, are assigned based on their location:

	31.12.07	31.12.06
Spain	9,511	8,794
Rest of Europe	731	526
Latin America	3,169	2,093
Puerto Rico	217	259
Maghreb	445	594

Total	14,073	12,266

The investments in tangible assets and other intangible assets of GAS NATURAL assigned according to location of the assets are as follows:

	31.12.07	31.12.06
Spain	888	812
Rest of Europe	58	72
Latin America	124	120
Puerto Rico	8	8
Maghreb	133	102

Total	1,211	1,114

Note 5. Property, plant and equipment

The movement during 2007 and 2006 in the different tangible asset accounts and their respective accumulated depreciation and provisions has been as follows:

	Land and buildings	Gas transport tankers under finance leases	Gas distribution installations	Combined cycle gas turbine	Wind farms	Explora- tion and develop- ment	Other fixed assets	PPE under construction	Total
At 1.1.06
Cost, gross	214	352	7,712	988	218	—	462	904	10,850
Accumulated depreciation	(80)	(27)	(2,813)	(120)	(36)	—	(223)	—	(3,299)

Net book amount	134	325	4,899	868	182	—	239	904	7,551

Net book amount at 1.01.06	134	325	4,899	868	182	—	239	904	7,551

Cumulative translation adjustment	(3)	—	(91)	(15)	—	(3)	(9)	(5)	(126)
Business combination (Note 32)	2	—	—	—	—	46	—	—	48
Additions	9	—	485	21	16	31	30	465	1,057
Disposals	(2)	—	(1)	—	—	—	—	—	(3)
Depreciation charge	(3)	(12)	(362)	(63)	(17)	(3)	(33)	—	(493)
Reclassifications and others	21	—	124	511	144	8	5	(741)	72

Closing net book amount at 31.12.06	158	313	5,054	1,322	325	79	232	623	8,106

At 31.12.06
Cost, gross	220	352	8,164	1,492	379	116	486	623	11,832
Accumulated depreciation	(62)	(39)	(3,110)	(170)	(54)	(37)	(254)	—	(3,726)

Net book amount	158	313	5,054	1,322	325	79	232	623	8,106

Net book amount at 1.1.07	158	313	5,054	1,322	325	79	232	623	8,106

Cumulative translation adjustment	(3)	—	(33)	(45)	—	(6)	(8)	(3)	(98)
Business combination (Note 32)	13	—	56	1,015	—	4	2	1	1,091
Additions	18	81	527	55	13	62	26	366	1,148
Disposals	(1)	—	(7)	(2)	—	(2)	(29)	—	(41)
Depreciation charge	(7)	(12)	(375)	(72)	(18)	(5)	(50)	—	(539)
Reclassifications and others	3	—	84	374	25	(62)	140	(526)	38

Net book amount at 31.12.07	181	382	5,306	2,647	345	70	313	461	9,705

At 31.12.07
Cost, gross	249	433	8,760	2,873	416	112	594	461	13,898
Accumulated depreciation	(68)	(51)	(3,454)	(226)	(71)	(42)	(281)	—	(4,193)

Valor neto contable	181	382	5,306	2,647	345	70	313	461	9,705

Cryogenic LNG transport gas tankers were acquired under finance lease agreements (see Note 20). In December 2007 a 138,000 m3 tank was acquired through a 25-year time-charter lease, extendible for consecutive periods of 5 year, and which represents a joint investment of Euros 162 million relating to the current value of the payments to which Repsol YPF (50%) and GAS NATURAL (50%) are committed.

In July 2007 the commercial operations began for the combined cycle power plant in Plana del Vent (Tarragona).

Exploration and development at December 31, 2007 includes the net carrying value of investments in zones with reserves of Euros 32 million and exploration costs of Euros 38 million.

The borrowing costs capitalised for the year ended December 31, 2007 to plant projects during their construction total Euros 17 million (Euros 18 million at December 31, 2006). The borrowing costs in 2007 represent 8.5% of total net debt (7.4% for the period corresponding to December 31, 2006).

Property, plant and equipment under construction at December 31, 2007 includes capital expenditures on combined cycle plants in Malaga whose start up is estimated for 2009, and at the Barcelona Harbour whose start up is estimated for 2010, and total Euros 298 million (Euros 49 million at December 31, 2006).

At December 31, 2006 property, plant and equipment under construction included Euros 374 million for the combined cycle plant in Plana del Vent. GAS NATURAL has investment commitments of Euros 376 million, basically for the construction of combined cycle electricity plants. Furthermore, it has a joint commitment with Repsol YPF, S.A. for contracting an LNG cryogenic transport gas tanker with a capacity of 138,000 m³ that is expected to be operative in 2009.

It is the policy of GAS NATURAL to take out all the insurance policies deemed necessary to cover the possible risks that could affect its tangible fixed assets.

Note 6. Intangible assets

The movement in 2007 and 2006 in intangible assets is as follows:

	Concessions and other rights to use	Computer software applications	Other intangible assets	Subtotal	Goodwill	Total
At 1.1.06
Cost, gross	1,244	311	301	1,856	456	2,312
Accumulated depreciation	(301)	(193)	(8)	(502)	—	(502)

Net book amount	943	118	293	1,354	456	1,810

Net book amount at 1.1.06	943	118	293	1,354	456	1,810

Exchange differences	(53)	(1)	—	(54)	(20)	(74)
Business combination and other (Note 32)	—	—	—	—	2	2
Additions	3	49	5	57	—	57
Disposals	—	(1)	—	(1)	—	(1)
Amortisation charge	(52)	(38)	(9)	(99)	—	(99)
Reclassifications and others	—	(1)	(68)	(69)	3	(66)

Net book amount at 31.12.06	841	126	221	1,188	441	1,629

At 31.12.06
Cost, gross	1,164	355	241	1,760	441	2,201
Accumulated depreciation	(323)	(229)	(20)	(572)	—	(572)

Net book amount	841	126	221	1,188	441	1,629

Net book amount at 1.1.07	841	126	221	1,188	441	1,629

Exchange differences	(16)	—	—	(16)	(22)	(38)
Business combination and other (Note 32)	—	—	—	—	122	122
Additions	3	55	5	63	—	63
Disposals	—	—	(1)	(1)	—	(1)
Amortisation charge	(49)	(45)	(18)	(112)	—	(112)
Reclassifications and others	—	—	(27)	(27)	—	(27)

Net book amount at 31.12.07	779	136	180	1,095	541	1,636

At 31.12.07
Cost, gross	1,126	409	205	1,740	541	2,281
Accumulated depreciation	(347)	(273)	(25)	(645)	—	(645)

Net book amount	779	136	180	1,095	541	1,636

The Concessions and other rights of use include:

•

The right to use the Maghreb-Europe pipeline, through which GAS NATURAL has exclusive use of the gas pipeline and the obligation to maintain and improve as necessary. The net carrying value of this right totals Euros 362 million at December 31, 2007 (Euros 431 million at December 31, 2006). This right will end in 2021, and may be renewed.

•

Concession agreements through which GAS NATURAL operates in the distribution of natural gas in Latin America, generally with terms up to 30 years. These agreements have provisions for the use of public roads for the direct supply of gas to the end consumer, as well as the construction and maintenance of the gas installations. There are also connection obligations under current legislation. Upon expiry of the concession there is a legal obligation to transfer ownership of the pipeline network in exchange for appropriate compensation. Of special note are the following concession agreements:

a)	Gas distribution concession in the Metropolitan area of Rio de Janeiro of Euros 210 million at December 31, 2007 (Euros 208 million at December 31, 2006). The concession will end in 2027, although it may be renewed.

b)	Gas distribution concession in the South State of Sao Paulo of Euros 162 million at December 31, 2007 (Euros 157 million at December 31, 2006). The concession will end in 2030, and may be renewed.

The “Other intangibles assets” mainly includes projects in development for new wind farms and amounts to Euros 81 million at December 31, 2007 (Euros 96 million at December 31, 2006).

The main movements in goodwill for 2007 and 2006 are mentioned in Note 32.

In June 2007 GAS NATURAL acquired a 28% interest in the share capital of Invergas, S.A., Gas Natural SDG Argentina, S.A., Natural Energy, S.A. and Natural Servicios, S.A., generating goodwill amounting to Euros 27 million. In 2006 there were no changes in the shareholding percentages in subsidiaries, and the changes in prior years were not significant.

Goodwill is allocated to GAS NATURAL’s Cash Generating Units (CGUs) identified according to country of operation and business segment. A segment-level summary of the goodwill allocation is presented below.

	At 31.12.07				At 31.12.06
	Gas distribution	Electricity	UP&Mid	Total	Gas distribution	Electricity	UP&Mid	Total
Spain	—	118	2	120	—	118	2	120
Italy	140	—	—	140	135	—	—	135
Argentina	27	—	—	27	—	—	—	—
Puerto Rico	—	115	—	115	—	129	—	129
Mexico	30	84	—	114	33	—	—	33
Brazil	25	—	—	25	24	—	—	24
	222	317	2	541	192	247	2	441

The impairment tests were carried out on December 31, 2007 and 2006. On the basis of the analysis of goodwill impairment the Company has not deduced that future impairment will arise.

Note 7. Investments consolidated by equity accounting

The movement in 2007 and 2006 in associates is as follows:

At 1.1.06	32

Share of loss/profit	5
Dividends received	(1)
Reclassifications (Note 8)	(3)
Others	1

At 31.12.06	34

Share of loss/profit	8
Dividends received	(2)
Disposals	(2)

At 31.12.07	38

In February 2007 the 24.2% interest in Burgalesa de Generación Eólica, S.A. was sold.

As a result of the sale of 10% of shares in Gas Natural de Álava, S.A. as at September 1, 2006, the Company ceased to use the equity method to account for the interest of GAS NATURAL in the capital of Gas Natural de Álava, S.A., reclassifying this investment to Available-for-sale financial assets.

The most significant information on associates consolidated by equity accounting are as follows:

	Country	Assets	Liabilities	% interest held
At 31.12.06
Torre Marenostrum, S.L.	Spain	78	58	45.0
Kromschroeder, S.A.	Spain	18	6	42.5
Gas Aragón, S.A.	Spain	117	86	35.0
Enervent, S.A.	Spain	26	22	26.0
Burgalesa Eólica, S.A.	Spain	10	9	24.2
Sistemas Energéticos La Muela, S.A.	Spain	11	4	20.0
Sistemas Energéticos Mas Garullo, S.A.	Spain	12	8	18.0

At 31.12.07
Torre Marenostrum, S.L.	Spain	78	58	45.0
Kromschroeder, S.A.	Spain	19	6	42.5
Gas Aragón, S.A.	Spain	123	82	35.0
Enervent, S.A.	Spain	24	18	26.0
Sistemas Energéticos La Muela, S.A.	Spain	11	4	20.0
Sistemas Energéticos Mas Garullo, S.A.	Spain	11	8	18.0

	Country	Assets	Liabilities	% interest held
2006
Torre Marenostrum, S.L.	Spain	4	—	45.0
Kromschroeder, S.A.	Spain	23	1	42.5
Gas Aragón, S.A.	Spain	70	9	35.0
Enervent, S.A	Spain	5	2	26.0
Burgalesa Eólica, S.A.	Spain	2	—	24.2
Sistemas Energéticos La Muela, S.A.	Spain	4	2	20.0
Sistemas Energéticos Mas Garullo, S.A.	Spain	3	2	18.0
Gas Natural de Alava, S.A. (1)	Spain	21	—	10.0

2007
Torre Marenostrum, S.L.	Spain	6	—	45.0
Kromschroeder, S.A.	Spain	25	1	42.5
Gas Aragón, S.A.	Spain	74	17	35.0
Enervent, S.A	Spain	6	2	26.0
Sistemas Energéticos La Muela, S.A.	Spain	4	3	20.0
Sistemas Energéticos Mas Garullo, S.A.	Spain	4	2	18.0

(1)	The income statement includes in the line Share of profit of associates, the profit of Gas Natural de Alava, S.A. up to August 30, 2006.

At December 31, 2007, none of the associates are listed on a stock exchange.

Sistemas Energéticos Mas Garullo, S.A. is consolidated by equity accounting in spite of the fact that GAS NATURAL’s interest on this company at December 31, 2007 less than 20%, as GAS NATURAL has a significant representation on this company’s Board.

Note 8. Available-for-sale financial assets

The movement in 2007 and 2006 in available-for-sale financial assets is as follows:

At 1.1.06	640

Increases	1
Disposals	(319)
Cumulative translation adjustment	(2)
Reclassifications (Note 7)	3
Revaluation to fair value	46
Others	(1)

At 31.12.06	368

Increases	4
Disposals	(124)
Revaluation to fair value	51
Others	(1)

At 31.12.07	298

Available-for-sale financial assets include the following:

	At 31.12.07	At 31.12.06
Listed equity securities	239	210
Unlisted equity securities	31	132
Investment fund	28	26

	298	368

During 2007 the 9.38% interest in Naturgas Energía Grupo, S.A. was sold for Euros 122 million, which has generated a net profit of Euros 65 million, which has reduced the fair value revaluation reserve.

In 2006 a 10% interest in Gas Natural de Álava, S.A. was sold for Euros 9 million, which generated a net profit of Euros 6 million, which has reduced the fair value revaluation reserve.

In 2006 there were divestitures of 7.79% of the interest in Enagás, S.A. totaling Euros 310 million, which generated a net profit of Euros 194 million, which has reduced the fair value revaluation reserve.

At December 31, 2007 the interest of GAS NATURAL in Enagás, S.A. was 5%, in accordance with the provisions of the Social Tax and Administrative Measures Act, Law 62/2003/30 December, which stipulates that no natural or legal person can have a direct or indirect interest in this entity in a proportion higher than 5% of share capital. Under the provisions of Law 12/2007/2 July, natural or legal persons who undertake activities in the gassistic sector cannot exercise more than 1% of voting rights in its Technical System Management, which is a power attributed to Enagás, S.A. Given that the quotation of Enagás, S.A. at December 31, 2007 is Euros 19.99 per share (Euros 17.62 per share at December 31, 2006), the valuation of the shareholding totals Euros 239 million (Euros 210 million at December 31, 2006).

Note 9. Other financial assets

The breakdown of this account at December 31, 2007 and 2006 is as follows:

	At 31.12.07	At 31.12.06
Time deposits	202	—
Commercial loans	81	74
Deposits and guarantee deposits	52	53
Debtors for leveling of capacity income	50	4
Other loans	3	7

Non-current Other financial assets	388	138

Commercial loans	47	89
Others	7	6
Current Other financial assets	54	95

Total Other financial assets	442	233

The breakdown by maturities at December 2007 and 2006 is as follows:

Maturities	At 31.12.07	At 31.12.06
No later than 1 year	54	95
Between 1 year and 5 years	260	83
Later than 5 years	128	55

Total Other financial assets	442	233

Time deposits include Euros 150 million classified as financial asset at fair value through profit or loss and Euros 52 million classified as held-to-maturity financial assets, which have accrued interest of 3.11%, both maturing in 2009.

Commercial loans include mainly loans for the sale of heating and gas installations financed over the long term.

The corresponding interest rates (6.25% to 9% for loans between 1 to 5 years) are in line with market interest rates for loans of such kind and duration. Therefore, their book value approximates their fair value.

Debtors for levelling of capacity income includes the income pending to be invoiced recognised through the leveling revenues over the entire term of the power purchase agreement (PPA) in Mexico and Puerto Rico.

Note 10. Inventories

The breakdown of Inventories is as follows:

	At 31.12.07	At 31.12.06
Raw materials and other inventories	86	60
Natural gas and liquefied gas	376	380

Total	462	440

The inventories of natural gas basically include the inventories of gas deposited in underground storage units, plants and pipelines.

Note 11. Trade and other receivables

The breakdown of this account is as follows:

	31.12.07	31.12.06
Trade receivables	2,172	1,969
Trade with related parties (1)	80	8
Less: provision for impairment of receivables with third parties	(175)	(153)

Trade receivables	2,077	1,896

Other debtors	139	93
Receivables from tax authorities	104	116
Prepayments	47	25

Total	2,367	2,130

(1)	Repsol YPF Group, Suez Group in 2007

The movement of the provision for impairment of receivables with third parties is as follows:

At 1.1.06	(129)

Net charge for the year	(48)
Disposals	17
Cumulative translation adjustments and others	7

At 31.12.06	(153)

Net charge for the year	(42)
Disposals	18
Cumulative translation adjustments and others	2

At 31.12.07	(175)

In general, the outstanding invoices do not accrue interest as they fall due in an average period of 15 days.

Note 12. Cash and cash equivalents

Cash and cash equivalents comprise the following:

	31.12.07	31.12.06
Cash at bank and in hand	55	70
Short term investments (Spain and rest of Europe)	13	19
Short term investments (Latin America)	84	38

Total	152	127

Bank deposits are very liquid (less than 10 days). The average effective interest rate is 5.9% at December 2007 (5.5% at December 2006).

The weighted average effective interest rates of short term investments are:

•	Spain: 4.0% at December 2007 and 4.4% at December 2006.

•	Latin America: 6.3% at December 2007 and 7.6% at December 2006.

Note 13. Equity

The breakdown and movement of this accounts is as follows:

	Equity attributable to the equity holders of the Company
	Share capital	Reserves for valuation adjustments	Retained earnings and other reserves	Cumulative translation adjustments	Subtotal	Minority interests	Equity
Balance at 1.1.06	448	313	4,539	111	5,411	355	5,766

Dividend	—	—	(403)	—	(403)	(66)	(469)
Income and expenses recognised	—	(151)	852	(57)	644	56	700
Acquisition of minority interests minoritarios	—	—	—	—	—	(1)	(1)

Balance at 31.12.06	448	162	4,988	54	5,652	344	5,996

Dividend	—	—	(465)		(465)	(70)	(535)
Income and expenses recognised	—	(10)	960	(67)	883	94	977
Acquisition of minority interests	—	—	—	—	—	(11)	(11)

Balance at 31.12.07	448	152	5,483	(13)	6,070	357	6,427

Share capital

At December 31, 2007 and at December 31, 2006 the total authorized number of ordinary shares is 447,776,028 with a par value of Euro 1 per share. All issued shares are fully paid and have the same economic and voting rights.

The Board of Directors of the Company by virtue of the resolution of the General Meeting of Shareholders of May 16, 2007, under article 153, 1, b) of the Spanish Public Limited Companies Act, was authorised to increase share capital to a maximum of Euros 223,888,014 within a period of 5 years, through a monetary disbursement and in one or several increases without requiring new authorisation.

By virtue of a resolution of the General Meeting of Shareholders of May 16, 2007, the Board of Directors was authorised to acquire within a period no longer than eighteen months fully paid up treasury shares for consideration at one or more times up to 5% of share capital, as long as said acquisition does not exceed said percentage when computing the shares acquired by the Company and those held by the subsidiaries. The minimum and maximum price of acquisition will be the quotation of the share on the Spanish Stock Exchange with a fluctuation of more or less than 5%.

The same General Meeting of Shareholders also authorised the Board to issue within a maxim period of 5 years fixed income debentures not convertible into shares, in the form of debt, bonds, promissory notes, simple or mortgage-backed or guaranteed debentures up to a total amount of Euros 2,000 million.

During 2007 and 2006 no transactions were undertaken with treasury shares.

All the shares of Gas Natural SDG, S.A. are listed on the four official Spanish stock exchanges are traded simultaneously on all four (“mercado continuo”) and form part of the IBEX 35.

The 2007 year end quotations of Gas Natural SDG, S.A. was Euros 40.02 (Euros 29.99 at December 31, 2006). Furthermore, 159,514,583 shares of the investee company Gas Natural BAN, S.A., 49% of the total number of shares, are listed on the Buenos Aires (Argentina) stock exchange, with a quotation at December 31, 2007 of Pesos 2.53 per share (Pesos 1.84 per share at December 31, 2006).

The most important shareholdings in the share capital of Gas Natural SDG, S.A. at December 31, 2007 are as follows:

% shareholding
”La Caixa” Group (*)	33.06
Repsol YPF Group	30.85
Suez Group (*)	11.30
Caixa d’Estalvis de Catalunya	3.03

(*)	Holding de Infraestructuras y Servicios Urbanos, S.A. (HISUSA) is 51% owned by the Suez Group and 49% owned by the ”la Caixa” Group. HISUSA holds 5.03% of the shares of GAS NATURAL, which has been included in the shareholding of the Suez Group. For economic purposes, the shareholding of the ”la Caixa” Group totals 35.53%, taking into account its interest in HISUSA.

Retained earnings and other reserves

Retained earnings and other reserves include the following reserves:

	31.12.2007	31.12.2006
a) Legal reserve	90	90
b) Statutory reserve	68	68
c) Revaluation reserve	225	225
d) Reserve for redenomination in Euros	1	1

a) Legal reserve

Appropriations to the legal reserve are made in compliance with the Spanish Companies Act, which stipulates that 10% of the profits must be transferred to this reserve until it represents at least 20% of share capital. The legal reserve can be used to increase capital in the part that exceeds 10% of the capital increased.

Except for the use mentioned above, and as long as it does not exceed 20% of share capital, the legal reserve can only be used to offset losses in the event of no other reserves being available.

b) Statutory reserve

Under the articles of association of Gas Natural SDG, S.A., 2% of net profit for the year must be allocated to the statutory reserves until it reaches at least 10% of share capital.

c) Revaluation reserve

The revaluation reserve can be used to offset accounting losses, increase share capital, or can be allocated to freely distributable reserves, provided that the monetary gain has been realised. The part of the gain that will be considered realised is the part relating to the amortisation recorded or when the revaluated assets have been transferred or written off the books of account.

d) Reserve for redenomination in Euros

As per the Euro Act, Law 46/1998, a reserve not available for distribution was set up for the redenomination into Euros of the shares representing the share capital of the company.

Basic earnings per share

Basic earnings per share are calculated dividing the profit attributable to shareholders of the Company between the weighted average number of ordinary shares in issue during the year.

	31.12.07	31.12.06
Profit attributable to Shareholders of the Company	959	855
Weighted average number of ordinary shares in issue (million)	448	448
Earning per share (in Euros):
Basic	2.14	1.91
Diluted	2.14	1.91

The company has no financial instruments that could dilute the earnings per share.

Dividends

The Board of Directors adopted a resolution on November 24, 2006 to distribute an interim dividend against 2006 profit of Euros 0.37 gross per share, totalling Euros 166 million, paid out as from January 9, 2007.

The General Meeting of Shareholders of May 16, 2007 adopted a resolution to pay a total of Euros 0.98 per share against 2006 results and, consequently, distribute a dividend payable in July 2007 of Euros 273 million (Euros 0.61 per share).

The Board of Directors of Gas Natural SDG, S.A. agreed, at its meeting of November 30, 2007 to pay an interim dividend of Euros 0.43 per share totalling Euros 193 million against 2007 profit for the year. The date of payment of the interim dividend was January 8, 2008.

On February 29, 2008, the Board of Directors adopted a proposal to be submitted to the General Meeting of Shareholders to pay a total dividend of Euros 1.14 per share against 2007 profit.

The proposed distribution of net profit of Gas Natural SDG, S.A. for 2007, which the Board of Directors will propose to the General Meeting of Shareholders for adoption, is as follows:

Basis for distribution
Profit and (loss)	746

Distribution
To voluntary reserve	235
To dividend	511

Capital management

The main purpose of capital management of GAS NATURAL is to ensure a financial structure that can optimise capital cost maintaining a solid financial position, in order to combine value creation for the shareholder with the access to the financial markets at a competitive cost to cover financing needs.

GAS NATURAL believes that the indicators of the capital management targets it has set is to maintain the A rating by Standard & Poor’s and establish a leverage level of approximately 50%.

The long-term credit rating of GAS NATURAL is as follows:

	2007	2006
Moody’s	A2	A2
Standard & Poor’s	A	A+
Fitch	A+	A+

Its leverage rating is as follows:

	2007	2006
Net borrowings:	3,689	3,071

Long-term borrowings (Note 17)	3,075	2,590
Short-term borrowings (Note 17)	1,004	628
Cash and cash equivalents (Note 12)	(152)	(127)
Derivates (Note 18)	(36)	(20)
Time deposits (Note 9)	(202)	—
Net equity:	6,427	5,996

Shareholders of parent company (Note 13)	6,070	5,652
Minority interests (Note 13)	357	344
Leverage (Net borrowings/(Net borrowings + Net equity))	36.5%	33.9%

Note 14. Deferred income

The breakdown and movement in this account in 2007 and 2006 is as follows:

	Capital grants	Revenues from pipeline networks and branch lines	Income from extension of pipelines charged to third parties	Other revenues	Total
At 1.01.06	160	147	88	38	433

Financing received	48	28	19	1	96
Cancellations	—	(1)	—	—	(1)
Release to income	(12)	(13)	(11)	(10)	(46)
Cumulative translation adjustments	—	(1)	—	(3)	(4)

At 31.12.06	196	160	96	26	478

Financing received	27	27	20	2	76
Release to income	(9)	(11)	(9)	(1)	(30)
Business combinations (Note 32)	24	—	—	—	24
Cumulative translation adjustments	—	(1)	(1)	(3)	(5)

At 31.12.07	238	175	106	24	543

Note 15. Provisions

The breakdown of provisions at December 31, 2006 and 2007 is as follows:

	At 31.12.07	At 31.12.06
Non-current provisions	378	367
Current provisions	65	8

Total	443	375

This account includes the provisions for obligations arising mainly from tax claims and also litigation and arbitration underway and other commitments. The information on the nature of the disputes with third parties and the position of the entity in each is set out in the section on “Litigation and arbitration” in Note 36.

The movement in non-current provisions is as follows:

At 1.1.06	283

Charged to / reversed in the income statement
Provisions	109
Reversals	(40)
Amounts paid during the year	(22)
Business combinations (Note 32)	10
Reclassifications and others	27

At 31.12.06	367

Charged to / reversed in income statement
Provisions	137
Reversals	(22)
Amounts paid during the year	(40)
Business combinations (Note 32)	1
Cumulative translation adjustments	(5)
Reclassifications and others	(60)

At 31.12.07	378

Given the features of the risks included, it is not possible to determine a reasonable calendar for the payment dates.

The movement in current provisions is as follows:

At 1.1.06	—
Charged to income statement	8

At 31.12.06	8

Charged to / reversed in income statement
Provisions	1
Reversals	(2)
Amounts paid during the year	(6)
Reclassifications and others	64

At 31.12.07	65

Note 16. Employee benefit obligations

A breakdown of the provisions related to employee benefits is as follows:

	Post-employment	Other obligations with personnel	Total
At 1.1.06	58	24	82

Charge to the income statement	7	—	7
Amounts paid during the year	(9)	(3)	(12)
Cumulative translation adjustments	(1)	—	(1)
Variations recognised directly in equity	2	—	2

At 31.12.06	57	21	78

Charge to the income statement	6	2	8
Amounts paid during the year	(6)	—	(6)
Cumulative translation adjustments	1	—	1
Variations recognised directly in equity	(1)	—	(1)
Other utilisations	7	—	7

At 31.12.07	64	23	87

a) Post employment benefits

Breakdown by country	31.12.07	31.12.06	1.1.06
Spain (1)	27	21	19
Brazil (2)	32	31	35
Italy	4	4	4
Mexico	1	1	—

Total	64	57	58

(1)	Pension Plans and other post-employment benefits in Spain.

At December 31, 2007 and December 31, 2006, GAS NATURAL had in force the following commitments for certain employees:

•	Pensioners (retirees, disabled-persons, widows and orphans).

•	Retirement and death coverage in favour of certain employees.

•	Early retirement plans.

•	Health and other benefits.

•	Gas subsidy.

•	Certain lump sums and pensions included in collective agreements.

•	Lifetime death coverage for a certain collective.

The amounts recognized in the balance sheet are determined as follows:

	31.12.07	31.12.06	1.1.06
Present value of funded obligations	163	166	172
Fair value of plan assets	(155)	(168)	(169)
Present value of unfunded obligations	19	23	23
Other movements	—	—	(7)

Post employment benefit provisions	27	21	19

Pension plan assets are insurance policy contracts where the insurance company has assumed return on investment and mortality risks.

The amounts recognized in the income statement are as follows:

	31.12.07	31.12.06
Current service cost	2	2
Interest cost	10	7
Expected return on plan assets	(9)	(6)

Total charged to the income statement	3	3

The actual return on plan assets for the year ended December 31, 2007 was Euros 8 million.

The movement in the liability recognized in the balance sheet is as follows:

At 1.1.2006	19

Total expense charged to the income statement	3
Contributions paid	(6)
Variations recognised directly in equity	5

At 31.12.2006	21

Total expense charged in the income statement	3
Contributions paid	(3)
Variations recognised directly in equity	(1)
Other utilisations	7

At 31.12.2007	27

The actuarial assumptions used were as follows:

	31.12.07	31.12.06
Discount rate (p.a) (%)	5.0	4.5
Expected return on plan assets (p.a) (%)	5.0	4.5
Future salary increases (p.a) (%)	3.0	3.0
Future pension increases (p.a) (%)	2.5	2.5
Mortality table	PERMF 2000	PERMF 2000

The discount rate has been determined using the corporate iboxx AA bond rate curve. The sensitivity analysis carried out determined that the impact on pension and post-employment benefit expense would not be significant.

(2)	Pension Plans and other post-employment benefits in Brazil.

At December 31, 2007 and December 31, 2006, GAS NATURAL has in force the following employee benefits in its Brazilian subsidiary:

•	Post-employment defined benefit plan, called “Gassius plan”, covering retirement, death-in-service and disability pensions and lump sums.

•	Post-employment health-care plan.

•	Other minor post-employment defined benefit plan guaranteeing temporary pensions, lifetime pensions and lump sums depending on years of service.

The amounts recognized in the balance sheet are determined as follows:

	31.12.07	31.12.06	1.1.06
Present value of funded obligations	85	70	70
Fair value of plan assets	(77)	(59)	(54)
Present value of unfunded obligations	24	20	19

Post employment benefit provisions	32	31	35

Pension plan assets are invested as follows:

	31.12.07	31.12.06
Equities (%)	18.9	28.5
Bonds (%)	77.1	64.6
Property (%)	4.0	6.9

Total (%)	100	100

The amounts recognized in the income statement are as follows:

	31.12.07	31.12.06
Current service cost	—	—
Interest cost	10	10
Expected return on plan assets	(7)	(6)

Total income statement charge	3	4

The movement in the liability recognized in the balance sheet is as follows:

At 1.1.06	35

Cumulative translation adjustment	(1)
Total expense charged to the income statement	4
Contributions paid	(3)
Variations recognised directly in equity	(4)

At 31.12.06	31

Cumulative translation adjustment	1
Total expense charged to in the income statement	3
Contributions paid	(3)
Variations recognised directly in equity	—

At 31.12.07	32

The principal annual actuarial assumptions used were as follows:

	31.12.07	31.12.06
Discount rate (p.a) (%)	6.0	6.0
Expected return on plan assets (p.a) (%)	6.0	6.0
Future salary increases (p.a) (%)	1.5	1.5
Future pension increases (p.a) (%)	0.0	0.0
Inflation rate (p.a) (%)	4.5	4.5
Mortality table	AT-83	GAM-83

b) Other obligations with personnel

These relate to deferred remunerated commitment to compensate executive loyalty.

Note 17. Borrowings

The breakdown of borrowings at December 31, 2007 and 2006 is as follows:

	31.12.07	31.12.06
Issuing of debentures and other negotiable obligations	724	769
Loans from financial institutions and others	2,305	1,741
Derivative financial instruments (Note 18)	46	80

Non-current borrowings	3,075	2,590

Issuing of debentures and other negotiable obligations	70	43
Loans from financial institutions and others	907	585
Derivative financial instruments (Note 18)	27	—

Current borrowings	1,004	628

Total borrowings	4,079	3,218

The carrying amounts and fair value of the non-current borrowings are as follows:

	Carrying amounts		Fair values
	31.12.07	31.12.06	31.12.07	31.12.06
Issuing of debentures and other negotiable obligations	724	769	770	798
Loans from financial institutions and others	2,305	1,741	2,278	1,821

The fair value of loans with fixed interest rates is estimated on the basis of the discounted cash flows over the remaining terms of such debt. The discount rates were determined based on market rates available at December 31, 2007 and December 31, 2006 on borrowings with similar credit and maturity characteristics.

At December 31, 2007 GAS NATURAL has credit facilities available totalling Euros 1,844 million (Euros 1,622 million at December 31, 2006), of which Euros 1,178 million have not been drawn down (Euros 1,492 million at December 31, 2006).

The following tables describe our consolidated gross borrowings by instrument at December 31, 2007 and December 31, 2006 and their maturity profile. The classification between fixed and variable debt is made taking into account the impact of the derivative hedges.

	2008	2009	2010	2011	2012	2013 and beyond	Total
At December 31, 2007:
Marketable Debt
Fixed	26	200	524	—	—	—	750
Floating	44	—	—	—	—	—	44
Institutional Banks
Fixed	123	60	33	—	—	—	216
Floating	15	38	48	29	—	—	130
Commercial Banks and other financial liabilities
Fixed	91	58	10	611	12	106	888
Floating	705	360	103	35	435	413	2,051

Total Fixed	240	318	567	611	12	106	1,854
Total Floating	764	398	151	64	435	413	2,225

Total	1,004	716	718	675	447	519	4,079

	2007	2008	2009	2010	2011	2012 and beyond	Total
At December 31, 2006:
Marketable Debt
Fixed	5	28	198	525	—	—	756
Floating	38	18	—	—	—	—	56
Institutional Banks
Fixed	68	138	67	37	—	—	310
Floating	34	30	30	53	32	—	179
Commercial Banks and other financial liabilities
Fixed	95	162	56	14	615	87	1,029
Floating	388	106	143	33	29	189	888

Total Fixed	168	328	321	576	615	87	2,095
Total Floating	460	154	173	86	61	189	1,123

Total	628	482	494	662	676	276	3,218

If the impact of the financial derivative is not taken into account, the financial debt at a fixed rate and at a floating rate would break down as follows: Euros 761 million at a fixed rate in 2007 (Euros 850 million in 2006) and Euros 3,245 million at a floating rate in 2007 (Euros 2,228 million in 2006).

The interest payable in future years for loans in force at December 31, 2007 included in the table above total a maximum annual amounts of approximately Euros 275 million.

The following table describes our consolidated gross financial debt denominated by currency at December 31, 2007 and December 31, 2006 and its maturity profile, taking into account the impact of the derivative hedges.

	2008	2009	2010	2011	2012	2013 and beyond	Total
At December 31, 2007:
Euro Debt	440	426	586	612	413	353	2,830
Foreign Currency Debt:
US Dollar	133	108	70	20	13	129	473
Mexican peso	197	—	—	—	—	—	197
Brazilian real	145	132	58	39	21	37	432
Colombian peso	45	11	4	4	—	—	64
Argentinean peso	44	39	—	—	—	—	83

Total	1,004	716	718	675	447	519	4,079

	2007	2008	2009	2010	2011	2012 and beyond	Total
At December 31, 2006:
Euro Debt	212	—	202	525	600	149	1,688
Foreign Currency Debt:
US Dollar	110	113	115	86	30	127	581
Mexican peso	110	213	—	—	—	—	323
Brazilian real	123	95	128	46	46	—	438
Colombian peso	45	32	5	5	—	—	87
Argentinean peso	28	29	44	—	—	—	101

Total	628	482	494	662	676	276	3,218

Borrowings in Euros bore average effective interest rate at December 31, 2007 of 4.62% (4.14% at December 31, 2006) and the foreign currency of the financial debt bore an average effective interest rate of 10.37% (10.40% at December 31, 2006) including the derivatives assigned to each transaction.

We set out below the most relevant financial instruments:

ECP Program. In March 2001, a Euro Commercial Paper program (ECP) was established under which up to an aggregate principal amount of Euros 1,000 million or its equivalent in alternative currencies may be issued. At December 31, 2007 and 2006 no amount has been drawn down.

EMTN Program. In 1999, an EMTN program (European Medium Term Note) was established under which up to an aggregate principal amount of Euros 2,000 million may be issued. On December 27, 2007 this program was increased to Euros 4,000 million. At December 31, 2007 and December 31, 2006 the principal issued was Euros 725 million.

Borrowings for the Maghreb-Europe Pipeline from institutional banks. In 1994, a US$450 million loan was subscribed with the Banco Europeo de Inversiones (EIB) structured in three tranches maturing between 2005 and 2010. In 1995, a US$200 million loan was subscribed with the Instituto de Crédito Oficial (ICO) maturing between 2006 and 2010. Both loans were granted in connection with the construction of the Maghreb-Europe gas pipeline. At December 31, 2007, US$234 million (Euros 159 million) of the EIB loan and US$120 million (Euros 82 million) of the Instituto de Crédito Oficial (ICO) loan were outstanding. The average maturity of this debt is 1.8 years. Furthermore, in 2007 a credit facility was formalised with a limit of US$ 45 million of which US$ 17 million have been drawn down at December 31, 2007 (Euros 12 million).

At December 31, 2006, this account included the syndicated “Club Deal” loan of Euros 600 million maturing in 2011, and a syndicated loan with 14 Spanish banks maturing in 2007 totalling Euros 120 million. It also included credit facilities drawn down totalling Euros 79 million.

Borrowings from European banks (commercial banks). At December 31, 2007 these borrowings relate to Euros 600 million for the syndicated “Club Deal” loan maturing in 2011 and to loans from Italian entities maturing in the long term totalling Euros 10 million and to bi-lateral loans for the acquisition of assets in Mexico maturing in 2008 totalling Euros 350 million and maturing in 2012 totalling the other Euros 400 million. It also included credit facilities drawn down totalling Euros 634 million.

At December 31, 2006, this account included the syndicated “Club Deal” loan of Euros 600 million maturing in 2011, and a syndicated loan with 14 Spanish banks maturing in 2007 totalling Euros 120 million. It also included credit facilities drawn down totalling Euros 79 million.

Latin American Facilities (commercial and institutional banks). At December 31, 2007, the debt in Latin America amounted to Euros 776 million with a wide range of financial institutions, of which 43% were guaranteed by the parent company. The geographical breakdown of our Latin American facilities is as follows: Argentina Euros 83 million, Mexico Euros 197 million, Colombia Euros 64 million and Brazil Euros 432 million, and Euros 10 million in drawn down credit facilities in Mexico. Moreover, the Argentine and Colombian debts also include short-term debentures of Euros 26 million and Euros 14 million, respectively.

At December 31, 2006, the debt in Latin America with a wide range of financial institutions amounted to Euros 908 million, of which 39% were guaranteed by the parent company. The geographical breakdown of our Latin American facilities is as follows: Argentina Euros 73 million, Mexico Euros 324 million, Colombia Euros 73 million and Brazil Euros 438 million. Mexico includes Euros 40 million in credit facilities drawn down. All our Latin American debt is denominated in local currency.

Wind Farm Operators (commercial banks). At December 31, 2007, the wind farm operators DERSA and Gas Natural Eólica (formerly Sinia XXI) had Euros 117 million of debt outstanding, mainly related to project financing. More than 55% of this debt matures in or after 2012.

At December 31, 2006, the wind farm operators DERSA and Gas Natural Eólica (formerly Sinia XXI) had Euros 121 million of debt outstanding, mainly related to project financing.

Puerto Rico (commercial banks). At December 31, 2007, GAS NATURAL had Euros 185 million, including Euros 10 million of credit lines drawn down, of attributable debt outstanding associated with our CCGT and regassification project finance in Puerto Rico. 77% of this debt matures in or after 2012.

At December 31, 2006 this debt totalled Euros 214 million, including Euros 11 million in credit facilities drawn down.

Note 18. Derivative financial instruments

The breakdown of derivative financial instruments by category and maturity is as follows:

	At 31.12.07		At 31.12.06
	Assets	Liabilities	Assets	Liabilities
Derivatives qualifying for hedge accounting	33	46	19	82

Cash flow hedges
Interest rate	30	12	19	12
Commodity prices	3	—	—	2
Fair value hedge
Interest rate swap and exchange rate	—	34	—	68
Other financial instruments	—	—	1	—
Interest rate	—	—	1	—
Derivative financial instruments—non current	33	46	20	82

Derivative financial instruments—non current	11	61	10	46

Cash flow hedges
Interest rate swap	—	—	—	1
Exchange rate	—	12	—	18
Commodity prices	4	22	10	27
Fair value hedge
Interest rate swap and exchange rate	6	27	—	—
Exchange rate	1	—	—	—
Other financial instruments	—	3	—	—
Commodity prices	—	3	—	—

Derivative financial instruments—current	11	64	10	46

Total	44	110	30	128

Other financial instruments includes the derivates not qualifying for hedge accounting.

The impact on the income statement of derivative financial instruments is as follows:

	2007		2006
	Operating results	Financial results	Operating results	Financial results
Cash flow hedges	(75)	(7)	(70)	(10)
Fair value hedges	(1)	18	—	(30)
Other	(1)	—	—	—

Total	(77)	11	(70)	(40)

The breakdown of derivatives at December 31, 2007 and 2006, their fair value and maturities of their notional values is as follows:

	31.12.07
	Fair Value	Notional Value (in million by currency indicated)
		2008	2009	2010	2011	2012	Beyond	Total
Interest rate swap contracts:
Cash flow hedges:
Financial swaps (EUR)	26	3	202	2	601	8	21	837
Financial swaps (USD)	(12)	13	13	52	11	12	77	178
Financial swaps (MXN)	—	1,000	—	—	—	—	—	1,000
Financial swaps (ARS)	—	113	—	—	—	—	—	113
Collar (EUR)	1	5	15	5	3	6	10	44
Collar with limits (EUR)	—	—	—	—	—	4	—	4
Exchange rate hedge:
Cash flow hedge:
Financial swaps (USD)	3	—	58	—	—	—	—	58
Foreign exchange fluctuation insurance (USD)	(12)	637	—	—	—	—	—	637
Fair value hedge:
Financial swaps (BRL)	(61)	126	52	2	1	—	—	181
Financial swaps (MXN)	6	1,000	—	—	—	—	—	1,000
Foreign exchange fluctuation insurance (BRL)	—	35	—	—	—	—	—	35
Foreign exchange fluctuation insurance (USD)	1	103	—	—	—	—	—	103
Commodity hedge:
Cash flow hedge:
Commodity price derivatives (EUR)	(9)	147	4	—	—	—	—	151
Commodity price derivatives (USD)	(6)	88	—	—	—	—	—	88
Others:
Foreign exchange fluctuation insurance (USD)	—	65	—	—	—	—	—	65
Commodity price derivatives (EUR)	(3)	35	—	—	—	—	—	35

	31.12.06
	Fair Value	Notional Value (in million by currency indicated)
		2007	2008	2009	2010	2011	Beyond	Total
Interest rate swap contracts:
Cash flow hedge:
Financial swaps (EUR)	18	2	1	201	2	601	14	821
Financial swaps (USD)	(10)	11	13	13	52	13	87	189
Financial swaps (MXN)	(2)	2,000	1,000	—	—	—	—	3,000
Financial swaps (ARS)	(1)	—	113	—	—	—	—	113
Collar (EUR)	—	5	5	15	5	2	13	45
Collar with limits (EUR)	—	—	1	—	—	—	3	4
Exchange rate hedge
Cash flow hedge:
Financial swaps (USD)	—	—	—	58	—	—	—	58
Foreign exchange fluctuation insurance (USD)	(18)	1,127	—	—	—	—	—	1,127
Fair value hedge:
Foreign exchange fluctuation insurance (BRL)	—	19	—	—	—	—	—	19
Financial swaps (BRL)	(68)	107	154	58	1	1	—	321
Commodity hedge:
Cash flow hedge:
Commodity price derivatives (EUR)	(4)	65	—	—	—	—	—	65
Commodity price derivatives (USD)	(15)	40	—	—	—	—	—	40
Others:
Financial swaps (EUR)	1	124	—	—	—	2	—	126

Note 19. Risk Management

GAS NATURAL has a series of standards, procedures and systems for identifying, measuring and managing different types of risk which are made up of the following basic action principles:

•	Guaranteeing that the most relevant risks are correctly identified, evaluated and managed.

•	Segregation at the operating level of the risk management functions.

•	Assuring that the level of its risk exposure in its business is in line with the objective risk profile and achievement of its annual, strategic objectives.

•	Integrated focus on risk-profitability management.

•	Ensuring the appropriate determination and review of the risk profile by the Risk Committee, proposing global limits by risk category, and assigning them to the Business Units.

Interest rate risk

The fluctuations in interest rates modify the fair value of the assets and liabilities that accrue a fixed interest rate and the cash flows from assets and liabilities pegged to a floating interest rate, and, accordingly, affect equity and profit, respectively.

The purpose of interest rate risk management is to balance floating and fixed borrowings in order to reduce financial debt costs within the established risk parameters.

GAS NATURAL uses financial swaps to manage its exposure to interest rate fluctuations.

The debt structure at December 31, 2007 and 2006, after taking into account the hedges structured through derivatives, is as follows:

	At 31.12.2007	At 31.12.2006
Fixed interest rate	1,854	2,095
Floating interest rate	2,225	1,123

Total	4,079	3,218

The floating interest rate is mainly subject to the fluctuations of the European Interbank Offered Rate (EURIBOR), the London Interbank Offered Rate (LIBOR) and the indexed rates of Mexico, Brazil, Colombia and Argentina.

The sensitivity of profit and equity to the fluctuation in interest rates is as follows:

	Increase/decrease in interest rates (basis points)	Effect on income before taxes	Effect on equity before taxes
2007	+10	(2)	3
	(10)	2	(3)
2006	+10	(1)	3
	(10)	1	(3)

Exchange rate risk

The variations in the exchange rates can affect the fair value of:

•	Counter value of cash flows related to the purchase-sale of raw materials denominated in currencies other than local or functional currencies.

•	Debt denominated in currencies other than local or functional currencies.

•	Operations and investments in non-Euro currencies, and, accordingly, the counter value of equity contributed and results.

In order to mitigate these risks GAS NATURAL finances, to the extent possible, its investments in local currency. Furthermore, it tries to make, whenever possible, costs and revenues indexed in US Dollars coincide, as well as amounts and maturities of assets and liabilities arising from operations denominated in non-Euro currencies.

For open positions, the risks in investments in non-functional currencies are managed through financial swaps and foreign exchange fluctuation insurance within the limits approved for hedging instruments.

The non-Euro currency with which GAS NATURAL operates the most is the US Dollar. The sensitivity of results and consolidated equity of GAS NATURAL to a 5% variation (increase or decrease) in the US Dollar / Euro exchange rate is as follows:

		2007	2006
Effect on income before taxes	+5%	1	1
	(5%)	(1)	(1)
Effect on equity before taxes	+5%	(21)	(38)
	(5%)	23	42

Commodity price exchange risk

GAS NATURAL is exposed to the variation in commodity prices since a major portion of its operating expenses are linked to the purchase of gas for commercialisation in the free market and supply to regulated markets. Likewise, its combined cycle plants are fuelled by natural gas. Of special note is the effect of seasonality on demand during winter consumption peaks, representing the need to acquire additional gas to guarantee the continuity of supply through spot market purchases at prices that are higher than those under long-term supply contracts. Additionally, as a result of the significant presence in the power generation business, GAS NATURAL is exposed to electricity sale prices.

The exposure to these risks is managed and mitigated through the monitoring of its position regarding these commodities. Additionally, in the gas business one tries to balance purchase and supply obligations and diversification and management of supply contracts. When it is not possible to achieve a natural hedge the position is managed, within reasonable risk parameters, through derivatives to reduce exposure to price risk, generally through hedging instruments.

The sensitivity of income and net equity to the variation in the fair value of derivatives to hedge commodity prices, taking the Henry Hub index as the reference for the variation in gas price purchases and the sale price of electricity daily electricity market (OMEL) as the reference for the variation in the sale price of electricity, is as follows:

	Increase/decrease in the Henry Hub index (purchase price of gas)	Effect on income before taxes	Effect on equity before taxes
2007	+10%	—	1
	(10%)	—	(1)
2006	+10%	—	3
	(10%)	—	(3)

	Increase/decrease in the OMEL price (electricity sale price)	Effect on income before taxes	Effect on equity before taxes
2007	+10%	(4)	(14)
	(10%)	4	14
2006	+10%	—	—
	(10%)	—	—

Credit risk

The credit risk arising from the default of a counterparty is controlled through policies that assure that wholesale sales of products are made to customers with an appropriate credit history, for which the respective solvency studies are established and based on which the respective credit limits are assigned.

Furthermore, the outstanding trade receivables are stated on the balance sheet net of provisions for bad debts, estimated by GAS NATURAL on the basis of the experience in previous years in line with the prior segregation of customer portfolios and the current economic environment.

In order to mitigate credit risk arising from financial positions, GAS NATURAL derivatives contracts and places treasury surpluses is done in banks and financial entities that are highly solvent and rated by Moody’s and S&P.

At December 31, 2007 and 2006 GAS NATURAL does not have significant concentrations of credit risk.

The breakdown of the age of financial receivables overdue but not considered bad debts at December 31, 2007 and 2006 is as follows:

	At 31.12.2007	At 31.12.2006
Less than 90 days	175	179
90-180 days	33	71
More than 180	1	1

Total	209	251

Liquidity risk

GAS NATURAL has liquidity policies that ensure compliance with its payment commitments, diversifying the coverage of financing needs and debt maturities. A prudent management of the liquidity risk include maintaining sufficient cash and realisable assets and the availability of funds sufficient to cover credit obligations.

At December 31, 2007, the availability of liquidity totals Euros 5,807 million, taking into account cash (see Note 12), time deposits (see Note 9) and credit facilities and debt issues not drawn down (see Note 17).

Note 20. Other non-current liabilities

The breakdown of this account at December 31, 2007 and 2006 is as follows:

	31.12.07	31.12.06
Finance lease liabilities (1)	382	312
Payables for leveling of capacity income (2)	116	—
Other liabilities (3)	60	83
Deposits and guarantee deposits	41	40

Total	599	435

(1)	Finance lease liabilities.

In December 2007 a 138,000 m3 gas transport tankers was acquired through a 25-year time-charter lease maturing 2032, extendible for consecutive periods of 5 years, and which represents a joint investment of Euros 162 million relating to the current value of the payments to which Repsol YPF (50%) and GAS NATURAL (50%) are committed.

In 2003, GAS NATURAL acquired two cryogenic gas transport tankers with a 276,000 m3 capacity through finance lease agreements. The contract’s duration is 20 years, maturing in 2023.

Minimum lease payments are as follows:

	31.12.07			31.12.06
	Nominal	Discount	Present value	Nominal	Discount	Present value
Not later than 1 year	36	(2)	34	29	(2)	27
Between 1 and 5 years	144	(29)	115	116	(24)	92
Later than 5 years	612	(345)	267	517	(297)	220

Total	792	(376)	416	662	(323)	339

(2)	Payable for leveling of capacity income.

This account includes the installed capacity revenues invoiced and pending recognition as income through the leveling of income over the term of the power purchase agreement (PPA) in Mexico.

3)	Other liabilities.

These basically include the repurchase obligations of preference shares of Buenergia Gas & Power, Ltd. The 47.5% indirect interest in EcoEléctrica LP is held through the company Buenergía. This company is 95% owned by Invergas Puerto Rico, S.A. and 5% owned by a subsidiary of the General Electric Group, named Project Finance XI (PFXI). PFXI is, as well, the holder of the preference shares of Buenergía, which gives it a preference right over the dividends of this company, which must be repurchased by Buenergía as the company distributes profit, in line with the following schedule:

US Dollars million
2008 (1)	16
2009	15
2010	21
More than 5 years	27

Total	79

(1)	Includes the short-term part of Other current liabilities mentioned in Note 21.

Note 21. Other current liabilities

The breakdown of Other current liabilities at December 31, 2007 and 2006 is as follows:

	At 31.12.07	At 31.12.06
Expenses incurred pending to be paid	124	94
Other liabilities	27	36
Finance lease liabilities	34	27
Dividend to be paid	205	168

Total	390	325

Note 22. Trade and other payables

The breakdown at December 31, 2007 and 2006 is as follows:

	At 31.12.07	At 31.12.06
Trade payables	1,909	1,650
Trade with related parties (1)	16	7
Amounts due to associates	1	4
Social security and other taxes	195	161
Amounts due to employees	29	21
Others	—	5

Total	2,150	1,848

(1)	Repsol YPF Group, Suez Group in 2007

Most of the payables do not accrue interest and fall due in less than 30 days in the case of gas purchases and 30 to 90 days for the other providers.

Note 23. Tax situation

The Tax Group represented by Gas Natural SDG, S.A. as the parent company has been taxed since 1993 under the Consolidated Tax Regime in accordance with the Special Regime for Group Companies, regulated under Chapter VII of Title VII of Royal Legislative Decree 2004/5 March, which involves the joint determination of taxable income of GAS NATURAL and the deductions and allowances on the tax payable.

In 2007, the Consolidated Tax Group of Gas Natural SDG, S.A. was made up of the following companies: Gas Natural Castilla y León, S.A., Gas Natural Cegás, S.A., Gas Natural Castilla La Mancha, S.A., Compañía Auxiliar de Industrias Varias, S.A., Gas Natural Informática, S.A., Gas Natural Servicios SDG, S.A., Gas Natural Andalucía, S.A., Gas Natural Internacional SDG, S.A., Holding Gas Natural, S.A., La Propagadora del Gas, S.A., La Energía, S.A., Sagane, S.A., Gas Natural Cantabria SDG, S.A., Gas Natural Murcia SDG, S.A., Desarrollo del Cable, S.A., Gas Natural Electricidad SDG, S.A., Gas Natural Comercializadora, S.A., Gas Natural Aprovisionamientos SDG, S.A., Gas Navarra, S.A., Gas Natural Rioja, S.A., Gas Natural Distribución Eléctrica, S.A., Gas Natural Soluciones, S.L., Invergas Puerto Rico, S.A., Sociedad de Tratamiento Hornillos, S.L., Gas

Natural Distribución SDG, S.A., Gas Natural Transporte SDG, S.L., Gas Natural Corporación Eólica, S.L., Gas Natural Exploración, S.L., Distribuidora Eléctrica Navasfrías, S.L., Electra de Abusejo, S.L., Gas Natural Capital Markets, S.A., Gas Natural Eólica, S.A., Tratamiento Almazán, S.L., Gas Natural Comercial SDG, S.L., Portal del Instalador, S.A., Aplicaciones y Proyectos Energéticos, S.A., Boreas Eólica, S.A., Boreas Eólica 2, S.A., Desarrollo de Energías Renovables, S.A., Desarrollo de Energías Renovables Castilla La Mancha, S.A., Gas Natural Wind, S.L., Gas Natural Wind 2, S.L., Gas Natural Wind 3, S.L., Gas Natural Wind 4, S.L., Gas Natural Wind 5, S.L., Gas Natural Wind 6, S.L., Gas Natural Wind Canarias, S.L., Gas Natural Energy Canarias, S.L. and Gas Natural West África, S.L.

Other companies resident in Spain that are not included in the Tax Group are taxed individually.

The profit for the year of other companies of GAS NATURAL are taxed in each country in which they operate at the current corporate income tax rate. Additionally, in some countries the minimum presumed income tax or asset tax on certain assets and liabilities is recorded. These are taxes than can be computed as payments on account of income tax on the profit that may be generated in the next 10 years.

The reconciliation of accounting profit to tax profit for corporate income tax purposes is as follows:

	31.12.07	31.12.06
Income before taxes	1,415	1,231

Non-deductible expenses and non-computable income	(28)	(187)
Individual companies	(209)	(303)
Consolidated adjustments	181	116

Temporary differences:	151	(71)
Provisions	89	(22)
Other items	62	(49)

Prior taxable income	1,538	973

Offset of tax loss carryforwards	(3)	(27)

Taxable income	1,535	946

The reconciliation between the applicable tax rate and the actual tax rate for 2007 and 2006 is as follows:

	2007	%	2006	%
Income before taxes	1,415		1,231

Statutory tax	460	32.5	431	35.0

Reinvestment tax deductions	(68)	(4.8)	(45)	(3.7)
Other tax deductions	(13)	(0.9)	(13)	(1.1)
Change in tax rate in Spain	4	0.3	(8)	(0.6)
Tax rates for foreign companies	(27)	(2.0)	(46)	(3.7)
Effect of net profit under equity accounting	(2)	(0.1)	(2)	(0.2)
Tax differences against prior years and others	5	0.3	(15)	(1.2)

Accrued corporate income tax	359	25.3	302	24.6

Due to the amendment enacted by Law 35/2006 of November 28, by virtue of which the general corporate income tax rate in Spain has been reduced from 35% to 32.5% for tax years beginning as from 1 January 2007 and to 30% for tax years beginning as from 1 January 2008, the credits for tax loss carryforwards available for offset at the year end have been adjusted, along with the deferred tax on the basis of the amount expected to be recovered or paid, respectively. The aforementioned adjustments have been recorded under income tax expense, except if they are related to items initially recorded against net equity. These adjustments represent an increase in corporate income tax of Euros 4 million in 2007 and a decrease in the corporate income tax expense of Euros 8 million in 2006.

Law 12/2007 of July 2, amended the Spanish Corporate Income Tax Act in relation to the tax regime for the transfer of assets under provisions of anti-trust legislation. As a result, profit from the sale of shareholdings in Enagás, S.A. are recorded in the year they are transferred, or the year in which the assets and rights in which the reinvestment materialises are written off the balance sheet, subtracting the reinvestment deduction from the gross tax payable during the tax period in which the legislation established the transfer obligation was enacted.

The revenues eligible for the reinvestment deduction set down under Royal Legislative Decree 4/2004, which basically derive from the sale of shareholdings in Enagás, S.A., and the investments in which they have materialised, break down as follows:

Year of sale	Amount generated from sale	Amount reinvested
2002	917	917
2003	39	39
2004	327	327
2005	432	432
2006	321	321
2007	122	122

Total	2,158	2,158

The reinvestment has been made in fixed assets related to economic activities, carried out by Gas Natural SDG, S.A.: or any other company included in the Consolidated Tax Group, by virtue of the provisions of article 75 of the Corporate Income Tax Act.

The tax expense for the year is as follows:

Tax on income	31.12.07	31.12.06
Current tax	461	309
Deferred tax	(102)	(7)

Total	359	302

The breakdown of the deferred tax is as follows:

	31.12.07	31.12.06
Deferred income tax assets:
Non-current	238	124
Current	36	131
	274	255
Deferred income tax liabilities
Non current	(478)	(420)
Current	(17)	(51)
	(495)	(471)
Net deferred income tax	(221)	(216)

The breakdown of deferred taxes is as follows:

Deferred tax assets	Provisions for employee benefit obligations	Accruals	Tax losses carried forward	Deferred expenses for tax purposes	Financial instruments	Other	Total
At 1.1.06	56	9	60	35	11	52	223

Charged/(credited) to income statement	(11)	8	(8)	1	25	15	30
Business combinations	—	—	4	1	—	—	5
Charged to equity	—	—	—	—	5	—	5
Cumulative translation adjustments	—	—	(3)	(1)	(1)	(3)	(8)
Others	(10)	16	(12)	10	—	(4)	—

At 31.12.06	35	33	41	46	40	60	255

Charged/(credited) to income statement	(2)	26	(3)	1	(24)	12	10
Business combinations	—	—	8	—	—	13	21
Charged to equity	—	—	—	—	(2)	—	(2)
Cumulative translation adjustments	1	1	(1)	3	—	(3)	1
Others	(4)	5	(2)	(1)	(2)	(7)	(11)

At 31.12.07	30	65	43	49	12	75	274

Deferred tax liabilities	Amortisation differences	Reinvestment capital gains	Fair value business combi- nation	Fair value available for sale assets	Financial instruments	Other	Total
At 1.1.06	49	144	153	72	6	26	450

Charged/(credited) to income statement	(3)	34	(17)	—	27	(4)	37
Business combinations	—	—	15	—	—	—	15
Charged to equity	—	—	—	(33)	4	—	(29)
Cumulative translation adjustments	(2)	—	—	—	—	(1)	(3)
Others	16	—	(1)	—	(5)	(9)	1

At 31.12.06	60	178	150	39	32	12	471

Charged/(credited) to income statement	—	(55)	(11)	—	(25)	(1)	(92)
Business combinations	47	—	65	—	—	11	123
Charged to equity	—	—	—	(6)	5	—	(1)
Cumulative translation adjustments	(2)	—	2	—	1	(2)	(1)
Others	(8)	—	—	—	(1)	4	(5)

At 31.12.07	97	123	206	33	12	24	495

The reversal of the deferred tax liability for reinvestment of capital gains basically includes the application of Law 12/2007 which has been subtracted from corporate income tax expense.

Gas Natural SDG, S.A. is open to inspection by the Tax Authorities for the years between 2003 and 2007 for all applicable taxes. The information on the main actions of the Tax Authorities and the position of the entity in each are discussed in the section on “Litigation and arbitration” in Note 36.

Note 24. Sales

The breakdown of this account for 2007 and 2006 is as follows:

	2007	2006
Natural gas sales	7,699	7,827
Electricity sales	1,117	1,370
Access to transmission networks	617	566
Installation rental, maintenance and management services	368	337
Transportation services	98	115
Other revenues and services to clients	194	133

Total	10,093	10,348

Note 25. Other income

The breakdown of this account for 2007 and 2006 is as follows:

	2007	2006
Other management income	65	100
Income from works	15	21
Others	1	3

Total	81	124

Note 26. Procurements

The breakdown of this account for 2007 and 2006 is as follows:

	2007	2006
Energy purchases	6,145	6,872
Access to transmission networks	408	408
Other purchases	189	146
Stock variation	5	(8)

Total	6,747	7,418

Note 27. Personnel costs

The breakdown of this account for 2007 and 2006 is as follows:

	2007	2006
Wages and salaries	244	232
Social security costs	55	51
Pension costs—defined contribution plans	9	11
Defined benefit plans and other post-employment benefits	2	2
Capitalized costs	(47)	(46)
Other	45	27

Total	308	277

The average number of employees of GAS NATURAL during 2007 has totalled 6,705, against 6,692 in 2006.

At December 31, 2007 GAS NATURAL had a total of 6,953 employees, of which 3,818 were located in Spain, 369 in the rest of Europe, 107 in North Africa, 2,582 in Latin America and 77 in Puerto Rico.

Under the provisions of the Spanish Gender Equality Act, Law 3/2007 of March 22, published in the Official State Gazette on March 23, 2007, the number of employees of GAS NATURAL at the 2007 year end broken down by job and gender is as follows:

	Men	Women	Total
Executives	406	86	492
Technicians	2,917	1,168	4,085
Administrative personnel	463	916	1,379
Workers	993	4	997

Total	4,779	2,174	6,953

Note 28. Other operating expenses

The breakdown of this account for 2007 and 2006 is as follows:

	2007	2006
Repairs and maintenance	184	174
Commercial services & advertising	169	169
Professional services & insurance	86	126
Local taxes	88	89
Computer services	24	22
Leases	34	35
Supplies	42	38
Other	274	269

Total	901	922

Note 29. Net finance cost

The breakdown of this account for 2007 and 2006 is as follows:

	2007	2006
Dividends	9	13
Interest income	51	38
Others	12	20

Total financial income	72	71

Financial expense from borrowings	(223)	(265)
Interest expenses of pension plans and other post-employment benefits	(4)	(5)
Others	(68)	(65)

Total financial expenses	(295)	(335)

Net exchange gains/(losses)	(2)	(2)
Net fair value gains/(losses) on derivative financial instruments	1	(1)
Fair value valuation of derivatives	18	(30)
Valuation of asset hedged by fair value derivatives	(17)	29

Net finance cost	(224)	(267)

Note 30. Gain on sales of non-current assets

The results from the sale of non-current assets in 2007 relate mainly to the capital gain on the sale of the 9.38% shareholding in Naturgas Energía Grupo, S.A. (Note 8).

The results from the sale of non-current assets in 2006 relate mainly to the capital gain on the sale of the 7.79% shareholding in Enagás, S.A. and the sale of the 10% shareholding in Gas Natural de Alava, S.A. (Note 8).

Note 31. Cash generated from operations

The breakdown of cash generated from operations in 2007 and 2006 is as follows:

	2007	2006
Net income for the period	1,056	929
Adjustments for:
Income tax	359	302
Depreciation (Note 5)	539	493
Amortisation (Note 6)	112	99
Net movements in provisions (Note 15)	115	69
Net movements in employee benefits (Note 16)	8	7
Net movements in provisions for trade creditors and other receivables	42	29
Net fair value gains/(losses) on derivative financial instruments (Note 29)	(1)	1
Gain on sales of non-current assets	(64)	(230)
Interest income (Note 29)	(72)	(71)
Interest expense (Note 29)	295	335
Share of loss/(profit) from associates (Note 7)	(8)	(5)
Exchange (gains)/losses (Note 29)	2	2
Deferred income applied to results (Note 14)	(30)	(46)
Other adjustments	(37)	(39)
Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation):
Inventories	(3)	31
Trade and other receivables	(232)	245
Trade and other payables	349	(4)

Cash generated from operations	2,430	2,147

Note 32. Business combinations

The most significant business combinations in 2007 are as follows:

On December 27, 2007 GAS NATURAL acquired in Mexico 100% of the share capital of the combined cycle power plant companies Central de Anáhuac S.A. de CV, Central Lomas del Real S.A. de CV, Central Valle Hermoso S.A. de CV, Central Saltillo S.A. de CV y Central Águila de Altamira S.A. de CV, Gasoducto del Río S.A. de CV y Controladora del Golfo S.A. de CV and Cía Mexicana de Gerencia y Operación S.A. de CV. If the acquisition had taken place on January 1, 2007, the contribution to sales and profit for the year would have been Euros 627 million and Euros 29 million, respectively.

Details of net assets acquired and goodwill are as follows:

Purchase consideration:
Cash paid	1,010
Total purchase consideration	1,010
Fair value of net assets acquired	923

Goodwill (Note 6)	87

GAS NATURAL has made the following provisional purchase price allocation to reflect the fair value of the assets and liabilities acquired:

	Fair value	Carrying amount
Property, plant and equipment	1,030	807
Other non current financial assets	43	43
Deferred income tax assets	21	21
Other current financial assets	112	112
Cash and cash equivalents	69	69

Total assets	1,275	1,052

Borrowings	15	15
Other non current liabilities	119	119
Deferred income tax liabilities	121	59
Other current liabilities	97	97

Total liabilities	352	290

Net assets acquired	923	762

Purchase consideration	1,010

Cash and cash equivalents in subsidiary acquired	69
Cash and outflow on acquisition	941

The fair value of the property, plant and equipment has been determined on the basis of the current value of the expected cash flows from the power purchase agreement (PPA) with the Comisión Federal de Electricidad of México. These contracts have a duration of 25 years as from the date on which each plant begins operating commercially.

The goodwill is attributable to the high yield of the business acquired and the benefits and synergies expected as a result of the acquisition and integration into the GAS NATURAL Group.

On December 17, 2007 GAS NATURAL acquired 100% of the share capital of ITAL.ME.CO SRL, an Italian Group mainly engaged in the distribution and commercialisation of gas operating in four central and southern regions of Italy. If the acquisition had taken place on January 1, 2007, the contribution to sales for the year would have been Euros 4 million and would have no impact in profit.

Details of net assets acquired and goodwill are as follows:

Purchase consideration:
Cash paid	24
Total purchase consideration	24
Fair value of net assets acquired	24

Goodwill (Note 6)	—

The assets and liabilities arising from the acquisition are as follows:

	Fair value	Carrying amount
Property, plant and equipment	57	53
Other current financial assets	28	28
Cash and cash equivalents	1	1
Total assets	86	82

Borrowings	8	8
Deferred income	24	24
Other non current liabilities	1	1
Provisions	1	1
Deferred income tax liabilities	1
Current borrowings	1	1
Other current liabilities	26	26
Total liabilities	62	61

Net assets acquired	24	21

Purchase consideration	24

Cash and cash equivalents in subsidiary acquired	1
Cash and outflow on acquisition	23

In February 2007 GAS NATURAL acquired 100% of the share capital of Eastern España S.A.U., a company mainly engaged in the research and exploitation of hydrocarbons and the transport, storage, purification and sale of by-products. The fair value of the net assets acquired of this company totals Euros 3 million and the purchase price is Euros 3 million, and, accordingly, no goodwill has been generated.

The most significant business combinations in 2006 are as follows:

In March 2006 GAS NATURAL acquired 100% of the share capital of Petroleum Oil & Gas España S.A., a company mainly engaged in the research and exploitation of hydrocarbons and the transport, storage, purification and sale of by-products. The business acquired contributed sales of Euros 5 million and results of Euros 2 million to the group for the period from March 1, 2006 to December 31, 2006. If the acquisition had taken place on January 1, 2006, the contribution to sales and profit for the year would have been Euros 6 million and Euros 2 million, respectively.

The breakdown of net assets acquired and goodwill is as follows:

Purchase consideration:
Cash paid	29
Total purchase consideration	29
Fair value of net assets acquired	27

Goodwill (Note 6)	2

The goodwill is attributable to the high profitability of the business acquired and the synergies expected to arise from the acquisition by GAS NATURAL.

The assets and liabilities arising from the acquisition are as follows:

	Fair value	Carrying value
Property, plant and equipment	48	16
Other non-current financial assets	4	4
Deferred income tax assets	5	5
Inventories	8	2
Other current financial assets	4	4
Cash and cash equivalents	6	6
Total assets	75	37

Non-current borrowings	6	6
Other non-current liabilities	11	—
Provisions	10	10
Deferred income tax assets	15	—
Current borrowings	1	1
Other current liabilities	5	5
Total liabilities	48	22

Net assets acquired	27	15

Purchase consideration	29

Cash and cash equivalents in subsidiary acquired	6
Cash and outflow on acquisition	23

Note 33. Joint ventures

GAS NATURAL has the following interest in joint ventures in December 2007 and 2006:

	2007 (%)	2006 (%)
UTE Gas Natural Servicios-Dalkia Energía	50.0	50.0
A.E.Hospital Universitario Trias Pujol	50.0	50.0
Sociedad de Tratamientos La Andaya, S.A.	45.0	45.0
Central Térmica La Torrecilla, S.A.	50.0	50.0
Los Castrios, S.A.	33.3	33.3
Desarrollo de Energías Renovables de Navarra, S.A.	50.0	50.0
Desarrollo de Energías Renovables la Rioja, S.A.	36.3	36.3
Molinos del Cidacos, S.A.	50.0	50.0
Molinos de la Rioja, S.A.	33.3	33.3
Molinos de Linares, S.A.	33.3	33.3
Montouto 2000, S.A.	49.0	49.0
Explotaciones Eólicas Sierra de Utrera, S.L.	50.0	50.0
CH4 Energía S.A. de C.V.	50.0	50.0
Transnatural S.R.L. de México	50.0	50.0
EcoEléctrica Holding Ltd y dependientes	50.0	50.0
Repsol—Gas Natural LNG, S.L.	50.0	50.0
El Andalus LNG SPA	32.0	32.0
Gas Natural Vehicular del Norte, Asociación en Participación	51.0	—
Energías Eólicas de Lanzarote, S.A.	50.0	—
Energías Eólicas de Fuerteventura S.A.	50.0	—
Alas Capital & GN, S.A.	40.0	—

The following amounts represent GAS NATURAL’s interest share of assets and liabilities, and sales and results of the joint ventures.

	At 31.12.07	At 31.12.06
Non-current assets	462	472
Current assets	88	101

Assets	550	573

Non-current liabilities	294	337
Current liabilities	118	75

Liabilities	412	412

Net assets	138	161

	At 31.12.07	At 31.12.06
Income	232	244
Expenses	218	228

Income after taxes	14	16

There are no contingent liabilities relating to the joint ventures. Commitments includes the gas purchase commitment made by EcoEléctrica LP of 28,764 Gwh at December 31, 2007 and 31,161 Gwh at December 31, 2006.

Additionally, GAS NATURAL at December 31, 2007 has an interest in the assets and operations of the joint ventures broken down below, from which it obtains income and incurs expenses in proportion to its shareholding:

Name	Shareholding (%)	Operator	Activity
Spain
Boquerón	4.50	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Casablanca	9.46	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Barracuda	12.01	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Rodaballo	4.00	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Chipirón	2.00	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Romeral	55.00	Petroleum Oil & Gas España, S.A.	Exploration and production
Murcia-Siroco	40.00	Repsol Investigaciones Petrolíferas, S.A.	Exploration
Sestao Knutsen	50.00	Repsol Gas Natural LNG, S.L.	Transport of LNG
Algeria
Gassi-Chergui	30.00	Repsol Exploración Argelia, S.A.	Exploration

Note 34. Related-parties disclosures

Under article 37 of the Financial System Reform Measures Act, Law 44/2002, we set out below the operations in 2007 and 2006 between GAS NATURAL and related natural and legal persons.

Related persons are as follows:

•

Significant shareholders of GAS NATURAL, i.e. those directly or indirectly owning 5% or more, and those who, though not significant, have exercised the power to appoint a member of the Board of Directors.

Based on the foregoing definition, GAS NATURAL’s related parties are Caixa d’Estalvis i Pensions de Barcelona (”la Caixa” Group), Repsol YPF S.A. Group, Suez Group (for 2007), Holding de Infraestructuras y Servicios Urbanos, S.A. (HISUSA) and Caixa d’Estalvis de Catalunya.

•

Directors and executives of the company, and their immediate families. The term “director” means a member of the Board of Directors; “executive” means a member of the Management Committee of GAS NATURAL. The operations with directors and executives are disclosed in Note 35.

Transactions with the ”la Caixa”

•

Loans. ”la Caixa” participates in syndicated loans of $29.0 million (Euros 20 million), maturing in 2009. At December 31, 2006 the participation in syndicated loans was Euros 52 million and $29 million (Euros 22 million) maturing between 2007 and 2009.

”la Caixa” is the mediating bank coordinating the syndicated “Club Deal” loan in which it participates in the amount of Euros 10 million. This amount relates to both December 31, 2007 and 2006.

EMTN and ECP programs. ”la Caixa” is one of the eight dealers in the EMTN program (Euro Medium Term Notes) of GAS NATURAL, and one of the five dealers in the ECP program (Euro Commercial Paper).

The accrual of unpaid interest totals Euros 1 million at December 31, 2007. At December 31, 2006 this amount totalled Euros 3 million. The interest accrued totals Euros 7 million and Euros 8 million at December 31, 2007 and December 31, 2006, respectively.

•

Credit facilities. GAS NATURAL has Euros 231 million in credit facilities and it has drawn down Euros 81 at December 31, 2007. At December 31, 2006 the credit facilities available totalled Euros 200 million, of which Euros 15 million were drawn down. Interest accrued amounted to Euros 1 million at December 31, 2007 and December 31, 2006.

•	Guarantees. Guarantees given amounted to Euros 73 million out of a limit of Euros 84 million and Euros 86 million out of a limit of Euros 98 million at December 31, 2007 and 2006, respectively.

GAS NATURAL is the counter-guarantor for a loan that ”la Caixa” has granted to Gas Natural BAN. The income from this transaction totals Euros 1 million and Euros 2 million at 31 December, 2007 and 2006, respectively.

•

Hedging operations. At December 31, 2007 there are exchange rate hedges totalling Euros 404 million for future payments in foreign currency and Euros 390 million for interest payments. The hedges at December 31, 2006 total Euros 689 million for future payments in currencies and Euros 405 million in interest payments.

During 2007, total exchange rate hedges totalled Euros 2,585 million. During 2006 the total hedging operations for exchange rates totalled Euros 2,286 million.

•

Bank accounts and investments. At December 31, 2007 bank accounts and investments totalled Euros 111 million, and at December 31, 2006 Euros 43 million. The interest accrued under this heading at December 31, 2007 amounted to Euros 8 million and Euros 3 million at December 31, 2006.

•

Pension plans and insurance policies. The amounts paid at December 31, 2007 for contributions to pension plans and insurance policies for personnel totalled Euros 2 million, having redeemed premiums totalling Euros 9 million. In 2006 the amount paid totalled Euros 8 million.

•

Others. The remuneration received by GAS NATURAL for the collection management of invoices for gas installation financing operations totalled Euros 1 million and Euros 2 million at December 31, 2007 and 2006, respectively.

Commissions and other services provided by ”la Caixa” accrued at December 31, 2007 and December 31, 2006 totalled Euros 7 million.

•	Dividends. Dividends paid at December 31, 2007 amounted to Euros 145 million and Euros 124 million at December 31, 2006.

Transactions with the Repsol YPF S.A.

•

Sales and purchases. Purchases of natural gas, liquefied natural gas, materials and sundry services amounted to Euros 859 million and Euros 844 million at December 31, 2007 and December 31, 2006, respectively.

Sales of natural gas, liquefied gas, electricity and sundry services amounted to Euros 374 million and Euros 237 million at December 31, 2007 and December 31, 2006, respectively.

•	GAS NATURAL and Repsol YPF jointly manage the midstream business of the investee company Repsol-Gas Natural LNG, S.L. in which they each hold a 50% stake.

In November 2007 a new methane tanker has been added to the fleet, the Sestao-Knutsen, with a capacity of 138,000 m3 through a time-charter jointly held by Repsol YPF (50%) and GAS NATURAL (50%).

•	Agreement for the exploration and joint development of an integrated gassistic project in Angola.

•

Others. The Reinsurance Program has been renewed with a group of insurance companies in which Repsol YPF holds up to 30%. The amount accrued at December 31, 2007 for this and other reinsurance operations relating to 30% and totalled Euros 6 million. At December 31, 2006 the amount totalled Euros 5 million.

•	Dividends. Dividends paid at December 31, 2007 totalled Euro 135 million. At December 31, 2006 this amount totalled Euros 116 million.

Transactions with Suez Group

•	Purchases and sales. The acquisitions of natural gas, procurements, materials and sundry services totalled Euros 100 million at December 31, 2007.

•	The sales of natural gas and sundry services totalled Euro 683 million at December 31, 2007.

•	Dividends. Dividends paid at December 31, 2007 totalled Euros 14 million.

Transactions with Caixa d’Estalvis de Catalunya

•

Credit facilities. GAS NATURAL has Euros 30 million in credit facilities and it has drawn Euros 23 million at December 31, 2007. At December 31, 2006 the credit facilities available totalled Euros 30 million, of which Euros 1 million were drawn down.

•	Guarantees. Guarantees given amounted to Euros 28 million out of a limit of Euros 60 million at December 31, 2007 and December 31, 2006.

•	Hedges. At December 31, 2007 there are interest rate hedges totalling Euros 12 million, which totalled Euros 14 million at December 31, 2006.

In 2007 total exchange rate hedges totalled Euros 6 million. These hedges have been settled during the year.

•	Others. Caixa Catalunya participates in a lease transaction totalling Euros 2 million which expires in 2008.

The amount of commissions and interest accrued at December 31, 2007 totals Euros 2 million.

•	Dividends. Dividends paid at December 31, 2007 amounted to Euros 13 million. At December 31, 2006 the amount paid totalled Euros 11 million.

Transactions with HISUSA

HISUSA is a company 51% owned by the Suez Group and 49% owned by the ”la Caixa” Group.

•	Dividends. Dividends paid at December 31, 2007 amounted to Euros 22 million. At December 31, 2006 the amount paid totalled Euros 20 million.

Note. 35 Information regarding members of the Board of Directors and Management Committee

Remuneration of the members of the Board of Directors

The members of the Board of Directors collected a total of Euros 5,812 thousand (Euros 4,881 thousand in 2006) in meeting attendance fees (Board of Directors and its Committees) and other direct responsibilities at various executive levels at December 31, 2007.

The total remuneration paid to the members of the Board of Directors of Gas Natural SDG, S.A. for belonging to the Management Committee, the Executive Committee, the Audit and Control Committee (ACC), the Appointments and Remuneration Committee (ARC), the Strategy, Investment and Competition Committee (SICC) totalled Euros 4,092 thousand in 2007 (Euros 3,753 thousand in 2006) and breaks down as follows:

	Remuneration (thousand euros)
	Office	Board	Executive Committee	ACC	ARC	ISCC	Total
Mr. Salvador Gabarró Serra	Chairman	550	550	—	—	—	1,100
Mr. Antonio Brufau Niubó	Vice-Chairman	127	126	—	12	—	265
Mr. Rafael Villaseca Marco	Chief Executive Office	127	126	—	—	—	253
Mr. José Vilarasau Salat	Member	127	—	—	—	—	127
Mr. Enrique Alcántara-García Irazoqui	Member	127	—	—	—	—	127
Mr. José Luis Jové Vintró	Member	127	126	6	—	—	259
Mr. Carlos Kinder Espinosa	Member	127	126	—	—	2	255
Mr. Nemesio Fernández-Cuesta Luca de Tena (2)	Member	69	—	—	—	—	69
Mr. Enrique Locutura Rupérez (3)	Member	58	—	—	—	—	58
Mr. Guzmán Solana Gómez (2)	Member	69	69	6	—	—	144
Mr. Demetrio Carceller Arce (3)	Member	58	57	—	—	—	115
Mr. Fernando Ramírez Mazarredo	Member	127	—	12	—	—	139
Caixa d’Estalvis de Catalunya (1)	Member	127	—	—	—	—	127
Mr. Carlos Losada Marrodán	Member	127	126	—	—	2	255
Mr. Santiago Cobo Cobo	Member	127	126	—	—	2	255
Mr. Emiliano López Achurra	Member	127	—	—	—	—	127
Mr. Miguel Valls Maseda	Member	127	—	12	12	—	151
Mr. Jaime Vega de Seoane Azpilicueta	Member	127	—	—	—	—	127
Mr. José Arcas Romeu	Member	127	—	—	12	—	139

		2,582	1,432	36	36	6	4,092

(1)	Represented by Mr. José María Loza Xuriach.
(2)	Resigned on 29.06.07.
(3)	Appointed on 29.06.07.

On February 23, 2007 the Board of Directors adopted a resolution to suppress the Strategy, Investment and Competition Committee (SICC). The functions of this Committee have been taken over by the Executive Committee.

The members of the Board of Directors of the Company have not received any remuneration for profit sharing or premiums. Neither have they received shares or share options during the year, nor have they exercised options nor held options to be exercised.

The remuneration for all items accrued in 2007 by those members of the Board of Directors that have had labour-related relationships with, or have held executive responsibilities in, GAS NATURAL totals Euros 1,720 thousand (Euros 1,128 thousand in 2006). This amount includes the contributions to pension plans and insurance premiums. The total amount accumulated for pension or retirement benefits or the like total Euros 312 thousand.

The contract with the Chief Executive Officer contains a clause that establishes a severance indemnity that triples his annual compensation in the event of termination of the labour relationship and an indemnity of one year’s remuneration for the post-contractual non-compete clause with a term of one year.

The amount of the remuneration accrued in 2007 by the members of the Board of Directors of GAS NATURAL for belonging to the administrative bodies of other investee companies totals Euros 77 thousand (Euros 82 thousand in 2006).

Operations with Directors

As per the provisions of Law 26/2003/17 July, the Company’s Directors have the following shareholdings or hold offices or undertake functions in companies with the same, analogous or complementary activity as the Company at December 31, 2007 as GAS NATURAL:

Number of shares and % shareholding
Directors and offices in other companies with similar or complementary activities	Office in Gas Natural SDG	Gas Natural	Enagás	Repsol YPF	Endesa	Iberdrola
Mr. Salvador Gabarró Serra	Chairman	—	10 (0.000)	—	—	10,350 (0.001)
Member Board of Directors of Enagás, S.A. Vice-Chairman of ”la Caixa” Board Member of Criteria CaixaCorp, S.A.
Mr. Antonio Brufau Niubó	Vice-Chairman	32,306 (0.007)	—	205,621 (0.017)	—	—
Executive Chairman of Repsol YPF, S.A. Chairman of YPF, S.A.
Mr. Rafael Villaseca Marco	Member	1,000 (0.000)	356 (0.000)	646 (0.000)	859 (0.000)	2,544 (0.000)
Vice-Chairman of Repsol-Gas Natural LNG, S.L. Chairman of Gas Natural Aprovisionamientos SDG, S.A.
Mr. José Vilarasau Salat	Member	90 (0.000)	—	—	—	—
Mr. Santiago Cobo Cobo	Member	—	—	—	—	—
Mr. Carlos Losada Marrodán	Member	—	—	—	—	—
Mr. Fernando Ramírez Mazarredo	Member	200 (0.000)	—	200 (0.000)	—	—
General Economic-Finance Director of Repsol YPF, S.A.
Mr. Carlos Kinder Espinosa	Member	100 (0.000)	—	—	—	—
Mr. Enrique Alcántara-García Irazoqui	Member	3,834 (0.001)	—	—	—	—
Caixa d’Estalvis de Catalunya	Member	13,550,000 (3.03)	—	19,868,984 (1.627)	—	—
Mr. Emiliano López Achurra	Member	—	—	—	—	—
Mr. Miguel Valls Maseda	Member	2,000 (0.000)	—	—	—	—
Mr. Jaime Vega de Seoane Azpilicueta	Member	—	—	—	—	—
Mr. José Arcas Romeu	Member	415 (0.000)	—	—	—	5,226 (0.001)
Mr. José Luis Jové Vintró	Member	100 (0.000)	—	—	—	3,497 (0.000)
Mr. Demetrio Carceller Arce	Member	1,000 (0.000)	—	—	—	—
Mr. Enrique Locutura Rupérez	Member	4,134 (0.001)	—	3,719 (0.000)	—	—
General Director of GNL of Repsol YPF, S.A. Chairman of Repsol-Gas Natural LNG. S.L.

In respect of the scope of the information required by article 127.3.4 of the Spanish Companies Act, we have disclosed the shareholding in the capital held directly or indirectly by the Directors in companies with the same, analogous or complementary activity as that of GAS NATURAL, or in companies that meet the same characteristics in group, associates or unrelated companies.

In 2007 and 2006 the Directors of the Company have not carried out any operations outside the ordinary course of business or which have not been undertaken under normal market conditions with the company or with companies in the GAS NATURAL Group.

Remuneration of Management Committee

The total remuneration paid to the Management Committee, excluding the Chief Executive Officer, who is included in the section on the remuneration of the members of the Board of Directors, totalled in 2007 Euros 4,885 thousand (Euros 3,025 thousand in 2006), including Euros 4 thousand in benefits for belonging to the Board of Directors of other investee companies and Euros 108 thousand for contributions to pension plans and insurance premiums. The total accumulated amount for pension, retirement or similar benefits totals Euros 5,035 thousand (Euros 3,871 thousand in 2006).

The contracts entered into with the members of the Management Committee have compensation or indemnity clauses that give their beneficiaries the following rights, in the event of termination of the labour relationship as the result of an unlawful dismissal, an amount that varies between a minimum of 1 and a maximum of 5 annuities plus a post-contractual non–compete indemnity for a period of 2 years, agreed with each members based on their seniority. At December 31, 2007 there were 8 beneficiaries.

The cost of the total indemnities received by members of the Executive Committee who have terminated their employment relationship in 2007 totals Euros 4,674 thousand (Euros 3,648 thousand in 2006).

Note 36. Contingent liabilities and commitments

Guarantees

At December 31, 2007, Gas Natural SDG, S.A. has asked for guarantees from financial institutions for Euros 742 million at December 31, 2007, in respect of current litigation and trading transactions of the Group companies. GAS NATURAL estimates that the unforeseeable liabilities at December 31, 2007, if any, that could arise from the guarantees given would not be significant.

Commitments

The following table presents our contractual commitments at December 31, 2007:

	At December 31, 2007
Contractual obligations	Total	2008	2009	2010	2011	2012	and beyond
Finance leases (1)	792	36	36	36	36	36	612
Operating leases (2)	321	56	49	34	35	59	88
For purchases of natural gas (3)	58,363	4,865	4,067	4,022	3,955	3,729	37,725
For the transport of natural gas (4)	1,131	129	107	105	106	72	612
For the sale of natural gas (5)	5,642	1,319	707	440	341	344	2,491
Power purchase agreement (6)	2,837	183	191	183	165	169	1,946
Investment commitments (7)	376	196	118	62	—	—	—
Other liabilities (8)	53	11	10	14	10	4	4

Total contractual obligations	69,515	6,795	5,285	4,896	4,648	4,413	43,478

(1)	Reflects the payments foreseen for finance leases for three LNG gas transport tankers.
(2)	Reflects the future payments foreseen for leases for six LNG gas transport tankers and the rent for the “Torre del Gas” building, owned by Torre Marenostrum, S.L. for which GAS NATURAL has an operating lease for a period without a purchase option of 10 years as from March 2006, extendible at fair value for successive periods of 3 years, discretionary for GAS NATURAL but binding for Torre Marenostrum, S.L.
(3)	Reflects the long-term commitments to purchase natural gas under “take or pay” gas supply agreements. Normally, these agreements have a term from 20 to 25 years, a minimum quantity of gas to be purchase and price revision mechanism indexed to international natural gas prices and regulated natural gas prices in countries in which the gas is sold. The contractual commitments under these contracts have been calculated on the basis of our best estimates of natural gas prices at December 31, 2007.
(4)	Reflects the long-term commitment to purchase gas transport capacity calculated on the basis of prices at December 31, 2007.
(5)	The commitment for the sale of natural gas. We have calculated our contractual commitments under these contracts on the basis of natural gas prices at December 31, 2007.
(6)	Reflects the commitments under contract for the power purchase agreement (PPA) in Mexico and Puerto Rico. The commitments under these contracts have been calculated on the basis of natural gas prices at December 31, 2007.

(7)	Reflects basically the commitment for payments under the turnkey contracts for the construction of the combined cycle plant in Malaga (with a 400MW capacity) and the Barcelona Harbour (with a 850 MW capacity).
(8)	Reflects the commitments for the repurchase of preferred shares from Buenergía Gas&Power Ltd. (See Note 20).

Litigation and arbitration

At the date of formulation of these consolidated annual accounts the main litigation and arbitration involving GAS NATURAL are as follows:

Atlantic LNG arbitration

Atlantic LNG 2/3 Trinidad and Tobago has provided us with notice of the initiation of an arbitration regarding the revision of LNG supply prices under our supply agreement with this company. The arbitration process is in its initial phase.

Sonatrach

After an exchange of correspondence with Sonatrach in regards to certain differences in the interpretation of certain clauses in the supply contract, Sonatrach has filed for arbitration in order to modify the contracts, especially their pricing formula. GAS NATURAL has opposed this suit and has filed a counter-claim to execute a decrease in price.

Project Gassi Touil

Sonatrach has initiated an international arbitration proceeding in relation to the integrated Gassi Touil project requesting that its resolution of its contract with GAS NATURAL and Repsol YPF be declared licit. The three companies have announced that they will claim indemnities, which, at this time, have not been quantified. The arbitration court has set the conditions for the provisional transfer of the activities to Sonatrach as requested by the three companies, subjecting its economic consequence to the final ruling. The accumulated investment in the Gassi Touil project, which is carried under Other property, plant and equipment, totals Euros 143 million, net of the exploration costs already depreciated in the amount of Euros 11 million. It is estimated that the final result of these proceedings will not have a significant negative impact on these annual accounts.

Arbitration with Endesa

On September 13, 2006 Endesa filed arbitration proceedings to dispute the gas supply contract dated October 14, 1998. On October 10, 2006 GAS NATURAL filed another request to initiate arbitration on the same contract. The arbitration process is in its initial phase.

Arbitration with Tejas Gas de Toluca de R.L. de C.V.:

On January 18, 2007 GAS NATURAL received notice of an arbitration claim filed by Tejas Gas de Toluca S. de R.L. de C.V. (Tejas Gas) against Gas Natural México S.A. de C.V. and PEMEX, to which it provides transport service claiming the payment of the alleged differences according to its interpretation of the contract. The amount claimed is not fully disclosed in the claim since it refers to differences that occur from month to month, which net accumulated amount is estimated at Pesos 83 million at December 31, 2007. The proceedings are continuing and a favourable outcome is expected.

Investment and Customer Coverage Commitments in Mexico

In compliance with the conditions of the bids for distribution permits in Toluca, Distrito Federal, Bajío and Bajío Norte, GAS NATURAL gave guarantees totalling US$ 23 million to ensure investment and customer coverage commitments, which at the date of termination of the initial period could not be met, especially in relation to customer coverage, due to force majeure, including the delay in the construction of the distribution infrastructures to be built by third parties and necessary for the gasification of certain areas in which the distribution permits are operative, as well as the difficulties in obtaining the municipal licenses for the gas conduit construction. GAS NATURAL has filed the respective appeals with the Federal Courts alleging force majeure and has obtained the final suspension of the execution of the guarantees until the proceedings terminate.

Spanish Tax Claims

The Spanish Tax Authorities have been undertaking tax audits against us for tax returns filed for fiscal years 1990 to 2002, particularly for Corporate Income Tax, Personal Income Tax and Value Added Tax. Thus, on April 4, 2007 Tax Assessments were signed for corporate income tax (years 1999 to 2002) for the 59/93 Tax Group and for value added tax and tax on personal income (2001 and 2002) of Gas Natural SDG, S.A. The assessments were signed in agreement, except for the assessment on the export deductions from corporate tax payable, which total Euros 189 million, which were signed in disagreement, and are being appealed by the Company before the appropriate courts.

The aforementioned tax audits that resulted in Assessments signed in Disagreement are now in different phases of proceedings (Supreme Court, National High Court, and Central Tax and Treasury Court). Of the results obtained in these courts of special note is the large number of acceptances in relation to the tax assessments made. GAS NATURAL estimates that the final result of these claims will not have a significant impact on its annual accounts.

Argentina Tax Claims

The Argentina tax authorities have made various tax claims regarding the tax treatment of capital gains for a total of Argentine Pesos 207 million, interest included, arising from transfers of third party networks to our subsidiary in Argentina, Gas Natural BAN, S.A. between 1993 and 2001. GAS NATURAL has contested all that tax claims and expects to prevail. Thus, the National Appeals Court handed down in 2007 a ruling for the period 1993-1997 by virtue of which it voided the Ruling of the Argentine Tax Authorities (Administración Federal de Ingresos Públicos—AFIP) that claimed the alleged tax payable, and also confirmed the voiding of the fines. The ruling of this Court has been appealed before the Supreme Court of Argentina.

Brazilian Tax Claims

In September 2005 CEG (Companhia Distribuidora de Gás do Rio de Janeiro, S.A.) was informed of the decision handed down by the Tax Authorities of Rio de Janeiro, which voided the Company’s recognition of tax credits for PIS and COFINS sales tax paid in previous years that had been previously admitted in the nominal amount of BR 83 million. The Company filed thereafter the necessary appeals to void this ruling. In March 2007 the Company lost its case in the administrative courts and immediately filed an appeal before the courts of instance, following due process. The Company’s legal advisors estimate that the probability of losing this suit is remote, which is the reason why it has not set up a provision for these proceedings, which total amount at December 31, 2007 comes to BR 240 million.

Proceedings filed by the Service for the Defense of Competition

The Anti-Trust Services (Servicio de Defensa de la Competencia) have initiated certain proceedings against GAS NATURAL regarding a failure to comply with antitrust regulations. GAS NATURAL believes, although the resolution of these proceedings could be adverse, that such a ruling would not have a material adverse effect on its operations or financial position.

Differences in the supply contract with Petrobras

Petrobras has filed a claim against Companhia Distribuidora de Gás do Río de Janeiro, S.A. for higher prices for the supplies that exceed a certain volume; GAS NATURAL has initiated arbitration proceedings so that an independent third party can express an opinion on this claim. The proceedings are in their initial phase.

GAS NATURAL believes that the provisions recorded in these consolidated annual accounts sufficiently cover the risks described in this Note, and, accordingly, does not expect additional liabilities to arise from them.

Note 37. Audit fees

The fees accrued in 2007 to PricewaterhouseCoopers for auditing services and other services provided to the Group total Euros 1,855 thousand (Euros 3,067 thousand in 2006).

Furthermore, the fees accrued in 2007 for other services provided to the Group by other companies using the PricewaterhouseCoopers brand total amounted Euros 1,310 thousand (Euros 856 thousand in 2006).

Note 38. Environment

Environmental actions

Throughout 2007, GAS NATURAL has continued working actively in the adoption of measures to respond to the growing demand for energy by our society by striving to make energy development compatible with environmental protection, and by consolidating in time its global sustainability project.

In order to strengthen its objectives and guarantee environmental protection and the conservation of bio-diversity, GAS NATURAL has integrated into its business policy specific measures that include rigorous control of all its exploration, storage, transport, distribution of gas and power generation activities and operations, as well as others relating to its facilities and work centres.

Thus, GAS NATURAL has opted for electricity generation using natural gas as its primary energy source in conjunction with the application of more efficient technologies, such as combined cycle or co-generation plants, which not only permit high yields but also minimise CO2 emissions. Additionally, it is expanding power generation from renewable energy sources through the expansion of wind energy production. At this time GAS NATURAL is one of the main combined cycle operators in the world, generating 6,474 MW.

The renewal of pipeline networks and the use of the latest generation of materials in their construction continue to be a major improvement activity that is being carried out annually in order to minimise the level of methane emissions. Thus, further to the report on the “Evaluation of Methane Emissions in the Spanish Distribution System”, field testing has been carried out in 2007 in Monterrey (Mexico) in order to improve and upgrade the calculation method use to determine methane emissions, bearing in mind the particularities and features of the pipeline network and supply pressure of each country where GAS NATURAL is operating.

Additionally, other actions have been carried out to strengthen the integration of natural gas into the vehicle fleets and improve the quality of the air of our cities and their greater metropolitan areas. For a long time now GAS NATURAL has been preparing studies and proposals for the development of vehicular natural gas (VNG) along with educational and promotional activities on the use of this alternative fuel. Although in Latin America the use of this fuel is more developed, its use in Spain is still not very widespread. Thus Gas Natural Soluciones, S.A. has developed a new product, gnAuto, as an alternative energy source for automobiles and has made the company a pioneer and the only supplier of fuel of this type in the country. Along these lines, in November 2007, a detailed study was presented to the public, prepared with the collaboration of the Centro Nacional de Supercomputación “Mare Nostrum” of the Polytechnical University of Catalonia, which shows that the replacement by natural gas of 10% of the fleets of diesel and gasoline vehicles on the roads of the cities of Madrid and Barcelona would guarantee that the concentration of nitrogen oxide, carbon monoxide and volatile solid particles would fall below the threshold recommended by the World Health Organisation (WHO) at today’s current traffic intensity levels.

In order to strengthen energy saving and consolidate the control in real time of gas, electricity and water consumption, tele-measuring systems have become fully operative for these utilities in 36 work centres. This monitoring system means we can customise the management of our utility consumption in order to maintain predefined parameters. The GAS NATURAL intranet offers information on temperature and energy expense in real time, as well as the historical values of each centre.

On the other hand, the introduction of successive and major improvements in the control of information on waste has allowed the Group to obtain a thorough knowledge of waste generation in our distribution activities, and at our combined cycle and co-generation plants and wind farms. Moreover, we have extended the separation and management of plastic waste to our smaller work centres to those that have nearby municipal waste management programs.

The commitment of GAS NATURAL to the environment has led to the study of new solutions that will integrate renewable energies and natural gas more efficiently, of special note being the following initiatives, amongst others:

•	Incorporation and exploitation of a new 800 MW combined cycle plant in La Plana del Vent (Tarragona).

•

Project SPHERA, as part of the CENIT program of the Ministry of Industry, is trying to foster stable public-private cooperation in research, development and innovation (R+D+i) in areas of strategic importance for the economy by promoting the creation of national strategic consortia in technical research (CENIT). This is a major, long-term, scientific-technical integrated strategic industrial research project in the area of the technological development of hydrogen, and its goal, through industrial research in different technologies related to the areas of production, storage, distribution and use, is to prepare an integrated proposal that covers the entire value chain of this energy vector, and which will allow us to acquire the most advantageous position possible when a legal and economic framework is established in which hydrogen has become one more element of the world energy map.

•

Experimental installation of production and storage of hydrogen at the Sotavento Wind Farm. This facility, the first in Europe, produces hydrogen based on the surplus electrical energy of the wind farm.

The environmental commitments of GAS NATURAL not only have repercussions on the companies in the group but their scope also coves all the stakeholders in the company’s value chain.

Thus in its relations with contractors or collaborating external companies, the employees of the Group transmit the principles that emanate from its environmental management policies, and demand compliance with the environmental procedures and requirements that are applicable.

Additionally, GAS NATURAL also involves its customers in the responsible use of energy through sponsorship activities and campaigns and environmental conferences providing information in order to increase environmental awareness.

All of these environmental activities in 2007 have involved total investments of Euros 26 million, which represents investment and accumulated depreciation carried on the balance sheet of Euros 369 million and euros 99 million, respectively.

GAS NATURAL has also undertaken sponsorship, training and environmental education and awareness activities.

The possible contingencies, indemnities and other environmental related risks in which the Group could incur are appropriately covered by civil liability insurance policies.

Emissions

The Government on January 21, 2005 approved a resolution on the final individual assignment of emission rights for 2005-2007. The GAS NATURAL Group was assigned the following thousands of tonnes of CO2 for 2005, 2006 and 2007:

(mtCO2 )	2005	2006	2007
Assigned emission rights	3,592	4,168	5,675

The use of emission rights during 2007 totalled 5,754 thousand tonnes.

GAS NATURAL has made the necessary acquisitions to cover its deficit of CO2 rights.

The Council of Ministers approved the individual assigned of green-house gas emissions rights on November 14, 2007 for the 2008-2012 period. The GAS NATURAL Group was assigned 14.2 million tonnes of CO2, in accordance with the following table:

(mtCO2 )	2008	2009	2010	2011	2012
Assigned emission rights	2,884	2,829	2,829	2,829	2,829

GAS NATURAL has continued to make contributions to the Community Development Carbon Fund, a fund answering to the World Bank that works on projects related to the development of production processes, education and health in underprivileged countries, and to the Spanish Carbon Fund promoted by the Spanish Ministry of the Environment. Moreover, GAS NATURAL participates in the Multilateral Carbon Credit Fund. At the end of 2007, the GAS NATURAL has 10 CDM projects underway in different phases of execution and 75,567 emissions rights recognised by the United National for CDM projects (Sombrilla and Quimvale).

•

Study on the use of biogas from solid urban waste deposits. Specifically, the energy use of biogas at the approximate rate of 250,000 MWh PCI/year at the Doña Juana Dump (Bogota), the largest installation of this type in Latin America, with two million tonnes of waste dumped annually.

•

Clean Development Mechanisms Project-CDM (Proyecto de Mecanismos de Desarrollo Limpio—MDL), Sombrilla, replacing fuel oil with natural gas in furnaces, drying rooms and other facilities at 8 industrial plants in Bogota (Colombia). Quimvale CDM Project—replacing fuel oil with natural gas at the drying furnace of a calcium carbonate industrial facility in Rio de Janeiro (Brazil), and new CDM Projects in 2008 based on the implementation of co-generation systems, reduction of leakage in gas pipeline networks and the replacement of fuels with other methods that are less carbon-intensive.

Note 39. Subsequent events

On January 25, 2008 the Board of Directors of Gas Natural SDG, S.A. appointed Mr. Juan Maria Nin Génova and Mr. Francisco Reynés Massanet as board members representing shareholders of reference, upon the proposal of Criteria CaixaCorp, replacing Mr. José Vilarasau Salat and Mr. José Luis Jové Vintró.

Furthermore, Mr. Francisco Reynes is member of the Executive Committee and Audit and Control Committee of the Board of Directors.

In accordance with Law 26/2003 of July 17, we set out below the information presented by the new Members of the Board in relation to their shareholdings in companies with the same, analogous or complementary activity as that of the Company, as well as their offices or functions they undertake in the same:

Directors and offices in other Companies with the same or analogous activity	Cargo en Gas Natural SDG, S.A.	Number of shares and % in Gas Natural
Mr. Juan Maria Nin Génova	Board Member	144	(0.000)
Board Member of Criteria CaixaCorp, S.A. Board Member of Repsol YPF, S.A.
Mr. Francisco Reynés Massanet	Board Member	24	(0.000)
General Director of Criteria CaixaCorp, S.A.

Appendix of companies of Gas Natural

					Equity
Company	Country	Activity	Consolidation Method	% total shareholding	Capital	Reserves	2007 Profit (loss)	Interim dividend
Gas Natural Aprovisionamientos SDG, S.A.	Spain	Gas supply	F.C.	100.0	0.6	14.3	96.7	—
Sagane, S.A.	Spain	Gas supply	F.C.	100.0	94.8	13.5	119.6	—
Repsol-Gas Natural LNG, S.L.	Spain	Supply and transport	P.C.	50.0	2.0	0.1	0.1	—
La Energía, S.A.	Spain	Cogeneration	F.C.	100.0	10.7	0.7	0.8	—
Sociedad de Tratamiento Hornillos, S.L.	Spain	Cogeneration	F.C.	80.0	1.2	1.3	0.2	—
Tratamiento Almazán, S.L.	Spain	Cogeneration	F.C.	90.0	2.7	—	(0.1)	—
UTE La Energía, SpA	Spain	Cogeneration	F.C.	100.0	1.7	—	0.2	—
A.E. Hospital Universitario Trias Pujol	Spain	Cogeneration	P.C.	50.0	0.9	(0.1)	(0.3)	—
Sociedad de Tratamiento La Andaya, S.A.	Spain	Cogeneration	P.C.	45.0	1.1	1.8	0.1	—
Central Térmica La Torrecilla, S.A.	Spain	Cogeneration	P.C.	50.0	1.2	—	—	—
Congas Servizi Consorzio Gas Acqua Servizi, S.p.A.	Italy	Gas commercialisation	F.C.	90.0	0.1	1.0	—	—
Gas Natural Commercialisation France, S.P.A.S.	France	Gas commercialisation	F.C.	100.0	—	2.8	1.7	—
Gas Natural Vendita Italia, S.p.A.	Italy	Gas commercialisation	F.C.	100.0	2.1	12.8	(7.7)	—
Mecogas, S.r.l.	Italy	Gas commercialisation	F.C.	100.0	—	0.2	—	—
Natural Energy, S.A.	Argentina	Gas commercialisation	F.C.	100.0	0.2	1.0	1.6	—
Gas Natural Comercial SDG, S.L.	Spain	Domestic gas commercialisation	F.C.	100.0	4.5	0.2	3.3	—
Gas Natural Comercializadora, S.A.	Spain	Industrial gas and electricity commercialisation	F.C.	100.0	2.4	29.7	118.8	—
CH4 Energía S.A. de C.V.	Mexico	Gas commercialisation and transport	P.C.	43.4	0.6	1.0	0.7	—
Transnatural S.R.L. de México	Mexico	Gas commercialisation and transport	P.C.	43.4	10.4	(13.0)	(4.2)	—
Gas Natural Servicios SDG, S.A.	Spain	Commercialisation of gas, electricity and energy management	F.C.	100.0	2.9	2.4	4.2	—
Distribuidora Eléctrica Navasfrías, S.L.	Spain	Distribution of electricity	F.C.	100.0	0.2	—	—	—
Eléctra de Abusejo, S.L.	Spain	Distribution of electricity	F.C.	100.0	0.7	—	—	—
Gas Natural Distribución Eléctrica, S.A.	Spain	Distribution of electricity	F.C.	100.0	1.2	0.4	(0.4)	—
Agragas, S.p.A.	Italy	Gas distribution	F.C.	90.0	0.1	34.6	0.4	—
Calgas, S.c.a.r.l.	Italy	Gas distribution	F.C.	100.0	1.7	—	—	—
Ceg Río, S.A.	Brazil	Gas distribution	F.C.	59.6	24.7	31.7	11.1	(6.0)
Comercializadora Metrogas, S.A. de CV	Mexico	Gas distribution	F.C.	86.8	128.1	(67.5)	(0.9)	—
Companhia Distribuidora de Gás do Río de Janeiro, S.A.	Brazil	Gas distribution	F.C.	54.2	153.3	112.5	37.8	(32.4)
Gas Aragón, S.A. (1)	Spain	Gas distribution	E.M.	35.0	5.9	26.2	16.9	(3.9)
Gas Galicia SDG, S.A.	Spain	Gas distribution	F.C.	62.0	32.6	5.7	0.1	—

					Equity
Company	Country	Activity	Consolidation Method	% total shareholding	Capital	Reserves	2007 Profit (loss)	Interim dividend
Gas Natural Andalucía, S.A.	Spain	Gas distribution	F.C.	100.0	12.4	41.3	4.4	—
Gas Natural BAN, S.A.	Argentina	Gas distribution	F.C.	70.0	214.7	(153.0)	15.9	(13.4)
Gas Natural Cantabria SDG, S.A.	Spain	Gas distribution	F.C.	90.4	3.2	28.0	2.7	—
Gas Natural Castilla y León, S.A.	Spain	Gas distribution	F.C.	90.1	6.3	78.5	18.3	—
Gas Natural Castilla La-Mancha, S.A.	Spain	Gas distribution	F.C.	95.0	26.8	16.9	4.6	—
Gas Natural Cegas, S.A.	Spain	Gas distribution	F.C.	99.7	25.4	68.0	8.1	—
Gas Natural Cundiboyacense, S.A. ESP	Colombia	Gas distribution	F.C.	45.8	1.1	9.3	4.5	—
Gas Natural de Sao Paulo Sul, S.A.	Brazil	Gas distribution	F.C.	100.0	347.5	(169.7)	6.7	(3.7)
Gas Natural del Oriente, S.A. ESP	Colombia	Gas distribution	F.C.	32.2	9.2	25.7	7.6	(9.4)
Gas Natural Distribución SDG, S.A.	Spain	Gas distribution	F.C.	100.0	101.0	1,031.8	277.0	(237.3)
Gas Natural La Coruña, S.A.	Spain	Gas distribution	F.C.	56.4	2.3	(0.9)	0.2	—
Gas Natural México, S.A. DE CV	Mexico	Gas distribution	F.C.	86.8	470.7	(183.4)	7.1	—
Gas Natural Murcia SDG, S.A.	Spain	Gas distribution	F.C.	99.9	19.3	(5.5)	(3.7)	—
Gas Natural Rioja, S.A.	Spain	Gas distribution	F.C.	87.5	2.7	8.9	2.7	—
Gas Natural Transporte SDG, S.L.	Spain	Gas distribution	F.C.	100.0	14.9	43.1	9.0	(5.8)
Gas Natural Vehicular del Norte Asociación en Participación	Mexico	Gas distribution	P.C.	44.3	0.7	—	—	—
Gas Natural, S.A. ESP	Colombia	Gas distribution	F.C.	59.1	10.9	141.6	64.4	—
Gas Navarra, S.A.	Spain	Gas distribution	F.C.	90.0	3.6	27.1	6.6	—
Gasdotti Azienda Siciliana, S.p.A.	Italy	Gas distribution	F.C.	90.0	0.5	19.9	1.7	—
Gases de Barrancabermeja, S.A.	Colombia	Gas distribution	F.C.	32.2	1.3	1.5	0.5	—
ITAL.ME.CO, S.R.L.	Italy	Gas distribution	F.C.	100.0	22.4	(0.9)	—	—
Normanna Gas, S.p.A.	Italy	Gas distribution	F.C.	90.0	0.1	28.4	0.7	—
Smedigas S.p.A.	Italy	Gas distribution	F.C.	100.0	0.6	20.1	(0.6)	—
Petroleum Oil & Gas España, S.A.	Spain	Hydrocarbon exploration	F.C.	100.0	3.9	51.1	0.5	—
Gas Natural Capital Markets, S.A.	Spain	Finance	F.C.	100.0	0.1	1.6	0.1	—
Gas Natural Finance, B.V	Holland	Finance	F.C.	100.0	—	2.2	0.3	—
Gas Natural International, Ltd.	Ireland	Finance	F.C.	100.0	25.4	8.9	1.3	—
Kromschroeder, S.A. (2)	Spain	Meters	E.M.	42.5	0.7	10.9	0.5	—
Torre Marenostrum, S.L.	Spain	Real estate	E.M.	45.0	5.3	15.7	0.1	—
Central Anáhuac, S.A. de CV	Mexico	Electricity generation	F.C.	100.0	254.8	(86.6)	—	—
Central Lomas del Real, S.A. de CV	Mexico	Electricity generation	F.C.	100.0	37.5	121.0	—	—
Central Saltillo, S.A. de CV	Mexico	Electricity generation	F.C.	100.0	150.7	(49.5)	—	—
Central Vallehermoso, S.A. de CV	Mexico	Electricity generation	F.C.	100.0	43.4	146.9	—	—
Compañía Mexicana de Gerencia y Operación, S.A. de CV	Mexico	Electricity generation	F.C.	100.0	—	0.1	—	—
Controladora del Golfo, S.A. de CV	Mexico	Electricity generation	F.C.	100.0	122.7	—	—	—

					Equity
Company	Country	Activity	Consolidation Method	% total shareholding	Capital	Reserves	2007 Profit (loss)	Interim dividend
EcoEléctrica, L.P.	Puerto Rico	Electricity generation	P.C.	47.5	63.2	(19.4)	51.2	(12.1)
Electricidad Águila de Altamira, S.A. de CV	Mexico	Electricity generation	F.C.	100.0	159.7	(44.1)	—	—
Gasoducto del Río, S.A. de CV	Mexico	Electricity generation	F.C.	100.0	2.7	6.2	—	—
Lantarón Energía, S.L.	Spain	Electricity generation	F.C.	100.0	—	—	—	—
Alas Capital & GN, S.A.	Spain	Wind farms	P.C.	40.0	—	—	—	—
Aplicaciones y Proyectos energéticos, S.A.	Spain	Wind farms	F.C.	100.0	0.1	0.1	—	—
Boreas Eólica 2, S.A.	Spain	Wind farms	F.C.	90.0	2.6	4.5	1.7	—
Boreas Eólica, S.A.	Spain	Wind farms	F.C.	99.5	5.2	5.3	2.2	—
Corporación Eólica de Zaragoza, S.L.	Spain	Wind farms	F.C.	68.0	2.5	0.3	0.7	—
Desarrollo de Energías Renovables Castilla La Mancha, S.A.	Spain	Wind farms	F.C.	100.0	0.1	0.3	1.1	—
Desarrollo de Energías Renovables de la Rioja, S.A.	Spain	Wind farms	P.C.	36.3	16.5	2.1	6.4	—
Desarrollo de Energías Renovables de Navarra, S.A.	Spain	Wind farms	P.C.	50.0	9.9	29.1	12.9	—
Desarrollo de Energías Renovables, S.A.	Spain	Wind farms	F.C.	100.0	42.2	129.2	12.8	(11.3)
Energías Eólicas de Fuerteventura, S.L.	Spain	Wind farms	P.C.	50.0	—	—	—	—
Energías Eólicas de Lanzarote, S.L.	Spain	Wind farms	P.C.	50.0	—	—	—	—
Energy Way Produçao de Energía Lda	Portugal	Wind farms	F.C.	100.0	—	—	—	—
Enervent, S.A. (2)	Spain	Wind farms	E.M.	26.0	2.4	1.0	1.9	(0.5)
Explotaciones Eólicas Sierra de Utrera, S.L.	Spain	Wind farms	P.C.	50.0	2.7	2.8	2.4	—
GN Wind, S.L.	Spain	Wind farms	F.C.	100.0	—	—	—	—
GN Wind 2, S.L.	Spain	Wind farms	F.C.	100.0	—	—	—	—
GN Wind 3, S.L.	Spain	Wind farms	F.C.	100.0	—	—	—	—
GN Wind 4, S.L.	Spain	Wind farms	F.C.	100.0	—	—	—	—
GN Wind 5, S.L.	Spain	Wind farms	F.C.	100.0	—	—	—	—
GN Wind 6, S.L.	Spain	Wind farms	F.C.	100.0	—	—	—	—
GN Wind Canarias, S.L.	Spain	Wind farms	F.C.	100.0	—	—	—	—
Gas Natural Energy Canarias, S.L.	Spain	Wind farms	F.C.	100.0	—	—	—	—
Los Castrios, S.A.	Spain	Wind farms	P.C.	33.1	2.2	0.6	0.8	—
Molinos de la Rioja, S.A.	Spain	Wind farms	P.C.	33.3	3.0	2.4	2.8	—
Molinos de Linares, S.A.	Spain	Wind farms	P.C.	25.0	0.1	—	—	—
Molinos de Valdebezana, S.A.	Spain	Wind farms	F.C.	59.7	0.1	—	—	—
Molinos del Cidacos, S.A.	Spain	Wind farms	P.C.	50.0	10.3	8.4	11.0	—
Montouto 2000, S.A.	Spain	Wind farms	P.C.	49.0	6.0	1.4	2.3	—
Sistemas Energéticos La Muela, S.A. (2)	Spain	Wind farms	E.M.	20.0	3.1	4.1	2.5	(1.7)
Sistemas Energéticos Mas Garullo, S.A. (2)	Spain	Wind farms	E.M.	18.0	1.5	2.5	2.2	(1.5)
Tratamiento Cinca Medio, S.L.	Spain	Wind farms	F.C.	80.0	2.0	—	—	—
Gas Natural do Brasil, S.A.	Brazil	Generation and commercialisation of electricity	F.C.	100.0	0.6	(1.7)	(0.2)	—
Gas Natural Electricidad SDG, S.A.	Spain	Generation and commercialisation of electricity	F.C.	100.0	32.8	(6.6)	1.9	—
UTE GNS-Dalkia Energia	Spain	Energy management	P.C.	50.0	—	(0.2)	—	—

					Equity
Company	Country	Activity	Consolidation Method	% total shareholding	Capital	Reserves	2007 Profit (loss)	Interim dividend
Gas Natural Informática, S.A.	Spain	IT	F.C.	100.0	19.9	5.7	(1.4)	—
Natural Servicios, S.A.	Argentina	Gas installation	F.C.	100.0	2.1	(1.1)	0.3	—
Gas Natural Exploración, S.L.	Spain	Hydrocarbon research and exploration	F.C.	100.0	15.4	2.4	(12.3)	—
GN West Africa, S.L.	Spain	Hydrocarbon research and exploration	F.C.	100.0	—	—	—	—
El Andalus LNG, SPA	Algeria	Liquefaction	P.C.	32.0	79.8	(6.5)	0.6	—
Gas Natural Rigassificazione Italia, S.p.A.	Italy	Gas regassification	F.C.	100.0	0.1	—	—	—
Natural Re, S.A.	Luxemburg	Insurance	F.C.	100.0	—	5.0	2.9	—
Adm. de Servicios de Energía México, S.A. de CV	Mexico	Services	F.C.	86.8	—	(0.3)	—	—
Compañía Auxiliar de Industrias Varias, S.A.	Spain	Services	F.C.	100.0	0.3	1.4	—	—
Energía y Confort Administración de Personal, S.A. de CV	Mexico	Services	F.C.	87.0	—	(0.1)	(0.1)	—
Gas Natural Servicios, S.A. de CV	Mexico	Services	F.C.	86.8	6.1	(2.2)	2.2	—
Gas Natural Serviços, S.A.	Brazil	Services	F.C.	100.0	1.8	1.1	1.2	(0.2)
Gas Natural Soluciones, S.L.	Spain	Services	F.C.	100.0	6.2	3.4	0.7	—
Portal del Instalador, S.A.	Spain	Services	F.C.	75.0	1.3	(0.1)	0.2	—
Serviconfort Colombia, S.A.	Colombia	Services	F.C.	100.0	0.2	0.1	0.6	—
Sistemas de Administración y Servicios, S.A. de C.V.	Mexico	Services	F.C.	87.0	—	0.2	—	—
Buenergía Gas & Power, Ltd.	Cayman I.	Holding company	F.C.	95.0	0.1	(57.6)	17.4	—
Gas Natural Corporación Eólica, S.L.	Spain	Holding company	F.C.	100.0	5.5	(1.3)	4.5	—
Gas Natural Internacional SDG, S.A.	Spain	Holding company	F.C.	100.0	349.5	19.7	25.1	—
Gas Natural Italia, S.p.A.	Italy	Holding company	F.C.	100.0	0.1	0.3	—	—
Gas Natural Puerto Rico, Inc	Puerto Rico	Holding company	F.C.	100.0	2.1	(0.7)	(0.9)	—
Gas Natural Argentina SDG, S.A.	Argentina	Holding company	F.C.	100.0	105.0	(23.5)	—	—
Holding Gas Natural, S.A.	Spain	Holding company	F.C.	100.0	0.3	0.2	—	—
Invergas Puerto Rico, S.A.	Spain	Holding company	F.C.	100.0	5.0	(2.4)	(1.3)	—
Invergás, S.A.	Argentina	Holding company	F.C.	100.0	48.9	60.6	—	—
La Propagadora del Gas, S.A.	Spain	Holding company	F.C.	100.0	0.2	1.3	0.5	—
Gas Natural Eólica, S.A.	Spain	Holding company	F.C.	100.0	6.0	0.5	0.5	—
EcoEléctrica Holding, Ltd	Cayman I.	Holding company	P.C.	47.5	63.2	19.0	—	(20.4)
EcoEléctrica Limited	Cayman I.	Holding company	P.C.	47.5	0.6	0.1	—	(0.2)
Gas Natural Distribuzione, S.p.A.	Italy	Holding company and gas distribution	F.C.	100.0	4.7	116.7	(0.9)	—
Desarrollo del Cable, S.A.	Spain	Telecommunications	F.C.	100.0	21.1	20.6	9.9	—
Europe Maghreb Pipeline, LTD.	UK	Gas transport	F.C.	72.6	0.1	78.6	113.1	(81.4)
Metragaz, S.A.	Morocco	Gas transport	F.C.	72.3	3.4	0.8	1.0	—

(1)	Results at Setpember 2007
(2)	Results at November 2007
(*)	Equity adapted to IFRS-EU only for the purposes of consolidation of GAS NATURAL GROUP

Free translation of the auditor’s report on the consolidated annual accounts originally issued in Spanish. In the event of a discrepancy, the Spanish language version prevails.

AUDITOR´S REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS

To the Shareholders of Gas Natural SDG, S.A.:

We have audited the consolidated annual accounts of Gas Natural SDG, S.A. (parent company) and its subsidiaries (the Group), consisting of the consolidated balance sheet as at December 31, 2006, the consolidated income statement, the consolidated statement of income and expense recognised in the consolidated net equity, the consolidated cash flow statement and the related notes to the consolidated annual accounts for the year then ended, the preparation of which is the responsibility of the Directors of the parent company. Our responsibility is to express an opinion on the consolidated annual accounts taken as a whole, based on the work carried out in accordance with auditing standards generally accepted in Spain, which require the examination, on a test basis, of evidence supporting the consolidated annual accounts and an evaluation of their overall presentation, the accounting principles applied and the estimates made.

For comparative purposes and in accordance with Spanish Corporate Law, the parent company’s Directors have presented for each item in the consolidated balance sheet, the consolidated income statement, the consolidated statement of income and expense recognised in the consolidated net equity, the consolidated cash flow statement and the related notes to the consolidated annual accounts, the corresponding amounts for the previous year as well as the amounts for 2006. Our opinion refers solely to the 2006 consolidated annual accounts. On March 31, 2006 we issued our audit report on the consolidated annual accounts for 2005, in which we expressed an unqualified opinion.

In our opinion, the accompanying consolidated annual accounts for 2006 present fairly, in all material respects, the financial position of Gas Natural SDG, S.A. and its subsidiaries as at December 31, 2006 and the consolidated results of their operations, changes in consolidated incomes and expenses recognised in the consolidated net equity and consolidated cash flows for the year then ended, and contain all the information necessary for their interpretation and comprehension in accordance with International Financial Reporting Standards as adopted by the European Union, applied on a basis consistent with the preceding year.

The accompanying consolidated Directors’ Report for 2006 contains the information that the parent company’s Directors consider relevant to the Group’s position, the evolution of its business and other matters and does not form an integral part of the consolidated annual accounts. We have verified that the accounting information contained in the aforementioned consolidated Directors’ Report coincides with that of the consolidated annual accounts for 2006. Our work as auditors is limited to checking the consolidated Directors’ Report within the scope already mentioned in this paragraph and it does not include a review of information other than that obtained from the accounting records of the Gas Natural SDG, S.A. and its subsidiaries.

PricewaterhouseCoopers Auditores, S.L.

Originally signed by Manuel Valls Morató

Audit Partner

February 26, 2007

Consolidated Balance Sheets (euros in millions)

	31.12.06	31.12.05
Assets
Property, plant and equipment (Note 6)	8,106	7,551
Goodwill (Note 7)	441	456
Intangible assets (Note 7)	1,188	1,354
Investments in associates (Note 8)	34	32
Deferred income tax assets (Note 20)	255	223
Available-for-sale financial assets (Note 9)	368	640
Derivative financial instruments (Note 10)	20	18
Financial receivables (Note 11)	138	194

Non current assets	10,550	10,468

Inventories (Note 12)	440	456
Trade and other receivables (Note 13)	2,130	2,459
Financial receivables (Note 11)	95	123
Derivative financial instruments (Note 10)	10	2
Cash and cash equivalents (Note 14)	127	201
Assets held for sale	3	3

Currents assets	2,805	3,244

Total assents	13,355	13,712

Equity and liabilities
Share capital (Note 15)	448	448
Fair value reserves	162	313
Retained earnings and other reserves (Note 15)	4,988	4,539
Cumulative translation adjustment	54	111

Capital and reserves attributable to the Company’s equity holders	5,652	5,411

Minority interests	344	355

Equity total	5,996	5,766

Borrowings (Note 16)	2,510	3,223
Derivative financial instruments (Note 10)	82	81
Other long term liabilities (Note 17)	435	467
Provisions (Note 18)	367	283
Employee benefit obligations (Note 19)	78	82
Deferred income tax liabilities (Note 20)	471	450
Deferred income (Note 21)	478	433

Non current liabilities	4,421	5,019

Borrowings (Note 16)	628	512
Derivative financial instruments (Note 10)	46	19
Other liabilities (Note 22)	325	378
Provisions (Note 18)	8	—
Trade and other payables (Note 23)	1,848	1,867
Current income tax liabilities	83	151

Current liabilities	2,938	2,927

Total equity and liabilities	13,355	13,712

The notes hereto form an integral part of these Consolidated Annual Accounts.

Consolidated profit and loss accounts (euros in millions)

	2006	2005
Sales (Note 24)	10,348	8,527
Other income (Note 25)	124	108
Procurements (Note 26)	(7,418)	(6,150)
Personnel cost (Note 27)	(277)	(252)
Depreciation and amortization expenses (Notes 6 and 7)	(592)	(519)
Other operating expenses (Note 28)	(922)	(745)

Operating income	1,263	969

Net finance cost (Note 29)	(267)	(221)
Share of profit of associates	5	34
Gain on sales of associates and other investments (Notes 8 and 9)	230	286

Income before taxes	1,231	1,068

Income tax expense (Note 20)	(302)	(241)

Net income for the period	929	827

Attributable to:
Minority interests	74	78
Equity holders of the Company	855	749

	929	827

Earnings per share attributable to the equity holders—Basic and diluted (Note 15)	1.91	1.67

The notes hereto form an integral part of these Consolidated Annual Accounts.

Statements of income and expense recognised in consolidated net equity (euros in millions)

	2006	2005
Net income recognised directly in equity	(229)	466
In fair value reserves	(152)	296
Available-for-sale assets	(184)	341
Valuation adjustments (Note 9)	46	410
Sales released to income	(230)	(69)
Cash flow hedges	(2)	10
Tax effect (Note 20)	34	(55)
In retained earnings and other reserves	(2)	—
Actuarial profit and loss (Note 19)	(2)	—
In cumulative translation adjustment	(75)	170
Gross cumulative translation adjustment	(86)	199
Tax effect	11	(29)

Net income for the period	929	827

Total income and expenses recognised for the year	700	1,293

Attributable to:
Minority Interests	56	116
Equity holders of the company	644	1,177

The notes hereto form an integral part of these Consolidated Annual Accounts.

Consolidated cash flow statements (euros in millions)

	2006	2005
Cash flows from operating activities
Cash generated from operations (Note 30)	2,147	1,285
Interest paid	(308)	(298)
Provisions paid (Notes 18 and 19)	(34)	(32)
Income tax paid	(351)	(117)

Net cash generated from operating activities	1,454	838

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(35)	(266)
Purchases of property, plant and equipment	(1,102)	(1,089)
Purchases of intangible assets	(57)	(62)
Other investments	(11)	(170)
Proceeds from sales of property plant and equipment	5	17
Proceeds from sale of associates and other investments (Notes 8 and 9)	319	432
Proceeds from financial receivables	34	23
Deferred income received	95	51
Dividends received	18	21
Interest received	24	27

Net cash used in investing activities	(710)	(1,016)

Cash flows from financing activities
Receipt / (payment) from capital increase / (reduction)	—	(16)
Proceeds from borrowings	370	1,021
Repayment of borrowings	(821)	(461)
Dividends paid to Company’s shareholders	(376)	(318)
Dividends paid to minority interests	(75)	(50)
Variation in other liabilities and investing activities	111	(28)

Net cash received from financing activities	(791)	148

Effect of exchange rates on cash and other equivalents	(27)	25

Cash and cash equivalents at beginning of the year	201	206
Cash and cash equivalents at end of the year (Note 14)	127	201

Net increase / (decrease) in cash and cash equivalents	(74)	(5)

The notes hereto form an integral part of these Consolidated Annual Accounts.

Notes to the Consolidated Annual Accounts of Gas Natural for 2006

Note 1. General information

Gas Natural SDG, S.A. is a public limited company that was incorporated in 1843. Its registered office is located in Plaça del Gas, 1, Barcelona.

Gas Natural SDG, S.A. and its subsidiaries (hereon, GAS NATURAL) is primarily engaged in the supply, transportation, distribution and commercialization of piped natural gas, as well as the activities involving exploration and developing, supply, regasification, liquefaction and storage of natural gas, and the generation and commercialization of electricity.

GAS NATURAL operates mainly in Spain and also outside of Spain, especially in Latin America, Puerto Rico, Italy, France and Africa (through Maghreb-Europe gas pipeline and integrated LNG projects in Algeria).

The shares of Gas Natural SDG, S.A. are listed on the four official Spanish stock exchanges are traded simultaneously on all far (“mercado continuo”), and form part of the Ibex 35. The shares of Gas Natural BAN, S.A. are listed on the Buenos Aires Stock Exchange (Argentina).

The companies that make up GAS NATURAL close their fiscal year on December 31st.

The annual accounts of Gas Natural SDG, S.A. and the consolidated annual accounts of GAS NATURAL for the year ended 2005 were approved by the General Meeting of Shareholders of June 8, 2006.

The consolidated annual accounts for 2006, which have been formulated by the Board of Directors on February 23, 2007, will be submitted, as will be those of the investee companies, for approval by the respective General Meetings of Shareholders. It is expected that they will be approved without any modification.

The figures set down in these consolidated annual accounts are expressed in millions of Euros, except for the figure of earnings per share, which is expressed in Euros per shares and shares issued, which are presented in millions of shares, except when indicated otherwise.

Takeover bid of shares of Endesa

The Board of Directors unanimously adopted a resolution of September 5, 2005 to launch a takeover bid of 100% of the share capital of Endesa.

GAS NATURAL obtained all the authorisations necessary to launch its take-over bid. However, different events arose led to the fact that February 1, 2007, under the powers set down in article 36.1 of Royal Decree 1197/1991, on public offerings for securities acquisitions, the Board of Directors of GAS NATURAL decided unanimously to truncate its takeover bid of all the shares of Endesa.

The company explained its position on this process in a document made public on February 1, 2007.

Note 2. Summary of significant accounting policies

2.1 Basis of preparation

The accompanying consolidated annual accounts of GAS NATURAL for 2006 have been prepared in accordance with International Financial Reporting Standards adopted by the European Union (IFRS-EU), in accordance with Regulation (CE) no. 1606/2002 of the European Parliament and Council. The consolidated annual accounts of the Group for the year ended December 31, 2005 were the first to be prepared under IFRS-EU.

The consolidated annual accounts present a true and fair view of the consolidated equity and consolidated financial position of GAS NATURAL at December 31, 2006, as well as the consolidated results of its operations, the variations in the statements of income and expenses recognised in consolidated net equity and consolidated cash flows, which have occurred in GAS NATURAL in the year ended on said date.

The consolidated annual accounts for 2006 of GAS NATURAL have been prepared on the basis of the accounting records of Gas Natural SDG, S.A. and the other entities forming part of the Group. Each company prepares its annual accounts following the accounting principles and criteria of the country in which they carry out their operations, and accordingly, the adjustments and reclassifications necessary to homogenize said principles and criteria in order to adapt them to IFRS-EU have been introduced. The accounting principles of the consolidated Companies have been modified where necessary in order to assure that they are consistent with the accounting policies adopted by GAS NATURAL.

The policies set out below have been consistently applied to all the years presented.

2.2 Consolidation

a) Subsidiaries

Subsidiaries are all entities over which GAS NATURAL has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to GAS NATURAL.

Inter-company transactions, balances and unrealized gains on transactions between GAS NATURAL companies are eliminated in the consolidation process. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

b) Joint Ventures

Joint ventures are understood as combinations in which there are contractual agreements by virtue of which two or more companies hold an interest in companies that undertake operations or hold assets in such a way that any financial or operating decision is subject to the unanimous consent of the parties.

GAS NATURAL’s interests in jointly controlled entities are accounted for by proportionate consolidation, and, accordingly, the aggregation of balances and write off thereafter are only made in proportion to the interest of GAS NATURAL.

The assets and liabilities assigned to joint ventures and the assets that are controlled jointly are carried on the consolidated Balance Sheet in accordance with their nature. The income and expenses from joint ventures are reflected in the consolidated Income Statement in accordance with their nature.

c) Associates

Associates are all entities over which GAS NATURAL has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. When the shareholding is less than 20% or the overall evaluation of the conditions shows that this influence has disappeared, this shareholding is not considered as associate, and the shareholding is recorded as available-for-sale.

The investments in associates are recorded under the equity method. GAS NATURAL’s share of its associates’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in equity is recognized under reserves. Unrealised gains between GAS NATURAL and its associates are eliminated in proportion to its interest in the latter

d) Consolidation scope

The appendix includes the direct and indirect investee companies of GAS NATURAL included in the consolidation scope.

The main changes in the consolidation scope in 2006 have been as follows (see Note 31):

•

In March GAS NATURAL acquired all the share capital of Petroleum Oil & Gas España, S.A., a company engaged in research and exploitation of hydrocarbons and the transport, storage, treatment and sale of hydrocarbon by-products.

•

In June the Group acquired from a company consolidated by the equity method, Kromschroeder, its 38.5% shareholding in the capital of Natural Energy, S.A., and, accordingly, the Group’s interest in this company now stands at 72%.

•	In July the Group acquired an additional shareholding of 40.0% in the share capital of UTE La Energia-SPA, and now holds 100% of its share capital.

•

The Group’s consolidation scope now includes the fully consolidated companies Lantarón Energia, S.L. and Gas Natural Comercial SDG, S.L., and the company consolidated under the equity method, El Andalus LNG, SPA., all of which were incorporated during the year. GAS NATURAL holds all the share capital of the first two and 32% of the latter.

•	In November GAS NATURAL sold 10% of its shareholding in Gas Natural Álava, S. A.

•	During 2006 the Group has sold 7.79% of its interest in Enagás, S.A., and, accordingly, at December 31, 2006 its shareholding stands at 5%.

•	In the process of restructuring its holdings in Italy, the following operations have been carried out:

Nettis Impianti S.p.A. now has the registered name of Gas Distribuzione S.p.A. and Gas Natural Servizi e Logistica S.p.A. now has the registered name of Gas Natural Italia, S.p.A.

In July Gas Natural Vendita Italia, S.p.A. carried out a takeover merger of Nettis Gas Plus S.p.A. and S.C.M. Gas Plus S.p.A.

The main variations in the consolidation scope in 2005 were as follows (see note 31):

•

In April all the share capital of Desarrollo de Energías Renovables, S.A. (DERSA), the holding company of a group engaged in the development and exploitation of wind farms, was acquired. Through this acquisition the following companies were fully consolidated and are within the consolidation scope: Desarrollo de Energías Renovables (100%), Aplicaciones y Proyectos Energéticos, S.A. (100%), Boreas Eólica, S.A. (99.5%), Molinos de Valdebezana (59.7%), Boreas Eólicas 2, S.A. (90%), Desarrollo de Energías Renovables Castilla-La Mancha, S.A.(100%); while the following companies were proportionally consolidated within the consolidation scope: Los Castrios, S.A. (33.1%), Desarrollo de Energías Renovables de Navarra, S.A. (50%), Desarrollo de Energías Renovables de La Rioja, S.A. (36.3%), Molinos del Cidacos, S.A. (50%), Molinos de la Rioja, S.A. (33.3%) and Molinos de Linares, S.A. (24.9%); and the following companies were included within the consolidation scope as equity method investees: Sistemas Energéticos La Muela, S.A. (20%) and Sistemas Energéticos Mas Garullo, S.A. (18%).

•	In June an additional shareholding of 36.8% was acquired in Portal Gas Natural, S.A., bringing the interest to 100%.

•	In June an additional shareholding of 2.4% was acquired in Corporación Eólica de Zaragoza, S.A. bring the interest to 68%.

•	In July 12.4% of the shareholding in CEG Rio, S.A was sold, bringing the interest to 59.6%.

•	In July the Company acquired an additional stake of 4.24% of the share capital of Burgalesa de Generación Eólica, S.A., bringing the interest to 24.2%.

•

The following fully consolidated companies were incorporated in 2005, Gas Natural Exploración, S.L., Natural Re, S.A., Gas Natural Capital Markets, S.A., were added to the consolidation scope. The Company holds a 100% interest in all of these. Tratamiento Integral Almazán, S.L., in which the company holds 90% of the shares was also fully consolidated, while Repsol-Gas Natural, LNG, S.L., in which the company has a 50% interest was proportionally consolidated (see Note 32).

•

During the first nine months of 2005 10.58% of the interest in Enagás, S.A. was sold, and, accordingly, at September 30, 2005 the shareholding totalled 15.55%. Consequently, as from October 1, 2005, Enagás, S.A. the equity accounting method was no longer applied to the investment in Enagás, S.A.

On the other hand, the following corporate operations took place in 2005 amongst Group companies:

•

On September 30, 2005, the Board of Directors of Gas Natural SDG, S.A. adopted a resolution to approve a project to segregate the activities of gas distribution and transport by a transfer en bloc to its subsidiaries Gas Natural Distribución SDG, S.A. and Gas Natural Transporte SDG, S.L., respectively. This segregation has taken place through capital increases in both companies subscribed through a non-monetary contribution of assets and liabilities by Gas Natural SDG, S.A. that make up the transport and distribution activity branches. In consideration for the non-monetary contributions, Gas Natural Distribución SDG, S.A. issued shares of Euros 1,100 million while Gas Natural Transporte, S.L. has issued shares of Euros 52 million, both with a share premium, all of which were subscribed by Gas Natural SDG, S.A.

•	In December the shareholdings in Italy were restructured, giving rise to the following takeover mergers:

Gea S.p.A, Impianti Sicuri, S.r.L and Smedigas S.r.L. were merged with Gas Natural Vendita Italia, S.p.A.

Gas Natural Distribuzione Italia S.p.A was merged with Nettis Impianti S.p.A.

Gas Fondiaria S.p.A. was merged with Gas S.p.A.

2.3 Segment reporting

A business segment (primary segment of GAS NATURAL) is a group of assets and operations that engage in providing products or services that are subject to risks and returns that are different from those of other business segments.

A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

2.4 Foreign currency translation

Items included in the financial statements of each of GAS NATURAL’s entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The consolidated financial statements are presented in Euros, which is the GAS NATURAL functional and presentational currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

The results and financial position of all GAS NATURAL entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentational currency are translated into the presentational currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at monthly average exchange rates; and

•	all resulting exchange differences are recognized as a separate component of equity (cumulative translation adjustment).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

The exchange rates against the Euro of the main currencies of the companies in the GAS NATURAL at December 31, 2006 and 2005 have been:

	December 31, 2006		December 31, 2005
	Closing Rate	Average Accumulated Rate	Closing Rate	Average Accumulated Rate
USD	1.317	1.255	1.184	1.243
Argentinean Peso	4.006	3.833	3.567	3.609
Brazilian Real	2.816	2.729	2.772	3.037
Mexican Peso	14.223	13.797	12.585	13.715
Colombian Peso	2,948.381	2,962.950	2,706.830	2,886.721

2.5 Property, plant and equipment

a) Cost

All property, plant and equipment are presented at cost of acquisition or production.

The financial cost for the technical installation projects that take longer than one year to complete, until the asset is ready to be brought into use, form part of property, plan and equipment.

Costs of improvements are capitalized only when they represent an increase in capacity, productivity or an extension of their useful life.

Major maintenance expenditures (overhauls) are capitalized and depreciated over the estimated useful life of the asset (generally 1.5 to 3 years) while minor maintenance is expensed as incurred.

Own work capitalised under Property, plant and equipment relates to the direct cost of production.

The non-extractable gas necessary as a cushion for the exploitation of the underground storage units of natural gas is recorded as Property, plant and equipment, and depreciated over the useful life of the underground storage unit.

Expenses arising from actions designed to protect and improve the environment are expensed in the year they are incurred. They are capitalised when they represent asset additions to Property, plant and equipment, and when allocated to minimise environmental impact and protect and improve the environment, and depreciated on a straight-line basis over the years of useful life of the asset.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

b) Depreciation

Assets are depreciated using the straight-line method, over their estimated useful life or, if lower, over the time of the concession agreement (see note 33). Estimated useful lives are as follows:

Years of estimated useful life
Buildings	33-50
Cryogenic LNG transport gas tankers	30
Technical installations (pipeline network and transport)	20-30
Technical installations (combined cycle gas turbine: CCGT)	25
Technical installations (wind farms)	20
Other technical installations and machinery	8-20
Tooling and equipment	3
Furniture and fittings	10
Computer equipment	4
Vehicles	6

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount, i.e., when the asset is no longer useful such as due to a rerouting of the distribution pipeline (see Note 2.7).

c) Exploration operations and production of hydrocarbons

GAS NATURAL records exploration and hydrocarbon production operations using the “successful efforts” exploration method, which treatment is as follows:

•	Explorations costs

Exploration costs (geology and geo-physical expenses, costs relating to the maintenance of unproven reserves and other costs related to exploration activity), excluding drilling costs, are expensed when incurred.

Drilling costs are capitalised depending on the determination as to whether proven reserves have been found to justify their commercial exploitation. If proven reserves are not found, the drilling costs initially capitalised are expensed. However, if, as a result of the exploration probes proven reserves are found, the costs are transferred to Investments in areas with reserves.

•	Investments in areas with reserves

The costs arising from the acquisition of new interests in areas with reserves, the cost of development incurred in order to extract the proven reserves and for the treatment and storage of gas, as well as the current estimated value of the shut down costs, are capitalised and depreciated throughout the estimated commercial life of the deposit based on the relationship between production for the year and the proven reserves at the beginning of the depreciation period.

At the year end, or provided that there is an indication that there may be asset impairment, the future discounted cash flows from the proven and unproven reserves, the latter being subject to a risk factor, are compared to their carrying value.

2.6 Intangible assets

a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of GAS NATURAL’s share of the net identifiable assets of the acquired subsidiary, joint ventures or associates acquired, at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of subsidiaries or joint ventures is included in Intangible assets while goodwill related to acquisitions of associates is carried under Investments recorded using the equity method.

Goodwill derived from acquisitions carried out before January 1, 2004 is recorded at the amount recognized as such in the December 31, 2003 consolidated financial statements prepared using Spanish GAAP.

Goodwill is not amortised but tested annually for impairment and carried at cost less accumulated impairment losses.

Goodwill is allocated to cash-generating units (CGUs) for the purpose of impairment testing. Each of these cash-generating units represents GAS NATURAL’s investment for each primary reporting segment in each country of operation (Note 2.7).

b) Concessions and other rights to use

Administrative concessions and other rights to use refer to administrative authorization for the distribution of natural gas. They are valued at acquisition cost, if acquired directly from the government or a public body, or at the discounted cash flows to be obtained from the related concession if they have been acquired as part of a business combination.

Administrative concessions and other rights to use are amortized on a straight-line basis over the length of the concession, except in the case of the Maghreb-Europe pipeline, where the annual amortization charge is based on the volume of gas transported over the life of the right to use.

c) Computer software applications

Cost associated with the production of computer software programs that are likely to generate economic profits greater than the costs related to their production are recognized as intangible assets. The direct costs include the cost of the staff that has developed the computer programs.

Computer software development costs recognized as assets are amortised over their estimated useful lives as from the time the assets are brought into use.

d) Research costs

Research activities are expensed as incurred.

e) Other intangible assets.

Other intangible assets mainly include the following:

•

The cost of acquisition of the exclusive regasification rights at the installations of EcoEléctrica L.P., Ltd. in Puerto Rico, which are amortised on a straight-line basis until the end of their term (2025).

•

The projects in development for new wind farms that have still not been brought into use and acquired in the business combination of 2005 (see note 31), which will be amortized on a straight-line basis over their useful lives (20 years).

•

The emission rights received for no consideration are stated at their nominal value while those acquired are stated at their acquisition cost. In the event that GAS NATURAL does not have enough rights to meet its emission quotas, the deficit is recorded under provisions and valued at the cost of acquisition for the rights purchased and at fair value for the rights pending purchase on the date the financial statements are filed.

There are no intangible assets with indefinite useful life other than goodwill.

2.7 Impairment of assets

Assets are tested for impairment, provided that an event or change in circumstances indicates that their carrying amount may not be recoverable. Goodwill impairment is also reviewed annually.

An impairment loss is recognized through profit and loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGU). When valuating value in use, the estimated future cash flows are calculated at their current value.

The calculation of recoverable value uses cash flow projections based on approved budgets that cover a period of five years based on past results and market forecasts. The most sensitive aspects that are included in the projections used in all the CGUs are purchase and sale prices of gas and/or electricity, inflation, staff costs and investments. The cash flows generated after the five-year period are extrapolated using the estimated growth rates from 0.0% to 1.0%. The growth rates do not exceed the average long-term growth rate for the business in which the CGU operates. The discount rates are determined on the basis of market data and fluctuate between 4% and 14% for the CGUs.

2.8 Investments

Purchases and sales of investments are recognized on trade-date, which is the date on which GAS NATURAL commits to purchase or sell the asset, and are classified under the following categories:

a) Financial assets at fair value impacting results

These are assets acquired for short-term sale. Derivatives form part of this category unless they are designated as hedges

b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not listed on an active market and with no intention of being traded. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in Financial receivables in the balance sheet (see Note 11).

Loans and receivables are carried initially at fair value and then at their amortised cost using the effective interest method.

A provision is set up for the impairment of trade receivables when there are objective indications that not all the amounts owed will be paid. The amount of the provision is the difference between the carrying value of the asset and the present value of the estimated future cash flows discounted at the effective interest rate.

c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category. They are initially recognized at fair value.

Unrealized gains and losses arising from changes in fair value are recognized in equity. When these assets are sold or impaired, the accumulated adjustments to the reserve due to valuation adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), GAS NATURAL establishes fair value by using valuation techniques.

These techniques include the use of recent arm’s length transactions between well informed related parties, referring to other instruments that are substantially the same and discounted cash flow. In cases in which none of the techniques mentioned above can be used to set the fair value, the investments are recorded at cost less impairment, as the case may be.

2.9 Inventories

Inventories are stated at lower of cost and net realizable value. Cost is determined using weighted average cost.

Inventories costs include the cost of raw materials and those that are directly attributable to the acquisition and/or production, including the costs of transporting inventories to the current location.

Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.10 Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with maturities up to three months from the date of acquisition.

2.11 Share capital

Share capital is made up exclusively of ordinary shares.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds, net of tax.

Dividends on ordinary shares are recognized as a deduction from equity in the year they are approved.

2.12 Financial debt

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless they mature at more than 12 months after the balance sheet date or include tacit renewal clauses.

2.13 Leases

Leases of property, plant and equipment where GAS NATURAL (the lessee) substantially bears all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s inception at the lower of the fair value of the leased property and the present value of the lease payments, including the purchase option. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term liabilities except for those falling due more than twelve months. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

2.14 Provisions

Provisions are recognized when GAS NATURAL has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are recorded when the inevitable costs of settling obligations required under a contract for valuable consideration exceed the expected profit to be generated by them.

Provisions are measured at the present value of the Group’s best estimate of expenditure required to settle the present obligation at the balance sheet date.

When it is expected that part of the disbursement needed to settle the provision is paid by a third party, the payment is recognised as a separate asset, provided that its receipt if practically assured.

2.15 Employee benefits

a) Pension obligations

GAS NATURAL has several defined contribution pension schemes and externally insured benefit schemes for death and disability for certain groups of employees that are constituted under current legislation in this area, covering the commitments acquired by the Company with the current personnel involved.

GAS NATURAL recognises certain past-service costs fully disbursed and is committed to making contributions based on a percentage of the computable salary corresponding to each employee group.

The annual contributions to cover the commitments accrued by the entity for these schemes are recorded against profit and loss each year.

For certain groups of employees there are commitments for defined benefit schemes in relation to the payment of supplements on retirement, death and disability pensions, in accordance with the benefits agreed by the entity, which have been transferred out of the company in the form of single premium insurance policies under Royal Decree 1588/1999/15 October, which adopted the Regulations on the instrumentation of pension commitments.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

GAS NATURAL has availed itself of the possibility of fully recognising the actuarial gains and losses arising from changes in actuarial assumptions or from differences between the assumptions and the reality in the period in which they occur, directly in equity under “Retained earnings and other reserves”. The impact of actuarial gains and losses from prior years is not significant.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

b) Other post-employment benefit obligations

Some of GAS NATURAL’s companies provide post-retirement benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that used for defined benefit pension plans. Actuarial gains and losses arising from changes in actuarial assumptions, are charged or credited to income “Retained earnings and other reserves”.

c) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. GAS NATURAL recognizes terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits.

2.16 Deferred Income

GAS NATURAL receives compensation for amounts paid for the construction or acquisition of certain plant or, in some cases, directly receives the plant under current legislation.

Deferred income relates primarily to:

•	Capital grants for assets stated at the amount granted.

•	Income in consideration for new connections and branch lines.

•	Income from the extension of the pipeline network that will be financed by third parties.

•	Plant, property and equipment received without consideration.

Deferred income is recognised in results systematically on the basis of the useful life of the corresponding asset, thus offsetting the depreciation expense.

When the corresponding asset is replaced, the deferred income from the extension of the pipeline network financed by third parties is expensed at the carrying value of the assets replaced. The remaining amount of the deferred income is taken to profit and loss systematically over the useful life of the respective asset.

2.17 Trade and other payables

Trade and other payables are short-term financial liabilities that are valuated at fair value. They do not accrue explicit interest and are recorded at their nominal value.

2.18 Income tax

Corporate income tax expense includes the deferred tax expense, the current tax expense, which is the amount payable (or refundable) on the tax profit for the year and depreciation allowances net of provisions.

Deferred tax are recorded by comparing the temporary differences that arise between the taxable income on assets and liabilities and their respective accounting figures in the consolidated annual accounts used the tax rates that are expected to be in force when the assets and liabilities are realised.

Deferred tax arising from direct charges or credits to equity accounts are also charged or credited to equity.

Deferred income tax assets are recorded only when there are no doubts as to their future recoverability through the future tax profits that can be used to offset timing differences.

2.19 Revenue recognition

Sales are recognized when products are delivered to and have been accepted by the client, even if it has not been invoiced, or if applicable, services are rendered, and it is probable that the economic benefits associated with the transaction will flow to the entity. Sales for the year include the estimate of the energy supplied and pending invoicing.

Sale are stated net of tax and discounts and the transactions between companies in the GAS NATURAL Group are eliminated.

The legal framework on the regulated activities in the gas industry, regulates the payment procedure to be applied among entities of the gas industry for the redistribution of the amounts received from tolls, levies and tariffs net of quotas for specific destinations, costs of acquisition of gas and remuneration of the rated supply activity, so that each company will finally collect the amounts based on its regulated activities (see note 4).

The remuneration of the distribution activity is calculated on the basis of the revision of last year’s remuneration, the average increase in the consumer price index and related energy prices, as set down by the Ministerial Order and adjusted using real data.

The remuneration of the rated supply is calculated using the variables and rates of the formula set down in the Ministerial Order that establishes remuneration for the year, bearing in mind the energy supplied.

The Ministerial Order of October 28, 2002, which regulates the settlement procedures for the deviations arising from the application of the settlement procedure between final net settlement income and the remuneration accredited each year, will be taken into account in the calculation of the tariffs, tolls and levies for the following years. At the date of formulation of these consolidated annual accounts, no final settlements have been published for 2002 to 2006, but the provisional deviations for these years have considered in order to calculate the tariffs, tolls and levies for 2004 to 2007. No final settlements are expected to give rise to significant differences in respect of the estimates made.

Income includes the amount of both regulated sales and sales in the de-regulated market, since both the rated distributor and the free-market seller are considered principal agents and not commission agents for the supplies delivered.

Exchange of gas with a different value, or which bear a cost, and which give rise to differences, are included as part of sales.

The purchase or sale contracts of non-financial assets that are executed and remain in force in order to receive or deliver these assets in accordance with the uses expected by the entity are recorded in accordance with the terms of the contracts.

The sales of electricity based on the Electricity Production Market Regulations that comply with the Electricity Industry Act, Law 54/1997 of November 27, were recorded according to actual consumption.

Interest income is recognized on a time-proportion basis using the effective interest method.

Dividends are recognized as income when GAS NATURAL’s right to receive payment is established.

2.20 Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative in designated as a hedging instrument, and if so, the nature of the item being hedged.

GAS NATURAL documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. GAS NATURAL also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 10.

a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

b) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement.

Amounts accumulated in net equity are recycled in the income statement in the periods when the hedged item will affect profit or loss.

c) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Such derivatives are classified as at fair value through profit or loss, and changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement.

The market value of the different financial instruments is calculated using the following procedures:

•	Derivatives listed on an official market are calculated on the basis of their year end quotation.

•	Derivatives that are not traded on official markets are calculated on the basis of the discounting of cash flows based on year end market conditions.

The embedded derivatives in other non financial instruments are booked separately as derivatives only when their economic characteristics and tacit risks are not closely related to the instruments in which they are embedded and when the whole is not being booked at fair value.

2.21 New accounting standards IFRS-EU and IFRIC interpretations

Certain new accounting standards (IFRS-EU) and IFRIC interpretations have been adopted and promulgated that are mandatory for accounting periods beginning on or after January 1, 2006 and have been adopted by GAS NATURAL:

a)	IAS 21 (Amendment of December 2005), “Net investment in a foreign business”;

b)	IAS 39 (Amendment of April 2005), “Cash flow hedge accounting of forecast intragroup transactions”;

c)	IAS 39 (Amendment of June 2005), “The fair value option”;

d)	IAS 19 (Amendment), “Employee benefits”;

e)	IFRS 6 and IFRS 6 (Amendment), “Exploration for and evaluation of mineral resources”;

f)	IFRIC 4, “Determining whether an arrangement contains a lease”; and

g)	IFRIC 5, “Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds”.

The adoption of these standards has not had a significant impact on these consolidated financial statements.

GAS NATURAL has chosen not to make early application of the following standards and interpretations:

a)	IFRS 7, “Financial Instruments: Disclosures”, which introduces new requirements to improve the information on financial instruments.

b)	Complementary amendment to IAS 1, “Presentation of financial statements—Capital disclosures”, which introduces information to allow for the evaluation of capital management objectives, policies and processes.

c)	IFRIC 7, “Applying the restatement approach under IAS 29—Financial reporting in hyperinflationary economies”, which provides measure as to how to apply IAS 29 in the event of hyperinflation.

d)	IFRIC 8, “Scope of IFRS 2, Share-based payments”, which requires consideration of the transactions that involve the issuing of net equity instruments in order to determine whether these transactions are within the scope of IFRS 2.

e)	IFRIC 9, “Reassessment of embedded derivatives”, which forces companies to evaluate whether an embedded derivative must be separated from the main contract and be recognised as a derivative when it becomes part of the contract.

On the basis of the analysis of the new accounting standards and interpretations to be applied in the years beginning January 1, 2007 or thereafter, GAS NATURAL does not expect that they will have a significant effect on the consolidated financial statements.

2.22. Significant accounting estimates and judgments

The preparation of consolidated financial statements requires the formulation of estimates and judgments. The actual results could be different from the estimates and judgments used. The valuation standards that require a large number of estimates are set out below:

a) Provisions

In general, liabilities are recorded when it is probable that a liability or obligation will give rise to an indemnity or payment. GAS NATURAL evaluates and makes an estimate of the amounts to be settled in the future, including additional amounts relating to income tax, contractual obligations, the settlement of outstanding litigation, and other liabilities. These estimates are subject to the interpretation of current events and circumstances, projections of future events and estimates of their financial effects.

b) Calculation of income tax and deferred income tax assets

The calculation of the income tax expense requires interpretations of tax legislation in the jurisdictions in which GAS NATURAL operates. The determination of expected outcomes of outstanding disputes and litigation requires the preparation of significant estimates and judgment by GAS NATURAL.

GAS NATURAL evaluates the recoverability of the deferred income tax assets based on estimates of future taxable income. The recoverability of the deferred tax assets depends ultimately on the capacity of GAS NATURAL to generate sufficient tax profits during the periods in which these deferred taxes are deductible.

c) Revenue recognition

Revenue from energy sales is recognized when the goods are delivered to the customer based on periodical meter readings and include the estimated accrual of the value of the goods consumed as from the date of the meter reading until the close of the period. Estimated daily consumption is based on historical customer profiles taking into account seasonal adjustments and other factors than can be measured and may affect consumption.

Historically, no material adjustments relating to the amounts recorded as uninvoiced revenues have been made and none are expected in the future.

d) Goodwill

Goodwill is subject to impairment tests annually.

The estimated recoverable value of the cash generating units applied to impairment testing has been determined on the basis of the discount cash flows prepared in accordance with the business plan adopted by GAS NATURAL. The discount rate used is the average weighted cost of capital.

e) Defined benefit post-retirement plans and other post-retirement benefit plans

The calculation of the expense for pension and other post-employment benefits, requires the use of different hypotheses, such as the long-term yield of the assets in the plan and the discount rate used. Moreover, the social security coverage hypotheses are essential in determining other post-employment benefits.

The future changes in the yields of the plan, the discount rates used and other factors related to the unit holders of the pension plans and post-employment benefits will have an impact on future pension expenses and liabilities.

Note 3. Risk management

GAS NATURAL has a series of standards, procedures and systems for identifying, measuring and managing the different risk categories.

At the end of 2006 it decided to set up a Risk Committee. This Committee’s mission is to oversee the interests of its governing bodies and stakeholders through:

•	The correct determination and review of the objective risk profile of GAS NATURAL, and guarantee its alignment with the strategic position required at all times.

•	To guarantee that the entire organisation understands and accepts their responsibilities in identifying, evaluating and managing the most salient risks.

Market Risk

GAS NATURAL in particular has highly proactive policies for managing its market risk exposure during its normal course of business, including the impact of changes in raw material prices, interest rates and exchange rates. Its management of these risks is partially carried out through financial derivatives, which are contracted for hedging purposes.

a) Raw material price risk

A major part of the operating costs of GAS NATURAL are related to the purchases of natural gas and liquefied natural gas (LNG) for sale on the free market and supply to the regulated markets. Likewise, its CCGT plants use natural gas as fuel.

GAS NATURAL manages and mitigates the risk of raw material price fluctuations by following its net global position in relation to these commodities, balancing its purchase and supply obligations. When it is not possible to achieve a natural hedge, the position is managed within reasonable risk parameters using financial hedging instruments.

Of special note is the effect of the significant seasonal factors in demand peaks in winter consumption, which requires the acquisition of additional gas, to guarantee the continuity of supplies, through spot purchases at prices significantly higher than those stipulated in long-term supply agreements.

b) Interest rate risk

GAS NATURAL has proactive interest rate risk management policies in order to minimise its negative impact on results. The purpose of interest rate risk management is to maintain a balance between variable borrowings and fixed borrowings that can reduce borrowing costs within reasonable risk parameters. The variable borrowing rate is subject mainly to the fluctuations of the European Interbank Offered Rate (EURIBOR), the London Interbank Offered Rate (LIBOR) and the indexed rates in Mexico, Brazil, Colombia and Argentina.

c) Exchange rate risk

The Group’s exchange rate risks relate mainly to:

•	Counter-value of the cash flows related to the purchase-sale of commodities denominated in functional currencies other than the Euro.

•	Long-term borrowings denominated in non-Euro currencies.

•	Investments and operations in currencies other than the Euro, in relation to the counter-value of the net equity contributed, results and repatriation of dividends.

At December 31, 2006 approximately 21.5% of the operating profit of GAS NATURAL came from Latin American companies, generated in their respective local currencies. Therefore, its equivalent value is subject to the volatility of the parity of these currencies with the Euro.

In order to mitigate the inherent risks of volatility of these currencies against the Euro, GAS NATURAL finances, to the extent possible, its investments in local currencies. GAS NATURAL also tries to make the costs coincide with income indexed to the dollar as well as the amounts and maturity of assets and liabilities arising from the transactions denominated in currencies other than the Euro.

In cases in which this general policy is not applied, the risks relating to the investments in currencies that are not the functional currency are managed through financial swaps of payments in different currencies at different interest rates.

Credit risk

GAS NATURAL does not have significant credit risk concentrations.

The Group has policies to assure that wholesale sales of products are made to customers with an appropriate credit record, for which the respective credit limits are established and/or the necessary hedging instruments are used.

Furthermore, the trade debtor balances are stated on the balance sheet net of bad debt provisions, estimated by GAS NATURAL on the basis of experience from prior years, after prior segregation of debtors, and taking into account the current economic environment.

Note 4. Regulatory framework

a) Regulation of the natural gas industry in Spain

The regulation of the natural gas industry in Spain is set down in the Hydrocarbons Act, Law 34/1998 of October 7. This Act de-regulated the natural gas market in line with the European Directive 98/30/EC, regulating the legal regime for the acquisition, liquefaction, regasification, transport, storage, distribution and commercialisation of combustible gas by pipeline. The main points are:

•	Allows the supply in the free market to qualifying consumers, although they have the right to remain or return to regulated rates under the terms set down in the regulations.

•

Law 34/1998 stipulated a calendar according to which consumers would slowly acquire the condition as qualifying consumer. The initial deadlines were moved up so that all the consumers would be qualifying as from January 1, 2003.

•	Guarantee regulated access to the network by qualified intermediaries and consumers, thus segregating use from the gas infrastructures.

•

Obligates the legal separation of deregulated and regulated activities and the accounting separation of the regulated activities in order to avoid cross-subsidies and to increase the transparency in the calculation of rates, tolls and levies.

•	Creates the National Energy Commission which takes over the former National Electrical System Commission.

•	Requires the diversification of the supply in order to increase the security of supply.

•	Suppresses the classification of gas industry activities as a public utility.

•	Replaces the administrative concession regime for distribution activity by another based on authorisations which, after various legislative modifications, grant distributors exclusivity in their zone.

Thereafter, different legal provisions sped up the de-regulation process, even above what was required by Directive 98/30/CE. Amongst these provisions was Royal Decree Law 6/2000, of June 23, which:

•	Designated Enagás, S.A. as Technical Manager of the System.

•

Limited to 35% the shareholding of the same legal or natural person in Enagás, S.A. This limitation has been reduced to 5% by virtue of Law 62/2003 of December 30, the Corporate, Tax and Administrative Measures Act.

•

Established a temporary cession to third parties of the contract for natural gas from Algeria and supplied through the Maghreb-Europe pipeline. It also stipulates that as from January 1, 2004 the natural gas in this contract must be applied preferentially to the regulated rate supply.

•

Set January 1, 2003 as the date as from which no subject or subjects pertaining to the same group of companies that operate in the natural gas industry, may contribute, as a whole, natural gas for its consumption in Spain in an amount greater than 70% of national consumption. For the purposes of calculating this percentage self-consumption is not taken into account.

•	Established a new remunerative regime of rates, tolls and levies and settlements.

Royal Decree 949/2001 defines the regulated activities and the criteria for setting the integrated economic framework of the industry, both for the determination of remuneration and the setting of rates and tolls, as well as for the settlement process.

The criteria of reference for the remuneration of system activities are as follows:

•

To assure the recovery of the investments made by the titleholders in the period of the useful life of the same. Thus, annual remuneration includes the amortisation of the recognised cost of investment.

•	To permit reasonable profitability on the investments.

•	To determine the system for remunerating the operating costs in order to encourage effective management and improvements in productivity that must be passed on to the users and consumers.

Furthermore, it defines the system regulating access of third parties to the pipeline network: the subjects with access rights, how to apply for access, the periods of access, causes of rejection of access, and the rights and obligations of each subject in relation to the system.

Both for the rates and tolls a structure is set up based on supply pressure levels and customer consumption levels.

The Ministry of Industry, Tourism and Trade is responsible for setting the sale rates of natural gas for the distributors to the regulated consumers, the natural gas cession prices of the transporters to the distributors and the tolls and levies for the access services for third parties to the gas infrastructures.

The new framework is based on the collection of remuneration set down for each activity in the system through the application of rates, canons and levies. Given that each agent does not collect its recognised remuneration, a settlement procedure is required that reassigns the income in the system.

This settlement procedure was finally set down in Order 2692/2002 issued by the Ministry of the Economy on October 28, 2002.

Royal Decree 1434/2002 of December 27 regulates the transport, distribution, commercialisation, supply and installation authorisation procedures for natural gas, as well as the relations between gas companies and consumers both in the regulated and de-regulated market. Furthermore, it establishes the procedures for residential customer access to the free market as well as the changes in intermediaries, making it possible, as from January 1, 2003, for any consumer to choose their supplier.

Royal Decree 1716/2004 of July 23, which regulates the obligation to maintain minimum security inventories and the diversification of natural gas supply, establishes the obligation to maintain certain minimum security inventories equal to 35 days of firm sales for transporters, intermediaries, and qualifying consumers that make use of their access right.

For its part, Royal Decree Law 5/2005 of March 11 moved forward the reform of the energy market through the adoption of measures to foster more efficient performance of the agents and extend the orderly deregulation of the industry, establishing certain conditions for the passage from the free market to the regulated market for customers of a certain type, which involves circumscribing the regulated market.

Royal Decree 942/2005 of July 29, which modified certain provisions on hydrocarbon issues, expedited the regime from the shift of customers to the free market customers and regulated the related non regulated activities of distributors.

The Ministerial Order of October 5, 2005 adopted the Technical Management Standards for the Gas System.

Order 4099/2005/27 December of the Ministry of Industry, Tourism and Trade updates the remuneration of activities relating to regasification, storage, transport, gas purchase-sale management in the regulated market, distribution, rated natural gas supply and remuneration of the Technical Management System.

Ministerial Order 4101/2005, of December 27 set the natural gas rates for 2006, suppressing the rate for customers whose consumption exceeds 100 GWh per year (who must, therefore, acquire gas on the deregulated market).

On February 24, 2006 the Spanish Cabinet adopted a series of regulatory changes for the gas and electricity market and adopted two first draft bills to adapt Spanish legislation to the EU Directives of 2003 on the gas and electricity markets. The changes proposes include the following measures:

•	The elimination of the tariffs as from January 1, 2011 for the electricity market and as from January 1, 2008 for the gas market.

•	The functional separation of regulated and non-regulated activities.

•	The creation of a Final Resort Supplier, appointed by the Government, to attend to small industrial and domestic customers in order to guarantee supply in a fully de-regulated market.

•	The reduction of the limit of shareholding of companies in Enagás from 5% to 1%; and

•	The creation of an Office Responsible for Changing suppliers in order to increase transparency and facilitate effective competition.

Royal Decree 4/2006, which came into force on February 28, 2006, increases the oversight powers of the National Energy Commission (CNE) of corporate operations in the energy sector.

Royal Decree Law 7/2006 establishes a change in the criteria for the storage of gas and location of underground storage capacity, based on location in proportion to sales of the previous year instead of a “first come-first served” basis.

ITC Order 3992/2006, which sets the natural gas tariffs for 2007, includes 24% of LNG in the structure of the CMP in order to cover the significant seasonality factor affecting the regulated market, which is mostly residential, and which represents a new improvement in the formation of prices in the de-regulated market, based on the growing importance of LNG in the world. Furthermore, the same order suppresses the tariffs higher than a pressure of four bars as from July 1, 2007.

b) Regulation of the natural gas industry in Latin America

In Brazil, Colombia and Mexico there are stable regulatory and pricing frameworks that set down the procedures and processes needed for periodical rate and distribution margin reviews. The rate review is carried out every five years through the filing of the respective rate reports with the regulators.

In Mexico, the market is totally de-regulated except for the domestic production of gas. PEMEX is the dominant operator. Brazil also has a de-regulated market, although Petrobras has a significantly dominating position. In Colombia the authorities have set a limit to the participation in the gas distribution business at a maximum of 30% of the users in the country as from 2015. Likewise, it has set a limit for the commercialisation of natural gas to end users up to a maximum of 25% of the market (excluding thermal power stations, petro-chemical installations and own use). Moreover, the transport companies cannot directly undertake any production, commercialisation or distribution activity (and vice-versa). The shareholding of transport companies in production, commercialisation or distribution of gas cannot surpass 25% (and vice-versa).

In Argentina, as a result of the 2001 economic crisis, there was a freezing and Pesoisation of rates. There is now an agreement, which involves updating rates and setting the basis for a stable payment system to distributors that is based, as in other countries, on the appropriate retribution of the assets.

Recently in Argentina the government has adopted a decree on rate revision in order to establish a stable distributor remuneration system based, as in other countries, on a proper remuneration of assets. The regulations pursuant to this decree have still not been issued.

In 2004 the pricing cases of the Companhía Distribuidora de Gas do Rio de Janeiro, S.A. (CEG, S.A.) in Brazil; Gas Natural, S.A. ESP, Gases de Barrancabermeja, S.A. ESP, and Gas Natural de Oriente, S.A. ESP in Colombia; and Comercializadora de Metrogas, S.A. de C.V. in Mexico, have been resolved favourably. In the first half of 2005 the pricing cases of CEG Rio, S.A. and Gas Natural Sao Paulo Sul, S.A. in Brazil were resolved.

c) Regulation of the natural gas industry in Italy

Since 2004 the gas industry in Italy has been fully de-regulated, except in Sicily, which was declared an emerging development zone and where protection was established allowing free competition only in those municipalities with more than 10,000 supply points. As from January 2006 the gas market in all municipalities with more than 5,000 points was deregulated. As a result, in January 2006 the gas market is de-regulated in Sicily for all cities with more than 5,000 supply points. There is also an obligatory legal separation of the operators from the transport system, as well as certain limits to the maximum supply and commercialisation percentages in order to boost competition and the entrance of new operators.

d) Regulation of the electricity industry in Spain

The legal framework for the regulation of the electrical industry in Spain is the Electrical Industry Act, Law 54/1997 of November 27, pursuant to the European Directive 96/92/EC (repealed thereafter by Directive 2003/54/EC) governing common standards of the Development of the Domestic Electricity Market.

The Act reorganised the electricity system by introducing competition-based criteria and beginning de-regulation.

The basic changes in Law 54/1997 compared to the former organisation of the Spanish electricity sector (Energy Industry ACT-LOSENB-of December 1994) are as follows:

•	It does not reserve for the Government any supply integration activity, and, accordingly, unified exploitation has been eliminated.

•	Recognises the right to the free installation of power plants and establishes a planning system to facilitate company decision making on investments.

•	Creates the figure of commercialisation under the principle of free contracting and customer choice of supplier.

•

Bases the economic optimisation of the production system on free competition of the market agents, within the framework of the organised wholesale market of electricity production (pursuant to Royal Decree 2019/1997).

•

Establishes the figure of the Market Operator (OMEL) for the economic management of the market and the System Operator (REE) for the technical management of the market. It also establishes the National Energy Commission, as the regulating body for the electricity industry.

•

Views the transport and distribution as natural monopolies, but the networks are placed at the disposal of subjects working in the system and consumers through third party access to the pipeline network. The remuneration of these activities is set by the regulators along with a binding planning system.

•	Establishes the principle of legal separation between “regulated activities” (transport and distribution) and “non-regulated activities” (generation and commercialisation).

•	Steadily de-regulates commercialisation over 10 years.

The new economic framework of the industry, set down in Law 54/1997, is based on the collection of the remuneration established for each activity in the system through integral rates and toll rates. Both must assure the recovery of the remuneration of the regulated activities, both must be unique and equal in the entire country, and differentiated by the voltage and customer consumption levels.

In view of the fact that each agent does not collect their recognised remuneration, a settlement procedure is needed that reassigns the income in the system. This settlement procedure is set down in Royal Decree 2017/1997 of 26 December and designates the National Energy Commission as the body responsible for making the regulated settlements.

The remuneration of the regulated activities in transport and distribution is set down in Royal Decree 2819/1998 and contemplates the recognition of the investment cost of the owners of the plants over their useful life and the cost of operations and maintenance, as well as a reasonable return on the investment. The remuneration of the transport is made by physical plant, while the remuneration of the distribution is updated with the increase in energy.

The remuneration of the non-regulated generation activity is based on electricity production market prices and the concept of the power guarantee, which is the economic indicator for providing an incentive to the construction of new power plants in the system, which is set by the Administration. Additionally, the right of the generator is recognised to receive income to offset the so-called Transition to Free Market Costs that were established when the electricity industry was deregulated.

On the other hand, commercialisation, as a deregulated activity, is remunerated by the free trading between parties.

The most salient features of the Urgent Measures to Strengthen Competition in the Goods and Services Market Act, Royal Decree Law 6/2000 are as follows:

•	Establishment of the full de-regulation of the supply of electricity as from January 1, 2003 and the disappearance of high voltage rates as from January 1, 2007.

•

Instrumentalisation of new forms of intermediary contracting (bi-lateral contracts with the special regime and external agents), in order to increase competition through intermediaries that are not part of production unit business groups in Spain.

•

Obligates certain production plants in the special regime with incentive rights (those that have installed voltage of more than 50 MW, under Royal Decree 2366/1994), which use the wholesale market pool to dump their electrical energy surplus.

•	Limits the increase in the production capacity of electricity groups that have a market share greater than 20% (3 years) or 40% (5 years).

Royal Decree 1995/2000/December 1st regulates the transport, distribution, commercialisation, supply and plant authorisation procedures of electricity production, as well as the relations between electricity companies and consumers, both in the regulated and deregulated market and for both access and supply contracts Furthermore, it regulates the process for authorising and closing installations and the quality of the supply service.

Royal Decree 1164/2001 on network access rates maintains the binomial structure of the rates, but sets down a new structure to simplify the domestic and general usage rates while creating a tariff for three periods for high tension, as well as simplifying them.

Moreover, the Government has adopted the National Emission Rights Allocation Plan 2005-2007 (PNA) that allocates the free emission rights for each plant, in order to comply with the Kyoto Protocol.

In November 2004, the Ministry of Industry, Tourism and Trade commissioned an independent expert to prepare a White Paper on electricity generation, which has just been completed recently. It focussed on offering a diagnosis of the electricity market and reform proposals for those issues that require serious revision.

For its part, Royal Decree Law 5/2005/March 11th sets down a series of urgent measures to stimulate electricity production and improve public contracting. The measures bear in mind the future Iberian Electricity Market (MIBEL), incorporating the forward market into the structure of the production market. Moreover, it homogenises the conditions between the free and regulated markets, stipulates the requirement of guarantees while plant authorisations are expedited, rationalises the development of the distribution plants and forces distribution companies to report more information on their customers in order to allow intermediaries to present better offers.

A Royal Decree is published annually to set the electricity rates. Royal Decree 1556/2005/December 23rd establishes the electricity rate for 2006 (modified by Royal Decrees 470/2006 and 809/2006). Royal Decree 1634/2006/December 29th establishes the electricity rate for 2007.

Royal Decree 3/2006 came into force on March 1, 2006. It introduces several measures to mitigate the deficit in the rated electricity market through the implementation of a mechanism where the electricity generated and sold on the regulated market by companies in the same group will be priced by the Government since they are pegged to bi-lateral contracts. Moreover, the amount equal to the value of the green gas emission rights assigned previously and free of charge to each electricity producer will be subtracted from the electricity price to be received by the players in the Electricity Wholesale Market players. The regulations pursuant to this legislation have still not been enacted.

Royal Decree Law 7/2006, which came into force on June 23, 2006, introduces certain urgent measures for the energy sector and modifies the Electricity Sector Act, Law 54/1997 as well as The Hydrocarbons Sector Act, Law 34/1998. In respect of the electricity sector the main changes are the elimination of the “Transition to Free Market Costs” (CTCs), a new national coal consumption incentives plan and Special Regime incentives (renewable energy and co-generation), especially in relation to efficiency by promoting co-generation.

Throughout 2007 we expect the adoption of new legislation on power guarantees, efficient localisation of electricity production and a new framework for transport remuneration. A new framework for the Special Regime is also pending adoption.

e) Regulation of the electricity sector in Puerto Rico

The electricity sector in Puerto Rico is controlled by the Autoridad de Energía Eléctrica (AEE or PREPA), which is a vertically integrated public corporation. PREPA was founded in 1941 as a public corporation of the Commonwealth de Puerto Rico, as stipulated in article 83 of the legislation of Puerto Rico.

PREPA was created to conserve and develop water and for the production of electrical energy in Puerto Rico. It currently generates 70% of demand, owns all electrical transmission and distribution and is one of the largest public utility electrical companies in the United States. PREPA has broad powers under article 83 and is self-regulating in terms of rates and quality standards.

Note 5. Segment reporting

a) Primary segment reporting format-business segment

GAS NATURAL’s reportable segments are as follows:

•

Gas Distribution. Gas distribution includes the regulated gas activity, remunerated gas distribution and rated supply, third party access services to the pipeline network and non-regulated activities related to distribution.

Gas distribution includes all of our sales to regulated customers in Spain, Latin America and Italy at regulated prices. Regulated customers are customers in jurisdictions where the natural gas market has not been liberalized, such as Latin America, or customers in jurisdictions where the natural gas market has been liberalized but who have chosen to remain in the regulated market.

•

Electricity. Our electricity operations include the generation of electricity through combined cycle generation plants, cogeneration projects and wind farms in Spain or Puerto Rico and the commercialization of electricity in Spain to customers in the liberalized market.

•	Upstream & Midstream (UP & MID):

Upstream. Upstream activities include gas exploration and production activities, gas transportation from the moment gas is extracted until it reaches the liquefaction plant and the liquefaction process.

Midstream. Midstream activities include value chain activities of LNG from the exit point in exporting countries (liquefaction plants) to the entry points in final markets (regasification plants).

These activities include the transport of LNG from the liquefaction plant by marine transport, the regasification process and the operation of the Maghreb-Europe gas pipeline.

•

Wholesale & Retail (W&R). Wholesale & Retail activities include commercialization of natural gas to wholesale & retail customers in the liberalized market in Spain, as well as the provision of gas related products and services in Spain. In addition includes the sales of LNG to wholesalers outside of Spain.

The segment’s results for the periods of reference are as follows:

	Gas distribution				Electricity			W&R	UP&MID	Other	Intersegmental eliminations	Total
2006	Spain	Latin América	Italy	Total	Spain	P. Rico	Total
Total segment sales	2,154	1,557	164	3,875	1,348	159	1,507	6,346	285	146	(1,811)	10,348
Inter segment sales	(541)	—	(38)	(579)	(66)	—	(66)	(881)	(163)	(122)	1,811	—

Sales	1,613	1,557	126	3,296	1,282	159	1,441	5,465	122	24	—	10,348
Ebitda (*)	812	386	30	1,228	259	63	322	220	181	(39)	—	1,912
Depreciation and amortization expenses	(273)	(91)	(28)	(392)	(77)	(18)	(95)	(7)	(47)	(51)	—	(592)
Debtors provisions and others	(12)	(24)	(2)	(38)	(3)	—	(3)	(16)	—	—	—	(57)
Operating income	527	271	—	798	179	45	224	197	134	(90)	—	1,263
Net finance cost	—	—	—	—	—	—	—	—	—	—	—	(267)
Share of profit of associates	4	—	—	4	1	—	1	—	—	—	—	5
Gain on sales of associates	—	—	—	—	—	—	—	—	—	—	—	230
Income before taxes and minority interests	—	—	—	—	—	—	—	—	—	—	—	1,231
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	(302)
Net income for the period	—	—	—	—	—	—	—	—	—	—	—	929

	Gas distribution				Electricity			W&R	UP&MID	Other	Intersegmental eliminations	Total
2005	Spain	Latin América	Italy	Total	Spain	P. Rico	Total
Total segment sales	1,993	1,420	124	3,537	926	133	1,059	5,774	262	135	(2,240)	8,527
Inter segment sales	(509)	—	—	(509)	(304)	—	(304)	(1,166)	(157)	(104)	2,240	—

Sales	1,484	1,420	124	3,028	622	133	755	4,608	105	31	—	8,527
Ebitda (*)	778	317	27	1,122	90	62	152	61	176	8	—	1,519
Depreciation and amortization expenses	(256)	(78)	(21)	(355)	(44)	(16)	(60)	(5)	(48)	(51)	—	(519)
Debtors provisions and others	(5)	(10)	—	(15)	(1)	(2)	(3)	(10)	—	(3)	—	(31)
Operating income	517	229	6	752	45	44	89	46	128	(46)	—	969
Net finance cost	—	—	—	—	—	—	—	—	—	—	—	(221)
Share of profit of de las asociadas	3	—	—	3	1	—	1	—	—	30	—	34
Gain on sales of associates	—	—	—	—	—	—	—	—	—	—	—	286
Income before taxes and minority interests	—	—	—	—	—	—	—	—	—	—	—	1,068
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	(241)
Net income for the period	—	—	—	—	—	—	—	—	—	—	—	827

(*)	Ebitda is calculated as operating income, plus depreciation and amortization and operating provisions.

The segment assets, liabilities and capital expenditure are as follows:

	Assets	Associates	Liabilities	Capital expenditure/ business combinations
At 31.12.06
Gas Distribution	6,607	27	(1,412)	600
Electricity	2,532	7	(390)	315
Upstream & Midstream	960	—	(78)	163
Wholesale & Retail	1,700	—	(1,033)	14
Others	433	—	(425)	70

Total	12,232	34	(3,338)	1,162

At 31.12.05
Gas Distribution	7,139	25	(1,795)	619
Electricity	2,352	7	(237)	796
Upstream & Midstream	552	—	(33)	27
Wholesale & Retail	2,006	—	(1,086)	16
Others	236	—	(88)	75

Total	12,285	32	(3,239)	1,533

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, derivatives designated as hedges of future commercial transactions, receivables, debtors and cash and cash equivalents. They exclude tax refundable, investments and derivatives held for trading or designated as hedges of borrowings. The assets excluded total Euros 1,089 million at December 31, 2006 and Euros 1,395 million at December 31, 2005.

Segment liabilities comprise operating liabilities (including derivatives designated as hedges of future transactions). They exclude items such as tax payable and corporate borrowings and related hedging derivatives. The liabilities excluded total Euros 4,021 million at December 2006 and Euros 4,707 million at December 2005.

Capital expenditure comprises additions to property, plant and equipment (note 6) and intangible assets (note 7).

b) Secondary segment reporting format-geographical segments

The home-country of the GAS NATURAL -which is also the main operating company-is Spain. The areas of operation are principally Rest of Europe (Italy and France), Latin America, Puerto Rico, the USA and the Maghreb.

GAS NATURAL’s sales, depending on country assignation, are as follows:

	2006	2005
Spain	7,566	6,002
Rest of Europe	466	419
Latino America	1,557	1,420
Puerto Rico	159	133
USA	600	553

Total	10,348	8,527

The assets of GAS NATURAL, which include operating assets, as described above, and the investments booked using the equity method, are assigned based on their location:

	31.12.06	31.12.05
Spain	8.794	8.623
Rest of Europe	526	676
Latino America	2.093	2.151
Puerto Rico	259	315
Maghreb	594	552

Total	12.266	12.317

The assets of GAS NATURAL, which include operating assets, as described above, and the investments booked using the equity method, are assigned based on their location:

	31.12.06	31.12.05
Spain	812	913
Rest of Europe	72	68
Latino America	120	197
Puerto Rico	8	4
Maghreb	102	6

Total	1,114	1,188

Note 6. Property, plant and equipment

The movement during 2006 and 2005 in the different tangible asset accounts and their respective accumulated depreciation and provisions has been as follows:

	Land and buildings	Gas transport gas tankers under finance leases	Gas distribution installations	Combine cycle gas turbine	Wind farms	Exploration and development	Other fixed assets	PPE under construction	Total
At 1.1.05
Cost, gross	194	352	6,921	567	36	—	411	831	9,312
Accumulated depreciation	(68)	(15)	(2,439)	(81)	(4)	—	(184)	—	(2,791)

Net book amount	126	337	4,482	486	32	—	227	831	6,521

Net book amount at 1.01.05	126	337	4,482	486	32	—	227	831	6,521

Cumulative translation adjustment	5	—	175	20	—	—	17	28	245
Business combination (Note 31)	—	—	—	—	147	—	—	23	170
Additions	7	—	483	17	5	—	40	573	1,125
Disposals	(1)	—	(5)	—	(1)	—	(5)	(1)	(13)
Depreciation charge	(6)	(12)	(326)	(39)	(8)	—	(35)	—	(426)
Reclassifications and others	3	—	90	384	7	—	(5)	(550)	(71)

Closing net book amount at 31.12.05	134	325	4,899	868	182	—	239	904	7,551

At 31.12.05
Cost, gross	214	352	7,712	988	218	—	462	904	10,850
Accumulated depreciation	(80)	(27)	(2,813)	(120)	(36)	—	(223)	—	(3,299)

Net book amount	134	325	4,899	868	182	—	239	904	7,551

Net book amount at 1.1.06	134	325	4,899	868	182	—	239	904	7,551

Cumulative translation adjustment	(3)	—	(91)	(15)	—	(3)	(9)	(5)	(126)
Business combination (Note 31)	2	—	—	—	—	46	—	—	48
Additions	9	—	485	21	16	31	30	465	1,057
Disposals	(2)	—	(1)	—	—	—	—	—	(3)
Depreciation charge	(3)	(12)	(362)	(63)	(17)	(3)	(33)	—	(493)
Reclassifications and others	21	—	124	511	144	8	5	(741)	72

Net book amount at 31.12.06	158	313	5,054	1,322	325	79	232	623	8,106

At 31.12.06
Cost, gross	220	352	8,164	1,492	379	116	486	623	11,832
Accumulated depreciation	(62)	(39)	(3.110)	(170)	(54)	(37)	(254)	—	(3.726)

Net book amount	158	313	5,054	1,322	325	79	232	623	8,106

LNG cryogenic gas tankers were acquired under finance lease agreements (see note 17).

In February 2006 the commercial operations began for the combined cycle power plant in Cartagena (Murcia).

Exploration and development at December 31, 2006 includes the net carrying value of investments in zones with reserves of Euros 44 million and exploration costs of Euros 35 million.

The borrowing costs applied for the year ended December 31, 2006 to plant projects during their construction total Euros 18 million (Euros 23 million at December 31, 2005. The borrowing costs in 2006 represent 7.4% of total net debt (10.8% for the period corresponding to December 31, 2005).

Property, plant and equipment under construction at December 31, 2006 includes capital expenditures on combined cycle gas turbine plants in Plana del Vent (Tarragona), totalling Euros 374 million (Euros 189 million at December 31, 2005), which start up is expected to take place in the first quarter of 2007, and in Malaga, totalling Euros 46 million (Euros 3 million at December 31, 2005), which start up is expected in the second half of 2008, as well as the investments in the liquefaction plant in Algeria through the joint venture (32% interest) El Andalus LNG, SPA.

At December 31, 2006 GAS NATURAL has investment commitments of Euros 181 million, basically for the construction of combined cycle electricity plants

Furthermore, there are two 138,000 cubic meter capacity methane gas tanker that are now under construction and which will be acquired under a finance lease together with Repsol YPF, S.A. It is expected that these two new gas tankers will be operative in 2007 and 2009.

It is the policy of GAS NATURAL to take out all the insurance policies deemed necessary to cover the possible risks that could affect its tangible fixed assets.

Note 7. Intangible assets

The movement in 2006 and 2005 in intangible assets is as follows:

	Concessions and other rights to use	Computer software applications	Other intangible assets	Subtotal	Goodwill	Total
At 1.1.05
Cost, gross	961	256	110	1,327	334	1,661
Accumulated depreciation	(214)	(156)	(3)	(373)	—	(373)

Net book amount	747	100	107	954	334	1,288

Net book amount at 1.1.05	747	100	107	954	334	1,288

Exchange differences	137	2	—	139	30	169
Business combination and other (Note 32)	68	—	176	244	95	339
Additions	2	46	15	63	—	63
Disposals	—	—	1	1	—	1
Amortization charge	(51)	(36)	(6)	(93)	—	(93)
Reclassifications and others	40	6	—	46	(3)	43

Net book amount at 31.12.05	943	118	293	1,354	456	1,810

At 31.12.05
Cost, gross	1,244	311	301	1,856	456	2,312
Accumulated depreciation	(301)	(193)	(8)	(502)	—	(502)

Net book amount	943	118	293	1,354	456	1,810

Net book amount at 1.1.06	943	118	293	1,354	456	1,810

Cumulative translation adjustment	(53)	(1)	—	(54)	(20)	(74)
Business combination and other (Note 32)	—	—	—	—	2	2
Additions	3	49	5	57	—	57
Disposals	—	(1)	—	(1)	—	(1)
Amortization charge	(52)	(38)	(9)	(99)	—	(99)
Reclassifications and others	—	(1)	(68)	(69)	3	(66)

Net book amount at 31.12.06	841	126	221	1,188	441	1,629

At 31.12.06
Cost, gross	1,164	355	241	1,760	441	2,201
Accumulated depreciation	(323)	(229)	(20)	(572)	—	(572)

Net book amount	841	126	221	1,188	441	1,629

The Concessions and other rights to use include:

•	The right to use the Maghreb-Europe pipeline of Euros 431 million at December 31, 2006 (Euros 510 million at December 31, 2005). This right will end in 2021, and may be renewed.

•

Gas distribution concession in the Metropolitan area of Rio de Janeiro of Euros 208 million at December 31, 2006 (Euros 220 million at December 31, 2005). The concession will end in 2027, although it may be renewed.

•	Gas distribution concession in the South State of São Paulo of Euros 157 million at December 31, 2006 (Euros 167 million at December 31, 2005). The concession will end in 2030, and may be renewed.

The “Other intangibles assets” mainly includes projects in development for new wind farms and amounts to Euros 96 million at December 31, 2006 (Euros 176 million at December 31, 2005). The variation on last year is due to the reclassification to PPE of the wind farms that have been brought into use.

Goodwill is allocated to GAS NATURAL’s cash-generating units (CGUs) identified according to country of operation and business segment. A segment-level summary of the goodwill allocation is presented below.

	At 31.12.06				At 31.12.05
	Gas distribution	Electricity	UP&MID	Total	Gas distribution	Electricity	Total
Spain	—	118	2	120	—	118	118
Italy	135	—	—	135	135	—	135
Puerto Rico	—	129	—	129	—	143	143
Mexico	33	—	—	33	38	—	38
Brazil	24	—	—	24	22	—	22

	192	247	2	441	195	261	456

The impairment tests were carried out on December 31, 2006 and 2005. On the basis of the analysis of goodwill impairment the Company has not deduced that future impairment will arise.

Note 8. Investments in associates

The movement in 2006 and 2005 in associates is as follows:

At 1.1.05	297

Business combinations (Note 31)	4
Disposals	(114)
Share of loss/profit	34
Dividends received	(16)
Reclassifications (Note 9)	(174)
Others	1

At 31.12.05	32

Share of loss/profit	5
Dividends received	(1)
Reclassifications (Note 9)	(3)
Others	1

At 31.12.06	34

The disposals in 2005 include the sale of shares in Enagás S.A. of 10.58% at September 30, 2005. As a result of these disposals on October 1, 2005 the Company ceased to use the equity method to account for the interest of GAS NATURAL in the capital of Enagás S.A., reclassifying this investment to Available-for-sale financial assets.

As a result of the sale of the 10% shareholding in the capital of Gas Natural de Alava, S.A. on September 1, 2006, the Company ceased to use the equity method to account for the interest of GAS NATURAL in the capital of this company, reclassifying this investment to Available-for-sale financial assets

The breakdown of the associates, taking into account assets, liabilities and income of the companies and the share in results of the associates for the GAS NATURAL, is as follows:

	Country	Assets	Liabilities	% interest held
At 31.12.05
Torre Marenostrum, S.L.	Spain	72	52	45,0
Kromschroeder, S.A.	Spain	18	7	42,5
Gas Aragón, S.A.	Spain	127	104	35,0
Enervent, S.A.	Spain	28	24	26,0
Burgalesa Eólica, S.A.	Spain	11	9	24,2
Sistemas Energéticos La Muela, S.A.	Spain	13	5	20,0
Sistemas Energéticos Mas Garullo, S.A.	Spain	13	8	18,0
Gas Natural de Alava, S.A.	Spain	33	9	10,0

At 31.12.06
Torre Marenostrum, S.L.	Spain	78	58	45,0
Kromschroeder, S.A.	Spain	18	6	42,5
Gas Aragón, S.A.	Spain	117	86	35,0
Enervent, S.A.	Spain	26	22	26,0
Burgalesa Eólica, S.A.	Spain	10	9	24,2
Sistemas Energéticos La Muela, S.A.	Spain	11	4	20,0
Sistemas Energéticos Mas Garullo, S.A.	Spain	12	8	18,0

	Country	Assets	Liabilities	% interest held
At 31.12.05
Torre Marenostrum, S.L.	Spain	—	—	45,0
Kromschroeder, S.A.	Spain	22	—	42,5
Gas Aragón, S.A.	Spain	66	3	35,0
Enervent, S.A	Spain	7	1	26,0
Burgalesa Eólica, S.A.	Spain	2	—	24,2
Sistemas Energéticos La Muela, S.A.	Spain	5	—	20,0
Sistemas Energéticos Mas Garullo, S.A.	Spain	4	—	18,0
Gas Natural de Alava, S.A.	Spain	25	—	10,0
Enagás, S.A. (1)	Spain	484	30	—

At 31.12.06
Torre Marenostrum, S.L.	Spain	4	—	45,0
Kromschroeder, S.A.	Spain	23	1	42,5
Gas Aragón, S.A.	Spain	70	9	35,0
Enervent, S.A	Spain	5	2	26,0
Burgalesa Eólica, S.A.	Spain	2	—	24,2
Sistemas Energéticos La Muela, S.A.	Spain	4	2	20,0
Sistemas Energéticos Mas Garullo, S.A.	Spain	3	2	18,0
Gas Natural de Alava, S.A. (2)	Spain	21	—	10,0

(1)	The income statement includes in the line Share of profit of associates the profit of Enagás, S.A. up to September 30, 2005.
(2)	The income statements includes in the line Share of profit of associates the profit of Gas Natural de Alava, S.A. up to August 30, 2006.

At December 31, 2006, none of the associates are listed on a stock exchange.

Sistemas Energéticos Mas Garullo, S.A. is consolidated by equity accounting in spite of the fact that GAS NATURAL’s shareholding percentage at December 31, 2006 is under 20%, since GAS NATURAL has a significant representation on the Board of Directors of this company.

Note 9. Available-for-sale financial assets

The movement in 2006 and 2005 in available-for-sale financial assets is as follows:

At 1.1.05	150

Increases	5
Disposals	(104)
Business combinations (Note 31)	2
Cumulative translation adjustment	3
Reclassifications (Note 8)	174
Revaluation to fair value	410

At 31.12.05	640

Increases	1
Disposals	(319)
Cumulative translation adjustment	(2)
Reclassifications (Note 8)	3
Revaluation to fair value	46
Others	(1)

At 31.12.06	368

Available-for-sale financial assets include the following:

At 31.12.06
Listed equity securities	210
Unlisted equity securities	132
Investment fund (Note 19)	26

368

As from October 1, 2005, Enagás, S.A. is considered an Available-for-sale asset. From 1 October to the year end 2005 there were divestments totalling Euros 102 million, which generated a net profit of Euros 60 million against Fair value reserves. During the year 2006 there have been disposals of 7.79% of the interest in Enagás, S.A. totalling Euros 310 million, which has generated a net profit of Euros 194 million against Fair value reserves. According to the quotation of Enagás S.A. at December 31, 2006 of Euros 17.62 per share, the valuation of the interest in Enagás S.A. at market value totals Euros 210 million (Euros 483 million at December 31, 2005).

In accordance with the Twentieth Additional Provision to the Hydrocarbons Act, Law 34/98/7 October, amended by the Corporate, Fiscal and Administrative Measures Act, Law 62/2002/30 December, no legal or natural person can hold a direct or indirect interest in Enagás, S.A. greater than 5% of its share capital or voting rights.

At December 31, 2006, the investment of GAS NATURAL in Enagás is 5% (12.79% at December 31, 2005).

During the year the Group has sold 10% of the shareholding in the capital of Gas Natural de Álava for Euros 9 million, what has generated a net profit of Euros 6 million, reducing the Fair value reserves.

The 9.38% shareholding in the capital of Naturgas Energía Grupo, S.A. is included in this account.

Available-for-sale investments relating to unlisted securities for which it has not been possible to set a fair value, are stated at cost. However, based on the public information available (the latest annual accounts) on these unlisted securities, there are no indications of impairment of these assets.

Note 10. Derivative financial instruments

The breakdown of derivative financial instruments by category and maturity is as follows:

	At 31.12.06		At 31.12.05
	Assets	Liabilities	Assets	Liabilities
Derivatives not qualifying for hedge accounting	1	—	1	—

Interest rate swap	1	—	1	—

Derivatives qualifying for hedge accounting	19	82	17	81

Fair value hedge
Interest rate swap and exchange rate	—	68	3	55
Cash Flow hedge
Interest rate swap	19	12	3	26
Exchange rate	—	—	11	—
Others (commodity prices)	—	2	—	—

Non-current derivatives	20	82	18	81

Derivatives qualifying for hedge accounting	10	46	2	19

Cash Flow hedge
Interest rate swap	—	1	—	—
Exchange rate	—	18	—	1
Others (commodity prices)	10	27	2	18

Current derivatives	10	46	2	19

Total	30	128	20	100

The breakdown of derivatives at December 31, 2006 is as follows:

a) Raw material price hedge transactions:

At December 31, 2006 natural gas price hedges indexed to the US Dollar were contracted in the aggregate amounting to USD 40 million, with a negative fair value of Euros 15 million. Furthermore, there are natural gas price hedge positions denominated in Euros with a negative fair value of Euros 4 million. There are also hedges for gas purchases for industrial and commercial customers in Mexico totalling USD 55 million, with no impact in the fair value.

b) Interest rate hedge transactions:

The following tables provide information on the hedging derivates at December 31, 2006 and include interest rate swaps and interest rate options. In respect of the swaps contacts, the table show the notional amounts and the weighted interest rates arising from the same according to maturity. The notional amounts are used to calculate the contractual payments to be exchanged under the contracts. Set out below is a description of all derivative operations at December 31, 2006, broken down by applicable currencies. The information presents the amount in Euros equivalent to the corresponding compound interest by Indexed Rate and the average weighted differential. The cash flows of the instruments are denominated in the currency indicated.

	Maturity
Interest rate swap contracts	Total	2007	2008	2009	2010	2011	2012 and following years	Fair value
	(in millions of Euros, except percentages)
Variable to Variable
Notional amount (EUR)	120	120	—	—	—	—	—	1
Average payment rate (EUR)	—	Euribor 6m-0.10%	—	—	—	—	—	—
Average collection rate (EUR)	—	Euribor 6m+0.375%	—	—	—	—	—	—

	Maturity
Interest rate swap contracts	Total	2007	2008	2009	2010	2011	2012 and following years	Fair value
	(in millions of Euros, except percentages)
Variable to Fixed
Notional amount (EUR)	621	2	1	1	2	601	14	17
Average payment rate (EUR)	—	3.83%	3.21%	3.21%	3.21%	3.40%	3.24%	—
Average collection rate (EUR)	—	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	—
Notional amount (MXN)	3,000	2,000	1,000	—	—	—	—	—
Average payment rate (MXN)	—	7.75%	9.99%	—	—	—	—	(2)
Average collection rate (MXN)	—	TIIE 28 days	TIIE 28 days	—	—	—	—	—
Notional amount (USD)	189	11	13	13	52	13	87	(10)
Average payment rate (USD)	—	6.38%	6.38%	6.38%	6.38%	6.38%	6.38%	—
Average collection rate (USD)	—	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m	—
Notional amount (EUR)	6	4	—	—	—	2	—	—
Average payment rate (EUR)	—	Fixed rate/increasing Euribor 3m	—	—	—	Fixed rate/increasing Libor 6m	—	—
Average collection rate (EUR)		Euribor 3m	—	—	—	Euribor 3m	—	—
Notional Amount (EUR)	200	—	—	200	—	—	—	1
Average payment rate (EUR)	—	—	—	3.67%	—	—	—	—
Average collection rate (EUR)	—	—	—	Euribor 3m	—	—	—	—
Notional Amount (ARS)	113	—	113	—	—	—	—	(1)
Average payment rate (ARS)	—	—	11.4%	—	—	—	—	—
Average collection rate (ARS)	—	—	CER	—	—	—	—	—

	Maturity
Interest rate options	Total	2007	2008	2009	2010	2011	2012 and following years	Fair value
	(in millions of Euros, except percentages)
Collar
Notional amount (EUR)	45	5	5	15	5	2	13	—
Purchase CAP (EUR)	—	5.01%	5.01%	5.18%	4.72%	4.93%	4.99%	—
Sale FLOOR (EUR)	—	3.11%	3.11%	3.41%	2.81%	2.85%	2.90%	—

Collar with limits
Notional amount (EUR)	4	—	1	—	—	—	3	—
Purchase CAP (EUR)	—	4.74%	4.74%	4.74%	4.74%	4.74%	4.74%	—
Sale FLOOR (EUR)	—	Knock-in	Knock-in	Knock-in	Knock-in	Knock-in	Knock-in	—

c) Exchange rate hedging operations:

Set out below is a breakdown of the financial swaps for payments in different currencies and at different interest rates contracted at December 31, 2006:

	Maturity
Interest rate swap contracts	Total	2007	2008	2009	2010	2011	2012 and following years	Fair value
	(in millions of Euros, except percentages)
Variable to Variable
Notional amount (EUR)	99	18	81	—	—	—	—	(21)
Average payment rate (EUR)	—	103% CDI	103% CDI	—	—	—	—	—
Average collection rate (EUR)	—	Libor + 2.65%	Libor + 2.65%	—	—	—	—	—

Variable to Fixed
Notional amount (EUR)	197	74	63	58	1	1	—	(46)
Average payment rate (EURL)	—	113% CDI	113% CDI	112% CDI	129% CDI	129% CDI	—	—
Average collection rate (EUR)	—	US + 6.94%	US + 7.48%	US + 7.61%	US + 10.59%	US + 10.59%	—	—
Notional amount (EUR)	25	15	10	—	—	—	—	(1)
Average payment rate (EURL)	—	CDI + 1.70%	CDI + 1.70%	—	—	—	—	—
Average collection rate (EUR)	—	US + 6.29%	US + 6.00%	—	—	—	—	—
Notional amount (EUR)	58	—	—	58	—	—	—	—
Average payment rate (EURL)	—	—	—	14.3%	—	—	—	—
Average collection rate (EUR)	—	—	—	Libor 6m	—	—	—	—

	Maturity
Interest rate options	Total	2007	2008	2009	2010	2011	2012 and following years	Fair value
	(in millions of Euros, except percentages)
Notional amount (USD)	1.127	1.127	—	—	—	—	—	(18)
Average exchange rate (EUR/USD)	—	1.29	—	—	—	—	—	—
Notional amount (BRL)	19	19	—	—	—	—	—	—
Average exchange rate (EUR/BRL)	—	3.00	—	—	—	—	—	—

Set out below is a breakdown of the derivatives at December 31, 2005:

a) Raw material price hedge transactions:

At December 31, 2005 natural gas price hedges indexed to the US Dollar were contracted in the aggregate amounting to USD 233 million, with a negative fair value of Euros 15 million. Furthermore, there are natural gas price hedge positions denominated in Euros maturity along a scale up until February 2007 in the amount of Euros 7 million.

Additionally, at December 31, 2005 the electricity price hedge positions have been maintained in the amount of Euros 35 million, maturing along a scale throughout 2006 and with a negative fair value of Euros 1 million.

b) Interest rate hedge transactions:

The following tables provide information on the hedging derivates at December 31, 2005 and include interest rate swaps, interest rate forward contracts and interest rate options. In respect of the swaps and forward contracts, the table show the notional amounts and the weighted interest rates arising from the same according to maturity. The notional amounts are used to calculate the contractual payments to be exchanged under the contracts. Set out below is a description of all derivative operations at December 31, 2005, broken down by applicable currencies. The information presents the amount in Euros equivalent to the corresponding compound interest by Indexed Rate and the average weighted differential. The cash flows of the instruments are denominated in the currency indicated.

	Maturity
Interest rate financial swaps	Total	2006	2007	2008	2009	2010	2012 and following years	Fair value
	(in millions of Euros, except percentages)
Variable to Variable
Notional amount (EUR)	120	—	120	—	—	—	—	1
Average payment rate (EUR)	—	—	Euribor 6m-0.10%	—	—	—	—	—
Average collection rate (EUR)	—	—	Euribor 6m+ 0.38%	—	—	—	—	—

Variable to Fixed
Notional amount (EUR)	469	2	2	1	1	1	462	(7)
Average payment rate (EURL)	—	3.90%	3.81%	3.01%	3.01%	3.01%	3.46%	—
Average collection rate (EUR)	—	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	—
Notional amount (MXN)	2,000	1,000	—	1,000	—	—	—	(3)
Average payment rate (MXN)	—	9.81%	—	9.99%	—	—	—	—
Average collection rate (MXN)	—	TIIE 28 días	—	TIIE 28 días	—	—	—	—
Notional amount (USD)	198	9	11	13	13	52	100	(15)
Average payment rate (USD)	—	6.383%	6.383%	6.383%	6.383%	6.383%	6.383%	—
Average collection rate (USD)	—	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m	—
Notional amount (EUR)	8	2	4	—	—	—	2	—
Average payment rate (EUR)	—	Fijo/Euribor 3m	Fijo creciente/ Euribor 3m	—	—	—	Fijo creciente/ Libor 6m	—
Average collection rate (EUR)	—	Euribor 3m	Euribor 3m	—	—	—	Euribor 3m	—

	Maturity
Interest rate options	Total	2006	2007	2008	2009	2010	2012 and following years	Fair value
	(in millions of Euros, except percentages)
Collar
Notional amount (EUR)	50	5	4	5	15	5	16	(1)
Purchase CAP (EUR)	—	5.00%	5.01%	5.01%	5.18%	4.72%	5.00%	—
Sale FLOOR (EUR)	—	3.10%	3.11%	3.11%	3.41%	2.81%	2.91%	—

Collar with limits
Notional amount (EUR)	4	—	—	—	—	—	4	—
Purchases CAP (EUR)	—	—	—	—	—	—	5.00%	—
Sale FLOOR (EUR)	—	—	—	—	—	—	Knock in	—

c) Exchange rate hedging operations:

Set out below is a breakdown of the financial swaps for payments in different currencies and at different interest rates contracted at December 31, 2005:

	Maturity
Financial swaps for payments in different currencies and at different interest rates	Total	2006	2007	2008	2009	2010	2012 and following years	Fair value
	(in millions of Euros, except percentages)
Variable to Variable
Notional amount (EUR)	127	127	—	—	—	—	—	3
Average payment rate (EUR)	—	Euribor 3m +0.33%	—	—	—	—	—	—
Average collection rate (USD)	—	Libor 3m +0.30%	—	—	—	—	—	—
Notional amount (BRL)	117	18	18	81	—	—	—	(18)
Average payment rate (BRL)	—	111.5%CDI	103.0%CDI	103.0%CDI	—	—	—	—
Average collection rate (USD)	—	LIBOR2.65%	LIBOR2.65%	LIBOR2.65%	—	—	—	—

Variable to Fixed
Notional amount (BRL)	213	35	63	59	56	—	—	(37)
Average payment rate (BRL)	—	110.3%CDI	111.6%CDI	111.6%CDI	111.6%CDI	—	—	—
Average collection rate (USD)	—	5.38%	7.3%	7.3%	7.3%	—	—	—
Notional amount (BRL)	8	8	—	—	—	—	—	—
Average payment rate (BRL)	—	2.25%CDI	—	—	—	—	—	—
Average collection rate (USD)	—	1.00%	—	—	—	—	—	—
Notional amount (USD)	58	—	—	—	58	—	—	3
Average payment rate (ARS)	—	—	—	—	14.30%	—	—	—
Average collection rate (USD)	—	—	—	—	Libor 6m	—	—	—

	Maturity
Currency forward contracts	Total	2006	2007	2008	2009	2010	2012 and following years	Fair value
	(in millions of Euros, except percentages)
Notional amount (USD)	1,296	1,296	—	—	—	—	—	10
Average exchange rate (EUR/USD)	—	1,2	—	—	—	—	—	—
Notional amount (BRL)	25	25	—	—	—	—	—	—
Average exchange rate (EUR/BRL)	—	3,07	—	—	—	—	—	—

Note 11. Financial Receivables

The breakdown of this account at December 31, 2006 and 2005 is as follows:

	At 31.12.06	At 31.12.05
Commercial loans	78	120
Other loans	7	14
Other financial receivables	53	60

Non-current Receivables	138	194

Commercial loans	89	95
Others	6	28

Current Receivables	95	123

Total financial receivables	233	317

The breakdown by maturities at December 2006 and 2005 is as follows:

Maturities	At 31.12.06	At 31.12.05
No later than 1 year	95	123
Between 1 year and 5 years	83	109
Later than 5 years	55	85

Total financial receivables	233	317

The corresponding interest rates (7.5% for loans between 1 to 5 years) are in line with market interest rates for loans of such kind and duration. Therefore, their book value approximates their fair value.

Non-current Receivables

Commercial loans mainly carry the loans for the sale of long-term financed gas and heating installations.

Current Receivables

Other loans primarily hold the loans for the short-term financed gas and heating installations, as well as US Dollars 10 million receivable from Repsol YPF, S.A in consideration for the granting of a preferential right for gas supplies in Brazil at December 31, 2005 that have been cancelled in 2006.

Note 12. Inventories

The breakdown of Inventories is as follows:

	At 31.12.06	At 31.12.05
Raw materials and other inventories	60	39
Natural gas and liquefied gas	380	417

Total	440	456

The inventories of natural gas basically include the inventories of gas deposited in underground storage units, plants and pipelines.

Note 13. Trade and other receivables

The breakdown of this account is as follows:

	At 31.12.06	At 31.12.05
Trade receivables	1,969	2,214
Trade with related parties (1)	80	63
Less: provision for impairment of receivables with third parties	(153)	(129)

Trade receivables-net	1,896	2,148

Other debtors	93	135
Receivables from tax authorities	116	104
Prepayments	25	72

Total	2,130	2,459

(1)	Repsol YPF Group

The movement of the provision for impairment of receivables with third parties is as follows:

At 1.1.05	(106)

Net charge for the year	(23)

At 31.12.05	(129)

Net charge for the year	(48)
Disposals	17
Cumulative translation adjustments and others	7

At 31.12.06	(153)

Note 14. Cash and cash equivalents

Cash and cash equivalents comprise the following:

	A 31.12.06	A 31.12.05
Cash at bank and in hand	70	106
Short term investments (Spain and rest of Europe)	19	71
Short term investments (Latin America)	38	24

Total	127	201

Bank deposits are very liquid (less than 10 days). The average effective interest rate is 5.5% at December 2006 (4.3% at December 2005).

The weighted average effective interest rates of short term investments are:

•	Spain: 4.4% at December 2006 and 4.5% at December 2005.

•	Latin America: 7.6% at December 2006 and 8% at December 2005.

Note 15. Equity

The breakdown and movement of this accounts is as follows:

	Equity attributable to the equity holders of the Company					Minority interests	Equity
	Share capital	Reserves for valuation adjustments	Retained earnings and other reserves	Cumulative translation adjustments	Subtotal
Balance at 1.1.05	448	17	4.127	(21)	4.571	220	4,791

Dividend	—	—	(336)	—	(336)	(52)	(388)
Income and expenses recognised in net equity	—	296	749	132	1,177	116	1,293
Acquisition of minority interests	—	—	(1)	—	(1)	(3)	(4)
Reduction of share capital of subsidiaries	—	—	—	—	—	(18)	(18)
Sale of shareholdings during the year	—	—	—	—	—	2	2
Business combinations	—	—	—	—	—	90	90

Balance at 31.12.05	448	313	4,539	111	5,411	355	5,766

Dividend	—	—	(403)	—	(403)	(66)	(469)
Income and expenses recognised in net equity	—	(151)	852	(57)	644	56	700
Acquisition of minority interests	—	—	—	—	—	(1)	(1)

Balance at 31.12. 06	448	162	4,988	54	5,652	344	5,996

Share capital

Share capital includes the following:

(millions)	Number of shares	Ordinary shares	Total
A 1.1.05	448	448	448
A 31.12.05	448	448	448
A 31.12.06	448	448	448

The total authorized number of ordinary shares is 447,776,028 with a par value of Euro 1 per share. All issued shares are fully paid and have the same economic and voting rights.

The Board of Directors of the Company by virtue of the resolution of the General Meeting of Shareholders of April 30, 2002, was authorised to increase share capital to a maximum of Euros 223,888,014 within a period of 5 years, through a monetary disbursement and in one or several increases without requiring new authorisation.

The General Meeting of Shareholders of June 8, 2006 authorised the Board to issue within a maxim period of 5 years fixed income debentures not convertible into shares, in the form of debt, bonds, promissory notes, simple or mortgage-backed or guaranteed debentures up to a total amount of Euros 2,000 million.

Furthermore, by virtue of a resolution of the General Meeting of Shareholders of June 8, 2006, the Board of Directors was authorised to acquire fully paid up treasury shares for consideration, under the terms agreed by the General Meeting of Shareholders and following the legally established restrictions, voiding the authorisation agreed by the General Meeting of Shareholders of April 20, 2005.

All the shares of Gas Natural SDG, S.A. are listed on the four official Spanish stock exchanges are traded simultaneously on all four (“mercado continuo”) and are listed on the Ibex 35.

The 2006 year end quotations of Gas Natural SDG, S.A. was Euros 29.99 (Euros 23.66 at December 31, 2005). Furthermore, 159,514,583 shares of the investee company Gas Natural BAN, S.A. 49% of the total number of shares, are listed on the Buenos Aires (Argentina) stock exchange, with a quotation at December 31, 2006 of Pesos 1.84 per share (Pesos 1.75 per share at December 31, 2005).

The most important direct and indirect shareholdings in the share capital of Gas Natural SDG, S.A. at December 31, 2006 and 2005 are as follows:

	% shareholding
	31.12.06	31.12.05
—”La Caixa” Group	33.06	33.06
—Repsol YPF Group	30.85	30.85
—Holding de Infraestructuras y Servicios Urbanos, S.A. (HISUSA)	5.00	5.00
—Chase Nominees Ltd. (1)	4.84	5.03
—Caixa d’Estalvis de Catalunya	3.03	3.03

(1)	Chase Nominees Ltd., asking in representation of its clients has disclosed that none of its clients is under obligation to report that they have a significant shareholding as none (clients that are not resident in tax havens) holds an interest above 5% or multiples thereof or more than 1% (clients residents in tax havens).

Retained earnings and other reserves

Retained earnings and other reserves include the following reserves:

31.12.06
a) Legal reserve	90
b) Statutory reserve	68
c) Revaluation reserve	225
d) Reserve for redenomination in Euros	1

a) Legal reserve

Appropriations to the legal reserve are made in compliance with the Spanish Companies Act, which stipulates that 10% of the profits must be transferred to this reserve until it represents at least 20% of share capital. The legal reserve can be used to increase capital in the part that exceeds 10% of the capital increased.

Except for the use mentioned above, and as long as it does not exceed 20% of share capital, the legal reserve can only be used to offset losses in the event of no other reserves being available.

b) Statutory reserve

Under the articles of association of Gas Natural SDG, S.A., 2% of net profit for the year must be allocated to the statutory reserves until it reaches at least 10% of share capital.

c) Revaluation reserve

The revaluation reserve can be used to offset accounting losses, increase share capital, or can be allocated to freely distributable reserves, provided that the monetary gain has been realised. The part of the gain that will be considered realised is the part relating to the amortisation recorded or when the revaluated assets have been transferred or written off the books of account.

d) Reserve for redenomination in Euros

As per the Euro Act, Law 46/1998, a reserve not available for distribution was set up for the redenomination into Euros of the shares representing the share capital of the company.

Basic earnings per share

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year

	31.12.06	31.12.05
Profit attributable to Shareholders of the Company	855	749
Weighted average number of ordinary shares in issue (million)	448	448

Earning per share
—Basic earnings per share	1.91	1.67
—Diluted earnings per share	1.91	1.67

The Company has no financial instruments that could dilute the earnings per share.

Dividends

The Board of Directors adopted a resolution on November 25, 2005 to distribute an interim dividend against 2005 profit of Euros 0.31 gross per share, totalling Euros 139 million, paid out as from January 10, 2006.

The General Meeting of Shareholders of June 8, 2006 adopted a resolution to pay a total of Euros 0.84 per share against 2005 results and, consequently, distribute a dividend payable in July 2006 of Euros 237 million (Euros 0.53 per share).

The Board of Directors of Gas Natural SDG, S.A. agreed, at its meeting of November 24, 2006 to pay a dividend of Euros 0.37 per share totalling Euros 166 million against 2006 profit for the year. The date of payment of the interim dividend was January 9, 2007.

On February 23, 2007, the Board of Directors adopted a proposal to be submitted to the General Meeting of Shareholders to increase the dividend by 16.7% and pay out a total of Euros 0.98 per share against 2006 profit.

The proposed distribution of net profit of Gas Natural SDG, S.A. for 2006, which the Board of Directors will propose to the General Meeting of Shareholders for adoption, is as follows:

Basis for distribution
Profit and (loss)	743

Distribution
To voluntary reserve	304
To dividend	439

Note 16. Borrowings

The breakdown of borrowings at December 31, 2006 and 2005 is as follows:

	31.12.06	31.12.05
Issuing of debentures and other negotiable obligations—non-current	769	554
Amounts owed to financial institutions and others—non-current	1,741	2,669
Derivative financial instruments (Note 10)	80	81

Non-current borrowings	2,590	3,304

Issuing of debentures and other negotiable obligations—current	43	56
Current amounts owed to financial institutions and others—current	585	456

Current borrowings	628	512

Total borrowings	3,218	3,816

The carrying amounts and fair value of the non-current borrowings are as follows:

	Carrying amounts		Fair values
	31.12.06	31.12.05	31.12.06	31.12.05
Issuing of debentures and other negotiable obligations	769	554	798	612
Loans from financial institutions and others	1,741	2,669	1,821	2,750

The fair value of loans with fixed interest rates is estimated on the basis of the discounted cash flows over the remaining terms of such debt. The discount rates were determined based on market rates available at December 31, 2006 and December 31, 2005 on borrowings with similar credit and maturity characteristics.

At December 31, 2006 GAS NATURAL has credit facilities available totalling Euros 1,622 million (Euros 1,187 million at December 31, 2005), of which Euros 1,492 million have not been drawn down (Euros 650 million at December 31, 2005).

The following tables describe our consolidated gross borrowings by instrument at December 31, 2006 and December 31, 2005 and their maturity profile. The classification between fixed and variable debt is made taking into account the impact of the derivative hedges.

At December 31, 2006:	2007	2008	2009	2010	2011	2012 and beyond	Total
Marketable Debt
Fixed	5	28	198	525	—	—	756
Floating	38	18	—	—	—	—	56
Institutional Banks
Fixed	68	138	67	37	—	—	310
Floating	34	30	30	53	32	—	179
Commercial Banks and other financial liabilities
Fixed	95	162	56	14	615	87	1,029
Floating	388	106	143	33	29	189	888

Total Fixed	168	328	321	576	615	87	2,095
Total Floating	460	154	173	86	61	189	1,123

Total	628	482	494	662	676	276	3,218

At December 31, 2005:	2006	2007	2008	2009	2010	2012 and beyond	Total
Marketable Debt
Fixed	—	—	—	—	525	—	525
Floating	56	13	16	—	—	—	85
Institutional Banks
Fixed	81	74	153	74	41	—	423
Floating	34	36	34	34	33	63	234
Commercial Banks and other financial liabilities
Fixed	88	11	88	62	14	628	891
Floating	253	431	193	130	38	613	1,658

Total Fixed	169	85	241	136	580	628	1,839
Total Floating	343	480	243	164	71	676	1,977

Total	512	565	484	300	651	1,304	3,816

If the impact of the financial derivative is not taken into account, the breakdown between the financial debt at a fixed rate and at a floating rate under “Commercial banks and other financial liabilities” would be as follows: Euros 10 million at a fixed rate in 2006 (Euros 4 million in 2005) and Euros 1,829 million at a floating rate in 2006 (Euros 2,464 million in 2005). Furthermore, the breakdown of “Marketable securities” for 2006 would be: Euros 530 million at a fixed rate and Euros 281 million at a floating rate.

The following table describes our consolidated gross financial debt by currency at December 31, 2006 and December 31, 2005 and its maturity profile.

At December 31, 2006:	2007	2008	2009	2010	2011	2012 and beyond	Total
Euro Debt	212	—	202	525	600	149	1,688
Foreign Currency Debt:
Dollar	110	113	115	86	30	127	581
Mexican peso	110	213	—	—	—	—	323
Brazilian real	123	95	128	46	46	—	438
Colombian peso	45	32	5	5	—	—	87
Argentinean peso	28	29	44	—	—	—	101

Total	628	482	494	662	676	276	3,218

At December 31, 2005:	2006	2007	2008	2009	2010	2011 and beyond	Total
Euro Debt	110	317	11	—	527	1,033	1,998
Foreign Currency Debt:
Dollar	133	134	120	163	89	218	857
Mexican peso	177	—	240	—	—	—	417
Brazilian real	56	90	87	88	35	53	409
Colombian peso	36	24	26	—	—	—	86
Argentinean peso	—	—	—	49	—	—	49

Total	512	565	484	300	651	1,304	3,816

Borrowings in Euros bore average effective interest rate at December 31, 2006 of 4.14% (3.71% at December 31, 2005) and the foreign currency of the financial debt bore an average effective interest rate of 10.40% (11.20% at December 31, 2005) including the derivatives assigned to each transaction.

We set out below the most relevant financial instruments.

ECP Program

In March 2001, a Euro Commercial Paper program (ECP) was established under which up to an aggregate principal amount of Euros 1,000 million or its equivalent in alternative currencies may be issued. At December 31, 2006 no amount has been drawn down and at December 31, 2005 an aggregate principal amount of Euros 25 million (short-term marketable debt) was outstanding.

EMTN Program

In 1999, an EMTN program (European Medium Term Note) was established under which up to an aggregate principal amount of Euros 2,000 million may be issued. At December 31, 2006 an aggregate principal amount of Euros 725 million was outstanding. At December 31, 2005 the principal issued was Euros 525 million.

Borrowings for the Maghreb-Europe Pipeline (institutional banks)

In 1994, a US$450 million loan was subscribed with the Banco Europeo de Inversiones (EIB) structured in three tranches maturing between 2005 and 2010. In 1995, a US$200 million loan was subscribed with the Instituto de Crédito Oficial (ICO) maturing between 2006 and 2010. Both loans were granted in connection with the construction of the Maghreb-Europe gas pipeline. At December 31, 2006, US$322 million (Euros 245 million) of the EIB loan and US$160 million (Euros 121 million) of the Instituto de Crédito Oficial (ICO) loan were outstanding. The average maturity of this debt is 2.1 years.

At December 31, 2005, US$410 million (Euros 346 million) of the EIB loan and US$200 million (Euros 169 million) of the Instituto de Crédito Oficial ( ICO) loan were outstanding. The average maturity of this debt is 2.4 years.

Borrowings from European banks (commercial banks)

At December 31, 2006 these borrowings relate to Euros 600 million for the syndicated “Club Deal” loan maturing in 2011 and a syndicated loan of Euros 120 million with 14 Spanish commercial banks maturing in 2007, as well as Euros 79 million in credit facilities drawn down with different banks.

At December 31, 2005, this account included the syndicated “Club Deal” loan of Euros 600 million maturing in 2011, a syndicated loan with 14 Spanish banks maturing in 2007 totalling Euros 120 million, a bilateral loan maturing in 2007 of Euros 50 million and borrowings of Euros 33 million from a group of Italian banks. It also included credit facilities drawn down totalling Euros 428 million.

Deuda con entidades de crédito en Latinoamérica (bancos comerciales/institucionales)

At December 31, 2006, the debt in Latin America amounted to Euros 908 million with a wide range of financial institutions, of which 39% were guaranteed by the parent company. The geographical breakdown of our Latin American facilities is as follows: Argentina Euros 73 million, Mexico Euros 324 million, Colombia Euros 73 million and Brazil Euros 438 million, and Euros 40 million in drawn down credit facilities in Mexico.

At December 31, 2005, the debt in Latin America amounted to Euros 1,029 million (including Euros 97 million in credit lines in Mexico described above) with a wide range of financial institutions, of which 47% were guaranteed by the parent company. The geographical breakdown of our Latin American facilities is as follows: Argentina Euros 118 million, Mexico Euros 417 million, Colombia Euros 86 million and Brazil Euros 408 million. Mexico includes Euros 97 million in credit facilities drawndown. All our Latin American debt is denominated in local currency except for Argentina, where our debt is mainly denominated in U.S. dollars.

Wind Farm Operators (commercial banks)

At December 31, 2006, the wind farm operators DERSA and Gas Natural Eólica (formerly Sinia XXI) had Euros 121 million of debt outstanding, mainly related to project financing. More than 88% of this debt matures in or after 2010.

At December 31, 2005, the wind farm operators DERSA and Gas Natural Eólica (formerly Sinia XXI) had Euros 184 million of debt outstanding, mainly related to project financing.

Puerto Rico (commercial banks)

At December 31, 2006, Gas Natural had Euros 214 million (including Euros 11 million of credit lines drawn down) of attributable debt outstanding associated with our CCGT and regasification project finance in Puerto Rico. 69% of this debt matures in or after 2011.

At December 31, 2005 this debt totalled Euros 252 million, including Euros12 million in credit facilities drawn down.

Note 17. Other non-current liabilities

The breakdown of this account at December 31, 2006 and 2005 is as follows:

	A 31.12.06	A 31.12.05
Finance lease liabilities (1)	312	322
Other liabilities (2)	83	107
Deposits	40	38

Other non-current liabilities	435	467

1) Finance lease liabilities

In 2003, GAS NATURAL acquired two cryogenic gas transport gas tankers with a 276,000 m3 capacity through finance lease agreements. The contract’s duration is 20 years, maturing in 2023.

Minimum lease payments are as follows:

	At 31.12.06			At 31.12.05
	Nominal	Discount	Present value	Nominal	Discount	Present Value
Not later than 1 year	29	(2)	27	29	(2)	27
Between 1 and 5 years	116	(24)	92	116	(24)	92
Later than 5 years	517	(297)	220	540	(310)	230

Total	662	(323)	339	685	(336)	349

2) Other liabilities

These basically include the repurchase obligations of preference shares of Buenergia Gas & Power, Ltd. The 47.5% indirect interest in EcoEléctrica LP is held through the company Buenergía. This company is 95% owned by Invergas Puerto Rico, S.A. and 5% owned by a subsidiary of the General Electric Group, Project Finance XI (PFXI). PFXI is, as well, the holder of the preference shares of Buenergía, which gives it a preference right over the dividends of this company, which must be repurchased by Buenergía as the company distributes profit, in line with the following schedule:

US Dollars million
2007	13
2008	16
2009	15
More than 5 years	48

Total	92

Note 18. Provisions

The breakdown of provisions is as follows:

	At 31.12.06	At 31.12.05
Non-current provisions	367	283
Current provisions	8	—

Total	375	283

The movement in non-current provisions is as follows:

At 1.1.05	200

Charged in the income statement:
—additional provisions	46
—unused amounts reversed	(4)
Amounts paid during the year	(8)
Business combinations (Note 31)	4
Reclassifications and others	45

At 31.12.05	283

Charged to consolidated income statement
—additional provisions	109
—unused amounts reversed	(40)
Amounts paid during the year	(22)
Business combinations (Note 31)	10
Reclassifications and others	27

At 31.12.06	367

The movement in current provisions is as follows:

At 31.12.05	—
Charged to consolidated income statement	8

At 31.12.06	8

Note 19. Employee benefit obligations

A breakdown of the provisions related to employee benefits is as follows:

	Post- employment	Other obligations	Total
At 1.1.05	52	36	88

Charge to the income statement:	3	4	7
Amounts paid during the year	(7)	(17)	(24)
Transfers	—	1	1
Cumulative translation adjustments	10	—	10

At 31.12.05	58	24	82

Charge to the income statement:	7	—	7
Amounts paid during the year	(9)	(3)	(12)
Cumulative translation adjustments	(1)	—	(1)
Other movements recognised directly in equity	2	—	2

At 31.12.06	57	21	78

a) Post employment benefits

Breakdown by country	31.12.06	31.12.05	1.1.05
España (1)	21	19	20
Brasil (2)	31	35	28
Italia	4	4	4
Méjico	1	—	—

Total	57	58	52

1) Pension Plans and other post-employment benefits in Spain

At December 31, 2006 and December 31, 2005, GAS NATURAL had in force the following commitments for certain employees:

•	Pensioners (retirees, disabled-persons, widows and orphans).

•	Retirement and death coverage in favour of certain employees.

•	Early retirement plans.

•	Health and other benefits.

•	Gas subsidy.

•	Certain lump sums and pensions included in collective agreements.

•	Lifetime death coverage for a certain collective.

The amounts recognized in the balance sheet are determined as follows:

	31.12.06	31.12.05	1.1.05
Present value of funded obligations	166	172	174
Fair value of plan assets	(168)	(169)	(170)
Present value of unfunded obligations	23	23	23
Unrecognized past service cost	—	—	—
Otros movimientos	—	(7)	(7)

Post employment benefit provisions	21	19	20

Pension plan assets are insurance policy contracts where the insurance company has assumed return on investment and mortality risks.

The amounts recognized in the income statement are as follows:

	31.12.06	31.12.05
Current service cost	2	2
Interest cost	7	8
Expected return on plan assets	(6)	(7)
Past service cost	—	—

Total charged to the income statement	3	3

The actual return on plan assets for the year ended December 31, 2006 was Euros 7 million. The movement in the liability recognized in the balance sheet is as follows:

At 1.1.05	20

Total expense charged in the income statement	3
Contributions paid	(4)

At 31.12.05	19

Total expense charged in the income statement	3
Contributions paid	(6)
Total expense charged to retained earnings and other reserves	5

At 31.12.06	21

The principal annual actuarial assumptions used were as follows:

	A 31.12.06	A 31.12.05
Discount rate (p.a) (%)	4.5	4.0
Expected return on plan assets (p.a) (%)	4.5	4.5
Future salary increases (p.a) (%)	3.0	3.0
Future pension increases (%)	2.5	2.5
Mortality table (%)	PERMF 2000	PERMF 2000

The discount rate has been determined using the corporate iboxx AA bond rate curve. The sensitivity analysis carried out determined that the impact on pension and post-employment benefit expense would not be significant.

2) Pension Plans and other post-employment benefits in Brazil

At December 31, 2006 and December 31, 2005, GAS NATURAL has in force the following employee benefits in its Brazilian subsidiary:

•	Post-employment defined benefit plan, called “Gasius plan”, covering retirement, death-in-service and disability pensions and lump sums.

•	Post-employment health-care plan.

•	Other minor post-employment defined benefit plan guaranteeing temporary pensions, lifetime pensions and lump sums depending on years of service.

The amounts recognized in the balance sheet are determined as follows:

	31.12.06	31.12.05	1.1.05
Present value of funded obligations	70	70	51
Fair value of plan assets	(59)	(54)	(37)
Present value of unfunded obligations	20	19	12
Unrecognized past service cost	—	—	(7)
Other movements	—	—	9

Post employment benefit provisions	31	35	28

Pension plan assets are invested as follows:

	31.12.06	31.12.05
Equities (%)	28.46	27.00
Bonos (%)	64.62	67.00
Terrenos (%)	6.92	6.00

Total	100.00	100.00

The amounts recognized in the income statement are as follows:

	31.12.06	31.12.05
Current service cost	—	—
Interest cost	10	8
Expected return on plan assets	(6)	(5)
Others	—	(3)

Total income statement charge	4	—

The movement in the liability recognized in the balance sheet is as follows:

At 1.1.05	28

Cumulative translation adjustment	10
Contributions paid	(3)

At 31.12.05	35

Cumulative translation adjustment	(1)
Total expense charged in the income statement	4
Contributions paid	(3)
Total expense charged to retained earnings and other reserves	(4)

At 31.12.06	31

The principal annual actuarial assumptions used were as follows:

	A 31.12.06	A 31.12.05
Discount rate (p.a) (%)	6.00	6.00
Expected return on plan assets (p.a) (%)	6.00	6.00
Future salary increases (p.a) (%)	1.50	1.50
Future pension increases (p.a) (%)	0.00	0.00
Inflation rate (p.a) (%)	4.50	4.50
Mortality table (%)	GAM-83	GAM-83

b) Termination benefits

GAS NATURAL initiated a voluntary reduction in workforce in 2002. The voluntary termination employees are entitled to receive a minimum lump sum payment under Spanish law equivalent to 45 days for each year of service at their current salary. In addition to the minimum payment required by Spanish law, additional one-time termination benefits will be provided. Both the minimum amount required by Spanish law and the additional benefits are expensed when it is probable that the payment will occur.

GAS NATURAL also has a Loyalty Plan for which contributions are invested in an investment fund classified as Available for sale financial asset (see note 9). Similar movements as in the fair value of the investment fund are recorded in the loyalty bonus with the corresponding effect on profit and loss.

Note 20. Taxes

Tax situation

The Tax Group represented by Gas Natural SDG, S.A. as the parent company has been taxed since 1993 under the Consolidated Tax Regime in accordance with the Special Regime for Group Companies, regulated under Chapter VII of Title VII of Royal Legislative Decree 2004/5 March, which involves the joint determination of taxable income of GAS NATURAL and the deductions and allowances on the tax payable.

In 2006, the Consolidated Tax Group of Gas Natural SDG, S.A. was made up of the following companies: Gas Natural Castilla y León, S.A., Gas Natural Cegás, S.A., Gas Natural Castilla La Mancha, S.A., Compañía Auxiliar de Industrias Varias, S.A., Gas Natural Informática, S.A., Gas Natural Servicios SDG, S.A., Gas Natural Andalucía, S.A., Gas Natural Internacional SDG, S.A., Holding Gas Natural, S.A., La Propagadora del Gas, S.A., La Energía, S.A., Sagane, S.A., Gas Natural Cantabria SDG, S.A., Gas Natural Murcia SDG, S.A., Desarrollo del Cable, S.A., Gas Natural Electricidad SDG, S.A., Gas Natural Comercializadora, S.A., Gas Natural

Aprovisionamientos SDG, S.A., Gas Navarra, S.A., Gas Natural Rioja, S.A., Gas Natural Distribución Eléctrica, S.A., Gas Natural Soluciones, S.L., Invergas Puerto Rico, S.A., Sociedad de Tratamiento Hornillos, S.L., Gas Natural Distribución SDG, S.A., Gas Natural Transporte SDG, S.L., Gas Natural Corporación Eólica, S.L., Gas Natural Exploración, S.L., Distribuidora Eléctrica Navafrías, S.L., Electra de Abusejo, S.L., Gas Natural Capital Markets, S.A., Gas Natural Eólica, S.A, Tratamiento Almazán, S.L., Gas Natural Comercial SDG, S.L., Portal Gas Natural, S.A., Portal del Instalador, S.A., Aplicaciones y Proyectos Energéticos, S.A., Boreas Eólica, S.A., Boreas Eólica 2, S.A., Desarrollo de Energías Renovables, S.A. and Desarrollo de Energías Renovables Castilla-La Mancha, S.A.

Other companies resident in Spain that are not included in the Tax Group are taxed individually.

The profit for the year of other companies of GAS NATURAL are taxed in each country in which they operate at the current corporate income tax rate. Additionally, in some countries the minimum presumed income tax or asset tax on certain assets and liabilities is recorded. These are taxes than can be computed as payments on account of income tax on the profit that may be generated in the next 10 years.

The reconciliation of accounting profit to tax profit for corporate income tax purposes is as follows:

	A 31.12.06	A 31.12.05
Profit before tax	1,231	1,068

Non-deductible expenses and non-computable income	(187)	(164)

Individual companies	(303)	(399)
Consolidated adjustments	116	235

Temporary differences:	(71)	(79)

Provisions	(22)	(8)
Other items	(49)	(71)

Prior taxable income	973	825

Offset of tax loss carryforwards	(27)	(7)

Taxable income	946	818

The deductions from taxable income applied in 2006 have totalled Euros 35 million (Euros 47 million in 2005) and withholding and payments on account total Euros 244 million (Euros 107 million in 2005). Also included are adjustments for tax differences for last year of Euros 16 million (Euros 3 million in 2005).

The effective tax rate at the 2006 year end was 24.6%, the consequence of the application of the tax regime under additional provision 14 of the Corporate Income Tax Act, Law 43/1995/December 27, for the transfers of assets made under legal provisions, to the profit of companies consolidated under equity accounting, in order not to affect the calculation of the corporate income tax expense, as well as the application of lower tax rates and the use of tax credits available for offset by profits.

In accordance with the provisions of Additional Provision 4 of the Corporate Income Tax Act, the taxable income for corporate income tax purposes does not include the profit obtained in 2002 as a result of the Public Offering of sale of Shares of Enagás, S.A. or the profit on the sale made in 2003, 2004, 2005 and 2006, pending inclusion until the assets and rights in which the amounts obtained from the sales have been reinvested, transferred or written off the balance sheet, break down as follows in million Euros:

Year of sale	Amount obtained from sale	Reinvestment
2002	917	917
2003	39	39
2004	292	292
2005	432	432
2006	310	310

Total	1,990	1,990

The reinvestment has been made in fixed assets attached to economic activities, carried out by virtue of the provisions of article 75 of the Corporate Income Tax Act.

In 2004 and 2006 Euros 34.8 million and Euros 10.5 million have been invested. These amounts were obtained from the sale of assets transferred in 2001 and 2006, respectively.

Non-deductible expenses and non-computable income relate to the reversal of non-deductible provisions, consolidation adjustments and the aforementioned shareholding sale operations.

The tax expense for the year is as follows

Tax on income	31.12.06	31.12.05
Current tax	309	266
Deferred tax	(7)	(25)

Total	302	241

The breakdown of the deferred tax is as follows:

	31.12.06	31.12.05
Deferred income tax assets:
Non-current	124	60
Current	131	163

	255	223

Deferred income tax liabilities:
Non current	(420)	(376)
Current	(51)	(74)

	(471)	(450)

Net deferred income tax	(216)	(227)

The breakdown of deferred taxes is as follows:

Deferred tax liabilities	Provisions for employee benefit obligation	Accruals	Tax losses carried forward	Deferred expenses for tax purposes	Financial instruments	Other	Total
At 1.1.05	46	12	36	26	8	33	161

Charged/(credited) to income statement	(2)	(4)	(4)	2	—	10	2
Business combinations	—	—	29	—	—	1	30
Charged to equity	—	—	—	—	2	—	2
Cumulative translation adjustments	1	1	3	6	—	4	15
Others	11	—	(4)	1	1	4	13

At 31.12.05	56	9	60	35	11	52	223

Charged/(credited) to incomestatement	(11)	8	(8)	1	25	15	30
Business combinations	—	—	4	1	—	—	5
Charged to equity	—	—	—	—	5	—	5
Cumulative translation adjustments	—	—	(3)	(1)	(1)	(3)	(8)
Others	(10)	16	(12)	10	—	(4)	—

At 31.12.06	35	33	41	46	40	60	255

Deferred tax assets	Amortization differences	Reinvestment capital gains	Fair value business combination	Fair value available for sale assets	Financial instruments	Others	Total
At 1.1.05	49	99	88	20	—	35	291

Charged/(credited) to income statement	—	45	(5)	—	(1)	(12)	27
Business combinations	—	—	62	—	—	—	62
Charged to equity	—	—	—	52	5	—	57
Cumulative translation adjustments	—	—	13	—	—	3	16
Others	—	—	(5)	—	2	—	(3)

At 31.12.05	49	144	153	72	6	26	450

Charged/(credited) to income statement	(3)	34	(17)	—	27	(4)	37
Business combinations	—	—	15	—	—	—	15
Charged to equity	—	—	—	(33)	4	—	(29)
Cumulative translation adjustments	(2)	—	—	—	—	(1)	(3)
Others	16	—	(1)	—	(5)	(9)	1

At 31.12.06	60	178	150	39	32	12	471

Due to the amendment introduced by Law 35/2006/28 November, by virtue of which the general corporate tax rate in Spain has been changed from 35% to 32.5% for tax years beginning January 1, 2007 and to 30% for tax years beginning as from January 7, 2008, as at December 31, 2006, the credits for tax loss carryforwards available for offset at the year end have been adjusted, as well as the deferred tax, on the basis of the amount expected to be recouped or paid, respectively. These adjustments are recorded under corporate income tax expense, unless they are related to items initially charged to equity. The aforementioned adjustments have decreased the corporate tax expense by Euros 8 million.

Both this year and in prior years the Tax Authorities have undertaken actions discussed in Note 36.

Note 21. Deferred income

The breakdown and movements in 2006 and 2005 have been as follows:

	Government grants	Assets received without consideration	Income from connections and extension of branch lines	Income from the rerouting of pipelines charged to third parties	Other income	Total
At 1.01.05	158	31	130	74	16	409

Financing received	10	—	25	16	—	51
Cancellations	—	—	—	—	(1)	(1)
Taken to income	(8)	(1)	(8)	(6)	(7)	(30)
Business combinations (Note 31)	—	—	—	—	(1)	(1)
Cumulative translation differences	—	—	1	4	—	5
Others	—	(1)	(1)	—	2	—

At 31.12.05	160	29	147	88	9	433

Financing received	48	—	28	19	1	96
Cancellations	—	—	(1)	—	—	(1)
Taken to income	(12)	(1)	(13)	(11)	(9)	(46)
Cumulative translation differences	—	(3)	(1)	—	—	(4)

At 31.12.06	196	25	160	96	1	478

Note 22. Other liabilities

The breakdown at December 31, 2006 and 2005 is as follows:

	31.12.06	31.12.05
Accrued expenses not paid	94	166
Other liabilities (1)	36	46
Finance lease liabilities	27	27
Interim dividend	168	139

Total	325	378

(1)	Includes the short term part of other liabilities mentioned in Note 17.

Note 23. Trade and other payables

The breakdown at December 31, 2006 and 2005 is as follows:

	31.12.06	31.12.05
Trade payables	1,650	1,647
Trade with related parties (1)	7	6
Amounts due to associates	4	2
Social security and other taxes	161	186
Amounts due to employees	21	26
Others	5	—

Total	1,848	1,867

(1)	Repsol YPF Group.

Note 24. Sales

The breakdown of this account for 2006 and 2005 is as follows:

	2006	2005
Natural gas sales	7,827	6,731
Electricity sales	1,370	753
Access to transmission networks	566	547
Installation rental, maintenance and management services	337	238
Transportation services	115	101
Other revenues and services to clients	133	157

Total	10,348	8,527

Note 25. Other income

The breakdown of this account for 2006 and 2005 is as follows:

	2006	2005
Other management income	100	86
Income from works	21	10
Operating grants	—	4
Others	3	8

Total	124	108

Note 26. Procurements

The breakdown of this account for 2006 and 2005 is as follows:

	2006	2005
Energy purchases	6,872	5,748
Access to transmission networks	408	331
Other purchases	146	138
Stock variation	(8)	(67)

Total	7,418	6,150

Note 27. Personnel costs

The breakdown of this account for 2006 and 2005 is as follows:

	2006	2005
Wages and salaries	232	222
Social security costs	51	48
Pension costs-defined contribution plans	11	6
Defined benefit plans and other post-employment benefits	2	2
Capitalized costs	(46)	(42)
Other	27	16

Total	277	252

The average number of employees of GAS NATURAL during 2006 has totalled 6,692, 6,756 in 2005.

Note 28. Other operating expenses

The breakdown of this account for 2006 and 2005 is as follows:

	2006	2005
Repairs and maintenance	174	141
Commercial services & advertising	169	156
Professional services & insurance	126	70
Local taxes	89	78
Computer services	22	23
Leases	35	30
Supplies	38	35
Other	269	212

Total	922	745

Note 29. Net finance cost

The breakdown of this account for 2006 and 2005 is as follows:

	2006	2005
Dividends	13	3
Interest income	38	43
Others	20	19

Total financial income	71	65

Financial expense from borrowings	(265)	(242)
Interest expenses of pension plans and other post-employment benefits	(5)	(4)
Other financial expenses	(65)	(33)

Total financial expenses	(335)	(279)

Net exchange gains/(losses)	(2)	(5)
Net fair value gains/(losses) on derivative financial instruments	(1)	(2)

Financial Results	(267)	(221)

Note 30. Cash generated from operations

The breakdown of cash generated from operations in 2006 and 2005 is as follows:

	2006	2005
Net income for the period	929	827
Adjustments for:
Income tax	302	241
Depreciation (Note 6)	493	426
Amortisation (Note 7)	99	93
Net movements in provisions (Note 18)	69	42
Net movements in employee benefits (Note 19)	7	7
Net movements in provisions for trade creditors and other receivables	29	23
Net fair value gains/(losses) on derivative financial instruments (Note 29)	1	2
Gain on sales of associates (Notes 8 and 9)	(230)	(286)
Interest income (Note 29)	(71)	(65)
Interest expense (Note 29)	335	279
Share of loss/(profit) from associates (Note 8)	(5)	(34)
Exchange (gains)/losses (Note 29)	2	5
Deferred income applied to results (Note 21)	(46)	(30)
Other adjustments	(39)	(28)
Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation):
Inventories	31	(65)
Trade and other receivables	245	(529)
Trade and other payables	(4)	377

Cash generated from operations	2,147	1,285

Note 31. Business combinations

In March 2006 GAS NATURAL acquired 100% of the share capital of Petroleum Oil & Gas España, S.A., a Spanish company mainly engaged in research and exploitation of hydrocarbons, as well as the transport, storage, treatment and sale of related products. wind farms. The acquired business contributed net sales of Euros 5 million and profit of Euros 2 million to GAS NATURAL for the period from March 1, 2006 to December 31, 2006. If the acquisition had taken place at the beginning of the year, the sale and profit for the year, instead of the previous figure, would have increased by Euros 6 million and Euros 2 million, respectively.

Details of net assets acquired and goodwill are as follows:

Purchase consideration:
Cash paid	29
Total purchase consideration	29
Fair value of net assets acquired	27

Goodwill (Note 7)	2

The goodwill is attributable to the high profitability of the acquired business and the significant synergies expected to arise after GAS NATURAL’s acquisition.

The assets and liabilities arising from the acquisition are as follows:

	Fair value	Carrying amount
Property, plant and equipment	48	16
Other non current financial assets	4	4
Deferred income tax assets	5	5
Inventories	8	2
Other current financial assets	4	4
Cash and cash equivalents	6	6

Total assets	75	37

Borrowings	6	6
Other non current liabilities	11	—
Provisions	10	10
Deferred tax liabilities	15	—
Borrowings	1	1
Other current liabilities	5	5

Total Liabilities	48	22

Net assets acquired	27	15

Purchase consideration	29

Cash and cash equivalents in subsidiary acquired	6

Cash and outflow on acquisition	23

The business combinations set up in 2005 are as follows:

In April 2005, GAS NATURAL acquired 100% of the share capital of DERSA, a Spanish Group mainly engaged in wind farms. The acquired business contributed net sales of Euros 29 million and profit of Euros 16 million to GAS NATURAL for the period from April 1, 2005 to December 31, 2005. If the acquisition had taken place at the beginning of the year, the sale and profit for the year, instead of the previous figure, would have increased by Euros 39 million and Euros 20 million, respectively.

Details of net assets acquired and goodwill are as follows:

Purchase consideration:
Cash paid	272
Total purchase consideration	272
Fair value of net assets acquired	177

Goodwill (Note 7)	95

The goodwill is attributable to the high profitability of the acquired business and the significant synergies expected to arise after GAS NATURAL’s acquisition.

The assets and liabilities arising from the acquisition are as follows:

	Fair value	Carrying amount
Property, plant and equipment	170	170
Other intangible assets	175	—
Non-current assets	7	7
Deferred income tax assets	9	9
Inventories	1	1
Other current financial assets	15	15
Cash and cash equivalents	20	20

Total assets	397	222

Borrowings	127	127
Other non current liabilities	7	7
Deferred tax liabilities	61	—
Borrowings	6	6
Other current liabilities	19	19

Total Liabilities	220	159

Net assets acquired	177	63

Purchase consideration	272

Cash and cash equivalents in subsidiary acquired	20

Cash and outflow on acquisition	252

In June 2005 an additional shareholding was acquired of 36.8% in Portal Gas Natural, S.A. totalling Euros 4.2 million.

In July 2005 Petrobras exercised the purchase option on 12.41% of CEG Rio, S.A. After this sale our shareholding fell to 59.59% with an effect on reserves of Euros 1 million and Euros 2 million in minority interests. The final accounting of the business combination arising from the acquisition of the additional interest in Companhia Distrbuidora de Gás do Rio de Janeiro and CEG Rio, S.A. has meant an increase in intangible assets of Euros 68 million.

In August 2005 the capital of Gas Natural ESP, S.A. was reduced through a return of Euros 23 million to Gas Natural Internacional SDG, S.A. This operation has had no effect on equity and results attributed to the equity holders of the parent Company. The effect on minority interest is a decrease of Euros 18 million.

Note 32. Joint ventures

GAS NATURAL has the following interest in joint ventures in December 2006 and 2005:

	2006 (%)	2005 (%)
UTE Gas Natural Servicios-Dalkia Energia	50.0	50.0
A.E.Hospital Universitario Trias Pujol	50.0	50.0
A.E.Ciutat Sanitaria Bellvitge	50.0	50.0
Sociedad de Tratamientos La Andaya, S.A.	45.0	45.0
Central Térmica La Torrecilla, S.A.	50.0	50.0
Los Castrios, S.A.	33.3	33.3
Desarrollo de Energías Renovables de Navarra, S.A.	50.0	50.0
Desarrollo de Energías Renovables la Rioja, S.A.	36.3	36.3
Molinos del Cidacos, S.A.	50.0	50.0
Molinos de la Rioja, S.A.	33.3	33.3
Molinos de Linares, S.A.	33.3	33.3
Montouto 2000, S.A.	49.0	49.0
Explotaciones Eólicas Sierra de Utrera, S.L.	50.0	50.0
CH4 Energía S.A. de C.V.	50.0	50.0
Transnatural S.R.L. de México	50.0	50.0
EcoEléctrica Holding Ltd y dependientes	50.0	50.0
Repsol—Gas Natural LNG, S.L.	50.0	50.0
El Andalus LNG SPA	32.0	—

The following amounts represent GAS NATURAL’s interest share of assets and liabilities, and sales and results of the joint ventures.

	31.12.06	31.12.05
Non-current assets	472	420
Current assets	101	116

Assets	573	536

Non-current liabilities	337	372
Current liabilities	75	54

Liabilities	412	426

Net assets	161	110

	2006	2005
Income	244	210
Expenses	228	177
Profit after income tax	16	33

There are no contingent liabilities relating to the joint ventures. Commitments includes the gas purchase commitment made by EcoEléctrica LP of 31,161 GWh at December 31, 2006 and 33,588 GWh at December 31, 2005.

Additionally, GAS NATURAL at December 31, 2006 has an interest in the assets and operations of the joint ventures broken down below, from which it obtains income and incurs expenses in proportion to its shareholding:

Name	Shareholding (%)	Operator	Activity
Spain
Boquerón	4.50	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Casablanca	9.46	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Barracuda	12.01	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Rodaballo	4.00	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Chipirón	2.00	Repsol Investigaciones Petrolíferas, S.A.	Exploration and production
Romeral	55.00	Petroleum Oil & Gas España, S.A.	Exploration and production
Murcia-Siroco	40.00	Repsol Investigaciones Petrolíferas, S.A.	Exploration
Argelia
Gassi-Chergui	30.00	Repsol Exploración Argelia, S.A.	Exploration
Gassi-Touil	26.00	Repsol Exploración Argelia, S.A.	Exploration and development

Note 33. Concession arrangements

Through the right of the use of the Maghreb-Europe pipeline agreement GAS NATURAL has the right to use exclusively the transportation pipeline, and the obligation to maintain and enhance it, as necessary. GAS NATURAL also operates in natural gas distribution in Latin America under concession agreements generally with terms of up to 30 years. Gas concession agreements contain provisions for the usage of public roadways for the direct supply of gas to end consumers as well as for the construction and maintenance of gas installations. There are also statutory connection obligations, in accordance with current legislation. When the concession agreements expire, there is a legal obligation to transfer ownership of the network in exchange for appropriate compensation.

Note 34. Related-parties disclosures and other

Related parties with whom GAS NATURAL has entered into transactions are the following:

•

Significant shareholders of GAS NATURAL, i.e. those owning 5% or more, and those who, though not significant, have exercised the power to appoint a member of the Board of Directors. Based on the foregoing definition, GAS NATURAL’s related parties are Caixa d’Estalvis i Pensions de Barcelona (”la Caixa”), Repsol YPF S.A., Holding de Infraestructuras y Servicios Urbanos, S.A. (HISUSA) and Caixa d’Estalvis de Catalunya (Caixa Catalunya).

•

Directors and executives of the company, and their immediate families. The term “director” means a member of the Board of Directors; “executive” means a member of the Management Committee of GAS NATURAL. The operations with directors and executives are disclosed in Note 35.

•	Transactions at and for the year ended December 31, 2006 and 2005 are as follows:

Transactions with the ”la Caixa”:

•

Financing of the Takeover Bid. ”la Caixa” was one of the financial institutions that was participating in the loan of up to Euros 7,806 million that would have been used exclusively to finance the cash payment to be received by the shareholders of Endesa S.A. had they accepted the offer. ”La Caixa” would also have acted as the payment agent for this contract. The loan contract was syndicated on October 21, 2005 to 22 other financial institutions. This loan was automatically reduced to Euros 6,367 million after the automatic adjustment of the consideration included in the Takeover Bid of July 3, 2006 as a result of the payment of the supplementary dividends approved by the General Meeting of Shareholders of Endesa in February 2006.

•

Syndicated loans. La Caixa participates in syndicated loans of Euros 52.3 million and $29 million (Euros 22 million), maturing between 2007 and 2009, accruing Euros 3.4 million in interest not paid at December 31, 2006. At December 31, 2005 the participation in syndicated loans was Euros 52.3 million and $54 million (Euros 45.6 million) accruing Euros 1.9 million in interest not paid. Balances are included under Borrowings. At December 31, 2006 and December 31, 2005 the Interest accrued amounted to Euros 7.9 million and 5.4 million, respectively.

•

Credit facilities. GAS NATURAL has Euros 200 million in credit facilities and it has drawn down Euros 15.1 at December 31, 2006. At December 31, 2005 the credit facilities available totalled Euros 30 million, of which Euros 8 million were drawn down. Interest accrued amounted to Euros 1.2 million at December 31, 2006 and Euros 0.6 million at December 31, 2005.

•	Club Deal Loan Agreement. La Caixa is the intermediary bank coordinating the club deal with a share of Euros 10 million. This amount relates both to December 31, 2006 and 2005.

•

Guarantees. Guarantees given amounted to Euros 85.7 million out of a limit of Euros 97.5 million and Euros 109.1 million out of a limit of Euros 116.1 million at December 31, 2006 and 2005, respectively.

In addition to the guarantees mentioned above, ”la Caixa” gave an irrevocable bank guarantee to GAS NATURAL in relation to the Endesa, S.A. takeover bid.

GAS NATURAL is the counter-guarantor for a loan that ”la Caixa” has granted to Gas Natural BAN. The income from this transaction totals Euros 2.1 million and Euros 2.3 million at 31 December, 2006 and 2005, respectively.

•

Pension Plans. The amounts paid at December 2006 to a company controlled by ”la Caixa” Group and a third party for contributions to pension plans and insurance for personnel total Euros 7.8 million. In 2005 the amount totalled Euros 2.9 million.

Vida Caixa (investee company of ”la Caixa”) has been awarded the contract for life insurance policies for certain executives of GAS NATURAL.

•

Participation of Invercaixa in EMTA and ECP programmes. InverCaixa Valores was one of the eight dealers in the Gas Natural EMTN program (Euro Medium Term Note) and one of the five dealers in the ECP program (Euro Commercial Paper). In 2005 the activities of Invercaixa Valores were integrated in ”la Caixa”, which is why the renewal of the EMTN program is now was made directly by ”la Caixa” as the program dealer.

•

Exchange rate hedges for future payments in foreign currency and interest payments. At December 31, 2006 there are exchange rate hedges totalling Euros 689.4 million for future payments in foreign currency and Euros 404.5 million for interest payments. The hedges at December 31, 2005 total Euros 567 million for future payments in currencies and Euros 406.1 million in interest payments.

•

Incentives Plan 2002-2006. The incentive plan for executives in force outsourced to ”la Caixa” relates to 2002, for which 279,411 options were taken out, with 5,418 exercised in 2004 and 136,265 in 2005. All the other options were exercised in the first quarter of 2006.

•

Bank accounts with the ”la Caixa”. At December 31, 2006 cash and cash equivalents amount to Euros 42.8 million and Euros 30.2 million at December 31, 2005. Interest accrued under this heading at December 31,2006 amounted to Euros 3.3 million and Euros 2.6 million at December 31, 2005.

•

Others. The remuneration received by GAS NATURAL for the collection management of invoices for gas installation financing operations totalled Euros 1.6 million and Euros 2.1 million at December 31, 2006 and 2005, respectively.

Commissions accrued at December 31, 2006 total Euros 4.8 million. At December 31, 2005 this amount totalled Euros 2.4 million.

Other services provided by companies in the ”la Caixa” group total Euros 1.9 million at December 31, 2006 and Euros 0.5 million at December 31, 2005.

In 2006 Promocaixa manages the “Puntos Natural” loyalty program for GAS NATURAL in Spain.

•	Sale of fixed assets. In October 2006 GAS NATURAL sold certain commercial premises located in Madrid for Euros 1.5 million to ”la Caixa”.

•	Dividends. Dividends paid at December 31, 2006 amounted to Euros 124.4 million and Euros 105.1 million at December 31, 2005.

Transactions with the Repsol YPF S.A.

•

Sales and purchases. Purchases of natural gas, liquefied natural gas, materials and sundry services amounted to Euros 843.9 million and Euros 548.9 million at December 31, 2006 and December 31, 2005, respectively. This figure includes the purchases of liquefied natural gas (LNG) to supply the combined cycle plant in Cartagena.

Sales of natural gas, liquefied gas, electricity and sundry services amounted to Euros 237.3 million and Euros 435.2 million at December 31, 2006 and December 31, 2005, respectively.

Agreement for the supply of gas-oil to the combined cycle power plant in Arrúbal totalling Euros 2 million.

•

Brazil. GAS NATURAL gave Repsol YPF, S.A a preferential option to supply natural gas in Brazil, with an attached commitment to pay $30 million through annual payments of $ 10 million. The first accrual took place in December 2004, the second in December 2005, and the third in December 2006, and, accordingly, the outstanding amount at December 31,2006 is nil.

•

Midstream. In the framework of the midstream agreements reached, GAS NATURAL and Repsol YPF, S.A. have concluded an agreement with the shipping operator Knutsen for a Time Charter for a cryogenic gas tanker with a capacity of 138,000 m3, which both companies will use to transport liquefied natural gas as from 2009. This contract is in addition to the one signed in January 2005 for the acquisition of a similar gas tanker, which is now being built at the Izar (Sestao) shipyards and which will be delivered in December 2007.

GAS NATURAL and Repsol YPF have asked for offers for newly built cryogenic gas tankers for the transport of liquefied natural gas with a capacity of 170,000 m3 and 150,000 m3 in order to cover their future transport needs.

•	Others. The adjudication of the services for the direct management of joint tenders and procurements of GAS NATURAL and Repsol YPF has been renewed.

Furthermore, there has been a renewal of the Reinsurance Program until October 29, 2007, with a total premium of up to $25.7 million, with a group of insurers in which Repsol YPF participates up to 30%.

•	Dividends. Dividends paid at December 31, 2006 totalled Euros 116 million. At December 31, 2005 this amount totalled Euros 98.1 million.

Transactions with Caixa de Catalunya

•

Financing the takeover bid. Caixa Catalunya was one of the financial institutions that was participating in the loan of up to Euros 7,806 million that would have been used exclusively to finance the cash payment to be received by the shareholders of Endesa S.A. had they accepted the Offer. The loan contract was syndicated on October 21, 2005 to 22 other financial institutions. This loan was automatically reduced to Euros 6,367 million after the automatic adjustment of the consideration included in the Takeover Bid of July 3, 2006 as a result of the payment of the supplementary dividends approved by the General Meeting of Shareholders of Endesa in February 2006.

•

Credit facilities. GAS NATURAL has Euros 30 million in credit facilities and it has drawn Euros 1.2 million at December 31, 2006. This item, at December 2005, represents amounts of Euros 30 million in credit facilities, of which Euros 10.9 million have been drawn down. The interest accrued totals Euros 0.2 million at December 31, 2006 and is not significant at December 31, 2005.

•

Guarantees. Caixa de Catalunya provided guarantees for Euros 28.3 million out of Euros 60 million and for Euros 28.3 million out of a limit of Euros 31.3 million at December 31, 2006 and December 31, 2005, respectively.

•	Interest rate hedges. At December 31, 2006 there are interest rate hedges totalling Euros 13.6 million, which totalled Euros 6.9 million at December 31, 2005.

•	Bank accounts at Caixa de Catalunya. Cash and cash equivalents at December 31, 2006 and December 31,2005 are not significant. The interest accrued totals Euros 0.1 million.

•	Others. Caixa Catalunya participates in a lease transaction totalling Euros 1.5 million which expires in 2008.

The amount of commissions and interest accrued at December 31, 2006 totals Euros 0.5 million. At December 31, 2005 this amount totalled Euros 0.1 million.

•	Dividends. Dividends paid at December 31, 2006 amounted to Euros 11.4 million. At December 31, 2005 the amount paid totalled Euros 9.6 million.

Transactions with Holding de Infraestructuras y Servicios Urbanos, S.A. (HISUSA)

•	Dividends. Dividends paid at December 31, 2006 amounted to Euros 18.8 million. At December 31, 2005 the amount paid totalled Euros 15.9 million.

Note 35. Information regarding members of the Board of Directors and Management Committee

Remuneration of the members of the Board of Directors

The members of the Board of Directors collected a total of Euros 4,881 thousand (Euros 4,019 thousand in 2005) in meeting (Board of Directors and its Committes) attendance fees and other direct responsibilities at various executive levels at December 31, 2006.

The total remuneration paid to the members of the Board of Directors of Gas Natural SDG, S.A. for belonging to the Management Committee, the Executive Committee, the Audit and Control Committee (ACC), the Appointments and Remuneration Committee (ARC), the Investment Strategy and Competition Committee (ISCC) totalled Euros 3,753 thousand in 2006 (Euros 2,963 thousand in 2005) and breaks down as follows:

	Remuneration (thousand euros)
	Office	Board	Executive Committee	ACC	ARC	ISCC	Total
Mr. Salvador Gabarró Serra	Chairman	500	500	—	12	—	1,012
Mr. Antonio Brufau Niubó	Vice-Chairman	115	115	—	12	—	242
Mr. Rafael Villaseca Marco	Chief Executive Officer	115	115	—	—	—	230
Mr. José Vilarasau Salat	Member	115	—	—	—	—	115
Mr. Enrique Alcántara-García Irazoqui	Member	115	—	—	12	—	127
Mr. José Luis Jové Vintró	Member	115	115	1	—	—	231
Mr. Carlos Kinder Espinosa	Member	115	115	—	—	12	242
Mr. Nemesio Fernández-Cuesta Luca de Tena	Member	115	—	—	—	—	115
Mr. Guzmán Solana Gómez	Member	115	115	12	—	—	242
Mr. Fernando Ramírez Mazarredo	Member	115	—	12	—	—	127
Caixa d’Estalvis de Catalunya (1)	Member	115	—	—	—	—	115
Mr. Carlos Losada Marrodán	Member	115	115	—	—	12	242
Mr. Santiago Cobo Cobo	Member	115	115	—	—	12	242
Mr. Emiliano López Achurra	Member	115	—	—	—	—	115
Mr. Miguel Valls Maseda	Member	115	—	11	—	—	126
Mr. Jaime Vega de Seoane Azpilicueta	Member	115	—	—	—	—	115
Mr. José Arcas Romeu	Member	115	—	—	—	—	115

		2,340	1,305	36	36	36	3,753

(1)	Representada por Mr. José María Loza Xuriach.

The members of the Board of Directors of the Company have not received any remuneration for profit sharing or premiums. Neither have they received shares or share options during the year, nor have they exercised options nor held options to be exercised.

The remuneration for all items accrued in 2006 by those members of the Board of Directors that have had labour-related relationships with, or have held executive responsibilities in, GAS NATURAL totals Euros 1,128 thousand (Euros 1,056 thousand in 2005). This amount includes the contributions to pension plans and insurance premiums. The total amount accumulated for pension or retirement benefits or the like total Euros 190 thousand (Euros 78 thousand in 2005).

Additionally, the contract with the Chief Executive Officer contains a clause that establishes a severance indemnity that triples his annual compensation in the event of termination of the labour relationship and an indemnity of one year’s remuneration for the post-contractual non-compete clause with a term of one year.

As a result of the removal in April 2006 of Mr. Guzmán Solana Gómez, he has received an indemnity of Euros 2,566 thousand.

The amount of the remuneration accrued in 2006 by the members of the Board of Directors of Gas Natural SDG, S.A. for belonging to the administrative bodies of other investee companies totals Euros 82 thousand (Euros 156 thousand in 2005), and breaks down as follows:

Enagás, S.A.
D. Salvador Gabarró Serra	61
D. Rafael Villaseca Marco	21

Operations with Directors

As per the provisions of Law 26/2003/17 July, the Company’s Directors have the following shareholdings or hold offices or undertake functions in companies with the same, analogous or complementary activity as the Company at December 31, 2006 as GAS NATURAL:

Directors and offices in other companies with similar or complementary	Number of shares and % shareholding:
	Office in Gas Natural SDG S.A.	Gas Natural	Enagás	Repsol YPF	Endesa	Iberdrola	Suez
Mr. Salvador Gabarró Serra	Chairman	—	10 (0.000)	—	—	10,350 (0.001)	—
Member Board of Directors of Enagás, S.A Vice-Chairman of ”la Caixa”
Mr. Antonio Brufau Niubó	Vice-Chairman	30,602 (0.007)	—	24,354 (0.002)	—	—	2,222 (0.000)
Executive President of Repsol YPF, S.A. and Chairman of YPF, S.A. Member Board of Directors of Suez, S.A.
Mr. Rafael Villaseca Marco	Member	1,000 (0.000)	356 (0.000)	646 (0.000)	859 (0.000)	636 (0.000)	—
Chairman of Repsol-Gas Natural LNG, S.L. Chairman of Gas Natural Aprovisionamientos SDG, S.A.
Mr. José Vilarasau Salat	Member	90 (0.000)	—	—	—	—	—
Mr. Santiago Cobo Cobo	Member	—	—	—	—	—	—
Mr. Carlos Losada Marrodán	Member	—	—	—	—	—	—
Mr. Fernando Ramírez Mazarredo	Member	200 (0.000)	—	200 (0.000)	—	—	—
General Economic-Financial Director of Repsol YPF, S.A.
Mr. Carlos Kinder Espinosa	Member	100 (0.000)	—	—	—	—	—
Mr. Enrique Alcántara-García Irazoqui	Member	3,834 (0.001)	—	—	—	—	—
Caixa d’Estalvis de Catalunya	Member	13,550,000 (3.03)	—	19,868,984 (1.63)	—	—	—
Mr. Nemesio Fernández-Cuesta Luca de Tena	Member	—	—	11,368 (0.001)	—	—	—
General Manager Upstream Repsol YPF, S.A. Vice-Chairman of Repsol-Gas Natural LNG, S.L.
Mr. Emiliano López Achurra	Member	—	—	—	—	—	—
Mr. Guzmán Solana Gómez	Member	—	—	—	—	—	—
Executive President Maxus Energy Corporation
Mr. Miguel Valls Maseda	Member	200 (0.000)	—	—	—	—	—
Mr. Jaime Vega de Seoane Azpilicueta	Member	—	—	—	—	—	—
Mr. José Arcas Romeu	Member	415 (0.000)	—	—	1,190 (0.000)	—	—
Mr. José Luis Jové Vintró	Vocal	100 (0.000)	—	—	—	3,497 (0.000)	—

In respect of the scope of the information required by article 127.3.4 of the Spanish Companies Act, we have disclosed the shareholding in the capital held directly or indirectly by the Directors in companies with the same, analogous or complementary activity as that of GAS NATURAL, or in companies that meet the same characteristics in group, associates or unrelated companies.

In 2006 the Directors of the Company have not carried out any operations outside the ordinary course of business or which have not been undertaken under normal market conditions with the company or with companies in the GAS NATURAL Group.

Remuneration of Management Committee

The total remuneration paid to the Management Committee, excluding the Chief Executive Officer, who is included in the section on the remuneration of the members of the Board of Directors, totalled in 2006 Euros 3,025 thousand (Euros 3,388 thousand in 2005), of which Euros 2,895 thousand are in the form of short-term benefits, and Euros 29 thousand in benefits for belonging to the Board of Directors of other investee companies and Euros 101 thousand for contributions to pension plans and insurance premiums. The total accumulated amount for pension, retirement or similar benefits totals Euros 3,871 thousand (Euros 7,422 thousand in 2005).

The contracts entered into with the members of the Management Committee have compensation or indemnity clauses that give their beneficiaries the following rights:

•	an indemnity calculated on the basis of no more than 84 months, bearing in mind the fixed remuneration for the year in which the labour relationship is terminated, plus the variable remuneration;

•	the amount of the length of service bonus (deferred amount to reward seniority in GAS NATURAL and non-compete commitments for two years following retirement); and

•

in the event that the executive is 55 years old on the date of termination, he will also be entitled to receive the value of the amount of the contributions made to the pension plan, the contributions to the length-of-service bonus premium, and the special agreement with Social Security as from the date of the termination of the contract until he is 65 years old.

The cost of the total indemnities received by members of the Executive Committee who have terminated their employment relationship in 2006 totals Euros 3,648 thousand (Euros 4,458 thousand in 2005).

Note 36. Contingent liabilities and commitments

Guarantees

At December 31, 2006, Gas Natural SDG, S.A. has given guarantees to Group companies totalling Euros 1,589 million. Furthermore, GAS NATURAL has asked for guarantees from financial institutions for Euros 734 million at December 31, 2006, in respect of current litigation and trading transactions of the Group companies. GAS NATURAL estimates that the unforeseeable liabilities at December 31, 2006, if any, that could arise from the guarantees given would not be significant.

Commitments

The following table presents our contractual commitments at December 31, 2006:

	Year ended December 31, 2006
Contractual obligations	Total	2007	2008	2009	2010	2011	beyond
Finance leases (1)	661	29	29	29	29	29	516
Operating leases (2)	424	68	62	54	38	39	163
For purchases of natural gas (3)	62,753	4,792	4,304	3,957	3,942	3,942	41,816
For the transport of natural gas (4)	854	124	92	78	79	79	402
For the sale of natural gas5 (5)	5,890	1,205	1,125	593	284	273	2,410
Investments (6)	181	116	65	—	—	—	—
Other liabilities (7)	70	10	12	12	16	11	9

Total obligaciones contractuales	70,833	6,344	5,689	4,723	4,388	4,373	45,316

(1)	Reflects the payments foreseen for finance leases for two LNG gas tankers.
(2)	Reflects the future payments foreseen for leases for six LNG gas tankers and the rent for the “Torre del Gas” building, owned by Torre Marenostrum, S.L. for which GAS NATURAL has an operating lease for a period of 10 years as from March 2006, extendible for successive periods of 3 years, discretionary for GAS NATURAL but binding for Torre Marenostrum, S.L.

(3)	Reflects the long-term commitments to purchase natural gas totalling 4,193,506 GWh under “take or pay” gas supply agreements. Normally, these agreements have a term from 20 to 25 years, a minimum quantity of gas to be purchase and price revision mechanism indexed to international natural gas prices and regulated natural gas prices in countries in which the gas is sold. We have calculated our contractual commitments under these contracts on the basis of our best estimates of natural gas prices at December 31, 2006.
(4)	Reflects the long-term commitment to purchase gas transport capacity totalling 476,190 GWh.
(5)	The commitment for the sale of natural gas totals 611,249 GWh. We have calculated our contractual commitments under these contracts on the basis of our best estimates of natural gas prices at December 31, 2006.
(6)	Reflects basically the commitment for payments under the turnkey contracts for the construction of the combined cycle plant in Plana del Vent (with a 800 MW capacity) and in Malaga (with a 400 MW capacity)
(7)	Reflects the commitments for the repurchase of preferred shares from Buenergía Gas&Power Ltd. (See Note 17).

Litigation and arbitration

At December 31, 2006 GAS NATURAL is party to several legal proceedings, mainly related to trading, regulatory, labour-related, tax and contentious-administrative affairs. According to the information made available to GAS NATURAL, amongst these proceedings there are some which, in the event of an unfavourable judgment, could have a negative impact on its business or financial situation.

Iberdrola arbitration

Our subsidiary, Gas Natural Aprovisionamientos, SDG S.A. is party to arbitration proceedings with Iberdrola to discuss the application of the price revision clause pursuant to the supply agreement entered into by GAS NATURAL and Iberdrola. The arbitrators have already been appointed and both parties have filed their respective claims.

Atlantic LNG arbitration

Atlantic LNG Trinidad and Tobago and Atlantic LNG 2/3 Trinidad and Tobago has provided us with notice of the initiation of an arbitration regarding the revision of LNG supply prices under our supply agreement with the two companies.

On August 15, 2006 Atlantic LNG Trinidad and Tobago filed its claim and GAS NATURAL filed its response and counter-claim on October 13, 2006 requesting a price reduction.

At December 31, 2006 Atlantic LNG 2/3 Trinidad y Tobago has not given notice of a claim.

Furthermore, on August 4, 2006 Repsol YPG, an entity with which GAS NATURAL has concluded a supply contract for its combined cycle plant in Cartagena, informed GAS NATURAL of the instigation by its supplier, Atlantic LNG, of arbitration proceedings that could adversely affect the contract concluded by Repsol YPF and GAS NATURAL.

Arbitration with Endesa

On September 13, 2006 Endesa filed arbitration proceedings to dispute the gas supply contract dated October 14, 1998. On October 10, 2006 GAS NATURAL filed another request to initiate arbitration on the same contract. The parties are now in the process of appointing the arbitrators.

Arbitration with Tejas Gas de Toluca de R.L. de C.V.:

On January 18, 2006 GAS NATURAL received notice of an arbitration claim filed by Tejas Gas de Toluca S. de R.L. de C.V. (Tejas Gas) against Gas Natural México S.A. de C.V. and Pemex Gas y Petroquímica Basica (PEMEX). Tejas Gas provides transport service to Gas Natural México and PEMEX as distributors through a pipeline built for the transport service in Toluca, which began operating in July 2003. Tejas Gas is claiming from Gas Natural México and PEMEX (not severally liable) the payment of the alleged differences owed for not having purchased the minimum amount of gas stipulated by contract. The amount claimed was not fully disclosed in the claim; in any case, the claim refers to the difference of several months, which net accumulated amount is estimated at Pesos 51 million at December 31, 2006. Gas Natural México and PEMEX have opposed this claim and filed a countersuit on March 22, 2006 with the ICC.

Contracts in Algeria

GAS NATURAL has been corresponding with Sonatrach in relation to the differences of interpretation of certain clauses in the gas supply contracts. On March 1, 2006 GAS NATURAL received a notice from Sonatrach proposing that these differences be settled either through an independent expert opinion or arbitration proceedings. On July 1, 2006 price revision proceedings began in which GAS NATURAL has asked for a price reduction while Sonatrach has asked for an increase. At December 31, 2006 no formal negotiations have been taken place.

Arbitration with the Argentinean Republic

GAS NATURAL has begun arbitration proceedings against the Republic of Argentina before the “International Center of Settlement of Investment Disputes” (ICSID) claiming greater protection for investments made in Argentina. However, the proceedings have been suspended until April 19, 2007.

Investment and Customer Coverage Commitments in Mexico

GAS NATURAL has given guarantees totalling US$ 23.3 million in order to assure its commitments for investment and customer coverage acquired in the distribution permits for Toluca, Distrito Federal, Bajío and Bajío Norte. These investment and customer coverage commitments have not been fully met, mainly as a result of causes beyond the control of Gas Natural México. In relation to customer coverage, the breach has been due to the delay in the construction of the distribution infrastructures to be built by third parties and necessary for the gasification of certain areas in which the distribution permits are operative, as well as the difficulties in obtaining the municipal licenses for the gas conduit construction. In any case, there are grounds for defending arguments of force majeure in relation to these breaches.

At this time GAS NATURAL has filed writs before the regulatory authorities arguing the grounds of force majeure that have impeded compliance with these commitments. GAS NATURAL filed an appeal before the Federal Court and obtained the final suspension of the execution of the guarantees. In February and March 2006 the authorities handed down judgments for Toluca, Bajío and Bajío Norte, partly accepting the allegations of force majeure and declaring a partial execution of the guarantees. The execution has been suspended by the Court throughout the proceedings.

Spanish Tax Claims

Tax audits have been opened by the Spanish authorities against us for tax returns filed for fiscal years 1991 to 2002. These tax audits relate in each case to different taxes such as corporate tax, withholding of personal income tax, valued added tax and tax deductions for exporting activities.

On April 4, 2006 Tax Assessments were signed for corporate income tax (years 1999 to 2002) for the 59/93 Tax Group and for value added tax and tax on personal income (2001 and 2002) of Gas Natural SDG, S.A. The assessments were signed in agreement, except for the assessment on the export deductions from corporate tax payable, which total Euros 189 million, which were signed in disagreement, and are being appealed by the Company before the appropriate courts.

The aforementioned tax audits that resulted in Assessments signed in Disagreement are now in different phases of proceedings (Supreme Court, National High Court, and Central Tax and Treasury Court). Of the results obtained in these courts of special note is the large number of acceptances in relation to the tax assessments made.

Gas Natural believes that they will be successful in reducing or cancelling some of these claims. The audits relating to tax years from 1999 to 2002 are currently underway and that the result of these tax claims and audits will not have a significant impact on the company as we have properly provisioned for such claims in our annual accounts.

Argentine Tax Claims

We are the defendant to a claim by the Argentine tax authorities regarding the tax treatment of capital gains for a total of Argentine Pesos 155 million arising from transfers of third party networks to our subsidiary in Argentina, Gas Natural BAN, S.A. between 1993 and 1997. Of special note however is the fact that GAS NATURAL has contested the tax claim before the competent appeals courts and expects to prevail.

Brazilian Tax Claims

In the second quarter of 2003 the Brazilian Tax Authorities handed down a ruling whereby the taxes on sales (PIS and COFINS) during different periods were not applicable to petroleum by-products for CEG (Compañía Estadual do Gas do Rio de Janeiro), and, accordingly, this company benefited from the tax credits generated in the amount of Brazilian Reales 99 million. However, in September 2005 the Tax Authorities, based on technical reports, ruled that gas was not a petroleum by-product. This affair is now in litigation and the Company estimates that there are solid arguments to support the administrative decision of 2003. This is why it has not set up a provision for possible losses.

Proceedings filed by the Service for the Defense of Competition

The Service for the Defense of Competition (Servicio de Defensa de la Competencia) has initiated certain proceedings against us regarding a failure to comply with antitrust regulations. We believe that, although the resolution of these proceedings could be adverse to us, such a ruling would not have a material adverse effect in our operations or financial condition.

Note 37. Audit fees

The fees accrued in 2006 to PricewaterhouseCoopers for auditing services and other services provided to the Group, including the reviews and audits required for the takeover bid of the shares of Endesa, total Euros 3,067 thousand (Euros 4,097 thousand in 2005).

Furthermore, the fees accrued in 2006 for other services provided to the Group by other companies using the PricewaterhouseCoopers mark total Euros 856 thousand (Euros 827 thousand in 2005).

Note 38. Environment

In accordance with the environmental policies of GAS NATURAL, the company has continued to apply measures aimed at reducing the impact of its activities and processes on the environment and thus contribute positively to the worrying phenomenon of Climate Change.

Thus, GAS NATURAL has established as one of its environmental objectives the steady increase in wind energy in its electricity mix in order to reduce green house gas emissions. As proof of this idea, this year we have incorporated several new wind farms into our electricity generation assets.

The renovation of the pipeline network and the use of the latest materials continue to be a major annual activity for the improvement of levels of emissions of methane gas. In this respect, and in collaboration with the University of Zaragoza, we prepared and delivered a report entitled “Evaluation of Methane Emissions in the Spanish Distribution System” at the 23rd World Gas Congress” held in Amsterdam. This report includes the results of the analysis on emission factors in our distribution system, which has allowed us to improve and update the calculation method used to determine our methane emissions level.

In addition to these actions, the oldest vehicles in its fleet have also been replaced by ones that are more efficient and environment friendly, using natural gas for fuel.

In order to improve the control and management of energy and natural resources at its work centres, GAS NATURAL now has 35 buildings with tele-measured systems that enable it to monitor the consumption in real time and visualise historical figures, which facilitates the adoption of improvement actions and plans.

On the other hand, there has been an extension of the selective collection and management of packages and plastic recipients at the work centres.

The commitment of GAS NATURAL to the environment has led to the preparation of a study of solutions to integrate renewable energy and natural gas more efficiently, of special note being the following projects:

•

GAS NATURAL, aware of the importance of the development of hydrogen as a future energy vector, is leading an initiative, in collaboration with other major national energy groups, to develop hydrogen production systems based on renewable energy or convention energy while reducing environmental impact notably.

•	Adaptation of specific solutions for the use of natural gas as a fuel in the aviation-port sector and adaptations in order to implement this solution as an alternative in the fishing industry.

•

Development of projects to obtain refrigeration through dual-effect absorption systems using solar energy, solving air conditioning needs using a fully renewable energy source and, also, reducing the problems of the saturation of the electricity distribution networks at peak times in summer months.

•	Study of the use of biogas generated from solid urban waste.

•

Development of projects to obtain refrigeration through dual-effect absorption systems using solar energy, solving air conditioning needs using a fully renewable energy source and, also, reducing the problems of the saturation of the electricity distribution networks at peak times in summer months.

As for the management of suppliers, we have increased the dissemination and promotion amongst our main contractors in Spain of the document prepared last year entitled “Best practices in environmental action in construction of distribution networks”. The number of main contractors of the Group in Spain that have signed on to these best practices has increased. Thus, this year we have taken one more step, and are “monitoring” a sample of these contractors to verify their use of this document.

Special attention is merited by the advances in the projects under the Clean Development Mechanism (CDM), which is part of the Kyoto protocol, which allows agents in industrial countries to undertake energy efficiency or emission reduction programs in developing countries and generate emission credits that can be used to meet the Kyoto commitments in the countries of origin. GAS NATURAL is now validating and approving 13 projects, which are at different stages of development.

GAS NATURAL has continued to make contributions to the Community Development Carbon Fund, a fund answering to the World Bank that works on projects related to the development of production processes, education and health in underprivileged countries, and to the Spanish Carbon Fund promoted by the Spanish Ministry of the Environment. Moreover, during 2006, GAS NATURAL has announced its formal participation in the Multilateral Carbon Credit Fund.

All of these environmental activities in 2006 have involved total investments of Euros 36 million, which represents investment and accumulated depreciation carried on the balance sheet of Euros 338 million and euros 81 million, respectively.

GAS NATURAL has also undertaken sponsorship, training and environmental education and awareness activities.

The possible contingencies, indemnities and other environmental related risks in which the Group could incur are appropriately covered by civil liability insurance policies.

Emissions

Royal Decree Law 5/2004 was adopted on August 27, 2005 to regulate the trade in green house gas emission rights, which object is to aid compliance with the obligations deriving from the Kyoto Protocol. The provisions of this Royal Decree are applicable to installations capable of generating carbon dioxide emissions at a level higher than that set down in respect of its activity and capacity, specifically for the GAS NATURAL Group as the owner of Combined Cycle public service electricity production plants with a nominal fuel-generated power over 20 MW.

The Government on 21 January 2005 approved a resolution on the final individual assignment of emission rights for 2005-2007. The GAS NATURAL Group was assigned 14 millions of tonnes of CO2.

The tonnes assigned by year for 2006, 2006 and 2007 as follows:

(mtCO2 )	2005	2006	2007
Assigned emission rights	3,592	4,168	5,853	(*)

(*)	Pending transfer to the account of GAS NATURAL.

GAS NATURAL has made the necessary acquisitions to cover its deficit of CO2 rights.

Note 39. Subsequent events

There have been no relevant events subsequent to the 2006 year end.

Appendix of companies of GAS NATURAL

				Net Equity
Company	Country	Activity	Consolidation method	% total Shareholding	Capital	Reserves	2006 Results	Interim dividend
Gas Natural Aprovisionamientos SDG, S.A.	Spain	Gas supply	I.G.	100.0	0.6	(14.2)	17.9	—
Sagane, S.A.	Spain	Gas supply	I.G.	100.0	94.8	14.2	137.8	—
Repsol-Gas Natural LNG, S.L.	Spain	Supply and transport	I.P.	50.0	2.0	—	0.5	—
A.E.C.S. Vall d’Hebrón, A.I.E.	Spain	Cogeneration	I.G.	81.3	1.7	0.1	(0.9)	—
La Energía, S.A.	Spain	Cogeneration	I.G.	100.0	10.7	0.9	(0.2)	—
Sociedad de Tratamiento Hornillos, S.L.	Spain	Cogeneration	I.G.	80.0	1.2	1.1	0.2	—
Tratamiento Almazán, S.L.	Spain	Cogeneration	I.G.	90.0	2.8	—	—	—
UTE La Energía, SpA	Spain	Cogeneration	I.G.	100.0	1.4	—	0.3	—
A.E.Hospital Universitario Trias Pujol	Spain	Cogeneration	I.P.	50.0	0.9	0.1	(0.2)	—
A.E.Ciutat Sanitaria Bellvitge	Spain	Cogeneration	I.P.	50.0	0.8	(0.5)	(0.3)	—
Sociedad de Tratamiento La Andaya, S.A.	Spain	Cogeneration	I.P.	45.0	1.1	1.2	0.6	—
Central Térmica La Torrecilla, S.A.	Spain	Cogeneración	I.P.	50.0	1.2	—	—	—
Congas Servizi Consorzio Gas Acqua Servizi, S.p.A.	Italy	Gas commercialisation	I.G.	100.0	0.1	1.1	—	—
Gas Natural Commercialisation France, S.P.A.S.	France	Gas commercialisation	I.G.	100.0	—	(4.0)	2.0	—
Gas Natural Vendita Italia, S.P.A.	Italy	Gas commercialisation	I.G.	100.0	2.1	5.9	(4.5)	—
Natural Energy, S.A.	Argentina	Gas commercialisation	I.G.	72.0	—	1.5	1.7	—
Gas Natural Comercial SDG, S.L.	Spain	Domestic gas commercialisation	I.G.	100.0	—	—	0.2	—
Gas Natural Comercializadora, S.A.	Spain	Gas commercialisation and industrial electricity	I.G.	100.0	2.4	29.7	33.8	—
CH4 Energía S.A. de C.V.	México	Gas commercialisation and transport	I.P.	43.4	0.6	0,7	0,6	—
Transnatural S.R.L. de México	México	Gas commercialisation and transport	I.P.	43.4	10.3	(10.2)	(3.4)	—
Gas Natural Servicios SDG, S.A.	Spain	Gas commercialisation, electricity and energy management	I.G.	100.0	2.9	2.8	2.3	—
Gas Aragón, S.A. (1)	Spain	Distribution	P.E.	35.0	5.9	16.8	9.4	—
Distribuidora Eléctrica Navasfrías, S.L.	Spain	Distribution of electricity	I.G.	100.0	0.2	—	—	—
Eléctra de Abusejo, S.L.	Spain	Distribution of electricity	I.G.	100.0	0.1	—	—	—
Gas Natural Distribución Eléctrica, S.A.	Spain	Distribution of electricity	I.G.	100.0	1.2	(0.4)	(0.3)	—
Agragas, S.p.A.	Italy	Gas distribution	I.G.	90.0	—	35.2	(0.6)	—
Ceg Río, S.A.	Brazil	Gas distribution	I.G.	59.6	22.8	28.6	4.6	(2.2)
Comercializadora Metrogas, S.A. de CV	Mexico	Gas distribution	I.G.	86.8	128.1	(61.8)	2.2	—
Companhia Distribuidora de Gás do Río de Janeiro, S.A.	Brazil	Gas distribution	I.G.	54.2	147.7	97.2	16.6	(21.2)
Gas Galicia SDG, S.A.	Spain	Gas distribution	I.G.	62.0	32.6	5.4	0.2	—
Gas Natural Andalucía, S.A.	Spain	Gas distribution	I.G.	100.0	12.4	41.3	3.5	—
Gas Natural BAN, S.A.	Argentina	Gas distribution	I.G.	50.0	214.7	(151.1)	4.2	(13.4)
Gas Natural Cantabria SDG, S.A.	Spain	Gas distribution	I.G.	90.4	3.2	27.9	1.0	—
Gas Natural Castilla y León, S.A.	Spain	Gas distribution	I.G.	90.1	6.3	78.5	15.9	—
Gas Natural Castilla La-Mancha, S.A.	Spain	Gas distribution	I.G.	95.0	26.8	16.7	1.8	—
Gas Natural Cegas, S.A.	Spain	Gas distribution	I.G.	99.7	25.5	67.9	5.9	—
Gas Natural Cundiboyacense, S.A. ESP	Colombia	Gas distribution	I.G.	45,8	1,1	6,9	2,6	—
Gas Natural de São Paulo Sul, S.A.	Brazil	Gas distribution	I.G.	100.0	346.4	(183.7)	2.1	(1.3)
Gas Natural del Oriente, S.A. ESP	Colombia	Gas distribution	I.G.	32.2	9.2	20.3	7.4	(9.5)
Gas Natural Distribución SDG, S.A.	Spain	Gas distribution	I.G.	100.0	101.0	1,005.1	269.1	(192.1)
Gas Natural La Coruña, S.A.	Spain	Gas distribution	I.G.	56.4	2.3	(0.4)	(0.5)	—
Gas Natural México, S.A. de CV	Mexico	Gas distribution	I.G.	86.8	470.7	(167.2)	2.6	—
Gas Natural Murcia SDG, S.A.	Spain	Gas distribution	I.G.	99.9	19.4	(2.4)	(3.1)	—
Gas Natural Rioja, S.A.	Spain	Gas distribution	I.G.	87.5	2.7	8.9	2.3	—
Gas Natural Transporte SDG, S.L.	Spain	Gas distribution	I.G.	100.0	15.0	42.2	9.0	(6.6)
Gas Natural, S.A. ESP	Colombia	Gas distribution	I.G.	59.1	10.9	146.4	52.0	—
Gas Navarra, S.A.	Spain	Gas distribution	I.G.	90.0	3.6	27.1	5.9	—
Gasdotti Azienda Siciliana, S.p.A.	Italy	Gas distribution	I.G.	90.0	0.5	23.0	(3.1)	—

(1)	Results at September 2006.
(*)	Equity adapted to IFRS-EU only for the purposes of consolidation of GAS NATURAL.

			Net Equity
Company	Country	Activity	Consolidation method	% total Shareholding	Capital	Reserves	2006 Results	Interim dividend
Gases de Barrancabermeja, S.A.	Colombia	Gas distribution	I.G.	32.2	1.3	1.4	0.3	—
Nettis Gestioni, S.r.L.	Italy	Gas distribution	I.G.	100.0	0.1	1.9	1.0	—
Normanna Gas, S.p.A.	Italy	Gas distribution	I.G.	90.0	0.1	28.7	(0.3)	—
SCM s.r.l.	Italy	Gas distribution	I.G.	100.0	0.8	—	0.3	—
Smedigas S.p.A.	Italy	Gas distribution	I.G.	100.0	0.6	20.8	(0.6)	—
Portal Gas Natural, S.A.	Spain	E-Bussines	I.G.	100.0	8.0	0.5	0.2	—
Petroleum Oil & Gas España, S.A.	Spain	Hydrocarbon exploitation	I.G.	100.0	1.3	13.7	(1.8)	—
Gas Natural Capital Markets, S.A.	Spain	Finance	I.G.	100.0	0.1	0.9	—	—
Gas Natural Finance, B.V.	Holland	Finance	I.G.	100.0	—	2.3	0.4	—
Gas Natural International, Ltd.	Ireland	Finance	I.G.	100.0	25.4	11.9	0.7	—
Kromschroeder, S.A. (2)	Spain	Meters	P.E.	43.0	0.7	10.4	0.5	—
Torre Marenostrum, S.L.	Spain	Real estate	P.E.	45.0	5.3	15.7	—	—
Lantarón Energía, S.L.	Spain	Electricity generation	I.G.	100.0	—	—	—	—
EcoEléctrica, L.P.	Puerto Rico	Electricity generation	I.P.	47.5	63.2	(7.0)	51.4	(12.1)
Aplicaciones y Proyectos energéticos, S.A.	Spain	Wind farms	I.G.	100.0	0.1	—	—	—
Boreas Eólica 2, S.A.	Spain	Wind farms	I.G.	90.0	2.6	4.5	2.0	—
Boreas Eólica, S.A.	Spain	Wind farms	I.G.	99.5	5.2	5.1	2.0	—
Corporación Eólica de Zaragoza, S.L	Spain	Wind farms	I.G.	68.0	2.5	0.2	1.0	—
Desarrollo de Energias Renovables Castilla La Mancha, S.A.	Spain	Wind farms	I.G.	100.0	0,1	—	—	—
Desarrollo de Energías Renovables, S.A.	Spain	Wind farms	I.G.	100.0	42.2	121.3	12.8	(2.7)
Energy Way Produçao de Energía Lda	Portugal	Wind farms	I.G.	100.0	—	—	—	—
Molinos de Valdebezana, S.A.	Spain	Wind farms	I.G.	59.7	0.1	—	—	—
Montouto 2000, S.A.	Spain	Wind farms	I.P.	49.0	6.0	0.6	2.4	—
Explotaciones Eólicas Sierra de Utrera, S.L.	Spain	Wind farms	I.P.	50.0	2.7	2.8	4.0	—
Los Castrios, S.A.	Spain	Wind farms	I.P.	33.3	2.2	—	1.0	—
Desarrollo de Energías Renovables de Navarra, S.A.	Spain	Wind farms	I.P.	50.0	9.9	25.8	12.2	—
Desarrollo de Energías Renovables de la Rioja, S.A.	Spain	Wind farms	I.P.	36.3	16.5	1.2	7.2	(1.5)
Molinos del Cidacos, SA	Spain	Wind farms	I.P.	50.0	10.3	8.3	9.1	—
Molinos de la Rioja, S.A.	Spain	Wind farms	I.P.	33.3	3.0	2.7	1.5	—
Molinos de Linares, S.A	Spain	Wind farms	I.P.	25.0	0.1	—	—	—
Enervent, S.A. (3)	Spain	Wind farms	P.E.	26.0	2.4	(0.8)	1.8	—
Burgalesa de Generación Eólica, S.A. (3)	Spain	Wind farms	P.E.	24.0	1.5	0.3	0.2	—
Sistemas Energéticos La Muela, S.A. (2)	Spain	Wind farms	P.E.	20.0	3.1	1.7	2.4	—
Sistemas Energéticos Mas Garullo, S.A. (2)	Spain	Wind farms	P.E.	18.0	1,5	0,7	1,8	—
Gas Natural do Brasil, S.A.	Brazil	Generation and commercialisation of electricity	I.G.	100.0	0.6	(1.8)	0.1	—
Gas Natural Electricidad SDG, S.A.	Spain	Generation and commercialisation of electricity	I.G.	100.0	32.8	(0.6)	(6.0)	—
Iradia Climatización, AIE	Spain	Energy management	I.G.	100.0	0.3	0.1	—	—
UTE GNS-Dalkia Energia	Spain	Energy management	I.P.	50,0	—	(0.3)	—	—
Gas Natural Informática, S.A.	Spain	IT	I.G.	100.0	19.9	4.9	0.8	—
Natural Servicios, S.A.	Argentina	Gas installation	I.G.	72.0	2.1	(1.2)	0.3	—
Gas Natural Exploración, S.L.	Spain	Research and exploration of hydrocarbons	I.G.	100.0	15.4	(0.1)	(4.9)	—
El Andalus LNG SPA	Argelia	Liquefaction	I.P.	32.0	79.7	(2.1)	(0.6)	—
Gas Natural Rigassificazione Italia, S.P.A.	Italy	Gas regasification	I.G.	100.0	—	—	—	—
Natural Re, S.A.	Luxemburg	Insurance	I.G.	100.0	3.1	(0.5)	3.4	—
Adm. de Servicios de Energía México, S.A. de CV	Mexico	Services	I.G.	86.8	—	(0.3)	—	—
Compañía Auxiliar de Industrias Varias, S.A.	Spain	Services	I.G.	100.0	0.3	1.4	—	—
Energía y Confort Administración de Personal, S.A. de CV	Mexico	Services	I.G.	87.0	—	0.2	(0.4)	—
Gas Natural Servicios, S.A. de C.V.	Mexico	Services	I.G.	100.0	6.1	(3.1)	1.8	—

(2)	Results at October 2006.
(3)	Results at November 2006.
(*)	Equity adapted to IFRS-EU only for the purposes of consolidation of GAS NATURAL.

			Net Equity
Company	Country	Activity	Consolidation method	% total Shareholding	Capital	Reserves	2006 Results	Interim dividend
Gas Natural Serviços, S.A.	Brazil	Services	I.G.	100.0	1.7	0.4	0.5	—
Gas Natural Soluciones, S.L.	Spain	Services	I.G.	100.0	6.2	3.3	0.1	—
Portal del Instalador, S.A.	Spain	Services	I.G.	75.0	1.3	(0.2)	0.2	—
Serviconfort Colombia, S.A.	Colombia	Services	I.G.	100.0	0.2	0.1	0.5	—
Sistemas de Administración y Servicios, S.A. de C.V.	Mexico	Services	I.G.	87.0	—	0.2	—	—
Buenergía Gas & Power, Ltd.	Cayman I.	Holding company	I.G.	95.0	0.1	(76.8)	10.5	—
Gas Natural Corporación Eólica, S.L.	Spain	Holding company	I.G.	100.0	5.5	(2.6)	1.2	—
Gas Natural Internacional SDG, S.A.	Spain	Holding company	I.G.	100.0	349.5	4.4	15.3	—
Gas Natural Italia SpA	Italy	Holding company	I.G.	100.0	0.1	0.1	0.2	—
Gas Natural Puerto Rico, Inc	Puerto Rico	Holding company	I.G.	100.0	1.5	(0.4)	(0.3)	—
Gas Natural Argentina SDG, S.A.	Argentina	Holding company	I.G.	72.0	105.0	(23.4)	—	—
Holding Gas Natural, S.A.	Spain	Holding company	I.G.	100.0	0,3	0,2	—	—
Invergas Puerto Rico, S.A.	Spain	Holding company	I.G.	100.0	5.1	(1.6)	(0.8)	—
Invergás, S.A.	Argentina	Holding company	I.G.	72.0	48.9	60.6	—	—
La Propagadora del Gas, S.A.	Spain	Holding company	I.G.	100.0	0.2	1.2	0.1	—
Gas Natural Eólica, S.A.	Spain	Holding company	I.G.	100.0	6.0	0.2	2.3	(1.6)
EcoEléctrica Holding, Ltd	Cayman I.	Holding company	I.P.	47.5	63.2	4.0	15.8	(20.4)
EcoEléctrica Limited	Cayman I.	Holding company	I.P.	47.5	0.6	—	0.2	—
Gas Natural Distribuzione S.p.A.	Italy	Holding company and gas distribution	I.G.	100.0	4.7	119.1	(4.2)	—
Desarrollo del Cable, S.A.	Spain	Telecommunications	I.G.	100.0	21.1	20.5	8.1	—
Europe Maghreb Pipeline, LTD.	UK	Gas transport	I.G.	72.6	0.1	57.6	115.1	(50.8)
Metragaz, S.A.	Morocco	Gas transport	I.G.	72.4	3.4	0.9	0.5	—

(*)	Equity adapted to IFRS-EU only for the purposes of consolidation of GAS NATURAL.

Important Notice

All information relating to Unión Fenosa presented in this offering memorandum, including but not limited to Unión Fenosa financial non-financial and operating data has been extracted exclusively from publicly available information, including information available on Unión Fenosa’s website (www.unionfenosa.com) and information publicly filed by Unión Fenosa with the CNMV. We were not involved in the preparation of such information and cannot, therefore, confirm its accuracy, completeness or veracity. Investors are cautioned that such information may contain errors and does not purport to be complete. Complete information regarding Unión Fenosa’s businesses, financial condition, results of operations and management rests only within the knowledge of Unión Fenosa and is unknown and not available to us as of the date of this offering memorandum.

Moreover, any information regarding Unión Fenosa that has not been publicly disclosed by Unión Fenosa may have resulted in material changes to the adjustments and assumptions used in the Unaudited Consolidated Pro Forma Financial Information, included elsewhere in this offering memorandum, had we been aware of such information when we prepared the Unaudited Consolidated Pro Forma Financial Information.

Directors’ Reports of Unión Fenosa, S.A.

The scope of the work performed by the auditors of Unión Fenosa on the Consolidated Directors’ Report referred to in the accompanying auditors’ reports for each of the years ended 31 December 2008, 2007 and 2006 (the “Unión Fenosa Directors’ Reports”) is described in paragraph 4 of the auditors’ report to the audited consolidated annual accounts of Unión Fenosa for the corresponding year and has not been conducted in accordance with U.S. GAAP or auditing standards of the Public Company Accounting Oversight Board (United States).

Pursuant to Spanish regulatory requirements, the Unión Fenosa Directors’ Reports are required to accompany the consolidated annual accounts of Unión Fenosa and the related auditors’ report and are hereby incorporated by reference in this offering memorandum only in order to comply with such regulatory requirements. Investors are strongly cautioned that the Unión Fenosa Directors’ Reports contain information as of various dates and do not contain a current description of the business, affairs or results of Unión Fenosa. The information contained in the Unión Fenosa Directors’ Reports has been neither audited nor prepared for the specific purpose of this rights offering. Accordingly, the Unión Fenosa Directors’ Reports should be read together with the other portions of this offering memorandum, and in particular the sections “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Any information contained in the Unión Fenosa Directors’ Reports shall be deemed to be modified or superseded by any information elsewhere in the offering memorandum that is subsequent to or inconsistent with it. Furthermore, the Unión Fenosa Directors’ Reports include certain forward-looking statements that are subject to inherent uncertainty (see “Forward-Looking Statements”). Accordingly, investors are cautioned not to rely upon the information contained in the Unión Fenosa Directors’ Reports.

Unión Fenosa, S.A.

and Subsidiaries

Consolidated Financial Statements for 2008, together with Auditors’ Report

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 05 and 37). In the event of a discrepancy, the Spanish-language version prevails.

Plaza Pablo Ruiz Picasso, 1 Torre Picasso 28020 Madrid España Tel.: +34 915 14 50 00 Fax: +34 915 14 51 80 +34 915 56 74 30 www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 05 and 37). In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS’ REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of

Unión Fenosa, S.A.:

1.	We have audited the consolidated financial statements of Unión Fenosa, S.A. (the Parent) and Subsidiaries (the Group) comprising the consolidated balance sheet at 31 December 2008 and the related consolidated income statement, consolidated cash flow statement, consolidated statement of recognised income and expense and notes to the consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Parent’s directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards in Spain, which require examination, by means of selective tests, of the evidence supporting the consolidated financial statements and evaluation of their presentation, of the accounting policies applied and of the estimates made. Our work did not include an examination of the financial statements of certain subsidiaries of the Unión Fenosa Group, whose net assets, revenue and net profit represented 4.7%, 3.9% and 2.3%, respectively, of the related consolidated figures at 31 December 2008. The financial statements of these subsidiaries were examined by other auditors (see Appendixes I, II and III to the notes to the consolidated financial statements) and our opinion as expressed in this report on the consolidated financial statements of Unión Fenosa S.A. and Subsidiaries is based, with respect to these investees, solely on the reports of the other auditors.

2.	As required by Spanish corporate and commercial law, for comparison purposes the Parent’s directors present, in addition to the figures for 2008 for each item in the consolidated balance sheet, consolidated income statement, consolidated cash flow statement and consolidated statement of recognised income and expense, the figures for 2007. Our opinion refers only to the consolidated financial statements for 2008. On 28 February 2008, we issued our auditors’ report on the 2007 consolidated financial statements, in which we expressed an unqualified opinion.

3.	In our opinion, based on our audit and on the reports of the other auditors indicated in paragraph 1 above (see Appendixes I, II and III to the notes to the consolidated financial statements), the accompanying consolidated financial statements for 2008 present fairly, in all material respects, the consolidated equity and consolidated financial position of Unión Fenosa, S.A. and Subsidiaries at 31 December 2008 and the consolidated results of their operations, the changes in the consolidated statement of recognised income and expense and their consolidated cash flows for the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with International Financial Reporting Standards as adopted by the European Union applied on a basis consistent with that of the preceding year.

4.	The accompanying consolidated directors’ report for 2008 contains the explanations which the Parent’s directors consider appropriate about the Group’s situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated directors’ report is consistent with that contained in the consolidated financial statements for 2008. Our work as auditors was confined to checking the consolidated directors’ report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of Unión Fenosa, S.A. and Subsidiaries.

DELOITTE, S.L.

Registered in ROAC under no. S0692

Javier Acevedo Jiménez de Castro

28 January 2009

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 5 and 37). In the event of a discrepancy, the Spanish-language version prevails.

UNION FENOSA, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT 31 DECEMBER (Thousands of euros)

	2008	2007
ASSETS	19,348,953	17,877,168

NON-CURRENT ASSETS	16,226,724	15,230,802

Property, plant and equipment (note 7)	12,161,953	11,500,256
Intangible assets (note 8)	628,091	578,061
Goodwill on consolidation (note 9)	211,325	189,708
Non-current financial assets (note 10)	1,825,782	1,601,106
Investments accounted for using the equity method (note 11)	579,467	482,421
Deferred tax assets (note 29)	720,926	793,484
Other non-current assets	99,180	85,766
CURRENT ASSETS	3,122,229	2,277,485

Inventories (note 12)	236,905	167,615
Trade and other receivables (note 13)	2,182,022	1,593,684
Current financial assets	216,382	47,182
Other current assets (note 13)	345,287	354,206
Cash and cash equivalents (note 13)	141,633	114,798
ASSETS CLASSIFIED AS HELD FOR SALE (note 14)		368,881

EQUITY AND LIABILITIES	19,348,953	17,877,168

EQUITY (note 15)	6,512,665	6,272,474

Equity attributable to shareholders of the Parent	5,270,870	5,103,835
Minority interests	1,241,795	1,168,639
NON-CURRENT LIABILITIES	8,465,668	7,389,855

Deferred income (note 16)	853,901	748,887
Provisions (notes 17 and 18)	1,086,805	1,168,892
Bank borrowings (note 19)	5,517,442	4,451,124
Other financial liabilities	142	332
Deferred tax liabilities (note 29)	622,781	659,302
Other non-current liabilities (note 21)	384,597	361,318
CURRENT LIABILITIES	4,370,620	4,214,839

Provisions (note 18)	122,339	12,188
Bank borrowings (note 19)	1,367,631	1,343,911
Other financial liabilities	261,709	193,940
Trade and other payables	1,933,948	1,770,371
Other current liabilities (note 21)	684,993	894,429
LIABILITIES ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE (note 14)

The accompanying Notes 1 to 37 and Appendixes I to IV are an integral part of consolidated balance sheet for 2008.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 5 and 37). In the event of a discrepancy, the Spanish-language version prevails.

UNIÓN FENOSA, S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER

(Thousands of euros)

	2008	2007
Revenue (note 22)	7,188,981	5,994,690
Procurements (note 23)	(3,819,719)	(2,890,303)
Staff costs (note 24)	(555,233)	(487,822)
Other expenses (note 25)	(608,073)	(628,969)
Capitalised operating expenses (note 7)	74,177	74,550
Depreciation and amortisation charge (notes 7 and 8)	(605,621)	(596,190)
PROFIT FROM OPERATIONS	1,674,512	1,465,956

Net finance costs (note 26)	(417,498)	(377,788)
Income from financial assets (note 27)	354,938	140,282
Result of companies accounted for using the equity method (note 11)	51,658	22,185
Gains or losses on non-financial assets (note 28)	(5,109)	213,162
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	1,658,501	1,463,797

Income tax (note 29)	(441,461)	(435,401)
PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS	1,217,040	1,028,396

PROFIT FOR THE YEAR FROM DISCONTINUED OPERATIONS (note 14)	52,597

PROFIT FOR THE YEAR	1,269,637	1,028,396

Attributable to shareholders of the Parent (note 15)	1,194,025	986,356
Attributable to minority interests (note 15.6)	75,612	42,040
Earnings per share (note 30)
Basic earnings per share	1.31	1.08
Diluted earnings per share	1.31	1.08

The accompanying Notes 1 to 37 and Appendixes I to IV are an integral part of the consolidated income statement for 2008.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 05 and 37). In the event of a discrepancy, the Spanish-language version prevails.

UNIÓN FENOSA, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE AT 31 DECEMBER

(Thousands of euros)

		2008			2007
Description		Of the Parent	Of minority interests	Total	Of the Parent	Of minority interests	Total
A)	Profit per consolidated income statement	1,194,025	75,612	1,269,637	986,356	42,040	1,028,396

B)	Total income and expenses recognised directly in equity	(121,611)	(831)	(122,442)	167,934	9,914	177,848

	Arising from revaluation of property, plant and equipment and intangible assets	(254)		(254)	253		253
	Arising from revaluation of financial instruments	(64,245)	(5,058)	(69,303)	337,771	24,699	362,470
	Available-for-sale financial assets	(64,245)	(5,058)	(69,303)	337,771	24,699	362,470
	Arising from cash flow hedges	28,490	(5,860)	22,630	(4,000)		(4,000)
	Translation differences	(28,426)	(5,115)	(33,541)	(21,853)	(15,403)	(37,256)
	Arising from actuarial gains and losses and other adjustments	(39,262)	(2,604)	(41,866)	(46,926)	2,218	(44,708)
	Companies accounted for using the equity method	(4,873)		(4,873)
	Other income and expenses recognised directly in equity	(340)	272	(68)	(8,865)	(1,052)	(9,917)
	Tax effect	(12,701)	17,534	4,833	(88,446)	(548)	(88,994)

C)	Total transfers to profit or loss	(274,150)	(1,534)	(275,684)	(87,645)		(87,645)

	Arising from revaluation of financial instruments	(298,157)	(1,344)	(299,501)	(87,645)		(87,645)
	Available-for-sale financial assets	(298,157)	(1,344)	(299,501)	(87,645)		(87,645)
	Arising from cash flow hedges	(65,233)	(190)	(65,423)
	Translation differences	2,386		2,386
	Tax effect	86,854		86,854

TOTAL RECOGNISED INCOME AND EXPENSES (A+B+C)		798,264	73,247	871,511	1,066,645	51,954	1,118,599

The accompanying Notes 01 to 37 and Appendixes I to V are an integral part of the consolidated statement of recognised income and expense for 2008.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 5 and 37). In the event of a discrepancy, the Spanish-language version prevails.

UNIÓN FENOSA, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AT 31 DECEMBER 2007 AND 2008

(Thousands of euros)

	Share capital	Share premium	Treasury shares	Reserves of the Parent and of consolidated companies	Reserves for translation differences	Revaluation reserves	Profit attributable to the Parent	Interim dividend paid during the year	Minority interests	Consolidated equity
Ending balance at 31/12/06	914,038	99,156	(32,435)	2,021,089	93,923	835,104	635,359	(121,475)	1,092,828	5,537,587

Adjustments due to changes in accounting policies
Adjustments due to errors
Adjusted beginning balance at 01/01/07	914,038	99,156	(32,435)	2,021,089	93,923	835,104	635,359	(121,475)	1,092,828	5,537,587

I. Total recognised income/(expenses)				(9,163)	(75,297)	164,749	986,356		51,954	1,118,599

II. Transactions with shareholders or owners			32,435	(258,704)				(188,901)	23,108	(392,062)

Conversion of financial liabilities into equity									770	770
Dividends paid				(258,704)				(188,901)	(1,835)	(449,440)
Treasury share transactions (net)			32,435							32,435
Increases/(Decreases) due to business combinations									23,180	23,180
Other transactions with shareholders or owners									993	993
III. Other changes in equity				521,485			(635,359)	121,475	749	8,350

Transfers between equity items				513,884			(635,359)	121,475
Other changes				7,601					749	8,350
Ending balance at 31/12/07	914,038	99,156		2,274,707	18,626	999,853	986,356	(188,901)	1,168,639	6,272,474

Adjustments due to changes in accounting policies
Adjustments due to errors
Adjusted beginning balance at 01/01/08	914,038	99,156		2,274,707	18,626	999,853	986,356	(188,901)	1,168,639	6,272,474

I. Total recognised income/(expenses)				(80,030)	(27,160)	(288,571)	1,194,025		73,247	871,511

II. Transactions with shareholders or owners				(332,205)				(255,931)	(38,273)	(626,409)

Dividends paid				(333,744)				(255,931)	(36,477)	(626,152)
Treasury share transactions (net)				1,539					(1,796)	(257)
III. Other changes in equity				754,362			(986,356)	188,901	38,182	(4,911)

Transfers between equity items				760,881			(986,356)	188,901	36,574
Other changes				(6,519)					1,608	(4,911)
Ending balance at 31/12/08	914,038	99,156		2,616,834	(8,534)	711,282	1,194,025	(255,931)	1,241,795	6,512,665

The accompanying Notes 1 to 37 and Appendixes I to IV are an integral part of the consolidated statement of changes in equity for 2008.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs, as adopted by the European Union (see Notes 5 and 37). In the event of a discrepancy, the Spanish-language version prevails.

UNION FENOSA, S.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED 31 DECEMBER

(Thousands of euros)

	2008	2007
PROFIT FROM OPERATIONS	1,674,512	1,465,956

Depreciation and amortisation charge	605,621	596,190
Period provisions	100,727	32,171
Capitalised operating expenses	(74,177)	(74,550)
Payment of provisioned liabilities	(160,606)	(124,726)
Other adjustments	(6,984)	(2,453)
Changes in working capital	(338,104)	(218,565)
CASH FLOWS FROM OPERATING ACTIVITIES	1,800,989	1,674,023

Income taxes paid	(278,685)	(219,129)
NET CASH FLOWS FROM OPERATING ACTIVITIES	1,522,304	1,454,894

Investments in non-current assets	(1,223,066)	(1,695,028)
Property, plant and equipment	(986,125)	(1,306,461)
Intangible assets	(128,900)	(57,704)
Non-current financial assets	(108,041)	(330,863)
Disposals of non-current assets	379,562	345,204
Contribution to tariff shortfall	(648,862)	(120,519)
Grants received	116,441	113,988
Effect of changes in scope and method of consolidation	48,299	48,365
Other changes arising from investing activities	27,683	27,985
NET CASH FLOWS FROM INVESTING ACTIVITIES	(1,299,943)	(1,280,005)

Cash flows from financing activities	(967,862)	(596,407)
Dividends paid to shareholders of Unión Fenosa	(493,029)	(315,985)
Interest paid	(362,846)	(369,329)
Dividends paid to minority interests	(77,864)	(66,164)
Increase/Decrease in value of associates	3,385	(3,968)
Interest received	22,063	34,285
Effect of revaluation on debt	9,147	6,752
Dividends received from associates	50,601	41,636
Other changes due to financing activities	(119,319)	76,366
Advances received	(317,702)	317,702
Changes in borrowings	1,090,038	121,295
Changes in borrowings with respect to original scope of consolidation	1,136,583	129,914
Changes in initial borrowings due to year-end exchange rate	8,592	(87,364)
Changes in borrowings due to change in the scope and/or method of consolidation	(55,137)	78,745
NET CASH FLOWS FROM FINANCING ACTIVITIES	(195,526)	(157,410)

NET CASH FLOWS GENERATED IN THE SCOPE OF CONSOLIDATION	26,835	17,479

NET INCREASE IN CASH	26,835	17,479

Changes in cash with respect to the initial scope of consolidation	25,082	15,096
Changes in cash due to year-end exchange rate	(811)	(3,467)
Changes in cash due to change in the scope and/or method of consolidation	2,564	5,850
The accompanying Notes 01 to 37 and Appendixes I to IV are an integral part of the consolidated cash flow statement for 2008.

NOTES TO THE FINANCIAL STATEMENTS

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 05 and 37). In the event of a discrepancy, the Spanish-language version prevails.

01. General description of the Group

Unión Fenosa, S.A. was incorporated for an indefinite period of time in Spain through a public deed on 10 February 1912. Its registered office is at Avenida de San Luis, no. 77, Madrid.

The Unión Fenosa Group, formed by Unión Fenosa, S.A., as the Parent, and its subsidiaries (“the Group”), engages mainly in the following business activities:

a)	The production, sale and use of electric power and of other energy sources, the performance of studies relating thereto and the production, exploration, sale and use of all manner of solid, liquid or gaseous primary energy resources, including specifically all forms and kinds of oil and natural, liquefied or any other type of gas.

b)	Energy planning and rationalisation of the use of energy and combined heat and power generation.

c)	The research, development and exploitation of communications and information technologies in all their facets.

d)	The provision of industrial services, in particular relating to electricity, telecommunications, water, gas and oil.

e)	Management of the corporate Group made up of equity investments in other companies.

As established in the bylaws, these activities which make up its company objects may be carried on by the Group in Spain or abroad directly or indirectly through the ownership of investments in companies with identical or similar company objects.

Due to the size of the Unión Fenosa Group, and in order to facilitate the management of its business activities, the Group has been structured into business segments which group together the various businesses by type. All of the segments share common management, Unión Fenosa, S.A., is responsible for establishing the strategies and policies of the Group and for controlling all the Group’s activities. The business segments are as follows: the energy business in Spain, which includes the gas and generation and distribution segments; the international electricity business in the various geographical areas (Mexico, Colombia, Central America and other countries); and corporate structure and other businesses not included in the aforementioned segments (see Note 36).

02. Industry regulation

02.01. Industry regulation in Spain

The Unión Fenosa Group, as an integral part of the electricity industry, has been participating, basically at the request of the Spanish Ministry of Industry, Tourism and Trade, in various meetings focused on establishing a framework for action and cooperation aimed at, inter alia, the reduction in the tariff shortfall.

The consolidated financial statements for 2008 were prepared on the basis of the regulations and legislation currently in force and the Parent’s directors consider that none of the representations of the Ministry, made during the meetings held, have led them to believe that any legislative change would have a significant impact on the consolidated financial statements for 2008.

02.01.01. The electricity industry

The general framework for the electricity industry in Spain is included in Law 54/1997, of 27 November 1997, which regulates the activities involved in the supply of electricity, i.e. generation, transmission, distribution, retailing and intra-Community and international exchanges, and establishes as a basic principle that all consumers are entitled to receive a quality supply of electricity in Spain at the lowest possible cost without overlooking environmental protection. It also regulates the technical and economic management of the electricity system through the System Operator and Market Operator, respectively.

This Law was amended by Law 17/2007, of 4 July, transposing Directive 2003/54/EC of the European Parliament and of the Council concerning common rules for the internal market in electricity into Spanish law. Most of the provisions of this Directive were already included in the aforementioned Law 54/1997 and, therefore, the amendments made by Law 17/2007 relate particularly to the following matters:

•	Elimination of the current tariff system from 1 January 2009 and introduction of a last resort tariff system for certain consumers defined in the Law.

•

Unbundling of supplies under the tariff system, which ceases to be an activity of distributors from 1 January 2009. From that date onwards, supplies of last resort will be made by resellers designated by the government.

The practical introduction of both measures is envisaged for 1 July 2009, once the necessary regulations have been implemented.

•	Introduction of the obligation to ensure the functional separation of the management of regulated and non-regulated activities.

•	Creation of the combined Supplier Switching Office for gas and electricity, responsible for supervising changes of supplier.

•	Introduction of new functions for regulators.

a) Current economic model of the electricity industry in Spain

Generation

The right of free installation is recognised and its functioning is organised in accordance with the free market principle. The producers’ revenue derives mainly from the sale of the power produced, which takes place:

i)	In an organised daily market where the price of electricity sold is set at the marginal price of the last bid required to satisfy demand.

ii)	Through forward sales on organised markets such as:

•	Through OMIP (Iberian Energy Market Operator), in which the Spanish and Portuguese distributors must make at least a given percentage of their purchases;

•

CESUR auctions: auctions for bilateral contracts for the procurement of electricity by distributors (and, in the future, the last resort resellers) for supplies under regulated tariffs in Spain and Portugal.

iii)	Through bilateral agreements, which include the terms and conditions freely agreed upon by the parties involved, observing the rules concerning structures and minimum content provided for in the applicable legislation.

In addition, this legislation envisages the obligation of certain agents, Endesa and Iberdrola, as dominant operators, to organise primary power (VPP) auctions in order to increase liquidity in the forward market and reduce their market power.

Other items remunerated in the generation activity are the provision of certain supplementary services and payment for capacity which, pursuant to the new legislation introduced from 2007 onwards, replace the supply guarantee payments in place until then. This capacity payment remunerates two kinds of services: a) investment incentives, ten-year incentives for ordinary regime facilities with a capacity of over 50 MW and dating from after 1998, and for older facilities that have made significant environmental investments, such as desulphurisation; b) payment for availability, structured through bilateral contracts with the System Operator.

This general framework includes an incentive for the consumption of local coal and a special remuneration regime for facilities using renewable energy sources or resources, waste and combined heat and power.

Distribution

Both the distribution and transmission activities have been liberalised, thereby permitting third-party access to the networks, although the economic remuneration thereof is regulated and the government sets the applicable access tariffs for the use of the transmission and distribution systems.

Royal Decree 222/2008, of 15 February 2008, regulating the electricity distribution business was published in the Official State Gazette in March. This Royal Decree regulates, inter alia, the remuneration of the business which is determined for four-year regulatory periods on a case-by-case basis for each distributor. For this purpose a reference remuneration is taken into consideration, which is set to ensure that the companies receive adequate remuneration for the efficiency investments required, including investment, O&M and other costs such as commercial management costs based on the audited costs contained in the regulatory cost reporting information and using a reference network model as a benchmarking tool. In addition, there are incentives to enhance electricity supply service quality and reduce losses.

Consequently, the distributors’ revenue does not relate to the collections made from their customers but rather to the remuneration that is annually recognised for them under the related regulations. The collection of this remuneration is guaranteed through the system of settlements managed by the Spanish National Energy Commission (CNE).

Also, as indicated above, when the last resort mechanism comes into force, supplies under regulated tariffs will cease to be an activity of the distributors. Until that date an amount equal to that for 2007 has been assigned for the commercial management costs for the supplies under regulated tariffs; and from then onwards, the Ministry will determine the remuneration that corresponds to them for managing access agreements.

Transmission

The remuneration of the transmission activity is regulated by establishing an amount for each player which takes into account each company’s accredited facility investment, operating and maintenance costs, plus an incentive for availability.

Specifically, in March 2008 Royal Decree 325/2008, of 29 February, was published, establishing the remuneration of the electricity transmission business for facilities brought into service from 1 January 2008 onwards.

This Royal Decree revises the remuneration regime of the transmission business, as a result of the amendments to Electricity Industry Law 54/1997, introduced by Law 17/2007, and of the need to make major investments in the coming ten years. Additionally, the Royal Decree strengthens the convergence with the natural gas transmission remuneration system and with the remuneration mechanisms for regulated activities currently in place in comparable European countries.

In order to guarantee the independence and transparency of the regulated activities (distribution and transmission and the economic and technical management of the system) regulated and non-regulated activities must be legally unbundled. The company object of companies which carry on any of the regulated activities must be confined exclusively to said activities. However, all the aforementioned activities may be carried on by the same group of companies, provided that they are performed by different companies.

Pursuant to Law 17/2007, since 1 January 2008 onwards companies have also had to comply with the obligations set forth therein with respect to the functional unbundling and independent management of regulated activities.

Law 17/2007 also provides for a single transmission utility operated by the Transmission Network Manager and System Operator (Red Eléctrica Corporación, S.A.), which will be exclusively responsible for transmission. However, the Law also provides for the possibility of allowing certain 220 kV facilities (the voltage from which they may be considered transmission facilities) to be owned by distributors, depending on their characteristics and functions. All the facilities with a voltage equal to or over 220 kV that do not obtain the aforementioned authorisation must be sold to Red Eléctrica Corporación, S.A. within a maximum of three years.

Retailing

This activity is based on the principles of freedom of contract and supplier choice and all consumers have been eligible consumers since 1 January 2003.

The electricity retailing activity obtains a margin for the difference between the revenue from the sale of electricity, at a price agreed on with its customers, less the related energy acquisition cost and the related fees.

Law 17/2007 established the following schedule for the elimination of the current tariff system:

•	Elimination of the integral tariff: 1 January 2009 (1 July 2008 for general high-voltage tariffs, in accordance with Royal Decree 871/2007).

•	Establishment of the last resort tariff system: from 1 January 2009.

•	From 1 January 2010: the last resort tariff will only be applicable to low-voltage consumers.

•	From 1 January 2011: the last resort tariff will only be applicable to consumers with a level of consumption of below 50 kW.

However, the government was empowered to bring forward the schedule for application of the last resort tariff and to modify the consumption thresholds.

Until the elimination of the tariff system and the entry into force of the last resort mechanism, supplies under the tariff system will be made as at present by the distributors. Once the last resort tariff system has been implemented, the government will designate resellers to take responsibility for supplies of last resort and the conditions under which such supplies will be made.

b) Electricity industry legislation that came into force in 2008

•	The aforementioned Royal Decree 222/2008, of 15 February, establishing the remuneration regime of the electricity distribution business.

•	The aforementioned Royal Decree 325/2008, of 29 February, establishing the remuneration of the electricity transmission business for facilities brought into service from 1 January 2008 onwards.

•

Royal Decree 324/2008, of 29 February, establishing the conditions and procedures for the operation of and participation in the VPP auctions. This Royal Decree regulates the new conditions and the related procedure for the auctions held from the 6th auction onwards, the delivery period for which commences on 1 October 2008.

•

Ministry of Industry, Tourism and Trade Order ITC/694/2008, of 7 March, regulating the collection right arising from the financing of the ex ante shortfall in revenue from regulated activities and the auction procedure. This Order specifies the content and characteristics of the collection right corresponding to the financing of the ex ante shortfall in revenue from regulated activities and establishes the rules that govern both the rights auction procedures and the related collections and payments. The Order repeals Ministry of the Presidency Order PRE 2017/2007, of 6 July.

•

Royal Decree 1578/2008, of 26 September, on remuneration of electricity production using solar photovoltaic technology for facilities registered after the deadline for the maintenance of the remuneration under Royal Decree 661/2007, of 25 May, for this technology. This deadline was set as a result of the Resolution of the Secretariat-General of Energy on 29 September 2008. This Royal Decree sets the new regulated tariffs applicable to these facilities depending on their type; a remuneration allocation mechanism is established through quarterly registration on a pre-allocation register; and includes a tariff review based on the quantity of power registered on the aforementioned register.

Tariff-related provisions

•	Ministry of Industry, Tourism and Trade Order ITC/3860/2007, of 28 December, revising the electricity tariffs for 1 January 2008 onwards which, inter alia:

i)	Provides for an average increase in the integral tariffs of 3.3%. In addition, access tariffs decreased on average by 2.85%, although in certain cases this decrease was as much as 25% in order to encourage competitiveness.

ii)	Acknowledges ex-ante the existence of a shortfall in revenue from regulated activities in the first quarter of 2008 for a maximum of EUR 1,200 million, which will be securitisable on the financial markets.

iii)	Modifies the formula for revising the remuneration of distribution, by establishing certain individual parameters for companies.

iv)	Envisages the following in relation to the payments for capacity regulated by Ministry of Industry, Tourism and Trade Order ITC/2794/2007, of 27 September:

•

It recognises an environmental investment incentive of EUR 8,750/MW per year for ten years for desulphurisation plants, provided for in the Spanish National Emission Reduction Plan (PNRE) and with authorisation for the execution of the plan prior to 1 October 2007 or the request for the approval of the project filed three months prior to that date.

•	It establishes a new condition for the collection of the investment incentive by facilities, namely the obligation to have a six-monthly availability equal to 75% of their net capacity.

•	It authorises the System Operator to provide a transitional availability service for the first half of 2008 through bilateral contracts for a maximum of EUR 80 million in that period.

•	It reduces the payments to be made by low-voltage access tariff consumers to facilitate their access to the market.

v)	It envisages unrestricted access to the database of distributors’ points of supply by the Supplier Switching Office and resellers, the latter being responsible for guaranteeing the confidentiality of the information contained therein when making use of it.

vi)	It includes a plan for the replacement of electricity meters for levels of consumption of up to 15 kW within a period of eleven years ending 31 December 2018 with the objective of fostering the implementation of remote management systems.

•	Ministry of Industry, Tourism and Trade Order ITC/1857/2008, of 26 June, revising the electricity tariffs for 1 July 2008 onwards which, inter alia:

(i)	Provides for an average increase in integral tariffs of 5.6%.

(ii)	Establishes an unbilled minimum consumption of 12.5 kWh per month for low voltage supplies that are not based on time-of-use (ToU) for levels of consumption of up to 15 kW.

(iii)	Creates the social tariff applicable to habitual dwellings with a minimum consumption of below 3 kW and a Power Control Switch (PCS) installed. The capacity charge is free.

(iv)	Acknowledges an ex ante shortfall of EUR 2,700 million for the 2nd and 3rd quarters of 2008, which, together with the shortfall recognised in the 1st quarter, amounts to EUR 3,900 million.

(v)	Envisages a transitional period for those consumers whose tariffs disappear on 1 July 2008 to encourage their shift to the market.

(vi)	Recommends that distributors bill on a monthly basis, although such recommendation became an obligation from 1 November 2008 onwards, pursuant Additional Provision Seven of Royal Decree 1578/2008 on the remuneration of solar photovoltaic technology.

Other provisions

•

Royal Decree 1767/2007, of 28 December, establishing the values to be applied in 2008 for financing the costs relating to the management of radioactive waste and spent fuel and to the decommissioning and shut-down of facilities.

•

Ministry of the Presidency Order PRE/77/2008, of 17 January, publishing the Council of Ministers Resolution approving the National Plan for the Reduction of Emissions of Existing Large Combustion Facilities.

•	Ministry of Industry, Tourism and Trade Order ITC/1934/2008, of 3 July, regulating forward electricity trading by distributors in the second half of 2008.

•	Resolution of the Secretariat-General of Energy of 1 August 2008, authorising the Supplier Switching Office.

c) Electricity industry legislation coming into force on or after 1 January 2009

•

Ministry of Industry, Tourism and Trade Order ITC/3801/2008, of 26 December, revising the electricity tariffs for 1 January 2009 onwards, published in the Official State Gazette of 31 December 2008, which envisages, inter alia, the following:

(i)	An average increase in low-voltage integral tariffs of 3.4%, differentiating between an increase of 3.5% for residential consumers and of 2.8% for SMEs.

(ii)	As regards high voltage, the G4 tariff is transitionally maintained until the last resort supply mechanism comes into effect, as well as the integral tariffs for distributors under Transitional Provision Eleven, with an average overall increase of 3.8% with respect to 2008 tariffs, and with monthly increases of 5% for the G4 tariff from February onwards and 3% for the tariffs under Transitional Provision Eleven from 1 April onwards.

(iii)	A revision of the access tariffs for the consumers that contract their supply on the liberalised market, with certain increases estimated to stand at around 23% for high-voltage access tariffs and 52% for low-voltage access tariffs.

(iv)	The commencement of the application of the incentive to enhance quality provided for by Royal Decree 222/2208, regulating the distribution business is established, and a new calculation methodology was introduced using individual target values for each distributor based on recent years’ actual values.

(v)	Among other things, the availability conditions of generating facilities are modified in relation to the right to collect the investment incentive, increasing from 75% of net capacity on a half-yearly basis to 90% annually and discounting the scheduled periods of unavailability agreed upon with the System Operator.

(vi)	The conditions for the application of the interruptibility system to high-voltage consumers are also modified.

•	Ministry of Industry, Tourism and Trade Order ITC/3789/2008, of 26 December, regulating forward electricity trading by distributors in the first half of 2009.

d) Legislation currently in force in the electricity industry from previous years

For consultation purposes, the following relevant legal provisions should be mentioned due to their interest for the industry:

•	Royal Decree 2017/1997, of 26 December, which established the settlement procedure for payment obligations and collection rights required to remunerate the regulated activities and costs.

•	Royal Decree 2019/1997, of 26 December, which defined and regulated the operation of the wholesale market.

•	Royal Decree 2819/1998, of 23 December, which established the general framework for the remuneration of the transmission and distribution activities.

•	Royal Decree 1432/2002, of 27 December, which established the methodology for calculating the average or reference electricity tariff.

•

Royal Decree-Law 5/2005, of 11 March, which established, inter alia, new percentages for financing the shortfall in revenue from regulated activities by certain companies, and the internalisation by the owners of nuclear power plants of the costs relating to the decommissioning of their facilities and, the management of spent fuel and of radioactive waste from 31 March 2005 onwards.

•

Law 17/2007, of 4 July, amending Law 54/1997, of 27 November, to adapt it to Directive 2003/54/EC of the European Parliament and of the Council concerning common rules for the internal market in electricity.

•

Royal Decree-Law 11/2007, of 7 December, reducing the remuneration of generation activities as a result of the increase in income due to the inclusion at the price established in the market of the value of the emission rights granted at zero cost under the National Allocation Plan for greenhouse gas emission rights for 2008-2012. This Royal Decree-Law is the continuation of Article 2 of Royal Decree-Law 3/2006 approved in 2006 for the National Allocation Plan for 2005-2007.

•

Ministry of Industry, Tourism and Trade Order ITC/2794/2007, of 27 September, revising the electricity tariffs from 1 October 2007 onwards. Schedule I of this Order governs the new system of payments for capacity (investment incentive and availability payments), which replaces the supply guarantee.

•	Royal Decree 661/2007, of 25 May, regulating the special regime, which amends the legal and economic system provided for in Royal Decree 436/2004, of 12 March.

•	Ministry of Industry, Tourism and Trade Order ITC/400/2007, of 26 February, regulating bilateral contracts entered into by distributors for supplies under the regulated tariffs in Spain and Portugal.

•	Ministry of Industry, Tourism and Trade Order ITC/2370/2007, of 26 July, regulating the interruptibility demand management service for consumers purchasing their power on the market.

•

Ministry of the Presidency Order PRE/3420/2007, of 14 November, publishing the Council of Ministers Resolution dated 2 November 2007 approving the individual allocation of rights to facilities in accordance with Royal Decree 1370/2006, of 24 November 2006, approving the National Emission Rights Allocation Plan for 2008-2012, amended by Royal Decree 1030/2007, of 20 July, and by Royal Decree 1402/2007, of 29 October.

02.01.02. The gas industry

The deregulation of the gas industry in Spain began with the publication in 1998 of Oil and Gas Industry Law 34/1998, of 7 October. The regulatory framework for the gas industry was subsequently extended through Royal Decree-Law 6/2000, of 23 June, on urgent measures to intensify competition in the goods and services markets and Royal Decree 949/2001, of 3 August, regulating third-party access to gas facilities and establishing an integrated economic system for the natural gas industry.

Ministry of Economy Order ECO/2692/2002, of 28 October, which was published in 2002, regulated the procedures for the settlement of the remuneration of regulated activities in the natural gas industry and of the specific quotas and established the reporting system for the utilities. Towards the end of 2002 Royal Decree 1434/2002, of 27 December, was published. This Royal Decree regulates natural gas transmission, distribution, and supply activities and the authorisation procedures for natural gas facilities.

In 2004 Royal Decree 1716/2004, of 23 July, regulated the obligation to maintain minimum natural gas safety stocks and to diversify natural gas supply sources and the Spanish Corporation of Strategic Reserves of Petroleum Products (CORES).

In 2005, as part of the plan to stimulate the economy and boost productivity, Royal Decree-Law 5/2005, of 11 March, on urgent reforms to foster productivity and to improve public procurement, Royal Decree 942/2005, of 29 July, amending certain provisions relating to oil and gas and Law 24/2005, of 18 November, on reforms to increase productivity, were published.

On 11 October 2005, Ministry of Industry, Tourism and Trade Order ITC/3126/2005, approving the Technical Management Rules for the Gas System (“NGTS”), was published with the objective of establishing the procedures and mechanisms for the technical management of the system.

As regards the regulation of the gas industry at EU level, Regulation (EC) No 1775/2005 of the European Parliament and of the Council of 28 September 2005 on conditions for access to the natural gas transmission networks came into force on 1 July 2006. This Regulation establishes rules regarding third party access services, principles of capacity allocation mechanisms, congestion management procedures and transparency requirements in order to promote the completion of the internal market in energy within the EU.

In July 2007 Law 12/2007 was published. This Law amended Oil and Gas Industry Law 34/2003, of 7 October, in order to bring it into line with the provisions of Directive 2003/55/EC of the European Parliament and of the Council of 26 June 2003 concerning common rules for the internal market in natural gas. The new Law transposes the aspects of Directive 2003/55/EC that had not yet been incorporated into Spanish Legislation and enables other changes to be made to the basic regulation of the system. Of particular note in this connection are the disappearance of the tariff system and the creation of a last resort tariff, available to consumers supplied at pressures equal to 4 bar or less based on a progressive schedule ending on 1 July 2010, when only customers consuming less than 1 GWh/year may have access to supplies of this nature. Also of note is the creation of the Supplier Switching Office, which guarantees that consumers are entitled to change supplier in transparent, objective and independent conditions. Furthermore, Law 12/2007 also reinforces the independence of the System Technical Manager and adapts the industry’s economic regime to the new situation in which resellers are the only players that supply gas under free market conditions with the exceptions required for supplies of last resort.

On 29 December 2007, the new Ministerial Orders establishing the economic regime for the natural gas industry for 2008 were published (Ministry of Industry, Tourism and Trade Orders ITC/3863/2007, establishing the fees and charges associated with third-party access to gas facilities for 2008 and updating certain aspects relating to the remuneration of regulated activities in the gas industry, and ITC/3861/2007, establishing the last resort tariff for 2008). In general, the most noteworthy aspects of the new Ministerial Orders are increases of approximately 6% in the fees associated with supply (particularly in regasification, underground storage, transmission and distribution) and the lack of substantial change to the Ministerial Orders in force in relation to remuneration of regulated activities (transmission and distribution, regasification and underground storage).

Consequently, no new Orders were published and substantially all the changes contained therein are limited to updating the values to determine the different types of remuneration. Also, the transitional regulated tariff was established, which will be in force until 1 July 2008, after which the last resort tariff will apply.

On 30 May 2008, the Spanish Cabinet approved the plan for the electricity and gas industries for 2008-2016. The gas plan, as contained in Law 34/1998, of 7 October, is orientative except where it refers to facilities integrated in the basic natural gas network, to the secondary transmission network, to the determination of the total liquefied natural gas regasification capacity required to supply the gas system and to the basic natural gas storage facilities. In these cases the plan is mandatory.

Other significant regulatory changes published in 2008 were as follows:

•	Royal Decree 326/2008, of 29 February, establishing the remuneration of the electricity transmission business for facilities brought into service from 1 January 2008 onwards.

•

Resolution of the Secretariat-General of Energy of 14 March 2008 specifying certain aspects relating to the management of underground storage facilities in the basic network and establishing the rules for the auctioning of the capacity thereof.

•

Directorate-General of Energy Policy and Mines Resolution of 27 March 2008 establishing certain aspects relating to the allocation of the capacity of the underground storage facilities for the period from 1 April 2008 to 31 March 2009.

•	Resolution of 3 July 2008 of the Directorate-General of Energy Policy and Mines publishing the maximum prices of the natural gas last resort tariff.

•

Ministry of Industry, Tourism and Trade Order ITC/2607/2008, of 11 September, establishing the rules to be applied to the allocation of transmission capacity in the cross-border interconnections with France.

•	Ministry of Industry, Tourism and Trade Order ITC/2857/2008, of 10 December, establishing the natural gas last resort supply tariff.

On 31 December 2008, Ministry of Industry, Tourism and Trade Order ITC/3802/2008, of 26 December, was published. This Order established the new fees and charges for third-party access to gas facilities, the last resort tariff and certain aspects relating to the regulated activities of the gas industry. This new Ministerial Order provides for significant increases in the charges for underground and LNG storage and increases in Group 1 and 2 transmission and distribution fees, and also establishes that from March 2009 onwards, the charge for LNG storage will be billed for the entire volume effectively stored (thereby eliminating the cost-free period covering the first five days). Also, the Order envisages the possibility of the fees and charges established therein being revised on 1 July 2009 should significant variances in the balance between the costs and revenue of the gas system arise. As regards the remuneration of the regulated activities, the Order delegates the power to establish fixed remuneration and the specific parameters to determine the variable remuneration of the regulated activities of regasification, storage, transmission and distribution to the Director-General of Energy Policy and Mines. Lastly, the Order establishes the last resort tariff applicable from 1 January 2009.

02.02. International industry regulation

The Unión Fenosa Group has a presence as an investor in: the electricity generation and distribution industry in Colombia and Panama; the electricity distribution industry in Guatemala, Moldova and Nicaragua; and the electricity generation industry in Mexico, Kenya, the Dominican Republic and Costa Rica.

a) International generation

Generation in the countries in which the Unión Fenosa Group has investments is focused on the operation of facilities through long-term power purchase and sale agreements (see Note 06.16). The related agreements are entered into with the public agencies of the countries earmarked for investment or with distributors owned by third parties, which provide for the passing on to the customer of possible changes in production costs. Certain characteristics of the principal countries in which the Unión Fenosa Group operates as a producer are as follows:

•

Mexico and Kenya: the Group operates as an independent producer in these countries where the electricity industries have not been fully deregulated and most of its transactions are arranged through long-term power purchase and sale agreements in which the payments for available capacity provide a return on the investment made and the price of the power produced is adjusted on the basis of fuel price fluctuations.

On 23 October 2008, the Commission for Energy and Legislative Studies of the Senate of the Republic of Mexico issued the approved opinions on Energy Reform, the most significant conclusions of which are as follows:

•	The Regulatory Energy Commission (CRE) is empowered to regulate and oversee the transport and distribution (by pipeline) of biofuels.

•

The Law on renewable energy use and financing of the energy transition was enacted, the objective of which is to regulate the use of renewable energy sources and clean technologies to generate electricity for purposes other than providing a public electricity service (such as self-supply, independent production and export); and to establish the national strategy and the instruments to finance the energy transition.

Within this regulatory framework, Unión Fenosa, through Fuerza y Energía Bií Hioxo, applied for and obtained from this regulator the generation permit for the Bií Hioxo wind farm project, located in the municipality of Juchitán de Zaragoza, in Oaxaca State.

•

The Dominican Republic: in this country there is a free market which regulates transactions between the producers and the distributors and, at the same time, there are long-term power purchase and sale agreements with distributors under which the related remuneration is similar to that described in the cases of Mexico and Kenya.

•

Costa Rica: operation of the La Joya hydroelectric plant with a capacity of 50 MW began in July 2006. This is a BOT (“build, operate and transfer”) project, which means that, on termination of the agreement, title to the assets will be transferred to the customer (Instituto Costarricense de Electricidad). Economically it functions in a similar way to the Mexican and Kenyan cases, with a fixed charge that ensures a return on the investment made in exchange for the availability of the facilities and a variable charge that offsets production costs.

At present, these long-term agreements represent 90% of the output of Unión Fenosa Group’s plants in these countries.

b) International distribution

The regulatory framework of the countries in which the Unión Fenosa Group has investments in electricity distribution is that of a deregulated electricity industry. The basic features of this model are as follows: the unbundling of generation, transmission, distribution and retailing activities; competition in generation and retailing; regulated tariffs for transmission, distribution and supply to customers with limited consumption; limits on vertical and horizontal concentration and the existence of regulators independent from the government.

The distribution activity is regulated. The function of the distributors is to transfer power from the transmission networks to customers’ consumption points and to supply power, at regulated tariffs, to regulated market customers which, because of their level of consumption, cannot freely choose their supplier. These regulated supply tariffs are the sum of the price at which the energy is purchased from the producers, plus the transmission fee and the distribution cost. Deregulated market customers or eligible customers who have opted to buy power from a different supplier must pay the distribution fee or regulated tariff for the use of the networks.

Unlike in Spain, distribution margins are made up of the revenue from supplies to customers and the power purchase costs, and there is no mechanism for making settlements among the distributors as there is in Spain.

The distributors purchase power on the wholesale electricity market comprising contract and spot markets.

In the spot market, which is managed by an independent operator, mismatches between the power produced and demand and the power supply commitments are negotiated. The hourly output of the power plants is also established in the spot market on the basis of the bids tendered by the plants or of their variable costs. The price for each hour is equal to the bid price or to the variable costs of the last generating facility required to meet demand.

The distributors, except in Colombia, are obliged to have agreements for part of or all the demand of their regulated market customers. The prices, terms and conditions of the distributors’ agreements are freely negotiated and a public call for tenders the terms of which must be approved by the regulator is usually required for distributors to be able to enter into power purchase agreements for supplies to regulated market customers.

The tariffs are adjusted automatically (every year, every six months, every three months or every month), in order to reflect the variations in energy purchase prices and transmission fees and the changes in economic indicators (price indexes in the country in question and in the United States, exchange rates, customs duties, etc.) that influence the distribution costs.

The procedure for calculating distribution costs and automatically adjusting the tariffs is in force for long periods of time, usually four or five years. The distribution cost is established in such a way as to enable an efficient company to recover its operating costs and obtain a return on its investments. An efficient company is taken to have distribution facilities tailored to demand and operating and investment costs that are within the standard international range of values for the type of network being operated and market being served. An efficiency factor is also applied to set the level of power losses in the distribution systems, taking into account the standard international values for the type of network being operated and market being served and the level of power losses at the beginning of the period.

The periods for which the procedure for calculating distribution costs is in force are as follows:

•

Colombia: In 2008 the tariffs that came into force in 2003 continued to be applied, while the studies to determine the aggregate distribution value and formulas for calculating and adjusting tariffs were being completed. The new regulations approved in October 2008 do not make any substantial changes to the remuneration model, while the tariffs arising therefrom will come into force in 2009 and will remain in force for five years.

•

Moldova: In September 2008 certain parameters of the methodology for calculating tariffs –in force during the period from October 2007 to September 2012- were modified. The modifications are the result of a review and negotiations between the regulator and the distributors.

•

Guatemala: In 2008 studies were performed to calculate the cost of distribution and to establish the procedures for adjusting tariffs. These will begin to be applied in February 2009 and will remain in force for five years, although they will not lead to a significant change in remuneration.

•	Nicaragua: new tariff specifications were approved in July 2008 (in force for five years), which maintain the distribution cost levels of the previous specifications.

•	Panama: a new tariff system was approved in January 2007 and will remain in force until June 2010.

Also, it should be noted that the high oil prices registered until August 2008 led to an appreciable rise in the price of electricity in Panama, Guatemala and Nicaragua, since a significant proportion of the electricity is produced using oil-based fuels. A portion of this price increase was subsidised by the Central American States involved.

In May 2008 the memorandum of understanding between the Nicaraguan government, the distributors and Unión Fenosa Internacional, S.A. was signed. The measures agreed upon in the memorandum are as follows: the classification as a criminal offence of fraud in electricity consumption, the recovery of tariff shortfalls or variances, the transfer of the increase in purchase prices to tariffs, an increase in the level of losses recognised and subsidised consumption for the most economically disadvantaged neighbourhoods. At 2008 year-end the memorandum of understanding had not yet been ratified by the Nicaraguan parliament.

03. Risk management

The Unión Fenosa Group manages its risks from both the economic viewpoint, in which, through the review of its business plans, the relationship between exposure and the present value of the cash flows arising from an investment is assessed, and the accounting viewpoint, which makes it possible to evaluate the status and evolution of the various risk scenarios.

This policy, approved by the Group’s governing bodies, is based at all times on the total transparency of the information on the principal risks that affect the Group’s activities and the systems developed to control them, in compliance with applicable current legislation and the best business practice for the control, management and supervision of risks.

General exposures or adverse situations in which negative changes may arise in results or the Company’s financial situation, and which therefore generate risks that are managed to mitigate the potential effect thereof, include:

•

Exposure to investment risk. This includes the maximum potential loss that could arise for the Group from the investments in each of the businesses in which it has an interest. To reduce the risks relating to the international area, decisions are taken that permit either the repatriation of income or the elimination of the guarantees provided by the Group.

•

Exposure to foreign currency risk. All financing must be made in the functional currency of the businesses and only when this is not possible is the investment financed in the functional currency of the Parent, i.e. in euros. Specifically, as a result of the strategic decision to guarantee reserves of coal for which transactions on the main international markets are made in US dollars, international investments in mining are financed in US dollars, whatever the currency of the country in which the investment is made.

•

Exposure to interest rate risk. Reference to interest rates must take into account the volatility thereof. In this regard, the Unión Fenosa Group analysed the best structure between fixed- and floating-rate debt and considered that a fixed rate for between 55% and 85% of the total debt would be the most appropriate structure.

•

Exposure to regulatory risk. The exposure to this risk differs between Spain and Latin America and Moldova. The level of profitability in Latin Amercia and Moldova depends to a large degree on the stability of the regulatory framework. To the extent that losses arise from governmental actions, the risk should be managed through political risk insurance policies or, if necessary, by using the hedging provided by export credit agencies.

When political risk hedging cannot be used, institutional relations are used at national level or through multilateral bodies including, if applicable, the use of the Reciprocal Investment Promotion and Protection Agreement (APPRI) entered into by the Spanish government and the local government where the investment is held.

03.01. Identification of risks

The most significant risks faced by the Unión Fenosa Group include risks of a financial nature, the most notable of which are as follow:

a)	Foreign currency risk

b)	Interest rate risk

c)	Liquidity risk

d)	Credit risk

e)	Other market risks: price risk

These risks are monitored and controlled periodically, as follows:

a) Foreign currency risk

Fluctuations in the exchange rate of the currency in which a particular economic transaction is performed against the presentation currency may have an adverse impact on finance costs and profit for the year or equity, affecting specifically financial management and fuel procurements.

i) Due to fluctuations in exchange rates associated with financing activities.

As indicated above, if it is possible and economically viable the Group finances its investments in the functional currency of the country (where its main cash flows are generated) in which the investment is held. However, when the aforementioned currency coincides with the local currency, the operation described above is not feasible in shallow markets, usually associated with certain investments in Latin America. In these cases the investments are financed in euros. International mining investments also entail a series of difficulties, detailed in Note 03 above, which are taken into account.

ii) Due to fluctuations in foreign exchange rates associated with the fuel procurement activity.

The financial risk relating to the fuel procurement activity is associated with the setting of the purchase price in a currency other than the functional currency. Under normal circumstances, the price for the purchases of imported coal is set in US dollars. The procedure followed is to budget the payments for coal purchases on an annual basis and to plan in detail a quarterly timetable. On the basis of the foreseeable payments and of the projected collections in US dollars, the Group performs the foreign currency purchase and sale transactions for the resulting net amount required to ensure that the related flows are matched.

The prices under gas purchase agreements are denominated in US dollars, and, therefore, if considered necessary, the related foreign currency risk is hedged by arranging foreign currency derivatives.

As indicated in Note 19.01, the main currency used by the Unión Fenosa Group other than the euro is the US dollar. The sensitivity of the Group’s consolidated profit and consolidated equity at 31 December 2008 and 2007 to fluctuations in the USD/EUR exchange rate for the unhedged debt is as follows (amounts in millions of euros):

EXCHANGE RATE CHANGES—2008 and 2007

	2008		2007
	+5%	-5%	+5%	-5%
US dollar—local currency
Effect on profit before tax	(2.9)	2.9	(3.0)	3.0
Local currency—euro
Effect on equity before tax	53.9	(53.9)	55.4	(55.4)

b) Interest rate risk

The risk management policy establishes that the financing expense must be subject to an insignificant risk of changes in value. In this regard, the acceptable volatility for the Group’s financial and business structure is considered to be achieved through a financing structure with reference percentages at fixed interest rates of between 55% and 85% and at floating rates of between 45% and 15%.

In addition to managing the fixed-and floating-rate debt structure in accordance with the percentages indicated above, the Unión Fenosa Group mitigates the extent to which changes in interest rates could affect the cash flows associated with certain balance sheet items by using interest rate derivative financial instruments in line with the Group’s general risk policy.

The sensitivity of the Unión Fenosa Group’s profit to changes in interest rates is as follows (amounts in millions of euros):

CHANGES IN INTEREST RATES—2008 and 2007

	2008 Change in interest rate		2007 Change in interest rate
	+ 50bp	- 50bp	+ 50bp	- 50bp
Effect on profit before tax	(15.1)	15.1	(11.1)	11.1

Debt at floating interest rates is basically tied to Euribor if the financing is in euros and to USD Libor if it is in US dollars.

c) Liquidity risk

Liquidity risk is defined as a company’s inability to meet its obligations as a result of adverse situations in the debt and/or capital markets that hinder or prevent the obtainment of the required financing. The Unión Fenosa Group manages liquidity risk by ensuring that sufficient amounts are available to negotiate in the best conditions possible the replacement of transactions nearing maturity with new transactions and to meet short-term cash needs, thus avoiding having to resort to seeking funds in potentially unfavourable conditions. Liquidity risk is considered to be adequately covered when the minimum amount of financing available is equivalent to one year of debt servicing (see Note 19.01).

Also, the Group considers it necessary to gradually increase the average term of its financing in order to reduce market pressure and to be in a better position to negotiate the maturity of the transactions.

In the area of loan transactions, risk concentration with banks is periodically monitored in order to avoid it becoming excessive.

d) Credit risk

In the financing transactions area, credit risk arises due to the inability of a counterparty to meet the obligations established in an agreement. When the transactions arranged could give rise to counterparty risk for a subsidiary, the Unión Fenosa Group carries out such transactions with counterparties with a credit rating equal to or higher than the Group’s own rating, obtaining additional specific guarantees when the situation so requires.

In the electricity business in Spain, credit risk management is standardised and follows strict guidelines, bearing in mind the fact that customer must provide guarantees and deposits prior to being able to receive supplies. In the deregulated market, customers are analysed regularly, assessing the customer’s ability to pay and using reports from companies that provide the individual credit track records of each customer.

There was no significant credit risk concentration with any customer in 2008 or 2007.

e) Other market risks: price risk

In addition to the financial risks detailed above, the Group has operational risks that are managed by the related business unit and are linked mainly to risks arising from changes in the price of fuel, CO2 emission rights and electricity.

These risks are managed by the Unión Fenosa Group as follows:

•	a business model, with vertical integration in procurement activities (gas, coal) to enable price risk to be hedged naturally.

•	balanced mix of generating assets to enable a significant portion of these risks to be hedged naturally through the appropriate use of its power plants based on the technologies involved.

•

tying fuel (coal and gas) procurement price risks to reference indices, which are also used as far as possible to quantify income, and the inclusion of clauses in purchase contracts which enable prices to be adapted in a manner that is satisfactory for both contracting parties to the evolution of the raw materials markets.

•	hedging the price risk by arranging specific derivative financial hedging instruments.

As indicated in Note 02.02, the power purchase agreements entered into by the Unión Fenosa Group in Mexico and Kenya represent an efficient pass-through of the main variable costs required to obtain them and, therefore, do not involve any fuel price risks.

The electricity trading transactions performed by certain Group companies do not give rise to any significant risks since they are of a limited volume, amount and maturity.

03.02. Hedging policy

The Group arranges derivative instruments to the extent that they serve to achieve the objectives defined regarding debt structure and foreign currency hedging and, accordingly, derivative financial instruments that do not hedge a specific risk are generally not arranged.

The various hedging transactions are classified for accounting purposes as follows:

a)	Fair value hedges, when the objective is to hedge changes in the market price, as a result of a specific risk, of an asset or liability previously recognised in the balance sheet or of a firm commitment.

b)	Cash flow hedges, when the objective is to hedge changes, as a result of a specific risk, in the cash flows associated with an asset or liability previously recognised in the balance sheet or in a highly probable forecast transaction.

c)	Hedges of a net investment in a foreign operation.

Hedge accounting requires strict compliance with certain requirements. Consequently, hedges are designated beforehand as such and the risk and item hedged, the hedging instrument and the method used to measure the effectiveness of the hedge are established. The effectiveness is usually measured prospectively and retrospectively every quarter and hedges are considered to be highly effective when the changes in the fair value of the hedging instrument, attributable to the hedged risk, with respect to the changes in the fair value of the hedged item, also attributable to the hedged risk, are within a range of 80% to 125% in simulations of extreme changes in the market parameters used in the measurement.

The derivative financial instruments arranged by the Unión Fenosa Group are recognised initially at acquisition cost in the balance sheet and are subsequently measured in each period at fair value. Changes in fair value are usually recognised taking into account the specific rules of hedge accounting (and in the limited number of cases where derivative financial instruments are used which are not designated as a hedge or which do not qualify for hedge accounting, such changes are recognised in the income statement).

Once the aforementioned requirements have been met, hedges are accounted for as follows:

a)	Fair value hedges: changes in the fair value of the hedging instrument and of the hedged item, attributable to the hedged risk in both cases, are recognised in the income statement.

b)	Cash flow hedges: changes in the fair value of the hedging instrument, attributable to the hedged risk, and to the extent that the hedging relationship is effective, are recognised in reserves (the ineffective portion is recognised in the income statement). The accumulated amount of the changes recognised in reserves is taken to profit or loss as the hedged cash flows arise.

c)	Hedges of a net investment in a foreign operation: these are accounted for in a similar manner to cash flow hedges and changes in the value of the hedging instruments are recognised under “Translation Differences” in the consolidated balance sheet. The accumulated amount of the changes recognised in reserves is taken to profit or loss if and when the related investment in a foreign operation is disposed of.

If hedge accounting is discontinued because the hedging instrument has expired or has been sold or because it no longer complies with the effectiveness rules, the gain or loss accumulated in reserves as a result of the measurement of the hedging instruments at fair value is retained in this account and is taken to income as the hedged transaction occurs (unless it gives rise to a non-financial asset or liability, in which case the balance is taken into account on initial recognition of the asset or liability generated by the hedged transaction). The accumulated amount is taken to profit or loss immediately if the hedged transaction is cancelled or is unlikely to take place.

Derivatives embedded in other financial instruments or in raw material purchase contracts are not accounted for separately since they do not meet the requirements for separate accounting either because they are closely related to the financial instruments in which they are embedded or because they qualify for the own use exemption in the case of the fuel purchase contracts entered into by the Unión Fenosa Group for the performance of its business activities.

The fair value of the derivative financial instruments arranged by the Unión Fenosa Group is calculated as follows:

a)	For instruments traded on an organised financial market, by reference to the quoted price.

b)	Otherwise, valuations using market assumptions at the valuation date are used. These valuations are normally based on either a calculation of the value, discounted at a market discount rate, of the exchange rate spread of the swap, or a calculation of the discounted value of the future cash flows calculated on the basis of exchange rate forecasts at the valuation date, based on market curves.

The hedging instruments most used are interest rate and exchange rate swaps. The detail of the derivative financial instruments arranged by the Union Fenosa Group at 31 December 2008 and 2007 is as follows:

DERIVATIVE FINANCIAL INSTRUMENTS—2008

	Thousands of euros
		Notional amount
Derivatives	Fair value	2009	2010	2011	2012	Subsequent years	Total
Foreign currency hedges
—Cash flow hedges	(1,171)	69,714					69,714
—Fair value hedges	1,745	8,990	9,270				18,260
—Hedges of a net investment in a foreign operation	2,097	54,289					54,289
Interest rate hedges
—Cash flow hedges	(39,255)	18,742	19,846	23,011	183,978	232,571	478,148
Commodities hedges
—Cash flow hedges
Other derivatives
—Foreign currency	(13,655)					293,325	293,325
—Interest rate	(3,177)					(279,915)	(279,915)
—Commodities	5,259	120,740					120,740

In addition to the detail of the derivative financial instruments shown above, the call and put options arranged by the Company to cater for the stock option plan, the measurement and accounting treatment of which are described in Notes 06.15 and 21.b of these notes to the consolidated financial statements, must be taken into account.

DERIVATIVE FINANCIAL INSTRUMENTS—2007

	Thousands of euros
		Notional amount
Derivatives	Fair value	2008	2009	2010	2011	Subsequent years	Total
Foreign currency hedges
—Cash flow hedges	(885)	65,620	5,355				70,975
—Hedges of a net investment in a foreign operation	4,646	54,289					54,289
—Fair value hedges	494	1,637	9,720	8,975			20,332
Interest rate hedges
—Cash flow hedges	(4,311)	13,362	11,451	9,528	7,169	96,730	138,240
Commodities hedges
—Cash flow hedges	2,767	56,969					56,969
Other derivatives
—Foreign currency	(84,351)					290,300	290,300
—Interest rate	(21,755)					(200,960)	(200,960)

Also, the Unión Fenosa Group’s portfolio of financial instruments includes, in addition to the genuine hedging derivatives, other foreign currency and interest rate derivatives relating to a specific financing transaction in yen which, since they do not qualify for hedge accounting pursuant to IFRSs, are recognised using a different measurement methodology (see Note 06.13.b), in order to obtain more relevant information on the transaction, thereby reducing the accounting differences that would arise from measuring its components separately.

At 31 December 2008, the total net fair value of this transaction (derivative financial instruments and the fair value of the notional amount of the equivalent euro value of the debt in yen) was EUR 227 million (31 December 2007: EUR 237 million). The difference of EUR 10.2 million in 2008 (2007: EUR 5.9 million) is recognised under “Net Finance Costs”.

The Unión Fenosa Group estimated in relation to this transaction that a 100 basis point change in interest rates (JPY and USD) and a 5% change in exchange rates would have an impact on the income statement of EUR 22.2 million (2007: EUR 18.6 million).

04. Tax matters

Since 1995 the consolidated tax group represented by Unión Fenosa, S.A. as the Parent has been taxed under the special consolidated tax regime for corporate groups regulated by the Consolidated Spanish Corporation Tax Law. Accordingly, the tax group’s taxable profit, tax credits and tax relief are calculated on a joint basis. For these purposes, tax group is defined as the group formed by the Parent and the Spanish subsidiaries in which the Parent has, directly or indirectly, an ownership interest of at least 75%.

The tax charge is distributed as agreed by all the companies forming part of the consolidated tax group. The agreement for the distribution of the tax charge establishes that Unión Fenosa, S.A. will remunerate the other consolidated tax group companies for the tax losses and tax credits when they are actually deducted.

All the transactions carried out as a result of the distribution of the tax charge in accordance with the agreement adopted by the tax group companies were eliminated on consolidation.

The companies which form part of the Unión Fenosa consolidated tax group are listed in Appendix IV.

05. Basis of presentation and comparative information

05.01. General considerations

The accompanying consolidated financial statements for the year ended 31 December 2008 and the related comparative information were prepared in accordance with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission, in conformity with Regulation (EC) no. 1606/2002 of the European Parliament and of the Council and subsequent amendments thereto.

No standards have been issued by the corresponding bodies that may be applied voluntarily which could have a material effect on the accompanying consolidated financial statements and which have not been applied by the Unión Fenosa Group in their preparation.

The accompanying consolidated financial statements were prepared from the accounting records at 31 December 2008 and 2007 of Unión Fenosa, S.A. and of each of the consolidated subsidiaries, incorporating the adjustments required to adapt these accounting records to IFRSs.

Note 06 below addresses the accounting policies that, in accordance with the International Financial Reporting Standards applicable under the legislation currently in force, were used by the Unión Fenosa Group to prepare the accompanying consolidated financial statements.

The following reclassifications were made in the presentation of the financial statements for 2007:

a)	Reclassification in current liabilities in the consolidated balance sheet of a net amount of EUR 141.0 million corresponding to dividends and premiums payable and accrued interest payable from “Other Current Liabilities” to “Other Financial Liabilities”.

b)	Reduction due to reclassification in the consolidated income statement of “Revenue” and “Procurements” by EUR 15.9 million corresponding to power purchases for international electricity trading transactions.

c)	Reclassification in the consolidated income statement of balances corresponding to gains on derivative financial instruments from “Income from Financial Assets” to “Net Finance Costs” amounting to EUR 6.5 million.

The 2008 consolidated financial statements of the Unión Fenosa Group and the separate financial statements of Unión Fenosa, S.A. were formally prepared on 28 January 2009 by the Parent’s Board of Directors. Those financial statements and those of the other companies included in the scope of consolidation have not yet been approved by the shareholders at the respective Annual General Meetings. The Board of Directors of Unión Fenosa, S.A. considers that these financial statements will be approved without any changes.

The Unión Fenosa Group’s 2007 consolidated financial statements were approved by the shareholders at the Annual General Meeting of Unión Fenosa, S.A. held on 23 April 2008.

05.02. Changes in the scope of consolidation

In 2008 the scope of consolidation changed, due mainly to sales and acquisitions of companies and the Unión Fenosa Group’s corporate restructuring process.

The following companies were included in the scope of consolidation of the Unión Fenosa Group in 2008:

Subsidiaries	Joint ventures
Socoin, S.A. (Guatemala)	Martínez y Lanza, S.A. (1)
Operación y Mantenimiento Energy Madagascar, S.A.R.L.U.	Eólica El Molar, S.L.U. (1)
Generación Limpia Guatemala, S.A.	Energía Termosolar de los Monegros, S.L. (1)
Unión Fenosa Minería, S.A.	Eólica Galaicoasturiana, S.A.U. (1)
Union Fenosa Wind Australia Pty, Ltd.	Energías Especiales Valencianas, S.L.U. (1)
Hawkesdale Development Pty, Ltd.	Unión Fenosa Gas Infraestructures B.V. (2)
Ryan Corner Development Pty, Ltd.	Palawan Sulu Sea Gas, Inc. (2)
Crookwell Development Pty, Ltd.	Parque Eólico Corullón, S.L.U. (1)
Unión Fenosa Minería B.V.
Unión Fenosa Internacional B.V.

(1)	Companies in the Enel Unión Fenosa Renovables (EUFER) subgroup.
(2)	Companies in the Unión Fenosa Gas subgroup.

In 2008 the following companies were excluded from consolidation in the Unión Fenosa Group: Due to sales:

Subsidiaries	Joint ventures
R Cable y Telecomunicaciones Galicia, S.A.	Cogeneración de Alcalá, A.I.E. (1)

(1)	Company in the Enel Unión Fenosa Renovables (EUFER) subgroup.

Due to corporate restructuring (mainly mergers by absorption):

Subsidiaries	Joint ventures
Retelele Electrice de Distributie Sud, S.A.	Parque Eólico La Losilla, S.A.U. (1)
Retelele Electrice de Distributie Centru, S.A.	Energías Especiales de Castelo, S.A.U. (1)
Generación Hermosillo, S.A. de C.V.
Rocagest, S.L.
Generación Naco Nogales, S.A. de C.V.

(1)	Companies in the Enel Unión Fenosa Renovables (EUFER) subgroup.

Due to liquidation or dissolution:

Subsidiaries
Distribuidora Dominicana de Electricidad, S.A.
Distribuidora Eléctrica de Caribe, S.A. (Guatemala)

Due to being non-material:

Joint ventures
Parque Eólico de Barbanza, S.A. (1)

(1)	Company in the Enel Unión Fenosa Renovables (EUFER) subgroup.

In 2008 there were no changes in the scope of consolidation as a result of changes in consolidation methods.

06. Accounting policies

The principal accounting policies used in preparing the Unión Fenosa Group’s consolidated financial statements, in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union at that date, were as follows:

06.01. Basis of consolidation

a) Subsidiaries

“Subsidiaries” are defined as companies over which the Parent has the capacity to exercise effective control; control is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly half or more of the capital or voting power of the investee or, even if this percentage is lower or zero, when, for example, there are agreements with other shareholders of the investee that give the Parent control. Control is the power to govern the financial and operating policies of a company so as to obtain benefits from its activities. The financial statements of the subsidiaries are fully consolidated with those of the Parent, which entails the inclusion in the consolidated financial statements of all their assets, liabilities, income, expenses and cash flows, after making the accounting and financial adjustments and eliminations relating to intra-Group transactions.

The fully consolidated Union Fenosa Group companies are listed in Appendix I.

b) Joint ventures

A joint venture is a contractual arrangement whereby two or more companies (“venturers”) hold and use assets so that strategic financial and operating decisions relating to the joint venture require the unanimous consent of all the venturers. The financial statements of joint ventures are proportionately consolidated with those of the Parent and, therefore, the aggregation of assets, liabilities, income and expenses and subsequent eliminations are only made in proportion to the Group’s ownership interest in these assets.

The Unión Fenosa Group’s proportionately consolidated companies are listed in Appendix II.

c) Uniformity

The financial statements of the consolidated companies refer to the same reporting date as those of the Parent and, where necessary, the adjustments required are made to adapt the accounting policies used to those applied by the Group.

The main unification adjustment made relates to the recognition in full, in conformity with the measurement bases of the Group, of the liability incurred in relation to the post-employment benefit obligations of the Colombian subsidiaries.

d) Basic policies

The consolidated financial statements of the Unión Fenosa Group were prepared on the basis of the following basic policies:

i)	On acquisition, the identifiable assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of their cost of acquisition over fair value is recognised as goodwill. Any deficiency of the cost of acquisition below fair value is credited to profit and loss on the acquisition date.

ii)	The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statements from the effective date of acquisition or until the effective date of disposal, as appropriate.

iii)	The interest of minority shareholders in the equity of the fully consolidated subsidiaries is stated at the minority’s proportion of ownership and of the fair values of the assets, liabilities and contingent liabilities recognised and is included in equity in the consolidated balance sheet under “Minority Interests”. The share of minority interests in the profit for the year is presented under “Profit for the Year Attributable to Minority Interests” in the consolidated income statement (see Note 15.06).

iv)	Each company’s financial statements are prepared in their functional currency, which is the currency in the economic area in which it operates and in which it generates and uses its cash flows. The Unión Fenosa Group’s functional currency is the euro. Therefore, the financial statements of the Group companies that are prepared using a different currency are translated to euros, in accordance with the following criteria:

•	Assets and liabilities are translated at the exchange rates prevailing at the balance sheet date.

•	Income and expenses are translated at the average exchange rates for the year.

•	Share capital and reserves are translated at the historical exchange rates.

The exchange differences arising as a result of the translation of the financial statements are classified as equity (translation differences) and are recognised as income or expenses for the period in which the investment is realised or disposed of.

06.02. Accounting estimates and judgments

In preparing the accompanying consolidated financial statements it was necessary to use certain estimates to quantify some of the amounts that were recognised herein. The estimates used with a significant effect on the consolidated financial statements are basically as follows:

i)	The measurement of assets and goodwill in order to determine the existence of impairment losses thereon (see Note 06.08).

ii)	The useful life of the property, plant and equipment and intangible assets (see Notes 06.04 and 06.06).

iii)	The accompanying consolidated financial statements were prepared on the basis of historical cost, except in the case of certain financial assets (see Note 06.09) and financial liabilities (see Note 06.13), which were measured at fair value. Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction, and such fair value is determined, wherever possible, by reference to market prices (market price, similar recent transactions, etc.).

iv)	The power supplied to customers not measured by meters at year-end (see Note 06.16).

v)	Other electricity system variables, such as the determination of the amount corresponding to the shortfall in revenue from regulated activities, the reduction of revenue from the generation activity by the amount equal to the emission rights granted at zero cost (see Notes 02.01.01 and 10.b).

vi)	The future costs of decommissioning and closing certain facilities and of restoring the land on which they are located (see Notes 06.04 and 18)

vii)	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and obligations (see Notes 06.15 and 17). The Unión Fenosa Group used independent actuaries in the performance of these calculations.

viii)	The probability of the occurrence and value of the liabilities relating to other provisions (see Notes 06.15 and 18).

Although these estimates were made on the basis of the best information available at the date of preparation of the accompanying consolidated financial statements on the events analysed, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively, recognising the effects of the change in estimates which, in any case, would not have a material effect on the related consolidated financial statements.

06.03. Transactions in currencies other than the euro or the related functional currency

The transactions carried out in a currency other than the functional currency of each company (whether or not this is the euro) are translated at the exchange rates prevailing at the transaction date. Differences arising in the year between the historical exchange rates at which the assets and liabilities associated with these transactions were accounted for and the exchange rates prevailing either at the date of collection or payment or at the consolidated balance sheet date, if they have not previously been settled, are recognised as net exchange differences under “Net Finance Costs” in the consolidated income statement, unless they are recognised directly in equity because they are not considered to form part of the hedge of a net investment in a foreign operation or unless they are accounted for in accordance with the specific hedge accounting rules because they are attributed to a specific foreign currency risk hedging transaction (see Note 03.02).

06.04. Property, plant and equipment

a) Measurement

Property, plant and equipment are stated at cost less any accumulated depreciation and any recognised impairment losses (see Note 07).

Where applicable, acquisition cost is modified to include the following items:

i)	The amount of the revaluations performed, in accordance with related legal provisions, prior to the date of adoption, in each case, of the cost model or, in any case, prior to the first-time application of International Financial Reporting Standards.

ii)	The future costs that the Group will have to incur in respect of the decommissioning, closure and environmental restoration of certain facilities are capitalised to the cost of the asset, at present value, and the related provision is recognised. The Group reviews each year its estimate of these future costs, adjusting the amount of the provision recognised on the basis of the results obtained. In the case of nuclear plants, this provision includes the estimated amount that the Group will have to incur until, pursuant to Royal Decree 1349/2003, of 31 October, and Law 24/2005, of 18 November, the public radioactive waste management company (ENRESA) assumes responsibility for the decommissioning of these plants.

iii)	Borrowing costs incurred during the construction period in construction work lasting for more than one year and, where the construction work lasts for less than one year, only the borrowing costs assigned to the property, plant and equipment in the course of construction. The borrowing costs are capitalised by applying the effective average interest rate.

iv)	Staff and other costs relating directly or indirectly to construction in progress. The amounts capitalised in this connection are recognised previously in the accompanying consolidated income statement.

v)	The Group’s work on non-current assets in relation to the cost of services rendered by Group companies that qualifies for capitalisation at the investor Group companies after eliminating, if applicable, the margin obtained on the transaction.

vi)	The amount of the long-term agreements relating to generating utility plant in service, which encompass both the overall maintenance thereof and the supply of the specific spare parts for their components (long-term service agreement or LTSA), is treated as an addition to the cost of the asset for the part relating to the amount of the spare parts and the labour, supervision and engineering required for their fitting, i.e. the complete cost of replacement. The amount of these agreements relating to the replacement work, and received up to the performance of each of the scheduled shutdowns envisaged therein, is capitalised and recognised as being in use at that time, and is depreciated over the period of time that elapses until the performance of the next scheduled shutdown. If necessary, the carrying amount of the items replaced is derecognised.

b) Transactions subsequent to initial recognition

The costs of expansions or improvements to property, plant and equipment leading to increased productivity or capacity or to a lengthening of the useful lives of the assets are capitalised and the items replaced, if any, are derecognised in an amount relating to their estimated replacement value net of the related accumulated depreciation.

Periodic maintenance, upkeep and repair expenses are recognised in the consolidated income statement on an accrual basis as incurred.

The gain or loss arising from the disposal of items of property, plant and equipment is determined as the difference between the price received for their sale and the carrying amount of the assets derecognised as a result of the transaction performed.

c) Depreciation

Property, plant and equipment in the course of construction are transferred to property, plant and equipment in use once the trial period has ended, from which time they start to be depreciated.

The Group companies generally depreciate their property, plant and equipment in use, net of the residual value thereof, by the straight-line method at rates based on the years of estimated useful life of the related non-current asset items.

The detail of the years of estimated useful life over which the depreciation of each group of property, plant and equipment items is calculated is shown in the table below. The period property, plant and equipment depreciation charge is recognised under “Depreciation and Amortisation Charge” in the consolidated income statement.

AVERAGE YEARS OF USEFUL LIFE

Non-current asset groups
Hydroelectric power plants	14 - 100
Fossil-fuel plants	25 - 40
Nuclear plants	40
Renewable energy plants	20
Transmission lines	30 - 40
Transformer substations	25 - 40
Distribution network	18 - 40
Buildings	50 - 75
Other items of property, plant and equipment	5 - 20

In the calculation of the hydroelectric plant depreciation charge, which is performed on a straight-line basis, a distinction is drawn between the various types of item of which they are composed; differentiating between the investments in civil engineering work (depreciated over the term of the concession or over 100 years in the absence of a concession), electromechanical equipment (40 years) and the other non-current assets (14 years), and in any case taking into account the use of the plant and with the maximum limit of the term of the concession.

The Unión Fenosa Group depreciates its nuclear power plants on the basis of a useful life of 40 years. However, the operating permit for these facilities usually covers a period of 30 years from their entry into service, and renewal of the permits may not be applied for until the end of this 30-year period approaches. However, taking into account the optimum performance of these facilities and their maintenance programmes, it is considered that the renewal of the aforementioned permits will be obtained to achieve a useful life of at least 40 years.

The land on which the buildings and other structures stand has an indefinite useful life and, therefore, is not depreciated, although at each year-end the existence of possible indications of impairment are assessed.

Mine exploitation rights are amortised on the basis of the ratio of the units of coal sold to the field’s total reserves estimated by industry experts.

Nuclear fuel consumption, which is included under “Depreciation and Amortisation Charge” since its turnover period is over one year, is recognised under “Depreciation and Amortisation Charge” in the consolidated income statement when it starts to be used after it has been loaded into the reactor, taking into account the cost and the amount of fuel burnt each year.

Items considered to be fungible materials corresponding to combined-cycle plant gas turbines are depreciated on the basis of the equivalent hours of operation incurred with respect to the equivalent hours in which the replacement or renewal is expected, which, in general, are covered by long-term service agreements entered into with the suppliers of the related main items of equipment.

The method used makes it possible to distinguish between the various cost items associated with the agreement and, therefore, initial spare parts for fungible materials, the estimated useful life of which is 25,000 equivalent hours at full load, are recognised as an increase in the value of the facility and are depreciated from the first shutdown onwards over the remaining term of the agreement, based on the equivalent hours at full load. The other variable costs (the remaining billings under the agreements) are also considered to be property, plant and equipment in the course of construction and are included in property, plant and equipment in use when the various items considered to be gas-turbine fungible materials are replaced. Consequently, these items are also depreciated on the basis of the equivalent hours at full load at each of the scheduled shutdowns. The fixed costs incurred under the agreements are recognised as operating costs.

The materials and spare parts inventories used at facilities are measured at acquisition cost. These inventories are classified under “Advances and Property, Plant and Equipment in the Course of Construction” on the asset side of the consolidated balance sheet.

06.05. Leases

Leases are classified as finance leases when the lessor transfers substantially all the risks and rewards of ownership of the leased asset to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognised in the corresponding asset category in the consolidated balance sheet at the lower of the present value of the amounts payable to the lessor plus, where applicable, the price of exercising the purchase option and the fair value of the leased asset. The payment obligation under the lease, net of the finance charges, is recognised on the liability side of the consolidated balance sheet. If there is reasonable certainty that the lessee will obtain title to the asset at the end of the lease term, the assets held under finance leases are depreciated over their useful life; if there is no such certainty, the assets are depreciated over the shorter of the useful life of the assets and the lease term.

The amount relating to these operating lease agreements is recognised as an expense in the consolidated income statement on an accrual basis over the lease term.

06.06. Intangible assets

Intangible assets are recognised at acquisition or production cost, less any accumulated amortisation and any accumulated impairment losses (see Note 08).

Intangible assets are amortised on a straight-line basis over their useful life, as detailed below for each specific class of intangible asset.

a) Industrial property

In Spain, the Unión Fenosa Group’s hydroelectric power plants are operated under the temporary administrative concession system. At the end of the concession period the facilities must revert to the State in good working order, which is achieved through the maintenance programmes for the facilities.

The cost incurred in the acquisition of the aforementioned concessions, increased as a result of the allocation of the goodwill arising in the acquisition of certain ownership interests, is recognised under this heading and it is amortised over the term of the concessions, which expire between 2011 and 2060.

“Intellectual Property” also includes the price paid in excess of the equity of the mining companies acquired which is directly allocable to the rights of use and exploitation of the coal fields. The aforementioned amount is allocated to the estimated coal reserves and amortised monthly on the basis of the tonnes of coal sold with respect to the field’s total reserves.

In 2008 the goodwill of Kangra Coal Proprietary, Ltd., the final gross amount of which was EUR 120.4 million, was estimated and definitively allocated.

b) Emission rights

The Group recognises CO2 emission rights as non-amortisable intangible assets. It is considered that the acquisition price of the rights granted at zero cost, under the related national allocation plans, is zero, while the other rights acquired to cover the estimate of the emissions to be made are measured on the basis of their acquisition price. The rights are derecognised on their disposal, delivery or expiry. If the rights are returned to the National Emission Right Allocation Registry (RENADE), such derecognition is accounted for with a charge to the amount of the provision recognised to the extent that the CO2 emissions are made.

If necessary, at year-end the carrying amount of the emission rights acquired and not used to cover the emissions made is reduced to the market value of the rights.

c) Leasehold assignment rights

Leasehold assignment rights represent the right to use certain assets. They are measured at acquisition cost and are amortised on a straight-line basis over the contract term.

d) Computer software

The acquisition and development costs incurred in relation to the basic computer systems used in the Group’s management are recognised as “Intangible Assets” in the consolidated balance sheet, whereas expenditure on research activities is recognised as an expense in the period in which it is incurred.

Computer software is amortised over a maximum period of five years.

06.07. Goodwill on consolidation

Goodwill arising on consolidation represents the excess of the cost of acquisition over the amount of the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of a subsidiary or jointly controlled entity calculated at the date of acquisition.

Goodwill acquired on or after 1 January 2004 is measured at acquisition cost, as described in the preceding paragraph, whereas goodwill acquired as a result of business combinations prior to that date is measured at its carrying amount at 31 December 2003, since the Unión Fenosa Group applied the exemption permitted in the first-time application of IFRSs. In both cases, goodwill has not been amortised since 1 January 2004 and at the end of each reporting period goodwill is reviewed for impairment, i.e. a reduction in its recoverable amount to below its carrying amount and, if there is any impairment, the goodwill is written down (see Note 06.08).

Goodwill arising in the acquisition of companies with a functional currency other than the euro is translated to euros at the exchange rates prevailing at the date of the consolidated balance sheet.

06.08. Asset impairment

a) Cases of application

The Unión Fenosa Group analyses impairment in the following cases:

i)	Non-current assets, whether tangible or intangible: if there is any indication that those assets have suffered an impairment loss at each year-end or more frequently if it is considered necessary.

ii)	Goodwill and intangible assets with an indefinite useful life: systematically in all cases without exception at each year-end.

b) Methodology

In the cases indicated above, the recoverable amount of the asset or the goodwill analysed must be determined.

Recoverable amount is the higher of fair value less costs to sell and value in use. Value in use is taken to be the present value of the estimated future cash flows. In practically all cases, value in use is the parameter used by the Group for impairment calculations, and it should also be noted that where the identifiable asset does not generate cash flows independently, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

In quantifying value in use, the Group prepares estimates generally for the next five years and, on the basis of the budgets and business plans most recently approved by each company’s directors, it prepares projections of future pre-tax cash flows including the best available estimates of the income and costs of the cash-generating units using reasonable growth rates and macroeconomic assumptions, never increasing at long term, underpinned by corporate projections which, based on industry knowledge, include past business experience and future expectations and studies undertaken by international organisations of acknowledged prestige (see Note 06.02).

The growth rate used from the fifth year onwards ranges from 2% to 5%.

To calculate their present value, these cash flows are discounted at a pre-tax rate that reflects the cost of capital of the business and the geographical area in which it is carried on, which is calculated by taking into account the current time value of money and the risk premiums generally used by analysts and investment banks for each specific business and geographical area. These rates range from 8.4% to 13.7%.

c) Recognition

If the recoverable amount of an asset is less than its carrying amount, the asset is measured at recoverable amount and an expense is recognised in the consolidated income statement for the difference between the two amounts.

Except in the case of goodwill, impairment losses recognised can be reversed up to the limit of the carrying amount that would have been determined had no impairment loss been recognised.

06.09. Financial assets

a) Classification

The financial assets held by the Unión Fenosa Group companies are classified on acquisition (and the classification is reviewed when the circumstances so require), as follows:

i) Available-for-sale financial assets

These relate to equity investments that do not meet the requirements for treatment as an investment in a subsidiary, associate or joint venture. Available-for-sale financial assets are initially recognised at the value of the consideration paid plus the directly attributable transaction costs. Subsequently, the changes in fair value are recognised directly in equity under “Revaluation Reserves” until the asset is disposed of or it is determined that it has become impaired, at which time the cumulative gains or losses previously recognised in equity are recognised directly in the consolidated income statement.

ii) Loans and receivables

Following their initial recognition at the fair value of the collection right, loans and receivables are measured at amortised cost, which is the initial cost, minus principal repayments, plus the accrued interest receivable, and minus any reduction for impairment or uncollectibility. The accrued interest is recognised in the consolidated income statement using the effective interest method, on a time proportion basis, and increases the amount of the account receivable provided that the interest is not paid as it accrues.

iii) Held-to-maturity investments

Held-to-maturity investments are financial assets with fixed and determinable maturity that the Unión Fenosa Group has the positive intention and ability to hold to the date of maturity. At 2008 year-end no investments were included in this category.

iv) Cash and cash equivalents

This heading in the consolidated balance sheet includes cash on hand, demand deposits and other short-term, highly liquid investments that are not subject to a risk of changes in value. They are measured at face value.

b) Financial assets at fair value

Substantially all the Unión Fenosa Group’s financial assets are measured at amortised cost since it is considered that the amount recognised using the aforementioned measurement model represents a rational approximation to their fair value. Exceptions to this general measurement rule are as follows:

i)	The aforementioned available-for-sale financial assets.

ii)	The derivative financial instruments that are part of a hedging transaction, which are accounted for in accordance with the specific rules for hedge accounting.

c) Derecognition of financial assets

The Unión Fenosa Group derecognises financial assets when, and only when, an individualised analysis has concluded that:

i)	if the risks and rewards of ownership of the asset are not substantially transferred or retained, the financial asset is derecognised if the control over it is transferred (control being understood to be the capacity of the transferee to sell on the asset).

ii)	the aforementioned rights have been transferred (either directly or by assuming the contractual obligation of paying for them in full to a third party) and substantially all the risks and rewards of ownership have been transferred.

iii)	the contractual rights on the cash flows of the asset in question have expired.

In relation to the financial assets derecognised in the course of the year, there is no risk exposure or reward of ownership or any continued involvement with the assets. All transfers of financial assets were reflected in the consolidated balance sheet through the related derecognition.

d) Reclassifications

In 2008 there were no noteworthy reclassifications of financial assets among the various categories.

e) Current/non-current classification

In the accompanying consolidated balance sheet, financial assets and, in general, all assets and liabilities, are classified on the basis of their contractual or scheduled maturity. Those maturing within no more than 12 months are classified as current items and those maturing within more than 12 months as non-current items.

06.10. Investments accounted for using the equity method

Associates are companies over which the Parent is in a position to exercise significant influence, understood to be the power to influence the financial and operating policies of the associates, but not control or joint control. Significant influence is presumed to exist, save evidence to the contrary, if the Parent holds directly or indirectly 20% or more of the voting rights of the investee.

In the consolidated financial statements, associates are accounted for using the equity method, whereby the investment is initially recognised at cost, including any goodwill arising on the acquisition, and is subsequently adjusted on the basis of the changes in its equity, in proportion to the percentage of ownership that corresponds to the Group (see Note 11).

The Group’s share of the results of these companies is recognised, net of the related tax effect, under “Results of Companies Accounted for Using the Equity Method” in the consolidated income statement. Dividends received from these companies are deducted from the value of the investment.

If as a result of losses incurred by an associate its equity were negative, the investment should be presented in the Group’s consolidated balance sheet with a zero value, unless the Group is obliged to restore the company’s equity position, in which case the related provision is recognised.

The Unión Fenosa Group companies accounted for using the equity method are listed in Appendix III.

06.11. Inventories

Inventories are stated at the lower of acquisition or production cost and net realisable value.

Cost comprises direct materials and, where applicable, direct labour costs and general production and mining expenses, including the costs that have been incurred in bringing the inventories to their present location and condition. Trade discounts, rebates and other similar items are deducted in determining the costs of purchase. The cost of inventories is calculated by using the weighted average cost formula.

Net realisable value is the estimated selling price less the estimated costs of completion and costs to be incurred in marketing, selling and distribution.

The Group assesses the net realisable value of the inventories at the end of each period and recognises the appropriate write-down if net realisable value is lower than their carrying amount. If the circumstances that previously caused inventories to be overstated no longer exist, the amount of the write-down is reversed.

A write-down for raw materials is only recognised when, there having been a decline in fair value to below acquisition cost, the net realisable value of the finished goods into which they are incorporated is below the production cost thereof.

06.12. Assets classified as held for sale and discontinued operations

a) Cases of application

Assets and disposal groups are classified as held for sale when the decision has been adopted to recover their value through a sale transaction rather than through continuing use.

A discontinued operation is a line of business that it has been decided to abandon and/or sell whose assets, liabilities and net profit or loss can be distinguished physically and operationally and for specific financial reporting purposes.

b) Methodology

For the decisions indicated in the section above to be recognised, the sale must be considered to be highly probable, which means that there must be a viable plan of sale to which the appropriate level of management must be committed, and that the asset or the disposal group must be available for immediate sale in its present condition. Also, the sale should be expected to be completed within one year from the date of classification.

c) Recognition

The income, expenses, assets and liabilities of the discontinued operations and assets classified as held for sale are presented separately in the consolidated income statement and the consolidated balance sheet and continue to be measured at their carrying amounts adjusted for any possible impairment losses (see Note 14), except in the case of assets that had previously been classified as available-for-sale financial assets, which continue to be measured at fair value through equity (see Note 06.09).

06.13. Equity instruments and financial liabilities

a) Equity instruments

An equity instrument is a contract that evidences the holder’s residual interest in the assets of an entity after deducting all of its liabilities.

Capital and other equity instruments issued by the Parent are recognised in equity at the proceeds received (par value of the issue net of direct issue costs).

i) Preference shares

Issues of preferences shares are considered to constitute equity instruments if, and only if:

•

They do not include a contractual redemption obligation for the issuer, for a fixed or determinable amount at a fixed or determinable future date, or give the holder the right to require the issuer to redeem the instrument; and

•	Interest is payable at the discretion of the issuer.

In the case of issues of preference shares carried out by a subsidiary of the Unión Fenosa Group, the amount received is classified in the consolidated balance sheet under “Minority Interests”.

ii) Shares of the Parent

The shares of the Parent held by consolidated companies are deducted from equity and are measured at acquisition cost, made up of the amount paid in the acquisition plus the transaction costs, and they are not re-measured subsequently. The difference between the consideration received in sales of treasury shares and their carrying amount is recognised directly as a change in equity, net of the related tax effect.

b) Financial liabilities

The amount of the financial instruments that do not qualify for recognition as an equity instrument is classified as a liability instrument or financial liability.

i) Debt instruments and bank borrowings

Debt instruments and bank borrowings are initially recognised at the proceeds received less the expenses incurred in the transaction, including issue costs, and the fees and premiums payable on settlement or redemption. Subsequent to initial recognition, they are measured at their amortised cost using the effective interest method and, therefore, the aforementioned expenses related to the issue of the liability financial instrument, to the extent that they give rise to a difference between the amount initially recognised and that which will have to be disbursed on repayment, are recognised like the related interest as an expense in the consolidated income statement, on an time proportion basis over the life of the liability, increasing the amount recognised to the extent that the interest is not settled in the period in which it arises.

ii) Trade payables

Payables arising from trading transactions are measured at the fair value of the payment obligation assumed and, after initial recognition, they are measured at amortised cost, using the effective interest method for those maturing at long term.

iii) Liability instruments at fair value

As a general rule, financial liabilities are measured at amortised cost although, exceptionally, the Unión Fenosa Group measures financial liabilities at fair value in the following cases:

•	The derivative financial instruments that are part of a hedging transaction, which are accounted for in accordance with the specific rules for hedge accounting.

•

In order to eliminate an accounting mismatch in the recognition of a foreign currency loan, the risk associated with which was partially hedged with various financial swap contracts, the Group applied to this transaction the fair value option permitted by the amendment of IAS 39 approved by the European Commission on 15 November 2005 in Regulation 2005/1864/EC. Consequently, both the loan in question and the derivative financial instruments were classified as at fair value, with the changes in fair value being recognised through “Net Finance Costs” in the consolidated income statement. The changes in fair value were caused only by changes in market conditions.

c) Derecognition of financial liabilities

The Unión Fenosa Group derecognises a financial liability when the obligation arising therefrom has been settled or cancelled or when it has expired.

d) Reclassifications

In 2008 there were no noteworthy reclassifications of financial liabilities among the various categories.

06.14. Deferred income

a) Government grants

Grants are recognised when the companies have proof that they have been officially approved. They are measured at the fair value of the amount awarded. Government grants related to the construction or purchase of non-current assets are recognised under “Deferred Income” (see Note 16) on the liability side of the consolidated balance sheet and are allocated to the consolidated income statement under “Revenue” over the estimated useful lives of the assets (see Note 06.04). Government grants related to future investments to be made are deferred and are recognised in the consolidated income statement over the period required to match them with the costs and the depreciation charges that they are intended to cover.

b) Other deferred income

“Deferred Income” (see Note 16) includes mainly the following items:

i)	Income recognised in relation to investments to improve quality and electricity infrastructure in rural areas, provided for in the Royal Decrees establishing the electricity tariffs in Spain, which are credited to income in proportion to the period depreciation on the related facilities.

ii)	Amounts received from combined heat and power companies as a result of investments required to transmit the power they produce to the grid and as compensation for power losses in the network. These amounts are credited to income in proportion to the period depreciation on the related facilities brought into service.

iii)	Connection charges relating to extension facilities and facilities for the reduction of reactive energy, which are credited to income in proportion to the period depreciation on the related assets.

iv)	The rights to use certain facilities, which are credited to income on the basis of the effective decline in the carrying amount of the rights or, where appropriate, on a straight-line basis over the related contract term (between 5 and 50 years).

06.15. Post-employment benefit obligations and other provisions

a) Post-employment benefit obligations

Certain Group companies have post-employment benefit obligations of various kinds to their employees. These obligations are classified by group of employees and may relate to defined contribution or defined benefit plans.

Under the defined contribution plans, the contributions made are recognised as expenditure under “Staff Costs” in the consolidated income statement as they vest, whereas for the defined benefit plans actuarial studies are conducted once a year by independent experts using market assumptions (see Note 17) and the expenditure relating to the obligations is recognised on an accrual basis, classifying the normal cost for the current employees over their working lives under “Staff Costs” and recognising the associated finance cost by applying the rates relating to investment-grade bonds of periods similar to those of the obligation recognised at the beginning of each year (see Notes 24 and 26).

b) Other employee benefit obligations

The Group recognises the expense relating to termination benefits in full when there is an agreement or when the interested parties have a valid expectation that such an agreement will be reached that will enable the employees, individually or collectively and unilaterally or by mutual agreement with the company, to cease working for the Group in exchange for a termination benefit.

The consolidated balance sheet at 31 December 2008 includes a provision of EUR 60 million to meet the estimated cost of terminating the employment relationship with certain employees and executives of the Parent and some of the subsidiaries (see Note 18.b). These provisions were recognised as short-term provisions in view of the high probability of the termination of these employment relationships.

Also, the Group is obliged to pay certain amounts, until the retirement date, to the group of employees that were affected by collective redundancy procedures in previous years, pursuant to the specific agreement reached that covers all the employees affected (see Note 17) or, in certain cases such as that of Centrales Nucleares Almaraz-Trillo, A.I.E., to supplement the employees’ benefits under the collective redundancy procedure duly approved by the government.

c) Changes in actuarial liabilities

The actuarial differences arising from changes in the assumptions used to measure the obligations, arising from the plans mentioned in the preceding section and the assumptions relating to the post-employment obligations assumed, give rise to actuarial losses and gains which are recognised in equity in full, net of the related tax effect, pursuant to the amendment of IAS 19 published in the Official Journal of the European Communities on 24 November 2005. The actuarial differences arising from changes in the nature of the obligations assumed are recognised directly in the consolidated income statement.

d) Share-based payments

Pursuant to the resolution adopted by the shareholders at the Annual General Meeting of Unión Fenosa, S.A. on 23 April 2008, the Board of Directors established an option plan on Unión Fenosa, S.A. shares for the members of the management team of the Parent and of the main Group companies (see Note 21).

The accounting treatment applied corresponds to that of a share option plan that will be settled cashless for cash, in relation to which call and put options were arranged. On the basis thereof, the plan was accounted for at each of the Group companies with plan participants as follows:

•

Rights of plan beneficiaries: as the beneficiaries render service at the various Group companies and the related right vests over a period of five years -the aforementioned right may be exercised on a cumulative basis three times from the third, fourth and fifth years onwards- a liability is recognised under “Remuneration Payable” with a charge to “Staff Costs”.

•

Hedging instruments: the option, for all the shares included in the plan, is measured as the difference between the option exercise price and the market price of Unión Fenosa, S.A.’s shares at the end of each period. Changes in the value of hedging instruments, net of the related finance costs, between successive periods are recognised under “Current Financial Assets—Derivatives”, with a credit to “Revaluation Reserves”.

•

The amount presented under “Staff Costs”, corresponding to the amount vested by plan beneficiaries during the accounting period, is offset in the consolidated income statement through a charge for the same amount to “Revaluation Reserves”.

•

In addition, since at the date of preparation of these consolidated financial statements there was reasonable certainty that the share options would be exercised at short term, the rights of the plan beneficiaries were considered to be fully vested and the liability was recognised in full under “Remuneration Payable” with a credit to “Revaluation Reserves”. Also, on the basis of the terms and conditions of the agreement entered into by ACS Actividades de Construcción y Servicios, S.A. and Gas Natural SDG, S.A. (see Note 15.01), the value of the put option, which is recognised in the consolidated income statement, is zero.

•

Lastly, it should be noted that the amount of the call and put option premium was recognised in the consolidated income statement and all the costs incurred as a result of hedging the share option plan in 2008 were recognised under “Finance Costs” with a credit to “Derivatives”, in which the value of the hedging instrument is reflected.

As discussed previously, both the obligations to plan participants and the share option were measured as the difference between the market price of the shares at the end of the period and the exercise price, since the market price, in this case, reflects the expectations of the market in relation to an overall call transaction at a pre-established price and, consequently, the difference with respect to the exercise price approximates the fair value of the two.

e) Other provisions

Provisions are recognised when the following conditions are met:

•	The Group has a present obligation as a result of a past event.

•	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

•	A reliable estimate can be made of the amount of the obligation.

Provisions are used to cater for the specific obligations for which they were originally recognised. Provisions are fully or partially reversed when such obligations cease to exist or are reduced. The provisions are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year.

i) Tax contingencies

In connection with claims and legal proceedings relating to various tax issues with the local tax authorities in the countries in which it operates, the Unión Fenosa Group has recognised in the consolidated balance sheet the present value of the probable amount that it estimates it will have to pay in order to settle the related obligations. The Group’s tax advisers and directors consider that the outcome of these proceedings and claims will not have a material effect on the consolidated financial statements for the years in which they are settled (see Note 18).

ii) Third-party liability

At the end of 2008 certain litigation and claims were in process against various Unión Fenosa Group companies. As in the cases of a tax nature referred to above, the Group’s legal advisers and directors consider that the outcome of these proceedings and claims will not have a material effect on the consolidated financial statements for the years in which they are settled (see Note 18).

iii) Dismantling of non-current assets and environmental restoration

The Unión Fenosa Group is obliged to dismantle certain facilities at the end of their useful life, such as those associated with nuclear power plants and mines, and to ensure the environmental restoration of the sites where they were located. The related provisions have been made for this purpose and the present value of the cost that the performance of these tasks would represent has been estimated which, in the case of the nuclear power plants, covers the period up to the date on which Enresa assumes responsibility for the decommissioning of the plants and the management of the radioactive waste (see Notes 06.02, 07 and 18).

iv) Onerous contracts

In contracts in which the obligations assumed give rise to unavoidable costs that exceed the economic benefits expected to be received under them, the related expense and provision are recognised for the amount of the present value of the difference.

v) Emission rights

Since 2005 the Spanish Group companies that make CO2 emissions in their electricity generation activity must deliver in April of the following year rights equal to the emissions made in the previous year.

The obligation to deliver emission rights for the CO2 made during the year is recognised under “Current Liabilities—Provisions” in the consolidated balance sheet, and the expense relating to the emissions made is classified under “Procurements” in the consolidated income statement (see Notes 08, 18 and 23).

If at the date of preparation of the consolidated balance sheet any Group subsidiary does not have all the CO2 emission rights required to cover the emissions made, the related expense and provisions are recognised at each company, without offsetting the shortfall with possible surplus rights at other Group companies, using the best estimate of the price that will have to be paid to acquire the rights required. The estimate is based on market prices and prices in actual transactions carried out after year-end.

The obligation to deliver emission rights can be met either through delivery of rights assigned at zero cost by the EU or through the delivery of emission reduction certificates, provided that the latter do not exceed 42% of the emission rights granted to the corresponding company at zero cost. The Unión Fenosa Group recognises consumption of the two types of emission right on a separate basis in the consolidated income statement.

If at year-end the carrying amount of the unused emission rights is below their market value, the carrying amount is written down through the recognition of an impairment loss on intangible assets.

06.16. Revenue and expense recognition

a) General

Revenue is recognised in the consolidated income statement provided that it can be measured reliably and it is probable that the economic benefits arising from the transaction will flow to the Group, and it is measured at the fair value of the consideration received or receivable.

Expenses are recognised in the consolidated income statement on an accrual basis, i.e. immediately when a disbursement does not give rise to future economic benefits or when the requirements for recognition as an asset are not met.

b) Revenue from the electricity activity

The Group recognises as revenue the remuneration of the electricity generation, transmission, distribution and retailing activities. The general framework in which the revenue obtained from the electricity business is recognised in the consolidated income statement is addressed in greater detail in Note 02 “Industry Regulation”, although the following specific cases should be added:

i)	For the electricity supplied in the Spanish regulated market, the excess production cost of this electricity with respect to the proceeds received from selling it under the tariff system (shortfall in revenue from regulated activities) has been recognised as revenue in the consolidated income statement since it meets the general criteria for revenue recognition and there is reasonable certainty that the amount thereof will be recovered.

ii)	The best estimate of the power and services supplied but not billed at year-end because the regular meter reading or service billing period does not coincide with the reporting date is recognised as revenue.

iii)	Access connection, inspection and coupling charges and meter rentals are recognised as revenue in the year in which the related services are contracted.

iv)	Royal Decree Law 7/2006, of 23 June, led to the disappearance of the costs of transition to competition (CTCs). This measure did not have any impact on the Unión Fenosa Group’s consolidated financial statements, because until that date they had been recognised as revenue since they were acknowledged in the Spanish electricity settlements system (i.e. due to their collection) and, accordingly, there were no assets in the financial statements yet to be recovered in connection with the collection of future CTCs.

v)	Power sales under bilateral contracts between Group companies were eliminated from “Revenue—Electricity Sales” and “Procurements—Electricity Purchases” (see Notes 22 and 23) in the consolidated income statement.

vi)	Under Ministry of Industry, Tourism and Trade Order ITC/400/2007, of 26 February, power sales arising from last resort supply contracts in Spain must be met through purchases on the organised market of power specifically used to supply these contracts. Consequently, these sales were accounted for as trading sales where only the margin obtained on the sale and purchase was recognised.

vii)	In the power purchase agreements arranged in Mexico, certain fixed charges not linked to the use of the facilities but rather which compensate the availability thereof and their maintenance are received from the Mexican Federal Electricity Commission (CFE) and are billed on the basis of a financial profile. This revenue is recognised on a straight-line basis over the term of the agreement, regardless of the billing schedule agreed upon.

c) Revenue from the rendering of services

Revenue from the rendering of professional services is recognised using the percentage of completion method. This method consists of measuring the services at cost, increased by the percentage of the profit margin relating to the stage of completion of each project, which in turn is arrived at, generally, by the quotient between the costs incurred and the total of the costs budgeted therefore. If the result of the project cannot be determined with the reliability required for the application of the aforementioned method, the completed contract method is used, whereby the revenue recognised relates to the costs incurred in the performance of the project at any given time, and all the profit is recognised on its completion. Under both methods, if it is probable that the total costs required to complete the project will exceed the revenue expected therefrom, the resulting difference is recognised immediately as an expense in the consolidated income statement for the year.

d) Swaps

When the swaps of goods or services are of a commercial nature, the cost of the item delivered is measured at fair value, and the related gain or loss on the transaction is recognised. For these purposes, a swap is considered to be of a commercial nature when:

i)	The risks, timing and amount of the cash flows from the asset received differ from those of the asset delivered;

ii)	The specific value for the activities of the entity is modified as a result of the swap; and

iii)	The difference between the aforementioned values is significant in relation to the fair value of the assets exchanged.

If the aforementioned conditions are not met, it is understood that the swap is not of a commercial nature and that no gain or loss arises therefrom.

e) Other income

Finance income is accrued on a time proportion basis, by reference to the principal outstanding and the effective interest rate applicable. Dividends from investments are recognised when the Group’s rights to receive payment have been established.

06.17. Income tax and deferred taxes

The income tax expense represents the sum of the current tax expense and any changes in deferred tax assets and liabilities.

a) Deferred tax assets and liabilities

The amount of the deferred taxes is determined on the basis of the temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred and other tax assets are recognised to the extent that it is probable that they will be recovered.

The tax effect of items recognised directly in equity is also recognised in equity.

Changes during the year in deferred tax assets or liabilities that do not arise from business combinations are recognised in the consolidated income statement or directly in equity in the consolidated balance sheet, as appropriate. Deferred tax assets and liabilities arising from business combinations and which are not recognised at the date of acquisition because their recovery is not assured are subsequently added to or deducted from goodwill. If no goodwill exists, the general method is applied.

The deferred tax assets and liabilities and tax loss and tax credit carryforwards are measured in the consolidated balance sheet at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled. In this regard, in 2006 the carrying amounts of these items were adjusted as a result of the reduction of the income tax rates in Spain and Colombia. This adjustment was made either in income or directly in equity, on the basis of the nature of each item of the related deferred tax asset or liability. In the case of Spain, the valuation adjustment was to the rate of 32.5% for differences to be reversed in 2007 and to 30% for differences to be reversed in subsequent years. Consequently, no other adjustments were required in 2007 or 2008.

The Group reassesses the carrying amount of the deferred and other tax assets recognised at each balance sheet date and the appropriate adjustments are made if there are doubts as to their future recoverability. Also, the deferred tax assets not recognised are analysed and they are recognised if their recovery, supported by sufficient evidence, is probable.

b) Tax credits and other tax relief

Income tax credits and relief recognised for accounting purposes because it is considered that they will be taken in the reporting year or in future years are deducted from the income tax expense for the year, unless there are doubts as to their realisation, in which case they are not recognised until they have effectively been taken.

06.18. Earnings per share

Basic earnings per share are calculated by dividing net profit or loss for the year attributable to the Parent by the weighted average number of ordinary shares outstanding during the year, excluding the average number of shares of the Parent held by the Group companies (see Note 30).

Diluted earnings per share are calculated by dividing the net profit or loss for the year attributable to ordinary shareholders adjusted for the effect attributable to the dilutive potential ordinary shares by the weighted average number of ordinary shares outstanding in the year, adjusted by the weighted average number of ordinary shares that would have been outstanding assuming the conversion of all the dilutive potential ordinary shares into ordinary shares of the Company. For these purposes, it is considered that the shares are converted at the beginning of the year or at the date of issue of the potential ordinary shares, if the latter were issued during the current period. Since there are no capital increases or share issues planned, basic earnings per share and diluted earnings per share are the same.

06.19. Cash flow statement

The following terms are used in the consolidated cash flow statements, which were prepared using the indirect method, with the meanings specified:

i)	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

ii)	Operating activities: the principal revenue-producing activities of the Group and other activities that are not investing or financing activities.

iii)	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

iv)	Financing activities: activities that result in changes in the size and composition of the equity and borrowings of the Group companies that are not operating activities.

v)	Dividends: the dividends collected and paid during the year were considered to be cash flows from financing activities.

07. Property, plant and equipment

The changes in “Property, Plant and Equipment” in the accompanying consolidated balance sheets in 2008 and 2007 were as follows:

PROPERTY, PLANT AND EQUIPMENT—2008

	Thousands of euros
Property, plant and equipment	Balance at 01/01/08	Changes in exchange rates	Changes in scope of consolida- tion	Additions	Transfers from in the course of construction	Disposals	Transfers and other	Balance at 31/12/08
Land and buildings	564,227	(1,356)	(67,611)	7,336	16,373	(5,277)	16,621	530,313
Plant and machinery	17,450,182	38,514	(134,720)	98,040	980,460	(174,498)	15,479	18,273,457
Other fixtures, tools, furniture and other items of property, plant and equipment	432,418	(2,677)	(7,973)	8,164	23,900	(13,661)	4,308	444,479
Advances and property, plant and equipment in the course of construction	998,475	6,947	24,951	1,288,268	(1,020,733)	(15,838)	(33,517)	1,248,553

TOTAL COST	19,445,302	41,428	(185,353)	1,401,808		(209,274)	2,891	20,496,802

Accumulated depreciation and net impairment losses
Land and buildings	(160,987)	(1,134)	906	(7,359)		1,909	26	(166,639)
Plant and machinery	(7,396,944)	(27,388)	57,618	(512,188)		107,205	(5,660)	(7,777,357)
Other fixtures, tools, furniture and other items of property, plant and equipment	(321,384)	3,414	3,968	(27,546)		12,161	893	(328,494)

TOTAL ACCUMULATED DEPRECIATION	(7,879,315)	(25,108)	62,492	(547,093)		121,275	(4,741)	(8,272,490)

Net impairment losses	(65,731)	(397)		(6,690)		8,528	1,931	(62,359)

CARRYING AMOUNT	11,500,256	15,923	(122,861)	848,025		(79,471)	81	12,161,953

PROPERTY, PLANT AND EQUIPMENT—2007

	Thousands of euros
Property, plant and equipment	Balance at 01/01/07	Changes in exchange rates	Changes in scope of consolida- tion	Additions	Transfers from in the course of construction	Disposals	Transfers and other	Balance at 31/12/07
Land and buildings	438,870	(3,794)	60,680	7,669	62,633	(4,750)	2,919	564,227
Plant and machinery	16,275,434	(254,076)	176,515	185,010	1,024,383	(85,599)	128,515	17,450,182
Other fixtures, tools, furniture and other items of property, plant and equipment	648,769	(8,866)	(11,817)	3,763	31,901	(91,491)	(139,841)	432,418
Advances and property, plant and equipment in the course of construction	1,152,717	(3,075)	8,779	958,698	(1,118,917)	(7,557)	7,830	998,475

TOTAL COST	18,515,790	(269,811)	234,157	1,155,140		(189,397)	(577)	19,445,302

Accumulated depreciation and net impairment losses
Land and buildings	(156,008)	790	645	(12,743)		2,367	3,962	(160,987)
Plant and machinery	(6,907,901)	58,770	(75,476)	(473,415)		60,424	(59,346)	(7,396,944)
Other fixtures, tools, furniture and other items of property, plant and equipment	(440,921)	4,681	5,294	(33,044)		91,366	51,240	(321,384)

TOTAL ACCUMULATED DEPRECIATION	(7,504,830)	64,241	(69,537)	(519,202)		154,157	(4,144)	(7,879,315)

Net impairment losses	(78,378)	194	(1,337)	(13,710)		21,680	5,820	(65,731)

CARRYING AMOUNT	10,932,582	(205,376)	163,283	622,228		(13,560)	1,099	11,500,256

a) Finance leases and similar transactions

“Plant and Machinery” includes a gross amount of EUR 173.8 million at 31 December 2008 and 2007 relating to the present value at the time of recognition of the payments that Unión Fenosa Gas, S.A. undertook to make when the time-charter agreements for the charter of two methane carriers used to transport LNG were entered into. These vessels, with capacities of 138,000 m3 and 140,500 m3 came into service in July 2004.

The term of these agreements is 25 years, extendible to 30 years, with the latter considered as the term for the calculation of the amortisation of the value of the rights. The obligations under these agreements are recognised under “Other Non-Current Liabilities” and “Other Current Liabilities” in the accompanying consolidated balance sheet, net of the implicit deferred finance charges (see Note 21).

Also, “Plant and Machinery” includes the present value of the lease payments payable, amounting to EUR 122.5 million in 2008 and EUR 128.9 million in 2007, for the lease of capacity at the Termovalle power plant in Colombia entered into by Empresa de Energía del Pacífico, S.A., E.S.P., whereby this subsidiary acquired the obligation to pay the consortium that owns the plant for the availability of 140 MW (70% of the plant’s total capacity) until 2018. The liability assumed is recognised under “Other Non-Current Liabilities” and “Other Current Liabilities” in the accompanying consolidated balance sheet, net of the implicit deferred finance charges (see Note 21).

In addition, “Plant and Machinery” includes the ten-year leases for the power islands of the Palos de la Frontera combined cycle plant, arranged by Unión Fenosa Generación in 2005 for EUR 368.7 million, and the ten-year leases of the power islands of the Sagunto combined cycle plant arranged by the same company in 2007 for EUR 344.4 million.

b) Non-current asset additions

The most significant additions in 2008 relate to the investments in the following facilities:

i)	Investments in generating facilities abroad, amounting to EUR 212 million, mainly at the Norte Durango combined cycle plant.

ii)	Investments in generating facilities in Spain, amounting to EUR 281 million, mainly at the Narcea and La Robla fossil-fuel plants as a result of the installation of the desulphurisation plants for their environmental adaptation pursuant to Royal Decree 430/2004, of 12 March, on Large Combustion Facilities, establishing new emission limits from 1 January 2008 onwards; at the Meirama fossil-fuel plant for the conversion of the boiler to imported coal (replacing the coal from the Lignitos de Meirama mines with coal with a low sulphur content), thereby complying with the emissions limits as established under Royal Decree 430/2004, on Large Combustion Facilities; in combined cycle plants in service; and in investments in spare parts for specific facilities.

iii)	Investments in generating facilities by companies in the renewable energy business, for amounts attributable to the Unión Fenosa Group totalling EUR 175.5 million in 2008, undertaken mainly by Energías Especiales Alto Ulla, S.A.U., Energías Especiales Montes Castellanos, S.L.U., Eufer Renovables Ibéricas 2004, S.A.U. and Enel Unión Fenosa Renovables, S.A.

iv)	Investments in distribution facilities in Spain made mainly by Union Fenosa Distribución, S.A. for the distribution of electricity and other facilities amounting to EUR 319 million, and investments abroad amounting to EUR 97.5 million in 2008.

v)	Investments in mining facilities mainly in relation to acquisitions made by the South African company Kangra Coal (Proprietary), Ltd. and the adaptation of the coal-fired units of the Meirama fossil-fuel plant amounting to EUR 19 million.

vi)	Investments in electricity transmission facilities made mainly by Unión Fenosa Distribución, S.A. amounting to EUR 54 million.

vii)	Investment in spare parts for facilities corresponding mainly to strategic spare parts for the generation business in Spain amounting to EUR 18.6 million, strategic spare parts for the combined cycle plants in Mexico amounting to EUR 26.4 million, other materials for the generation business amounting to EUR 6.5 million and other materials for the distribution business amounting to EUR 36.8 million.

c) Capitalised expenses

The Unión Fenosa Group capitalised operating expenses, relating mainly to work performed by Unión Fenosa Group personnel on property, plant and equipment, amounting to EUR 74.2 million in 2008 (2007: EUR 74.5 million), and borrowing costs amounting to EUR 42.4 million in 2008 (2007: EUR 30 million).

d) Transfers to property, plant and equipment in use

In 2008 the Sabón (A Coruña) combined cycle plant came into service, specifically on 28 July, and Unit II of the La Robla (León) fossil-fuel plant was environmentally adapted on 20 August, and the related transfers, amounting to EUR 347.8 million, were made from “Property, Plant and Equipment in the Course of Construction”. The transfers to property, plant and equipment in use totalled EUR 487 million.

In 2007 the desulphurisation plant at the La Robla fossil-fuel plant came into service.

e) Non-current asset derecognitions

The non-current assets derecognised in 2008 included most notably the assets derecognised at Unión Fenosa Generación, S.A., mainly fungible materials used at the Palos combined cycle plant amounting to EUR 47.4 million and the derecognition of nuclear fuel amounting to EUR 16.6 million; at Unión Fenosa Distribución, S.A., mainly in relation to electricity distribution facilities and other electricity facilities for a gross amount of EUR 43.3 million and the derecognitions due to obsolescence at Lignitos de Meirama, S.A. and Compañía Española de Industrias Electroquímicas, S.A. amounting to EUR 22 million.

The derecognitions of non-current assets in 2007 included most notably the obsolete assets in use derecognised by Unión Fenosa Distribución, S.A. and Unión Fenosa, S.A., consisting mainly of transmission and distribution facilities and other items of property, plant and equipment (computer equipment and materials), with a gross cost of EUR 102 million (net EUR 12 million).

f) Depreciation

The period property, plant and equipment depreciation charge is recognised under “Depreciation and Amortisation Charge” in the accompanying consolidated income statement. EUR 547.1 million were recognised in this connection in 2008 (2007: EUR 528.3 million).

The detail of the most significant generating facilities that had been fully depreciated at 31 December 2008 (gross historical cost per books of EUR 101.4 million) and that are currently in service is as follows:

•	Aceca fossil-fuel plant

•	Narcea (Unit 1) fossil-fuel plant

•	El Pelgo hydroelectric plant

•	Láncara hydroelectric plant

The detail of the most significant facilities the initial investment in which had been fully depreciated at 31 December 2008 (gross cost per books of EUR 308 million) and which are currently in service is as follows:

•	La Robla (Unit I) fossil-fuel plant

•	Sabón (Units I and II) fossil-fuel plant

•	Narcea (Unit II) fossil-fuel plant

Other less significant utility plant in service has also been fully depreciated.

g) Other disclosures

There were no significant commitments in 2008 that will have to be met in future years as the combined cycle construction projects of Unión Fenosa Generación, S.A. progress. However, there were other commitments attributable to the Unión Fenosa Group amounting to EUR 29 million in 2008 (2007: EUR 13 million), which relate to investments in the gas business.

The Group has taken out insurance policies to cover the possible risks to which its property, plant and equipment are subject and the claims that might be filed against it for carrying on its business activities. These policies are considered to adequately cover the related risks.

The Unión Fenosa Group does not have any significant property, plant and equipment title to which is restricted.

“Plant and Machinery” includes the following assets relating to property, plant and equipment dismantling and retirement costs:

i)	José Cabrera, Trillo and Almaraz nuclear power plant decommissioning costs until the date on which they are transferred to ENRESA, for a gross amount of EUR 38.7 million (net EUR 10 million).

ii)	Environmental restoration costs relating to the coal mines of Lignitos de Meirama, Pizarras Mahide and Kangra Coal for a gross amount of EUR 20.5 million (net EUR 2.7 million).

Lastly, the most notable impact due to changes in the scope of consolidation was the exclusion from the scope of consolidation of R Cable y Telecomunicaciones Galicia, S.A. (proportionately consolidated in 2007), which gave rise to a decrease in gross property, plant and equipment and accumulated depreciation attributable to the Unión Fenosa Group of EUR 219.8 million and EUR 62.1 million, respectively.

h) Energy saving and efficiency

In 2008 and 2007 the Unión Fenosa Group carried out various energy saving and efficiency projects which entailed a total investment of EUR 70 million and EUR 11 million, respectively.

The most significant projects carried out by the generation business in 2008 were as follows: the investments made at the Meirama power plant mainly in relation to its boiler; the replacement of the impellers at various hydroelectric facilities; and the increase in the useful life and in the availability while under inspection of the Narcea power plant. All these projects will lead to a substantial increase in the yield of the plants where the investments are made.

In the distribution area, the projects carried out in 2008 and 2007 relate to the design, development and implementation of improvements to the SEPLO (Expert Operations Planning System) tool, which includes the following modules:

•	Voltage stability

•	State observer

•	Short-circuit analysis

•	Optimum connection of transformers

08. Intangible assets

The changes in “Intangible Assets” in the accompanying consolidated balance sheet in 2008 and 2007 were as follows:

INTANGIBLE ASSETS—2008

	Thousands of euros
Intangible assets	Balance at 01/01/08	Changes in exchange rates	Changes in scope of consolidation	Additions	Disposals	Transfers and other	Balance at 31/12/08
Development expenditure	54,521	(216)		12,111	(3,889)	1,647	64,174
Intellectual property	491,360	6,251	(236)	5,327	(7,640)	2,148	497,210
Emission rights	12,189			76,173	(12,189)		76,173
Computer software	341,151	65	(19,133)	38,656	(44,853)	(6,703)	309,183
Leasehold assignment rights	2,101		(18)	7,054	(77)		9,060
Other intangible assets	46,366	(923)	(1,396)	8,912	(5,691)	(19,604)	27,664
Advances on intangible assets	2,846	9		865	(710)	(495)	2,515

TOTAL COST	950,534	5,186	(20,783)	149,098	(75,049)	(23,007)	985,979

Accumulated amortisation and net impairment losses
Development expenditure	(35,592)	(22)		(4,278)	2,703	(1,309)	(38,498)
Intellectual property	(58,728)	36	63	(12,643)	3,319	407	(67,546)
Computer software	(253,648)	(97)	13,050	(25,595)	41,588	3,224	(221,478)
Leasehold assignment rights	(401)			(46)			(447)
Other intangible assets	(23,578)	17	2,349	(1,170)	165	808	(21,409)

TOTAL ACCUMULATED AMORTISATION	(371,947)	(66)	15,462	(43,732)	47,775	3,130	(349,378)

Net impairment losses	(526)		36	(8,753)	71	662	(8,510)

CARRYING AMOUNT	578,061	5,120	(5,285)	96,613	(27,203)	(19,215)	628,091

INTANGIBLE ASSETS—2007

	Thousands of euros
Intangible assets	Balance at 01/01/07	Changes in exchange rates	Changes in scope of consolidation	Additions	Disposals	Transfers and other	Balance at 31/12/07
Development expenditure	67,773	(123)	(3,521)	7,820	(17,672)	244	54,521
Intellectual property	388,222	(174)	103,721	198	(1,822)	1,215	491,360
Emission rights	57,430			4,328	(49,569)		12,189
Computer software	333,130	(4,721)	7,081	30,361	(26,446)	1,746	341,151
Leasehold assignment rights	2,007		18	76			2,101
Other intangible assets	27,105	(23)	624	22,561	(3,452)	(449)	46,366
Advances on intangible assets	1,786		867	199	(6)		2,846

TOTAL COST	877,453	(5,041)	108,790	65,543	(98,967)	2,756	950,534

Accumulated amortisation and net impairment losses
Development expenditure	(46,493)	80	1,066	(3,844)	17,176	(3,577)	(35,592)
Intellectual property	(51,283)	31	2,959	(10,971)	536		(58,728)
Computer software	(251,625)	3,910	(4,163)	(27,960)	26,441	(251)	(253,648)
Leasehold assignment rights	(355)			(46)			(401)
Other intangible assets	(19,409)	68	(615)	(5,400)	1,665	113	(23,578)

TOTAL ACCUMULATED AMORTISATION	(369,165)	4,089	(753)	(48,221)	45,818	(3,715)	(371,947)

Net impairment losses	(7,249)		42	(71)	1,346	5,406	(526)

CARRYING AMOUNT	501,039	(952)	108,079	17,251	(51,803)	4,447	578,061

a) Emission rights

At 31 December 2008, the Unión Fenosa Group had recognised under “Emission Rights” the rights acquired to cover the annual emission shortfall amounting to EUR 76.2 million (3.9 million tons). As indicated in Note 06.06.b, in 2008 the emission rights granted at zero cost (9.6 million tons) were measured with a zero value. At 31 December 2007, the rights acquired to cover the annual emission shortfall (measured at acquisition cost) amounted to EUR 4.3 million (5.7 million tons).

b) Computer software

“Computer Software” includes most notably the corporate management systems developed by the Group, the platforms of which are used by most of the Group companies, and the management systems developed by the Group for specific use in the generation, distribution and sales areas.

The Unión Fenosa Group derecognises due to obsolescence any fully amortised computer software that has been replaced.

c) Other intangible assets

The goodwill arising from the acquisition of the Hidroprado hydroelectric plant amounting to EUR 11.2 million was transferred from “Other Intangible Assets” to “Plant and Machinery”.

d) Amortisation and impairment

The period intangible asset amortisation charge and impairment are recognised under “Depreciation and Amortisation Charge” in the accompanying consolidated income statement. In 2008 EUR 52.5 million were charged to income in this connection (2007: EUR 47.4 million).

09. Goodwill on consolidation

The detail of “Goodwill on Consolidation” in the accompanying consolidated balance sheets at 31 December 2008 and 2007 and of the changes therein in 2008 and 2007 is as follows:

GOODWILL ON CONSOLIDATION—2008

	Thousands of euros
Company	Balance at 01/01/08	Additions	Disposals	Translation differences	Other	Balance at 31/12/08
Unión Fenosa Generación, S.A.	66,196					66,196
Empresa Distribuidora de Electricidad Metro Oeste, S.A.	32,721			2,122		34,843
Kangra Coal (Proprietary), LTD.	32,575	13,189		3,577	(1,781)	47,560
Distribuidora Eléctrica de Oriente, S.A.	16,135			669		16,804
Distribuidora Eléctrica de Occidente, S.A.	14,339			897		15,236
Empresa Distribuidora de Electricidad Chiriqui, S.A.	8,100			525		8,625
Subgrupo Enel Unión Fenosa Renovables	7,841	9,764	(7,830)		(256)	9,519
Subgrupo Unión Fenosa Gas	7,758					7,758
Other	4,043	623		118		4,784

TOTAL	189,708	23,576	(7,830)	7,908	(2,037)	211,325

GOODWILL ON CONSOLIDATION—2007

	Thousands of euros
Company	Balance at 01/01/07	Additions	Disposals	Translation differences	Other	Balance at 31/12/07
Unión Fenosa Generación, S.A.	66,196					66,196
Empresa Distribuidora de Electricidad Metro Oeste, S.A.	36,804			(4,083)		32,721
Kangra Coal (Proprietary), LTD.		36,133		(3,078)	(480)	32,575
Distribuidora Eléctrica de Oriente, S.A.	20,962		(3,066)	(1,761)		16,135
Distribuidora Eléctrica de Occidente, S.A.	14,594	2,794		(3,049)		14,339
Empresa Distribuidora de Electricidad Chiriqui, S.A.	9,110			(1,010)		8,100
Gibb Portugal	4,710		(4,710)
Prointec, S.A.	4,131		(4,131)
Subgrupo Enel Unión Fenosa Renovables	4,116	3,725				7,841
Soluziona C y S Holding, S.A.	2,041		(2,041)
Subgrupo Unión Fenosa Gas	7,758					7,758
Other	2,596	2,239	(253)	(539)		4,043

TOTAL	173,018	44,891	(14,201)	(13,520)	(480)	189,708

The allocation to exploitation rights, under “Intellectual Property”, of the excess of the price paid over the value of the net assets acquired, arising from the acquisition of Kangra Coal (Proprietary) Ltd. in 2007, led to the recognition of a deferred tax item arising from non-allocable goodwill. In 2008 this goodwill was increased by EUR 13 million as a result of the change in the tax rate in South Africa.

In 2008 the Enel Unión Fenosa Renovables subgroup allocated the goodwill arising in prior years, giving rise to a decrease in unallocated goodwill amounting to EUR 7.4 million, in proportion to the percentage of ownership of the Unión Fenosa Group.

The period additions correspond to the deferred tax relating to the goodwill arising from the acquisitions made during the year and the allocation of the goodwill arising in prior years.

Also, in August 2008 Unión Fenosa Wind Australia PTY. LTD was acquired to develop wind farms in the future, allocating the difference in value thereto and giving rise to goodwill arising from deferred tax of EUR 0.6 million.

The goodwill arising as a result of deferred tax is amortised at the same rate as the aforementioned deferred tax is taken to the income statement. In 2008 an impairment loss on goodwill was recognised amounting to EUR 2.0 million, reducing the deferred tax as a lower income tax expense.

10. Non-current financial assets

The detail of “Non-Current Financial Assets” in the consolidated balance sheets for 2008 and 2007 is as follows:

NON-CURRENT FINANCIAL ASSETS—2008

	Thousands of euros
	Balance at 01/01/08	Additions	Disposals	Balance at 31/12/08
Loans to Group companies and associates	14,480		(651)	13,829
Available-for-sale financial assets	1,147,729	4,639	(87,716)	1,064,652
Other financial assets	438,897	570,954	(262,550)	747,301

TOTAL	1,601,106	575,593	(350,917)	1,825,782

NON-CURRENT FINANCIAL ASSETS—2007

	Thousands of euros
	Balance at 01/01/07	Additions	Disposals	Balance at 31/12/07
Loans to Group companies and associates	67,494	79	(53,093)	14,480
Available-for-sale financial assets	1,131,971	276,840	(261,082)	1,147,729
Other financial assets	340,152	118,280	(19,535)	438,897

TOTAL	1,539,617	395,199	(333,710)	1,601,106

The changes in non-current financial assets were as follows:

a) Loans to Group companies and associates

At 31 December 2008, “Loans to Group Companies and Associates” included the loan of EUR 12.6 million granted to Sociedade Galega do Medio Ambiente, S.A., the amount of which remained unchanged with respect to 2007 year-end.

b) Available-for-sale financial assets

The main available-for-sale financial assets, on which there are no restrictions or impairment losses and which were measured as indicated in Note 06.09, are as follows:

i)	The 1% ownership interest in Red Eléctrica Corporación, S.A. amounting to EUR 48.7 million at 31 December 2008 (31 December 2007: 1% ownership amounting to EUR 58.5 million).

ii)	The 5% ownership interest in the Cepsa Group, amounting to EUR 904.4 million at 31 December 2008 (31 December 2007: EUR 950 million).

iii)	The South African company Kangra Coal (Proprietary) LTD. holds 2.3% of the shares of Richards Bay Coal Terminal, an investment classified as an available-for-sale financial asset. At 31 December 2008, this investment amounted to EUR 28.5 million (31 December 2007: EUR 37.1 million).

iv)	The Colombian company Empresa de Energía del Pacífico S.A., E.S.P. measures its 4.76% ownership interest in Isagen, S.A. at fair value on the basis of the market price of the shares. At 31 December 2008, this investment was measured at EUR 74.5 million (31 December 2007: EUR 94.9 million for an ownership interest of 5.04%).

Also, in 2008 the 0.28% ownership interest of Empresa de Energía del Pacífico S.A., E.S.P. in Isagen, S.A. was sold, giving rise to the recognition of a pre-tax gain of EUR 3.7 million as a result of transferring the revaluation reserves associated with the investment sold to the income statement, which amounted to EUR 2.4 million.

At 31 December 2008, the 42.5% ownership interest of Compañía Española de Industrias Electroquímicas, S.A. in Cedisolar, S.A. amounting to EUR 4.4 million was classified as an available-for-sale financial asset.

c) Other financial assets

The financing of the shortfall in revenue from regulated activities is included under “Other Non-Current Financial Assets” since, based on current legislation, the Group is entitled to recover it and such recovery is not subject to future contingent factors.

The Unión Fenosa Group estimated at 31 December 2008 that the total industry shortfall for 2006 amounted to EUR 2,098 million, of which Unión Fenosa Generación, S.A. financed an estimated amount of EUR 198.9 million, after discounting the amounts recovered in the settlements of regulated activities in 2007 and 2008, recognising EUR 171.8 million and EUR 27.1 million under “Non-Current Financial Assets” and “Current Financial Assets”, respectively.

The estimated shortfall for the industry as a whole in 2008 amounted to EUR 4,732.2 million, of which Unión Fenosa Generación, S.A. finances 12.84%, EUR 551.1 million were recognised in this connection, after discounting the amounts recovered in the settlements for 2008, recognising EUR 506.4 million and EUR 44.7 million under “Non-Current Financial Assets” and “Current Financial Assets”, respectively. This shortfall was defined ex ante in Ministry of Industry, Tourism and Trade Order ITC/694/2008, of 7 March which, in addition, establishes the collection right corresponding to its financing and the related auction procedure.

In 2008 collections amounting to EUR 229.6 million were recognised, of which EUR 25.9 million relate to the 2006 shortfall, EUR 162.1 million to the 2007 shortfall, which was settled in full, and EUR 41.6 million to the 2008 shortfall.

11. Investments accounted for using the equity method

The detail of the investments in companies accounted for using the equity method and of the changes therein in 2008 and 2007 is as follows:

INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD—2008

	Thousands of euros
Company	Balance at 01/01/08	Additions	Share of profit for the year	Disposals/ transfers	Balance at 31/12/08
Indra	444,958	84,585	24,439	(17,185)	536,797
Sociedade Galega do Medio Ambiente, S.A.	20,342		1,820	(2,162)	20,000
Unión Fenosa Gas subgroup	12,167		9,067	(3,252)	17,982
Enel Unión Fenosa Renovables subgroup	640		1,060	1,366	3,066
Ensafeca Holding Empresarial, S.L.	4,314		15,272	(17,964)	1,622

TOTAL	482,421	84,585	51,658	(39,197)	579,467

INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD—2007

	Thousands of euros
Company	Balance at 01/01/07	Additions	Share of profit for the year	Disposals/ transfers	Balance at 31/12/07
Indra		429,540	15,418		444,958
Applus Servicios Tecnológicos, S.L.	139,985		2,537	(142,522)
Sociedade Galega do Medio Ambiente, S.A.	21,462	147	1,183	(2,450)	20,342
Unión Fenosa Gas subgroup	12,417		2,650	(2,900)	12,167
Enel Unión Fenosa Renovables subgroup	769		239	(368)	640
R Cable y Telecomunicaciones Galicia, S.A.	14,422			(14,422)
Ensafeca Holding Empresarial, S.L.	4,273		158	(117)	4,314
Other companies	(984)			984

TOTAL	192,344	429,687	22,185	(161,795)	482,421

In April and July 2008 a further ownership interest equal to 3% of the share capital of Indra was acquired for EUR 84.6 million.

In 2007 all the ownership interests of Unión Fenosa, S.A. in Soluziona Consultoría y Tecnología, S.L. (including its interest in Prointec, S.A.), Soluziona Internacional Servicios Profesionales, S.L.U. and Soluziona Seguridad, S.A.U. were exchanged for 18.06 million shares of Indra Sistemas, S.A., representing 11% of its share capital. This transaction gave rise to a consolidated gain before tax for the Unión Fenosa Group of EUR 150.3 million, which was recognised under “Income from Non-Financial Assets” (see Note 28). In April and May 2007 Unión Fenosa, S.A. acquired additional ownership interests of 3.10% and 0.90%, respectively, thereby increasing its investment in Indra Sistemas, S.A. to 15%.

At 2008 year-end the ownership interest was valued at EUR 537 million, including goodwill of EUR 408.7 million prior to allocation and a profit of EUR 24.4 million.

Of this goodwill, EUR 286.1 million was considered as such, while EUR 122.6 million was allocated to various assets of the Company. The detail of the assets to which the goodwill was allocated is as follows:

ALLOCATION OF GOODWILL TO ASSETS

Thousands of euros
Commercial relations	113,538
Land	5,332
Intangible assets	3,748

TOTAL	122,618

Commercial relations are amortised on a time proportion basis over the period in which the customer portfolio is expected to generate cash flows. Intangible assets are amortised over ten years.

In 2008 the Unión Fenosa Group recognised dividends totalling EUR 31.5 million, of which EUR 12.3 million correspond to Indra, EUR 15 million to Ensafeca Holding Empresarial, S.L., EUR 3.7 million to the companies in the Unión Fenosa Gas subgroup and EUR 0.5 million to the companies in the Enel Unión Fenosa Renovables subgroup, which gave rise to a decrease in the value of these investments.

12. Inventories

The detail of “Inventories” in the accompanying consolidated balance sheets at 31 December 2008 and 2007 is as follows:

INVENTORIES

	Thousands of euros
	2008	2007
Raw materials and other supplies	177,544	133,527
Goods held for resale	49,644	24,197
Finished goods	9,717	9,891

TOTAL	236,905	167,615

“Inventories” includes the value of coal, fuel oil and diesel inventories contributed by Unión Fenosa Generación, S.A., amounting to EUR 137.4 million at 31 December 2008 (31 December 2007: EUR 98.9 million). It also includes the value of the gas contained in the transmission network owned by Enagas in underground storage facilities and regasification plant tanks, in addition to the value of the LNG inventories located in the Damietta liquefaction plant tanks and in the methane carriers in transit, amounting to EUR 44.1 million at 31 December 2008 (31 December 2007: EUR 20.4 million).

The Unión Fenosa Group is meeting the requirements established by Ministry of Industry, Tourism and Trade Order ITC/3126/2005 on the maintenance of minimum safety stocks in various network facilities, gas pipelines, regasification plants and storage tanks.

13. Other assets

a) Trade and other receivables

The breakdown of “Trade and Other Receivables” is as follows:

TRADE AND OTHER RECEIVABLES

	Thousands of euros
	2008		2007
	Non-current	Current	Non-current	Current
Trade receivables	5,937	2,136,049	5,010	1,551,923
Receivable from Group companies and associates		44,995	53	39,909
Other current receivables	13	978	82	1,852

TOTAL	5,950	2,182,022	5,145	1,593,684

The Unión Fenosa Group considers that the carrying amount of trade and other receivables approximates their fair value and, where applicable, the related amounts are presented net of the related allowances for doubtful debts.

b) Other assets

The detail of “Other Assets” is as follows:

OTHER ASSETS

	Thousands of euros
	2008		2007
	Non-current	Current	Non-current	Current
Income tax asset		135,779		44,438
VAT and other tax receivables		143,880		232,256
Accrued social security taxes refundable		5,642		6,547
Guarantees and deposits given	84,027	35,054	75,124	37,152
Other assets	9,203	24,932	5,497	33,813

TOTAL	93,230	345,287	80,621	354,206

c) Cash and cash equivalents

Cash and cash equivalents totalled EUR 141.6 million at 31 December 2008 (31 December 2007: EUR 114.8 million), which were fully liquid and unrestricted as to their use.

14. Assets classified as held for sale

The detail of “Assets Classified as Held for Sale” at 31 December 2008 and 2007 is as follows:

ASSETS CLASSIFIED AS HELD FOR SALE

	Thousands of euros
Company	Assets classified as held for sale		Profit (Loss) of discontinued operations
	2008	2007	2008	2007
Manila Electric Corporation, INC (Meralco)		171,538
France Telecom España, S.A.		197,343
R Cable y Telecomunicaciones Galicia, S.A.			68,276
Other			(15,679)

TOTAL		368,881	52,597

a) Assets classified as held for sale

At 31 December 2008, there were no assets classified as held for sale.

At 31 December 2007, the Group’s investments in Manila Electric Corporation, Inc. and France Telecom España, S.A. were classified as held for sale.

On 23 January 2008, Unión Fenosa, S.A. sold its 9.14% indirect ownership interest in Manila Electric Corporation, Inc. (Meralco), the leading electricity distributor in the Philippine market, for USD 250 million, thereby attributing a value of USD 2,735 million to the company. The disposal gave rise to a pre-tax gain of EUR 154.6 million as a result of the transfer to profit or loss of the revaluation reserves associated with the ownership interest sold, which amounted to EUR 110.4 million after tax (see Note 27).

On 15 February 2008, Unión Fenosa S.A. sold its 2.51% ownership interest in France Telecom España, S.A. (formerly Auna Operadores de Telecomunucaciones, S.A.) for EUR 197.3 million, thereby attributing a value of EUR 7,860 million to the company. The disposal in 2008 gave rise to a pre-tax gain of EUR 135 million as a result of the transfer to profit or loss of the revaluation reserves associated with the ownership interest sold, which amounted to EUR 98.5 million after tax (see Note 27).

b) Profit (Loss) of discontinued operations

At 31 December 2008, “Profit (Loss) from Discontinued Operations” included the consolidated gain on the disposal of Unión Fenosa’s 35.44% ownership interest in R Cable y Telecomunicaciones Galicia, S.A., amounting to EUR 68 million, net of the related tax effect.

The results of valuation adjustments and indemnity payments for activities that were considered to be discontinued in prior years were also included under this heading.

15. Equity

The changes in equity accounts in 2008 and 2007 are detailed in the accompanying consolidated statements of changes in equity.

15.01. Share capital

At 31 December 2007, the share capital of Unión Fenosa, S.A. was represented by 304,679,326 fully subscribed and paid ordinary bearer shares of EUR 3 par value each, all of which are traded on the Spanish Stock Market Interconnection System and carry the same voting and dividend rights.

On 14 July 2008, the Company reduced the par value of its shares from EUR 3 to EUR 1 by splitting each outstanding share into three new shares with the amount of share capital remaining unchanged. After this transaction, the share capital of Unión Fenosa, S.A. was represented by 914,037,978 fully subscribed and paid ordinary bearer shares of EUR 1 par value each, all of which are listed on Spanish stock exchanges and are traded on the Spanish Stock Market Interconnection System.

On 7 June 2007, the shareholders at the Annual General Meeting of Unión Fenosa, S.A. authorised the Board of Directors, pursuant to Article 153.1b of the Consolidated Spanish Companies Law, to increase capital within a maximum period of five years, at one or several times, whenever the directors may consider it appropriate, by up to 50% of the share capital at the present date, with the possible disapplication of preferential subscription rights.

The Unión Fenosa Group manages its capital by establishing the following main objectives:

a)	the maintenance of financial stability in the short and long term, which allows it to at least renew its current credit rating and the solvency of its main management indicators; and

b)	the obtainment of the necessary financing for its investments, maintaining its borrowing levels within the limits established in its risk policy.

The gearing ratios of the Unión Fenosa Group in 2008 and 2007 were as follows:

GEARING RATIOS

	Thousands of euros
	2008	2007
Net debt	6,743,440	5,680,237
Equity of the Parent	5,270,870	5,103,835
Minority interests	1,241,795	1,168,639
Gearing	50.87%	47.52%

At 31 December 2008 and 2007, the significant ownership interests in Unión Fenosa, S.A.’s share capital were as follows:

SIGNIFICANT OWNERSHIP INTERESTS

	Total % of share capital
	2008	2007
ACS, Actividades de Construcción y Servicios, S.A.	35.31	40.47
Gas Natural SDG, S.A.	14.72
ING GROEP N.V.	3.00
Banco Pastor, S.A. (and Fundación Pedro Barrié de la Maza)	2.62	3.76
Caixa de Aforros de Vigo, Ourense e Pontevedra (Caixanova)	0.81	5.02
Caja de Ahorros del Mediterráneo		5.15
Caja de Ahorros de Galicia (Caixa Galicia)		5.03

In January 2008 the joint ownership interest of Banco Pastor, S.A. and Fundación Pedro Barrié de la Maza in the share capital of Unión Fenosa, S.A. was reduced to 2.62%.

On 8 January 2008, ACS Actividades de Construcción y Servicios, S.A. acquired 14,733,966 shares representing 4.836% of the share capital of Unión Fenosa, S.A., thereby increasing its total ownership interest to 45.306%.

Subsequently, on 30 July 2008, ACS Actividades de Construcción y Servicios, S.A. agreed to sell its entire ownership interest in Unión Fenosa, S.A. (45.306%) to Gas Natural SDG, S.A. for EUR 18.33 per share (this price was subsequently reduced to EUR 18.05 per share due to the 2008 interim dividend distributed by Unión Fenosa, S.A.). 10.00% of the shares were sold in 2008 and the sale of the remaining shares was put on hold until the related authorisations from the regulators and competition authorities were obtained.

On 14 August 2008, Caja de Ahorros del Mediterráneo (CAM) notified the Spanish National Securities Market Commission (CNMV) that it had disposed of its 5.15% ownership interest in Unión Fenosa, S.A.

On that same date, Gas Natural SDG, S.A. announced an agreement with UBS to acquire in the future the bank’s 5.15% ownership interest in Unión Fenosa, S.A.

On 12 December 2008, Caixanova transferred 4.72% of the share capital of Unión Fenosa, S.A. to Gas Natural SDG, S.A.

15. 02. Share premium

In 2008 and 2007 there were no changes in this consolidated balance sheet account.

The Consolidated Spanish Companies Law expressly permits the use of the share premium account balance to increase capital and does not establish any specific restrictions as to its use.

15.03. Treasury shares

At 31 December 2008 and 2007, no treasury shares were held by the Parent, its subsidiaries or any third party acting on behalf of the Parent. The Group held an average of 211,982 treasury shares in 2008 (2007: 391,988 shares).

Under the Spanish Companies Law, shares thus acquired must be disposed of within three years from the acquisition date, unless they are retired by reducing capital or, together with those held by the Parent and its subsidiaries, they do not exceed 10% of share capital.

15.04. Reserves

15.04.01. Revaluation reserve

Several Spanish Group companies revalued their property, plant and equipment pursuant to Royal Decree-Law 7/1996, of 7 June. As a result of the revaluation, a “Revaluation Reserve Royal Decree-Law 7/1996, of 7 June” account was recognised. On 22 December 1998, the balance of the reserve of the Parent, which amounted to EUR 830 million, was approved by the tax authorities and, accordingly, from that date, it could be used to offset accounting losses and increase share capital. After ten years have elapsed and in accordance with the foregoing, this reserve can be considered to be unrestricted.

15.04.02. Legal reserve

Under the Consolidated Spanish Companies Law, 10% of net profit for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

The legal reserve had reached the legally stipulated level at the Parent at 31 December 2008.

15.04.03. Reserves for translation differences

The detail of the translation differences included in equity, by company and calculated as indicated in Note 06.01, is as follows:

TRANSLATION DIFFERENCES

	Thousands of euros
	2008	2007
Electric utilities in Colombia	22,186	65,212
Electricity distributors in Moldova	15,612	(421)
Mining companies in South Africa	(15,487)	(3,661)
Electricity distributors in Nicaragua	(11,383)	(10,833)
Unión Fenosa Gas subgroup	(8,225)	(380)
UK companies	(4,034)	(2,930)
Electric utilities in Guatemala	(3,040)	(11,718)
Other companies	(4,163)	(16,643)

TOTAL	(8,534)	18,626

15.04.04. Revaluation reserves

The changes in “Revaluation Reserves” were as follows:

CHANGES IN REVALUATION RESERVES

	Thousands of euros
	Balance at 31/12/06	Change in market value	Allocated to profit or loss	Balance at 31/12/07	Change in market value	Allocated to profit or loss	Balance at 31/12/08
Available-for-sale-investments	754,324	255,547	(87,645)	922,226	(48,303)	(210,646)	663,277
Changes in the value of assets	78,656			78,656			78,656
Cash flow hedges	2,124	(3,406)		(1,282)	35,864	(65,233)	(30,651)
Other valuation adjustments		253		253	1,526	(1,779)

TOTAL	835,104	252,394	(87,645)	999,853	(10,913)	(277,658)	711,282

“Available-for-Sale Investments” reflects the effect on equity of the measurement of these financial assets at fair value, net of the related tax effect (see Note 10). These investments are mainly those in the Cepsa Group, Red Eléctrica Corporación, S.A. and Isagen, S.A. ESP, which reduced revaluation reserves, net of the related tax effect, in 2008 by EUR 31.9 million, EUR 6.8 million and EUR 8.9 million, respectively. In 2007 the main contributions were from the Cepsa Group, Red Eléctrica Corporación, S.A., France Telecom España, S.A. and Manila Electric Corporation, Inc., amounting to EUR 635 million, EUR 35.2 million, EUR 98.5 million and EUR 110.4 million, respectively.

The detail of the maturity of the revaluation reserve corresponding to cash flow hedges at 31 December 2008 is as follows:

MATURITY OF RESERVES FOR CASH FLOW HEDGES

	Thousands of euros
	2009	2010	2011	2012	Subsequent years	TOTAL
Interest rate hedges	(5,251)	(5,294)	(5,080)	(4,852)	(6,723)	(27,200)
Foreign currency hedges	(829)				(2,622)	(3,451)

TOTAL	(6,080)	(5,294)	(5,080)	(4,852)	(9,345)	(30,651)

15.04.05. Other reserves

“Equity—Reserves of the Parent and of Consolidated Companies” in the accompanying consolidated statement of changes in equity includes, inter alia, restricted reserves set up by Unión Fenosa, S.A., such as the legal reserve (see Note 15.04.02), as well as its retained earnings, and the reserves at fully and proportionately consolidated companies and at companies accounted for using the equity method including, inter alia, restricted reserves of Group companies other than the Parent.

15.05. Dividends

At the Annual General Meeting of Unión Fenosa, S.A. held on 23 April 2008, the shareholders approved the distribution of a final dividend out of the profit for 2007 of EUR 1 gross per share, for a total amount of EUR 304.7 million.

In December 2008 the Board of Directors of the Parent, Unión Fenosa, S.A., resolved to distribute an interim dividend out of the profit for the year of EUR 0.28 gross per share, giving a total gross dividend of EUR 255.9 million (2007: EUR 188.9 million). This interim dividend is presented in the consolidated balance sheet as a deduction from the equity of the Unión Fenosa Group.

15.06. Minority interests

The balance of “Minority Interests” reflects the equity of minority shareholders in the fully consolidated Group companies. Additionally, the balance of “Profit for the Year—Attributable to Minority Interests” in the consolidated income statement represents the equity of minority shareholders in the profit for the year.

The detail of “Equity—Minority Interests” at 31 December 2008 and 2007 is as follows:

MINORITY INTERESTS at 31 December 2008

	Thousands of euros
Companies	Share capital and reserves	Preference shares	Translation differences	Profit (Loss) for the year	Total
Unión Fenosa Preferentes, S.A.		750,000			750,000
Electric utilities in Colombia	449,363		(166,886)	33,519	315,996
Electricity distributors in Panama	52,627		(7,371)	14,063	59,319
Mining companies in South Africa	40,195		(2,593)	21,383	58,985
Unión Fenosa Gas subgroup	27,933		(7,371)	4,298	24,860
Electricity distributor in Moldova	6,634		499	247	7,380
Electricity producers in Costa Rica	8,598		(2,164)	447	6,881
Enel Unión Fenosa Renovables subgroup	5,028			1,155	6,183
Electricity producer in Kenya	7,442		(1,461)	(192)	5,789
Electricity distributors in Guatemala	2,511		(680)	1,903	3,734
Electricity distributors in Nicaragua	9,059		(6,678)	(874)	1,507
Electricity producers in Australia	1,246		(125)	(102)	1,019
Other companies	395		(18)	(235)	142

TOTAL	611,031	750,000	(194,848)	75,612	1,241,795

MINORITY INTERESTS at 31 December 2007

	Miles de euros
Companies	Share capital and reserves	Preference shares	Translation differences	Profit (Loss) for the year	Total
Unión Fenosa Preferentes, S.A.		697,753			697,753
Empresas eléctricas de Colombia	449,225		(150,880)	31,752	330,097
Empresas distribuidoras eléctricas de Panamá	50,208		(11,275)	13,925	52,858
Empresas mineras de Sudáfrica	38,200		(3,575)	1,964	36,589
Subgrupo Unión Fenosa Gas	31,831		(8,768)	249	23,312
Empresa distribuidora eléctrica de Moldova	7,181		(550)	1,178	7,809
Empresas generadoras eléctricas de Costa Rica	9,373		(2,534)	624	7,463
Subgrupo Enel Unión Fenosa Renovables	1,601			615	2,216
Empresa generadora eléctrica de Kenia	7,330		(1,790)	247	5,787
Empresas distribuidoras eléctricas de Guatemala	5,004		(1,748)	1,920	5,176
Empresas distribuidoras eléctricas de Nicaragua	18,214		(8,523)	(10,489)	(798)
Otras sociedades	412		(90)	55	377

TOTAL	618,579	697,753	(189,733)	42,040	1,168,639

In 2005 Unión Fenosa Preferentes, S.A. issued preference shares for a face value of EUR 750 million, which are classified under “Minority Interests” (see Note 06.13). The main features of this issue are as follows:

Dividend: variable and non-cumulative: from the disbursement date (30 June 2005) to 30 June 2015, the dividend will be three-month Euribor plus a spread of 0.65%; from that date, it will be three-month Euribor plus a spread of 1.65%.

Dividend payments: dividends will be paid each calendar quarter in arrears. Payment is conditional on the obtainment by the Unión Fenosa Group of distributable profit, which is deemed to be the lower of net profit declared by the Unión Fenosa Group and that of the guarantor.

Term: perpetual. The issuer may retire the shares issued in full or partially after 30 June 2015. If the shares are retired, they will be retired for their par value.

Yield: payment of dividends will be preferred and non-cumulative and is conditional on the obtainment of distributable profit by Unión Fenosa, S.A. and on the payment of dividends to holders of the common shares. The issuer may opt to, but is not obliged to, make payment in kind to the shareholders by increasing the par value of the preference shares.

Guarantee: joint and several irrevocable guarantee from Unión Fenosa, S.A.

Voting rights: none.

16. Deferred income

The detail of “Deferred Income” in the accompanying consolidated balance sheet is as follows:

DEFERRED INCOME

	Thousands of euros
	2008	2007
Grants related to assets	364,543	325,191
Deferred income	489,358	423,696

TOTAL	853,901	748,887

The grants related to assets received relate mainly to third-party contributions for the improvement of the Unión Fenosa Group’s electricity distribution facilities and are allocated to income in proportion to the period depreciation on the subsidised assets. In 2008 the balance of these grants amounted to EUR 364.5 million (31 December 2007: EUR 325.2 million).

Also, “Deferred Income” includes most notably the balance contributed by Unión Fenosa Distribución, S.A., which relates mainly to extension charges, reactive energy billings and autoproducer connection charges. It amounted to EUR 374.1 million at 31 December 2008 (31 December 2007: EUR 318.5 million). Also noteworthy is the contribution to this heading of the Group’s telecommunications network companies, in relation to the license to use the fibre optic network billed under long-term agreements. It amounted to EUR 55.7 million in 2008 (31 December 2007: EUR 48.8 million).

17. Post-employment benefit obligations

The changes in 2008 and 2007 in the post-employment benefit obligations recognised under “Non-Current Liabilities—Provisions” in the consolidated balance sheet were as follows:

POST-EMPLOYMENT BENEFIT OBLIGATIONS

	Thousands of euros
	2008	2007
Beginning balance	659,998	650,007
Changes in the scope of consolidation due to sale of companies		(59)
Changes due to exchange rate	(12,115)	(1,577)
Provisions	91,067	104,065
—charged to reserves	42,507	55,768
—charged to profit	48,560	48,297
—Staff costs	4,002	5,241
—Finance costs	44,514	43,056
—Gastos diversos	44
Transfer between provisions	(1)	85
Amounts used	(101,143)	(92,523)
—credited to reserves	(274)	(10,965)
—credited to profit	(13,236)	(463)
—pension payments	(87,633)	(81,095)

Ending balance	637,806	659,998

Most of the post-employment obligations of the Union Fenosa Group come from the Spanish companies Unión Fenosa, S.A., Unión Fenosa Distribución, S.A. and Unión Fenosa Generación, S.A. and from the Colombian companies Electrificadora del Caribe, S.A. E.S.P. and Empresa de Energía del Pacífico, S.A. E.S.P.

As regards the Spanish companies, the employees who retired prior to November 2002 and a residual portion of the current personnel, are entitled to defined benefit supplementary pension payments. This commitment has been externalised through insurance policies. There is no obligation other than to pay the insurance premiums, except for those arising from the updating of certain actuarial variables, basically the increase in the CPI and the retirement age.

Most of the Spanish companies’ current employees are participants in a jointly sponsored, employment-based defined contribution transferable pension plan for retirement benefits and a defined benefit plans for occupational risk, pursuant to current legislation. The Unión Fenosa pension plan is included in the “Unión Fenosa Pensiones Fondo de Pensiones” fund managed by Santander Pensiones, S.A., E.G.F.P. and deposited at Santander Investment Services, S.A. Lastly, certain defined contribution obligations not included in the aforementioned plan have been externalised through insurance policies.

The contributions to the aforementioned schemes are recognised as employee benefits as they vest. The prepayable amounts are recognised as an asset until they vest.

Unión Fenosa, S.A. jointly manages the externalisation of the pension obligations for Unión Fenosa, S.A., Unión Fenosa Distribución, S.A. and Unión Fenosa Generación, S.A., under an agreement signed by the parties, and pays, on the companies’ behalf, the related premiums or contributions arising from the maintenance of the pension obligations established. In 2008 and 2007 Unión Fenosa, S.A. updated its various insurance policies by arranging supplementary policies to ensure that its pension obligations were covered at all times.

There are also other defined benefit pension obligations at the Colombian electric utilities Electrificadora del Caribe, S.A. E.S.P. and Empresa de Energía Del Pacífico S.A. E.S.P, for which the accrued liability is covered on the basis of actuarial studies conducted in accordance with IFRSs.

Also, the liabilities incurred at 31 December 2008 and 2007 include other obligations to the employees of certain Spanish and Colombian companies, such as electricity consumption, educational grants and healthcare.

The actuarial valuation was performed individually by group of employees based on the projected unit credit method. At 31 December 2007 and 2008, the assumptions used to calculate the actuarial liability were as follows:

ACTUARIAL ASSUMPTIONS

	2008		2007
	Spain	Colombia	Spain	Colombia
Interest rate	5.10% - 6.19%	0.1281%	4.49% - 5.33%	0.10317%
CPI	0.025%	0.0765%	0.025%	0.047%
Mortality tables	PERM/F2000 GRM/F 95	TCMR ISS 80/89	PERM/F2000 GRM/F 95	TCMR ISS 80/89

The detail of the actuarial liabilities and externalised plan assets for the existing defined benefit obligations is as follows:

ACTUARIAL ASSETS AND LIABILITIES

	Thousands of euros
	2008	2007
Externalised plan assets (owned by the insurance companies)	762,797	736,375
Provision for post-employment benefits	637,806	659,998

The provisions recognised under “Staff Costs” and “Finance Costs” relate to the current employee costs and the finance costs of the related provisions accrued during the year (see Notes 24 and 26). The amounts recognised under “Equity” relate to the actuarial gains and losses arising from changes in assumptions.

In previous years the Unión Fenosa Group approved voluntary redundancy plans that enabled employees who met certain conditions to take early retirement prior to reaching retirement age. The provision recognised in this connection amounted to EUR 70.0 million at 31 December 2008 (31 December 2007: EUR 82.9 million).

In 2008 the provisions recognised with a charge to equity related mainly to the change in the actuarial assumptions associated with the post-employment benefit obligations at the Spanish companies amounting to EUR 27.7 million. The main changes are the modifications of the estimate of the future cost of healthcare and electricity. In 2007 provisions of EUR 55.7 million were recognised in equity mainly in connection with the modification of the estimated future cost of electricity.

The provisions for post-employment benefits for members of the Board of Directors were increased in 2008 by EUR 11.3 million. The series of changes in the shareholder structure from the beginning of 2008 to the date of preparation of the financial statements (see Note 15.01) made it advisable to modify the assumptions regarding the date on which directors will cease to discharge their duties.

18. Other provisions

The changes in 2008 in “Other Provisions” in the accompanying consolidated balance sheet were as follows:

a) Long term

The main long-term provisions are as follows:

OTHER PROVISIONS

	Thousands of euros
	2008	2007
Beginning balance	508,894	462,009
Change in the scope of consolidation	(10)	13,282
Period provision charged to income	75,895	104,465
Changes due to exchange rate	(65,092)	(30,057)
Ending balance	5,354	5,638
Amounts used	(71,741)	(43,856)
Changes due to exchange rate	(4,301)	(2,587)
Ending balance	448,999	508,894

The provision required to cover the costs of decommissioning nuclear plants amounted to EUR 58.9 million at 31 December 2008 (31 December 2007: EUR 67.9 million), as established in Electricity Industry Law 54/1997, of 27 November, Royal Decree 1349/2003, of 31 October, governing the activities of ENRESA and its financing, and Royal Decree-Law 5/2005, of 11 March, on urgent measures to foster productivity and to improve public procurement. This provision includes the costs that arise during the period of transfer of the plants and the value of the residual energy capacity of the last core, calculated on the basis of present current costs to which a discount rate of 6.5% is applied.

Lignitos de Meirama, S.A. had recognised a provision of EUR 22.9 million at 31 December 2008 (31 December 2007: EUR 36.8 million) in accordance with its plan to provide for mine abandonment expenses, which was approved by the tax authorities, as provided for in the Spanish Companies Law.

Kangra Coal (Proprietary), Ltd. had recognised a provision of EUR 12.1 million at 31 December 2008 (31 December 2007: EUR 11.7 million) to cover the environmental restoration expenses relating to the company’s mine.

Based on an evaluation of the expected cash flows of the Moldovan, Nicaraguan and Kenyan distributors, performed in accordance with the most stringent profitability criteria, and considering the good performance of the operating parameters of the businesses in 2008, the Unión Fenosa Group recognised an impairment loss of EUR 154.0 million on the assets at 31 December 2008 (31 December 2007: EUR 164.7 million) (see Note 28).

At 31 December 2008, the Group had recognised provisions to cover commercial investment commitments to improve distribution assets owned by third parties amounting to EUR 28.8 million.

Electrificadora del Caribe, S.A. E.S.P. contributed provisions amounting to EUR 26.4 million and EUR 29.3 million at 31 December 2008 and 2007 respectively, in order to cover the risks that might arise from litigation relating to civil and labour-related proceedings brought initially against the companies whose privatisation led to the incorporation of the aforementioned Group companies.

In Central America and the other areas provisions of EUR 26.7 million were charged to income to cover the risk of tariff adjustments due to differences in the costs incurred in purchasing electricity and the obligations relating to claims made by the electricity system regulators in connection with the calculation of tariffs.

Also, Unión Fenosa, S.A. contributed provisions of EUR 22.4 million in 2008 to cover the risks relating to the activity of companies which were deemed to be discontinued operations in prior years.

Lastly, the reversals with a credit to income include, inter alia, recoveries amounting to EUR 42 million relating to contingencies that it is considered will not finally arise due to the reassessment of the context of the risk according to which they were estimated by Unión Fenosa, S.A. and Electrificadora del Caribe, S.A. E.S.P.

b) Short term

Unión Fenosa, S.A. and certain Group companies have entered into employment contracts with certain executives that may be terminated under certain conditions. The agreements signed by certain shareholders of Unión Fenosa, S.A. and Gas Natural, S.A. with respect to the control of the former (see Note 15.01) make it reasonably certain that events will occur that will entitle the aforementioned executives to terminate their employment contracts in exchange for an indemnity. Since reasonable evidence exists, provisions of EUR 60 million were recognised under “Other Current Liabilities” in the accompanying consolidated balance sheet with a charge to staff costs to cover the costs related to the contractual indemnities and remuneration. Of this amount, EUR 44 million relate to executives and EUR 16 million to directors (see Note 32).

In addition, short-term provisions of EUR 60.9 million had been recognised at 31 December 2008 (31 December 2007: EUR 12.2 million) relating to CO2 emission rights. At 31 December 2008, the provisions recognised by the Group in this connection included the rights already acquired and those yet to be acquired, and the rights used during the year and those which will be delivered in 2009, amounting to EUR 46.0 million and EUR 14.8 million, respectively, and equal to a total of 3.6 million tons of CO2.

19. Bank borrowings

The breakdown of the Unión Fenosa Group’s bank borrowings in 2008 and 2007 is as follows:

FINANCIAL DEBT

	Thousands of euros
	2008		2007
	Non-current	Current	Non-current	Current
Borrowings from banks and third parties	3,764,938	500,560	2,623,990	687,149
Debentures and bonds	558,881	88,332	614,233
Other marketable securities	647,633	709,422	605,012	587,517
Derivatives	45,906		39,191
Finance leases	500,084	69,317	568,698	69,245

TOTAL	5,517,442	1,367,631	4,451,124	1,343,911

A portion of the financial debt of the Unión Fenosa Group is subject to the achievement of certain ratios (“covenants”) established by the lender and which, in the event of breach, would give rise to the early maturity thereof. However, the ratios established are being achieved satisfactorily.

Also, certain investment projects of the Unión Fenosa Group (production in Mexico, renewables, gas) were specifically financed through loans which include standard compliance clauses aimed at guaranteeing the cash flows of the investment which guarantee their repayment and the breach of which would imply the pledge of all of the shares relating to those projects to the creditors. The outstanding balance of the loans of this nature at 31 December 2008 was EUR 777.3 million (31 December 2007: EUR 744.2 million).

In 2008 and 2007 the Unión Fenosa Group satisfactory serviced all its matured financial debt. Consequently, at 31 December 2008 and 2007, there was no financial debt the contractual maturity of which would have taken place prior to the aforementioned dates. Similarly, at the date of preparation of the consolidated financial statements, no financial obligations had been breached by any of the Unión Fenosa Group companies.

The debt structure at 31 December 2008 and 2007, distinguishing between fixed interest-bearing and floating interest-bearing debt, after taking account of the effect of the derivative financial hedging instruments arranged for this purpose, was as follows:

DEBT STRUCTURE—2008 and 2007

	Thousands of euros
	2008	2007
Fixed rate	3,858,115	3,574,321
Floating rate	3,026,958	2,220,714

TOTAL	6,885,073	5,795,035

The fixed-rate debt also includes the borrowings arranged at source at fixed rates, borrowings arranged at floating rates and hedged by fixed interest rate swaps amounting to EUR 436.4 million and EUR 376.23 million, respectively, and borrowings hedged through caps and floors amounting to EUR 589.3 million and EUR 581.3 million at 31 December 2008 and 31 December 2007, respectively.

The estimated market value of the fixed-rate borrowings, less debt hedged with swaps and caps and floors, calculated on the basis of the market interest rates and maturity dates existing at 31 December 2008 and 31 December 2007 and the credit margin of the Unión Fenosa Group amounted to EUR 2,840.6 million and EUR 2,599.8 million, respectively. The sensitivity of the aforementioned amounts to interest rate fluctuations, in thousands of euros, is as follows:

CHANGE IN THE VALUE OF THE BORROWINGS—2008 and 2007

	2008		2007
	Change in interest rate		Change in interest rate
	+ 0.50%	- 0.50%	+ 0.50%	- 0.50%
Change in the value of the borrowings	(37,178)	35,897	(37,465)	38,801

19.01. Borrowings from banks and third parties

The detail, by currency and maturity, of the borrowings from banks and third parties at 31 December 2008 and 2007 is as follows:

BORROWINGS FROM BANKS AND THIRD PARTIES at 31 December 2008

		Thousands of euros
		Maturity
	Balance at 31/12/08	2009	2010	2011	2012	2013	Subsequent years
In euros	1,927,436	202,325	464,788	165,076	408,714	503,314	183,219
In currencies other than the euro	2,338,062	298,235	323,771	343,192	411,018	265,144	696,702

In currencies other than the euro	1,743,169	190,703	222,853	266,911	380,845	265,070	416,787
—US dollar	289,871	91,400	91,943	76,281	30,173	74
—Colombian peso	279,915						279,915
—Japanese yen	25,107	16,132	8,975

TOTAL	4,265,498	500,560	788,559	508,268	819,732	768,458	879,921

BORROWINGS FROM BANKS AND THIRD PARTIES at 31 December 2007

		Thousands of euros
		Maturity
	Balance at 31/12/07	2008	2009	2010	2011	2012	Subsequent years
In euros	1,309,468	259,083	184,496	99,059	59,058	351,162	356,610
In currencies other than the euro	2,001,671	428,066	162,733	238,617	184,852	378,936	608,467

—US dollar	1,455,647	261,454	114,300	198,284	137,559	340,791	403,259
—Colombian peso	314,992	165,409	42,187	34,158	41,166	32,072
—Japanese yen	200,960						200,960
—Other currencies	30,072	1,203	6,246	6,175	6,127	6,073	4,248

TOTAL	3,311,139	687,149	347,229	337,676	243,910	730,098	965,077

The bank borrowings bore average interest at 5.96% in 2008 and 6.16% in 2007.

The purpose of the debt denominated in US dollars is to finance investments whose functional currency is the US dollar. Effective hedges have been arranged for these transactions.

Also, at 31 December 2008, derivative financial instruments existed to hedge the foreign currency risk of the debt in yen (JPY 37,000 million) and of the equivalent Colombian peso value of a debt of USD 25.4 million.

At 31 December 2008, the Unión Fenosa Group had an undrawn amount of EUR 1,649.6 million, of which EUR 867.2 million related to the Parent (31 December 2007: EUR 2,672.6 million and EUR 1,572.5 million, respectively), which covers debt servicing for a period of at least 12 months.

The loans in currencies other than the euro are shown at their equivalent euro value at each year-end, calculated at the exchange rates then prevailing.

19.02. Debt instruments and other marketable securities

The detail, by maturity, of the Unión Fenosa Group’s non-current and current marketable securities at 31 December 2008 and 2007 is as follows:

MARKETABLE SECURITIES at 31 December 2008

		Thousands of euros
		Maturity
	Balance at 31/12/08	2009	2010	2011	2012	2013	Subsequent years
Non-convertible debentures and bonds	647,213	88,332	558,881
Preference shares	589,382						589,382
Other marketable securities	767,673	709,422	58,251

TOTAL	2,004,268	797,754	617,132				589,382

MARKETABLE SECURITIES at 31 December 2007

		Thousands of euros
		Maturity
	Balance at 31/12/07	2008	2009	2010	2011	2012	Subsequent years
Non-convertible debentures and bonds	614,233		46,957	567,276
Preference shares	581,322						581,322
Other marketable securities	611,207	587,517	23,690

TOTAL	1,806,762	587,517	70,647	567,276			581,322

“Non-Convertible Debentures and Bonds” includes mainly Euronotes totalling EUR 500 million issued at a fixed interest rate of 5% in 2003 by Unión Fenosa Finance, BV.

“Other Marketable Securities” includes the corporate promissory notes issued by Unión Fenosa, S.A. The average annual interest rates on the outstanding corporate promissory notes were 4.61% and 4.03% in 2008 and 2007, respectively.

The preference shares relate to the issue made by Unión Fenosa Financial Services USA, Llc. in 2003 for a total par value of EUR 609.2 million. The features of this share issue are as follows:

•

Dividend: variable and non-cumulative; three-month Euribor plus a spread of 0.25% APR with a cap of 7% and a floor of 4.25% until 20 May 2013, and three-month Euribor plus a spread of 4% APR from that date. The dividends accrued during the year are included under “Net Finance Costs” in the accompanying consolidated income statement.

•	Term: perpetual. The issuer has the option of retiring all or some of the shares early on or after 20 May 2013. If the shares are retired, they will be retired for their par value.

•	Yield: payment of dividends will be preferred and non-cumulative and is conditional on the obtainment of a consolidated profit or on the payment of dividends to holders of the common shares.

•	Guarantee: joint and several irrevocable guarantee from Unión Fenosa, S.A.

•	Voting rights: none.

19.03. Finance leases

The obligations under finance leases recognised under “Bank Borrowings” relate substantially in full to the discounted values of the obligations under the leases for the power islands of the Palos de la Frontera and Sagunto combined cycle plants. The detail, by scheduled maturity date, of these obligations is as follows:

OBLIGATIONS UNDER FINANCE LEASES

	Thousands of euros
	Minimum lease payments
	2008	2007
Obligations under finance leases:
Within one year	69,317	69,245
Between two and five years	277,589	277,408
After five years	222,495	291,290

Total obligations	569,401	637,943

20. Other financial liabilities

At 31 December 2008, “Other Financial Liabilities” included mainly EUR 257.3 million relating to accrued dividends and share premiums payable (EUR 189.5 million at 31 December 2007).

21. Other liabilities

a) Trade and other payables

“Trade and Other Payables” includes mainly the following:

TRADE AND OTHER PAYABLES

	Thousands of euros
	2008		2007
	Non-current	Current	Non-current	Current
Payable to suppliers		987,921		886,068
Trade and other payables	151,658	773,223	150,074	758,202
Payable to suppliers and creditors—Group companies and associates	5,949	67,349		51,159
Payable to non-current asset suppliers	5,632	105,455		74,942

TOTAL	163,239	1,933,948	150,074	1,770,371

“Trade and Other Payables” includes the discounted values of the obligations under the long-term time-charters arranged by Unión Fenosa Gas, S.A. for two methane gas tankers for the transportation of LNG and those relating to the lease of capacity at the Termovalle power plant in Colombia (see Note 07). The detail of the maturities established for these obligations and of the future finance charges is as follows:

OBLIGATIONS UNDER OTHER LEASES

	Thousands of euros
	Minimum lease payments
	2008	2007
Obligations under other leases:
Within one year	23,186	24,008
Between two and five years	92,867	92,161
After five years	280,083	291,464

Total obligations	396,136	407,633

Less: future finance charges	197,614	208,567

Present value of other lease obligations	198,522	199,066

There are no significant obligations under non-cancellable operating leases.

b) Other liabilities

The breakdown of “Other Liabilities” is as follows:

OTHER LIABILITIES

	Thousands of euros
	2008		2007
	Non-current	Current	Non-current	Current
Accrued interest payable		49,817		48,448
Income tax liability		181,605		76,617
VAT and other taxes payable		167,165		167,313
Accrued social security taxes payable		7,132		7,300
Remuneration payable		120,994		67,630
Deposits and guarantees received	147,272	4,710	137,018	318,612
Other payables	74,086	153,570	74,226	208,509

TOTAL	221,358	684,993	211,244	894,429

In 2008 the Board of Directors of the Parent of the Unión Fenosa Group, Unión Fenosa, S.A., drew up an option plan for Unión Fenosa, S.A. shares for executives of the Group and of the Group companies.

The plan relates to a total of 18,280,761 shares, equal to 2% of the share capital of Unión Fenosa, S.A. The share option rights were measured by applying the difference between the share price at year-end and the exercise price (EUR 14.18 per share, adjusted, where applicable, by the dividends distributed since the commencement date of the plan) to the total amount thereof.

The commencement date of the plan was 21 July 2008 and it will have a maximum duration of five years, i.e. until 21 July 2013. The options may be exercised in three equal parts, cumulative if the beneficiary so wishes, during the third, fourth and fifth years from the commencement date of the plan and they will be settled cashless for cash. The options that have not been exercised by the end of the fifth year from the beginning of the plan will extinguish. However, if a takeover bid is launched for the shares of Unión Fenosa, S.A. beneficiaries’ rights to exercise options on the remaining shares will be brought forward. The period for exercising the options in this case will begin when the CNMV has verified the prospectus for the takeover bid. The right to exercise the options would also be brought forward if the trading of Unión Fenosa, S.A. shares were suspended.

The obligations under the share option plan were covered by call and put options with banks for an equal number of shares at the same price of EUR 14.18 per share (see Note 06.15.d).

“Remuneration Payable” (see Note 6.15.d) in the accompanying consolidated balance sheet includes EUR 64.9 million relating to the obligation to the participants, measured as the difference between the exercise price and the market value of the shares included in the plan. “Current Financial Assets—Derivatives” in the accompanying consolidated balance sheet includes EUR 62.7 million relating to the measurement of the hedge after deducting the accrued and outstanding finance costs at the measurement date.

22. Revenue

The detail of “Revenue” in the accompanying consolidated income statement is as follows:

REVENUE

	Thousands of euros
	2008	2007
Electricity sales	5,252,723	4,273,745
Gas sales	374,110	346,173
Energy services rendered	1,041,442	1,006,994
Professional services rendered	167,871	159,844
Other sales	263,447	164,132
Sundry revenue	89,388	43,802

TOTAL	7,188,981	5,994,690

In 2007, in accordance with the Ministry of Industry, Tourism and Trade Order ITC/400/2007, of 26 February, the eliminations of power sales of Unión Fenosa Generación, S.A. to the organised wholesale production market, treated in the same way as bilateral transactions performed with Unión Fenosa Distribución, S.A. pursuant to Royal Decree Law 3/2006, of 24 February, under “Electricity Sales”, were only performed until the aforementioned Ministry of Industry, Tourism and Trade Order ITC 400/2007 came into force on 1 March 2007.

23. Procurements

The detail of “Procurements” in the accompanying consolidated income statement is as follows:

PROCUREMENTS

	Thousands of euros
	2008	2007
Electricity purchases	1,311,348	1,062,446
Gas consumed	322,917	219,998
Raw materials consumed	1,244,377	915,166
Energy services purchased	734,973	507,112
Purchases for the rendering of services	82,343	96,546
Other materials consumed	123,254	87,873
Changes in inventories of finished goods and work in progress	507	1,162

TOTAL	3,819,719	2,890,303

24. Staff costs

The detail of “Staff Costs” in the accompanying consolidated income statement is as follows:

STAFF COSTS

	Thousands of euros
	2008	2007
Remuneration	454,951	379,456
Social security costs	68,598	63,748
Employee and post-employment benefits	31,684	44,618

TOTAL	555,233	487,822

These accounts include, as remuneration of directors of Unión Fenosa, S.A. who have employment relationships or responsibilities at various executive levels, EUR 4.5 million in 2008 relating to salaries and other rights (2007: EUR 4 million) and EUR 0.4 million in 2008 relating to contributions to pension and similar plans (2007: EUR 0.3 million).

The average number of employees in the Unión Fenosa Group was 13,229 (2,910 women and 10,319 men) in 2008 and 12,952 (3,169 women and 9,783 men) in 2007.

25. Other expenses

The detail of “Other Expenses” in the accompanying consolidated income statement is as follows:

OTHER EXPENSES

	Thousands of euros
	2008	2007
Operating and maintenance expenses	194,219	212,513
Other outside services and sundry expenses	321,639	324,409
Taxes other than income tax	11,175	43,496
Impairment loss on accounts receivable	81,040	48,551

TOTAL	608,073	628,969

“Other Outside Services and Sundry Expenses” includes, among other items, research expenditure amounting to EUR 0.6 million at 31 December 2008 (31 December 2007: EUR 0.4 million) and the fees incurred by the consolidated companies for the audit of their financial statements, other assurance services and consulting services received. These expenses amounted to EUR 5.6 million in 2008 and to EUR 6.6 million in 2007, the detail being as follows:

AUDIT FEES

	Thousands of euros
	2008		2007
	Deloitte	Other firms	Deloitte	Other firms
Audit	2,559	247	2,323	267
Audit-related services	1,425	2	1,416	390
Other services	1,089	271	864	1,361

TOTAL	5,073	520	4,603	2,018

26. Net finance costs

The detail of “Net Finance Costs” in the accompanying consolidated income statement is as follows:

NET FINANCE COSTS

	Thousands of euros
	2008	2007
Borrowing costs	401,092	381,846
Net exchange differences	7,530	(18,268)
Return on internal provisions	51,244	44,645
Changes in the fair value of financial liabilities	8	(447)
Capitalised finance costs	(42,376)	(29,988)

TOTAL	417,498	377,788

The average interest cost on the total consolidated borrowings was 5.77% in 2008, as compared with 5.91% in 2007. The change was due to the drop in the LIBOR reference rate, which fell year-on-year by an average of 204 basis points with respect to 2007, and to the fall in the exchange rate in relation to interest paid on USD-denominated borrowings.

27. Income from financial assets

The detail of “Income from Financial Assets” in the accompanying consolidated income statement is as follows:

INCOME FROM FINANCIAL ASSETS

	Thousands of euros
	2008	2007
Return on financial assets	61,775	53,508
Changes in fair value of financial assets	(572)
Impairment loss on financial assets	6	(1,187)
Gain on disposal of financial assets	293,729	87,961

TOTAL	354,938	140,282

a) Return on financial assets

At 31 December 2008, “Return on Financial Assets” included the dividends received from the ownership interests held by the Unión Fenosa Group in the Cepsa Group, totalling EUR 14.7 million, and in Red Eléctrica Corporación, S.A., totalling EUR 1.5 million. In 2007 the dividends received from Cepsa and Red Eléctrica Corporación amounted to EUR 16.7 million and EUR 2.8 million respectively.

Lastly, interest income, together with the financial return on accounts receivable amounted to EUR 41.5 million in 2008 (2007: EUR 29 million).

b) Gain on disposal of financial assets

In 2008 “Gain on Disposal of Financial Assets” related mainly to the gains on the sale of Manila Electric Corporation, Inc. (Meralco) for EUR 154.6 million and on the sale of 2.51% of France Telecom España, S.A. for EUR 135 million (see Note 14.a).

In 2007 pre-tax gains of EUR 87.7 million were recognised under “Gain on Disposal of Financial Assets” arising from the sale of 2% of the ownership interest held by the Unión Fenosa Group in Red Eléctrica Corporación, S.A.

28. Income from non-financial assets

The detail of “Income from Non-Financial Assets” in the accompanying consolidated income statements for 2008 and 2007 is as follows:

INCOME FROM NON-FINANCIAL ASSETS

	Thousands of euros
	2008	2007
Changes in fair value of non-current non-financial assets	10,666	(41,476)
Gains (Losses) on disposal of non-current non-financial assets	(15,775)	254,638

TOTAL	(5,109)	213,162

a) Changes in fair value of non-current non-financial assets

In 2008 “Changes in Fair Value of Non-Current Non-Financial Assets” included the reversal of impairment losses on the investment made by the Unión Fenosa Group in the companies in Nicaragua and Moldova, totalling EUR 10.6 million. In 2007 impairment losses on the investments in Moldova and Kenya, totalling EUR 55 million, were recognised under “Changes in Fair Value of Non-Current Non-Financial Assets” whereas the impairment losses associated with the companies in Nicaragua, totalling EUR 13.5 million, were reversed. These reversals were measured in accordance with the economic parameters obtained from application of the Unión Fenosa Group’s risk policy.

b) Gains (Losses) on disposal of non-current non-financial assets

In 2008 the losses on the disposal of non-current non-financial assets relate to the losses on the disposal of the Trillo and Almaraz nuclear plants and to retirements due to obsolescence and replacement of spare parts by Unión Fenosa Generación, S.A., totalling EUR 2.9 million. They also include the sales and disposals of non-productive assets of Unión Fenosa Distribución, S.A., giving rise to a net loss of EUR 6.2 million, and the transfer to income of the translation differences arising from the capital reduction carried out by the distribution companies in Guatemala, totalling EUR 2.4 million.

The gains on the disposal of non current non-financial assets recognised in 2007 related mainly to the gain generated in January 2007 by the share exchange transaction involving the professional services business of the Unión Fenosa Group with Indra Sistemas, S.A. This gain amounted to EUR 150.3 million before tax. Furthermore, in November 2007, the gain on the sale of the ownership interest held by the Unión Fenosa Group in its associate Applus Servicios Tecnológicos, S.L. was recognised, amounting to EUR 100.4 million before tax.

29. Income tax and deferred taxes

29.01. Reconciliation of the Spanish tax rate to the effective tax rate applicable to the Group

The reconciliation of the statutory tax rate in force in Spain to the effective tax rate applicable to the Group is as follows:

RECONCILIATION OF TAX RATES

	Thousands of euros
	2008		2007
Profit before tax	1,658,501		1,463,797
Theoretical tax calculated at 32.5% (2007)/30% (2008)	497,550	30.0%	475,734	32.5%
Tax credits recognised	(71,052)	(4.3)%	(48,790)	(3.3)%
Non-taxable gain on the sale of shares	(9,806)	(0.6)%	(28,485)	(1.9)%
Effect of different foreign tax rates	(3,230)	(0.2)%	(3,451)	(0.2)%
Tax losses not recognised as assets	13,542	0.8%	9,130	0.6%
Change in tax rate			(514)	0.0%
Foreign taxes	28,560	1.7%	29,290	2.0%
Other	(14,103)	(0.9)%	2,487	0.2%

Income tax/Effective tax rate	441,461	26.6%	435,401	29.7%

The initial theoretical tax rate is calculated at 32.5% for 2007 and 30% for 2008, as these tax rates are regulated by Legislative Royal Decree 4/2004 approving the Consolidated Spanish Corporation Tax Law and Law 35/2006, of 28 November, amending the latter.

“Other” includes permanent differences not included in the previous sections.

29.02. Deferred tax assets and liabilities

The detail of the balances of the deferred tax assets and deferred tax liabilities in the accompanying consolidated balance sheets at 31 December 2008 and 2007 and of the changes therein is as follows:

DEFERRED TAX ASSETS

	Thousands of euros
	2008	2007
Provisions for post-employment benefits (Notes 06.15 and 17)	248,268	265,296
Other provisions (Notes 06.15 and 18)	175,051	221,027
Depreciation and amortisation charge	63,916	57,800
Allocation of income in accordance with tax methods	20,583	20,473
Tax credits	111,077	111,696
Tax losses	23,034	33,439
Other	78,997	83,753

Total	720,926	793,484

DEFERRED TAX LIABILITIES

	Thousands of euros
	2008	2007
Amortisation/Depreciation with different tax and accounting treatment	150,928	130,290
Assets at fair value:
Investments available and held for sale (Notes 10 and 14)	64,318	115,594
Revalued property, plant and equipment	74,282	80,565
Allocation of asset acquisition price (Note 06.06)	150,461	127,313
Borrowing costs capitalised on consolidation	26,655	26,949
Assets held under finance leases	24,174	12,581
Other	131,963	166,010

TOTAL	622,781	659,302

29.03. Unused tax credits and tax relief

The balance of the unused tax credits and tax relief at 31 December 2008 generated by the Parent and by the subsidiaries in the consolidated tax group amounted to EUR 111.1 million (31 December 2007: EUR 111.7 million).

The most significant amounts relate to tax credits for investments in export activities, amounting to EUR 77.5 million, and to tax credits for the reinvestment of extraordinary gains, amounting to EUR 31.4 million (31 December 2007: EUR 80.1 million and EUR 15.4 million, respectively).

The Group recognises these balances if it can be reasonably considered that they will be deducted in future years and that it is probable that the conditions established by the related tax legislation will be met in all cases.

The balances of these accounts are classified under “Deferred Tax Assets” in the accompanying consolidated balance sheet.

The Parent and certain companies in the consolidated tax group have taken tax credits for the reinvestment of extraordinary gains on certain items of income for the amounts included in the following table. All of the amounts obtained were reinvested at the related date. The amounts indicated in relation to Unión Fenosa, S.A. in 2004, 2005 and 2006 correspond to income obtained by Unión Fenosa Inversiones, S.A., with the exception of EUR 22 thousand, which were obtained by Unión Fenosa Consultoría, S.A., both of which were absorbed by Unión Fenosa, S.A. in 2007.

GAINS QUALIFYING FOR REINVESTMENT TAX CREDITS

Empresa	Year	Amount in thousands	Reinvestment date
Unión Fenosa, S.A.	2004	3,340	31/12/2004
	2005	194,906	31/12/2005
	2006	135,915	31/12/2006
	2007	303,828	31/12/2007

General de Edificios y Solares, S.L.	2002	815	26/12/2002
	2003	323	31/12/2003
	2004	21,896	31/12/2004
	2005	4,285	31/12/2005

Lignitos de Meirama, S.A.	2002	567	31/10/2002
	2003	976	31/12/2003
	2004	66	31/12/2004

Unión Fenosa Distribución, S.A.	2003	53,587	31/12/2003
	2004	28,621	31/12/2004
	2005	16,891	31/12/2005
	2006	352	31/12/2006
	2007	113	31/12/2007

Unión Fenosa Generación, S.A.	2003	149,342	31/12/2003
	2006	204	31/12/2006

Unión Fenosa Metra, S.A.	2004	8	31/12/2004

Unión Fenosa Redes de Telecomunicación, S.L.	2004	118	31/12/2004

Also, Unión Fenosa, S.A. intends to avail itself in 2008 of a reinvestment tax credit totalling EUR 53.5 million, the reinvestment for which was made in 2008.

As a result of the tax audits of the consolidated tax group’s income tax for 2000 and 2001 in 2007, the tax authorities questioned the applicability of the tax credit for export activities claimed by Unión Fenosa Internacional, S.A. (subsidiary of this consolidated tax group) during the aforementioned years. In this respect, the Company considers that there are sufficient grounds for obtaining a ruling in favour of the Group’s interests in this connection in the future. A decision has yet to be handed down in this connection by the Central Economic-Administrative Tribunal.

29.04. Tax losses, tax assets and timing differences not recognised

The detail, by maturity, of the tax losses, tax assets and timing differences not recognised because of uncertainties as to their recoverability is as follows:

TAX LOSSES, TAX ASSETS AND TIMING DIFFERENCES NOT RECOGNISED

	Thousands of euros
	Total	2009	2010	2011	2012	2013 and subsequent years
Tax losses	10,182			8,722	1,460
Deductible timing differences	18,379					18,379

30. Earnings per share

The basic earnings per share for 2008 and 2007 were as follows:

BASIC EARNINGS PER SHARE

	Thousands of euros
	2008	2007 made consistent with 2008	2007
Profit for the year attributable to shareholders of the Parent (thousands of euros)	1,194,025	986,356	986,356
Weighted average number of shares outstanding (thousands of shares) (excluding average number of treasury shares of the Group)	913,402	912,862	304,287
Weighted average number of shares outstanding (thousands of shares) (Note 15.01)	914,038	914,038	304,679
Average number of treasury shares of the Group (Note 15.03)	636	1,176	392
Basic earnings per share (euros)	1.31	1.08	3.24

As indicated in Note 15.01, the Parent split each outstanding shares into three new shares (3x1) and, therefore, the calculation of earnings per share in 2007 was made consistent with that for 2008.

The Unión Fenosa Group has not carried out transactions of any kind that have led to diluted earnings per share differing from basic earnings per share.

31. Guarantee commitments to third parties

At 31 December 2008, the Parent had been provided the following guarantees by banks to secure compliance by its subsidiaries with their various obligations:

OTHER GUARANTEE COMMITMENTS OF THE PARENT TO THIRD PARTIES at 31 December 2008

Thousands of euros
Group companies, associates and jointly-controlled entities:
—Unión Fenosa Generación, S.A.	119,778
—Unión Fenosa Distribución, S.A.	88,955
—Fuerza y Energía de Tuxpan, S.A. de C.V.	58,892
—Socoin Ingenieria y Construcción Industrial, S.L	42,914
—Unión Fenosa Comercial, S.L.	35,813
—Fuerza y Energía de Norte Durango, S.A. de C.V.	28,742
—Fuerza y Energía de Naco-Nogales, S.A. de C.V.	21,556
—Fuerza y Energía de Hermosillo, S.A de C.V	19,401
—Unión Fenosa Generación Mexico, S.A de C.V	17,655
—Nueva Generadora del Sur, S.A.	12,893
—Other companies	31,837

TOTAL	478,436

These guarantees, which cover obligations associated with the companies’ normal business activities with third parties, include most notably the following:

A counter-guarantee for the credit line arranged by Unión Fenosa Distribución, S.A., Unión Fenosa Generación, S.A. and Unión Fenosa Comercial, S.L. with Banco Bilbao Vizcaya Argentaria, S.A. provided to Mercado Español de Futuros Financieros Services S.A.U. (MEFF), which acts as beneficiary as instructed by the System Operator of the electricity production market regulated under the wording of Article 25 of Royal Decree 2019/1997. An aggregate amount of EUR 104.0 million had been drawn down against this credit line at 31 December 2008.

A counter-guarantee for the credit line arranged by Unión Fenosa Generación, S.A. with Banco Bilbao Vizcaya Argentaria, S.A. provided to OMI Clear—Sociedade de Compensaçao de Mercados de Energía S.A., which manages the settlement system of the MIBEL derivatives market (Spanish and Portuguese electricity market), in compliance with the operating rules of that market. The amount of this credit line at 31 December 2008 was EUR 30.0 million.

A guarantee for an aggregate amount of EUR 122.0 million provided to Operador del Mercado Ibérico de Energía, Polo Español, S.A. to guarantee that Unión Fenosa Distribución, S.A., Unión Fenosa Generación, S.A., Unión Fenosa Comercial, S.L., Nueva Generadora del Sur, S.A. and Generación Peninsular, S.A. will retain their status of operators in the electricity production market, pursuant to Royal Decree 2019/1997, of 26 December.

Guarantees for aggregate amounts of EUR 12.2 million and EUR 3.2 million, provided to MEFF Tecnología y Servicios, S.A.U. to guarantee that Unión Fenosa Generación, S.A. and Nueva Generadora del Sur, S.A., respectively, will meet their various obligations in relation to their participation in the CESUR auctions, as established by the Ministry of Industry, Tourism and Trade Order ITC 400/2007, of 26 February.

Guarantees amounting to EUR 85.9 million provided to Comisión Federal de Electricidad de México and EUR 19.4 million provided to El Paso Energy Marketing de Mexico in accordance with the Power Purchase Agreements (PPA) and fuel supply agreements, respectively, of Fuerza y Energía de Norte Durango, S.A. de C.V., Fuerza y Energía de Naco Nogales, S.A. de C.V., Fuerza y Energía de Hermosillo, S.A. de C.V., Fuerza de Energía de Tuxpan, S.A. de C.V. and Unión Fenosa Generación México, S.A. de C.V.

A guarantee amounting to EUR 40.9 million provided to Pemex Gas y Petroquímica de México in relation to the supply and purchase and sale agreements of Fuerza y Energía de Tuxpan, S.A. de C.V. for marketing the beneficiary’s products or services such as natural gas, liquefied gas, basic petrochemical products and hedging transactions.

Guarantees amounting to EUR 13.8 million provided to the Moroccan Office National de L’Electricité on behalf of Socoin Ingeniería y Construcción Industrial, S.L. in relation to the performance of contract no. SP840P4.

Guarantees amounting to EUR 11.6 million provided to the customs authorities of Gijón on behalf of Unión Fenosa Generación, S.A. to cover the taxes due for the import of shipments arriving at Gijón port.

Construction contract performance bond of EUR 11.3 million provided to the Sagunto Municipal Council for Unión Fenosa Generación, S.A.

Guarantees amounting to EUR 9.2 million provided to the Directorate-General of Energy Policy and Mines for Unión Fenosa Generación, S.A. relating to environmental assessment procedures and administrative authorisation of various case files corresponding to power plants.

At 31 December 2008, other Unión Fenosa Group companies had provided guarantees to third parties amounting to EUR 97.3 million, mainly for guarantees provided to producers for the purchase of power by the Colombia, Nicaragua and Panama distributors.

Also, Unión Fenosa Gas, S.A., a 50% owned investee of Unión Fenosa, S.A., has provided guarantees to secure the fulfilment of the obligations arising from its business activities. The amount in this connection at 31 December 2008 was EUR 29.9 million. The guarantees were provided to private entities, public authorities and banks to secure the performance of the obligations arising from its business activities.

Unión Fenosa, S.A. itself has been provided with guarantees by banks totalling EUR 14.6 million.

The Parent has also provided guarantees totalling EUR 1,618.7 million for the performance of certain obligations relating to the loans received by subsidiaries, mainly Unión Fenosa Financiación, S.A. and other Group companies.

The Parent has also guaranteed several share issues of various subsidiaries amounting to EUR 2,160.7 million (mainly for preference shares amounting to EUR 1,362.8 million and Unión Fenosa Finance, B.V. bonds totalling EUR 501.53 million).

The Company has also provided technical guarantees, mainly the lease of a methane tanker for EUR 53.2 million (equal to USD 74.0 million), and the guarantee amounting to EUR 54.0 million for 80% of the contract for the supply, installation, testing and start-up of 61 wind turbines at various wind farms.

The Unión Fenosa Group has acquired through Unión Fenosa Gas, S.A., in which it has an ownership interest of 50% (40% in the case of SEGAS), the following commitments relating to the gas business:

•	25-year gas purchase contract with Egyptian General Petroleum Corporation with take or pay purchase commitments for 4 bcm each year.

•	20-year take or pay gas purchase contract with the Sultanate of Oman for the supply of 2.2 bcm of gas each year from January 2006.

•

Also there are long-term contracts for the sale of gas with Unión Fenosa Generación S.A. and Nueva Generadora del Sur, S.A. that guarantee a significant portion of the future natural gas sales of the Union Fenosa Gas subgroup. These take or pay contracts have terms of 25 and 15 years, respectively, and the total volume committed is approximately 2.6 bcm/year in the case of Unión Fenosa Generación, S.A. and 0.5 bcm/year in the case of Nueva Generadora del Sur, S.A.

At 31 December 2008, Union Fenosa, S.A. and other Group companies had provided guarantees to banks for third parties amounting to EUR 1.9 million relating to home loans to employees.

32. Related party transactions

a) With subsidiaries, jointly controlled entities and associates

The Unión Fenosa Group’s transactions with its subsidiaries that form part of the Company’s normal business activities in terms of their purpose and terms and conditions were eliminated on consolidation. Therefore, they are not disclosed in this Note.

The transactions with jointly controlled entities and associates relate mainly to non-current loans granted, the balance of which at 31 December 2008 amounted to EUR 33.4 million (2007: EUR 36.4 million). The transactions were carried out on an arm’s length basis and they do not have to be disclosed to present fairly the equity, financial position and results of the operations of the Group.

b) With significant shareholders

The noteworthy transactions with significant shareholders, all of which were performed on an arm’s length basis, were as follows:

TRANSACTIONS WITH ACS AND GAS NATURAL—2008

	Thousands of euros
Type of transaction	ACS	GAS NATURAL
Revenue	2,025	3,526

Purchases and expenses
Purchases of items of property, plant and equipment	160,209	1
Services received	19,958	51,118
Purchases of assets	21,591	37,285
Other purchases and expenses	376	181

Repayment of loans	1,085
Other transactions	38

In January 2008 Unión Fenosa, S.A. paid an interim dividend of EUR 0.62 per share out of the profit for 2007. In July 2008 the Company paid a final dividend of EUR 1 per share out of the profit for 2007.

The transactions with banks that are significant shareholders of Unión Fenosa, S.A. were as follows:

TRANSACTIONS WITH SIGNIFICANT SHAREHOLDER BANKS

Type of transaction	Significant shareholder	Thousands of euros
		2008
Financing transactions
Cash regularisation facility	Banco Pastor	50,000
Cash regularisation facility	Caixa Galicia	19,482
Cash regularisation facility (repayment)	Caixanova	5,000
Credit facility (repayment)	Banca March	100,000
Loan	ING Belgium, S.A. Sucursal en España	150,895
Interest	Banco Pastor	1,203
Interest	Caixa Galicia	131
Interest	Caixanova	55
Interest	ING Belgium, S.A. Sucursal en España	7,237

Guarantees
Guarantees (outstanding)	Caja de Ahorros del Mediterráneo	26,707
Guarantees (outstanding)	Banca March	3,683
Guarantees (outstanding)	Banco Pastor	749
Guarantees (outstanding)	Caixa Galicia	382

Other transactions
Sale of ownership interest in R Cable (Note 14)	Caixanova	150,000
Services received	Caixanova	206
Services received	Banco Pastor	136
Services received	Caixa Galicia	80
Services received	Banco Pastor	102

•	Financing transactions:

In 2008 the credit facility for EUR 100.0 million that Unión Fenosa, S.A. had arranged with Banca March was repaid early and the cash regularisation facility for EUR 5.0 million arranged with Caixanova was repaid.

Unión Fenosa Financiación, S.A. arranged two new cash regularisation facilities with Banco Pastor and Caixa Galicia for EUR 50.0 million and EUR 6.0 million, respectively, and repaid the facilities for the same amounts that these banks had granted Unión Fenosa, S.A.

At 31 December 2008, Unión Fenosa Financiación, S.A. had arranged a loan denominated in US dollars with an equivalent euro value of EUR 150.9 million with ING Belgium, S.A. Sucursal en España. It had also arranged cash regularisation facilities totalling EUR 56.0 million with related entities, against which EUR 20.9 million had been drawn down.

•	Guarantees:

At 31 December 2008, Unión Fenosa, S.A. had guarantee lines with related companies, totalling EUR 31.1 million. In 2008 guarantees totalling EUR 5.6 million were issued through the facility arranged with Caja de Ahorros del Mediterráneo and payments totalling EUR 7.0 million were made. Guarantees amounting to EUR 1.7 million were issued through the facility arranged with Banca March and payments totalling EUR 3.5 million were made. Guarantees amounting to EUR 0.1 million under the facility arranged with Banco Pastor were discharged.

c) With companies related to the directors

The transactions with companies related to Unión Fenosa, S.A. as a result of having a common director, other than the aforementioned transactions, consisted of various purchases and expenses totalling EUR 0.7 million, services provided amounting to EUR 0.2 million and contributions received totalling EUR 0.2 million.

d) With the Parent’s directors and senior executives

i) Directors’ remuneration and other benefits:

REMUNERATION AND OTHER BENEFITS OF DIRECTORS

	Thousands of euros
	2008	2007
Remuneration:
Fixed remuneration	4,482	4,313
Variable remuneration	1,834	1,470
Attendance fees	948	939
Other benefits:
Pension funds and plans: contributions	2,418	2,482
Pension funds and plans: obligations	11,334	(2,845)
Life insurance premiums	1	1

In 2008 Unión Fenosa paid the deferred remuneration to the executives tied to the degree of fulfilment of the Unión Fenosa Group’s Business Plan for 2004-2007 which had accrued in full in prior years. The remuneration paid to executive directors totalled EUR 4.6 million.

Under the resolution adopted by the shareholders at the Annual General Meeting of Unión Fenosa, S.A. on 23 April 2008 authorising the Board of Directors to implement a share option plan for the management teams of the Group and the main Group companies, a share option plan on Unión Fenosa, S.A. shares was established on 21 July 2008. 4,000,000 shares were allocated to executive directors and 4,945,000 to the Management Committee.

Certain directors, including executive directors, are entitled to receive indemnity payments or remuneration in the event of certain circumstances arising associated with a change in the shareholders of Unión Fenosa, S.A. “Other Current Liabilities” in the accompanying consolidated balance sheet includes a provision of EUR 16.0 million, which was recognised with a charge to staff costs, to cover these expenses (see Note 18).

ii) Total remuneration by type of director:

TOTAL REMUNERATION BY TYPE OF DIRECTOR

	Thousands of euros
	2008	2007
Type of director
Executive directors	4,524	4,012
Non-executive proprietary directors	2,110	2,471
Independent non-executive directors	248	239
Other non-executive directors	382

Total	7,264	6,722

iii) The total remuneration and percentage with respect to the profit attributable to the Parent were as follows:

REMUNERATION WITH RESPECT TO THE PROFIT ATTRIBUTABLE TO THE PARENT

	Thousands of euros
	2008	2007
Total remuneration of directors (thousands of euros)	7,264	6,722
Total remuneration of directors/Profit attributable to the Parent (%)	0.608	0.681

iv) Non-director members of the Management Committee:

NON-DIRECTOR MEMBERS OF THE MANAGEMENT COMMITTEE

Name	Position
Juan Luis López Cardenete	General Manager, Networks
Carlos Martinez de Albornoz Bonet	Corporate General Manager
José Antonio de Tomás Alonso	General Manager, Business Development
José Maria Paz Goday	General Secretary, Regulation
Jesús Verde López	General Manager, Telecommunications and Systems
José Luis Zapata Pinar	General Manager, Generation
Juan Jose Gónzalez López	General Secretary, Control
José María Vázquez-Pena Pérez	General Manager, Resources
Alejandro Sanchez Bustamante	Legal Services Manager
José Manuel Velasco Guardado	Communications Manager

In 2008 the total remuneration earned by the members of the Management Committee who are not executive directors amounted to EUR 4.4 million plus EUR 0.6 million for pension plan contributions (a total of EUR 4.4 million in 2007).

33. Other disclosures concerning the Parent’s Board of Directors

Pursuant to Article 127 ter.4 of the Spanish Companies Law, introduced by Law 26/2003, of 17 July, which amended Spanish Securities Market Law 24/1988, of 28 July, and the Consolidated Spanish Companies Law, in order to reinforce the transparency of listed corporations, following is a detail of the companies engaging in an activity that is identical, similar or complementary to the activity that constitutes the company object of Unión Fenosa, S.A. in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge at those companies or at other companies in which they do not own equity interests:

DIRECTORS’ EQUITY INTERESTS

Director	Company	Ownership interest	Position
Pedro López Jiménez	Compañía Española de Petróleos, S.A. (CEPSA)	(*)	Director
	Indra Sistemas, S.A.	0.001	Deputy Chairman
	Dragados, S.A.	(*)	Director
	ACS, Actividades de Construcción y Servicios, S.A.	0.615	Director

Honorato López Isla	R Cable y Telecomunicaciones Galicia, S.A.	(*)	Chairman
	Indra Sistemas, S.A.	0.001	Director

José Luis Méndez López	Enagás, S.A.	(*)
	Sacyr Vallehermoso, S.A.	(*)	Director
	Repsol Ypf, S.A.	(*)
	Abertis Infraestructuras, S.A.	(*)
	Red Eléctrica Corporación, S.A.	(*)
	Iberdrola, S.A.	(*)

José María Arias Mosquera	Telefónica, S.A.	(*)
	Red Eléctrica Corporación, S.A.	(*)
	Iberdrola, S.A.	(*)
	Iberdrola Renovables, S.A.	(*)
	Repsol Ypf, S.A.	(*)
	Banco Pastor, S.A.	0.084	Chairman

Ángel García Altozano	Aúrea Fontana, S.L.	(*)	(1)
	Admirabilia, S.L.	(*)	(1)
	Clece,S.A.	(*)	Director
	Villa Áurea, S.L.	(*)	(1)
	Hochtief, AG	(*)	Director
	ACS Servicios y Concesiones, S.L.	(*)	Director

Director	Company	Ownership interest	Position
	Xfera Móviles, S.A.	(*)	Chairman of the Board of Directors
	Dragados Servicios Portuarios y Logísticos, S.L.	(*)	Director
	Iridium Concesiones de Infraestructuras, S.A.	(*)	Director
	Publimedia Sistemas Publicitarios, S.L.	(*)	Director
	ACS Servicios Comunicaciones y Energía, S.L.	(*)	Director
	ACS Telefonía Móvil, S.L.	(*)	(1)
	Roperfeli, S.L.	(*)	(1)
	Urbaser, S.A.	(*)	Director
	Abertis Telecom, S.A.	(*)	Director
	Societat Eólica de l’Enderrocada, S.A.	(*)	Chairman of the Board of Directors
	Energías Ambientales de Novo, S.A.	(*)	Chairman of the Board of Directors
	Energías Ambientales de Vimianzo, S.A.	(*)	Chairman of the Board of Directors
	Energías Ambientales de Somozas, S.A.	(*)	Chairman of the Board of Directors
	Energías Ambientales EASA, S.A.	(*)	Chairman of the Board of Directors
	Residencial Montecarmelo, S.A.	(*)	(1)
	Dragados Industrial, S.A.	(*)	Director
	SABA Aparcamientos, S.A.	(*)	Director
	Abertis Infraestructuras, S.A.	(*)	Director
	Dragados, S.A.	(*)	Director
	Cariátide, S.A.	(*)	(1)
	PR Pisa, S.A.	(*)	(1)
	Villanova, S.A.	(*)	(1)
	Novovilla, S.A.	(*)	(1)

Ernesto Gerardo Mata López	Compañía Española de Petróleos, S.A.	(*)	Director
	Applus Servicios Tecnológicos, S.L.	(*)	Deputy Chairman
	Ghesa, Ingeniería y Tecnología, S.A.	(*)	Director
	Abertis Infraestructuras, S.A.	(*)	Director
	Aumar, S.A.	(*)	Director
	Trigenia Inversiones, S.L.	(*)	Chairman

Luis Esteban Marcos	Inversiones Cotizadas del Mediterráno, S.L. (INCOMED)	(*)	Director

(*)	Does not hold any shares or holds an insignificant number.
(1)	Individual representing the sole director ACS, Actividades de Construcción y Servicios, S.A.

DIRECTORS’ EQUITY INTERESTS

Director	Company	Ownership interest	Position
José Luis del Valle Pérez	Continental Tires, S.L.	(*)	Chairman
	ACS Servicios y Concesiones, S.L.	(*)	Director-Secretary
	Dragados Servicios Portuarios y Logísticos, S.L.	(*)	Director
	ACS Servicios Comunicaciones y Energía, S.L.	(*)	Director-Secretary
	Inversiones Montecarmelo, S.A.	23.490
	FSC Servicios de Franquicia, S.A.	(*)	Chairman
	Clece, S.A.	(*)	Director
	Urbaser, S.A.	(*)	Director
	Sagital, S.A.	5.100
	Del Valle Inversiones, S.A.	33.330	Director
	Cobra Gestión de Infraestructuras, S.L.	(*)	Director-Secretary
	Continental Industrias del Caucho, S.A.	(*)	Chairman
	SABA Aparcamientos, S.A.	(*)	Director
	Iridium Concesiones de Infraestructuras, S.A.	(*)	Director
	Iberdrola, S.A.	(*)
	Ibérica de Autopistas, S.A.	(*)	Director
	Sociedad Española de Montajes Industriales, S.A.	(*)	Director-Secretary
	ACS, Actividades de Construcción y Servicios, S.A.	0.034	Director-Secretary
	Dragados, S.A.	(*)	Director-Secretary

José María Loizaga Viguri	ACS, Actividades de Construcción y Servicios, S.A.	0.100	Director
	Inversiones Europeas, S.L.	70.000	Deputy Chairman
	Cerro Bernardino, S.L.	100.000	Attorney
	Casa de los Carrascos, S.L.	100.000	Attorney
	Casa del Chirro, S.L.	100.000	Attorney

Julio Fernández Gayoso	Indra Sistemas, S.A.	(*)
	Enagas, S.A.	(*)
	Telefónica, S.A.	(*)
	Gas Natural SDG, S.A.	(*)
	Sacyr Vallehermoso, S.A.	0.002
	Caixa de Aforros de Vigo, Ourense e Pontevedra (Caixanova)	(*)	Chairman
	Repsol YPF, S.A.	(*)
	Iberdrola, S.A.	(*)

Julio Sacristán Fidalgo	ACS, Actividades de Construcción y Servicios, S.A.	(*)	Director

Manuel Delgado Solís	ACS, Actividades de Construcción y Servicios, S.A.	(*)	Director
	Refinería Balboa, S.A.	(*)	Director
	Dragados, S.A.	(*)	Director

María Victoria Vázquez Sacristán	Red Eléctrica Corporación, S.A.	(*)
	Acciona, S.A.	(*)
	Sacyr Vallehermoso, S.A.	(*)
	Telefónica, S.A.	(*)
	Promotora de Informaciones, S.A.	(*)
	Indra Sistemas, S.A.	(*)
	Caixa de Aforros de Vigo, Ourense e Pontevedra (Caixanova)	(*)	Deputy General Manager
	Iberdrola, S.A.	(*)
	Repsol YPF, S.A.	(*)
	Iberdrola Renovables, S.A.	(*)

Santos Martínez-Conde Gutiérrez-	Gas Natural SDG, S.A.	0.001

Director	Company	Ownership interest	Position
Barquín	ACS, Actividades de Construcción y Servicios, S.A.	0.002	Director
	Endesa, S.A.	(*)
	Repsol Ypf, S.A.	0.001
	Enagás, S.A.	0.002
	Iberdrola Renovables, S.A.	(*)
	Indra Sistemas, S.A.	0.001
	Abengoa, S.A.	0.002
	Iberdrola, S.A.	0.001

Vicente Sala Belló	Caja de Ahorros del Mediterráneo	(*)	Chairman

José Antonio Olavarrieta Arcos	Repsol Ypf, S.A.	(*)
	ACS, Actividades de Construcción y Servicios, S.A.	(*)
	Iberdrola, S.A.	(*)

Elías Velasco García	Repsol Ypf, S.A.	(*)
	Red Eléctrica Corporación, S.A.	(*)
	Iberdrola, S.A.	(*)

(*)	Does not hold any shares or holds an insignificant number.

34. Information on the environment

The Unión Fenosa Group makes a significant effort to protect the environment and equips its facilities with the resources required to guarantee compliance with environmental legislation, reduce the environmental impact of activities, avoid pollution, control and minimise emissions, effluents and waste, obtain new environmental certificates for facilities, improve environmental management and reporting systems and increase the training and awareness of employees, customers and suppliers in relation to environmental issues.

Pursuant to the UNE EN ISO 14001 Standard on environmental management, the Unión Fenosa Group has certified capacity of 93% of its total installed capacity and 70% of the total power supplied by the Company. It has also certified the Damietta liquefaction plant in Egypt, the power distribution and retailing business in Spain and Panama, the Company’s headquarters and the professional services company O&M Energy. In 2008 certification of the Sagunto and Sabón combined cycle plants, Unión Fenosa Gas and the Sagunto regasification plant was obtained and environmental management systems were implemented at Unión Fenosa Deocsa-Deorsa (Guatemala) and EPSA (Colombia).

The economic effort aimed at the prevention and reduction of pollution and its effects on the individuals and environment continued to grow in 2008, increasing by 24% from EUR 178.3 million in 2007 to EUR 221.4 million 2008, of which EUR 189.4 million relate to investments and EUR 32 million to expenses incurred in environmental management.

The most noteworthy environmental investments in 2008 were EUR 62.2 million in the wet desulphurisation units at the Narcea and La Robla fossil-fuel plants; EUR 46.2 million in adapting the boiler at the Meirama fossil-fuel plant (Fausto Project); EUR 2.95 million in improving the loading, unloading and storage of coal at La Coruña port (Medusa Project); and EUR 17.4 million in replacing the impellers at hydroelectric plants and the compensation water project at the Frieira plant. Expenditure on environmental research and development totalled EUR 3.86 million, almost double the investment made in 2007.

In 2008, as a result of the environmental measures taken relating to desulphurisation, primary denitrification projects and improvements to electrostatic precipitators, the specific emissions of Unión Fenosa’s fossil-fuel mix in Spain fell for the sixth consecutive year to stand at 0.95 g/kWh for SO2, 0.97 g/kWh for NOx and 0.10 g/kWh for particles; representing significant reductions of 92%, 77% and 85%, respectively, with respect to 2002.

Current expenses excluding fees and environmental taxes amounted to EUR 15.9 million, of which 78% related to visual impact and restoration, 7.5% to environmental control and analysis, 6.5% to environmental management and 6.2% to waste management.

Environmental taxes and charges for effluents totalled EUR 16.1 million, as compared with EUR 17.9 million in 2007. This significant drop was due mainly to the reduction in emissions from the Meriama fossil-fuel plant and in radioactive waste at the José Cabrera plant.

Unión Fenosa has a climate change strategy with specific objectives relating to the reduction of CO2 emissions, which are being met, and has defined its position as regards global warming, aiming to increase people’s awareness so that contribute to slowing the process by saving energy and using it efficiently. In order to reinforce this commitment, the Group has joined international initiatives such as 3C Combat Climate Change and the Business Leadership Platform: Caring for the Climate, under the auspices of the United National Global Compact. In 2008 total CO2 emission from the generating facilities amounted to 18 million tons, down 22% on 2007. In Spain 13.2 million tons of CO2 were emitted, down 29% due to decreased output of the coal-fired plants, which have been replaced by CCGTs and renewables. The Group’s specific emissions totalled 381gCO2/kWh, a 32% reduction since 1990 in the specific CO2 emissions of the Group’s generating facilities and a 44% reduction in the specific emissions of the fossil-fuel plants in Spain.

Noteworthy is the Group’s support for the development of advanced technologies for the full cycle for the reduction, capture, storage and use of CO2, investing EUR 1.1 million in the CENIT CO2 project, and for research into energy efficiency, in which it has invested EUR 0.8 million. In this manner the Group seeks to contribute to compliance with commitments relating to greenhouse gas emissions.

In 2008 the Group acquired 3.9 tons of CO2 emission rights on the market, of which 1.8 million relate to emission rights (EUAs) and the remainder to emission reduction certificates (CERs). The Group continues to purchase CERs from Clean Development Mechanisms (CDMs) through the Spanish Carbon Fund, managed by the World Bank, investing EUR 7 million (approximately 280,000 CERs/year), from the Multilateral Carbon Credit Fund, managed by the European Bank for Reconstruction and Development and the European Investment Bank, with an investment of EUR 14 million (approximately 330,000 CERs/year), and from the Natsource Carbon Pool, managed by Natsource Asset Management, with a projected investment of EUR 20 million (approximately 360,000 CERs/year) Unión Fenosa has registered four CDM projects in Panama and Costa Rica at the United Nations and is currently in the process of validating four projects of this nature in Colombia.

The amount of ash generated by the Group in 2008 was down by 59% with respect to 2007 and the amount recycled increased significantly, from 44% in 2007 to 77% in 2008. In keeping with the plan to dispose of distribution equipment containing polychlorophenyls (PCBs), 563 tons were managed, inventories were taken and the equipment was adequately removed and stored in the international area, significantly reducing the risk of pollution at the facilities resulting from the spillage of this waste product.

Pursuant to the Colombian Law 99, of 1993, EPSA E.S.P. transferred EUR 4.5 million to the autonomous region governments and municipalities located in the drainage basins, which must invest in urban and rural aqueducts, sewers and the treatment of wastewater, rubbish management and disposal, liquid and solid waste, the protection of natural resources and the flora and fauna and erosion control in the basins.

35. Events after the balance sheet date

In the period from 31 December 2008 to the date of preparation of these consolidated financial statements no events took place that might have a material impact on the consolidated financial statements.

36. Segment reporting

Segment reporting is structured on a primary basis by business segment of the Unión Fenosa Group and on a secondary basis by geographical segment.

The business segments described below are those applied by the Parent to present information on the Group to its Board of Directors:

a) Energy business in Spain

i)	Gas: vertical gas business of the Unión Fenosa Group in Spain and abroad.

ii)	Electricity generation: generation business in Spain, which includes fossil-fuel generation, generation under the special regime for renewable energies and the Spanish retailing business.

iii)	Electricity distribution business: regulated electricity distribution business in Spain.

b) International electricity business

The electricity distribution and generation business activities carried on by the Group outside Spain, in particular the following areas: Mexico, Colombia, Central America and rest of the world and International structure.

c) Corporate structure and other

Activities carried on by the Parent, financial services companies and other business segments.

Inter-segment transactions of a similar nature were carried out on an arm’s length basis at all times.

Segment information about the businesses at 31 December 2008 and 2007 and the reconciliation thereof to the Group’s total consolidated figures are as follows:

PROFIT (LOSS) BY SEGMENT—2008

	Thousands of euros
	Energy business in Spain			International electricity business
Description	Gas	Generation	Distribution	Mexico	Colombia	Central America and rest of world	International structure	Corporate structure and other	Adjustments and eliminations (1)	Total Group
Revenue	746,479	2,838,322	870,205	627,450	1,090,396	1,325,899	180	338,500	(648,450)	7,188,981
Procurements	(389,909)	(1,721,953)	(52)	(494,603)	(564,341)	(1,049,595)		(160,136)	560,870	(3,819,719)
Staff costs	(9,890)	(148,064)	(142,743)	(7,799)	(50,696)	(36,751)	(12,342)	(113,364)	(33,584)	(555,233)
Other expenses	(21,911)	(237,018)	(159,587)	(21,623)	(168,168)	(98,745)	21,047	(24,095)	102,027	(608,073)
Capitalised operating expenses	231	20,486	24,928		9,121	7,766	649	327	10,669	74,177
Depreciation and amortisation charge	(31,137)	(226,607)	(160,237)	(37,631)	(69,482)	(42,498)	(107)	(33,042)	(4,880)	(605,621)

PROFIT FROM OPERATIONS	293,863	525,166	432,514	65,794	246,830	106,076	9,427	8,190	(13,348)	1,674,512

Net finance costs	(26,854)	(190,542)	(93,616)	(42,066)	(100,348)	(23,552)	(42,709)	(221,997)	324,186	(417,498)
Income from financial assets	9,247	23,510	5,049	2,536	15,674	7,590	155,273	1,394,000	(1,257,941)	354,938
Result of companies accounted for using the equity method	9,067	2,881						39,710		51,658
Gains or losses on non-financial assets	(235)	(1,723)	(5,982)	7	(2,209)	10,317	(2,386)	(2,679)	(219)	(5,109)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	285,088	359,292	337,965	26,271	159,947	100,431	119,605	1,217,224	(947,322)	1,658,501

Income tax	(80,573)	(65,326)	(92,081)	(25,607)	(69,826)	(32,286)	(60,034)	(17,870)	2,142	(441,461)

PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS	204,515	293,966	245,884	664	90,121	68,145	59,571	1,199,354	(945,180)	1,217,040

(PROFIT) LOSS FOR THE YEAR FROM DISCONTINUED OPERATIONS	(6)							52,603		52,597

PROFIT FOR THE YEAR	204,509	293,966	245,884	664	90,121	68,145	59,571	1,251,957	(945,180)	1,269,637

Attributable to shareholders of the Parent	200,211	271,428	245,881	905	56,885	52,698	59,371	1,251,504	(944,858)	1,194,025
Attributable to minority interests	4,298	22,538	3	(241)	33,236	15,447	200	453	(322)	75,612

(1)	Including mainly the elimination of operating income and expenses and finance income and costs relating to inter-segment transactions.

PROFIT (LOSS) BY SEGMENT—2007

	Thousands of euros
	Energy business in Spain			International electricity business
Description	Gas	Generation	Distribution	Mexico	Colombia	Central America and rest of world	International structure	Corporate structure and other	Adjustments and eliminations (1)	Total Group
Revenue	610,966	2,228,532	735,324	504,512	923,404	1,139,025	1,702	360,002	(508,778)	5,994,690
Procurements	(257,081)	(1,194,675)	(56)	(369,164)	(457,126)	(858,496)		(168,778)	415,073	(2,890,303)
Staff costs	(8,789)	(131,161)	(136,906)	(6,992)	(48,244)	(36,250)	(6,880)	(81,208)	(31,392)	(487,822)
Other expenses	(22,279)	(199,554)	(156,400)	(24,624)	(163,686)	(92,526)	14,866	(72,594)	87,829	(628,969)
Capitalised operating expenses	251	15,601	20,844		6,352	5,086	268	27	26,121	74,550
Depreciation and amortisation charge	(31,475)	(207,794)	(157,685)	(35,258)	(73,093)	(46,899)	(85)	(40,105)	(3,796)	(596,190)
PROFIT (LOSS) FROM OPERATIONS	291,593	510,949	305,121	68,474	187,607	109,940	9,871	(2,656)	(14,943)	1,465,956
Net finance costs	(36,277)	(131,955)	(87,918)	(30,042)	(78,670)	(17,832)	(26,766)	(218,147)	249,819	(377,788)
Income from financial assets	9,342	14,982	95,949	2,650	9,232	7,467	2,819	659,032	(661,191)	140,282
Result of companies accounted for using the equity method	2,650	1,422						18,113		22,185
Gains or losses on non-financial assets	(2)	335,077	298	4	255	(41,460)		259,197	(340,207)	213,162

PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	267,306	730,475	313,450	41,086	118,424	58,115	(14,076)	715,539	(766,522)	1,463,797

Income tax	(86,385)	(153,181)	(77,521)	(9,598)	(13,495)	(50,988)	27,768	(104,202)	32,201	(435,401)

PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS	180,921	577,294	235,929	31,488	104,929	7,127	13,692	611,337	(734,321)	1,028,396

LOSS FOR THE YEAR FROM DISCONTINUED OPERATIONS

PROFIT FOR THE YEAR	180,921	577,294	235,929	31,488	104,929	7,127	13,692	611,337	(734,321)	1,028,396

Attributable to shareholders of the Parent	180,672	574,716	235,926	31,515	73,359	(332)	13,450	610,518	(733,468)	986,356
Attributable to minority interests	249	2,578	3	(27)	31,570	7,459	242	819	(853)	42,040

(1)	Including mainly the elimination of operating income and expenses and finance income and costs relating to inter-segment transactions.

TOTAL COST INCURRED IN THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

	Thousands of euros
	Energy business in Spain			International electricity business
Descripción	Gas	Generation	Distribution	Mexico	Colombia	Central America and rest of world	Corporate structure and other	Total Group
2008	13,044	449,058	361,340	177,618	75,398	114,257	34,721	1,225,436
2007	12,399	394,033	311,450	87,333	65,744	63,357	99,945	1,034,261

FINANCIAL STATEMENTS BY SEGMENT—2008

	Thousands of Euros
	Energy business in Spain			International electricity business
Description	Gas	Generation	Distribution	Mexico	Colombia	Central America and rest of world	International structure	Corporate structure and other (2)	Total Group
ASSETS	1,022,384	6,895,021	4,496,456	1,122,852	2,374,905	1,329,905	13,242	2,094,188	19,348,953

NON-CURRENT ASSETS	711,262	5,478,069	3,747,945	895,950	2,080,899	1,000,188	15,460	2,296,951	16,226,724

Property, plant and equipment	663,675	4,363,540	3,495,517	848,833	1,674,256	882,590	18	233,524	12,161,953
Intangible assets	2,811	235,698	40,806	2,434	20,430	6,844	713	318,355	628,091
Goodwill on consolidation	7,758	57,083		2,164		76,130	(1)	68,191	211,325
Non-current financial assets	7,727	736,175	48,783		114,821	15,453	(7,538)	910,361	1,825,782
Investments accounted for using the equity method	17,504	23,066						538,897	579,467
Deferred tax assets	11,692	57,178	73,808	42,447	258,625	17,130	22,039	238,007	720,926
Other non-current assets	95	5,329	89,031	72	12,767	2,041	229	(10,384)	99,180

CURRENT ASSETS	311,122	1,416,952	748,511	226,902	294,006	329,717	(2,218)	(202,763)	3,122,229

Inventories	62,060	145,261	477	1,927		12,129		15,051	236,905
Trade and other receivables	144,001	719,433	671,508	50,887	209,933	270,898	8,913	106,449	2,182,022
Current financial assets	64,233	401,533	53,968	121,479	23,067	16,365	(11,723)	(452,540)	216,382
Other current assets	5,867	81,951	22,071	50,379	48,689	24,451	612	111,267	345,287
Cash and cash equivalents	34,961	68,774	487	2,230	12,317	5,874	(20)	17,010	141,633
ASSETS CLASSIFIED AS HELD FOR SALE

EQUITY AND LIABILITIES	1,022,384	6,895,021	4,496,456	1,122,852	2,374,905	1,329,905	13,242	2,094,188	19,348,953

EQUITY	317,167	1,329,879	932,631	276,041	1,295,856	390,449	(1,042,482)	3,013,124	6,512,665

Equity attributable to shareholders of the Parent	291,209	1,264,710	932,604	276,336	964,350	305,005	(1,026,808)	2,263,464	5,270,870
Minority interests	25,958	65,169	27	(295)	331,506	85,444	(15,674)	749,660	1,241,795

NON-CURRENT LIABILITIES	526,268	3,622,744	2,589,415	659,771	652,874	575,763	414,658	(575,825)	8,465,668

Deferred income	305	10,246	780,211		613	101,214		(38,688)	853,901
Provisions	863	149,772	125,204	7,931	272,495	191,867	(1)	338,674	1,086,805
Bank borrowings	342,067	3,204,353	1,542,644	596,239	258,825	213,665	407,416	(1,047,767)	5,517,442
Other financial liabilities						1,094		(952)	142
Deferred tax liabilities	18,929	222,071	21,722	55,673	79,850	21,818	20,114	182,604	622,781
Other non-current liabilities	164,104	36,302	119,634	(72)	41,091	46,105	(12,871)	(9,696)	384,597

CURRENT LIABILITIES	178,949	1,942,398	974,410	187,040	426,175	363,693	641,066	(343,111)	4,370,620

Provisions		73,595	10,220				1,013	37,511	122,339
Bank borrowings	29,677	710,711	35,417	35,180	181,294	93,507	551,969	(270,124)	1,367,631
Other financial liabilities	1,171	158,322	242,171		8,197	126	107,110	(255,388)	261,709
Trade and other payables	77,284	816,532	616,953	49,843	166,771	251,785	(26,818)	(18,402)	1,933,948
Other current liabilities	70,817	183,238	69,649	102,017	69,913	18,275	7,792	163,292	684,993
LIABILITIES ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE

(2)	Including the adjustments and eliminations relating to transactions between companies in different segments.

FINANCIAL STATEMENTS BY SEGMENT—2007

	Thousands of euros
	Energy business in Spain			International electricity business
	Gas	Generation	Distribution	Mexico	Colombia	Central America and rest of world	International structure	Corporate structure and other (2)	Total Group
ASSETS	1,001,326	6,022,082	4,141,582	851,967	2,354,201	1,164,210	311,768	2,030,032	17,877,168

NON-CURRENT ASSETS	690,710	4,786,583	3,518,191	710,673	2,138,437	848,520	131,119	2,406,569	15,230,802

Property, plant and equipment	652,602	4,067,065	3,242,133	668,999	1,728,004	740,973	89	400,391	11,500,256
Intangible assets	3,464	172,774	31,623	2,269	29,012	7,038	98	331,783	578,061
Goodwill on consolidation	7,758	40,417		2,046		71,294	(1)	68,194	189,708
Non-current financial assets	8,347	422,257	60,159		145,358	19,933	(7,630)	952,682	1,601,106
Investments accounted for using the equity method	11,689	20,982						449,750	482,421
Deferred tax assets	6,775	60,687	94,014	37,276	231,541	8,084	138,408	216,699	793,484
Other non-current assets	75	2,401	90,262	83	4,522	1,198	155	(12,930)	85,766

CURRENT ASSETS	310,616	1,235,499	623,391	141,294	215,764	315,690	9,111	(573,880)	2,277,485

Inventories	35,144	106,750	487	1,664		11,675		11,895	167,615
Trade and other receivables	105,265	417,584	585,979	50,560	178,092	212,509	(154)	43,849	1,593,684
Current financial assets	119,013	549,950	31,295	39,025	11,537	50,241	6,123	(760,002)	47,182
Other current assets	36,542	96,824	3,449	49,690	21,811	24,132	331	121,427	354,206
Cash and cash equivalents	14,652	64,391	2,181	355	4,324	17,133	2,811	8,951	114,798
ASSETS CLASSIFIED AS HELD FOR SALE							171,538	197,343	368,881

EQUITY AND LIABILITIES	1,001,326	6,022,082	4,141,582	851,967	2,354,201	1,164,210	311,768	2,030,032	17,877,168

EQUITY	323,969	1,451,540	895,308	290,814	1,284,761	352,489	(1,008,886)	2,682,479	6,272,474
Equity attributable to the Parent	299,528	1,412,736	895,284	290,851	938,922	274,240	(994,136)	1,986,410	5,103,835
Minority interests	24,441	38,804	24	(37)	345,839	78,249	(14,750)	696,069	1,168,639

NON-CURRENT LIABILITIES	508,405	3,317,274	2,139,068	388,276	679,232	512,162	420,359	(574,921)	7,389,855

Deferred income	320	9,409	687,569		46	91,848	1	(40,306)	748,887
Provisions	292	183,297	143,897	9,599	288,890	175,557		367,360	1,168,892
Bank borrowings	330,295	2,885,367	1,175,629	334,368	260,261	198,373	331,812	(1,064,981)	4,451,124
Other financial liabilities						332			332
Deferred tax liabilities	13,784	192,931	18,636	44,309	87,357	15,059	90,356	196,870	659,302
Other non-current liabilities	163,714	46,270	113,337		42,678	30,993	(1,810)	(33,864)	361,318

CURRENT LIABILITIES	168,952	1,253,268	1,107,206	172,877	390,208	299,559	900,295	(77,526)	4,214,839

Provisions		11,436						752	12,188
Bank borrowings	30,705	543,420	406,188	25,250	173,679	61,619	748,531	(645,481)	1,343,911
Other financial liabilities	2,377	2,295	3		307	51		188,907	193,940
Trade and other payables	77,391	583,098	628,065	43,813	154,479	220,835	(19,422)	82,112	1,770,371
Other current liabilities	58,479	113,019	72,950	103,814	61,743	17,054	171,186	296,184	894,429
LIABILITIES ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE

(2)	Including the adjustments and eliminations relating to transactions between companies in different segments.

37. Explanation added for translation to English

These consolidated financial statements are presented on the basis of IFRSs as adopted by the European Union. Certain accounting practices applied by the Group that conform with IFRSs may not conform with other generally accepted accounting principles.

Appendix I. Subsidiaries

Company	Location	Line of business	Direct and indirect ownership interest at 31/12/08	Audit firm
GENERATION
Lignitos de Meirama, S.A.	A CORUÑA	Mining	100.000	Deloitte, S.L.
Pizarras Mahide, S.L.	ZAMORA	Mining	100.000	Canal, Iranzo & Asociados, S.R.L.
Unión Fenosa Generación, S.A.	MADRID	Energy	100.000	Deloitte, S.L.
Generación Peninsular, S.L.	MADRID	Energy	100.000	Deloitte, S.L.
Unión Fenosa Comercial, S.L.	MADRID	Sales	100.000	Deloitte, S.L.
Unión Fenosa Minería, S.A.	MADRID	Mining	100.000	(-)
Kangra Coal (Proprietary), Ltd.	SOUTH AFRICA	Mining	64.000	Deloitte, S.L.

DISTRIBUTION
Unión Fenosa Distribución, S.A.	MADRID	Energy	100.000	Deloitte, S.L.
Electra del Jallas, S.A.	A CORUÑA	Energy	99.924	Deloitte, S.L.
Unión Fenosa Metra, S.L.	MADRID	Services	100.000	Deloitte, S.L.
Hidroeléctrica Nuestra Señora de la Soledad de Tendilla y Lupiana, S.L.	MADRID	Energy	100.000	(-)

INTERNATIONAL
Unión Fenosa Internacional, S.A.	MADRID	Holding company	100.000	Deloitte, S.L.
Unión Fenosa Generación México, S.A. de C.V.	MEXICO	Services	100.000	Deloitte, S.L.
Unión Fenosa Operación México S.A. de C.V.	MEXICO	Professional services	100.000	Deloitte, S.L.
Fuerza y Energia de Hermosillo, S.A. de C.V.	MEXICO	Energy	100.000	Deloitte, S.L.
Fuerza y Energia de Naco Nogales, S.A. de C.V.	MEXICO	Energy	100.000	Deloitte, S.L.
Fuerza y Energia de Tuxpan, S.A. de C.V.	MEXICO	Energy	100.000	Deloitte, S.L.
Fuerza y Energia de Norte Durango, S.A de C.V	MEXICO	Energy	100.000	Deloitte, S.L.
Fuerza y Energía BII Hioxo, S.A. DE C.V.	MEXICO	Energy	100.000	Deloitte, S.L.
Zemer Energia, S.A. de C.V.	MEXICO	Energy	50.000	Deloitte, S.L.
Electrificadora del Caribe S.A, E.S.P.	COLOMBIA	Energy	81.320	Deloitte, S.L.
Energía Social de la Costa S.A. E.S.P.	COLOMBIA	Sales	81.320	Deloitte, S.L.
Energía Empresarial de la Costa, S.A., E.S.P.	COLOMBIA	Sales	81.320	Deloitte, S.L.
Electricaribe Mipymes de Energía, S.A. E.S.P.	COLOMBIA	Energy	81.320	Deloitte, S.L.
Electrocosta Mipymes de Energía, S.A. E.S.P.	COLOMBIA	Energy	81.329	Deloitte, S.L.
Empresa de Energía de Pacífico, S.A. E.S.P.	COLOMBIA	Energy	63.823	Deloitte, S.L.
Compañía de Electricidad de Tulúa, S.A.	COLOMBIA	Energy	55.071	Deloitte, S.L.
Generadora Palamara La Vega, S.A.	DOMINICAN REP.	Energy	100.000	Deloitte, S.L.
Inversiones Hermill, S.A.	DOMINICAN REP.	Property	99.999	Deloitte, S.L.
Iberáfrica Power Ltd.	KENYA	Energy	71.662	KPMG auditores S.L.
Almar Ccs, S.A.	COSTA RICA	Services	100.000	Deloitte, S.L.
Unión Fenosa Generadora Torito, S.A.	COSTA RICA	Energy	65.000	Deloitte, S.L.
Unión Fenosa Generadora La Joya, S.A.	COSTA RICA	Energy	65.000	Deloitte, S.L.
Empresa Distribuidora de Electricidad Chiriqui, S.A.	PANAMA	Energy	51.000	Deloitte, S.L.
Empresa Distribuidora de Electricidad Metro Oeste, S.A.	PANAMA	Energy	51.000	Deloitte, S.L.
Energía y Servicios de Panamá, S.A.	PANAMA	Energy	51.000	Deloitte, S.L.
Distribuidora de Electricidad de Occidente, S.A.	GUATEMALA	Energy	90.830	Deloitte, S.L.
Distribuidora de Electricidad de Oriente, S.A.	GUATEMALA	Energy	92.839	Deloitte, S.L.
Comercializadora Guatemalteca Mayorista de Electricidad, S.A.	GUATEMALA	Sales	99.960	Deloitte, S.L.
Redes Eléctricas de Centroamérica, S.A.	GUATEMALA	Energy	99.998	Deloitte, S.L.
Generación Limpia Guatemala, S.A.	GUATEMALA	Energy	99.998	(-)

Company	Location	Line of business	Direct and indirect ownership interest at 31/12/08	Audit firm
Distribuidora de Electricidad del Norte, S.A.	NICARAGUA	Energy	84.786	Deloitte, S.L.
Distribuidora de Electricidad del Sur, S.A.	NICARAGUA	Energy	85.830	Deloitte, S.L.
Red Unión Fenosa, S.A.	MOLDOVA	Energy	93.930	KPMG auditores S.L.
Hawkesdale development Pty, Ltd	AUSTRALIA	Energy	80.000	(-)
Ryan Corner development Pty, Ltd	AUSTRALIA	Energy	80.000	(-)
Crookwell development Pty, Ltd	AUSTRALIA	Energy	80.000	(-)

OTHER BUSINESSES
Socoin Ingeniería y Construcción Industrial, S.L.U.	MADRID	Engineering	100.000	Deloitte, S.L.
Socoin México, S.A. de C.V.	MEXICO	Engineering	100.000	Deloitte, S.L.
Soluziona, S.A. (Bolivia)	BOLIVIA	Professional services	100.000	Deloitte, S.L.
Socoinve, C.A	VENEZUELA	Professional services	100.000	Deloitte, S.L.
Soluziona Technical Services, Llc.	EGYPT	Professional services	100.000	Deloitte, S.L.
Socoin, S.A (Panama)	PANAMA	Professional services	100.000	Deloitte, S.L.
Socoin , S.A (Guatemala)	GUATEMALA	Professional services	100.000	(-)
Operación y Mantenimiento Energy, S.A.	MADRID	Professional services	100.000	Deloitte, S.L.
Operación y Mantenimiento Energy Dominicana, S.A.	DOMINICAN REP.	Professional services	100.000	Deloitte, S.L.
Operación y Mantenimiento Energy Costa Rica, S.A.	COSTA RICA	Professional services	100.000	Deloitte, S.L.
Operación y Mantenimiento Energy Madagascar, S.A.R.L.U.	MADAGASCAR	Professional services	100.000	(-)
Saudi Soluziona Company for Maintenance and Operation, LTD	SAUDI ARABIA	Professional services	100.000	Sindi & Batterjee
Compañía Española de Industrias Electroquímicas, S.A.	MADRID	Services	96.243	Canal , Iranzo & Asociados, S.R.L.
Unión Fenosa Redes de Telecomunicación, S.L.	MADRID	Telecommunications	100.000	Deloitte, S.L.
Unión Fenosa Redes de Telecomunicación, S.A. (Panama)	PANAMA	Telecommunications	90.200	Deloitte, S.L.
Unión Fenosa Redes de Telecomunicación, S.A. (Colombia)	COLOMBIA	Telecommunications	94.141	Deloitte, S.L.
Unión Fenosa Redes de Telecomunicación, S.A. (Guatemala)	GUATEMALA	Telecommunications	100.000	Deloitte, S.L.
Unión Fenosa Redes de Telecomunicación, S.A. (Nicaragua)	NICARAGUA	Telecommunications	100.000	Deloitte, S.L.
General de Edificios y Solares, S.L.	MADRID	Property	100.000	Deloitte, S.L.
Hotel de Naturaleza Tambre, S.L.	MADRID	Services	100.000	(-)
Arte Contemporáneo y Energía, A.I.E.	A CORUÑA	Services	100.000	(-)

FINANCING
Clover Financial and Treasury Services, Ltd.	IRELAND	Finance	100.000	Deloitte, S.L.
Union Fenosa Preferentes, S.A.	MADRID	Finance	100.000	Deloitte, S.L.
Ufacex Uk Holdings, Ltd.	UNITED KINGDOM	Finance	100.000	KPMG auditores S.L.
Unión Fenosa Financial Services Usa, Llc. (1)	UNITED STATES	Finance	100.000	KPMG auditores S.L.
Unión Fenosa Financiación S.A.	MADRID	Finance	100.000	Deloitte, S.L.
Unión Fenosa Finance B.V.	NETHERLANDS	Finance	100.000	Deloitte, S.L.
Unión Fenosa Emisiones, S.A.	MADRID	Finance	100.000	(-)
Unión Fenosa Centro de Tesoreria, S.L.	MADRID	Services	100.000	(-)

(1)	Unión Fenosa, S.A. owns the 10 ordinary shares issued by Unión Fenosa Financial Services Usa, Llc. This company has also issued 24,369,786 preference shares without voting rights.

Company	Location	Line of business	Direct and indirect ownership Interest at 31/12/08	Audit firm

HOLDING COMPANIES
Limeisa International Coal B.V.	NETHERLANDS	Holding company	100.000	Deloitte, S.L.
Unión Fenosa South Africa Coal (Proprietary), LTD	SOUTH AFRICA	Holding company	100.000	Deloitte, S.L.
Unión Fenosa México, B.V.	NETHERLANDS	Holding company	100.000	Deloitte, S.L.
Unión Fenosa Distribución Colombia B.V.	NETHERLANDS	Holding company	100.000	Deloitte, S.L.
Unión Fenosa Minería B.V.	NETHERLANDS	Holding company	100.000	Deloitte, S.L.
Unión Fenosa Internacional B.V.	NETHERLANDS	Holding company	100.000	Deloitte, S.L.
Caribe Capital B.V.	NETHERLANDS	Holding company	100.000	Deloitte, S.L.
Unión Fenosa Colombia, S.A.	COLOMBIA	Holding company	100.000	Deloitte, S.L.
First Independent Power (Kenya), Ltd.	KENYA	Holding company	89.588	KPMG auditores S.L.
Distribuidora Eléctrica de Caribe, S.A. (Panama)	PANAMA	Holding company	100.000	Deloitte, S.L.
Planificación e Inversión Estrategica, S.A.	MADRID	Holding company	61.220	(-)
Aplicaciones y Desarrollos Profesionales Nuevo Milenio, S.L.	MADRID	Holding company	100.000	(-)
Unión Fenosa Uninver, S.A.	MADRID	Holding company	100.000	(-)
Generación Tuxpan, S.A. de C.V.	MEXICO	Holding company	100.000	Deloitte, S.L.
Union Fenosa Wind Australia Pty, Ltd.	AUSTRALIA	Holding company	80.000	(-)

Appendix II. Jointly controlled entities

JOINTLY CONTROLLED ENTITIES—2008

Company	Location	Line of business	Direct and indirect ownership interest at 31/12/08	Audit firm	Non- current assets	Current assets	Non-current liabilities	Current liabilities	Income	Expenses
GAS
Unión Fenosa Gas subgroup	MADRID	Gas	50.000	Deloitte, S.L.	1,442,404	622,240	997,923	406,492	1,492,959	905,230

GENERATION
Nueva Generadora del Sur, S.A.	MADRID	Energy	50.000	Deloitte, S.L.	359,309	47,347	134,495	137,011	293,968	234,455
Subgrupo Enel Unión Fenosa Renovables (Eufer)	MADRID	Energy	50.000	KPMG Auditores, S.L.	1,078,899	178,631	775,254	304,104	176,376	90,709
Toledo PV A.E.I.E	MADRID	Energy	33.333	Stemper Auditores, S.L.	231	390		140	463	253
Centrales Nucleares Almaraz-Trillo, A.I.E	MADRID	Energy	19.330	Deloitte, S.L.	7,589	85,259	72,654	20,194	111,158	107,643
Barras Eléctricas Generación, S.L.	LUGO	Energy	44.990	Ernst & Young, S.L.	1,963	1,487		416	1,216	599

DISTRIBUTION
Electrica Conquense, S.A.	CUENCA	Energy	46.406	Ernst & Young, S.L.	7,169	3,521	2,745	2,653	4,149	3,344
Barras Eléctricas Galaico Asturianas, S.A.	LUGO	Energy	44.940	Ernst & Young, S.L.	180,095	27,899	64,755	78,075	34,107	22,393

OTHER BUSINESSES
Alliance, S.A.	NICARAGUA	Telecommunications	49.900	Deloitte, S.L.	565	476	210	256	1,342	1,174
Ghesa Ingeniería y Tecnología, S.A.	MADRID	Professional services	41.177	Ernst & Young, S.L.	4,941	37,510	1,179	15,740	62,507	53,987

JOINT VENTURES—2008

Joint venture	Ownership interest of the Group
%
Socoin Ingeniería y Construcción Industrial, S.L.U. de CV A en P Contrato Nº1 Financiero	28.65
Socoin Ingeniería y Construcción Industrial, S.L.U. de CV A en P Contrato Nº2 Financiero	50.00
Socoin Ingeniería y Construcción Industrial, S.L.U. de CV A en P Contrato Nº3 Financiero	99.00
Aplicaciones Técnicas de la Energía, S.L—Socoin Ingeniería y Construcción Industrial, SL Añover de Tajo U.T.E.	10.95
CH2M Hill/Dragados/Soluziona USA (ahora SZ Ing. Gral.), Joint Venture	32.00
Control y Montajes Industriales CYMI, S.A—Socoin Ingeniería y Construcción Industrial, S.L U.T.E.	50.00
Equinse—Socoin UTE Guatemala	50.00
Gas Sagunto Socoin Ingeniería y Construcción Industrial. S.L.U.Auxilizar de Pipeline,S.A	50.00
Iberdrola Ingeniería y Consultoria S.A.—Unión Fenosa Ingeniería,S.A.—U.T.E.	50.00
U.T.E. Iberinco—Soluziona Acometida Sagunto	50.00
Izar Construcciones Navales, S.A. y Soluziona Ingeniería, S.A. U.T.E. Peña Forcada	19.71
Izar Construcciones Navales, S.A. y Soluziona Ingeniería, S.A. Dovilan U.T.E.	21.65
Izar Construcciones Navales—Socoin Ingeniería y Construcción Industrial S.L.U. P.E. Silvarredonda	24.30
Mantenimiento y Montajes Industriales, S.A. y Socoin Ingeniería y Construcción Industrial S.L.U. U.T.E. B.O.P. San Roque	40.00
Neg Micon Iberica S.A.U y Soluziona Ingeniería, S.A. (P E Manzanal)	25.00
Neg Micon Iberica, S.A.—Unión Fenosa Ingeniería, S.A. (Pe Careón ) U.T.E.	50.00
Proyecto Subestación Nicaragua Siemens, S.A.—Unión Fenosa Ingeniería,S.A—Radiotronica U.T.E.	33.33
Silvia Gamez Arquitecto—Unión Fenosa Ingeniería, S.A.—U.T.E.	50.00
Socoin Ingeniería y Construcción Industrial S.L.U. Gaseoductos y Redes Gisca	50.00
Socoin Ingeniería y Construcción Industrial S.L.U. y Mantenimiento y Montajes Elimco, S.A. Ciudad Financiera G. Santander U.T.E.	50.00
Socoin Vestas Eólicas P.E. Sierra Oliva	16.73
Soluziona Ingeniería , S.A.—Foster Wheeler Iberia, S.A. U.T.E.	50.00
Soluziona Ingeniería S.A.—Neg Micon S.A.U. Peña Armada U.T.E.	25.00
Soluziona Ingeniería S.A.—Neg Micon S.A.U. San Pedro U.T.E.	22.83
Soluziona Ingeniería, S.A. y Neg Micon S.A.U, Corzan U.T.E.	22.07
Unión Fenosa Ingeniería, S.A.—Neg Micon UTE. Os Corvos Coucepenido	50.00
Unión Fenosa Distribución SA y GP Isolux Corsan SA UTE	60.00
UFG-Sz.O&M (ahora O&M Energy)	100.00
Union Fenosa Ingenieria, S.A.—Gamesa Eolica, S.A. U.T.E. P.E: Castelo	50.00
Sz. Ingenieria General- CPS Ingenieros, Obra Civil y Medio ambiente Aguas del Jucar	65.00
Foster Wheeler Iberia S.A.U.—Socoin Ingeniería y Construccion Industrial S.L.U. (Proyecto Ampliacion Reganosa)	50.00

JOINT PROPERTY ENTITIES—2008

Joint property entity	Ownership interest of the Group
%
Trillo nuclear plant (Unit I)	34.50
Almaraz nuclear plant (Units I and II)	11.29
Anllares fossil-fuel plant	66.67
Aceca fossil-fuel plant	50.00

Appendix III. Companies accounted for using the equity method

Company	Location	Line of business	Direct and indirect ownership interest at 31/12/08	Audit firm	Share capital	Reserves	2008 profit
OTHER BUSINESSES
Ensafeca Holding Empresarial, S.L.	BARCELONA	Holding company	18.524	(— )	7,721	(54,575)	55,618
Indra Sistemas, S.A.	MADRID	Professional services	18.000	KPMG auditores S.L.	32,826	558,504	180,942

GENERATION
Sociedade Galega Do Medio Ambiente, S.A.	A CORUÑA	USW management	49.000	KPMG Auditores, S.L.	31,967	5,135	3,714

Appendix IV. Consolidated tax group companies

At 31 December 2008, the subsidiaries forming part of the tax group were as follows:

Electra del Jallas, S.A.	Hidroeléctrica Ntra. Sra. Soledad Tendilla y Lupiana, S.L.

Lignitos de Meirama, S.A.	Unión Fenosa Uninver, S.A.

Unión Fenosa Internacional, S.A.	Unión Fenosa Generación, S.A.

Unión Fenosa Minería, S.A.	Unión Fenosa Emisiones, S.A.

General de Edificios y Solares, S.L.	Hotel de Naturaleza Tambre, S.L.

Operación y Mantenimiento Energy, S.A.	Aplicaciones y Desarrollos Profesionales Nuevo Milenio, S.L.

Rocagest, S.L.	Unión Fenosa Metra, S.L.

Unión Fenosa Comercial, S.L.	Unión Fenosa Centro de Tesorería, S.L.

Unión Fenosa Distribución, S.A.	Generación Peninsular, S.L.

Socoin Ingeniería y Construcción Industrial, S.L.	Pizarras Mahide, S.L.

Unión Fenosa Redes de Telecomunicación. S.L.	Compañía Española de Industrias Electroquímicas, S.A.

Unión Fenosa Preferentes, S.A.

Unión Fenosa Financiación, S.A.

The other fully consolidated companies file individual tax returns.

Unión Fenosa, S.A. and Subsidiaries

Consolidated Financial Statements

for 2007,

together with Auditors’ Report

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 05 and 37). In the event of a discrepancy, the Spanish-language version prevails.

Plaza Pablo Ruiz Picasso, 1 Torre Picasso 28020 Madrid España Tel.: +34 915 14 50 00 Fax: +34 915 14 51 80 +34 915 56 74 30 www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 05 and 37). In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS’ REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of

Unión Fenosa, S.A.:

1.	We have audited the consolidated financial statements of Unión Fenosa, S.A. (the Parent) and Subsidiaries (the Group) comprising the consolidated balance sheet at 31 December 2007 and the related consolidated income statement, consolidated cash flow statement, consolidated statement of recognised income and expense and notes to the consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Parent’s directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards in Spain, which require examination, by means of selective tests, of the evidence supporting the consolidated financial statements and evaluation of their presentation, of the accounting policies applied and of the estimates made. Our work did not include an examination of the financial statements of certain subsidiaries of the Unión Fenosa Group, whose net assets, revenue and net profit represented 3%, 4% and 3%, respectively, of the related consolidated figures at 31 December 2007. The financial statements of these subsidiaries were audited by other auditors (see Appendixes I, II and III to the consolidated financial statements) and our opinion as expressed in this report on the consolidated financial statements of Unión Fenosa, S.A. and Subsidiaries is based, with respect to these investees, solely on the reports of the other auditors.

2.	As required by Spanish corporate and commercial law, for comparison purposes the Parent’s directors present, in addition to the figures for 2007 for each item in the consolidated balance sheet, consolidated income statement, consolidated cash flow statement and consolidated statement of recognised income and expense, the figures for 2006. Our opinion refers only to the consolidated financial statements for 2007. On 29 March 2007, we issued our auditors’ report on the 2006 consolidated financial statements, in which we expressed an unqualified opinion.

3.	In our opinion, based on our audit and on the reports of the other auditors indicated in paragraph 1 above (see Appendixes I, II and III to the consolidated financial statements), the accompanying consolidated financial statements for 2007 present fairly, in all material respects, the consolidated equity and consolidated financial position of Unión Fenosa, S.A. and Subsidiaries at 31 December 2007 and the consolidated results of their operations, the changes in the consolidated statement of recognised income and expense and their consolidated cash flows for the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with International Financial Reporting Standards as adopted by the European Union applied on a basis consistent with that of the preceding year.

4.	The accompanying consolidated directors’ report for 2007 contains the explanations which the Parent’s directors consider appropriate about the Group’s situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated directors’ report is consistent with that contained in the consolidated financial statements for 2007. Our work as auditors was confined to checking the consolidated directors’ report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of Unión Fenosa, S.A. and Subsidiaries.

DELOITTE, S.L.

Registered in ROAC under no. S0692

Javier Acevedo Jiménez de Castro

28 February 2008

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 05 and 37). In the event of a discrepancy, the Spanish-language version prevails.

UNION FENOSA, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT 31 DECEMBER

(Thousands of Euros)

	2007	2006
ASSETS	17,877,168	16,762,735

NON-CURRENT ASSETS	15,230,802	14,283,573

Property, plant and equipment (Note 7)	11,500,256	10,932,582
Intangible assets (Note 8)	578,061	501,039
Goodwill on consolidation (Note 9)	189,708	173,018
Non-current financial assets (Note 10)	1,601,106	1,539,617
Investments accounted for using the equity method (Note 11)	482,421	192,344
Deferred tax assets (Note 29)	793,484	857,286
Other non-current assets	85,766	87,687

CURRENT ASSETS	2,277,485	2,383,827

Inventories (Note 12)	167,615	148,703
Trade and other receivables (Note 13)	1,593,684	1,552,661
Current financial assets	47,182	96,949
Other current assets (Note 13)	354,206	488,195
Cash and cash equivalents (Note 13)	114,798	97,319

ASSETS CLASSIFIED AS HELD FOR SALE (Note 14)	368,881	95,335

EQUITY AND LIABILITIES	17,877,168	16,762,735

EQUITY (Note 15)	6,272,474	5,537,587

Equity attributable to shareholders of the Parent	5,103,835	4,444,759
Minority interests	1,168,639	1,092,828

NON-CURRENT LIABILITIES	7,389,855	6,773,176

Deferred income (Note 16)	748,887	599,757
Provisions (Notes 17 and 18)	1,168,892	1,112,016
Bank borrowings (Note 19)	4,451,124	4,050,928
Other financial liabilities	332	652
Deferred tax assets (Note 29)	659,302	523,382
Other non-current liabilities (Note 21)	361,318	486,441

CURRENT LIABILITIES	4,214,839	4,446,782

Provisions (Note 18)	12,188	57,002
Bank borrowings (Note 19)	1,343,911	1,622,836
Other financial liabilities	52,938	65,919
Trade and other payables	1,770,371	1,918,584
Other current liabilities (Note 21)	1,035,431	782,441

LIABILITIES ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE (Note 14)		5,190

The accompanying Notes 1 to 37 and Appendixes I to IV are an integral part of consolidated balance sheet for 2007.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 05 and 37). In the event of a discrepancy, the Spanish-language version prevails.

UNION FENOSA, S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER

(Thousands of Euros)

	2007	2006
Revenue (Note 22)	6,010,579	6,056,689
Procurements (Note 23)	(2,906,193)	(2,898,141)
Staff costs (Note 24)	(487,822)	(643,110)
Other expenses (Note 25)	(628,968)	(689,652)
Capitalised operating expenses (Note 7)	74,550	81,005
Depreciation and amortisation charge (Notes 7 and 8)	(596,190)	(600,014)

PROFIT FROM OPERATIONS	1,465,956	1,306,777

Net finance costs (Note 26)	(384,269)	(416,553)
Income from financial assets (Note 27)	146,763	61,129
Income from financial assets (Note 27)	22,185	10,600
Income from non-current non-financial assets (Note 28)	213,162	13,462

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	1,463,797	975,415

Income tax (Note 29)	(435,401)	(316,731)

PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS	1,028,396	658,684

LOSS FOR THE YEAR FROM DISCONTINUED OPERATIONS (Note 14)		(6,047)

PROFIT FOR THE YEAR	1,028,396	652,637

Attributable to shareholders of the Parent (Note 15)	986,356	635,359
Attributable to minority interests (Note 15.06)	42,040	17,278
Earnings per share (Note 30)
Basic earnings per share	3.24	2.09
Diluted earnings per share	3.24	2.09

The accompanying Notes 1 to 37 and Appendixes I to IV are an integral part of the consolidated income statement for 2007.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 05 and 37). In the event of a discrepancy, the Spanish-language version prevails.

UNIÓN FENOSA, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND

EXPENSE FOR THE YEARS ENDED 31 DECEMBER

(Thousands of Euros)

	2007			2006
	Of the Parent	Of Minority Interests	Total	Of the Parent	Of Minority Interests	Total
Net profit (loss) recognised directly in equity	80,289	9,914	90,203	189,237	(18,274)	170,963

In asset and liability revaluation reserves	164,749	24,699	189,448	376,710		376,710
—Change in value of cash flow hedging derivatives	(4,000)		(4,000)	11,543		11,543
—Change in value of available-for-sale investments	250,126	24,699	274,825	285,857		285,857
—Change in other valuation adjustments	253		253
—Tax effect	(81,630)		(81,630)	79,310		79,310
In translation differences	(75,297)	(15,403)	(90,700)	(160,112)	(9,130)	(169,242)
—Gross translation differences	(21,853)	(15,403)	(37,256)	(168,916)	(9,130)	(178,046)
—Transfer to reserves of consolidated companies	(32,486)		(32,486)
—Tax effect	(20,958)		(20,958)	8,804		8,804
In retained earnings	(32,784)	1,670	(31,114)	3,256	2,480	5,736
—Actuarial (losses) and gains on pension plans	(46,926)	2,218	(44,708)	3,943	3,569	7,512
—Tax effect	14,142	(548)	13,594	(687)	(1,089)	(1,776)
Change in deferred taxes				(24,946)	(1,243)	(26,189)
Other	23,621	(1,052)	22,569	(5,671)	(10,381)	(16,052)
—Transfer of translation differences	32,486		32,486
—Other	(8,865)	(1,052)	(9,917)	(5,671)	(10,381)	(16,052)

Profit for the year	986,356	42,040	1,028,396	635,359	17,278	652,637

TOTAL INCOME AND EXPENSE RECOGNISED IN THE YEAR	1,066,645	51,954	1,118,599	824,596	(996)	823,600

The accompanying Notes 1 to 37 and Appendixes I to IV are an integral part of the consolidated statement of recognised income and expense for 2007.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 05 and 37). In the event of a discrepancy, the Spanish-language version prevails.

UNION FENOSA, S.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED 31 DECEMBER

(Thousands of Euros)

	2007	2006
PROFIT FROM OPERATIONS	1,465,956	1,306,777
Depreciation and amortisation charge	596,190	600,014
Period provisions	32,171	64,597
Capitalised operating expenses	(74,550)	(81,005)
Payment of provisioned liabilities	(124,726)	(114,915)
Other adjustments	(2,453)	7,556
Changes in working capital	(218,565)	51,025

CASH FLOWS FROM OPERATING ACTIVITIES	1,674,023	1,834,049

Income taxes paid	(219,129)	(331,155)

NET CASH FLOWS FROM OPERATING ACTIVITIES	1,454,894	1,502,894

Investments in non-current assets	(1,695,028)	(1,011,448)
Property, plant and equipment	(1,306,461)	(776,088)
Intangible assets	(57,704)	(129,851)
Non-current financial assets	(330,863)	(105,509)
Disposals of non-current assets	345,204	343,875
Contribution to tariff shortfall	(120,519)	(65,300)
Reduction in remuneration from generation under RD 3/2006		101,981
Grants received	113,988	62,441
Effect of changes in scope and method of consolidation	48,365	137,392
Other changes due to investing activities	27,985	(61)

NET CASH FLOWS FROM INVESTING ACTIVITIES	(1,280,005)	(431,120)

Cash flows from financing activities	(596,407)	(571,487)
Dividends paid to shareholders of Unión Fenosa	(315,985)	(231,288)
Interest paid	(369,329)	(390,121)
Dividends paid to minority interests	(66,164)	(61,388)
Increase in value of associates	(3,968)	(23,877)
Interest received	34,285	32,257
Effect of valuation on debt	6,752	20,700
Dividends received from associates	41,636	21,733
Other changes due to financing activities	76,366	60,497
Advances received	317,702
Changes in borrowings	121,295	(554,074)
Changes in borrowings with respect to original scope of consolidation	129,914	(407,370)
Changes in initial borrowings due to year-end exchange rate	(87,364)	(4,505)
Changes in borrowings due to change in the scope and/or method of consolidation	78,745	(142,199)

NET CASH FLOWS FROM FINANCING ACTIVITIES	(157,410)	(1,125,561)

NET CASH FLOWS GENERATED IN THE SCOPE OF CONSOLIDATION	17,479	(53,787)

NET INCREASE (DECREASE) IN CASH	17,479	(53,787)

Changes in cash with respect to the initial scope of consolidation	15,096	(56,214)
Changes in cash due to year-end exchange rate	(3,467)	(4,808)
Changes in cash due to change in the scope and/or method of consolidation	5,850	7,235

The accompanying Notes 1 to 37 and Appendixes I to IV are an integral part of the consolidated cash flow statement for 2007.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 05 and 37). In the event of a discrepancy, the Spanish-language version prevails.

Notes to the Consolidated Financial Statements for 2007

Contents

01. General description of the Group	F-321
02. Industry regulation	F-321
03. Risk management	F-330
04. Tax matters	F-335
05. Basis of presentation and comparative information	F-335
06. Accounting policies	F-337
07. Property, plant and equipment	F-351
08. Intangible assets	F-356
09. Goodwill on consolidation	F-358
10. Non-current financial assets	F-359
11. Investments accounted for using the equity method	F-360
12. Inventories	F-361
13. Current assets	F-361
14. Assets classified as held for sale	F-362
15. Equity	F-363
16. Deferred income	F-368
17. Post-employment benefit obligations	F-368
18. Other provisions	F-370
19. Financial debt	F-371
20. Other financial liabilities	F-373
21. Other liabilities	F-374
22. Revenue	F-374
23. Procurements	F-375
24. Staff costs	F-375
25. Other expenses	F-375
26. Net finance costs	F-376
27. Income from financial assets	F-376
28. Income from non-current non-financial assets	F-377
29. Income tax and deferred taxes	F-378
30. Earnings per share	F-380
31. Guarantee commitments to third parties	F-380
32. Related party transactions	F-382
33. Other disclosures concerning the Parent’s Board of Directors	F-385
34. Information on the environment	F-388
35. Events after the balance sheet date	F-389
36. Segment reporting	F-390
37. Explanation added for translation to English	F-395
Appendix I. Subsidiaries	F-395
Appendix II. Joint ventures and joint property entities	F-398
Appendix III. Associates	F-399
Appendix IV. Consolidated tax group companies	F-400

01. General description of the Group

Unión Fenosa, S.A. was incorporated for an indefinite period of time in Spain through a public deed on 10 February 1912. Its registered office is at Avenida de San Luis, no. 77, Madrid.

The Unión Fenosa Group, formed by Unión Fenosa, S.A., as Parent, and its subsidiaries (“the Group”), engages mainly in the following business activities:

a)	The production, sale and use of electric power and of other energy sources, the performance of studies relating thereto and the production, exploration, sale and use of all manner of solid, liquid or gaseous primary energy resources, including specifically all forms and kinds of oil and natural, liquefied or any other type of gas.

b)	Energy planning and rationalisation of the use of energy and combined heat and power generation.

c)	The research, development and exploitation of communications and information technologies in all their facets.

d)	The provision of industrial services, in particular relating to electricity, telecommunications, water, gas and oil.

e)	The management, development and operation of properties.

f)	The development, promotion, presentation, performance, acquisition, sale and provision of services in the fields of art, culture and leisure, in their different activities, forms, expressions and styles.

g)	Management of the corporate Group made up of equity investments in other companies.

As established in the bylaws, these activities which make up its company objects may be carried on by the Group in Spain or abroad directly or indirectly through the ownership of investments in companies with identical or similar company objects.

Due to the size of the Unión Fenosa Group, and in order to facilitate the management of its business activities, the Group has been structured into business segments which group together the various businesses by type. All of the segments share common management, Unión Fenosa, S.A., which is responsible for establishing the strategies and policies of the Group and for controlling all the Group’s activities. The business segments are as follows: the energy business in Spain, which includes the gas and generation and distribution activities; the international electricity business in the various geographical areas (Mexico, Colombia, Central America and other countries); and corporate structure and other businesses not included in the aforementioned segments (see Note 36).

02. Industry regulation

02.01. Industry regulation in Spain

02.01.01. The electricity industry

The general framework for the electricity industry in Spain is included in Law 54/1997, of 27 November 1997, which regulates the activities involved in the supply of electricity, i.e. generation, transmission, distribution, retailing and intra-Community and international exchanges, and establishes as a basic principle that all consumers are entitled to receive a quality supply of electricity in Spain at the lowest possible cost without overlooking environmental protection. It also regulates the technical and economic management of the electricity system through the System Operator and Market Operator, respectively.

This Law was amended by Law 17/2007, of 4 July, transposing Directive 2003/54/EC of the European Parliament and of the Council concerning common rules for the internal market in electricity into Spanish law. Most of the provisions of this Directive were already included in the aforementioned Law 54/1997 and, therefore, the amendments made by Law 17/2007 relate particularly to the following matters:

•	Elimination of the current tariff system as of 1 January 2009 and introduction of a last resort tariff system for certain consumers defined in the Law.

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Unbundling of supplies under the tariff system, which ceases to be an activity of distributors from 1 January 2009. From that date onwards, supplies of last resort will be made by retailers appointed by the government.

•	Introduction of the obligation to ensure the functional separation of the management of regulated and non-regulated activities.

•	Creation of the combined Supplier Switching Office for gas and electricity, responsible for supervising changes of supplier.

•	Introduction of new functions for regulators.

a) Current economic model of the electricity industry in Spain

Generation

The right of free installation is recognised and its functioning is organised in accordance with the free market principle. The producers’ revenue derives mainly from the sale of the power produced, which takes place:

i) Mostly, in an organised wholesale market where the price of electricity sold is set at the marginal price of the last bid required to satisfy demand.

ii) Through forward sales to the Iberian market, in which the Spanish and Portuguese distributors must make at least a given percentage of their purchases; or

iii) Through bilateral agreements, which include the terms and conditions freely agreed upon by the parties involved, observing the rules concerning structures and minimum content provided for in the applicable legislation.

In 2007 two new methods for the purchase and sale of power were introduced:

Virtual power plant (VPP) auctions: obligatory auctions that must be organised by the dominant operators Endesa and Iberdrola.

CESUR auctions: auctions for bilateral contracts for the procurement of electricity by distributors for supplies under regulated tariffs in Spain and Portugal.

Other items remunerated in the generation activity are the provision of certain supplementary services and payment for capacity which, pursuant to Law 17/2007, the government may establish on the basis of the requirements of the system and which replace the supply guarantee payments in place until then. This general framework includes an incentive for the consumption of local coal and a special remuneration regime for facilities using renewable energy sources or resources, waste and combined heat and power.

Distribution

Both the distribution and transmission activities have been liberalised, thereby permitting third-party access to the networks, although the economic remuneration thereof is regulated and the government sets the applicable access tariffs for the use of the transmission and distribution systems.

Royal Decree 2819/1998, of 23 December, governs the remuneration of the distribution activity and established an amount for each player which took into account the following items: investment costs, facility operating and maintenance costs, power distributed, distribution areas, incentives for supply quality and loss reductions and other costs such as commercial management costs. This remuneration is updated annually, taking into account the increase in the CPI, the projected increase in demand and an efficiency factor.

Consequently, the distributors’ revenue does not relate to the collections made from their customers but rather to the remuneration that is annually recognised for them under the related regulations. The collection of this remuneration is guaranteed through the system of settlements managed by the Spanish National Energy Commission (CNE). Additionally, there are certain plans to promote the quality of the electricity supply service and demand management. However, the distributors assume the risk relating to the difference between the actual losses (both technical and market-related losses) and the standard losses provided for in the regulations.

Also, as indicated above, supplies under regulated tariffs will cease to an activity of distributors from 1 January 2009 onwards.

Transmission

The remuneration of the transmission activity is regulated by establishing an amount for each player which takes into account each company’s accredited facility investment, operating and maintenance costs, plus an incentive for availability.

In order to guarantee the independence and transparency of the regulated activities (distribution and transmission and the economic and technical management of the system) regulated and non-regulated activities must be legally unbundled. The company object of companies which carry on any of the regulated activities must be confined exclusively to said activities. However, all the aforementioned activities may be carried on by the same group of companies, provided that they are performed by different companies.

Pursuant to Law 17/2007, from 1 January 2008 onwards companies must also comply with the obligations set forth with respect to the functional unbundling and independent management of regulated activities.

The aforementioned Law also provides for a single transmission utility operated by the Transmission Network Manager and System Operator (Red Eléctrica de España, S.A.), which will be exclusively responsible for transmission. However, the Law also provides for the possibility of allowing certain 220 kV facilities (the voltage from which they may be considered transmission facilities) to be owned by distributors, depending on their characteristics and functions. All the facilities with a voltage equal to or over 220 kV that do not obtain the aforementioned authorisation must be sold to Red Eléctrica de España, S.A. within a maximum of three years.

Retailing

This activity is based on the principles of freedom of contract and supplier choice and all consumers have been eligible consumers since 1 January 2003.

The electricity retailing activity obtains a margin for the difference between the revenue from the sale of electricity, at a price agreed on with its customers, less the related energy acquisition cost and the related fees.

Law 17/2007 established the following schedule for the elimination of the current tariff system:

•	Elimination of the integral tariff: 1 January 2009 (1 July 2008 for general high-voltage tariffs, in accordance with Royal Decree 871/2007).

•	Establishment of the last resort tariff system: from 1 January 2009.

•	From 1 January 2010: the last resort tariff will only be applicable to low-voltage consumers.

•	From 1 January 2011: the last resort tariff will only be applicable to consumers with a level of consumption of below 50 kW.

Until the elimination of the tariff system on 1 January 2009, supplies under the tariff system will be made as at present by the distributors. Once the last resort tariff system has been implemented, the government will appoint retailers which will be responsible for supplies of last resort.

b) Electricity industry legislation that came into force in 2007

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Law 17/2007, of 4 July, amending Law 54/1997, of 27 November, to adapt it to the aforementioned Directive 2003/54/EC of the European Parliament and of the Council concerning common rules for the internal market in electricity.

•	Implementing provisions of Royal Decree-Law 3/2006, of 24 February, which approved the following measures aimed at reducing the shortfall in revenue from regulated activities:

1.	Article 1: From 3 March 2006 and until the legislation whereby distributors trade electricity through bilateral contracts with physical delivery is implemented, the electricity sale and purchase bids presented simultaneously by players belonging to the same corporate group in the daily and intra-daily electricity production markets are treated in the same way as physical bilateral contracts and will settled at a price based on objective and transparent electricity market prices. This Royal Decree-Law set a provisional price of EUR 42.35/MWh in this connection, although the definitive price had to be set by the government on the basis of market prices. This definitive price of EUR 49.23/MWh was set by Royal Decree 871/2007, of 29 June, for electricity treated in the same way as physical bilateral contracts in 2006. For electricity treated in this way in 2007, Royal Decree 1634/2006, of 29 December, established the provisional price as the matched daily and intra-daily market price plus the distributors’ average purchase price relating to adjustment, variances and supply guarantee services corresponding to that power for each programming period. In any case, on 27 February 2007 Ministry of Industry, Tourism and Trade Order ITC 400/2007 regulating bilateral agreements entered into by distributors was published, rendering this Article null and void.

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Article 2: Generation revenue must be reduced by an amount equal to the greenhouse gas emission rights granted at zero cost under the Spanish National Allocation Plan for 2006/2007 that are associated with that revenue. This Article was implemented by Ministry of Industry, Tourism and

Trade Order ITC 3315/2007, of 15 November 2007, establishing the method for reducing generation revenue to take into account the effect of the internalisation of CO2 emission rights, making it possible to determine the final amount of the 2006 shortfall.

Pursuant to the aforementioned Order, the Spanish National Energy Commission (CNE) will determine the payments to be made by each producer in accordance with the methodology established therein and will notify the Secretariat-General of Energy of the final amount of the 2006 shortfall within 15 days of its entry into force. The final impact of the Order corresponds basically to the amounts estimated and provisioned by the Unión Fenosa Group in 2006 and, therefore, the directors consider that it will not have a significant effect on the consolidated financial statements for 2007.

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Royal Decree-Law 11/2007, of 7 December, establishing the deduction of the increased income from the grant at zero cost of the greenhouse gas emission rights from electricity generation revenue. The objective of this Royal Decree-Law, in line with the provisions of the aforementioned Article 2 of Royal Decree-Law 3/2006, is to reduce the remuneration of generation activities as a result of the increase in income due to the inclusion in the organised wholesale market price of the value of the emission rights granted at zero cost under the National Allocation Plan for greenhouse gas emission rights for 2008/2012. This Royal Decree-Law was passed on 20 December 2007 by the Lower House of the Spanish Parliament, which also approved its processing as draft legislation.

Tariff-related provisions

•	Royal Decree 1634/2006, of 29 December, which established the electricity tariff for 2007 and which includes, inter alia, the following provisions:

i)	A 4.3% average increase in the electricity tariff for 2007 was established, together with a reduction in access fees of 10%.

ii)	It provides expressly that the government, from 1 July 2007 and every quarter, may modify by Royal Decree the tariffs applied by the distributors as a result of a review of their costs, including the reimbursement, out of the proceeds from sales under the tariff system in subsequent years, to each company of the amounts contributed to finance the 2006 shortfall in revenue from regulated activities, including the related accrued interest. These amounts were set by the CNE pursuant to the aforementioned Ministry of Industry, Tourism and Trade Order ITC 3315/2007.

iii)	It acknowledges ex ante, for the first quarter of 2007, the existence of a shortfall in revenue from regulated activities of EUR 750 million, acknowledging that this figure could reach EUR 3,750 million by the end of the year. This shortfall, which is acknowledged ex ante for the first time, will be securitisable on the financial markets.

iv)	As indicated above, in 2007 the power sale and purchase bids treated in the same way as physical bilateral contracts will provisionally be recognised at the matching price on the daily and intra-daily markets plus the distributors’ average purchase price for the adjustment, variances and supply guarantee services corresponding to that power in each programming period.

v)	More demanding quality objectives in the provision of the service are envisaged, increasing the distribution remuneration by EUR 500 million in this connection.

vi)	It establishes that the nuclear power production units will not be entitled to receive supply guarantee payments.

•	Royal Decree 871/2006, of 29 June, which established the tariffs for 1 July 2007 onwards and which includes, inter alia, the following provisions:

i)	An average increase in tariffs of 1.8%, maintaining access fees.

ii)	It acknowledges ex-ante the existence of a shortfall of EUR 750 million in the period from 1 July 2007 to 30 September 2007 which, together with the EUR 750 million acknowledged for the first quarter, gives a total of EUR 1,500 million.

iii)	In accordance with Royal Decree-Law 3/2006, it sets a definitive price of EUR 49.23/MWh for electricity treated in the same way as bilateral contracts in 2006.

iv)	It sets 1 June 2008 as the date for the elimination of general high-voltage tariffs.

•	Ministry of Industry, Tourism and Trade Order ITC/2794/2007, of 27 September, revising the electricity tariffs for 1 October 2007 onwards, provides, inter alia, as follows:

i)	The integral tariffs and access fees are maintained.

ii)	The supply guarantee mechanism is modified and replaced by a system of payments for capacity that remunerates two kinds of services:

Investment incentives: ten-year incentives for ordinary regime facilities with a capacity of over 50MW and dating from after 1998. For new (combined cycle) facilities in operation, remuneration of EUR 20,000/MW/year is set. This incentive may also be received by older facilities that have made significant investments and the remuneration is linked to the system’s reserve margin.

Payment for availability, yet to be defined, which will be structured through bilateral contracts with the System Operator.

•	Royal Decree 661/2007, of 25 May, regulating the special regime, which amends the legal and economic system envisaged in Royal Decree 436/2004, of 12 March, which provides specifically for:

•	an extensive transitional period for existing facilities.

•	cap and floor mechanisms for renewable energy technologies.

•	restrictions on the total installed capacity for each technology.

Other provisions

•	Ministry of Industry, Tourism and Trade Order ITC/400/2007, of 26 February, regulating bilateral contracts entered into by distributors for supplies under the regulated tariffs in Spain and Portugal.

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Resolution of the Secretariat-General of Energy, of 23 April, regulating the virtual power plant auctions provided for in Additional Provision Twenty of Royal Decree 1634/2006, of 29 December, which established the electricity tariff for 2007.

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Ministry of Industry, Tourism and Trade Order ITC/2334/2007, of 30 July, implementing Royal Decree 809/2006, of 30 June, which revised the electricity tariff for 1 July 2006 onwards, relating to the collection right arising from the financing of the shortfall in revenue from regulated activities for 2005 and the related assignment system.

•	Royal Decree 616/2007, of 11 May, on the promotion of combined heat and power generation, transposing Directive 2004/8/EC.

•	Ministry of Industry, Tourism and Trade Order ITC/1865/2007, of 22 June, regulating forward electricity trading by distributors in the second half of 2007 and the first half of 2008.

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Ministry of the Presidency Order PRE/2017/2007, of 6 July, regulating the collection right arising from the financing of the ex ante shortfall in revenue from regulated activities and the auction procedure.

•	Ministry of Industry, Tourism and Trade Order ITC/2370/2007, of 26 July, regulating the uninterruptibility demand management service for consumers purchasing their power on the market.

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Ministry of Industry, Tourism and Trade Order ITC/1522/2007, of 24 May, establishing the regulations for guaranteeing the origin of electricity from renewable energy sources and high-efficiency combined heat and power generation.

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Royal Decree 1110/2007, of 24 August, approving the unified regulations for electricity system measurement points, which regulates the required operating conditions and features of the new electronic measuring equipment.

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Approval by the Council of Ministers of the amendment to the Santiago de Compostela Agreement between Spain and Portugal for the creation of the MIBEL market. The objective of this amendment is to adapt the aforementioned Agreement to that signed on 8 March 2007 to unify the legislation of the two countries.

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Ministry of the Presidency Order PRE/3420/2007, of 14 November, publishing the Council of Ministers Resolution dated 2 November 2007 approving the individual allocation of rights to facilities in accordance with Royal Decree 1370/2006, of 24 November 2006, approving the National Emission Right Allocation Plan for 2008-2012, amended by Royal Decree 1030/2007, of 20 July, and by Royal Decree 1402/2007, of 29 October.

c) Electricity industry legislation coming into force on or after 1 January 2008

•	Ministry of Industry, Tourism and Trade Order ITC/3860/2007, of 28 September, revising the electricity tariffs for 1 January 2008 onwards:

i)	Provides for an overall increase in integral tariffs and access fees of 3.3%, except for distributors’ integral tariffs, which rise by 5.42% and the access fees of residential consumers, which decrease by 17%, giving rise to a global increase in tariffs, in uniform demand terms, of 2.88%.

ii)	Acknowledges ex-ante the existence of a shortfall in revenue from regulated activities in the first quarter of 2008 for a maximum of EUR 1,200 million, which will be securitisable on the financial markets.

iii)	Modifies the formula for revising the remuneration of distribution, by establishing certain individual parameters for companies.

iv)	In relation to the payments for capacity regulated by Ministry of Industry, Tourism and Trade Order ITC/2794/2007, of 27 September, the following is envisaged:

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It recognises an environmental investment incentive of EUR 8,750/MW per year for ten years for desulphurisation plants, provided for in the Special Waste Plan (PNRE) and with authorisation for the execution of the plan prior to 1 October 2007 or the request for the approval of the project filed three months prior to that date.

•	It establishes a new condition for the collection of the investment incentive by facilities, namely the obligation to have a six-monthly availability equal to 75% of their net capacity.

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It authorises the System Operator to provide a transitional availability service for the first half of 2008 through bilateral contracts with the System Operator for a maximum of EUR 80 million in that period.

•	It reduces the payments to be made by low-voltage access tariff consumers to facilitate their access to the market.

v)	It envisages unrestricted access to the database of distributors’ points of supply by the Supplier Switching Office and retailers, the latter being responsible for guaranteeing the confidentiality of the information contained therein when making use of it.

vi)	It includes a plan for the replacement of electricity meters for levels of consumption of up to 15kW within a period of eleven years ending 31 December 2018 with the objective of fostering the implementation of remote management systems.

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Royal Decree 1767/2007, of 28 December, establishing the values to be applied in 2008 for financing the costs relating to the management of radioactive waste and spent fuel and to the decommissioning and shut-down of facilities.

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Ministry of the Presidency Order PRE/77/2008, of 17 January, publishing the Council of Ministers Resolution approving the National Plan for the Reduction of Emissions of Existing Large Combustion Facilities.

d) Legislation currently in force in the electricity industry from previous years

For consultation purposes, the following relevant legal provisions should be mentioned due to their interest for the industry:

•	Royal Decree 2017/1997, of 26 December, which established the settlement procedure for payment obligations and collection rights required to remunerate the regulated activities and costs.

•	Royal Decree 2019/1997, of 26 December, which defined and regulated the operation of the wholesale market.

•	Royal Decree 2819/1998, of 23 December, which established the general framework for the remuneration of the transmission and distribution activities.

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The Ministerial Order dated 21 November 2000, which introduced, inter alia, the procedure for establishing the producers’ contribution to financing the shortfall in revenue from regulated activities and the order in which said shortfall will be passed on to the producers. The incentive for the consumption of local coal was afforded the same priority as the remuneration of the distribution and transmission activities. The financing percentages envisaged in this Ministerial Order for each of the utilities were modified, provisionally, by Royal Decree-Law 5/2005 on urgent reforms to boost productivity.

The shortfall in revenue from regulated activities financed by the producers has been recognised and subsequently settled with a charge to the tariff for the following years. The means and timing of its recovery varies on the basis of the regulations introduced each year.

•	Royal Decree 1432/2002, of 27 December, which established the methodology for calculating the average or reference electricity tariff.

•	Royal Decree 1866/2004, of 6 September, amended by Royal Decree 60/2005, of 21 January, which approved the Spanish National Emission Right Allocation Plan for 2005-2007.

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Law 24/2005, of 18 November, and Royal Decree Law 5/2005, of 11 March, which established the internalisation by the owners of nuclear power plants of the costs relating to the decommissioning of their facilities, the management of spent fuel and of radioactive waste from 31 March 2005 onwards.

02.01.02. The gas industry

The deregulation of the gas industry in Spain began with the publication in 1998 of Oil and Gas Industry Law 34/1998, of 7 October. The regulatory framework for the gas industry was subsequently extended through Royal Decree-Law 6/2000, of 23 June, on urgent measures to intensify competition in the goods and services markets and Royal Decree 949/2001, of 3 August, regulating third-party access to gas facilities and establishing an integrated economic system for the natural gas industry.

Ministry of Economy Order ECO/2692/2002, of 28 October, which was published in 2002, regulated the procedures for the settlement of the remuneration of regulated activities in the natural gas industry and of the specific quotas and established the reporting system for the utilities. Towards the end of 2002 Royal Decree 1434/2002, of 27 December, was published. This Royal Decree regulates natural gas transmission, distribution, and supply activities and the authorisation procedures for natural gas facilities.

In 2004 Royal Decree 1716/2004, of 23 July, regulated the obligation to maintain minimum natural gas safety stocks, to diversify natural gas supply sources and to maintain strategic reserves of oil products.

In 2005, as part of the plan to stimulate the economy and boost productivity, Royal Decree-Law 5/2005, of 11 March, on urgent reforms to foster productivity and to improve public procurement, Royal Decree 942/2005, of 29 July, amending certain provisions relating to oil and gas and Law 24/2005, of November 18, on reforms to increase productivity, were published. On 11 October 2005, Ministry of Industry, Tourism and Trade Order ITC/3126/2005, approving the Technical Management Rules for the Gas System (“NGTS”), was published with the objective of establishing the procedures and mechanisms for the technical management of the system.

On 31 March 2006, the Council of Ministers approved a revision of the 2002-2011 Energy Plan for the electricity and gas industries. Subsequently, a second energy planning process was initiated with the publication of Ministry of Industry, Tourism and Trade Order ITC/2675/2006, of 1 August, implementing the procedure for submitting proposals for developing the electricity transmission system, the basic natural gas system and the oil product strategic reserve storage facilities for 2007-2016.

The new Ministerial Orders establishing the economic regime for the natural gas industry for 2007 (Ministry of Industry, Tourism and Trade Orders ITC/3993/2006 on the remuneration of certain regulated activities, ITC/3994/2006 on the remuneration of regasification activities, ITC/3995/2006 on the remuneration of underground storage facilities included in the basic network, ITC/3996/2006 on fees and charges and ITC/3992/2006 on tariffs, all dated 29 December) were published on 30 December 2006 and came into force on 1 January 2007. The most significant new features of these new Ministerial Orders were the regulation in specific Orders of the regasification and underground storage activities, which significantly altered the regime governing their remuneration and created a new charge for unloading vessels. Also, in July 2007 the group 2 tariffs were eliminated and, therefore, only group 3 supplies at pressures equal to or less than 4 bar are able to be supplied under the tariff system. From this date onwards, he regasification, transmission and underground storage shrinkage percentages were reduced significantly, and from that time onwards the transmission companies were responsible for acquiring the gas for their own consumption in the market, which was performed through auctions provided for in the Resolution of the Secretariat-General of Energy of 12 April 2007.

As regards the regulation of the gas industry at EU level, Regulation (EC) No 1775/2005 of the European Parliament and of the Council of 28 September 2005 on conditions for access to the natural gas transmission networks came into force on 1 July 2006. This Regulation establishes rules regarding third party access services, principles of capacity allocation mechanisms, congestion management procedures and transparency requirements in order to promote the completion of the international market in energy within the EU.

After the European authorities initiated an infringement proceeding against Spain in 2005, in July 2007 Law 12/2007 was published, amending Oil and Gas Industry Law 34/1998, of 7 October, in order to bring it into line with the provisions of Directive 2003/55/EC of the European Parliament and of the Council of 26 June 2003 concerning common rules for the internal market in natural gas.

The new Law transposed the areas of Directive 2003/55/EC that had not yet been incorporated into Spanish legislation and also served to amend certain aspects of the basic regulation of the system. The most significant areas are as follows:

•	Redefinition of the activities of the various players in the gas system, drawing a legal and functional distinction between network activities and production and supply activities.

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Elimination of the tariff system and creation of a last resort tariff for consumers with supplies at pressures equal to or less than 4 bar, implemented progressively until 1 July 2010, when only consumers who consume less than 1GW/year may have access to supplies of this nature.

•	Creation of the Supplier Switching Office, which guarantees that consumers are entitled to change supplier in transparent, objective and independent conditions.

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Reinforcement of the independence of the System Technical Manager, requiring the legal and functional unbundling of the main transmission utility from the other activities and the signing by the utility’s employees of a code of conduct.

•	Review of the obligations and rights of the gas system players that distribute and supply natural gas.

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Adaptation of the industry’s economic regime to the new situation where retailers are the only players that supply gas under free market conditions, with the exceptions required for last resort supplies.

Other significant regulatory changes published in 2007 were as follows:

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Ministry of Industry, Tourism and Trade Order ITC/2795/2007, of 28 September, modifying tariffs for natural gas for use as a raw material and establishing a transmission fee for certain users connected to regasification plants.

•	Ministry of Industry, Tourism and Trade Order ITC/2309/2007, of 30 July, establishing the mechanism for transferring tariff customers to the last resort supply of natural gas.

•	Royal Decree 1068/2007, of 27 July, regulating the start-up of last resort supplies in the natural gas industry.

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Resolution of 18 April 2007 of the Directorate-General of Energy Policy and Mines, establishing the operating rules for auctions of operational gas and minimum plant and pipeline level gas for the period between 1 July 2007 and 30 June 2008.

•	Resolution of 9 March 2007 of the Secretariat-General of Energy modifying the percentages allocated for underground storage capacity and the procedure for the distribution thereof.

02.02. International industry regulation

The Unión Fenosa Group has a presence as an investor in: the electricity generation and distribution industry in Colombia and Panama; the electricity distribution industry in Guatemala, Moldova and Nicaragua; and in electricity generation industry in Mexico, Kenya, the Dominican Republic and Costa Rica.

a) International generation

Generation in the countries in which the Unión Fenosa Group has investments is focused on the operation of facilities through long-term power purchase and sale agreements (see Note 06.16). The related agreements are entered into with the public agencies of the countries earmarked for investment or with distributors owned by third parties, which provide for the passing on to the customer of possible changes in production costs. Certain characteristics of the principal countries in which the Unión Fenosa Group operates as a producer are as follows:

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Mexico and Kenya: the Group operates as an independent producer in these countries where the electricity industries have not been fully deregulated and most of its transactions are arranged through long-term power purchase and sale agreements in which the payments for available capacity provide a return on the investment made and the price of the power produced is adjusted on the basis of fuel price fluctuations.

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The Dominican Republic: in this country there is a free market which regulates transactions between the producers and the distributors and, at the same time, there are long-term power purchase and sale agreements with distributors under which the related remuneration is similar to that described in the cases of Mexico and Kenya.

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Costa Rica: operation of the La Joya hydroelectric plant with a capacity of 50 MW began in July 2006. This is a BOT project (“Build, operate and transfer”), which means that, on termination of the agreement, title to the assets will be transferred to the customer (Instituto Costarricense de Electricidad). Economically it functions in a similar way to the Mexican and Kenyan cases, with a fixed charge that ensures a return on the investment made in exchange for the availability of the facilities and a variable charge that offsets production costs.

At present, these long-term agreements represent 90% of the output of Unión Fenosa Group’s plants in these countries.

b) International distribution

The regulatory framework of the countries in which the Unión Fenosa Group has investments in electricity distribution is that of a deregulated electricity industry. The basic features of this model are as follows: the unbundling of generation, transmission, distribution and retailing activities; competition in generation and retailing; regulated tariffs for transmission, distribution and supply to customers with limited consumption; limits on vertical and horizontal concentration and the existence of regulators independent from the government.

The distribution activity is regulated. The function of the distributors is to transfer power from the transmission networks to customers’ consumption points and to supply power to regulated market customers which, because of their level of consumption, cannot freely choose their supplier at regulated tariffs. These regulated supply tariffs are the sum of the price at which the energy is purchased from the producers, plus the transmission fee and the distribution cost. Deregulated market customers or eligible customers who have opted to buy power from a different supplier must pay the distribution fee or regulated tariff for the use of the networks.

Unlike in Spain, distribution margins are made up of the revenue from supplies to customers and the power purchase costs, and there is no mechanism for making settlements among the distributors as there is in Spain.

The distributors purchase power on the wholesale electricity market comprising contract and spot markets.

In the spot market, which is managed by an independent operator, mismatches between the power produced and demand and the power supply commitments are negotiated. The hourly output of the power plants is also established in the spot market on the basis of the bids tendered by the plants or of their variable costs. The price for each hour is equal to the bid price or to the variable costs of the last generating facility required to meet demand.

The distributors, except in Colombia, are obliged to have agreements for part of or all the demand of their regulated market customers. The prices, terms and conditions of the contracts are freely negotiated and a public call for tenders whose terms must be approved by the regulator is usually required for distributors to be able to enter into contracts for supplies to regulated market customers.

The tariffs are adjusted automatically (every year, every six months, every three months or every month), in order to reflect the variations in energy purchase prices and transmission fees and the changes in economic indicators (price indexes in the country in question and in the United States, exchange rates, customs duties, etc.) that influence the distribution costs.

The procedure for calculating distribution costs and automatically adjusting the tariffs is in force for long periods of time, usually four or five years. The distribution cost is established in such a way as to enable an efficient company to recover its operating costs and obtain a return on its investments. An efficient company is taken to have distribution facilities tailored to demand and operating and investment costs that are within the standard international range of values for the type of network being operated and market being served. Efficiency is also applied to set the level of power losses in the distribution systems, taking into account the standard international values for the type of network being operated and market being served and the level of power losses at the beginning of the period.

The periods for which the procedure for calculating distribution costs is in force are as follows:

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Colombia: the validity of the remuneration of the aggregate distribution value and the tariff adjustment procedures that came into force in 2003 ended in December 2007. The new regulations do not imply any substantial modifications to the remuneration model and remain in force until 2012.

•	Moldova: the regulator approved the new methodology for calculating tariffs in October 2007, which will remain in force for five years.

•	Guatemala: the distribution costs and the tariff adjustment procedures will remain in force until February 2009.

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Nicaragua: new tariff specifications were approved in July 2007 with an increase in distribution costs. The previous tariffs will continue to be applied to customers from July 2007 to July 2008 and the increased distribution costs will be subsidised by the state-owned generation and transmission company.

•	Panama: a new tariff system was approved in January 2007 and will remain in force until June 2010.

Also, it should be noted that the increase in oil prices led to an appreciable rise in the electricity purchase price in Panama, Guatemala and Nicaragua, since a significant proportion of the electricity is produced using oil-based fuels. A portion of the increase in electricity purchase prices is passed on to the customer, by applying the tariff adjustment procedures, and the remainder, if any, is subsidised by the Central American states involved.

Negotiations have begun in Nicaragua to resolve the electricity industry’s problems arising from insufficient generation and high oil prices. The main points to be dealt in the negotiations are as follows: the penalisation of fraud in electricity consumption, the recovery of tariff shortfalls or variances, the transfer of the increase in purchase prices to tariffs and the level of losses recognised.

03. Risk management

The Unión Fenosa Group manages its risks from both the economic viewpoint, in which, through the review of its business plans, the relationship between exposure and the present value of the cash flows arising from an investment is assessed, and the accounting viewpoint, which makes it possible to evaluate the status and evolution of the various risk scenarios.

This policy, approved by the Group’s governing bodies, is based at all times on the total transparency of the information on the principal risks that affect the Group’s activities and the systems developed to control them, in compliance with applicable current legislation and the best business practice for the control, management and supervision of risks.

General exposures or adverse situations in which negative changes may arise in results or the Company’s financial situation, and which therefore generate risks that are managed to mitigate the potential effect thereof, include:

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Exposure to investment risk. This includes the maximum potential loss that could arise for the Group from the investments in each of the businesses in which it has an interest. To reduce the risks relating to the international area, decisions are taken that permit either the repatriation of income or the elimination of the guarantees provided by the Group.

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Exposure to foreign currency risk. All financing must be made in the functional currency of the businesses and only when this is not possible is the investment financed in the functional currency of the Parent, i.e. in euros. Specifically, as a result of the strategic decision to guarantee reserves of coal for which transactions on the main international markets are made in US dollars, international investments in mining are made in the US dollars, whatever the functional currency of the country in which the investment is made.

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Exposure to interest rate risk. Reference to interest rates must take into account the volatility thereof. In this regard, the Unión Fenosa Group analysed the best structure between fixed- and floating-rate debt and considered that a fixed rate for between 55% and 85% of the total debt would be the most appropriate structure.

•

Exposure to regulatory risk. The exposure to this risk differs between Spain and Latin America and Moldova. The level of profitability in the latter depends to a large degree on the stability of the regulatory framework. To the extent that losses arise from governmental actions, the risk should be managed through political risk insurance policies or, if necessary, by using the hedging provided by export credit agencies.

When political risk hedging cannot be used, institutional relations are used at national level or through multilateral bodies including, if applicable, the use of the Reciprocal Investment Protection and Promotion Agreement (APPRI) entered into by the Spanish Government and the local government where the investment is held.

03.01. Identification of risks

The Unión Fenosa Group’s most significant risks are of a financial nature, as follows:

a)	Foreign currency risk

b)	Interest rate risk

c)	Liquidity risk

d)	Credit risk

e)	Other market risks: price risk

These risks are monitored and controlled periodically, as follows:

a) Foreign currency risk

Fluctuations in the exchange rate of the currency in which a particular economic transaction is performed against the presentation currency may have an adverse impact on finance costs and profit for the year, affecting specifically financial management of debt and fuel procurements.

i) Due to fluctuations in exchange rates associated with financing activities.

As indicated above, if it is possible and economically viable the Group finances its investments in the functional currency of the country (where its main cash flows are generated) in which the investment is held. However, when the aforementioned currency coincides with the local currency, the operation described above is not feasible in shallow markets, usually associated with certain investments in Latin America. In these cases the investments are financed in euros. International mining investments also entail a series of difficulties, detailed in Note 03 above, which are taken into account.

ii) Due to fluctuations in foreign exchange rates associated with the fuel procurement activity

The financial risk relating to the fuel procurement activity is associated with the setting of the purchase price in a currency other than the functional currency. Under normal circumstances, the price for the purchases of imported coal is set in US dollars. The procedure followed is to budget the payments for coal purchases on an annual basis and to plan in detail a quarterly timetable. The financial management area, on the basis of the foreseeable payments and of the projected collections in US dollars, makes the foreign currency purchase and sale transactions required to ensure that the related flows are matched.

The prices under gas purchase agreements are denominated in US dollars, and, therefore, if considered necessary, the related foreign currency risk is hedged by arranging foreign currency derivatives.

As indicated in Note 19.01, the main currency used by the Unión Fenosa Group other than the euro is the US dollar. The sensitivity of the Group’s consolidated profit and consolidated equity at 31 December 2007 and 2006 to fluctuations in the USD/EUR exchange rate for the unhedged debt is as follows (millions of euros):

CHANGES IN FOREIGN EXCHANGE RATES—2007 and 2006

	2007		2006
	+5%	-5%	+5%	-5%
US dollar—local currency
Effect on profit before tax	(3.0)	3.0	(5.5)	5.5
Local currency—euro
Effect on equity before tax	55.4	(55.4)	50.0	(50.0)

b) Interest rate risk

The risk management policy establishes that the financing expense must be subject to an insignificant risk of changes in value. In this regard, the acceptable volatility for the Group’s financial and business structure is considered to be achieved through a financing structure with reference percentages at fixed interest rates of between 55% and 85% and at floating rates of between 45% and 15%.

In addition to managing the fixed-and floating-rate debt structure in accordance with the percentages indicated above, the Unión Fenosa Group mitigates the extent to which changes in interest rates could affect the cash flows associated with certain balance sheet items by using interest rate derivative financial instruments in line with the Group’s general risk policy.

The sensitivity of the Unión Fenosa Group’s profit to changes in interest rates is as follows (million of euros):

CHANGES IN INTEREST RATES—2007 and 2006

	2007		2006
	Change in Interest Rate		Change in Interest Rate
	+0.50%	-0.50%	+0.50%	-0.50%
Effect on profit before tax	(11.1)	11.1	(8.9)	8.9

Debt at floating interest rates is basically tied to Euribor if the financing is in euros and to USD Libor if it is in US dollars.

c) Liquidity risk

Liquidity risk is defined as a company’s inability to meet its obligations as a result of adverse situations in the debt and/or capital markets that hinder or prevent the obtainment of the required financing. The Unión Fenosa Group manages liquidity risk by ensuring that sufficient amounts are available to negotiate in the best conditions possible the replacement of transactions nearing maturity with new transactions and to meet short-term cash needs, thus avoiding having to resort to seeking funds in potentially unfavourable conditions. Liquidity risk is considered to be adequately covered when the minimum amount of financing available is equivalent to one year of debt servicing (see Note 19.01).

Also, the Group considers it necessary to gradually increase the average term of its financing in order to reduce market pressure and to be in a better position to negotiate the maturity of the transactions.

In the area of loan transactions, risk concentration with banks is periodically monitored in order to avoid it becoming excessive.

d) Credit risk

In the financing transactions area, credit risk arises due to the inability of a counterparty to meet the obligations established in an agreement. When the transactions arranged could give rise to counterparty risk for a subsidiary, the Unión Fenosa Group carries out such transactions with counterparties with a credit rating equal to or higher than the Group’s own rating, obtaining additional specific guarantees when the situation so requires.

In the electricity business in Spain, credit risk management is standardised and follows strict guidelines, bearing in mind the fact that customer must provide guarantees and deposits prior to being able to receive supplies. In the deregulated market, customers are analysed regularly, assessing the customer’s ability to pay and using reports from companies that provide their individual credit histories.

In 2007 and 2006 there was no significant credit risk concentration at any customer.

e) Other market risks: price risk

In addition to the financial risks detailed above, the Group has operational risks that are managed by the related business unit and are linked mainly to risks arising from changes in the price of fuel, CO2 emission rights and electricity.

These risks are managed by the Unión Fenosa Group as follows:

•	balanced composition of generating assets to enable a significant portion of these risks to be hedged naturally through the appropriate use of technology at each power plant.

•

tying fuel (coal and gas) procurement price risks to reference indices, which are also used as far as possible to quantify income, and the inclusion of clauses in purchase contracts which enable prices to be adapted in a manner that is satisfactory for both contracting parties to the evolution of the raw materials markets.

•	hedging the price risk by arranging specific derivative financial hedging instruments.

As indicated in Note 02.02, the power purchase agreements entered into by the Unión Fenosa Group in Mexico and Kenya represent an efficient push-through of the main variable costs required to obtain them and, therefore, do not involve any fuel price risks.

The electricity trading transactions performed by certain Group companies do not give rise to any significant risks since they are of a limited volume, amount and maturity.

03.02. Hedging policy

The Group arranges derivative instruments to the extent that they serve to achieve the objectives defined regarding debt structure and foreign currency hedging and, accordingly, derivative financial instruments that do not hedge a specific risk are generally not arranged.

The various hedging transactions are classified for accounting purposes as follows:

a)	Fair value hedges, when the objective is to hedge changes in the market price, as a result of a specific risk, of an asset or liability previously recognised in the balance sheet or of a firm commitment.

b)	Cash flow hedges, when the objective is to hedge changes, as a result of a specific risk, in the cash flows associated with an asset or liability previously recognised in the balance sheet or in a highly probable forecast transaction.

c)	Hedges of a net investment in a foreign operation.

Hedge accounting requires strict compliance with certain requirements. Consequently, hedges are classified beforehand as such and the risk and item hedged, the hedging instrument and the method used to measure the effectiveness of the hedge are established. The effectiveness is usually measured prospectively and retrospectively every quarter and hedges are considered to be highly effective when the changes in the fair value of the hedging instrument, attributable to the hedged risk, with respect to the changes in the fair value of the hedged item, also attributable to the hedged risk, are within a range of 80% to 125% in simulations of extreme changes in the market parameters used in the measurement.

The derivative financial instruments arranged by the Unión Fenosa Group are recognised initially at acquisition cost in the balance sheet and are subsequently measured in each period at fair value. Changes in fair value are usually recognised taking into account the specific rules of hedge accounting (and in the limited number of cases where derivative financial instruments are used which are not designated as a hedge or which do not qualify for hedge accounting, such changes are recognised in the income statement).

Once the aforementioned requirements have been met, hedges are accounted for as follows:

a)	Fair value hedges: changes in the fair value of the hedging instrument and the hedged item, attributable to the hedged risk in both cases, are recognised in the income statement.

b)	Cash flow hedges: changes in the fair value of the hedging instrument, attributable to the hedged risk, and to the extent that the hedging relationship is effective, are recognised in reserves (the ineffective portion is recognised in the income statement). The accumulated amount of the changes recognised in reserves is taken to profit or loss as the hedged cash flows arise.

c)	Hedges of a net investment in a foreign operation: these are accounted for in a similar manner to cash flow hedges and changes in the value of the hedging instruments are recognised under “Translation Differences” in the consolidated balance sheet. The accumulated amount of the changes recognised in reserves is taken to profit or loss if and when the related investment in a foreign operation is disposed of.

If hedge accounting is discontinued because the hedging instrument has expired or has been sold or because it no longer complies with the effectiveness rules, the gains or losses accumulated in reserves as a result of the measurement of the hedging instruments at fair value is retained in this account and is taken to income as the result on the hedged transaction is realised (unless it gives rise to a non-financial asset or liability, in which case the balance is taken into account on initial recognition of the asset or liability generated by the hedged transaction). The accumulated amount is immediately taken to profit or loss if the hedged transaction is cancelled or is unlikely to take place.

Derivatives embedded in other financial instruments or in raw material purchase contracts are not accounted for separately since they do not meet the requirements for separate accounting either because they are closely related to the financial instruments in which they are embedded or because they qualify for the own use exemption in the case of the fuel purchase contracts entered into by the Unión Fenosa Group for the performance of its business activities.

The fair value of the derivative financial instruments arranged by the Unión Fenosa Group is calculated as follows:

a)	For instruments traded on an organised financial market, by reference to the quoted price.

b)	Otherwise, fair value is generally measured on the basis of market assumptions at the measurement date, usually the present value based on a market discount rate of the spread of the swap contract or the present value of the future cash flows based on the projected exchange rates at the date of calculation.

The hedging instruments most used are interest rate and exchange rate swaps. The detail of the derivative financial instruments arranged by the Union Fenosa Group at 31 December 2007 and 2006 is as follows:

DERIVATIVE FINANCIAL INSTRUMENTS 2007

	Thousands of Euros
Derivatives		Notional amount
	Fair Value	2008	2009	2010	2011	Subsequent Years	Total

Foreign currency hedges
—Cash flow hedges	(885)	65,620	5,355				70,975
—Hedges of a net investment in a foreign operation	4,646	54,289					54,289
—Fair value hedges	494	1,637	9,720	8,975			20,332

Interest rate hedges
—Cash flow hedges	(4,311)	13,362	11,451	9,528	7,169	96,730	138,240

Commodities hedges
—Cash flow hedges	2,767	56,969					56,969

Other derivatives
—Foreign currency	(84,351)					290,300	290,300
—Interest rate	(21,755)					(200,960)	(200,960)

DERIVATIVE FINANCIAL INSTRUMENTS 2006

	Thousands of Euros
Derivatives		Notional amount
	Fair Value	2007	2008	2009	2010	Subsequent Years	Total
Interest rate hedges
—Cash flow hedges	(1,007)	456,211	4,629	4,996	4,775	76,648	547,259

Other derivatives
—Foreign currency	(79,039)					290,300	290,300
—Interest rate	(21,623)					(212,335)	(212,335)

Also, the Unión Fenosa Group’s portfolio of financial instruments includes, in addition to the genuine hedging derivatives, other foreign currency and interest rate derivatives relating to a specific financing transaction in yen which, since they do not qualify for hedge accounting pursuant to IFRSs, are recognised using a different measurement methodology (see Note 06.13.b), in order to obtain more relevant information on the transaction, thereby reducing the accounting differences that would arise from measuring its components separately.

At 31 December 2007, the net fair value of these transactions (derivative financial instruments and the fair value of the notional amount of the equivalent euro value, EUR 290.3 million, of the debt in yen) was EUR 237 million (31 December 2006: EUR 243 million). The difference in 2007 was recognised with a credit of EUR 5.9 million to “Gains on Financial Derivatives” whereas in 2006 EUR 20.7 million were credited to “Gains on Financial Derivatives” and EUR 0.9 million were charged to “Losses on Financial Derivatives”.

In relation to these transactions, the Unión Fenosa Group calculated a maximum volatility of EUR 18.62 million arising in the income statement relating to changes in the total net fair value in response to an increase of 100 basis in interest rates and a 5% fluctuation in exchange rates.

04. Tax matters

Since 1995 the consolidated tax group represented by Unión Fenosa, S.A. as the Parent has been taxed under the special tax regime for corporate groups regulated by the Consolidated Spanish Corporation Tax Law. Accordingly, the tax group’s taxable profit, tax credits and tax relief are calculated on a joint basis. For these purposes, tax group is defined as a group formed by the Parent and the Spanish subsidiaries in which the Parent has, directly or indirectly, an ownership interest of at least 75%.

The tax charge is distributed as agreed by all the companies forming part of the consolidated tax group. The agreement for the distribution of the tax charge establishes that Unión Fenosa, S.A. will remunerate the other consolidated tax group companies for the tax losses and tax credits when they are actually deducted.

All the transactions carried out as a result of the distribution of the tax charge in accordance with the agreement adopted by the tax group companies were eliminated on consolidation.

The companies which form part of the Unión Fenosa consolidated tax group are listed in Appendix IV.

05. Basis of presentation and comparative information

05.01. General considerations

The accompanying consolidated financial statements for the year ended 31 December 2007 and the related comparative information were prepared in accordance with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission, in conformity with Regulation (EC) no. 1606/2002 of the European Parliament and of the Council and subsequent amendments thereto.

No standards have been issued by the corresponding bodies that may be applied voluntarily which could have a material effect on the accompanying consolidated financial statements and which have not been applied by the Unión Fenosa Group in their preparation.

The accompanying consolidated financial statements were prepared from the accounting records at 31 December 2007 and 2006 of Unión Fenosa, S.A. and of each of the consolidated subsidiaries, incorporating the adjustments required to adapt these accounting records to IFRSs.

Note 06 below addresses the accounting policies that, in accordance with the International Financial Reporting Standards applicable under the legislation currently in force, were used by the Unión Fenosa Group to prepare the accompanying consolidated financial statements.

The following reclassifications were made in the presentation of the financial statements for 2006:

a)	Reclassification of deferred income (EUR 599.7 million) from “Other Non-Current Liabilities” to “Deferred Income” in the consolidated balance sheet (see Note 16).

b)	Reclassification in current liabilities in the consolidated balance sheet of trade payables amounting to EUR 942.2 million from “Other Financial Liabilities” and “Other Current Liabilities” to “Trade and Other Payables”. This reclassification was carried out due to the commercial nature of the balances transferred.

c)	Reclassification in the consolidated income statement of balances totalling EUR -0.7 million relating to transactions with investments from “Income from Financial Assets” to “Income from Non-Current Non-Financial Assets”.

d)	Reclassification in the cash flow statement for 2006 of EUR 171.9 million from “Net Cash Flows from Operating Activities” to “Net Cash Flows from Investing Activities”, relating to the change in working capital associated with non-current asset suppliers.

The 2007 consolidated financial statements of the Unión Fenosa Group and the individual financial statements of Unión Fenosa, S.A. were formally prepared on 27 February 2008 by the Parent’s Board of

Directors. Those financial statements and those of the other companies included in the scope of consolidation have not yet been approved by the shareholders at the respective Annual General Meetings. The Board of Directors of Unión Fenosa, S.A. considers that these financial statements will be approved without any changes.

The Unión Fenosa Group’s 2006 consolidated financial statements were approved by the shareholders at the Annual General Meeting of Unión Fenosa, S.A. on 7 June 2007.

05.02. Changes in the scope of consolidation

In 2007 the scope of consolidation changed, due mainly to sales and acquisitions of companies and the Unión Fenosa Group’s corporate restructuring process.

The following companies were included in the scope of consolidation of the Unión Fenosa Group in 2007:

Subsidiaries	Joint ventures
Unión Fenosa Internacional, S.A.	Energías Especiales Montes Castellanos, S.L (1)
Saudí Soluziona Company for Maintenance and Operation, Ltd	Parque Eólico de Padul, S.L.U (1)
Limeisa International Coal South Africa (Proprietary), Ltd	Barbao, S.A. (1)
Zemer Energía, S.A. de C.V.	Parque Eólico Belmonte, S.A. (1)
Socoin, S.A. (Panama)	Barras Eléctricas Generación, S.L.
Operación y Mantenimiento Energy Costa Rica, S.A.	Nueva Electricidad del Gas, S.A.U. (2)
Limeisa International Coal B.V.	Associates
Socoinve, C.A.	Indra Sistemas, S.A.
Kangra Coal (Proprietary), Ltd

(1)	Company in the Enel Unión Fenosa Renovables (EUFER) subgroup.
(2)	Company in the Unión Fenosa Gas subgroup.

In 2007 the following companies were excluded from consolidation in the Unión Fenosa Group:

a) Due to the agreements to integrate the consulting and IT businesses of Soluziona into Indra Sistemas, S.A.:

Subsidiaries
Soluziona C y S Holding, S.A.	Procinsa Ingeniería, S.A.
Soluziona, S.R.O. (Czech Rep.)	Prointec, S.A.
Soluziona, A.S. (Slovakia)	Soluziona, S.R.L. (Moldova)
Soluziona Szakertoi Szolgaltato Kft	Soluziona, S.A. (Uruguay)
Eléctrica Soluziona, S.A. (Romania)	Asdoconsult, S.L.
Geoprin, S.A.	Soluziona, S.A. (Argentina)
Soluziona Internacional Servicios Profesionales, S.L.U.	Soluziona Zimbabwe Ltd.
Gicsa-Goymar Ingenieros Consultores, S.L.	Soluziona, Ltda. (Brazil)
Soluziona, S.P., C.A. (Venezuela)	Soluziona, Ltda. (Colombia)
Inse Rail, S.A.	Soluziona Chile, S.A.
Soluziona Seguridad, S.A.U.	Soluziona, Ltd. (Kenya)
Prointec Concesiones y Servicios, S.L.	Soluziona Guatemala, S.A.
Soluziona Consultoría y Tecnología, S.L.	Soluziona México, S.A. de C.V.
Soluziona, L.L.C. (Ukraine)	Soluziona, S.A. (Panama)
Gibb Portugal—Consultores de Engenharia, Gestao e Ambiente, S.A.	Soluziona Philippines, Inc.

b) Due to sales:

Applus Servicios Tecnológicos, S.L.

c) Due to corporate restructuring (mainly mergers by absorption):

Unión Fenosa Consultoría, S.A.	Unión Fenosa Inversiones, S.A.
Soluziona Ingeniería General, S.L.U.	Electrificadora de La Costa Atlántica, S.A. E.S.P.

d) Other

Tit Vectoria, S.L.

Soluziona Malaysia Sdn.Bhd

The changes in the scope of consolidation in 2007, as a consequence of changes in consolidation methods, applied for the purpose of correctly representing the degree of control that the Unión Fenosa Group exercises over these companies, were as follows:

In 2007 R Cable y Telecomunicaciones Galicia, S.A. was proportionately consolidated (previously accounted for using the equity method).

In August 2007 the Unión Fenosa Group acquired 64% of Kangra Coal (Proprietary), Ltd., owner of the Savmore coal mine in South Africa.

The detail of the allocation of the acquisition price, at the exchange rate prevailing at the date of the transaction, is as follows:

Thousands of Euros
Acquisition price	66,005
Other acquisition costs	1,906

TOTAL	67,911

Value of net assets acquired	2,838

Allocated to coal reserve exploitation rights	65,072
Minority interests	36,603
Exploitation rights measured by acquiree	18,766

TOTAL exploitation rights	120,441

Since the goodwill was allocated to the coal reserve exploitation rights and the international coal market sets the price of this raw material in US dollars, the exploitation rights were measured in this currency for an amount of USD 162.2 million. This amount relates to the exchange rates of the various currencies at the transaction date.

Goodwill and deferred taxes of EUR 36.1 million (USD 48.7 million) were recognised for the difference between the value for tax purposes and the carrying amount of the aforementioned exploitation rights.

The coal reserve exploitation rights and goodwill are amortised in proportion to the tonnes of coal sold with respect to the estimated coal reserves.

The measurement of this business combination is considered provisional since certain studies of the company’s coal reserves have yet to be completed. The Group has 12 months from the acquisition date for the valuation to be deemed completed.

Kangra Coal’s sales in July-December totalled EUR 44.3 million and profit before minority interests at the average EUR-ZAR exchange rate amounted to EUR 7.2 million. In January-December sales amounted to EUR 84.8 million and profit to EUR 11.4 million.

06. Accounting policies

The principal accounting policies used in preparing the Unión Fenosa Group’s consolidated financial statements, in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union at that date, were as follows:

06.01. Basis of consolidation

a) Subsidiaries

“Subsidiaries” are defined as companies over which the Parent has the capacity to exercise effective control; control is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly half or more of the capital or voting power of the investee or, even if this percentage is lower or zero, when, for example, there are agreements with other shareholders of the investee that give the Parent control. Control is the power to govern the financial and operating policies of a company so as to obtain benefits from its activities. The financial statements of the subsidiaries are fully consolidated with those of the Parent, which entails the inclusion in the consolidated financial statements of all their assets, liabilities, income, expenses and cash flows, after making the accounting and financial adjustments and eliminations relating to intraGroup transactions.

The fully consolidated Union Fenosa Group companies are listed in Appendix I.

b) Joint ventures

A joint venture is a contractual arrangement whereby two or more companies (“venturers”) hold and use assets so that strategic financial and operating decisions relating to the joint venture require the unanimous consent of all the venturers. The financial statements of joint ventures are proportionately consolidated with those of the Parent and, therefore, the aggregation of assets, liabilities, income and expenses and subsequent eliminations are only made in proportion to the Group’s ownership interest in these assets.

The Unión Fenosa Group’s proportionately consolidated companies are listed in Appendix II.

c) Uniformity

The financial statements of the consolidated companies refer to the same reporting date as those of the Parent and, where necessary, the adjustments required are made to adapt the accounting policies used to those applied by the Group.

d) Basic policies

The consolidated financial statements of the Unión Fenosa Group were prepared on the basis of the following basic policies:

i)	On acquisition, the identifiable assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of their cost of acquisition over fair value is recognised as goodwill. Any deficiency of the cost of acquisition below fair value is credited to profit and loss on the acquisition date.

ii)	The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statements from the effective date of acquisition or until the effective date of disposal, as appropriate.

iii)	The interest of minority shareholders in the equity of the fully consolidated subsidiaries is stated at the minority’s proportion of ownership and of the fair values of the assets, liabilities and contingent liabilities recognised and is included in equity in the consolidated balance sheet under “Minority Interests”. The share of minority interests in the profit for the year is presented under “Profit for the Year Attributable to Minority Interests” in the consolidated income statement (see Note 15.06).

iv)	Each company’s financial statements are prepared in their functional currency, which is the currency in the economic area in which it operates and in which it generates and uses its cash flows. The Unión Fenosa Group’s functional currency is the euro. Therefore, the financial statements of the Group companies that are prepared using a different currency are translated to euros, in accordance with the following criteria:

•	Assets and liabilities are translated at the exchange rates prevailing at the balance sheet date.

•	Income and expenses are translated at the average exchange rates for the year.

•	Share capital and reserves are translated at the historical exchange rates.

The exchange differences arising as a result of the translation of the financial statements are classified as equity (translation differences) and are recognised as income or expenses for the period in which the investment is realised or disposed of.

06.02. Accounting estimates and judgments

In preparing the accompanying consolidated financial statements it was necessary to use certain estimates to quantify some of the amounts that were recognised herein. The estimates used with a significant effect on the consolidated financial statements are basically as follows:

i)	The measurement of assets and goodwill in order to determine the existence of impairment losses thereon (see Note 06.08).

ii)	The useful life of the property, plant and equipment and intangible assets (see Notes 06.04 and 06.06).

iii)	The accompanying consolidated financial statements were prepared on the basis of historical cost, except in the case of certain financial assets (see Note 06.09) and financial liabilities (see Note 06.13), which were measured at fair value. Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction, and such fair value is determined, wherever possible, by reference to market prices (market price, similar recent transactions, etc.).

iv)	The power supplied to customers not measured by meters at year-end (see Note 06.16).

v)	Other electricity system variables, such as the determination of the amount corresponding to the shortfall in revenue from regulated activities, the reduction of revenue from the generation activity by the amount equal to the emission rights granted at zero cost (see Notes 02.01.01 and 10).

vi)	The future costs of decommissioning and closing of certain facilities and of restoring the land on which they are located (see Notes 06.04 and 18)

vii)	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and obligations (see Notes 06.15 and 17). The Unión Fenosa Group used independent actuaries in the performance of these calculations.

viii)	The probability of the occurrence and value of the liabilities relating to other provisions (see Notes 06.15 and 18). Although these estimates were made on the basis of the best information available at the date of preparation of the accompanying consolidated financial statements on the events analysed, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively, recognising the effects of the change in estimates which, in any case, would not have a material effect on the related consolidated financial statements.

06.03. Transactions in currencies other than the euro or the related functional currency

The transactions carried out in a currency other than the functional currency of each company (whether or not this is the euro) are translated at the exchange rates prevailing at the transaction date. Differences arising in the year between the historical exchange rates at which the assets and liabilities associated with these transactions were accounted for and the exchange rates prevailing either at the date of collection or payment or at the consolidated balance sheet date, if they have not previously been settled, are recognised as net exchange differences under “Finance Costs” or “Finance Income” in the consolidated income statement, unless they are recognised directly in equity because they are not considered to form part of the hedge of a net investment in a foreign operation or are accounted for in accordance with the specific hedge accounting rules because they are attributed to a specific foreign currency risk hedging transaction (see Note 03.02).

06.04. Property, plant and equipment

a) Measurement

Property, plant and equipment are stated at cost less any accumulated depreciation and any recognised impairment losses (see Note 07).

Where applicable, acquisition cost is modified and/or includes the following items:

i)	The amount of the revaluations performed, in accordance with related legal provisions, prior to the date of adoption, in each case, of the cost model or, in any case, prior to the first-time application of International Financial Reporting Standards.

ii)	The future costs that the Group will have to incur in respect of the decommissioning, closure and environmental restoration of certain facilities are capitalised to the cost of the asset, at present value, and the related provision is recognised. The Group reviews each year its estimate of these future costs, adjusting the amount of the provision recognised on the basis of the results obtained. In the case of nuclear plants, this provision includes the estimated amount that the Group will have to incur until, pursuant to Royal Decree 1349/2003, of 31 October, and Law 24/2005, of 18 November, the public radioactive waste management company (ENRESA) assumes responsibility for the decommissioning of these plants.

iii)	Borrowing costs incurred during the construction period in construction work lasting for more than one year and, where the construction work lasts for less than one year, only the borrowing costs assigned to the property, plant and equipment in the course of construction. The borrowing costs are capitalised by applying the effective average interest rate.

iv)	Staff and other costs relating directly or indirectly to construction in progress. The amounts capitalised in this connection are recognised previously in the accompanying consolidated income statement.

v)	The Group’s work on non-current assets in relation to the cost of services rendered by Group companies that qualify for capitalisation at the investor Group companies after eliminating, if applicable, the margin obtained on the transaction.

vi)	The amount of the long-term agreements relating to generating utility plant in service, which encompass both the overall maintenance thereof and the supply of the specific spare parts for their components (long-term service agreement or LTSA), is treated as an addition to the cost of the asset for the part relating to the amount of the spare parts and the labour, supervision and engineering required for their fitting, i.e. the complete cost of replacement. The amount of these agreements relating to the replacement work, and received up to the performance of each of the scheduled shutdowns envisaged therein, is capitalised and recognised as being in use at that time, and is depreciated over the period of time that elapses until the performance of the next scheduled shutdown. If necessary, the carrying amount of the items replaced is derecognised.

b) Transactions subsequent to initial recognition

The costs of expansions or improvements to property, plant and equipment leading to increased productivity or capacity or to a lengthening of the useful lives of the assets are capitalised and the items replaced, if any, are derecognised in an amount relating to their estimated replacement value net of the related accumulated depreciation.

Periodic maintenance, upkeep and repair expenses are recognised in the consolidated income statement on an accrual basis as incurred.

The gain or loss arising from the disposal of items of property, plant and equipment is determined as the difference between the price received for their sale and the carrying amount of the assets derecognised as a result of the transaction performed.

c) Depreciation

Property, plant and equipment in the course of construction are transferred to property, plant and equipment in use once the trial period has ended, from which time they start to be depreciated.

The Group companies generally depreciate their property, plant and equipment in use, net of the residual value thereof, by the straight-line method at rates based on the years of estimated useful life of the related non-current asset items.

The detail of the average years of estimated useful life over which the depreciation of each group of property, plant and equipment items is calculated is shown in the table below. The period property, plant and equipment depreciation charge is recognised under “Depreciation and Amortisation Charge” in the consolidated income statement.

AVERAGE YEARS OF USEFUL LIFE

Non-current asset groups
Hydroelectric power plants	14 - 100
Fossil-fuel plants	25 - 40
Nuclear plants	40
Renewable energy plants	20
Transmission lines	30 - 40
Transformer substations	25 - 40
Distribution network	18 - 40
Buildings	50 - 75
Other items of property, plant and equipment	5 - 20

(*)	Depending on the concession term (Note 06.06)

Since 2006, in the calculation of the hydroelectric plant depreciation charge, which is performed on a straight-line basis, a distinction is drawn between the various types of item of which they are composed;

differentiating between the investments in civil engineering work (depreciated over the term of the concession or over 100 years in the absence of a concession), electromechanical equipment (40 years) and the other non-current assets (14 years), and in any case taking into account the use of the plant and with the maximum limit of the term of the concession.

The Unión Fenosa Group depreciates its nuclear power plants on the basis of a useful life of 40 years. However, the operating permit for these facilities usually covers a period of 30 years from their entry into service, and renewal of the permits may not be applied for until the end of this 30-year period approaches. However, taking into account the optimum performance of these facilities and their maintenance programmes, it is considered that the renewal of the aforementioned permits will be obtained to achieve a useful life of at least 40 years.

The land on which the buildings and other structures stand has an indefinite useful life and, therefore, is not depreciated.

Mine exploitation rights are amortised on the basis of the ratio of the units of coal units sold to the field’s total reserves estimated by industry experts.

Nuclear fuel consumption, which is included under “Depreciation” since its rotation period is over one year, is recognised under “Depreciation and Amortisation Charge” in the consolidated income statement when it starts to be used after it has been loaded into the reactor, taking into account the cost and the degree of burnout.

06.05. Leases

Leases are classified as finance leases when the lessor transfers substantially all the risks and rewards of ownership of the leased asset. All other leases are classified as operating leases.

Property, plant and equipment held under finance leases are initially recognised in the corresponding asset category in the consolidated balance sheet at the lower of the present value of the amounts payable to the lessor plus, where applicable, the price of exercising the purchase option and the fair value of the leased asset. The payment obligation under the lease, net of the finance charges, is recognised on the liability side of the consolidated balance sheet. If there is reasonable certainty that the lessee will obtain title to the asset at the end of the lease term, the assets held under finance leases are depreciated over their useful life; if there is no such certainty, the assets are depreciated over the shorter of the useful life of the assets and the lease term.

The amount relating to these operating lease agreements is recognised as an expense in the consolidated income statement on an accrual basis over the lease term.

06.06. Intangible assets

Intangible assets are recognised at acquisition or production cost, less any accumulated amortisation and any accumulated impairment losses (see Note 08).

Intangible assets are amortised on a straight-line basis over their useful life, as detailed below for each class of specific intangible asset.

a) Intellectual property

In Spain, the Unión Fenosa Group’s hydroelectric power plants are operated under the temporary administrative concession system. At the end of the concession period the facilities must revert to the State in good working order, which is achieved through the maintenance programmes for the facilities.

The cost incurred in the acquisition of the aforementioned concessions, increased as a result of the allocation of the goodwill arising in the acquisition of certain ownership interests, is recognised under this heading and it is amortised over the term of the concessions, which expire between 2011 and 2060.

“Intellectual Property” also includes the price paid in excess of the equity of the mining companies acquired which is directly allocable to the rights of use and exploitation of the coal fields. The aforementioned amount is allocated to the estimated coal reserves and amortised monthly on the basis of the tonnes of coal sold with respect to the field’s total reserves.

b) Emission rights

The Group recognises CO2 emission rights as non-amortisable intangible assets. It is considered that the acquisition price of the rights granted at zero cost, under the related national allocation plans, is zero, while the other rights acquired to cover the estimate of the emissions to be made are measured on the basis of the price disbursed in their acquisition. The rights are derecognised on their disposal, delivery or expiry. If the rights are returned to the National Emission Right Allocation Registry (RENADE), such derecognition is accounted for with a charge to the amount of the provision recognised to the extent that the CO2 emissions are made.

If necessary, at year-end, the carrying amount of the emission rights acquired and not used to cover the emissions made is reduced to the market value of the rights.

c) Leasehold assignment rights

Leasehold assignment rights represent the right to use certain assets. They are measured at acquisition cost and are amortised on a straight-line basis over the contract term.

d) Computer software

The acquisition and development costs incurred in relation to the basic computer systems used in the Group’s management are recognised as “Intangible Assets” in the consolidated balance sheet, whereas expenditure on research activities is recognised as an expense in the period in which it is incurred.

Computer software is amortised over a maximum period of five years.

06.07. Goodwill on consolidation

Goodwill arising on consolidation represents the excess of the cost of acquisition over the amount of the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of a subsidiary or jointly controlled entity calculated at the date of acquisition.

Goodwill acquired on or after 1 January 2004 is measured at acquisition cost, as described in the preceding paragraph, whereas goodwill acquired as a result of business combinations prior to that date is measured at its carrying amount at 31 December 2003, since the Unión Fenosa Group applied the exemption permitted in the first-time application of IFRSs. In both cases, goodwill has not been amortised since 1 January 2004 and at the end of each reporting period goodwill is reviewed for impairment, i.e. a reduction in its recoverable amount to below its carrying amount and, if there is any impairment, the goodwill is written down (see Note 06.08).

Goodwill arising in the acquisition of companies with a functional currency other than the euro is translated to euros at the exchange rates prevailing at the date of the consolidated balance sheet.

06.08. Asset impairment

a) Cases of application

The Unión Fenosa Group analyses impairment in the following cases:

i)	Non-current assets, whether tangible or intangible: if there is any indication that those assets have suffered an impairment loss at each year-end or more frequently if it is considered necessary.

ii)	Goodwill: systematically in all cases without exception at each year-end.

b) Methodology

In the cases indicated above, the recoverable amount of the asset or the goodwill analysed must be determined.

Recoverable amount is the higher of fair value less costs to sell and value in use. Value in use is taken to be the present value of the estimated future cash flows. In practically all cases, value in use is the parameter used by the Group for impairment calculations, and it should also be noted that where the identifiable asset does not generate cash flows independently, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

In quantifying value in use, the Group prepares estimates generally for the next five years and, on the basis of the budgets and business plans most recently approved by each company’s directors, it prepares projections of future pre-tax cash flows including the best available estimates of the income and costs of the cash-generating units using reasonable growth rates and macroeconomic assumptions, never increasing at long term, underpinned by corporate projections which, based on industry knowledge, include past business experience and future expectations and studies undertaken by international organisations of acknowledged prestige (see Note 06.02).

To calculate their present value, these cash flows are discounted at a pre-tax rate that reflects the cost of capital of the business and the geographical area in which it is carried on, which is calculated by taking into account the current time value of money and the risk premiums generally used by analysts and investment banks for each specific business and geographical area. These rates range from 8.4% to 20%.

c) Recognition

If the recoverable amount of an asset is estimated to be less than its carrying amount, the asset is measured at recoverable amount and an expense is recognised in the consolidated income statement for the difference between the two amounts.

Except in the case of goodwill, impairment losses recognised can be reversed up to the limit of the carrying amount that would have been determined had no impairment loss been recognised.

06.09. Financial assets

The financial assets held by the Unión Fenosa Group companies are classified on acquisition (and the classification is only reviewed when the circumstances so require), as follows:

a) Available-for-sale financial assets

These relate to equity investments that do not meet the requirements for treatment as an investment in a subsidiary, associate or joint venture. They are recognised in the consolidated balance sheet at fair value. Gains and losses from changes in fair value are recognised directly in equity until the asset is disposed of or it is determined that it has become impaired, at which time the cumulative gains or losses previously recognised in equity are recognised directly in the consolidated income statement.

b) Loans and receivables

Following their initial recognition at the fair value of the collection right, loans and receivables are measured at amortised cost, which is the initial cost, minus principal repayments, plus the accrued interest receivable, and minus any reduction for impairment or uncollectibility. The accrued interest is recognised in the consolidated income statement using the effective interest method, on a time proportion basis, and increases the amount of the account receivable provided that the interest is not paid as it accrues.

c) Held-to-maturity investments

Held-to-maturity investments are financial assets with fixed and determinable maturity that the Unión Fenosa Group has the positive intention and ability to hold to the date of maturity. However, at 2007 and 2006 year-end no investments were included in this category.

d) Cash and cash equivalents

This heading in the consolidated balance sheet includes cash on hand, current accounts and other short-term, highly liquid investments that are not subject to a risk of changes in value. They are measured at face value.

e) Financial assets at fair value

Substantially all the Unión Fenosa Group’s financial assets are measured at amortised cost since it is considered that the amount recognised using the aforementioned measurement model represents a rational approximation to their fair value. Exceptions to this general measurement rule are as follows:

i)	The aforementioned available-for-sale financial assets.

ii)	The derivative financial instruments that are part of a hedging transaction, which are accounted for in accordance with the specific rules for hedge accounting.

f) Derecognition of financial assets

The Unión Fenosa Group derecognises financial assets when, and only when, an individualised analysis has concluded that:

i)	The contractual rights on the cash flows of the asset in question have expired.

ii)	The aforementioned rights have been transferred (either directly or by assuming the contractual obligation of paying for them in full to a third party) and substantially all the risks and rewards of ownership have been transferred.

iii)	If the risks and rewards associated with the asset are not substantially transferred, or retained, the financial asset is derecognised if the control over it is transferred (control being understood to be the capacity of the transferee to sell on the asset).

In relation to the financial assets derecognised in the course of the year, there is no risk exposure or reward of ownership or any continued involvement with the assets. All transfers of financial assets were reflected in the consolidated balance sheet through the related derecognition.

g) Reclassifications

In 2007 there were no noteworthy reclassifications of financial assets among the various categories.

h) Current/Non-current classification

In the accompanying consolidated balance sheet, financial assets and, in general, all assets and liabilities, are classified on the basis of their contractual or scheduled maturity. Those maturing within no more than 12 months are classified as current items and those maturing within more than 12 months as non-current items.

06.10. Investments accounted for using the equity method

Associates are companies over which the Parent is in a position to exercise significant influence, understood to be the power to influence the financial and operating policies of the associates, but not control or joint control. Significant influence is presumed to exist, save evidence to the contrary, if the Parent holds directly or indirectly 20% or more of the voting power of the investee.

In the consolidated financial statements, associates are accounted for using the equity method, whereby the investment is initially recognised at cost, including any goodwill arising on the acquisition, and is subsequently adjusted on the basis of the changes in its equity, in proportion to the percentage of ownership that corresponds to the Group (see Note 11).

The Group’s share of the results of these companies is recognised, net of the related tax effect, under “Results of Companies Accounted for Using the Equity Method” in the consolidated income statement. Dividends received from these companies are deducted from the value of the investment.

If as a result of losses incurred by an associate its equity were negative, the investment should be presented in the Group’s consolidated balance sheet with a zero value, unless the Group is obliged to restore the company’s equity position, in which case the related long-term provision is recognised.

The Unión Fenosa Group companies accounted for using the equity method are listed in Appendix III.

06.11. Inventories

Inventories are stated at the lower of acquisition or production cost and net realisable value.

Cost comprises direct materials and, where applicable, direct labour costs and general production and mining expenses, including the costs that have been incurred in bringing the inventories to their present location and condition. Trade discounts, rebates and other similar items are deducted in determining the costs of purchase. The cost of inventories is calculated by using the weighted average cost formula.

Net realisable value is the estimated selling price less the estimated costs of completion and costs to be incurred in marketing, selling and distribution.

The Group assesses the net realisable value of the inventories at the end of each period and recognises the appropriate loss if net realisable value is lower than their carrying amount. If the circumstances that previously caused inventories to be overstated no longer exist, the amount of the loss is reversed.

06.12. Assets classified as held for sale and discontinued operations

a) Cases of application

Assets and disposal groups are classified as held for sale when the decision has been adopted to recover their value through a sale transaction rather than through continuing use.

A discontinued operation is a line of business that it has been decided to abandon and/or sell whose assets, liabilities and net profit or loss can be distinguished physically and operationally and for specific financial reporting purposes.

b) Methodology

For the decisions indicated in the section above to be recognised, the sale must be considered to be highly probable, which means that there must be a viable plan of sale to which the appropriate level of management must be committed, and that the asset or the disposal group must be available for immediate sale in its present condition. Also, the sale should be expected to be completed within one year from the date of classification.

c) Recognition

The income, expenses, assets and liabilities of the discontinued operations and assets classified as held for sale are presented separately in the consolidated income statement and the consolidated balance sheet and continue to be measured at their carrying amounts adjusted for any possible impairment losses (see Note 14), except in the case of assets that had previously been classified as available-for-sale financial assets, which continue to be measured at fair value through equity (see Note 06.09).

06.13. Equity instruments and financial liabilities

a) Equity instruments

An equity instrument is a contract that evidences the holder’s residual interest in the assets of an entity after deducting all of its liabilities.

Capital and other equity instruments issued by the Parent are recognised in equity at the proceeds received (par value of the issue net of direct issue costs).

i) Preference shares

Issues of preferences shares are considered to constitute equity instruments if, and only if:

•

They do not include a contractual redemption obligation for the issuer, for a fixed or determinable amount at a fixed or determinable future date, or give the holder the right to require the issuer to redeem the instrument; and

•	Interest is payable at the discretion of the issuer.

In the case of issues of preference shares carried out by a subsidiary of the Unión Fenosa Group, the net amount received is classified in the consolidated balance sheet under “Minority Interests”.

ii) Shares of the Parent

The shares of the Parent held by consolidated companies are deducted from equity and are measured at acquisition cost, made up of the amount paid in the acquisition plus the transaction costs, and they are not re-measured subsequently. The difference between the consideration received in sales of treasury shares and their carrying amount is recognised directly as a change in equity, net of the related tax effect.

b) Financial liabilities

The amount of the financial instruments that do not qualify for recognition as an equity instrument is classified as a liability instrument or financial liability.

i) Debt instruments and bank borrowings

Debt instruments and bank borrowings are initially recognised at the proceeds received less the expenses incurred in the transaction, including issue costs, and the fees and premiums payable on settlement or redemption. Subsequent to initial recognition, they are measured at their amortised cost using the effective interest method and, therefore, the aforementioned expenses related to the issue of the liability financial instrument, to the extent that they give rise to a difference between the amount initially recognised and that which will have to be disbursed on repayment, are recognised like the related interest as an expense in the consolidated income statement, on an time proportion basis over the life of the liability, increasing the amount recognised to the extent that the interest is not settled in the period in which it arises.

ii) Trade payables

Payables arising from trading transactions are measured at the fair value of the payment obligation assumed and, after initial recognition, they are measured at amortised cost, using the effective interest method for those maturing at long term.

iii) Liability instruments at fair value

As a general rule, financial liabilities are measured at amortised cost although, exceptionally, the Unión Fenosa Group measures financial liabilities at fair value in the following cases:

•	The derivative financial instruments that are part of a hedging transaction, which are accounted for in accordance with the specific rules for hedge accounting.

•

In order to eliminate an accounting mismatch in the recognition of a foreign currency loan, the risk associated with which was partially hedged with various financial swap contracts, the Group applied to this transaction the fair value option permitted by the amendment of IAS 39 approved by the European Commission on 15 November 2005 in Regulation 2005/1864/EC. Consequently, both the loan in question and the derivative financial instruments were classified as at fair value, with the changes in fair value being recognised through “Net Finance Costs” in the consolidated income statement. The changes in fair value were caused only by changes in market conditions.

c) Derecognition of financial liabilities

The Unión Fenosa Group derecognises a financial liability when the obligation arising therefrom has been settled, cancelled or has expired.

d) Reclassifications

In 2007 there were no noteworthy reclassifications of financial liabilities among the various categories.

06.14. Deferred income

a) Government grants

Grants are recognised when the companies have proof that they have been officially approved. They are measured at the fair value of the amount awarded. Government grants related to the construction or purchase of non-current assets are recognised under “Deferred Income” (see Note 16) on the liability side of the consolidated balance sheet and are allocated to the consolidated income statement under “Revenue” over the estimated useful lives of the assets (see Note 06.04). Government grants related to future investments to be made are deferred and are recognised in the consolidated income statement over the period required to match them with the costs and the depreciation charges that they are intended to cover.

b) Other deferred income

“Deferred Income” (see Note 16) includes mainly the following items:

i)	Income recognised in relation to investments to improve quality and electricity infrastructure in rural areas, provided for in the Royal Decrees establishing the electricity tariffs in Spain, which are credited to income in proportion to the period depreciation on the related facilities.

ii)	Amounts received from combined heat and power companies as a result of investments required to transmit the power they produce to the grid and as compensation for power losses in the network. These amounts are credited to income in proportion to the period depreciation on the related facilities brought into service.

iii)	Connection charges relating to extension facilities and reactive energy billings, which are credited to income in proportion to the period depreciation on the related assets.

iv)	The rights to use certain facilities, which are credited to income on the basis of the effective decline in the carrying amount of the rights or, where appropriate, on a straight-line basis over the related contract term (between 5 and 50 years).

06.15. Post-employment benefit obligations and other provisions

a) Post-employment benefit obligations

Certain Group companies have post-employment benefit obligations of various kinds to their employees. These obligations are classified by group of employees and may relate to defined contribution or defined benefit plans.

Under the defined contribution plans, the contributions made are recognised as expenditure under “Staff Costs” in the consolidated income statement as they accrue, whereas for the defined benefit plans actuarial studies are conducted once a year by independent experts using market assumptions (see Note 17) and the expenditure relating to the obligations is recognised on an accrual basis, classifying the normal cost for the current employees over their working lives under “Staff Costs” and recognising the associated finance cost by applying the rates relating to investment-grade bonds on the basis of the obligation recognised at the beginning of each year (see Notes 24 and 26).

b) Other employee benefit obligations

The Group recognises the expense relating to termination benefits in full when there is an agreement or when the interested parties have a valid expectation that such an agreement will be reached that will enable the employees, individually or collectively and unilaterally or by mutual agreement with the company, to cease working for the Group in exchange for a termination benefit. If a mutual agreement is required, a provision is only recognised in situations in which the Group considers that it will give its consent to the termination of the employees.

Also, the Group is obliged to pay certain amounts, from the retirement date onwards, to the group of employees that were affected by collective redundancy procedures in previous years, pursuant to the specific agreement reached that covers all the employees affected (see Note 17) or, in certain cases such as that of Centrales Nucleares Almaraz-Trillo, A.I.E., to supplement the employees’ benefits under the collective redundancy procedure duly approved by the government.

c) Changes in actuarial liabilities

The actuarial differences arising from changes in the assumptions used to measure the obligations, arising from the plans mentioned in the preceding section and the assumptions relating to the post-employment obligations assumed, give rise to actuarial losses and gains which are recognised in equity in full, pursuant to the amendment of IAS 19 published in the Official Journal of the European Communities on 24 November 2005. The actuarial differences arising from changes in the nature of the obligations assumed are recognised directly in the consolidated income statement.

d) Other provisions

Provisions are recognised when the following conditions are met:

•	The Group has a present obligation as a result of a past event.

•	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

•	A reliable estimate can be made of the amount of the obligation.

Provisions are used to cater for the specific obligations for which they were originally recognised. Provisions are fully or partially reversed when such obligations cease to exist or are reduced. The provisions are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year.

i) Tax contingencies

In connection with claims and legal proceedings relating to various tax issues with the local tax authorities in the countries in which it operates, the Unión Fenosa Group has recognised in the consolidated balance sheet the present value of the probable amount that it estimates it will have to pay in order to settle the related obligations. The Group’s legal advisers and directors consider that the outcome of these proceedings and claims will not have a material effect on the consolidated financial statements for the years in which they are settled (see Note 18).

ii) Third party liability

At the end of 2007 certain litigation and claims were in process against various Unión Fenosa Group companies. As in the cases of a tax nature referred to above, the Group’s legal advisers and directors consider that the outcome of these proceedings and claims will not have a material effect on the consolidated financial statements for the years in which they are settled (see Note 18).

iii) Dismantling of non-current assets and environmental restoration

The Unión Fenosa Group is obliged to dismantle certain facilities at the end of their useful life, such as those associated with nuclear power plants and/or mines, and to ensure the environmental restoration of the sites where they were located. The related provisions have been made for this purpose and the present value of the cost that the performance of these tasks would represent has been estimated which, in the case of the nuclear power plants, covers the period up to the date on which ENRESA assumes responsibility for the decommissioning of the plants and the management of the radioactive waste (see Notes 06.02, 07 and 18).

iv) Onerous contracts

In contracts in which the obligations assumed give rise to unavoidable costs that exceed the economic benefits expected to be received under them, the related expense and provision are recognised for the amount of the present value of the difference.

v) Emission rights

Since 2005 the Spanish Group companies that make CO2 emissions in their electricity generation activity must deliver in April of the following year rights equal to the emissions made in the previous year.

The obligation to deliver emission rights for the CO2 made during the year is recognised under “Current Liabilities—Provisions” in the consolidated balance sheet, and the expense relating to the emissions made is classified under “Procurements” in the consolidated income statement (see Notes 08, 18 and 23).

If at the date of preparation of the consolidated balance sheet any Group subsidiary does not have all the CO2 emission rights required to cover the emissions made, the related expense and provisions are recognised at each company, without offsetting the shortfall with possible surplus rights at other Group companies, using the best estimate of the price that will have to be paid to acquire the rights required. The estimate is based on market prices and prices in actual transactions carried out after year-end.

06.16. Revenue and expense recognition

a) General

Revenue is recognised in the consolidated income statement provided that it can be measured reliably and it is probable that the economic benefits arising from the transaction will flow to the company, and it is measured at the fair value of the consideration received or receivable.

Expenses are recognised in the consolidated income statement on an accrual basis, i.e. immediately when a disbursement does not give rise to future economic benefits or when the requirements for recognition as an asset are not met.

b) Revenue from the electricity activity

The Group recognises as revenue the remuneration of the electricity generation, transmission, distribution and retailing activities. The general framework in which the revenue obtained from the electricity business is recognised in the consolidated income statement is addressed in greater detail in Note 02 “Industry Regulation”, although the following specific cases should be added:

i)	For the electricity supplied in the Spanish regulated market, the excess production cost of this electricity with respect to the proceeds received from selling it under the tariff system (shortfall in revenue from regulated activities), has been recognised as revenue in the consolidated income statement since it meets the general criteria for revenue recognition and there is reasonable certainty that the amount thereof will be recovered, irrespective of the volume of future sales.

ii)	The best estimate of the power and services supplied but not billed because the regular meter reading or service billing period is recognised as revenue.

iii)	Access connection, inspection and coupling charges and meter rentals are recognised as revenue in the year in which the related services are contracted.

iv)	Royal Decree Law 7/2006, of 23 June, led to the disappearance of the costs of transition to competition (CTCs). This measure did not have any impact on the Unión Fenosa Group’s consolidated financial statements, because until that date they had been recognised as revenue since they were acknowledged in the Spanish electricity settlements system (i.e. due to their collection) and, accordingly, there were no assets in the financial statements yet to be recovered in connection with the collection of future CTCs.

v)	Power sales under bilateral contracts between Group companies were eliminated from “Revenue—Electricity Sales” and “Procurements—Electricity Purchases” (see Notes 22 and 23) in the consolidated income statement.

vi)	Under Ministry of Industry, Tourism and Trade Order ITC/400/2007, of 26 February, power sales arising from last resort supply contracts in Spain must be met through purchases on the organised market of power specifically used to supply these contracts. Consequently, these sales were accounted for as trading sales where only the margin obtained on the sale and purchase was recognised.

vii)	In the power purchase agreements arranged in Mexico, certain fixed charges not linked to the use of the facilities but rather which compensate the availability thereof and their maintenance are received from the Mexican Federal Electricity Commission (CFE) and are billed on the basis of a financial profile. This revenue is recognised on a straight-line basis over the term of the agreement, regardless of the billing schedule agreed upon.

c) Revenue from the rendering of services

Revenue from the rendering of professional services is recognised using the percentage of completion method. This method consists of measuring the services at cost, increased by the percentage of the profit margin relating to the stage of completion of each project, which in turn is arrived at, generally, by the quotient between the costs incurred and the total of the costs budgeted therefor. If the result of the project cannot be determined with the reliability required for the application of the aforementioned method, the completed contract method is used, whereby the revenue recognised relates to the costs incurred in the performance of the project at any given time, and all the profit is recognised on its completion. Under both methods, if it is probable that the total costs required to complete the project will exceed the revenue expected therefrom, the resulting difference is recognised immediately as an expense in the consolidated income statement for the year.

d) Swaps

When the swaps of goods or services are of a commercial nature, the cost of the item delivered is measured at fair value, and the related gain or loss on the transaction is recognised. For these purposes, a swap is considered to be of a commercial nature when:

i)	The risks, timing and amount of the cash flows from the asset received differ from those of the asset delivered;

ii)	The specific value for the activities of the entity is modified as a result of the swap; and

iii)	The difference between the aforementioned values is significant in relation to the fair value of the assets exchanged. If the foregoing conditions are not met, it is understood that the swap is not of a commercial nature and that no gain or loss arises therefrom.

e) Other income

Finance income is accrued on a time proportion basis, by reference to the principal outstanding and the effective interest rate applicable. Dividends from investments are recognised when the Group’s rights to receive payment have been established.

06.17. Income tax and deferred taxes

The income tax expense represents the sum of the current tax expense and any changes in deferred tax assets and liabilities.

a) Deferreded tax assets and liabilities

The amount of the deferred taxes is determined on the basis of the temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred and other tax assets are recognised to the extent that it is probable that they will be recovered.

The tax effect of items recognised directly in equity is also recognised in equity.

Changes during the year in deferred tax assets or liabilities that do not arise from business combinations are recognised in the consolidated income statement or directly in equity in the consolidated balance sheet, as appropriate. Deferred tax assets and liabilities arising from business combinations and which are not recognised at the date of acquisition because their recovery is not assured are subsequently added to or deducted from goodwill. If no goodwill exists, the general method is applied.

The deferred tax assets and liabilities and tax loss and tax credit carryforwards are measured in the consolidated balance sheet at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled. In this regard, in 2006 the carrying amounts of these items were adjusted as a result of the reduction of the income tax rates in Spain and Colombia. This adjustment was made either in income or directly in equity, on the basis of the nature of each item of the related deferred tax asset or liability. In the case of Spain, the valuation adjustment was to the rate of 32.5% for differences to be reversed in 2007 and to 30% for differences to be reversed in subsequent years. Consequently, no other adjustments were required in 2007.

The Group reassesses the carrying amount of the deferred tax assets and liabilities and other tax assets recognised at each balance sheet date and the appropriate adjustments are made if there are doubts as to their future recoverability. Also, the deferred tax assets not recognised are analysed and they are recognised if their recovery, supported by sufficient evidence, is probable.

b) Tax credits and other tax relief

Income tax credits and relief recognised for accounting purposes because it is considered that they will be taken in the reporting year or in future years are deducted from the income tax expense for the year, unless there are doubts as to their realisation, in which case they are not recognised until they have effectively been taken.

06.18. Earnings per share

Basic earnings per share are calculated by dividing net profit or loss for the year attributable to the Parent by the weighted average number of ordinary shares outstanding during the year, excluding the average number of shares of the Parent held by the Group companies (see Note 30).

Diluted earnings per share are calculated by dividing the net profit or loss for the year attributable to ordinary shareholders adjusted for the effect attributable to the dilutive potential ordinary shares by the weighted average number of ordinary shares outstanding in the year, adjusted by the weighted average number of ordinary shares that would have been outstanding assuming the conversion of all the dilutive potential ordinary shares into ordinary shares of the Company. For these purposes, it is considered that the shares are converted at the beginning of the year or at the date of issue of the potential ordinary shares, if the latter were issued during the current period.

06.19. Cash flow statement

The following items are used in the consolidated cash flow statements, which were prepared using the indirect method, with the meanings specified:

i)	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

ii)	Operating activities: the principal revenue-producing activities of the Company and other activities that are not investing or financing activities.

iii)	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

iv)	Financing activities: activities that result in changes in the size and composition of the equity and borrowings of the Company that are not operating activities.

07. Property, plant and equipment

The changes in “Property, Plant and Equipment” in the accompanying consolidated balance sheet in 2007 and 2006 were as follows:

PROPERTY, PLANT AND EQUIPMENT—2007

	Thousands of Euros
Property, plant and equipment	Balance at 01/01/07	Changes in Exchange Rates	Changes in Scope of Consolidation	Additions	Transfers from in the Course of Construction to in Use	Disposals	Transfers and Other	Balance at 31/12/07
Land and buildings	438,870	(3,794)	60,680	7,669	62,633	(4,750)	2,919	564,227
Plant and machinery	16,275,434	(254,076)	176,515	185,010	1,024,383	(85,599)	128,515	17,450,182
Other fixtures, tools, furniture and other	648,769	(8,866)	(11,817)	3,763	31,901	(91,491)	(139,841)	432,418
items of property, plant and equipment Advances and property, plant and equipment in the course of construction	1,152,717	(3,075)	8,779	958,698	(1,118,917)	(7,557)	7,830	998,475

TOTAL COST	18,515,790	(269,811)	234,157	1,155,140		(189,397)	(577)	19,445,302

Accumulated depreciation and net impairment losses
Land and buildings	(156,008)	790	645	(12,743)		2,367	3,962	(160,987)
Plant and machinery	(6,907,901)	58,770	(75,476)	(473,415)		60,424	(59,346)	(7,396,944)
Other fixtures, tools, furniture and other items of property, plant and equipment	(440,921)	4,681	5,294	(33,044)		91,366	51,240	(321,384)

TOTAL ACCUMULATED DEPRECIATION	(7,504,830)	64,241	(69,537)	(519,202)		154,157	(4,144)	(7,879,315)

Net impairment losses	(78,378)	194	(1,337)	(13,710)		21,680	5,820	(65,731)

CARRYING AMOUNT	10,932,582	(205,376)	163,283	622,228		(13,560)	1,099	11,500,256

PROPERTY, PLANT AND EQUIPMENT—2006

	Thousands of Euros
Property, plant and equipment	Balance at 01/01/06	Changes in Exchange Rates	Changes in Scope of Consolidation	Additions	Transfers from in the Course of Construction to in Use	Disposals	Transfers and Other	Balance at 31/12/06
Land and buildings	439,050	(13,027)	2,207	5,892	7,938	(4,785)	1,595	438,870
Plant and machinery	15,854,006	(469,658)	28,445	85,809	832,663	(64,358)	8,527	16,275,434
Other fixtures, tools, furniture and other items of property, plant and equipment	681,218	(32,264)	(606)	2,412	18,814	(13,668)	(7,137)	648,769
Advances and property, plant and equipment in the course of construction	1,104,024	(14,958)	2,870	941,637	(859,415)	(8,416)	(13,025)	1,152,717

TOTAL COST	18,078,298	(529,907)	32,916	1,035,750		(91,227)	(10,040)	18,515,790

Accumulated depreciation and net impairment losses
Land and buildings	(145,159)	3,584	(374)	(12,061)		948	(2,946)	(156,008)
Plant and machinery	(6,468,658)	107,449	(6,741)	(454,432)		20,460	(105,979)	(6,907,901)
Other fixtures, tools, furniture and other items of property, plant and equipment	(546,148)	25,542	(4,980)	(42,060)		8,694	118,031	(440,921)
TOTAL ACCUMULATED DEPRECIATION	(7,159,965)	136,575	(12,095)	(508,553)		30,102	9,106	(7,504,830)

Net impairment losses	(88,845)	501		(13,613)		23,592	(13)	(78,378)

CARRYING AMOUNT	10,829,488	(392,831)	20,821	513,584		(37,533)	(947)	10,932,582

a) Finance leases and similar transactions

“Plant and Machinery” includes a gross amount of EUR 173.8 million at 31 December 2007 and 2006 relating to the present value at the time of recognition of the payments that Unión Fenosa Gas, S.A. undertook to make when the time-charter agreements for the charter of two methane carriers used to transport LNG were entered into. These vessels, with capacities of 138,000 m3 and 140,500 m3 came into service in July 2004.

The term of these agreements is 25 years, extendible to 30 years, with the latter considered as the term for the calculation of the amortisation of the value of the rights. The obligations under these agreements are recognised under “Other Non-Current Liabilities” and “Other Current Liabilities” in the accompanying consolidated balance sheet, net of the implicit deferred finance charges (see Note 21).

Also, “Plant and Machinery” includes the present value of the lease payments payable, amounting to EUR 128.9 million in 2007 and EUR 129.7 million in 2006, for the lease of capacity at the Termovalle power plant in Colombia entered into by Empresa de Energía del Pacífico, S.A., E.S.P., whereby this subsidiary acquired the obligation to pay the consortium that owns the plant for the availability of 140 MW (70% of the plant’s total capacity) until 2018. The liability assumed is recognised under “Other Non-Current Liabilities” and “Other Current Liabilities” in the accompanying consolidated balance sheet, net of the implicit deferred finance charges (see Note 21).

The value of the transfers in 2007 relates mainly to the correct classification of the Termovalle plant as “Generating Facilities” for the aforementioned amount and as “Accumulated Depreciation of Generating Facilities” for EUR 39.8 million.

In addition, “Plant and Machinery” includes the ten-year leases for the power islands of the Palos de la Frontera combined cycle plant, arranged by Unión Fenosa Generación in 2005 for EUR 368.7 million, and the ten-year leases of the power islands of the Sagunto combined cycle plant arranged by the same company in 2007 for EUR 344.4 million.

b) Non-current asset additions

The most significant additions in 2007, recognised under “Advances and Property, Plant and Equipment in the Course of Construction” were due to the investments in the following facilities:

i)	Generating facilities in Spain, mainly investments in coal-fired plants in the course of construction (La Robla and Meirama), gas-fired plants (Sabón, Sagunto and Aceca) and investments in spare parts for specific facilities amounting to EUR 325 million.

ii)	Investments in electricity distribution, transmission and other facilities by Unión Fenosa Distribución, S.A., amounting to EUR 316.8 million in 2007 and EUR 271.5 million in 2006.

iii)	Investments in utility plant in service and other investments in property, plant and equipment made by the companies in the international distribution business, amounting to EUR 109.3 million in 2007 and EUR 102.9 million in 2006.

iv)	Investments in utility plant in service and other investments in property, plant and equipment made by the companies in the international generation business, amounting to EUR 77.4 million, mainly for the construction of the Norte Durango (Mexico) plant.

v)	Telecommunications facilities totalling EUR 30.6 million in 2007, due mainly to the investment of R-Cable in the amount attributable to the Unión Fenosa Group since the company was included in the scope of consolidation.

Also, the most significant additions in 2007 recognised under “Plant and Machinery” were due to the investments in the following facilities:

i)	Generating facilities in Spain, mainly investments in combined cycle plants in service (Sagunto) and nuclear fuel amounting to EUR 51 million in 2007.

ii)	Investments in generating facilities by companies in the renewable energy business (mainly Eufer Renovables Ibéricas), for amounts attributable to the Unión Fenosa Group totalling EUR 87 million in 2007.

iii)	Investments in utility plant in service and other investments in property, plant and equipment made by the companies in the international generation business, amounting to EUR 34 million, for the acquisition of 60 MW of installed capacity in Colombia relating to the Hidroprado hydroelectric plant.

c) Capitalised expenses

The Unión Fenosa Group capitalised operating expenses amounting to EUR 74.5 million in 2007 and EUR 81 million in 2006, and finance costs amounting to EUR 30 million in 2007 and EUR 27 million in 2006, relating mainly to property, plant and equipment. The finance costs capitalised include amounts recognised only in the consolidated financial statements in relation to interest on corporate loans to cover investments amounting to EUR 2.2 million in 2007 and EUR 5.3 million in 2006.

d) Transfers to property, plant and equipment in use

In 2007 Units I, II and III of the combined cycle plant in Sagunto (Valencia) came into service, specifically on 11 July, 19 September and 5 October, respectively, and the related transfers, amounting to EUR 475.3 million, were made from “Property, Plant and Equipment in the Course of Construction”.

In 2006 the Aceca combined cycle plant and the Sagunto regasification plant began commercial operation.

e) Non-current asset derecognitionsons

The derecognitions of non-current assets in 2007 include most notably the obsolete assets in use derecognised by Unión Fenosa Distribución, S.A. and Unión Fenosa, S.A., consisting mainly of transmission and distribution facilities and other items of property, plant and equipment (computer equipment and materials), with a gross cost of EUR 102 million (net EUR 12 million).

The derecognitions in 2006 include most notably those relating to Unión Fenosa Distribución, S.A., which derecognised property, plant and equipment in use, consisting mainly of transmission and distribution facilities, with a gross cost of EUR 34 million (net EUR 3.7 million).

On 30 April 2006, the José Cabrera nuclear plant was closed following the expiry of the related operating permits. Since its carrying amount was zero, its historical cost and the accumulated depreciation at the time of its transfer to ENRESA were derecognised.

f) Depreciation

The period property, plant and equipment depreciation charge is recognised under “Depreciation and Amortisation Charge” in the accompanying consolidated income statement. EUR 528.3 million and EUR 509.7 million were recognised in this connection in 2007 and 2006, respectively.

Following is the detail of the most significant generating facilities that had been fully depreciated at 31 December 2007 (gross historical cost per books of EUR 101.3 million) and that are currently in service:

•	Aceca fossil-fuel plant

•	Narcea (Unit 1) fossil-fuel plant

•	El Pelgo hydroelectric plant

•	Láncara hydroelectric plant

The detail of the most significant facilities the initial investment in which had been fully depreciated at 31 December 2007 (gross cost per books of EUR 301 million) and which are currently in service is as follows:

•	La Robla (Unit I) fossil-fuel plant

•	Sabón (Units I and II) fossil-fuel plant

•	Narcea (Unit II) fossil-fuel plant

Other less significant utility plant in service has also been fully depreciated.

g) Other disclosures

There were no significant commitments in 2007 (EUR 120 million in 2006) that will have to be met in future years as the combined cycle construction projects of Unión Fenosa Generación, S.A. progress. However, there were other commitments attributable to the Unión Fenosa Group amounting to EUR 13 million in 2007 (EUR 27.5 million in 2006), which relate to investments in the gas business.

The Group has taken out insurance policies to cover the possible risks to which its property, plant and equipment are subject and the claims that might be filed against it for carrying on its business activities. These policies are considered to adequately cover the related risks.

The Unión Fenosa Group does not have any property, plant and equipment of a material amount title to which is restricted.

“Plant and Machinery” includes the following assets relating to property, plant and equipment dismantling and retirement costs:

i)	José Cabrera, Trillo and Almaraz nuclear power plant decommissioning costs until the date on which they are transferred to ENRESA, for a gross amount of EUR 36 million (net EUR 1 million).

ii)	Environmental restoration costs relating to the coal mines of Lignitos de Meirama, Pizarras Mahide and Kangra Coal for a gross amount of EUR 20 million (net EUR 1 million).

Lastly, the most notable impacts due to changes in the scope of consolidation were as follows:

i)	R-Cable, which had been accounted for using the equity method, was proportionately consolidated, which gave rise to an increase in the gross property, plant and equipment and accumulated depreciation attributable to the Unión Fenosa Group of EUR 171 million and EUR 43.4 million, respectively.

ii)	Mining facilities were included in the Unión Fenosa Group’s consolidated assets as a result of the acquisition of the South African company Kangra Coal, which gave rise to a gross increase of EUR 67 million (net EUR 28 million) in consolidated property, plant and equipment.

h) Energy saving and efficiency

In 2007 and 2006 the Unión Fenosa Group carried out various energy saving and efficiency projects which entailed a total investment of EUR 11 million and EUR 8.3 million, respectively.

The most significant projects carried out by the generating business in 2007 were the replacement of the impellers at the Belesar hydroelectric plant and the increase in the useful life of Unit II of La Robla fossil-fuel plant and the Anllares fossil-fuel plant as a result of overhauls. All these projects will lead to a substantial increase in the yield of the plants where the investments are made.

In the distribution area, the projects carried out in 2007 and 2006 relate to the design, development and implementation of improvements to the SEPLO (Expert Operations Planning System) tool, which includes the following modules:

•	Voltage stability

•	State observer

•	Short-circuit analysis

•	Optimum connection of transformers

08. Intangible assets

The changes in “Intangible Assets” in the accompanying consolidated balance sheet in 2007 and 2006 were as follows:

INTANGIBLE ASSETS—2007

	Thousands of Euros
Intangible assets	Balance at 01/01/07	Changes in Exchange Rates	Changes in Scope of Consolidation	Additions	Disposals	Transfers and Other	Balance at 31/12/07
Development expenditure	67,773	(123)	(3,521)	7,820	(17,672)	244	54,521
Intellectual property	388,222	(174)	103,721	198	(1,822)	1,215	491,360
Emission rights	57,430			4,328	(49,569)		12,189
Computer software	333,130	(4,721)	7,081	30,361	(26,446)	1,746	341,151
Leasehold assignment rights	2,007		18	76			2,101
Other intangible assets	27,105	(23)	624	22,561	(3,452)	(449)	46,366
Advances on intangible assets	1,786		867	199	(6)		2,846

TOTAL COST	877,453	(5,041)	108,790	65,543	(98,967)	2,756	950,534

Accumulated amortisation and net impairment losses
Development expenditure	(46,493)	80	1,066	(3,844)	17,176	(3,577)	(35,592)
Intellectual property	(51,283)	31	2,959	(10,971)	536		(58,728)
Computer software	(251,625)	3,910	(4,163)	(27,960)	26,441	(251)	(253,648)
Leasehold assignment rights	(355)			(46)			(401)
Other intangible assets	(19,409)	68	(615)	(5,400)	1,665	113	(23,578)

TOTAL ACCUMULATED AMORTISATION	(369,165)	4,089	(753)	(48,221)	45,818	(3,715)	(371,947)

Net impairment losses	(7,249)		42	(71)	1,346	5,406	(526)

CARRYING AMOUNT	501,039	(952)	108,079	17,251	(51,803)	4,447	578,061

INTANGIBLE ASSETS—2006

	Thousands of Euros
Intangible assets	Balance at 01/01/06	Changes in Exchange Rates	Changes in Scope of Consolidation	Additions	Disposals	Transfers and Other	Balance at 31/12/06
Development expenditure	63,953	(538)	(211)	4,816	(241)	(6)	67,773
Intellectual property	391,893	(409)	266	3,127	(7,502)	847	388,222
Emission rights	44,562			91,886	(79,018)		57,430
Computer software	358,212	(9,742)	(2,836)	26,834	(39,912)	574	333,130
Leasehold assignment rights	2,047	4			(44)		2,007
Other intangible assets	19,984	(500)	1,263	13,586	(5,798)	(1,430)	27,105
Advances on intangible assets	1,782			4			1,786

TOTAL COST	882,433	(11,185)	(1,518)	140,253	(132,515)	(15)	877,453

Accumulated amortisation and net impairment losses
Development expenditure	(43,034)	143	231	(5,666)	1,833		(46,493)
Intellectual property	(42,668)	207		(9,453)	642	(11)	(51,283)
Computer software	(225,029)	6,484	750	(48,252)	14,497	(75)	(251,625)
Leasehold assignment rights	(317)	(1)		(46)	9		(355)
Other intangible assets	(10,310)	391		(11,774)	1,945	339	(19,409)

TOTAL ACCUMULATED AMORTISATION	(321,358)	7,224	981	(75,191)	18,926	253	(369,165)

Net impairment losses	(1,513)	2		(6,687)	949		(7,249)

CARRYING AMOUNT	559,562	(3,959)	(537)	58,375	(112,640)	238	501,039

a) Intellectual property

In 2007 the Unión Fenosa Group acquired 64% of Kangra Coal (Proprietary), Ltd., giving rise to goodwill on first-time consolidation established in US dollars and valued at EUR 120.4 million (EUR 110.2 million at the year-end exchange rate—see Note 05.02). The goodwill was allocated to “Other Rights of Use and Exploitation”.

b) Emission rights

At 31 December 2007, the Unión Fenosa Group had recognised under “Emission Rights” the rights acquired to cover the annual emission shortfall amounting to EUR 4.3 million (5.7 million tons). As indicated in Note 06.06.b, in 2007 the emission rights granted at zero cost (11.7 million tons) were measured with a zero value. At 31 December 2006, the rights acquired to cover the annual emission shortfall (measured at acquisition cost) amounted to EUR 57.4 million (3.6 million tonnes).

c) Computer software

“Computer Software” includes most notably the corporate management systems developed by the Parent, the platforms of which are used by most of the Group companies, and the management systems developed by the Parent for specific use in the generation, distribution and sales areas.

d) Other intangible assets

In 2007 the Colombian company Empresa de Energía del Pacifico, S.A. E.S.P. acquired the Hidroprado hydroelectric plant, which gave rise to goodwill, translated at the year-end exchange rate, of EUR 11.8 million.

e) Amortisation and impairment

The period intangible asset amortisation charge is recognised under “Depreciation and Amortisation Charge” in the accompanying consolidated income statement. In 2007 EUR 47.4 million were charged to income in this connection (EUR 72.7 million in 2006).

The impairment loss for emission rights acquired and not consumed included under “Depreciation and Amortisation Charge” in 2006 was reclassified in 2007 to “Current Liabilities—Provisions”, giving rise to a transfer of EUR 5.4 million.

f) Energy saving and efficiency

As in 2006, the Unión Fenosa Group made investments in intangible assets used in energy saving and efficiency projects in 2007. The most noteworthy of these investments are as follows:

Design, development and implementation of improvements to the SEPLO (Expert Operations Planning System) tool, which includes the following modules:

•	Voltage stability

•	State observer

•	Short-circuit analysis

•	Optimum connection of transformers

Measures were also taken to minimise environmental impact and to protect and improve the environment.

09. Goodwill on consolidation

The detail of “Goodwill on Consolidation” in the accompanying consolidated balance sheets at 31 December 2007 and 2006 and of the changes therein in 2007 and 2006 is as follows:

GOODWILL ON CONSOLIDATION—2007

	Thousands of Euros
Company	Balance at 01/01/07	Additions	Disposals	Translation Differences	Other	Balance at 31/12/07
Unión Fenosa Generación, S.A.	66,196					66,196
Empresa Distribuidora de Electricidad Metro Oeste, S.A.	36,804			(4,083)		32,721
Kangra Coal (Propietary), Ltd.		36,133		(3,078)	(480)	32,575
Distribuidora Eléctrica de Oriente, S.A.	20,962		(3,066)	(1,761)		16,135
Distribuidora Eléctrica de Occidente, S.A.	14,594	2,794		(3,049)		14,339
Empresa Distribuidora de Electricidad Chiriqui, S.A.	9,110			(1,010)		8,100
Gibb Portugal	4,710		(4,710)
Prointec, S.A.	4,131		(4,131)
Sistemas Energéticos Mañón Ortigueira, S.A.	3,110					3,110
Soluziona C y S Holding, S.A.	2,041		(2,041)
Other	11,360	5,964	(253)	(539)		16,532

TOTAL	173,018	44,891	(14,201)	(13,520)	(480)	189,708

GOODWILL ON CONSOLIDATION—2006

	Thousands of Euros
Company	Balance at 01/01/06	Additions	Disposals	Translation Differences	Other	Balance at 31/12/06
Unión Fenosa Generación, S.A.	66,196					66,196
Empresa Distribuidora de Electricidad Metro Oeste, S.A.	41,142			(4,338)		36,804
Distribuidora Eléctrica de Oriente, S.A.	21,465	1,721		(2,224)		20,962
Distribuidora Eléctrica de Occidente, S.A.	15,388	804		(1,598)		14,594
Empresa Distribuidora de Electricidad Chiriqui, S.A.	10,184			(1,074)		9,110
Gibb Portugal	5,209		(499)			4,710
Prointec, S.A.	4,131					4,131
Sistemas Energéticos Mañón Ortigueira, S.A.	3,110					3,110
Soluziona C y S Holding, S.A.	2,041					2,041
Other	10,645	567			148	11,360

TOTAL	179,511	3,092	(499)	(9,234)	148	173,018

Fenosa Group for 11% of the shares of Indra Systems, consolidated goodwill of EUR 11.1 million was derecognised, relating fundamentally to the Prointec Group companies and the international professional services area (see Note 11).

In May 2007 the arbitral award resolving the negotiations on the amount of the assets and liabilities contributed in 1998 by Instituto Nacional de Electrificación (National Electricification Institute of Guatemala, INDE) to the Guatemalan distributors Distribuidora Eléctrica de Oriente, S.A. and Distribuidora Eléctrica de Occidente, S.A. was rendered. The award led to the modification of the acquisition cost and, therefore, of the consolidated goodwill that the Unión Fenosa Group had recognised with respect to these Guatemalan companies, giving rise to an increase of EUR 2.7 million in the investment in Distribuidora Eléctrica de Occidente, S.A. and a decrease of EUR 3 million in the investment in Distribuidora Eléctrica de Oriente, S.A. The net impact is scantly material.

The allocation to exploitation rights of the goodwill arising from the acquisition of Kangra Coal (Proprietary), Ltd. (see Note 08.a) gave rise to the recognition of deferred tax liability arising from non-allocable goodwill, which is being amortised at the same rate as that at which the deferred tax liability is being allocated to income.

10. Non-current financial assets

The detail of “Non-Current Financial Assets” in the consolidated balance sheets for 2007 and 2006 is as follows:

NON-CURRENT FINANCIAL ASSETS—2007

	Thousands of Euros
	Balance at 01/01/07	Additions	Disposals	Balance at 31/12/07
Loans to Group companies and associates	67,494	79	(53,093)	14,480
Available-for-sale investments	1,131,971	276,840	(261,082)	1,147,729
Other financial assets	340,152	118,280	(19,535)	438,897

TOTAL	1,539,617	395,199	(333,710)	1,601,106

NON-CURRENT FINANCIAL ASSETS—2006

	Thousands of Euros
	Balance at 01/01/06	Additions	Disposals	Balance at 31/12/06
Loans to Group companies and associates	138,104	14,693	(85,303)	67,494
Available-for-sale investments	854,092	369,194	(91,315)	1,131,971
Other financial assets	771,833	293,277	(724,958)	340,152

TOTAL	1,764,029	677,164	(901,576)	1,539,617

The changes in non-current financial assets were as follows:

a) Loans to Group companies and associates

At 31 December 2007, “Loans to Group Companies and Associates” included the loan of EUR 12.6 million granted to Sociedade Galega do Medio Ambiente, S.A., the amount of which remained unchanged with respect to 2006. Also, the loan of EUR 53 million granted by Unión Fenosa Inversión, S.A.U. (now merged with Unión Fenosa, S.A.) to R Cable y Telecomunicaciones Galicia, S.A. was converted into capital at the beginning of the year.

b) Available-for-sale investments

The main available-for-sale investments, on which there are no restrictions or impairment losses and which were measured as indicated in Note 06.09, are as follows:

i)	The 1% ownership interest in Red Eléctrica de España, S.A. amounting to EUR 58.5 million at 31 December 2007 (EUR 44 million for the 1% ownership interest at 31 December 2006).

ii)	The 2.5% ownership interest of the Unión Fenosa Group in the telecommunications operator France Telecom España, S.A. (formerly Auna Operadores de Telecomunicaciones, S.A.) amounted to EUR 184.1 million in December 2006. In December 2007 this company was classified as held for sale (see Notes 14 and 35).

iii)	The 5% ownership interest in the Cepsa Group amounting to EUR 950 million at 31 December 2007 (EUR 794.8 million at 31 December 2006).

iv)	The indirect ownership interest in Manila Electric Corporation, Inc., which in December 2006 amounted to EUR 77 million, was classified in June as an asset held for sale (see Notes 14 and 35).

v)	In 2007 the South African company Kangra Coal (Proprietary) Ltd. was included in the scope of consolidation. The company holds 2.3% of the shares of Richards Bay Coal Terminal, an investment classified as an available-for-sale financial asset. The investment amounted to EUR 37 thousand at 31 December 2007.

vi)	The Colombian company Empresa de Energía del Pacífico S.A., E.S.P. measures its 5.04% ownership interest in ISAGEN, S.A. at fair value on the basis of the market price of the shares. At 31 December 2007, the investment was valued at EUR 94.9 million.

c) Other financial assets

The financing of the shortfall in revenue from regulated activities is included under “Other Non-Current Financial Assets” since, based on current legislation, the Group is entitled to recover it and such recovery is not subject to future contingent factors.

The Unión Fenosa Group estimated at 31 December 2007 that the total industry shortfall for 2006 amounted to EUR 2,098 million, of which Unión Fenosa Generación, S.A. financed an estimated amount of EUR 250.8 million, after discounting the amounts recovered in the settlements of regulated activities in 2007.

The estimated shortfall for the industry as a whole in 2007 amounted to EUR 784 million, of which 12.84% was financed by Unión Fenosa Generación S.A., and EUR 100.6 million were recognised in this connection.

The South African company Kangra Coal (Proprietary) Ltd. recognised EUR 11.7 million under “Other Financial Assets” in respect of provisions for environmental restoration.

11. Investments accounted for using the equity method

The detail of the investments in companies accounted for using the equity method and of the changes therein in 2007 and 2006 is as follows:

INVESTMENTS IN ASSOCIATES—2007

	Thousands of Euros
Company	Balance at 01/01/07	Additions	Share of Results for the Year	Disposals/ Transfers	Balance at 31/12/07
Indra		429,540	15,418		444,958
Applus Servicios Tecnológicos, S.L.	139,985		2,537	(142,522)
Sociedade Galega do Medio Ambiente, S.A.	21,462	147	1,183	(2,450)	20,342
Unión Fenosa Gas subgroup	12,417		2,650	(2,900)	12,167
Enel Unión Fenosa Renovables subgroup	769		239	(368)	640
R Cable y Telecomunicaciones Galicia, S.A.	14,422			(14,422)
Other companies	3,289		158	867	4,314

TOTAL	192,344	429,687	22,185	(161,795)	482,421

INVESTMENTS IN ASSOCIATES—2006

	Thousands of Euros
Company	Balance at 01/01/06	Additions	Share of Results for the Year	Disposals/ Transfers	Balance at 31/12/06
Applus Servicios Tecnológicos, S.L.	118,330	17,028	4,627		139,985
Mexican airport companies	(10,006)			10,006
Sociedade Galega do Medio Ambiente, S.A.	20,278		2,688	(1,504)	21,462
Unión Fenosa Gas subgroup	9,858		2,919	(360)	12,417
Enel Unión Fenosa Renovables subgroup	4,008		929	(4,168)	769
R Cable y Telecomunicaciones Galicia, S.A.	1,813	13,102	(493)		14,422
Other companies	12,211		(70)	(8,852)	3,289

TOTAL	156,492	30,130	10,600	(4,878)	192,344

In January 2007 all the ownership interests of Unión Fenosa, S.A. in Soluziona Consultoría y Tecnología, S.L. (including its interest in Prointec, S.A.), Soluziona Internacional Servicios Profesionales, S.L.U. and Soluziona Seguridad, S.A.U. were exchanged for 18.06 million shares of Indra Sistemas, S.A., representing 11% of its share capital. This transaction gave rise to consolidated gains before tax for the Unión Fenosa Group of EUR 150.3 million, which was recognised under “Income from Non-Current Non-Financial Assets” (see Note 28). In April and May 2007 Unión Fenosa, S.A. acquired additional ownership interests of 3.10% and 0.90%, respectively, thereby increasing its investment in Indra Sistemas, S.A. to the current 15%. At 2007 year-end the ownership interest was valued at EUR 445 million, including goodwill of EUR 345.9 million prior to allocation and profit of EUR 15.4 million.

EUR 243.7 million of the aforementioned goodwill were recognised as such, whereas EUR 102.2 million were allocated to the company’s various assets, the detail being as follows:

ALLOCATION OF GOODWILL TO ASSETS

Thousands of Euros
Commercial relations	94,616
Land	4,444
Intangible assets	3,124

TOTAL	102,184

Commercial relations are amortised on a time proportion basis over the period in which the customer portfolio is expected to generate cash flows. Intangible assets are amortised over ten years.

R Cable, which had previously been accounted for using the equity method, was proportionately consolidated in 2007 since it was considered that the Unión Fenosa Group exercises effective joint control. The change in method reduced the investments accounted for using the equity method by EUR 14.4 million.

In May 2007 the investment in Applus Servicios Tecnológicos, S.L., previously accounted for using the equity method, was classified as an asset held for sale. The investment was subsequently sold in November 2007, giving rise to a consolidated gain before tax of EUR 100.4 million, which was recognised under “Income from Non-Current Non-Financial Assets” (see Note 28).

12. Inventories

The detail of “Inventories” in the accompanying consolidated balance sheets at 31 December 2007 and 2006 is as follows:

INVENTORIES

	Thousands of Euros
	2007	2006
Raw materials and other supplies	133,527	129,683
Merchandise	24,197	10,573
Finished goods	9,891	8,447

TOTAL	167,615	148,703

“Inventories” includes the value of coal, fuel oil and diesel inventories contributed by Unión Fenosa Generación, S.A., amounting to EUR 98.9 million at 31 December 2007 (EUR 104.8 million at 31 December 2006). It also includes the value of the gas contained in the transmission network owned by Enagas in underground storage facilities and regasification plant tanks, in addition to the value of the LNG inventories located in the Damietta liquefaction plant tanks and in the methane carriers in transit, amounting to EUR 20.4 million at 31 December 2007 (EUR 8.1 million at 31 December 2006).

The Unión Fenosa Group is meeting the requirements established by the Ministry of Industry, Tourism and Trade Order ITC/3126/2005 on the maintenance of minimum safety stocks in various network facilities, gas pipelines, regasification plants and storage tanks.

13. Current assets

a) Trade and other receivables

The breakdown of “Trade and Other Receivables” is as follows:

TRADE AND OTHER RECEIVABLES

	Thousands of Euros
	2007	2006
Trade receivables	1,551,367	1,488,789
Receivable from Group companies and associates	39,909	59,655
Advances	556	719
Other current receivables	1,852	3,498

TOTAL	1,593,684	1,552,661

The Unión Fenosa Group considers that the carrying amount of trade and other receivables approximates their fair value and, where applicable, the related amounts are presented net of the related allowances for doubtful debts.

b) Other current assets

The detail of “Other Current Assets” is as follows:

OTHER CURRENT ACCOUNTS RECEIVABLE

	Thousands of Euros
	2007 Current	2006 Current
Income tax asset	44,438	247,475
VAT and other tax receivables	232,256	174,160
Accrued social security taxes refundable	6,547	6,336
Guarantees and deposits given	37,152	41,653
Other current assets	33,813	18,571

TOTAL	354,206	488,195

c) Cash and cash equivalents

Cash and cash equivalents totalled EUR 114.8 million at 31 December 2007 (EUR 97.3 million at 31 December 2006), which were fully liquid and unrestricted as to their use.

14. Assets classified as held for sale

The detail of “Assets Classified as Held for Sale” at 31 December 2007 and 2006 is as follows:

ASSETS CLASSIFIED AS HELD FOR SALE

	Thousands of Euros
	Assets Classified as Held for Sale		Liabilities Associated with Assets Classified as Held for Sale		Profit (Loss) of Discontinued Operations
Company	2007	2006	2007	2006	2007	2006
Red Eléctrica de España, S.A.		87,899
Manila Electric Company (Meralco)	171,538
Mexican airport companies						11,144
France Telecom España, S.A.	197,343
Socoin and other engineering companies		226		226
IPT and other telecommunications engineering companies						(7,874)
Professional services companies
Soluziona USA						(4,594)
STI Chile		7,210		4,677		(4,283)
Other				287		(440)

TOTAL	368,881	95,335		5,190		(6,047)

Pursuant to Electricity Industry Law 54/1997, of 27 November, per the latest wording thereof provided for in Royal Decree-Law 5/2005, of 11 March, whereby from 1 January 2008 the ownership interest in Red Eléctrica de España, S.A. cannot exceed 1%, in 2006 the Union Fenosa Group classified its other investment of 2% in the company as an asset held for sale for EUR 87.9 million In compliance with this obligation, in November 2007 the Unión Fenosa Group transferred 2,705,400 shares, representing 2% of the share capital of Red Eléctrica de España, S.A., leaving its ownership interest in this company at 1%. The shares were sold for a gross amount of EUR 104.6 million, which represented an average placement price of EUR 38.65 per share, giving rise to a gain before tax of EUR 87.7 million in the consolidated income statement.

In July 2007 the Unión Fenosa Group reached an agreement with First Philippine Holdings Corp. for the sale of its 40% ownership interest in the jointly-owned holding company First Philippine Unión Fenosa, Inc. for USD 250 million. This agreement will be implemented at the beginning of 2008 (see Note 35). First Philippine Unión Fenosa Inc. holds 22.9% of Manila Electric Company (Meralco), the leading electricity distributor in the Philippines, which means that the Unión Fenosa Group holds an indirect ownership interest of 9.16%. Consequently, in June 2007 the Unión Fenosa Group classified its indirect ownership interest in Meralco as a held-for-sale investment, with a value of EUR 171.5 million in December on the basis of the selling sale price agreed upon.

In December 2007 the agreement for the sale of the Unión Fenosa Group’s ownership interest of 2.51% in France Telecom España, S.A. was executed (see Note 35). This agreement will be implemented in 2008 and, therefore, the investment, valued at EUR 197.3 million at year end, was classified as held for sale in December 2007.

15. Equity

The changes in equity accounts in 2007 and 2006 were as follows:

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—2007 and 2006

	Thousands of Euros
	Share Capital	Share Premium	Treasury Shares	Reserves of the Parent	Reserves for Translation Differences	Revaluation Reserves	Reserves of Consolidated Companies	Profit Attributable to the Parent	Interim Dividend for the Year	Minority Interests	Consolidated Equity
Balances at 01/01/06	914,038	99,156	(2,387)	1,955,360	254,035	465,163	(487,857)	823,728	(97,433)	1,142,967	5,066,770

Capital increase
Distribution of profit
—Retained earnings				(387,950)			980,390	(592,440)	97,433		97,433
—Dividends paid by the Parent								(231,288)			(231,288)
—Dividends paid to minority interests										(34,593)	(34,593)
—Dividends received by the Parent				717,987			(717,987)
Transfer between reserves				(48,438)			48,438
Valuation adjustments					(160,112)	376,710				(9,130)	207,468
Other IFRS adjustments recognised in equity				(507)		(6,769)	(20,085)			(9,144)	(36,505)
Other			(30,048)	(14,667)			(3,595)			(14,550)	(62,860)
Profit for the year								635,359	(121,475)	17,278	531,162
Balances at 31/12/06	914,038	99,156	(32,435)	2,221,785	93,923	835,104	(200,696)	635,359	(121,475)	1,092,828	5,537,587
Capital increase
Distribution of profit
—Retained earnings				(406,772)			725,661	(318,889)	121,475		121,475
—Dividends paid by the Parent								(316,470)			(316,470)
—Dividends paid to minority interests							(63,709)			(1,835)	(65,544)
—Dividends received by the Parent				428,479			(428,479)
Transfer between reserves				155,746	(32,486)		(123,260)
Changes in the scope of consolidation										23,180	23,180
Valuation adjustments					(42,811)	164,749				9,296	131,234
Other IFRS adjustments recognised in equity				(31,480)			(10,169)			618	(41,031)
Other			32,435	954			6,647			2,512	42,548
Profit for the year								986,356	(188,901)	42,040	839,495
Balances at 31/12/07	914,038	99,156		2,368,712	18,626	999,853	(94,005)	986,356	(188,901)	1,168,639	6,272,474

On 7 June 2007, the shareholders at the Annual General Meeting resolved to pay a final dividend of EUR 195.0 million, payable on or after 2 July 2007.

15.01. Share capital

The share capital of Unión Fenosa, S.A. is represented by 304,679,326 fully subscribed and paid ordinary bearer shares of EUR 3 par value each, all of which are listed on the Spanish Stock Exchanges and are traded on the Spanish Stock Market Interconnection System.

On 7 June 2007, the shareholders at the Annual General Meeting of Unión Fenosa, S.A. authorised the Board of Directors, pursuant to Article 153.1b of the Consolidated Spanish Companies Law, to increase capital within a maximum period of five years, at one or several times, whenever the directors may consider it appropriate, by up to 50% of the share capital at the present date, with the possible disapplication of preferential subscription rights.

The Unión Fenosa Group manages its capital by establishing the following main objectives:

a)	the maintenance of financial stability in the short and long term, which allows it to at least renew its current credit rating and the solvency of its main management indicators; and

b)	the obtainment of the necessary financing for its investments, maintaining its borrowing levels within the limits established in its risk policy.

The gearing ratios of the Unión Fenosa Group in 2007 and 2006 were as follows:

GEARING RATIOS

	Thousands of Euros
	2007	2006
Net debt	5,680,237	5,576,420
Equity of the Parent	5,103,835	4,444,759
Minority interests	1,168,639	1,092,828

Gearing	47.52	50.17

At 31 December 2007, the significant ownership interests in Unión Fenosa, S.A.’s share capital were as follows:

SIGNIFICANT OWNERSHIP INTERESTS

Company	Total % of Share Capital
ACS, Actividades de Construcción y Servicios, S.A.	40.47
Caja de Ahorros del Mediterráneo	5.15
Caja de Ahorros de Galicia (Caixa Galicia)	5.03
Caixa de Aforros de Vigo, Ourense e Pontevedra (Caixanova)	5.02
Banco Pastor, S.A. (and Fundación Pedro Barrié de la Maza)	3.76

15. 02. Share premium

In 2007 and 2006 there were no changes in this consolidated balance sheet account.

The Consolidated Spanish Companies Law expressly permits the use of the share premium account balance to increase capital and does not establish any specific restrictions as to its use.

15.03. Treasury shares

At 31 December 2007, no treasury shares were held by the Parent, by its subsidiaries or by a third party acting on behalf of the Parent (at 31 December 2006, they represented 0.33% of the Parent’s share capital and totalled 990,927 shares, with a par value of EUR 3 million and an average acquisition price of EUR 32.73 per share). The Group held an average of 391,988 shares in 2007 (595,463 shares in 2006).

Under the Spanish Companies Law, shares thus acquired must be disposed of within three years from the acquisition date, unless they are retired by reducing capital or, together with those held by the Parent and its subsidiaries, they do not exceed 10% of share capital.

15.04. Reserves

15.04.01. Revaluation reserve

Several Spanish Group companies revalued their property, plant and equipment pursuant to Royal Decree-Law 7/1996, of 7 June. As a result of the revaluation, a “Revaluation Reserve Royal Decree-Law 7/1996, of 7 June” account was recognised. On 22 December 1998, the balance of the reserve of the Parent, which amounted to EUR 830 million, was approved by the tax authorities and, accordingly, from that date, it could be used to offset accounting losses and increase share capital. After ten years have elapsed and in accordance with the foregoing, this reserve can be considered to be unrestricted.

15.04.02. Legal reserve

Under the Consolidated Spanish Companies Law, 10% of net profit for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

The legal reserve had reached the legally stipulated level at the Parent at 31 December 2007.

15.04.03. Reserves for translation differences

The detail of the translation differences included in equity, by company and calculated as indicated in Note 06.01, is as follows:

TRANSLATION DIFFERENCES

	Thousands of Euros
Description	2007	2006
Electric utilities in Colombia	65,212	73,869
Electric utilities in Guatemala	(11,718)	1,540
Unión Fenosa Gas subgroup	(380)	1,941
Electricity distributors in Moldova	(421)	(2,555)
Electricity distributors in Nicaragua	(10,833)	(6,492)
UK companies	(2,930)	(2,501)
Transfer between reserves		32,486
Other companies	(20,304)	(4,365)

TOTAL	18,626	93,923

15.04.04. Revaluation reserves

The changes in “Revaluation Reserves” were as follows:

REVALUATION RESERVES

	Thousands of Euros
	Balance at 31/12/05	Change in Market Value	Allocated to Profit or Loss	Balance at 31/12/06	Change in Market Value	Allocated to Profit or Loss	Balance at 31/12/07
Available-for-sale-investments	386,219	368,105		754,324	255,547	(87,645)	922,226
Changes in the value of assets	85,425	(6,769)		78,656			78,656
Cash flow hedges	(6,481)	8,605		2,124	(3,406)		(1,282)
Other valuation adjustments					253		253

TOTAL	465,163	369,941		835,104	252,394	(87,645)	999,853

The changes in the market value of available-for-sale investments relate to the effect on equity of the measurement of these financial assets at fair value (see Note 10). These investments are mainly those in the Cepsa Group, Red Eléctrica de España, S.A., France Telecom España, S.A., Manila Electric Corporation, Inc. and Isagen, S.A. ESP, which in 2007 contributed revaluation reserves, net of the related tax effect, amounting to EUR 635 million, EUR 35.2 million, EUR 98.5 million, EUR 110.4 million and EUR 43.6 million, respectively. In 2006 the main contributions were from the Cepsa Group, Red Eléctrica de España, S.A., France Telecom España, S.A. and Manila Electric Corporation, Inc., amounting to EUR 526 million, EUR 96 million, EUR 89.3 million and EUR 43.2 million, respectively.

The detail of the maturity of the revaluation reserve corresponding to cash flow hedges at 31 December 2007 is as follows:

MATURITY OF RESERVES FOR CASH FLOW HEDGES

	Thousands of Euros
Description	2008	2009	2010	2011	Subsequent Years	TOTAL
Interest rate swaps	75	75	76	70	986	1,282

15.04.05. Other reserves

“Equity—Reserves of the Parent” includes, inter alia, restricted reserves set up by Unión Fenosa, S.A., such as the legal reserve (see Note 15.04.02), as well as its retained earnings.

The restricted reserves relating to Group companies other than the Parent are recognised under “Reserves of Consolidated Companies”, which includes, inter alia, the reserves of the fully and proportionately consolidated companies and those of the companies accounted for using the equity method.

15.05. Dividends

At the Annual General Meeting of Unión Fenosa, S.A. held on 7 June 2007, the shareholders approved the distribution of a final dividend out of the profit for 2006 of EUR 0.64 gross per share, for a total amount of EUR 195.0 million.

In December 2007 the Board of Directors of the Parent, Unión Fenosa, S.A., resolved to distribute an interim dividend out of the profit for the year of EUR 0.62 gross per share, giving a total gross dividend of EUR 188.9 million (EUR 121.9 million in 2006). This interim dividend is presented in the consolidated balance sheet as a deduction from the equity of the Unión Fenosa Group.

15.06. Minority interests

The balance of “Minority Interests” reflects the equity of minority shareholders in the fully consolidated Group companies. Additionally, the balance of “Profit for the Year—Attributable to Minority Interests” in the consolidated income statement represents the equity of minority shareholders in the profit for the year.

The detail of “Equity—Minority Interests” at 31 December 2007 and 2006 is as follows:

MINORITY INTERESTS at 31 December 2007

	Thousands of Euros
Companies	Share Capital and Reserves	Preference Shares	Translation Differences	Profit (Loss) for the Year	Total
Unión Fenosa Preferentes, S.A.		697,753			697,753
Electric utilities in Colombia	449,225		(150,880)	31,752	330,097
Electricity distributors in Panama	50,208		(11,275)	13,925	52,858
Unión Fenosa Gas subgroup	31,831		(8,768)	249	23,312
Mining company in South Africa	38,200		(3,575)	1,964	36,589
Electricity distributors in Nicaragua	18,214		(8,523)	(10,489)	(798)
Prointec subgroup
Electricity producer in Costa Rica	9,373		(2,534)	624	7,463
Electricity distributors in Moldova	7,181		(550)	1,178	7,809
Electricity producer in Kenya	7,330		(1,790)	247	5,787
Electricity distributors in Guatemala	5,004		(1,748)	1,920	5,176
Other companies	2,013		(90)	670	2,593

TOTAL	618,579	697,753	(189,733)	42,040	1,168,639

MINORITY INTERESTS at 31 December 2006

	Thousands of Euros
Companies	Share Capital and Reserves	Preference Shares	Translation Differences	Profit (Loss) for the Year	Total
Unión Fenosa Preferentes, S.A.		670,754			670,754
Electric utilities in Colombia	437,475		(147,825)	(62)	289,588
Electricity distributors in Panama	50,558		(6,275)	14,097	58,380
Unión Fenosa Gas subgroup	30,227		(6,162)	590	24,655
Electricity distributors in Nicaragua	20,708		(8,289)	(2,871)	9,548
Prointec subgroup	8,618			1,860	10,478
Electricity producer in Costa Rica	8,724		(1,681)	(335)	6,708
Electricity distributors in Moldova	6,189		(699)	672	6,162
Electricity producer in Kenya	6,543		(1,121)	93	5,515
Electricity distributors in Guatemala	5,043		(1,282)	1,641	5,402
Other companies	5,040		(995)	1,593	5,638

TOTAL	579,125	670,754	(174,329)	17,278	1,092,828

In 2005 Unión Fenosa Preferentes, S.A. issued preference shares for a face value of EUR 750 million, which are classified under “Minority Interests” (see Note 06.13). The main features of this issue are as follows:

Dividend: variable and non-cumulative: from the disbursement date (30 June 2005) to 30 June 2015, the dividend will be three-month Euribor plus a spread of 0.65%; from that date, it will be three-month Euribor plus a spread of 1.65%.

Dividend payments: dividends will be paid each calendar quarter in arrears. Payment is conditional on the obtainment by the Unión Fenosa Group of distributable profit, which is deemed to be the lower of net profit declared by the Unión Fenosa Group and that of the guarantor.

Term: perpetual. The issuer may retire the shares issued in full or partially after 30 June 2015. If the shares are retired, they will be retired for their par value.

Yield: payment of dividends will be preferred and non-cumulative and is conditional on the obtainment of distributable profit by Unión Fenosa and on the payment of dividends to holders of the common shares. The issuer may opt to, but is not obliged to, make payment in kind to the shareholders by increasing the par value of the preference shares.

Guarantee: joint and several irrevocable guarantee from Unión Fenosa, S.A.

Voting rights: none.

16. Deferred income

The detail of “Deferred Income” in the accompanying consolidated balance sheet is as follows:

DEFERRED INCOME

	Thousands of Euros
Description	2007	2006
Grants related to assets	325,191	270,795
Deferred income	423,696	328,962

TOTAL	748,887	599,757

The grants related to assets received relate mainly to third-party contributions for the improvement of the Unión Fenosa Group’s electricity distribution facilities and are allocated to income in proportion to the period depreciation on the subsidised assets. In 2007 the balance of these grants amounted to EUR 325.2 million (EUR 270.8 million at 31 December 2006).

Also, “Deferred Income” includes most notably the balance contributed by Unión Fenosa Distribución, S.A., which relates mainly to extension charges, reactive energy billings and autoproducer connection charges. It amounted to EUR 318.5 million at 31 December 2007 (EUR 257.7 million at 31 December 2006). Also noteworthy is the contribution to this heading of the Group’s telecommunications network companies, in relation to the license to use the fibre optic network billed under long-term agreements. It amounted to EUR 48.8 million in 2007 (EUR 38.6 million at 31 December 2006).

17. Post-employment benefit obligations

The changes in 2007 and 2006 in the post-employment benefit obligations recognised under “Non-Current Liabilities—Provisions” in the consolidated balance sheet were as follows:

POST-EMPLOYMENT BENEFIT OBLIGATIONS

	Thousands of Euros
	2007	2006
Beginning balance	650,007	744,106

Changes in the scope of consolidation due to sale of companies	(59)	(4)
Changes due to exchange rate	(1,577)	(26,888)
Provisions	104,065	51,744
—charged to reserves	55,768	507
—charged to profit	48,297	51,237
—Staff costs	5,241	6,613
—Finance costs	43,056	44,100
—Sundry expenses		524
Transfer between provisions	85	2,705
Amounts used	(92,523)	(121,656)
—credited to reserves	(10,965)	(8,020)
—credited to profit	(463)	(18,542)
—pension payments	(81,095)	(95,094)

Ending balance	659,998	650,007

Most of the post-employment obligations of the Union Fenosa Group come from the Spanish companies Unión Fenosa, S.A., Unión Fenosa Distribución, S.A. and Unión Fenosa Generación, S.A. and from the Colombian companies Electrificadora del Caribe, S.A. E.S.P. and Empresa de Energía del Pacífico, S.A. E.S.P.

As regards the Spanish companies, the employees who retired prior to November 2002 and a residual portion of the current personnel, are entitled to defined benefit supplementary pension payments. This commitment has been externalised through insurance policies. There is no obligation other than to pay the insurance premiums, except for those arising from the updating of certain actuarial variables, basically the increase in the CPI and the retirement age.

Most of the Spanish companies’ current employees are participants in a jointly sponsored, employment-based defined contribution transferable pension plan for retirement benefits and a defined benefit plans for occupational risk, pursuant to current legislation. The Unión Fenosa pension plan is included in the “Unión Fenosa Pensiones Fondo de Pensiones” fund managed by Santander Pensiones, S.A., E.G.F.P. and deposited at Santander Investment Services, S.A. Lastly, certain defined contribution obligations not included in the aforementioned plan have been externalised through insurance policies.

The contributions to the aforementioned schemes are recognised as employee benefits as they vest. The prepayable amounts are recognised as an asset until they vest.

Unión Fenosa, S.A. jointly manages the externalisation of the pension obligations for Unión Fenosa, S.A., Unión Fenosa Distribución, S.A. and Unión Fenosa Generación, S.A., under an agreement signed by the parties, and pays, on the companies’ behalf, the related premiums or contributions arising from the maintenance of the pension obligations established. In 2007 and 2006 Unión Fenosa, S.A. updated its various insurance policies by arranging supplementary policies to ensure that its pension obligations were covered at all times.

There are also other defined benefit pension obligations at the Colombian electric utilities Electrificadora del Caribe, S.A. E.S.P. and Empresa de Energía Del Pacífico S.A. E.S.P, for which the accrued liability is covered on the basis of actuarial studies conducted in accordance with IFRSs.

Also, the liabilities incurred at 31 December 2007 and 2006 include other obligations to the employees of certain Spanish and Colombian companies, such as electricity consumption, educational grants and healthcare.

The actuarial valuation was performed individually by group of employees based on the projected unit credit method. At 31 December 2007 and 2006, the assumptions used to calculate the actuarial liability were as follows:

ACTUARIAL ASSUMPTIONS

	2007		2006
	Spain	Colombia	Spain	Colombia
Interest Rate	4.49% - 5.33%	10.317%	3.87% - 4.41%	10.4%
CPI	2.5%	4.7%	2.5%	4.85%
Mortality tables	PERM/F2000 GRM/F 95	TCMR ISS 80/89	PERM/F2000 GRM/F 95	TCMR ISS 80/89

The detail of the actuarial liabilities and externalised plan assets for the existing defined benefit obligations is as follows:

ACTUARIAL ASSETS AND LIABILITIES

Description	Thousands of Euros
Externalised plan assets (owned by the insurance companies)	736,375	740,459
Provision for post-employment benefits	659,998	650,007

The provisions recognised under “Staff Costs” and “Finance Costs” relate to the current employee costs and the finance costs of the related provisions accrued during the year (see Notes 24 and 26). The amounts recognised under “Equity” relate to the actuarial gains and losses arising from charges in assumptions.

In previous years the Unión Fenosa Group approved voluntary redundancy plans planes that enabled employees who met certain conditions to take early retirement prior to reaching retirement age. The provision recognised in this connection amounted to EUR 82.9 million at 31 December 2007 (EUR 100.9 million at 31 December 2006).

In 2007 the provisions recognised with a charge to equity related mainly to the change in the actuarial assumptions associated with the post-employment benefit obligations at the Spanish companies amounting to EUR 55.7 million. The main change is the modification of the estimate of the future cost of electricity. In 2006 these differences in actuarial assumptions led to a credit of EUR 6.3 million to equity.

Also, in 2006 a new collective labour agreement was signed at Electrificadora de la Costa Atlántica, S.A. E.S.P. and Electrificadora del Caribe, S.A. E.S.P., which reduced the pension obligations by EUR 18.5 million, and this amount was credited to staff costs.

18. Other provisions

The changes in 2007 in “Other Long-Term Provisions” in the accompanying consolidated balance sheet were as follows:

OTHER PROVISIONS

	Thousands of Euros
Description	2007	2006
Beginning balance	462,009	495,134

Change in the scope of consolidation	13,282	759
Period provision charged to income	104,465	98,069
Reversal of provisions with a credit to income	(30,057)	(32,563)
Transfers and other changes	5,638	11,960
Amounts used	(43,856)	(103,947)
Changes due to exchange rate	(2,587)	(7,403)

Ending balance	508,894	462,009

a) Long term

The main long-term provisions are as follows:

The provision required to cover the costs of decommissioning nuclear plants amounted to EUR 67.9 million at 31 December 2007 (EUR 73.6 million at 31 December 2006), as established in Electricity Industry Law 54/1997, of 27 November, Royal Decree 1349/2003, of 31 October, governing the activities of ENRESA and its financing, and Royal Decree-Law 5/2005, of 11 March, on urgent measures to foster productivity and to improve public procurement. This provision includes the costs that arise during the period of transfer of the plants and the value of the residual energy capacity of the last core, calculated on the basis of present current costs to which a discount rate of 6.5% is applied.

Lignitos de Meirama, S.A. had recognised a provision of EUR 36.8 million at 31 December 2007 (EUR 39.7 million at 31 December 2006) in accordance with its plan to provide for mine abandonment expenses, which was approved by the tax authorities, as provided for in the Spanish Companies Law.

Based on an evaluation of the expected cash flows of the Moldovan, Nicaraguan and Kenyan distributors, performed in accordance with the most stringent profitability criteria, and considering the good performance of the operating parameters of the businesses in 2007, the Unión Fenosa Group has recognised an impairment loss of EUR 164.7 million on the assets at 31 December 2007 (EUR 123.3 million at 31 December 2006) (see Note 28).

In the year ended 31 December 2007, provisions were made in order to cover commercial investment commitments to improve distribution assets owned by third parties amounting to EUR 26.1 million.

Electrificadora del Caribe, S.A. E.S.P. contributed provisions amounting to EUR 29.3 million and EUR 31.6 million at 31 December 2007 and 2006 respectively, in order to cover the risks that might arise from litigation relating to civil and labour-related proceedings brought initially against the companies whose privatisation led to the incorporation of the aforementioned Group companies.

In July 2004 the Board of Directors established a deferred remuneration plan for the executives tied to the fulfilment of the Group’s Business Plan. At 31 December 2007, a provision of EUR 30.1 million had been recognised in this connection (EUR 30.1 million at 31 December 2006), once the related amount had accrued and the targets set had been achieved (see Note 24).

b) Short term

The short-term provisions (EUR 12.2 million 31 December 2007 and EUR 57 million at 31 December 2006) relate mainly to emission rights. At 31 December 2007, the Group had acquired all the rights required to cover the annual emission shortfall and recognised the rights acquired and consumed in 2007 that will be delivered in 2008 under “Other Short-Term Provisions”, amounting to EUR 6.8 million (6.1 million tonnes of CO2).

19. Financial debt

The breakdown of the Unión Fenosa Group’s bank borrowings in 2007 and 2006 is as follows:

FINANCIAL DEBT

	Thousands of Euros
	2007		2006
	Non-Current	Current	Non-Current	Current
Bank loans	3,231,879	756,394	2,845,502	451,270
Debentures and bonds	614,233		618,503	702,713
Other held-for-trading liabilities	605,012	587,517	586,923	468,853

TOTAL	4,451,124	1,343,911	4,050,928	1,622,836

A significant portion of the financial debt of the Unión Fenosa Group is subject to the achievement of certain ratios (“covenants”) established by the lender and which, in the event of breach, would give rise to the early maturity thereof. However, the satisfactory achievement of the indicated ratios means that no risk can be considered to exist in this connection.

Also, certain investment projects of the Unión Fenosa Group (production in Mexico, renewables, gas) were specifically financed through loans which include standard compliance clauses aimed at guaranteeing the cash flows of the investment which guarantee their repayment and the breach of which would imply the pledge of all of the shares relating to those projects to the creditors.’ The outstanding balance of the loans of this nature at 31 December 2007 was EUR 744.2 million.

In 2007 and 2006 the Unión Fenosa Group satisfactory serviced all its matured financial debt. Consequently, at 31 December 2007 and 2006, there was no financial debt, the contractual maturity of which would have taken place prior to the aforementioned dates. Similarly, at the date of preparation of the consolidated financial statements, no financial obligations had been breached by any of the Unión Fenosa Group companies.

The debt structure at 31 December 2007 and 2006, distinguishing between a fixed interest-bearing and floating interest-bearing debt, alter taking account of the effect of the derivative financial hedging instruments arranged for this purpose, was as follows:

DEBT STRUCTURE—2007 and 2006

	Thousands of Euros
	2007	2006
Fixed rate	3,574,321	3,883,998
Floating rate	2,220,714	1,789,766

TOTAL	5,795,035	5,673,764

The fixed-rate debt also includes the borrowings arranged at the source at fixed rates, borrowings arranged at floating rates and hedged by fixed interest rate swaps amounting to EUR 376.2 million and EUR 580.3 million, respectively, and borrowings hedged through caps and floors amounting to EUR 581.3 million and EUR 579.9 million for 31 December 2007 and 31 December 2006, respectively.

The estimated market value of the fixed-rate borrowings, less debt hedged with swaps and caps and floors, calculated on the basis of the market interest rates and maturity dates existing at 31 December 2007 and 31 December 2006 and the credit margin of the Unión Fenosa Group amounted to EUR 2,599.8 million and EUR 2,724.0 million, respectively. The sensitivity of the aforementioned amounts to interest rate fluctuations, in thousands of euros, is as follows:

CHANGE IN THE VALUE OF THE BORROWINGS—2007 and 2006

	2007		2006
	Change in Interest Rate		Change in Interest Rate
	0.50%	-0.50%	0.50%	-0.50%
Change in the value of the borrowings	(37,465)	38,801	(30,074)	30,665

TOTAL	(37,465)	38,801	(30,074)	30,665

19.01. Bank borrowings

The detail, by currency and maturity, of the bank borrowings at 31 December 2007 and 2006 is as follows:

BANK BORROWINGS at 31 December 2007

	Thousands of Euros
		Maturity
	Balance at 31/12/07	2008	2009	2010	2011	2012	Subsequent Years
In euros	1,953,621	326,947	252,167	166,730	126,729	418,833	662,215

In currencies other than the euro	2,034,652	429,447	169,493	238,617	184,852	378,936	633,307

—US dollar	1,480,487	261,454	114,300	198,284	137,559	340,791	428,099
—Colombian peso	323,133	166,790	48,947	34,158	41,166	32,072
—Japanse yen	200,960						200,960
—Other currencies	30,072	1,203	6,246	6,175	6,127	6,073	4,248

TOTAL	3,988,273	756,394	421,660	405,347	311,581	797,769	1,295,522

BANK BORROWINGS at 31 December 2006

	Thousands of Euros
		Maturity
	Balance at 31/12/06	2007	2008	2009	2010	2011	Subsequent Years
In euros	1,370,513	223,577	123,009	284,637	159,062	249,099	331,129

In currencies other than the euro	1,926,259	227,693	311,126	343,328	381,953	100,432	561,727

—US dollar	1,420,222	148,878	237,610	294,527	348,144	66,623	324,440
—Colombian peso	287,196	72,309	73,516	48,801	33,809	33,809	24,952
—Japanese yen	212,335						212,335
—Other currencies	6,506	6,506

TOTAL	3,296,772	451,270	434,135	627,965	541,015	349,531	892,856

The bank borrowings bore average interest at 6.16% and 5.65% in 2007 and 2006, respectively.

The purpose of the debt denominated in US dollars is to finance investments whose functional currency is the US dollar. Effective hedges have been arranged for these transactions.

Also, at 31 December 2007, derivative financial instruments existed to hedge the foreign currency risk of the debt in yen (JPY 37,000 million) and of the equivalent Colombian peso value of a debt of USD 29.9 million.

At 31 December 2007, the Unión Fenosa Group had an undrawn amount of EUR 2,672.6 million, of which EUR 1,572.5 million related to the Parent (EUR 2,592.1 million and EUR 2,252.6 million, respectively, at 31 December 2006), which covers debt servicing for a period of at least 12 months.

The loans in currencies other than the euro are shown at their equivalent euro value at each year-end, calculated at the exchange rates then prevailing.

19.02. Debt instruments and other held-for-trading liabilities

The detail, by maturity, of the Unión Fenosa Group’s non-current and current held-for-trading liabilities at 31 December 2007 and 2006 is as follows:

HELD-FOR-TRADING LIABILITIES at 31 December 2007

	Thousands of Euros
		Maturity
	Balance at 31/12/07	2008	2009	2010	2011	2012	Subsequent Years
Non-convertible debentures and bonds	614,233		46,957	567,276
Preference shares	581,322						581,322
Other held-for-trading liabilities	611,207	587,517	23,690

TOTAL	1,806,762	587,517	70,647	567,276			581,322

HELD-FOR-TRADING LIABILITIES at 31 December 2006

	Thousands of Euros
		Maturity
	Balance at 31/12/06	2007	2008	2009	2010	2011	Subsequent Years
Non-convertible debentures and bonds	1,321,216	702,713		48,139	570,364
Preference shares	579,937						579,937
Other held-for-trading liabilities	475,839	468,853	6,986

TOTAL	2,376,992	1,171,566	6,986	48,139	570,364		579,937

“Non-Convertible Debentures and Bonds” includes mainly Euronotes totalling EUR 500 million issued at a fixed interest rate of 5% in 2003 by Unión Fenosa Finance, BV.

“Other Held-for-Trading Liabilities” includes the corporate promissory notes issued by Unión Fenosa, S.A. The average annual interest rate on the outstanding corporate promissory notes was 4.03% and 2.89% in 2007 and 2006, respectively.

The preference shares relate to the issue made by Unión Fenosa Financial Services USA, Llc. in 2003 for a total par value of EUR 609.2 million. The features of this share issue are as follows:

•

Dividend: variable and non-cumulative; three-month Euribor plus a spread of 0.25% APR with a cap of 7% and a floor of 4.25% until 20 May 2013, and three-month Euribor plus a spread of 4% APR from that date. The dividends accrued during the year are included under the heading “Finance Costs” in the accompanying consolidated income statement.

•	Term: perpetual. The issuer has the option of retiring all or some of the shares early on or after 20 May 2013. If the shares are retired, they will be retired for their par value.

•	Yield: payment of dividends will be preferred and non-cumulative and is conditional on the obtainment of a consolidated profit or on the payment of dividends to holders of the common shares.

•	Guarantee: joint and several irrevocable guarantee from Unión Fenosa, S.A.

•	Voting rights: none.

20. Other financial liabilities

At 31 December 2007, “Other Financial Liabilities” included mainly EUR 48.4 million relating to accrued interest payable (EUR 64.5 million at 31 December 2006).

In 2006 EUR 35.5 million of long- and short-term debt under the Union Fenosa Pension Plan relating to the externalised obligations were repaid early (EUR 34.7 million of principal and EUR 0.8 million of accrued interest). The financing repaid bore interest at 5.5%.

21. Other liabilities

The detail of the main items recognised as other liabilities at 31 December 2007 and 2006 is as follows:

OTHER LIABILITIES

	Thousands of Euros
	2007		2006
	Non-Current	Current	Non-Current	Current
Long-term payables to non-current asset suppliers			84,340
Payable to Group companies and associates			35,701
Dividend and premiums payable		189,450		122,336
Income tax liability		76,617		116,969
VAT and other tax payables		167,313		140,008
Accrued social security taxes payable		7,300		10,297
Remuneration payable		67,630		40,963
Guarantees and deposits received	137,018	318,612	134,044	4,506
Other payables	224,300	208,509	232,356	347,362

TOTAL	361,318	1,035,431	486,441	782,441

The obligations under finance leases under “Other Payables” relate to the discounted values of the obligations under the long-term time-charters arranged by Unión Fenosa Gas, S.A. for two methane gas tankers for the transportation of LNG and those relating to the lease of capacity at the Termovalle power plant in Colombia (see Note 07). The detail of the maturities established for these obligations and of the future finance charges is as follows:

OBLIGATIONS UNDER FINANCE LEASES

	Thousands of Euros
	Minimum Lease Payments
	2007	2006
Obligations under finance leases:
Within one year	24,008	26,132
Between two and five years	92,161	103,794
After five years	291,464	329,037

Total obligations	407,633	458,963

Less: future finance charges	208,567	239,358

Present value of lease obligations	199,066	219,605

There are no significant obligations under non-cancellable operating leases.

22. Revenue

The detail of “Revenue” in the accompanying consolidated income statement is as follows:

	Thousands of Euros
	2007	2006
Electricity sales	4,289,634	4,039,402
Gas sales	346,173	355,860
Energy services rendered	1,006,994	1,055,458
Professional services rendered	159,844	430,863
Other sales	164,132	101,853
Sundry revenue	43,802	73,253

TOTAL	6,010,579	6,056,689

In 2007, in accordance with the Ministry of Industry, Tourism and Trade Order ITC/400/2007, of 26 February, the eliminations of power sales of Unión Fenosa Generación, S.A. to the organised wholesale production market, treated in the same way as bilateral transactions performed with Unión Fenosa Distribución, S.A. pursuant to Royal Decree Law 3/2006, of 24 February, under “Electricity Sales”, were only performed until the aforementioned Ministry of Industry, Tourism and Trade Order ITC 400/2007 came into force on 1 March 2007.

23. Procurements

The detail of “Procurements” in the accompanying consolidated income statement is as follows:

PROCUREMENTS

	Thousands of Euros
	2007	2006
Electricity purchases	1,078,336	1,029,831
Gas consumed	219,998	165,209
Raw materials consumed	915,166	921,330
Energy services purchased	507,112	528,528
Purchases for the rendering of services	96,546	72,649
Other materials consumed	87,873	182,178
Changes in inventories of finished goods and work in progress	1,162	(1,584)

TOTAL	2,906,193	2,898,141

In 2007 the Unión Fenosa Group recognised a cost of EUR 6.8 million under “Energy Services Purchased”, pursuant to Article 2 of Royal-Decree Law 3/2006, of 24 February (see Note 02.01.01), as this amount corresponded to its best estimate of the increase in its revenue from sales in the organised wholesale market, due to the effect of the internalisation of the cost of CO2 emission rights granted at zero cost on the setting of prices for the power sold in that market.

24. Staff costs

The detail of “Staff Costs” in the accompanying consolidated income statement is as follows:

STAFF COSTS

	Thousands of Euros
	2007	2006
Remuneration	379,456	508,955
Social security costs	63,748	94,128
Employee and post-employment benefits	44,618	40,027

TOTAL	487,822	643,110

These accounts include, as remuneration of directors of Unión Fenosa, S.A. who have employment relationships or responsibilities at various executive levels, EUR 4 million in 2007 relating to salaries and other rights (EUR 4 million in 2006) and EUR 0.3 million in 2007 relating to contributions to pension and similar plans (EUR 0.4 million in 2006) (see Note 17).

In order to stimulate and reward the commitment and dedication of the management team, in July 2004 the Board of Directors of Union Fenosa, S.A. established a deferred remuneration system tied to the fulfilment of the Unión Fenosa Group’s Business Plan for 2004-2007. In 2007 no amounts were earned in this connection (in 2006 EUR 13.3 million were included under “Staff Costs” in this connection).

The average number of employees in the Unión Fenosa Group was 12,952 (3,169 women and 9,783 men) in 2007 and 17,765 in 2006 (4,512 women and 13,253 men) in 2006.

25. Other expenses

The detail of “Other Expenses” in the accompanying consolidated income statement is as follows:

OTHER EXPENSES

	Thousands of Euros
	2007	2006
Operating and maintenance expenses	212,513	194,957
Other outside services and sundry expenses	324,408	296,939
Taxes other than income tax	43,496	105,932
Impairment loss on accounts receivable	48,551	91,824

TOTAL	628,968	689,652

The account “Other Outside Services and Sundry Expenses” include, among other items, research expenditure amounting to EUR 0.4 million at 31 December 2007 (EUR 0.9 million at 31 December 2006) and the fees incurred by the consolidated companies for the audit of their financial statements, other assurance services and consulting services received. These expenses amounted to EUR 6.6 million in 2007 and to EUR 4.5 million in 2006, the detail being as follows:

AUDIT FEES

	Thousands of Euros
	2007		2006
Description	Deloitte	Other Firms	Deloitte	Other Firms
Audit	2,323	267	2,274	367
Audit-related services	1,416	390	775
Other services	864	1,361	574	534

TOTAL	4,603	2,018	3,623	901

26. Net finance costs

The detail of “Net Finance Costs” in the accompanying consolidated income statement is as follows:

NET FINANCE COSTS

	Thousands of Euros
Description	2007	2006
Borrowing costs	373,079	366,503
Other finance costs	59,446	70,161
Net exchange differences	(18,268)	6,866
Capitalised finance costs	(29,988)	(26,977)

TOTAL	384,269	416,553

The average interest cost on the total consolidated borrowings was 5.91% in 2007, as compared with 5.44% in 2006. The change was due to the increase in the reference interest rates, Euribor and DTF (fixed term deposit rate) which experienced an average annual increase of 118 and 169 basis points in 2007 with respect to 2006, offset in part by the effect of the fall in exchange rates in relation to the interest paid on debt denominated in US dollars and Colombian pesos.

“Other Finance Costs” relates mainly to the interest on pension obligations (see Note 17).

27. Income from financial assets

The detail of “Income from financial Assets” in the accompanying consolidated income statement is as follows:

INCOME FROM FINANCIAL ASSETS

	Thousands of Euros
	2007	2006
Return on financial assets	59,989	75,557
Changes in fair value of non-current financial assets		2,252
Impairment loss on financial assets	(1,187)	(18,642)
Gain on disposal of financial assets	87,961	1,962

TOTAL	146,763	61,129

a) Return on financial assets

At December 2007 “Return on Financial Assets” included the dividends received from the ownership interests held by the Unión Fenosa Group in the Cepsa Group totalling EUR 16.7 million, Red Eléctrica de España totalling EUR 2.8 million and Meralco totalling EUR 1.5 million. In 2006 the dividends received from Cepsa and Red Eléctrica de España amounted to EUR 16.7 million and EUR 3.2 million respectively.

This heading also includes, among other items, the net effect of the change in the fair value of the financing transaction and the associated derivative financial instruments, to which the fair value option permitted under the amendment of IAS 39 (see Notes 06.13 and 19.01) was applied, which amounted to EUR 5.9 million at 2007 year-end, as compared with EUR 20.7 million at 31 December 2006.

Lastly, interest income, together with the financial return on accounts receivable amounted to EUR 29 million in 2007 and EUR 32.7 million in 2006.

b) Gain on disposal of financial assets

In 2007 pre-tax gains of EUR 87.7 million were recognised under “Gain on Disposal of Financial Assets” arising from the sale of 2% of the ownership interest held by the Unión Fenosa Group in Red Eléctrica de España, S.A. (see Note 14).

28. Income from non-current non-financial assets

The detail of “Income from Non-Current Non-Financial Assets” in the accompanying consolidated income statements for 2007 and 2006 is as follows:

INCOME FROM NON-CURRENT NON-FINANCIAL ASSETS

	Thousands of Euros
	2007	2006
Changes in fair value of non-current non-financial assets	(41,476)	(20,881)
Gain on disposal of non-current non-financial assets	254,638	34,343

TOTAL	213,162	13,462

a) Changes in fair value of non-current non-financial assets

In 2007 “Changes in Fair Value of Non-Current Financial Assets” included the recognition of impairment losses on the investment made by the Unión Fenosa Group in the companies in Moldova and Kenya, totalling EUR 55 million. Also, in 2007 this heading included the reversal of impairment losses associated with the Nicaraguan companies amounting to EUR 13.5 million. These reversals were measured in accordance with the economic parameters obtained from application of the Unión Fenosa Group’s risk policy.

At December 2006 year-end, impairment losses were recognised mainly on the investments in the Moldovan and Nicaraguan distributors, amounting to EUR 15 million.

b) Gain on disposal of non-current non-financial assets

The gains on the disposal of non current non-financial assets recognised in 2007 relate mainly to the gain generated in January 2007 by the share exchange transaction involving the professional services business of the Unión Fenosa Group with Indra. This gain amounted to EUR 150.3 million before tax (see Note 11). Furthermore, in November 2007, the gain on the sale of the ownership interest held by the Unión Fenosa Group in its associate Applus Servicios Tecnológicos, S.L. was recognised, amounting to EUR 100.4 million before tax (see Note 11).

In 2006 the withholdings from the selling price of the Unión Fenosa Group’s 16.09% ownership interest in Auna Operadores de Telecomunicaciones, S.A. carried out in 2005 were released, and a gain of EUR 30.3 million was recognised at the end of 2006.

29. Income tax and deferred taxes

29.01. Reconciliation of the Spanish tax rate to the effective tax rate applicable to the Group

The reconciliation of the statutory tax rate in force in Spain to the effective tax rate applicable to the Group is as follows:

RECONCILIATION OF TAX RATES

	Thousands of Euros
	2007		2006
Profit before tax	1,463,797		975,415
Theoretical tax calculated at 35% (2006) / 32.5% (2007)	475,734	32.5%	341,395	35.0%
Tax credits recognised	(48,790)	(3.3)%	(92,819)	(9.5)%
Non-taxable gain on the sale of shares	(28,485)	(1.9)%
Effect of different foreign tax rates	(3,451)	(0.2)%	(4,954)	(0.5)%
Tax losses not recognised as assets	9,130	0.6%	13,404	1.4%
Change in tax rate	(514)	0.0%	51,515	5.3%
Foreign taxes	29,290	2.0%	11,313	1.2%
Other	2,487	0.2%	(3,123)	(0.3)%

Income tax/Tax rate	435,401	29.7%	316,731	32.5%

The initial theoretical tax rate is calculated at 35% for 2006 and 32.5% for 2007, as these tax rates are regulated by Legislative Royal Decree 4/2004 approving the Consolidated Spanish Corporation Tax Law and Law 35/2006, of 28 November, amending the latter.

“Other” includes permanent differences not included in the previous sections, as well as tax-exempt income.

29.02. Deferred tax assets and liabilities

The detail of the balances of the deferred tax assets and deferred tax liabilities in the accompanying consolidated balance sheets at 31 December 2007 and 2006 and of the changes therein is as follows:

DEFERRED TAX ASSETS

	Thousands of Euros
	2007	2006
Provisions for post-employment benefits (Notes 06.15 and 17)	265,296	299,260
Other provisions (Notes 06.15 and 18)	221,027	209,333
Tax credits	111,696	112,531
Tax losses	33,439	19,448
Other	162,026	216,714

Total	793,484	857,286

DEFERRED TAX LIABILITIES

	Thousands of Euros
	2007	2006
Accelerated depreciation/amortisation	99,190	104,082
Assets at fair value:
Investments available and held for sale (Notes 10 and 14)	115,594	43,515
Revalued property, plant and equipment	80,565	74,328
Allocation of asset acquisition price (Note 06.07)	127,313	96,586
Capitalised costs	46,915	55,009
Other	189,725	149,862

TOTAL	659,302	523,382

29.03. Unused tax credits and tax relief

The balance of the unused tax credits and tax relief at 31 December 2007 generated by the Parent and by the subsidiaries in the consolidated tax group amounted to EUR 111,3 million (31 December 2006: EUR 112.5 million).

The most significant amounts relate to tax credits for investments in export activities, amounting to EUR 80.1 million, and to tax credits for the reinvestment of extraordinary gains, amounting to EUR 15.4 million (EUR 52 million and EUR 41.3 million at 31 December 2006, respectively).

The Group recognises these balances if it can be reasonably considered that they will be deducted in future years and that it is probable that the conditions established by the related tax legislation will be met in all cases.

The balances of these accounts are classified under “Deferred Tax Assets” in the accompanying consolidated balance sheet.

The Parent and certain group companies in the consolidated tax group have taken tax credits for the reinvestment of extraordinary gains on certain items of income for the amounts included in the following table. All of the amounts obtained were reinvested at the related date. The amounts indicated in relation to Unión Fenosa, S.A. correspond to the income obtained by Unión Fenosa Inversiones, S.A., with the exception of EUR 22 thousand, which were obtained by Unión Fenosa Consultoría, S.A., both of which were absorbed by Unión Fenosa, S.A. during the year.

GAINS QUALIFYING FOR REINVESTMENT OF TAX CREDITS

Company	Year	Amount in Thousands of Euros	Reinvestment Date
Unión Fenosa, S.A.	2004	3,340	31/12/2004
	2005	194,906	31/12/2005
	2006	135,915	31/12/2006

General de Edificios y Solares, S.L.	2002	815	26/12/2002
	2003	323	31/12/2003
	2004	21,896	31/12/2004
	2005	4,285	31/12/2005

Lignitos de Meirama, S.A.	2002	567	31/10/2002
	2003	976	31/12/2003
	2004	66	31/12/2004

Unión Fenosa Distribución, S.A.	2003	53,587	31/12/2003
	2004	28,621	31/12/2004
	2005	16,891	31/12/2005
	2006	352	31/12/2006

Unión Fenosa Generación, S.A.	2003	149,342	31/12/2003
	2006	204	31/12/2006

Unión Fenosa Metra, S.A.	2004	8	31/12/2004

Unión Fenosa Redes de Telecomunicación, S.L.	2004	118	31/12/2004
	2006	1,459	31/12/2006

As a result of the tax audits of the consolidated tax group’s income tax for 2000 and 2001, the tax authorities have questioned the applicability of the tax credit for export activities claimed by Unión Fenosa Internacional, S.A. (subsidiary of this consolidated tax group) during the aforementioned years. In this respect, the Company considers that there are sufficient grounds for obtaining a ruling in favour of the Group’s interests in this connection in the future.

29.04. Tax losses, tax assets and temporary differences not recognised

The detail, by maturity, of the tax losses, tax assets and temporary differences not recognised because of uncertainties as to their recoverability is as follows:

TAX LOSSES, TAX ASSETS AND TEMPORARY DIFFERENCES NOT RECOGNISED

	Thousands of Euros
Description	Total	2008	2009	2010	2011	2012 and Subsequent Years
Tax losses	9,678		2,055	5,064	2,559
Deductible temporary differences	18,379					18,379

30. Earnings per share

The basic earnings per share for 2007 and 2006 were as follows:

BASIC EARNINGS PER SHARE

	Thousands of Euros
Description	2007	2006
Profit for the year attributable to shareholders of the Parent (thousands of euros)	986,356	635,359
Weighted average number of shares outstanding (thousands of shares) (excluding average number of treasury shares of the Group)	304,287	304,084
Weighted average number of shares outstanding (thousands of shares) (Note 15.01)	304,679	304,679
Average number of treasury shares of the Group (Note 15.03)	392	595
Basic earnings per share (euros)	3.24	2.09

The Unión Fenosa Group has not carried out transactions of any kind that have led to diluted earnings per share differing from basic earnings per share.

31. Guarantee commitments to third parties

At 31 December 2007, the Parent had provided the following guarantees to banks to secure compliance by its subsidiaries with their various obligations:

OTHER GUARANTEE COMMITMENTS OF THE PARENT TO THIRD PARTIES at 31 December 2007.

Description	Thousands of Euros
Group companies, associates and jointly-controlled entities:
—Unión Fenosa Generación, S.A.	146,214
—Unión Fenosa Distribución, S.A.	132,725
—Unión Fenosa Comercial, S.L.	45,254
—Socoin Ingeniería y Construcción Industrial, S.L.	44,262
—Fuerza y Energía de Norte Durango, S.A. de C.V.	27,172
—Fuerza y Energía de Naco-Nogales, S.A. de C.V.	20,379
—Fuerza y Energía de Hermosillo, S.A. de C.V.	18,341
—Fuerza y Energía de Tuxpan, S.A. de C.V.	16,983
—Nueva Generadora del Sur, S.A.	14,547
—Other companies	44,261

TOTAL	510,138

These guarantees, which cover obligations associated with the companies’ normal business activities with third parties, include most notably the following:

A counter-guarantee for the credit line arranged by Unión Fenosa Distribución, S.A., Unión Fenosa Generación, S.A. and Unión Fenosa Comercial, S.L. with Banco Bilbao Vizcaya Argentaria, S.A. provided to Mercado Español de Futuros Financieros Services S.A.U. (MEFF), which acts as beneficiary as instructed by the System Operator of the electricity production market regulated under the new wording of Article 25 of Royal Decree 2019/1997. An aggregate amount of EUR 79.5 million had been drawn down against this credit line at 31 December 2007.

A counter-guarantee for the credit line arranged by Unión Fenosa Generación, S.A. with Banco Bilbao Vizcaya Argentaria, S.A. provided to OMI Clear—Sociedade de Compensaçao de Mercados de Energía S.A., which manages the settlement system of the MIBEL derivatives market (Spanish and Portuguese electricity market), in compliance with the operating rules of that market. The amount of this credit line at 31 December 2007 was EUR 20 million.

A guarantee for an aggregate amount of EUR 99.6 million provided to Operador del Mercado Ibérico de Energía-, Polo Español, S.A. to guarantee that Unión Fenosa Distribución, S.A., Unión Fenosa Generación, S.A. and Unión Fenosa Comercial, S.L. will retain their status of operators in the electricity production market, pursuant to Royal Decree 2019/1997, of 26 December.

A guarantee for an aggregate amount of EUR 23.7 million provided to MEFF Tecnología y Servicios, S.A.U. and Operador del Mercado Ibérico de Energía, Polo Español, S.A. to guarantee that Unión Fenosa Generación, S.A. will meet its various obligations and its participation in the CESUR auctions, as established by the Ministry of Industry, Tourism and Trade Order ITC 400/2007, of 26 February.

A guarantee for an aggregate amount of EUR 7.8 million provided to MEFF Tecnología y Servicios, S.A.U. and Operador del Mercado Ibérico de Energía, Polo Español, S.A. to guarantee that Nueva Generadora del Sur, S.A. will meet its various obligations and its participation in the CESUR auctions, as established by the Ministry of Industry, Tourism and Trade Order ITC 400/2007, of 26 February.

Guarantees amounting to EUR 69.4 million provided to Comisión Federal de Electricidad de México and EUR 18.3 million provided to El Paso Energy Marketing de Mexico in accordance with the Power Purchase Agreements (PPA) and fuel supply agreements, respectively, of Fuerza y Energía de Norte Durango, S.A. de C.V., Fuerza y Energía de Naco Nogales, S.A. de C.V., Fuerza y Energía de Hermosillo, S.A. de C.V., Fuerza de Energía de Tuxpan, S.A. de C.V. and Unión Fenosa Generación México, S.A. de C.V.

Guarantees amounting to EUR 14.3 million provided to the Directorate-General of Energy Policy and Mines for Unión Fenosa Generación, S.A. relating to environmental assessment procedures and administrative authorisation of various case files corresponding to power plants.

Construction contract performance bond of EUR 11.3 million provided to the Sagunto Municipal Council for Unión Fenosa Generación, S.A.

At 31 December 2007, other Unión Fenosa Group companies had provided guarantees to third parties amounting to EUR 80.5 million, mainly for guarantees provided to producers for the purchase of power by the Colombia, Nicaragua and Panama distributors.

Also, Unión Fenosa Gas, S.A., a 50% owned investee of Unión Fenosa, S.A., has provided guarantees to secure the fulfilment of the obligations arising from its business activities. The total amount in this connection at 31 December 2007 was EUR 16.5 million.

Unión Fenosa, S.A. itself has been provided with guarantees by banks totalling EUR 16.3 million.

Also, the Parent has provided guarantees to secure compliance with certain of the obligations arising from the loans received by subsidiaries and jointly controlled entities amounting to EUR 268.9 million and technical obligations (mainly the methane gas tanker lease) amounting to EUR 50.3 million (USD 74 million).

The Parent has also guaranteed several share issuances of various subsidiaries amounting to EUR 2,773.9 million (mainly for preference shares amounting to EUR 1,359.3 million and Unión Fenosa Finance, B.V. bonds totalling EUR 500 million).

The Unión Fenosa Group has acquired through Unión Fenosa Gas, S.A., in which it has an ownership interest of 50% (40% in the case of SEGAS), the following commitments relating to the gas business:

•	25-year gas purchase contract with Egyptian General Petroleum Corporation with take or pay purchase commitments for 4 bcm +/- 10% of gas each year.

•	20-year take or pay gas purchase contract with the Sultanate of Oman for the supply of 2.2 bcm of gas each year from January 2006.

•

Also there are long-term contracts for the sale of gas with Unión Fenosa Generación S.A. and Nueva Generadora del Sur, S.A. that guarantee a significant portion of the future natural gas sales of the Union Fenosa Gas subgroup. These contracts have terms of 25 and 15 years, respectively, and the total volume committed is approximately 2.6 bcm/year in the case of Unión Fenosa Generación, S.A. and 0.5 bcm/year in the case of Nueva Generadora del Sur, S.A. Both contracts are take or pay.

In addition, the Union Fenosa Gas subgroup companies have entered into various short- and medium-term gas purchase and sale contracts to complete their supply portfolios.

At 31 December 2007, the Unión Fenosa Gas subgroup had outstanding foreign currency hedges amounting to USD 98.6 million to cover its gas purchases and assets, equal to EUR 67.3 million. These hedges expire in 2008.

At 31 December 2007, Union Fenosa, S.A. and other Group companies had provided guarantees to banks for third parties amounting to EUR 1.9 million relating to home loans to employees.

32. Related party transactions

a) With subsidiaries, jointly controlled entities and associates

The Group’s transactions with its subsidiaries that form part of the Company’s normal business activities in terms of their purpose and terms and conditions were eliminated on consolidation. Therefore, they are not disclosed in this Note.

The transactions with jointly controlled entities and associates relate mainly to non-current loans granted, the balance of which at 31 December 2007 amounted to EUR 36.4 million (EUR 89.0 million in 2006). The transactions were carried out on an arm’s length basis and they do not have to be disclosed to present fairly the equity, financial position and results of the operations of the Group.

b) With significant shareholders

The noteworthy transactions with significant shareholders, all of which were performed on an arm’s length basis, were as follows:

TRANSACTIONS WITH ACS

	Thousands of Euros
Type of transaction	2007	2006
Sales and revenue	1,283	1,421

Purchases and expenses
Purchases of items of property, plant and equipment	185,223	96,848
Services received	22,985	37,200
Purchases of assets	24,596	17,058
Other purchases and expenses	1,106	95

On 2 January 2007, the Company paid an interim dividend of EUR 0.4 per share out of the profit for 2006. On 2 July 2007, the Company paid a final dividend of EUR 0.64 per share out of the profit for 2006.

The transactions with banks that are significant shareholders of Unión Fenosa, S.A. were as follows:

TRANSACTIONS WITH SIGNIFICANT SHAREHOLDER BANKS

Type of Transaction	Significant Shareholder	Thousands of Euros 2007
Cash regularisation facility	Banco Pastor	50,000
Cash regularisation facility	Caixa Galicia	6,000
Cash regularisation facility	Caixanova	5,000
Syndicated loans	Caixanova	9,315
Credit facility	Banca March	100,000
Credit facility	Caixanova	2,890
Interest paid	Banco Pastor	1,237
Interest paid	Caixa Galicia	1,397
Interest paid	Caixanova	1,299
Interest payable	Banco Pastor	107
Interest payable	Caixanova	9
Guarantees (arrangement)	Caja de Ahorros del Mediterráneo	12,927
Guarantees (discharge)	Caja de Ahorros del Mediterráneo	7,421
Guarantees (outstanding)	Banco Pastor	819
Guarantees (outstanding)	Caja de Ahorros del Mediterráneo	28,151
Guarantees (outstanding)	Caixanova	8,459
Guarantees (outstanding)	Banca March	5,490
Services received	Caixanova	268
Services received	Banco Pastor	118
Services received	Caixa Galicia	32
Services rendered	Banco Pastor	63

•	Financing transactions:

In 2007 a cash regularisation facility of EUR 5 million was renewed with Caixanova, a EUR 30 million loan from Caixa Galicia and a structured loan from Banco Santander Central Hispano, in which Caixa Galicia and Caixanova provided EUR 18 million and EUR 3 million, respectively, were repaid.

At 31 December 2007, Unión Fenosa, S.A. had arranged cash regularisation facilities totalling EUR 61 million with related entities, against which EUR 43.6 million had been drawn down.

•	Guarantees:

At 31 December 2007, the Company had guarantee lines with related companies totalling EUR 42.9 million. In 2007, through the Caja de Ahorros del Mediterráneo line, guarantees amounting to EUR 12.9 million were provided and guarantees amounting to EUR 7.4 million were discharged.

c) With companies related to the directors:

The transactions with companies related to Unión Fenosa, S.A. as a result of having a common director, other than the aforementioned transactions, consisted of: share purchases totalling EUR 2.8 million; bond redemptions amounting to EUR 10 million and various purchases and expenses totalling EUR 2.4 million.

d) With the Parent’s directors and senior executives:

i) Directors’ remuneration and other benefits:

REMUNERATION AND OTHER BENEFITS OF THE DIRECTORS

	Thousands of Euros
	2007	2006
Remuneration:
Fixed remuneration	4,313	4,363
Variable remuneration	1,470	1,369
Attendance fees	939
Per diems		972

Other benefits:
Pension funds and plans: contributions	2,482	2,448
Pension funds and plans: obligations	(2,845)	3,874
Life insurance premiums	1	1

The Group has recorded a provision to cover deferred remuneration to the executives tied to the degree of fulfilment of the Unión Fenosa Group’s Business Plan for 2004-2007. The estimated remuneration payable is EUR 5.8 million for the executive directors.

ii) Total remuneration by type of director:

TOTAL REMUNERATION BY TYPE OF DIRECTOR

	Thousands of Euros
	2007	2006
Type of Director
Executive directors (Note 24)	4,012	3,991
Non-executive nominee directors	2,471	2,457
Non-executive independent directors	239	256

Total	6,722	6,704

iii) The total remuneration and percentage with respect to the profit attributable to the Parent were as follows:

REMUNERATION WITH RESPECT TO THE PROFIT ATTRIBUTABLE TO THE PARENT

	Thousands of Euros
	2007	2006
Total remuneration of directors (thousands of euros)	6,722	6,704
Total remuneration of directors/Profit attributable to the Parent (%)	0.681	1.055

iv) Non-director members of the Management Committee:

NON-DIRECTOR MEMBERS OF THE MANAGEMENT COMMITTEE

Name	Position
Juan José González López	General Secretary, Control
Juan Luis López Cardenete	General Manager, Networks
Carlos Martínez de Albornoz Bonet	Corporate General Manager
Ramón Novo Cabrera	General Secretary and Secretary of the Board of Directors
José María Paz Goday	General Secretary, Regulation
José Antonio de Tomás Alonso	General Manager, Business Development
José María Vázquez-Pena Pérez	General Manager, Resources
José Manuel Velasco Guardado	Communications Manager
Jesús Verde López	General Manager, Telecommunications and Systems
José Luis Zapata Pinar	General Manager, Generation

In 2007 the total remuneration earned by the members of the Management Committee who are not executive directors amounted to EUR 3.9 million plus EUR 0.5 million for pension plan contributions (a total of EUR 3.3 million in 2006). The estimated remuneration for the aforementioned members of the Management Committee tied to the degree of fulfilment of the Group’s Business Plan indicated in section d-i) above amounts to EUR 4.9 million.

33. Other disclosures concerning the Parent’s Board of Directors

Pursuant to Article 127 ter.4 of the Spanish Companies Law, introduced by Law 26/2003, of 17 July, which amended Spanish Securities Market Law 24/1988, of 28 July, and the Consolidated Spanish Companies Law, in order to reinforce the transparency of listed corporations, following is a detail of the companies engaging in an activity that is identical, similar or complementary to the activity that constitutes the company object of Unión Fenosa, S.A. in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge at those companies or at other companies in which they do not own equity interests:

DIRECTORS’ EQUITY INTERESTS

Director	Company	Ownership Interest	Position
Pedro López Jiménez	Compañía Española de Petróleos, S.A. (CEPSA)	—	Director
	Indra Sistemas, S.A.	—	Deputy Chairman
	Dragados, S.A.	—	Director
	ACS, Actividades de Construcción y Servicios, S.A.	—	Director

Honorato López Isla	R Cable y Telecomunicaciones Galicia, S.A.	—	Chairman
	R Cable y Telecomunicaciones Coruña, S.A.	—	Chairman
	Indra Sistemas, S.A.	—	Director

José María Arias Mosquera	Red Eléctrica de España, S.A.	Less than 0.001
	Repsol Ypf, S.A.	Less than 0.001
	Telefónica, S.A.	Less than 0.001
	Iberdrola Renovables, S.A.	Less than 0.001
	Banco Pastor	—	Chairman

José Luis del Valle Pérez	Iberpistas, S.A.C.E.	—	Director
	FSC Servicios de Franquicia, S.A.	—	Chairman
	SABA Aparcamientos, S.A.	—	Director
	Continental Tires, S.L.	—	Chairman
	Continental Industrias del Caucho, S.A.	—	Chairman
	Sociedad Española de Montajes Industriales, S.A.	—	Director-Secretary
	Cobra Gestión de Infraestructuras, S.L.	—	Director-Secretary
	Del Valle Inversiones, S.A.	33.330	Director
	Inmobiliaria Paredes, S.A.	13.570	Sole Director
	Sagital, S.A.	5.100
	Inversiones Montecarmelo, S.A.	23.490
	Clece, S.A.	—	Director
	Iridium Concesiones, S.A.	—	Director
	Dragados Servicios Portuarios y Logísticos, S.L.	—	Director
	Dragados, S.A.	—	Director-Secretary
	ACS Servicios Comunicaciones y Energía, S.L.	—	Director-Secretary
	Urbaser, S.A.	—	Director
	ACS Servicios y Concesiones, S.L.	—	Director-Secretary
	ACS, Actividades de Construcción y Servicios, S.A.	0.034	Director-Secretary
	Iberdrola, S.A.	Less than 0.001

Director	Company	Ownership Interest	Position
Manuel Delgado Solís	Dragados, S.A.	—	Director
	ACS, Actividades de Construcción y Servicios, S.A.	—	Director
	Refinería Balboa, S.A.	—	Director

Ángel García Altozano	Energías Ambientales de Somozas, S.A.	—	Chairman
	Abertis Telecom, S.A.	—	Director
	SABA Aparcamientos, S.A.	Less than 0.001	Director
	Energías Ambientales EASA, S.A.	—	Chairman
	Dragados, S.A.	—	Director
	Societat Eólica de l’Enderrocada, S.A.	—	Chairman
	Dragados Servicios Portuarios y Logísticos, S.L.	—	Director
	Iridium Concesiones, S.A.	—	Director
	Xfera Móviles, S.A.	—	Chairman
	Publimedia Sistemas Publicitarios, S.L.	—	Director
	Clece,S.A.	—	Director
	Dragados Industrial, S.A.	—	Director
	ACS Servicios Comunicaciones y Energía, S.L.	—	Director
	Energías Ambientales de Vimianzo, S.A.	—	Chairman
	Urbaser, S.A.	—	Director
	ACS Servicios y Concesiones, S.L.	—	Director
	Energías Ambientales de Novo, S.A.	—	Chairman
	Hochtief, AG	—	Director
	Abertis Infraestructuras, S.A.	—	Director
	ACS Actividades de Construcción y Servicios,S.A.	0.096	Corporate General Manager
	Cariátide, S.A.	—	(1)
	PR Pisa, S.A.	—	(1)
	Residencial Montecarmelo, S.A.	—	(1)
	Villanova, S.A.	—	(1)
	Novovilla, S.A.	—	(1)
	Roperfeli, S.L.	—	(1)
	ACS Telefonía Móvil, S.L.	—	(1)
Caixa de Aforros de Vigo, Ourense e	Regasificadora del Noroeste, S.A. (REGANOSA)	5.000
Pontevedra (Caixanova)	Eólica Galenova, S.L.	66.667
	Elecnor, S.A.	6.481
	T-Solar Global,S.A.	5.000
	Compañía Logística de Hidrocarburos,S.A.	5.000
	Pescanova, S.A.	—	Director

(1)	Representative of the sole director (ACS, Actividades de Construcción y Servicios, S.A.).

DIRECTORS’ EQUITY INTERESTS

Director	Company	Ownership Interest	Position
Antonio García Ferrer	ACS Servicios y Concesiones, S.L.	—	Director
	Dragados, S.A.	—	Director
	ACS Servicios Comunicaciones y Energía, S.L.	—	Director
	ACS, Actividades de Construcción y Servicios, S.A.	0.014	Executive Deputy Chairman
	Abertis Infraestructuras, S.A.	—	Director
	Iberdrola, S.A.	Less than 0.001
José María Loizaga Viguri	Casa de los Carrascos, S.L.	100.000	Attorney
	Cerro Bernardino, S.L.	100.000	Attorney
	Casa del Chirro, S.L.	100.000	Sole Director
	ACS, Actividades de Construcción y Servicios, S.A.	0.100	Director
	Mecalux, S.A.	—	Director
	Zardoya Otis, S.A.	—	Deputy Chairman
	Cartera Hotelera, S.A.	—	Chairman
Santos Martínez-Conde Gutiérrez-Barquín	Enagás, S.A.	0.001
	Abengoa, S.A.	0.002
	Gamesa Corporación Tecnológica, S.A.	0.001
	Repsol Ypf, S.A.	0.001
	Compañía Española de Petróleos, S.A.	0.001
	Iberdrola, S.A.	0.001
	Indra Sistemas, S.A.	0.001
	Gas Natural, S.A.	0.001
	ACS, Actividades de Construcción y Servicios, S.A.	0.002	Director
	Iberdrola Renovables, S.A.	Less than 0.001
	S.G. Aguas de Barcelona, S.A.	0.003
	Telefónica, S.A.	0.001
	Abertis Infraestructuras, S.A.	Less than 0.001
	Isofotón, S.A.	Less than 0.001	Director
	Corporación Financiera Alba, S.A.	—	CEO
	Acerinox, S.A.	—	Director
José Luis Méndez López	Repsol Ypf, S.A.	Less than 0.001
	Red Eléctrica de España, S.A.	Less than 0.001
	Abertis Infraestructuras, S.A.	Less than 0.001
	Sacyr Vallehermoso, S.A.	Less than 0.001	Director
	Iberdrola, S.A.	Less than 0.001
	Enagás, S.A.	Less than 0.001
	Endesa, S.A.	Less than 0.001
	CXG Corporación Caixa Galicia, S.A.	—	Chairman and CEO
	Caja de Ahorros de Galicia (Caixa Galicia)	—	General Manager
	Tecnocom, Telecomunicaciones y Energía, S.A.	—	(2)

Director	Company	Ownership Interest	Position
Alfonso Porras del Corral	Iberdrola, S.A.	Less than 0.001
	Banco Pastor, S.A.	—	Director
Marcelino Fernández Verdes	Dragados, S.A.	—	Chairman and CEO
	Dragados Servicios Portuarios y Logísticos, S.L.	—	Chairman
	Hochtief, AG	—	Director
	Urbaser, S.A.	—	Chairman
	Iridium Concesiones, S.A.	—	Chairman
	Clece, S.A.	—	Chairman
	ACS, Servicios y Concesiones, S.L.	—	Executive Chairman

José B. Terceiro Lomba	Iberia Líneas Aéreas de España, S.A.	—	Director
	Promotora de Informaciones, S.A. (PRISA)	—	Director
	CXG Corporación Caixa Galicia, S.A.	—	Director
Ernesto Gerardo Mata López	Compañía Española de Petróleos, S.A.	—	Director
	Abertis Infraestructuras, S.A.	—	Director
	Trigenia Inversiones, S.L.	—	Chairman
	Ghesa Ingeniería y Tecnología, S.A.	—	Director
	Applus Servicios Tecnológicos, S.L.	—	Deputy Chairman
	Aumar, S.A.	—	Director
	Avanzit, S.A.	—	Director

Luis Esteban Marcos	Inversiones Cotizadas del Mediterráneo, S.L. (INCOMED)	—	Director

Julio Fernández Gayoso	Caixa de Aforros de Vigo, Ourense e Pontevedra (Caixanova)	—	Chairman

Julio Sacristán Fidalgo	ACS, Actividades de Construcción y Servicios, S.A.	Less than 0.001	Director

Juan Carlos Rodríguez Cebrián	Clean & Green Energy Investment, S.A.	11.760	(3)

	Martinsa-Fadesa. S.A.	—	(4)

	CXG Corporación Caixa Galicia, S.A.	—	Director

(2)	Representative of the director CXG Corporación Caixa Galicia.
(3)	Individual representing Inversiones Saona, S.L.
(4)	Individual representing Inversiones Saona, S.L., which in turn is the legal person representative of Aguieira de Inversiones, S.L. on the Board of Directors of Martinsa- Fadesa, S.A.

34. Information on the environment

The main lines of action of the Unión Fenosa Group in its commitment to the environment are set forth in the principles of the Environmental Policy and the Code of Conduct. As in previous years, in 2007 these initiatives were aimed mainly at guaranteeing compliance with environmental legislation, reducing the environmental impact of activities, obtaining new environmental certificates for facilities, improving environmental management and reporting systems and increasing the training and awareness of employees, customers and suppliers in relation to environmental issues.

Pursuant to the UNE EN ISO 14001 Standard on environmental management, the Unión Fenosa Group has certified capacity of 9,337 MW, 82.2% of its total installed capacity, the Damietta liquefaction plant and the power distribution and retailing business in Spain and Panama.

The economic effort aimed at the prevention and reduction of pollution and its effects on the individuals and environment continued to grow in 2007, with investments in projects geared towards reducing the atmospheric pollution caused by coal-fired plants, improving the energy yield of fossil-fuel and hydroelectric plants, promoting clean technologies, such as combined cycle and renewable energies, as well as energy saving and efficiency programmes aimed at electricity and gas consumers.

The environmental actions performed by the Unión Fenosa Group amounted to EUR 178.3 million, of which EUR 152.0 million related to investments and the remaining EUR 26.3 million to expenses incurred in environmental management. The growth in investment compared to previous periods was due mainly to the environmental investments at the Meirama, La Robla and Narcea fossil-fuel plants in order to adapt them to the regulations on large combustion facilities amounting to EUR 89.7 million; the investments carried out at the Sabón combined cycle plant, totalling EUR 46.6 million; and the investments in the environmental improvement of hydroelectric facilities amounting to EUR 7.3 million. Environmental R&D expenditure amounted to EUR 2.1 million. Environmental taxes amounted to EUR 14.0 million.

The Unión Fenosa Group shares society’s growing concern towards climate change and believes in the effectiveness of preventative measures; therefore, it has adopted a stance in relation to global warming and objectives to reduce greenhouse gas emissions, which are being met. In 2007 the CO2 emissions of the UNIÓN FENOSA Group totalled 22.9 million tonnes and its specific emissions totalled 473 g CO 2/kWh, with the specific CO2 emissions of the generating facilities and the specific emissions of its fossil-fuel plants in Spain having dropped by 15.1% and 29.3%, respectively, since 1990.

In Spain, in the first quarter of 2007 and in accordance with regulations regarding the trading of greenhouse gas emission rights, the CO2 emissions for 2006, the second year of the European emission rights market, were verified. The emissions verified for the generating facilities totalled 15.8 million tonnes.

The purchase of Clean Development Mechanism (CDM) certified emission reductions (CER) through the Spanish Carbon Fund, managed by the World Bank, also continued with an investment of EUR 7 million (280,000 CER/year), through the Multilateral Carbon Credit Fund, managed by the European Bank for Reconstruction and Development and the European Investment Bank, with an investment of EUR 14 million (330,000 CER/year) and through the bilateral CER purchase agreements deriving from projects in various industries. UNIÓN FENOSA was the first Spanish company to receive authorisation by the United Nations for a CDM project and currently has four projects of this type in Panama and Costa Rica.

In 2007 the specific atmospheric emissions of the Spanish fossil-fuel plants totalled 6.43 g SO2/kWh, 1.83 g NOx/kWh and 0.24 g particles/kWh, down 44.6%, 56.7% and 62.5%, respectively on 2002.

76 studies were performed on the quality of the soil at the fossil-fuel plants and substations, which were completed at 53 facilities, all of which complied with Royal Degree 9/2005 establishing the list of potentially soil polluting activities and the criteria and standards for declaring polluted soil.

In keeping with the plan to dispose of equipment containing polychlorophenyls (PCBs), 525 tonnes were managed, inventories were taken and the equipment was adequately removed and stored in the international area, significantly reducing the risk of pollution at the facilities resulting from the spillage of this waste product.

8 new substations were included in the Environmental Risk Assessment System and 10% of the facilities included in previous years were updated. Similarly, the database was divided in order to facilitate the risk assessment by area and adapt it to Environmental Liability Law 26/2007 in relation to the prevention of environmental damage.

35. Events after the balance sheet date

Sale of the investment in Manila Electric Company (Meralco)

On 23 January 2008, Unión Fenosa, S.A. sold its 9.16% indirect ownership interest in Manila Electric Company (Meralco), the leading electricity distributor in the Philippine market, for USD 250 million, thereby attributing a value of USD 2,730 million to the company.

In these consolidated financial statements, the ownership interest in this company is classified as held for sale and is classified as at fair value through reserves (see Note 06.12-c). It was measured at year end at the price established in the sale transaction carried out in January 2008.

The disposal in 2008 gave rise to a pre-tax gain of EUR 154.6 million as a result of the transfer to profit or loss of the revaluation reserves associated with the ownership interest sold.

Sale of the holding in France Telecom España, S.A.

On 15 February 2008, Unión Fenosa S.A. sold its 2.51% ownership interest in France Telecom España, S.A. (formerly Auna Operadores de Telecomunucaciones, S.A.) for EUR 197.3 million, thereby attributing a value of EUR 7,852 million to the company.

In these consolidated financial statements, the ownership interest in this company is classified as held for sale and is classified as at fair value through reserves (see Note 06.12-c). It was measured at year end at the price established in the sale transaction carried out in February 2008.

The disposal in 2008 gave rise to a pre-tax gain of EUR 135 million as a result of the transfer to profit or loss of the revaluation reserves associated with the ownership interest sold.

Changes in the shareholder structure

In January 2008 the ownership interest held jointly by Banco Pastor, S.A. and Fundación Pedro Barrié de la Maza in the share capital of Unión Fenosa, S.A. was reduced to 2.62%, as reported in the notice sent to the Spanish National Securities Market Commission (CNMV) on 18 January 2008.

Also, as indicated in the significant event notification sent to the Spanish National Securities and Market Commission on 8 January 2008, ACS Actividades de Construcción y Servicios, S.A. acquired 14,733,966 shares representing 4.836% of the share capital of Unión Fenosa, S.A., increasing the total percentage of ownership of ACS Actividades de Construcción y Servicios, S.A. to 45.306%.

36. Segment reporting

Segment reporting is structured on a primary basis by business segment of the Unión Fenosa Group and on a secondary basis by geographical segment.

The business segments described below are those applied by the Parent to present information on the Group to its Board of Directors:

a) Energy business in Spain:

i)	Gas: vertical gas business of the Unión Fenosa Group in Spain and abroad.

ii)	Electricity generation: generation business in Spain, which includes fossil-fuel generation, generation under the special regime for renewable energies and the Spanish retailing business.

iii)	Electricity distribution business: regulated electricity distribution business in Spain.

b) International electricity business

The electricity distribution and generation business activities carried on by the Group outside Spain, in particular the following areas: Mexico, Colombia, Central America and rest of the world and International structure.

c) Corporate structure and other

Activities carried on by the Parent, financial services companies and other business segments.

Inter-segment transactions of a similar nature were carried out on an arm’s length basis at all times.

Segment information about the businesses at 31 December 2007 and 2006, and the reconciliation thereof to the Group’s total consolidated figures, are as follows:

PROFIT (LOSS) BY SEGMENT—2007

	Thousands of Euros
	Energy Business in Spain			International Electricity Business
	Gas	Generation	Distribution	Mexico	Colombia	Central America and Rest of the World	International Structure	Corporate Structure and Other	Adjustments And Eliminations	Total Group
Revenue	610,966	2,244,422	735,324	504,512	923,404	1,139,025	1,702	360,002	(508,778)	6,010,579
Procurements	257,081	1,210,565	56	369,164	457,126	858,496		168,778	(415,073)	2,906,193
Staff costs	8,789	131,161	136,906	6,992	48,244	36,250	6,880	81,208	31,392	487,822
Other expenses	22,279	199,554	156,400	24,624	163,686	92,526	(14,866)	72,594	(87,829)	628,968
Capitalised operating expenses	251	15,601	20,844		6,352	5,086	268	27	26,121	74,550
Depreciation and amortisation charge	31,475	207,794	157,685	35,258	73,093	46,899	85	40,105	3,796	596,190

PROFIT FROM OPERATIONS	291,593	510,949	305,121	68,474	187,607	109,940	9,871	(2,656)	(14,943)	1,465,956

Net finance costs	36,277	131,955	87,918	30,042	78,542	17,832	26,766	224,756	(249,819)	384,269
Income from financial assets	9,342	14,982	95,949	2,650	9,104	7,467	2,819	665,641	(661,191)	146,763
Result of companies accounted for using the equity method	2,650	1,422						18,113		22,185
Income from non-current non-financial assets	(2)	335,077	298	4	255	(41,460)		259,197	(340,207)	213,162

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	267,306	730,475	313,450	41,086	118,424	58,115	(14,076)	715,539	(766,522)	1,463,797

Income tax	86,385	153,181	77,521	9,598	13,495	50,988	(27,768)	104,202	(32,201)	435,401

PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS	180,921	577,294	235,929	31,488	104,929	7,127	13,692	611,337	(734,321)	1,028,396

LOSS FOR THE YEAR FROM DISCONTINUED OPERATIONS

PROFIT FOR THE YEAR	180,921	577,294	235,929	31,488	104,929	7,127	13,692	611,337	(734,321)	1,028,396

Attributable to shareholders of Parent	180,672	574,716	235,926	31,515	73,359	(332)	13,450	610,518	(733,468)	986,356
Attributable to minority interests	249	2,578	3	(27)	31,570	7,459	242	819	(853)	42,040

(1)	Including mainly the elimination of operating income and expenses and finance income and costs relating to inter-segment transactions.

PROFIT (LOSS) BY SEGMENT—2006

	Thousands of Euros
	Energy Business in Spain			International Electricity Business
Description	Gas	Generation	Distribution	Mexico	Colombia	Central America and Rest of the World	International structure	Corporate structure and other	Adjustments and Eliminations (1)	Total Group
Revenue	587,390	2,193,502	678,497	553,289	817,690	1,095,067	2,891	743,870	(615,507)	6,056,689
Procurements	206,707	1,239,189	73	407,646	392,403	791,824	317	272,293	(412,311)	2,898,141
Staff costs	7,943	127,415	132,381	6,642	31,392	39,081	3,799	295,451	(994)	643,110
Other expenses	31,647	192,257	167,323	28,778	170,908	107,703	(9,648)	150,479	(149,795)	689,652
Capitalised operating expenses	498	8,682	18,143		5,625	6,230		2,119	39,708	81,005
Depreciation and amortisation charge	31,411	198,123	148,129	40,878	85,636	50,131	226	48,814	(3,334)	600,014
PROFIT (LOSS) FROM OPERATIONS	310,180	445,200	248,734	69,345	142,976	112,558	8,197	(21,048)	(9,365)	1,306,777

Finance costs	41,653	106,278	92,038	37,035	83,971	25,260	57,016	227,291	(253,989)	416,553
Income from (Loss on) financial assets	5,152	15,837	8,388	2,464	(2,267)	5,129	2,366	521,013	(496,953)	61,129
Share of associates	2,919	3,617						4,066	(2)	10,600
Income from (Loss on) non-current non-financial assets	(126)	(1,642)	(646)	(3,432)	33	(15,321)	2,972	32,963	(1,339)	13,462
PROFIT (LOSS) BEFORE TAXES FROM CONTINUING OPERATIONS	276,472	356,734	164,438	31,342	56,771	77,106	(43,481)	309,703	(253,670)	975,415

Income tax	95,171	123,692	64,906	(9,314)	94,546	33,550	(56,799)	(30,768)	1,747	316,731
PROFIT (LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS	181,301	233,042	99,532	40,656	(37,775)	43,556	13,318	340,471	(255,417)	658,684

PROFIT (LOSS) FOR THE YEAR FROM DISCONTINUED OPERATIONS				5,348			5,796	(17,191)		(6,047)

PROFIT/LOSS FOR THE YEAR	181,301	233,042	99,532	46,004	(37,775)	43,556	19,114	323,280	(255,417)	652,637

Attributable to shareholders of Parent	180,714	232,381	99,529	46,004	(37,670)	30,312	18,984	320,261	(255,156)	635,359
Attributable to minority interests	587	661	3		(105)	13,244	130	3,019	(261)	17,278

(1)	Including mainly the elimination of income and operating and finance costs relating to inter-segment transactions

TOTAL COST INCURRED IN THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

	Thousands of Euros
	Energy Business in Spain			International Electricity Business
Descripción	Gas	Generation	Distribution	Mexico	Colombia	Central America and Rest of the World	Corporate Structure and Other	Total Group
2007	12,399	394,033	311,450	87,333	65,744	63,357	99,945	1,034,261
2006	24,624	640,185	332,324	26,712	56,856	65,873	37,490	1,184,064

FINANCIAL STATEMENTS BY SEGMENT—2007

	Thousands of Euros
	Energy Business in Spain			International Electricity Business
	Gas	Generation	Distribution	Mexico	Colombia	Central America and Rest of the World	International Structure	Corporate Structure and Other (2)	Total Group
ASSETS	1,001,326	6,022,082	4,141,582	851,967	2,354,201	1,164,210	311,768	2,030,032	17,877,168

NON-CURRENT ASSETS	690,710	4,786,583	3,518,191	710,673	2,138,437	848,520	131,119	2,406,569	15,230,802

Property, plant and equipment	652,602	4,067,065	3,242,133	668,999	1,728,004	740,973	89	400,391	11,500,256
Intangible assets	3,464	172,774	31,623	2,269	29,012	7,038	98	331,783	578,061
Goodwill on consolidation	7,758	40,417		2,046		71,294	(1)	68,194	189,708
Non-current financial assets	8,347	422,257	60,159		145,358	19,933	(7,630)	952,682	1,601,106
Investments accounted for using the equity method	11,689	20,982						449,750	482,421
Deferred tax assets	6,775	60,687	94,014	37,276	231,541	8,084	138,408	216,699	793,484
Other non-current assets	75	2,401	90,262	83	4,522	1,198	155	(12,930)	85,766

CURRENT ASSETS	310,616	1,235,499	623,391	141,294	215,764	315,690	9,111	(573,880)	2,277,485

Inventories	35,144	106,750	487	1,664		11,675		11,895	167,615
Trade and other receivables	105,265	417,584	585,979	50,560	178,092	212,509	(154)	43,849	1,593,684
Current financial assets	119,013	549,950	31,295	39,025	11,537	50,241	6,123	(760,002)	47,182
Other current assets	36,542	96,824	3,449	49,690	21,811	24,132	331	121,427	354,206
Cash and cash equivalents	14,652	64,391	2,181	355	4,324	17,133	2,811	8,951	114,798

ASSETS CLASSIFIED AS HELD FOR SALE							171,538	197,343	368,881

EQUITY AND LIABILITIES	1,001,326	6,022,082	4,141,582	851,967	2,354,201	1,164,210	311,768	2,030,032	17,877,168

EQUITY	323,969	1,451,540	895,308	290,814	1,284,761	352,489	(1,008,886)	2,682,479	6,272,474

NON-CURRENT LIABILITIES	508,405	3,317,274	2,139,068	388,276	679,232	512,162	420,359	(574,921)	7,389,855

Deferred income	320	9,409	687,569		46	91,848	1	(40,306)	748,887
Provisions	292	183,297	143,897	9,599	288,890	175,557		367,360	1,168,892
Bank borrowings	330,295	2,885,367	1,175,629	334,368	260,261	198,373	331,812	(1,064,981)	4,451,124
Other financial liabilities						332			332
Deferred tax liabilities	13,784	192,931	18,636	44,309	87,357	15,059	90,356	196,870	659,302
Other non-current liabilities	163,714	46,270	113,337		42,678	30,993	(1,810)	(33,864)	361,318

CURRENT LIABILITIES	168,952	1,253,268	1,107,206	172,877	390,208	299,559	900,295	(77,526)	4,214,839

Provisions		11,436						752	12,188
Bank borrowings	30,705	543,420	406,188	25,250	173,679	61,621	748,531	(645,483)	1,343,911
Other financial liabilities	8,075	21,439	7,436	4,192	5,930	1,576	18,405	(14,115)	52,938
Trade and other payables	77,391	583,098	628,065	43,813	154,479	220,835	(19,422)	82,112	1,770,371
Other current liabilities	52,781	93,875	65,517	99,622	56,120	15,527	152,781	499,208	1,035,431

LIABILITIES ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE

(2)	Including the adjustments and eliminations relating to transactions between companies in different segments.

FINANCIAL STATEMENTS BY SEGMENT—2006

	Thousands of Euros
	Energy Business in Spain			International Electricity Business
	Gas	Generation	Distribution	Mexico	Colombia	Central America and Rest of the World	International Structure	Corporate Structure and Other (2)	Total Group
ASSETS	1,007,580	5,464,028	4,017,502	855,741	2,197,151	1,210,244	230,993	1,779,496	16,762,735

NON-CURRENT ASSETS	750,974	4,619,333	3,273,883	698,169	1,981,299	926,690	177,444	1,855,781	14,283,573

Property, plant and equipment	714,246	3,736,252	3,023,739	683,799	1,703,265	786,121	124	285,036	10,932,582
Intangible assets	3,382	98,225	21,613	1,446	15,098	6,565	269	354,441	501,039
Goodwill	7,758	4,116				81,471	301	79,372	173,018
Non-current financial assets	8,216	692,089	46,393	103	53,849	18,213	68,797	651,957	1,539,617
Investments in companies accounted for using the equity method	11,939	22,231						158,174	192,344
Deferred tax assets	5,366	64,001	90,884	12,820	206,203	32,217	107,800	337,995	857,286
Other non-current assets	67	2,419	91,254	1	2,884	2,103	153	(11,194)	87,687

CURRENT ASSETS	256,606	844,695	655,721	157,572	215,852	283,554	53,549	(83,722)	2,383,827

Inventories	17,501	107,770	470	1,258		8,267		13,437	148,703
Trade and other receivables	99,940	361,721	495,231	60,946	167,396	177,261	482	189,684	1,552,661
Current financial assets	123,040	269,652	109,465	7,892	11,392	60,882	51,474	(536,848)	96,949
Other current assets	8,106	80,544	50,198	81,247	26,199	12,219	575	229,107	488,195
Cash and cash equivalents	8,019	25,008	357	6,229	10,865	24,925	1,018	20,898	97,319

ASSETS CLASSIFIED AS HELD FOR SALE			87,898					7,437	95,335

EQUITY AND LIABILITIES	1,007,580	5,464,028	4,017,502	855,741	2,197,151	1,210,244	230,993	1,779,496	16,762,735

EQUITY	321,557	1,249,554	723,434	284,829	1,131,785	438,815	(1,146,381)	2,533,994	5,537,587

NON-CURRENT LIABILITIES	530,998	2,944,824	1,759,736	380,246	786,242	502,490	922,010	(1,053,370)	6,773,176

Deferred income	98	17,647	575,196		(252)	95,176	1	(88,109)	599,757
Provisions	38	182,966	119,840	10,828	325,513	133,874	3,848	335,109	1,112,016
Bank borrowings	349,171	2,517,093	938,459	337,458	324,918	213,875	880,697	(1,510,743)	4,050,928
Other financial liabilities						649		3	652
Deferred tax liabilities	6,494	137,565	17,605	31,958	83,674	24,394	42,872	178,820	523,382
Other non-current liabilities	175,197	89,553	108,636	2	52,389	34,522	(5,408)	31,550	486,441

CURRENT LIABILITIES	155,025	1,269,650	1,534,332	190,666	279,124	268,939	455,364	293,682	4,446,782

Provisions			56,018					984	57,002
Bank borrowings	44,285	368,541	810,861	42,754	90,637	66,127	443,045	(243,414)	1,622,836
Other financial liabilities	10,173	13,194	27,009	4,870	4,222	3,203	23,009	(19,761)	65,919
Trade and other payables	53,687	701,166	636,364	45,130	140,649	177,585	(15,043)	179,046	1,918,584
Other current liabilities	46,880	130,731	60,098	97,912	43,616	22,024	4,353	376,827	782,441

LIABILITIES ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE								5,190	5,190

(2)	Including the adjustments and eliminations relating to transactions between companies in different segments.

37. Explanation added for translation to English

These consolidated financial statements are presented on the basis of IFRSs as adopted by the European Union. Certain accounting practices applied by the Group that conform with IFRSs may not conform with other generally accepted accounting principles.

Appendix I. Subsidiaries

Company	Location	Line of Business	Direct and Indirect Ownership Interest 31/12/07	Audit Firm
GENERATION
Lignitos de Meirama, S.A.	A CORUÑA	Mining	100.000	Deloitte, S.L.
Unión Fenosa Generación, S.A.	MADRID	Energy	100.000	Deloitte, S.L.
Generación Peninsular, S.L.	MADRID	Energy	100.000	PricewaterhouseCoopers Auditores, S.L.
Unión Fenosa Comercial, S.L.	MADRID	Sales	100.000	Deloitte, S.L.
Kangra Coal (Proprietary), Ltd.	SOUTH AFRICA	Mining	64.000	Deloitte, S.L.

DISTRIBUTION
Unión Fenosa Distribución, S.A.	MADRID	Energy	100.000	Deloitte, S.L.
Electra del Jallas, S.A.	A CORUÑA	Energy	99.924	Deloitte, S.L.
Unión Fenosa Metra, S.L.	MADRID	Services	100.000	Deloitte, S.L.
Hidroeléctrica Nuestra Señora de la Soledad de Tendilla y Lupiana, S.L.	MADRID	Energy	100.000	(—)

INTERNATIONAL
Unión Fenosa Internacional, S.A.	MADRID	Holding company	100.000	Deloitte, S.L.
Unión Fenosa Generación México, S.A. de C.V.	MEXICO	Services	100.000	Deloitte, S.L.
Unión Fenosa Operación México S.A. de C.V.	MEXICO	Professional services	100.000	Deloitte, S.L.
Fuerza y Energia de Hermosillo, S.A. de C.V.	MEXICO	Energy	100.000	Deloitte, S.L.
Fuerza y Energia de Naco Nogales, S.A. de C.V.	MEXICO	Energy	100.000	Deloitte, S.L.
Fuerza y Energia de Tuxpan, S.A. de C.V.	MEXICO	Energy	100.000	Deloitte, S.L.
Fuerza y Energia de Norte Durango, S.A de C.V	MEXICO	Energy	100.000	Deloitte, S.L.
Unión Fenosa Energías Renovables México, S.A. de C.V.	MEXICO	Energy	100.000	Deloitte, S.L.
Zemer Energia, S.A. de C.V.	MEXICO	Energy	50.000	Deloitte, S.L.
Electrificadora del Caribe S.A, E.S.P.	COLOMBIA	Energy	81.320	Deloitte, S.L.
Energía Social de la Costa S.A. E.S.P.	COLOMBIA	Sales	81.320	Deloitte, S.L.
Energía Empresarial de la Costa, S.A., E.S.P.	COLOMBIA	Sales	81.320	Deloitte, S.L.
Electricaribe Mipymes de Energía, S.A. E.S.P.	COLOMBIA	Energy	81.413	Deloitte, S.L.
Electrocosta Mipymes de Energía, S.A. E.S.P.	COLOMBIA	Energy	81.413	Deloitte, S.L.
Empresa de Energía de Pacífico, S.A. E.S.P.	COLOMBIA	Energy	63.823	Deloitte, S.L.
Compañía de Electricidad de Tulúa, S.A.	COLOMBIA	Energy	55.071	Deloitte, S.L.
Generadora Palamara La Vega, S.A.	DOMINICAN REP.	Energy	100.000	Deloitte, S.L.
Iberáfrica Power Ltd.	KENYA	Energy	71.662	KPMG Auditores S.L.
Almar Ccs, S.A.	COSTA RICA	Services	100.000	Deloitte, S.L.
Unión Fenosa Generadora Torito, S.A.	COSTA RICA	Energy	65.000	Deloitte, S.L.
Unión Fenosa Generadora La Joya, S.A.	COSTA RICA	Energy	65.000	Deloitte, S.L.
Empresa Distribuidora de Electricidad Chiriqui, S.A.	PANAMA	Energy	51.000	Deloitte, S.L.
Empresa Distribuidora de Electricidad Metro Oeste, S.A.	PANAMA	Energy	51.000	Deloitte, S.L.
Energía y Servicios de Panamá, S.A.	PANAMA	Energy	51.000	Deloitte, S.L.
Distribuidora de Electricidad de Occidente, S.A.	GUATEMALA	Energy	90.830	Deloitte, S.L.
Distribuidora de Electricidad de Oriente, S.A.	GUATEMALA	Energy	92.839	Deloitte, S.L.
Comercializadora Guatemalteca Mayorista de Electricidad, S.A.	GUATEMALA	Sales	99.960	Deloitte, S.L.
Redes Eléctricas de Centroamérica, S.A.	GUATEMALA	Energy	99.998	Deloitte, S.L.
Distribuidora de Electricidad del Norte, S.A.	NICARAGUA	Energy	79.578	Deloitte, S.L.
Distribuidora de Electricidad del Sur, S.A.	NICARAGUA	Energy	79.578	Deloitte, S.L.
Retelele Electrice de Distributie Sud, S.A.	MOLDOVA	Energy	95.296	KPMG Auditores S.L.
Retelele Electrice de Distributie Centru, S.A.	MOLDOVA	Energy	94.950	KPMG Auditores S.L.
Retelele Electrice Minicipiul Chisinau, S.A.	MOLDOVA	Energy	93.400	KPMG Auditores S.L.

Company	Location	Line of Business	Direct and Indirect Ownership Interest 31/12/07	Audit Firm
OTHER BUSINESSES
Socoin Ingeniería y Construcción Industrial, S.L.U.	MADRID	Engineering	100.000	Deloitte, S.L.
Socoin México, S.A. de C.V.	MEXICO	Engineering	100.000	Deloitte, S.L.
Soluziona, S.A. (Bolivia)	BOLIVIA	Professional services	100.000	Deloitte, S.L.
Socoinve, C.A	VENEZUELA	Professional services	99.900	Deloitte, S.L.
Soluziona Technical Services, Llc.	EGYPT	Professional services	100.000	Deloitte, S.L.
Socoin, S.A (Panama)	PANAMA	Professional services	100.000	Deloitte, S.L.
Unión Fenosa Redes de Telecomunicación, S.L.	MADRID	Telecommunications	100.000	Deloitte, S.L.
Unión Fenosa Redes de Telecomunicación, S.A. (Panama)	PANAMA	Telecommunications	90.200	Deloitte, S.L.
Unión Fenosa Redes de Telecomunicación, S.A. (Colombia)	COLOMBIA	Telecommunications	94.141	Deloitte, S.L.
Unión Fenosa Redes de Telecomunicación, S.A. (Guatemala)	GUATEMALA	Telecommunications	100.000	Deloitte, S.L.
Unión Fenosa Redes de Telecomunicación, S.A. (Nicaragua)	NICARAGUA	Telecommunications	100.000	Deloitte, S.L.
Operación y Mantenimiento Energy, S.A.	MADRID	Professional services	100.000	Deloitte, S.L.
Operación y Mantenimiento Energy Dominicana, S.A.	DOMINICAN REP.	Professional services	100.000	Deloitte, S.L.
Operación y Mantenimiento Energy Costa Rica, S.A.	COSTA RICA	Professional services	100.000	Deloitte, S.L.
Saudi Soluziona Company for Maintenance and operation, LTD	SAUDI ARABIA	Professional services	100.000	AGN International
Compañía Española de Industrias Electroquímicas, S.A.	MADRID	Services	96.243	Canal, Iranzo & Asociados, S.R.L.
General de Edificios y Solares, S.L.	MADRID	Property	100.000	Deloitte, S.L.
Hotel de Naturaleza Tambre, S.L.	MADRID	Services	100.000	(—)
Arte Contemporáneo y Energía, A.I.E.	A CORUÑA	Services	100.000	(—)

FINANCING
Clover Financial and Treasury Services, Ltd.	IRELAND	Finance	100.000	S.L. Deloitte, S.L.
Union Fenosa Preferentes, S.A.	MADRID	Finance	100.000	Deloitte, S.L.
Ufacex Uk Holdings, Ltd.	UNITED KINGDOM	Finance	100.000	KPMG Auditores S.L.
Unión Fenosa Financial Services Usa, Llc. (1)	UNITED STATES	Finance	100.000	KPMG Auditores S.L.
Unión Fenosa Financiación S.A.	MADRID	Finance	100.000	Deloitte, S.L.
Unión Fenosa Finance B.V.	NETHERLANDS	Finance	100.000	Deloitte, S.L.
Unión Fenosa Centro de Tesoreria, S.L.	MADRID	Services	100.000	(—)
Unión Fenosa Emisiones, S.A.	MADRID	Finance	100.000	Deloitte, S.L.

(1)	Unión Fenosa, S.A. owns the 10 ordinary shares issued by Unión Fenosa Financial Services Usa, Llc. This company has also issued 24,369,786 preference shares without voting rights.

Sociedad	Location	Line of Business	Direct and Indirect Ownership Interest 31/12/07	Audit Firm
HOLDING COMPANIES
Limeisa International Coal B.V.	NETHERLANDS	Holding company	100.000	Deloitte, S.L.
Limeisa International Coal South África (Proprietary), LTD	SOUTH AFRICA	Holding company	100.000	Deloitte, S.L.
Unión Fenosa México, B.V.	NETHERLANDS	Holding company	100.000	Deloitte, S.L.
Unión Fenosa Distribución Colombia B.V.	NETHERLANDS	Holding company	100.000	Deloitte, S.L.
Unión Fenosa Colombia, S.A.	COLOMBIA	Holding company	100.000	Deloitte, S.L.
Caribe Capital B.V.	NETHERLANDS	Holding company	100.000	Deloitte, S.L.
First Independent Power (Kenya), Ltd.	KENYA	Holding company	89.588	KPMG Auditores S.L.
Distribuidora Eléctrica de Caribe, S.A. (Panamá)	PANAMA	Holding company	100.000	Deloitte, S.L.
Distribuidora Eléctrica de Caribe, S.A. (Guatemala)	GUATEMALA	Holding company	100.000	Deloitte, S.L.
Planificación e Inversión Estratégica, S.A.	MADRID	Holding company	61.220	(—)
Aplicaciones y Desarrollos Profesionales Nuevo Milenio, S.L.	MADRID	Holding company	100.000	(—)
Unión Fenosa Uninver, S.A.	MADRID	Holding company	100.000	(—)
Generación Hermosillo, S.A. de C.V.	MEXICO	Holding company	100.000	Deloitte, S.L.
Generación Naco Nogales, S.A. de C.V.	MEXICO	Holding company	100.000	Deloitte, S.L.
Generación Tuxpan, S.A. de C.V.	MEXICO	Holding company	100.000	Deloitte, S.L.

COMPANIES IN LIQUIDATION
Distribuidora Dominicana de Electricidad, S.A.	DOMINICAN REP.	Holding company	100.000	BDO Audiberia Auditores, S.L.
Pizarras Mahide, S.L.	ZAMORA	Mining	100.000	Canal, Iranzo & Asociados, S.R.L.
Rocagest, S.L.	A CORUÑA	Mining	100.000	Canal, Iranzo & Asociados, S.R.L.
Inversiones Hermill, S.A.	DOMINICAN REP.	Property	99.999	Deloitte, S.L.

Appendix II. Joint ventures and joint property entities

JOINTLY CONTROLLED ENTITIES—2007

Company	Location	Line of Business	Audit Firm	Direct and Indirect Ownership Interest 31/12/07	Non-Current Assets	Current Assets	Non-Current Liabilities	Current Liabilities	Income	Expenses
GAS
Unión Fenosa Gas subgroup	Madrid	Gas	Deloitte, S.L.	50.000	1,401,095	621,365	1,016,788	337,882	1,221,931	638,745

GENERATION
Nueva Generadora del Sur, S.A.	Madrid	Energy	Deloitte, S.L.	50.000	350,721	21,857	178,947	68,719	204,249	190,287
Subgrupo Enel Unión Fenosa Renovables (Eufer)	Madrid	Energy	KPMG Auditores, S.L.	50.000	711,407	188,752	542,413	224,410	117,925	59,000
Toledo PV A.E.I.E	Madrid	Energy	Stemper Auditores, S.L.	33.333	227	325	—	233	352	264
Centrales Nucleares Almaraz-Trillo, A.I.E	Madrid	Energy	Deloitte, S.L.	19.330	7,230	92,353	79,505	20,078	117,615	101,721
Barras Eléctricas Generación, S.L.	Lugo	Energy	KPMG Auditores, S.L.	44.990	2,101	1,245	187	568	718	567

DISTRIBUTION
Eléctrica Conquense, S.A.	Cuenca	Energy	Ernst & Young, S.L.	46.406	6,872	3,424	1,950	2,917	3,470	3,127
Barras Eléctricas Galaico Asturianas, S.A.	Lugo	Energy	KPMG Auditores, S.L.	44.940	171,105	24,565	47,835	87,937	33,814	21,044

OTHER BUSINESSES
Alliance, S.A.	Nicaragua	Telecommunications	Deloitte, S.L.	49.900	367	334	227	617	999	1,000
Ghesa Ingeniería y Tecnología, S.A.	Madrid	Professional services	Ernst & Young, S.L.	41.177	4,267	30,125	1,002	11,073	52,670	47,243
R Cable y Telecomunicaciones Galicia, S.A.	A Coruña	Telecommunications	Deloitte, S.L.	36.122	455,831	51,387	207,156	110,481	143,569	117,348

JOINT VENTURES—2007

Joint Venture	Ownership Interest of the Group %
Socoin Ingeniería y Construcción Industrial, S.L.U. de CV A en P Contrato Nº1 Financiero	28.65
Socoin Ingeniería y Construcción Industrial, S.L.U. de CV A en P Contrato Nº2 Financiero	50.00
Socoin Ingeniería y Construcción Industrial, S.L.U. de CV A en P Contrato Nº3 Financiero	99.00
Aplicaciones Técnicas de la Energía, S.L—Socoin Ingeniería y Construcción Industrial, SL Añover de Tajo U.T.E.	10.95
CH2M Hill/Dragados/Soluziona USA (ahora SZ Ing. Gral.), Joint Venture	32.00
Control y Montajes Industriales CYMI, S.A—Socoin Ingeniería y Construcción Industrial, S.L U.T.E.	50.00
Equinse—Socoin UTE Guatemala	50.00
Gas Sagunto Socoin Ingeniería y Construcción Industrial. S.L.U.Auxilizar de Pipeline,S.A	50.00
Iberdrola Ingeniería y Consultoría S.A.—Unión Fenosa Ingeniería,S.A.—U.T.E.	50.00
U.T.E. Iberinco-Soluziona Acometida Sagunto	50.00
Izar Construcciones Navales, S.A. y Soluziona Ingeniería, S.A. U.T.E. Peña Forcada	19.71
Izar Construcciones Navales, S.A. y Soluziona Ingeniería, S.A. Dovilan U.T.E.	21.65
Izar Construcciones Navales-Socoin Ingeniería y Construcción Industrial S.L.U. P.E. Silvarredonda	24.30
Mantenimiento y Montajes Industriales, S.A. y Socoin Ingeniería y Construcción Industrial S.L.U. U.T.E. B.O.P. San Roque	40.00
Neg Micon Ibérica S.A.U y Soluziona Ingeniería ,S.A. (P E Manzanal)	25.00
Neg Micon Ibérica, S.A.—Unión Fenosa Ingeniería,S.A. (Pe Careón ) U.T.E.	50.00
Proyecto Subestación Nicaragua Siemens, S.A.—Unión Fenosa Ingeniería,S.A—Radiotrónica U.T.E.	33.33
Silvia Gamez Arquitecto- Unión Fenosa Ingeniería, S.A.—U.T.E.	50.00
Socoin Ingeniería y Construcción Industrial S.L.U. Gaseoductos y Redes Gisca	50.00
Socoin Ingeniería y Construcción Industrial S.L.U. y Mantenimiento y Montajes Elimco, S.A. Ciudad Financiera G. Santander U.T.E.	50.00
Socoin Vestas Eólicas P.E. Sierra Oliva	16.73
Soluziona Ingeniería ,S.A.—Foster Wheeler Iberia, S.A. U.T.E.	50.00
Soluziona Ingeniería S.A.—Neg Micon S.A.U. Peña Armada U.T.E.	25.00
Soluziona Ingeniería S.A.—Neg Micon S.A.U. San Pedro U.T.E.	22.83
Soluziona Ingeniería, S.A. y Neg Micon S.A.U, Corzan U.T.E.	22.07
Unión Fenosa Ingeniería, S.A.—Neg Micon UTE. Os Corvos Coucepenido	50.00
Unión Fenosa Distribución SA y GP Isolux Corsan SA UTE	60.00
UFG-Sz.O&M (ahora O&M Energy)	100.00
Unión Fenosa Ingeniería,S.A.—Gamesa Eólica,S.A. U.T.E. P.E: Castelo	50.00
Sz. Ingeniería General—CPS Ingenieros , Obra Civil y Medio ambiente Aguas del Jucar	65.00

JOINT PROPERTY ENTITIES—2007

Joint Property Entity	Ownership Interest of the Group %
Trillo nuclear plant (Unit I)	34.50
Almaraz nuclear plant (Units I and II)	11.29
Anllares fossil-fuel plant	66.67
Aceca fossil-fuel plant	50.00

Appendix III. Associates

Company	Location	Line of Business	Audit Firm	Direct and Indirect Ownership Interest 1/12/07	Share Capital	Reserves	2007 Profit
OTHER BUSINESSES
Ensafeca Holding Empresarial, S.L.	Barcelona	Holding company	(—)	18.524	23,164	(131)	856
Indra Sistemas, S.A.	Madrid	Professional services	KPMG auditores S.L.	15.000	32,851	227,876	143,115

GENERATION
Sociedade Galega Do Medio Ambiente, S.A.	A Coruña	USW management	KPMG Auditores, S.L.	49.000	31,967	3,142	2,413

Appendix IV. Consolidated tax group companies

At 31 December 2007, the subsidiaries forming part of the tax group were as follows:

Electra del Jallas, S.A.	Unión Fenosa Consultoría, S.A.
Lignitos de Meirama, S.A.	Hidroeléctrica Ntra. Sra. Soledad Tendilla y Lupiana, S.L.
Unión Fenosa Internacional, S.A.	Unión Fenosa Uninver, S.A.
Unión Fenosa Inversiones, S.A.	Unión Fenosa Generación, S.A.
General de Edificios y Solares, S.L.	Unión Fenosa Emisiones, S.A.
Operación y Mantenimiento Energy, S.A.	Hotel de Naturaleza Tambre, S.L.
Rocagest, S.L.	Aplicaciones y Desarrollos Profesionales Nuevo Milenio, S.L.
Unión Fenosa Comercial, S.L.	Unión Fenosa Metra, S.L.
Unión Fenosa Distribución, S.A.	Unión Fenosa Centro de Tesorería, S.L.
Socoin Ingeniería y Construcción Industrial, S.L.	Generación Peninsular, S.L.
Unión Fenosa Redes de Telecomunicación, S.L.	Pizarras Mahide, S.L.
Unión Fenosa Preferentes, S.A.	Compañía Española de Industrias Electroquímicas, S.A.
Unión Fenosa Internacional, S.A.	Soluziona Ingeniería General, S.L.

The other fully consolidated companies file individual tax returns.

Unión Fenosa, S.A. and Subsidiaries

Consolidated Financial Statements

for 2006,

together with Auditors’ Report

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 05 and 37). In the event of a discrepancy, the Spanish-language version prevails.

Plaza Pablo Ruiz Picasso, 1 Torre Picasso 28020 Madrid España Tel.: +34 915 14 50 00 Fax: +34 915 14 51 80 +34 915 56 74 30 www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 05 and 35). In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS’ REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of

Unión Fenosa, S.A.:

1.	We have audited the consolidated financial statements of Unión Fenosa, S.A. (the Parent) and Subsidiaries (the Group) comprising the consolidated balance sheet at 31 December 2006 and the related consolidated income statement, consolidated cash flow statement, consolidated statement of recognised income and expense and notes to the consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Parent’s directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards in Spain, which require examination, by means of selective tests, of the evidence supporting the consolidated financial statements and evaluation of their presentation, of the accounting policies applied and of the estimates made. Our work did not include an examination of the financial statements of certain subsidiaries of the Unión Fenosa Group, whose assets and net profit represented 4% and 6%, respectively, of the related consolidated figures at 31 December 2006. The financial statements of these subsidiaries were audited by other auditors (see Appendixes I, II and III to the consolidated financial statements) and our opinion as expressed in this report on the consolidated financial statements of Unión Fenosa, S.A. and Subsidiaries is based, with respect to these investees, solely on the reports of the other auditors.

2.	As required by Spanish corporate and commercial law, for comparison purposes the Parent’s directors present, in addition to the figures for 2006 for each item in the consolidated balance sheet, consolidated income statement, consolidated cash flow statement, consolidated statement of recognised income and expense and notes to the consolidated financial statements, the figures for 2005. Our opinion refers only to the consolidated financial statements for 2006. On 29 March 2006, we issued our auditors’ report on the 2005 consolidated financial statements, in which we expressed an unqualified opinion.

3.	In our opinion, based on our audit and on the reports of the other auditors indicated in paragraph 1 above (see Appendixes I, II and III to the consolidated financial statements), the accompanying consolidated financial statements for 2006 present fairly, in all material respects, the consolidated equity and consolidated financial position of Unión Fenosa, S.A. and Subsidiaries at 31 December 2006, and the consolidated results of their operations, the changes in the consolidated statement of recognised income and expense and their consolidated cash flows for the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with International Financial Reporting Standards as adopted by the European Union applied on a basis consistent with that of the preceding year.

4.	The accompanying consolidated directors’ report for 2006 contains the explanations which the Parent’s directors consider appropriate about the Group’s situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated directors’ report is consistent with that contained in the consolidated financial statements for 2006. Our work as auditors was confined to checking the consolidated directors’ report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of Unión Fenosa S.A. and Subsidiaries.

DELOITTE, S.L.

Registered in ROAC under no. S0692

Javier Acevedo Jiménez de Castro

29 March 2007

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 05 and 35). In the event of a discrepancy, the Spanish-language version prevails.

UNIÓN FENOSA, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT 31 DECEMBER

(Thousands of Euros)

	2006	2005
ASSETS	16,762,735	17,617,015

NON-CURRENT ASSETS	14,283,573	14,809,791

Property, plant and equipment (Note 7)	10,932,582	10,829,488
Intangible assets (Note 8)	501,039	559,562
Goodwill (Note 9)	173,018	179,511
Non-current financial assets (Note 10)	1,539,617	1,764,029
Investments in associates (Note 11)	192,344	156,492
Deferred tax assets (Note 28)	857,286	1,222,221
Other non-current assets	87,687	98,488

CURRENT ASSETS	2,383,827	2,565,885

Inventories (Note 12)	148,703	114,318
Trade and other receivables (Note 13)	1,552,661	1,621,445
Current financial assets	96,949	191,032
Other current assets (Note 13)	488,195	487,986
Cash and cash equivalents (Note 13)	97,319	151,104

ASSETS CLASSIFIED AS HELD FOR SALE (Note 14)	95,335	241,339

EQUITY AND LIABILITIES	16,762,735	17,617,015

EQUITY (Note 15)	5,537,587	5,066,770

Equity attributable to shareholders of the Parent	4,444,759	3,923,803
Minority interests	1,092,828	1,142,967

NON-CURRENT LIABILITIES	6,773,176	8,690,036

Bank borrowings (Note 16)	4,050,928	5,500,562
Provisions (Notes 17 and 18)	1,112,016	1,239,240
Other financial liabilities (Note 19)	652	87,044
Deferred tax liabilities (Note 28)	523,382	740,719
Other non-current liabilities (Note 20)	1,086,198	1,122,471

CURRENT LIABILITIES	4,446,782	3,699,213

Bank borrowings (Note 16)	1,622,836	727,275
Provisions (Note 18)	57,002	110,832
Other financial liabilities (Note 19)	84,275	59,281
Trade and other payables	976,388	1,127,735
Other current liabilities (Note 20)	1,706,281	1,674,090

LIABILITIES ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE (Note 14)	5,190	160,996

The accompanying Notes 1 to 35 and Appendixes I to IV are an integral part of consolidated balance sheet for 2006.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 05 and 35). In the event of a discrepancy, the Spanish-language version prevails.

UNIÓN FENOSA, S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER

(Thousands of Euros)

	2006	2005
Revenue (Note 21)	6,056,689	5,984,863
Procurements (Note 22)	(2,898,141)	(3,230,415)
Staff costs (Note 23)	(643,110)	(687,937)
Other expenses (Note 24)	(689,652)	(672,574)
Capitalised operating expenses (Note 7)	81,005	83,395
Depreciation and amortisation charge (Notes 7 and 8)	(600,014)	(553,353)

PROFIT FROM OPERATIONS	1,306,777	923,979

Finance costs (Note 25)	(416,553)	(522,061)
Income from financial assets (Note 26)	60,383	87,922
Share of results of associates (Note 11)	10,600	13,540
Income from non-current non-financial assets (Note 27)	14,208	587,785

PROFIT BEFORE TAXES FROM CONTINUING OPERATIONS	975,415	1,091,165

Income tax (Note 28)	(316,731)	(252,818)

PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS	658,684	838,347

LOSS FOR THE YEAR FROM DISCONTINUED OPERATIONS (Note 14)	(6,047)	(3,458)

PROFIT FOR THE YEAR	652,637	834,889

Attributable to shareholders of the Parent (Note 15)	635,359	823,728
Attributable to minority interests (Note 15.07)	17,278	11,161
Earnings per share (Note 29)
Basic earnings per share	2.09	2.71
Diluted earnings per share	2.09	2.71

The accompanying Notes 1 to 35 and Appendixes I to V are an integral part of the consolidated income statement for 2006.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 05 and 35). In the event of a discrepancy, the Spanish-language version prevails.

UNIÓN FENOSA, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE YEARS ENDED 31 DECEMBER

(Thousands of Euros)

	2006			2005
	Of the Parent	Of Minority Interests	Total	Of the Parent	Of Minority Interests	Total
Net profit (loss) recognised directly in equity	189,237	(18,274)	170,963	338,859	95,022	433,881

In asset and liability revaluation reserves	376,710		376,710	238,442	18,461	256,903
—Change in value of cash flow hedging derivatives	11,543		11,543	22,506		22,506
—Change in value of non-current assets in Colombia				42,242	18,461	60,703
—Change in value of available-for-sale investments	285,857		285,857	278,709		278,709
—Tax effect	79,310		79,310	(105,015)		(105,015)
In translation differences	(160,112)	(9,130)	(169,242)	156,646	75,529	232,175
—Gross translation differences	(168,916)	(9,130)	(178,046)	208,011	75,529	283,540
—Tax effect	8,804		8,804	(51,365)		(51,365)
In retained earnings	3,256	2,480	5,736	(56,229)	1,032	(55,197)
—Actuarial (losses) and gains on pension plans	3,943	3,569	7,512	(75,297)	1,669	(73,628)
—Tax effect	(687)	(1,089)	(1,776)	19,068	(637)	18,431
Change in deferred taxes	(24,946)	(1,243)	(26,189)
Other	(5,671)	(10,381)	(16,052)

Profit for the year	635,359	17,278	652,637	823,728	11,161	834,889

TOTAL INCOME AND EXPENSE RECOGNISED IN THE YEAR	824,596	(996)	823,600	1,162,587	106,183	1,268,770

The accompanying Notes 1 to 35 and Appendixes I to IV are an integral part of the consolidated statement of recognised income and expense for 2006.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 05 and 35). In the event of a discrepancy, the Spanish-language version prevails.

UNIÓN FENOSA, S.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEAR ENDED 31 DECEMBER

(Thousands of Euros)

	2006	2005
Profit attributable to the Parent	635,359	823,728

Adjustments to attributable profit to determine the profit from operations	671,418	100,251
Finance costs	416,553	522,061
Proceeds from financial assets	(60,383)	(87,922)
Share of results of associates	(10,600)	(13,540)
Income from non-current non-financial assets	(14,208)	(587,785)
Loss from discontinued operations	6,047	3,458
Profit attributable to minority interests	17,278	11,161
Income tax expense	316,731	252,818

Profit from operations	1,306,777	923,979

Adjustments to expenses and income that do not give rise to cash flows	675,430	671,323
Depreciation and amortisation charge	600,014	553,353
Net change in provisions	156,421	201,365
Capitalised operating expenses	(81,005)	(83,395)
Payments to fund post-employment benefits	(95,094)	(91,634)
Changes in working capital	309,189	203,259

Net cash from operating activities before income tax	2,196,302	1,706,927

Income taxes paid	(331,155)	(249,440)

NET CASH FLOWS FROM OPERATING ACTIVITIES	1,865,147	1,457,487

Investments in property, plant and equipment and intangible assets	(1,210,919)	(1,141,892)
Disposals of property, plant and equipment and intangible assets	17,487	60,332
Disposals of other non-current non-financial assets	5,039	1,287,565
Disposals of financial assets	32,699	91,484
Dividends received at associates	21,733	17,735
Contribution to shortfall in revenue from regulated activities	(65,300)	(295,084)
Reduction in remuneration from generation under RD 3/2006	101,981
Change in assets classified as held for sale and associated liabilities and discontinued operations	95,973	(20,664)
Other changes in investing activities	96,324	70,797
Change in grants related to assets and other deferred income	62,441	21,375

NET CASH FLOWS FROM INVESTING ACTIVITIES	(842,542)	91,648

Net cash flows from equity instruments	(18,506)	687,076
Change in bank borrowings	(411,875)	(1,353,605)
Finance costs	(361,865)	(504,862)
Dividends paid	(231,288)	(181,223)
Other changes due to financing activities	(48,050)	(273,969)

NET CASH FLOWS FROM FINANCING ACTIVITIES	(1,071,584)	(1,626,583)

NET CASH FLOWS GENERATED IN THE PERIOD	(48,979)	(77,448)

Net increase / (decrease) in cash and cash equivalents	(48,979)	(77,448)
Cash inflows / (outflows) due to foreign exchange rate changes and changes in the scope of consolidation	(4,807)	28,844

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	151,104	199,708

CASH AND CASH EQUIVALENTS AT END OF YEAR	97,318	151,104

The accompanying Notes 1 to 35 are an integral part of the consolidated cash flow statement for 2006.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (see Notes 05 and 35). In the event of a discrepancy, the Spanish-language version prevails.

Notes to the Consolidated Financial Statements for 2006

Contents

01. General description of the Group	F-408
02. Industry regulation	F-408
03. Financial risk management	F-414
04. Tax matters	F-416
05. Basis of presentation and comparative information	F-417
06. Accounting policies	F-419
07. Property, plant and equipment	F-432
08. Intangible assets	F-435
09. Goodwill	F-437
10. Non-current financial assets	F-437
11. Investments in associates	F-439
12. Inventories	F-439
13. Current assets	F-440
14. Assets classified as held for sale	F-441
15. Equity	F-442
16. Financial debt	F-446
17. Post-employment benefit obligations	F-448
18. Other provisions	F-450
19. Other financial liabilities	F-451
20. Other liabilities	F-451
21. Revenue	F-452
22. Procurements	F-453
23. Staff costs	F-453
24. Other expenses	F-454
25. Finance costs	F-454
26. Income from financial assets	F-455
27. Income from non-current non-financial assets	F-455
28. Income tax and deferred taxes	F-456
29. Earnings per share	F-458
30. Guarantee commitments to third parties	F-458
31. Related party transactions	F-460
32. Other disclosures concerning the Parent’s Board of Directors	F-463
33. Events after the balance sheet date	F-465
34. Segment reporting	F-465
35. Explanation added for translation to English	F-471
Appendix I. Subsidiaries	F-471
Appendix II. Joint ventures	F-474
Appendix III. Associates	F-476
Appendix IV. Consolidated Tax Group Companies	F-476

01. General description of the Group

Unión Fenosa, S.A. was incorporated for an indefinite period of time in Spain through a public deed on 10 February 1912. Its registered office is at Avenida de San Luis, nº 77, Madrid.

The Unión Fenosa Group, formed by Unión Fenosa, S.A., as Parent, and its subsidiaries (“the Group”), engages mainly in the following business activities:

a)	The production, sale and use of electric power and of other energy sources and the performance of studies relating thereto and the production, exploration, sale and use of all manner of solid, liquid or gaseous primary energy resources, including specifically all forms and kinds of oil and natural, liquefied or any other type of gas.

b)	The design, development, implementation and provision of services relating to corporate information, management and organisation (consulting) and the research, development and use of new technologies.

c)	Energy planning and rationalisation of the use of energy and combined heat and power generation.

d)	The research, development and exploitation of communications and information technologies in all their facets.

e)	The provision of industrial services, in particular relating to electricity, telecommunications, water, gas and oil.

f)	The management, development and operation of properties.

g)	The development, promotion, presentation, performance, acquisition, sale and provision of services in the fields of art, culture and leisure, in their different activities, forms, expressions and styles.

h)	Management of the corporate Group made up of equity investments in other companies.

As established in the bylaws, these activities which make up its company objects may be carried on by the Group in Spain or abroad directly or indirectly through the ownership of investments in companies with identical or similar company objects.

Due to the size of the Unión Fenosa Group, and in order to facilitate the management of all its business activities, the Group has been structured into business divisions which group together the various businesses by type, all of which share common management. Unión Fenosa, S.A. is responsible for establishing the strategies and policies of the Group and for controlling all the Group’s activities. The business segments are as follows: the energy business in Spain, which includes the gas and generation and distribution activities; the international electricity business in the following geographical areas: Mexico, Colombia, Central America and other countries; professional services (Soluziona); and corporate structure and other businesses not included in the aforementioned segments (see Note 34).

02. Industry regulation

02.01. Industry regulation in Spain

02.01.01. The electricity industry

The general framework for the electricity industry in Spain is included in Law 54/1997, of 27 November 1997, which regulates the activities involved in the supply of electricity, i.e. generation, transmission, distribution, retailing and Intra-Community and international exchanges, and establishes as a basic principle that all consumers are entitled to receive a quality supply of electricity in Spain at the lowest possible cost without overlooking environmental protection. It also regulates the technical and economic management of the electricity system through the System Operator and Market Operator, respectively.

a) Economic model of the electricity industry in Spain

Generation

The right of free installation is recognised and its functioning is organised in accordance with the free market principle. The producers’ revenue derives mainly from the sale of the power produced, which takes place:

i)	Mostly, in an organised wholesale market where the price of electricity sold is set at the marginal price of the last production facility required to satisfy demand.

ii)	Through forward sales to the Iberian market, in which the Spanish and Portuguese distributors must make at least a given percentage of their purchases; or

iii)	Through bilateral agreements, which include the terms and conditions freely agreed upon by the parties involved, observing the rules concerning structures and minimum content provided for in the applicable legislation.

Other items remunerated in the generation activity are the supply guarantee and the provision of certain supplementary services. This general framework includes an incentive for the consumption of local coal and a special remuneration regime for facilities using renewable energy sources or resources, waste and combined heat and power.

Distribution

Both the distribution and transmission activities have been liberalised, thereby permitting third-party access to the networks, although the economic remuneration thereof is regulated and the government sets the applicable access tariffs for the use of the transmission and distribution systems.

Royal Decree 2819/1998, of 23 December, governs the remuneration of the distribution activity and established an amount for each player which took into account the following items: investment costs, facility operating and maintenance costs, power distributed, distribution areas, incentives for supply quality and loss reductions and other costs such as commercial management costs. This remuneration is updated annually, taking into account the increase in the CPI, the projected increase in demand and an efficiency factor.

Consequently, the distributors’ revenue does not relate to the collections made from their customers but rather to the remuneration that is annually recognised for them under the related regulations. The collection of this remuneration is guaranteed through the system of settlements, management by the Spanish National Energy Commission (CNE). Additionally, there are certain plans to promote the quality of the electricity supply service and demand management. However, the distributors assume the risk relating to the difference between the actual losses, (both technical and market-related losses) and the standard losses provided for in the regulations.

Transmission

The remuneration of the transmission activity is regulated by establishing an amount for each player which takes into account each company’s accredited facility investment, operating and maintenance costs, plus an incentive for availability.

In order to guarantee the independence and transparency of the regulated activities (distribution and transmission and the economic and technical management of the system) regulated and non-regulated activities must be legally unbundled. The company object of companies which carry on any of the regulated activities must be confined exclusively to said activities. However, all the aforementioned activities may be carried on by the same group of companies, provided that they are performed by different companies.

Retailing

This activity is based on the principles of freedom of contract and supply choice and all consumers have been eligible consumers since 1 January 2003.

The electricity retailing activity obtains a margin for the difference between the revenue from the sale of electricity, at a price agreed on with its customers, less the related energy acquisition cost and the related fees.

b) Electricity industry legislation which came into force in 2006

Tariff provisions

•

Royal Decree 1556/2005, of 23 December, approved an increase in the average or reference tariff for 2006 of 4.48% with respect to the tariff for 2005, setting it at EUR cents 7.6588/KWh and its subsequent revision effective from 1 July 2006.

•

Royal Decree 809/2006, of 30 June, which established as from that date an increase in the average reference tariff of 1.38% and the inclusion as an additional component thereof of the annual payment required to recover the 2005 shortfall in revenue from regulated activities and the accrued finance costs over 14  1/2 years.

•	Royal Decree-Law 3/200, of 24 February, approved, inter alia, the following measures aimed at reducing the shortfall in revenue from regulated activities:

1.	Since 3 March 2006, the electricity sale and purchase bids presented simultaneously by players belonging to the same corporate group in the daily and intra-daily electricity production markets have been treated in the same way as physical bilateral contracts settled at a price based on objective and transparent electricity market prices. This Royal Decree-Law set a provisional price of EUR 42.35/MWh in this connection, although the definitive price must be set by the government on the basis of market prices, as provided for in the aforementioned Royal Decree-Law.

2.	Generation revenue must be reduced by the amount of the greenhouse gas emission allowances allocated for no consideration under the Spanish National Allocation Plan for 2006/2007 that are associated with that revenue.

At the date of preparation of the accompanying consolidated financial statements, the government had not yet established either the definitive price to be applied to a producer’s power sales to a distributor that are treated in the same way as sales under a physical bilateral contract or the amount to be deducted from generation revenue as a result of the allocation for no consideration of the greenhouse gas emission allowances.

Against this regulatory backdrop, which differs from that existing in prior years, the directors of the Unión Fenosa Group have analysed the various scenarios that might arise from a reasonable interpretation of all the information available in this connection, namely, Royal Decree-Law 3/2006, the draft Ministerial Order implementing it and the CNE’s Report on the draft Ministerial Order.

As a result of this analysis, the accompanying consolidated financial statements for 2006 reflect the electricity sales made by the producer to the distributor that are treated in the same way as physical bilateral contracts at the provisional price of EUR 42.35/MWh and generation revenue was reduced by EUR 102 million as a result of the application of the reduction provided for in Royal Decree-Law 3/2006 in connection with the greenhouse gas emission allowances allocated for no consideration.

The Unión Fenosa Group’s directors consider that these amounts represent their best estimate based on the information available to them at the date of preparation of the consolidated financial statements and do not expect the possible positive or negative differences with respect to the amounts recognised that might arise when the definitive legislation is published to be material with respect to these consolidated financial statements taken as a whole.

Other provisions

•	Royal Decree-Law 7/2006, of 23 June 2006, eliminated the costs of transition to competition (CTCs). The CNE has yet to definitely settle the related amounts.

c) Electricity industry legislation which has come into force since 1 January 2007

•	Royal Decree 1634/2006, of 29 December, which established the electricity tariff for 2007 and which includes, inter alia, the following provisions:

i)	A 4.3% average increase in the electricity tariff for 2007 was established, together with a reduction in access fees of 10%.

ii)	It provides expressly that the government, from 1 July 2007 and every quarter, may modify by Royal Decree the tariffs applied by the distributors as a result of a review of their costs, including the reimbursement, out of the proceeds from sales under the tariff system in subsequent years, to each company of the amounts contributed to finance the 2006 shortfall in revenue from regulated activities, including the related accrued interest.

iii)	It acknowledges ex ante, for the first quarter of 2007, the existence of a shortfall in revenue from regulated activities of EUR 750 million, acknowledging that this figure could reach EUR 3,750 million by the end of the year. This shortfall, which is acknowledged ex ante for the first time, will be securitizable on the financial markets.

iv)	As indicated above, the power sale and purchase bids treated in the same way as physical bilateral contracts were settled at a provisional price of EUR 42.35/Mh in 2006. In 2007 the matching price on the daily and intra-daily markets plus the distributors’ average purchase price will also be provisionally recognised, as compensation for the services of adjustment, deviation and supply guarantee relating to the electricity in each programming period.

v)	More demanding quality objectives in the provision of service are envisaged, increasing the distribution remuneration by EUR 500 million in this connection.

vi)	It establishes that the nuclear power production units will not be entitled to receive supply guarantee payments.

•

Royal Decree 1370/2006, of 24 November 2006, approving the Spanish National Emission Allowance Allocation Plan for 2008-2012, although individual allocation by facility for the period is still pending.

d) Legislation currently in force in the electricity industry from previous years

For consultation purposes, the following relevant legal provisions should be mentioned due to their interest for the industry:

•	Royal Decree 2017/1997, of 26 December, which established the settlement procedure for payment obligations and collection rights required to remunerate the regulated activities and costs.

•	Royal Decree 2019/1997, of 26 December, which defined and regulated the operation of the wholesale market.

•	Royal Decree 2819/1998, of 23 December, which established the general framework for the remuneration of the transmission and distribution activities.

•

The Ministerial Order dated 21 November 2000, which introduced, inter alia, the procedure for establishing the producers’ contribution to financing the shortfall in revenue from regulated activities and the order in which said shortfall will be passed on to the producers. The incentive for the consumption of local coal was afforded the same priority as the remuneration of the distribution and transmission activities. The financing percentages envisaged in this Ministerial Order for each of the utilities were modified, provisionally, by Royal Decree-Law 5/2005 on urgent reforms to boost productivity.

The shortfall in revenue from regulated activities financed by the producers has been recognised and subsequently settled with a charge to the tariff for the following years. The means and timing of its recovery varies on the basis of the regulations introduced each year.

•	Royal Decree 1432/2002, of 27 December, which established the methodology for calculating the average or reference electricity tariff.

•	Royal Decree 1866/2004, of 6 September, amended by Royal Decree 60/2005, of 21 January, which approved the Spanish National Emission Allowance Allocation Plan for 2005-2007.

•

Law 24/2005 and Royal Decree Law 5/2005, which established the internalisation by the owners of nuclear power plants of the costs relating to the decommissioning of their facilities, the management of fuel consumed and of radioactive waste from 31 March 2005 onwards.

02.01.02. The gas industry

The deregulation of the gas industry in Spain began with the publication in 1998 of Oil and Gas Industry Law 34/1998, of 7 October. The regulatory framework for the gas industry was subsequently extended through Royal Decree-Law 6/2000, of 23 June, on urgent measures to intensify competition in the goods and services markets and Royal Decree 949/2001, of 3 August, regulating third-party access to gas facilities and establishing an integrated economic system for the natural gas industry.

Ministry of Economy Order ECO/2692/2002, of 28 October, which was published in 2002, regulated the procedures for the settlement of the remuneration of regulated activities in the natural gas industry and of the specific quotas and established the reporting system for the utilities. In December 2002 Royal Decree 1434/2002, of 27 December, was published. This Royal Decree regulates natural gas transmission, distribution, and supply activities and the authorisation procedures for natural gas facilities.

Royal Decree 1716/2004, of 23 July, regulated the obligation to maintain minimum natural gas safety stocks, to diversify natural gas supply sources and to maintain strategic reserves of oil products.

After the European authorities initiated an infringement proceeding against Spain in 2005, Directive 2003/55/EC on common rules for the internal market in gas was transposed into Spanish law in 2006. In this regard, and subsequent to a preliminary process of preparation that included meetings with industry players, on 1 September 2006 the Spanish Council of Ministers approved the submission to Parliament of the Law amending Oil and Gas Industry Law 04/1998 in order to bring into line with the above-mentioned Directive.

Also, on 31 March the Council of Ministers approved a revision of the 2002-2011 Energy Plan for the electricity and gas industries. Subsequently, a second energy planning process was initiated with the publication of Ministry of Industry, Trade and Tourism Order OITC/2675/2006, of 1 August, implementing the procedure for submitting proposals for developing the electricity transmission system, the basic natural gas system and the oil product strategic reserve storage facilities for 2007-2016.

On 30 December 2006, the new Ministry of Industry, Trade and Tourism Orders were published establishing the economic regime for the natural gas industry in 2007 (OITC/3993/2006 on the remuneration of certain regulated activities, OITC/3994/2006 on the remuneration of regasification activities, OITC/3995/2006 on the remuneration of underground storage facilities included in the basic network, OITC/3996/2006 on fees and charges and OITC/3992/2006 on tariffs) which came into force on 1 January 2007. The most significant new features of these new Ministerial Orders are the regulation in specific Orders of the regasification and underground storage activities, which have significantly altered the regime governing their remuneration and have created a new charge for unloading vessels. Also, in July 2007 the group 2 tariffs will be eliminated and, therefore, only group 3 supplies at pressures equal to or less than 4 bar will be able to be supplied under the tariff system. Also, in July 2007 the regasification, transmission and underground storage shrinkage percentages will be reduced significantly, and from that time onwards the transmission companies will be responsible for acquiring the gas for their own consumption in the market.

Other significant regulatory changes were made in 2006 through Royal Decree-Law 7/2006, of 23 June, which modified the criteria for allocating underground storage facilities in the basic network and reduced the storage associated with the transmission and distribution fees, the Resolution dated 28 July of the Secretariat-General of Energy, which modified the regulation of the viabilities of programmes for unloading vessels at regasification plants; and the Resolution of 25 July of the Directorate-General of Energy Policy and Mines, regulating allocation conditions and the procedure for applying the uninterruptibility of the gas system.

Lastly, as regards the regulation of the gas industry at EU level, Regulation (EC) No 1775/2005 of the European Parliament and of the Council of 28 September 2005 on conditions for access to the natural gas transmission networks came into force on 1 July 2006. This Regulation establishes rules regarding third party access services, principles of capacity allocation mechanisms, congestion management procedures and transparency requirements in order to promote the completion of the international market in energy within the EU.

02.02. International industry regulation

The Unión Fenosa Group has a presence as an investor in: the electricity generation and distribution industry in Colombia and Panama; the electricity distribution industry in Guatemala, Moldova and Nicaragua; and in the electricity generation industry in Mexico, Kenya, the Dominican Republic and Costa Rica.

a) International generation

Generation in the countries in which the Unión Fenosa Group has investments is focused on the operation of facilities through long-term power purchase and sale agreements (see Note 06.16). The related agreements are entered into with the public agencies of the countries earmarked for investment or with distributors owned by third parties, which provide for the passing on to the customer of possible changes in production costs. Certain characteristics of the countries in which the Unión Fenosa Group operates as a producer are as follows:

•

Mexico and Kenya: the Group operates as an independent producer in these countries where the electricity industries have not been fully deregulated and most of its transactions are arranged through long-term power purchase and sale agreements in which the payments for available capacity fully cover the plants’ fixed costs and the price of the power produced is adjusted on the basis of fuel price variations.

•	The Dominican Republic: in this country there is a free market which regulates transactions between the producers and the distributors and, at the same time, they are long-term power purchase and sale agreements with distributors under which the related remuneration is similar to that described in the cases of Mexico and Kenya. At present, these long-term agreements represent 90% of the output of Unión Fenosa Group’s plants in these countries.

•

Costa Rica: operation of La Joya hydroelectric plant with a capacity of 50 MW began in July 2006. This is a BOT project (“Build, operate and transfer”), which means that, on termination of the agreement, title to the assets will be transferred to the customer (Instituto Costarricense de Electricidad). Economically it functions in a similar way to the Mexican and Kenyan cases, with a fixed charge that ensures a return on the investment made in exchange for the availability of the facilities and a variable charge that offsets production costs.

b) International distribution

The regulatory frameworks in the countries in which the Unión Fenosa Group has investments in electricity distribution reflect a deregulated electricity industry, i.e., unbundling of activities, introduction of competition in generation and retailing, regulated tariffs for transmission and distribution, limits on vertical and horizontal concentration and the existence of regulators independent from the government.

Distribution is regulated and there is no competition and, consequently, electricity is supplied, at the tariffs approved by the regulator, to the regulated market customers, that, because of their level of consumption, cannot freely choose their supplier. These regulated tariffs are the sum of the price at which the energy is purchased from the producers, plus the transmission fee and the distribution cost. Deregulated market customers or eligible customers who have opted to buy power from a different supplier must pay the distribution fee or tariff, which is approved by the regulator, for the use of distribution systems.

However, margins are made up of the revenue from supplies to customers and the power purchase costs, and there is no settlement system similar to that in Spain.

In this international scenario in which the Unión Fenosa Group’s distributors operate, the producers sell their output in the wholesale market comprising contract and spot markets. The distributors, except in Colombia, are obliged to have agreements for part of or all the demand of their regulated market customers. The prices, terms and conditions of the agreements are freely negotiated by the parties, and a public call for tenders is usually required for distributors to be able to enter into agreements for supplies to regulated market customers. In the spot market, which is managed by an independent operator, mismatches between the power produced and demand and the power supply commitments are negotiated. The hourly output of the power plants is also established in the spot market on the basis of the bids tendered by the plants or of their variable costs. The price for each hour is equal to the bid price or to the variable costs of the last generating facility required to meet demand.

The tariffs are adjusted automatically (every five years, every year, every six months, every three months or every month), in order to reflect the variations in energy purchase prices and transmission fees and the changes in economic indicators (price indexes in the country in question and in the United States, exchange rates, customs duties, etc.) that influence the distribution costs.

The procedure to calculate distribution costs and automatically adjust the tariffs is usually in force for long periods of time, usually four or five years. It is established in such a way as to enable an efficient company to recover its operating costs and obtain a return on its investments. The concept of efficiency implies that the distribution facilities are tailored to demand and that the operating and investment costs are within the standard international range of values for the type of network being operated and market being served. Efficiency is also applied to set the level of energy losses in the distribution systems, taking into account the standard international values for the type of network being operated and market being served and the level of energy losses at the beginning of the period.

The periods during which the current procedure for calculating distribution costs is in force are as follows:

•	Colombia: the distribution costs and the tariff adjustment procedures that came into force in 2003 remain in place until 2007.

•	Moldova: the distribution costs with which the tariffs are calculated were approved in October 2002 and will remain in force until at least April 2007.

•	Guatemala: the distribution costs and the tariff adjustment procedures will remain in force until 2008.

•	Nicaragua: the tariff regime has been extended until July 2007.

•

Panama: the tariff regime that should have expired in June 2006 was extended until December 2006, which was also when the new distribution costs and the tariff calculation and updating formulas that will be in force until June 2010 were approved.

Also, it should be noted that the increase in oil prices led to an appreciable rise in the electricity purchase price in Panama, Guatemala and Nicaragua, since a significant proportion of the electricity is produced using oil-based fuels. A portion of the increase in electricity purchase prices was passed on to the customer, by applying the tariff adjustment procedures, and the remainder was subsidised by the Central American States involved, through direct payments made to the distributors.

03. Financial risk management

The Unión Fenosa Group manages its financial risk from both the economic viewpoint, in which, through the review of its business plans, the relationship between exposure and the present value of the cash flows arising from an investment is assessed, and the accounting viewpoint, which makes it possible to evaluate the status and evolution of the various risk scenarios.

General exposures or adverse situations in which negative changes may arise in results or the Company’s financial situation, and which therefore generate risks that are managed and hedged include:

•

Exposure to investment risk. This includes the maximum potential loss that could arise for the Group from the investments in each of the businesses in which it has an interest. To reduce the risks relating to the international area, decisions are taken that permit either the repatriation of income or the elimination of the guarantees provided by the Group.

•

Exposure to foreign exchange risk. All financing must be made in the functional currency of the businesses and only when this is not possible will the investment be financed in the functional currency of the Parent, i.e. in euros.

•

Exposure to interest rate risk. Interest rate volatility must be taken into account in interest rate hedges. The Unión Fenosa Group analyses the best structure between fixed- and floating-rate debt. In this regard, a minimum structure at a fixed interest rate of between 55% and 85% is considered reasonable.

•

Exposure to regulatory risk. The exposure to this risk differs between Spain and Latin America and Moldova. The level of profitability in the latter depends to a large degree on the regulatory framework. To the extent that losses arise from governmental actions, the risk should be managed through political risk insurance policies or, if necessary, by using the hedging provided by export credit agencies.

When political risk hedging cannot be used, institutional relations are used at national level or through multilateral bodies and. if necessary, should it exist, the Reciprocal Investment Protection and Promotion Agreement (APPRI) entered into by the Spanish Government and the local government where the investment is held would be applied.

03.01. Identification of financial risks

The Unión Fenosa Group’s most relevant risks are of a financial nature, although they are others of an operating nature that are managed at the various business units.

The most significant financial risks associated with the Group’s business activities are as follows:

a)	Foreign exchange rate fluctuation risk

b)	Interest rate fluctuation risk

c)	Liquidity risk

d)	Credit risk

Periodically, as described below, these risks are monitored and controlled. On the basis of the Group’s general objectives, the hedges that economically best guarantee the attainment of objectives and results are arranged.

a) Foreign exchange rate fluctuation risk

The analysis performed identifies the origin of the main risks in financial management and in the fuel procurement activity.

i) Due to fluctuations in exchange rates associated with financing activities.

The Group finances its investments whenever possible in the same currency as that in which the flows from these investments are obtained. This is not possible in shallow markets associated mainly with investments in Latin America. The Group finances its investments for which the functional currency is the US dollar through loans denominated in US dollars.

ii) Due to fluctuations in foreign exchange rates associated with the fuel procurement activity

The financial risk relating to the fuel procurement activity is associated with the setting of the purchase price in a currency other than the euro. Under normal circumstances, the price for the purchases of imported coal is set in US dollars. The procedure followed is to budget the payments associated with coal purchases on an annual basis and to plan a detailed quarterly timetable. The financial management area, on the basis of the foreseeable payments and projected collections, in US dollars, makes the purchase and sale transactions required to ensure that the related flows are matched.

The prices under gas purchase agreements are denominated in US dollars, and, therefore, the related foreign exchange risk is hedged to the extent considered necessary by arranging foreign exchange hedging derivatives.

b) Interest rate fluctuation risk

The risk management policy establishes that the financing expense must be subject to an insignificant risk of changes in value. In this regard, the acceptable volatility for the Group’s financial and business structure is considered to be achieved through a financing structure with reference percentages at fixed interest rates of between 55% and 85% and at floating rates of between 45% and 15%.

c) Liquidity risk

Liquidity risk is defined as a company’s inability to meet its obligations. Liquidity risk is managed by ensuring that sufficient amounts are available to negotiate in the best conditions the replacement of transactions nearing maturity with new transactions and to meet short-term cash needs. Liquidity risk is considered to be adequately covered when the minimum amount of financing available is equivalent to one year of debt servicing (see Note 16.01).

Also, the Group considers it necessary to gradually increase the average term of its financing in order to reduce market pressure and to be in a better position to negotiate the maturities of the transactions.

In the area of loan transactions, risk concentration with banks is periodically monitored in order to avoid it becoming excessive.

d) Credit risk

In the financing transactions area, credit risk arises due to the inability of a counterparty to meet the obligations established in an agreement. When the transactions arranged could give rise to counterparty risk for a subsidiary, the Unión Fenosa Group carries out such transactions with banks with a credit rating equal to or higher than the Group’s own rating.

In the electricity business in Spain, credit risk management is standardised and follows strict guidelines, bearing in mind the fact that customer must provide guarantees and deposits prior to being able to receive supplies. In the deregulated market, customers are analysed regularly, assessing the customer’s ability to pay and using reports from companies that provide their individual credit histories.

03. 02. Hedging policy

The Group arranges derivative instruments to the extent that they serve to achieve the objectives defined regarding debt structure and foreign exchange hedging and, accordingly, derivative instruments that do not hedge a specific risk or which are of a speculative nature are not arranged.

The hedging instruments most used are interest rate and exchange rate swaps. The detail of the financial instruments at 31 December 2006 and 2005, is as follows:

DERIVATIVE FINANCIAL INSTRUMENTS 2006

	Thousands of Euros
	Fair Value	Notional Amount
Derivatives		2007	2008	2009	2010	Subsequent Years	Total
Interest rate hedges
Cash flow hedges	(1,007)	456,211	4,629	4,996	4,775	76,648	547,259

Other derivatives
Foreign exchange	(79,039)					290,300	290,300
Interest rate	(21,623)					(212,335)	(212,335)

DERIVATIVE FINANCIAL INSTRUMENTS 2005

	Thousands of Euros
	Fair Value	Notional Amount
Derivatives		2006	2007	2008	2009	Subsequent Years	Total
Interest rate hedges
Cash flow hedges	(9,586)	191,938	457,197	5,797	6,017	89,570	750,519

Other derivatives
Foreign exchange	(64,843)					290,300	290,300
Interest rate	(28,512)					239,379	239,379

In the case of hedging derivatives, cash-flow hedging methodology is applied, which requires that the cash flows from the hedged item be compared with those from the hedging instrument. To assess the effectiveness of the hedge, using the appropriate market indexes as a reference, a comparison is made between the market value of the hedged item and that of the hedging instrument, analysing, through simulations of changes in parameters based on the market conditions prevailing at that time, the changes that arise in the values in extreme change scenarios. This methodology is used both retrospectively and prospectively on a quarterly basis and in accordance with the requirements of IAS 39.

Also, the Unión Fenosa Group’s portfolio of financial instruments includes, in addition to the genuine hedging derivatives, other foreign exchange and interest rate derivatives relating to a specific financing transaction in yen which, since they do not qualify for hedge accounting pursuant to IFRSs, are recognised using a different measurement methodology (see Note 06.13), in order to obtain more relevant information on the transaction, thereby reducing the accounting differences that would arise from measuring its components separately.

At 31 December 2006, the total net fair value of this transaction (derivative financial instruments and debt in yen) was EUR 243 million, (31 December 2005: EUR 262.8 million), with EUR 20.7 million of the difference being recognised under “Gains on Financial Derivatives” and EUR 0.9 million of the difference being recognised under “Losses on Financial Derivatives”.

04. Tax matters

Since 1995 the tax group represented by Unión Fenosa, S.A. as the Parent has been taxed under the special tax regime for corporate groups regulated by the Consolidated Spanish Corporation Tax Law. Accordingly, the tax group’s taxable profit, tax credits and tax relief are calculated on a joint basis. For these purposes, tax group is defined as a group formed by the Parent and the Spanish subsidiaries in which the Parent has, directly or indirectly, an ownership interest of at least 75%.

The tax charge is distributed as agreed by all the companies forming part of the consolidated tax group. The agreement for the distribution of the tax charge establishes that Unión Fenosa, S.A. will remunerate the other consolidated tax group companies for the tax losses and tax credits when they are actually offset.

All the transactions carried out as a result of the distribution of the tax charge in accordance with the agreement adopted by the tax group companies were eliminated on consolidation.

The companies which form part of the Unión Fenosa consolidated tax group are listed in Appendix IV.

05. Basis of presentation and comparative information

05.01. General considerations

The accompanying consolidated financial statements for the year ended 31 December 2006 and the related comparative information were prepared in accordance with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission, in conformity with Regulation (EC) no. 1606/2002 of the European Parliament and of the Council and subsequent amendments thereto.

Also, the Unión Fenosa Group will apply Regulation (EC) no. 108/2006, adopted by the European Commission, from the beginning of 2007 onwards, pursuant to Article 2 of the aforementioned Regulation, which requires additional disclosures in relation to:

•

The significance of the Group’s financial instruments, the nature and extent of the risks arising from financial instruments and the measures implemented to reduce the Group’s exposure to these risks, in accordance with IFRS 7: “Financial Instruments: Disclosures”.

•	Assessment of the Group’s objectives, policies and processes for managing capital, in accordance with the amendments to IAS 1: “Presentation of Financial Statements”.

There are no other standards issued by the corresponding bodies that may be applied voluntarily which could have a material effect on the accompanying consolidated financial statements and which has not been applied by the Unión Fenosa Group in the preparation thereof.

The accompanying consolidated financial statements were prepared from the accounting records at 31 December 2006 and 2005 of Unión Fenosa, S.A. and of each of the consolidated subsidiaries, incorporating the adjustments required to adapt these accounting records to IFRSs.

Note 06 below addresses the accounting policies that, in accordance with the International Financial Reporting Standards applicable under the legislation currently in force, were used by the Unión Fenosa Group to prepare the accompanying consolidated financial statements. With respect to 2005, and as detailed below, certain modifications have arisen the impact of which on the consolidated financial statements was not material:

a)

In 2006 CO2 emission allowances allocated for no consideration were measured at a zero value, with the concomitant effect on “Intangible Assets” (see Note 08), “Provisions” (see Note 18), “Revenue” (see Note 21) and “Procurements” (see Note 22).

In order to bring this policy into line with 2006, the consolidated financial statements presented here have been modified with respect to those presented in 2005. Specifically, “Intangible Assets” and “Provisions” in the consolidated balance sheet at 31 December 2005 were reduced by EUR 113.9 million. Also, “Revenue” and “Procurements” in the consolidated income statement for 2005 were reduced by the same amount.

b)	Since the objective conditions making it advisable to use the revaluation model for measuring certain electricity assets in Colombia, ceased to exist, in 2006 it was resolved to cease applying this measurement model prospectively. The Parent’s directors consider that the estimated effect of backdating application of this measurement model to 1 January 2004, the date of the first-time application of IFRSs, is not material with respect to the equity and financial position of the Unión Fenosa Group reflected in the accompanying consolidated financial statements.

The 2006 consolidated financial statements of the Unión Fenosa Group and the individual financial statements of Unión Fenosa, S.A., were formally prepared on 28 March 2007 by the Parent’s Board of Directors. Those financial statements and those of the other companies included in the scope of consolidation have not yet been approved by their shareholders at the respective Annual General Meetings. The Board of Directors of Unión Fenosa, S.A. considers that these financial statements will be approved without any changes.

The Unión Fenosa Group’s 2005 consolidated financial statements were approved by the shareholders at the Annual General Meeting of Unión Fenosa, S.A. on 8 June 2006.

05.02. Changes in the scope of consolidation

In 2006 the scope of consolidation changed, due mainly to sales and acquisitions of companies and the Unión Fenosa Group’s corporate restructuring process.

The following companies were included in the scope of consolidation of the Unión Fenosa Group in 2006:

Group companies	Joint ventures and associates
Electricaribe Mipymes de Energía, S.A. E.S.P.	Alliance, S.A.
Electrocosta Mipymes de Energía, S.A. E.S.P.	Energías de Villarrubia, S.L. (1)
Energía y Servicios de Panamá, S.A.	Energías Especiales de Andalucía, S.L. (1)
Hidroeléctrica Nuestra Señora de la Soledad de Tendilla y Lupiana, S.L.	Energías Especiales de Extremadura, S.L. (1)
Inversiones Hermill, S.A.	Energías Renovables Montes San Sebastián, S.L. (1)
Prointec Concesiones y Servicios, S.L.	Eólica del Cordal de Montouto, S.L. (1)
Redes Eléctricas de Centroamérica, S.A.	Parque Eólico Sierra del Merengue, S.L. (1)
Soluziona Consultoría y Tecnología, S.L.	PRIUS Enerólica, S.L.U. (1)
Soluziona, L.L.C. (Ucrania)	Promociones Energéticas del Bierzo, S.L. (1)
U F Productora Torito, S.A.	Proyectos Universitarios de Energías Renovables, S.L. (1)
Unión Fenosa Emisiones, S.A.	Toledo PV, A.E.I.E.
Unión Fenosa México, B.V.
Unión Fenosa Operación México, S.A. de C.V.

(1)	Companies in the Enel Unión Fenosa Renovables (EUFER) Subgroup.

In 2006 the following companies were excluded from consolidation in the Unión Fenosa Group:

Group companies	Joint ventures and associates
Caribe Energy Holdings Us, Llc.	Aeropuertos Mexicanos del Pacífico, S.A. de C.V.
Egatel, S.L.
Instalaciones y Proyectos de Telecomunicaciones, S.A. de C.V.
Instalaciones y Proyectos Integrales de Telecomunicaciones, S.L.
Minas de Alcántara, S.L.
Proyectos Izeda, S.L.
Sistemas Integrales de Radiocomunicación, S.A.
Soluziona, S.A. (Nicaragua)
Soluziona U.S.A., Inc.

The changes in the scope of consolidation in 2006, as a consequence of changes in consolidation methods, applied for the purpose of correctly representing the degree of control that the Unión Fenosa Group exercises over these companies, were as follows:

Entity	Previous method	Current method
Unión Fenosa Energías Renovables México, S.A. de C.V. (2)	Equity method	Full consolidation
Ghesa Ingeniería y Tecnología, S.A.	Equity method	Proportional consolidation

(2)	This company changed its name and company object in June 2006 (it was previously called Aeropuertos del Pacífico Noroeste, S.A. de C.V.).

In 2006 there were no significant business combinations that require disclosure of additional information in order to evaluate the nature and financial effects thereof.

06. Accounting policies

The principal accounting policies used in preparing the Unión Fenosa Group’s consolidated financial statements, in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union, were as follows:

06.01. Basis of consolidation

a) Subsidiaries

“Subsidiaries” are defined as companies over which the Parent has the capacity to exercise effective control; control is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly half or more of the capital or voting power of the investee or, even if this percentage is lower or zero, when, for example, there are agreements with other shareholders of the investee that give the Parent control. Control is the power to govern the financial and operating policies of a company so as to obtain benefits from its activities. The financial statements of the subsidiaries are fully consolidated with those of the Parent, which entails the inclusion in the consolidated financial statements of all their assets, liabilities, income, expenses and cash flows, after making the accounting and financial adjustments and eliminations relating to intra-Group transactions.

The fully consolidated Union Fenosa Group companies are listed in Appendix I.

b) Joint ventures

A joint venture is a contractual arrangement whereby two or more companies (“venturers”) have interests in entities (jointly controlled entities) or undertake operations or hold assets so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of all the venturers. The financial statements of jointly controlled entities are proportionately consolidated with those of the Parent and, therefore, the aggregation of assets, liabilities, income and expenses and subsequent eliminations are only made in proportion to the Group’s ownership interest in the capital of these entities.

The Unión Fenosa Group’s proportionately consolidated companies are listed in Appendix II.

c) Uniformity

The financial statements of the consolidated companies refer to the same reporting date as those of the Parent and, where necessary, the adjustments required are made to adapt the accounting policies used to those applied by the Group.

d) Basic principles

The consolidated financial statements of the Unión Fenosa Group were prepared on the basis of the following basic policies:

i)	On acquisition, the identifiable assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of their cost of acquisition over fair value is recognised as goodwill. Any deficiency of the cost of acquisition below fair value is credited to profit and loss on the acquisition date. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statements from the effective date of acquisition or until the effective date of disposal, as appropriate.

ii)	The interest of minority shareholders in the equity of the fully consolidated subsidiaries is stated at the minority’s proportion of ownership and of the fair values of the assets, liabilities and contingent liabilities recognised and is included in equity in the consolidated balance sheet under “Minority Interests”. The share of minority interests in the profit for the year is presented under “Profit for the Year Attributable to Minority Interests” in the consolidated income statement (see Note 15.06).

iii)	Each company’s financial statements are prepared in their functional currency, which is the currency in the economic area in which it operates and in which it generates and uses its cash flows. The Unión Fenosa Group’s functional currency is the euro. Therefore, the financial statements of the Group companies that are prepared using a different currency are translated to euros, in accordance with the following criteria:

•	Assets and liabilities are translated at the exchange rates prevailing at the balance sheet date.

•	Income and expenses are translated at the average exchange rates for the year.

•	Share capital and reserves are translated at the historical exchange rates.

The exchange differences arising as a result of the translation of the financial statements are classified as equity (translation differences) and are recognised as income or expenses for the period in which the investment is realised or disposed of.

06.02. Accounting estimates and judgments

In preparing the accompanying consolidated financial statements it was necessary to use certain estimates to quantify some of the amounts that were recognised herein. The estimates used with a significant effect on the consolidated financial statements are basically as follows:

i)	The measurement of assets and goodwill in order to determine the existence of impairment losses thereon (see Note 06.08).

ii)	The useful life of the property, plant and equipment and intangible assets (see Notes 06.04 and 06.06).

iii)	The quantification of fair value to account for certain assets and liabilities, mainly of a financial nature (see Notes 06.09 and 06.13). Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction, and such fair value is determined, wherever possible, by reference to market prices (market price, similar recent transactions, etc.) and, if unavailable, by reference to the calculation of the discounted present value of the expected future cash flows, using discount rates in line with those used in the financial markets for similar transactions.

iv)	The power supplied to customers not measured by meters at year-end (see Note 06.16).

v)	Other electricity system variables, such as the determination of the amount corresponding to the shortfall in revenue from regulated activities, the reduction of revenue from the generation activity by the amount equal to the emission allowances allocated for no consideration and the use of the provisional price of EUR 42.35/Mh in the settlement of purchases made by the distributors on the daily and intra-daily markets, matched with the sales made on these markets by producers in of the same business group, to the extent that they are treated in the same way as physical bilateral contracts (see Notes 02.01.01 and 10).

vi)	The future costs of decommissioning and closing of certain facilities and of restoring the land on which they are located (see Notes 06.04 and 18)

vii)	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and obligations (see Notes 06.14 and 17). The Unión Fenosa Group used independent actuaries in the preparation of these calculations.

viii)	The probability of the occurrence and value of the liabilities relating to other provisions (see Notes 06.14 and 18).

Although these estimates were made on the basis of the best information available at the date of preparation of the accompanying consolidated financial statements on the events analysed, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively, recognising the effects of the change in estimates which, in any case, would not have a material effect on the related consolidated financial statements.

06.03. Transactions in currencies other than the functional currency

The transactions carried out in a currency other than the functional currency of each company (whether or not this is the euro) are translated at the exchange rates prevailing at the transaction date differences arising in the year between the historical exchange rates at which the assets and liabilities associated with these transactions were accounted for and the exchange rates prevailing either at the date of collection or payment or at the consolidated balance sheet date, if they have not previously been settled, are recognised as net exchange differences under “Finance Costs” or “Finance Income” in the consolidated income statement, unless they are recognised directly in equity because they are not considered to form part of the hedge on a net investment in a foreign operation or are accounted for in accordance with the specific hedge accounting rules because they are attributed to a specific foreign exchange risk hedging transaction (see Note 03.02).

06.04. Property, plant and equipment

a) Measurement

Property, plant and equipment are stated at cost less any accumulated depreciation and any recognised impairment losses (see Note 07).

Where applicable, acquisition cost is modified and/or includes the following items:

i)	The amount of the revaluations performed, in accordance with related legal provisions, prior to the date of adoption, in each case, of the cost model.

ii)	The future costs that the Group will have to incur in respect of the decommissioning and closure of certain facilities are capitalised to the cost of the asset, at present value, and the related provision is recognised. The Group reviews each year its estimate of these future costs, adjusting the amount of the provision recognised on the basis of the results obtained. In the case of nuclear plants, this provision includes the estimated amount that the Group will have to incur until, pursuant to Royal Decree 1349/2003, of 31 October, and Law 24/2005, of 18 November, the public radioactive waste management company (ENRESA) assumes responsibility for the decommissioning of these plants.

iii)	Borrowing costs incurred during the construction period in construction work lasting for more than one year and, where the construction work lasts for less than one year, only the borrowing costs assigned to the property, plant and equipment in the course of construction. The borrowing costs are capitalised by applying the effective average interest rate.

iv)	The borrowing costs incurred by the Parent on financial debt that is converted into corporate loans to cover investments of the Group’s subsidiaries, through capital increases or the acquisition of new investments by the Group’s holding companies.

v)	Staff and other costs relating directly or indirectly to construction in progress. The amounts capitalised in this connection are recognised previously in the accompanying consolidated income statement.

vi)	The Group’s work on non-current assets in relation to the cost of services rendered by Group companies that qualify for capitalisation at the investor Group companies.

vii)	The amount of the long-term agreements generating utility plant in service, which encompass both the overall maintenance thereof and the supply of the specific spare parts for their components (long-term service agreement or LTSA), is treated as an addition to the cost of the asset for the part relating to the amount of the spare parts and the labour, supervision and engineering required for their fitting, i.e. the complete cost of replacement. The amount of these agreements relating to the replacement work, and received up to the performance of each of the scheduled shutdowns envisaged therein is capitalised and recognised as being in use at that time, and is depreciated over the period of time that elapses until the performance of the next scheduled shutdown. If necessary, the carrying amount of the items replaced is derecognised.

b) Transactions subsequent to initial recognition

The costs of expansions or improvements to property, plant and equipment leading to increased productivity or capacity or to a lengthening of the useful lives of the assets are capitalised.

Periodic maintenance, upkeep and repair expenses are recognised in the consolidated income statement on an accrual basis as incurred.

The gain or loss arising from the disposal of items of property, plant and equipment is determined as the difference between the price received for their sale and the carrying amount of the assets derecognised as a result of the transaction performed.

c) Depreciation

Property, plant and equipment in the course of construction is transferred to property, plant and equipment in use once the trial period has ended, from which time it starts to be depreciated.

The Group companies generally depreciate their property, plant and equipment in use, net of the residual value thereof, by the straight-line method at rates based on the years of estimated useful life of the related non-current asset items.

The detail of the average years of estimated useful life over which the depreciation of each group of property, plant and equipment items is calculated shown in the table below: The period property, plant and equipment depreciation charge is recognised under “Depreciation and Amortisation Charge” in the consolidated income statement.

AVERAGE YEARS OF USEFUL LIFE

Non-current asset groups
Hydroelectric power plants	14 - 100
Fossil-fuel plants	25 - 40
Nuclear plants	40
Renewable energy plants	20
Transmission lines	30 - 40
Transformer substations	25 - 40
Distribution network	18 - 40
Buildings	50 - 75
Other items of property, plant and equipment	5 - 20

(*)	Based on the concession term (see Note 06.06)

Since 2006, in the calculation of the hydroelectric plant depreciation charge, which is performed on a straight-line basis, a distinction is drawn between the various types of item of which they are composed; differentiating between the investments in civil engineering work (depreciated over the term of the concession), electromechanical equipment (40 years) and the other non-current assets (14 years), and in any case taking into account the use of the plant and with the maximum limit of the term of the concession. The re-estimation of the useful life in 2006 reduced in the depreciation charge by EUR 6.8 million.

The Unión Fenosa Group depreciates its nuclear power plants on the basis of a useful life of 40 years. However, the operating permit for these facilities usually covers a period of 30 years from their entry into service, and renewal of the permits may not be applied for until the end of this 30-year period approaches. However, taking into account the optimum performance of these facilities and their maintenance programmes, it is considered that the renewal of the aforementioned permits will be obtained to achieve, a useful life of at least 40 years.

The land on which the buildings and other structures stand has an indefinite useful life and, therefore, is not depreciated.

06.05. Leases

Leases are classified as finance leases when the lessor transfers substantially all the risks and rewards of ownership of the leased asset. All other leases are classified as operating leases.

Property, plant and equipment held under finance leases are initially recognised in the corresponding asset category in the consolidated balance sheet at the lower of the present value of the amounts payable to the lessor plus, where applicable, the price of exercising the purchase option and the fair value of the leased asset. The payment obligation under the lease, net of the finance charges, is recognised on the liability side of the consolidated balance sheet. If there is reasonable certainty that the lessee will obtain title to the asset at the end of the lease term, the assets held under finance leases are depreciated over their useful life; if there is no such certainty, the assets are depreciated over the shorter of the useful life of the assets and the lease term.

The amount relating to these operating lease agreements is recognised as an expense in the consolidated income statement on an accrual basis over the lease term.

06.06. Intangible assets

Intangible assets are recognised at acquisition or production cost, less any accumulated amortisation and any accumulated impairment losses (see Note 08).

Intangible assets are amortised on a straight-line basis over their useful life, as detailed below for each class of specific intangible asset.

a) Intellectual property

In Spain, the Unión Fenosa Group’s hydroelectric power plants are operated under the temporary administrative concession system. At the end of the concession period the facilities must revert to the State in good working order, which is achieved through the maintenance programmes for the facilities.

The amount recognised under this heading relates substantially in full to the cost incurred in the acquisition of the aforementioned concessions, increased as a result of the allocation of the goodwill arising in the acquisition of certain ownership interests, and it is amortised over the term of the concessions, which expire between 2011 and 2060.

b) Emission allowances

The Group recognises CO2 emission allowances as non-amortisable intangible assets. It is considered that the acquisition price of the allowances received for no consideration, under the related national allocation plans, is zero, while the other allowances acquired to cover the estimate of the emissions to be made are measured on the basis of the price disbursed in their acquisition. The allowances are derecognised on their disposal, delivery or expiry. If the allowances are returned to the National Emission Allowance Allocation Registry (RENADE), such derecognition is accounted for with a charge to the amount of the provision recognised to the extent that the CO2 emissions are made.

If necessary, at year-end, the carrying amount of the emission allowances acquired and not used to cover the emissions made is reduced to the market value of the allowances.

c) Leasehold assignment rights

Leasehold assignment rights represent the right to use certain assets. They are measured at the acquisition cost of and are amortised on a straight-line basis over the contract term.

d) Computer software

The acquisition and development costs incurred in relation to the basic computer systems used in the Group’s management are recognised as “Intangible Assets” in the consolidated balance sheet, whereas expenditure on research activities is recognised as an expense in the period in which it is incurred.

Computer software is amortised over a maximum period of five years.

06.07. Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the amount of the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of a subsidiary or jointly controlled entity calculated at the date of acquisition.

Goodwill acquired on or after 1 January 2004 is measured at acquisition cost, as described in the preceding paragraph, whereas goodwill acquired as a result of business combinations prior to that date is measured at its carrying amount at 31 December 2003, since the Unión Fenosa Group applied of the exemption permitted in the first-time application of IFRSs. In both cases, goodwill has not been amortised since 1 January 2004 and at the end of each reporting period goodwill is reviewed for impairment, i.e. a reduction in its recoverable amount to below its carrying amount, and any impairment is written down (see Note 06.08).

Goodwill arising in the acquisition of companies with a functional currency other than the euro is translated to euros at the exchange rates prevailing at the date of the consolidated balance sheet.

06.08. Asset impairment

a) Cases of application

The Unión Fenosa Group analyses impairment in the following cases:

i)	Non-current assets, whether tangible or intangible: if there is any indications that those assets have suffered an impairment loss at each year-end or more frequently if it is considered necessary.

ii)	Goodwill: systematically in all cases without exception at each year-end.

b) Methodology

In the cases indicated above, the recoverable amount of the asset or the goodwill analysed must be determined.

Recoverable amount is the higher of fair value less costs to sell and value in use. Value in use is taken to be the present value of the estimated future cash flows. In practically all cases, value in use is the parameter used by the Group for impairment calculations, and it should also be noted that where the identifiable asset does not generate cash flows independently, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

In quantifying value in use, the Group prepares estimates generally for the next five years and, on the basis of the budgets and business plans most recently approved by each company’s directors, it prepares projections of future pre-tax cash flows including the best available estimates of the income and costs of the cash-generating units using reasonable growth rates and macroeconomic assumptions underpinned by corporate projections which, based on industry knowledge, include past business experience and future expectations and studies undertaken by international organisations of acknowledged prestige (see Note 06.02).

To calculate their present value, these cash flows are discounted at a pre-tax rate that reflects the cost of capital of the business and the geographical area in which it is carried on, which is calculated by taking into account the current time value of money and the risk premiums generally used by analysts and investment banks for each specific business and geographical area.

c) Recognition

If it the recoverable amount of an asset is estimated to be less, than its carrying amount, the asset is measured at recoverable amount and an expense is recognised in the consolidated income statement for the difference between the two amounts. As an exception, for non-current assets that are carried at a revalued amount, the impairment loss is treated first as a revaluation decrease.

Except in the case of goodwill, impairment losses recognised can be reversed up to the limit of the carrying amount that would have been determined had no impairment loss been recognised.

06.09. Financial assets

The classification of the financial assets held by the Unión Genoas Group companies are classified as follows:

a) Available-for-sale financial assets

These relate to equity investments that do not meet the requirements envisaged in IFRSs for treatment as an investment in a subsidiary, associate or joint venture. They are recognised in the consolidated balance sheet at fair value. Gains and losses from changes in fair value are recognised directly in equity until the asset is disposed of or it is determined that it has become impaired, at which time the cumulative gains or losses previously recognised in equity are recognised directly in the consolidated income statement.

b) Loans and receivables

Following their initial recognition at the fair value of the collection right, loans and receivables are measured at amortised cost, which is the initial cost, minus principal repayments, plus the accrued interest receivable, and minus any reduction for impairment or uncollectibility. The accrued interest is recognised in the consolidated income statement using the effective interest method, on a time proportion basis, and increases the amount of the account receivable provided that the interest is not paid as it accrues.

c) Cash and cash equivalents

This heading in the consolidated balance sheet includes cash on hand, current accounts and other short-term, highly liquid investments that are subject to no risk of changes in value. They are measured at face value.

d) Financial assets at fair value

Substantially all the Unión Fenosa Group’s financial assets are measured at amortised cost, and although it is considered that the amount recognised using the aforementioned measurement model represents a rational approximation to their fair value, exceptions to this rule are:

i)	The aforementioned available-for-sale financial assets.

ii)	The derivative financial instruments that are part of a hedging transaction, which are accounted for in accordance with the specific rules for hedge accounting.

The Group does not use derivative financial instruments for speculative purposes.

e) Derecognition of financial assets

The Unión Fenosa Group derecognises financial assets when, and only when, after an individualised analysis it is concluded that:

i)	The contractual rights on the cash flows of the asset in question have expired.

ii)	The aforementioned rights have been transferred (either directly or by assuming the contractual obligation of paying for them in full to a third party) and substantially all the risks and rewards of ownership have been transferred.

iii)	If the risks and rewards associated with the asset are not substantially transferred, or retained, the financial asset is derecognised if the control over it is transferred (control being understood to be the capacity of the transferee to sell on the asset).

f) Current/non-current classification

In the accompanying consolidated balance sheet, financial assets and, in general, all assets and liabilities are classified on the basis of their contractual or scheduled maturity. Those maturing within no more than 12 months are classified as current items and those maturing within more than 12 months as non-current items.

06.10. Investments in associates

Associates are companies over which the Parent is in a position to exercise significant influence, understood to be the power to influence the financial and operating policies of the associates, but not control or joint control. Significant influence is presumed to exist, save evidence to the contrary, if the Parent holds directly or indirectly 20% or more of the voting power of the investee.

In the consolidated financial statements, associates are accounted for using the equity method, whereby the investment is initially recognised at cost, including any goodwill arising on the acquisition, and is subsequently adjusted on the basis of the changes in its equity, in proportion to the percentage of ownership that corresponds to the Group (see Note 11).

The Group’s share of the results of these companies is recognised, net of the related tax effect, under “Share of Results of Associates” in the consolidated income statement. Dividends received from these companies are deducted from the value of the investment.

If as a result of losses incurred by an associate its equity were negative, the investment should be presented in the Group’s consolidated balance sheet with a zero value, unless the Group is obliged to restore the company’s equity position, in which case the related long-term provision is recognised.

The Unión Fenosa Group companies accounted for using the equity method are listed in Appendix III.

06.11. Inventories

Inventories are stated at the lower of acquisition or production cost and net realisable value.

Cost comprises direct materials and, where applicable, direct labour costs and general production and mining expenses, including the costs that have been incurred in bringing the inventories to their present location and condition. Trade discounts, rebates and other similar items are deducted in determining the costs of purchase. The cost of inventories is calculated by using the weighted average cost formula.

Net realisable value is the estimated selling price less the estimated costs of completion and costs to be incurred in marketing, selling and distribution.

The Group assesses the net realisable value of the inventories at the end of each period and recognises the appropriate loss if net realisable value is lower than their carrying amount. If the circumstances that previously caused inventories to be overstated no longer exist, the amount of the loss is reversed.

Since nuclear fuel is treated as property, plant and equipment, it is not included under this heading.

06.12. Assets classified as held for sale and discontinued operations

a) Cases of application

Assets and disposal groups are classified as held for sale when the decision has been adopted to recover their value through a sale transaction rather than through continuing use.

A discontinued operation is a line of business that it has been decided to abandon and/or sell whose assets, liabilities and net profit or loss can be distinguished physically and operationally and for specific financial reporting purposes.

b) Methodology

For the decisions indicated in the section above to be recognised, the sale must be considered to be highly probable, which means that there must be a viable plan of sale to which the appropriate level of management must be committed, and that the asset or the disposal group is available for immediate sale in its present condition. Also, the sale should be expected to be completed within one year from the date of classification.

c) Recognition

The income, expenses, assets and liabilities of the discontinued operations and assets classified as held for sale are presented separately in the consolidated income statement and the consolidated balance sheet and continue to be measured at their carrying amounts adjusted for any possible impairment losses (see Note 14), except in the case of assets that had previously been classified as available-for-sale financial assets, which continue to be measured at fair value through equity, in accordance with the specific measurement rules provided for in IAS 39 (see Note 06.09).

06.13. Equity instruments and financial liabilities

a) Equity instruments

An equity instrument is a contract that evidences the holder’s residual interest in the assets of an entity after deducting all of its liabilities.

Capital and other equity instruments issued by the Parent are recognised in equity at the proceeds received (par value of the issue net of direct issue costs).

i) Preference shares

Issues of preferences shares are considered to constitute equity instruments if, and only if:

•

They do not include a contractual redemption obligation for the issuer, for a fixed or determinable amount at a fixed or determinable future date, or give the holder the right to require the issuer to redeem the instrument; and

•

Interest is payable at the discretion of the issuer. In the case of issues of preference shares carried out by a subsidiary of the Unión Fenosa Group, the net amount received is classified in the consolidated balance sheet under “Minority Interests”.

ii) Parent Company shares

The shares of the Parent held by consolidated companies are deducted from equity and are measured at acquisition cost, made up of the amount paid in the acquisition plus the transaction costs, and they are not re-measured subsequently. The difference between the consideration received in sales of treasury shares and their carrying amount is recognised directly as a change in equity.

Treasury shares acquired to cover obligations to employees are considered to be hedging instruments.

b) Financial liabilities

The amount of the financial instruments that do not qualify for recognition as an equity instrument is classified as a liability instrument or financial liability.

i) Debt instruments and bank borrowings

Debt instruments and bank borrowings are initially recognised at the proceeds received less the costs incurred in the transaction, including issue costs and the premiums payable on settlement or redemption. Subsequent to initial recognition, they are measured at their amortised cost using the effective interest method, and any other costs related to the issue or fees are recognised as an expense in the consolidated income statement, as in the case of accrued finance costs, increasing the amount of the liability to the extent that the interest is not settled in the period in which it is incurred. Interest expenses are accrued on a time proportion basis over the life of the liability.

ii) Trade payables

Payables arising from trading transactions are measured at the fair value of the payment obligation assumed and, after initial recognition they are measured at amortised cost, using the effective interest method for those maturing at long term.

iii) Liability instruments at fair value

As a general rule, financial liabilities are measured at amortised cost and although, as in the case of financial assets, it is considered that the amount recognised using this measurement model represents a rational approximation to their fair value, as exceptions to the rule the Unión Fenosa Group measures financial liabilities at fair value in the following cases:

•	The derivative financial instruments that are part of a hedging transaction, which are accounted for in accordance with the specific rules for hedge accounting.

•

In order to eliminate an accounting mismatch in the recognition of a foreign currency loan, the risk associated with which was partially hedged with various financial swap contracts, the Group applied the fair value option to this transaction permitted by the amendment of IAS 39 approved by the European Commission on 15 November 2005 in Regulation 2005/1864/EC. Consequently, both the loan in question and the derivative financial instruments were classified as at fair value and the changes in fair value through “Finance Costs” in the consolidated income statement. The changes in fair value were caused only by changes in market conditions.

c) Derecognition of financial liabilities

The Unión Fenosa Group derecognises a financial liability when the obligation arising therefrom has been settled, cancelled or has expired.

06.14. Post-employment benefit obligations and other provisions

a) Post-employment benefit obligations

Certain Group companies have post-employment benefit obligations of various kinds to their employees. These obligations are classified by group of employees and may relate to defined contribution or defined benefit plans.

Under the defined contribution plans, the contributions made are recognised as expenditure under “Staff Costs” in the consolidated income statements as they accrue, whereas for the defined benefit plans actuarial studies are conducted once a year by independent experts using market assumptions (see Note 17) and the expenditure relating to the obligations is recognised on an accrual basis, classifying the normal cost for the current employees over their working lives under “Staff Costs” and recognising the associated finance cost by applying the rates relating to investment-grade bonds on the basis of the obligation recognised at the beginning of each year (see Notes 23 and 25).

b) Other employee benefit obligations

The Group recognises the expense relating to termination benefits in full when there is an agreement or when the interested parties have a valid expectation that such an agreement will be reached that will enable the employees, individually or collectively and unilaterally or by mutual agreement with the company, to cease working for the Group in exchange for a termination benefit. If a mutual agreement is required, a provision is only recognised in situations in which the Group considers that it will give its consent to the termination of the employees.

Also, the Group is obliged to pay certain amounts, from the retirement date onwards, to the group of employees that were affectred by collective redundancy procedures in previous years, pursuant to the specific agreement reached that covers all the employees affected (see Note 17) or, in certain cases such as that of Centrales Nucleares Almaraz-Trillo, A.I.E., to supplement the employees’ benefits under the collective redundancy procedure duly approved by the government.

c) Changes in actuarial liabilities

The actuarial differences arising from changes in the assumptions used to measure the obligations, arising from the plans mentioned in the preceding section and the assumptions relating to the post-employment obligations assumed, give rise to actuarial losses and gains which are recognised in equity in full, pursuant to the amendment of IAS 19 published in the Official Journal of the European Communities on 24 November 2005. The actuarial differences arising from changes in the obligations assumed are recognised directly in the consolidated income statement.

d) Other provisions

Provisions are recognised when:

•	The Group has a legal present obligation as a result of a past event.

•	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

•	A reliable estimate can be made of the amount of the obligation.

Provisions are used to cater for the specific obligations for which they were originally recognised. Provisions are fully or partially reversed when such obligations cease to exist or are reduced. The provisions are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year.

i) Tax contingencies

In connection with claims and legal proceedings relating to various tax issues with the local tax authorities in the countries in which it operates, the Unión Fenosa Group has recognised in the consolidated balance sheet the present value of the probable amount that it estimates it will have to pay in order to settle the related obligations. The Group’s legal advisers and directors consider that the outcome of these proceedings and claims will not have a material effect on the consolidated financial statements for the years in which they are settled (see Note 18).

ii) Third party liabilities

At the end of 2006 certain litigation and claims were in process against various Unión Fenosa Group companies. As in the cases of a tax nature referred to above, the Group’s legal advisers and directors consider that the outcome of these proceedings and claims will not have a material effect on the consolidated financial statements for the years in which they are settled (see Note 18).

iii) Dismantling of non-current assets and environmental restoration

The Unión Fenosa Group is obliged to dismantle certain facilities at the end of their useful life, such as those associated with nuclear power plants and/or mines, and to ensure the environmental restoration of the sites where they were located. The related provisions have been made for this purpose and the present value of the cost that these tasks would represent for the Group has been estimated which, in the case of the nuclear power plants, covers the period up to the date on which ENRESA assumes responsibility for the decommissioning of the plants and the management of the radioactive waste (see Notes 06.02, 07 and 18).

iv) Onerous contracts

In contracts in which the obligations assumed give rise to unavoidable costs that exceed the economic benefits expected to be received under them, the related expense and provision are recognised for the amount of the present value of the difference.

v) Emission allowances

Since 2005 the Spanish Group companies that make CO2 emissions in their electricity generation activity must deliver in April of the following year allowances equal to the emissions made in the previous year.

The obligation to deliver emission allowances for the CO2 made during the year is recognised under “Current Liabilities—Provisions” in the consolidated balance sheet, and the expense relating to the emissions made is classified under “Procurements” in the consolidated income statement (see Notes 08, 18 and 22). The emission allowances acquired and not used at year-end are measured at the lower of acquisition cost and market.

If at the date of preparation of the consolidated balance sheet any Group subsidiary does not have all the CO2 emission allowances required to cover the emissions made, the related expense and provision are recognised at each company, without offsetting the shortfall with possible surplus allowances at other Group companies, using the best estimate of the price that will have to be paid to acquire the allowances required. The estimate is based on market prices and prices in actual transactions carried out after year-end.

06.15. Deferred income

a) Government grants

Grants are recognised when the companies have proof that they have been officially approved. They are measured at the fair value of the amount awarded. Government grants related to the construction or purchase of non-current assets are recognised under “Other Non-Current Liabilities” (see Note 20) on the liability side of the consolidated balance sheet and are allocated to the consolidated income statement under “Other Income” over the estimated useful lives of the assets (see Note 06.04). Government grants related to future investments to be made are deferred and are recognised in the consolidated income statement over the period required to match them with the costs and the depreciation charges that they are intended to cover.

b) Other deferred income

“Other Non-Current Liabilities—Other Deferred Income” (see Note 20) includes mainly the following items:

i)	Income recognised in relation to investments to improve quality and electricity infrastructure in rural areas, provided for in the Royal Decrees establishing the electricity tariffs in Spain, which are credited to income in proportion to the period depreciation on the related facilities.

ii)	Amounts received from combined heat and power companies as a result of investments required to transmit the power they produce to the grid and as compensation for power losses in the network. These amounts are credited to income in proportion to the period depreciation on the related facilities brought into service.

iii)	Connection charges relating to extension facilities and reactive energy billings, which are credited to income in proportion to the period depreciation on the related assets.

iv)	The rights to use certain facilities, which are credited to income on the basis of the effective decline in the carrying amount of the rights or, where appropriate, on a straight-line basis over the related contract term (between 5 and 50 years).

06.16. Revenue and expense recognition

a) General

Revenue is recognised in the consolidated income statement provided that it can be measured reliably and it is probable that the economic benefits arising from the transaction will flow to the company, and it is measured at the fair value of the consideration received or receivable.

Expenses are recognised in the consolidated income statement on an accrual basis, i.e. immediately when a disbursement does not give rise to future economic benefits or when the requirements for recognition as an asset are not met.

b) Revenue from the electricity activity

The Group recognises as revenue the remuneration of the electricity generation, transmission, distribution and retailing activities. The general framework in which the revenue obtained from the electricity business is recognised in the consolidated income statement is addressed in greater detail in Note 02 “Industry Regulation”, although the following specific cases should be added:

i)	For the electricity supplied in the regulated market, the excess production cost of this electricity with respect to the proceeds received from selling it under the tariff system (shortfall in revenue from regulated activities), has been recognised as revenue in the consolidated income statement since it meets the general criteria for revenue recognition and there is reasonable certainty that the amount thereof will be recovered, irrespectively of the volume of future sales.

ii)	The best estimate of the power and services supplied but not billed because the regular meter reading or service billing period is recognised as revenue.

iii)	Access connection, inspection and coupling charges and meter rentals are recognised as revenue in the year in which the related services are contracted.

iv)	Royal Decree Law 7/2006, of 23 June 2006, led to the disappearance of the costs of transition to competition (CTCs). This measure did not have any impact on the Unión Fenosa Group’s consolidated financial statements, because until that date they had been recognised as revenue since they were acknowledged in the Spanish electricity settlements system (i.e. due to their collection) and, accordingly, were no assets yet to be recovered in connection with the collection of future CTCs.

v)	Power sales to the organised production market and purchases from that same market to cater for supplies to eligible customers made by Group companies in the same time slot were eliminated from “Revenue—Electricity Sales” and “Procurements—Electricity Purchases” (see Notes 21 and 22), when a bilateral transaction exists or is presumed to exist.

vi)	In the power purchase agreements arranged in Mexico, certain fixed charges not linked to the use of the facilities but rather which compensate the availability thereof and their maintenance are received from the Mexican Federal Electricity Commission (CFE). This revenue is recognised on a straight-line basis over the term of the agreement, regardless of the billing schedule agreed upon.

c) Revenue from the rendering of services

Revenue from the rendering of professional services is recognised using the percentage of completion method. This method consists of measuring the services at cost, increased by the percentage of the profit margin relating to the stage of completion of each project, which in turn is arrived at, generally, by the quotient between the costs incurred and the total of the costs budgeted therefor. If the result of the project cannot be determined with the reliability required for the application of the aforementioned method, the completed contract method is used, whereby the revenue recognised relates to the costs incurred in the performance of the project at any given time, and all the profit is recognised on its completion. Under both methods, if it is probable that the total costs required to complete the project will exceed the revenue expected therefrom, the resulting difference is immediately recognised as an expense in the consolidated income statement for the year (see Note 06.14).

d) Swaps

When the swaps of goods or services are of a commercial nature, the cost of the item delivered is measured at fair value, and the related gain or loss on the transaction is recognised. For these purposes, a swap is considered to be of a commercial nature when:

i)	the risks, timing and amount of the cash flows from the asset received differ from those of the asset delivered;

ii)	the specific value for the activities of the entity is modified as a result of the swap; and

iii)	the difference between the aforementioned values is significant in relation to the fair value of the assets exchanged.

If the foregoing conditions are not met, it is understood that the swap is not of a commercial nature and that no gain or loss arises therefrom.

e) Other income

Finance income is accrued on a time proportion basis, by reference to the principal outstanding and the effective interest rate applicable. Dividends from investments are recognised when the Group’s rights to receive payment have been established.

06.17. Income tax and deferred taxes

The income tax expense represents the sum of the current tax expense and any deferred tax assets and liabilities.

a) Deferred tax assets and liabilities

The amount of the deferred taxes is determined on the basis of the temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred and other tax assets are recognised to the extent that it is probable that they will be recovered. The tax effect of items recognised directly in equity is also recognised in equity.

Changes during the year in deferred tax assets or liabilities that do not arise from business combinations are recognised in the consolidated income statement or directly in equity in the consolidated balance sheet, as appropriate. Deferred tax assets and liabilities arising from business combinations and which are not recognised at the date of acquisition because their recovery is not assured are subsequently deducted from goodwill. If no goodwill exists, the general method is applied.

The deferred tax assets and liabilities and tax loss and tax credit carryforwards are measured in the consolidated balance sheet at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled. In this regard, in 2006 the carrying amounts of these items were adjusted as a result of the reduction of the income tax rates in Spain and Colombia. This adjustment was made either in income or directly in equity, on the basis of the nature of each item of the related deferred tax asset or liability.

The Group reassesses the carrying amount of the deferred tax assets and liabilities and other tax assets recognised at each balance sheet date and the appropriate adjustments are made if there are doubts as to their future recoverability. Also, the deferred tax assets not recognised are analysed and they are recognised if their recovery, supported by sufficient evidence, is probable.

As a result of the analysis performed in 2006 the amount of certain tax assets and liabilities was adjusted, and the resulting net difference was recognised with a charge to equity through the consolidated statement of recognised income and expense.

b) Tax credits and other tax relief

Income tax credits and relief recognised for accounting purposes because it is considered that they will be taken in the reporting year or in future years are deducted from the income tax expense for the year, unless there are doubts as to their realisation, in which case they are not recognised until they have effectively been taken.

06.18. Earnings per share

Basic earnings per share are calculated by dividing net profit or loss for the year attributable to the Parent by the weighted average number of ordinary shares outstanding during the year, excluding the average number of shares of the Parent held by the Group companies (see Note 29).

Diluted earnings per share are calculated by dividing the net profit or loss for the year attributable to ordinary shareholders adjusted for the effect attributable to the dilutive potential ordinary shares by the weighted average number of ordinary shares outstanding in the year, adjusted by the weighted average number of ordinary shares that would have been outstanding assuming the conversion of all the dilutive potential ordinary shares into ordinary shares of the Company. For these purposes, it is considered that the shares are converted at the beginning of the year or at the date of issue of the potential ordinary shares, if the latter were issued during the current period.

06.19. Cash flow statement

The following items are used in the consolidated cash flow statements, which were prepared using the indirect method, with the meanings specified :

i)	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

ii)	Operating activities: the principal revenue-producing activities of the Company and other activities that are not investing or financing activities.

iii)	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

iv)	Financing activities: activities that result in changes in the size and composition of the equity and borrowings of the Company that are not operating activities.

07. Property, plant and equipment

The changes in “Property, plant and Equipment” in the accompanying consolidated balance sheet in 2006 and 2005 were as follows:

PROPERTY, PLANT AND EQUIPMENT—2006

	Thousands of Euros
Property, plant and equipment	Balance at 01/01/06	Changes in Exchange Rates	Changes in Scope of Consolida- tion	Additions	Transfers from in Progress to in Use	Disposals	Transfers and Other	Balance at 31/12/06
Land and buildings	439,050	(13,027)	2,207	5,892	7,938	(4,785)	1,595	438,870
Plant and machinery	15,854,006	(469,658)	28,445	85,809	832,663	(64,358)	8,527	16,275,434
Other fixtures, tools, furniture and other items of property, plant and equipment	681,218	(32,264)	(606)	2,412	18,814	(13,668)	(7,137)	648,769
Advances and property, plant and equipment in the course of construction	1,104,024	(14,958)	2,870	941,637	(859,415)	(8,416)	(13,025)	1,152,717

TOTAL COST	18,078,298	(529,907)	32,916	1,035,750		(91,227)	(10,040)	18,515,790

Accumulated depreciation and net impairment losses
Land and buildings	(145,159)	3,584	(374)	(12,061)		948	(2,946)	(156,008)
Plant and machinery	(6,468,658)	107,449	(6,741)	(454,432)		20,460	(105,979)	(6,907,901)
Other fixtures, tools, furniture and other items of property, plant and equipment	(546,148)	25,542	(4,980)	(42,060)		8,694	118,031	(440,921)

TOTAL ACCUMULATED DEPRECIATION	(7,159,965)	136,575	(12,095)	(508,553)		30,102	9,106	(7,504,830)

Net impairment losses	(88,845)	501		(13,613)		23,592	(13)	(78,378)

CARRYING AMOUNT	10,829,488	(392,831)	20,821	513,584		(37,533)	(947)	10,932,582

PROPERTY, PLANT AND EQUIPMENT—2005

	Thousands of Euros
Property, plant and equipment	Balance at 01/01/05	Changes in Exchange Rates	Changes in Scope of Consolida- tion	Additions	Transfers from in Progress to in Use	Disposals	Transfers and Other	Balance at 31/12/05
Land and buildings	387,954	18,380	555	10,344	25,232	(10,833)	7,418	439,050
Plant and machinery	13,745,709	610,844	3,933	281,365	1,295,778	(65,159)	(18,464)	15,854,006
Other fixtures, tools, furniture and other items of property, plant and equipment	595,843	57,902	2,366	21,302	16,748	(29,703)	16,760	681,218
Advances and property, plant and equipment in the course of construction	1,376,980	81,018	82,761	989,352	(1,337,758)	(41,612)	(46,717)	1,104,024

TOTAL COST	16,106,486	768,144	89,615	1,302,363		(147,307)	(41,003)	18,078,298

Accumulated depreciation and net impairment losses
Land and buildings	(137,938)	(4,648)	(32)	(7,421)		1,920	2,960	(145,159)
Plant and machinery	(5,974,954)	(141,793)	(184)	(457,627)		12,523	93,377	(6,468,658)
Other fixtures, tools, furniture and other items of property, plant and equipment	(402,730)	(27,755)	(1,815)	(46,683)		22,139	(89,304)	(546,148)

TOTAL ACCUMULATED DEPRECIATION	(6,515,622)	(174,196)	(2,031)	(511,731)		36,582	7,033	(7,159,965)

Net impairment losses	(88,540)	(500)	(37)	(3,984)		4,216		(88,845)

CARRYING AMOUNT	9,502,324	593,448	87,547	786,648		(106,509)	(33,970)	10,829,488

a) Finance leases and similar transactions

“Plant and Machinery” includes a gross amount of EUR 173.8 million at 31 December 2006 and 2005, relating to the present value at the time of recognition of the payments that Unión Fenosa Gas, S.A. undertook to make when the time-charter agreements for the charter of two methane carriers used to transport LNG were entered into. These vessels, with capacities of 138,000 m3 and 140,500 m3 came into service in July 2004.

The term of these agreements is 25 years, extendible to 30 years, with the latter considered as the term for the calculation of the amortisation of the value of the rights. The obligations under these agreements are recognised under “Other Non-Current Liabilities” and “Other Current Liabilities” in the accompanying consolidated balance sheet, net of the implicit deferred finance charges (see Note 20).

Also, “Plant and Machinery” includes the present value of the lease payments payable, amounting to EUR 129.7 million in 2006 (2005: EUR 139.5 million), for the lease of capacity at the Termovalle power plant in Colombia entered into by Empresa de Energía del Pacífico, S.A., E.S.P., whereby this subsidiary acquired the obligation to pay the consortium that owns the plant for the availability of 140 MW (70% of the plant’s total capacity) until 2018. The liability assumed is recognised under “Other Non-Current Liabilities” and “Other Current Liabilities” in the accompanying consolidated balance sheet, net of the implicit deferred finance charges (see Note 20).

b) Non-current asset additions

The most significant additions in 2006, recognised under “Advances and Property, Plant and Equipment in the Course of Construction” were due to the following investments:

i)	Investments in combined cycle plants in Spain, amounting to EUR 349.2 million in 2006 (2005: EUR 336.5 million), relating mainly to units at Sabón, Sagunto and Aceca.

ii)	Investments in generating facilities by companies in the renewable energy business, for amounts attributable to the Unión Fenosa Group totalling EUR 31.4 million in 2006 (2005: EUR 36.9 million).

iii)	Investments in electricity distribution, transmission and other facilities by Unión Fenosa Distribución, S.A., amounting to EUR 271.5 million in 2006 (2005: EUR 267 million).

iv)	Investments in utility plant in service and other investments in property, plant and equipment made by the companies in the international distribution business, amounting to EUR 102.9 million in 2006 (2005: EUR 98.8 million).

On 29 September 2005, having fulfilled all the conditions precedent provided for in the contract signed on 17 December 2004 for the purchase and sale of transmission assets with explicit remuneration in 2005, Unión Fenosa Distribución, S.A. and Red Eléctrica de España, S.A. formally executed this purchase and sale, which was treated as a swap for accounting purposes. The purchase price was EUR 144 million and the sale price was EUR 51.2 million. As a result of this transaction, in 2005 additions to property, plant and equipment in use amounting to EUR 127.1 million were recognised. It was not considered that the aforementioned swap was of a commercial nature, since it involved non-differentiated assets with estimated future cash flows of similar amounts and timing.

c) Capitalisation of expenses

The Unión Fenosa Group capitalised operating expenses amounting to EUR 81 million in 2006 (2005: EUR 83.4 million), and finance costs amounting to EUR 27 million in 2006 (2005: EUR 41.4 million), relating mainly to property, plant and equipment. The finance costs capitalised include amounts recognised only in the consolidated financial statements in relation to interest on corporate loans to cover investments amounting to EUR 5.3 million in 2006 (2005: EUR 11.9 million).

d) Transfers to property, plant and equipment in use

In 2006 the Aceca combined cycle plant and the Sagunto regasification plant began commercial operation. Also, Units II and III of the Palos de la Frontera (Huelva) combined cycle plant and the Damietta (Egypt) liquefaction plant came into service in 2005.

e) Non-current asset derecognitions

The derecognitions in 2006 include most notably those relating to Unión Fenosa Distribución, S.A., which derecognised property, plant and equipment in use, consisting mainly of transmission and distribution facilities, with a gross cost of EUR 34 million (net EUR 3.7 million). The derecognitions in 2005 also relate mainly to utility plant in service derecognised by Unión Fenosa Distribución, S.A., with a carrying amount of EUR 38.6 million, of which EUR 31.8 million relate to the transaction with Red Eléctrica de España, S.A., mentioned above.

On 30 April 2006, the José Cabrera nuclear plant was closed following the expiry of the related operating permits. Since its carrying amount was zero, its historical cost and the accumulated depreciation at the time of its transfer to ENRESA were derecognised.

f) Depreciation

The period property, plant and equipment depreciation charge is recognised under “Depreciation and Amortisation Charge” in the accompanying consolidated income statement and amounted to EUR 509.7 million in 2006 (2005: EUR 462.1 million).

Following is the detail of the most significant generating facilities that had been fully depreciated at 31 December 2006 (gross historical cost per books of EUR 98.6 million) and that are currently in service:

•	Aceca fossil-fuel plant

•	Unit I of Narcea fossil-fuel plant

•	El Pelgo hydroelectric plant

•	Láncara hydroelectric plant

The detail of the most significant facilities the initial investment in which had been fully depreciated at 31 December 2006 (gross cost per books of EUR 296.4 million) and which are currently in service is as follows:

•	La Robla (Unit I) fossil-fuel plant

•	Sabón (Units I and II) fossil-fuel plant

•	Narcea (Unit II) thermoelectric power plant

Other less significant utility plant has also been fully depreciated.

g) Other disclosures

There are commitments totalling EUR 120 million in 2006 (EUR 361.4 million in 2005) that will have to be met as the combined cycle construction projects of Unión Fenosa Generación, S.A. progress, and other commitments attributable to the Unión Fenosa Group amounting to EUR 27.5 million in 2006 (EUR 42.5 million in 2005), which relate to investments in the gas business.

The Group has taken out insurance policies to cover the possible risks to which its property, plant and equipment are subject and the claims that might be filed against it for carrying on its business activities. These policies are considered to adequately cover the related risks.

The Unión Fenosa Group does not have any property, plant and equipment of a material amount title to which is restricted.

h) Energy saving and efficiency

In 2006 and 2005 the Unión Fenosa Group carried out various energy saving and efficiency projects which entailed a total investment of EUR 8.3 million and EUR 3.3 million, respectively.

The most significant projects in the generation business in 2006 relate to work to improve the unloading of coal at the La Coruña port, the conversion of the boiler at the Meirama fossil-fuel power plant and the coal unloading quay and the improvement of the heaters at the La Robla fossil-fuel power plant. Noteworthy in 2005 were the replacements of the heaters of Unit II of the La Robla fossil-fuel plant, changes to the mills of Unit II of the Narcea fossil-fuel plant and the investments made in the Meirama fossil-fuel plant feedwater pump and generator.

In the distribution area, the projects executed in 2006 and 2005 relate to the installation of remote reading meters, the replacement of telecontrol items at substations and the use of remote reading devices on the high-voltage side of the border transformers between the transmission and distribution networks.

08. Intangible assets

The changes in “Intangible Assets” in the accompanying consolidated balance sheet in 2006 and 2005 were as follows:

INTANGIBLE ASSETS—2006

	Thousands of Euros
Intangible assets	Balance at 01/01/06	Changes in Exchange Rates	Changes in Scope of Consolidation	Additions	Disposals	Transfers and Other	Balance at 31/12/06
Development expenditure	63,953	(538)	(211)	4,816	(241)	(6)	67,773
Intellectual property	391,893	(409)	266	3,127	(7,502)	847	388,222
Emission allowances	44,562			91,886	(79,018)		57,430
Leasehold assignment rights	2,047	4			(44)		2,007
Computer software	358,212	(9,742)	(2,836)	26,834	(39,912)	574	333,130
Other intangible assets	19,984	(500)	1,263	13,586	(5,798)	(1,430)	27,105
Advances on intangible assets	1,782			4			1,786

TOTAL COST	882,433	(11,185)	(1,518)	140,253	(132,515)	(15)	877,453

Accumulated amortisation and net impairment losses
Development expenditure	(43,034)	143	231	(5,666)	1,833		(46,493)
Intellectual property	(42,668)	207		(9,453)	642	(11)	(51,283)
Leasehold assignment rights	(317)	(1)		(46)	9		(355)
Computer software	(225,029)	6,484	750	(48,252)	14,497	(75)	(251,625)
Other intangible assets	(10,310)	391		(11,774)	1,945	339	(19,409)

TOTAL ACCUMULATED AMORTISATION	(321,358)	7,224	981	(75,191)	18,926	253	(369,165)

Net impairment losses	(1,513)	2		(6,687)	949		(7,249)

CARRYING AMOUNT	559,562	(3,959)	(537)	58,375	(112,640)	238	501,039

INTANGIBLE ASSETS—2005

	Thousands of Euros
Intangible assets	Balance at 01/01/05	Changes in Exchange Rates	Changes in Scope of Consolidation	Additions	Disposals	Transfers and Other	Balance at 31/12/05
Development expenditure	80,079	991	(904)	5,043	(15,587)	(5,669)	63,953
Intellectual property	356,552	96	109	9,328	(1,255)	27,063	391,893
Emission allowances				44,562			44,562
Leasehold assignment rights	2,007			40			2,047
Computer software	351,025	14,387	434	41,977	(53,075)	3,464	358,212
Other intangible assets	37,836	1,256		15,171	(8,144)	(26,135)	19,984
Advances on intangible assets				790	(551)	1,543	1,782

TOTAL COST	827,499	16,730	(361)	116,911	(78,612)	266	882,433

Accumulated amortisation and net impairment losses
Development expenditure	(46,078)	(234)	422	(5,049)	7,905		(43,034)
Intellectual property	(36,768)	(128)		(11,550)	549	5,229	(42,668)
Leasehold assignment rights	151		(414)	(54)			(317)
Computer software	(209,618)	(8,073)	275	(46,407)	36,390	2,404	(225,029)
Other intangible assets	(3,471)	(518)		(1,302)	2,982	(8,001)	(10,310)

TOTAL ACCUMULATED AMORTISATION	(295,784)	(8,953)	283	(64,362)	47,826	(368)	(321,358)

Net impairment losses	(301)	(2)		(21,918)	20,374	334	(1,513)

CARRYING AMOUNT	531,414	7,775	(78)	30,631	(10,412)	232	559,562

a) Emission allowances

At 31 December 2006, the Unión Fenosa Group had recognised under “Emission Allowances” the allowances acquired to cover the annual emission shortfall amounting to EUR 57.4 million (3.6 million tonnes, of which 0.6 million were ultimately surplus to requirements). As indicated in Note 05, in 2006 the emission allowances allocated for no consideration (12.9 million tonnes) were measured with a zero value. At 31 December 2005, subsequent to making the uniformity modifications described in Note 05.01.a, the allowances acquired to cover the annual emission shortfall (measured at cost) amounting to EUR 44.6 million (2.1 million tonnes) had been recognised.

b) Computer software

“Computer Software” includes most notably the corporate management systems developed by the Parent, the platforms of which are used by most of the Group companies and the corporate management systems developed by the Parent for specific use in the generation, distribution and sales areas.

c) Amortisation and impairment

The annual intangible asset amortisation charge is recognised under “Depreciation and Amortisation Charge” in the accompanying consolidated income statement. In 2006 EUR 72.7 million were charged to income in this connection (2005: EUR 59.2 million).

The items recognised in connection with asset impairment in 2006 (EUR 6.7 million) included most notably the loss in value with respect to market value of the emission allowances acquired and not consumed in the year, amounting to EUR 5.4 million. The impairment losses in 2005 (EUR 21.9 million) included recognition of a loss in value (and subsequent write-down) of development expenditure and computer software by the Parent amounting to EUR 20.4 million should be mentioned.

d) Energy saving and efficiency

In 2006 and 2005 the Unión Fenosa Group made investments in intangible assets used in energy saving and efficiency projects. The most noteworthy of these investments are as follows:

i)	Design, development and implementation of improvements relating to the high-voltage network current estimator which reproduces the topological structure of the network, defining the optimum operation of the network in order to improve the contingency analysis and reactive energy control processes, optimising reestablishment processes and reducing power losses under normal operating conditions.

ii)	Measurement of efficiency and monitoring and control of combustion at fossil-fuel plants.

Measures were also taken to minimise environmental impact and to protect and improve the environment.

09. Goodwill

The detail of “Goodwill” in the accompanying consolidated balance sheets at 31 December 2006 and 2005 and of the changes there in during the year is as follows:

GOODWILL—2006

	Thousands of Euros
Company	Balance at 01/01/06	Additions	Disposals	Translation Differences	Other	Balance at 31/12/06
Unión Fenosa Generación, S.A.	66,196					66,196
Empresa Distribuidora de Electricidad Metro Oeste, S.A.	41,142			(4,338)		36,804
Distribuidora Eléctrica de Oriente, S.A.	21,465	1,721		(2,224)		20,962
Distribuidora Eléctrica de Occidente, S.A.	15,388	804		(1,598)		14,594
Empresa Distribuidora de Electricidad Chiriqui, S.A.	10,184			(1,074)		9,110
Gibb Portugal	5,209		(499)			4,710
Prointec, S.A.	4,131					4,131
Sistemas Energéticos Mañón Ortigueira, S.A.	3,110					3,110
Soluziona C y S Holding, S.A.	2,041					2,041
Other	10,645	567			148	11,360

TOTAL	179,511	3,092	(499)	(9,234)	148	173,018

GOODWILL—2005

	Thousands of Euros
Company	Balance at 01/01/05	Additions	Disposals	Translation Differences	Other	Balance at 31/12/05
Unión Fenosa Generación, S.A.	66,196					66,196
Empresa Distribuidora de Electricidad Metro Oeste, S.A.	35,639			5,503		41,142
Distribuidora Eléctrica de Oriente, S.A.	18,233			3,232		21,465
Distribuidora Eléctrica de Occidente, S.A.	13,065			2,323		15,388
Empresa Distribuidora de Electricidad Chiriqui, S.A.	8,822			1,362		10,184
Gibb Portugal		5,209				5,209
Prointec, S.A.	4,131					4,131
Sistemas Energéticos Mañón Ortigueira, S.A.	3,110					3,110
Soluziona C y S Holding, S.A.	2,041					2,041
Other	11,599	424	(1,378)			10,645

TOTAL	162,836	5,633	(1,378)	12,420		179,511

10. Non-current financial assets

The detail of “Non-Current Financial Assets” in the consolidated balance sheets for 2006 and 2005 is as follows:

NON-CURRENT FINANCIAL ASSETS—2006

	Thousands of Euros
	Balance at 01/01/06	Additions	Disposals	Balance at 31/12/06
Loans to Group companies and associates	138,104	14,693	(85,303)	67,494
Available-for-sale financial assets	854,092	369,194	(91,315)	1,131,971
Other financial assets	771,833	293,277	(724,958)	340,152

TOTAL	1,764,029	677,164	(901,576)	1,539,617

NON-CURRENT FINANCIAL ASSETS—2005

	Thousands of Euros
	Balance at 01/01/05	Additions	Disposals	Balance at 31/12/05
Loans to Group companies and associates	129,468	66,677	(58,041)	138,104
Available-for-sale financial assets	515,868	353,006	(14,782)	854,092
Other financial assets	280,638	625,245	(134,050)	771,833

TOTAL	925,974	1,044,928	(206,873)	1,764,029

The changes in non-current financial assets were as follows:

a) Loans to Group companies and associates

At 31 December 2006, “Loans to Group Companies and Associates” included the loans granted mainly to R Cable y Telecomunicaciones Galicia, S.A. and Sociedade Galega do Medio Ambiente, S.A. amounting to EUR 53 million and EUR 12.6 million, respectively (31 December 2005: EUR 39.3 million and EUR 12.6 million), are recognised under. In 2005 it also included the loan of EUR 70 million granted to Aeropuertos del Pacífico Noroeste, S.A. de C.V.

b) Available-for-sale financial assets

The main available-for-sale financial assets, on which there are no restrictions or impairment losses and which were measured as indicated in Note 06.09, are as follows:

i)	The 1% ownership interest in Red Eléctrica de España, S.A. amounting to EUR 44 million at 31 December 2006 (31 December 2005: 3% ownership amounting to EUR 106.2) In 2006 the 2% ownership that the Group must dispose of before January 2008, as required by Royal Decree Law 5/2005, of 11 March, was reclassified to assets classified as held for sale (see Note 14).

ii)	2.51% of the telecommunications operator Ensafeca Holding Empresarial, S.L. (formerly Auna Operadores de Telecomunicaciones, S.A.) amounting to EUR 184.1 million (2005: EUR 174.4 million), measured by taking the minimum price guaranteed by France Telecom as a reference base, which corresponds to 90% of the selling price established in the purchase and sale agreement for the percentage sold in 2005, plus the financial return agreed upon.

iii)	The 5% ownership interest in the Cepsa Group, amounting to EUR 794.8 million at 31 December 2006 (31 December 2005: EUR 517 million).

iv)	Investments in Manila Electric Corporation, Inc., owned indirectly, amounting to EUR 77 million at 31 December 2006 (31 December 2005: EUR 21 million).

c) Other financial assets

The financing of the shortfall in revenue from regulated activities (see Note 02/01/01) is included under “Other Non-Current Financial Assets” since, based on current legislation, the Group is entitled to recover it and such recovery is not subject to future contingent factors. The Unión Fenosa Group has estimated that the total industry shortfall at 31 December 2006 amounted to EUR 2,232 million (2005: EUR 3,772 million), of which Unión Fenosa Generación S.A. finances 12.84% and recognised EUR 286.5 million in this connection (2005: EUR 484.3 million).

On 15 December 2006 Unión Fenosa Generación, S.A. arranged the assignment, to a consortium of financial institutions, of the asset relating to the collection right arising from the shortfall in revenue from regulated activities for 2005, having received EUR 483.8 million in 2006 and EUR 2.6 million in January 2007. The aforementioned asset has been derecognised after performing the required analysis, since the Company decided that it had transferred substantially all the risks and rewards of ownership, and in particular the right to receive the cash flows associated with the asset, as well as control of the asset.

Additionally, “Other Financial Assets” in 2005 included the fair value at the year-end exchange rate of the collection deferred by Corporación Dominicana de Empresas Eléctricas Estatales on the sale of the electricity distributors Empresa Distribuidora de Electricidad del Norte, S.A. and Empresa Distribuidora de Electricidad del Sur, S.A., which is tied to the evolution of the return on the bonds issued by the Dominican State and debt instruments with similar maturities. These accounts receivable, which were classified as current and non-current items based on the best possible estimate at 31 December 2005, were recognised under “Non-Current Financial Assets” (EUR 210 million) and “Current Financial Assets” (EUR 43.6 million) (see Note 26). On 20 March 2006, this account receivable was collected in full.

11. Investments in associates

The detail of the investments in companies accounted for using the equity method and of the changes therein in 2006 and 2005 is as follows:

INVESTMENTS IN ASSOCIATES—2006

	Thousands of Euros
Company	Balance at 01/01/06	Increases	Share of Results for the Year	Disposals/ Transfers	Balance at 31/12/06
Applus Servicios Tecnológicos, S.L.	118,330	17,028	4,627		139,985
Sociedades mejicanas aeroportuarias	(10,006)			10,006
Sociedade Galega do Medio Ambiente, S.A.	20,278		2,688	(1,504)	21,462
Subgrupo Unión Fenosa Gas	9,858		2,919	(360)	12,417
Subgrupo Enel Unión Fenosa Renovables	4,008		929	(4,168)	769
R Cable y Telecomunicaciones Galicia, S.A.	1,813	13,102	(493)		14,422
Other companies	12,211		(70)	(8,852)	3,289

TOTAL	156,492	30,130	10,600	(4,878)	192,344

INVESTMENTS IN ASSOCIATES—2005
	Thousands of Euros
Company	Balance at 01/01/05	Increases	Share of Results for the Year	Disposals/ Transfers	Balance at 31/12/05
Auna Group	638,635		1,593	(635,939)	4,289
Applus Servicios Tecnológicos, S.L.		111,899	6,431		118,330
Sociedades mejicanas aeroportuarias	22,832		1,134	(33,972)	(10,006)
Sociedade Galega do Medio Ambiente, S.A.	16,722	125	3,431		20,278
Subgrupo Unión Fenosa Gas	5,384	4,624	(89)	(61)	9,858
Subgrupo Enel Unión Fenosa Renovables	2,956		1,380	(328)	4,008
R Cable y Telecomunicaciones Galicia, S.A.	2,486	213	(886)		1,813
Other companies	8,015		546	(639)	7,922

TOTAL	697,030	116,861	13,540	(670,939)	156,492

In the first quarter of 2006 the Unión Fenosa Group acquired an additional 2.32% ownership interest in Applus Servicios Tecnológicos, S.L. for EUR 17 million, thus achieving a percentage of 25%, and made an additional investment of EUR 13.1 million in R Cable y Telecomunicaciones Galicia, S.A., achieving a percentage of ownership of 36.12%.

In the second quarter of 2006 Aeropuertos del Pacífico Noroeste, S.A. de C.V. was legally transformed and became Unión Fenosa Energías Renovables México, S.A. de C.V., a fully consolidated company, which led to an addition of EUR 10 million to this heading relating to the negative value of this investment at the date of its transfer.

12. Inventories

The detail “Inventories” in the accompanying consolidated balance sheets at 31 December 2006 and 2005 is as follows:

INVENTORIES

	Thousands of Euros
	2006	2005
Raw materials and other supplies	129,683	92,074
Merchandise	10,573	14,358
Finished goods	8,447	7,886

TOTAL	148,703	114,318

“Inventories” includes the value of coal, fuel oil and diesel inventories contributed by Unión Fenosa Generación, S.A., amounting to EUR 104.8 million at 31 December 2006 (31 December 2005: EUR 65.2 million). It also includes the value of the gas contained in the transmission network owned by Enagas in underground storage facilities and regasification plant tanks, in addition to the value of the LNG inventories located in the Damietta liquefaction plant tanks and in the methane carriers in transit, amounting to EUR 8.1 million at 31 December 2006 (31 December 2005: EUR 14.3 million).

The Unión Fenosa Group is meeting the requirements established by Ministry of Industry, Tourism and Trade Order ITC/3126/2005 on the maintenance of minimum safety stocks in various network facilities, gas pipelines, regasification plants and storage tanks.

13. Current assets

a) Trade and other receivables

The breakdown of “Trade and Other Receivables” is as follows:

TRADE AND OTHER RECEIVABLES

	Thousands of Euros
	2006	2005
Trade receivables	1,488,789	1,541,361
Receivable from Group companies	59,655	79,785
Advances	719	299
Other current receivables	3,498

TOTAL	1,552,661	1,621,445

The Unión Fenosa Group considers that the carrying amount of trade and other receivables approximates their fair value and, where applicable, the related amounts are presented net of the related allowances for doubtful debt.

b) Other current assets

The detail of this heading is as follows:

OTHER CURRENT ACCOUNTS RECEIVABLE

	Thousands of Euros
	2006	2005
Income tax asset	247,475	245,188
VAT and other tax receivables	174,160	190,909
Accrued social security taxes receivable	6,336	6,498
Guarantees and deposits	41,653	34,927
Other current assets	18,571	10,464

TOTAL	488,195	487,986

c) Cash and cash equivalents

Cash and cash equivalents totalled EUR 97.3 million at 31 December 2006 (31 December 2005: EUR 151.1 million), which were fully liquid and unrestricted as to their use.

14. Assets classified as held for sale

The detail of “Assets Classified as Held for Sale” at 31 December 2006 and 2005 is as follows:

ASSETS CLASSIFIED AS HELD FOR SALE

	Thousands of Euros
	Assets classified as held for sale		Liabilities Associated with Assets Classified as Held for Sale		Profit (Loss) from Discontinued Operations
Company	2006	2005	2006	2005	2006	2005
Red Eléctrica de España, S.A.	87,899
Mexican airport companies		39,724			11,144
Socoin and other engineering companies	226	82,017	226	55,873
IPT and other telecommunications engineering companies		119,598		105,123	(7,874)	(3,458)
Professional services companies
Soluziona USA					(4,594)
STI Chile	7,210		4,677		(4,283)
Remainder			287		(440)

TOTAL	95,335	241,339	5,190	160,996	(6,047)	(3,458)

In compliance with Royal Decree Law 5/2005 of 11 March, whereby from 1 January 2008 its holding in Red Eléctrica de España, S.A. cannot exceed 1%, the Union Fenosa Group has classified its other investments of 2% in the company as an asset held for sale for EUR 87.9 million (see Note 10).

In the first quarter of 2006, the investment in Aeropuertos Mexicanos del Pacífico, S.A. de C.V. in the international business division was sold giving rise to a net gain of EUR 11.1 million.

In 2006 Socoin Construcción e Ingeniería Industrial, S.L.U.and Soluziona S.A. Bolivia were fully consolidated. This change led to reductions in assets and liabilities classified as held for sale of EUR 81.8 million and EUR 55.6 million, respectively. Socoin México, S.A. de C.V is still classified as held for sale. Also in 2006 the sale agreement for the telecommunications engineering business was executed, giving rise to a loss of EUR 7.9 million.

In the international professional services business area, Soluziona USA, Inc. was sold for a loss of EUR 4.6 million and the Chilean company Soluciones Tecnológicas Integradas, S.A. was classified as held for sale.

15. Equity

The changes in equity accounts in 2006 and 2005 were as follows:

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—2006 and 2005

	Thousands of Euros
	Share Capital	Share Premium	Treasury Shares	Reserves of the Parent	Reserve for Translation Differences	Revaluation Reserves	Reserves in Consolidated Companies	Profit for the Year Attributable to the Parent	Interim Dividend for the Year	Minority Interests	Consolidated Equity
Balances at 01/01/05	914,038	99,156	(13,724)	2,060,526	101,341	226,721	(719,866)	376,751	(82,613)	355,772	3,318,102

Capital increase
Distribution of profit
—Retained earnings				(314,353)			509,887	(195,528)	82,613		82,619
—Dividends paid by the Parent								(181,223)			(181,223)
—Dividends paid to minority interests										(15,482)	(15,482)
—Dividends received by the Parent				286,377			(286,377)
Inclusion of new companies in the scope of consolidation										687,076	687,076
Transfer between reserves					(3,952)		3,952
Valuation adjustments					156,646	238,442				93,990	489,078
Other IFRS adjustments recognised in equity				(34,944)			(14,313)				(49,257)
Other			11,337	(42,246)			18,860			10,450	(1,599)
Profit for the year								823,728	(97,433)	11,161	737,456

Balances at 31/12/05	914,038	99,156	(2,387)	1,955,360	254,035	465,163	(487,857)	823,728	(97,433)	1,142,967	5,066,770

Capital increase
Distribution of profit
—Retained earnings				(387,950)			980,390	(592,440)	97,433		97,433
—Dividends paid by the Parent								(231,288)			(231,288)
—Dividends paid to minority interests										(34,593)	(34,593)
—Dividends received by the Parent				717,987			(717,987)
Transfer between reserves				(48,438)			48,438
Valuation adjustments					(160,112)	376,710				(9,130)	207,468
Other IFRS adjustments recognised in equity				(507)		(6,769)	(20,085)			(9,144)	(36,505)
Other			(30,048)	(14,667)			(3,595)			(14,550)	(62,860)
Profit for the year								635,359	(121,475)	17,278	531,162

Balances at 31/12/06	914,038	99,156	(32,435)	2,221,785	93,923	835,104	(200,696)	635,359	(121,475)	1,092,828	5,537,587

On 8 June 2006, the shareholders at the Annual General Meeting resolved to pay a final dividend of EUR 133.9 million, payable on or after 3 July 2006.

15.01. Share capital

The share capital of Unión Fenosa, S.A. is represented by 304,679,326 fully subscribed and paid common bearer shares of EUR 3 par value each, all of which are listed on Spanish stock exchanges and are traded on the Spanish Stock Market Interconnection System.

On 17 June 2003, the shareholders at the Annual General Meeting of Unión Fenosa, S.A. authorised the Board of Directors, pursuant to Article 153.1b of the Consolidated Companies Law, to increase capital within a maximum period of five years, at one or several times, whenever the directors may consider it appropriate, by up to 50% of the share capital at the present date, with the possible disapplication of preferential subscription rights.

At 31 December 2006, the significant ownership interests in Unión Fenosa, S.A.’s share capital were as follows:

SIGNIFICANT OWNERSHIP INTERESTS

Company	Total % of Share Capital
ACS, Actividades de Construcción y Servicios, S.A.	40.47
Caja de Ahorros de Galicia (Caixa Galicia)	8.05
Caja de Ahorros del Mediterráneo	5.15
Caixa de Aforros de Vigo, Ourense e Pontevedra (Caixanova)	5.02
Banco Pastor, S.A.	3.76

15.02. Share premium

In 2006 and 2005 there were no changes in this consolidated balance sheet account.

The Consolidated Companies Law expressly permits the use of the share premium account balance to increase capital and does not establish any specific restrictions as to its use.

15.03. Treasury shares

The 990,927 shares of the Parent held by it and its subsidiaries (or by a third party acting on behalf of the Parent) at 31 December 2006 represented 0.33% of the Parent’s share capital, with a par value of EUR 3 million and an average acquisition price of EUR 32.73 per share. At 31 December 2005, the 200,000 treasury shares held represented 0.07% of the Parent’s share capital with a par value of EUR 0.6 million and an average acquisition price of EUR 11.73 per action. The Group held an average of 595,463 treasury shares in 2006 (2005: 577,500 shares).

Under the Spanish Companies Law, shares thus acquired must be disposed of within three years from the acquisition date, unless they are retired by reducing capital or, together with those held by the Parent and its subsidiaries, they do not exceed 10% of share capital.

15.04. Reserves

15.04.01. Revaluation reserve

Several Spanish Group companies revalued their property, plant and equipment pursuant to Royal Decree-Law 7/1996, of 7 June. As a result of the revaluation, a “Revaluation Reserve Royal Decree-Law 7/1996” account was recognised. On 22 December 1998, the balance of the “Revaluation Reserve Royal Decree Law 7/1996” account of the Parent, which amounted to EUR 830 million, was approved by the tax authorities and, accordingly, it can be used to offset accounting losses, to increase share capital and, after ten years have elapsed from the date of the balance sheet reflecting the revaluation, it can be taken to unrestricted reserves.

Furthermore, the balance of this account can only be used when the surplus has been realised. The surplus will be deemed to have been realised in respect of the portion of the revalued assets on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred, up to the limit of the losses incurred.

If this balance were used in a manner other than that provided for in Royal Decree-Law 7/1996, it would be subject to tax.

15.04.02. Legal reserve

Under the Consolidated Spanish Companies Law, 10% of net profit for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

The legal reserve had reached the legally stipulated level at 31 December 2006.

15.04.03. Reserves for translation differences

The detail of the translation differences included in equity, by company and calculated in accordance with the information given in Note 06.01, is as follows:

TRANSLATION DIFFERENCES

	Thousands of Euros
	2006	2005
Electric utilities in Colombia	80,053	180,356
Electric utilities in Panama	5,835	12,712
Unión Fenosa Gas Subgroup	1,941	3,827
Professional services companies	330	5,122
Electricity distributors in Moldova	(2,555)	7,915
Electricity distributors in Nicaragua	(6,477)	(1,669)
Other entities	14,796	45,772

TOTAL	93,923	254,035

15.04.04. Revaluation reserves

The breakdown of “Equity—Revaluation Reserves” at 31 December 2006 and 2005 is as follows:

REVALUATION RESERVES

	Thousands of Euros
	2006	2005
Changes in the value of available-for-sale investments	754,324	386,219
Changes in the value of assets	78,656	85,425
Changes in the value of cash flow hedging derivatives	2,124	(6,481)

TOTAL	835,104	465,163

“Changes in the Value of Available-for-Sale Investments” reflects the effect on equity of the measurement of these financial assets at fair value (see Note 10). These investments are mainly those in the Cepsa Group, Red Eléctrica de España, S.A., France Telecom Operadores de Telecomunicaciones, S.A. (previously Auna Operadores de Telecomunicaciones, S.A.) and Manila Electric Corporation, Inc, which in 2006 contributed revaluation reserves, net of the related tax effect, amounting to EUR 526 million, EUR 96 million, EUR 89.3 million and EUR 43.2 million, respectively. In 2005 the main contributions were from the Cepsa Group, Red Eléctrica de España, S.A. and Auna Operadores de Telecomunicaciones, S.A. amounting to EUR 227.5 million, EUR 71.4 million and EUR 82.5 million, respectively.

15.04.05. Other reserves

“Equity—Reserves of the Parent” includes, inter alia, restricted reserves set up by Unión Fenosa, S.A., such as the revaluation reserve (see Note 15.04.01) and the legal reserve (see Note 15.04.02), as well as its retained earnings.

The restricted reserves relating to Group companies other than the Parent are recognised under “Reserves of Consolidated Companies”, which includes, inter alia, the reserves of the fully and proportionately consolidated companies, and the companies accounted for using the equity method.

15.05. Dividends

At the Annual General Meeting of Unión Fenosa, S.A. held on 8 June 2006, the shareholders approved the distribution of a final dividend out of the profit for 2005 of EUR 0.44 gross per share, for a total amount of EUR 134.1 million.

In December 2006 the Board of Directors of the Parent, Unión Fenosa, S.A., resolved to distribute an interim dividend out of the profit for the year of EUR 0.4 gross per share, giving a total gross dividend of EUR 121.9 million(2005: EUR 97.5 million). This interim dividend is presented under “Retained Earnings” as a deduction from the equity of the Unión Fenosa Group.

15.06. Minority interests

The balance of “Minority Interests” reflects the equity of minority shareholders in the fully consolidated Group companies. Additionally, the balance of “Profit for the Year—Attributable to Minority Interests” in the consolidated income statement represents the equity of minority shareholders in the profit for the year.

The detail of “Equity—Minority Interests” at 31 December 2006 and 2005 is as follows:

MINORITY INTERESTS at 31 December 2006

	Thousands of Euros
Company	Capital and Reserves	Preference Shares	Translation Differences	Profit (Loss) for the Year	Total
Unión Fenosa Preferentes, S.A.		670,754			670,754
Electric utilities in Colombia	437,475		(147,825)	(62)	289,588
Electricity distributors in Panama	50,558		(6,275)	14,097	58,380
Unión Fenosa Gas Subgroup	30,227		(6,162)	590	24,655
Electricity distributors in Nicaragua	20,708		(8,289)	(2,871)	9,548
Prointec Subgroup	8,618			1,860	10,478
Electricity producer in Costa Rica	8,724		(1,681)	(335)	6,708
Electricity distributors in Moldova	6,189		(699)	672	6,162
Electricity producer in Kenya	6,543		(1,121)	93	5,515
Electricity distributors in Guatemala	5,043		(1,282)	1,641	5,402
Other companies	5,040		(995)	1,593	5,638

TOTAL	579,125	670,754	(174,329)	17,278	1,092,828

MINORITY INTERESTS at 31 December 2005

	Thousands of Euros
Company	Capital and Reserves	Preference Shares	Translation Differences	Profit (Loss) for the Year	Total
Unión Fenosa Preferentes, S.A.		687,076			687,076
Electric utilities in Colombia	479,599		(151,478)	(6,728)	321,393
Electricity distributors in Panama	50,765		342	13,550	64,657
Unión Fenosa Gas Subgroup	30,471		(3,173)	(199)	27,099
Electricity distributors in Nicaragua	20,910		(7,096)	(2,318)	11,496
Prointec Subgroup	6,471			2,492	8,963
Electricity producer in Costa Rica	(54)		(1,732)	1,043	(743)
Electricity distributors in Moldova	6,228		(55)	155	6,328
Electricity producer in Kenya	6,404		(478)	271	6,197
Electricity distributors in Guatemala	4,952		(661)	1,924	6,215
Other companies	4,184		(869)	971	4,286

TOTAL	609,930	687,076	(165,200)	11,161	1,142,967

In 2005 Unión Fenosa Preferentes, S.A. issued preference shares for a face value of EUR 700 million, which are classified under “Minority Interests” (see Note 06.13). The main features of this issue are as follows:

Dividend: variable and non-cumulative: from the disbursement date (30 June 2005) to 30 June 2015, the dividend will be three-month Euribor plus a spread of 0.65%; from that date, it will be three-month Euribor plus a spread of 1.65%.

Dividend payments: dividends will be paid each calendar quarter in arrears. Payment is conditional on the obtainment by the Unión Fenosa Group of distributable profit, which is deemed to be the lower of net profit declared by the Unión Fenosa Group and that of the guarantor.

Term: perpetual. The issuer may retire the shares issued in full or partially after 30 June 2015. If the shares are retired, they will be retired for their par value.

Yield: payment of dividends will be preferred and non-cumulative and is conditional on the obtainment of distributable profit by Unión Fenosa and on the payment of dividends to holders of the common shares. The issuer may opt to, but is not obliged to, make payment in kind to the shareholders by increasing the par value of the preference shares.

Guarantee: joint and several irrevocable guarantee from Unión Fenosa, S.A.

Voting rights: none.

16. Financial debt

The breakdown of the Unión Fenosa Group’s bank borrowings in 2006 and 2005 is as follows:

FINANCIAL DEBT

	Thousands of Euros
	2006		2005
	Non-Current	Current	Non-Current	Current
Bank loans	2,845,502	451,270	3,368,437	479,024
Debentures and bonds	618,503	702,713	1,537,983	26,838
Other held-for-trading liabilities	586,923	468,853	594,142	221,413

TOTAL	4,050,928	1,622,836	5,500,562	727,275

16.01. Bank borrowings

The detail, by currency and maturity, of the bank borrowings at 31 December 2006 and 2005 is as follows:

BANK BORROWINGS at 31 December 2006

	Thousands of Euros
		Maturity
	Balance at 31/12/06	2007	2008	2009	2010	2011	Subsequent Years
In euros	1,370,513	223,577	123,009	284,637	159,062	249,099	331,129
In currencies other than the euro	1,926,259	227,693	311,126	343,328	381,953	100,432	561,727
—US dollar	1,420,222	148,878	237,610	294,527	348,144	66,623	324,440
—Colombian peso	287,196	72,309	73,516	48,801	33,809	33,809	24,952
—Japanese yen	212,335						212,335
—Other currencies	6,506	6,506

TOTAL	3,296,772	451,270	434,135	627,965	541,015	349,531	892,856

BANK BORROWINGS at 31 December 2005

	Thousands of Euros
		Maturity
	Balance at 31/12/05	2006	2007	2008	2009	2010	Subsequent Years
In euros	1,312,018	153,854	99,535	98,580	175,129	414,280	370,640
In currencies other than the euro	2,535,443	325,170	120,636	330,841	378,233	677,169	703,394
—US dollar	1,992,185	249,145	96,124	280,903	324,699	640,173	401,141
—Colombian peso	284,711	56,857	24,512	49,938	53,534	36,996	62,874
—Japanese yen	243,067	3,688					239,379
—Other currencies	15,480	15,480

TOTAL	3,847,461	479,024	220,171	429,421	553,362	1,091,449	1,074,034

The bank borrowings bore average interest at 5.65% in 2006 and 5.1% in 2005.

The purpose of the debt denominated in US dollars is to finance investments whose functional currency is the US dollar. Effective hedges have been arranged for these transactions.

At 31 December 2006, the Unión Fenosa Group had an undrawn amount of EUR 2.592.1 million, of which EUR 2,252.6 million related to the Parent (EUR 2,116.2 million and EUR 1,662.5 million, respectively, at 31 December 2005), which covers debt servicing for a period of at least 12 months.

The loans in currencies other than the euro are shown at their equivalent euro value at each year-end, calculated at the exchange rates then prevailing.

16.02. Debt instruments and other held-for-trading liabilities

The detail, by maturity, of the Unión Fenosa Group’s non-current and current held-for-trading liabilities at 31 December 2006 and 2005 is as follows:

HELD-FOR-TRADING LIABILITIES at 31 December 2006

	Thousands of Euros
		Maturity
	Balance at 31/12/06	2007	2008	2009	2010	2011	Subsequent Years
Nonconvertible debentures and bonds	1,321,216	702,713		48,139	570,364
Preference shares	579,937						579,937
Other held-for-trading liabilities	475,839	468,853	6,986

TOTAL	2,376,992	1,171,566	6,986	48,139	570,364		579,937

HELD-FOR-TRADING LIABILITIES at 31 December 2005

	Thousands of Euros
		Maturity
	Balance at 31/12/05	2006	2007	2008	2009	2010	Subsequent Years
Nonconvertible debentures and bonds	1,564,821	26,838	706,536	3,651	56,524	567,485	203,787
Preference shares	578,142						578,142
Other held-for-trading liabilities	237,413	221,413	16,000

TOTAL	2,380,376	248,251	722,536	3,651	56,524	567,485	781,929

The “Non-Convertible Debentures and Bonds” include mainly the Euronotes totalling EUR 1,200 million issued in 2002 and 2003 by Unión Fenosa Finance BV, of which EUR 700 million bear interest at 5.87% and EUR 500 million bear interest at 5%.

“Other Held-for-Trading Liabilities” includes the corporate promissory notes issued by Unión Fenosa, S.A. The average annual interest rate on the outstanding corporate promissory notes was 2.89% in 2006 (2005: 2.21%).

The preference shares relate to the issue made by Unión Fenosa Financial Services USA, Llc. in 2003 for a total par value of EUR 609.2 million. The features of this share issue are as follows:

•

Dividend: variable and non-cumulative; three-month Euribor plus a spread of 0.25% APR with a cap of 7% and a floor of 4.25% until 20 May 2013, and three-month Euribor plus a spread of 4% APR from that date. The dividends accrued during the year are included under the heading “Finance Costs” in the accompanying consolidated income statement.

•	Term: perpetual. The issuer has the option of retiring all or some of the shares early on or after 20 May 2013. If the shares are retired, they will be retired for their par value.

•	Yield: payment of dividends will be preferred and non-cumulative and is conditional on the obtainment of a consolidated profit or on the payment of dividends to holders of the common shares.

•	Guarantee: joint and several irrevocable guarantee from Unión Fenosa, S.A.

•	Voting rights: none.

17. Post-employment benefit obligations

The changes in 2006 and 2005 in the post-employment benefit obligations recognised under “Non-Current Liabilities—Provisions” in the consolidated balance sheet were as follows:

POST-EMPLOYMENT BENEFIT OBLIGATIONS

	Thousands of Euros
	2006	2005
Beginning balance	744,106	595,284
Changes in the scope of consolidation due to sale of companies	(4)	9
Changes due to exchange rate	(26,888)	56,698
Provisions	51,744	210,753
—charged to reserves	507	82,599
—charged to profit	51,237	128,154
—Staff costs	6,613	76,408
—Finance costs	44,100	51,746
—Gastos diversos	524
Transfer between provisions	2,705	(1,475)
Amounts used	(121,656)	(117,163)
—credited to reserves	(8,020)	(8,970)
—credited to profit	(18,542)	(16,559)
—pension payments	(95,094)	(91,634)

Ending balance	650,007	744,106

Most of the post-employment obligations of the Union Fenosa Group come from the Spanish companies Unión Fenosa, S.A., Unión Fenosa Distribución, S.A. and Unión Fenosa Generación, S.A. and from the Colombian companies Electrificadora de la Costa Atlántica, S.A. E.S.P., Electrificadora del Caribe, S.A. E.S.P. and Empresa de Energía del Pacífico, S.A. E.S.P.

As regards the Spanish companies, the employees who retired prior to November 2002 and a residual portion of the current personnel, are entitled to defined benefit supplementary pension payments. This commitment has been externalised through insurance policies. There is no additional obligation to pay the insurance policy premiums, except for those arising from the updating of certain actuarial variables, basically the increase in the CPI and the retirement age. Also, as an exception, certain defined contribution obligations have been externalised through insurance policies.

Most of the Spanish companies’ current employees are participants in a jointly sponsored, employment-based defined contribution transferable pension plan pursuant to current legislation. The Unión Fenosa pension plan is included in the “Unión Fenosa Pensiones Fondo de Pensiones”, fund managed by Santander Pensiones, S.A., E.G.F.P. and deposited at Santander Investment Services, S.A.

The contributions to the aforementioned schemes are recognised as employee benefits as they vest. The benefits paid in advance are recognised as an asset to the extent that they involve a cash reimbursement or a reduction of future payments.

Unión Fenosa, S.A. jointly manages the externalisation of the pension obligations for Unión Fenosa, S.A., Unión Fenosa Distribución, S.A. and Unión Fenosa Generación, S.A., under an agreement signed between the parties, and pays, on the companies’ behalf, the related premiums or contributions arising from the maintenance of the pension obligations established. In 2005 and 2005 Unión Fenosa, S.A. updated its various insurance policies by arranging supplementary policies to ensure that its pension obligations were covered at all times.

There are also other defined benefit pension obligations at the Colombian electric utilities Electrificadora de la Costa Atlántica, S.A. E.S.P., Electrificadora Del Caribe, S.A. E.S.P. and Empresa de Energía Del Pacífico S.A. E.S.P, for which the accrued liability is covered on the basis of actuarial studies conducted in accordance with IFRSs.

Also, the liabilities incurred at 31 December 2006 and 2005 include other obligations to the employees of certain Spanish and Colombian companies, such as electricity consumption, educational grants and healthcare.

The actuarial valuation was performed individually by group of employees based on the projected unit credit method. At 31 December 2005 and 2006, the assumptions used to calculate the actuarial liability were as follows:

ACTUARIAL ASSUMPTIONS

	2006		2005
	Spain	Colombia	Spain	Colombia
Interest rate	3.87% - 4.41%	10.4%	2.9% - 4.5%	11.93%
CPI	2.5%	4.85%	2.5%	6.08%
Mortality tables	GRM /F 95	TCMR ISS 80/89	GRM /F 95	TCMR ISS 80/90

The detail of the actuarial liabilities and externalised plan assets for the existing defined benefit obligations is as follows:

ACTUARIAL ASSETS AND LIABILITIES

	Thousands of Euros
	2006	2005
Actuarial liabilities	1,390,466	1,471,542
Externalised plan assets	740,459	729,710
Provision for post-employment benefits	650,007	744,106

The provisions recognised under “Staff Costs” and “Finance Costs” relate to the current employee costs and the finance costs of the related provisions accrued during the year (see Notes 23 and 25). The amounts recognised under “Equity” relate to the actuarial gains and losses and to the change in the liability derived from the change in the market value of the plan assets.

In previous years the Unión Fenosa Group approved voluntary redundancy plans planes that enabled employees who met certain conditions to take early retirement prior to reaching retirement age. The provision recognised in this connection amounted to EUR 100.9 million at 31 December 2006 (31 December 2005: EUR 120.4 million) and the period provision charged to income amounted to EUR 4.7 million (2005: EUR 79.4 million).

In 2006 the amounts used recognised with a credit to equity were related mainly to the change in the actuarial assumptions associated with the post-employment benefit obligations at the Spanish companies amounting to EUR 6.3 millions. In 2005 these differences in actuarial assumptions led to the recognition of a provision of EUR 79.1 million with a charge to equity, arising mainly from the obligation to cover the obligations to supply electricity to employees under the tariffs established on a general basis pursuant to Royal Decree 1556/2005.

Also, in 2006 a new collective labour agreement was signed at Electrificadora de la Costa Atlántica, S.A. E.S.P. and Electrificadora del Caribe, S.A. E.S.P. which reduced the pension obligations by EUR 18.5 million, and this amount was credited to staff costs. In 2005 the provision for post-employment obligations at the aforementioned Colombian companies was reduced, as a result of changes in the actuarial assumptions (with a credit to reserves) and a change in the obligations (with a credit to staff costs), arising from a change in local legislation, by EUR 8.4 million and EUR 14.9 million, respectively.

18. Other provisions

The changes in 2006 in “Other Long-Term Provisions” in the accompanying consolidated balance sheet were as follows:

OTHER PROVISIONS

	Thousands of Euros
	2006	2005
Beginning balance	495,134	301,208

Changes in the scope of consolidation	759	(260)
Period provision charged to income	98,069	255,884
Reversal of provisions with a credit to income	(32,563)	(14,260)
Transfers and other changes	11,960	(33,040)
Amounts used	(103,947)	(26,924)
Changes due to exchange rate	(7,403)	12,526

Ending balance	462,009	495,134

a) Long term

The main long-term provisions are as follows:

The provision required to cover the costs of decommissioning nuclear plants amounted to EUR 73.6 million at 31 December 2006 (31 December 2005: EUR 72 million), as established in Electricity Industry Law 54/1997, of 27 November, Royal Decree 1349/2003, of 31 October, governing the activities of ENRESA and its financing, and Royal Decree-Law 5/2005, of 11 March, on urgent measures to boost productivity and improve public contracting. This provision includes the costs that arise during the period of transfer of the plants and the value of the residual energy capacity of the last core, calculated on the basis of present current costs to which a discount rate of 6.5% is applied.

Lignitos de Meirama, S.A. had recognised a provision of EUR 39.7 million at 31 December 2006 (31 December 2005: EUR 39.3 million) in accordance with its plan to provide for mine abandonment expenses, which was approved by the tax authorities, as provided for in the Spanish Companies Law.

Based on an evaluation of the expected cash flows of the Moldovan and Nicaraguan distributors, performed in accordance with the most stringent profitability criteria, and considering the good performance of the operating parameters of the businesses in 2006, the Unión Fenosa Group has recognised an impairment loss of EUR 123.3 million on the assets at 31 December 2006 (31 December 2005: EUR 108.3 million) (see Note 27).

In 2005 the Union Fenosa Group was involved in a process to restructure and sell its installation and maintenance subsidiaries that provide services for the telecommunications engineering and industrial construction services industries. To this end, provisions totalling EUR 39 million were recognised in 2005. Once the restructuring processes had come to an end, these provisions were used in 2006 for the purpose they had been recognised.

Electrificadora de la Costa Atlántica, S.A. E.S.P. and Electrificadora del Caribe, S.A. E.S.P. contributed provisions amounting to EUR 31.6 million at 31 December 2006 (31 December 2005: EUR 56.4 million), in order to cover the risks that might arise from litigation relating to civil and labour-related proceedings brought initially against the companies whose privatisation led to the incorporation of the aforementioned Group companies.

In July 2004 the Board of Directors established a deferred remuneration plan for the executives tied to the fulfilment of the Group’s Business Plan. At 31 December 2006 a provision of EUR 30.1 million had been recognised in this connection (31 December 2005: EUR 15 million), once the related amount had accrued and the targets set had been achieved (see Note 23).

b) Short term

The short-term provisions (EUR 57 million at 31 December 2006 and EUR 110.8 million at 31 December 2005) relate mainly to emission allowances. At 31 December 2006, the Group had acquired all the allowances required to meet the annual emissions shortfall and recognised the allowances acquired and consumed in 2006 that will be delivered in 2007 under “Other Short-Term Provisions”, amounting to EUR 48.3 million (3.1 million tonnes of CO2). At 31 December 2005, the amount of this provision amounted originally to EUR 191.7 million. However, this amount was reduced by EUR 113.9 million in the accompanying consolidated balance sheet to bring it into line with the accounting policy adopted in 2006 whereby all the rights allocated for no consideration are assigned a zero balance (see Note 05.01. a).

19. Other financial liabilities

At 31 December 2006, “Other Financial Liabilities” included EUR 64.5 million relating to unaccrued interest payable.

Also, in 2006 EUR 35.5 million of long- and short-term debt under the Union Fenosa Pension Plan relating to the externalised obligations were repaid early (EUR 34.7 million of principal and EUR 0.8 million of accrued interest.) Financing repaid bore interest at 5.5%.

20. Other liabilities

The detail of the main items recognised as other liabilities at 31 December 2006 and 2005 is as follows:

OTHER LIABILITIES

	Thousands of Euros
	2006		2005
	Non-Current	Current	Non-Current	Current
Deferred income	599,757		561,170
Long-term payables to non-current asset suppliers	84,340		102,352
Payable to Group companies and associates	35,701	33,351	3,369	65,165
Dividend and premiums payable		122,336		99,251
Income tax liability		116,969		315,484
VAT and other tax payables		140,008		271,785
Accrued social security taxes payable		10,297		10,773
Remuneration payable		40,963		39,100
Guarantees and deposits	134,044	4,506	125,685	1,431
Other payables	232,356	1,237,851	329,895	871,101

TOTAL	1,086,198	1,706,281	1,122,471	1,674,090

Grants relating to assets are included under “Deferred Income”. They relate mainly to third-party contributions for the improvement of the Unión Fenosa Group’s electricity distribution facilities and are allocated to income in proportion to the period depreciation on the subsidised assets. In 2006 the balance of these grants amounted to EUR 270.8 million (31 December 2005: EUR 242.5 million).

Also, “Deferred Income” includes notably the balance contributed by Unión Fenosa Distribución, S.A., which relates mainly to extension charges, reactive energy billings and autoproducer connection charges, amounting to EUR 257.7 million at 31 December 2006 (31 December 2005: EUR 249.1 million)

The obligations under finance leases under “Other Payables” relate to the discounted values of the obligations under the long-term time-charters arranged by Unión Fenosa Gas, S.A. for two methane gas tankers for the transportation of LNC and those relating to the lease of capacity at the Termovalle power plant in Colombia (see Note 7). The detail of the maturities established for these obligations and of the future finance charges are as follows:

OBLIGATIONS UNDER FINANCE LEASES

	Thousands of Euros
	Minimum Lease Payments
	2006	2005
Obligations under finance leases:
Within one year	26,132	28,021
Between two and five years	103,794	112,342
After five years	329,037	381,369

Total obligations	458,963	521,732

Less: future finance charges	239,358	275,483

Present value of lease obligations	219,605	246,249

There are no significant obligations under non-cancellable operating leases.

21. Revenue

The detail of “Revenue” in the accompanying consolidated income statement is as follows:

REVENUE

	Thousands of Euros
	2006	2005
Electricity sales	4,039,402	4,604,146
Gas sales	355,860	183,406
Energy services rendered	1,055,458	608,556
Professional services rendered	430,863	398,953
Other sales	101,853	105,476
Sundry revenue	73,253	84,326

TOTAL	6,056,689	5,984,863

In 2006 the power sales between Unión Fenosa Generación, S.A. and Unión Fenosa Comercial, S.A. under the bilateral agreement between the two parties were eliminated. Also eliminated were the power sales by Unión Fenosa Generación, S.A. to the organised production market, relating to the purchases made on this market by Unión Fenosa Distribución, S.A., in the same time slot and which may be treated in the same way as bilateral transactions pursuant to Royal Decree Law 3/2006, of 24 February.

In 2005 there were no eliminations of power sales between Unión Fenosa Generación, S.A. and Unión Fenosa Comercial, S.A. that were not included in bilateral contracts, amounting to EUR 300.8 million; in any event, the effect thereof on the consolidated financial statements was not material.

The balance of “Other Sales” relating to 2005 was reduced by EUR 113.9 million as a result of the uniformity adjustment made to bring it into line with the policy applied in 2006, of assigning the emission allowances allocated for no consideration at a zero balance (see Note 05.01.a).

22. Procurements

The detail of “Procurements” in the accompanying consolidated income statement is as follows:

PROCUREMENTS

	Thousands of Euros
	2006	2005
Electricity purchases	1,029,831	1,509,870
Gas consumed	165,209	154,479
Raw materials consumed	921,330	844,733
Energy services purchased	528,528	382,013
Purchases for the rendering of services	72,649	126,675
Other materials consumed	182,178	214,462
Changes in inventories of finished goods and work in progress	(1,584)	(1,817)

TOTAL	2,898,141	3,230,415

In 2006 the Unión Fenosa Group recognised a cost of EUR 102 million in relation to Article 2 of Royal Decree Law 3/2006, of 24 February (see Note 02.02.01) under “Energy Services Purchased”, although the definitive methodology to be applied for calculating the aforementioned amount has not yet been defined.

The amount of “Energy Services Purchased” in 2005 in the table above was reduced by EUR 113.9 million with respect to the amount that appears in the financial statements prepared in 2005 (see Note 05.01.a).

23. Staff costs

The detail of “Staff Costs” in the accompanying consolidated income statement is as follows:

STAFF COSTS

	Thousands of Euros
	2006	2005
Remuneration	508,955	555,154
Social security costs	94,128	102,287
Employee and post-employment benefits	40,027	30,496

TOTAL	643,110	687,937

In order to tailor the workforce to organisational and business needs, the Unión Fenosa Group has implemented various voluntary redundancy plans and recognised the related provisions estimated on the basis of certain expectations as to the number of employees that would avail themselves of it. The staff costs in this connection totalled EUR 0.6 million at 31 December 2006 (2005: EUR 75 million) (see Note 17).

These accounts include, as remuneration of directors of Unión Fenosa, S.A. who have employment relationships or responsibilities at various executive levels, EUR 4 million in 2006 relating to salaries and other rights (2005: EUR 5.4 million) and EUR 0.4 million in 2006 relating to contributions to pension and similar plans (2005: EUR 0.6 million) (see Note 17).

In order to stimulate and reward the commitment and dedication of the management team, in July 2004 the Board of Directors of Union Fenosa, S.A. established a deferred remuneration system tied to the fulfilment of the Unión Fenosa Group’s Business Plan for 2004-2007. Staff costs amounting to EUR 13.3 million were incurred in 2006 in this connection (2005: EUR 14 million), of which EUR 0.9 million relate to directors of the Parent. This amount was calculated on the basis of the degree of fulfilment of the objectives set.

The Unión Fenosa Group had an average of 17,765 and 18,485 employees in 2006 and 2005, respectively.

24. Other expenses

The detail of “Other Expenses” in the accompanying consolidated income statement is as follows:

OTHER EXPENSES

	Thousands of Euros
	2006	2005
Operating and maintenance expenses	194,957	137,931
Other outside services and sundry expenses	296,939	369,949
Taxes other than income tax	105,932	102,381
Impairment loss on accounts receivable	91,824	62,313

TOTAL	689,652	672,574

“Other Outside Services and Sundry Expenses” includes, among other items, research expenditure amounting to EUR 0.9 million at 31 December 2006 (31 December 2005: EUR 1.5 million) and the fees paid by the consolidated companies for the audit of their financial statements, other assurance services and consulting services received. These expenses amounted to EUR 4.5 million in 2006 and to EUR 5.5 million in 2005, the detail being as follows:

AUDIT FEES

	Thousands of Euros
	2006		2005
	Deloitte	Other Firms	Deloitte	Other Firms
Audit	2,274	367	2,280	468
Audit-related services	775		1,401	5
Other services	574	534	608	778

TOTAL	3,623	901	4,289	1,250

25. Finance costs

The detail of “Finance Costs” in the accompanying consolidated income statement is as follows:

FINANCE COSTS

	Thousands of Euros
	2006	2005
Borrowing costs	366,503	421,057
Other finance costs	70,161	149,900
Net exchange differences	6,866	(7,487)
Capitalised finance costs	(26,977)	(41,409)

TOTAL	416,553	522,061

The average interest cost on the total consolidated borrowings was 5.44% in 2006, as compared with 5.22% in 2005. The change was due to the increase in the reference interest rates, Euribor and the US dollar LIBOR which experienced an average annual increase of 89 and 179 basis points in 2006 with respect to 2005, offset in part by the effect of the fall in exchange rates in relation to the interest paid on debt denominated US dollars and Colombian pesos.

“Other Finance Costs” relates mainly to the pension obligations (see Note 17). The change with respect to 2005 was due to the costs of EUR 31.4 million incurred on the early repayment of financial transactions and the early repayment of the financing of the externalised pension obligations amounting to EUR 24.1 million.

26. Income from financial assets

The detail of “Income from Financial Assets” in the accompanying consolidated income statement is as follows:

INCOME FROM FINANCIAL ASSETS

	Thousands of Euros
	2006	2005
Return on financial assets	75,557	55,490
Changes in fair value of non-current financial assets	2,252	35,461
Impairment loss on financial assets	(18,642)	(3,562)
Gain on disposal of financial assets	1,216	533

TOTAL	60,383	87,922

a) Return on financial assets

The increase in “Return on Financial Assets” in 2006 was due mainly to the net effect of the change in the fair value of the financing transaction and the associated derivative financial instruments, to which the fair value option permitted under the amendment of IAS 39 (see Notes 06.13 and 16.01) was applied, which amounted to EUR 20.7 million.

The return on financial assets includes, among other items, dividends received in relation to the Unión Fenosa Group’s investments in the Cepsa Group and Red Eléctrica de España, S.A. amounting to EUR 16.7 million and EUR 3.2 million, respectively, in 2006 (2005: EUR 15.1 million and EUR 2.6, respectively).

Lastly, interest income, together with the financial return on accounts receivable amounted to EUR 32.7 million in 2006 (2005: EUR 36.4 million).

b) Changes in fair value of non-current financial assets

At 31 December 2005 the changes in the fair value of non-current financial assets included the fair value of the deferred payment established in the agreement reached in September 2003 with the government of the Dominican Republic for the sale of the Unión Fenosa Group’s investments in Empresa Distribuidora de Electricidad del Norte, S.A. and Empresa Distribuidora de Electricidad del Sur, S.A. At 31 December 2005 EUR 35.4 million, had been recognised in this connection. In 2006 this account receivable was settled and a gain of EUR 2.3 million was recognised as the difference between the amount collected and the amounts recognised in prior years.

c) Impairment loss on financial assets

In both years this heading includes the recognition of a provision for the discount to present value of the customer base financing at long term of the Colombian distributors amounting to EUR 12.4 million at 31 December 2006 and EUR 10.3 million at 31 December 2005. Also, in 2005 certain provisions recognised in prior years were used.

27. Income from non-current non-financial assets

The detail of “Income from Non-Current Non-Financial Assets” in the accompanying consolidated income statements for 2006 and 2005 is as follows:

PROFIT FROM NON-CURRENT NON-FINANCIAL ASSETS

	Thousands of Euros
	2006	2005
Changes in fair value of non-current non-financial assets	(20,881)	(147,370)
Gain on disposal of non-current non-financial assets	35,089	735,155

TOTAL	14,208	587,785

a) Changes in fair value of non-current non-financial assets

“Changes in Fair Value of Non-Current Non-Financial Assets” includes mainly provisions for the impairment losses on the Moldovan and Nicaraguan distributors, amounting to EUR 15 million in 2006 (2005: EUR 108.3 million). Also, in 2005 it includes the loss recognised to write down to fair value the investments in certain telecommunications engineering and industrial construction services subsidiaries of Soluziona amounting to EUR 39 million.

b) Gain on disposal of non-current non-financial assets

The gains on the disposal of non-current non-financial assets relate mainly to the gain on the sale in 2005 of 16.09% of the investment in Auna Operadores de Telecomunicaciones, S.A. amounting to EUR 660.6 million. In 2006 the withholdings from the sale price of the sale of the above-mentioned investment were released and a gain of EUR 30.3 million was recognised.

Also, at 31 December 2005 this account included EUR 73.8 million relating to the gain recognised by the Unión Fenosa Group on the swap of all the shares of Soluziona Calidad y Medio Ambiente, S.L. for a 25% ownership interest in Applus Servicios Tecnológicos, S.L. in which the latter was recognised at fair value on the basis of the commercial substance of the swap (see Note 11).

28. Income tax and deferred taxes

28.01. Reconciliation of the Spanish tax rate to the effective tax rate applicable to the Group

The reconciliation of the statutory tax rate in force in Spain to the effective tax rate applicable to the Group is as follows:

RECONCILIATION OF TAX RATES

	Thousands of Euros
	2006		2005
Profit before tax	975,415		1,091,165
Theoretical tax calculated at 35%	341,395	35.0%	381,908	35.0%
Tax credits recognised	(92,819)	(9.5)%	(15,686)	(1.4)%
Reversal of deferred tax liabilities due to sale of Auna			(121,842)	(11.2)%
Effect of different foreign tax rates	(4,954)	(0.5)%	(1,463)	(0.1)%
Tax losses not recognised as assets	13,404	1.4%	6,207	0.6%
Change in tax rate	51,515	5.3%
Foreign taxes	11,313	1.2%	8,557	0.8%
Other	(3,123)	(0.3)%	(4,863)	(0.4)%

Income tax/Tax rate	316,731	32.5%	252,818	23.2%

As a result of the publication of Law 35/2006, of 28 November, on personal income tax and partially amending the Spanish Corporation Tax, Non-Resident Income Tax and Wealth Tax Laws, the balances of “Deferred Tax Assets” and “Deferred Tax Liabilities” were re-measured at the new tax rates governed by Section 11 of the Final Provision Two of this Law. The new valuation led to an impact on profit (a higher income tax expense) of EUR 33.6 million, included under “Change in Tax Rate” in the table above, and an increase in reserves of EUR 13.5 million.

The other impact on “Change in Tax Rate”, amounting to EUR 17.9 million, was due to the increased income tax expense resulting from the measurement of the deferred tax assets and liabilities of the Colombian companies at the new tax rates established in Colombian tax legislation.

“Others” includes permanent differences not included in the previous sections as well as tax-exempt income.

28.02. Deferred tax assets and liabilities

The detail of the balances of the deferred tax assets and deferred tax liabilities in the accompanying consolidated balance sheets at 31 December 2006 and 2005 and of the changes therein is as follows:

DEFERRED TAX ASSETS

	Thousands of Euros
	2006	2005
Provisions for post-employment benefits (Notes 06.14 and 17)	299,260	430,155
Other provisions (Notes 06.14 and 18)	209,333	332,744
Tax credits	112,531	161,624
Tax losses	19,448	103,924
Other	216,714	193,774

Total	857,286	1,222,221

DEFERRED TAX LIABILITIES

	Thousands of Euros
	2006	2005
Accelerated depreciation/amortisation	104,082	125,563
Assets classified as at fair value:
Available-for-sale financial assets (Note 10)	43,515	208,425
Revalued property, plant and equipment	74,328	110,910
Allocation of asset acquisition price (Note 06.10)	96,586	115,088
Capitalised costs	55,009	64,363
Other	149,862	116,370

TOTAL	523,382	740,719

The balance of the deferred tax assets includes EUR 4.2 million relating to tax losses of the Colombian distributor Electrificadora del Caribe, S.A. E.S.P. which, although it has been incurring accounting losses to date, it is considered should be recognised on the basis of objective evidence regarding their future recoverability before the related statute of limitations period expires, based on the fact that in 2006 part of those recognised in the prior year could be offset. It also includes EUR 9.6 million relating to the tax losses of the Colombian utility Electrificadora de la Costa Atlántica, S.A. E.S.P which had incurred losses until 2005 but in 2006 started to report accounting and taxable profit.

28.03. Unused tax credits and tax relief

The balance of the unused tax credits and tax relief at 31 December 2006 generated by the Parent and by the other subsidiaries in the tax group amounted to EUR 112.5 million (31 December 2005: EUR 161.6 million).

The most significant amounts relate to tax credits for investments in export activities, amounting to EUR 52 million, and to tax credits for the reinvestment of extraordinary gains, amounting to EUR 41.3 million.

In the 2005 income tax return tax credits for the reinvestment of extraordinary gains amounting to EUR 216.1 million were taken, while in the 2006 income tax return tax credits totalling EUR 135.9 million are expected to be deducted.

The Group recognises these balances if it can be reasonably considered that they will be deducted in future years and that it is probable that the conditions established by the related tax legislation will be met in all cases.

The balances of these accounts are classified under “Deferred Tax Assets” in the accompanying consolidated balance sheet.

28.04. Tax losses, tax assets and temporary differences not recognised

The detail, by maturity, of the tax losses, tax assets and temporary differences not recognised in the consolidated balance sheet because of uncertainty as to their recoverability is as follows:

TAX LOSSES, TAX ASSETS AND TEMPORARY DIFFERENCES NOT RECOGNISED

	Thousands of Euros
	Total	2007	2008	2009	2010	2011 and Subsequent Years
Tax losses	74,077	1,670	31,902			40,505

EUR 54 million of the balance of the tax losses relates to Electrificadora de la Costa Atlántica, S.A. E.S.P. and Electrificadora del Caribe, S.A. E.S.P.

29. Earnings per share

The basic earnings per share for 2006 and 2005 were as follows:

BASIC EARNINGS PER SHARE

	Thousands of Euros
	2006	2005
Profit for the year attributable to shareholders of the Parent (thousands of euros)	635,359	823,728
Weighted average number of shares outstanding (thousands of shares) (excluding average number of treasury shares of the Group)	304,084	304,101
Weighted average number of shares outstanding (thousands of shares) (Note 15.01)	304,679	304,679
Average number of treasury shares of the Group (Note 15.03)	595	578
Basic earnings per share (euros)	2.09	2.71

The Unión Fenosa Group did not carry out any transaction that gave rise to diluted earnings per share that did not coincide with basic earnings per share.

30. Guarantee commitments to third parties

At 31 December 2006, the Parent had provided the following guarantees to banks to secure compliance by its subsidiaries with their various obligations:

GUARANTEE COMMITMENTS OF THE PARENT TO THIRD PARTIES

	Thousands of Euros
	2006	2005
Group companies, associates and jointly-controlled entities
—Unión Fenosa Distribución, S.A.	196,311	352,152
—Unión Fenosa Generación, S.A.	74,410	82,873
—Unión Fenosa Comercial, S.L.	39,883	153,876
—Fuerza y Energía de Naco-Nogales, S.A. de C.V.	22,779	25,430
—Fuerza y Energía de Hermosillo, S.A. de C.V.A	20,501	22,887
—Soluziona	38,416	40,855
—Fuerza y Energía de Tuxpan, S.A. de C.V.	18,983	45,792
—Socoin Ingeniería y Construcción Industrial, S.L.	17,785	17,869
—Nueva Generadora del Sur, S.A.	13,170	13,653
—Unión Fenosa Internacional, S.A.	12,083	2,127
—Other companies	34,957	42,106

TOTAL	489,278	799,620

These guarantees, which cover obligations associated with the companies’ normal business activities with third parties, include most notably the following:

•

A counter-guarantee for the credit line arranged by Unión Fenosa Distribución, S.A., Unión Fenosa Generación, S.A. and Unión Fenosa Comercial, S.L. with Banco Bilbao Vizcaya Argentaría, S.A. provided to MEFF Services S.A.U., which acts as beneficiary as instructed by the System Operator of the electricity production market regulated under the new wording of Article 25 of Royal Decree 2019/1997. An aggregate amount of EUR 110 million had been drawn down against this credit line at 31 December 2006.

•

A guarantee for an aggregate amount of EUR 105.4 million provided to the Operador del Mercado Ibérico de Energía- Polo Español, S.A. to guarantee that Unión Fenosa Distribución, S.A., Unión Fenosa Generación, S.A. and Unión Fenosa Comercial, S.L. will retain their status of operators in the electricity production market, pursuant to Royal Decree 2019/1997, of 26 December.

•

Guarantees amounting to EUR 62.3 million provided to Comisión Federal de Electricidad de México and various fuel suppliers in accordance with the Power Purchase Agreements (PPA) and fuel supply agreements, respectively, of Fuerza y Energía de Tuxpan, S.A. de C.V., Fuerza y Energía de Naco Nogales, S.A. de C.V. and Fuerza y Energía de Hermosillo, S.A. de C.V.

•	Construction contract performance bond of EUR 11.3 million provided to the Sagunto Municipal Council for Unión Fenosa Generación, S.A.

•

A guarantee of USD 10 million (EUR 7.6 million) provided to Comisión Federal de Electricidad de México by Unión Fenosa Internacional, S.A. to secure the obligations arising from the electricity generation commitment agreements and the associated power purchase and sale agreements.

•

A counter-guarantee for the credit line arranged by Unión Fenosa Generación, S.A. with Banco Bilbao Vizcaya Argentaría, S.A. provided to OMI Clear—Sociedade de Compensaçao de Mercados de Energia S.A., which manages the settlement system of the MIBEL derivatives market, in compliance with the operating rules of that market. EUR 5 million had been drawn down against this credit line at 31 December 2006.

At 31 December 2006, other Unión Fenosa Group companies had provided guarantees to third parties totalling EUR 3.5 million, broken down as follows: Unión Fenosa Inversiones, S.A., EUR 1.4 million; Soluziona Consultoría y Tecnología, S.L., EUR 1.1 million; and Soluziona Ingeniería, S.L., EUR 1 million.

Also, Unión Fenosa Gas, S.A., a 50% owned investee of Unión Fenosa, S.A., has provided guarantees to secure the fulfilment of the obligations arising from its business activities. The total amount attributable to the Unión Fenosa Group in this connection at 31 December 2006 was EUR 43.3 million.

Unión Fenosa, S.A. itself has been provided with guarantees by banks totalling EUR 12.2.

Also, the Parent has provided guarantees to secure compliance with certain of the obligations arising from the loans received by subsidiaries and jointly controlled entities amounting to EUR 553 million and has guaranteed the issue of preference shares amounting to EUR 1,359.2 million and the bond issue of Unión Fenosa Finance, BV amounting to EUR 1,200 million.

At 31 December 2006, corporate guarantees had been provided by various Group companies to secure the following transactions:

•	O&M contracts amounting to EUR 6.8 million.

•	Contracts for the license to use supply branch pipelines amounting to EUR 22.8 million.

•	Methane gas tanker lease amounting to EUR 56.2 million.

•	Fuel supply contract amounting to EUR 3.8 million.

The Unión Fenosa Group has acquired through Unión Fenosa Gas, S.A., in which it has an ownership interest of 50% (40% in the case of SEGAS), the following commitments relating to the gas business:

•	25-year gas purchase contract with Egyptian General Petroleum Corporation with take or pay purchase commitments for 4 bcm +/- 10% of gas each year.

•	20-year take or pay gas purchase contract with the Sultanate of Oman for the supply of 2.2 bcm of gas each year from January 2006.

•

Gas purchase and sale contract with its shareholder Eni, S.p.A., under which it undertook to sell to Eni, S.p.A. approximately 3,600 GWh in 2006, and Eni S.p.A. undertakes to sell the same volume to Unión Fenosa Gas in 2007.

•

Also there are long-term contracts for the sale of gas with Unión Fenosa Generación S.A. and Nueva Generadora del Sur, S.A. that guarantee a significant portion of the future natural gas sales of the Union Fenosa Gas Subgroup. These contracts have terms of 25 and 15 years, respectively, and the total volume committed is approximately 2.4 bcm/year plus an optional volume of 0.8 bcm/year in the case of Unión Fenosa Generación, S.A. and of 0.6 bcm/year in the case of Nueva Generadora del Sur, S.A. Both contracts are take or pay contracts.

•

On 26 January 2005, Unión Fenosa Gas signed a completion bond agreement with respect to the long-term loan of USD 648 million granted to its associate Qalhat LNG S.A.O.C. Unión Fenosa Gas, S.A.’s liability to the banks financing the project is confined to 7.36% of the financial obligations of Qalhat LNG S.A.O.C., which corresponds to Unión Fenosa Gas, S.A.’s percentage of ownership in Qalhat LNG S.A.O.C. Subsequent to the liquefaction plant coming into commercial operation at the beginning of the year, on 31 October 2006 all the conditions stipulated in the completion bond agreement for its release were met and, therefore, on 6 November 2006 it was cancelled in full.

In addition, the Union Fenosa Gas Subgroup companies have entered into various short- and medium-term gas purchase and sale contracts to complete their supply portfolios.

At 31 December 2006, the Unión Fenosa Gas Subgroup had outstanding foreign exchange hedges amounting to USD 110.7 million (buy) and USD 145 million (sell) to cover its gas purchases and assets, equal to notional values of EUR 85.5 million and EUR 110.3 million, respectively. These hedges expire in 2007, 2008 and 2009.

At 31 December 2006, Union Fenosa, S.A. and other Group companies have provided guarantees to financial institutions for third party amounting to EUR 2.5 million relating to home loans to employees.

31. Related party transactions

a) With subsidiaries, jointly controlled entities and associates

The Group’s transactions with its subsidiaries that form part of the Company’s normal business activities in terms of their purpose and terms and conditions and were eliminated on consolidation. Therefore, they are not disclosed in this Note.

The transactions with jointly controlled entities and associates relate mainly to loans granted, the balance of which at 31 December 2006 amounted to EUR 89 million (2005: EUR 125 million). The transactions were carried out on an arm’s length basis and they do not have to be disclosed to present fairly the equity, financial position and results of the operations of the Group.

b) With significant shareholders

The noteworthy transactions with significant shareholders, all of which were performed on an arm’s length basis, were as follows:

TRANSACTIONS WITH THE ACS GROUP

Type of transaction	Thousands of Euros
Sales and revenue	1,421
Purchases and expenses
Purchases of items of property, plant and equipment	96,848
Services received	37,200
Purchases of assets	17,058
Other purchases and expenses	95

On 2 January 2006, the Company paid an interim dividend of EUR 0.32 per share out of the profit for 2005. On 3 July 2006, the Company paid a final dividend of EUR 0.44 per share out of the profit for 2005.

The transactions with banks that are significant shareholders of Unión Fenosa, S.A. were as follows:

TRANSACTIONS WITH SIGNIFICANT SHAREHOLDING FINANCIAL INSTITUTIONS

		Thousands of Euros
Type of Transaction	Significant Shareholder	2006
Dividends		231,556
Cash regularisation facility (increase)	Banco Pastor	50,000
Cash regularisation facility	Caixa Galicia	6,000
Cash regularisation facility	Caixanova	5,000
Loan	Caixa Galicia	30,051
Loan	Caixa Galicia	18,030
Loan	Caixanova	3,005
Interest paid	Banco Pastor	610
Interest paid	Caixa Galicia	1,333
Interest paid	Caixanova	122
Interest payable	Banco Pastor	83
Interest payable	Caixa Galicia	997
Interest payable	Caixanova	39
Guarantees (arrangement)	Caja de Ahorros del Mediterráneo	29,196
Guarantees (discharge)	Caja de Ahorros del Mediterráneo	14,451
Guarantees (outstanding)	Banco Pastor	819
Guarantees (outstanding)	Caja de Ahorros del Mediterráneo	21,748

•	Financing transactions:

In 2006 a cash regularisation facility was renegotiated with Banco Pastor, and its amount was increased from EUR 13 million to EUR 50 million. At 31 December 2006, Unión Fenosa, S.A. had arranged or managed loans with related entities amounting to EUR 51.1 million and cash regularisation facilities totalling EUR 61 million, against which EUR 12.2 million had been drawn down.

•	Guarantees:

At 31 December 2006, the Company had guarantee lines with related companies, totalling EUR 22.6 million. In 2006 through the Caja de Ahorros del Mediterráneo line, guarantees amounting to EUR 29.2 million were provided and guarantees amounting to EUR 14.5 million were discharged.

c) With the Parent’s directors and senior executives

i) Directors’ remuneration and other benefits

REMUNERATION AND OTHER BENEFITS OF THE DIRECTORS

	Thousands of Euros
	2006	2005
Remuneration:
Fixed remuneration	4,363	4,307
Variable remuneration	1,369	1,053
Attendance fees	972	852
Share options and/or financial instruments		1,839
Other benefits:
Pension funds and plans: contributions	2,448	2,557
Pension funds and plans: obligations	3,874	4,790
Life insurance premiums	1	1

The Group has recorded a provision to cover possible deferred remuneration to the executives tied to the degree of fulfilment of the Unión Fenosa Group’s Business Plan for 2004-2007. The estimated remuneration payable is EUR 5.8 million for the executive directors.

ii) Total remuneration by type of director:

TOTAL REMUNERATION BY TYPE OF DIRECTOR

	Thousands of Euros
Type of Director	2006	2005
Executive directors (Note 23)	3,991	5,443
Non-executive nominee directors	2,457	1,900
Non-executive independent directors	256	625
Other directors		83

Total	6,704	8,051

iii) The total remuneration and percentage with respect to the profit attributable to the Parent were as follows:

REMUNERATION WITH RESPECT TO THE PROFIT ATTRIBUTABLE TO THE PARENT

	Thousands of Euros
	2006	2005
Total remuneration of directors (thousands of euros)	6,704	8,051
Total remuneration of directors/Profit attributable to the Parent (%)	1.055	0.977

iv) Senior executives

SENIOR EXECUTIVES

Name	Position
D. Juan Jose Gónzalez López	General Secretary, Control
D. Juan Luis López Cardenete	General Manager, Networks
D. Carlos Martinez de Albornoz Bonet	Corporate General Manager
D. Ramón Novo Cabrera	General Secretary and Secretary of the Board of Directors
D. Jose Maria Paz Goday	General Secretary, Regulation
D. José Antonio de Tomás Alonso	Manager of Corporate Development
D. José María Vázquez-Pena Pérez	General Manager, Resources
D. Jose Manuel Velasco Guardado	Communications Manager
D. Jesús Verde López	Manager of Telecommunications and Systems
D. José Luis Zapata Pinar	General Manager, Generation

The total remuneration earned by the senior executives who are not executive directors amounted to EUR 3.3 million and EUR 4.5 million in 2006 and 2005, respectively. The estimated remuneration for the senior executives tied to the fulfilment of the Group’s Business Plan indicated in section c.i) is EUR 4,9 million.

32. Other disclosures concerning the Parent’s Board of Directors

Pursuant to Article 127 ter.4 of the Spanish Companies Law, introduced by Law 26/2003, of 17 July, which amended Securities Market Law 24/1988, of 28 July, and the Consolidated Companies Law, in order to reinforce the transparency of listed corporations, following is a detail of the companies engaging in an activity that is identical, similar or complementary to the activity that constitutes the company object of Unión Fenosa, S.A. in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge at those companies or at other companies in which they do not own equity interests:

DIRECTORS’ EQUITY INTERESTS

Director	Entity	Ownership Interest	Position
Pedro López Jiménez	Compañía Española de Petróleos, S.A. (CEPSA)	—	Director
	Indra Sistemas, S.A.	—	Director
	ACS, Actividades de Construcción y Servicios, S.A.	—	Director

Honorato López Isla	Operador del Mercado Ibérico de Energía—Polo Español, S.A. (OMEL)	—	Director
	Indra Sistemas, S.A.	—	Director
	R Cable y Telecomunicaciones Galicia, S.A.	—	Chairman
	R Cable y Telecomunicaciones Coruña, S.A.	—	Chairman

José María Arias Mosquera	Red Eléctrica de España, S.A.	Less than 0.001
	Repsol Ypf, S.A.	Less than 0.001
	Telefónica, S.A.	Less than 0.001

José Luis del Valle Pérez	Iberpistas, S.A.C.E.	—	Director-Secretary
	FSC Servicios de Franquicia, S.A.	—	Chairman
	SABA Aparcamientos, S.A.	—	Director
	Continental Tires, S.L.	—	Chairman
	Continental Industrias del Caucho, S.A.	—	Chairman
	Sociedad Española de Montajes Industriales, S.A.	—	Director-Secretary
	Cobra Gestión de Infraestructuras, S.L.	—	Director-Secretary
	Del Valle Inversiones, S.A.	33.330	Director
	Inmobiliaria Paredes, S.A.	13.570	Sole Director
	Sagital, S.A.	5.100
	Inversiones Montecarmelo, S.A.	23.490
	Clece, S.A.	—	Director
	Cobra Instalaciones y Servicios, S.A.	—	Director-Secretary
	Continental Auto, S.A.	—	Director
	Iridium Concesiones, S.A.	—	Director
	Dragados Servicios Portuarios y Logísticos, S.L.	—	Director
	Dragados, S.A.	—	Director-Secretary
	ACS Servicios Comunicaciones y Energía, S.L.	—	Director-Secretary
	Urbaser, S.A.	—	Director
	ACS Servicios y Concesiones, S.L.	—	Director-Secretary
	ACS, Actividades de Construcción y Servicios, S.A.	0.034	Director-Secretary
	Iberdrola, S.A.	Less than 0.001

Manuel Delgado Solís	Enagas, S.A.	Less than 0.001

Director	Entity	Ownership Interest	Position
Angel García Altozano	Energías Ambientales de Somozas, S.A.	—	Chairman
	Abertis Telecom, S.A.	—	Director
	SABA Aparcamientos, S.A.	Less than 0.001	Director
	Energías Ambientales EASA, S.A.	—	Chairman
	Dragados, S.A.	—	Director
	Societat Eólica de L Enderrocada, S.A.	—	Chairman
	Dragados Servicios Portuarios y Logísticos, S.L.	—	Director
	Iridium Concesiones, S.A.	—	Director
	Continental Auto, S.L.	—	Director
	Xfera Móviles, S.A.	—	Chairman of the Board of Directors
	Publimedia Servicios Publicitarios, S.L.	—	Director
	Clece,S.A.	—	Director
	Dragados Industrial, S.A.	—	Director
	ACS Servicios Comunicaciones y Energía, S.L.	—	Director
	Energías Ambientales de Vimianzo, S.A.	—	Chairman
	Urbaser, S.A.	—	Director
	ACS Servicios y Concesiones, S.L.	—	Director
	Sonae Industria SGPS, S.A. (Portugal)	—	Director
	Energías Ambientales de Novo, S.A.	—	Chairman
	TBI, Plc	—	Director
	Inversora de Infraestructuras, S.A.	—	(1)
	PR Pisa, S.A.	—	(1)
	Residencial Montecarmelo, S.A.	—	(1)
	Villanova, S.A.	—	(1)
	Novovilla, S.A.	—	(1)
	Roperfeli, S.L.	—	(1)
	ACS Telefonía Móvil, S.L.	—	(1)

Caixa de Aforros de Vigo, Ourense e	Regasificadora del Noroeste, S.A. (REGANOSA)	5.000

Pontevedra (Caixanova)	Eólica Galenova, S.L.	66.667
	Elecnor, S.A.	6.481

Antonio García Ferrer	ACS Servicios y Concesiones, S.L.	—	Director
	Dragados, S.A.	—	Director
	ACS Servicios Comunicaciones y Energía, S.L.	—	Director
	ACS, Actividades de Construcción y Servicios, S.A.	0.003	Executive Deputy Chairman
	Abertis Infraestructuras, S.A.	—	Director

José María Loizaga Viguri	Casa de los Carrascos, S.L.	25.000	Attorney
	Cerro Bernardino, S.L.	99.999	Attorney
	Casa del Chirro, S.L.	54.920	Sole Director

Santos Martínez-Conde Gutiérrez-Barquín	Enagas, S.A.	0.001
	Abengoa, S.A.	0.002
	Endesa, S.A.	0.001
	Gamesa Corporación Tecnológica, S.A.	0.001
	Repsol Ypf, S.A.	0.001

Director	Entity	Ownership Interest	Position
	Compañía Española de Petróleos, S.A.	0.001
	Iberdrola, S.A.	0.001
	Indra Sistemas, S.A.	0.001
	Gas Natural, S.A.	0.001

José Luis Méndez López	Repsol Ypf, S.A.	Less than 0.001
	Red Eléctrica de España, S.A.	Less than 0.001
	Abertis Infraestructuras, S.A.	Less than 0.001
	Sacyr Vallehermoso, S.A.	Less than 0.001
	Iberdrola, S.A.	Less than 0.001
	Enagas, S.A.	Less than 0.001
	Endesa, S.A.	Less than 0.001

Alfonso Porras del Corral	Iberdrola, S.A.	Less than 0.001

José B. Terceiro Lomba	Abengoa, S.L.	0.221	Director

Juan Carlos Rodríguez Cebrián	Clean & Green Energy Investment, S.A.	11.760

(1)	Representative of the sole director (ACS, Actividades de Construcción y Servicios, S.A.).

33. Events after the balance sheet date

On 12 January 2007, all of the ownership interests of Unión Fenosa, S.A. (held through Soluziona, S.A.) in Soluziona Consultoría y Tecnología, S.L. (including its interest in Prointec, S.A.), Soluziona Internacional Servicios Profesionales, S.L.U. and Soluziona Seguridad, S.A.U. were exchanged for 18.06 million shares of Indra Sistemas, S.A., representing 11% of its share capital. This exchange implemented the preliminary agreement to integrate in Indra Sistemas, S.A. the consulting businesses of Soluziona, S.A. entered into on 11 October 2006 and which was subject to various conditions precedent that were met between the two dates.

The ownership interest received in Indra Sistemas, S.A. was valued at EUR 319.8 million in the consolidated balance sheet in January 2007. Also, at the time of the exchange net assets amounting to EUR169 million were derecognised. As a result, the transaction gave rise to a gross gain of EUR 150.8 million (EUR 126 million net of tax), from which transaction costs must be deducted.

The ownership interests in the companies contributed in the exchange and the results of these companies and of Soluziona, S.A., corresponding to the business activities contributed were fully consolidated at 31 December 2006. The contribution of the aforementioned activities to the main consolidated aggregates is as follows:

EVENTS AFTER THE BALANCE SHEET DATE

Thousands of Euros
Non-current assets	37,578
Non-current liabilities	4,276
Revenue	378,681
Profit from operations	19,108

34. Segment reporting

Segment reporting is structured on a primary basis by business segment of the Union Fenosa Group and on a secondary basis by geographical segment.

The business segments described below are those applied by the Parent to present information on the Group to its Board of Directors:

a) Energy business in Spain

i)	Gas: vertical gas business of the Unión Fenosa Group in Spain and abroad.

ii)	Electricity generation: generation business in Spain, which includes fossil-fuel generation, generation under the special regime for renewable energies and the Spanish retailing business.

iii)	Electricity distribution business: regulated electricity distribution business in Spain.

b) International electricity business

The electricity distribution and generation business activities carried on by the Group outside Spain, in particular the following areas: Mexico, Colombia, Central America and rest of the world, corporate structure and other.

c) Soluziona

Professional services provided by the Group in Spain and abroad.

d) Corporate structure and other

Activities carried on by the Parent, financial services companies and other business segments.

Inter-segment transactions of a similar nature were carried out on an arm’s length basis at all times.

Segment information about the businesses at 31 December 2006 and 2005, and the reconciliation thereof to the Group’s consolidated total figures are as follows:

PROFIT (LOSS) BY SEGMENT—2006

	Thousands of Euros
	Energy Business in Spain			International Electricity Business
	Gas	Generation	Distribution	Mexico	Colombia	Central America and Rest of the World	Corporate Structure	Soluziona	Corporate Structure and Other	Adjustments and Eliminations (1)	Total Group
Revenue	587,390	2,193,502	678,497	553,277	817,690	1,095,067	2,903	628,863	115,007	(615,507)	6,056,689
Procurements	206,707	1,239,189	73	407,646	392,403	791,824	316	250,481	21,812	(412,310)	2,898,141
Staff costs	7,943	127,415	132,381	6,642	31,392	39,081	3,799	242,098	53,353	(994)	643,110
Other expenses	31,647	192,257	167,323	28,676	170,908	107,695	(9,537)	95,239	55,240	(149,796)	689,652
Capitalised operating expenses	498	8,682	18,143		5,625	6,230		1,962	157	39,708	81,005
Depreciation and amortisation charge	31,411	198,123	148,129	40,878	85,636	50,131	226	12,397	36,417	(3,334)	600,014

PROFIT (LOSS) FROM OPERATIONS	310,180	445,200	248,734	69,435	142,976	112,566	8,099	30,610	(51,658)	(9,365)	1,306,777

Finance costs	41,653	106,278	92,038	37,035	83,971	24,748	52,402	9,834	217,457	(248,863)	416,553
Income from (Loss on) financial assets	5,152	16,150	8,388	(969)	(2,267)	5,129	5,339	7,779	512,635	(496,953)	60,383
Share of results of associates	2,919	3,617						4,568	(502)	(2)	10,600
Income from (Loss on) non-current non-financial assets	(126)	(1,955)	(646)	1	33	(321)	(15,000)	(2,858)	36,419	(1,339)	14,208

PROFIT (LOSS) BEFORE TAXES FROM CONTINUING OPERATIONS	276,472	356,734	164,438	31,432	56,771	92,626	(53,964)	30,265	279,437	(258,796)	975,415

Income tax	95,171	123,692	64,906	(9,314)	94,546	33,550	(56,800)	12,070	(42,838)	1,748	316,731

PROFIT (LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS	181,301	233,042	99,532	40,746	(37,775)	59,076	2,836	18,195	322,275	(260,544)	658,684

PROFIT (LOSS) FOR THE YEAR FROM DISCONTINUED OPERATIONS				5,348			5,796	(9,318)	(7,873)		(6,047)

PROFIT (LOSS) FOR THE YEAR	181,301	233,042	99,532	46,094	(37,775)	59,076	8,632	8,877	314,402	(260,544)	652,637

Attributable to shareholders of Parent	180,714	232,381	99,529	46,094	(37,734)	45,765	8,632	5,874	314,386	(260,282)	635,359
Attributable to minority interests	587	661	3		(41)	13,311		3,003	16	(262)	17,278

(1)	Including mainly the elimination of income and operating and finance costs relating to inter-segment transactions

PROFIT (LOSS) BY SEGMENT—2005

	Thousands of Euros
	Energy Business in Spain			International Electricity Business
	Gas	Generation	Distribution	Mexico	Colombia	Central America and Rest of the World	Corporate Structure	Soluziona	Corporate Structure and Other	Adjustments and Eliminations (1)	Total Group
Revenue	334,864	2,731,536	622,878	563,237	751,536	918,452	4,578	537,273	153,788	(519,322)	6,098,820
Procurements	188,691	1,805,732	289	420,289	390,715	644,719	867	173,197	32,044	(312,171)	3,344,372
Staff costs	6,905	140,053	171,412	5,768	41,803	37,303	5,360	215,584	65,628	(1,879)	687,937
Other expenses	15,231	186,704	163,101	18,910	160,527	96,753	(8,328)	107,116	88,180	(155,620)	672,574
Capitalised operating expenses	(961)	7,827	17,082		7,007	11,104	222	3,100		38,014	83,395
Depreciation and amortisation charge	24,845	158,410	142,574	40,615	72,613	43,835	349	15,432	59,115	(4,435)	553,353

PROFIT FROM OPERATIONS	98,231	448,464	162,584	77,655	92,885	106,946	6,552	29,044	(91,179)	(7,203)	923,979

Finance costs	31,409	77,737	73,343	35,333	85,706	26,961	56,691	12,312	343,058	(220,489)	522,061
Income from (Loss on) financial assets	924	12,019	3,815	2,893	10,816	10,225	138	7,764	515,403	(476,075)	87,922
Share of results of associates	(89)	4,812		(1,280)			2,414	6,977	707	(1)	13,540
Income from (Loss on) non-current non-financial assets		(1,291)	(93)	(2)	(2,048)	(911)	(108,326)	234	700,221	1	587,785

PROFIT (LOSS) BEFORE TAXES FROM CONTINUING OPERATIONS	67,657	386,266	92,962	43,934	15,948	89,298	(155,913)	31,708	782,094	(262,789)	1,091,165

Income tax	29,571	130,883	30,791	32,508	16,336	35,198	(78,835)	3,165	60,673	(7,472)	252,818
PROFIT (LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS	38,087	255,384	62,170	11,426	(388)	54,100	(77,078)	28,543	721,421	(255,318)	838,347

PROFIT (LOSS) FOR THE YEAR FROM DISCONTINUED OPERATIONS								(3,458)			(3,458)

PROFIT (LOSS) FOR THE YEAR	38,087	255,384	62,170	11,426	(388)	54,100	(77,078)	25,085	721,421	(255,318)	834,889

Attributable to shareholders of Parent	38,287	254,684	62,168	11,426	6,332	39,465	(77,078)	22,219	721,386	(255,161)	823,728
Attributable to minority interests	(200)	700	2		(6,720)	14,635		2,866	35	(157)	11,161

(1)	Including mainly eliminations of income and operating and finance costs relating to inter-segment transactions.

TOTAL COST INCURRED IN THE ACQUISITION OF PROPERTY, PLANT AND

EQUIPMENT AND INTANGIBLE ASSETS

	Thousands of euros
	Energy Business in Spain			International Electricity Business
	Gas	Generation	Distribution	Mexico	Colombia	Central America and Other	Corporate Structure	Soluziona	Corporate Structure and Other	Total Group
2006	24,624	640,185	332,324	26,712	56,856	65,842	31	14,235	23,255	1,210,919
2005	66,311	421,972	393,415	21,311	28,938	78,899	17	16,912	20,946	1,048,721

FINANCIAL STATEMENTS BY SEGMENT—2006

	Thousands of Euros
	Energy Business in Spain			International Electricity Business
	Gas	Generation	Distribution	Mexico	Colombia	Central America and Rest of the World	Corporate Structure	Soluziona	Corporate Structure and Other (2)	Total Group
ASSETS	1,007,581	5,468,956	4,053,295	855,569	2,197,151	1,127,468	314,035	810,591	928,089	16,762,735

NON-CURRENT ASSETS	750,975	4,624,262	3,309,676	698,067	1,981,300	843,938	260,390	284,034	1,530,931	14,283,573

Property, plant and equipment	714,247	3,736,177	3,059,532	683,800	1,703,265	784,840	1,404	39,426	209,891	10,932,582
Intangible assets	3,382	103,230	21,613	1,446	15,098	6,565	361	30,497	318,847	501,039
Goodwill	7,758	4,116					81,772	11,178	68,194	173,018
Non-current financial assets	8,216	692,088	46,393		53,849	18,213	68,899	3,601	648,358	1,539,617
Investments in associates	11,939	22,231						139,310	18,864	192,344
Deferred tax assets	5,366	64,001	90,884	12,820	206,204	32,217	107,801	58,140	279,853	857,286
Other non-current assets	67	2,419	91,254	1	2,884	2,103	153	1,882	(13,076)	87,687

CURRENT ASSETS	256,606	844,694	655,721	157,502	215,851	283,530	53,645	519,120	(602,842)	2,383,827

Inventories	17,501	107,770	470	1,258		8,267		7,339	6,098	148,703
Trade and other receivables	99,940	361,720	495,231	60,934	167,395	177,264	492	365,111	(175,426)	1,552,661
Current financial assets	123,040	269,652	109,465	7,846	11,392	60,882	51,521	102,808	(639,657)	96,949
Other current assets	8,106	80,544	50,198	81,248	26,199	12,219	575	23,819	205,287	488,195
Cash and cash equivalents	8,019	25,008	357	6,216	10,865	24,898	1,057	20,043	856	97,319

ASSETS CLASSIFIED AS HELD FOR SALE			87,898					7,437		95,335

EQUITY AND LIABILITIES	1,007,581	5,468,956	4,053,295	855,569	2,197,151	1,127,468	314,035	810,591	928,089	16,762,735

EQUITY	321,556	1,254,265	722,062	291,370	1,131,942	487,458	(1,206,279)	378,415	2,156,798	5,537,587

NON-CURRENT LIABILITIES	530,999	2,945,041	1,796,901	380,245	786,242	379,164	1,049,985	61,673	(1,157,074)	6,773,176

Bank borrowings	349,156	513,235		303,783	324,918	91,762		1,562	2,466,512	4,050,928
Provisions	38	182,966	119,840	10,828	325,513	10,548	131,823	12,551	317,909	1,112,016
Other financial liabilities		2,003,857	938,459	33,674		122,762	880,697		(3,978,797)	652
Deferred tax liabilities	6,494	137,565	17,605	31,958	83,675	24,394	42,872	8,941	169,878	523,382
Other non-current liabilities	175,311	107,418	720,997	2	52,136	129,698	(5,407)	38,619	(132,576)	1,086,198

CURRENT LIABILITIES	155,026	1,269,650	1,534,332	183,954	278,967	260,846	470,329	365,600	(71,922)	4,446,782

Bank borrowings	42,529	71,183	27,766	35,249	78,865	44,301		29,336	1,293,607	1,622,836
Provisions		56,018						946	38	57,002
Other financial liabilities	10,150	73,189	747,366	4,869	3,973	(4,423)	462,900	21,639	(1,235,388)	84,275
Trade and other payables	32,118	202,362	227,309	36,882	116,241	139,275	564	168,734	52,903	976,388
Other current liabilities	70,229	866,898	531,891	106,954	79,888	81,693	6,865	144,945	(183,082)	1,706,281

LIABILITIES ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE								4,903	287	5,190

(2)	Including the adjustments and eliminations relating to transactions between companies in different segments.

FINANCIAL STATEMENTS BY SEGMENT—2005

	Thousands of Euros
	Energy Business in Spain			International Electricity Business
	Gas	Generation	Distribution	Mexico	Colombia	Central America and Other	Corporate Structure	Soluziona	Corporate Structure and Other (2)	Total Group
ASSETS	1,002,829	5,206,612	3,915,958	1,040,985	2,499,736	1,210,794	572,917	691,730	1,589,411	17,730,972

NON-CURRENT ASSETS	825,081	4,312,752	3,172,302	825,767	2,265,603	918,950	494,987	186,427	1,921,879	14,923,748

Property, plant and equipment	780,291	3,401,971	2,848,948	779,743	1,880,098	851,799	213	37,238	249,187	10,829,488
Intangible assets	5,814	209,042	22,517	1,286	29,031	9,098	205	32,286	364,240	673,519
Goodwill	7,758	3,549					88,334	11,677	68,193	179,511
Non-current financial assets	16,755	545,898	108,748	18,618		14,426	236,528	3,649	819,407	1,764,029
Investments in associates	9,382	24,697					(10,006)	52,032	80,387	156,492
Deferred tax assets	4,995	125,894	97,827	26,119	353,186	30,002	179,562	48,764	355,872	1,222,221
Other non-current assets	86	1,701	94,262	1	3,288	13,625	151	781	(15,407)	98,488

CURRENT ASSETS	177,748	893,860	743,656	175,494	234,133	291,844	77,930	423,286	(452,066)	2,565,885

Inventories	22,096	69,020	381	454		10,744		4,600	7,023	114,318
Trade and other receivables	52,631	322,377	554,451	89,678	159,478	208,229	1,739	323,253	(90,391)	1,621,445
Current financial assets	74,674	352,222	63,559	38,487	44,879	48,845	75,537	71,754	(578,925)	191,032
Other current assets	21,296	97,378	74,218	45,681	12,987	8,652	(178)	19,094	208,858	487,986
Cash and cash equivalents	7,051	52,863	51,047	1,194	16,789	15,374	832	4,585	1,369	151,104

ASSETS CLASSIFIED AS HELD FOR SALE				39,724				82,017	119,598	241,339

EQUITY AND LIABILITIES	1,002,829	5,206,612	3,915,958	1,040,985	2,499,736	1,210,794	572,917	691,730	1,589,411	17,730,972

EQUITY	273,541	823,487	625,532	344,577	1,195,883	491,553	(1,170,832)	294,039	2,188,990	5,066,770

NON-CURRENT LIABILITIES	586,143	2,365,836	2,308,855	511,010	936,405	384,010	1,707,091	66,172	(175,486)	8,690,036

Bank borrowings	393,955	617,913	114,283	378,295	350,687	70,755		4,147	3,570,527	5,500,562
Provisions	1,678	183,973	163,782	11,045	386,018	11,787	83,079	8,112	389,766	1,239,240
Other financial liabilities	227	1,199,333	1,555,862	49,930		145,170	1,586,924	6,519	(4,456,921)	87,044
Deferred tax liabilities	5,756	146,420	(6,522)	54,600	141,387	24,868	30,086	14,423	329,701	740,719
Other non-current liabilities	184,527	218,197	481,450	17,140	58,313	131,430	7,002	32,971	(8,559)	1,122,471

CURRENT LIABILITIES	143,145	2,017,289	981,571	185,398	367,448	335,231	36,658	274,479	(528,049)	3,813,170

Bank borrowings	42,696	63,312	30,711	42,188	65,301	105,198	(3)	42,859	335,013	727,275
Provisions		223,587						1,202		224,789
Other financial liabilities	8,553	464,798	258,356	1,221	27,232	14,330	72,485	9,661	(797,355)	59,281
Trade and other payables	24,136	255,993	353,217	89,015	136,744	122,011	(104)	103,905	42,818	1,127,735
Other current liabilities	67,760	1,009,599	339,287	52,974	138,171	93,692	(35,720)	116,852	(108,525)	1,674,090

LIABILITIES CLASSIFIED AS HELD FOR SALE								57,040	103,956	160,996

(2)	Including the adjustments and eliminations relating to transactions between companies in different segments

35. Explanation added for translation to English

These consolidated financial statements are presented on the basis of IFRSs as adopted by the European Union. Certain accounting practices applied by the Group that conform with IFRSs may not conform with other generally accepted accounting principles.

Appendix I. Subsidiaries

Company	Registered Office	Line of Business	Direct and Indirect Ownership Interested 31/12/06
CORPORATE STRUCTURE AND OTHER
Arte Contemporáneo y Energía, A.I.E. (6)	Madrid	Services	100.000
Clover Financial and Treasury Services, Ltd. (3)	Irlanda	Financial services	100.000
Distribuidora Dominicana de Electricidad, S.A. (7)	República Dominicana	Holding company	100.000
General de Edificios y Solares, S.L. (2)	Madrid	Property development	100.000
Hotel de Naturaleza Tambre, S.L. (6)	Madrid	Services	100.000
Ufacex Uk Holdings, Ltd. (3)	Gran Bretaña	Holding company	100.000
Unión Fenosa Centro de Tesoreria, S.L. (6)	Madrid	Services	100.000
Unión Fenosa Emisiones, S.A. (2)	Madrid	Financial services	100.000
Unión Fenosa Finance Bv (2)	Holanda	Financial services	100.000
Unión Fenosa Financial Services Usa, Llc. (1) (2)	Estados Unidos	Financial services	—
Unión Fenosa Inversiones, S.A. (2)	Madrid	Holding company	100.000
Union Fenosa Preferentes, S.A. (3)	Madrid	Financial services	100.000
Unión Fenosa Uninver, S.A. (6)	Madrid	Financial services	100.000
Compañía Española de Industrias Electroquímicas, S.A. (8)	Madrid	Services	96.243

GENERATION
Generación Peninsular, S.L. (15)	Madrid	Energy	100.000
Lignitos de Meirama, S.A. (8)	A Coruña	Mining	100.000
Pizarras Mahide, S.L. (8)	Zamora	Mining	100.000
Rocagest, S.L. (8)	A Coruña	Mining	100.000
Unión Fenosa Comercial, S.L. (2)	Madrid	Retailing	100.000
Unión Fenosa Generación, S.A. (2)	Madrid	Energy	100.000

DISTRIBUTION
Hidroeléctrica Nuestra Señora de la Soledad de Tendilla y Lupiana, S.L. (6)	Madrid	Energy	100.000
Unión Fenosa Distribución, S.A. (2)	Madrid	Energy	100.000
Unión Fenosa Metra, S.L. (2)	Madrid	Services	100.000
Electra del Jallas, S.A. (2)	A Coruña	Energy	99.924

INTERNATIONAL
Almar Ccs, S.A. (2)	Costa Rica	Services	100.000
Aplicaciones y Desarrollos Profesionales Nuevo Milenio, S.L. (6)	Madrid	Holding company	100.000
Caribe Capital B.V. (2)	Holanda	Holding company	100.000
Distribuidora Eléctrica de Caribe, S.A. (Guatemala) (2)	Guatemala	Holding company	100.000
Distribuidora Eléctrica de Caribe, S.A. (Panamá) (2)	Panamá	Holding company	100.000
Fuerza y Energia de Hermosillo, S.A. de C.V. (2)	Méjico	Energy	100.000
Fuerza y Energia de Naco Nogales, S.A. de C.V. (2)	Méjico	Energy	100.000
Fuerza y Energia de Tuxpan, S.A. de C.V. (2)	Méjico	Energy	100.000
Generación Hermosillo, S.A. de C.V. (2)	Méjico	Holding company	100.000
Generación Naco Nogales, S.A. de C.V. (2)	Méjico	Holding company	100.000
Generación Tuxpan, S.A. de C.V. (2)	Méjico	Holding company	100.000
Inversora de Noroeste, S.A. de C.V. (2)	Méjico	Holding company	100.000
U F Productora Torito, S.A. (6)	Costa Rica	Energy	100.000
Unión Fenosa Colombia, S.A. (2)	Colombia	Holding company	100.000
Unión Fenosa Distribución Colombia B.V. (2)	Holanda	Holding company	100.000

Company	Registered Office	Line of Business	Direct and Indirect Ownership Interested 31/12/06
Unión Fenosa Energías Renovables México, S.A. de C.V. (2)	Méjico	Holding company	100.000
Unión Fenosa Generación México, S.A. de C.V. (2)	Méjico	Services	100.000
Unión Fenosa Internacional, S.A. (2)	Madrid	Holding company	100.000
Unión Fenosa México, B.V. (2)	Holanda	Financial services	100.000
Unión Fenosa Operación México S.A. de C.V. (2)	Méjico	Professional services	100.000
Generadora Palamara La Vega, S.A. (2)	República Dominicana	Energy	100.000
Inversiones Hermill, S.A. (2)	República Dominicana	Property development	99.999
Redes Eléctricas de Centroamérica, S.A. (6)	Guatemala	Energy	99.998
Comercializadora Guatemalteca Mayorista de Electricidad, S.A. (6)	Guatemala	Retailing	99.960
Red Sud, S.A. (2)	Moldova	Energy	95.296
Red Centru, S.A. (2)	Moldova	Energy	94.950
Re Chisinau, S.A. (2)	Moldova	Energy	93.400
Distribuidora Eléctrica de Oriente, S.A. (2)	Guatemala	Energy	92.839
Distribuidora Eléctrica de Occidente, S.A. (2)	Guatemala	Energy	90.830
First Independent Power (Kenya), Ltd. (3)	Kenia	Holding company	89.588
Electrificadora de La Costa Atlántica, S.A. E.S.P. (2)	Colombia	Energy	83.214
Electrocosta Mipymes de energía, S.A. E.S.P. (2)	Colombia	Energy	82.627
Energía Social de la Costa S.A. E.S.P. (2)	Colombia	Retailing	81.180
Energía Empresarial de la Costa, S.A., E.S.P. (2)	Colombia	Retailing	81.051
Distribuidora de Electricidad de Norte, S.A. (Nicaragua) (2)	Nicaragua	Energy	79.568
Distribuidora de Electricidad de Sur, S.A. (Nicaragua) (2)	Nicaragua	Energy	79.568
Electrificadora del Caribe S.A, E.S.P. (2)	Colombia	Energy	78.887
Electricaribe Mipymes de energía, S.A. E.S.P. (2)	Colombia	Energy	78.667
Iberáfrica Power Ltd. (3)	Kenia	Energy	71.662
Unión Fenosa Generadora La Joya, S.A. (2)	Costa Rica	Energy	65.000
Empresa de Energía de Pacífico, S.A. E.S.P. (2)	Colombia	Energy	63.823
Planificación e Inversión Estrategica, S.A. (6)	Madrid	Holding company	61.220
Compañía de Electricidad de Tulúa, S.A. (2)	Colombia	Energy	55.071
Empresa Distribuidora de Electricidad Chiriqui, S.A. (2)	Panamá	Energy	51.000
Empresa Distribuidora de Electricidad Metro Oeste, S.A. (2)	Panamá	Energy	51.000
Energía y Servicios de Panamá, S.A. (6)	Panamá	Energy	51.000

SOLUZIONA
Socoin Ingeniería y Construcción Industrial, S.L.U. (2)	Madrid	Professional services	100.000
Soluziona Chile, S.A. (2)	Chile	Professional services	100.000
Soluziona Consultoría y Tecnología, S.L. (3)	Madrid	Holding company	100.000
Soluziona Guatemala, S.A. (2)	Guatemala	Professional services	100.000
Soluziona Ingeniería General, S.L.U. (2)	Madrid	Engineering	100.000
Soluziona Internacional Servicios Profesionales, S.L.U. (6)	Madrid	Holding company	100.000
Soluziona Malaysia Sdn.Bhd (6)	Malasia	Professional services	100.000
Soluziona México, S.A. de Cv (2)	Méjico	Professional services	100.000
Soluziona Operación y Mantenimiento, S.A. (2)	Madrid	Professional services	100.000
Soluziona Seguridad, S.A.U. (6)	Madrid	Telecomunications	100.000
Soluziona Szakertoi Szolgaltato Kft (9)	Hungria	Professional services	100.000
Soluziona Technical Services, Llc. (2)	Egipto	Professional services	100.000
Soluziona, A.S. (Eslovaquia) (11)	Eslovaquia	Professional services	100.000
Soluziona, L.L.C. (Ucrania) (6)	Ucrania	Professional services	100.000
Soluziona, Ltda. (Brasil) (2)	Brasil	Professional services	100.000

Company	Registered Office	Line of Business	Direct and Indirect Ownership Interested 31/12/06
Soluziona, Ltda. (Colombia) (2)	Colombia	Professional services	100.000
Soluziona, S.A. (2)	Madrid	Holding company	100.000
Soluziona, S.A. (Argentina) (12)	Argentina	Professional services	100.000
Soluziona, S.A. (Bolivia) (2)	Bolivia	Professional services	100.000
Soluziona, S.A. (Panamá) (2)	Panamá	Professional services	100.000
Soluziona, S.A. (Uruguay) (2)	Uruguay	Professional services	100.000
Soluziona, S.P., C.A. (Venezuela) (2)	Venezuela	Professional services	100.000
Soluziona, S.R.L. (Moldova) (6)	Moldova	Professional services	100.000
Soluziona, S.R.O. (Rep. Checa) (13)	República Checa	Professional services	100.000
Unión Fenosa Redes de Telecomunicación, S.A. (Guatemala) (2)	Guatemala	Telecomunications	100.000
Unión Fenosa Redes de Telecomunicación, S.A. (Nicaragua) (2)	Nicaragua	Telecomunications	100.000
Unión Fenosa Redes de Telecomunicación, S.L. (2)	Madrid	Telecomunications	100.000
Soluziona, S.A. (Rep. Dominicana) (2)	República Dominicana	Professional services	99.700
Unión Fenosa Redes de Telecomunicación, S.A. (Colombia) (2)	Colombia	Telecomunications	94.108
Unión Fenosa Redes de Telecomunicación, S.A. (Panamá) (2)	Panamá	Telecomunications	90.200
Soluziona Zimbabwe Ltd. (6)	Zimbabwe	Professional services	70.000
Soluziona, Ltd. (Kenia) (3)	Kenya	Professional services	70.000
Geoprin, S.A. (6)	Madrid	Professional services	60.400
Procinsa Ingeniería, S.A. (6)	Asturias	Engineering	60.400
Prointec Concesiones y Servicios, S.L. (6)	Madrid	Professional services	60.400
Prointec, S.A. (2)	Madrid	Engineering	60.400
Gicsa-Goymar Ingenieros Consultores, S.L. (6)	Madrid	Engineering	60.390
Gibb Portugal—Consultores de Engenharia, Gestao e Ambiente, S.A. (14)	Portugal	Professional services	60.367
Soluziona C y S Holding, S.A. (2)	Chile	Professional services	60.000
Asdoconsult, S.L. (6)	Barcelona	Professional services	59.796
Soluziona Philippines Inc. (10)	Filipinas	Professional services	54.567
Inse Rail, S.A. (6)	Madrid	Professional services	54.360
Eléctrica Soluziona, S.A. (Rumanía) (6)	Rumanía	Professional services	50.700

(1)	Unión Fenosa, S.A. owns ten common shares issued by Unión Fenosa Financial Services USA. Llc. Also this company has issued 24.369.786 preference shares without voting rights.
(2)	Company audited by Deloitte, S.L.
(3)	Company audited by KPMG auditores, S.L.
(4)	Company audited by Ernest & Young, S.L.
(5)	Company audited by SGV & Co .
(6)	Company not audited
(7)	Company audited by BDO Audiberia Auditores, S.L.
(8)	Company audited by Canal, Iranzo & Asociados, S.R.L.
(9)	Company audited by Racz & Domjan
(10)	Company audited by Punongyaban
(11)	Company audited by BMB Partners
(12)	Company audited by Wainstein
(13)	Company audited by Adup
(14)	Company audited by Esac
(15)	Company audited by PricewaterhouseCoopers Audito res, S.L.

Appendix II. Joint ventures

JOINTLY CONTROLLED ENTITIES—2006

Company	Location	Line of Business	Direct and Indirect Ownership Interest 31/12/06	Non-Current Assets	Current Assets	Non-Current Liabilities	Current Liabilities	Income	Expenses
GAS
Unión Fenosa Gas Subgroup (1)	Madrid	Gas	50.000	1,521,652	513,213	1,056,026	310,031	1,174,780	554,421

GENERATION
Nueva Generadora del Sur, S.A. (2)	Madrid	Energy	50.000	361,363	34,565	123,400	143,413	269,143	215,167
Enel Unión Fenosa Renovables Subgroup (Eufer) (3)	Madrid	Energy	50.000	471,888	105,602	348,324	108,794	107,191	63,217
Toledo PV A.E.I.E (5)	Madrid	Energy	33.333	173	208	49	108	253	250
Centrales Nucleares Almaraz-Trillo, A.I.E (2)	Madrid	Energy	19.330	7,821	83,853	77,569	16,368	128,911	104,795

DISTRIBUTION
Eléctrica Conquense, S.A. (4)	Cuenca	Energy	46.406	6,522	3,178	1,660	2,511	3,433	3,023
Barras Eléctricas Galaico Asturianas, S.A. (3)	Lugo	Energy	44.936	167,230	17,189	43,068	86,774	31,514	22,444

SOLUZIONA
Alliance, S.A. (2)	Nicaragua	Telecommunications	49.900	1,302	379	2,462	338	2,420	3,902
Ghesa Ingeniería y Tecnología, S.A. (4)	Madrid	Professional services	41.177	3,792	31,563	513	12,174	55,671	53,194

(1)	Companies audited by Deloitte, S.L. except Regasificadora del Noroeste, S.A. (Ernst & Young, S.L.) and Qalhat LNG, S.A.O.C. (KPMG Auditores, S.L.). Gasifica, S.A., Unión Fenosa Gas Exploración y Producción, S.A. and Infraestructuras de Gas, S.A. are not audited.
(2)	Company audited by Deloitte, S.L.
(3)	Company audited by KPMG Auditores, S.L.
(4)	Company audited by Ernst & Young, S.L.
(5)	Company audited by Stemper Auditores, S.L.

JOINT VENTURES—2006

Joint Venture	Group’s Ownership %
Socoin Ingeniería y Construcción Industrial S.L.U. de Cv. A en P Contrato Nº 3 Financiero	99.00
U.T.E. Gas Sagunto Socoin Ingeniería y Construcción Industrical. S.L.U.Auxiliar de Pipeline,S.A	50.00
Control y Montajes Industriales CYMI,S.A—Socoin Ingeniería y Construcción Industrial,S.L. U.T.E	50.00
Iberdrola Ingeniería y Consultoría S.A.—Unión Fenosa Ingeniería ,S.A. U.T.E.	50.00
Neg Micon Ibérica,S.A.—Unión Fenosa Ingeniería,S.A. (Pe Careon ) U.T.E.	50.00
Silvia Gámez Arquitecto—Unión Fenosa Ingeniería,S.A. U.T.E.	50.00
Socoin Ingeniería y Construcción Industrial S.L.U. de Cv. A en P Contrato Nº 2 Financiero	50.00
Socoin Ingeniería y Construcción Industrial S.L.U. y Mantenimiento y Montajes Elimco, S.A. Ciudad Financiera G. Santander U.T.E.	50.00
Soluziona Ingeniería ,S.A.—Foster Wheeler Iberia,S.A. U.T.E.	50.00
U.T.E. Iberinco-Soluziona Acometida Sagunto	50.00
U.T.E. Socoin Ingeniería y Construcción Industrial S.L.U. Gaseoductos y Redes Gisca	50.00
Unión Fenosa Ingeniería, S.A.—Neg Micon UTE	50.00
Mantenimiento y Montajes Industriales, S.A. y Socoin Ingeniería y Construcción Industrial S.L.U. U.T.E. B.O.P. San Roque	40.00
Proyecto Subestación Nicaragua Siemens,S.A.—Unión Fenosa Ingeniería,S.A—Radiotronica U.T.E.	33.33
Socoin Ingeniería y Construcción Industrial S.L.U. de Cv. A en P Contrato Nº 1 Financiero	28.65
Neg Micon Ibérica S.A.U y Soluziona Ingeniería ,S.A. (P E Manzanal)	25.00
Soluziona Ingeniería S.A.—Neg Micon S.A.U. Peña Armada U.T.E.	25.00
U.T.E. Izar Construcciones Navales-Socoin Ingeniería y Construcción Industrial S.L.U. P.E. Silvarredonda	24.30
Soluziona Ingeniería S.A.—Neg Micon S.A.U. San Pedro U.T.E.	22.83
Soluziona Ingeniería,S.A. Y Neg Micon S.A.U, Corzan U.T.E.	22.07
Izar Construcciones Navales,S.A. y Soluziona Ingenería,S.A.Dovilan U.T.E.	21.65
Izar Construcciones Navales y Soluziona Ingeniería, S.A. U.T.E.	19.71
U.T.E. Socoin Vestas Eólicas P.E. Sierra Oliva	16.73
Aplicaciones técnicas de la Energia,S.L—Socoin Ingeniería y construcción industrial, SL Añover de Tajo U.T.E.	10.95
Equinse—Socoin UTE Guatemala	10.83

JOINT PROPERTY ENTITIES—2006

Joint Property Entity	Group’s Ownership
Trillo nuclear plant (Unit I)	34.50
Almaraz nuclear plant (Units I and II)	11.29
Anllares fossil-fuel plant	66.67
Aceca fossil-fuel plant	50.00

Appendix III. Associates

Company	Location	Line of Business	Direct and Indirect Ownership Interest at 31/12/06	Share Capital	Reserves	2006 Profit (Loss)
CORPORATE STRUCTURE AND OTHER
R Cable y Telecomunicaciones Galicia, S.A. (1)	A Coruña	Telecommunications	36.122	80,579	(39,290)	(1,364)
Ensafeca Holding Empresarial, S.L. (3)	Barcelona	Holding	18.524	23,164	(45)	(51)

GENERATION
Sociedade Galega Do Medio Ambiente, S.A. (2)	A Coruña	USW management	49.000	31,967	2,355	5,486

SOLUZIONA
Tit Vectoria, S.L. (3)	Madrid	Professional services	50.000	540	(2,313)	(117)
Applus Servicios Tecnológicos, S.L. (1)	Barcelona	Professional services	25.000	134,488	254,221	18,506

(1)	Audited by Deloitte, S.L.
(2)	Audited by KPMG Auditores, S.L.
(3)	Unaudited.

Appendix IV. Consolidated Tax Group Companies

At 31 December 2006, the subsidiaries composing the tax group were as follows:

Electra del Jallas, S.A.	Unión Fenosa Metra, S.L.
Lignitos de Meirama, S.A.	Soluziona, S.A.
Unión Fenosa Internacional, S.A.	Soluziona Ingeniería General, S.L.U.
Unión Fenosa Inversiones, S.A.	Hidroeléctrica Ntra. Sra. Soledad Tendilla y Lupiana, S.L.
General de Edificios y Solares, S.L.	Proyectos Izeda, S.L.
Soluziona Operación y Mantenimiento, S.A.	Unión Fenosa Uninver, S.A.
Rocagest, S.L.	Unión Fenosa Generación, S.A.
Unión Fenosa Comercial, S.L.	Unión Fenosa Emisiones, S.A.
Unión Fenosa Distribución, S.A.	Unión Fenosa Centro de Tesorería, S.L.
Socoin Ingeniería y Construcción Industrial, S.L.U.	Pizarras Mahide, S.L.
Soluziona Internacional Servicios Profesionales, S.L.	Compañía Española de Industrias Electroquímicas, S.A.
Unión Fenosa Redes de Telecomunicación. S.L.	Generación Peninsular, S.L.
Soluziona Seguridad, S.A.	Aplicaciones y Desarrollos Profesionales Nuevo Milenio, S.L.
Hotel de Naturaleza Tambre, S.L.	Unión Fenosa Preferentes, S.A.

The other fully consolidated companies file individual tax returns.

Free translation. In the event of a discrepancy, the Spanish language version prevails.

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following pro forma consolidated balance sheet of Gas Natural and Unión Fenosa as of 31 December, 2008 and the pro forma consolidated income statement of Gas Natural and Unión Fenosa for the year ended 31 December 2008 are based on the audited consolidated annual accounts of Gas Natural and Unión Fenosa taking into account the transaction proposed by the Gas Natural Group in accordance with the purchase method and applying the estimates, assumptions and adjustments as described in the accompanying notes to the pro forma consolidated financial information. The information of Gas Natural and Unión Fenosa as of and for the year ended 31 December 2008 has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU). The pro forma financial information is based on preliminary estimates and assumptions.

The pro forma consolidated financial information has been prepared in accordance with the requirements of the European Union Regulation under Regulation 809/2004, and with the content of the recommendation issued by CESR for the consistent implementation of the aforementioned Regulation (CESR/05-054b).

The pro forma consolidated financial information has been prepared solely for illustrative purposes on how the proposed transaction with Unión Fenosa could have affected the consolidated balance sheet as of 31 December 2008 and the consolidated income statement for the year ended 31 December 2008. Accordingly, the pro forma financial information is hypothetical and does not represent the actual financial position or the actual results of Gas Natural after the proposed transaction with Unión Fenosa nor does it attempt to project the financial position of Gas Natural after the proposed transaction with Unión Fenosa nor the results of their operations at a future date or for a period in the future.

For pro forma purposes:

•	The pro forma consolidated balance sheet of Gas Natural and Unión Fenosa as of 31 December 2008 has been prepared as if the proposed acquisition had been completed on 31 December 2008.

•	The pro forma consolidated income statement of Gas Natural and Unión Fenosa for the year ended 31 December 2008 has been prepared as if the proposed acquisition had been completed on 1 January 2008.

The pro forma adjustments relating to the acquisition of Unión Fenosa are based on the carrying value of the acquired company. The final determination of the fair value of the assets and liabilities will be carried out in the twelve months following the acquisition date and will be based on the estimates of an independent expert and Management estimates of the fair values of property, plant and equipment and the rest of net assets. Furthermore, no contingencies existing prior to the acquisition have been identified that could be reasonably estimated. The final determination of fair value could result in changes to the pro forma adjustments and to the pro forma data set out in this document. The allocation of the cost of the business combination will also depend on whether there are any adjustments made to the valuations of the final assets and liabilities.

The final valuations will be based on the assets and liabilities that exist at the acquisition date of Unión Fenosa. The effect of the final valuation could generate material differences in relation to this pro forma consolidated financial information.

Additionally, in preparing the pro forma consolidated financial information the following contracts have been taken into account:

a)	share purchase agreement with ACS, Actividades de Construcción y Servicios, S.A. and certain members of the ACS Group dated 30 July 2008;

b)	share purchase agreement with Caja de Ahorros y Monte de Piedad de Navarra dated 24 September 2008;

c)	share purchase agreement with Caixa de Aforros de Vigo, Ourense e Pontevedra (Caixanova) dated 12 December 2008;

d)	equity swap arrangement with UBS Limited dated 14 August 2008;

e)	equity swap arrangement with ING Belgium, S.A., Sucursal en España dated 24 September 2008;

f)	equity swap arrangement with Société Générale, Sucursal en España dated 3 November 2008; and

g)	equity swap arrangement with Société Générale, Sucursal en España dated 14 January 2009.

This pro forma consolidated financial information of Gas Natural and Unión Fenosa and its accompanying notes must be read together with the audited consolidated annual accounts and the related notes to the consolidated annual accounts of Gas Natural included in this Offering Memorandum. Likewise, they must be read together with the consolidated annual accounts of Unión Fenosa and its related notes to the consolidated annual accounts as of and for the year ended 31 December 2008. The consolidated annual accounts of Unión Fenosa are available to the public on the websites of the Spanish National Securities and Exchange Commission (Comisión Nacional del Mercado de Valores) and of Unión Fenosa.

Free translation In the event of a discrepancy, the Spanish language version prevails.

Pro forma Consolidated Balance Sheet

31 December 2008

(in Millions)

ASSETS	Gas Natural	Unión Fenosa (1)	Adjustments		Pro forma
Non-current assets	14,806	16,227	8,904		39,937
Intangible assets	1,617	839	11,310		13,766
Goodwill	546	211	11,310	(a)	12,067
Other intangible assets	1,071	628	—		1,699
Property, plant and equipment	9,988	12,162	—		22,150
Investments recorded using the equity method	42	580	—		622
Non-current financial assets	2,820	1,826	(2,385	)(b)	2,261
Deferred income tax assets	339	721	(21	)(c)	1,039
Other non-current assets	—	99			99
Current assets	3,959	3,122	(74)		7,007
Cash and cash equivalents	249	142	—		391
Other current assets	3,710	2,980	(74	)(d)	6,616

TOTAL ASSETS	18,765	19,349	8,830		46,944

NET EQUITY AND LIABILITIES
Net equity	6,721	6,513	(1,764)		11,470
Share capital	448	914	(466	)(e)	896
Other reserves	5,928	4,357	(1,298	)(f)	8,987
Capital and reserves attributable to the Company’s equity holders	6,376	5,271	(1,764)		9,883
Minority interests	345	1,242	—		1,587

Non-current liabilities	6,914	8,466	11,428		26,808
Financial liabilities	4,451	5,518	11,428	(g)	21,397
Other non-current liabilities	2,463	2,948	—		5,411
Current liabilities	5,130	4,370	(834)		8,666
Financial liabilities	934	1,629	—		2,563
Other current liabilities	4,196	2,741	(834	)(h)	6,103

TOTAL NET EQUITY AND LIABILITIES	18,765	19,349	8,830		46,944

(1)	The financial information for Unión Fenosa set out in this pro forma consolidated balance sheet reflects the financial information as of 31 December 2008 filed by Unión Fenosa with the CNMV. Such information does not reflect any adjustments, review or comments that Gas Natural could have made had it reviewed it thoroughly.

Free translation In the event of a discrepancy, the Spanish language version prevails.

Pro forma Consolidated Income Statement

Year Ended 31 December 2008

(in Millions)

	Gas Natural	Unión Fenosa (1)	Adjustments	Notes		Proforma
Operating income	13,639	7,263	(120)		(i)	20,782
Operating expenses	(11,119)	(4,983)	120		(i)	(15,982)
Depreciation, amortization, impairment and profit or loss on sale of non-current assets	(726)	(606)	—			(1,332)
OPERATING INCOME	1,794	1,674	—			3,468
Finance income	132	62	(38)		(j)	156
Finance expense	(419)	(410)	(788)		(k)	(1,617)
Variations in fair value of financial instruments	17	(1)	(13)		(l)	3
Exchange rate differences (net)	7	(8)	—			(1)
Impairment charges and profit or loss on sale of financial instruments	14	289	—			303
FINANCIAL INCOME	(249)	(68)	(839)			(1,156)
Income from entities recorded using the equity method	6	52	—			58
INCOME BEFORE TAXES	1,551	1,658	(839)			2,370
Income tax	(379)	(441)	240		(m)	(580)
NET INCOME FROM CONTINUED OPERATIONS	1,172	1,217	(599)			1,790
NET INCOME FROM DISCONTINUED OPERATIONS	—	53	—			53
CONSOLIDATED INCOME FOR THE PERIOD	1,172	1,270	(599)			1,843
Minority interests	(115)	(76)	—			(191)

INCOME ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY	1,057	1,194	(599)			1,652

EARNINGS PER SHARE PRO FORMA (In euros)	2.36	1.31				1.85

WEIGHTED AVERAGE SUBSCRIBED SHARE CAPITAL	447,776	914,038				895,552

(1)	The financial information for Unión Fenosa set out in this pro forma consolidated income statement reflects the financial information for the year ended 31 December 2008 filed by Unión Fenosa with the CNMV. Such information does not reflect any adjustments, review or comments that Gas Natural could have made had it reviewed it thoroughly.

Free translation In the event of a discrepancy, the Spanish language version prevails.

Notes to the pro forma consolidated financial information

(1) Description of the Acquisition and Pro Forma Purchase Price

The pro forma consolidated financial information reflects the acquisition by Gas Natural of the whole share capital of Unión Fenosa, and, therefore, of all the available ordinary shares of Unión Fenosa amounting approximately 16,581 million Euros. It includes the acquisition of 45.306% of Unión Fenosa through the share purchase agreement entered into with ACS on 30 July 2008, the acquisition of 4.72% through the share purchase agreement entered into with Caixanova on 12 December 2008, the acquisition of 0.297% through the share purchase agreement entered into with Caja Navarra on 24 September 2008, the acquisition resulting from the Takeover Offer assuming an acceptance level of 100%, and the acquisitions made as a result of the execution of equity swap arrangements with UBS Limited for 5.15% of the shares on 14 August 2008, with ING Belgium, Spanish Branch for 2.99% of the shares on 24 September 2008, and with Société Générale, Spanish Branch, for 1.25% and 0.753% of the shares on 3 November 2008 and 14 January 2009, respectively.

The assumed consideration to be given under the Takeover Offer for the purchase of the shares of Unión Fenosa will be Euros 18.33 per share adjusted by the gross amount of dividends distributed, reserves or dividends on account and any capital distribution made before the publication of the outcome of the Takeover Offer. As a result of the resolution adopted by the Board of Directors of Unión Fenosa, S.A. on 16 December 2008 relating to the payment on 2 January 2009 of a dividend on account of the net income for the year ended 31 December 2008 amounting Euros 0.28 gross per share, the offer price is Euros 18.05 per share.

It has been assumed, for the purposes of the pro forma, a purchase price for all the shares not yet acquired at 31 December 2008 of Euros 18.05 euros per share, except for the shares relating to the share purchase agreement with Caja Navarra with a purchase price of Euros 17.72 per share.

The following table presents a breakdown of the total pro forma purchase price for the proposed acquisition (in millions):

Acquisition	Number of shares	Share capital %	Assumed purchase consideration
ACS	91,403,796	9.99%	1,676
Caixanova	43,106,409	4.72%	776
Equity swaps UBS Limited	47,070,000	5.15%	849
Equity swaps ING Belgium, Sucursal en España	27,421,139	3.00%	495
Equity swaps Société Générale, Sucursal en España	18,280,750	2.00%	330
ACS	322,704,219	35.31%	5,825
Caja Navarra	2,721,000	0.30%	48
Takeover Offer	361,330,665	39.53%	6,522
Estimated direct acquisition costs	—	—	60

Total assumed acquisition cost	914,037,978	100.00%	16,581

The acquisition will be financed using external borrowings of Euros 14,830 million partially prepaid before its due date using the proceeds from a capital increase of Euros 3,502 million, net of issuance costs (Euros 100 million), resulting in net borrowings of Euros 11,428 million. For pro forma purposes, it is presumed that the issue of 447,776,028 new ordinary shares with a subscription price of Euros 7.82 each (nominal value of Euro 1 each and share premium of Euros 6.82 each) has been fully subscribed.

The pro forma consolidated financial information does not include any adjustments relating to any possible restructuring liability. Certain costs are expected to be incurred in the integration of the two companies mainly relating to structuring and training costs; however, any such costs will be entered in the accounting records as they are incurred. Likewise, any possible synergies that may be derived from the transaction have also been excluded from this pro forma financial data save to the extent reflected in goodwill.

The acquisition of Unión Fenosa has been included within the pro forma consolidated financial information using the purchase method under IFRS-EU. As of the date of preparation of this pro forma consolidated financial information the valuation of the assets and liabilities of Unión Fenosa has not been completed. Accordingly, the difference between the purchase price and the book value of the assets and liabilities has been recorded as goodwill. Given these assumptions, and subject to any material changes that the determination of a final valuation and any other factors could have on this pro forma consolidated financial information, the initial pro forma purchase price allocation is as follows (in millions):

	Allocated value to net assets acquired (€ million)
Cash and other cash equivalents	142
Other current assets	2,980
Other non-current assets	99
Deferred tax assets	721
Investments recorded using the equity method	580
Non-current financial assets	1,826
Property, plant and equipment	12,162
Intangible assets	628
Non-current financial liabilities	(5,518)
Other non-current liabilities Current financial liabilities	(2,948 (1,629	) )
Other current liabilities	(2,741)

Estimated fair value of net assets acquired	6,302
Minority interests	(1,242)

	5,060

Acquisition cost	16,581

Goodwill	11,521

The Company will have at its disposal a valuation prepared by an independent expert within the twelve month period after the acquisition date in order to determine the final values to be assigned to the transaction related assets and liabilities.

Homogenisation of accounting policies

The accounting policies applied by Gas Natural to its audited consolidated financial statements prepared under IFRS-EU have been used in the preparation of the pro forma consolidated financial information.

In relation to the accounting policies applied by Unión Fenosa to its audited consolidated financial statements prepared under IFRS-EU, an analysis of possible differences with the accounting policies used by Gas Natural has been performed solely on the basis of the available public information of Unión Fenosa, and no significant differences have been identified.

(2) Notes relating to the pro forma consolidated financial information

The pro forma adjustments included in the pro forma consolidated financial information of Gas Natural and Unión Fenosa have been prepared as if the acquisition had occurred on 31 December 2008 for balance sheet purposes, and on 1 January 2008 for income statement for the year ended 31 December 2008 purposes (in millions, except for earnings per share). Explanations of the aforementioned adjustments are as follows:

a.	The adjustment reflects the elimination of the historic goodwill of Unión Fenosa and the recognition of goodwill on the acquisition, pending the valuation of assets and liabilities for its allocation.

b.	The adjustment reflects the reversal of the valuation at market value of the 14.72% stake hold in Unión Fenosa at 31 December 2008 (Euros 72 million) and this is therefore stated at acquisition cost (Euros 2,457 million); additional acquisitions to reach a 100% stake in Unión Fenosa (Euros 14,124 million); and its elimination thereof through the business combination.

c.	The adjustment reflects the reversal of the tax impact on the valuation at market value of the 14.72% stake hold in Unión Fenosa at 31 December 2008.

d.	The adjustment reflects the cancellation of all the equity swap arrangements as a result of their physical settlement (Euros 36 million) and the elimination of balances resulting from transactions between Gas Natural and Unión Fenosa (Euros 38 million).

e.	The adjustment reflects the elimination of the share capital of Unión Fenosa and the issuance of 448 million shares of Gas Natural (Euros 448 million).

f.	The adjustment reflects the share premium on the new shares (Euros 3,054 million), the estimated issuance costs (Euros 70 million) and the elimination of the reserves of Unión Fenosa. In addition, it includes the adjustment for the physical settlement of the equity swap arrangements (Euros 24 million) and the adjustment for the reversal of the valuation at market value of the 14.72% interest in Unión Fenosa at 31 December 2008 to its acquisition cost (Euros 51 million).

g.	The adjustment reflects the utilisation of the Acquisition Facilities and its partial redemption using the net proceeds from the capital increase amounting a total of Euros 11,428 million.

h.	The adjustment reflects the cancellation of the liability owed to Caixanova in respect of the acquisition of its 4.72% stake in Unión Fenosa; the payment is outstanding as of 31 December 2008 (Euros 776 million), as well as the elimination of balances resulting from transactions between Gas Natural and Unión Fenosa (Euros 38 million). On the other hand, it includes the tax impact of the positive adjustments for the physical settlement of the equity swap arrangements (Euros 10 million) and the estimated cost of the capital increase (Euros 30 million).

i.	The adjustment reflects the elimination of operating income and operating expense transactions between Gas Natural and Unión Fenosa during the year 2008 basically related to access services provided in respect of the natural gas and electricity networks, as the case may be.

j.	The adjustment reflects the elimination of the dividend income received on the 14.72% stake hold in Unión Fenosa as of 31 December 2008.

k.	The adjustment reflects the increase in finance costs under the facilities necessary to acquire 100% of the share capital of Unión Fenosa after its partial redemption using the proceeds of the capital increase (Euros 11,428 million), at an effective interest rate of 6.9%.

l.	The adjustment reflects the cancellation of the fair value of the equity swap arrangements for the year ended 31 December 2008.

m.	The adjustment reflects the tax impact of the adjustments referred to in notes k. and l. above on the pro forma consolidated income statement data applying an income tax rate of 30%.

(3) Comparative data on the shares

The pro forma weighted average number of shares in issue during the year ended 31 December 2008 is based on the weighted average number of shares of Gas Natural and Unión Fenosa. The earnings per share are presented below as if the capital increase of Gas Natural to finance the acquisition had taken place on 1 January 2008 for illustrative purposes.

Year ended 31 December 2008	Gas Natural	Unión Fenosa	Pro forma
Average number of shares (in millions)	448	914	896
Basic and diluted earnings per share	€2.36	€1.31	€1.85

(4) Future divestments

On 11 February 2009 the Spanish National Anti-Trust Commission (Comisión Nacional de Competencia—CNC) authorised the transaction subject to undertakings presented by Gas Natural. The authorisation was notified to Gas Natural on that date. On 17 February 2009, the Ministry for the Economy and Taxation resolved not to refer the matter to the Council of Ministers and therefore, the authorisation became final and binding on that date.

Pursuant to the undertakings presented by Gas Natural and accepted by the CNC, Gas Natural must dispose off gas distribution networks comprising a total of 600,000 connection points, 600,000 small gas customers, combined cycle plants with a combined installed capacity of 2,000 MW and its investment in Enagás.

Gas Natural plans to effect disposals of assets worth Euros 3,000 million in the aggregate. To do so a review of the assets and investments will be conducted in order to determine which of them offer the best strategic fit for the new group. These asset sales include the disposal undertakings accepted by the CNC. This amount has been determined in order to strengthen the resulting financial structure and in line with the Acquisition Facility, which demands prepayment for assets, businesses and share disposals until the net disposal outflow amounts to Euros 3,000 million.

The final value of the assets disposal will be dependent on prevailing market conditions at the moment of this disposal. Given the fact that as of the date of this Offering Memorandum, the specific assets to be divested have not been identified, that no agreements or contracts entered into with third parties for their sale exist yet to support the effect of the divestitures and that the disposal of the assets will take place after the closing of the proposed transaction, the potential impact of such sales has not been included in the pro forma consolidated financial information. Moreover, there is no reliable information available on the historic cost of the assets that could be divested in the case of Unión Fenosa, as well as their useful life and operating costs, and any other necessary details to reasonably estimate its potential accounting impact.

In accordance with Annex II of the Regulation 809/2004 and its clarification included in the Recommendation issued by CESR (CESR/05-054b p87-94), it has been considered that the adjustments to be made to the aforementioned financial information must be those that, in addition to being directly attributable to the transaction, are factually supportable and are appropriate and complete for the purposes to which the pro forma financial information is presented. For the reasons discussed above, the potential accounting impact of the divestments explained in this section cannot be quantified as yet in accordance with events that are based on a reasonable degree of objectivity and, therefore, this accounting impact has not been included in this pro forma consolidated financial information.

REGISTERED OFFICE OF THE COMPANY

Gas Natural SDG, S.A.

Plaça del Gas, Nº 1

08003 Barcelona

Spain

JOINT GLOBAL COORDINATORS AND JOINT BOOKRUNNERS

UBS Limited 1 Finsbury Avenue London EC2M 2PP United Kingdom	Banco Santander, S.A. Paseo de Pereda, 9-12 Santander Spain

Barclays Bank PLC 5 The North Colonnade Canary Wharf London EC14 5BB United Kingdom	BNP Paribas 16, Boulevard des Italiens 75009 Paris France

Citigroup Global Markets Limited 33 Canada Square London E14 5LB United Kingdom	Société Générale 29, Boulevard Haussman 75009 Paris France

JOINT BOOKRUNNER

ING Bank N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

CO-LEAD MANAGER

Caixa d’Estalvis i Pensions de Barcelona

Avenida Diagonal 621-629

Barcelona 08028

Spain

LEGAL ADVISERS TO THE COMPANY

As to U.S. law Freshfields Bruckhaus Deringer LLP 65 Fleet Street London EC4Y 1HS United Kingdom	As to Spanish law Freshfields Bruckhaus Deringer LLP Calle Fortuny, 6 28010 Madrid Spain

LEGAL ADVISERS TO THE MANAGERS

As to U.S. and Spanish law

Linklaters, S.L.P.

Calle Zurbarán, 28

28010 Madrid

Spain

INDEPENDENT AUDITORS

PricewaterhouseCoopers Auditores, S.L.

Av. Diagonal, 640

08017, Barcelona

Spain